Voya Retirement Insurance and Annuity Company
Variable Annuity Account C
Voya MAP Plus NP^{SM}
CONTRACT PROSPECTUS – MAY 1, 2016

The Contract. The contract described in this prospectus is a group deferred variable and fixed annuity contract issued by Voya Retirement Insurance and Annuity Company (the "Company," "we," "us," "our"). It is intended to be used as a funding vehicle for certain types of retirement plans that qualify for beneficial tax treatment and/or provide current income reduction under certain sections of the Internal Revenue Code of 1986, as amended (the "Tax Code"). **The contract is not available for sale in the state of New York and, except in limited circumstances, it is no longer available for new sales in other states. The existing contract will continue to accept additional purchase payments subject to the terms of the contract.**

> ***Why Reading This Prospectus Is Important.*** Before you participate in a contract through your retirement plan, you should read this prospectus. It provides facts about the contract and its investment options. Plan sponsors (generally your employer or a trust) should read this prospectus to help determine if the contract is appropriate for their plan. Keep this document for future reference.

Investment Options. The contract offers variable investment options and fixed interest options. When we establish your account(s), the contract holder, (generally, the sponsor of your retirement plan or a trust), or you if permitted by the plan, instructs us to direct account dollars to any of the available options. Some investment options may be unavailable through certain contracts and plans, or in some states. Generally, your plan sponsor will have selected a subset of the variable investment options to be available for investment under your retirement plan.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the "separate account"), a separate account of the Company. Each subaccount invests in one of the mutual funds (the "funds") listed on the next page. Earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Fixed Interest Options.

- Fixed Plus Account II
- Guaranteed Accumulation Account (subject to availability)

Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the fixed interest options in the appendices to this prospectus. There is also a separate prospectus for the Guaranteed Accumulation Account ("GAA").

Compensation. We pay compensation to broker-dealers whose registered representatives sell the contracts. **See "CONTRACT DISTRIBUTION"** for further information about the amount of compensation we pay. **The contracts described in this prospectus are not deposits with, obligations of or guaranteed or endorsed by any bank, nor are they insured by the Federal Deposit Insurance Corporation ("FDIC"). The contracts are subject to investment risk, including the possible loss of the principal amount invested.**

Risks Associated with Investing in the Funds. Information about the risks of investing in the funds through the contract is located in the **"INVESTMENT OPTIONS"** section on page 13. The particular risks associated with each fund are detailed in the fund's prospectus. Read this prospectus in conjunction with the fund prospectuses, and retain them for future reference.

Getting Additional Information. If you have received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus. You may obtain the May 1, 2016 Statement of Additional Information ("SAI") without charge by indicating your request on your enrollment materials or calling the Company at 1-800-262-3862 or writing to us at the address referenced under **"CONTRACT OVERVIEW - Questions: Contacting the Company"**. You may also obtain a prospectus or an SAI for any of the funds, or a GAA prospectus, by calling that number. The contract prospectus, the GAA prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission ("SEC") website, http://www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC Public Reference Branch. Information on the operations of the SEC Public Reference Branch may be obtained by calling 1-202-551-8090 or 1-800-SEC-0330, e-mailing publicinfo@sec.gov or by writing to SEC Public Reference Branch, 100 F Street, NE, Room 1580, Washington, D.C. 20549. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement of the contract prospectus under the Securities Act of 1933. This number is 333-109860. The number assigned to the registration statement for the GAA is 333-210551. The SAI table of contents is listed on page 53 of this prospectus. The SAI is incorporated into this prospectus by reference.

Additional Disclosure Information. Neither the SEC, nor any state securities commission, has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

The Funds*

AB Growth and Income Fund, Inc. (Class A)[1]	Oppenheimer Gold & Special Minerals Fund (Class A)[1]
Alger Capital Appreciation Fund (Class A)[1]	Oppenheimer International Bond Fund (Class A)[1]
Alger Green Fund (Class A)[1]	Pax World Balanced Fund (Individual Investor Class)[1]
AllianzGI NFJ Dividend Value Fund (Class A)[1]	PIMCO Real Return Portfolio (Administrative Class)
AllianzGI NFJ Small-Cap Value Fund (Class A)[1][2]	Pioneer Emerging Markets VCT Portfolio (Class I)
Amana Growth Fund (Investor Class)[1]	Pioneer High Yield Fund (Class A)[1]
Amana Income Fund (Investor Class)[1]	Pioneer Strategic Income Fund (Class A)[1]
American Century Investments® Inflation-Adjusted Bond Fund (Investor Class)[1]	Royce Total Return Fund (K Class)[1]
	T. Rowe Price Mid-Cap Value Fund (R Class)[1][2]
American Funds® - American Balanced Fund® (Class R-3)[1]	Templeton Foreign Fund (Class A)[1]
American Funds® - Capital World Growth and Income Fund® (Class R-3)[1]	The Hartford International Opportunities Fund (Class R4)[4]
	Thornburg International Value Fund (Class R4)[1]
American Funds® - EuroPacific Growth Fund® (Class R-3)[1]	Vanguard® Diversified Value Portfolio[5]
American Funds® - Fundamental Investors® (Class R-3)[1]	Vanguard® Equity Income Portfolio[5]
American Funds® - New Perspective Fund® (Class R-3)[1]	Vanguard® Small Company Growth Portfolio[5]
American Funds® - The Growth Fund of America® (Class R-3)[1]	Victory Sycamore Established Value Fund (Class A)[4]
American Funds® - The Income Fund of America® (Class R-3)[1]	Victory Sycamore Small Company Opportunity Fund (Class R)[1]
American Funds® - Washington Mutual Investors Fund^SM (Class R-3)[1]	Voya Balanced Portfolio (Class I)
	Voya Global Bond Portfolio (Class S)
Ariel Appreciation Fund (Investor Class)[1]	Voya Global Equity Portfolio (Class I)
Ariel Fund (Investor Class)[1]	Voya Global Real Estate Fund (Class A)[1]
Artisan International Fund (Investor Shares)[1]	Voya GNMA Income Fund (Class A)[1]
BlackRock Equity Dividend Fund (Investor A Shares)[1]	Voya Government Money Market Portfolio (Class I)
BlackRock Mid Cap Value Opportunities Fund (Investor A Shares)[1]	Voya Growth and Income Portfolio (Class I)[2]
	Voya Growth and Income Portfolio (Class S)[2]
Columbia Acorn® Fund (Class A)[1]	Voya High Yield Portfolio (Class S)
Columbia Diversified Equity Income Fund (Class R4)[1]	Voya Index Plus LargeCap Portfolio (Class I)
Columbia High Yield Bond Fund (Class R4)[1]	Voya Index Plus MidCap Portfolio (Class I)
Columbia Mid Cap Value Fund (Class A)[1]	Voya Index Plus SmallCap Portfolio (Class I)
CRM Mid Cap Value Fund (Investor Shares)[1]	Voya Index Solution 2025 Portfolio (Class S2)[3]
Dodge & Cox International Stock Fund[1][2]	Voya Index Solution 2035 Portfolio (Class S2)[3]
Dodge & Cox Stock Fund[1]	Voya Index Solution 2045 Portfolio (Class S2)[3]
Eaton Vance Large-Cap Value Fund (Class R)[1][3]	Voya Index Solution 2055 Portfolio (Class S2)[3]
Fidelity Advisor® New Insights Fund (Class I)[1]	Voya Index Solution Income Portfolio (Class S2)[3]
Fidelity® VIP Contrafund® Portfolio (Initial Class)	Voya Intermediate Bond Fund (Class A)[1]
Fidelity® VIP Equity-Income Portfolio (Initial Class)	Voya Intermediate Bond Portfolio (Class I)
Fidelity® VIP Growth Portfolio (Initial Class)	Voya International Index Portfolio (Class I)
Franklin Mutual Global Discovery Fund (Class R)[1]	Voya Large Cap Growth Fund (Class A)[1]
Franklin Small Cap Value VIP Fund (Class 2)	Voya Large Cap Growth Portfolio (Class S)[2]
Franklin Small-Mid Cap Growth Fund (Class A)[1]	Voya Large Cap Value Fund (Class A)[1][2]
Invesco Endeavor Fund (Class A)[1]	Voya Large Cap Value Portfolio (Class S)[2]
Invesco Global Health Care Fund (Investor Class)[1]	Voya MidCap Opportunities Portfolio (Class I)
Invesco Mid Cap Core Equity Fund (Class A)[1]	Voya Multi-Manager International Small Cap Fund (Class A)[1]
Invesco Small Cap Value Fund (Class A)[1]	
Lazard Emerging Markets Equity Portfolio (Open Shares)[1][2]	Voya Multi-Manager Large Cap Core Portfolio (Class S)[2]
Lazard US Mid Cap Equity Portfolio (Open Shares)[1]	Voya Real Estate Fund (Class A)[1]
Lord Abbett Core Fixed Income Fund (Class A)[1][2]	Voya Russell^TM Large Cap Growth Index Portfolio (Class S)
Lord Abbett Developing Growth Fund (Class A)[1][2]	Voya Russell^TM Large Cap Index Portfolio (Class I)
Lord Abbett Fundamental Equity Fund (Class A)[1][2]	Voya Russell^TM Large Cap Value Index Portfolio (Class S)
Lord Abbett Mid Cap Stock Fund (Class A)[1][2]	Voya Russell^TM Mid Cap Index Portfolio (Class I)
Lord Abbett Small-Cap Value Fund (Class A)[1][2]	Voya Russell^TM Small Cap Index Portfolio (Class I)
Mainstay Large Cap Growth Fund (Class R3)[1]	Voya Small Company Portfolio (Class I)
Massachusetts Investors Growth Stock Fund (Class A)[1]	Voya SmallCap Opportunities Portfolio (Class I)
Neuberger Berman Genesis Fund® (Trust Class)[1]	Voya Solution 2025 Portfolio (Class S2)[3]
Neuberger Berman Socially Responsive Fund® (Trust Class)[1]	Voya Solution 2035 Portfolio (Class S2)[3]
Oppenheimer Capital Appreciation Fund (Class A)[1]	Voya Solution 2045 Portfolio (Class S2)[3]
Oppenheimer Developing Markets Fund (Class A)[1][2]	

The Funds (Continued)*

Voya Solution 2055 Portfolio (Class S2)[3]	VY® JPMorgan Small Cap Core Equity Portfolio (Class S)
Voya Solution Income Portfolio (Class S2)[3]	VY® Oppenheimer Global Portfolio (Class I)
Voya Strategic Allocation Conservative Portfolio (Class I)[3]	VY® Pioneer High Yield Portfolio (Class S)
Voya Strategic Allocation Growth Portfolio (Class I)[3]	VY® T. Rowe Price Capital Appreciation Portfolio (Class S)
Voya Strategic Allocation Moderate Portfolio (Class I)[3]	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio (Class S)[2]
Voya U.S. Bond Index Portfolio (Class I)	VY® T. Rowe Price Equity Income Portfolio (Class S)
VY® American Century Small-Mid Cap Value Portfolio (Class S)	VY® T. Rowe Price Growth Equity Portfolio (Class S)
VY® Baron Growth Portfolio (Class S)	VY® T. Rowe Price International Stock Portfolio (Class S)
VY® Clarion Real Estate Portfolio (Class S)	VY® Templeton Foreign Equity Portfolio (Class S)
VY® Columbia Contrarian Core Portfolio (Class S)	VY® Templeton Global Growth Portfolio (Class S)[2]
VY® Columbia Small Cap Value II Portfolio (Class S)	Wanger International
VY® FMR® Diversified Mid Cap Portfolio (Class S)[6]	Wanger Select
VY® Invesco Comstock Portfolio (Class S)	Wanger USA
VY® Invesco Equity and Income Portfolio (Class S)	Wells Fargo Advantage Special Small Cap Value Fund (Class A)[1]
VY® Invesco Growth and Income Portfolio (Class S)	Western Asset Mortgage Backed Securities Fund (Class A)[4]
VY® JPMorgan Emerging Markets Equity Portfolio (Class S)	
VY® JPMorgan Mid Cap Value Portfolio (Class S)[2]	

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*   **See "APPENDIX IV – FUND DESCRIPTIONS"** for a complete listing of all fund name changes since your last supplement.

1   This fund is available to the general public, in addition to being available through variable annuity contracts. **See FEDERAL TAX CONSIDERATIONS – Special Considerations for Section 403(b) Plans" for a discussion of investment in one of the public funds under 403(b) or Roth 403(b) annuity contracts.**

2   Please see **"APPENDIX IV – FUND DESCRIPTIONS"** for information regarding the availability of this fund.

3   These funds are structured as fund of funds or "master-feeder" funds that invest directly in shares of underlying funds. **See "FEES – Fund Fees and Expenses – Fund of Funds" for additional information.**

4   These funds will be available for investment beginning May 9, 2016.

5   Vanguard is a trademark of The Vanguard Group, Inc.

6   FMR is a registered service mark of Fidelity Management & Research Company. Used with permission.

TABLE OF CONTENTS

CONTRACT OVERVIEW

The following is intended as an overview. Please read each section of this prospectus for additional information.

Who's Who

You (the "participant"): The individual who participates in the contract through a retirement plan.

Plan Sponsor: The sponsor of your retirement plan. Generally, your employer or a trust.

Contract Holder: The person to whom we issue the contract. Generally, the plan sponsor or a trust. We may also refer to the contract holder as the contract owner.

We (the "Company"): Voya Retirement Insurance and Annuity Company. We issue the contract.

For greater detail please review **"CONTRACT PURCHASE AND PARTICIPATION" and "CONTRACT OWNERSHIP AND RIGHTS."**

The Contract and Your Retirement Plan

Retirement Plan ("plan"): A plan sponsor has established a plan for you. This contract is offered as a funding option for that plan. We are not a party to the plan.

Plan Type: We refer to the plan by the Tax Code Section under which it qualifies. For example: a "403(b) plan" is a plan that qualifies for tax treatment under Tax Code Section 403(b). To learn which Tax Code Section applies to your plan, contact your plan sponsor, your local representative or the Company.

Use of an Annuity Contract in Your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) or Roth 457(b) retirement plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as a guaranteed death benefit under some contracts or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. **See** "**CONTRACT PURCHASE AND PARTICIPATION**."

Questions: Contacting the Company. Contact your local representative or write or call the Company:

Customer Service
P.O. Box 990063
Hartford, CT 06199-0063
1-800-262-3862

Sending forms and written requests in good order.

If you are writing to change your beneficiary, request a withdrawal, or for any other purpose, contact your local representative or the Company to learn what information is required in order for the request to be in "good order." By contacting us, we can provide you with the appropriate administrative form for your requested transaction.

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

We can only act upon written requests that are received in "good order."

Contract Rights

Rights under the contract, and who may exercise those rights, may vary by plan type. Also, while the contract may reserve certain rights for the contract holder, the contract holder may permit you to exercise those rights through the plan.

Contract Facts

Free Look/Right to Cancel: Contract holders may cancel the contract no later than 10 days after they receive the contract (or a longer period if required by state law). Participants in 403(b) or Roth 403(b) plans or in some plans under 401(a)/401(k) (including Roth 401(k)) may cancel their participation in the contract no later than 10 days after they receive evidence of participation in the contract (or a longer period if required by state law). **See "RIGHT TO CANCEL."**

Death Benefit: A beneficiary may receive a benefit in the event of your death during both the accumulation and income phases (described in "**Contract Phases**," below). The availability of a death benefit during the income phase depends on the income phase payment option selected. **See "DEATH BENEFIT" and "INCOME PHASE."**

Withdrawals: During the accumulation phase, the contract holder, or you if permitted by the plan, may withdraw all or part of your account value. The Tax Code may impose restrictions on withdrawals from plans, which may vary. In addition, the contract holder, or you if permitted by the plan, may have the right to withdraw all or part of your account value during the income phase. Amounts withdrawn may be subject to tax withholding, taxation, early withdrawal charges, redemption fees, and maintenance fees. **See "WITHDRAWALS," "FEDERAL TAX CONSIDERATIONS," and "INCOME PHASE."**

Systematic Distribution Options: These allow the contract holder, or you if permitted by the plan, to receive regular payments from your account, while retaining the account in the accumulation phase. **See "SYSTEMATIC DISTRIBUTION OPTIONS."**

Fees: Certain fees are deducted from your account value. In addition, we reserve the right to deduct premium taxes from your account value or from payments to the account at any time, but not before there is a tax liability under state law. **See "FEE TABLE" and "FEES."**

Taxation: Amounts you receive in a distribution will be generally included in your gross income and will be subject to taxation. Tax penalties may apply in some circumstances. **See "FEDERAL TAX CONSIDERATIONS."**

Contract Phases

Accumulation Phase (accumulating retirement benefits)

STEP 1: You or the contract holder provides the Company with your completed enrollment materials.

According to the plan, we set up one or more accounts for you. We may set up account(s) for employer contributions and/or for contributions from your salary.

STEP 2: The contract holder, or you if permitted by your plan, directs us to invest your account dollars in any of the following:

- Fixed Interest Options, or
- Variable Investment Options. (The variable investment options are the subaccounts of the separate account. Each one invests in a specific mutual fund.)



Payments to Your Account
Step 1
Voya Retirement Insurance and Annuity Company
Step 2
Fixed Interest Options
Variable Annuity Account C
Variable Investment Options
The Subaccounts
A
B
Etc.
Step 3
Mutual Fund A
Mutual Fund B
Etc.

STEP 3: The subaccount(s) selected purchases shares of its corresponding fund.

Income Phase (receiving income phase payments from your account)

The contract offers several payment options. **See "INCOME PHASE."** In general, you may:

- Receive income phase payments over a lifetime or for a specified period;
- Receive income phase payments monthly, quarterly, semi-annually or annually;
- Select an option that provides a death benefit to beneficiaries; and
- Select fixed income phase payments or payments that vary based on the performance of the variable investment options you select.

FEE TABLE

The following tables describe the fees and expenses that you will pay during the accumulation phase when buying, owning, and withdrawing account value from your contract. Fees during the income phase may differ from those shown below. See "INCOME PHASE" for fees that may apply after you begin receiving payments under the contract.

Maximum Transaction Expenses

The first table describes the fees and expenses that you may pay at the time that you buy the contract, withdraw account value from the contract, or transfer cash value between investment options. State premium taxes currently ranging from 0% to 4% of purchase payments may also be deducted.*

Maximum Early Withdrawal Charge[1] *(as a percentage of amount withdrawn)*	5.0%
Loan Interest Rate Spread (per annum) for Contract Loans[2]	3.0%

Maximum Periodic Fees and Charges

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

Maximum Annual Maintenance Fee	$30.00
Separate Account Annual Expenses (as a percentage of average account value)	
Maximum Daily Asset Charge[3]	1.75%
Maximum Subaccount Administrative Adjustment Charge[4]	0.80% (on certain funds)
Maximum Transferred Asset Benefit Charge[5]	1.00%
Maximum Total Separate Account Annual Charges	3.55%

*State premium taxes may apply, but are not reflected in the fee tables or examples. See "**FEES - Premium and Other Taxes**."

In This Section:
- Maximum Transaction Expenses;
- Maximum Periodic Fees and Charges;
- Fund Fees and Expenses; and
- Examples

See "FEES" for:
- How, When and Why Fees are Deducted;
- Reduction, Waiver and/or Elimination of Certain Fees;
- Redemption Fees; and
- Premium and Other Taxes

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[1] This is a deferred sales charge. The charge reduces over time. We waive the withdrawal charge except on (a) distributions for "in service transfers" of amounts to another 401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) or Roth 457(b) product provider for the employer; and (b) distributions due to a severance from employment that would not have qualified as a separation from service under prior Internal Revenue Service ("IRS") guidance. See "**FEES**" and "**Transaction Fees**."

[2] This is the difference between the rate charged and the rate credited on loans under your contract. Currently the loan interest rate spread is 2.5% per annum; however we reserve the right to apply a spread of up to 3.0% per annum. For example, if the current interest rate charged on a loan is 6.0%, the amount of interest applied to the contract would be 3.5%; the 2.5% loan interest rate spread is retained by the Company. See "**LOANS**." For loans from Tax Code Section 401(a), 401(k), or 457(b) plans, where the sponsor has elected to offer loans administered outside the group annuity contract, additional fees may be charged by a third party administrator.

[3] This is the maximum charge to cover mortality, expense, and administrative risks during the accumulation phase. This charge may be waived, reduced or eliminated in certain circumstances. See "**FEES - Daily Asset Charge**." During the income phase the charge is 1.25% on an annual basis. See "**INCOME PHASE - Charges Deducted**."

[4] The subaccount administrative adjustment charge applies to a select group of investment options, identified in the Fees section. The charge is only assessed on assets invested in these investment options, and varies based upon the investment option. For contracts issued before May 1, 2004 (or state regulatory approval of the maximum 0.80% charge, whichever is later), the maximum subaccount administrative adjustment charge is 0.50%. The maximum subaccount administrative adjustment charge we currently apply is 0.60%. See "**FEES - Subaccount Administrative Adjustment Charge**."

[5] This charge covers the costs associated with providing the transferred asset benefit, for contract holders who elect this option. For contracts issued prior to September 27, 2010 (or upon state regulatory approval of the maximum 1.00% charge, whichever is later), the maximum transferred asset benefit charge was 0.50%. This charge will apply for a maximum of seven contract years, depending upon the amount of the transferred asset benefit, and will apply to all participants under the contract, regardless of whether they receive the benefit of the transferred asset benefit. For example, if your participation in the contract begins after the transferred asset benefit is allocated to the contract, you will be subject to the transferred asset benefit charge even though you did not receive any of the transferred asset benefit. See "**CONTRACT PURCHASE AND PARTICIPATION – Transferred Asset Benefit Option**."

Fund Fees and Expenses

The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. Expenses of the funds may be higher or lower in the future. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

Total Annual Fund Operating Expenses	Minimum	Maximum
(expenses that are deducted from fund assets, including management fees, distribution (12b-1) and/or service fees, and other expenses)	0.32%	1.75%

See "FEES – Fund Fees and Expenses" for additional information about the fees and expenses of funds, including information about the revenue we may receive from each of the funds or the funds' affiliates.

When the Subaccount Administrative Adjustment charge is included, the minimum and maximum expenses associated with the funds are 0.61% and 2.00%, respectively.

Examples

The following examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract holder transaction expenses, the separate account annual expenses, the annual maintenance fee of $30 (converted to a percentage of assets equal to 0.307%), and the fund fees and expenses adjusted to include the Subaccount Administrative Adjustment charge.

Maximum Fund Fees and Expenses Example. The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has **a 5%** return each year and assume the **maximum** contract fees and expenses and the **maximum** amount after combining the fund fees and expenses with the applicable Subaccount Administrative Adjustment charge. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Example (A) If you withdraw your entire account value at the end of the applicable time period:

Example (B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*:

1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
$1,005	$2,015	$2,924	$4,763	$506	$1,516	$2,525	$4,763

Minimum Fund Fees and Expenses Example. The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the **maximum** contract fees and expenses and the **minimum** fund fees and expenses when combined with the applicable Subaccount Administrative Adjustment charge. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Example (A) If you withdraw your entire account value at the end of the applicable time period:

Example (B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*:

1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
$876	$1,643	$2,323	$3,599	$369	$1,122	$1,896	$3,599

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*   This example does not apply if during the income phase a nonlifetime payment option with variable payments is selected and a lump sum withdrawal is requested within five years after payments start. In this case, the lump sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge as shown in Example A.

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In **APPENDIX V,** we provide condensed financial information about the separate account subaccounts available under the contracts. These tables show year-end unit values of each subaccount from the time purchase payments were first received in the subaccounts under the contract.

Financial Statements. The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account C and the consolidated financial statements and the related notes to consolidated financial statements for Voya Retirement Insurance and Annuity Company are located in the Statement of Additional Information.

THE COMPANY

Voya Retirement Insurance and Annuity Company (the "Company," "we," "us," "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. From January 1, 2002, until August 31, 2014, the Company was known as ING Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya®"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA" and Voya completed its initial public offering of common stock.

We are engaged in the business of issuing insurance and annuities and providing financial services in the United States. We are authorized to conduct business in all states, the District of Columbia, Guam, Puerto Rico and the Virgin Islands. Our principal executive offices are located at:

One Orange Way
Windsor, Connecticut 06095-4774

Product Regulation. Our annuity, retirement and investment products are subject to a complex and extensive array of state and federal tax, securities, insurance and employee benefit plan laws and regulations, which are administered and enforced by a number of different governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, state banking authorities, the SEC, the Financial Industry Regulatory Authority ("FINRA"), the Department of Labor ("DOL"), the IRS and the Office of the Comptroller of the Currency ("OCC"). For example, U.S. federal income tax law imposes requirements relating to insurance and annuity product design, administration and investments that are conditions for beneficial tax treatment of such products under the Tax Code. **See "FEDERAL TAX CONSIDERATIONS" for further discussion of some of these requirements.** Additionally, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution and administration. Failure to administer product features in accordance with contract provisions or applicable law, or to meet any of these complex tax, securities, or insurance requirements could subject us to administrative penalties imposed by a particular governmental or self-regulatory authority, unanticipated costs associated with remedying such failure or other claims, harm to our reputation, interruption of our operations or adversely impact profitability.

CONTRACT PURCHASE AND PARTICIPATION

Contracts Available for Purchase. The contracts available for purchase are group deferred variable and fixed annuity contracts that the Company offers in connection with plans established by eligible organizations under Tax Code Sections 401(a), 401(k) 403(b) and 457(b), including Roth 401(k), Roth 403(b) and Roth 457(b). The contracts may not be available in all states. Contributions to Roth 401(k), Roth 403(b) or Roth 457 accounts must be made by after-tax salary reduction (to the extent allowed by the contract or certificate), exchange, or rollover payments paid to us on your behalf, as permitted by the Tax Code.

When considering whether to purchase or participate in the contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

ERISA Notification. Some plans under Tax Code Sections 401 and 403(b) are subject to Title I of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The contract holder must notify the Company whether Title I of ERISA applies to the plan.

Use of an Annuity Contract in Your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) or Roth 457(b) plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other benefits (such as the guaranteed death benefit under some contracts or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative.

Purchasing the Contract. The contract holder submits the required forms and application to the Company. We approve the forms and issue a contract to the contract holder.

Participating in the Contract. We provide you with enrollment materials for completion and return to us (occasionally enrollment is conducted by someone unaffiliated with us who is assisting the contract holder). Under certain plans, you may be enrolled automatically by the contract holder. If all materials are complete and in good order, we establish one or more accounts for you. Under certain plans we establish an employee account for contributions from your salary and an employer account for employer contributions.

Acceptance or Rejection. We must accept or reject an application or your enrollment materials within two business days of receipt. If the forms are incomplete, we may hold any forms and accompanying purchase payments for five business days, unless you consent to our holding them longer. If we reject the application or enrollment, we will return the forms and any purchase payments.

Methods of Purchase Payment. The contract may allow one or more of the following purchase payment methods:
• Lump-sum payments--A one-time payment to your account in the form of a transfer from a previous plan; and/or
• Installment payments--More than one payment made over time to your account.

The plan and the contract may have certain rules or restrictions that apply to use of these two methods. For example, we may require that lump-sum payments or installment payments meet certain minimums.

Contributions to Roth 401(k), Roth 403(b) and Roth 457(b) accounts must be made by after-tax salary reduction, exchange or rollover payments paid to us on your behalf, as permitted by the Tax Code. Under some contracts, we will place the different types of payments in distinct accounts, including Roth 401(k), Roth 403(b) and Roth 457(b) accounts.

Allocation of Purchase Payments. The contract holder or you, if the contract holder permits, direct us to allocate initial contributions among the investment options available under the plan. Generally, you will specify this information on your enrollment materials or it may be provided to us by the contract holder. After your enrollment, changes to allocations for future purchase payments or transfer of existing balances among investment options may be requested in writing and, where available, by telephone or electronically at www.voyaretirementplans.com. Allocations must be in whole percentages, and there may be limitations on the number of investment options that can be selected. **See** "**INVESTMENT OPTIONS**" **and** "**TRANSFERS**."

Transferred Asset Benefit Option. The Company may provide a transferred asset benefit ("TAB") option to the contract holder in connection with the purchase of the contract in order to help defray charges that may apply when assets are transferred from another financial provider. If this option is selected, the Company will apply a dollar amount not to exceed 5% of the total plan assets transferred to the Company. The TAB will be allocated pursuant to directions received from the contract holder, after the expiration of the applicable state free-look period.

In the event that the contract holder elects the TAB option, there will be an additional transferred asset benefit charge not to exceed 1.00% (not to exceed 0.50% for contracts issued prior to September 27, 2010, or upon state regulatory approval of the maximum 1.00% charge, whichever is later), and a reduction in the Fixed Plus Account II interest credited rate not to exceed 1.00% (not to exceed 0.50% for contracts issued prior to September 27, 2010, or upon state regulatory approval of the maximum 1.00% charge, whichever is later), which will apply to all participants under the contract regardless of whether they receive the benefit of the TAB. For example, if your participation in the contract begins after the TAB is allocated to the contract, you will be subject to the transferred asset benefit charge and decrease in the interest credited rate even though you did not receive any of the TAB. The transferred asset benefit charge and decrease in the interest credited rate will apply for a period not to exceed seven contract years, and will not, over the period of time that the TAB charge and decreased interest rate is in effect, exceed the TAB percentage applied to the contract (i.e. if a 4.0% TAB is credited to the contract, the aggregate transferred asset benefit charge and reduction to the Fixed Plus Account II credited interest rate will not exceed 4.0%). In addition, an early withdrawal charge schedule will generally apply when the TAB option is elected by the contract holder. **See "FEE TABLE" and "FEES."**

Tax Code Restrictions. The Tax Code places some limitations on contributions to your account. **See** "**FEDERAL TAX CONSIDERATIONS**."

Factors to Consider in the Purchase Decision. The decision to purchase or participate in the contract should be discussed with your financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:

- **Long-Term Investment** - This contract is a long-term investment, and is typically most useful as part of a personal retirement plan. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½;
- **Investment Risk** - The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in;
- **Features and Fees** - The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features; and
- **Exchanges** - Replacing an existing insurance contract with this contract may not be beneficial to you. If this contract will be a replacement for another annuity contract or mutual fund option under the plan, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this contract. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any increased charges that might apply under this contract. Also, be sure to talk to a financial professional, tax and/or legal adviser to make sure that the exchange will be handled so that it is tax-free.

Other Products. We and our affiliates offer various other products with different features and terms than the contracts described in this prospectus, which may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are other options available, and, if you are interested in learning more about these other products, contact your registered representative. These other options may not be available under your plan.

CONTRACT OWNERSHIP AND RIGHTS

Who Owns the Contract? The contract holder. This is the person or entity to whom we issue the contract.

Who Owns Money Accumulated Under the Contract? It depends on the type of retirement plan:
- **Under 401(a), 401(k), Roth 401(k), 403(b) or Roth 403(b) Plans.** Under the contract, we may establish one or more accounts for you. Generally, we establish an employee account to receive salary reduction and rollover amounts and an employer account to receive employer contributions. You have the right to the value of your employee account and any employer account to the extent you are vested as interpreted by the contract holder;
- **Under Governmental 457(b) or Roth 457(b) Plans.** The Tax Code requires that 457(b) plan assets of governmental employers be held in trust for the exclusive benefit of you and your beneficiaries. An annuity contract satisfies the trust requirement of the Tax Code; and
- **Under Tax-Exempt Non-Governmental 457(b) Plans.** In order to avoid being subject to ERISA, 457(b) plan assets of tax-exempt employers (including certain nonqualified, church-controlled organizations) remain the property of the employer, and are subject to the claims of the employer's general creditors.

Who Holds Rights Under the Contract? Under all contracts, except group contracts issued through a voluntary 403(b) or Roth 403(b) plan, the contract holder holds all rights under the contract. The contract holder may permit you to exercise some of those rights. For example, the contract holder may allow you to choose investment options.

Under most group contracts issued through a voluntary 403(b) or Roth 403(b) plan, you generally hold all rights under the contract and may make elections for your accounts. However, pursuant to Treasury Department regulations the exercise of certain of these rights may require the consent and approval of the plan sponsor or its delegate. **See** "**FEDERAL TAX CONSIDERATIONS – Distributions – Eligibility – 403(b) and Roth 403(b) Plans**."

For additional information about the respective rights of the contract holder and participants under 401(a), 401(k), Roth 401(k), 403(b) and Roth 403(b), plans, see **APPENDIX III**.

RIGHT TO CANCEL

When and How to Cancel. If the contract holder chooses to cancel a contract, we must receive the contract and a written notice of cancellation within 10 days (or a longer period if required by state law) after the contract holder's receipt of the contract.

If you wish to cancel participation in the contract and are allowed to do so under the contract and the plan, you must send the document evidencing your participation and a written notice of cancellation to the Company within 10 days (or a longer period if required by state law) after you receive confirmation of your participation in the contract.

Refunds. We will produce a refund not later than seven calendar days after we receive the required documents and written notice in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." The refund will equal amounts contributed to the contract or account(s), as applicable, plus any earnings or less any losses attributable to the investment options in which amounts were invested. Any daily asset charges, subaccount administrative adjustment charges or transferred asset benefit charges deducted during the period you held the contract will not be returned. We will not deduct an early withdrawal charge nor apply a market value adjustment to any amounts you contributed to the GAA. In certain states, we are required to refund contributions. When a refund of contributions is not required, the investor bears any investment risk.

INVESTMENT OPTIONS

The contract offers variable investment options and fixed interest options. When we establish your account(s), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options. We may add, withdraw or substitute investment options subject to the conditions in the contract and in compliance with regulatory requirements.

Variable Investment Options

These options are called subaccounts of Variable Annuity Account C. Each subaccount invests directly in shares of a corresponding mutual fund, and earnings on amounts invested in the subaccounts will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Variable Annuity Account C

We established Variable Annuity Account C (the "separate account") under Connecticut law in 1976 as a continuation of the separate account established in 1974 under Arkansas law by Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). It also meets the definition of "separate account" under the federal securities laws.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses, whether or not realized, of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contracts are obligations of the Company.

Funds Available Through the Separate Account

The separate account is divided into "subaccounts." Each subaccount invests directly in shares of a corresponding fund. The funds available through the subaccounts of the separate account are listed in the front of this prospectus. We also provide brief descriptions of each fund in **APPENDIX IV**. Please refer to the fund prospectuses for additional information and read them carefully. Fund prospectuses may be obtained, free of charge at the address and telephone number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**," by accessing the SEC's web site, or by contacting the SEC Public Reference Branch.

Insurance-Dedicated Funds *(Mixed and Shared Funding)*. Some of the funds described in this prospectus are available only to insurance companies for their variable contracts (or directly to certain retirement plans, as allowed by the Tax Code). Such funds are often referred to as "insurance-dedicated funds," and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts. In other words:
- Mixed funding--bought for annuities and life insurance; and
- Shared funding--bought by more than one company.

Public Funds. The following funds, which are available through the contracts, are also available to the general public outside of the contract:

AB Growth and Income Fund, Inc.	Artisan International Fund	Neuberger Berman Genesis Fund®
Alger Capital Appreciation Fund	BlackRock Equity Dividend Fund	Neuberger Berman Socially Responsive Fund®
Alger Green Fund	BlackRock Mid Cap Value Opportunities Fund	Oppenheimer Capital Appreciation Fund
AllianzGI NFJ Dividend Value Fund	Columbia^{SM} Acorn® Fund	Oppenheimer Developing Markets Fund
AllianzGI NFJ Small-Cap Value Fund	Columbia Diversified Equity Income Fund	Oppenheimer Gold & Special Minerals Fund
Amana Growth Fund	Columbia High Yield Bond Fund	Oppenheimer International Bond Fund
Amana Income Fund	Columbia Mid Cap Value Fund	Pax World Balanced Fund
American Century Investments® Inflation-Adjusted Bond Fund	CRM Mid Cap Value Fund	Pioneer High Yield Fund
American Funds® - American Balanced Fund®	Dodge & Cox International Stock Fund	Pioneer Strategic Income Fund
American Funds® - Capital World Growth and Income Fund®	Dodge & Cox Stock Fund	Royce Total Return Fund
American Funds® - EuroPacific Growth Fund®	Eaton Vance Large-Cap Value Fund	T. Rowe Price Mid-Cap Value Fund
American Funds® - Fundamental Investors®	Fidelity Advisor® New Insights Fund	Templeton Foreign Fund
American Funds® - New Perspective Fund®	Franklin Mutual Global Discovery Fund	Thornburg International Value Fund
American Funds® - The Growth Fund of America®	Franklin Small-Mid Cap Growth Fund	Victory Sycamore Small Company Opportunity Fund
American Funds® - The Income Fund of America®	Invesco Endeavor Fund	Voya Global Real Estate Fund
American Funds® - Washington Mutual Investors Fund^{SM}	Invesco Global Health Care Fund	Voya GNMA Income Fund
Ariel Appreciation Fund	Invesco Mid Cap Core Equity Fund	Voya Intermediate Bond Fund
Ariel Fund	Invesco Small Cap Value Fund	Voya Large Cap Growth Fund
	Lazard Emerging Markets Equity Portfolio	Voya Large Cap Value Fund
	Lazard US Mid Cap Equity Portfolio	Voya Multi-Manager International SmallCap Fund
	Lord Abbett Core Fixed Income Fund	Voya Real Estate Fund
	Lord Abbett Developing Growth Fund	Wells Fargo Advantage Special Small Cap Value Fund
	Lord Abbett Fundamental Equity Fund	
	Lord Abbett Mid Cap Stock Fund	
	Lord Abbett Small-Cap Value Fund	
	Mainstay Large Cap Growth Fund	
	Massachusetts Investors Growth Stock Fund	

See "FEDERAL TAX CONSIDERATIONS – Special Considerations for Section 403(b) Plans" for a discussion of investing in one of the public funds under a 403(b) annuity contract.

Possible Conflicts of Interest. With respect to the insurance-dedicated funds, it is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract holder and others maintaining a voting interest in the funds, or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each insurance-dedicated fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken to address such conflicts. In the event of a conflict, the Company will take any steps necessary to protect contract holders and annuitants maintaining a voting interest in the funds, including the withdrawal of the separate account from participation in the funds which are involved in the conflict.

For additional risks associated with each fund, please see the fund's prospectus.

Selection of Underlying Funds. The underlying funds available through the contract described in this prospectus are determined by the Company but ultimately selected by the Plan Sponsor. When determining which underlying funds to make available we may consider various factors, including, but not limited to, asset class coverage, the alignment of the investment objectives of an underlying fund with our hedging strategy, the strength of the adviser's or sub-adviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying fund or its service providers (e.g., the investment adviser or sub-advisers) or its affiliates will make payments to us or our affiliates in connection with certain administrative, marketing, and support services, or whether affiliates of the fund can provide marketing and distribution support for sales of the contracts. (For additional information on these arrangements, please refer to the section of this prospectus entitled "**Revenue From the Funds**.") We review the funds periodically and may, subject to certain limits or restrictions, remove a fund or limit its availability to new contributions and/or transfers of account value if we determine that a fund no longer satisfies one or more of the selection criteria, and/or if the fund has not attracted significant allocations under the contract. We have included the certain of the funds at least in part because they are managed or sub-advised by our affiliates.

We do not recommend or endorse any particular fund and we do not provide investment advice.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. If, however, we determine that we are permitted to vote the shares in our own right, we may do so.

Generally, under contracts issued in connection with section 403(b) or 401 plans, you have a fully vested interest in the value of your employee account and in your employer account to the extent of your vested percentage in the plan. Therefore, under such plans you generally have the right to instruct the contract holder how to direct us to vote shares attributable to your account. Under contracts issued in connection with section 457 plans, the contract holder retains all voting rights. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Accordingly, it is possible for a small number of persons (assuming there is a quorum) to determine the outcome of a vote.

Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes, whole and fractional, any person is entitled to direct will be determined as of the record date set by any fund in which that person invests through the subaccounts:
*   During the accumulation phase, the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund.
*   During the income phase, the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

We may restrict or eliminate any voting rights of persons who have voting rights as to the separate account.

Right to Change the Separate Account

We do not guarantee that each fund will always be available for investment through the contract. Subject to certain conditions and restrictions applicable to certain types of retirement plans and state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to the separate account with respect to some or all classes of contracts:

- Offer additional subaccounts that will invest in new funds or fund classes we find appropriate for contracts we issue;
- Combine two or more subaccounts;
- Close subaccounts. We will provide advance notice by a supplement to this prospectus if we close a subaccount. If a subaccount is closed or otherwise is unavailable for new investment, unless we receive alternative allocation instructions, all future amounts directed to the subaccount that was closed or is unavailable may be automatically allocated among the other available subaccounts according to the most recent allocation instructions we have on file. If the most recent allocation instructions we have on file. If the most recent allocation instructions we have on file do not include any available subaccounts, the amount to be allocated will be returned unless we are provided with alternative allocation instructions. Alternative allocation instructions can be given by contacting us at the address and telephone number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." **See also the "TRANSFRS" section of this prospectus for information about making subaccount allocation changes;**
- Substitute a new fund for a fund in which a subaccount currently invests. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced. A substitution may become necessary if, in our judgment:
  - ▷ A fund no longer suits the purposes of your contract;
  - ▷ There is a change in laws or regulations;
  - ▷ There is a change in the fund's investment objectives or restrictions;
  - ▷ The fund is no longer available for investment; or
  - ▷ Another reason we deem a substitution is appropriate.
- Stop selling the contract;
- Limit or eliminate any voting rights for the separate account; or
- Make any changes required by the 1940 Act or its rules or regulations.

We will not make a change until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC and approved, if necessary, by the appropriate state insurance department(s).

The changes described above do not include those changes that may, if allowed under your plan, be initiated by your plan sponsor.

We reserve the right to transfer separate account assets to another separate account that we determine to be associated with the class of contracts to which the contract belongs.

Fixed Interest Options

For descriptions of the fixed interest options available through the contract, see **APPENDIX I and II** and the GAA prospectus. The GAA prospectus may be obtained free of charge at the address and telephone number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**," by accessing the SEC's website or by contacting the SEC Public Reference Branch.

Selecting Investment Options

When selecting investment options:
- **Choose options appropriate for you.** Your local representative can help you evaluate which investment options may be appropriate for your individual circumstances and your financial goals;
- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have a value that rises and falls more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to additional risks not associated with domestic investments, and their performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks. Because investment risk is borne by you, you should carefully consider any decisions that you make regarding investment allocations. You bear the risk of any decline in your account value resulting from the performance of the funds you have chosen; and
- **Be informed.** Read this prospectus, all of the information that is available to you regarding the funds— including each fund's prospectus, statement of additional information, and annual and semi-annual reports, fixed interest appendices and the GAA prospectus. After you select the options for your account dollars, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

Furthermore, be aware that there may be:
- **Limits on Option Availability.** Some investment options may not be available through certain contracts and plans or in some states. In general, your plan sponsor will have selected a subset of funds to be available for investment under your retirement plan. We may add, withdraw or substitute investment options, subject to the conditions in the contract and in compliance with regulatory requirements. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced; and

- **Limits on Number of Options Selected.** Generally, the contract holder, or you if permitted by the plan, may select no more than 25 investment options at initial enrollment and no more than 97 during the accumulation phase of your account. If you have an outstanding loan (available to 403(b) and some 401 and 457(b) plans only), you may currently make a total of 97 cumulative selections over the life of the account. Each subaccount and the Fixed Plus Account II counts toward these limits. Thus, if you have a loan on the account, each investment option in which you have invested counts toward the limit, even after the full value is transferred to other investment options.

FEES

The charges we assess and the deductions we make under the contract are in consideration for: (i) the services and benefits we provide; (ii) the costs and expenses we incur; and (iii) the risks we assume. The fees and charges deducted under the contract may result in a profit to us.

The following repeats and adds to information provided in the "**FEE TABLE**" section. Please review both this section and the "**FEE TABLE**" section for information on fees.

Transaction Fees

Early Withdrawal Charge

Under the contract, withdrawals of all or a portion of your account value may be subject to a charge. In the case of a partial withdrawal where you request a specified dollar amount, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge.

Types of Fees

You may incur the following types of fees or charges under the contract:

- **Transaction Fees**
  - ▷ Early Withdrawal Charge
  - ▷ Loan Interest Rate Spread
  - ▷ Redemption Fees

- **Periodic Fees and Charges**
  - ▷ Annual Maintenance Fee
  - ▷ Daily Asset Charge
  - ▷ Subaccount Administrative Adjustment Charge
  - ▷ Transferred Asset Benefit Charge

- **Fund Fees and Expenses**

- **Premium and Other Taxes**

Purpose. This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the daily asset charges and subaccount administrative adjustment charge (if any), to make up the difference. An early withdrawal charge will also apply if the contract holder has elected to purchase the transferred asset benefit option.

Amount. This charge is a percentage of the amount that you withdraw from the subaccounts and the GAA. We do not deduct an early withdrawal charge from amounts that you withdraw from the Fixed Plus Account II. If the charge is in effect, the amount withdrawn will be the amount requested reduced by any applicable early withdrawal charge. The percentage is determined by the early withdrawal charge schedule that applies to your contract. The maximum withdrawal charge is 5% and the duration of the withdrawal charge schedule can vary from zero to seven years. The charge will never be more than the maximum permitted by the rules of FINRA.

The schedule below reflects the maximum early withdrawal charge schedule that may apply to a contract. The actual early withdrawal charge schedule that applies to a particular contract will vary based upon underwriting guidelines, which will be applied in a manner that is not unfairly discriminatory against any contract holder. The factors considered in determining the exact early withdrawal schedule include:
- The number of participants in the plan;
- The type and nature of the group to which a contract is issued;
- The expected level of assets and/or cash flow under the plan;
- The broker or our agent's involvement in sales activities;
- The amount and type of compensation paid to those selling the contract;
- Our sales-related expenses;
- Distribution provisions under the plan;
- The plan's purchase of one or more other variable annuity contracts from us and the features of those contracts;
- The level of employer involvement in determining eligibility for distributions under the contract;
- Our assessment of financial risk to the Company relating to withdrawals;
- Whether the contract results from the exchange of another contract issued by the Company to the same plan sponsor; and
- Whether the plan sponsor has elected to offer the transferred asset benefit option.

We may also apply different early withdrawal charge provisions in contracts issued to certain employer groups or associations that have negotiated the contract terms on behalf of their employees. We will offer any resulting early withdrawal charge uniformly to all employees in the group.

Early Withdrawal Charge Schedule

Withdrawals from Variable Investment Options

Contract Years Completed	Maximum Early Withdrawal Charge
Fewer than 5	5%
5 or more but fewer than 7	4%
7 or more	0%

Waiver of Early Withdrawal Charge. The early withdrawal charge only applies to (a) distributions for "in service transfers" where such transfers are made to another 401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) or Roth 457(b) product provider for the employer including but not limited to transfers by the contract holder of all participant accounts to a new product provider, as well as to participant initiated transfers; and (b) distributions due to a "severance from employment" that would not otherwise have qualified as a separation from service under prior IRS "same desk" guidance (prior to enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001). In all other instances the early withdrawal charge is waived for any distribution allowed under the Tax Code.

Loan Interest Rate Spread

For a discussion of the loan interest rate spread, please see "**LOANS – Loan Interest**."

Redemption Fees

Certain funds may impose redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we would deduct the amount of any redemption fees imposed by the underlying funds as a result of withdrawals, transfers or other fund transactions you initiate and remit such fees back to that fund. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your account value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

Periodic Fees and Charges

Annual Maintenance Fee

Maximum Amount. $30.00

When/How. For those plans that have a maintenance fee, each year during the accumulation phase we deduct this fee on the account anniversary and, in some cases, at the time of full withdrawal. Under some contracts we may deduct this fee annually on the anniversary of the issue date of the contract, rather than on your account anniversary. It is generally deducted on a proportional basis from the account value invested in the subaccounts and the fixed interest options. Under some plans we deduct the maintenance fee from both employer and employee accounts, in which case we may deduct one-half the fee from each account, proportionally from your account value invested in the subaccounts and fixed interest option in each account. We may also deduct all or a partial of the maintenance fee applicable to a contract from a Roth 401(k) and/or Roth 403(b) account.

Purpose. This fee helps defray the administrative expenses we incur in establishing and maintaining the accounts.

Reduction. The actual charge that applies to the contract issued to your contract holder may be lower than the maximum amount noted above. For contracts with less than $5 million in assets, the maintenance fee will vary strictly by the total assets in the contract, the average participant balance, and the amount and type of compensation paid to those selling the contract. Due to factors on which the fee is based, it is possible that it may increase or decrease from year to year as the characteristics of the group change, but it will never exceed the maximum of $30.

For contracts with assets equal to or greater than $5 million, the maintenance fee will generally be based on plan specific characteristics. Any reduction from the maximum amounts will reflect differences in expenses for administration based on such factors as:
- The expected level of assets under the plan (under some contracts, we may aggregate accounts under different contracts issued by the Company to the same contract holder);
- The size of the prospective group, projected annual number of eligible participants and the program's participation rate;
- The plan design (for example, the plan may favor stability of invested assets and limit the conditions for withdrawals, loans and available investment options, which in turn lowers administrative expenses);
- The method and extent of onsite services we provide and the contract holder's involvement in services such as enrollment and ongoing participant services;
- The amount and type of compensation paid to those selling the contract;
- The contract holder's support and involvement in the communication, enrollment, participant education and other administrative services;
- The projected frequency of distributions; and
- The type and level of other factors that affect the overall administrative expense.

We will determine any reduction of the annual maintenance fee on a basis that is not unfairly discriminatory according to our rules in effect at the time a contract application is approved. We reserve the right to change these rules from time to time.

Daily Asset Charge

Maximum Amount. The maximum charge during the accumulation phase is 1.75% annually of your account value invested in the subaccounts. The actual charge that applies to your contract will depend on the level of assets with the Company, average participant balance, and the compensation paid to those distributing the contract. During the income phase, the charge is 1.25% annually of your account value invested in the subaccounts during the income phase. We may charge a different fee for different funds (but not beyond the maximum amount).

When/How. This fee is deducted daily from the subaccounts. We do not deduct this fee from the Fixed Plus Account II.

Purpose. This fee compensates us for the risks we assume under the contracts and the expenses we expect to incur in administering the contract. It consists of the following components:
• The mortality risk component is the risk associated with our promise to make lifetime payments based on annuity rates specified in the contracts and our funding of the death benefits and other payments we make to owners or beneficiaries of the accounts;
• The expense risk component is the risk that the actual expenses we incur under the contracts will exceed the maximum costs that we can charge; and
• The administrative charge component is designed to help defray our administrative expenses that cannot be covered by the mortality risk component and/or the expense risk component.

If the amount we deduct for this fee is not enough to cover our risks and expenses under the contracts, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to earn a profit from this fee.

Reduction. The actual charge that applies to a contract may be lower than the maximum amounts noted above. For contracts with less than $5 million in assets, the daily asset charge will vary strictly by the total assets in the contract, the average participant balance, and the amount and type of compensation being paid to those who sell the contract. Due to factors on which the charge is based, it is possible that it may increase or decrease from year to year as the characteristics of the group change but it will never exceed the maximum.

For contracts with assets equal to or greater than $5 million, the daily asset charge will generally be based on plan specific characteristics. Any reduction from the maximum amounts will reflect differences in expenses for administration based on such factors as:
• The expected level of assets under the plan (under some contracts, we may aggregate accounts under different contracts issued by the Company to the same contract holder);
• The size of the prospective group, projected annual number of eligible participants and the program's participation rate;
• The plan design (for example, the plan may favor stability of invested assets and limit the conditions for withdrawals, loans and available investment options, which in turn lowers administrative expenses);
• The frequency, consistency and method of submitting payments and loan repayments;
• The method and extent of onsite services we provide and the contract holder's involvement in services such as enrollment and ongoing participant services;
• The amount and type of compensation paid to those selling the contract;
• Whether a guaranteed death benefit has been selected by the contract holder;
• The contract holder's support and involvement in the communication, enrollment, participant education and other administrative services;
• The projected frequency of distributions; and
• The type and level of other factors that affect the overall administrative expense.

Due to factors on which the charge is based, it is possible that it may increase or decrease from year to year as the characteristics of the group change.

We will determine any reduction of the daily asset charge on a basis that is not unfairly discriminatory according to our rules in effect at the time a contract application is approved. We reserve the right to change these rules from time to time.

Subaccount Administrative Adjustment Charge

Maximum Amount. 0.80%. For contracts issued before May 1, 2004 (or state regulatory approval of the maximum 0.80% charge, whichever is later), the maximum subaccount administrative adjustment charge is 0.50%.

When/How. This fee is deducted daily only from the subaccounts for a select group of investment options. The charge will vary by investment option, but will never exceed the maximum amount. The investment options where this fee applies and the current charges are noted below:

Fund or Fund Family	Charge	Fund or Fund Family	Charge
Alger Fund Family (Class A)	0.10%	Thornburg International Value Fund (Class R4)	0.10%
AB Growth and Income Fund, Inc. (Class A)	0.20%	Vanguard® Variable Insurance Fund Family	0.60%
AllianzGI NFJ Fund Family (Class A)	0.20%	Victory Sycamore Established Value Fund (Class A)	0.10%
Amana Fund Family (Investor Class)	0.25%	Voya Balanced Portfolio (Class I)	0.25%
American Century Investments® Inflation-Adjusted Bond Fund (Investor Class)	0.35%	Voya Government Money Market Portfolio (Class I)	0.50%
Ariel Fund Family (Investor Class)	0.35%	Voya Growth and Income Portfolio (Class I)	0.35%
Artisan International Fund (Investor Shares)	0.25%	Voya Growth and Income Portfolio (Class S)	0.10%
BlackRock Equity Dividend Fund (Investor A Shares)	0.10%	Voya High Yield Portfolio (Class S)	0.10%
BlackRock Mid Cap Value Opportunities Fund (Class A)	0.10%	Voya Index Plus LargeCap Portfolio (Class I)	0.40%
Columbia Fund Family (Class A)	0.20%	Voya Index Plus MidCap Portfolio (Class I)	0.40%
CRM Mid Cap Value Fund (Investor Shares)	0.20%	Voya Index Plus Small Cap Portfolio (Class I)	0.40%
Dodge & Cox Fund Family	0.50%	Voya Intermediate Bond Portfolio (Class I)	0.35%
Fidelity Advisor® New Insights Fund (Class I)	0.40%	Voya International Index Portfolio (Class I)	0.25%
Fidelity® VIP Fund Family (Initial Class)	0.40%	Voya Investors Trust Fund Family (Class S)	0.10%
Franklin® Fund Family (Class A and Class 2)	0.20%	Voya Large Cap Value Portfolio (Class I)	0.35%
Invesco Fund Family (Class A)	0.15%	Voya MidCap Opportunities Portfolio (Class I)	0.15%
Invesco Global Health Care Fund (Investor Class)	0.15%	Voya Multi-Manager Large Cap Core Portfolio (Class I)	0.35%
Invesco Small Cap Value Fund (Class A)	0.20%	Voya Russell™ Large Cap Index Portfolio (Class I)	0.25%
Lazard Portfolio Family (Open Shares)	0.20%	Voya Russell™ Mid Cap Index Portfolio (Class I)	0.25%
Lord Abbett Fund Family (Class A)	0.20%	Voya Russell™ Small Cap Index Portfolio (Class I)	0.25%
Massachusetts Investors Growth Stock Fund (Class A)	0.25%	Voya SmallCap Opportunities Portfolio (Class I)	0.20%
Neuberger Berman Fund Family (Trust Class)	0.35%	Voya Strategic Allocation Fund Family (Class I)	0.15%
Oppenheimer Fund Family (Class A)	0.20%	Voya U.S. Bond Index Portfolio (Class I)	0.25%
Pax World Balanced Fund (Individual Investor Class)	0.20%	VY® FMR® Diversified Mid Cap Portfolio (Class S)	0.05%
PIMCO Real Return Portfolio (Administrative Class)	0.25%	VY® Oppenheimer Global Portfolio (Class I)	0.25%
Pioneer Fund Family (Class A)	0.20%	VY® Templeton Global Growth Portfolio (Class I)	0.20%
Pioneer Emerging Markets VCT Portfolio (Class I)	0.35%	Wanger Fund Family	0.20%
Royce Total Return Fund (K Class)	0.10%	Wells Fargo Advantage Special Small Cap Value Fund (Class A)	0.25%
Templeton Foreign Fund (Class A)	0.20%	Western Asset Mortgage Backed Securities Fund (Class A)	0.05%
The Hartford International Opportunities Fund (Class R4)	0.10%		

Purpose. This fee is used to help defray additional expense risk due to the decreased level of revenue that the Company receives in connection with the investment options. Due to possible changes in revenue received from each investment option, it is possible that a fee may increase or decrease over time, but it will never exceed the maximum. We will notify you in advance of any such increase. The risk is that actual expenses we incur under the contracts in connection with amounts invested in the funds will exceed the maximum amounts that we can charge.

Transferred Asset Benefit Charge

Maximum Amount. 1.00% (0.50% for contracts issued prior to September 27, 2010, or upon state regulatory approval of the maximum 1.00% charge, whichever is later.)

When/How. This fee is only charged when a contract holder elects the transferred asset benefit ("TAB") option. If charged, this fee is deducted daily from the subaccounts during the accumulation phase. It is not deducted from the Fixed Plus Account II. The fee will apply for a period of time not to exceed seven contract years, and will apply to all participants during this time period, even if they do not receive the benefit of the TAB.

Purpose. The fee helps defray costs that the Company incurs in offering the TAB option. This option is designed to offset charges that may apply when assets are transferred from another financial provider who has imposed a cancellation penalty on the transfer. The Company will apply a dollar amount not to exceed 5% of the total plan assets transferred to the Company and will apply a transferred asset benefit charge for a period not to exceed seven contract years. The number of contract years during which the fee will be assessed will depend on the dollar amount applied.

Reduction. This fee may be reduced if the dollar amount the Company applies is less than 0.50% of total plan assets transferred to the Company.

Fund Fees and Expenses

As shown in the fund prospectuses and described in the "**FEE TABLE - Fund Fees and Expenses,**" each fund deducts management/investment advisory fees from the amounts allocated to the fund. In addition, each fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract holder services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. Fund fees and expenses are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares. Fund fees and expenses are one factor that impacts the value of a fund's shares. **To learn more about fund fees and expenses, the additional factors that can affect the value of a fund's shares and other important information about the funds, refer to the fund prospectuses.**

Less expensive share classes of the funds offered through this contract may be available for investment outside of this contract. You should evaluate the expenses associated with the funds available through this contract before making a decision to invest.

Revenue from the Funds

The Company or its affiliates may receive compensation from each of the funds or the funds' affiliates. This revenue may include:
- A share of the management fee;
- Service fees;
- For certain share classes, 12b-1 fees; and
- Additional payments (sometimes referred to as revenue sharing).

12b-1 fees are used to compensate the Company and its affiliates for distribution related activity. Service fees and additional payments (sometimes collectively referred to as sub-accounting fees) help compensate the Company and its affiliates for administrative, recordkeeping or other services that we provide to the funds or the funds' affiliates, such as:

- Communicating with customers about their fund holdings;
- Maintaining customer financial records;
- Processing changes in customer accounts and trade orders (e.g. purchase and redemption requests);
- Recordkeeping for customers, including subaccounting services;
- Answering customer inquiries about account status and purchase and redemption procedures;
- Providing account balances, account statements, tax documents and confirmations of transactions in a customer's account;
- Transmitting proxy statements, annual and semi-annual reports, fund prospectuses and other fund communications to customers; and
- Receiving, tabulating and transmitting proxies executed by customers.

The management fee, service fees and 12b-1 fees are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. Additional payments, which are not deducted from fund assets and may be paid out of the legitimate profits of fund advisers and/or other fund affiliates, do not increase, directly or indirectly, fund fees and expenses, and we may use these additional payments to finance distribution.

The amount of revenue the Company may receive from each of the funds or from the funds' affiliates may be substantial, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Directed Services LLC, Voya Investments, LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated funds may also be subadvised by a Company affiliate or an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to earn a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds. The revenue received by the Company from affiliated funds may be based either on an annual percentage of average net assets held in the fund by the Company or a share of the fund's management fee.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company. The sharing of the management fee between the Company and the affiliated investment adviser does not increase, directly or indirectly, fund fees and expenses. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment adviser or the investment adviser's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the Company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

Additionally, in the case of affiliated funds subadvised by third parties, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. However, subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences.

Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

If the unaffiliated fund families currently offered through the contract (including funds with limited availability) that made payments to us were individually ranked according to the total amount they paid to the Company or its affiliates in 2015, in connection with the registered variable annuity contracts issued by the Company, that ranking would be as follows:

- Fidelity Investments®
- American Funds®
- Franklin® Templeton® Investments
- OppenheimerFunds, Inc.
- Columbia Wanger Asset Management
- Wells Fargo Funds Management, LLC
- PIMCO Funds
- Amana Funds
- Lord Abbett Funds
- Invesco Investments
- Pax World Funds
- Pioneer Investments
- American Century Investments®
- BlackRock, Inc.
- Neuberger Berman Management, Inc.
- Artisan Funds
- Ariel Mutual Funds

- Alger Funds
- Lazard Funds, Inc.
- T. Rowe Price Funds
- Allianz Global Investors
- MFS Investment Management®
- AllianceBernstein Investments
- J.P. Morgan Funds
- CRM Funds
- Legg Mason Funds
- Eaton Vance Distributors, Inc.
- Dodge & Cox Funds
- Victory Funds
- Thornburg Investment Management
- Hartford Funds
- MainStay Investments®
- Royce Funds
- Vanguard Funds

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the Company or its affiliates in 2015, the affiliated funds would be first on the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for personnel, and opportunities to host due diligence meetings for representatives and wholesalers.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **See also** "**CONTRACT DISTRIBUTION**."

Fund of Funds

Certain funds may be structured as "fund of funds" or "master-feeder" funds. These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds may be affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds. These funds are identified in the investment option list in the front of this prospectus.

Premium and Other Taxes

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending on the jurisdiction.

When/How. We reserve the right to deduct a charge for premium taxes from your account value or from purchase payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments. We will not deduct a charge for municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the separate account. **See** "**FEDERAL TAX CONSIDERATIONS**."

YOUR ACCOUNT VALUE

During the accumulation phase, your account value at any given time equals:
- Account dollars directed to the fixed interest options, including interest earnings to date; less
- Any deductions from the fixed interest options (e.g. withdrawals); plus
- The current dollar value of amounts held in the subaccounts, which takes into account investment performance and fees deducted from the subaccounts.

Subaccount Accumulation Units. When a fund is selected as an investment option, your account dollars invest in "accumulation units" of the separate account subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "Accumulation Unit Value," as described below, for each unit.

Accumulation Unit Value (AUV). The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The AUV varies daily in relation to the underlying fund's investment performance. The AUV also reflects deductions for fund fees and expenses, the daily asset charge, the subaccount administrative adjustment charge, if any, and the transferred asset benefit charge (if applicable). **We discuss these deductions in more detail in** "**FEE TABLE**" **and** "**FEES**."

Valuation. We determine the AUV every business day after the close of the New York Stock Exchange ("NYSE") (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:
- The net assets of the fund held by the subaccount as of the current valuation; minus
- The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
- Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
- The total value of the subaccount's units at the preceding valuation; minus
- A daily deduction for the daily asset charge, the transferred asset benefit charge (if applicable) and subaccount administrative adjustment charges, if any, and any other fees deducted daily from investments in the separate account. **See** "**FEES**."

The net investment rate may be either positive or negative.

Hypothetical Illustration. As a hypothetical illustration, assume that an investor contributes $5,000 to his account and directs us to invest $3,000 in Fund A and $2,000 in Fund B. After receiving the contribution and following the next close of business of the NYSE (normally at 4:00 p.m. Eastern Time), the applicable AUV's are $10 for Subaccount A, and $25 for Subaccount B. The investor's account is credited with 300 accumulation units of subaccount A and 80 accumulation units of subaccount B.

Step 1: An investor contributes $5,000.

Step 2:
- He directs us to invest $3,000 in Fund A. His dollars purchase 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV).
- He directs us to invest $2,000 in Fund B. His dollars purchase 80 accumulation units of Subaccount B ($2,000 divided by the current $25 AUV).

Step 3: The separate account then purchases shares of the applicable funds at the current market value (net asset value or NAV).

$5,000 contribution
Step 1 ‖
Voya Retirement Insurance and Annuity Company
Step 2 ‖

Variable Annuity Account C		
Subaccount A 300 accumulation units	Subaccount B 80 accumulation units	Etc.

‖ **Step 3** ‖

Fund A	Fund B

The fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account. If all or a portion of initial purchase payments are directed to the subaccounts, they will purchase subaccount accumulation units at the AUV next computed after our acceptance of the applicable application or enrollment forms, as described in "**CONTRACT PURCHASE AND PARTICIPATION**." Subsequent purchase payments or transfers directed to the subaccounts that we receive in good order by the close of business of the NYSE (normally at 4:00 p.m. Eastern Time) will purchase subaccount accumulation units at the AUV computed as of the close of the NYSE (normally at 4:00 p.m. Eastern Time) on that day. The value of subaccounts may vary day to day. Subsequent purchase payments and transfers received in good order after the close of the NYSE will purchase accumulation units at the AUV computed after the close of the NYSE on the next business day.

TRANSFERS

Transfers Among Investment Options. During the accumulation phase and the income phase, the contract holder, or you if permitted by the plan, may transfer amounts among investment options. See "**INCOME PHASE**" for additional information about transfers during the income phase. Transfers from the Fixed Plus Account II are restricted as outlined in **APPENDIX I** and the contract. Transfers may be requested in writing, by telephone or, where available, electronically, subject to restrictions that may be imposed by the Company. Transfers must be made in accordance with the terms of the contract.

Value of Transferred Dollars. The value of amounts transferred in or out of subaccounts will be based on the subaccount unit values next determined after we receive your request in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**," or if you are participating in the account rebalancing programs, after your scheduled transfer or reallocation.

Telephone and Electronic Transfers: Security Measures. To prevent fraudulent use of telephone or electronic transactions (including, but not limited to, Internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a unique identifier or personal password. You are responsible for keeping your unique identifier or personal password and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners and participants.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should be aware that:**
- **We suspend the Electronic Trading Privileges, as defined below, of any individual or organization if we determine, in our sole discretion, that the individual's or organization's transfer activity is disruptive or not in the best interest of other owners of our variable insurance and retirement products, or the participant's in such products; and**
- **Each underlying fund may limit or restrict fund purchases and we will implement any limitation or restriction on transfers to an underlying fund as directed by that underlying fund.**

Consequently, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the contract.

Excessive Trading Policy. We and the other members of the Voya® family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:
- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products.

We currently define "Excessive Trading" as:
- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a rolling 12-month period.

The following transactions are excluded when determining whether trading activity is excessive:
- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing, or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the Voya family of companies, or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to Customer Service or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling 12-month period, we will send them a letter warning that another purchase and sale of that same fund within 12 months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative, or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity, and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners, participants, and fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners and participants or, as applicable, to all contract owners and participants investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Underlying Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the Voya family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner and participant trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding contract owner and participant transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner and participant transactions, this information may include personal contract owner and participant information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner or participant's transactions if the fund determines that the contract owner or participant has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of purchase payments or account value to the fund or all funds within the fund family.

Asset Rebalancing Program. Under some contracts you may participate in asset rebalancing. Asset rebalancing allows you to reallocate your account value in the investments and percentages you identify. Only account values invested in the subaccounts identified may be rebalanced. We automatically reallocate your account value annually (or more frequently as we allow). Asset rebalancing neither ensures a profit nor guarantees against loss in a declining market. There is no additional charge for this program. If available under your contract, you may elect the asset rebalancing program electronically at https://voyaretirement.voyaplans.com, or by completing and submitting an asset rebalancing form. The Company may change or discontinue the asset rebalancing program at any time.

Subaccount reallocations or changes outside of the asset rebalancing program may affect the program. Changes such as fund mergers, substitutions, or closures may also affect the program.

WITHDRAWALS

Making a Withdrawal. Subject to limitations on withdrawals from the Fixed Plus Account II and other restrictions **(see "WITHDRAWALS - Withdrawal Restrictions" on the following page)**, the contract holder, or you if permitted by the plan, may withdraw all or a portion of your account value at any time during the accumulation phase.

Steps for Making a Withdrawal. The contract holder, or you if permitted by the plan, must:
* Select the withdrawal amount;
  ▷ Full Withdrawal: You will receive, reduced by any required tax, your account value allocated to the subaccounts and the GAA (plus or minus any applicable market value adjustment), minus any applicable early withdrawal charge, maintenance fee, or redemption fees, plus the amount available for withdrawal from the Fixed Plus Account II; or

> **Deductions for Taxes**
>
> Amounts withdrawn may be subject to tax penalties and withholding. **See "FEDERAL TAX CONSIDERATIONS."** To determine which may apply, refer to the appropriate sections of this prospectus, contact your local representative or call the Company at the number listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."**

▷ Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable redemption fees and by any applicable early withdrawal charge for amounts withdrawn from the subaccounts or the GAA, and any positive or negative market value adjustments for amounts withdrawn from the GAA. The amount available from the Fixed Plus Account II may be limited;

- Select investment options. If not specified, we will withdraw dollars in the same proportion as the values you hold in the various investment options from each investment option in which you have an account value; and
- Properly complete a disbursement form and submit it to the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."**

For a description of limitations on withdrawals from the Fixed Plus Account II, see **APPENDIX I.**

Calculation of Your Withdrawal. We determine your account value every normal business day after the close of the NYSE (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your account value either:
- As of the next valuation date after we receive a request for withdrawal in good order at the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company"**; or
- On such later date as specified on the disbursement form.

Delivery of Payment. Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, we will send your payment no later than seven calendar days following our receipt of your disbursement form in good order.

Reinstatement Privilege. The contract allows for a one-time use of a reinstatement privilege. Within 30 days after a full withdrawal, if allowed by law, you may elect to reinstate all or a portion of the proceeds. We must receive reinstated amounts within 60 days of the withdrawal. We will credit the account for the amount reinstated based on the subaccount values next computed following our receipt of your request and the amount to be reinstated. Provided all options are available, we will reinstate in the same investment options and proportions in place at the time of withdrawal. If an investment option is no longer available, amounts to be allocated to any such option will be invested in a replacement option as directed by you or your plan sponsor, as applicable. Special rules apply to reinstatement of amounts withdrawn from the GAA. **See APPENDIX II.** Seek competent advice regarding the tax consequences associated with reinstatement.

Withdrawal Restrictions. Some plans may have other limits on withdrawals, other than or in addition to those listed below:
- Section 403(b)(11) of the Tax Code prohibits withdrawals under 403(b) contracts prior to your death, disability, attainment of age 59½, severance from employment, or financial hardship, of the following:
  ▷ Salary reduction contributions made after December 31, 1988;
  ▷ Earnings on those contributions; and
  ▷ Earnings on amounts held before 1989 and credited after December 31, 1988 (these amounts are not available for hardship withdrawals). Other withdrawals may be allowed as provided for under the Tax Code or regulations.

- The contract may require that the contract holder certify that you are eligible for a distribution;
- Effective January 1, 2009, 403(b) regulations impose restrictions on the distribution of 403(b) employer contributions under certain contracts. **See "FEDERAL TAX CONSIDERATIONS - Distributions – Eligibility – 403(b) and Roth 403(b) Plans;"**
- 401(k) plans generally prohibit withdrawal of salary reduction contributions and associated earnings prior to your death, disability, attainment of age 59½, severance from employment, or financial hardship (only contributions, and not the earnings, may be withdrawn on financial hardship);
- The contract generally requires that the plan sponsor or its delegate certify that you are eligible for the distribution; and
- If you are married and covered by an ERISA plan, the contract holder must provide certification that Retirement Equity Act requirements have been met.

Waivers of Early Withdrawal Charge and Fixed Plus Account II Full Withdrawal Provisions. Although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of early withdrawal charges or the Fixed Plus Account II full withdrawal provisions unless the severance from employment would otherwise have qualified as a separation from service under prior IRS "same desk" guidance (prior to enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001).

SYSTEMATIC DISTRIBUTION OPTIONS

Availability of Systematic Distribution Options. These options may be exercised at any time during the accumulation phase of the contract. To exercise one of these options the account value must meet any minimum dollar amount and age criteria applicable to that option. No early withdrawal charge applies to amounts paid out under systematic distribution options. To determine what systematic distribution options are available, check with the contract holder or the Company. The Company reserves the right to discontinue the availability of one or all of the systematic distribution options at any time, and/or to change the terms for future elections.

Systematic distribution options currently available under the contract include the following:

- **Systematic Withdrawal Option ("SWO").** SWO is a series of partial withdrawals from your account based on a payment method you select. It is designed for those who want a periodic income while retaining accumulation phase investment flexibility for amounts accumulated under the account. (This option may not be available if you have an outstanding loan); and
- **Estate Conservation Option ("ECO").** ECO also allows you to maintain the account in the accumulation phase and provides periodic payments designed to meet the Tax Code's required minimum distribution. Under ECO, the Company calculates the minimum distribution amount required by law at age 70½ (for certain plans, 70½ or retirement, if later) and pays you that amount once a year.

> **Features of a Systematic Distribution Option**
>
> If available under your plan, a systematic distribution option allows you to receive regular payments from your account without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase. Because the account remains in the accumulation phase, all accumulation phase charges continue to apply.

Other Systematic Distribution Options. Other systematic distribution options may be available from time to time. Additional information relating to any of the systematic distribution options may be obtained from your local representative or by contacting us at the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."**

Electing a Systematic Distribution Option. The contract holder, or you if permitted by the plan, makes the election of a systematic distribution option. For some contracts, the contract holder must provide the Company with certification that the distribution is in accordance with terms of the plan.

Terminating a Systematic Distribution Option. Once you elect a systematic distribution option (other than for accounts that are part of 457 plan contracts issued to non-governmental, tax exempt employers), you may revoke it at any time through a written request to the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."** Once revoked, an option may not be elected again, until the next calendar year, nor may any other systematic distribution option be elected, unless the Tax Code permits it.

Tax Consequences. Withdrawals received through these options and revocations of elections may have tax consequences. **See "FEDERAL TAX CONSIDERATIONS."**

LOANS

Availability. If allowed by the contract and the plan, you may take out a loan from your account value during the accumulation phase. Some contracts restrict loans from your employer account. Loans are only allowed from amounts allocated to certain subaccounts and the Fixed Plus Account II. Additional restrictions may apply under the Tax Code, ERISA (if applicable), your plan, or due to our administrative practices or those of a third party administrator selected by your plan sponsor, and loans may be subject to approval by the plan sponsor or its delegate. Generally loans are only available from 403(b) plans utilizing contracts described in this prospectus. Loans are not available from Roth 401(k) or Roth 403(b) contracts or accounts, and the participant Roth 401(k) or Roth 403(b) account is excluded from the amount available for loan. For Tax Code Section 401(a), 401(k) or 457(b) plans where the sponsor has elected to offer loans administered outside the group annuity contract, additional fees may be charged by a third party administrator. We reserve the right not to grant a loan request if the participant has an outstanding loan in default.

Unless specifically permitted by the terms of your plan and supported by your plan's administrator and record keeper, a loan is not available from your Roth 457(b) account. Absent such an exception, this means that although your Roth 457(b) account may be included in the calculation of the amount available for loan ("lienable"), the amount of your Roth 457(b) account may not be part of a loan ("loanable"). Accordingly, the amount available for a full or partial withdrawal from a Participant Roth Account will not be reduced by any outstanding loan balance. Further, in the event of a loan default, no amount of the outstanding loan balance will be deducted from your 457(b) Roth account.

Requests. If you are eligible to obtain a loan, you may request one by properly completing the loan request form and submitting it to the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."** Read the terms of the loan agreement before submitting any request.

Loan Interest. Interest will be applied on loaned amounts. The difference between the rate charged and the rate credited on loans under your contract is currently 2.5% per annum (i.e., a 2.5% loan interest rate spread). We reserve the right to apply a loan interest rate spread of up to 3.0% per annum.

DEATH BENEFIT

The contract provides a death benefit in the event of your death, which is payable to the beneficiary named under the contract (contract beneficiary) as follows:

- Under contracts issued in connection with most types of plans except voluntary 403(b) plans (including Roth 403(b) plans), the contract holder must be named as the contract beneficiary, but may direct that we make any payments to the beneficiary you name under the plan (plan beneficiary); and
- Under contracts issued in connection with voluntary 403(b) plans (including Roth 403(b) plans), you may generally designate your own contract beneficiary who will normally be your plan beneficiary, as well.

> **During the Income Phase**
>
> This section provides information about the accumulation phase. For death benefit information applicable to the income phase, **see "INCOME PHASE."**

During the Accumulation Phase

Payment Process:
- Following your death, the contract beneficiary (on behalf of the plan beneficiary, if applicable) must provide the Company with proof of death acceptable to us and a payment request in good order;
- The payment request should include selection of a benefit payment option; and
- Within seven calendar days after we receive proof of death acceptable to us and payment request in good order at the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company"** we will mail payment, unless otherwise requested.

Until one of the benefit payment options listed below is selected, account dollars will remain invested as at the time of your death, and no distributions will be made.

Benefit Payment Options. If you die during the accumulation phase of your account, the following payment options are available to your beneficiary, if allowed by the Tax Code:
- Lump-sum payment;
- Payment under an available income phase payment option **(see "INCOME PHASE - Payment Options")**; and
- Payment under an available systematic distribution option (subject to limitations) **(see "SYSTEMATIC DISTRIBUTION OPTIONS")**.

The account value may also remain invested in the contract; however, the Tax Code limits how long the death benefit proceeds may be left in this option.

Payment of Death Benefit or Proceeds

Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account (described in "**The Retained Asset Account**" below)or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address shown in **"CONTRACT OVERVIEW – Questions: Contacting the Company."** Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional, tax and/or legal adviser before choosing a settlement or payment option.

The Retained Asset Account. The retained asset account, known as the Voya Personal Transition Account, is an interest bearing account backed by our general account. **The retained asset account is not guaranteed by the Federal Deposit Insurance Corporation ("FDIC") and, as part of our general account, is subject to the claims of our creditors.** Beneficiaries that receive their payment through the retained asset account may access the entire Proceeds in the account at any time without penalty through a draftbook feature. The Company seeks to earn a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the contract.

Death Benefit Calculation. The death benefit will be based on your account value. For amounts held in the GAA, any positive aggregate market value adjustment (the sum of all market value adjustments calculated due to a withdrawal) will be included in your account value. If a negative market value adjustment applies, it would be deducted only if the death benefit is withdrawn more than six months after your death. We describe the market value adjustment in **APPENDIX II** and in the GAA prospectus.

The death benefit is calculated as of the next time we value your account following the date on which we receive proof of death and payment request in good order.

Most contracts provide a guaranteed death benefit if the contract beneficiary (on behalf of the plan beneficiary, if applicable) elects a lump-sum distribution or an income phase payment option within six months of your death. For those contracts, the guaranteed death benefit is the greater of:
- Your account value on the day that notice of death and request for payment are received in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**," plus any positive aggregate market value adjustment that applies to amounts allocated to the GAA; or
- The sum of payments (minus any applicable premium tax) made to your account, minus withdrawals made from your account and any outstanding loan amount.

In the event that the contract beneficiary does not request payment of the death benefit as a lump sum or as an income phase option within six months of your death, the amount of the death benefit is the account value as of the next valuation following our receipt of acceptable proof of death and the payment request in good order. See the contract or certificate for treatment of amounts held in the GAA.

Tax Code Requirements. The Tax Code requires distribution of death benefit proceeds within a certain period of time. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the beneficiary in the same manner as if you had received those payments. **See** "**FEDERAL TAX CONSIDERATIONS**" for additional information.

INCOME PHASE

During the income phase you receive payments from your accumulated account value.

Initiating Income Phase Payments. At least 30 days prior to the date you want to start receiving payments, the contract holder, or you if permitted by the plan, must notify us in writing of the following:
- Start date;
- Income phase payment option (see the income phase payment options table in this section);
- Income phase payment frequency (i.e., monthly, quarterly, semi-annually or annually);
- Choice of fixed or variable income phase payments;
- Selection of an assumed net investment rate (only if variable income phase payments are elected); and
- Under some plans, certification from your employer and/or submission of the appropriate forms is also required.

The account will continue in the accumulation phase until the contract holder or you, as applicable, properly initiate income phase payments. Once an income phase payment option is selected, it may not be changed; however, certain options allow you to withdraw a lump sum.

What Affects Income Phase Payment Amounts? Some of the factors that may affect income phase payment amounts include: your age, your account value, the income phase payment option selected (including the frequency and duration of payments under the option selected), number of guaranteed payments (if any) selected, and whether you select variable or fixed payments. As a general rule, more frequent income phase payments will result in smaller individual income phase payments. Likewise, income phase payments that are anticipated over a longer period of time will also result in smaller individual income phase payments.

Fixed Income Phase Payments. Amounts funding fixed income phase payments will be held in the Company's general account. Fixed payments will remain the same over time.

Variable Income Phase Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) you select, based on what subaccounts are available during the income phase at the time you make your selection. Not all subaccounts available during the accumulation phase may be available during the income phase. For information about the subaccounts available during the income phase, please contact Customer Service. We currently allow you to choose up to 18 subaccounts at any one time and we allow 12 free transfers per calendar year. We reserve the right to allow additional transfers in excess of 12 per calendar year. For variable payments, an assumed net investment rate must be selected.

Assumed Net Investment Rate. If you select variable income phase payments, an assumed net investment rate must also be selected. If you select a 5% rate, your first payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 3.5% rate, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon the investment performance of the subaccounts you selected.

For more information about selecting an assumed net investment rate, request a copy of the SAI by calling us. **See** "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

Selecting an Increasing Payment. Under certain income phase payment options, if you select fixed payments, you may elect an increase of one, two, or three percent, compounded annually. The higher your percentage, the lower your initial income phase payment will be, while future payments will increase each year at a greater rate.

Generally, this feature is not available with cash refund payment options.

Charges Deducted. When you select an income payment phase option (one of the options listed in the tables on the following page), a daily asset charge, consisting of a daily deduction of 1.25% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality, expense and administrative risks we assume under variable income phase payout options and is applicable to all variable income phase payout options, including variable nonlifetime options under which we do not assume mortality risk. In this situation, this charge will be used to cover expenses. Although we expect to make a profit from this fee, we do not always do so. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options.

Required Minimum Payment Amounts. The first payment amount must meet the minimums stated in the contract. This amount is currently $50 per month or $250 per year, but the Company reserves the right to increase these amounts, if allowed by state law, based on increases reflected in the Consumer Price Index - Urban (CPI-U) since July 1, 1993. If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment.

Death Benefit During the Income Phase. The death benefits that may be available to a beneficiary are outlined in the following income phase payment option table. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us in good order and the payment request at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

Payment of Death Benefit or Proceeds

Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address shown in "**CONTRACT OVERVIEW – Questions: Contacting the Company.**" Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional and/or legal tax adviser before choosing a settlement or payment option. **See "DEATH BENEFIT – The Retained Asset Account"** for more information about the retained asset account.

Taxation. To avoid certain tax penalties, you and any beneficiary must meet the distribution rules imposed by the Tax Code. **See** "**FEDERAL TAX CONSIDERATIONS**."

Income Phase Payment Options

The following tables list the income phase payment options and accompanying death benefits that may be available under the contracts. Some contracts may restrict the options and the terms available. Refer to your certificate or check with your contract holder for details. We may offer additional income phase payment options under the contract from time to time.

Terms used in the tables:
- **Annuitant -** The person(s) on whose life expectancy the income phase payments are calculated; and
- **Beneficiary -** The person designated to receive the death benefit payable under the contract.

Lifetime Income Phase Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made should the annuitant die prior to the second payment's due date. **Death Benefit--None:** All payments end upon the annuitant's death.
Life Income--Guaranteed Payments*	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of 5 to 30 years, or as otherwise specified in the contract. **Death Benefit--Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will pay the beneficiary a lump sum (unless otherwise requested) equal to the present value of the remaining guaranteed payments.
Life Income--Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made should both annuitants die before the second payment's due date. **Continuing Payments:** • When you select this option you choose for 100%, 66 2/3% or 50% of the payment to continue to the surviving annuitant after the first death; or • 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. **Death Benefit--None:** All payments end after the death of both annuitants.
Life Income--Two Lives--Guaranteed Payments*	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed for your choice of 5 to 30 years, or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit--Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, we will pay the beneficiary a lump sum (unless otherwise requested) equal to the present value of the remaining guaranteed payments.
Life Income--Cash Refund Option (fixed payment only)	**Length of Payments:** For as long as the annuitant lives. **Death Benefit--Payment to the Beneficiary:** Following the annuitant's death, we will pay a lump-sum payment equal to the amount originally applied to the payment option (less any premium tax) and less the total amount of fixed income phase payments paid.
Life Income--Two Lives--Cash Refund Option (fixed payment only)	**Length of Payments:** For as long as either annuitant lives. **Continuing Payment:** 100% of the payment to continue after the first death. **Death Benefit--Payment to the Beneficiary:** When both annuitants die, we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any premium tax) and less the total amount of fixed income phase payments paid.
Nonlifetime Income Phase Payment Options	
Nonlifetime--Guaranteed Payments*	**Length of Payments:** Payments will continue for 5-30 years based upon the number of years you choose when selecting this option. In certain cases a lump-sum payment may be requested at any time (see below). **Death Benefit--Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, any remaining guaranteed payments will continue to the beneficiary unless the beneficiary elects to receive the present value of the remaining guaranteed payments in a lump sum.

_____

* Guaranteed period payments may not extend beyond the shorter of your life expectancy or until age 95.

Lump-Sum Payment: If the Nonlifetime--Guaranteed Payments option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. A lump sum elected before five years of income phase payments have been completed (as specified by the contract) will be treated as a withdrawal during the accumulation phase and if the election is made during an early withdrawal charge period, we will charge the applicable early withdrawal charge. **See** "**FEES - Early Withdrawal Charge**." Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

Calculation of Lump-Sum Payments: If a lump-sum payment is available to a beneficiary or to you in the options above, the rate we use to calculate the present value of the remaining guaranteed payments is the same rate we use to calculate the income phase payments (i.e., the actual fixed rate used for the fixed payments, or the 3.5% or 5% assumed net investment rate for variable payments).

FEDERAL TAX CONSIDERATIONS

Introduction

The contract described in this prospectus is designed to be treated as an annuity for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the contract. The U.S. federal income tax treatment of the contract is complex and sometimes uncertain. You should keep the following in mind when reading this section:

- Your tax position (or the tax position of the designated beneficiary, as applicable) determines the federal taxation of amounts held or paid out under the contract;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the contract described in this prospectus;
- This section addresses some, but not all, applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions;
- We do not make any guarantee about the tax treatment of the contract or transactions involving the contract; and
- No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

In this Section:
• **Introduction;**
• **Taxation of Qualified Contracts;**
• **Possible Changes in Taxation; and**
• **Taxation of the Company.**
When consulting a tax and/or legal adviser, be certain that he or she has expertise with respect to the provisions of the Internal Revenue Code of 1986, as amended (the "Tax Code") that apply to your tax concerns.

> **We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the contract with tax-qualified retirement arrangements, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a tax and/or legal adviser for advice about the effect of federal income tax laws, state tax laws or any other tax laws affecting the contract or any transactions involving the contract.**

Qualified Contracts

The contract described in this prospectus may be purchased on a tax-qualified basis ("qualified contracts"). Qualified contracts are designed for use by individuals and/or employers whose purchase payments are comprised solely of proceeds from and/or contributions to retirement plans or programs that are intended to qualify as plans or programs entitled to special favorable income tax treatment under Sections 401(a), 401(k), 403(b) or 457(b) of the Tax Code. **Employers or individuals intending to use the contract with such plans should seek legal and tax advice.**

Roth Accounts. Tax Code Section 402A allows employees of certain private employers offering 401(k) plans, employees of public schools and certain Tax Code Section 501(c)(3) organizations offering 403(b) plans, and employees of certain governmental employers offering 457(b) plans to contribute after-tax salary contributions to a Roth 401(k), Roth 403(b) and Roth 457(b) account, respectively. Roth accounts provide for tax-free distributions, subject to certain conditions and restrictions. If permitted by us and under the plan for which the contract is issued, we will set up one or more accounts for you under the contract for Roth after-tax contributions and the portion of any transfer or rollover attributable to such amounts.

Taxation of Qualified Contracts

Eligible Retirement Plans and Programs

The contract may be purchased with the following retirement plans and programs to accumulate retirement savings:
- **401(a), 401(k) and Roth 401(k) Plans.** Sections 401(a) and 401(k) of the Tax Code permit certain employers to establish various types of retirement plans for employees, and permit self-employed individuals to establish these plans for themselves and their employees. The Tax Code also allows employees of certain private employers to contribute after-tax salary contributions to a Roth 401(k) account, which provides for tax-free distributions, subject to certain restrictions;
- **403(b) and Roth 403(b) Plans.** Section 403(b) of the Tax Code allows employees of certain Tax Code Section 501(c)(3) organizations and public schools to exclude from their gross income the purchase payments made, within certain limits, to a contract that will provide an annuity for the employee's retirement. The Tax Code also allows employees of 501(c)(3) organizations to contribute after-tax salary contributions to a Roth 403(b) account, which provides for tax-free distributions, subject to certain restrictions; and
- **457 and Roth 457 Plans.** Section 457 of the Tax Code permits certain employers to offer deferred compensation plans for their employees. These plans may be offered by state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities (governmental employers), as well as non-governmental, tax-exempt organizations (non-governmental employers). A 457 plan may be a 457(b) plan. Participation in a 457(b) plan maintained by a non-governmental employer is generally limited to highly-compensated employees and select management (other than 457(b) plans maintained by nonqualified, church-controlled organizations). Generally, participants may specify the form of investment for their deferred compensation account. The Tax Code also allows employees of certain tax-exempt 457(b) Plan employers to contribution after-tax salary contributions to a Roth 457(b) account, which provides for tax-free distributions, subject to certain restrictions.

Special Considerations for Section 403(b) Plans. In addition to being offered as an investment option under the contract, shares of certain funds are also offered for sale directly to the general public. A list of these funds is provided in the "**INVESTMENT OPTIONS - Risks of Investing in the Funds - Public Funds**." In order to qualify for favorable tax treatment under Tax Code Section 403(b), a contract must be considered an "annuity." In Revenue Procedure 99-44, the IRS concluded that it will treat a contract as an annuity for federal income tax purposes under Tax Code Section 403(b), notwithstanding that contract purchase payments are invested at the contract owner's direction in publicly available securities. This treatment will be available provided no additional tax liability would have been incurred if the contribution was paid into a trust or a custodial account in an arrangement that satisfied the requirements of Tax Code Section 401(a) or 403(b)(7)(A). We believe that the contract satisfies the requirements set forth in Revenue Procedure 99-44 and will therefore be treated as an annuity for tax purposes, notwithstanding the fact that investments may be made in publicly available securities. However, the exact nature of the requirements of Revenue Procedure 99-44 are unclear, and you should consider consulting with a tax and/or legal adviser before electing to invest in a fund that is offered for sale to the general public through a contract issued in relation to a 403(b) plan.

Revenue Procedure 99-44 does not specifically address the use of publicly available securities in annuity contracts designed for use as a Roth 403(b). However, we believe that under this analysis such investment should not impact the treatment of such contracts as annuity contracts for purposes of Tax Code Section 403(b). You should consider consulting with a tax and/or legal adviser before electing to invest in a fund that is offered for sale to the general public through a contract issued in relation to a Roth 403(b) account.

Special Considerations for Section 457 Plans. Under 457(b) plans of non-governmental employers, all amounts of deferred compensation, all property and rights purchased with such amounts and all income attributable to such amounts, property and rights remain solely the property and rights of the employer and are subject to the claims of the employer's general creditors. 457(b) plans of governmental employers, on the other hand, are required to hold all assets and income of the plan in trust for the exclusive benefit of plan participants and their beneficiaries. For purposes of meeting this requirement, an annuity contract is treated as a trust.

Taxation

The tax rules applicable to qualified contracts vary according to the type of qualified contract and the specific terms and conditions of the qualified contract and the terms and conditions of the qualified plan or program. The ultimate effect of federal income taxes on the amounts held under a qualified contract, or on income phase (i.e. annuity) payments from a qualified contract, depends on the type of qualified contract or program as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from:
* Contributions in excess of specified limits;
* Distributions before age 59½ (subject to certain exceptions);
* Distributions that do not conform to specified commencement and minimum distribution rules; and
* Other specified circumstances.

Some qualified plans and programs are subject to additional distribution or other requirements that are not incorporated into the contract described in this prospectus. No attempt is made to provide more than general information about the use of the contract with qualified plans and programs. Contract owners, participants, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans and programs may be subject to the terms and conditions of the plan, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans and program to the extent such terms contradict the language of the contract, unless we consent in writing.

Contract owners, participants, and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. **Therefore, you should seek tax and/or legal advice regarding the suitability of a contract for your particular situation.** The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral. Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as described in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative taking into account the additional fees and expenses you may incur in an annuity.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans and programs are limited by the Tax Code. We provide general information on these requirements for certain plans and programs below. You should consult with a tax and/or legal adviser in connection with contributions to a qualified contract.

401(a), 401(k), Roth 401(k), 403(b), and Roth 403(b) Plans. The total annual contributions (including pre-tax and Roth 401(k) or Roth 403(b) after-tax contributions) by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $53,000 (as indexed for 2016). Compensation means your compensation for the year from the employer sponsoring the plan and includes any elective deferrals under Tax Code Section 402(g) and any amounts not includible in gross income under Tax Code Sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional requirement limits your salary reduction contributions to a 401(k), Roth 401(k), 403(b), or Roth 403(b) plan to generally no more than $18,000 (for 2016). Contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending upon certain conditions.

With the exception of the Roth 401(k) and Roth 403(b) contributions, purchase payments to your account(s) will generally be excluded from your gross income. Roth 401(k) and Roth 403(b) salary reduction contributions are made on an after-tax basis.

457(b) and Roth 457(b) Plans. The total annual contributions (including pre-tax and Roth 457(b) after-tax salary reduction contributions) made by you and your employer to a 457(b) or Roth 457(b) plan cannot exceed, generally, the lesser of 100% of your includible compensation or $18,000 (as indexed for 2016). Generally, includible compensation means your compensation for the year from the employer sponsoring the plan, including deferrals to the employer's Tax Code Section 401(k), Roth 401(k), 403(b), Roth 403(b), and 125 cafeteria plans in addition to any deferrals to the 457(b) or Roth 457(b) plan.

Catch-up Contributions. Notwithstanding the contribution limits noted above, if permitted by the plan, a participant in a 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) or a Roth 457(b) plan of a governmental employer who is at least age 50 by the end of the plan year may contribute an additional amount not to exceed the lesser of:
• $6,000; or
• The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

Special 457 Catch-ups. Additional special catch-up provisions may be available for 457(b) plans ("Special 457 Catch-ups") during the three years prior to the participant's normal retirement age. Note that the Special 457 Catch-ups cannot be used simultaneously with the catch-up contribution provisions referenced above. Specifically, a participant may elect to defer the larger of: twice the deferral limit ($36,000); or the basic annual limit plus the amount of the base limit not used in prior year (only allowed if not using age 50 and over catch-up contributions.) For advice with respect to these catch-up provisions, please consult your own tax and/or legal adviser.

Distributions - General

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from a contract including withdrawals, income phase (i.e., annuity) payments, rollovers, exchanges and death benefit proceeds. We report the gross and taxable portions of all distributions to the IRS.

401(a), 401(k), 403(b) and Governmental 457(b) Plans. Distributions from these plans are taxed as received unless one of the following is true:
• The distribution is an eligible rollover distribution and is directly transferred or rolled over within 60 days to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
• You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
• The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

Please note that rollover distribution of a pre-tax account is reported as a taxable distribution.

A distribution is an eligible rollover distribution unless it is:
• Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
• A required minimum distribution under Tax Code Section 401(a)(9);
• A hardship withdrawal;
• Otherwise excludable from income; or
• Not recognized under applicable regulations as eligible for rollover.

10% Additional Tax. The Tax Code imposes a 10% additional tax on the taxable portion of any distribution from a contract used with a 401(a), 401(k) or 403(b) plan (collectively, qualified plans), or amounts from a governmental 457(b) plan that are attributable to rollovers from qualified plans unless certain exceptions, including one or more of the following, have occurred:

- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your beneficiary;
- You have separated from service with the plan sponsor at or after age 55;
- The distribution amount is rolled over into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
- You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
- The distribution is paid directly to the government in accordance with an IRS levy;
- The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order ("QDRO"); or
- The distribution is a qualified reservist distribution as defined under the Tax Code.

In addition, the 10% additional tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Qualified Distributions - Roth 401(k), Roth 403(b) and Roth 457(b). A partial or full distribution of purchase payments to a Roth 401(k), Roth 403(b) or a Roth 457(b) account and earnings credited on those purchase payments (or of in-plan rollover amounts and earnings credited on those amounts, as described in the "In-Plan Roth Rollovers" section below) will be excludable from income if it is a qualified distribution. A "qualified distribution" from a Roth 401(k), Roth 403(b) or a Roth 457(b) account is defined as a distribution that meets the following two requirements:

- The distribution occurs after the five-year taxable period measured from the earlier of:
  - ▷ The first taxable year you made a designated Roth contribution to any designated Roth account established for you under the same applicable retirement plan as defined in Tax Code Section 402A;
  - ▷ If a rollover contribution was made from a designated Roth account previously established for you under another applicable retirement plan, the first taxable year for which you made a designated Roth contribution to such previously established account; or
  - ▷ The first taxable year in which you made an in-plan Roth rollover of non-Roth amounts under the same plan; AND
- The distribution occurs after you attain age 59½, die with payment being made to your beneficiary, or become disabled as defined in the Tax Code.

A distribution from a Roth account that is not a qualified distribution is includible in gross income under the Tax Code in proportion to your investment in the contract (basis) and earnings on the contract.

Distributions - Eligibility

401(a) Pension Plans. Subject to the terms of your 401(a) pension plan, distributions may only occur upon:
- Retirement;
- Death;
- Disability;
- Severance from employment;
- Attainment of normal retirement age;
- Attainment of age 62 under a phased retirement provision if available under your plan as described in the Pension Protection Act of 2006; or
- Termination of the plan.

Such distributions remain subject to other applicable restrictions under the Tax Code.

401(k) and Roth 401(k) Plans. Subject to the terms of your 401(k) plan, distributions from your 401(k) or Roth 401(k) employee account, and possibly all or a portion of your 401(k) or Roth 401(k) employer account, may only occur upon:

- Retirement;
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- Financial hardship (contributions only, not earnings); or
- Termination of the plan (assets must be distributed within one year).

Such distributions remain subject to other applicable restrictions under the Tax Code.

403(b) and Roth 403(b) Plans. Distribution of certain salary reduction contributions and earnings on such contributions restricted under Tax Code Section 403(b)(11) may only occur upon:

- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- Financial hardship (contributions only, not earnings);
- Termination of the plan (assets must be distributed within one year); or
- Meeting other circumstances as allowed by federal law, regulations or rulings.

Such distributions remain subject to other applicable restrictions under the Tax Code.

Effective January 1, 2009 and for any contracts or participant accounts established on or after that date, 403(b) regulations prohibit the distribution of amounts attributable to employer contributions before the earlier of your severance from employment or prior to the occurrence of some event as provided under your employer's plan, such as after a fixed number of years, the attainment of a stated age, or a disability.

If the Company agrees to accept amounts exchanged from a Tax Code Section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code Section 403(b)(7)(A)(ii).

Pursuant to new tax regulations, before we process a withdrawal request we generally are required to confirm with your 403(b) plan sponsor or otherwise that the withdrawals you request from a 403(b) contract comply with applicable tax requirements.

457(b) and Roth 457(b) Plans. Under 457(b) and Roth 457(b) plans, distributions may not be made available to you earlier than:

- The calendar year you attain age 70½;
- When you experience a severance from employment; or
- When you experience an unforeseeable emergency.

A one-time in-service distribution may also be permitted under a Section 457(b) plan sponsored by a tax exempt entity if the total amount payable to the participant does not exceed $5,000 and no amounts have been deferred by the participant during the two-year period ending on the date of distribution.

Lifetime Required Minimum Distributions (401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans)

To avoid certain tax penalties, you and any designated beneficiary must also satisfy the required minimum distribution rules set forth in the Tax Code. These rules dictate the following:

- Start date for distributions;
- The time period in which all amounts in your contract(s) must be distributed; and
- Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or retire, whichever occurs later, unless:

- Under 401(a), 401(k), and governmental 457(b) plans, you are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 70½; or
- Under 403(b) plans, the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75 or retire, if later. However, if you take any distributions in excess of the minimum required amount, then special rules require that the excess be distributed from the December 31, 1986 balance.

Time Period. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:

- Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code Section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits and any optional living benefit.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Lifetime required minimum distributions are not applicable to Roth IRAs during your lifetime. Further information regarding required minimum distributions may be found in your contract or certificate.

Required Distributions upon Death (401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans)

Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract or certificate.

If your death occurs on or after the date you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code Section 401(a)(9) provides specific rules for calculating the minimum required distributions after your death.

If your death occurs before the date you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 2016, your entire balance must be distributed to the designated beneficiary by December 31, 2021. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:

- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:

- December 31 of the calendar year following the calendar year of your death; or
- December 31 of the calendar year in which you would have attained age 70½.

No Designated Beneficiary. If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract owner's death.

Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax withholding rates vary according to the type of distribution and the recipient's tax status.

401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans of Governmental Employers. Generally, eligible rollover distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

457(b) Plans of Non-Governmental Employers. All distributions from these plans, except death benefit proceeds, are subject to mandatory federal income tax withholding as wages. Wage withholding is not required on payments to designated beneficiaries.

Non-resident Aliens. If you or your designated beneficiary is a non-resident alien, withholding will generally be 30% based on the individual's citizenship, the country of domicile and treaty status. Section 1441 does not apply to participants in 457(b) plans of non-governmental employers, and we may require additional documentation prior to processing any requested distribution.

In-Plan Roth Rollovers

Tax Code Section 401(k), 403(b) and governmental 457(b) plans may add a "qualified Roth contribution program," under which employees can forego the current exclusion from gross income for elective deferrals, in exchange for the future exclusion of the distribution of the deferrals and any earnings thereon. That is, participants may elect to make non-excludable contributions to "designated Roth accounts" (instead of making excludable contributions) - and to exclude from gross income (if certain conditions are met) distributions from these accounts (instead of having distributions included in gross income).

If permitted under the plan for which the contract is issued and provided the plan offers an applicable Roth account (a Roth 401(k), Roth 403(b) or Roth 457(b) account), non-Roth amounts may be rolled over into a corresponding Roth account within the same plan. The Tax Code provides that, generally, an in-plan rollover to a Roth account is taxable and includable in gross income in the year the rollover occurs, just as if the amount were distributed and not rolled into a qualified account. Please note that in-plan rollovers into a Roth account are not subject to withholding. Consequently, an individual considering such a transaction may want to increase their tax withholding or make an estimated tax payment in the year of the rollover. Amounts rolled-over into an in-plan Roth account cannot subsequently be converted back into a non-Roth account.

A partial or full distribution of in-plan Roth rollover amounts and earnings credited on those amounts (or of purchase payments made by salary reduction to a Roth account and earnings credited on those purchase payments, as described above) will be excludable from income if it is a qualified distribution as defined in the "Qualified Distributions - Roth 401(k), Roth 403(b) and Roth 457(b)" section above.

In-plan Roth rollovers are not subject to the 10% additional tax on early distributions under Tax Code Section 72(t) that would normally apply to distributions from a 401(k) or 403(b) plan (or from a governmental 457(b) plan to the extent such amounts are attributable to rollovers from a 401(a), 401(k), 403(a) or 403(b) plan). However, a special recapture rule applies when a plan distributes any part of the in-plan Roth rollover within a five-year taxable period, making the distribution subject to the 10% additional tax on early distributions under Tax Code Section 72(t) unless an exception to this tax applies or the distribution is allocable to any nontaxable portion of the in-plan Roth rollover. The five-year taxable period begins January 1 of the year of the in-plan Roth rollover and ends on the last day of the fifth year of the period. This special recapture rule does not apply when the participant rolls over the distribution to another designated Roth account or to a Roth IRA but does apply to a subsequent distribution from the rolled over account or Roth IRA within the five-year taxable period.

Due to administrative complexity, certain in-plan Roth rollovers may not be available through the contract. Additionally, the tax rules associated with Roth accounts and in-plan Roth rollovers can be complex and you should seek tax and/or legal advice regarding your particular situation.

Assignment and Other Transfers

401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:
- A plan participant as a means to provide benefit payments;
- An alternate payee under a QDRO in accordance with Tax Code Section 414(p);
- The Company as collateral for a loan; or
- The enforcement of a federal income tax lien or levy.

Same-Sex Marriages

The contract provides that upon your death a surviving spouse may have certain continuation rights that he or she may elect to exercise for the contract's death benefit and any joint-life coverage under a living benefit. All contract provisions relating to spousal continuation are available only to a person who meets the definition of "spouse" under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. Please consult your tax and/or legal adviser for further information about this subject.

Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or other means. It is also possible that any change could be retroactive (i.e., effective before the date of the change). You should consult a tax and/or legal adviser with respect to legislative developments and their effect on the contract.

Taxation of the Company

We are taxed as a life insurance company under the Tax Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account, and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation thereof may result in our being taxed on income or gains attributable to the separate account. In this case, we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

CONTRACT DISTRIBUTION

General

The Company's subsidiary, Voya Financial Partners, LLC, serves as the principal underwriter for the contracts. Voya Financial Partners, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. Voya Financial Partners, LLC is also a member of the FINRA and the Securities Investor Protection Corporation. Voya Financial Partners, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774.

We sell the contracts through licensed insurance agents who are registered representatives of broker-dealers that have entered into selling agreements with Voya Financial Partners, LLC. We refer to these broker-dealers as "distributors." Voya Financial Advisors, Inc. is a distributor affiliated with the Company that has entered into a selling agreement with Voya Financial Partners, LLC for the sale of our variable annuity contracts.

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract holders or the separate account, but instead is paid by us through Voya Financial Partners, LLC. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

Compensation Arrangements. Registered representatives install and service contracts, provide product explanations, and periodically review participants' retirement needs as well as the investment options available under the contract. To permit these representatives to balance the needs of their clients with their own business operations, the Company provides them with a range of commission options to choose from.

Registered Representatives who offer and sell the contracts may be paid a commission. The commissions paid on transferred assets range from 0% to 3%. The commission paid on recurring payments made during the first year of the participant account range from 0% to 7%. After the first year of the participant account, renewal commissions up to 2% may be paid on recurring payments up to the amount of the maximum of prior year's payments, and commissions of up to 3% may be paid on recurring payments in excess of this amount. In addition, the Company may pay up to 2% on transferred assets and an asset-based commission ranging up to 0.50%. Individual representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 3% of total premium payments. These other promotional incentives or payments may be limited to contracts offered to certain plans, may not be offered to all distributors, and may be limited only to Voya Financial Advisors Inc. and other distributors affiliated with the Company.

The level of commission paid on a particular contract affects the level of charges under the contract, including the daily asset charge and the applicability of an early withdrawal charge schedule. Because your registered representative may select the level of compensation he or she receives in connection with the sale of the contract, he or she may have a financial incentive to recommend this contract over other contracts. You should discuss with your registered representative the level of compensation he or she will choose in connection with the sale of this contract and how that compensation may compare with compensation available under other products or contracts your registered representative feels may be suitable for you. For more information about the compensation options available to your registered representative and how they impact the daily asset charge under your contract, see the "**Offering and Purchase of Contracts**" section of the SAI.

To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products. These other promotional incentives or payments may not be offered to all distributors, and may be limited only to Voya Financial Advisors Inc. and other distributors affiliated with the Company.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the contracts or other criteria. These arrangements may include commission specials, in which additional commissions may be paid in connection with purchase payments received for a limited time period, within the maximum commission rates noted above. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. These special compensation arrangements may also be limited only to Voya Financial Advisors Inc. and other distributors affiliated with the Company. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and FINRA rules. Employees of the Company or its affiliates (including wholesaling employees) may receive more compensation when funds advised by the Company or its affiliates ("affiliated funds") are selected by a contract holder than when unaffiliated funds are selected. Additionally, management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time.

Compensation for certain management personnel, including sales management personnel, may be enhanced if management personnel meet or exceed goals for sales of the contracts, or if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts, or which may be a flat dollar amount that varies based upon other factors including management's ability to meet or exceed service requirements, sell new contracts or retain existing contracts, or sell additional service features such as a common remitting program.

In addition to direct cash compensation for sales of contracts described above, through Voya Financial Partners, LLC, we may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:
- Marketing/distribution allowances that may be based on the percentages of purchase payments received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of purchase payments (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsorship payments or reimbursements for distributors to use in sales contests and/or meetings for their registered representatives who sell our products. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, representative recruiting or other activities that promote the sale of contracts; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 distributors that, during 2015, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received:

1. Signator Financial Services, Inc.
2. LPL Financial Corporation
3. Morgan Stanley Smith Barney LLC
4. Voya Financial Advisors, Inc.
5. Regulus Advisors, LLC
6. Cetera Financial Group
7. Woodbury Financial Services, Inc.
8. NFP Advisor Services, LLC
9. American Portfolios Financial Services, Inc.
10. PlanMember Securities Corporation
11. Securities America, Inc.
12. MetLife Securities, Inc.
13. GWN Securities, Inc.
14. Lincoln Investment Planning Inc.
15. Royal Alliance Associates, Inc.
16. NYLIFE Securities LLC
17. Northwestern Mutual Investment Services, LLC
18. Raymond James Financial Services, Inc.
19. Ameriprise Financial Services, Inc.
20. Lincoln Financial Advisors Corporation
21. Cadaret, Grant & Co., Inc.
22. Lockton Financial Advisors, LLC
23. First Allied Securities, Inc.
24. National Planning Corporation
25. Oneida Wealth Management, Inc.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative, along with the ability of the registered representative to select from various compensation options, may provide that registered representative a financial incentive to promote our contracts and/or services over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

The names of the distributor and the registered representative responsible for your account are stated in your enrollment materials.

Third Party Administrators. Some retirement plans utilize the services of third party administrators (TPAs). In certain situations, the Company may make payments to select TPAs intended to partially reimburse the cost of providing certain services (*e.g.,* takeover related servicing, participant enrollment and education services) of value to the Company. The Company also hosts several TPA conferences each year, which provide a forum for an exchange of ideas in our product initiatives and how well those initiatives are meeting market needs. Attendees may be reimbursed for all or a portion of their attendance costs and may receive meals and entertainment at the conference. Your TPA may informally consult with you and/or your sales professional on the retirement plan provider that would work best with your plan. The payments the Company makes to TPAs may provide your TPA with a financial incentive to recommend working with our Company over other companies whose products may be suitable for you. You may wish to inquire about whether your TPA receives payments from us and take those payments into consideration as part of your purchase decision.

Third Party Compensation Arrangements. Please be aware that:
- The Company may seek to promote itself and the contracts by sponsoring or contributing to events sponsored by various associations, professional organizations and labor organizations;
- The Company may make payments to associations and organizations, including labor organizations, which endorse or otherwise recommend the contracts to their membership. If an endorsement is a factor in your contract purchasing decision, more information on the payment arrangement, if any, is available upon your request; and
- At the direction of the contract holder, we may make payments to the contract holder, its representatives or third party service providers intended to defray or cover the costs of plan or program-related administration.

OTHER TOPICS

Order Processing

In certain circumstances, we may need to correct the pricing associated with an order that has been processed. In such circumstances, we may incur a loss or receive a gain depending upon the price of the fund when the order was executed and the price of the fund when the order is corrected. Losses may be covered from our assets and gains that may result from such order correction will be retained by us as additional compensation associated with order processing.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that will allow us to verify the identity of the sponsoring organization and that contributions and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require customers, and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Unclaimed Property

Every state has some form of unclaimed property laws that impose varying legal and practical obligations on insurers and, indirectly, on contract owners, insureds, beneficiaries and other payees of proceeds. Unclaimed property laws generally provide for escheatment to the state of unclaimed proceeds under various circumstances.

Contract owners are urged to keep their own, as well as their beneficiaries' and other payees', information up to date, including full names, postal and electronic media addresses, telephone numbers, dates of birth, and Social Security numbers. Such updates should be communicated to our Service Center in writing at the addresses provided in **"CONTRACT OVERVIEW—Questions: Contacting the Company"** or by calling 1-800-584-6001.

Cyber Security

Like others in our industry, we are subject to operational and information security risks resulting from "cyber-attacks", "hacking" or similar illegal or unauthorized intrusions into computer systems and networks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Although we seek to limit our vulnerability to such risks through technological and other means and we rely on industry standard commercial technologies to maintain the security of our information systems, it is not possible to anticipate or prevent all potential forms of cyber-attack or to guarantee our ability to fully defend against all such attacks. In addition, due to the sensitive nature of much of the financial and similar personal information we maintain, we may be at particular risk for targeting.

Cyber-attacks affecting us, any third party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your account value. For instance, cyber-attacks may interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate AUVs, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also affect the issuers of securities in which the underlying funds invest, which may cause the funds underlying your contract to lose value. There can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your contract that result from cyber-attacks or information security breaches in the future.

Contract Modification

We may change the contract as required by federal or state law by notifying the contract holder at least 30 calendar days before the change becomes effective. In addition, the contract may be changed at any time, except for a reduction in the minimum guaranteed interest rate for the Fixed Plus Account II, by written mutual agreement between the contract holder and the Company. We may, upon 60 days' written notice to the contract holder, make unilateral changes to certain provisions of the contracts that would apply only to individuals who became participants under the contract after the effective date of such changes. If a contract holder indicates that it does not agree to a change by providing notice to us that we receive at least 30 calendar days before the date the change becomes effective, we reserve the right to refuse to establish new accounts under the contract and to discontinue accepting payments to existing accounts.

In addition, we reserve the right, without contract holder consent, to change the tables for determining the amount of income phase payments or the income phase payment options available. Any such change will not take effect until at least 12 months after the contract effective date or until at least 12 months after any previous change. Such a change would not apply to accounts established before the date the change becomes effective.

We reserve the right to amend the contract to include any future changes required to maintain the contract as a designated Roth 401(k) and/or Roth 403(b) annuity contract (or Roth 401(k) and/or Roth 403(b) account) under the Tax Code, regulations, IRS rulings and requirements.

Legal Proceedings

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company's ability to meet its obligations under the contract, Voya Financial Partners, LLC ability to distribute the contract or upon the separate account.

- **Litigation.** Notwithstanding the foregoing, the Company and/or Voya Financial Partners, LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim.

- **Regulatory Matters.** As with other financial services companies, the Company and its affiliates, including Voya Financial Partners, LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company or subject the Company to settlement payments, fines, penalties and other financial consequences, as well as changes to the Company's policies and procedures.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances:
- On any valuation date when the NYSE is closed (except customary weekend and holiday closings), or when trading on the NYSE is restricted;
- When an emergency exists as determined by the SEC so that disposal of securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable for us fairly to determine the value of the subaccount's assets; or
- During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Payment of benefits or values may also be delayed or suspended as required by court order or other regulatory proceeding.

Transfer of Ownership; Assignment

An assignment of a contract will only be binding on us if it is made in writing and sent to the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from the failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

Account Termination

Where allowed by state law, we reserve the right to terminate an individual account if the account value is less than $10,000, this value is not due to negative investment performance, and no purchase payments have been received within the previous 12 months. We will notify you or the contract holder 90 days prior to terminating the account. If we exercise this right we will not deduct an early withdrawal charge.

Intent to Confirm Quarterly

We will provide confirmation of scheduled transactions quarterly rather than immediately to the participant.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The SAI contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. A list of the contents of the SAI is set forth below:

You may request an SAI by calling us at the number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

APPENDIX I
FIXED PLUS ACCOUNT II

The Fixed Plus Account II is an investment option available during the accumulation phase.

Amounts allocated to the Fixed Plus Account II are held in the Company's general account which supports insurance and annuity obligations.

Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Plus Account II have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the Fixed Plus Account II may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Plus Account II has not been reviewed by the SEC.

Certain Restrictions. We reserve the right to limit investment in or transfers to the Fixed Plus Account II. If we waive these transfer limits, we reserve the right to reinstate these limits without notice. You may not elect certain withdrawal options, including the systematic distribution option, if you have requested a Fixed Plus Account II transfer or withdrawal in the prior 12-month period. Under certain emergency conditions, we may defer payment of a withdrawal from the Fixed Plus Account II for a period of up to six months or as provided by state or federal law.

Interest Rates. The Fixed Plus Account II guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantees depends upon the claims-paying ability of the Company. Amounts applied to the Fixed Plus Account II will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Plus Account II will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, including mortality, expense and administrative risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. In the event that the transferred asset benefit option has been selected, the credited interest rate will be reduced in an amount not to exceed 1.00% (0.50% for contracts issued prior to September 27, 2010, or upon state regulatory approval of the maximum 1.00% charge, whichever is later), for a period not to exceed seven years. This decrease in the credited interest rate will apply to all participants under the contract regardless of whether they receive the benefit of the TAB. For example, if your participation in the contract begins after the TAB is allocated to the contract, you will be subject to the decrease in the interest credited rate even though you did not receive any of the TAB. We assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Requests for Partial Withdrawals. The contract holder or you, if permitted by the plan, may take up to 20% of the Fixed Plus Account II value as a partial withdrawal in each 12-month period. We determine the amount eligible for partial withdrawal as of the date we receive a request for partial withdrawal in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." The amount allowed for partial withdrawal is reduced by any Fixed Plus Account II withdrawals, transfers, loans or amounts applied to income phase payment options made in the prior 12 months. In calculating the 20% limit, we reserve the right to include payments made due to the election of a systematic distribution option.

Waiver of Partial Withdrawal Limits. We waive the 20% limit if the partial withdrawal is due to the election of an income phase payment option. We also waive the 20% limit for withdrawals due to your death before income phase payments begin. The waiver upon death may only be exercised once and must occur within six months after your date of death.

Additionally, we may allow other waivers of the percentage limit on partial withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract or certificate.

Requests for Full Withdrawals. If the contract holder or you, if allowed by the plan, request a full withdrawal of your account value, we will pay any amounts held in the Fixed Plus Account II, with interest, in five annual payments equal to:
- One-fifth of the Fixed Plus Account II value on the day the request is received in good order, reduced by any Fixed Plus Account II withdrawals, transfers or amounts used to fund income phase payments or loans made during the prior 12 months;
- One-fourth of the remaining Fixed Plus Account II value 12 months later;
- One-third of the remaining Fixed Plus Account II value 12 months later;
- One-half of the remaining Fixed Plus Account II value 12 months later; and
- The balance of the Fixed Plus Account II value 12 months later.

Once we receive a request for a full withdrawal, no further withdrawals, loans or transfers will be permitted from the Fixed Plus Account II. A full withdrawal may be canceled at any time before the end of the five-payment period. No early withdrawal charges apply to full withdrawals from the Fixed Plus Account II.

Waiver of Full Withdrawal Provisions. We will waive the Fixed Plus Account II five-installment payout for full withdrawals made due to one or more of the following:
- Due to your death during the accumulation phase if the amount is paid within six months of your death;
- Due to the election of a lifetime income phase payment option or a nonlifetime income phase payment option on a fixed basis;
- When the Fixed Plus Account II value is $2,000 or less (or, if applicable, as otherwise allowed by the plan for a lump-sum cash-out without participant consent) and no withdrawals, transfers, loans or elections of income phase payment options have been made from the account within the prior 12 months;
- Due to financial hardship (or unforeseeable emergency) as defined by the Tax Code and regulations thereunder, if all of the following conditions are met:
  ▹ If applicable, the hardship is certified by the employer;
  ▹ The amount is paid directly to you; and
  ▹ The amount paid for all withdrawals due to hardship during the previous 12-month period does not exceed 20% of the average value of your account(s) and all other accounts under the relevant contract during that same period;
- Due to your separation from service with the employer, provided that all the following apply:
  ▹ The withdrawal is due to your separation from service with your employer. Although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of the Fixed Plus Account II full withdrawal provision unless the severance from employment would otherwise have qualified as a separation from service under prior IRS guidance;
  ▹ Separation from service is documented in a form acceptable to us;
  ▹ The amount withdrawn is paid directly to you; and
  ▹ The amount paid for all partial and full withdrawals due to separation from service during the previous 12-month period does not exceed 20% of the average value of all your account(s) and all other accounts under the relevant contract during that same period.

Additionally, we may allow other waivers of the five installment payout for full withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract or certificate.

Charges. We do not make deductions from amounts in the Fixed Plus Account II to cover mortality, expense or administrative risks. We consider these risks when determining the credited rate.

Transfers. The contract holder or you, if allowed by the plan, may transfer 20% of your account value held in the Fixed Plus Account II in each rolling 12-month period. We determine the amount eligible for transfer on the day we receive a transfer request in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." We will reduce amounts allowed for transfer by any Fixed Plus Account II withdrawals, transfers, loans or amounts applied to income phase payment options during the prior 12 months. We also reserve the right to include payments made due to the election of any of the systematic distribution options. We will waive the percentage limit on transfers when the value in the Fixed Plus Account II is less than or equal to $2,000. We may also waive the percentage limit on transfers depending upon the investment options selected by the contract holder.

If you transfer 20% of your account value held in the Fixed Plus Account II in each of four consecutive 12-month periods, you may transfer the remaining balance in the succeeding 12-month period provided you do not allocate any amount to or transfer any other amount from the Fixed Plus Account II during the five-year period. The 20% amount available to transfer under this provision will be reduced by any amount transferred, taken as a loan or applied to income phase payment options within the 12-month period preceding the first 20% transfer. Also, we may reduce it for payments we made from your Fixed Plus Account II value under any systematic distribution option.

Contract Loans. If permitted under the plan, loans may be made from account values held in the Fixed Plus Account II. See the loan agreement for a description of the amount available and possible consequences upon loan default if Fixed Plus Account II values are used for a loan.

APPENDIX II
GUARANTEED ACCUMULATION ACCOUNT

The Guaranteed Accumulation Account (the "GAA") is a fixed interest option that may be available during the accumulation phase. Amounts applied to the GAA will be held in a nonunitized separate account within the Company's general account. This Appendix is only a summary of certain facts about the GAA and does not include elements of the GAA that do not apply to the contracts offered through this prospectus. Please read the GAA prospectus before investing in this option. You may obtain a copy of the GAA prospectus by contacting us at the address or telephone number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

In General. Amounts that you invest in the GAA will earn a guaranteed interest rate if amounts are left in the GAA for the specified period of time. If you withdraw or transfer those amounts before the specified period of time has elapsed, we may apply a "market value adjustment," which may be positive or negative.

When you decide to invest money in the GAA, you will want to contact your local representative or the Company to learn:
• The interest rate we will apply to the amounts that you invest in the GAA. We change this rate periodically, so be certain that you know what rate we guarantee on the day your account dollars are invested into the GAA; and
• The period of time your account dollars need to remain in the GAA in order to earn that rate. You are required to leave your account dollars in the GAA for a specified period of time (guaranteed term), in order to earn the guaranteed interest rate.

Deposit Periods. A deposit period is the time during which we offer a specific interest rate if you deposit dollars for a certain guaranteed term. For a particular interest rate and guaranteed term to apply to your account dollars, you must invest them during the deposit period during which that rate and term are offered.

Interest Rates. We guarantee different interest rates, depending upon when account dollars are invested in the GAA. The interest rate we guarantee is an annual effective yield; that means that the rate reflects a full year's interest. We credit interest daily at a rate that will provide the guaranteed annual effective yield over one year. The guaranteed interest rate will never be less than the rate stated in the contract.

Our guaranteed interest rates are influenced by, but do not necessarily correspond with interest rates available on fixed income investments we may buy using deposits directed to the GAA. We consider other factors when determining guaranteed interest rates including regulatory and tax requirements, sales commissions and administrative expenses borne by the Company, general economic trends and competitive factors. **We make the final determination regarding guaranteed interest rates. We cannot predict the level of future guaranteed interest rates.**

Fees and Other Deductions. If all or a portion of your account value in the GAA is withdrawn, you may incur the following:
• Market Value Adjustment ("MVA") - as described in this Appendix and in the GAA prospectus;
• Tax Penalties and/or Tax withholding - see "**FEDERAL TAX CONSIDERATIONS**";
• Early Withdrawal Charge - see "**FEES**"; and/or
• Maintenance Fee - see "**FEES**."

We do not make deductions from amounts in the GAA to cover mortality and expense risks. Rather, we consider these risks when determining the credited rate.

Market Value Adjustment. If you withdraw or transfer your account value from the GAA before the guaranteed term is completed, an MVA may apply. The MVA reflects the change in the value of the investment due to changes in interest rates since the date of deposit. The MVA may be positive or negative.
• If interest rates at the time of withdrawal have increased since the date of deposit, the value of the investment decreases and the MVA will be negative. This could result in your receiving less than the amount you paid into the GAA; and
• If interest rates at the time of withdrawal have decreased since the date of deposit, the value of the investment increases and the MVA will be positive.

Under some contracts issued in New York, if you have elected ECO as described in "**SYSTEMATIC DISTRIBUTION OPTIONS**," no MVA applies to amounts withdrawn from the GAA.

Guaranteed Terms. The guaranteed term is the period of time account dollars must be left in the GAA in order to earn the interest rate specified for that guaranteed term. We offer different guaranteed terms at different times. Check with your local representative or the Company to learn the details about the guaranteed term(s) currently being offered.

In general we offer the following guaranteed terms:
*   Short-term-three years or less; and
*   Long-term-ten years or less, but greater than three years.

At the end of a guaranteed term, the contract holder or you if permitted may:
*   Transfer dollars to a new guaranteed term;
*   Transfer dollars to other available investment options; or
*   Withdraw dollars.

Deductions may apply to withdrawals. **See** "**Fees and Other Deductions**" **in this Appendix**.

Transfer of Account Dollars. Generally, account dollars invested in the GAA may be transferred among guaranteed terms offered through the GAA, and/or to other investment options offered through the contract. However, transfers may not be made during the deposit period in which your account dollars are invested in the GAA or for 90 days after the close of that deposit period. We will apply an MVA to transfers made before the end of a guaranteed term.

Income Phase. The GAA cannot be used as an investment option during the income phase. The contract holder or you, if permitted, may notify us at least 30 days in advance to elect a variable payment option and to transfer your GAA dollars to any of the subaccounts available during the income phase.

Loans. You cannot take a loan from your account value in the GAA. However, we include your account value in the GAA when determining the amount of your account value we may distribute as a loan.

Reinstating Amounts Withdrawn from the GAA. If amounts are withdrawn from the GAA and then reinstated in the GAA, we will apply the reinstated amount to the current deposit period. The guaranteed annual interest rate, and guaranteed terms available on the date of reinstatement will apply. Amounts will be reinstated proportionately in the same way as they were allocated before withdrawal.

Your account value will not be credited for any negative MVA that was deducted at the time of withdrawal.

*The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this Appendix relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the Company will arrange to send you the prospectus if you request it by contacting us at the address and telephone number listed in "**CONTRACT OVERVIEW – Questions: Contacting the Company**." The number assigned to the registration statement for this offering is 333-210551.*

APPENDIX III
PARTICIPANT APPOINTMENT OF EMPLOYER AS AGENT
UNDER AN ANNUITY CONTRACT

For Plans under Sections 403(b) or 401(a)/(k) of the Tax Code (Except Voluntary Section 403(b) Plans) (including Roth 403(b) and Roth 401(k) Plans)*

The employer has adopted a plan under Tax Code Sections 403(b) (including Roth 403(b)), 401(a)/(k) (including Roth 401(k)) ("Plan") and has purchased a Voya Retirement Insurance and Annuity Company (the "Company") group variable annuity contract ("Contract") as the funding vehicle. Contributions under this Plan will be made by the participant through salary reduction to an employee account and by the employer to an employer account.

By electing to participate in the employer's Plan, the participant voluntarily appoints the employer, who is the Contract Holder, as the participant's agent for the purposes of all transactions under the Contract in accordance with the terms of the Plan. The Company is not a party to the Plan and does not interpret the Plan provisions.

As a participant in the Plan, the participant understands and agrees to the following terms and conditions:
- The participant owns the value of his/her employee account subject to the restrictions of Tax Code Sections 403(b), 401(a)/(k) and the terms of the Plan. Subject to the terms of the vesting schedule in the Plan and the restrictions of Tax Code Sections 403(b), 401(a)/(k), the participant has ownership in the value of his/her employer account;
- The Company will process transactions only with the employer's written direction to the Company. The participant will be bound by the employer's interpretation of the Plan provisions and its written direction to the Company;
- The employer may permit the participant to make investment selections under the employee account and/or the employer account directly with the Company under the terms of the Contract. Without the employer's written permission, the participant will be unable to make any investment selections under the Contract;
- On behalf of the participant, the employer may request a loan in accordance with the terms of the Contract and the provisions of the Plan. The Company will make payment of the loan amount directly to the participant. The participant will be responsible for making repayments directly to the Company in a timely manner; and
- In the event of the participant's death, the employer is the named beneficiary under the terms of the Contract. The participant has the right to name a personal beneficiary as determined under the terms of the Plan and file that beneficiary election with the employer. It is the employer's responsibility to direct the Company to properly pay any death benefits.

---

* Under most group contracts issued through a voluntary 403(b) or Roth 403(b) plan and under individual contracts, you generally hold all rights under the contract and may make elections for your accounts. However, pursuant to Treasury Department regulations that were generally effective on January 1, 2009, the exercise of certain of these rights may require the consent and approval of the plan sponsor or its delegate. **See** "**FEDERAL TAX CONSIDERATIONS - Distributions – Eligibility – 403(b) and Roth 403(b) Plans**." See the contract or your certificate (if applicable) to determine who holds rights under the contract.

APPENDIX IV
FUND DESCRIPTIONS

Certain funds offered under the contracts have limited availability as follows:

- AllianzGI NFJ Small-Cap Value Fund (Class A) is only available to plans offering the fund prior to May 6, 2005.
- Artisan International Fund (Investor Shares) is only available to plans who have selected the fund as an investment option prior to July 1, 2016.
- Lazard Emerging Markets Equity Portfolio (Open Shares) is only available to plans offering the portfolio prior to July 19, 2010.
- Dodge & Cox International Stock Fund is only available to plans offering the fund prior to January 16, 2015.
- Lord Abbett Developing Growth Fund (Class A) is only available to plans offering the fund prior to January 15, 2012.
- Lord Abbett Core Fixed Income Fund (Class A) and Lord Abbett Fundamental Equity Fund (Class A) are only available to plans that were offering these funds prior to December 31, 2015.
- Lord Abbett Mid Cap Stock Fund (Class A) and Lord Abbett Small-Cap Value Fund (Class A) are only available to plans offering these funds prior to September 1, 2005.
- Oppenheimer Developing Markets Fund (Class A) is only available to plans offering the fund prior to April 12, 2013.
- T. Rowe Price Mid-Cap Value Fund (R Class) is only available to plans offering the fund prior to February 25, 2005.
- The Voya Growth and Income Portfolio (Class I) is available only to those contracts that were offering the ING Opportunistic LargeCap Portfolio (Class I) as of the August 20, 2010.
- The Voya Growth and Income Portfolio (Class S) is available only to those contracts that were offering the ING Growth and Income Portfolio II (Class S) as of August 7, 2009.
- The Voya Large Cap Growth Portfolio (Class I) is available only to those contracts that were offering the ING Lord Abbett Growth and Income Portfolio (Class I) and the ING Pioneer Equity Income Portfolio (Class I) prior to January 21, 2011. Class S shares remain available for investment under the contract.
- The Voya Large Cap Value Portfolio (Class I) is available only to those contracts that were offering the ING Pioneer Equity Income Portfolio (Class I) and/or the Pioneer Mid Cap Value VCT Portfolio (Class I) prior to July 27, 2007. Class S shares remain available for investment under the contract.
- The Voya Multi-Manager Large Cap Core Portfolio (Class I) is available only to those contracts that were offering the Pioneer Fund VCT Portfolio (Class I) prior to July 27, 2007. Class S shares remain available for investment under the contract.
- The VY® JPMorgan Mid Cap Value Portfolio is only available to plans offering the fund prior to February 7, 2014.
- The VY® T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I) are available only to plans that were offering I Class prior to November 3, 2005. Class S shares remain available for investment under the contract.
- The VY® Templeton Global Growth Portfolio (Class I) is available only to those contracts that were offering the Templeton Growth Fund, Inc. (Class A) prior to July 27, 2007. Class S shares remain available for investment under the contract.

List of Fund Name Changes

New Fund Name	Former Fund Name
Voya Global Equity Portfolio	Voya Global Value Advantage Portfolio
Voya Government Money Market Portfolio	Voya Money Market Portfolio
Voya Large Cap Growth Fund	Voya Growth Opportunities Fund

The investment results of the mutual funds ("funds") are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the FDIC or any other government agency. Fund prospectuses may be obtained free of charge at the address and telephone number listed in "CONTRACT OVERVIEW - Questions," by accessing the SEC's web site or by contacting the SEC Public Reference Branch. If you have received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

For the share class of each fund offered through your contract, please see the cover page.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
AB Growth and Income Fund, Inc. **Investment Adviser:** AllianceBernstein, L.P.	Seeks long-term growth of capital.
Alger Capital Appreciation Fund **Investment Adviser:** Fred Alger Management, Inc.	Seeks long-term capital appreciation.
Alger Green Fund **Investment Adviser:** Fred Alger Management, Inc.	Seeks long-term capital appreciation.

AllianzGI NFJ Dividend Value Fund
 	
  Investment Adviser: Allianz Global Investors Fund Management LLC
 	
  Subadviser: NFJ Investment Group LLC.
	Seeks long-term growth of capital and income.

AllianzGI NFJ Small-Cap Value Fund
 	
  Investment Adviser: Allianz Global Investors Fund Management LLC
 	
  Subadviser: NFJ Investment Group LLC.
	Seeks long-term growth of capital and income.

Amana Growth Fund **Investment Adviser:** Saturna Capital Corporation	Seeks long-term capital growth, consistent with Islamic principles.
Amana Income Fund **Investment Adviser:** Saturna Capital Corporation	Seeks current income and preservation of capital, consistent with Islamic principles.
American Century Investments® Inflation-Adjusted Bond Fund **Investment Adviser:** American Century Investment Management, Inc.	Seeks to provide total return and inflation protection consistent with investment in inflation-indexed securities.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
American Funds® - American Balanced Fund® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide (1) conservation of capital, (2) current income and (3) long-term growth of capital and income.
American Funds® - Capital World Growth and Income Fund® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide long-term growth of capital while providing current income.
American Funds® - EuroPacific Growth Fund® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide long-term growth of capital.
American Funds® - Fundamental Investors® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to achieve long-term growth of capital and income.
American Funds® - New Perspective Fund® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide long-term growth of capital. Future income is a secondary objective.
American Funds® - The Growth Fund of America® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide growth of capital.
American Funds® - The Income Fund of America® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide current income while secondarily striving for capital growth.
American Funds® - Washington Mutual Investors Fund^{SM} **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to produce income and to provide an opportunity for growth of principal consistent with sound common stock investing.
Ariel Appreciation Fund **Investment Adviser:** Ariel Investments, LLC	Pursues long-term capital appreciation.
Ariel Fund **Investment Adviser:** Ariel Investments, LLC	Pursues long-term capital appreciation.
Artisan International Fund **Investment Adviser:** Artisan Partners Limited Partnership	Seeks maximum long-term capital growth.
BlackRock Equity Dividend Fund **Investment Adviser:** BlackRock Advisors, LLC	Seeks long-term total return and current income.
BlackRock Mid Cap Value Opportunities Fund **Investment Adviser:** BlackRock Advisors, LLC	Seeks capital appreciation and, secondarily, income by investing in securities, primarily equity securities that Fund management believes are undervalued and therefore represent an investment value.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Columbia Acorn® Fund **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.
Columbia Diversified Equity Income Fund **Investment Adviser:** Columbia Management Investment Advisers, LLC	Seeks to provide shareholders with a high level of current income and as a secondary objective steady growth of capital.
Columbia High Yield Bond Fund **Investment Adviser:** Columbia Management Investment Advisers, LLC	Seeks to provide shareholders with high level of current income as its primary objective and, as its secondary objective, capital growth.
Columbia Mid Cap Value Fund **Investment Adviser:** Columbia Management Investment Advisers, LLC	Seeks long-term capital appreciation.
CRM Mid Cap Value Fund **Investment Adviser:** Cramer Rosenthal McGlynn, LLC	Seeks long-term capital appreciation.
Dodge & Cox International Stock Fund **Investment Adviser:** Dodge & Cox	Seeks long-term growth of principal and income.
Dodge & Cox Stock Fund **Investment Adviser:** Dodge & Cox	Seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income.
Eaton Vance Large-Cap Value Fund* **Investment Adviser:** Boston Management and Research (BMR), a subsidiary of Eaton Vance Management** * *This fund invests all of its investable assets in interests in Large-Cap Value Portfolio, which has the same investment objective and policies as the fund.* ** *Investment adviser to the Large-Cap Value Portfolio*	Seeks total return.
Fidelity Advisor® New Insights Fund **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks capital appreciation.
Fidelity® VIP Contrafund® Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Fidelity® VIP Growth Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks to achieve capital appreciation.
Franklin Mutual Global Discovery Fund **Investment Adviser:** Franklin Mutual Advisers, LLC	Seeks capital appreciation.
Franklin Small Cap Value VIP Fund **Investment Adviser:** Franklin Advisory Services, LLC	Seeks long-term total return. Under normal market conditions, the fund invests at least 80% of its net assets in investments of small capitalization companies.
Franklin Small-Mid Cap Growth Fund **Investment Adviser:** Franklin Advisers, Inc.	Seeks long-term capital growth.
Invesco Endeavor Fund **Investment Adviser:** Invesco Advisers, Inc. **Subadviser:** Invesco Canada, Ltd.	Seeks long-term growth of capital.
Invesco Global Health Care Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital.
Invesco Mid Cap Core Equity Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital.
Invesco Small Cap Value Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital.
Lazard Emerging Markets Equity Portfolio **Investment Adviser:** Lazard Asset Management LLC	Seeks long-term capital appreciation.
Lazard US Mid Cap Equity Portfolio **Investment Adviser:** Lazard Asset Management LLC	Seeks long-term capital appreciation.
Lord Abbett Core Fixed Income Fund **Investment Adviser:** Lord, Abbett & Co. LLC	Seek income and capital appreciation to produce a high total return.
Lord Abbett Developing Growth Fund **Investment Adviser:** Lord, Abbett & Co. LLC	Seeks long-term growth of capital through a diversified and actively managed portfolio consisting of developing growth companies, many of which are traded over the counter.
Lord Abbett Fundamental Equity Fund **Investment Adviser:** Lord, Abbett & Co. LLC	Seeks long-term growth of capital and income without excessive fluctuations in market value.
Lord Abbett Mid Cap Stock Fund **Investment Adviser:** Lord, Abbett & Co. LLC	Seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.
Lord Abbett Small-Cap Value Fund **Investment Adviser:** Lord, Abbett & Co. LLC	Seeks long-term capital appreciation.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Mainstay Large Cap Growth Fund **Investment Adviser:** New York Life Investment Management LLC **Subadviser:** Winslow Capital Management, Inc.	Seeks long-term growth of capital.
Massachusetts Investors Growth Stock Fund **Investment Adviser:** Massachusetts Financial Services Company	Seeks capital appreciation.
Neuberger Berman Genesis Fund® **Investment Adviser:** Neuberger Berman Management LLC **Subadviser:** Neuberger Berman LLC	Seeks growth of capital.
Neuberger Berman Socially Responsive Fund® **Investment Adviser:** Neuberger Berman Management LLC **Subadviser:** Neuberger Berman LLC	Seeks long-term growth of capital by investing primarily in securities of companies that meet the Fund's financial criteria and social policy.
Oppenheimer Capital Appreciation Fund **Investment Adviser:** OFI Global Asset Management, Inc. **Subadviser:** OppenheimerFunds, Inc.	The Fund seeks capital appreciation.
Oppenheimer Developing Markets Fund **Investment Adviser:** OppenheimerFunds, Inc.	The Fund seeks capital appreciation.
Oppenheimer Gold & Special Minerals Fund **Investment Adviser:** OppenheimerFunds, Inc.	The Fund seeks capital appreciation.
Oppenheimer International Bond Fund **Investment Adviser:** OppenheimerFunds, Inc.	The Fund seeks total return.
Pax World Balanced Fund **Investment Adviser:** Pax World Management LLC	Seeks income and conservation of principal and secondarily long-term growth of capital.
PIMCO Real Return Portfolio **Investment Adviser:** Pacific Investment Management Company LLC	Seeks maximum real return, consistent with preservation of real capital and prudent investment management.
Pioneer Emerging Markets VCT Portfolio **Investment Adviser:** Pioneer Investment Management, Inc.	Long-term growth of capital.
Pioneer High Yield Fund **Investment Adviser:** Pioneer Investment Management, Inc.	Maximize total return through a combination of income and capital appreciation.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Pioneer Strategic Income Fund **Investment Adviser:** Pioneer Investment Management, Inc.	A high level of current income.
Royce Total Return Fund **Investment Adviser:** Royce & Associates, LLC ("Royce")	Seeks both long-term growth of capital and current income.
T. Rowe Price Mid-Cap Value Fund **Investment Adviser:** T. Rowe Price Associates, Inc.	Seeks to provide long-term capital appreciation by investing primarily in mid-size companies that appear to be undervalued.
Templeton Foreign Fund **Investment Adviser:** Templeton Global Advisors Limited	Seeks long-term capital growth.
The Hartford International Opportunities Fund **Investment Adviser:** Hartford Funds Management Company, LLC (HFMC) **Subadviser:** Wellington Management Company, LLP	Seeks long-term growth of capital.
Thornburg International Value Fund **Investment Adviser:** Thornburg Investment Management, Inc.	Seeks long-term capital appreciation by investing in equity and debt securities of all types. The secondary, non-fundamental goal of the fund is to seek some current income.
Vanguard® Diversified Value Portfolio* **Investment Adviser:** Barrow, Hanley, Mewhinney & Strauss, Inc. *Vanguard is a trademark of The Vanguard Group, Inc.*	Seeks to provide long-term capital appreciation and income.
Vanguard® Equity Income Portfolio* **Investment Adviser:** Vanguard Equity Investment Group, Wellington Management Company, LLP *Vanguard is a trademark of The Vanguard Group, Inc.*	Seeks to provide an above-average level of current income and reasonable long-term capital appreciation.
Vanguard® Small Company Growth Portfolio* **Investment Adviser:** Granahan Investment Management, Inc., Vanguard's Equity Investment Group *Vanguard is a trademark of The Vanguard Group, Inc.*	Seeks to provide long-term capital appreciation.
Victory Sycamore Established Value Fund **Investment Adviser:** Victory Capital Management, Inc.	Long-term growth by investing primarily in common stocks
Victory Sycamore Small Company Opportunity Fund **Investment Adviser:** Victory Capital Management, Inc.	Seeks to provide capital appreciation.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Voya Balanced Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.
Voya Global Bond Portfolio **Investment Adviser:** Directed Services LLC **Subadviser: Voya Investment Management Co. LLC**	Seeks to maximize total return through a combination of current income and capital appreciation.
Voya Global Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth and current income.
Voya Global Real Estate Fund **Investment Adviser:** Voya Investments, LLC **Subadviser:** CBRE Clarion Securities LLC	Seeks high total return consisting of capital appreciation and current income.
Voya GNMA Income Fund **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of current income consistent with liquidity and safety of principal through investment primarily in Government National Mortgage Association ("GNMA") mortgage-backed securities (also known as GNMA Certificates) that are guaranteed as to the timely payment of principal and interest by the U.S. government.
Voya Government Money Market Portfolio* **Investment Adviser:** Voya Investments, LLC **Subadviser**: Voya Investment Management Co. LLC **** There is no guarantee that the Voya Government Money Market Portfolio subaccount will have a positive or level return.***	Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00.
Voya Growth and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya High Yield Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide investors with a high level of current income and total return.
Voya Index Plus LargeCap Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P 500 Index, while maintaining a market level of risk.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Voya Index Plus MidCap Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P MidCap 400 Index, while maintaining a market level of risk.
Voya Index Plus SmallCap Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P SmallCap 600® Index, while maintaining a market level of risk.
Voya Index Solution 2025 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Index Solution 2035 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Index Solution 2045 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Index Solution 2055 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2055. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Index Solution Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Intermediate Bond Fund **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through income and capital appreciation.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Voya Intermediate Bond Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya International Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.
Voya Large Cap Growth Fund **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Large Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth.
Voya Large Cap Value Fund **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term growth of capital and current income.
Voya Large Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term growth of capital and current income.
Voya MidCap Opportunities Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Multi-Manager International Small Cap Fund **Investment Adviser:** Voya Investments, LLC **Subadviser:** Acadian Asset Management LLC, Victory Capital Management, Inc., and Wellington Management Company, LLP	Seeks maximum long-term capital appreciation.
Voya Multi-Manager Large Cap Core Portfolio **Investment Adviser:** Directed Services LLC **Subadvisers**: Columbia Management Investment Advisers, LLC and The London Company of Virginia d/b/a The London Company	Seeks reasonable income and capital growth.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Voya Real Estate Fund **Investment Adviser:** Voya Investments, LLC **Subadviser:** CBRE Clarion Securities LLC	Seeks total return consisting of long-term capital appreciation and current income.
Voya Russell™ Large Cap Growth Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.
Voya Russell™ Large Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.
Voya Russell™ Large Cap Value Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index.
Voya Russell™ Mid Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Index.
Voya Russell™ Small Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index.
Voya Small Company Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.
Voya SmallCap Opportunities Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Solution 2025 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution 2035 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Voya Solution 2045 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution 2055 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2055. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Strategic Allocation Conservative Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide total return (*i.e.,* income and capital growth, both realized and unrealized) consistent with preservation of capital.
Voya Strategic Allocation Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide capital appreciation.
Voya Strategic Allocation Moderate Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide total return (*i.e.,* income and capital appreciation, both realized and unrealized).
Voya U.S. Bond Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Barclays U.S. Aggregate Bond Index.
VY® American Century Small-Mid Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** American Century Investment Management, Inc.	Seeks long-term capital growth. Income is a secondary objective.
VY® Baron Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** BAMCO, Inc.	Seeks capital appreciation.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
VY® Clarion Real Estate Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** CBRE Clarion Securities LLC	Seeks total return including capital appreciation and current income.
VY® Columbia Contrarian Core Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Columbia Management Investment Advisers, LLC	Seeks total return, consisting of long-term capital appreciation and current income.
VY® Columbia Small Cap Value II Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Columbia Management Investment Advisers, LLC	Seeks long-term growth of capital.
VY® FMR® Diversified Mid Cap Portfolio* **Investment Adviser:** Directed Services LLC **Subadviser:** Fidelity Management & Research Company * *FMR is a registered service mark of Fidelity Management & Research Company. Used with permission.*	Seeks long-term growth of capital.
VY® Invesco Comstock Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks capital growth and income.
VY® Invesco Equity and Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks total return, consisting of long-term capital appreciation and current income.
VY® Invesco Growth and Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital and income.
VY® JPMorgan Emerging Markets Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
VY® JPMorgan Mid Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks growth from capital appreciation.
VY® JPMorgan Small Cap Core Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
VY® Oppenheimer Global Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.
VY® Pioneer High Yield Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.
VY® T. Rowe Price Capital Appreciation Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
VY® T. Rowe Price Equity Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser**: T. Rowe Price Associates, Inc.	Seeks a high level of dividend income as well as long-term growth of capital through investments in stocks.
VY® T. Rowe Price Growth Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth through investments in stocks.
VY® T. Rowe Price International Stock Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth of capital.
VY® Templeton Foreign Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Templeton Investment Counsel, LLC	Seeks long-term capital growth.
VY® Templeton Global Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Templeton Global Advisors Limited	Seeks capital appreciation. Current income is only an incidental consideration.
Wanger International **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.
Wanger Select **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Wanger USA **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.

Wells Fargo Advantage Special Small Cap Value Fund
 	
  Investment Adviser: Wells Fargo Funds Management, LLC
 	
  Subadviser: Wells Capital Management Incorporated
	Seeks long-term capital appreciation.

Western Asset Mortgage Backed Securities Fund
 	
  Investment Adviser: Legg Mason Partners Fund Advisor, LLC
 	
  Subadviser: Western Asset Management Company
	Seeks high current return.

APPENDIX V
CONDENSED FINANCIAL INFORMATION
INDEX

APPENDIX V
CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2015, the following table gives (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account C available under the contracts for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2015, the "Value at beginning of period" shown is the value at first date of investment. Fund name changes after December 31, 2015 are not reflected in the following information.

TABLE 1
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.00%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007
AMERICAN BALANCED FUND® (CLASS R-3)									
(Funds were first received in this option during February 2007)									
Value at beginning of period	$20.24	$18.65	$15.37	$13.50	$13.05	$11.58	$9.59	$12.95	$12.29
Value at end of period	$20.51	$20.24	$18.65	$15.37	$13.50	$13.05	$11.58	$9.59	$12.95
Number of accumulation units outstanding at end of period	20,172	20,104	34,725	29,844	25,431	11,424	9,529	8,670	7,267
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)									
(Funds were first received in this option during March 2012)									
Value at beginning of period	$12.54	$12.26	$13.54	$12.88					
Value at end of period	$12.23	$12.54	$12.26	$13.54					
Number of accumulation units outstanding at end of period	7,053	5,353	3,683	1,143					
BLACKROCK EQUITY DIVIDEND FUND (INVESTOR A SHARES)									
(Funds were first received in this option during March 2012)									
Value at beginning of period	$18.96	$17.40	$14.01	$13.47					
Value at end of period	$18.86	$18.96	$17.40	$14.01					
Number of accumulation units outstanding at end of period	14,105	11,279	8,660	2,542					
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)									
(Funds were first received in this option during February 2012)									
Value at beginning of period	$25.33	$23.83	$17.90	$17.35					
Value at end of period	$23.56	$25.33	$23.83	$17.90					
Number of accumulation units outstanding at end of period	42	42	11,192	14,696					
CAPITAL WORLD GROWTH AND INCOME FUND℠ (CLASS R-3)									
(Funds were first received in this option during April 2012)									
Value at beginning of period	$19.56	$18.87	$15.15	$13.96					
Value at end of period	$19.07	$19.56	$18.87	$15.15					
Number of accumulation units outstanding at end of period	4,296	3,142	2,283	750					
DODGE & COX INTERNATIONAL STOCK FUND									
(Funds were first received in this option during August 2013)									
Value at beginning of period	$14.98	$15.05	$13.33						
Value at end of period	$13.21	$14.98	$15.05						
Number of accumulation units outstanding at end of period	5,174	3,468	5,169						
DODGE & COX STOCK FUND									
(Funds were first received in this option during August 2013)									
Value at beginning of period	$20.73	$18.87	$16.52						
Value at end of period	$19.70	$20.73	$18.87						
Number of accumulation units outstanding at end of period	6,006	5,574	5,174						

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007
EUROPACIFIC GROWTH FUND® (CLASS R-3)									
(Funds were first received in this option during January 2007)									
Value at beginning of period	$21.58	$22.23	$18.56	$15.61	$18.12	$16.61	$11.98	$20.20	$17.04
Value at end of period	$21.34	$21.58	$22.23	$18.56	$15.61	$18.12	$16.61	$11.98	$20.20
Number of accumulation units outstanding at end of period	1,226	1,230	35,242	37,987	112,305	82,862	73,444	73,097	66,492
FIDELITY® ADVISOR NEW INSIGHTS FUND (INSTITUTIONAL CLASS)									
(Funds were first received in this option during May 2011)									
Value at beginning of period	$20.27	$18.58	$14.06	$12.15	$12.95				
Value at end of period	$20.72	$20.27	$18.58	$14.06	$12.15				
Number of accumulation units outstanding at end of period	13,344	10,738	8,323	2,053	162				
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during January 2007)									
Value at beginning of period	$25.80	$23.14	$17.69	$15.26	$15.72	$13.46	$9.96	$17.40	$14.95
Value at end of period	$25.87	$25.80	$23.14	$17.69	$15.26	$15.72	$13.46	$9.96	$17.40
Number of accumulation units outstanding at end of period	48,573	45,110	78,747	84,128	227,544	191,341	178,049	165,284	158,219
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during February 2007)									
Value at beginning of period	$19.31	$17.84	$13.97	$11.96	$11.89	$10.37	$8.00	$14.00	$14.05
Value at end of period	$18.47	$19.31	$17.84	$13.97	$11.96	$11.89	$10.37	$8.00	$14.00
Number of accumulation units outstanding at end of period	13,969	15,499	18,907	21,326	21,519	22,737	19,397	13,256	12,574
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during February 2007)									
Value at beginning of period	$20.05	$18.09	$13.32	$11.66	$11.68	$9.45	$7.39	$14.05	$11.36
Value at end of period	$21.40	$20.05	$18.09	$13.32	$11.66	$11.68	$9.45	$7.39	$14.05
Number of accumulation units outstanding at end of period	7,461	7,460	7,459	13,613	13,631	13,602	11,705	11,649	7,673
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)									
(Funds were first received in this option during June 2008)									
Value at beginning of period	$25.58	$24.42	$19.53	$17.27	$17.84	$16.09	$13.33	$18.24	
Value at end of period	$24.61	$25.58	$24.42	$19.53	$17.27	$17.84	$16.09	$13.33	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	702	0	
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$25.88	$25.78	$18.96	$16.05	$16.71	$13.06	$10.13	$13.90	
Value at end of period	$23.92	$25.88	$25.78	$18.96	$16.05	$16.71	$13.06	$10.13	
Number of accumulation units outstanding at end of period	176	65	14,222	17,712	16,371	1,187	0	699	
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)									
(Funds were first received in this option during March 2011)									
Value at beginning of period	$23.71	$22.10	$15.98	$14.45	$15.49				
Value at end of period	$23.20	$23.71	$22.10	$15.98	$14.45				
Number of accumulation units outstanding at end of period	10	10	17,934	17,415	16,543				
FUNDAMENTAL INVESTORS℠ (CLASS R-3)									
(Funds were first received in this option during October 2010)									
Value at beginning of period	$15.06	$13.88	$10.59	$9.06	$9.27	$8.73			
Value at end of period	$15.52	$15.06	$13.88	$10.59	$9.06	$9.27			
Number of accumulation units outstanding at end of period	1,516	965	18,527	22,857	18,492	147			
INVESCO MID CAP CORE EQUITY FUND (CLASS A)									
(Funds were first received in this option during March 2011)									
Value at beginning of period	$21.36	$20.47	$15.87	$14.40	$15.58				
Value at end of period	$20.41	$21.36	$20.47	$15.87	$14.40				
Number of accumulation units outstanding at end of period	15	15	4,455	4,295	3,438				

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007
INVESCO SMALL CAP VALUE FUND (CLASS A) (Funds were first received in this option during December 2013)									
Value at beginning of period	$28.81	$26.95	$26.95						
Value at end of period	$26.22	$28.81	$26.95						
Number of accumulation units outstanding at end of period	170	240	428						
LORD ABBETT DEVELOPING GROWTH FUND, INC. (CLASS A) (Funds were first received in this option during February 2012)									
Value at beginning of period	$25.56	$24.80	$15.81	$15.71					
Value at end of period	$23.24	$25.56	$24.80	$15.81					
Number of accumulation units outstanding at end of period	278	0	222	384					
LORD ABBETT FUNDAMENTAL EQUITY FUND (CLASS A) (Funds were first received in this option during May 2011)									
Value at beginning of period	$19.05	$17.85	$13.09	$11.85	$13.19				
Value at end of period	$18.41	$19.05	$17.85	$13.09	$11.85				
Number of accumulation units outstanding at end of period	3,797	2,463	1,767	2,385	1,874				
LORD ABBETT MID CAP STOCK FUND, INC. (CLASS A) (Funds were first received in this option during April 2015)									
Value at beginning of period	$22.97								
Value at end of period	$21.43								
Number of accumulation units outstanding at end of period	254								
MAINSTAY LARGE CAP GROWTH FUND (CLASS R3) (Funds were first received in this option during February 2012)									
Value at beginning of period	$20.77	$18.90	$13.90	$13.65					
Value at end of period	$21.93	$20.77	$18.90	$13.90					
Number of accumulation units outstanding at end of period	75	75	33,684	30,538					
MASSACHUSETTS INVESTORS GROWTH STOCK FUND (CLASS A) (Funds were first received in this option during January 2013)									
Value at beginning of period	$22.42	$20.16	$16.41						
Value at end of period	$22.36	$22.42	$20.16						
Number of accumulation units outstanding at end of period	287	490	34						
NEUBERGER BERMAN GENESIS FUND® (TRUST CLASS) (Funds were first received in this option during March 2012)									
Value at beginning of period	$18.14	$18.26	$13.39	$13.01					
Value at end of period	$18.10	$18.14	$18.26	$13.39					
Number of accumulation units outstanding at end of period	5,978	4,411	2,909	899					
NEW PERSPECTIVE FUND® (CLASS R-3) (Funds were first received in this option during January 2007)									
Value at beginning of period	$23.58	$22.93	$18.14	$15.07	$16.36	$14.56	$10.62	$17.15	$14.80
Value at end of period	$24.77	$23.58	$22.93	$18.14	$15.07	$16.36	$14.56	$10.62	$17.15
Number of accumulation units outstanding at end of period	14,599	14,182	32,076	32,701	125,636	117,008	115,666	120,620	142,468
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A) (Funds were first received in this option during February 2007)									
Value at beginning of period	$37.24	$39.20	$36.25	$30.05	$36.77	$29.01	$16.00	$30.84	$23.18
Value at end of period	$31.94	$37.24	$39.20	$36.25	$30.05	$36.77	$29.01	$16.00	$30.84
Number of accumulation units outstanding at end of period	23,757	22,243	22,901	24,085	22,457	22,705	19,822	18,485	16,069
OPPENHEIMER GOLD & SPECIAL MINERALS FUND (CLASS A) (Funds were first received in this option during April 2012)									
Value at beginning of period	$5.20	$6.16	$11.82	$12.08					
Value at end of period	$3.99	$5.20	$6.16	$11.82					
Number of accumulation units outstanding at end of period	5,064	3,260	1,808	330					

CFI 3

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)									
(Funds were first received in this option during February 2007)									
Value at beginning of period	$18.05	$16.74	$14.42	$12.98	$13.25	$11.87	$9.80	$14.17	$13.15
Value at end of period	$17.92	$18.05	$16.74	$14.42	$12.98	$13.25	$11.87	$9.80	$14.17
Number of accumulation units outstanding at end of period	9,371	9,779	10,320	10,225	11,492	13,653	12,171	11,393	9,480
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)									
(Funds were first received in this option during June 2012)									
Value at beginning of period	$15.13	$14.72	$16.25	$15.88					
Value at end of period	$14.69	$15.13	$14.72	$16.25					
Number of accumulation units outstanding at end of period	3,160	1,553	1,419	1,437					
PIONEER HIGH YIELD FUND (CLASS A)									
(Funds were first received in this option during January 2007)									
Value at beginning of period	$18.96	$19.03	$16.98	$14.80	$15.09	$12.86	$7.95	$12.65	$11.94
Value at end of period	$18.00	$18.96	$19.03	$16.98	$14.80	$15.09	$12.86	$7.95	$12.65
Number of accumulation units outstanding at end of period	18,785	26,208	38,905	48,319	120,880	120,622	127,479	103,291	77,568
PIONEER STRATEGIC INCOME FUND (CLASS A)									
(Funds were first received in this option during May 2011)									
Value at beginning of period	$13.10	$12.55	$12.39	$11.16	$11.27				
Value at end of period	$12.89	$13.10	$12.55	$12.39	$11.16				
Number of accumulation units outstanding at end of period	22,849	13,337	11,087	11,132	7,152				
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)									
(Funds were first received in this option during December 2013)									
Value at beginning of period	$26.87	$24.42	$24.42						
Value at end of period	$25.82	$26.87	$24.42						
Number of accumulation units outstanding at end of period	3,960	3,140	2,834						
TEMPLETON FOREIGN FUND (CLASS A)									
(Funds were first received in this option during April 2014)									
Value at beginning of period	$18.05	$20.67							
Value at end of period	$16.73	$18.05							
Number of accumulation units outstanding at end of period	225	351							
THE GROWTH FUND OF AMERICA® (CLASS R-3)									
(Funds were first received in this option during January 2007)									
Value at beginning of period	$22.93	$21.05	$15.78	$13.13	$13.84	$12.36	$9.22	$15.17	$13.73
Value at end of period	$24.09	$22.93	$21.05	$15.78	$13.13	$13.84	$12.36	$9.22	$15.17
Number of accumulation units outstanding at end of period	36,158	37,364	36,655	34,117	105,792	73,191	66,752	42,845	46,711
THE INCOME FUND OF AMERICA® (CLASS R-3)									
(Funds were first received in this option during February 2007)									
Value at beginning of period	$20.77	$19.23	$16.33	$14.63	$13.91	$12.47	$10.05	$14.19	$13.93
Value at end of period	$20.39	$20.77	$19.23	$16.33	$14.63	$13.91	$12.47	$10.05	$14.19
Number of accumulation units outstanding at end of period	17,688	16,299	12,571	11,594	8,934	7,753	6,050	3,975	2,980
VOYA BALANCED PORTFOLIO (CLASS I)									
(Funds were first received in this option during February 2007)									
Value at beginning of period	$17.22	$16.26	$13.96	$12.32	$12.52	$10.99	$9.24	$12.89	$12.36
Value at end of period	$16.86	$17.22	$16.26	$13.96	$12.32	$12.52	$10.99	$9.24	$12.89
Number of accumulation units outstanding at end of period	1,433	1,481	1,559	1,723	1,743	2,618	1,809	1,834	1,399
VOYA GLOBAL BOND PORTFOLIO (CLASS S)									
(Funds were first received in this option during April 2012)									
Value at beginning of period	$13.16	$13.13	$13.72	$13.15					
Value at end of period	$12.56	$13.16	$13.13	$13.72					
Number of accumulation units outstanding at end of period	4,835	3,613	2,500	690					

CFI 4

	2015	2014	2013	2012	2011	2010	2009	2008	2007
VOYA GNMA INCOME FUND (CLASS A)									
(Funds were first received in this option during February 2007)									
Value at beginning of period	$15.70	$14.96	$15.24	$14.81	$13.79	$12.98	$12.37	$11.57	$10.95
Value at end of period	$15.95	$15.70	$14.96	$15.24	$14.81	$13.79	$12.98	$12.37	$11.57
Number of accumulation units outstanding at end of period	4,506	10,262	11,079	10,333	9,811	8,207	6,980	6,065	2,511
VOYA HIGH YIELD PORTFOLIO (CLASS S)									
(Funds were first received in this option during December 2013)									
Value at beginning of period	$18.30	$18.10	$18.10						
Value at end of period	$17.91	$18.30	$18.10						
Number of accumulation units outstanding at end of period	1,321	1,139	1,095						
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)									
(Funds were first received in this option during February 2007)									
Value at beginning of period	$20.13	$17.75	$13.40	$11.76	$11.82	$10.41	$8.48	$13.57	$13.09
Value at end of period	$20.21	$20.13	$17.75	$13.40	$11.76	$11.82	$10.41	$8.48	$13.57
Number of accumulation units outstanding at end of period	3,229	2,936	15,125	14,760	15,873	7,656	5,243	5,298	8,802
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)									
(Funds were first received in this option during February 2007)									
Value at beginning of period	$24.10	$22.09	$16.48	$14.06	$14.28	$11.76	$8.96	$14.41	$14.28
Value at end of period	$23.58	$24.10	$22.09	$16.48	$14.06	$14.28	$11.76	$8.96	$14.41
Number of accumulation units outstanding at end of period	16,959	16,095	20,065	17,886	16,475	15,875	11,289	9,742	7,947
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)									
(Funds were first received in this option during January 2007)									
Value at beginning of period	$22.34	$21.27	$14.97	$13.37	$13.53	$11.05	$8.89	$13.44	$14.28
Value at end of period	$21.54	$22.34	$21.27	$14.97	$13.37	$13.53	$11.05	$8.89	$13.44
Number of accumulation units outstanding at end of period	3,496	4,606	4,699	2,600	19,665	24,380	30,412	23,642	16,870
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)									
(Funds were first received in this option during April 2012)									
Value at beginning of period	$15.87	$15.04	$12.87	$12.27					
Value at end of period	$15.61	$15.87	$15.04	$12.87					
Number of accumulation units outstanding at end of period	21,459	16,842	12,096	471					
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)									
(Funds were first received in this option during April 2012)									
Value at beginning of period	$16.89	$15.96	$13.11	$12.49					
Value at end of period	$16.59	$16.89	$15.96	$13.11					
Number of accumulation units outstanding at end of period	16,494	21,529	17,767	991					
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)									
(Funds were first received in this option during March 2012)									
Value at beginning of period	$17.45	$16.47	$13.30	$12.77					
Value at end of period	$17.10	$17.45	$16.47	$13.30					
Number of accumulation units outstanding at end of period	19,892	13,935	8,905	968					
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)									
(Funds were first received in this option during April 2012)									
Value at beginning of period	$16.86	$15.89	$12.82	$12.21					
Value at end of period	$16.52	$16.86	$15.89	$12.82					
Number of accumulation units outstanding at end of period	17,361	8,391	3,970	315					
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)									
(Funds were first received in this option during April 2013)									
Value at beginning of period	$13.70	$12.95	$12.47						
Value at end of period	$13.53	$13.70	$12.95						
Number of accumulation units outstanding at end of period	1,850	98	98						

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007
VOYA INTERMEDIATE BOND FUND (CLASS A)									
(Funds were first received in this option during February 2007)									
Value at beginning of period	$16.08	$15.10	$15.21	$13.98	$12.97	$11.83	$10.48	$11.65	$11.06
Value at end of period	$16.13	$16.08	$15.10	$15.21	$13.98	$12.97	$11.83	$10.48	$11.65
Number of accumulation units outstanding at end of period	4,805	4,902	20,090	22,005	34,940	32,197	21,115	26,543	18,518
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)									
(Funds were first received in this option during February 2007)									
Value at beginning of period	$15.97	$15.02	$15.09	$13.85	$12.92	$11.80	$10.62	$11.64	$11.06
Value at end of period	$16.01	$15.97	$15.02	$15.09	$13.85	$12.92	$11.80	$10.62	$11.64
Number of accumulation units outstanding at end of period	63,962	55,379	57,397	54,068	61,687	57,385	51,000	37,722	34,663
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during July 2009)									
Value at beginning of period	$9.64	$10.27	$8.48	$7.16	$8.17	$7.60	$6.16		
Value at end of period	$9.53	$9.64	$10.27	$8.48	$7.16	$8.17	$7.60		
Number of accumulation units outstanding at end of period	7,975	5,291	3,873	1,366	5,358	1,713	807		
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)									
(Funds were first received in this option during January 2011)									
Value at beginning of period	$18.17	$16.03	$12.27	$10.41	$10.33				
Value at end of period	$19.28	$18.17	$16.03	$12.27	$10.41				
Number of accumulation units outstanding at end of period	9,340	7,431	3,653	2,766	4,143				
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)									
(Funds were first received in this option during December 2007)									
Value at beginning of period	$14.60	$13.31	$10.21	$8.93	$8.66	$7.28	$6.48	$9.31	$9.48
Value at end of period	$13.90	$14.60	$13.31	$10.21	$8.93	$8.66	$7.28	$6.48	$9.31
Number of accumulation units outstanding at end of period	31,972	36,881	36,240	14,977	123,862	127,609	136,654	118,829	104,429
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)									
(Funds were first received in this option during September 2013)									
Value at beginning of period	$14.56	$13.29	$12.07						
Value at end of period	$13.87	$14.56	$13.29						
Number of accumulation units outstanding at end of period	0	0	4,369						
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2013)									
Value at beginning of period	$13.35	$12.28	$10.20						
Value at end of period	$13.40	$13.35	$12.28						
Number of accumulation units outstanding at end of period	4,057	3,039	2,282						
VOYA MONEY MARKET PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2011)									
Value at beginning of period	$11.22	$11.28	$11.33	$11.39	$11.43				
Value at end of period	$11.17	$11.22	$11.28	$11.33	$11.39				
Number of accumulation units outstanding at end of period	0	0	472	338	127				
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)									
(Funds were first received in this option during January 2007)									
Value at beginning of period	$21.28	$22.67	$17.64	$14.68	$17.82	$14.31	$9.84	$20.42	$18.67
Value at end of period	$22.98	$21.28	$22.67	$17.64	$14.68	$17.82	$14.31	$9.84	$20.42
Number of accumulation units outstanding at end of period	235	83	3,306	3,363	48,153	49,568	56,971	53,893	43,193
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)									
(Funds were first received in this option during December 2007)									
Value at beginning of period	$16.87	$14.68	$11.27	$10.24	$10.74	$9.28	$7.48	$11.47	$11.66
Value at end of period	$16.75	$16.87	$14.68	$11.27	$10.24	$10.74	$9.28	$7.48	$11.47
Number of accumulation units outstanding at end of period	0	0	0	0	85,044	103,508	107,021	118,252	146,254

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007
VOYA REAL ESTATE FUND (CLASS A)									
(Funds were first received in this option during February 2007)									
Value at beginning of period	$29.20	$22.44	$22.05	$19.12	$17.49	$13.73	$10.59	$16.33	$21.40
Value at end of period	$30.08	$29.20	$22.44	$22.05	$19.12	$17.49	$13.73	$10.59	$16.33
Number of accumulation units outstanding at end of period	11,855	12,008	22,051	27,828	25,249	16,593	14,066	12,788	9,523
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)									
(Funds were first received in this option during March 2012)									
Value at beginning of period	$25.04	$22.21	$16.87	$16.86					
Value at end of period	$26.89	$25.04	$22.21	$16.87					
Number of accumulation units outstanding at end of period	13,614	10,762	8,399	1,963					
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during June 2009)									
Value at beginning of period	$16.20	$14.38	$10.92	$9.47	$9.26	$8.27	$6.97		
Value at end of period	$16.49	$16.20	$14.38	$10.92	$9.47	$9.26	$8.27		
Number of accumulation units outstanding at end of period	18,523	15,043	11,067	2,812	13,146	6,617	7,681		
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during July 2009)									
Value at beginning of period	$17.88	$15.90	$11.88	$10.18	$10.40	$8.32	$6.58		
Value at end of period	$17.33	$17.88	$15.90	$11.88	$10.18	$10.40	$8.32		
Number of accumulation units outstanding at end of period	13,798	9,362	6,791	2,456	6,547	2,776	1,917		
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during June 2009)									
Value at beginning of period	$17.90	$17.10	$12.36	$10.68	$11.14	$8.83	$7.33		
Value at end of period	$17.05	$17.90	$17.10	$12.36	$10.68	$11.14	$8.83		
Number of accumulation units outstanding at end of period	8,507	6,454	4,940	1,534	5,917	1,259	1,035		
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)									
(Funds were first received in this option during December 2013)									
Value at beginning of period	$28.97	$27.49	$27.49						
Value at end of period	$28.65	$28.97	$27.49						
Number of accumulation units outstanding at end of period	225	53	708						
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)									
(Funds were first received in this option during April 2010)									
Value at beginning of period	$15.96	$15.14	$13.04	$11.51	$11.89	$11.07			
Value at end of period	$15.92	$15.96	$15.14	$13.04	$11.51	$11.89			
Number of accumulation units outstanding at end of period	55,775	79,119	99,743	103,960	451,231	406,245			
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)									
(Funds were first received in this option during April 2010)									
Value at beginning of period	$16.79	$15.91	$13.24	$11.52	$12.10	$11.23			
Value at end of period	$16.68	$16.79	$15.91	$13.24	$11.52	$12.10			
Number of accumulation units outstanding at end of period	25,422	23,251	50,982	48,011	256,766	228,410			
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)									
(Funds were first received in this option during April 2010)									
Value at beginning of period	$17.40	$16.44	$13.34	$11.56	$12.22	$11.28			
Value at end of period	$17.22	$17.40	$16.44	$13.34	$11.56	$12.22			
Number of accumulation units outstanding at end of period	15,455	13,467	68,615	62,044	346,169	282,592			
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)									
(Funds were first received in this option during June 2010)									
Value at beginning of period	$16.60	$15.64	$12.68	$11.00	$11.61	$9.75			
Value at end of period	$16.43	$16.60	$15.64	$12.68	$11.00	$11.61			
Number of accumulation units outstanding at end of period	6,717	5,607	2,529	1,073	4,386	484			

CFI 7

	2015	2014	2013	2012	2011	2010	2009	2008	2007
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)									
(Funds were first received in this option during April 2010)									
Value at beginning of period	$13.73	$13.00	$12.17	$11.10	$11.07	$10.42			
Value at end of period	$13.71	$13.73	$13.00	$12.17	$11.10	$11.07			
Number of accumulation units outstanding at end of period	33,495	1,613	6,786	5,204	22,379	18,485			
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)									
(Funds were first received in this option during February 2007)									
Value at beginning of period	$17.02	$15.98	$14.28	$12.73	$12.53	$11.30	$9.60	$12.58	$11.99
Value at end of period	$16.96	$17.02	$15.98	$14.28	$12.73	$12.53	$11.30	$9.60	$12.58
Number of accumulation units outstanding at end of period	28,339	26,499	24,403	21,317	17,100	11,970	8,559	4,856	2,267
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)									
(Funds were first received in this option during February 2007)									
Value at beginning of period	$17.98	$16.90	$13.83	$12.04	$12.42	$11.00	$8.80	$13.78	$13.30
Value at end of period	$17.74	$17.98	$16.90	$13.83	$12.04	$12.42	$11.00	$8.80	$13.78
Number of accumulation units outstanding at end of period	33,999	31,856	119,780	105,979	94,163	18,031	12,613	6,758	13,813
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)									
(Funds were first received in this option during February 2007)									
Value at beginning of period	$17.42	$16.36	$14.05	$12.39	$12.48	$11.15	$9.17	$13.21	$12.66
Value at end of period	$17.30	$17.42	$16.36	$14.05	$12.39	$12.48	$11.15	$9.17	$13.21
Number of accumulation units outstanding at end of period	37,552	31,313	24,801	22,073	16,633	12,441	11,371	7,766	4,543
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during April 2012)									
Value at beginning of period	$13.03	$12.36	$12.71	$12.30					
Value at end of period	$13.03	$13.03	$12.36	$12.71					
Number of accumulation units outstanding at end of period	9,504	7,938	6,108	740					
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)									
(Funds were first received in this option during October 2010)									
Value at beginning of period	$28.83	$25.64	$19.52	$16.77	$17.32	$15.85			
Value at end of period	$28.33	$28.83	$25.64	$19.52	$16.77	$17.32			
Number of accumulation units outstanding at end of period	0	0	2,950	4,062	2,230	2,032			
VY® BARON GROWTH PORTFOLIO (CLASS S)									
(Funds were first received in this option during February 2007)									
Value at beginning of period	$28.66	$27.47	$19.79	$16.53	$16.17	$12.79	$9.46	$16.10	$15.65
Value at end of period	$27.22	$28.66	$27.47	$19.79	$16.53	$16.17	$12.79	$9.46	$16.10
Number of accumulation units outstanding at end of period	14,003	12,018	25,549	24,064	23,473	10,884	7,885	8,254	6,564
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)									
(Funds were first received in this option during December 2007)									
Value at beginning of period	$18.17	$14.00	$13.73	$11.90	$10.88	$8.51	$6.27	$10.20	$10.52
Value at end of period	$18.68	$18.17	$14.00	$13.73	$11.90	$10.88	$8.51	$6.27	$10.20
Number of accumulation units outstanding at end of period	5,488	2,974	5,909	5,172	83,652	89,435	96,335	81,726	63,687
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$18.83	$16.70	$12.39	$11.04	$11.58	$10.33	$7.85	$11.92	
Value at end of period	$19.39	$18.83	$16.70	$12.39	$11.04	$11.58	$10.33	$7.85	
Number of accumulation units outstanding at end of period	97	46	3,171	6,183	4,493	14,743	0	11,471	
VY® FMR[SM] DIVERSIFIED MID CAP PORTFOLIO (CLASS S)									
(Funds were first received in this option during January 2007)									
Value at beginning of period	$24.30	$22.93	$16.86	$14.72	$16.54	$12.89	$9.27	$15.24	$13.26
Value at end of period	$23.88	$24.30	$22.93	$16.86	$14.72	$16.54	$12.89	$9.27	$15.24
Number of accumulation units outstanding at end of period	1,883	1,406	4,620	4,142	61,693	61,511	50,131	42,889	44,375

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)									
(Funds were first received in this option during March 2011)									
Value at beginning of period	$21.38	$19.59	$14.51	$12.23	$12.53				
Value at end of period	$20.10	$21.38	$19.59	$14.51	$12.23				
Number of accumulation units outstanding at end of period	28	28	16,383	16,476	15,265				
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)									
(Funds were first received in this option during July 2014)									
Value at beginning of period	$10.65	$10.45							
Value at end of period	$10.41	$10.65							
Number of accumulation units outstanding at end of period	1,503	1,790							
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)									
(Funds were first received in this option during December 2007)									
Value at beginning of period	$14.76	$14.64	$15.55	$13.07	$16.01	$13.32	$7.77	$15.96	$16.02
Value at end of period	$12.42	$14.76	$14.64	$15.55	$13.07	$16.01	$13.32	$7.77	$15.96
Number of accumulation units outstanding at end of period	0	0	0	0	48,260	49,310	51,499	37,988	25,423
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)									
(Funds were first received in this option during February 2007)									
Value at beginning of period	$29.15	$25.35	$19.27	$16.06	$15.77	$12.82	$10.21	$15.24	$15.32
Value at end of period	$28.26	$29.15	$25.35	$19.27	$16.06	$15.77	$12.82	$10.21	$15.24
Number of accumulation units outstanding at end of period	10,899	9,489	15,351	17,188	13,554	9,641	7,816	7,551	7,062
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)									
(Funds were first received in this option during February 2007)									
Value at beginning of period	$20.36	$19.95	$15.73	$12.96	$14.14	$12.21	$8.77	$14.73	$13.94
Value at end of period	$21.15	$20.36	$19.95	$15.73	$12.96	$14.14	$12.21	$8.77	$14.73
Number of accumulation units outstanding at end of period	15,207	11,896	11,769	13,781	13,713	14,035	12,820	13,128	9,520
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)									
(Funds were first received in this option during January 2007)									
Value at beginning of period	$23.24	$20.74	$16.99	$14.85	$14.45	$12.69	$9.53	$13.16	$12.69
Value at end of period	$24.43	$23.24	$20.74	$16.99	$14.85	$14.45	$12.69	$9.53	$13.16
Number of accumulation units outstanding at end of period	111,273	102,032	92,807	103,022	177,880	162,021	165,559	144,861	108,710
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)									
(Funds were first received in this option during February 2007)									
Value at beginning of period	$24.79	$22.20	$16.48	$14.22	$14.80	$11.55	$7.91	$13.94	$12.83
Value at end of period	$25.21	$24.79	$22.20	$16.48	$14.22	$14.80	$11.55	$7.91	$13.94
Number of accumulation units outstanding at end of period	1,449	1,803	2,328	3,697	6,642	4,320	3,339	2,299	1,435
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)									
(Funds were first received in this option during January 2008)									
Value at beginning of period	$21.30	$19.84	$15.31	$13.08	$13.21	$11.50	$9.21	$13.38	
Value at end of period	$19.81	$21.30	$19.84	$15.31	$13.08	$13.21	$11.50	$9.21	
Number of accumulation units outstanding at end of period	2,496	0	8,517	5,674	5,193	4,621	0	4,384	
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)									
(Funds were first received in this option during February 2007)									
Value at beginning of period	$23.88	$22.03	$15.86	$13.37	$13.55	$11.62	$8.15	$14.14	$13.04
Value at end of period	$26.40	$23.88	$22.03	$15.86	$13.37	$13.55	$11.62	$8.15	$14.14
Number of accumulation units outstanding at end of period	8,409	9,068	13,915	16,243	11,904	11,336	5,731	9,730	7,328
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)									
(Funds were first received in this option during April 2008)									
Value at beginning of period	$12.84	$13.79	$11.50	$9.69	$11.04	$10.17	$7.71	$12.44	
Value at end of period	$12.39	$12.84	$13.79	$11.50	$9.69	$11.04	$10.17	$7.71	
Number of accumulation units outstanding at end of period	6,846	4,689	4,347	4,049	4,379	3,436	2,365	2,445	

Condensed Financial Information (continued)

WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-3)
(Funds were first received in this option during February 2007)

	2015	2014	2013	2012	2011	2010	2009	2008	2007
Value at beginning of period	$21.12	$19.06	$14.50	$12.94	$12.13	$10.73	$9.05	$13.57	$13.26
Value at end of period	$21.02	$21.12	$19.06	$14.50	$12.94	$12.13	$10.73	$9.05	$13.57
Number of accumulation units outstanding at end of period	18,467	19,696	18,688	23,349	22,517	22,019	21,464	21,121	19,584

TABLE 2
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.05%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)				
(Funds were first received in this option during August 2012)				
Value at beginning of period	$15.92	$15.11	$13.02	$12.61
Value at end of period	$15.87	$15.92	$15.11	$13.02
Number of accumulation units outstanding at end of period	1,710	1,388	1,020	613
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)				
(Funds were first received in this option during August 2012)				
Value at beginning of period	$18.09	$13.95	$13.69	$13.72
Value at end of period	$18.59	$18.09	$13.95	$13.69
Number of accumulation units outstanding at end of period	1,587	1,554	536	1,871
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)				
(Funds were first received in this option during July 2013)				
Value at beginning of period	$21.19	$19.75	$18.34	
Value at end of period	$19.69	$21.19	$19.75	
Number of accumulation units outstanding at end of period	2,046	2,045	2,046	

TABLE 3
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.10%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008
ALGER CAPITAL APPRECIATION FUND (CLASS A)								
(Funds were first received in this option during December 2014)								
Value at beginning of period	$21.20	$21.04						
Value at end of period	$22.48	$21.20						
Number of accumulation units outstanding at end of period	108	27,249						
AMERICAN BALANCED FUND® (CLASS R-3)								
(Funds were first received in this option during March 2008)								
Value at beginning of period	$20.02	$18.47	$15.24	$13.40	$12.96	$11.52	$9.55	$12.13
Value at end of period	$20.27	$20.02	$18.47	$15.24	$13.40	$12.96	$11.52	$9.55
Number of accumulation units outstanding at end of period	0	0	0	0	0	152	9,217	13,348
BLACKROCK EQUITY DIVIDEND FUND (INVESTOR A SHARES)								
(Funds were first received in this option during December 2014)								
Value at beginning of period	$18.86	$18.68						
Value at end of period	$18.75	$18.86						
Number of accumulation units outstanding at end of period	0	5,839						

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS R4)								
(Funds were first received in this option during December 2014)								
Value at beginning of period	$14.46	$14.35						
Value at end of period	$14.15	$14.46						
Number of accumulation units outstanding at end of period	31	1,561						
EUROPACIFIC GROWTH FUND® (CLASS R-3)								
(Funds were first received in this option during December 2009)								
Value at beginning of period	$21.35	$22.01	$18.39	$15.49	$18.00	$16.51	$16.60	
Value at end of period	$21.09	$21.35	$22.01	$18.39	$15.49	$18.00	$16.51	
Number of accumulation units outstanding at end of period	4	235	0	1,585	1,466	1,118	140	
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)								
(Funds were first received in this option during March 2008)								
Value at beginning of period	$25.52	$22.91	$17.54	$15.14	$15.61	$13.38	$9.91	$15.29
Value at end of period	$25.56	$25.52	$22.91	$17.54	$15.14	$15.61	$13.38	$9.91
Number of accumulation units outstanding at end of period	0	0	0	0	0	2,963	2,964	8,010
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)								
(Funds were first received in this option during December 2014)								
Value at beginning of period	$25.31	$25.44						
Value at end of period	$24.32	$25.31						
Number of accumulation units outstanding at end of period	0	2,826						
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)								
(Funds were first received in this option during March 2008)								
Value at beginning of period	$23.46	$21.88	$15.83	$14.34	$15.12	$11.81	$8.27	$12.28
Value at end of period	$22.92	$23.46	$21.88	$15.83	$14.34	$15.12	$11.81	$8.27
Number of accumulation units outstanding at end of period	0	0	0	0	0	691	691	691
FUNDAMENTAL INVESTORS℠ (CLASS R-3)								
(Funds were first received in this option during February 2010)								
Value at beginning of period	$14.96	$13.80	$10.54	$9.03	$9.25	$8.01		
Value at end of period	$15.40	$14.96	$13.80	$10.54	$9.03	$9.25		
Number of accumulation units outstanding at end of period	0	19,545	0	1,797	1,592	947		
INVESCO SMALL CAP VALUE FUND (CLASS A)								
(Funds were first received in this option during February 2010)								
Value at beginning of period	$28.65	$26.82	$18.65	$15.27	$16.68	$13.47		
Value at end of period	$26.05	$28.65	$26.82	$18.65	$15.27	$16.68		
Number of accumulation units outstanding at end of period	0	1,258	0	348	310	185		
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)								
(Funds were first received in this option during December 2009)								
Value at beginning of period	$36.83	$38.81	$35.93	$29.82	$36.51	$28.84	$28.70	
Value at end of period	$31.56	$36.83	$38.81	$35.93	$29.82	$36.51	$28.84	
Number of accumulation units outstanding at end of period	32	670	0	1,287	984	610	77	
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)								
(Funds were first received in this option during December 2009)								
Value at beginning of period	$26.58	$24.18	$18.49	$15.55	$16.44	$14.20	$14.38	
Value at end of period	$25.52	$26.58	$24.18	$18.49	$15.55	$16.44	$14.20	
Number of accumulation units outstanding at end of period	0	0	0	2,252	1,706	1,062	153	
TEMPLETON FOREIGN FUND (CLASS A)								
(Funds were first received in this option during December 2014)								
Value at beginning of period	$17.85	$18.45						
Value at end of period	$16.54	$17.85						
Number of accumulation units outstanding at end of period	45	10,828						

CFI 11

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008
THE GROWTH FUND OF AMERICA® (CLASS R-3)								
(Funds were first received in this option during December 2009)								
Value at beginning of period	$22.68	$20.84	$15.64	$13.02	$13.74	$12.29	$12.40	
Value at end of period	$23.80	$22.68	$20.84	$15.64	$13.02	$13.74	$12.29	
Number of accumulation units outstanding at end of period	0	0	0	3,884	3,150	2,089	272	
THE INCOME FUND OF AMERICA® (CLASS R-3)								
(Funds were first received in this option during December 2014)								
Value at beginning of period	$20.55	$20.70						
Value at end of period	$20.14	$20.55						
Number of accumulation units outstanding at end of period	0	140						
VOYA HIGH YIELD PORTFOLIO (CLASS S)								
(Funds were first received in this option during December 2009)								
Value at beginning of period	$18.14	$17.97	$17.04	$14.98	$14.37	$12.60	$12.54	
Value at end of period	$17.74	$18.14	$17.97	$17.04	$14.98	$14.37	$12.60	
Number of accumulation units outstanding at end of period	0	25	0	764	720	586	93	
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)								
(Funds were first received in this option during March 2008)								
Value at beginning of period	$19.91	$17.57	$13.29	$11.67	$11.73	$10.35	$8.44	$11.93
Value at end of period	$19.97	$19.91	$17.57	$13.29	$11.67	$11.73	$10.35	$8.44
Number of accumulation units outstanding at end of period	0	8,842	0	0	0	513	513	513
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$16.80	$15.90	$13.08	$11.38	$11.79	$11.10		
Value at end of period	$16.49	$16.80	$15.90	$13.08	$11.38	$11.79		
Number of accumulation units outstanding at end of period	0	0	0	2,644	1,939	1,219		
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$17.36	$16.40	$13.26	$11.47	$12.00	$11.24		
Value at end of period	$17.00	$17.36	$16.40	$13.26	$11.47	$12.00		
Number of accumulation units outstanding at end of period	0	0	0	6,483	4,986	3,151		
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)								
(Funds were first received in this option during August 2015)								
Value at beginning of period	$15.87							
Value at end of period	$15.82							
Number of accumulation units outstanding at end of period	62							
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)								
(Funds were first received in this option during December 2014)								
Value at beginning of period	$14.48	$14.42						
Value at end of period	$13.77	$14.48						
Number of accumulation units outstanding at end of period	115	1,434						
VOYA REAL ESTATE FUND (CLASS A)								
(Funds were first received in this option during March 2008)								
Value at beginning of period	$28.89	$22.21	$21.85	$18.97	$17.37	$13.65	$10.54	$16.58
Value at end of period	$29.72	$28.89	$22.21	$21.85	$18.97	$17.37	$13.65	$10.54
Number of accumulation units outstanding at end of period	0	0	0	0	0	250	250	250
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)								
(Funds were first received in this option during December 2009)								
Value at beginning of period	$16.09	$14.30	$10.87	$9.44	$9.23	$8.26	$8.34	
Value at end of period	$16.37	$16.09	$14.30	$10.87	$9.44	$9.23	$8.26	
Number of accumulation units outstanding at end of period	0	0	0	1,223	1,223	1,224	279	

	2015	2014	2013	2012	2011	2010	2009	2008
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)								
(Funds were first received in this option during December 2009)								
Value at beginning of period	$17.78	$17.01	$12.30	$10.64	$11.11	$8.82	$8.94	
Value at end of period	$16.92	$17.78	$17.01	$12.30	$10.64	$11.11	$8.82	
Number of accumulation units outstanding at end of period	0	0	0	1,104	1,104	1,104	261	
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)								
(Funds were first received in this option during February 2010)								
Value at beginning of period	$28.81	$27.36	$19.73	$17.18	$17.09	$13.23		
Value at end of period	$28.46	$28.81	$27.36	$19.73	$17.18	$17.09		
Number of accumulation units outstanding at end of period	0	0	0	674	603	370		
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$15.88	$15.08	$13.00	$11.49	$11.88	$11.07		
Value at end of period	$15.83	$15.88	$15.08	$13.00	$11.49	$11.88		
Number of accumulation units outstanding at end of period	0	0	0	0	196	858		
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$17.32	$16.37	$13.30	$11.54	$12.21	$11.28		
Value at end of period	$17.11	$17.32	$16.37	$13.30	$11.54	$12.21		
Number of accumulation units outstanding at end of period	0	0	0	0	0	363		
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)								
(Funds were first received in this option during December 2014)								
Value at beginning of period	$17.78	$17.85						
Value at end of period	$17.53	$17.78						
Number of accumulation units outstanding at end of period	0	173						
VY® BARON GROWTH PORTFOLIO (CLASS S)								
(Funds were first received in this option during December 2014)								
Value at beginning of period	$28.35	$27.67						
Value at end of period	$26.90	$28.35						
Number of accumulation units outstanding at end of period	39	886						
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)								
(Funds were first received in this option during August 2011)								
Value at beginning of period	$18.01	$13.89	$13.64	$11.83	$11.32			
Value at end of period	$18.50	$18.01	$13.89	$13.64	$11.83			
Number of accumulation units outstanding at end of period	0	0	0	0	624			
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)								
(Funds were first received in this option during February 2010)								
Value at beginning of period	$24.06	$22.73	$16.74	$14.62	$16.44	$12.81		
Value at end of period	$23.63	$24.06	$22.73	$16.74	$14.62	$16.44		
Number of accumulation units outstanding at end of period	44	7,998	0	709	627	376		
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)								
(Funds were first received in this option during December 2014)								
Value at beginning of period	$28.83	$28.16						
Value at end of period	$27.93	$28.83						
Number of accumulation units outstanding at end of period	0	9,529						
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)								
(Funds were first received in this option during March 2008)								
Value at beginning of period	$20.16	$19.77	$15.61	$12.87	$14.06	$12.15	$8.74	$13.17
Value at end of period	$20.92	$20.16	$19.77	$15.61	$12.87	$14.06	$12.15	$8.74
Number of accumulation units outstanding at end of period	0	0	0	0	0	455	455	3,423

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)								
(Funds were first received in this option during December 2014)								
Value at beginning of period	$23.01	$22.95						
Value at end of period	$24.17	$23.01						
Number of accumulation units outstanding at end of period	0	7,171						
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)								
(Funds were first received in this option during December 2014)								
Value at beginning of period	$21.07	$20.84						
Value at end of period	$19.58	$21.07						
Number of accumulation units outstanding at end of period	0	12,679						
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)								
(Funds were first received in this option during December 2014)								
Value at beginning of period	$23.62	$23.64						
Value at end of period	$26.08	$23.62						
Number of accumulation units outstanding at end of period	0	10,410						

TABLE 4

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.15%

(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008
ALGER CAPITAL APPRECIATION FUND (CLASS A)								
(Funds were first received in this option during May 2012)								
Value at beginning of period	$21.15	$18.75	$13.93	$13.38				
Value at end of period	$22.42	$21.15	$18.75	$13.93				
Number of accumulation units outstanding at end of period	0	0	23,372	22,053				
AMERICAN BALANCED FUND® (CLASS R-3)								
(Funds were first received in this option during February 2008)								
Value at beginning of period	$19.91	$18.38	$15.17	$13.34	$12.91	$11.48	$9.52	$12.23
Value at end of period	$20.15	$19.91	$18.38	$15.17	$13.34	$12.91	$11.48	$9.52
Number of accumulation units outstanding at end of period	0	0	0	0	0	9,383	6,091	2,412
BLACKROCK EQUITY DIVIDEND FUND (INVESTOR A SHARES)								
(Funds were first received in this option during August 2011)								
Value at beginning of period	$18.82	$17.30	$13.95	$12.49	$11.93			
Value at end of period	$18.70	$18.82	$17.30	$13.95	$12.49			
Number of accumulation units outstanding at end of period	0	0	1,766	259	2,181			
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS R4)								
(Funds were first received in this option during November 2010)								
Value at beginning of period	$14.41	$12.91	$9.86	$8.60	$9.12	$8.44		
Value at end of period	$14.10	$14.41	$12.91	$9.86	$8.60	$9.12		
Number of accumulation units outstanding at end of period	0	0	3,648	3,485	3,285	5,954		
EUROPACIFIC GROWTH FUND® (CLASS R-3)								
(Funds were first received in this option during February 2008)								
Value at beginning of period	$21.23	$21.90	$18.31	$15.43	$17.93	$16.47	$11.89	$18.61
Value at end of period	$20.96	$21.23	$21.90	$18.31	$15.43	$17.93	$16.47	$11.89
Number of accumulation units outstanding at end of period	0	0	237	237	3,645	28,770	21,753	20,170

	2015	2014	2013	2012	2011	2010	2009	2008
FIDELITY® ADVISOR NEW INSIGHTS FUND (INSTITUTIONAL CLASS)								
(Funds were first received in this option during June 2011)								
Value at beginning of period	$20.12	$18.47	$13.99	$12.12	$12.23			
Value at end of period	$20.54	$20.12	$18.47	$13.99	$12.12			
Number of accumulation units outstanding at end of period	0	0	1,190	1,016	806			
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)								
(Funds were first received in this option during February 2008)								
Value at beginning of period	$25.38	$22.80	$17.46	$15.08	$15.56	$13.34	$9.89	$15.42
Value at end of period	$25.41	$25.38	$22.80	$17.46	$15.08	$15.56	$13.34	$9.89
Number of accumulation units outstanding at end of period	13,842	15,298	10,648	0	0	33,481	30,208	23,760
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)								
(Funds were first received in this option during June 2011)								
Value at beginning of period	$25.17	$24.06	$19.27	$17.07	$18.35			
Value at end of period	$24.17	$25.17	$24.06	$19.27	$17.07			
Number of accumulation units outstanding at end of period	0	0	154	100	35			
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)								
(Funds were first received in this option during February 2008)								
Value at beginning of period	$25.46	$25.40	$18.71	$15.86	$16.54	$12.94	$10.06	$14.22
Value at end of period	$23.50	$25.46	$25.40	$18.71	$15.86	$16.54	$12.94	$10.06
Number of accumulation units outstanding at end of period	868	785	693	0	0	16,233	15,208	14,093
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)								
(Funds were first received in this option during February 2008)								
Value at beginning of period	$23.33	$21.77	$15.76	$14.28	$15.07	$11.77	$8.25	$12.54
Value at end of period	$22.79	$23.33	$21.77	$15.76	$14.28	$15.07	$11.77	$8.25
Number of accumulation units outstanding at end of period	0	0	0	0	0	15,011	13,808	15,083
FUNDAMENTAL INVESTORS℠ (CLASS R-3)								
(Funds were first received in this option during November 2010)								
Value at beginning of period	$14.91	$13.76	$10.51	$9.02	$9.23	$8.62		
Value at end of period	$15.34	$14.91	$13.76	$10.51	$9.02	$9.23		
Number of accumulation units outstanding at end of period	0	0	15,788	855	7,534	8,673		
INVESCO MID CAP CORE EQUITY FUND (CLASS A)								
(Funds were first received in this option during February 2008)								
Value at beginning of period	$21.02	$20.17	$15.66	$14.23	$15.22	$13.57	$10.46	$13.75
Value at end of period	$20.04	$21.02	$20.17	$15.66	$14.23	$15.22	$13.57	$10.46
Number of accumulation units outstanding at end of period	0	0	0	0	0	2,905	2,430	2,262
LORD ABBETT MID CAP STOCK FUND, INC. (CLASS A)								
(Funds were first received in this option during February 2013)								
Value at beginning of period	$21.90	$19.69	$16.38					
Value at end of period	$21.05	$21.90	$19.69					
Number of accumulation units outstanding at end of period	472	319	172					
NEW PERSPECTIVE FUND® (CLASS R-3)								
(Funds were first received in this option during February 2008)								
Value at beginning of period	$23.20	$22.59	$17.90	$14.89	$16.19	$14.44	$10.55	$15.92
Value at end of period	$24.33	$23.20	$22.59	$17.90	$14.89	$16.19	$14.44	$10.55
Number of accumulation units outstanding at end of period	0	0	0	0	0	15,459	14,448	12,195
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)								
(Funds were first received in this option during November 2010)								
Value at beginning of period	$36.63	$38.62	$35.77	$29.70	$36.39	$33.74		
Value at end of period	$31.37	$36.63	$38.62	$35.77	$29.70	$36.39		
Number of accumulation units outstanding at end of period	0	0	761	667	2,642	3,076		

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)								
(Funds were first received in this option during February 2013)								
Value at beginning of period	$17.75	$16.50	$14.78					
Value at end of period	$17.60	$17.75	$16.50					
Number of accumulation units outstanding at end of period	2,469	5,250	4,658					
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)								
(Funds were first received in this option during November 2014)								
Value at beginning of period	$14.94	$15.20						
Value at end of period	$14.47	$14.94						
Number of accumulation units outstanding at end of period	336	278						
PIONEER HIGH YIELD FUND (CLASS A)								
(Funds were first received in this option during February 2008)								
Value at beginning of period	$18.65	$18.75	$16.75	$14.62	$14.93	$12.74	$7.89	$12.12
Value at end of period	$17.68	$18.65	$18.75	$16.75	$14.62	$14.93	$12.74	$7.89
Number of accumulation units outstanding at end of period	0	0	0	0	25	11,009	10,192	8,740
PIONEER STRATEGIC INCOME FUND (CLASS A)								
(Funds were first received in this option during June 2011)								
Value at beginning of period	$13.01	$12.48	$12.34	$11.13	$11.21			
Value at end of period	$12.77	$13.01	$12.48	$12.34	$11.13			
Number of accumulation units outstanding at end of period	0	0	8,996	10,117	9,244			
TEMPLETON FOREIGN FUND (CLASS A)								
(Funds were first received in this option during November 2010)								
Value at beginning of period	$17.75	$19.97	$15.76	$13.34	$15.34	$14.08		
Value at end of period	$16.44	$17.75	$19.97	$15.76	$13.34	$15.34		
Number of accumulation units outstanding at end of period	0	0	10,284	233	85	37		
THE GROWTH FUND OF AMERICA® (CLASS R-3)								
(Funds were first received in this option during February 2008)								
Value at beginning of period	$22.56	$20.74	$15.57	$12.97	$13.70	$12.25	$9.15	$14.07
Value at end of period	$23.66	$22.56	$20.74	$15.57	$12.97	$13.70	$12.25	$9.15
Number of accumulation units outstanding at end of period	0	0	0	0	0	29,243	27,168	23,735
THE INCOME FUND OF AMERICA® (CLASS R-3)								
(Funds were first received in this option during November 2010)								
Value at beginning of period	$20.43	$18.95	$16.11	$14.46	$13.77	$13.22		
Value at end of period	$20.03	$20.43	$18.95	$16.11	$14.46	$13.77		
Number of accumulation units outstanding at end of period	0	0	4,791	4,499	4,159	4,235		
VOYA GLOBAL BOND PORTFOLIO (CLASS S)								
(Funds were first received in this option during November 2014)								
Value at beginning of period	$13.00	$13.31						
Value at end of period	$12.40	$13.00						
Number of accumulation units outstanding at end of period	5,253	4,980						
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)								
(Funds were first received in this option during March 2015)								
Value at beginning of period	$10.04							
Value at end of period	$9.44							
Number of accumulation units outstanding at end of period	136							
VOYA HIGH YIELD PORTFOLIO (CLASS S)								
(Funds were first received in this option during November 2010)								
Value at beginning of period	$18.06	$17.90	$16.99	$14.93	$14.34	$14.10		
Value at end of period	$17.65	$18.06	$17.90	$16.99	$14.93	$14.34		
Number of accumulation units outstanding at end of period	0	0	25	25	0	2,372		

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)								
(Funds were first received in this option during February 2008)								
Value at beginning of period	$19.80	$17.48	$13.23	$11.62	$11.69	$10.32	$8.42	$12.01
Value at end of period	$19.86	$19.80	$17.48	$13.23	$11.62	$11.69	$10.32	$8.42
Number of accumulation units outstanding at end of period	2,659	4,657	12,836	8,058	15,542	19,493	3,421	1,932
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)								
(Funds were first received in this option during February 2013)								
Value at beginning of period	$23.71	$21.76	$17.46					
Value at end of period	$23.16	$23.71	$21.76					
Number of accumulation units outstanding at end of period	1,360	1,227	1,079					
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)								
(Funds were first received in this option during February 2013)								
Value at beginning of period	$21.98	$20.96	$15.83					
Value at end of period	$21.16	$21.98	$20.96					
Number of accumulation units outstanding at end of period	1,892	1,664	1,435					
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)								
(Funds were first received in this option during November 2014)								
Value at beginning of period	$15.71	$15.66						
Value at end of period	$15.72	$15.71						
Number of accumulation units outstanding at end of period	11,373	1,151						
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)								
(Funds were first received in this option during January 2011)								
Value at beginning of period	$14.41	$13.16	$10.11	$8.85	$8.76			
Value at end of period	$13.70	$14.41	$13.16	$10.11	$8.85			
Number of accumulation units outstanding at end of period	0	0	1,103	725	290			
VOYA MONEY MARKET PORTFOLIO (CLASS I)								
(Funds were first received in this option during September 2008)								
Value at beginning of period	$11.04	$11.11	$11.18	$11.25	$11.32	$11.37	$11.41	$11.36
Value at end of period	$10.97	$11.04	$11.11	$11.18	$11.25	$11.32	$11.37	$11.41
Number of accumulation units outstanding at end of period	0	0	0	0	0	6,129	4,118	2,317
VOYA REAL ESTATE FUND (CLASS A)								
(Funds were first received in this option during February 2008)								
Value at beginning of period	$28.73	$22.10	$21.75	$18.89	$17.31	$13.60	$10.51	$15.40
Value at end of period	$29.55	$28.73	$22.10	$21.75	$18.89	$17.31	$13.60	$10.51
Number of accumulation units outstanding at end of period	0	0	0	0	0	8,436	7,255	6,040
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$15.84	$15.05	$12.99	$11.48	$11.88	$11.07		
Value at end of period	$15.78	$15.84	$15.05	$12.99	$11.48	$11.88		
Number of accumulation units outstanding at end of period	0	0	0	0	0	6,456		
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$16.66	$15.82	$13.18	$11.48	$12.08	$11.22		
Value at end of period	$16.54	$16.66	$15.82	$13.18	$11.48	$12.08		
Number of accumulation units outstanding at end of period	88	88	88	0	0	2,456		
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$17.28	$16.34	$13.28	$11.53	$12.20	$11.27		
Value at end of period	$17.06	$17.28	$16.34	$13.28	$11.53	$12.20		
Number of accumulation units outstanding at end of period	19	19	19	0	0	14,135		

	2015	2014	2013	2012	2011	2010	2009	2008
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$13.63	$12.92	$12.11	$11.07	$11.05	$10.51		
Value at end of period	$13.59	$13.63	$12.92	$12.11	$11.07	$11.05		
Number of accumulation units outstanding at end of period	4,591	0	0	0	0	547		
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)								
(Funds were first received in this option during February 2008)								
Value at beginning of period	$16.74	$15.75	$14.09	$12.58	$12.40	$11.20	$9.53	$12.16
Value at end of period	$16.66	$16.74	$15.75	$14.09	$12.58	$12.40	$11.20	$9.53
Number of accumulation units outstanding at end of period	56	0	0	0	0	2,855	3,861	2,180
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)								
(Funds were first received in this option during February 2008)								
Value at beginning of period	$17.69	$16.65	$13.64	$11.90	$12.29	$10.91	$8.73	$12.64
Value at end of period	$17.43	$17.69	$16.65	$13.64	$11.90	$12.29	$10.91	$8.73
Number of accumulation units outstanding at end of period	0	0	174	174	174	66,203	68,130	56,779
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)								
(Funds were first received in this option during February 2008)								
Value at beginning of period	$17.14	$16.11	$13.86	$12.24	$12.35	$11.05	$9.10	$12.33
Value at end of period	$16.99	$17.14	$16.11	$13.86	$12.24	$12.35	$11.05	$9.10
Number of accumulation units outstanding at end of period	55	0	0	0	0	13,264	12,006	8,708
VY® BARON GROWTH PORTFOLIO (CLASS S)								
(Funds were first received in this option during September 2008)								
Value at beginning of period	$28.20	$27.07	$19.52	$16.34	$16.01	$12.67	$9.39	$13.74
Value at end of period	$26.74	$28.20	$27.07	$19.52	$16.34	$16.01	$12.67	$9.39
Number of accumulation units outstanding at end of period	268	244	970	710	2,747	15,654	11,166	9,999
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)								
(Funds were first received in this option during February 2008)								
Value at beginning of period	$17.93	$13.84	$13.60	$11.80	$10.80	$8.46	$6.24	$9.97
Value at end of period	$18.41	$17.93	$13.84	$13.60	$11.80	$10.80	$8.46	$6.24
Number of accumulation units outstanding at end of period	0	0	686	636	8,311	8,851	605	1,278
VY® FMR(SM) DIVERSIFIED MID CAP PORTFOLIO (CLASS S)								
(Funds were first received in this option during November 2010)								
Value at beginning of period	$23.95	$22.63	$16.67	$14.57	$16.40	$15.87		
Value at end of period	$23.51	$23.95	$22.63	$16.67	$14.57	$16.40		
Number of accumulation units outstanding at end of period	0	0	6,270	5,881	14,036	13,441		
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)								
(Funds were first received in this option during February 2008)								
Value at beginning of period	$21.03	$19.30	$14.32	$12.08	$12.36	$10.75	$8.38	$12.33
Value at end of period	$19.75	$21.03	$19.30	$14.32	$12.08	$12.36	$10.75	$8.38
Number of accumulation units outstanding at end of period	4,565	5,502	5,020	0	0	13,819	12,954	11,434
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)								
(Funds were first received in this option during July 2014)								
Value at beginning of period	$10.64	$10.44						
Value at end of period	$10.38	$10.64						
Number of accumulation units outstanding at end of period	7,725	7,103						
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)								
(Funds were first received in this option during November 2010)								
Value at beginning of period	$28.67	$24.97	$19.01	$15.87	$15.61	$14.70		
Value at end of period	$27.76	$28.67	$24.97	$19.01	$15.87	$15.61		
Number of accumulation units outstanding at end of period	0	0	8,195	0	0	683		

CFI 18

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)								
(Funds were first received in this option during February 2013)								
Value at beginning of period	$20.06	$19.68	$16.33					
Value at end of period	$20.80	$20.06	$19.68					
Number of accumulation units outstanding at end of period	5,638	4,924	4,127					
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)								
(Funds were first received in this option during May 2012)								
Value at beginning of period	$22.90	$20.47	$16.79	$15.80				
Value at end of period	$24.04	$22.90	$20.47	$16.79				
Number of accumulation units outstanding at end of period	0	119	7,007	6,546				
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)								
(Funds were first received in this option during February 2013)								
Value at beginning of period	$21.74	$19.47	$15.44					
Value at end of period	$22.15	$21.74	$19.47					
Number of accumulation units outstanding at end of period	2,465	2,290	2,077					
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)								
(Funds were first received in this option during November 2010)								
Value at beginning of period	$20.96	$19.55	$15.11	$12.92	$13.07	$12.06		
Value at end of period	$19.46	$20.96	$19.55	$15.11	$12.92	$13.07		
Number of accumulation units outstanding at end of period	0	0	11,821	102	8,270	6,869		
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)								
(Funds were first received in this option during November 2010)								
Value at beginning of period	$23.49	$21.70	$15.65	$13.21	$13.41	$12.85		
Value at end of period	$25.93	$23.49	$21.70	$15.65	$13.21	$13.41		
Number of accumulation units outstanding at end of period	1,913	2,850	12,404	0	2,464	3,614		

TABLE 5
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.20%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009
AMERICAN BALANCED FUND® (CLASS R-3)							
(Funds were first received in this option during November 2014)							
Value at beginning of period	$19.80	$19.47					
Value at end of period	$20.03	$19.80					
Number of accumulation units outstanding at end of period	1,471	1,916					
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)							
(Funds were first received in this option during November 2014)							
Value at beginning of period	$25.05	$24.82					
Value at end of period	$23.25	$25.05					
Number of accumulation units outstanding at end of period	680	553					
CAPITAL WORLD GROWTH AND INCOME FUND℠ (CLASS R-3)							
(Funds were first received in this option during February 2010)							
Value at beginning of period	$19.34	$18.69	$15.04	$12.69	$13.80	$12.29	
Value at end of period	$18.82	$19.34	$18.69	$15.04	$12.69	$13.80	
Number of accumulation units outstanding at end of period	21	21	21	21	21	36	

CFI 19

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009
CRM MID CAP VALUE FUND (INVESTOR SHARES)							
(Funds were first received in this option during November 2014)							
Value at beginning of period	$21.75	$20.99					
Value at end of period	$21.11	$21.75					
Number of accumulation units outstanding at end of period	1,255	1,038					
EATON VANCE LARGE-CAP VALUE FUND (CLASS R)							
(Funds were first received in this option during February 2010)							
Value at beginning of period	$20.89	$18.91	$14.69	$12.74	$13.40	$12.14	
Value at end of period	$20.57	$20.89	$18.91	$14.69	$12.74	$13.40	
Number of accumulation units outstanding at end of period	35	35	35	35	35	35	
EUROPACIFIC GROWTH FUND® (CLASS R-3)							
(Funds were first received in this option during February 2009)							
Value at beginning of period	$21.12	$21.79	$18.23	$15.36	$17.87	$16.42	$10.96
Value at end of period	$20.84	$21.12	$21.79	$18.23	$15.36	$17.87	$16.42
Number of accumulation units outstanding at end of period	23,589	41,007	10,836	11,568	93	149	8,573
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)							
(Funds were first received in this option during October 2012)							
Value at beginning of period	$25.24	$22.68	$17.38	$17.11			
Value at end of period	$25.26	$25.24	$22.68	$17.38			
Number of accumulation units outstanding at end of period	16,723	36,031	13,712	12,703			
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)							
(Funds were first received in this option during October 2012)							
Value at beginning of period	$18.90	$17.49	$13.73	$13.59			
Value at end of period	$18.04	$18.90	$17.49	$13.73			
Number of accumulation units outstanding at end of period	89	16,912	14,702	19,250			
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)							
(Funds were first received in this option during October 2012)							
Value at beginning of period	$25.03	$23.94	$19.19	$18.78			
Value at end of period	$24.03	$25.03	$23.94	$19.19			
Number of accumulation units outstanding at end of period	3	6,500	5,816	7,031			
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)							
(Funds were first received in this option during February 2009)							
Value at beginning of period	$25.32	$25.28	$18.63	$15.80	$16.48	$12.91	$10.03
Value at end of period	$23.36	$25.32	$25.28	$18.63	$15.80	$16.48	$12.91
Number of accumulation units outstanding at end of period	71	4,056	2,019	4,383	0	0	1,686
FUNDAMENTAL INVESTORS℠ (CLASS R-3)							
(Funds were first received in this option during October 2012)							
Value at beginning of period	$14.87	$13.72	$10.49	$10.18			
Value at end of period	$15.29	$14.87	$13.72	$10.49			
Number of accumulation units outstanding at end of period	28	22,238	15,678	12,297			
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)							
(Funds were first received in this option during October 2012)							
Value at beginning of period	$17.70	$16.14	$11.76	$11.41			
Value at end of period	$17.50	$17.70	$16.14	$11.76			
Number of accumulation units outstanding at end of period	4	4,961	4,536	8,632			
NEW PERSPECTIVE FUND® (CLASS R-3)							
(Funds were first received in this option during November 2014)							
Value at beginning of period	$23.08	$22.81					
Value at end of period	$24.18	$23.08					
Number of accumulation units outstanding at end of period	10,091	12,208					

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)							
(Funds were first received in this option during October 2012)							
Value at beginning of period	$36.43	$38.43	$35.61	$34.38			
Value at end of period	$31.19	$36.43	$38.43	$35.61			
Number of accumulation units outstanding at end of period	82	4,731	3,757	3,451			
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)							
(Funds were first received in this option during October 2012)							
Value at beginning of period	$14.87	$14.49	$16.04	$16.04			
Value at end of period	$14.40	$14.87	$14.49	$16.04			
Number of accumulation units outstanding at end of period	26	13,197	11,918	12,344			
THE GROWTH FUND OF AMERICA® (CLASS R-3)							
(Funds were first received in this option during February 2010)							
Value at beginning of period	$22.44	$20.64	$15.50	$12.92	$13.65	$12.08	
Value at end of period	$23.52	$22.44	$20.64	$15.50	$12.92	$13.65	
Number of accumulation units outstanding at end of period	17,749	39,987	12,386	11,068	0	16	
THE INCOME FUND OF AMERICA® (CLASS R-3)							
(Funds were first received in this option during February 2010)							
Value at beginning of period	$20.32	$18.85	$16.04	$14.40	$13.72	$12.19	
Value at end of period	$19.91	$20.32	$18.85	$16.04	$14.40	$13.72	
Number of accumulation units outstanding at end of period	15,672	13,460	0	0	0	0	
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)							
(Funds were first received in this option during March 2015)							
Value at beginning of period	$10.04						
Value at end of period	$9.43						
Number of accumulation units outstanding at end of period	359						
VOYA HIGH YIELD PORTFOLIO (CLASS S)							
(Funds were first received in this option during October 2012)							
Value at beginning of period	$17.98	$17.83	$16.93	$16.57			
Value at end of period	$17.57	$17.98	$17.83	$16.93			
Number of accumulation units outstanding at end of period	18,758	27,241	10,554	8,402			
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)							
(Funds were first received in this option during February 2009)							
Value at beginning of period	$19.69	$17.40	$13.17	$11.57	$11.65	$10.29	$8.40
Value at end of period	$19.74	$19.69	$17.40	$13.17	$11.57	$11.65	$10.29
Number of accumulation units outstanding at end of period	69	92	0	0	0	0	1,179
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)							
(Funds were first received in this option during February 2009)							
Value at beginning of period	$23.58	$21.66	$16.19	$13.84	$14.08	$11.62	$8.88
Value at end of period	$23.02	$23.58	$21.66	$16.19	$13.84	$14.08	$11.62
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	2,902
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)							
(Funds were first received in this option during February 2009)							
Value at beginning of period	$21.86	$20.86	$14.70	$13.16	$13.34	$10.92	$8.80
Value at end of period	$21.03	$21.86	$20.86	$14.70	$13.16	$13.34	$10.92
Number of accumulation units outstanding at end of period	2,956	5,714	0	0	0	0	1,092
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$15.71	$14.92	$12.79	$11.36	$11.58	$10.95	
Value at end of period	$15.43	$15.71	$14.92	$12.79	$11.36	$11.58	
Number of accumulation units outstanding at end of period	76	76	76	76	76	162	

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$16.72	$15.84	$13.04	$11.36	$11.78	$11.09	
Value at end of period	$16.39	$16.72	$15.84	$13.04	$11.36	$11.78	
Number of accumulation units outstanding at end of period	0	0	0	0	0	712	
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$17.28	$16.34	$13.22	$11.45	$11.99	$11.24	
Value at end of period	$16.90	$17.28	$16.34	$13.22	$11.45	$11.99	
Number of accumulation units outstanding at end of period	274	274	274	274	496	496	
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)							
(Funds were first received in this option during August 2015)							
Value at beginning of period	$13.66						
Value at end of period	$13.37						
Number of accumulation units outstanding at end of period	0						
VOYA INTERMEDIATE BOND FUND (CLASS A)							
(Funds were first received in this option during February 2009)							
Value at beginning of period	$15.73	$14.80	$14.95	$13.76	$12.79	$11.69	$10.28
Value at end of period	$15.75	$15.73	$14.80	$14.95	$13.76	$12.79	$11.69
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	9,115
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)							
(Funds were first received in this option during August 2015)							
Value at beginning of period	$15.68						
Value at end of period	$15.63						
Number of accumulation units outstanding at end of period	43,405						
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)							
(Funds were first received in this option during July 2014)							
Value at beginning of period	$18.02	$16.90					
Value at end of period	$19.08	$18.02					
Number of accumulation units outstanding at end of period	103	17,164					
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)							
(Funds were first received in this option during November 2014)							
Value at beginning of period	$14.35	$14.12					
Value at end of period	$13.64	$14.35					
Number of accumulation units outstanding at end of period	15,045	20,665					
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)							
(Funds were first received in this option during November 2014)							
Value at beginning of period	$13.30	$12.79					
Value at end of period	$13.32	$13.30					
Number of accumulation units outstanding at end of period	1,045	1,641					
VOYA MONEY MARKET PORTFOLIO (CLASS I)							
(Funds were first received in this option during October 2012)							
Value at beginning of period	$10.98	$11.06	$11.13	$11.15			
Value at end of period	$10.91	$10.98	$11.06	$11.13			
Number of accumulation units outstanding at end of period	71	8,105	6,137	5,641			
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)							
(Funds were first received in this option during February 2009)							
Value at beginning of period	$20.82	$22.22	$17.33	$14.45	$17.58	$14.14	$8.91
Value at end of period	$22.44	$20.82	$22.22	$17.33	$14.45	$17.58	$14.14
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	3,758

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009
VOYA REAL ESTATE FUND (CLASS A)							
(Funds were first received in this option during November 2014)							
Value at beginning of period	$28.57	$27.61					
Value at end of period	$29.37	$28.57					
Number of accumulation units outstanding at end of period	5,321	6,679					
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)							
(Funds were first received in this option during February 2010)							
Value at beginning of period	$15.98	$14.22	$10.82	$9.40	$9.21	$8.17	
Value at end of period	$16.24	$15.98	$14.22	$10.82	$9.40	$9.21	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	
VOYA SMALL COMPANY PORTFOLIO (CLASS I)							
(Funds were first received in this option during October 2012)							
Value at beginning of period	$26.64	$25.05	$18.22	$17.49			
Value at end of period	$26.37	$26.64	$25.05	$18.22			
Number of accumulation units outstanding at end of period	38	5,360	3,264	2,726			
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)							
(Funds were first received in this option during October 2012)							
Value at beginning of period	$15.80	$15.02	$12.97	$12.66			
Value at end of period	$15.73	$15.80	$15.02	$12.97			
Number of accumulation units outstanding at end of period	959	9,256	7,586	6,509			
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)							
(Funds were first received in this option during October 2012)							
Value at beginning of period	$16.62	$15.79	$13.17	$12.80			
Value at end of period	$16.49	$16.62	$15.79	$13.17			
Number of accumulation units outstanding at end of period	2,294	19,926	16,438	14,384			
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)							
(Funds were first received in this option during October 2012)							
Value at beginning of period	$17.23	$16.31	$13.26	$12.85			
Value at end of period	$17.01	$17.23	$16.31	$13.26			
Number of accumulation units outstanding at end of period	885	2,841	1,273	838			
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)							
(Funds were first received in this option during October 2012)							
Value at beginning of period	$16.44	$15.53	$12.61	$12.23			
Value at end of period	$16.24	$16.44	$15.53	$12.61			
Number of accumulation units outstanding at end of period	251	2,612	901	302			
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)							
(Funds were first received in this option during October 2012)							
Value at beginning of period	$13.59	$12.90	$12.09	$11.98			
Value at end of period	$13.55	$13.59	$12.90	$12.09			
Number of accumulation units outstanding at end of period	16,890	24,466	3,144	2,377			
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)							
(Funds were first received in this option during October 2012)							
Value at beginning of period	$16.65	$15.67	$14.03	$13.77			
Value at end of period	$16.56	$16.65	$15.67	$14.03			
Number of accumulation units outstanding at end of period	136	18,605	16,602	15,286			
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)							
(Funds were first received in this option during October 2012)							
Value at beginning of period	$17.59	$16.57	$13.58	$13.17			
Value at end of period	$17.32	$17.59	$16.57	$13.58			
Number of accumulation units outstanding at end of period	44	22,384	20,499	18,060			

CFI 23

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)							
(Funds were first received in this option during October 2012)							
Value at beginning of period	$17.05	$16.03	$13.80	$13.46			
Value at end of period	$16.89	$17.05	$16.03	$13.80			
Number of accumulation units outstanding at end of period	314	49,316	54,552	48,748			
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)							
(Funds were first received in this option during February 2010)							
Value at beginning of period	$28.21	$25.13	$19.17	$16.51	$17.08	$14.25	
Value at end of period	$27.67	$28.21	$25.13	$19.17	$16.51	$17.08	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	
VY® BARON GROWTH PORTFOLIO (CLASS S)							
(Funds were first received in this option during February 2009)							
Value at beginning of period	$28.05	$26.93	$19.44	$16.27	$15.95	$12.64	$8.75
Value at end of period	$26.58	$28.05	$26.93	$19.44	$16.27	$15.95	$12.64
Number of accumulation units outstanding at end of period	2,046	1,711	0	0	0	0	445
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)							
(Funds were first received in this option during February 2009)							
Value at beginning of period	$17.85	$13.79	$13.55	$11.76	$10.77	$8.44	$5.13
Value at end of period	$18.32	$17.85	$13.79	$13.55	$11.76	$10.77	$8.44
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	4,049
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)							
(Funds were first received in this option during February 2009)							
Value at beginning of period	$18.43	$16.37	$12.17	$10.86	$11.42	$10.21	$7.12
Value at end of period	$18.94	$18.43	$16.37	$12.17	$10.86	$11.42	$10.21
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	13,739
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)							
(Funds were first received in this option during February 2009)							
Value at beginning of period	$23.83	$22.53	$16.61	$14.52	$16.35	$12.77	$8.81
Value at end of period	$23.38	$23.83	$22.53	$16.61	$14.52	$16.35	$12.77
Number of accumulation units outstanding at end of period	14,781	18,904	33	33	33	86	2,795
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)							
(Funds were first received in this option during October 2012)							
Value at beginning of period	$22.79	$20.38	$16.73	$16.38			
Value at end of period	$23.91	$22.79	$20.38	$16.73			
Number of accumulation units outstanding at end of period	147	30,237	23,265	22,127			
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)							
(Funds were first received in this option during February 2009)							
Value at beginning of period	$20.84	$19.45	$15.04	$12.87	$13.02	$11.37	$8.10
Value at end of period	$19.35	$20.84	$19.45	$15.04	$12.87	$13.02	$11.37
Number of accumulation units outstanding at end of period	15,319	20,944	0	0	0	0	5,506
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)							
(Funds were first received in this option during February 2009)							
Value at beginning of period	$23.36	$21.59	$15.58	$13.16	$13.36	$11.48	$8.11
Value at end of period	$25.78	$23.36	$21.59	$15.58	$13.16	$13.36	$11.48
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	4,311

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009
WANGER INTERNATIONAL							
(Funds were first received in this option during October 2012)							
Value at beginning of period	$12.66	$13.30	$10.91	$10.54			
Value at end of period	$12.62	$12.66	$13.30	$10.91			
Number of accumulation units outstanding at end of period	59	4,724	3,987	3,306			

TABLE 6
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.25%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALGER GREEN FUND (CLASS A)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$13.73	$13.15	$9.79	$8.55	$9.06	$8.30	$7.54			
Value at end of period	$14.02	$13.73	$13.15	$9.79	$8.55	$9.06	$8.30			
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	19,318			
AMERICAN BALANCED FUND® (CLASS R-3)										
Value at beginning of period	$19.69	$18.19	$15.03	$13.24	$12.82	$11.41	$9.48	$12.83	$12.11	$10.89
Value at end of period	$19.91	$19.69	$18.19	$15.03	$13.24	$12.82	$11.41	$9.48	$12.83	$12.11
Number of accumulation units outstanding at end of period	0	0	1,358	1,172	766	1,992	1,608	41,108	40,855	4,099
ARIEL APPRECIATION FUND (INVESTOR CLASS)										
(Funds were first received in this option during October 2011)										
Value at beginning of period	$23.47	$21.84	$15.02	$12.66	$11.55					
Value at end of period	$21.88	$23.47	$21.84	$15.02	$12.66					
Number of accumulation units outstanding at end of period	4,322	4,890	4,664	3,186	3,854					
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$22.13	$20.07	$13.95	$11.67	$13.24	$10.57	$6.51	$12.65	$13.14	
Value at end of period	$21.10	$22.13	$20.07	$13.95	$11.67	$13.24	$10.57	$6.51	$12.65	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	99	297	
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$24.98	$23.55	$19.85							
Value at end of period	$23.17	$24.98	$23.55							
Number of accumulation units outstanding at end of period	0	0	443							
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS R4)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$14.31	$12.83	$9.81	$8.57	$9.09	$7.85	$7.25			
Value at end of period	$13.99	$14.31	$12.83	$9.81	$8.57	$9.09	$7.85			
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	20,138			
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$16.32	$14.64	$10.88	$9.38	$9.85	$8.05	$7.34			
Value at end of period	$15.41	$16.32	$14.64	$10.88	$9.38	$9.85	$8.05			
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	18,649			

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
CRM MID CAP VALUE FUND (INVESTOR SHARES)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$21.69	$20.60	$15.55	$13.28	$14.37	$12.17	$11.40			
Value at end of period	$21.04	$21.69	$20.60	$15.55	$13.28	$14.37	$12.17			
Number of accumulation units outstanding at end of period	0	0	840	650	338	303	5,638			
DODGE & COX INTERNATIONAL STOCK FUND										
(Funds were first received in this option during October 2011)										
Value at beginning of period	$14.80	$14.90	$11.88	$9.89	$9.48					
Value at end of period	$13.02	$14.80	$14.90	$11.88	$9.89					
Number of accumulation units outstanding at end of period	14,266	15,443	11,943	10,830	9,559					
EATON VANCE LARGE-CAP VALUE FUND (CLASS R)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$20.83	$18.87	$14.66	$13.74						
Value at end of period	$20.50	$20.83	$18.87	$14.66						
Number of accumulation units outstanding at end of period	0	0	2,609	2,851						
EUROPACIFIC GROWTH FUND® (CLASS R-3)										
Value at beginning of period	$21.00	$21.69	$18.15	$15.30	$17.81	$16.37	$11.83	$20.00	$16.91	$13.96
Value at end of period	$20.71	$21.00	$21.69	$18.15	$15.30	$17.81	$16.37	$11.83	$20.00	$16.91
Number of accumulation units outstanding at end of period	0	0	25,656	24,846	31,207	32,763	38,028	29,508	26,232	22,704
FIDELITY® ADVISOR NEW INSIGHTS FUND (INSTITUTIONAL CLASS)										
(Funds were first received in this option during May 2014)										
Value at beginning of period	$20.02	$18.95								
Value at end of period	$20.42	$20.02								
Number of accumulation units outstanding at end of period	0	137								
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$25.10	$22.57	$17.31	$14.96	$15.45	$13.27	$9.84	$17.23	$14.75	$13.29
Value at end of period	$25.11	$25.10	$22.57	$17.31	$14.96	$15.45	$13.27	$9.84	$17.23	$14.75
Number of accumulation units outstanding at end of period	957	3,598	20,855	20,339	30,857	33,101	27,306	36,991	31,868	20,565
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$18.79	$17.40	$13.67	$11.73	$11.69	$10.22	$9.90			
Value at end of period	$17.93	$18.79	$17.40	$13.67	$11.73	$11.69	$10.22			
Number of accumulation units outstanding at end of period	0	0	0	0	18,683	16,422	11,929			
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$24.90	$23.82	$19.10	$16.93	$17.53	$15.86	$15.56			
Value at end of period	$23.88	$24.90	$23.82	$19.10	$16.93	$17.53	$15.86			
Number of accumulation units outstanding at end of period	0	0	0	0	6,364	5,474	4,752			
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$25.18	$25.15	$18.55	$15.74	$16.42	$12.87	$10.01	$15.01	$15.44	$14.97
Value at end of period	$23.22	$25.18	$25.15	$18.55	$15.74	$16.42	$12.87	$10.01	$15.01	$15.44
Number of accumulation units outstanding at end of period	0	0	0	0	4,648	4,122	2,658	133	40	2,399
FUNDAMENTAL INVESTORS℠ (CLASS R-3)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$14.82	$13.68	$10.46	$8.98	$9.21	$8.12	$7.47			
Value at end of period	$15.23	$14.82	$13.68	$10.46	$8.98	$9.21	$8.12			
Number of accumulation units outstanding at end of period	0	0	0	0	12,234	9,132	19,526			
INVESCO SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$28.41	$26.64	$18.55	$15.21	$16.64	$12.91	$12.09			
Value at end of period	$25.79	$28.41	$26.64	$18.55	$15.21	$16.64	$12.91			
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	5,599			

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
LORD ABBETT DEVELOPING GROWTH FUND, INC. (CLASS A)										
(Funds were first received in this option during May 2014)										
Value at beginning of period	$25.25	$23.04								
Value at end of period	$22.90	$25.25								
Number of accumulation units outstanding at end of period	0	806								
LORD ABBETT FUNDAMENTAL EQUITY FUND (CLASS A)										
(Funds were first received in this option during June 2013)										
Value at beginning of period	$18.82	$17.68	$15.12							
Value at end of period	$18.14	$18.82	$17.68							
Number of accumulation units outstanding at end of period	43	43	55							
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$17.62	$16.08	$11.72	$10.64	$11.05	$9.07	$8.59			
Value at end of period	$17.42	$17.62	$16.08	$11.72	$10.64	$11.05	$9.07			
Number of accumulation units outstanding at end of period	0	0	0	0	8,165	6,860	6,160			
NEW PERSPECTIVE FUND® (CLASS R-3)										
Value at beginning of period	$22.95	$22.37	$17.74	$14.77	$16.08	$14.35	$10.49	$16.99	$14.73	$12.36
Value at end of period	$24.04	$22.95	$22.37	$17.74	$14.77	$16.08	$14.35	$10.49	$16.99	$14.73
Number of accumulation units outstanding at end of period	0	0	11,554	11,400	10,304	12,141	10,405	9,443	8,478	6,369
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$36.24	$38.24	$35.45	$29.47	$36.14	$28.59	$24.98			
Value at end of period	$31.00	$36.24	$38.24	$35.45	$29.47	$36.14	$28.59			
Number of accumulation units outstanding at end of period	2,633	2,354	2,105	2,340	5,687	3,269	13,283			
OPPENHEIMER GOLD & SPECIAL MINERALS FUND (CLASS A)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$5.13	$6.10	$11.74	$11.86						
Value at end of period	$3.93	$5.13	$6.10	$11.74						
Number of accumulation units outstanding at end of period	127	71	37	613						
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$14.81	$14.44	$15.98	$14.77	$13.29	$12.36	$12.11			
Value at end of period	$14.33	$14.81	$14.44	$15.98	$14.77	$13.29	$12.36			
Number of accumulation units outstanding at end of period	3,876	3,830	3,790	2,568	12,825	10,871	9,010			
PIONEER HIGH YIELD FUND (CLASS A)										
Value at beginning of period	$18.45	$18.56	$16.60	$14.51	$14.83	$12.67	$7.86	$12.52	$11.77	$10.69
Value at end of period	$17.47	$18.45	$18.56	$16.60	$14.51	$14.83	$12.67	$7.86	$12.52	$11.77
Number of accumulation units outstanding at end of period	0	0	0	13,373	13,315	18,257	22,627	26,273	24,162	22,032
PIONEER STRATEGIC INCOME FUND (CLASS A)										
(Funds were first received in this option during October 2011)										
Value at beginning of period	$12.94	$12.43	$12.30	$11.11	$10.76					
Value at end of period	$12.70	$12.94	$12.43	$12.30	$11.11					
Number of accumulation units outstanding at end of period	5,866	6,460	6,705	6,789	5,901					
THE GROWTH FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$22.32	$20.54	$15.43	$12.87	$13.60	$12.18	$9.10	$15.02	$13.61	$12.34
Value at end of period	$23.38	$22.32	$20.54	$15.43	$12.87	$13.60	$12.18	$9.10	$15.02	$13.61
Number of accumulation units outstanding at end of period	0	0	19,367	18,670	28,501	34,675	32,732	39,506	35,701	27,273
THE INCOME FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$20.21	$18.76	$15.97	$14.35	$13.67	$12.28	$9.93	$14.05	$13.63	$13.04
Value at end of period	$19.79	$20.21	$18.76	$15.97	$14.35	$13.67	$12.28	$9.93	$14.05	$13.63
Number of accumulation units outstanding at end of period	0	0	11,191	9,751	7,531	6,877	6,505	4,764	2,054	2,000

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2011)										
Value at beginning of period	$12.91	$12.92	$13.53	$12.60	$12.43					
Value at end of period	$12.29	$12.91	$12.92	$13.53	$12.60					
Number of accumulation units outstanding at end of period	7,399	6,711	5,794	5,359	5,187					
VOYA GNMA INCOME FUND (CLASS A)										
Value at beginning of period	$15.27	$14.59	$14.90	$14.52	$13.55	$12.79	$12.21	$11.46	$10.87	$10.44
Value at end of period	$15.48	$15.27	$14.59	$14.90	$14.52	$13.55	$12.79	$12.21	$11.46	$10.87
Number of accumulation units outstanding at end of period	314	216	132	544	0	0	0	13,074	12,078	0
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$17.90	$17.76	$16.87	$14.85	$14.27	$12.53	$12.17			
Value at end of period	$17.48	$17.90	$17.76	$16.87	$14.85	$14.27	$12.53			
Number of accumulation units outstanding at end of period	0	0	13,143	0	8,384	7,072	5,239			
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$19.58	$17.31	$13.11	$11.53	$11.61	$10.26	$8.38	$13.43	$12.87	$11.31
Value at end of period	$19.62	$19.58	$17.31	$13.11	$11.53	$11.61	$10.26	$8.38	$13.43	$12.87
Number of accumulation units outstanding at end of period	0	0	80	93	177	138	265	9,779	8,830	2,783
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$23.46	$21.55	$16.12	$13.78	$14.04	$11.59	$8.85	$14.27	$13.62	$12.53
Value at end of period	$22.89	$23.46	$21.55	$16.12	$13.78	$14.04	$11.59	$8.85	$14.27	$13.62
Number of accumulation units outstanding at end of period	2,584	3,480	3,214	2,928	1,982	0	0	346	191	2,103
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$21.74	$20.75	$14.64	$13.11	$13.29	$10.89	$8.78	$13.31	$14.28	$13.17
Value at end of period	$20.91	$21.74	$20.75	$14.64	$13.11	$13.29	$10.89	$8.78	$13.31	$14.28
Number of accumulation units outstanding at end of period	0	0	5,583	6,020	5,710	7,276	6,559	8,653	9,212	5,445
VOYA INTERMEDIATE BOND FUND (CLASS A)										
Value at beginning of period	$15.64	$14.73	$14.88	$13.70	$12.75	$11.65	$10.36	$11.54	$10.94	$10.89
Value at end of period	$15.65	$15.64	$14.73	$14.88	$13.70	$12.75	$11.65	$10.36	$11.54	$10.94
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	9,836
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$15.54	$14.66	$14.76	$13.57	$12.70	$11.63	$10.49	$11.53	$10.95	$10.57
Value at end of period	$15.54	$15.54	$14.66	$14.76	$13.57	$12.70	$11.63	$10.49	$11.53	$10.95
Number of accumulation units outstanding at end of period	21,883	19,913	0	0	0	0	0	26,873	29,868	0
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$14.29	$13.06	$10.04	$8.80	$8.56	$7.21	$6.44	$9.27	$9.44	
Value at end of period	$13.57	$14.29	$13.06	$10.04	$8.80	$8.56	$7.21	$6.44	$9.27	
Number of accumulation units outstanding at end of period	0	0	23,193	22,571	20,707	28,051	30,519	26,292	16,982	
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$13.29	$12.25	$10.20							
Value at end of period	$13.30	$13.29	$12.25							
Number of accumulation units outstanding at end of period	0	0	1,200							
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$10.92	$11.00	$11.08	$11.16	$11.25	$11.30	$11.35	$11.14	$10.97	
Value at end of period	$10.84	$10.92	$11.00	$11.08	$11.16	$11.25	$11.30	$11.35	$11.14	
Number of accumulation units outstanding at end of period	0	0	0	0	4,885	4,207	0	12	12	
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
Value at beginning of period	$20.71	$22.11	$17.25	$14.39	$17.52	$14.10	$9.72	$20.22	$18.40	$17.01
Value at end of period	$22.31	$20.71	$22.11	$17.25	$14.39	$17.52	$14.10	$9.72	$20.22	$18.40
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	4,919

CFI 28

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA REAL ESTATE FUND (CLASS A)										
Value at beginning of period	$28.42	$21.89	$21.56	$18.75	$17.19	$13.52	$10.46	$16.17	$19.42	$14.31
Value at end of period	$29.20	$28.42	$21.89	$21.56	$18.75	$17.19	$13.52	$10.46	$16.17	$19.42
Number of accumulation units outstanding at end of period	0	0	6,663	6,546	6,113	7,949	7,382	6,393	5,750	4,181
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2011)										
Value at beginning of period	$15.93	$14.18	$10.79	$9.39	$8.51					
Value at end of period	$16.18	$15.93	$14.18	$10.79	$9.39					
Number of accumulation units outstanding at end of period	2,480	3,042	2,208	2,019	2,127					
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2014)										
Value at beginning of period	$17.58	$16.43								
Value at end of period	$17.00	$17.58								
Number of accumulation units outstanding at end of period	0	1,802								
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2011)										
Value at beginning of period	$17.61	$16.86	$12.22	$10.58	$9.39					
Value at end of period	$16.72	$17.61	$16.86	$12.22	$10.58					
Number of accumulation units outstanding at end of period	3,770	3,568	3,295	3,467	3,830					
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.76	$14.99	$12.95	$11.45	$11.87	$11.06				
Value at end of period	$15.69	$15.76	$14.99	$12.95	$11.45	$11.87				
Number of accumulation units outstanding at end of period	0	455	142	65	7,411	5,774				
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.58	$15.76	$13.15	$11.46	$12.07	$11.22				
Value at end of period	$16.44	$16.58	$15.76	$13.15	$11.46	$12.07				
Number of accumulation units outstanding at end of period	113	0	2,164	1,620	13,415	10,986				
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$17.19	$16.28	$13.24	$11.50	$12.19	$11.27				
Value at end of period	$16.96	$17.19	$16.28	$13.24	$11.50	$12.19				
Number of accumulation units outstanding at end of period	3,055	2,219	2,521	1,524	1,027	699				
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during October 2011)										
Value at beginning of period	$16.41	$15.50	$12.59	$10.95	$11.45					
Value at end of period	$16.20	$16.41	$15.50	$12.59	$10.95					
Number of accumulation units outstanding at end of period	1,553	745	218	15	48					
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$13.56	$12.87	$12.08	$11.04	$11.04	$10.51				
Value at end of period	$13.51	$13.56	$12.87	$12.08	$11.04	$11.04				
Number of accumulation units outstanding at end of period	0	0	21,874	21,202	23,282	35,516				
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$16.56	$15.59	$13.96	$12.48	$12.31	$11.13	$9.48			
Value at end of period	$16.46	$16.56	$15.59	$13.96	$12.48	$12.31	$11.13			
Number of accumulation units outstanding at end of period	0	0	0	0	13,996	12,850	15,357			
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$17.50	$16.48	$13.52	$11.81	$12.21	$10.84	$8.69			
Value at end of period	$17.22	$17.50	$16.48	$13.52	$11.81	$12.21	$10.84			
Number of accumulation units outstanding at end of period	0	0	0	0	16,106	14,153	34,207			

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$16.95	$15.96	$13.74	$12.14	$12.26	$10.99	$9.06			
Value at end of period	$16.79	$16.95	$15.96	$13.74	$12.14	$12.26	$10.99			
Number of accumulation units outstanding at end of period	0	0	0	0	44,223	35,843	98,851			
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$28.06	$25.01	$19.09	$16.44	$17.02	$13.99	$12.70			
Value at end of period	$27.50	$28.06	$25.01	$19.09	$16.44	$17.02	$13.99			
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	1,546			
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$27.89	$26.80	$19.35	$16.21	$15.90	$12.60	$9.34	$15.94	$15.06	$13.10
Value at end of period	$26.42	$27.89	$26.80	$19.35	$16.21	$15.90	$12.60	$9.34	$15.94	$15.06
Number of accumulation units outstanding at end of period	29	29	1,596	1,453	1,442	1,969	2,160	3,441	2,623	4,458
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$17.78	$13.73	$13.50	$12.65						
Value at end of period	$18.23	$17.78	$13.73	$13.50						
Number of accumulation units outstanding at end of period	117	503	480	1,516						
VY® FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$23.71	$22.44	$16.54	$14.48	$16.30	$12.74	$9.18	$15.14	$13.27	$12.74
Value at end of period	$23.26	$23.71	$22.44	$16.54	$14.48	$16.30	$12.74	$9.18	$15.14	$13.27
Number of accumulation units outstanding at end of period	2,840	3,120	23,904	24,442	22,911	27,940	31,935	25,078	23,149	19,722
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$14.45	$14.37	$15.29	$12.88	$15.63					
Value at end of period	$12.12	$14.45	$14.37	$15.29	$12.88					
Number of accumulation units outstanding at end of period	0	0	0	18	18					
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2014)										
Value at beginning of period	$28.36	$26.00								
Value at end of period	$27.43	$28.36								
Number of accumulation units outstanding at end of period	0	454								
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$19.86	$19.51	$15.42	$12.74	$13.93	$12.06	$8.69	$14.63	$13.79	$13.49
Value at end of period	$20.58	$19.86	$19.51	$15.42	$12.74	$13.93	$12.06	$8.69	$14.63	$13.79
Number of accumulation units outstanding at end of period	0	1,176	0	0	0	0	0	0	0	5,405
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2013)										
Value at beginning of period	$19.78	$19.81	$18.85							
Value at end of period	$18.78	$19.78	$19.81							
Number of accumulation units outstanding at end of period	1,354	2,217	1,993							
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$22.68	$20.29	$16.67	$14.61	$14.25	$12.54	$9.44	$13.07	$12.57	$12.32
Value at end of period	$23.78	$22.68	$20.29	$16.67	$14.61	$14.25	$12.54	$9.44	$13.07	$12.57
Number of accumulation units outstanding at end of period	14,486	16,653	14,138	10,707	34,621	17,278	19,256	0	0	6,921
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$20.73	$19.36	$14.97	$12.82	$12.98	$11.33	$9.10	$14.20	$13.82	$11.65
Value at end of period	$19.23	$20.73	$19.36	$14.97	$12.82	$12.98	$11.33	$9.10	$14.20	$13.82
Number of accumulation units outstanding at end of period	0	2,241	23,248	23,269	22,120	29,568	28,600	26,819	30,255	26,511

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2011)										
Value at beginning of period	$23.24	$21.49	$15.51	$13.11	$12.10					
Value at end of period	$25.62	$23.24	$21.49	$15.51	$13.11					
Number of accumulation units outstanding at end of period	15,261	15,966	14,977	13,622	10,469					
WANGER INTERNATIONAL										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.61	$13.26	$10.88	$8.99	$10.58	$8.51	$8.19			
Value at end of period	$12.57	$12.61	$13.26	$10.88	$8.99	$10.58	$8.51			
Number of accumulation units outstanding at end of period	58	58	74	0	3,328	2,829	2,573			
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-3)										
Value at beginning of period	$20.56	$18.59	$14.18	$12.68	$11.92	$10.58	$8.94	$13.44	$13.00	$11.09
Value at end of period	$20.40	$20.56	$18.59	$14.18	$12.68	$11.92	$10.58	$8.94	$13.44	$13.00
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	2,060	2,724	11,847

TABLE 7
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.30%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012
ALLIANZGI NFJ SMALL-CAP VALUE FUND (CLASS A)				
(Funds were first received in this option during February 2014)				
Value at beginning of period	$27.25	$26.50		
Value at end of period	$24.86	$27.25		
Number of accumulation units outstanding at end of period	0	1,373		
BLACKROCK EQUITY DIVIDEND FUND (INVESTOR A SHARES)				
(Funds were first received in this option during May 2012)				
Value at beginning of period	$18.68	$17.20	$13.88	$12.69
Value at end of period	$18.53	$18.68	$17.20	$13.88
Number of accumulation units outstanding at end of period	664	667	236	50
CAPITAL WORLD GROWTH AND INCOME FUND℠ (CLASS R-3)				
(Funds were first received in this option during March 2012)				
Value at beginning of period	$19.23	$18.60	$14.99	$13.56
Value at end of period	$18.69	$19.23	$18.60	$14.99
Number of accumulation units outstanding at end of period	7,568	7,366	6,565	7,150
EUROPACIFIC GROWTH FUND® (CLASS R-3)				
(Funds were first received in this option during March 2012)				
Value at beginning of period	$20.89	$21.58	$18.07	$16.52
Value at end of period	$20.59	$20.89	$21.58	$18.07
Number of accumulation units outstanding at end of period	5,921	7,270	4,589	4,431
FIDELITY® ADVISOR NEW INSIGHTS FUND (INSTITUTIONAL CLASS)				
(Funds were first received in this option during March 2012)				
Value at beginning of period	$19.97	$18.36	$13.93	$13.12
Value at end of period	$20.36	$19.97	$18.36	$13.93
Number of accumulation units outstanding at end of period	2,797	2,653	2,206	1,846
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)				
(Funds were first received in this option during March 2012)				
Value at beginning of period	$24.97	$22.46	$17.23	$16.12
Value at end of period	$24.96	$24.97	$22.46	$17.23
Number of accumulation units outstanding at end of period	22,512	22,604	27,010	25,644

	2015	2014	2013	2012
INVESCO ENDEAVOR FUND (CLASS A)				
(Funds were first received in this option during March 2012)				
Value at beginning of period	$19.85	$18.53	$14.54	$13.27
Value at end of period	$17.63	$19.85	$18.53	$14.54
Number of accumulation units outstanding at end of period	392	2,505	2,576	2,478
INVESCO MID CAP CORE EQUITY FUND (CLASS A)				
(Funds were first received in this option during February 2014)				
Value at beginning of period	$20.67	$20.06		
Value at end of period	$19.69	$20.67		
Number of accumulation units outstanding at end of period	0	302		
LORD ABBETT DEVELOPING GROWTH FUND, INC. (CLASS A)				
(Funds were first received in this option during March 2012)				
Value at beginning of period	$25.19	$24.51	$15.67	$15.13
Value at end of period	$22.83	$25.19	$24.51	$15.67
Number of accumulation units outstanding at end of period	2,494	2,447	3,177	2,279
NEUBERGER BERMAN GENESIS FUND® (TRUST CLASS)				
(Funds were first received in this option during July 2013)				
Value at beginning of period	$17.90	$18.07	$15.94	
Value at end of period	$17.81	$17.90	$18.07	
Number of accumulation units outstanding at end of period	0	0	1,027	
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)				
(Funds were first received in this option during March 2012)				
Value at beginning of period	$17.55	$16.01	$11.68	$11.17
Value at end of period	$17.34	$17.55	$16.01	$11.68
Number of accumulation units outstanding at end of period	2,618	9,288	8,655	8,367
NEW PERSPECTIVE FUND® (CLASS R-3)				
(Funds were first received in this option during February 2014)				
Value at beginning of period	$22.83	$22.23		
Value at end of period	$23.90	$22.83		
Number of accumulation units outstanding at end of period	418	1,073		
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)				
(Funds were first received in this option during May 2012)				
Value at beginning of period	$36.04	$38.05	$35.29	$30.45
Value at end of period	$30.82	$36.04	$38.05	$35.29
Number of accumulation units outstanding at end of period	11	44	29	12
TEMPLETON FOREIGN FUND (CLASS A)				
(Funds were first received in this option during March 2012)				
Value at beginning of period	$17.47	$19.68	$15.55	$14.33
Value at end of period	$16.15	$17.47	$19.68	$15.55
Number of accumulation units outstanding at end of period	0	2,381	2,337	2,373
THE GROWTH FUND OF AMERICA® (CLASS R-3)				
(Funds were first received in this option during March 2012)				
Value at beginning of period	$22.19	$20.43	$15.36	$14.00
Value at end of period	$23.24	$22.19	$20.43	$15.36
Number of accumulation units outstanding at end of period	19,513	20,586	17,067	15,986
THE INCOME FUND OF AMERICA® (CLASS R-3)				
(Funds were first received in this option during March 2012)				
Value at beginning of period	$20.10	$18.67	$15.90	$14.70
Value at end of period	$19.67	$20.10	$18.67	$15.90
Number of accumulation units outstanding at end of period	5,152	5,255	7,173	6,731

Condensed Financial Information (continued)

	2015	2014	2013	2012
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)				
(Funds were first received in this option during February 2014)				
Value at beginning of period	$22.95	$20.95		
Value at end of period	$22.48	$22.95		
Number of accumulation units outstanding at end of period	0	366		
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)				
(Funds were first received in this option during April 2014)				
Value at beginning of period	$19.48	$17.27		
Value at end of period	$19.50	$19.48		
Number of accumulation units outstanding at end of period	0	2,331		
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)				
(Funds were first received in this option during May 2012)				
Value at beginning of period	$23.33	$21.44	$16.05	$14.49
Value at end of period	$22.75	$23.33	$21.44	$16.05
Number of accumulation units outstanding at end of period	664	827	185	185
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)				
(Funds were first received in this option during May 2012)				
Value at beginning of period	$21.62	$20.65	$14.57	$13.17
Value at end of period	$20.78	$21.62	$20.65	$14.57
Number of accumulation units outstanding at end of period	0	187	187	187
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)				
(Funds were first received in this option during February 2014)				
Value at beginning of period	$15.64	$14.95		
Value at end of period	$15.34	$15.64		
Number of accumulation units outstanding at end of period	0	30,822		
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)				
(Funds were first received in this option during February 2014)				
Value at beginning of period	$17.19	$16.27		
Value at end of period	$16.80	$17.19		
Number of accumulation units outstanding at end of period	0	315		
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)				
(Funds were first received in this option during May 2014)				
Value at beginning of period	$16.63	$15.93		
Value at end of period	$16.24	$16.63		
Number of accumulation units outstanding at end of period	0	298		
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)				
(Funds were first received in this option during May 2014)				
Value at beginning of period	$13.50	$13.15		
Value at end of period	$13.29	$13.50		
Number of accumulation units outstanding at end of period	0	91		
VOYA INTERMEDIATE BOND FUND (CLASS A)				
(Funds were first received in this option during February 2014)				
Value at beginning of period	$15.56	$14.91		
Value at end of period	$15.56	$15.56		
Number of accumulation units outstanding at end of period	684	648		
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)				
(Funds were first received in this option during May 2012)				
Value at beginning of period	$15.45	$14.58	$14.70	$13.94
Value at end of period	$15.45	$15.45	$14.58	$14.70
Number of accumulation units outstanding at end of period	1,102	0	0	408

CFI 33

	2015	2014	2013	2012
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)				
(Funds were first received in this option during May 2012)				
Value at beginning of period	$14.23	$13.01	$10.00	$8.97
Value at end of period	$13.50	$14.23	$13.01	$10.00
Number of accumulation units outstanding at end of period	0	371	371	371
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)				
(Funds were first received in this option during February 2014)				
Value at beginning of period	$14.19	$12.86		
Value at end of period	$13.48	$14.19		
Number of accumulation units outstanding at end of period	387	2,594		
VOYA SMALL COMPANY PORTFOLIO (CLASS I)				
(Funds were first received in this option during February 2014)				
Value at beginning of period	$26.35	$24.50		
Value at end of period	$26.06	$26.35		
Number of accumulation units outstanding at end of period	220	2,826		
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)				
(Funds were first received in this option during February 2014)				
Value at beginning of period	$15.72	$15.03		
Value at end of period	$15.64	$15.72		
Number of accumulation units outstanding at end of period	8,625	7,914		
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)				
(Funds were first received in this option during February 2014)				
Value at beginning of period	$16.54	$15.72		
Value at end of period	$16.39	$16.54		
Number of accumulation units outstanding at end of period	2,305	3,102		
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)				
(Funds were first received in this option during May 2012)				
Value at beginning of period	$17.15	$16.25	$13.22	$11.89
Value at end of period	$16.91	$17.15	$16.25	$13.22
Number of accumulation units outstanding at end of period	1,306	1,276	0	28
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)				
(Funds were first received in this option during May 2012)				
Value at beginning of period	$13.53	$12.85	$12.06	$11.44
Value at end of period	$13.47	$13.53	$12.85	$12.06
Number of accumulation units outstanding at end of period	4,983	1,487	1,653	2,308
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)				
(Funds were first received in this option during September 2013)				
Value at beginning of period	$27.91	$24.89	$22.75	
Value at end of period	$27.34	$27.91	$24.89	
Number of accumulation units outstanding at end of period	3,298	1,780	500	
VY® BARON GROWTH PORTFOLIO (CLASS S)				
(Funds were first received in this option during February 2014)				
Value at beginning of period	$27.74	$26.52		
Value at end of period	$26.27	$27.74		
Number of accumulation units outstanding at end of period	65	1,528		
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)				
(Funds were first received in this option during February 2014)				
Value at beginning of period	$23.60	$22.41		
Value at end of period	$23.13	$23.60		
Number of accumulation units outstanding at end of period	229	1,791		

Condensed Financial Information (continued)

	2015	2014	2013	2012
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)				
(Funds were first received in this option during March 2013)				
Value at beginning of period	$28.21	$24.60	$20.16	
Value at end of period	$27.27	$28.21	$24.60	
Number of accumulation units outstanding at end of period	1,890	3,674	1,799	
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)				
(Funds were first received in this option during February 2014)				
Value at beginning of period	$22.57	$20.57		
Value at end of period	$23.66	$22.57		
Number of accumulation units outstanding at end of period	0	292		
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)				
(Funds were first received in this option during February 2014)				
Value at beginning of period	$20.62	$19.03		
Value at end of period	$19.12	$20.62		
Number of accumulation units outstanding at end of period	290	261		

TABLE 8
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.35%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALLIANZGI NFJ SMALL-CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$27.10	$26.82	$20.50	$18.68	$18.40	$14.81	$12.02	$15.94		
Value at end of period	$24.71	$27.10	$26.82	$20.50	$18.68	$18.40	$14.81	$12.02		
Number of accumulation units outstanding at end of period	5,324	3,500	2,907	2,633	2,654	58	0	65		
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$21.18	$18.73								
Value at end of period	$20.96	$21.18								
Number of accumulation units outstanding at end of period	16,277	16,488								
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$20.78	$19.15	$14.85	$13.63	$13.35					
Value at end of period	$20.06	$20.78	$19.15	$14.85	$13.63					
Number of accumulation units outstanding at end of period	0	0	0	0	2,533					
AMERICAN BALANCED FUND® (CLASS R-3)										
Value at beginning of period	$19.48	$18.02	$14.90	$13.14	$12.74	$11.35	$9.43	$12.78	$12.07	$11.95
Value at end of period	$19.67	$19.48	$18.02	$14.90	$13.14	$12.74	$11.35	$9.43	$12.78	$12.07
Number of accumulation units outstanding at end of period	74,238	71,569	68,654	35,310	44,233	5,760	10,010	10,047	8,076	7,355
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$12.30	$12.24								
Value at end of period	$11.95	$12.30								
Number of accumulation units outstanding at end of period	6,008	5,203								

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ARIEL APPRECIATION FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$23.22	$21.62	$14.89	$12.56	$14.10					
Value at end of period	$21.62	$23.22	$21.62	$14.89	$12.56					
Number of accumulation units outstanding at end of period	14,691	15,331	18,391	18,931	15,037					
ARIEL FUND (INVESTOR CLASS)										
Value at beginning of period	$21.89	$19.87	$13.83	$11.58	$13.15	$10.51	$6.48	$12.60	$12.91	$12.76
Value at end of period	$20.85	$21.89	$19.87	$13.83	$11.58	$13.15	$10.51	$6.48	$12.60	$12.91
Number of accumulation units outstanding at end of period	10,680	23,695	22,100	13,140	11,836	1,415	1,377	1,375	1,220	1,157
CAPITAL WORLD GROWTH AND INCOME FUND[SM] (CLASS R-3)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$19.17	$18.56	$14.96	$13.50						
Value at end of period	$18.63	$19.17	$18.56	$14.96						
Number of accumulation units outstanding at end of period	3,192	2,454	0	1						
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS R4)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$14.22	$12.57								
Value at end of period	$13.89	$14.22								
Number of accumulation units outstanding at end of period	7,140	6,388								
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$16.22	$14.56	$10.83	$9.35	$9.82	$8.03	$5.70			
Value at end of period	$15.29	$16.22	$14.56	$10.83	$9.35	$9.82	$8.03			
Number of accumulation units outstanding at end of period	0	0	3,404	0	0	3,407	2,204			
CRM MID CAP VALUE FUND (INVESTOR SHARES)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$21.57	$20.51	$15.49	$13.25	$15.73					
Value at end of period	$20.90	$21.57	$20.51	$15.49	$13.25					
Number of accumulation units outstanding at end of period	0	0	0	0	168					
DODGE & COX INTERNATIONAL STOCK FUND										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$14.73	$14.84	$11.85	$9.87	$12.45					
Value at end of period	$12.94	$14.73	$14.84	$11.85	$9.87					
Number of accumulation units outstanding at end of period	0	0	2,040	1,700	1,212					
EUROPACIFIC GROWTH FUND® (CLASS R-3)										
Value at beginning of period	$20.77	$21.47	$17.99	$15.18	$17.69	$16.27	$11.77	$19.93	$16.86	$15.82
Value at end of period	$20.47	$20.77	$21.47	$17.99	$15.18	$17.69	$16.27	$11.77	$19.93	$16.86
Number of accumulation units outstanding at end of period	59,206	71,182	84,165	132,244	106,249	106,406	102,805	86,788	69,072	26,447
FIDELITY® ADVISOR NEW INSIGHTS FUND (INSTITUTIONAL CLASS)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$19.92	$18.33	$13.91	$12.07	$12.90					
Value at end of period	$20.30	$19.92	$18.33	$13.91	$12.07					
Number of accumulation units outstanding at end of period	0	0	138	117	1,223					
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$24.83	$22.35	$17.15	$14.84	$15.34	$13.19	$9.79	$17.16	$14.70	$14.20
Value at end of period	$24.81	$24.83	$22.35	$17.15	$14.84	$15.34	$13.19	$9.79	$17.16	$14.70
Number of accumulation units outstanding at end of period	30,919	26,684	55,694	168,746	125,871	152,504	143,573	138,928	110,136	52,624
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$18.59	$17.23	$13.54	$11.63	$11.61	$10.16	$7.86	$13.81	$13.70	$13.40
Value at end of period	$17.72	$18.59	$17.23	$13.54	$11.63	$11.61	$10.16	$7.86	$13.81	$13.70
Number of accumulation units outstanding at end of period	1,135	1,045	1,343	6,680	10,064	2,224	10,870	13,547	12,669	11,565

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$19.30	$17.47	$12.91	$11.34	$11.41	$9.25	$7.27	$13.86	$11.00	$11.13
Value at end of period	$20.53	$19.30	$17.47	$12.91	$11.34	$11.41	$9.25	$7.27	$13.86	$11.00
Number of accumulation units outstanding at end of period	28	17	0	0	0	0	0	0	214	70
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
Value at beginning of period	$24.63	$23.59	$18.93	$16.80	$17.41	$15.76	$13.10	$18.00	$16.30	$15.38
Value at end of period	$23.60	$24.63	$23.59	$18.93	$16.80	$17.41	$15.76	$13.10	$18.00	$16.30
Number of accumulation units outstanding at end of period	2,423	15,578	23,725	23,664	14,695	63,138	53,941	25,073	17,077	10,026
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$24.91	$24.91	$18.38	$15.61	$16.31	$12.79	$9.96	$14.95	$16.57	
Value at end of period	$22.94	$24.91	$24.91	$18.38	$15.61	$16.31	$12.79	$9.96	$14.95	
Number of accumulation units outstanding at end of period	3,895	3,668	2,109	41,903	46,973	46,502	38,540	32,115	26,710	
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$22.82	$21.34	$15.49	$14.06	$14.86	$11.63	$8.17	$12.28		
Value at end of period	$22.25	$22.82	$21.34	$15.49	$14.06	$14.86	$11.63	$8.17		
Number of accumulation units outstanding at end of period	2,350	484	704	703	703	0	0	74		
FUNDAMENTAL INVESTORS℠ (CLASS R-3)										
(Funds were first received in this option during October 2010)										
Value at beginning of period	$14.72	$13.61	$10.41	$8.95	$9.18	$8.62				
Value at end of period	$15.11	$14.72	$13.61	$10.41	$8.95	$9.18				
Number of accumulation units outstanding at end of period	35,612	35,739	6	4,181	5,675	115				
INVESCO GLOBAL HEALTH CARE FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$70.86	$59.17	$41.72	$34.72	$39.24					
Value at end of period	$72.60	$70.86	$59.17	$41.72	$34.72					
Number of accumulation units outstanding at end of period	0	2,272	1,492	1,638	1,704					
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$20.56	$19.77	$15.38	$14.01	$15.01	$13.41	$10.35	$13.45		
Value at end of period	$19.57	$20.56	$19.77	$15.38	$14.01	$15.01	$13.41	$10.35		
Number of accumulation units outstanding at end of period	7,985	6,264	0	0	0	0	0	1,289		
INVESCO SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during July 2011)										
Value at beginning of period	$28.25	$26.51	$18.48	$15.17	$16.78					
Value at end of period	$25.62	$28.25	$26.51	$18.48	$15.17					
Number of accumulation units outstanding at end of period	0	0	0	47	17					
LAZARD U.S. MID CAP EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$13.25	$11.70	$8.87	$8.46	$9.03	$7.38	$5.37	$8.78	$9.88	
Value at end of period	$12.75	$13.25	$11.70	$8.87	$8.46	$9.03	$7.38	$5.37	$8.78	
Number of accumulation units outstanding at end of period	140	142	209	20,115	23,972	21,895	21,598	17,115	13,931	
LORD ABBETT DEVELOPING GROWTH FUND, INC. (CLASS A)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$25.12	$24.47	$15.65	$14.26	$14.85					
Value at end of period	$22.76	$25.12	$24.47	$15.65	$14.26					
Number of accumulation units outstanding at end of period	0	0	283	170	1,297					
LORD ABBETT MID CAP STOCK FUND, INC. (CLASS A)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$21.43	$19.31	$14.90	$13.08	$13.70	$10.97	$8.71	$13.38		
Value at end of period	$20.55	$21.43	$19.31	$14.90	$13.08	$13.70	$10.97	$8.71		
Number of accumulation units outstanding at end of period	75	11,954	10,619	10,052	12,539	0	0	3,964		

CFI 37

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
LORD ABBETT RESEARCH FUND, INC. - SMALL-CAP VALUE SERIES (CLASS A)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$27.41	$27.05	$20.35	$18.50	$19.51	$15.54	$12.03	$17.01		
Value at end of period	$26.94	$27.41	$27.05	$20.35	$18.50	$19.51	$15.54	$12.03		
Number of accumulation units outstanding at end of period	8,983	8,209	9,699	9,496	13,233	0	0	114		
MASSACHUSETTS INVESTORS GROWTH STOCK FUND (CLASS A)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$21.58	$19.47	$15.05	$12.95	$13.77					
Value at end of period	$21.44	$21.58	$19.47	$15.05	$12.95					
Number of accumulation units outstanding at end of period	0	19,406	19,731	18,307	22,923					
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$17.47	$15.95	$11.64	$10.58	$10.99	$9.03	$6.98	$11.50	$11.51	
Value at end of period	$17.25	$17.47	$15.95	$11.64	$10.58	$10.99	$9.03	$6.98	$11.50	
Number of accumulation units outstanding at end of period	6,245	3,461	11,574	18,042	5,215	23,763	16,240	2,587	3,044	
NEW PERSPECTIVE FUND® (CLASS R-3)										
Value at beginning of period	$22.70	$22.15	$17.58	$14.65	$15.97	$14.27	$10.44	$16.92	$14.69	$13.85
Value at end of period	$23.75	$22.70	$22.15	$17.58	$14.65	$15.97	$14.27	$10.44	$16.92	$14.69
Number of accumulation units outstanding at end of period	15,622	15,840	16,615	26,532	24,827	13,126	11,366	8,715	5,815	2,497
OPPENHEIMER CAPITAL APPRECIATION FUND (CLASS A)										
Value at beginning of period	$17.73	$15.49	$12.05	$10.66	$10.89	$10.03	$7.03	$13.06	$11.54	$11.67
Value at end of period	$18.20	$17.73	$15.49	$12.05	$10.66	$10.89	$10.03	$7.03	$13.06	$11.54
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	1,246	979	724	491
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$35.84	$37.86	$35.13	$29.23	$35.89	$28.42	$15.72	$30.42	$22.85	$22.17
Value at end of period	$30.63	$35.84	$37.86	$35.13	$29.23	$35.89	$28.42	$15.72	$30.42	$22.85
Number of accumulation units outstanding at end of period	14,582	14,453	9,988	5,231	4,393	275	1,697	3,041	2,884	3,076
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$17.37	$16.17	$13.98	$12.63	$12.94	$11.63	$9.63	$13.98	$12.85	$12.48
Value at end of period	$17.19	$17.37	$16.17	$13.98	$12.63	$12.94	$11.63	$9.63	$13.98	$12.85
Number of accumulation units outstanding at end of period	13,187	11,729	10,969	13,664	5,740	38,585	31,628	27,329	16,071	11,482
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$14.68	$14.33	$15.88	$14.69	$13.23	$12.31	$10.46	$11.82		
Value at end of period	$14.20	$14.68	$14.33	$15.88	$14.69	$13.23	$12.31	$10.46		
Number of accumulation units outstanding at end of period	0	0	894	18,602	283	0	0	2,046		
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$7.57	$8.72	$8.96	$8.06	$10.60	$9.21	$5.59			
Value at end of period	$6.37	$7.57	$8.72	$8.96	$8.06	$10.60	$9.21			
Number of accumulation units outstanding at end of period	1,894	0	0	0	89	3,264	1,386			
PIONEER HIGH YIELD FUND (CLASS A)										
Value at beginning of period	$18.25	$18.38	$16.46	$14.39	$14.73	$12.60	$7.82	$12.47	$11.73	$11.65
Value at end of period	$17.26	$18.25	$18.38	$16.46	$14.39	$14.73	$12.60	$7.82	$12.47	$11.73
Number of accumulation units outstanding at end of period	12,811	11,405	9,556	9,194	39,498	22,120	26,914	25,655	23,076	13,579
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)										
Value at beginning of period	$25.87	$23.58	$18.08	$15.25	$16.16	$13.99	$9.62	$14.82	$14.85	$14.71
Value at end of period	$24.77	$25.87	$23.58	$18.08	$15.25	$16.16	$13.99	$9.62	$14.82	$14.85
Number of accumulation units outstanding at end of period	12,761	13,138	13,020	15,979	15,725	80	5,820	7,115	6,512	6,794

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
TEMPLETON FOREIGN FUND (CLASS A)										
Value at beginning of period	$17.37	$19.58	$15.48	$13.13	$15.13	$14.02	$9.41	$17.56	$15.06	$14.31
Value at end of period	$16.05	$17.37	$19.58	$15.48	$13.13	$15.13	$14.02	$9.41	$17.56	$15.06
Number of accumulation units outstanding at end of period	81	80	355	144	218	161	4,585	4,950	6,009	6,411
THE GROWTH FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$22.07	$20.33	$15.29	$12.77	$13.51	$12.11	$9.06	$14.96	$13.58	$13.11
Value at end of period	$23.10	$22.07	$20.33	$15.29	$12.77	$13.51	$12.11	$9.06	$14.96	$13.58
Number of accumulation units outstanding at end of period	81,754	130,193	148,489	137,682	118,453	123,927	121,108	46,399	31,663	34,998
THE INCOME FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$19.99	$18.57	$15.83	$14.23	$13.58	$12.21	$9.88	$14.00	$13.59	$13.39
Value at end of period	$19.55	$19.99	$18.57	$15.83	$14.23	$13.58	$12.21	$9.88	$14.00	$13.59
Number of accumulation units outstanding at end of period	2,638	0	0	0	0	0	2,242	2,080	2,173	2,145
VANGUARD® DIVERSIFIED VALUE PORTFOLIO										
Value at beginning of period	$21.29	$19.57	$15.27	$13.23	$12.85	$11.87	$9.44	$14.92	$14.49	$14.01
Value at end of period	$20.57	$21.29	$19.57	$15.27	$13.23	$12.85	$11.87	$9.44	$14.92	$14.49
Number of accumulation units outstanding at end of period	5,601	5,299	5,331	5,548	5,903	5,970	6,031	7,227	6,859	6,630
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO										
Value at beginning of period	$24.22	$23.65	$16.29	$14.34	$14.29	$10.94	$7.93	$13.22	$12.86	$13.02
Value at end of period	$23.33	$24.22	$23.65	$16.29	$14.34	$14.29	$10.94	$7.93	$13.22	$12.86
Number of accumulation units outstanding at end of period	896	790	799	726	653	542	952	598	238	119
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$12.81	$12.83	$13.45	$12.54	$12.16	$10.56	$8.23			
Value at end of period	$12.19	$12.81	$12.83	$13.45	$12.54	$12.16	$10.56			
Number of accumulation units outstanding at end of period	0	0	0	0	73	20,948	18,471			
VOYA GLOBAL REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$22.00	$19.67								
Value at end of period	$21.50	$22.00								
Number of accumulation units outstanding at end of period	4,827	4,281								
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2015)										
Value at beginning of period	$10.43									
Value at end of period	$9.42									
Number of accumulation units outstanding at end of period	341									
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$15.11	$14.45	$14.77	$14.41	$13.46	$12.72	$12.16	$11.64		
Value at end of period	$15.30	$15.11	$14.45	$14.77	$14.41	$13.46	$12.72	$12.16		
Number of accumulation units outstanding at end of period	22,516	21,957	19,363	17,654	16,294	31,662	30,914	1,215		
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$22.88	$20.81	$16.04	$13.95	$14.09	$12.43	$11.27			
Value at end of period	$22.41	$22.88	$20.81	$16.04	$13.95	$14.09	$12.43			
Number of accumulation units outstanding at end of period	401	412	379	28,605	19,231	14,705	5,347			
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$17.75	$17.62	$16.76	$14.76	$14.20	$12.49	$11.25			
Value at end of period	$17.31	$17.75	$17.62	$16.76	$14.76	$14.20	$12.49			
Number of accumulation units outstanding at end of period	1,049	7,934	35,958	61,453	1,350	1,047	617			

CFI 39

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$19.37	$17.14	$12.99	$11.44	$11.53	$10.20	$8.34	$13.38	$14.05	
Value at end of period	$19.39	$19.37	$17.14	$12.99	$11.44	$11.53	$10.20	$8.34	$13.38	
Number of accumulation units outstanding at end of period	5,868	6,107	10,152	46,923	34,008	32,983	28,906	6,131	4,605	
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$23.20	$21.34	$15.98	$13.68	$13.94	$11.52	$8.81	$14.22	$13.58	$13.64
Value at end of period	$22.62	$23.20	$21.34	$15.98	$13.68	$13.94	$11.52	$8.81	$14.22	$13.58
Number of accumulation units outstanding at end of period	6,539	6,840	7,990	11,557	16,820	63,325	64,518	20,029	18,609	15,677
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$21.51	$20.55	$14.51	$13.01	$13.20	$10.83	$8.74	$13.26	$14.24	$14.28
Value at end of period	$20.66	$21.51	$20.55	$14.51	$13.01	$13.20	$10.83	$8.74	$13.26	$14.24
Number of accumulation units outstanding at end of period	2,993	3,386	3,840	5,342	4,759	7,421	7,174	3,925	3,797	3,312
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2011)										
Value at beginning of period	$15.60	$14.83	$12.74	$11.32	$12.07					
Value at end of period	$15.29	$15.60	$14.83	$12.74	$11.32					
Number of accumulation units outstanding at end of period	7,131	5,778	0	4,617	2,076					
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during July 2011)										
Value at beginning of period	$16.60	$15.75	$12.98	$11.32	$12.19					
Value at end of period	$16.25	$16.60	$15.75	$12.98	$11.32					
Number of accumulation units outstanding at end of period	110	21	384	445	46					
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$17.15	$16.25	$13.16	$12.97						
Value at end of period	$16.75	$17.15	$16.25	$13.16						
Number of accumulation units outstanding at end of period	795	155	0	226						
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$16.59	$15.68	$12.70	$12.08						
Value at end of period	$16.19	$16.59	$15.68	$12.70						
Number of accumulation units outstanding at end of period	653	0	0	386						
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$13.47	$12.82								
Value at end of period	$13.25	$13.47								
Number of accumulation units outstanding at end of period	3,433	31								
VOYA INTERMEDIATE BOND FUND (CLASS A)										
Value at beginning of period	$15.48	$14.59	$14.75	$13.59	$12.66	$11.58	$10.31	$11.49	$10.91	$10.98
Value at end of period	$15.47	$15.48	$14.59	$14.75	$13.59	$12.66	$11.58	$10.31	$11.49	$10.91
Number of accumulation units outstanding at end of period	210	232	247	44,677	53,647	58,127	64,876	77,248	66,284	4,543
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$15.37	$14.51	$14.63	$13.47	$12.61	$11.56	$10.44	$11.48	$10.91	$10.77
Value at end of period	$15.35	$15.37	$14.51	$14.63	$13.47	$12.61	$11.56	$10.44	$11.48	$10.91
Number of accumulation units outstanding at end of period	79,853	15,482	15,221	7,053	25,293	65,547	39,185	39,310	29,740	24,524
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$9.42	$10.24								
Value at end of period	$9.28	$9.42								
Number of accumulation units outstanding at end of period	907	3,076								

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$17.90	$15.85	$12.18	$10.37	$10.80					
Value at end of period	$18.93	$17.90	$15.85	$12.18	$10.37					
Number of accumulation units outstanding at end of period	3,649	1,038	764	763	764					
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$14.16	$12.96	$9.97	$8.75	$8.52	$7.18	$6.42	$9.25	$9.43	
Value at end of period	$13.44	$14.16	$12.96	$9.97	$8.75	$8.52	$7.18	$6.42	$9.25	
Number of accumulation units outstanding at end of period	17,712	16,852	23,240	78,370	76,674	123,748	101,852	83,274	71,517	
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$13.26	$12.24	$10.19							
Value at end of period	$13.26	$13.26	$12.24							
Number of accumulation units outstanding at end of period	288	13,602	11,243							
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$10.80	$10.89	$10.99	$11.08	$11.15					
Value at end of period	$10.71	$10.80	$10.89	$10.99	$11.08					
Number of accumulation units outstanding at end of period	0	0	0	2,813	6,453					
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
Value at beginning of period	$20.48	$21.90	$17.10	$14.27	$17.40	$14.02	$9.67	$20.14	$18.35	$16.48
Value at end of period	$22.04	$20.48	$21.90	$17.10	$14.27	$17.40	$14.02	$9.67	$20.14	$18.35
Number of accumulation units outstanding at end of period	396	396	3,491	4,897	1,367	22,038	17,676	13,876	10,909	7,128
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$16.36	$14.29	$11.01	$10.04	$10.56	$9.16	$7.41	$11.40	$11.59	
Value at end of period	$16.19	$16.36	$14.29	$11.01	$10.04	$10.56	$9.16	$7.41	$11.40	
Number of accumulation units outstanding at end of period	1,368	2,818	16,582	15,250	2,521	19,922	15,494	18,203	14,814	
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$16.30	$14.24	$10.98	$10.00	$10.52	$9.13	$6.25			
Value at end of period	$16.14	$16.30	$14.24	$10.98	$10.00	$10.52	$9.13			
Number of accumulation units outstanding at end of period	0	0	0	0	0	20,266	16,508			
VOYA REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$28.11	$21.67	$21.37	$18.60	$18.10					
Value at end of period	$28.85	$28.11	$21.67	$21.37	$18.60					
Number of accumulation units outstanding at end of period	644	3,051	3,119	2,677	2,681					
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$24.55	$21.85	$16.65	$14.63	$14.12	$12.60	$10.72			
Value at end of period	$26.27	$24.55	$21.85	$16.65	$14.63	$14.12	$12.60			
Number of accumulation units outstanding at end of period	0	0	0	0	64	5,992	3,538			
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$15.83	$14.10	$10.74	$9.35	$9.17					
Value at end of period	$16.06	$15.83	$14.10	$10.74	$9.35					
Number of accumulation units outstanding at end of period	9,140	47,756	48,435	47,826	10,663					

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$17.47	$15.59	$11.69	$10.05	$11.25					
Value at end of period	$16.87	$17.47	$15.59	$11.69	$10.05					
Number of accumulation units outstanding at end of period	0	6,535	13,236	4,793	2,553					
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$17.49	$16.77	$12.16	$12.04						
Value at end of period	$16.60	$17.49	$16.77	$12.16						
Number of accumulation units outstanding at end of period	0	578	5,641	17						
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$28.41	$27.04	$19.55	$19.38						
Value at end of period	$27.99	$28.41	$27.04	$19.55						
Number of accumulation units outstanding at end of period	0	0	0	11						
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$26.20	$24.68	$17.98	$15.76	$16.21	$13.08	$10.29	$13.94		
Value at end of period	$25.91	$26.20	$24.68	$17.98	$15.76	$16.21	$13.08	$10.29		
Number of accumulation units outstanding at end of period	56	56	0	976	2,258	0	0	903		
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.68	$14.93	$12.91	$11.43	$11.86	$11.06				
Value at end of period	$15.59	$15.68	$14.93	$12.91	$11.43	$11.86				
Number of accumulation units outstanding at end of period	33,926	33,307	26,749	190,376	160,899	150,171				
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.50	$15.70	$13.11	$11.44	$12.06	$11.22				
Value at end of period	$16.34	$16.50	$15.70	$13.11	$11.44	$12.06				
Number of accumulation units outstanding at end of period	69,304	39,042	34,630	306,173	284,472	254,887				
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$17.11	$16.21	$13.20	$11.48	$12.18	$11.27				
Value at end of period	$16.86	$17.11	$16.21	$13.20	$11.48	$12.18				
Number of accumulation units outstanding at end of period	120,615	91,940	89,021	305,214	205,693	245,997				
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during October 2010)										
Value at beginning of period	$16.33	$15.44	$12.56	$10.93	$11.58	$10.82				
Value at end of period	$16.10	$16.33	$15.44	$12.56	$10.93	$11.58				
Number of accumulation units outstanding at end of period	14,170	8,272	4,994	7,191	2,009	2,962				
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$13.49	$12.82	$12.04	$11.02	$11.03	$10.51				
Value at end of period	$13.43	$13.49	$12.82	$12.04	$11.02	$11.03				
Number of accumulation units outstanding at end of period	26,371	1,659	1,413	35,636	35,820	188,826				
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$16.38	$15.44	$13.84	$12.39	$12.92					
Value at end of period	$16.26	$16.38	$15.44	$13.84	$12.39					
Number of accumulation units outstanding at end of period	1,423	6,493	19,045	18,036	5,851					

CFI 42

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$17.31	$16.32	$13.40	$11.71	$12.97					
Value at end of period	$17.02	$17.31	$16.32	$13.40	$11.71					
Number of accumulation units outstanding at end of period	1,680	18,619	17,482	13,314	7,912					
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$16.77	$15.80	$13.62	$12.05	$12.95					
Value at end of period	$16.59	$16.77	$15.80	$13.62	$12.05					
Number of accumulation units outstanding at end of period	6,287	30,901	38,779	34,467	22,540					
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2013)										
Value at beginning of period	$12.73	$12.12	$12.45							
Value at end of period	$12.69	$12.73	$12.12							
Number of accumulation units outstanding at end of period	0	1,206	10,576							
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$27.75	$24.76	$18.92	$17.81						
Value at end of period	$27.18	$27.75	$24.76	$18.92						
Number of accumulation units outstanding at end of period	0	0	5,165	15,928						
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$27.59	$26.54	$19.18	$16.08	$15.79	$12.52	$9.30	$15.88	$15.02	$14.19
Value at end of period	$26.11	$27.59	$26.54	$19.18	$16.08	$15.79	$12.52	$9.30	$15.88	$15.02
Number of accumulation units outstanding at end of period	25,612	31,201	40,430	58,789	26,236	41,703	43,059	24,878	23,224	8,320
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.62	$13.63	$13.41	$11.66	$10.70	$8.40	$6.21	$10.14	$12.37	$11.68
Value at end of period	$18.06	$17.62	$13.63	$13.41	$11.66	$10.70	$8.40	$6.21	$10.14	$12.37
Number of accumulation units outstanding at end of period	5,964	11,406	25,186	19,927	11,910	25,042	19,687	13,197	8,974	12,480
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$18.13	$16.13	$12.01	$10.73	$11.30	$10.12	$7.72	$12.74	$13.40	
Value at end of period	$18.60	$18.13	$16.13	$12.01	$10.73	$11.30	$10.12	$7.72	$12.74	
Number of accumulation units outstanding at end of period	0	0	0	0	35,942	39,478	40,665	41,808	35,698	
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$16.95	$16.30	$11.69	$10.27	$10.59	$8.48	$6.83	$9.53		
Value at end of period	$16.39	$16.95	$16.30	$11.69	$10.27	$10.59	$8.48	$6.83		
Number of accumulation units outstanding at end of period	0	0	5,944	0	0	0	0	2,536		
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$23.49	$22.24	$16.42	$14.38	$16.21	$12.68	$9.15	$15.09	$13.24	$12.72
Value at end of period	$23.01	$23.49	$22.24	$16.42	$14.38	$16.21	$12.68	$9.15	$15.09	$13.24
Number of accumulation units outstanding at end of period	22,609	19,986	27,930	33,375	13,591	29,479	24,061	19,202	13,504	9,268
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$20.58	$18.92	$14.06	$11.90	$12.19	$10.63	$8.30	$12.40		
Value at end of period	$19.28	$20.58	$18.92	$14.06	$11.90	$12.19	$10.63	$8.30		
Number of accumulation units outstanding at end of period	9,344	7,679	7,568	44,041	4,054	0	0	4,684		
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$10.63	$10.44								
Value at end of period	$10.35	$10.63								
Number of accumulation units outstanding at end of period	0	101,991								

CFI 43

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$14.32	$14.26	$15.19	$12.81	$14.42					
Value at end of period	$12.01	$14.32	$14.26	$15.19	$12.81					
Number of accumulation units outstanding at end of period	0	0	13,077	15,427	3,511					
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$28.05	$24.48	$18.68	$15.62	$15.39	$12.56	$10.03	$15.04	$14.74	$14.78
Value at end of period	$27.11	$28.05	$24.48	$18.68	$15.62	$15.39	$12.56	$10.03	$15.04	$14.74
Number of accumulation units outstanding at end of period	7,333	9,370	25,283	25,737	2,497	2,801	4,183	3,746	3,531	2,064
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$22.96	$21.28	$15.39	$13.02	$14.51					
Value at end of period	$22.01	$22.96	$21.28	$15.39	$13.02					
Number of accumulation units outstanding at end of period	7	0	0	0	272					
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$19.67	$19.34	$15.30	$12.65	$13.85	$12.01	$8.65	$14.58	$13.77	$13.44
Value at end of period	$20.35	$19.67	$19.34	$15.30	$12.65	$13.85	$12.01	$8.65	$14.58	$13.77
Number of accumulation units outstanding at end of period	2,158	3,194	6,416	32,977	9,594	4,570	5,007	10,068	6,487	6,104
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$19.61	$19.66	$17.60	$15.25	$15.45	$13.06	$7.72			
Value at end of period	$18.60	$19.61	$19.66	$17.60	$15.25	$15.45	$13.06			
Number of accumulation units outstanding at end of period	0	0	0	0	61	1,638	429			
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$22.46	$20.12	$16.54	$14.51	$14.17	$12.48	$9.41	$13.04	$12.55	$12.06
Value at end of period	$23.53	$22.46	$20.12	$16.54	$14.51	$14.17	$12.48	$9.41	$13.04	$12.55
Number of accumulation units outstanding at end of period	40,319	29,366	36,590	51,633	15,412	79,238	66,795	31,840	21,966	24,305
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$21.35	$19.16	$14.22	$12.29	$12.81	$10.00	$6.86	$12.10	$10.71	$10.77
Value at end of period	$21.71	$21.35	$19.16	$14.22	$12.29	$12.81	$10.00	$6.86	$12.10	$10.71
Number of accumulation units outstanding at end of period	1,253	1,180	1,100	2,853	1,312	841	1,354	928	258	113
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$23.86	$21.44	$15.97	$13.83	$14.44	$11.31	$7.77	$13.75	$12.21	$12.28
Value at end of period	$24.18	$23.86	$21.44	$15.97	$13.83	$14.44	$11.31	$7.77	$13.75	$12.21
Number of accumulation units outstanding at end of period	88	87	1,352	1,351	1,351	1,351	1,352	1,352	1,352	1,329
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$20.50	$19.17	$14.84	$12.72	$12.89	$11.26	$7.22			
Value at end of period	$19.00	$20.50	$19.17	$14.84	$12.72	$12.89	$11.26			
Number of accumulation units outstanding at end of period	20,874	17,924	18,925	2,654	967	31,712	25,676			
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$22.99	$21.28	$15.37	$13.00	$13.22	$11.38	$8.01	$12.52		
Value at end of period	$25.32	$22.99	$21.28	$15.37	$13.00	$13.22	$11.38	$8.01		
Number of accumulation units outstanding at end of period	2,492	2,728	2,639	3,667	3,630	0	0	2,222		
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2013)										
Value at beginning of period	$20.79	$21.46	$21.17							
Value at end of period	$19.17	$20.79	$21.46							
Number of accumulation units outstanding at end of period	5,018	4,753	4,521							

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
WANGER INTERNATIONAL										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$12.52	$13.17	$10.82	$8.95	$10.54	$8.48	$5.70	$10.53	$11.16	
Value at end of period	$12.46	$12.52	$13.17	$10.82	$8.95	$10.54	$8.48	$5.70	$10.53	
Number of accumulation units outstanding at end of period	602	595	292	14,238	14,510	13,487	13,251	9,542	7,447	
WASHINGTON MUTUAL INVESTORS FUND^SM (CLASS R-3)										
Value at beginning of period	$20.33	$18.41	$14.05	$12.58	$11.84	$10.51	$8.90	$13.39	$12.97	$12.75
Value at end of period	$20.16	$20.33	$18.41	$14.05	$12.58	$11.84	$10.51	$8.90	$13.39	$12.97
Number of accumulation units outstanding at end of period	30,888	73,777	99,401	97,018	68,259	1,599	5,604	5,313	4,844	4,396
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$24.20	$22.68	$16.52	$14.65	$15.06	$12.36	$9.58	$14.12	$15.45	$15.51
Value at end of period	$22.96	$24.20	$22.68	$16.52	$14.65	$15.06	$12.36	$9.58	$14.12	$15.45
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	2,036	3,368	3,187	2,886

TABLE 9
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.40%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALGER CAPITAL APPRECIATION FUND (CLASS A)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$20.89	$18.56	$13.83	$13.70						
Value at end of period	$22.09	$20.89	$18.56	$13.83						
Number of accumulation units outstanding at end of period	35,388	15,316	13,467	13,138						
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC. (CLASS A)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$19.10	$17.66	$13.23	$11.32	$10.79	$9.60	$7.98	$13.56		
Value at end of period	$19.21	$19.10	$17.66	$13.23	$11.32	$10.79	$9.60	$7.98		
Number of accumulation units outstanding at end of period	0	0	4	4	4	4	834	0		
ALLIANZGI NFJ SMALL-CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during December 2008)										
Value at beginning of period	$26.95	$26.69	$20.41	$18.61	$18.33	$14.77	$11.99	$11.33		
Value at end of period	$24.57	$26.95	$26.69	$20.41	$18.61	$18.33	$14.77	$11.99		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	2,668	1,221		
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$21.12	$18.64	$15.28	$15.35						
Value at end of period	$20.90	$21.12	$18.64	$15.28						
Number of accumulation units outstanding at end of period	22,341	16,292	16,621	18,639						
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2010)										
Value at beginning of period	$20.72	$19.11	$14.83	$13.61	$13.44	$12.29				
Value at end of period	$20.00	$20.72	$19.11	$14.83	$13.61	$13.44				
Number of accumulation units outstanding at end of period	3,453	2,362	1,985	0	0	2,482				
AMERICAN BALANCED FUND® (CLASS R-3)										
Value at beginning of period	$19.37	$17.93	$14.83	$13.08	$12.69	$11.31	$9.41	$12.75	$12.05	$12.03
Value at end of period	$19.55	$19.37	$17.93	$14.83	$13.08	$12.69	$11.31	$9.41	$12.75	$12.05
Number of accumulation units outstanding at end of period	44,906	147,404	149,662	165,853	147,369	78,895	68,948	24,622	14,442	33,890

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during December 2011)										
Value at beginning of period	$12.26	$12.03	$13.34	$12.60	$12.60					
Value at end of period	$11.91	$12.26	$12.03	$13.34	$12.60					
Number of accumulation units outstanding at end of period	9,584	4,219	4,145	34,361	13,404					
ARIEL APPRECIATION FUND (INVESTOR CLASS)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$23.09	$21.51	$14.82	$12.51	$13.61	$11.46	$7.09	$11.08		
Value at end of period	$21.50	$23.09	$21.51	$14.82	$12.51	$13.61	$11.46	$7.09		
Number of accumulation units outstanding at end of period	360	360	334	269	2,371	18,154	14,457	15,380		
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$21.77	$19.77	$13.77	$11.53	$13.10	$10.48	$6.46	$12.58	$14.40	
Value at end of period	$20.72	$21.77	$19.77	$13.77	$11.53	$13.10	$10.48	$6.46	$12.58	
Number of accumulation units outstanding at end of period	0	0	0	8,456	7,337	19,528	23,475	17,660	15,034	
BLACKROCK EQUITY DIVIDEND FUND (INVESTOR A SHARES)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$18.59	$17.13	$15.85							
Value at end of period	$18.42	$18.59	$17.13							
Number of accumulation units outstanding at end of period	27,354	24,431	24,194							
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$24.77	$23.39	$21.79							
Value at end of period	$22.94	$24.77	$23.39							
Number of accumulation units outstanding at end of period	3,863	2,838	2,996							
CAPITAL WORLD GROWTH AND INCOME FUND℠ (CLASS R-3)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$19.12	$18.52	$16.83							
Value at end of period	$18.57	$19.12	$18.52							
Number of accumulation units outstanding at end of period	8,458	6,449	6,163							
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS R4)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$14.17	$12.73	$9.74	$8.52	$9.06	$7.83	$6.18			
Value at end of period	$13.83	$14.17	$12.73	$9.74	$8.52	$9.06	$7.83			
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	1,559			
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during December 2008)										
Value at beginning of period	$16.16	$14.52	$10.81	$9.33	$9.81	$8.03	$6.11	$5.95		
Value at end of period	$15.23	$16.16	$14.52	$10.81	$9.33	$9.81	$8.03	$6.11		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	609	493		
EUROPACIFIC GROWTH FUND® (CLASS R-3)										
Value at beginning of period	$20.66	$21.37	$17.91	$15.12	$17.63	$16.22	$11.74	$19.89	$16.84	$16.51
Value at end of period	$20.35	$20.66	$21.37	$17.91	$15.12	$17.63	$16.22	$11.74	$19.89	$16.84
Number of accumulation units outstanding at end of period	64,144	57,815	53,725	57,591	87,967	103,113	61,042	54,287	13,319	8,327
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$24.70	$22.24	$17.08	$14.79	$15.29	$13.15	$9.77	$17.13	$14.68	$14.76
Value at end of period	$24.66	$24.70	$22.24	$17.08	$14.79	$15.29	$13.15	$9.77	$17.13	$14.68
Number of accumulation units outstanding at end of period	52,802	153,905	148,401	147,750	190,802	141,619	49,269	29,734	6,798	15,009

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$18.49	$17.14	$13.48	$11.59	$11.57	$10.13	$7.84	$12.83		
Value at end of period	$17.61	$18.49	$17.14	$13.48	$11.59	$11.57	$10.13	$7.84		
Number of accumulation units outstanding at end of period	10,259	10,765	1,089	616	1,139	7,327	0	5,036		
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$19.20	$17.39	$12.85	$11.30	$11.37	$9.23	$7.25	$12.67		
Value at end of period	$20.41	$19.20	$17.39	$12.85	$11.30	$11.37	$9.23	$7.25		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	2,874	1,935		
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$24.49	$23.47	$18.85	$16.73	$17.35	$15.72	$13.07	$17.96	$18.22	
Value at end of period	$23.46	$24.49	$23.47	$18.85	$16.73	$17.35	$15.72	$13.07	$17.96	
Number of accumulation units outstanding at end of period	10,160	12,454	13,372	9,243	17,810	17,670	14,300	21,454	13,999	
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$24.77	$24.78	$18.30	$15.55	$16.26	$12.75	$9.93	$14.92	$15.38	$15.54
Value at end of period	$22.81	$24.77	$24.78	$18.30	$15.55	$16.26	$12.75	$9.93	$14.92	$15.38
Number of accumulation units outstanding at end of period	5,262	33,814	27,964	21,105	19,627	560	599	2,142	951	5
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)										
(Funds were first received in this option during April 2015)										
Value at beginning of period	$24.16									
Value at end of period	$22.12									
Number of accumulation units outstanding at end of period	3,886									
FUNDAMENTAL INVESTORS^{SM} (CLASS R-3)										
(Funds were first received in this option during December 2008)										
Value at beginning of period	$14.67	$13.57	$10.39	$8.93	$9.17	$8.10	$6.12	$5.92		
Value at end of period	$15.05	$14.67	$13.57	$10.39	$8.93	$9.17	$8.10	$6.12		
Number of accumulation units outstanding at end of period	4,640	2,968	2,082	0	0	5,447	9,987	1,879		
INVESCO GLOBAL HEALTH CARE FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$70.52	$58.92	$41.57	$34.61	$33.40	$32.10	$25.33	$35.57	$34.89	
Value at end of period	$72.22	$70.52	$58.92	$41.57	$34.61	$33.40	$32.10	$25.33	$35.57	
Number of accumulation units outstanding at end of period	0	0	0	0	0	834	802	603	505	
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$20.45	$19.68	$15.31	$13.95	$14.96	$13.37	$10.33	$13.61		
Value at end of period	$19.46	$20.45	$19.68	$15.31	$13.95	$14.96	$13.37	$10.33		
Number of accumulation units outstanding at end of period	12,289	10,420	8,687	24	24	116	1,969	1,740		
INVESCO SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during December 2013)										
Value at beginning of period	$28.17	$26.45	$26.45							
Value at end of period	$25.53	$28.17	$26.45							
Number of accumulation units outstanding at end of period	481	124	28							
LORD ABBETT DEVELOPING GROWTH FUND, INC. (CLASS A)										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$25.06	$24.42	$15.63	$14.24	$14.57	$13.44				
Value at end of period	$22.70	$25.06	$24.42	$15.63	$14.24	$14.57				
Number of accumulation units outstanding at end of period	1,426	888	716	0	0	1,197				

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
LORD ABBETT FUNDAMENTAL EQUITY FUND (CLASS A)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$18.68	$17.57	$12.94	$12.80						
Value at end of period	$17.98	$18.68	$17.57	$12.94						
Number of accumulation units outstanding at end of period	2,899	3,427	4,019	4,146						
LORD ABBETT MID CAP STOCK FUND, INC. (CLASS A)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$21.31	$19.21	$14.83	$13.03	$13.65	$10.94	$8.69	$14.43	$16.20	
Value at end of period	$20.43	$21.31	$19.21	$14.83	$13.03	$13.65	$10.94	$8.69	$14.43	
Number of accumulation units outstanding at end of period	13,856	0	0	0	18,471	8,175	7,920	8,582	8,354	
LORD ABBETT RESEARCH FUND, INC. - SMALL-CAP VALUE SERIES (CLASS A)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$27.26	$26.92	$20.26	$18.43	$19.44	$15.49	$12.01	$17.52	$17.52	
Value at end of period	$26.78	$27.26	$26.92	$20.26	$18.43	$19.44	$15.49	$12.01	$17.52	
Number of accumulation units outstanding at end of period	13,064	13,156	12,037	106	106	18,911	18,576	18,147	5,141	
MASSACHUSETTS INVESTORS GROWTH STOCK FUND (CLASS A)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$21.47	$19.37	$14.98	$12.90	$12.81	$11.29	$8.09	$12.92	$12.50	
Value at end of period	$21.32	$21.47	$19.37	$14.98	$12.90	$12.81	$11.29	$8.09	$12.92	
Number of accumulation units outstanding at end of period	2,720	1,758	2,277	2,387	0	20,727	16,922	13,177	16,497	
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$17.39	$15.89	$11.61	$10.55	$10.97	$9.02	$6.97	$11.49		
Value at end of period	$17.17	$17.39	$15.89	$11.61	$10.55	$10.97	$9.02	$6.97		
Number of accumulation units outstanding at end of period	11,833	13,933	14,388	8,853	31,117	7,996	0	0		
NEW PERSPECTIVE FUND® (CLASS R-3)										
Value at beginning of period	$22.58	$22.04	$17.50	$14.60	$15.92	$14.22	$10.42	$16.89	$14.66	$14.48
Value at end of period	$23.61	$22.58	$22.04	$17.50	$14.60	$15.92	$14.22	$10.42	$16.89	$14.66
Number of accumulation units outstanding at end of period	14,753	17,478	11,081	6,276	4,734	6,685	4,448	8,843	0	635
OPPENHEIMER CAPITAL APPRECIATION FUND (CLASS A)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$17.63	$15.42	$12.00	$10.62	$10.85	$10.00	$7.01	$11.58		
Value at end of period	$18.09	$17.63	$15.42	$12.00	$10.62	$10.85	$10.00	$7.01		
Number of accumulation units outstanding at end of period	0	0	140	144	186	8,110	17,360	5,199		
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$35.65	$37.67	$34.98	$29.12	$35.77	$28.34	$15.69	$30.36	$25.87	
Value at end of period	$30.45	$35.65	$37.67	$34.98	$29.12	$35.77	$28.34	$15.69	$30.36	
Number of accumulation units outstanding at end of period	9,236	9,671	8,832	4,179	3,931	10,049	17,274	14,421	12,946	
OPPENHEIMER GOLD & SPECIAL MINERALS FUND (CLASS A)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$5.10	$6.06	$11.69	$12.94	$17.52	$12.46				
Value at end of period	$3.89	$5.10	$6.06	$11.69	$12.94	$17.52				
Number of accumulation units outstanding at end of period	0	0	0	0	0	2,145				
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$17.28	$16.09	$13.92	$12.58	$12.89	$11.59	$9.61	$13.95	$13.88	
Value at end of period	$17.08	$17.28	$16.09	$13.92	$12.58	$12.89	$11.59	$9.61	$13.95	
Number of accumulation units outstanding at end of period	1,152	0	0	5	0	2	4	13	9	

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$14.62	$14.27	$15.82	$14.64	$13.20	$12.29	$10.45	$11.74		
Value at end of period	$14.13	$14.62	$14.27	$15.82	$14.64	$13.20	$12.29	$10.45		
Number of accumulation units outstanding at end of period	7,944	6,379	4,335	0	18,825	3,318	480	27,142		
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$7.55	$8.27								
Value at end of period	$6.34	$7.55								
Number of accumulation units outstanding at end of period	6,122	5,455								
PIONEER HIGH YIELD FUND (CLASS A)										
Value at beginning of period	$18.15	$18.29	$16.38	$14.33	$14.68	$12.56	$7.80	$12.45	$11.72	$11.74
Value at end of period	$17.16	$18.15	$18.29	$16.38	$14.33	$14.68	$12.56	$7.80	$12.45	$11.72
Number of accumulation units outstanding at end of period	22,959	9,990	4,167	5,110	26,894	35,390	33,187	26,821	17,416	6,252
PIONEER STRATEGIC INCOME FUND (CLASS A)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$12.85	$12.36	$12.25	$11.52						
Value at end of period	$12.59	$12.85	$12.36	$12.25						
Number of accumulation units outstanding at end of period	54,780	77,412	78,762	95,467						
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$25.73	$23.47	$18.00	$15.19	$16.10	$13.95	$9.59	$13.91		
Value at end of period	$24.62	$25.73	$23.47	$18.00	$15.19	$16.10	$13.95	$9.59		
Number of accumulation units outstanding at end of period	0	0	13	21	24	3,091	16,976	5,053		
TEMPLETON FOREIGN FUND (CLASS A)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$17.28	$19.49	$15.41	$13.08	$15.07	$13.98	$9.39	$17.52	$17.42	
Value at end of period	$15.96	$17.28	$19.49	$15.41	$13.08	$15.07	$13.98	$9.39	$17.52	
Number of accumulation units outstanding at end of period	17,871	64,273	66,031	51,357	47,071	14,184	4,514	1,192	1,068	
THE GROWTH FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$21.95	$20.23	$15.22	$12.72	$13.46	$12.07	$9.04	$14.93	$13.56	$13.61
Value at end of period	$22.97	$21.95	$20.23	$15.22	$12.72	$13.46	$12.07	$9.04	$14.93	$13.56
Number of accumulation units outstanding at end of period	108,264	126,005	107,209	80,514	128,799	155,544	104,347	108,075	47,018	13,628
THE INCOME FUND OF AMERICA® (CLASS R-3)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$19.88	$18.48	$15.76	$14.18	$13.53	$12.17	$9.85	$13.97	$14.13	
Value at end of period	$19.44	$19.88	$18.48	$15.76	$14.18	$13.53	$12.17	$9.85	$13.97	
Number of accumulation units outstanding at end of period	11,220	32,435	28,180	19,058	21,511	0	3,851	3,600	1,601	
VANGUARD® EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$22.40	$20.31	$18.93							
Value at end of period	$22.37	$22.40	$20.31							
Number of accumulation units outstanding at end of period	10,076	10,466	11,412							
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO										
(Funds were first received in this option during October 2011)										
Value at beginning of period	$24.09	$23.53	$16.22	$14.29	$13.53					
Value at end of period	$23.19	$24.09	$23.53	$16.22	$14.29					
Number of accumulation units outstanding at end of period	0	0	0	3	1					
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$12.76	$12.79	$13.41	$12.51	$12.14	$10.55	$8.73	$10.64		
Value at end of period	$12.14	$12.76	$12.79	$13.41	$12.51	$12.14	$10.55	$8.73		
Number of accumulation units outstanding at end of period	20,180	22,159	23,050	40,844	0	0	3,016	2,857		

CFI 49

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$10.03									
Value at end of period	$9.41									
Number of accumulation units outstanding at end of period	14,901									
VOYA GNMA INCOME FUND (CLASS A)										
Value at beginning of period	$15.03	$14.38	$14.71	$14.35	$13.41	$12.68	$12.13	$11.39	$10.81	$10.83
Value at end of period	$15.20	$15.03	$14.38	$14.71	$14.35	$13.41	$12.68	$12.13	$11.39	$10.81
Number of accumulation units outstanding at end of period	22,037	19,889	23,884	32,411	32,335	21,389	76,545	5,789	112	11,268
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2008)										
Value at beginning of period	$17.67	$17.56	$16.71	$14.72	$14.17	$12.47	$11.98	$8.17		
Value at end of period	$17.23	$17.67	$17.56	$16.71	$14.72	$14.17	$12.47	$8.39		
Number of accumulation units outstanding at end of period	25,348	25,394	34,041	56,228	24,486	12,323	2,337	1,135		
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$19.27	$17.06	$12.93	$11.39	$11.49	$10.17	$8.32	$13.36	$12.82	$12.75
Value at end of period	$19.27	$19.27	$17.06	$12.93	$11.39	$11.49	$10.17	$8.32	$13.36	$12.82
Number of accumulation units outstanding at end of period	44,842	49,573	48,872	51,824	66,376	85,565	51,331	31,573	23,525	7,767
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$23.07	$21.23	$15.90	$13.62	$13.89	$11.49	$8.79	$14.19	$13.56	$13.69
Value at end of period	$22.48	$23.07	$21.23	$15.90	$13.62	$13.89	$11.49	$8.79	$14.19	$13.56
Number of accumulation units outstanding at end of period	6,439	34,447	32,271	32,421	30,522	12,136	7,067	11,676	5,998	84
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$21.39	$20.45	$14.44	$12.96	$13.16	$10.80	$8.72	$13.23	$14.22	$14.28
Value at end of period	$20.54	$21.39	$20.45	$14.44	$12.96	$13.16	$10.80	$8.72	$13.23	$14.22
Number of accumulation units outstanding at end of period	6,809	16,337	14,422	13,407	12,107	4,476	4,214	2,589	1,977	3,375
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$15.56	$14.81	$13.93							
Value at end of period	$15.25	$15.56	$14.81							
Number of accumulation units outstanding at end of period	57,480	51,128	46,162							
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$16.56	$15.72	$14.60							
Value at end of period	$16.20	$16.56	$15.72							
Number of accumulation units outstanding at end of period	41,658	39,557	39,197							
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$17.11	$16.21	$14.94							
Value at end of period	$16.70	$17.11	$16.21							
Number of accumulation units outstanding at end of period	44,798	32,927	28,270							
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$16.55	$15.66	$14.42							
Value at end of period	$16.15	$16.55	$15.66							
Number of accumulation units outstanding at end of period	412	1,448	1,055							
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$13.43	$12.75	$12.33							
Value at end of period	$13.21	$13.43	$12.75							
Number of accumulation units outstanding at end of period	12,406	3,502	3,241							

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA INTERMEDIATE BOND FUND (CLASS A)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$15.39	$14.51	$14.68	$13.54	$12.62	$11.55	$10.28	$11.70		
Value at end of period	$15.38	$15.39	$14.51	$14.68	$13.54	$12.62	$11.55	$10.28		
Number of accumulation units outstanding at end of period	8,772	23,902	20,862	22,188	20,287	15,848	28,459	17,556		
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$15.29	$14.44	$14.57	$13.41	$12.57	$11.53	$10.41	$11.46	$10.89	$10.93
Value at end of period	$15.26	$15.29	$14.44	$14.57	$13.41	$12.57	$11.53	$10.41	$11.46	$10.89
Number of accumulation units outstanding at end of period	93,253	54,637	37,581	53,282	45,662	49,915	30,933	11,721	3,945	26,446
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.83									
Value at end of period	$9.24									
Number of accumulation units outstanding at end of period	5,985									
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$17.87	$16.77								
Value at end of period	$18.88	$17.87								
Number of accumulation units outstanding at end of period	326	2,404								
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$14.10	$12.91	$9.94	$8.73	$8.50	$7.17	$6.41	$9.44		
Value at end of period	$13.37	$14.10	$12.91	$9.94	$8.73	$8.50	$7.17	$6.41		
Number of accumulation units outstanding at end of period	14,500	22,171	16,363	0	7,368	6,312	2,543	16,470		
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$14.07	$12.89	$9.91	$8.71	$8.63					
Value at end of period	$13.35	$14.07	$12.89	$9.91	$8.71					
Number of accumulation units outstanding at end of period	54,041	55,822	55,709	66,097	61,224					
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$13.25	$12.24	$10.19							
Value at end of period	$13.24	$13.25	$12.24							
Number of accumulation units outstanding at end of period	12,397	3,675	3,112							
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$10.75	$10.84	$10.94	$11.03	$11.13	$11.20	$11.27			
Value at end of period	$10.65	$10.75	$10.84	$10.94	$11.03	$11.13	$11.20			
Number of accumulation units outstanding at end of period	0	0	41	34	12	1,577	1,509			
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$20.37	$21.79	$17.02	$14.22	$17.34	$13.98	$9.65	$20.17		
Value at end of period	$21.91	$20.37	$21.79	$17.02	$14.22	$17.34	$13.98	$9.65		
Number of accumulation units outstanding at end of period	5,709	7,145	8,847	7,941	14,283	15,018	0	3,510		
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$16.29	$14.24	$10.98	$10.01	$10.54	$9.14	$7.40	$10.69		
Value at end of period	$16.11	$16.29	$14.24	$10.98	$10.01	$10.54	$9.14	$7.40		
Number of accumulation units outstanding at end of period	0	0	0	0	14,346	14,516	381	11,480		
VOYA REAL ESTATE FUND (CLASS A)										
Value at beginning of period	$27.96	$21.56	$21.27	$18.52	$17.01	$13.41	$10.38	$16.08	$19.34	$19.33
Value at end of period	$28.68	$27.96	$21.56	$21.27	$18.52	$17.01	$13.41	$10.38	$16.08	$19.34
Number of accumulation units outstanding at end of period	2,276	16,315	20,061	17,081	15,888	4,236	8,004	14,758	12,410	528

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$25.43									
Value at end of period	$26.18									
Number of accumulation units outstanding at end of period	5,850									
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$15.77	$14.06	$10.72	$9.33	$9.16	$8.11				
Value at end of period	$16.00	$15.77	$14.06	$10.72	$9.33	$9.16				
Number of accumulation units outstanding at end of period	15,940	10,151	10,904	4,281	24,506	887				
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$17.41	$15.55	$11.66	$11.35						
Value at end of period	$16.81	$17.41	$15.55	$11.66						
Number of accumulation units outstanding at end of period	15,958	9,931	10,835	1,185						
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$17.43	$16.72	$12.13	$10.52	$11.02	$9.35				
Value at end of period	$16.53	$17.43	$16.72	$12.13	$10.52	$11.02				
Number of accumulation units outstanding at end of period	4,037	0	0	0	0	282				
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$26.06	$24.56	$17.90	$15.69	$16.16	$13.04	$10.27	$14.04		
Value at end of period	$25.75	$26.06	$24.56	$17.90	$15.69	$16.16	$13.04	$10.27		
Number of accumulation units outstanding at end of period	0	26	2,741	2,810	1,904	2,257	1,534	937		
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.65	$14.90	$12.89	$11.42	$11.85	$11.06				
Value at end of period	$15.55	$15.65	$14.90	$12.89	$11.42	$11.85				
Number of accumulation units outstanding at end of period	177,794	205,011	194,227	146,052	144,495	107,597				
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.46	$15.67	$13.09	$11.43	$12.05	$11.22				
Value at end of period	$16.29	$16.46	$15.67	$13.09	$11.43	$12.05				
Number of accumulation units outstanding at end of period	155,328	164,951	156,942	119,545	128,617	137,137				
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$17.06	$16.18	$13.18	$11.47	$12.17	$11.27				
Value at end of period	$16.81	$17.06	$16.18	$13.18	$11.47	$12.17				
Number of accumulation units outstanding at end of period	55,443	54,740	52,094	118,375	164,806	144,874				
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$16.29	$15.41	$12.54	$10.92	$11.58	$9.84				
Value at end of period	$16.06	$16.29	$15.41	$12.54	$10.92	$11.58				
Number of accumulation units outstanding at end of period	16,223	5,817	3,512	3,608	1,312	1,841				
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$13.46	$12.80	$12.02	$11.01	$11.03	$10.51				
Value at end of period	$13.39	$13.46	$12.80	$12.02	$11.01	$11.03				
Number of accumulation units outstanding at end of period	115,575	15,896	22,574	25,034	26,605	45,213				

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$16.29	$15.36	$13.78	$12.34	$12.19	$11.03	$9.41	$12.38	$12.28	
Value at end of period	$16.17	$16.29	$15.36	$13.78	$12.34	$12.19	$11.03	$9.41	$12.38	
Number of accumulation units outstanding at end of period	23,446	0	17	27	28	6,201	14,470	11,446	4,224	
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$17.21	$16.24	$13.34	$11.67	$12.08	$10.75	$8.63	$13.57	$13.99	
Value at end of period	$16.91	$17.21	$16.24	$13.34	$11.67	$12.08	$10.75	$8.63	$13.57	
Number of accumulation units outstanding at end of period	22,036	0	0	0	0	12,324	48,547	21,572	1,798	
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$16.68	$15.72	$13.56	$12.00	$12.14	$10.89	$8.99	$13.00	$13.21	
Value at end of period	$16.49	$16.68	$15.72	$13.56	$12.00	$12.14	$10.89	$8.99	$13.00	
Number of accumulation units outstanding at end of period	27,346	279	313	333	323	19,795	34,976	17,954	11,294	
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2015)										
Value at beginning of period	$12.76									
Value at end of period	$12.64									
Number of accumulation units outstanding at end of period	2,007									
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$27.60	$24.64	$18.83	$16.25	$16.85	$13.86	$10.15			
Value at end of period	$27.01	$27.60	$24.64	$18.83	$16.25	$16.85	$13.86			
Number of accumulation units outstanding at end of period	16,447	13,599	8,389	1,193	14,346	12,628	20			
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$27.44	$26.40	$19.09	$16.02	$15.73	$12.49	$9.27	$15.85	$15.00	$15.18
Value at end of period	$25.96	$27.44	$26.40	$19.09	$16.02	$15.73	$12.49	$9.27	$15.85	$15.00
Number of accumulation units outstanding at end of period	31,953	17,768	7,095	6,607	41,895	42,403	28,888	23,204	7,965	1,675
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$17.55	$13.58	$13.37	$11.63	$10.67	$8.38	$6.20	$10.13	$10.45	
Value at end of period	$17.97	$17.55	$13.58	$13.37	$11.63	$10.67	$8.38	$6.20	$10.13	
Number of accumulation units outstanding at end of period	33,186	35,471	35,739	25,330	17,430	14,845	14,360	5,669	266	
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$18.03	$16.05	$11.96	$10.69	$11.83					
Value at end of period	$18.49	$18.03	$16.05	$11.96	$10.69					
Number of accumulation units outstanding at end of period	4,596	5,045	1,921	0	2,037					
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$16.87	$16.24	$11.65	$10.24	$10.57	$8.47	$6.82	$10.38		
Value at end of period	$16.31	$16.87	$16.24	$11.65	$10.24	$10.57	$8.47	$6.82		
Number of accumulation units outstanding at end of period	2,441	87	87	87	87	0	0	0		
VY® FMR[SM] DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$23.37	$22.14	$16.35	$14.33	$16.17	$12.65	$9.13	$15.07	$15.06	
Value at end of period	$22.89	$23.37	$22.14	$16.35	$14.33	$16.17	$12.65	$9.13	$15.07	
Number of accumulation units outstanding at end of period	25,618	21,093	23,471	26,662	33,934	32,055	26,926	26,965	12,627	

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$20.47	$18.83	$14.00	$11.85	$12.15	$10.59	$8.28	$13.08	$13.59	
Value at end of period	$19.17	$20.47	$18.83	$14.00	$11.85	$12.15	$10.59	$8.28	$13.08	
Number of accumulation units outstanding at end of period	0	0	0	6,790	42,218	33,911	6,285	7,537	6,200	
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$10.63	$10.44								
Value at end of period	$10.34	$10.63								
Number of accumulation units outstanding at end of period	29,722	37,328								
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$14.26	$14.20	$15.14	$12.78	$15.71	$13.13	$7.69	$14.75		
Value at end of period	$11.95	$14.26	$14.20	$15.14	$12.78	$15.71	$13.13	$7.69		
Number of accumulation units outstanding at end of period	15,761	5,052	5,099	4,781	23,000	17,643	0	8,204		
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$27.90	$24.36	$18.59	$15.56	$15.34	$12.52	$10.01	$15.01	$15.15	
Value at end of period	$26.95	$27.90	$24.36	$18.59	$15.56	$15.34	$12.52	$10.01	$15.01	
Number of accumulation units outstanding at end of period	15,726	44,227	35,695	33,367	33,447	30,126	1,905	5,812	526	
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$22.90	$21.24	$15.36	$15.04						
Value at end of period	$21.95	$22.90	$21.24	$15.36						
Number of accumulation units outstanding at end of period	5,537	5,620	5,938	1,170						
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$19.57	$19.25	$15.24	$12.61	$13.81	$11.98	$8.64	$14.56		
Value at end of period	$20.24	$19.57	$19.25	$15.24	$12.61	$13.81	$11.98	$8.64		
Number of accumulation units outstanding at end of period	21,779	2,781	949	1,329	22,392	20,208	0	0		
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$19.52	$19.58	$18.83							
Value at end of period	$18.51	$19.52	$19.58							
Number of accumulation units outstanding at end of period	20,047	15,031	14,366							
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$22.35	$20.03	$16.47	$14.46	$14.13	$12.45	$9.39	$13.02	$13.09	
Value at end of period	$23.40	$22.35	$20.03	$16.47	$14.46	$14.13	$12.45	$9.39	$13.02	
Number of accumulation units outstanding at end of period	55,070	71,483	72,706	66,719	64,283	40,501	15,552	22,785	3,014	
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$20.39	$19.07	$14.77	$12.67	$12.85	$11.23	$9.03	$14.11	$13.76	$13.68
Value at end of period	$18.89	$20.39	$19.07	$14.77	$12.67	$12.85	$11.23	$9.03	$14.11	$13.76
Number of accumulation units outstanding at end of period	15,604	26,054	30,325	41,382	34,623	26,834	31,908	24,263	17,635	4,075
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$22.86	$21.17	$15.30	$12.95	$13.18	$11.35	$7.99	$13.92	$13.98	
Value at end of period	$25.17	$22.86	$21.17	$15.30	$12.95	$13.18	$11.35	$7.99	$13.92	
Number of accumulation units outstanding at end of period	27,151	15,859	1,071	7,460	2,350	2,789	5,719	3,001	2,059	

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$16.62	$16.89	$14.84	$12.56	$14.40	$12.72	$9.29	$17.53		
Value at end of period	$16.38	$16.62	$16.89	$14.84	$12.56	$14.40	$12.72	$9.29		
Number of accumulation units outstanding at end of period	0	2,145	2,228	2,736	2,412	0	369	193		
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$12.41	$13.38	$11.20	$9.48	$10.84	$10.02	$7.64			
Value at end of period	$11.92	$12.41	$13.38	$11.20	$9.48	$10.84	$10.02			
Number of accumulation units outstanding at end of period	7,109	7,243	8,415	8,710	0	0	9			
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$20.70	$21.38	$16.42	$13.54	$14.41	$13.42	$10.17	$16.94	$17.22	
Value at end of period	$19.08	$20.70	$21.38	$16.42	$13.54	$14.41	$13.42	$10.17	$16.94	
Number of accumulation units outstanding at end of period	13,709	14,717	15,118	22,892	24,665	25,044	4,007	1,867	1,302	
WANGER INTERNATIONAL										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$12.47	$13.12	$10.79	$8.93	$10.52	$8.47	$5.69	$10.10		
Value at end of period	$12.41	$12.47	$13.12	$10.79	$8.93	$10.52	$8.47	$5.69		
Number of accumulation units outstanding at end of period	8,669	15,924	17,589	9,794	0	0	2,446	1,655		
WANGER SELECT										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$17.76	$17.32	$15.68							
Value at end of period	$17.70	$17.76	$17.32							
Number of accumulation units outstanding at end of period	12,140	11,448	10,783							
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-3)										
Value at beginning of period	$20.22	$18.32	$13.99	$12.53	$11.80	$10.48	$8.87	$13.36	$12.95	$12.89
Value at end of period	$20.04	$20.22	$18.32	$13.99	$12.53	$11.80	$10.48	$8.87	$13.36	$12.95
Number of accumulation units outstanding at end of period	34,979	61,302	49,405	35,726	57,285	65,435	45,167	43,421	24,836	2,029
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$24.07	$22.56	$16.45	$14.59	$15.01	$12.33	$9.55	$13.42		
Value at end of period	$22.82	$24.07	$22.56	$16.45	$14.59	$15.01	$12.33	$9.55		
Number of accumulation units outstanding at end of period	0	0	0	0	0	5,409	5,977	5,092		

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALLIANZGI NFJ SMALL-CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during May 2014)										
Value at beginning of period	$26.81	$27.08								
Value at end of period	$24.42	$26.81								
Number of accumulation units outstanding at end of period	2,196	2,195								
AMERICAN BALANCED FUND® (CLASS R-3)										
Value at beginning of period	$19.27	$17.84	$14.77	$13.03	$12.65	$11.28	$9.38	$12.73	$12.04	$10.85
Value at end of period	$19.44	$19.27	$17.84	$14.77	$13.03	$12.65	$11.28	$9.38	$12.73	$12.04
Number of accumulation units outstanding at end of period	0	127	0	0	0	69,208	22,804	17,376	31,686	21,336

TABLE 10

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.45%

(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$16.11	$14.86								
Value at end of period	$15.18	$16.11								
Number of accumulation units outstanding at end of period	5,673	4,634								
EUROPACIFIC GROWTH FUND® (CLASS R-3)										
Value at beginning of period	$20.55	$21.26	$17.83	$15.06	$17.57	$16.18	$11.71	$19.85	$16.81	$13.91
Value at end of period	$20.23	$20.55	$21.26	$17.83	$15.06	$17.57	$16.18	$11.71	$19.85	$16.81
Number of accumulation units outstanding at end of period	294	802	438	0	4,156	9,155	29,569	9,009	9,275	9,072
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$24.56	$22.13	$17.00	$14.73	$15.24	$13.11	$9.74	$17.09	$14.66	$13.24
Value at end of period	$24.52	$24.56	$22.13	$17.00	$14.73	$15.24	$13.11	$9.74	$17.09	$14.66
Number of accumulation units outstanding at end of period	31,418	26,700	3,468	3,332	7,266	83,353	76,731	31,158	37,755	34,072
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during August 2011)										
Value at beginning of period	$18.39	$17.06	$13.42	$11.54	$11.23					
Value at end of period	$17.51	$18.39	$17.06	$13.42	$11.54					
Number of accumulation units outstanding at end of period	2,185	2,810	0	0	619					
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$19.09	$18.01								
Value at end of period	$20.29	$19.09								
Number of accumulation units outstanding at end of period	3,562	3,184								
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
(Funds were first received in this option during May 2014)										
Value at beginning of period	$24.36	$24.47								
Value at end of period	$23.32	$24.36								
Number of accumulation units outstanding at end of period	1,379	1,378								
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$24.64	$24.66	$18.22	$15.49	$16.20	$12.72	$9.91	$14.89	$14.76	
Value at end of period	$22.67	$24.64	$24.66	$18.22	$15.49	$16.20	$12.72	$9.91	$14.89	
Number of accumulation units outstanding at end of period	0	199	0	0	2,021	18,415	2,759	48	35	
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)										
Value at beginning of period	$22.58	$21.13	$15.35	$13.95	$14.76	$11.57	$8.13	$14.24	$12.83	$12.72
Value at end of period	$21.99	$22.58	$21.13	$15.35	$13.95	$14.76	$11.57	$8.13	$14.24	$12.83
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	701	701
FUNDAMENTAL INVESTORS℠ (CLASS R-3)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$14.62	$13.41								
Value at end of period	$15.00	$14.62								
Number of accumulation units outstanding at end of period	7,730	10,607								
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$20.34	$19.51								
Value at end of period	$19.34	$20.34								
Number of accumulation units outstanding at end of period	10,153	9,398								
LORD ABBETT MID CAP STOCK FUND, INC. (CLASS A)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$21.20	$19.12	$14.76	$12.98	$13.60	$10.90	$7.91			
Value at end of period	$20.31	$21.20	$19.12	$14.76	$12.98	$13.60	$10.90			
Number of accumulation units outstanding at end of period	0	175	0	0	0	22,940	4,730			

CFI 56

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$17.32	$15.32								
Value at end of period	$17.09	$17.32								
Number of accumulation units outstanding at end of period	1,185	1,186								
NEW PERSPECTIVE FUND® (CLASS R-3)										
(Funds were first received in this option during August 2011)										
Value at beginning of period	$22.46	$21.93	$17.43	$14.54	$15.08					
Value at end of period	$23.47	$22.46	$21.93	$17.43	$14.54					
Number of accumulation units outstanding at end of period	323	183	0	0	234					
OPPENHEIMER CAPITAL APPRECIATION FUND (CLASS A)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$17.54	$15.34	$11.95	$10.58	$10.82	$9.97	$6.99	$12.55		
Value at end of period	$17.98	$17.54	$15.34	$11.95	$10.58	$10.82	$9.97	$6.99		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	41	302		
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$35.45	$37.49	$34.82	$29.00	$35.64	$28.25	$15.65	$30.30	$29.79	
Value at end of period	$30.27	$35.45	$37.49	$34.82	$29.00	$35.64	$28.25	$15.65	$30.30	
Number of accumulation units outstanding at end of period	1,264	1,072	17	23	0	0	2,111	2,073	741	
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$17.18	$16.01	$13.85	$12.53	$12.85	$11.56	$9.43			
Value at end of period	$16.98	$17.18	$16.01	$13.85	$12.53	$12.85	$11.56			
Number of accumulation units outstanding at end of period	9	9	9	0	0	7,942	7,165			
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$14.55	$14.22	$15.77	$14.60	$13.17	$12.27	$10.44	$11.69		
Value at end of period	$14.06	$14.55	$14.22	$15.77	$14.60	$13.17	$12.27	$10.44		
Number of accumulation units outstanding at end of period	0	0	214	177	141	0	4,365	215		
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2014)										
Value at beginning of period	$7.52	$8.95								
Value at end of period	$6.31	$7.52								
Number of accumulation units outstanding at end of period	61	354								
PIONEER HIGH YIELD FUND (CLASS A)										
Value at beginning of period	$18.05	$18.20	$16.31	$14.28	$14.63	$12.52	$7.78	$12.43	$11.70	$10.65
Value at end of period	$17.06	$18.05	$18.20	$16.31	$14.28	$14.63	$12.52	$7.78	$12.43	$11.70
Number of accumulation units outstanding at end of period	0	397	0	0	0	17,477	13,715	12,895	16,279	15,796
TEMPLETON FOREIGN FUND (CLASS A)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$17.18	$19.39	$15.35	$13.03	$15.02	$13.94	$11.17			
Value at end of period	$15.86	$17.18	$19.39	$15.35	$13.03	$15.02	$13.94			
Number of accumulation units outstanding at end of period	0	0	0	0	0	22,754	14,081			
THE GROWTH FUND OF AMERICA® (CLASS R-3)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$21.83	$20.13	$15.16	$12.67	$13.41	$12.04	$9.01	$14.90	$14.80	
Value at end of period	$22.83	$21.83	$20.13	$15.16	$12.67	$13.41	$12.04	$9.01	$14.90	
Number of accumulation units outstanding at end of period	4,668	5,873	420	0	2,776	18,667	39,038	908	290	
THE INCOME FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$19.78	$18.39	$15.69	$14.12	$13.49	$12.14	$9.83	$13.94	$13.55	$11.35
Value at end of period	$19.32	$19.78	$18.39	$15.69	$14.12	$13.49	$12.14	$9.83	$13.94	$13.55
Number of accumulation units outstanding at end of period	104	104	104	0	3,353	7,599	6,445	5,980	6,688	6,224

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VANGUARD® EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during August 2011)										
Value at beginning of period	$22.28	$20.21	$15.71	$14.00	$12.99					
Value at end of period	$22.24	$22.28	$20.21	$15.71	$14.00					
Number of accumulation units outstanding at end of period	0	0	0	0	289					
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO										
(Funds were first received in this option during August 2011)										
Value at beginning of period	$23.96	$23.42	$16.15	$14.24	$13.93					
Value at end of period	$23.06	$23.96	$23.42	$16.15	$14.24					
Number of accumulation units outstanding at end of period	0	0	0	0	3,373					
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$12.71	$12.75	$13.38	$12.48	$12.11	$10.53	$8.72	$9.40		
Value at end of period	$12.08	$12.71	$12.75	$13.38	$12.48	$12.11	$10.53	$8.72		
Number of accumulation units outstanding at end of period	0	0	4,774	4,602	4,433	0	0	3,831		
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$14.94	$14.31	$14.64	$14.30	$13.37	$12.64	$12.22			
Value at end of period	$15.11	$14.94	$14.31	$14.64	$14.30	$13.37	$12.64			
Number of accumulation units outstanding at end of period	221	195	0	0	0	0	3,661			
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$17.60	$17.49	$16.65	$15.34						
Value at end of period	$17.15	$17.60	$17.49	$16.65						
Number of accumulation units outstanding at end of period	0	0	0	230						
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$19.16	$16.97	$12.88	$11.35	$11.45	$10.14	$8.30	$13.33	$12.80	$11.27
Value at end of period	$19.16	$19.16	$16.97	$12.88	$11.35	$11.45	$10.14	$8.30	$13.33	$12.80
Number of accumulation units outstanding at end of period	4,126	4,036	0	0	0	18,578	51,915	8,630	10,666	11,170
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$22.95	$21.13	$15.83	$13.57	$13.84	$11.45	$8.77	$14.16	$13.54	$12.48
Value at end of period	$22.35	$22.95	$21.13	$15.83	$13.57	$13.84	$11.45	$8.77	$14.16	$13.54
Number of accumulation units outstanding at end of period	117	117	117	0	82	23,838	4,679	3,185	2,032	1,630
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$21.27	$20.35	$14.38	$12.90	$13.11	$10.76	$8.70	$13.20	$14.20	$12.58
Value at end of period	$20.41	$21.27	$20.35	$14.38	$12.90	$13.11	$10.76	$8.70	$13.20	$14.20
Number of accumulation units outstanding at end of period	0	0	0	0	82	13,191	6,633	4,821	3,815	4,306
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$15.52	$14.86								
Value at end of period	$15.20	$15.52								
Number of accumulation units outstanding at end of period	0	10,805								
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$16.52	$15.73								
Value at end of period	$16.15	$16.52								
Number of accumulation units outstanding at end of period	0	8,278								
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$17.07	$16.17								
Value at end of period	$16.65	$17.07								
Number of accumulation units outstanding at end of period	0	382								

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA INTERMEDIATE BOND FUND (CLASS A)										
Value at beginning of period	$15.31	$14.44	$14.62	$13.49	$12.58	$11.52	$10.26	$11.45	$10.87	$10.52
Value at end of period	$15.29	$15.31	$14.44	$14.62	$13.49	$12.58	$11.52	$10.26	$11.45	$10.87
Number of accumulation units outstanding at end of period	3,293	2,809	0	0	0	32,286	24,415	26,139	27,477	28,101
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$15.20	$14.37	$14.50	$13.36	$12.52	$11.49	$10.38	$11.44	$11.33	
Value at end of period	$15.17	$15.20	$14.37	$14.50	$13.36	$12.52	$11.49	$10.38	$11.44	
Number of accumulation units outstanding at end of period	5,615	72	982	757	645	4,651	4,893	231	15	
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2014)										
Value at beginning of period	$9.36	$9.17								
Value at end of period	$9.21	$9.36								
Number of accumulation units outstanding at end of period	0	7								
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$17.83	$16.74								
Value at end of period	$18.83	$17.83								
Number of accumulation units outstanding at end of period	1,425	1,297								
VOYA LARGE CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$13.34									
Value at end of period	$12.58									
Number of accumulation units outstanding at end of period	1,452									
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$14.04	$12.86	$9.90	$8.70	$8.48	$7.16	$6.40	$9.24	$9.24	
Value at end of period	$13.31	$14.04	$12.86	$9.90	$8.70	$8.48	$7.16	$6.40	$9.24	
Number of accumulation units outstanding at end of period	0	0	0	0	9,389	0	2,042	921	240	
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$13.23	$12.13								
Value at end of period	$13.22	$13.23								
Number of accumulation units outstanding at end of period	974	1,852								
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$10.69	$10.78								
Value at end of period	$10.59	$10.69								
Number of accumulation units outstanding at end of period	1,481	1,900								
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
Value at beginning of period	$20.26	$21.68	$16.95	$14.16	$17.28	$13.93	$9.62	$20.07	$18.29	$16.24
Value at end of period	$21.78	$20.26	$21.68	$16.95	$14.16	$17.28	$13.93	$9.62	$20.07	$18.29
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	8,544	0	0	2,439
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$16.22	$14.18	$10.94	$9.98	$10.51	$9.13	$7.39	$10.92		
Value at end of period	$16.04	$16.22	$14.18	$10.94	$9.98	$10.51	$9.13	$7.39		
Number of accumulation units outstanding at end of period	6,830	6,248	198	0	215	0	152	302		
VOYA REAL ESTATE FUND (CLASS A)										
Value at beginning of period	$27.80	$21.46	$21.18	$18.45	$16.96	$13.37	$10.36	$16.04	$19.31	$14.26
Value at end of period	$28.51	$27.80	$21.46	$21.18	$18.45	$16.96	$13.37	$10.36	$16.04	$19.31
Number of accumulation units outstanding at end of period	9,003	8,222	19	0	0	13,307	0	0	254	254

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$15.72	$14.02	$10.69	$9.32	$9.15	$8.21	$6.97			
Value at end of period	$15.94	$15.72	$14.02	$10.69	$9.32	$9.15	$8.21			
Number of accumulation units outstanding at end of period	284	251	413	0	0	837	667			
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2014)										
Value at beginning of period	$17.35	$16.23								
Value at end of period	$16.75	$17.35								
Number of accumulation units outstanding at end of period	10,626	9,241								
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2014)										
Value at beginning of period	$17.38	$16.32								
Value at end of period	$16.47	$17.38								
Number of accumulation units outstanding at end of period	2,916	2,548								
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$25.92	$23.68								
Value at end of period	$25.60	$25.92								
Number of accumulation units outstanding at end of period	10,976	10,127								
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.61	$14.88	$12.87	$11.41	$11.84	$11.06				
Value at end of period	$15.50	$15.61	$14.88	$12.87	$11.41	$11.84				
Number of accumulation units outstanding at end of period	4,707	3,040	0	0	0	17,376				
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.42	$15.64	$13.07	$11.42	$12.05	$11.22				
Value at end of period	$16.25	$16.42	$15.64	$13.07	$11.42	$12.05				
Number of accumulation units outstanding at end of period	1,744	1,217	0	88	3,782	1,464				
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$17.02	$16.15	$13.16	$11.46	$12.17	$11.27				
Value at end of period	$16.76	$17.02	$16.15	$13.16	$11.46	$12.17				
Number of accumulation units outstanding at end of period	165	81	0	88	772	3,589				
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during May 2014)										
Value at beginning of period	$16.25	$15.85								
Value at end of period	$16.01	$16.25								
Number of accumulation units outstanding at end of period	339	255								
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during August 2011)										
Value at beginning of period	$13.43	$12.77	$12.01	$11.00	$10.96					
Value at end of period	$13.35	$13.43	$12.77	$12.01	$11.00					
Number of accumulation units outstanding at end of period	644	0	0	0	1,040					
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$16.20	$15.29	$13.72	$12.29	$12.14	$11.00	$9.39	$12.36	$11.75	$10.91
Value at end of period	$16.07	$16.20	$15.29	$13.72	$12.29	$12.14	$11.00	$9.39	$12.36	$11.75
Number of accumulation units outstanding at end of period	319	291	177	0	0	2,870	2,869	2,869	2,899	2,805
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$17.12	$16.16	$13.28	$11.62	$12.04	$10.71	$8.61	$13.54	$12.97	$11.53
Value at end of period	$16.81	$17.12	$16.16	$13.28	$11.62	$12.04	$10.71	$8.61	$13.54	$12.97
Number of accumulation units outstanding at end of period	2,496	2,358	1,772	0	0	2,001	2,028	2,026	2,338	2,127

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$16.59	$15.64	$13.50	$11.95	$12.09	$10.86	$8.97	$12.98	$12.38	$11.20
Value at end of period	$16.40	$16.59	$15.64	$13.50	$11.95	$12.09	$10.86	$8.97	$12.98	$12.38
Number of accumulation units outstanding at end of period	1,629	1,534	1,450	0	0	1,167	1,167	1,246	1,278	960
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$12.65	$12.21								
Value at end of period	$12.59	$12.65								
Number of accumulation units outstanding at end of period	3,651	7,107								
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$27.45	$24.52	$18.75	$16.19	$16.79	$13.82	$10.23	$14.00	$14.48	$12.60
Value at end of period	$26.85	$27.45	$24.52	$18.75	$16.19	$16.79	$13.82	$10.23	$14.00	$14.48
Number of accumulation units outstanding at end of period	0	0	0	0	0	4,255	4,602	4,516	4,396	5,423
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$27.29	$26.27	$19.01	$15.96	$15.68	$12.45	$9.25	$15.82	$15.42	
Value at end of period	$25.80	$27.29	$26.27	$19.01	$15.96	$15.68	$12.45	$9.25	$15.82	
Number of accumulation units outstanding at end of period	289	2,710	15	0	0	785	1,063	663	522	
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$17.47	$13.52	$13.33	$11.60	$10.65	$8.37	$5.76			
Value at end of period	$17.89	$17.47	$13.52	$13.33	$11.60	$10.65	$8.37			
Number of accumulation units outstanding at end of period	2,713	2,428	0	0	97	0	43			
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2014)										
Value at beginning of period	$16.80	$16.25								
Value at end of period	$16.23	$16.80								
Number of accumulation units outstanding at end of period	3,460	2,917								
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$23.26	$22.05	$16.29	$14.28	$16.12	$12.62	$9.11	$15.05	$14.53	
Value at end of period	$22.76	$23.26	$22.05	$16.29	$14.28	$16.12	$12.62	$9.11	$15.05	
Number of accumulation units outstanding at end of period	257	239	0	0	5,080	9,105	11,360	10,446	12,990	
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$20.35	$18.73	$13.94	$11.80	$12.11	$10.56	$8.26	$11.74		
Value at end of period	$19.05	$20.35	$18.73	$13.94	$11.80	$12.11	$10.56	$8.26		
Number of accumulation units outstanding at end of period	0	0	0	0	0	6,153	5,469	4		
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$10.62	$10.44								
Value at end of period	$10.33	$10.62								
Number of accumulation units outstanding at end of period	635	585								
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$14.20	$14.15	$15.09	$12.74	$15.67	$13.10	$10.24			
Value at end of period	$11.89	$14.20	$14.15	$15.09	$12.74	$15.67	$13.10			
Number of accumulation units outstanding at end of period	6,083	5,504	0	0	1,893	0	2,812			

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$27.75	$24.24	$18.51	$15.49	$15.29	$12.49	$9.98	$13.89		
Value at end of period	$26.79	$27.75	$24.24	$18.51	$15.49	$15.29	$12.49	$9.98		
Number of accumulation units outstanding at end of period	0	0	0	0	0	143	16,194	10		
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$19.47	$19.16	$15.18	$12.56	$13.77	$11.95	$8.62	$14.54	$13.74	$11.73
Value at end of period	$20.13	$19.47	$19.16	$15.18	$12.56	$13.77	$11.95	$8.62	$14.54	$13.74
Number of accumulation units outstanding at end of period	21,153	18,396	34	0	0	20,345	21,131	15,806	19,345	18,664
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$22.25	$19.94	$16.41	$14.41	$14.09	$12.42	$9.37	$13.00	$12.96	
Value at end of period	$23.28	$22.25	$19.94	$16.41	$14.41	$14.09	$12.42	$9.37	$13.00	
Number of accumulation units outstanding at end of period	28,129	29,184	0	0	0	0	1,854	457	69	
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$23.60	$21.23	$16.99							
Value at end of period	$23.90	$23.60	$21.23							
Number of accumulation units outstanding at end of period	14	14	14							
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$20.28	$18.98	$14.71	$12.62	$12.80	$11.20	$9.01	$14.09	$13.74	$11.60
Value at end of period	$18.78	$20.28	$18.98	$14.71	$12.62	$12.80	$11.20	$9.01	$14.09	$13.74
Number of accumulation units outstanding at end of period	0	0	0	0	0	4,214	4,729	4,201	3,404	2,906
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$22.74	$21.07	$15.23	$12.90	$13.13	$11.32	$7.97	$13.89	$12.73	$11.31
Value at end of period	$25.02	$22.74	$21.07	$15.23	$12.90	$13.13	$11.32	$7.97	$13.89	$12.73
Number of accumulation units outstanding at end of period	896	678	0	0	0	15,537	17,282	14,305	15,796	15,364
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$20.61	$21.29	$16.37	$13.50	$14.38	$13.40	$10.88			
Value at end of period	$18.98	$20.61	$21.29	$16.37	$13.50	$14.38	$13.40			
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	21,713			
WANGER INTERNATIONAL										
(Funds were first received in this option during June 2013)										
Value at beginning of period	$12.42	$13.08	$11.34							
Value at end of period	$12.35	$12.42	$13.08							
Number of accumulation units outstanding at end of period	478	478	658							
WASHINGTON MUTUAL INVESTORS FUND^{SM} (CLASS R-3)										
(Funds were first received in this option during September 2010)										
Value at beginning of period	$20.11	$18.23	$13.93	$12.48	$11.75	$10.88				
Value at end of period	$19.92	$20.11	$18.23	$13.93	$12.48	$11.75				
Number of accumulation units outstanding at end of period	0	0	0	0	0	32,227				

CFI 62

Condensed Financial Information (continued)

TABLE 11
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.50%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALGER GREEN FUND (CLASS A)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.50	$12.96	$9.68	$8.48	$9.00	$8.26	$7.13			
Value at end of period	$13.75	$13.50	$12.96	$9.68	$8.48	$9.00	$8.26			
Number of accumulation units outstanding at end of period	259	159	95	28	12	142	5,230			
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC. (CLASS A)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$18.90	$17.49	$13.11	$11.24	$10.72	$9.54	$7.94	$13.50	$13.87	
Value at end of period	$18.99	$18.90	$17.49	$13.11	$11.24	$10.72	$9.54	$7.94	$13.50	
Number of accumulation units outstanding at end of period	0	342	0	0	0	81	3,327	6,593	2,444	
ALLIANZGI NFJ DIVIDEND VALUE FUND (CLASS A)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$22.13	$20.33	$15.91	$14.07	$13.74	$12.03				
Value at end of period	$20.08	$22.13	$20.33	$15.91	$14.07	$13.74				
Number of accumulation units outstanding at end of period	5,797	5,503	5,794	5,329	0	9,393				
ALLIANZGI NFJ SMALL-CAP VALUE FUND (CLASS A)										
Value at beginning of period	$26.66	$26.43	$20.23	$18.46	$18.21	$14.68	$11.93	$16.33	$15.50	$13.76
Value at end of period	$24.28	$26.66	$26.43	$20.23	$18.46	$18.21	$14.68	$11.93	$16.33	$15.50
Number of accumulation units outstanding at end of period	4,747	1,750	1,904	1,467	1,902	1,781	382	0	0	4,226
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$21.00	$18.56	$15.22	$13.79	$14.16	$12.30	$12.09			
Value at end of period	$20.76	$21.00	$18.56	$15.22	$13.79	$14.16	$12.30			
Number of accumulation units outstanding at end of period	933	1,018	22,336	417	5,480	40	47			
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$20.60	$19.02	$14.77	$13.58	$13.42	$11.52				
Value at end of period	$19.86	$20.60	$19.02	$14.77	$13.58	$13.42				
Number of accumulation units outstanding at end of period	679	1,003	650	253	2,308	1,498				
AMERICAN BALANCED FUND® (CLASS R-3)										
Value at beginning of period	$19.16	$17.75	$14.70	$12.98	$12.61	$11.25	$9.36	$12.70	$12.02	$10.84
Value at end of period	$19.32	$19.16	$17.75	$14.70	$12.98	$12.61	$11.25	$9.36	$12.70	$12.02
Number of accumulation units outstanding at end of period	1,506	6,135	4,463	9,466	8,504	13,238	8,334	2,362	3,647	4,232
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$12.19	$11.98	$13.29	$12.57	$11.22	$10.72	$10.39			
Value at end of period	$11.83	$12.19	$11.98	$13.29	$12.57	$11.22	$10.72			
Number of accumulation units outstanding at end of period	18,683	20,565	45,173	35,955	49,704	35,658	1,151			
ARIEL APPRECIATION FUND (INVESTOR CLASS)										
Value at beginning of period	$22.84	$21.30	$14.69	$12.42	$13.52	$11.40	$7.05	$12.00	$12.28	$11.16
Value at end of period	$21.24	$22.84	$21.30	$14.69	$12.42	$13.52	$11.40	$7.05	$12.00	$12.28
Number of accumulation units outstanding at end of period	0	1,687	0	10,780	10,574	8,673	791	90	0	0

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2014)										
Value at beginning of period	$21.54	$20.88								
Value at end of period	$20.48	$21.54								
Number of accumulation units outstanding at end of period	1,579	2,658								
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$19.58	$19.92	$16.03	$12.88	$13.99	$13.31	$13.47			
Value at end of period	$18.68	$19.58	$19.92	$16.03	$12.88	$13.99	$13.31			
Number of accumulation units outstanding at end of period	0	0	427	0	0	0	42			
BLACKROCK EQUITY DIVIDEND FUND (INVESTOR A SHARES)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$18.50	$17.06	$13.80	$12.41	$12.26					
Value at end of period	$18.31	$18.50	$17.06	$13.80	$12.41					
Number of accumulation units outstanding at end of period	2,227	23,369	25,345	17,912	4,207					
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$24.63	$23.28	$17.57	$15.62	$15.80	$12.65	$12.23			
Value at end of period	$22.79	$24.63	$23.28	$17.57	$15.62	$15.80	$12.65			
Number of accumulation units outstanding at end of period	10	1,065	140	84	21	111	46			
CAPITAL WORLD GROWTH AND INCOME FUND℠ (CLASS R-3)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$19.01	$18.43	$14.88	$12.59	$13.73	$12.85	$12.87			
Value at end of period	$18.45	$19.01	$18.43	$14.88	$12.59	$13.73	$12.85			
Number of accumulation units outstanding at end of period	11,153	11,279	13,624	10,955	8,823	13,517	1,080			
COLUMBIA℠ ACORN® FUND (CLASS A)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$18.92	$19.26								
Value at end of period	$18.44	$18.92								
Number of accumulation units outstanding at end of period	0	2,619								
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$16.06	$14.44	$10.76	$9.30	$9.78	$8.01	$5.59			
Value at end of period	$15.12	$16.06	$14.44	$10.76	$9.30	$9.78	$8.01			
Number of accumulation units outstanding at end of period	1,950	3,777	2,925	1,073	828	688	279			
CRM MID CAP VALUE FUND (INVESTOR SHARES)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$21.39	$20.37	$15.41	$13.19	$14.31	$12.15	$11.99			
Value at end of period	$20.69	$21.39	$20.37	$15.41	$13.19	$14.31	$12.15			
Number of accumulation units outstanding at end of period	11,301	10,866	12,601	12,100	7,676	15,029	118			
DODGE & COX INTERNATIONAL STOCK FUND										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$14.62	$14.75	$11.80	$9.85	$12.17					
Value at end of period	$12.83	$14.62	$14.75	$11.80	$9.85					
Number of accumulation units outstanding at end of period	2,293	2,187	1,924	0	1,172					
DODGE & COX STOCK FUND										
(Funds were first received in this option during June 2014)										
Value at beginning of period	$20.22	$19.18								
Value at end of period	$19.13	$20.22								
Number of accumulation units outstanding at end of period	6,387	5,735								

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
EATON VANCE LARGE-CAP VALUE FUND (CLASS R)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$20.54	$18.65	$14.53	$12.64	$13.33	$12.21	$11.75			
Value at end of period	$20.17	$20.54	$18.65	$14.53	$12.64	$13.33	$12.21			
Number of accumulation units outstanding at end of period	3,056	2,790	2,513	2,199	1,828	1,465	1,034			
EUROPACIFIC GROWTH FUND® (CLASS R-3)										
Value at beginning of period	$20.44	$21.16	$17.75	$15.00	$17.50	$16.13	$11.69	$19.81	$16.79	$13.90
Value at end of period	$20.11	$20.44	$21.16	$17.75	$15.00	$17.50	$16.13	$11.69	$19.81	$16.79
Number of accumulation units outstanding at end of period	33,702	36,186	29,874	23,175	19,182	32,519	38,673	28,232	32,345	17,403
FIDELITY® ADVISOR NEW INSIGHTS FUND (INSTITUTIONAL CLASS)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$19.78	$18.22	$13.85	$12.04	$12.24	$10.37				
Value at end of period	$20.12	$19.78	$18.22	$13.85	$12.04	$12.24				
Number of accumulation units outstanding at end of period	1,733	5,492	2,039	2,227	0	1,363				
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$24.43	$22.02	$16.92	$14.67	$15.19	$13.07	$9.72	$17.06	$14.64	$13.22
Value at end of period	$24.37	$24.43	$22.02	$16.92	$14.67	$15.19	$13.07	$9.72	$17.06	$14.64
Number of accumulation units outstanding at end of period	52,015	48,384	37,564	61,609	65,578	67,925	36,492	35,797	40,579	36,898
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$18.29	$16.97	$13.36	$11.50	$11.49	$10.07	$7.80	$13.73	$13.64	$11.64
Value at end of period	$17.41	$18.29	$16.97	$13.36	$11.50	$11.49	$10.07	$7.80	$13.73	$13.64
Number of accumulation units outstanding at end of period	465	6,249	14,935	14,279	14,844	14,226	16,037	10,882	135	952
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$18.99	$17.21	$12.74	$11.21	$11.29	$9.17	$7.21	$10.67		
Value at end of period	$20.17	$18.99	$17.21	$12.74	$11.21	$11.29	$9.17	$7.21		
Number of accumulation units outstanding at end of period	0	3,079	3,637	2,909	2,802	3,640	4,605	4,256		
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$24.23	$23.24	$18.68	$16.60	$17.23	$15.62	$13.01	$17.89	$18.10	
Value at end of period	$23.18	$24.23	$23.24	$18.68	$16.60	$17.23	$15.62	$13.01	$17.89	
Number of accumulation units outstanding at end of period	8,819	16,110	4,863	16,230	15,632	20,575	20,036	19,734	5,860	
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$24.51	$24.54	$18.14	$15.43	$16.14	$12.68	$9.89	$14.86	$15.33	$14.16
Value at end of period	$22.54	$24.51	$24.54	$18.14	$15.43	$16.14	$12.68	$9.89	$14.86	$15.33
Number of accumulation units outstanding at end of period	2,242	4,276	3,758	1,772	5,334	4,822	2,888	4,391	14,341	15,278
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)										
Value at beginning of period	$22.45	$21.03	$15.28	$13.89	$14.71	$11.53	$8.11	$14.21	$12.81	$12.61
Value at end of period	$21.86	$22.45	$21.03	$15.28	$13.89	$14.71	$11.53	$8.11	$14.21	$12.81
Number of accumulation units outstanding at end of period	2,651	6,046	3,417	3,290	3,075	3,228	177	0	11,457	8,746
FUNDAMENTAL INVESTORS℠ (CLASS R-3)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$14.57	$13.49	$10.34	$8.90	$9.15	$8.09	$5.69			
Value at end of period	$14.94	$14.57	$13.49	$10.34	$8.90	$9.15	$8.09			
Number of accumulation units outstanding at end of period	7,968	9,613	42,283	7,107	3,076	5,736	2,800			
INVESCO ENDEAVOR FUND (CLASS A)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$19.66	$18.39	$14.46	$14.12						
Value at end of period	$17.42	$19.66	$18.39	$14.46						
Number of accumulation units outstanding at end of period	121	9	8	1						

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
INVESCO GLOBAL HEALTH CARE FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$69.85	$58.42	$41.26	$34.38	$33.22	$31.96	$25.24	$35.48	$33.97	
Value at end of period	$71.47	$69.85	$58.42	$41.26	$34.38	$33.22	$31.96	$25.24	$35.48	
Number of accumulation units outstanding at end of period	1,214	1,580	2,215	1,506	1,518	679	614	914	1,130	
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
Value at beginning of period	$20.23	$19.48	$15.18	$13.84	$14.86	$13.29	$10.28	$14.26	$13.06	$11.83
Value at end of period	$19.23	$20.23	$19.48	$15.18	$13.84	$14.86	$13.29	$10.28	$14.26	$13.06
Number of accumulation units outstanding at end of period	2,863	3,498	12,935	17,525	15,806	15,256	12,752	11,543	15,455	16,112
INVESCO SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during March 2010)										
Value at beginning of period	$28.01	$26.33	$18.38	$15.11	$16.57	$14.18				
Value at end of period	$25.36	$28.01	$26.33	$18.38	$15.11	$16.57				
Number of accumulation units outstanding at end of period	5,942	8,010	5,559	932	1,688	4,433				
LAZARD EMERGING MARKETS EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$11.72	$13.56								
Value at end of period	$9.27	$11.72								
Number of accumulation units outstanding at end of period	5	4								
LORD ABBETT CORE FIXED INCOME FUND (CLASS A)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$11.44	$11.08								
Value at end of period	$11.30	$11.44								
Number of accumulation units outstanding at end of period	0	106,549								
LORD ABBETT DEVELOPING GROWTH FUND, INC. (CLASS A)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$24.94	$24.32	$15.58	$14.22	$15.59					
Value at end of period	$22.56	$24.94	$24.32	$15.58	$14.22					
Number of accumulation units outstanding at end of period	3,778	2,781	2,611	0	1,819					
LORD ABBETT FUNDAMENTAL EQUITY FUND (CLASS A)										
(Funds were first received in this option during October 2014)										
Value at beginning of period	$18.59	$17.74								
Value at end of period	$17.88	$18.59								
Number of accumulation units outstanding at end of period	0	182								
LORD ABBETT MID CAP STOCK FUND, INC. (CLASS A)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$21.08	$19.02	$14.70	$12.93	$13.56	$10.87	$8.64	$14.37	$15.99	
Value at end of period	$20.19	$21.08	$19.02	$14.70	$12.93	$13.56	$10.87	$8.64	$14.37	
Number of accumulation units outstanding at end of period	9,437	15,744	14,416	13,421	12,081	10,961	3,467	3,469	4,785	
LORD ABBETT RESEARCH FUND, INC. - SMALL-CAP VALUE SERIES (CLASS A)										
Value at beginning of period	$26.97	$26.65	$20.08	$18.29	$19.31	$15.40	$11.95	$17.45	$15.91	$13.31
Value at end of period	$26.47	$26.97	$26.65	$20.08	$18.29	$19.31	$15.40	$11.95	$17.45	$15.91
Number of accumulation units outstanding at end of period	3,202	452	0	18,772	18,663	17,784	17,324	14,917	18,185	17,820
MASSACHUSETTS INVESTORS GROWTH STOCK FUND (CLASS A)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$21.23	$19.18	$14.85	$14.85						
Value at end of period	$21.06	$21.23	$19.18	$14.85						
Number of accumulation units outstanding at end of period	0	980	1,015	1,015						

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
NEUBERGER BERMAN GENESIS FUND® (TRUST CLASS)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$17.74	$17.95	$13.23	$12.15	$12.41					
Value at end of period	$17.62	$17.74	$17.95	$13.23	$12.15					
Number of accumulation units outstanding at end of period	25	17	4,352	0	3,250					
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$17.24	$15.77	$11.53	$10.49	$10.92	$8.98	$6.95	$11.47	$11.48	
Value at end of period	$17.00	$17.24	$15.77	$11.53	$10.49	$10.92	$8.98	$6.95	$11.47	
Number of accumulation units outstanding at end of period	5,347	10,706	8,642	8,713	980	20,479	15,321	9,517	4,830	
NEW PERSPECTIVE FUND® (CLASS R-3)										
Value at beginning of period	$22.33	$21.82	$17.35	$14.48	$15.81	$14.14	$10.37	$16.82	$14.62	$12.70
Value at end of period	$23.33	$22.33	$21.82	$17.35	$14.48	$15.81	$14.14	$10.37	$16.82	$14.62
Number of accumulation units outstanding at end of period	2,375	210	6,268	7,884	6,756	10,046	10,762	6,236	10,684	14,643
OPPENHEIMER CAPITAL APPRECIATION FUND (CLASS A)										
Value at beginning of period	$17.44	$15.26	$11.89	$10.53	$10.78	$9.94	$6.97	$12.98	$11.49	$10.76
Value at end of period	$17.88	$17.44	$15.26	$11.89	$10.53	$10.78	$9.94	$6.97	$12.98	$11.49
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	19,204	0	495
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$35.26	$37.30	$34.67	$28.89	$35.52	$28.17	$15.61	$22.51		
Value at end of period	$30.09	$35.26	$37.30	$34.67	$28.89	$35.52	$28.17	$15.61		
Number of accumulation units outstanding at end of period	7,424	2,822	6,178	2,725	3,597	2,571	2,345	6,501		
OPPENHEIMER GLOBAL FUND/VA										
(Funds were first received in this option during September 2010)										
Value at beginning of period	$21.01	$20.73	$16.43	$13.67	$15.04	$12.96				
Value at end of period	$21.65	$21.01	$20.73	$16.43	$13.67	$15.04				
Number of accumulation units outstanding at end of period	0	80	80	80	80	80				
OPPENHEIMER INTERNATIONAL BOND FUND (CLASS A)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$11.13	$11.17	$11.74	$11.57						
Value at end of period	$10.64	$11.13	$11.17	$11.74						
Number of accumulation units outstanding at end of period	616	1,473	173	164						
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$17.09	$15.94	$13.79	$12.48	$12.80	$11.52	$9.56	$13.90	$12.79	$11.79
Value at end of period	$16.88	$17.09	$15.94	$13.79	$12.48	$12.80	$11.52	$9.56	$13.90	$12.79
Number of accumulation units outstanding at end of period	2,881	18,697	15,768	14,984	16,608	16,025	14,314	14,249	13,354	5,564
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$14.49	$14.16	$15.72	$14.56	$13.14	$12.24	$10.42	$11.68		
Value at end of period	$13.99	$14.49	$14.16	$15.72	$14.56	$13.14	$12.24	$10.42		
Number of accumulation units outstanding at end of period	8,645	16,748	18,751	14,008	13,050	11,024	9,823	14,150		
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$7.49	$8.64	$8.89	$8.00	$10.54	$9.17	$5.30	$11.19		
Value at end of period	$6.28	$7.49	$8.64	$8.89	$8.00	$10.54	$9.17	$5.30		
Number of accumulation units outstanding at end of period	2,497	2,611	9,003	7,738	5,446	3,524	3,061	2,949		
PIONEER HIGH YIELD FUND (CLASS A)										
Value at beginning of period	$17.95	$18.11	$16.24	$14.22	$14.58	$12.48	$7.76	$12.40	$11.68	$10.89
Value at end of period	$16.96	$17.95	$18.11	$16.24	$14.22	$14.58	$12.48	$7.76	$12.40	$11.68
Number of accumulation units outstanding at end of period	2,511	14,569	14,895	10,386	8,891	7,894	14,250	14,364	13,741	7,381

CFI 67

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)										
Value at beginning of period	$25.45	$23.24	$17.84	$15.07	$15.99	$13.87	$9.55	$14.73	$14.79	$12.42
Value at end of period	$24.33	$25.45	$23.24	$17.84	$15.07	$15.99	$13.87	$9.55	$14.73	$14.79
Number of accumulation units outstanding at end of period	1,883	1,797	0	0	0	0	0	12,382	0	7,996
TEMPLETON FOREIGN FUND (CLASS A)										
Value at beginning of period	$17.09	$19.29	$15.28	$12.98	$14.97	$13.89	$9.34	$17.46	$14.99	$12.59
Value at end of period	$15.77	$17.09	$19.29	$15.28	$12.98	$14.97	$13.89	$9.34	$17.46	$14.99
Number of accumulation units outstanding at end of period	5,639	220	0	11,986	11,656	11,521	11,162	12,145	13,910	13,973
THE GROWTH FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$21.72	$20.03	$15.09	$12.62	$13.37	$12.00	$8.99	$14.87	$13.52	$12.28
Value at end of period	$22.69	$21.72	$20.03	$15.09	$12.62	$13.37	$12.00	$8.99	$14.87	$13.52
Number of accumulation units outstanding at end of period	42,157	73,515	55,121	98,714	91,952	128,235	97,630	82,513	56,646	47,231
THE INCOME FUND OF AMERICA® (CLASS R-3)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$19.67	$18.30	$15.62	$14.07	$13.44	$12.10	$9.80	$13.92	$14.28	
Value at end of period	$19.21	$19.67	$18.30	$15.62	$14.07	$13.44	$12.10	$9.80	$13.92	
Number of accumulation units outstanding at end of period	5,549	6,452	3,524	2,688	3,198	15,297	12,518	26,878	12,097	
THORNBURG INTERNATIONAL VALUE FUND (CLASS R4)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$12.69	$13.56	$11.83	$10.31	$12.41					
Value at end of period	$13.41	$12.69	$13.56	$11.83	$10.31					
Number of accumulation units outstanding at end of period	3,351	3,100	3,013	0	1,983					
VANGUARD® EQUITY INCOME PORTFOLIO										
Value at beginning of period	$22.16	$20.11	$15.64	$13.94	$12.78	$11.27	$9.76	$14.28	$13.81	$11.57
Value at end of period	$22.11	$22.16	$20.11	$15.64	$13.94	$12.78	$11.27	$9.76	$14.28	$13.81
Number of accumulation units outstanding at end of period	0	0	0	13,792	13,094	13,527	11,334	9,715	15,814	15,939
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$23.83	$23.31	$16.08	$14.18	$14.14	$11.52				
Value at end of period	$22.92	$23.83	$23.31	$16.08	$14.18	$14.14				
Number of accumulation units outstanding at end of period	0	0	0	0	2,019	1,930				
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$12.66	$12.70	$13.34	$12.45	$12.09	$10.52	$8.71	$10.48		
Value at end of period	$12.03	$12.66	$12.70	$13.34	$12.45	$12.09	$10.52	$8.71		
Number of accumulation units outstanding at end of period	9,521	11,813	5,571	7,243	9,481	10,964	10,869	9,967		
VOYA GLOBAL REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$21.81	$19.30	$18.72	$15.02	$15.99	$14.00	$13.87			
Value at end of period	$21.29	$21.81	$19.30	$18.72	$15.02	$15.99	$14.00			
Number of accumulation units outstanding at end of period	385	1,018	4,407	45	11	0	103			
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$10.03									
Value at end of period	$9.40									
Number of accumulation units outstanding at end of period	13,552									
VOYA GNMA INCOME FUND (CLASS A)										
Value at beginning of period	$14.86	$14.24	$14.57	$14.24	$13.32	$12.61	$12.07	$11.35	$10.78	$10.36
Value at end of period	$15.02	$14.86	$14.24	$14.57	$14.24	$13.32	$12.61	$12.07	$11.35	$10.78
Number of accumulation units outstanding at end of period	1,704	1,284	11,529	6,233	10,237	15,332	8,642	13,957	3,141	4,566

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2011)										
Value at beginning of period	$22.69	$20.67	$15.95	$13.90	$13.72					
Value at end of period	$22.18	$22.69	$20.67	$15.95	$13.90					
Number of accumulation units outstanding at end of period	1,763	0	187	0	25					
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$17.52	$17.42	$16.59	$14.64	$14.10	$12.42	$8.36	$10.86	$10.61	$10.05
Value at end of period	$17.06	$17.52	$17.42	$16.59	$14.64	$14.10	$12.42	$8.36	$10.86	$10.61
Number of accumulation units outstanding at end of period	5,128	5,063	6,676	4,048	4,254	8,947	3,035	0	0	1,708
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$19.06	$16.89	$12.82	$11.30	$11.41	$10.11	$8.28	$13.30	$12.78	$11.26
Value at end of period	$19.05	$19.06	$16.89	$12.82	$11.30	$11.41	$10.11	$8.28	$13.30	$12.78
Number of accumulation units outstanding at end of period	13,390	23,683	18,024	14,020	13,211	12,738	18,247	17,295	13,064	2,490
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$22.82	$21.02	$15.76	$13.51	$13.79	$11.42	$8.75	$14.14	$13.52	$12.27
Value at end of period	$22.21	$22.82	$21.02	$15.76	$13.51	$13.79	$11.42	$8.75	$14.14	$13.52
Number of accumulation units outstanding at end of period	4,340	8,794	4,981	4,862	7,533	6,754	9,127	7,729	2,862	659
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$21.16	$20.25	$14.32	$12.85	$13.07	$10.73	$8.67	$13.18	$14.18	$12.93
Value at end of period	$20.29	$21.16	$20.25	$14.32	$12.85	$13.07	$10.73	$8.67	$13.18	$14.18
Number of accumulation units outstanding at end of period	20,958	21,356	20,634	28,222	28,756	27,788	26,729	26,993	27,104	490
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$15.49	$14.75	$12.68	$12.68						
Value at end of period	$15.16	$15.49	$14.75	$12.68						
Number of accumulation units outstanding at end of period	33,539	37,850	17,688	16,853						
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$16.48	$15.66	$12.92	$11.29	$11.75	$10.24				
Value at end of period	$16.10	$16.48	$15.66	$12.92	$11.29	$11.75				
Number of accumulation units outstanding at end of period	5,020	26,641	5,757	5,310	0	1,143				
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during September 2012)										
Value at beginning of period	$17.03	$16.15	$13.10	$12.80						
Value at end of period	$16.60	$17.03	$16.15	$13.10						
Number of accumulation units outstanding at end of period	1,936	24,577	8,860	10,650						
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during September 2012)										
Value at beginning of period	$16.47	$15.60	$12.65	$12.35						
Value at end of period	$16.06	$16.47	$15.60	$12.65						
Number of accumulation units outstanding at end of period	2,124	3,763	0	136						
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during September 2012)										
Value at beginning of period	$13.37	$12.70	$11.86	$11.77						
Value at end of period	$13.13	$13.37	$12.70	$11.86						
Number of accumulation units outstanding at end of period	5,292	8,382	8,151	7,792						
VOYA INTERMEDIATE BOND FUND (CLASS A)										
Value at beginning of period	$15.22	$14.37	$14.55	$13.43	$12.53	$11.48	$10.23	$11.42	$10.86	$10.51
Value at end of period	$15.19	$15.22	$14.37	$14.55	$13.43	$12.53	$11.48	$10.23	$11.42	$10.86
Number of accumulation units outstanding at end of period	21,259	21,692	11,831	27,631	32,233	31,063	23,103	30,601	20,544	0

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$15.12	$14.30	$14.44	$13.31	$12.48	$11.46	$10.36	$11.42	$10.86	$10.52
Value at end of period	$15.08	$15.12	$14.30	$14.44	$13.31	$12.48	$11.46	$10.36	$11.42	$10.86
Number of accumulation units outstanding at end of period	82,806	50,273	58,490	71,680	72,930	84,730	103,996	109,387	99,263	11,930
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$9.32	$9.99	$8.29	$7.03	$8.07	$7.54	$7.50			
Value at end of period	$9.17	$9.32	$9.99	$8.29	$7.03	$8.07	$7.54			
Number of accumulation units outstanding at end of period	0	2,207	1,319	0	0	0	170			
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2014)										
Value at beginning of period	$17.79	$15.76								
Value at end of period	$18.79	$17.79								
Number of accumulation units outstanding at end of period	5,925	6,530								
VOYA LARGE CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during July 2013)										
Value at beginning of period	$13.27	$12.17	$11.22							
Value at end of period	$12.56	$13.27	$12.17							
Number of accumulation units outstanding at end of period	884	490	491							
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$13.98	$12.81	$9.87	$8.68	$8.46	$7.14	$6.40	$8.38		
Value at end of period	$13.25	$13.98	$12.81	$9.87	$8.68	$8.46	$7.14	$6.40		
Number of accumulation units outstanding at end of period	5,507	7,350	3,027	2,696	6,901	5,219	0	4,331		
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2013)										
Value at beginning of period	$13.95	$12.79	$11.64							
Value at end of period	$13.22	$13.95	$12.79							
Number of accumulation units outstanding at end of period	5,323	2,397	1,822							
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$13.22	$12.23	$10.19							
Value at end of period	$13.20	$13.22	$12.23							
Number of accumulation units outstanding at end of period	5,022	4,839	7,871							
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$10.63	$10.73	$10.84	$10.95	$11.05	$11.13				
Value at end of period	$10.52	$10.63	$10.73	$10.84	$10.95	$11.05				
Number of accumulation units outstanding at end of period	31,258	31,236	30,739	1,445	1,466	1,261				
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$20.15	$21.57	$16.87	$14.11	$17.22	$13.89	$9.60	$20.03	$19.44	
Value at end of period	$21.65	$20.15	$21.57	$16.87	$14.11	$17.22	$13.89	$9.60	$20.03	
Number of accumulation units outstanding at end of period	0	187	0	0	211	199	7,856	7,239	5,379	
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$16.15	$14.13	$10.90	$9.95	$10.49	$9.11	$7.38	$11.37	$11.56	
Value at end of period	$15.96	$16.15	$14.13	$10.90	$9.95	$10.49	$9.11	$7.38	$11.37	
Number of accumulation units outstanding at end of period	3,915	3,806	3,618	3,498	3,767	3,632	4,843	4,106	4,980	
VOYA REAL ESTATE FUND (CLASS A)										
Value at beginning of period	$27.65	$21.35	$21.09	$18.38	$16.90	$13.33	$10.33	$16.01	$19.28	$15.53
Value at end of period	$28.34	$27.65	$21.35	$21.09	$18.38	$16.90	$13.33	$10.33	$16.01	$19.28
Number of accumulation units outstanding at end of period	1,053	2,441	1,289	1,823	2,380	2,117	5	872	5,055	6,354

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2012)										
Value at beginning of period	$24.35	$21.70	$16.56	$17.03						
Value at end of period	$26.01	$24.35	$21.70	$16.56						
Number of accumulation units outstanding at end of period	5,539	5,145	4,861	4,541						
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$15.67	$13.98	$10.67	$9.30	$9.14	$8.20	$6.96			
Value at end of period	$15.88	$15.67	$13.98	$10.67	$9.30	$9.14	$8.20			
Number of accumulation units outstanding at end of period	729	8,629	2,905	2,880	181	17,724	26,432			
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$17.29	$15.46	$11.61	$9.99	$10.26	$8.25	$8.04			
Value at end of period	$16.68	$17.29	$15.46	$11.61	$9.99	$10.26	$8.25			
Number of accumulation units outstanding at end of period	120	4,853	251	0	0	0	30			
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$17.32	$16.63	$12.07	$10.48	$10.99	$8.76	$8.59			
Value at end of period	$16.41	$17.32	$16.63	$12.07	$10.48	$10.99	$8.76			
Number of accumulation units outstanding at end of period	543	2,601	253	0	0	0	28			
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$28.17	$26.85	$19.45	$17.00	$16.98	$13.22				
Value at end of period	$27.72	$28.17	$26.85	$19.45	$17.00	$16.98				
Number of accumulation units outstanding at end of period	34	25	265	258	258	381				
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$25.78	$24.32	$17.74	$15.57	$16.05	$12.97	$10.22	$13.33		
Value at end of period	$25.45	$25.78	$24.32	$17.74	$15.57	$16.05	$12.97	$10.22		
Number of accumulation units outstanding at end of period	16,284	3,007	3,908	2,826	343	5,755	2,224	12		
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.57	$14.85	$12.85	$11.40	$11.84	$11.06				
Value at end of period	$15.46	$15.57	$14.85	$12.85	$11.40	$11.84				
Number of accumulation units outstanding at end of period	65,079	145,213	120,542	53,877	59,796	105,440				
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.38	$15.61	$13.05	$11.41	$12.04	$11.21				
Value at end of period	$16.20	$16.38	$15.61	$13.05	$11.41	$12.04				
Number of accumulation units outstanding at end of period	25,292	61,816	36,094	18,151	20,670	34,514				
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.98	$16.12	$13.14	$11.45	$12.16	$11.27				
Value at end of period	$16.72	$16.98	$16.12	$13.14	$11.45	$12.16				
Number of accumulation units outstanding at end of period	16,424	33,324	19,013	26,307	27,988	35,014				
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$16.22	$15.36	$12.51	$10.91	$11.57	$11.53				
Value at end of period	$15.97	$16.22	$15.36	$12.51	$10.91	$11.57				
Number of accumulation units outstanding at end of period	4,360	8,900	3,874	1,047	448	1				

CFI 71

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$13.40	$12.75	$11.99	$10.99	$11.02	$10.51				
Value at end of period	$13.31	$13.40	$12.75	$11.99	$10.99	$11.02				
Number of accumulation units outstanding at end of period	46,415	3,261	1,997	451	13,252	19,072				
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$16.11	$15.21	$13.66	$12.24	$12.10	$10.97	$9.37	$12.33	$11.73	$10.90
Value at end of period	$15.98	$16.11	$15.21	$13.66	$12.24	$12.10	$10.97	$9.37	$12.33	$11.73
Number of accumulation units outstanding at end of period	40,531	48,672	39,249	40,352	23,340	30,228	1,338	9,619	48,249	1,062
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$17.03	$16.08	$13.22	$11.57	$12.00	$10.68	$8.59	$13.52	$12.95	$11.52
Value at end of period	$16.71	$17.03	$16.08	$13.22	$11.57	$12.00	$10.68	$8.59	$13.52	$12.95
Number of accumulation units outstanding at end of period	57,701	76,809	69,535	66,016	41,447	35,797	8,729	8,034	54,737	27,296
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$16.50	$15.57	$13.44	$11.91	$12.05	$10.83	$8.95	$12.95	$12.36	$11.19
Value at end of period	$16.30	$16.50	$15.57	$13.44	$11.91	$12.05	$10.83	$8.95	$12.95	$12.36
Number of accumulation units outstanding at end of period	45,801	87,360	70,384	68,852	30,623	39,860	37,759	55,237	61,033	9,583
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$12.61	$12.02	$12.42	$12.05	$11.33	$10.75	$10.18			
Value at end of period	$12.54	$12.61	$12.02	$12.42	$12.05	$11.33	$10.75			
Number of accumulation units outstanding at end of period	0	5,903	4,753	5,164	0	0	536			
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$27.30	$24.40	$18.67	$16.12	$16.73	$13.78	$10.21	$13.25		
Value at end of period	$26.70	$27.30	$24.40	$18.67	$16.12	$16.73	$13.78	$10.21		
Number of accumulation units outstanding at end of period	2,449	3,597	8,767	8,774	6,055	5,806	2,620	4,146		
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$27.14	$26.14	$18.92	$15.89	$15.63	$12.41	$9.23	$15.79	$14.95	$12.81
Value at end of period	$25.65	$27.14	$26.14	$18.92	$15.89	$15.63	$12.41	$9.23	$15.79	$14.95
Number of accumulation units outstanding at end of period	15,846	26,420	32,690	29,533	25,239	28,539	21,831	30,352	7,836	4,837
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.39	$13.47	$13.28	$11.56	$10.62	$8.35	$6.18	$10.12	$12.36	$10.42
Value at end of period	$17.80	$17.39	$13.47	$13.28	$11.56	$10.62	$8.35	$6.18	$10.12	$12.36
Number of accumulation units outstanding at end of period	9,887	22,802	2,965	7,715	12,508	11,681	8,180	6,278	2,250	17,241
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.83	$15.89	$11.85	$10.61	$11.19	$10.03	$7.66	$12.67	$12.22	$10.98
Value at end of period	$18.27	$17.83	$15.89	$11.85	$10.61	$11.19	$10.03	$7.66	$12.67	$12.22
Number of accumulation units outstanding at end of period	6,074	7,224	3,626	4,723	4,698	3,745	5,360	4,825	0	5,310
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$16.73	$16.11	$11.57	$10.18	$10.52	$8.44	$6.80	$10.36	$10.69	
Value at end of period	$16.15	$16.73	$16.11	$11.57	$10.18	$10.52	$8.44	$6.80	$10.36	
Number of accumulation units outstanding at end of period	237	0	0	0	0	0	2,041	4,050	2,060	
VY® FMR[SM] DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$23.15	$21.95	$16.23	$14.24	$16.07	$12.59	$9.10	$15.03	$13.21	$12.18
Value at end of period	$22.64	$23.15	$21.95	$16.23	$14.24	$16.07	$12.59	$9.10	$15.03	$13.21
Number of accumulation units outstanding at end of period	15,223	21,304	24,235	16,571	20,562	19,139	10,659	10,060	590	4,825
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$20.24	$18.64	$13.88	$11.75	$12.07	$10.53	$8.24	$13.03	$13.40	$11.88
Value at end of period	$18.94	$20.24	$18.64	$13.88	$11.75	$12.07	$10.53	$8.24	$13.03	$13.40
Number of accumulation units outstanding at end of period	26,835	28,016	26,192	25,744	25,859	25,943	58,941	61,633	77,212	5,956

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$10.62	$10.44								
Value at end of period	$10.32	$10.62								
Number of accumulation units outstanding at end of period	4,497	8,566								
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$14.14	$14.09	$15.04	$12.70	$15.64	$13.08	$6.92			
Value at end of period	$11.83	$14.14	$14.09	$15.04	$12.70	$15.64	$13.08			
Number of accumulation units outstanding at end of period	0	1,544	1,145	0	0	7,475	13,835			
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$27.60	$24.12	$18.43	$15.43	$15.23	$12.45	$9.96	$14.95	$14.68	$13.28
Value at end of period	$26.63	$27.60	$24.12	$18.43	$15.43	$15.23	$12.45	$9.96	$14.95	$14.68
Number of accumulation units outstanding at end of period	9,266	9,569	19,290	9,166	7,847	6,504	3,914	6,889	1,624	3,682
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$22.79	$21.52								
Value at end of period	$21.82	$22.79								
Number of accumulation units outstanding at end of period	3,840	3,741								
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$19.38	$19.08	$15.12	$12.52	$13.73	$11.92	$8.60	$14.52	$13.73	$11.48
Value at end of period	$20.02	$19.38	$19.08	$15.12	$12.52	$13.73	$11.92	$8.60	$14.52	$13.73
Number of accumulation units outstanding at end of period	13,088	27,960	27,222	41,071	40,945	38,613	26,412	28,612	30,559	15,152
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$19.35	$19.43	$17.43	$15.12	$15.34	$12.99	$8.04			
Value at end of period	$18.33	$19.35	$19.43	$17.43	$15.12	$15.34	$12.99			
Number of accumulation units outstanding at end of period	7,171	7,272	197	0	0	0	58			
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$22.14	$19.86	$16.35	$14.37	$14.05	$12.39	$9.36	$12.99	$13.40	
Value at end of period	$23.16	$22.14	$19.86	$16.35	$14.37	$14.05	$12.39	$9.36	$12.99	
Number of accumulation units outstanding at end of period	125,248	145,806	80,099	63,960	65,960	73,081	77,169	68,703	20,046	
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$21.06	$18.93	$15.06							
Value at end of period	$21.38	$21.06	$18.93							
Number of accumulation units outstanding at end of period	0	0	410							
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$23.47	$21.13	$15.76	$13.67	$14.29	$11.21	$7.72	$13.67	$13.52	
Value at end of period	$23.75	$23.47	$21.13	$15.76	$13.67	$14.29	$11.21	$7.72	$13.67	
Number of accumulation units outstanding at end of period	12,619	12,252	12,203	11,140	10,535	12,641	14,065	9,311	11,455	
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$20.17	$18.89	$14.64	$12.57	$12.76	$11.17	$8.99	$14.06	$13.72	$11.59
Value at end of period	$18.67	$20.17	$18.89	$14.64	$12.57	$12.76	$11.17	$8.99	$14.06	$13.72
Number of accumulation units outstanding at end of period	12,153	19,819	15,972	11,636	12,562	31,330	21,500	10,675	3,984	6,682

CFI 73

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$22.61	$20.96	$15.17	$12.85	$13.09	$11.28	$7.95	$13.86	$13.75	
Value at end of period	$24.87	$22.61	$20.96	$15.17	$12.85	$13.09	$11.28	$7.95	$13.86	
Number of accumulation units outstanding at end of period	39,045	43,571	63,280	64,617	53,407	50,503	22,178	43,180	22,751	
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$16.46	$16.74	$14.73	$12.48	$14.32	$12.66	$9.26	$18.45	$19.10	
Value at end of period	$16.20	$16.46	$16.74	$14.73	$12.48	$14.32	$12.66	$9.26	$18.45	
Number of accumulation units outstanding at end of period	1,023	1,556	972	1,029	1,025	4,106	4,231	1,811	105	
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$20.53	$21.21	$16.31	$13.46	$14.34	$13.37	$10.14	$13.42		
Value at end of period	$18.89	$20.53	$21.21	$16.31	$13.46	$14.34	$13.37	$10.14		
Number of accumulation units outstanding at end of period	0	0	0	426	344	295	199	2,324		
WANGER INTERNATIONAL										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$12.38	$13.04	$10.73	$8.89	$10.42					
Value at end of period	$12.30	$12.38	$13.04	$10.73	$8.89					
Number of accumulation units outstanding at end of period	0	0	1,016	0	142					
WANGER USA										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$25.84	$24.83	$18.69	$15.69	$16.37	$13.36	$13.17			
Value at end of period	$25.50	$25.84	$24.83	$18.69	$15.69	$16.37	$13.36			
Number of accumulation units outstanding at end of period	377	305	228	129	1,875	1,250	112			
WASHINGTON MUTUAL INVESTORS FUND^{SM} (CLASS R-3)										
Value at beginning of period	$20.00	$18.14	$13.87	$12.43	$11.71	$10.42	$8.83	$13.31	$12.91	$11.03
Value at end of period	$19.80	$20.00	$18.14	$13.87	$12.43	$11.71	$10.42	$8.83	$13.31	$12.91
Number of accumulation units outstanding at end of period	5,922	14,936	15,304	66,226	66,424	61,273	42,549	42,507	20,720	25,930
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$23.81	$22.34	$16.30	$14.48	$14.91	$12.25	$9.51	$14.03	$15.39	$12.77
Value at end of period	$22.55	$23.81	$22.34	$16.30	$14.48	$14.91	$12.25	$9.51	$14.03	$15.39
Number of accumulation units outstanding at end of period	337	0	0	0	0	0	0	968	0	0

TABLE 12

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.55%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALLIANZGI NFJ SMALL-CAP VALUE FUND (CLASS A)										
Value at beginning of period	$26.51	$26.29	$20.14	$18.39	$18.15	$14.64	$11.90	$16.30	$15.48	$13.35
Value at end of period	$24.13	$26.51	$26.29	$20.14	$18.39	$18.15	$14.64	$11.90	$16.30	$15.48
Number of accumulation units outstanding at end of period	0	1,348	0	0	0	0	0	0	50	31
AMERICAN BALANCED FUND® (CLASS R-3)										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$19.06	$17.66	$14.64	$12.93	$12.01					
Value at end of period	$19.21	$19.06	$17.66	$14.64	$12.93					
Number of accumulation units outstanding at end of period	119	582	119	119	119					

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$12.16	$11.95	$13.27	$12.55	$11.49					
Value at end of period	$11.79	$12.16	$11.95	$13.27	$12.55					
Number of accumulation units outstanding at end of period	2,606	2,532	3,678	5,765	3,176					
ARIEL FUND (INVESTOR CLASS)										
Value at beginning of period	$21.42	$19.48	$13.59	$11.39	$12.97	$10.39	$6.41	$12.51	$12.84	$11.67
Value at end of period	$20.36	$21.42	$19.48	$13.59	$11.39	$12.97	$10.39	$6.41	$12.51	$12.84
Number of accumulation units outstanding at end of period	0	1,438	0	0	0	0	0	0	55	30
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$19.52	$19.87	$16.00	$12.86	$13.98	$13.31	$13.16			
Value at end of period	$18.62	$19.52	$19.87	$16.00	$12.86	$13.98	$13.31			
Number of accumulation units outstanding at end of period	0	0	0	0	0	30	7			
CAPITAL WORLD GROWTH AND INCOME FUND[SM] (CLASS R-3)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$18.96	$18.39	$14.85	$12.57	$13.72	$12.84	$12.74			
Value at end of period	$18.39	$18.96	$18.39	$14.85	$12.57	$13.72	$12.84			
Number of accumulation units outstanding at end of period	0	0	0	0	0	176	48			
EATON VANCE LARGE-CAP VALUE FUND (CLASS R)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$20.48	$18.60	$14.50	$12.62	$13.32	$12.21	$12.25			
Value at end of period	$20.10	$20.48	$18.60	$14.50	$12.62	$13.32	$12.21			
Number of accumulation units outstanding at end of period	1,241	1,248	1,232	1,412	1,229	325	67			
EUROPACIFIC GROWTH FUND® (CLASS R-3)										
Value at beginning of period	$20.33	$21.05	$17.67	$14.95	$17.44	$16.08	$11.66	$19.77	$16.77	$14.78
Value at end of period	$19.99	$20.33	$21.05	$17.67	$14.95	$17.44	$16.08	$11.66	$19.77	$16.77
Number of accumulation units outstanding at end of period	1,321	3,117	3,900	3,955	26,182	24,930	16,563	22,505	13,107	12,509
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$24.30	$21.91	$16.85	$14.61	$15.13	$13.03	$9.70	$17.03	$14.62	$13.21
Value at end of period	$24.23	$24.30	$21.91	$16.85	$14.61	$15.13	$13.03	$9.70	$17.03	$14.62
Number of accumulation units outstanding at end of period	1,793	5,161	23,210	21,130	68,096	59,505	23,028	45,442	44,585	41,013
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$18.19	$16.89	$13.31	$11.45	$11.45	$10.04	$7.78	$13.70	$13.62	$12.01
Value at end of period	$17.30	$18.19	$16.89	$13.31	$11.45	$11.45	$10.04	$7.78	$13.70	$13.62
Number of accumulation units outstanding at end of period	0	0	2,855	2,170	35,328	34,486	4,485	27,356	28,773	26,550
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$18.88	$17.13	$12.68	$11.16	$11.48					
Value at end of period	$20.05	$18.88	$17.13	$12.68	$11.16					
Number of accumulation units outstanding at end of period	0	0	2,871	2,982	2,528					
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
Value at beginning of period	$24.10	$23.12	$18.60	$16.54	$17.17	$15.58	$12.98	$17.85	$16.21	$13.27
Value at end of period	$23.05	$24.10	$23.12	$18.60	$16.54	$17.17	$15.58	$12.98	$17.85	$16.21
Number of accumulation units outstanding at end of period	0	6,413	4,401	1,676	6,750	6,209	6,920	8,471	17,311	15,972
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$24.37	$24.42	$18.06	$15.37	$16.09	$12.64	$9.86	$14.83	$15.31	$14.43
Value at end of period	$22.40	$24.37	$24.42	$18.06	$15.37	$16.09	$12.64	$9.86	$14.83	$15.31
Number of accumulation units outstanding at end of period	2,314	2,316	0	0	8,778	8,107	1,849	6,074	7,625	6,842

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)										
Value at beginning of period	$22.33	$20.92	$15.21	$13.84	$14.66	$11.50	$8.09	$14.18	$12.79	$11.29
Value at end of period	$21.73	$22.33	$20.92	$15.21	$13.84	$14.66	$11.50	$8.09	$14.18	$12.79
Number of accumulation units outstanding at end of period	0	1,917	0	0	0	2,280	1,854	0	424	223
FUNDAMENTAL INVESTORSᔆᴹ (CLASS R-3)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$14.52	$13.45	$10.32	$8.88	$9.15					
Value at end of period	$14.88	$14.52	$13.45	$10.32	$8.88					
Number of accumulation units outstanding at end of period	215	184	149	108	103					
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
Value at beginning of period	$20.12	$19.39	$15.11	$13.79	$14.81	$13.25	$10.25	$14.23	$13.04	$11.66
Value at end of period	$19.11	$20.12	$19.39	$15.11	$13.79	$14.81	$13.25	$10.25	$14.23	$13.04
Number of accumulation units outstanding at end of period	0	809	9,308	8,351	7,339	0	0	0	60	31
LORD ABBETT MID CAP STOCK FUND, INC. (CLASS A)										
Value at beginning of period	$20.97	$18.93	$14.63	$12.88	$13.51	$10.84	$8.62	$14.34	$14.38	$12.89
Value at end of period	$20.07	$20.97	$18.93	$14.63	$12.88	$13.51	$10.84	$8.62	$14.34	$14.38
Number of accumulation units outstanding at end of period	0	955	1,000	1,096	1,055	1,023	2,931	4,635	14,784	13,482
LORD ABBETT RESEARCH FUND, INC. - SMALL-CAP VALUE SERIES (CLASS A)										
Value at beginning of period	$26.82	$26.52	$19.99	$18.21	$19.24	$15.36	$11.92	$17.42	$15.89	$13.29
Value at end of period	$26.31	$26.82	$26.52	$19.99	$18.21	$19.24	$15.36	$11.92	$17.42	$15.89
Number of accumulation units outstanding at end of period	0	2,969	2,102	618	452	436	1,045	1,587	5,494	4,909
MASSACHUSETTS INVESTORS GROWTH STOCK FUND (CLASS A)										
Value at beginning of period	$21.12	$19.09	$14.78	$12.75	$12.68	$11.19	$8.03	$12.84	$11.61	$10.89
Value at end of period	$20.94	$21.12	$19.09	$14.78	$12.75	$12.68	$11.19	$8.03	$12.84	$11.61
Number of accumulation units outstanding at end of period	0	8,734	8,257	2,201	7,425	5,805	3,517	9,603	20,768	19,180
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$17.17	$15.71	$11.49	$10.46	$10.89	$8.97	$6.94	$11.21		
Value at end of period	$16.92	$17.17	$15.71	$11.49	$10.46	$10.89	$8.97	$6.94		
Number of accumulation units outstanding at end of period	261	234	1,357	1,235	17,379	17,529	16,034	15,562		
NEW PERSPECTIVE FUND® (CLASS R-3)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$22.21	$21.71	$17.27	$14.42	$15.75	$14.10	$10.34	$16.26		
Value at end of period	$23.20	$22.21	$21.71	$17.27	$14.42	$15.75	$14.10	$10.34		
Number of accumulation units outstanding at end of period	0	0	0	0	7,475	7,064	8,819	5,703		
OPPENHEIMER CAPITAL APPRECIATION FUND (CLASS A)										
Value at beginning of period	$17.35	$15.19	$11.84	$10.49	$10.74	$9.92	$6.96	$12.96	$11.48	$10.75
Value at end of period	$17.77	$17.35	$15.19	$11.84	$10.49	$10.74	$9.92	$6.96	$12.96	$11.48
Number of accumulation units outstanding at end of period	0	1,056	1,139	1,111	942	792	1,458	2,077	7,224	6,916
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$35.07	$37.12	$34.51	$28.78	$35.40	$28.09	$15.57	$30.19	$22.72	$18.29
Value at end of period	$29.91	$35.07	$37.12	$34.51	$28.78	$35.40	$28.09	$15.57	$30.19	$22.72
Number of accumulation units outstanding at end of period	496	7,546	2,517	2,094	9,958	16,327	1,352	15,453	18,497	15,870
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$17.00	$15.86	$13.73	$12.43	$12.76	$11.49	$9.54	$13.87	$12.77	$11.62
Value at end of period	$16.78	$17.00	$15.86	$13.73	$12.43	$12.76	$11.49	$9.54	$13.87	$12.77
Number of accumulation units outstanding at end of period	0	30	1	5	15,090	15,187	4,876	15,633	13,933	12,040
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$14.43	$14.11	$15.66	$14.52	$13.11	$12.22	$12.23			
Value at end of period	$13.92	$14.43	$14.11	$15.66	$14.52	$13.11	$12.22			
Number of accumulation units outstanding at end of period	0	0	0	0	0	176	54			

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
PIONEER HIGH YIELD FUND (CLASS A)										
Value at beginning of period	$17.86	$18.02	$16.17	$14.17	$14.53	$12.45	$7.74	$12.38	$11.66	$10.63
Value at end of period	$16.86	$17.86	$18.02	$16.17	$14.17	$14.53	$12.45	$7.74	$12.38	$11.66
Number of accumulation units outstanding at end of period	177	3,054	1,034	788	562	228	227	227	1,653	1,489
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)										
Value at beginning of period	$25.31	$23.12	$17.76	$15.01	$15.93	$13.83	$9.52	$14.70	$14.77	$12.41
Value at end of period	$24.19	$25.31	$23.12	$17.76	$15.01	$15.93	$13.83	$9.52	$14.70	$14.77
Number of accumulation units outstanding at end of period	307	3,085	2,239	1,055	971	760	759	760	442	259
TEMPLETON FOREIGN FUND (CLASS A)										
Value at beginning of period	$17.00	$19.20	$15.21	$12.93	$14.92	$13.85	$9.32	$17.42	$14.97	$12.58
Value at end of period	$15.67	$17.00	$19.20	$15.21	$12.93	$14.92	$13.85	$9.32	$17.42	$14.97
Number of accumulation units outstanding at end of period	0	4,483	4,144	911	1,303	1,488	1,993	2,746	8,973	8,310
THE GROWTH FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$21.60	$19.93	$15.02	$12.57	$13.32	$11.96	$8.97	$14.84	$13.50	$12.27
Value at end of period	$22.56	$21.60	$19.93	$15.02	$12.57	$13.32	$11.96	$8.97	$14.84	$13.50
Number of accumulation units outstanding at end of period	2,099	13,145	9,577	3,410	45,452	46,573	18,254	39,596	30,667	27,334
THE INCOME FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$19.56	$18.21	$15.55	$14.01	$13.39	$12.07	$9.78	$13.89	$13.51	$11.74
Value at end of period	$19.09	$19.56	$18.21	$15.55	$14.01	$13.39	$12.07	$9.78	$13.89	$13.51
Number of accumulation units outstanding at end of period	69	3,334	87	188	14,185	14,107	3,717	13,921	17,293	16,742
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$12.61	$12.66	$13.30	$12.42	$12.07	$10.50	$8.71	$10.66		
Value at end of period	$11.98	$12.61	$12.66	$13.30	$12.42	$12.07	$10.50	$8.71		
Number of accumulation units outstanding at end of period	0	0	0	0	11,281	16,364	4,263	3,972		
VOYA GLOBAL REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$21.75	$19.25	$18.69	$15.00	$15.38					
Value at end of period	$21.22	$21.75	$19.25	$18.69	$15.00					
Number of accumulation units outstanding at end of period	690	712	681	591	523					
VOYA GNMA INCOME FUND (CLASS A)										
Value at beginning of period	$14.78	$14.16	$14.51	$14.18	$13.27	$12.57	$12.04	$11.33	$10.76	$10.38
Value at end of period	$14.94	$14.78	$14.16	$14.51	$14.18	$13.27	$12.57	$12.04	$11.33	$10.76
Number of accumulation units outstanding at end of period	0	284	310	381	359	339	337	337	2,570	2,398
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$17.44	$17.36	$16.54	$14.60	$14.07	$12.40	$8.35	$11.07		
Value at end of period	$16.98	$17.44	$17.36	$16.54	$14.60	$14.07	$12.40	$8.35		
Number of accumulation units outstanding at end of period	82	79	47	44	14,210	11,202	10,750	4,406		
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$18.95	$16.81	$12.76	$11.26	$11.55					
Value at end of period	$18.93	$18.95	$16.81	$12.76	$11.26					
Number of accumulation units outstanding at end of period	0	20	3,468	4,099	3,081					
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$22.70	$20.92	$15.69	$13.46	$13.75	$11.38	$8.73	$14.11	$13.50	$12.75
Value at end of period	$22.08	$22.70	$20.92	$15.69	$13.46	$13.75	$11.38	$8.73	$14.11	$13.50
Number of accumulation units outstanding at end of period	42	42	49	166	11,315	15,071	1,375	8,061	12,499	11,909
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$21.04	$20.15	$14.25	$12.80	$13.02	$10.70	$8.65	$13.15	$14.16	$12.56
Value at end of period	$20.17	$21.04	$20.15	$14.25	$12.80	$13.02	$10.70	$8.65	$13.15	$14.16
Number of accumulation units outstanding at end of period	15	3,937	3,539	632	14,240	13,770	1,051	5,303	12,874	11,485

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA INTERMEDIATE BOND FUND (CLASS A)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$15.14	$14.30	$14.49	$13.38	$12.49	$11.45	$10.35			
Value at end of period	$15.10	$15.14	$14.30	$14.49	$13.38	$12.49	$11.45			
Number of accumulation units outstanding at end of period	754	1,558	2,455	1,684	1,140	50	19			
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$15.04	$14.23	$14.37	$13.26	$12.44	$11.43	$10.33	$11.39	$10.84	$10.44
Value at end of period	$14.99	$15.04	$14.23	$14.37	$13.26	$12.44	$11.43	$10.33	$11.39	$10.84
Number of accumulation units outstanding at end of period	2,576	23,695	0	73	70,313	69,090	53,056	55,534	43,927	43,589
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$9.29	$9.96	$8.27	$7.02	$7.68					
Value at end of period	$9.14	$9.29	$9.96	$8.27	$7.02					
Number of accumulation units outstanding at end of period	1,365	1,439	1,532	506	443					
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$13.92	$12.76	$9.84	$8.66	$8.59					
Value at end of period	$13.18	$13.92	$12.76	$9.84	$8.66					
Number of accumulation units outstanding at end of period	0	10,572	9,918	924	521					
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$13.89	$12.74	$9.81	$8.64	$8.57					
Value at end of period	$13.15	$13.89	$12.74	$9.81	$8.64					
Number of accumulation units outstanding at end of period	0	0	0	0	24,316					
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$13.21	$12.22	$10.19							
Value at end of period	$13.18	$13.21	$12.22							
Number of accumulation units outstanding at end of period	0	0	1,324							
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$10.57	$10.68	$10.79	$10.90	$10.99					
Value at end of period	$10.46	$10.57	$10.68	$10.79	$10.90					
Number of accumulation units outstanding at end of period	0	0	1,686	1,434	1,737					
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$16.08	$14.07	$10.87	$9.92	$10.46	$9.09	$7.37	$11.36	$11.56	
Value at end of period	$15.88	$16.08	$14.07	$10.87	$9.92	$10.46	$9.09	$7.37	$11.36	
Number of accumulation units outstanding at end of period	0	0	5,467	5,275	21,951	16,211	0	13,362	12,315	
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$16.02	$14.02	$10.83	$9.89	$10.43	$8.93				
Value at end of period	$15.83	$16.02	$14.02	$10.83	$9.89	$10.43				
Number of accumulation units outstanding at end of period	0	0	0	0	0	39				
VOYA REAL ESTATE FUND (CLASS A)										
Value at beginning of period	$27.50	$21.25	$20.99	$18.31	$16.84	$13.29	$10.31	$15.98	$19.25	$14.23
Value at end of period	$28.17	$27.50	$21.25	$20.99	$18.31	$16.84	$13.29	$10.31	$15.98	$19.25
Number of accumulation units outstanding at end of period	0	2,026	7,016	5,002	18,614	12,355	4,183	7,162	9,299	9,890
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$24.28	$21.65	$16.53	$14.55	$13.99					
Value at end of period	$25.92	$24.28	$21.65	$16.53	$14.55					
Number of accumulation units outstanding at end of period	598	643	684	418	148					

CFI 78

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$15.62	$13.94	$10.64	$9.28	$9.12	$8.20	$6.96			
Value at end of period	$15.82	$15.62	$13.94	$10.64	$9.28	$9.12	$8.20			
Number of accumulation units outstanding at end of period	45	28	1,044	818	7,446	5,868	5,531			
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$22.10	$19.80	$15.14	$13.13	$13.20					
Value at end of period	$21.15	$22.10	$19.80	$15.14	$13.13					
Number of accumulation units outstanding at end of period	158	131	72	61	48					
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$17.24	$15.42	$11.58	$9.97	$10.37					
Value at end of period	$16.62	$17.24	$15.42	$11.58	$9.97					
Number of accumulation units outstanding at end of period	173	139	102	120	111					
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$17.26	$16.58	$12.05	$10.46	$10.98					
Value at end of period	$16.34	$17.26	$16.58	$12.05	$10.46					
Number of accumulation units outstanding at end of period	843	866	823	512	207					
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$25.64	$24.20	$17.66	$15.51	$15.99	$12.93	$10.19			
Value at end of period	$25.30	$25.64	$24.20	$17.66	$15.51	$15.99	$12.93			
Number of accumulation units outstanding at end of period	0	0	9,632	9,296	12,976	3,449	1,592			
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.53	$14.82	$12.84	$11.39	$11.83	$11.06				
Value at end of period	$15.41	$15.53	$14.82	$12.84	$11.39	$11.83				
Number of accumulation units outstanding at end of period	84,960	37,455	29,431	7,597	137,715	144,503				
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.34	$15.57	$13.03	$11.40	$12.04	$11.21				
Value at end of period	$16.15	$16.34	$15.57	$13.03	$11.40	$12.04				
Number of accumulation units outstanding at end of period	1,918	1,416	167	362	111,067	125,649				
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.94	$16.09	$13.12	$11.44	$12.16	$11.27				
Value at end of period	$16.67	$16.94	$16.09	$13.12	$11.44	$12.16				
Number of accumulation units outstanding at end of period	992	1,070	469	345	28,964	41,822				
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$16.18	$15.33	$12.49	$10.90	$11.57	$9.61				
Value at end of period	$15.92	$16.18	$15.33	$12.49	$10.90	$11.57				
Number of accumulation units outstanding at end of period	237	153	0	0	1,030	417				
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$13.36	$12.72	$11.97	$10.98	$11.01	$10.50				
Value at end of period	$13.27	$13.36	$12.72	$11.97	$10.98	$11.01				
Number of accumulation units outstanding at end of period	4,818	0	0	1,783	16,783	18,411				
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$16.03	$15.14	$13.60	$12.19	$12.06	$10.94	$9.34	$12.31	$11.72	$11.01
Value at end of period	$15.88	$16.03	$15.14	$13.60	$12.19	$12.06	$10.94	$9.34	$12.31	$11.72
Number of accumulation units outstanding at end of period	0	125	90	242	21,505	15,674	0	12,140	13,328	16,507

CFI 79

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$16.93	$16.00	$13.16	$11.53	$11.96	$10.65	$8.56	$13.49	$12.93	$11.82
Value at end of period	$16.62	$16.93	$16.00	$13.16	$11.53	$11.96	$10.65	$8.56	$13.49	$12.93
Number of accumulation units outstanding at end of period	0	3,163	2,284	2,891	31,917	27,142	3	24,251	23,216	19,123
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$16.41	$15.49	$13.38	$11.86	$12.01	$10.80	$8.92	$12.93	$12.34	$11.40
Value at end of period	$16.20	$16.41	$15.49	$13.38	$11.86	$12.01	$10.80	$8.92	$12.93	$12.34
Number of accumulation units outstanding at end of period	0	5,541	10,453	53,900	110,580	109,461	41,872	74,117	27,484	22,537
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$12.57	$11.98	$12.39	$12.03	$11.40					
Value at end of period	$12.49	$12.57	$11.98	$12.39	$12.03					
Number of accumulation units outstanding at end of period	427	378	256	195	170					
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2010)										
Value at beginning of period	$27.15	$24.28	$18.58	$16.06	$16.67	$14.41				
Value at end of period	$26.54	$27.15	$24.28	$18.58	$16.06	$16.67				
Number of accumulation units outstanding at end of period	381	381	2,449	604	480	4,267				
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$26.99	$26.01	$18.84	$15.83	$15.57	$12.38	$9.21	$15.76	$14.93	$13.03
Value at end of period	$25.50	$26.99	$26.01	$18.84	$15.83	$15.57	$12.38	$9.21	$15.76	$14.93
Number of accumulation units outstanding at end of period	0	4,180	2,473	747	12,758	16,037	5,957	7,904	7,365	6,426
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$17.32	$13.42	$13.24	$11.53	$10.60	$8.34	$6.17	$11.30		
Value at end of period	$17.71	$17.32	$13.42	$13.24	$11.53	$10.60	$8.34	$6.17		
Number of accumulation units outstanding at end of period	0	0	0	0	14,903	10,926	6,823	2,132		
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$23.04	$21.86	$16.17	$14.19	$16.03	$12.56	$9.08	$14.41		
Value at end of period	$22.52	$23.04	$21.86	$16.17	$14.19	$16.03	$12.56	$9.08		
Number of accumulation units outstanding at end of period	785	784	772	715	15,562	21,655	17,244	12,977		
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$20.13	$19.52								
Value at end of period	$18.83	$20.13								
Number of accumulation units outstanding at end of period	0	564								
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$14.08	$14.04	$14.99	$12.67	$15.60	$13.05	$7.66	$15.49		
Value at end of period	$11.78	$14.08	$14.04	$14.99	$12.67	$15.60	$13.05	$7.66		
Number of accumulation units outstanding at end of period	0	0	4,420	3,418	6,044	3,131	5,745	3,608		
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$27.45	$24.00	$18.35	$15.37	$15.18	$12.41	$12.43			
Value at end of period	$26.47	$27.45	$24.00	$18.35	$15.37	$15.18	$12.41			
Number of accumulation units outstanding at end of period	0	0	9	7	5	168	51			
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$19.28	$18.99	$15.06	$12.48	$13.69	$11.89	$8.59	$14.50	$13.72	$12.06
Value at end of period	$19.92	$19.28	$18.99	$15.06	$12.48	$13.69	$11.89	$8.59	$14.50	$13.72
Number of accumulation units outstanding at end of period	444	463	17,419	16,423	35,220	20,337	4,525	12,782	12,544	10,933

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$22.03	$19.77	$16.29	$14.32	$14.01	$12.36	$9.34	$13.07		
Value at end of period	$23.03	$22.03	$19.77	$16.29	$14.32	$14.01	$12.36	$9.34		
Number of accumulation units outstanding at end of period	0	0	22,073	18,747	48,280	25,752	29,923	23,685		
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$20.97	$18.86	$14.02	$12.14	$12.68	$9.92	$6.81	$12.05	$10.69	$9.99
Value at end of period	$21.27	$20.97	$18.86	$14.02	$12.14	$12.68	$9.92	$6.81	$12.05	$10.69
Number of accumulation units outstanding at end of period	0	2,569	2,392	106	0	0	3	0	57	20
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$23.34	$21.02	$15.69	$13.61	$14.24	$11.18	$7.70	$13.65	$12.14	$11.20
Value at end of period	$23.61	$23.34	$21.02	$15.69	$13.61	$14.24	$11.18	$7.70	$13.65	$12.14
Number of accumulation units outstanding at end of period	0	113	124	126	11,147	10,458	101	5,339	6,516	6,127
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$20.06	$18.79	$14.58	$12.52	$12.71	$11.13	$8.96	$13.56		
Value at end of period	$18.56	$20.06	$18.79	$14.58	$12.52	$12.71	$11.13	$8.96		
Number of accumulation units outstanding at end of period	1,423	3,558	1,480	1,934	7,944	5,933	4,031	3,492		
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$22.49	$20.86	$15.10	$12.80	$13.08					
Value at end of period	$24.72	$22.49	$20.86	$15.10	$12.80					
Number of accumulation units outstanding at end of period	199	257	830	730	643					
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$16.38	$16.67	$14.67	$12.44	$14.28	$12.63	$9.24	$17.79		
Value at end of period	$16.12	$16.38	$16.67	$14.67	$12.44	$14.28	$12.63	$9.24		
Number of accumulation units outstanding at end of period	0	0	0	0	7,360	175	767	777		
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$12.25	$13.22	$11.08	$9.40	$10.76	$9.96	$7.60	$12.47		
Value at end of period	$11.74	$12.25	$13.22	$11.08	$9.40	$10.76	$9.96	$7.60		
Number of accumulation units outstanding at end of period	0	0	0	0	440	406	330	277		
WANGER INTERNATIONAL										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$12.33	$12.99	$10.70	$8.87	$10.46	$8.44	$5.68	$10.26		
Value at end of period	$12.25	$12.33	$12.99	$10.70	$8.87	$10.46	$8.44	$5.68		
Number of accumulation units outstanding at end of period	0	0	0	0	322	239	199	152		
WANGER USA										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$25.76	$24.77	$18.66	$15.66	$16.46					
Value at end of period	$25.41	$25.76	$24.77	$18.66	$15.66					
Number of accumulation units outstanding at end of period	165	173	187	210	187					
WASHINGTON MUTUAL INVESTORS FUND[SM] (CLASS R-3)										
Value at beginning of period	$19.89	$18.05	$13.81	$12.38	$11.67	$10.39	$8.81	$13.28	$12.89	$11.02
Value at end of period	$19.68	$19.89	$18.05	$13.81	$12.38	$11.67	$10.39	$8.81	$13.28	$12.89
Number of accumulation units outstanding at end of period	0	7,731	7,515	2,115	1,989	1,743	3,739	5,536	19,727	18,101

Condensed Financial Information (continued)

TABLE 13

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.60%

(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALGER CAPITAL APPRECIATION FUND (CLASS A)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$20.69	$18.42	$16.23							
Value at end of period	$21.83	$20.69	$18.42							
Number of accumulation units outstanding at end of period	19	167	1,469							
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC. (CLASS A)										
(Funds were first received in this option during September 2010)										
Value at beginning of period	$18.69	$17.31	$13.00	$11.15	$10.64	$9.24				
Value at end of period	$18.76	$18.69	$17.31	$13.00	$11.15	$10.64				
Number of accumulation units outstanding at end of period	1,789	2,550	2,960	2,748	3,766	3,053				
ALLIANZGI NFJ DIVIDEND VALUE FUND (CLASS A)										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$22.01	$20.23	$15.85	$14.03	$12.46					
Value at end of period	$19.95	$22.01	$20.23	$15.85	$14.03					
Number of accumulation units outstanding at end of period	0	0	0	0	5,005					
ALLIANZGI NFJ SMALL-CAP VALUE FUND (CLASS A)										
Value at beginning of period	$26.37	$26.16	$20.05	$18.32	$18.08	$14.59	$11.87	$16.27	$15.46	$13.14
Value at end of period	$23.99	$26.37	$26.16	$20.05	$18.32	$18.08	$14.59	$11.87	$16.27	$15.46
Number of accumulation units outstanding at end of period	1,498	2,469	2,563	0	0	0	198	0	0	0
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$20.88	$18.47	$15.17	$13.75	$14.13	$11.98				
Value at end of period	$20.62	$20.88	$18.47	$15.17	$13.75	$14.13				
Number of accumulation units outstanding at end of period	310	243	604	14,942	248	344				
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during November 2013)										
Value at beginning of period	$20.49	$18.93	$18.33							
Value at end of period	$19.73	$20.49	$18.93							
Number of accumulation units outstanding at end of period	1,471	1,263	1,056							
AMERICAN BALANCED FUND® (CLASS R-3)										
Value at beginning of period	$18.96	$17.57	$14.57	$12.88	$12.52	$11.18	$9.32	$12.65	$11.98	$10.82
Value at end of period	$19.09	$18.96	$17.57	$14.57	$12.88	$12.52	$11.18	$9.32	$12.65	$11.98
Number of accumulation units outstanding at end of period	3,010	3,349	2,761	495	474	670	0	0	6,635	0
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during February 2012)										
Value at beginning of period	$12.12	$11.92	$13.24	$12.72						
Value at end of period	$11.75	$12.12	$11.92	$13.24						
Number of accumulation units outstanding at end of period	12,850	0	0	10,750						
ARIEL APPRECIATION FUND (INVESTOR CLASS)										
Value at beginning of period	$22.59	$21.09	$14.56	$12.32	$13.42	$11.33	$7.02	$11.96	$12.24	$11.14
Value at end of period	$20.99	$22.59	$21.09	$14.56	$12.32	$13.42	$11.33	$7.02	$11.96	$12.24
Number of accumulation units outstanding at end of period	603	126	1,995	1,749	1,474	873	385	0	6,173	21
ARIEL FUND (INVESTOR CLASS)										
Value at beginning of period	$21.30	$19.38	$13.53	$11.35	$12.92	$10.36	$6.40	$12.48	$12.82	$11.73
Value at end of period	$20.24	$21.30	$19.38	$13.53	$11.35	$12.92	$10.36	$6.40	$12.48	$12.82
Number of accumulation units outstanding at end of period	179	135	38	112	3,269	2,851	0	0	0	0

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$19.47	$19.83	$18.15							
Value at end of period	$18.56	$19.47	$19.83							
Number of accumulation units outstanding at end of period	0	24	1,484							
BLACKROCK EQUITY DIVIDEND FUND (INVESTOR A SHARES)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$18.41	$17.00	$13.76	$12.38	$12.33					
Value at end of period	$18.21	$18.41	$17.00	$13.76	$12.38					
Number of accumulation units outstanding at end of period	9,635	5,616	5,660	47	935					
CAPITAL WORLD GROWTH AND INCOME FUND℠ (CLASS R-3)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$18.90	$18.35	$14.82	$12.56	$13.71	$12.30				
Value at end of period	$18.32	$18.90	$18.35	$14.82	$12.56	$13.71				
Number of accumulation units outstanding at end of period	4,465	0	418	2,025	3,673	830				
COLUMBIA℠ ACORN® FUND (CLASS A)										
(Funds were first received in this option during November 2013)										
Value at beginning of period	$18.83	$18.88	$18.34							
Value at end of period	$18.33	$18.83	$18.88							
Number of accumulation units outstanding at end of period	1,334	1,494	1,482							
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS R4)										
(Funds were first received in this option during February 2012)										
Value at beginning of period	$13.99	$12.58	$9.65	$9.23						
Value at end of period	$13.62	$13.99	$12.58	$9.65						
Number of accumulation units outstanding at end of period	95	51	0	5,513						
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during June 2014)										
Value at beginning of period	$15.95	$15.39								
Value at end of period	$15.00	$15.95								
Number of accumulation units outstanding at end of period	215	19								
CRM MID CAP VALUE FUND (INVESTOR SHARES)										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$21.27	$20.27	$15.35	$13.16	$12.07					
Value at end of period	$20.55	$21.27	$20.27	$15.35	$13.16					
Number of accumulation units outstanding at end of period	48	308	270	0	6,225					
DODGE & COX INTERNATIONAL STOCK FUND										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$14.55	$14.70	$11.76	$9.83	$12.23					
Value at end of period	$12.75	$14.55	$14.70	$11.76	$9.83					
Number of accumulation units outstanding at end of period	550	466	0	0	148					
DODGE & COX STOCK FUND										
(Funds were first received in this option during November 2013)										
Value at beginning of period	$20.13	$18.43	$17.35							
Value at end of period	$19.01	$20.13	$18.43							
Number of accumulation units outstanding at end of period	0	0	1,111							
EUROPACIFIC GROWTH FUND® (CLASS R-3)										
Value at beginning of period	$20.21	$20.95	$17.59	$14.89	$17.38	$16.03	$11.63	$19.73	$16.74	$14.40
Value at end of period	$19.87	$20.21	$20.95	$17.59	$14.89	$17.38	$16.03	$11.63	$19.73	$16.74
Number of accumulation units outstanding at end of period	23,689	21,958	24,864	18,277	5,884	5,634	16,263	8,988	14,808	155

CFI 83

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
FIDELITY® ADVISOR NEW INSIGHTS FUND (INSTITUTIONAL CLASS)										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$19.68	$18.15	$13.81	$12.02	$11.17					
Value at end of period	$20.00	$19.68	$18.15	$13.81	$12.02					
Number of accumulation units outstanding at end of period	4,658	4,848	4,868	0	1,779					
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$24.16	$21.80	$16.77	$14.55	$15.08	$12.99	$9.67	$16.99	$14.60	$13.20
Value at end of period	$24.08	$24.16	$21.80	$16.77	$14.55	$15.08	$12.99	$9.67	$16.99	$14.60
Number of accumulation units outstanding at end of period	57,126	54,906	58,360	13,298	17,810	17,569	51,925	4,741	15,863	3,353
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$18.09	$16.81	$13.25	$11.41	$12.28	$10.01	$7.76	$13.67	$13.60	$11.43
Value at end of period	$17.20	$18.09	$16.81	$13.25	$11.41	$12.28	$10.01	$7.76	$13.67	$13.60
Number of accumulation units outstanding at end of period	2,653	949	3,846	294	266	0	29,416	108	0	0
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$18.78	$17.04	$12.63	$11.12	$12.13					
Value at end of period	$19.93	$18.78	$17.04	$12.63	$11.12					
Number of accumulation units outstanding at end of period	5,670	5,419	7,525	0	4,209					
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
Value at beginning of period	$23.96	$23.01	$18.52	$16.47	$17.11	$15.53	$12.94	$17.82	$16.19	$13.26
Value at end of period	$22.91	$23.96	$23.01	$18.52	$16.47	$17.11	$15.53	$12.94	$17.82	$16.19
Number of accumulation units outstanding at end of period	14,869	7,825	15,882	9,410	17,102	15,728	2,758	0	11,925	6,279
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$24.24	$24.30	$17.98	$15.31	$16.03	$12.60	$9.84	$14.80	$15.29	$13.17
Value at end of period	$22.27	$24.24	$24.30	$17.98	$15.31	$16.03	$12.60	$9.84	$14.80	$15.29
Number of accumulation units outstanding at end of period	7,047	5,659	4,956	5,513	1,479	1,406	8,110	2,596	0	648
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)										
Value at beginning of period	$22.21	$20.82	$15.14	$13.78	$14.61	$11.46	$8.07	$14.15	$12.78	$11.98
Value at end of period	$21.60	$22.21	$20.82	$15.14	$13.78	$14.61	$11.46	$8.07	$14.15	$12.78
Number of accumulation units outstanding at end of period	1,233	1,049	0	0	0	0	547	0	0	0
FUNDAMENTAL INVESTORS℠ (CLASS R-3)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$14.48	$13.41	$10.29	$8.87	$9.12	$8.07	$5.76			
Value at end of period	$14.83	$14.48	$13.41	$10.29	$8.87	$9.12	$8.07			
Number of accumulation units outstanding at end of period	13,950	3,564	5,967	30,458	3,661	128	349			
INVESCO ENDEAVOR FUND (CLASS A)										
(Funds were first received in this option during July 2011)										
Value at beginning of period	$19.56	$18.32	$14.42	$12.26	$12.90					
Value at end of period	$17.32	$19.56	$18.32	$14.42	$12.26					
Number of accumulation units outstanding at end of period	8	34	805	0	12					
INVESCO GLOBAL HEALTH CARE FUND (INVESTOR CLASS)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$69.20	$57.93	$40.95	$34.16	$33.04	$31.82	$23.79			
Value at end of period	$70.72	$69.20	$57.93	$40.95	$34.16	$33.04	$31.82			
Number of accumulation units outstanding at end of period	282	636	242	0	0	0	6			
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$20.01	$19.29	$15.04	$13.73	$14.76	$13.21	$9.71			
Value at end of period	$19.00	$20.01	$19.29	$15.04	$13.73	$14.76	$13.21			
Number of accumulation units outstanding at end of period	1,898	1,519	9	7,771	0	0	1,079			

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
INVESCO SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$27.85	$26.21	$18.31	$15.07	$16.55	$12.79				
Value at end of period	$25.19	$27.85	$26.21	$18.31	$15.07	$16.55				
Number of accumulation units outstanding at end of period	1,995	0	1,832	0	0	310				
LAZARD EMERGING MARKETS EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during September 2013)										
Value at beginning of period	$11.67	$12.30	$12.34							
Value at end of period	$9.22	$11.67	$12.30							
Number of accumulation units outstanding at end of period	0	0	1							
LORD ABBETT DEVELOPING GROWTH FUND, INC. (CLASS A)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$24.82	$24.23	$15.54	$14.19	$15.36					
Value at end of period	$22.43	$24.82	$24.23	$15.54	$14.19					
Number of accumulation units outstanding at end of period	0	0	0	0	91					
LORD ABBETT FUNDAMENTAL EQUITY FUND (CLASS A)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$18.50	$17.44	$16.03							
Value at end of period	$17.77	$18.50	$17.44							
Number of accumulation units outstanding at end of period	0	158	1,938							
LORD ABBETT MID CAP STOCK FUND, INC. (CLASS A)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$20.85	$18.83	$14.57	$12.83	$13.46	$11.10				
Value at end of period	$19.95	$20.85	$18.83	$14.57	$12.83	$13.46				
Number of accumulation units outstanding at end of period	618	6,325	5,628	16	1,379	1,380				
LORD ABBETT RESEARCH FUND, INC. - SMALL-CAP VALUE SERIES (CLASS A)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$26.68	$26.39	$19.90	$18.14	$20.48					
Value at end of period	$26.15	$26.68	$26.39	$19.90	$18.14					
Number of accumulation units outstanding at end of period	12	2,767	3,185	417	393					
MASSACHUSETTS INVESTORS GROWTH STOCK FUND (CLASS A)										
Value at beginning of period	$21.00	$18.99	$14.72	$12.70	$12.64	$11.16	$8.01	$12.82	$11.59	$10.88
Value at end of period	$20.82	$21.00	$18.99	$14.72	$12.70	$12.64	$11.16	$8.01	$12.82	$11.59
Number of accumulation units outstanding at end of period	152	159	152	0	0	0	3,378	0	0	0
NEUBERGER BERMAN GENESIS FUND® (TRUST CLASS)										
(Funds were first received in this option during November 2013)										
Value at beginning of period	$17.67	$17.89	$17.44							
Value at end of period	$17.53	$17.67	$17.89							
Number of accumulation units outstanding at end of period	2,879	2,552	2,610							
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$17.10	$15.65	$11.45	$10.44	$10.87	$8.95	$6.93	$11.45	$11.46	
Value at end of period	$16.84	$17.10	$15.65	$11.45	$10.44	$10.87	$8.95	$6.93	$11.45	
Number of accumulation units outstanding at end of period	12,176	13,197	20,436	10,956	591	509	4,751	1,417	3,852	
NEW PERSPECTIVE FUND® (CLASS R-3)										
Value at beginning of period	$22.09	$21.61	$17.19	$14.37	$15.70	$14.06	$10.32	$16.76	$14.58	$12.28
Value at end of period	$23.06	$22.09	$21.61	$17.19	$14.37	$15.70	$14.06	$10.32	$16.76	$14.58
Number of accumulation units outstanding at end of period	8,434	5,995	5,136	365	2,632	0	12	11	2,502	0
OPPENHEIMER CAPITAL APPRECIATION FUND (CLASS A)										
Value at beginning of period	$17.25	$15.11	$11.79	$10.45	$10.70	$9.89	$6.94	$12.93	$11.46	$10.74
Value at end of period	$17.66	$17.25	$15.11	$11.79	$10.45	$10.70	$9.89	$6.94	$12.93	$11.46
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$34.88	$36.93	$34.36	$28.66	$35.28	$28.00	$15.53	$30.13	$22.69	$18.27
Value at end of period	$29.74	$34.88	$36.93	$34.36	$28.66	$35.28	$28.00	$15.53	$30.13	$22.69
Number of accumulation units outstanding at end of period	5,952	10,447	11,784	4,602	148	0	13,386	0	1,746	9,695
OPPENHEIMER GOLD & SPECIAL MINERALS FUND (CLASS A)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$5.05	$6.01	$11.62	$12.89	$16.77					
Value at end of period	$3.85	$5.05	$6.01	$11.62	$12.89					
Number of accumulation units outstanding at end of period	0	0	87	0	127					
OPPENHEIMER INTERNATIONAL BOND FUND (CLASS A)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$11.08	$11.13	$11.71	$10.65	$10.63					
Value at end of period	$10.58	$11.08	$11.13	$11.71	$10.65					
Number of accumulation units outstanding at end of period	0	0	6,550	0	32					
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$16.90	$15.78	$13.67	$12.38	$12.72	$11.46	$9.52	$13.85	$12.75	$11.61
Value at end of period	$16.68	$16.90	$15.78	$13.67	$12.38	$12.72	$11.46	$9.52	$13.85	$12.75
Number of accumulation units outstanding at end of period	208	1,517	2,119	0	0	0	11,711	0	0	0
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$14.37	$14.05	$15.61	$14.48	$13.08	$12.20	$10.39	$11.66		
Value at end of period	$13.86	$14.37	$14.05	$15.61	$14.48	$13.08	$12.20	$10.39		
Number of accumulation units outstanding at end of period	13,868	23,634	28,089	7,815	753	768	933	849		
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$7.43	$8.58	$8.83	$7.97	$10.50	$9.15	$5.29	$12.76	$13.07	
Value at end of period	$6.23	$7.43	$8.58	$8.83	$7.97	$10.50	$9.15	$5.29	$12.76	
Number of accumulation units outstanding at end of period	1,869	1,602	313	44	0	0	1,036	86	5	
PIONEER HIGH YIELD FUND (CLASS A)										
Value at beginning of period	$17.76	$17.93	$16.10	$14.11	$14.48	$12.41	$7.72	$12.35	$11.65	$10.62
Value at end of period	$16.76	$17.76	$17.93	$16.10	$14.11	$14.48	$12.41	$7.72	$12.35	$11.65
Number of accumulation units outstanding at end of period	3,623	3,168	3,948	5,448	4,945	4,611	520	89	3,780	1,331
PIONEER STRATEGIC INCOME FUND (CLASS A)										
(Funds were first received in this option during November 2013)										
Value at beginning of period	$12.72	$12.26	$12.24							
Value at end of period	$12.44	$12.72	$12.26							
Number of accumulation units outstanding at end of period	9,277	3,697	146							
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)										
Value at beginning of period	$25.17	$23.01	$17.68	$14.95	$15.88	$13.79	$9.50	$14.67	$14.74	$12.39
Value at end of period	$24.04	$25.17	$23.01	$17.68	$14.95	$15.88	$13.79	$9.50	$14.67	$14.74
Number of accumulation units outstanding at end of period	187	0	1,713	256	248	0	0	0	0	0
TEMPLETON FOREIGN FUND (CLASS A)										
Value at beginning of period	$16.90	$19.10	$15.14	$12.87	$14.87	$13.81	$9.30	$17.39	$14.95	$12.57
Value at end of period	$15.58	$16.90	$19.10	$15.14	$12.87	$14.87	$13.81	$9.30	$17.39	$14.95
Number of accumulation units outstanding at end of period	0	4	195	467	2,100	1,985	32	0	0	966
THE GROWTH FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$21.48	$19.84	$14.96	$12.52	$13.28	$11.93	$8.95	$14.81	$13.48	$12.26
Value at end of period	$22.43	$21.48	$19.84	$14.96	$12.52	$13.28	$11.93	$8.95	$14.81	$13.48
Number of accumulation units outstanding at end of period	44,348	48,438	62,764	22,021	39,611	17,643	37,618	13,746	41,081	14,880
THE INCOME FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$19.46	$18.12	$15.48	$13.96	$13.35	$12.03	$9.76	$13.86	$13.49	$12.03
Value at end of period	$18.98	$19.46	$18.12	$15.48	$13.96	$13.35	$12.03	$9.76	$13.86	$13.49
Number of accumulation units outstanding at end of period	8,920	9,120	7,009	219	7,701	8,325	12,265	2,499	518	763

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
THORNBURG INTERNATIONAL VALUE FUND (CLASS R4)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$12.62	$13.51	$11.80	$10.29	$12.27					
Value at end of period	$13.33	$12.62	$13.51	$11.80	$10.29					
Number of accumulation units outstanding at end of period	0	0	0	0	142					
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$23.58	$23.08	$15.94	$14.07	$14.05	$10.79	$7.84	$11.91		
Value at end of period	$22.66	$23.58	$23.08	$15.94	$14.07	$14.05	$10.79	$7.84		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	1,806	1,639		
VICTORY SMALL COMPANY OPPORTUNITY FUND (CLASS R)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$19.57	$18.55	$14.07	$12.65	$12.97					
Value at end of period	$19.27	$19.57	$18.55	$14.07	$12.65					
Number of accumulation units outstanding at end of period	0	0	0	47	110					
VOYA BALANCED PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$16.13	$15.32	$14.43							
Value at end of period	$15.70	$16.13	$15.32							
Number of accumulation units outstanding at end of period	0	0	21							
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$12.56	$12.62	$13.26	$12.40	$12.05	$10.49	$8.78			
Value at end of period	$11.93	$12.56	$12.62	$13.26	$12.40	$12.05	$10.49			
Number of accumulation units outstanding at end of period	10,926	13,330	14,881	4,968	675	4,277	7,294			
VOYA GLOBAL REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during February 2012)										
Value at beginning of period	$21.69	$19.21	$18.65	$16.63						
Value at end of period	$21.15	$21.69	$19.21	$18.65						
Number of accumulation units outstanding at end of period	1,674	0	0	3,543						
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$10.03									
Value at end of period	$9.39									
Number of accumulation units outstanding at end of period	6,661									
VOYA GNMA INCOME FUND (CLASS A)										
Value at beginning of period	$14.70	$14.10	$14.45	$14.13	$13.23	$12.53	$12.01	$11.31	$10.75	$10.37
Value at end of period	$14.85	$14.70	$14.10	$14.45	$14.13	$13.23	$12.53	$12.01	$11.31	$10.75
Number of accumulation units outstanding at end of period	13,655	14,895	23,641	19,867	181	148	1,737	15	0	0
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2012)										
Value at beginning of period	$22.56	$20.57	$15.90	$15.14						
Value at end of period	$22.04	$22.56	$20.57	$15.90						
Number of accumulation units outstanding at end of period	488	279	185	107						
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$17.37	$17.29	$16.48	$14.56	$14.04	$12.37	$8.34	$10.84	$10.80	
Value at end of period	$16.90	$17.37	$17.29	$16.48	$14.56	$14.04	$12.37	$8.34	$10.84	
Number of accumulation units outstanding at end of period	4,045	559	1,693	80	1,722	0	1,019	1,715	9,015	
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$18.85	$16.72	$12.71	$11.21	$11.34	$10.05	$8.24	$13.25	$12.74	$11.23
Value at end of period	$18.82	$18.85	$16.72	$12.71	$11.21	$11.34	$10.05	$8.24	$13.25	$12.74
Number of accumulation units outstanding at end of period	3,814	3,223	4,877	2,549	2,075	1,961	0	6,089	5,549	9,357

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$22.58	$20.81	$15.62	$13.41	$13.70	$11.35	$8.70	$14.08	$14.01	
Value at end of period	$21.95	$22.58	$20.81	$15.62	$13.41	$13.70	$11.35	$8.70	$14.08	
Number of accumulation units outstanding at end of period	16,357	15,434	16,348	3,631	2,809	2,008	9,334	1,583	517	
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$20.93	$20.05	$14.19	$12.75	$12.98	$10.67	$8.63	$13.13	$14.14	$12.55
Value at end of period	$20.05	$20.93	$20.05	$14.19	$12.75	$12.98	$10.67	$8.63	$13.13	$14.14
Number of accumulation units outstanding at end of period	2,657	1,126	1,679	1,677	1,457	1,306	5,820	1,000	6,279	0
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2012)										
Value at beginning of period	$15.41	$14.69	$12.65	$12.09						
Value at end of period	$15.07	$15.41	$14.69	$12.65						
Number of accumulation units outstanding at end of period	70,220	67,818	63,096	544						
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$16.40	$15.60	$12.89	$11.27	$10.44					
Value at end of period	$16.01	$16.40	$15.60	$12.89	$11.27					
Number of accumulation units outstanding at end of period	36,007	36,631	33,052	0	226					
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$16.94	$16.09	$13.07	$11.37	$10.47					
Value at end of period	$16.51	$16.94	$16.09	$13.07	$11.37					
Number of accumulation units outstanding at end of period	23,664	21,274	18,072	177	356					
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$16.40	$15.54	$12.62	$10.97	$10.12					
Value at end of period	$15.97	$16.40	$15.54	$12.62	$10.97					
Number of accumulation units outstanding at end of period	3,486	1,538	732	0	66					
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$13.30	$12.65	$11.82	$10.97	$10.59					
Value at end of period	$13.06	$13.30	$12.65	$11.82	$10.97					
Number of accumulation units outstanding at end of period	37,717	736	560	1,219	127					
VOYA INTERMEDIATE BOND FUND (CLASS A)										
Value at beginning of period	$15.06	$14.23	$14.42	$13.33	$12.45	$11.41	$10.18	$11.38	$10.83	$10.49
Value at end of period	$15.02	$15.06	$14.23	$14.42	$13.33	$12.45	$11.41	$10.18	$11.38	$10.83
Number of accumulation units outstanding at end of period	15,432	9,657	31,207	6,873	9,911	9,482	0	0	4,644	0
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.96	$14.16	$14.31	$13.20	$12.40	$11.39	$10.31	$11.37	$10.83	$10.50
Value at end of period	$14.90	$14.96	$14.16	$14.31	$13.20	$12.40	$11.39	$10.31	$11.37	$10.83
Number of accumulation units outstanding at end of period	27,721	388	287	0	11	440	34,594	5,523	47	203
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2015)										
Value at beginning of period	$9.51									
Value at end of period	$9.10									
Number of accumulation units outstanding at end of period	5,993									
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$17.72	$15.73	$12.11	$10.34	$10.92					
Value at end of period	$18.69	$17.72	$15.73	$12.11	$10.34					
Number of accumulation units outstanding at end of period	5,438	3,273	149	147	144					

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$13.86	$12.71	$9.81	$8.63	$8.42	$7.12	$6.38	$9.21	$9.39	
Value at end of period	$13.12	$13.86	$12.71	$9.81	$8.63	$8.42	$7.12	$6.38	$9.21	
Number of accumulation units outstanding at end of period	3,828	4,104	7,368	4,298	6,803	0	6,976	7,453	3,665	
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2013)										
Value at beginning of period	$13.83	$12.69	$11.55							
Value at end of period	$13.09	$13.83	$12.69							
Number of accumulation units outstanding at end of period	1,168	1,669	4,769							
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$13.20	$12.22	$11.32							
Value at end of period	$13.17	$13.20	$12.22							
Number of accumulation units outstanding at end of period	8,264	3,852	1,767							
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$10.51	$10.63	$10.74	$10.83						
Value at end of period	$10.40	$10.51	$10.63	$10.74						
Number of accumulation units outstanding at end of period	1,168	1,068	353	234						
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
Value at beginning of period	$19.93	$21.36	$16.72	$14.00	$17.10	$13.81	$9.55	$19.95	$18.21	$14.52
Value at end of period	$21.40	$19.93	$21.36	$16.72	$14.00	$17.10	$13.81	$9.55	$19.95	$18.21
Number of accumulation units outstanding at end of period	189	0	189	252	477	477	74	5	4,237	0
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$16.01	$14.02	$10.83	$9.90	$10.44	$9.07	$7.36	$11.35	$11.55	
Value at end of period	$15.81	$16.01	$14.02	$10.83	$9.90	$10.44	$9.07	$7.36	$11.35	
Number of accumulation units outstanding at end of period	0	0	0	305	305	333	16,372	867	8,203	
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$15.95	$13.97	$10.80	$9.86	$10.40	$9.04	$7.33	$7.29		
Value at end of period	$15.75	$15.95	$13.97	$10.80	$9.86	$10.40	$9.04	$7.33		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	65		
VOYA REAL ESTATE FUND (CLASS A)										
Value at beginning of period	$27.35	$21.14	$20.90	$18.23	$16.78	$13.25	$10.28	$15.95	$19.22	$14.22
Value at end of period	$28.00	$27.35	$21.14	$20.90	$18.23	$16.78	$13.25	$10.28	$15.95	$19.22
Number of accumulation units outstanding at end of period	2,350	638	2,525	1,911	2,537	2,391	6,495	67	0	6,982
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2013)										
Value at beginning of period	$24.21	$21.60	$20.50							
Value at end of period	$25.84	$24.21	$21.60							
Number of accumulation units outstanding at end of period	1,738	1,801	1,685							
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$15.57	$13.90	$10.62	$9.27	$9.11	$8.55				
Value at end of period	$15.76	$15.57	$13.90	$10.62	$9.27	$9.11				
Number of accumulation units outstanding at end of period	1,399	1,229	5,990	5,845	4,784	1,328				
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$17.18	$15.37	$14.13							
Value at end of period	$16.55	$17.18	$15.37							
Number of accumulation units outstanding at end of period	682	1,265	1,411							

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$17.20	$16.53	$14.93							
Value at end of period	$16.28	$17.20	$16.53							
Number of accumulation units outstanding at end of period	2,924	176	371							
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$28.01	$26.73	$24.31							
Value at end of period	$27.53	$28.01	$26.73							
Number of accumulation units outstanding at end of period	0	265	211							
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$25.50	$24.08	$17.58	$15.45	$15.94	$12.89	$10.17	$14.83	$15.30	
Value at end of period	$25.15	$25.50	$24.08	$17.58	$15.45	$15.94	$12.89	$10.17	$14.83	
Number of accumulation units outstanding at end of period	715	178	54	58	2,407	0	4	4	4	
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.49	$14.79	$12.82	$11.38	$11.83	$11.06				
Value at end of period	$15.37	$15.49	$14.79	$12.82	$11.38	$11.83				
Number of accumulation units outstanding at end of period	23,688	22,198	40,039	27,024	20,744	28,031				
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.30	$15.54	$13.01	$11.39	$12.03	$11.21				
Value at end of period	$16.10	$16.30	$15.54	$13.01	$11.39	$12.03				
Number of accumulation units outstanding at end of period	69,078	66,293	80,272	66,274	54,245	46,820				
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.90	$16.06	$13.10	$11.43	$12.15	$11.27				
Value at end of period	$16.62	$16.90	$16.06	$13.10	$11.43	$12.15				
Number of accumulation units outstanding at end of period	13,041	7,179	6,140	5,655	2,706	2,327				
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2012)										
Value at beginning of period	$16.14	$15.30	$12.48	$11.99						
Value at end of period	$15.88	$16.14	$15.30	$12.48						
Number of accumulation units outstanding at end of period	847	34	13,591	504						
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$13.33	$12.70	$11.96	$10.97	$11.01	$10.50				
Value at end of period	$13.23	$13.33	$12.70	$11.96	$10.97	$11.01				
Number of accumulation units outstanding at end of period	13,593	24	24	1,684	1,705	1,715				
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.94	$15.06	$13.54	$12.14	$12.02	$10.90	$9.32	$12.29	$11.70	$10.88
Value at end of period	$15.79	$15.94	$15.06	$13.54	$12.14	$12.02	$10.90	$9.32	$12.29	$11.70
Number of accumulation units outstanding at end of period	601	1,669	8,875	6,806	5,711	2,679	15,404	0	0	0
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$16.84	$15.92	$13.11	$11.48	$11.92	$10.62	$8.54	$13.46	$12.91	$11.49
Value at end of period	$16.52	$16.84	$15.92	$13.11	$11.48	$11.92	$10.62	$8.54	$13.46	$12.91
Number of accumulation units outstanding at end of period	13,400	11,168	4,266	1,415	1,605	269	26,569	0	0	3,746
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$16.32	$15.41	$13.32	$11.81	$11.97	$10.76	$8.90	$12.90	$12.32	$11.17
Value at end of period	$16.11	$16.32	$15.41	$13.32	$11.81	$11.97	$10.76	$8.90	$12.90	$12.32
Number of accumulation units outstanding at end of period	6,457	4,334	21,201	11,520	10,838	1,409	42,263	234	109	4,631

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$27.01	$24.16	$18.50	$16.00	$16.62	$13.70	$10.16	$13.92	$15.76	
Value at end of period	$26.38	$27.01	$24.16	$18.50	$16.00	$16.62	$13.70	$10.16	$13.92	
Number of accumulation units outstanding at end of period	765	861	1,111	594	548	331	277	0	2,141	
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$26.85	$25.89	$18.76	$15.77	$15.52	$12.34	$9.18	$15.72	$14.91	$13.01
Value at end of period	$25.35	$26.85	$25.89	$18.76	$15.77	$15.52	$12.34	$9.18	$15.72	$14.91
Number of accumulation units outstanding at end of period	5,730	7,986	11,017	5,050	5,676	5,479	9,734	2,377	10,620	3,567
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$17.24	$13.37	$13.19	$11.50	$10.57	$8.32	$6.17	$10.10	$10.42	
Value at end of period	$17.63	$17.24	$13.37	$13.19	$11.50	$10.57	$8.32	$6.17	$10.10	
Number of accumulation units outstanding at end of period	9,709	8,270	7,700	3,617	76	0	4,726	6,756	4,073	
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$17.64	$15.73	$11.75	$10.52	$11.11	$9.97	$7.62	$12.62	$12.45	
Value at end of period	$18.06	$17.64	$15.73	$11.75	$10.52	$11.11	$9.97	$7.62	$12.62	
Number of accumulation units outstanding at end of period	3,489	1,978	645	836	735	5	1,287	0	173	
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$22.92	$21.76	$16.10	$14.14	$15.98	$12.53	$9.06	$14.99	$13.19	$11.87
Value at end of period	$22.40	$22.92	$21.76	$16.10	$14.14	$15.98	$12.53	$9.06	$14.99	$13.19
Number of accumulation units outstanding at end of period	9,617	6,053	9,119	5,802	2,223	3,364	5,875	1,885	3,077	10,041
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$20.02	$18.46	$13.76	$11.66	$11.98	$10.47	$8.20	$12.98	$13.36	$11.60
Value at end of period	$18.72	$20.02	$18.46	$13.76	$11.66	$11.98	$10.47	$8.20	$12.98	$13.36
Number of accumulation units outstanding at end of period	1,365	2,197	2,032	1,914	1,694	1,507	0	0	315	739
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$10.61	$10.44								
Value at end of period	$10.31	$10.61								
Number of accumulation units outstanding at end of period	6,327	754								
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$18.55	$16.96	$15.80							
Value at end of period	$17.88	$18.55	$16.96							
Number of accumulation units outstanding at end of period	6,229	9,589	9,666							
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$14.01	$13.98	$14.94	$12.63	$15.56	$13.03	$7.65	$15.80	$15.86	
Value at end of period	$11.72	$14.01	$13.98	$14.94	$12.63	$15.56	$13.03	$7.65	$15.80	
Number of accumulation units outstanding at end of period	2,397	1,736	2,077	37	14	0	1,667	2,099	7,588	
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$27.30	$23.88	$18.27	$15.31	$15.13	$12.38	$9.91	$14.89	$14.64	$12.64
Value at end of period	$26.31	$27.30	$23.88	$18.27	$15.31	$15.13	$12.38	$9.91	$14.89	$14.64
Number of accumulation units outstanding at end of period	177	493	957	6,143	246	0	1,136	158	7,163	467
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$22.68	$21.08	$19.03							
Value at end of period	$21.69	$22.68	$21.08							
Number of accumulation units outstanding at end of period	17,963	23,912	20,640							

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$19.19	$18.91	$15.00	$12.43	$13.65	$11.86	$8.57	$14.48	$13.70	$11.71
Value at end of period	$19.81	$19.19	$18.91	$15.00	$12.43	$13.65	$11.86	$8.57	$14.48	$13.70
Number of accumulation units outstanding at end of period	13,944	15,606	18,460	822	165	2	13,399	0	9,500	1,086
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$19.19	$19.28	$17.31	$15.03	$15.27	$14.76				
Value at end of period	$18.16	$19.19	$19.28	$17.31	$15.03	$15.27				
Number of accumulation units outstanding at end of period	8,212	7,581	7,894	1,753	0	453				
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$21.93	$19.69	$16.22	$14.27	$13.97	$12.33	$9.32	$12.95	$12.49	$11.13
Value at end of period	$22.91	$21.93	$19.69	$16.22	$14.27	$13.97	$12.33	$9.32	$12.95	$12.49
Number of accumulation units outstanding at end of period	44,291	34,145	32,072	17,691	6,228	779	724	0	7,634	18,374
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2010)										
Value at beginning of period	$20.87	$18.78	$13.98	$12.11	$12.65	$10.18				
Value at end of period	$21.17	$20.87	$18.78	$13.98	$12.11	$12.65				
Number of accumulation units outstanding at end of period	1,872	2,416	2,248	413	361	361				
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$23.22	$20.92	$15.62	$13.56	$14.19	$11.15	$7.68	$13.62	$12.12	$11.19
Value at end of period	$23.47	$23.22	$20.92	$15.62	$13.56	$14.19	$11.15	$7.68	$13.62	$12.12
Number of accumulation units outstanding at end of period	6,734	6,299	238	0	0	0	6,370	0	0	0
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$19.95	$18.70	$14.51	$12.47	$12.67	$11.10	$8.94	$14.00	$13.69	$11.57
Value at end of period	$18.45	$19.95	$18.70	$14.51	$12.47	$12.67	$11.10	$8.94	$14.00	$13.69
Number of accumulation units outstanding at end of period	16,347	7,225	10,907	6,187	4	3	4,657	7,149	4,489	4,921
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$22.37	$20.76	$15.03	$12.75	$13.00	$11.22	$7.91	$13.81	$12.67	$11.28
Value at end of period	$24.58	$22.37	$20.76	$15.03	$12.75	$13.00	$11.22	$7.91	$13.81	$12.67
Number of accumulation units outstanding at end of period	15,001	21,243	18,692	826	753	405	648	0	0	752
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2010)										
Value at beginning of period	$16.30	$16.60	$14.62	$12.40	$14.24	$12.22				
Value at end of period	$16.03	$16.30	$16.60	$14.62	$12.40	$14.24				
Number of accumulation units outstanding at end of period	2,387	2,202	2,976	780	1,338	561				
WANGER INTERNATIONAL										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$12.28	$12.95	$10.67	$8.85	$10.44	$8.43	$5.67	$5.39		
Value at end of period	$12.19	$12.28	$12.95	$10.67	$8.85	$10.44	$8.43	$5.67		
Number of accumulation units outstanding at end of period	9,577	12,633	13,489	1,506	3,522	0	928	43		
WANGER SELECT										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$17.59	$17.19	$15.57							
Value at end of period	$17.49	$17.59	$17.19							
Number of accumulation units outstanding at end of period	0	0	624							
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-3)										
Value at beginning of period	$19.79	$17.96	$13.74	$12.34	$11.63	$10.36	$8.79	$13.26	$12.87	$11.01
Value at end of period	$19.57	$19.79	$17.96	$13.74	$12.34	$11.63	$10.36	$8.79	$13.26	$12.87
Number of accumulation units outstanding at end of period	7,249	5,050	7,651	6,987	7,990	7,414	278	88	29,131	10,988

Condensed Financial Information (continued)

WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)

(Funds were first received in this option during June 2013)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$23.55	$22.12	$18.16							
Value at end of period	$22.29	$23.55	$22.12							
Number of accumulation units outstanding at end of period	934	1,089	922							

TABLE 14

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.65%

(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALGER GREEN FUND (CLASS A)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$13.37	$12.85	$11.22							
Value at end of period	$13.60	$13.37	$12.85							
Number of accumulation units outstanding at end of period	0	159	323							
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC. (CLASS A)										
(Funds were first received in this option during September 2012)										
Value at beginning of period	$18.59	$17.23	$12.94	$12.86						
Value at end of period	$18.65	$18.59	$17.23	$12.94						
Number of accumulation units outstanding at end of period	142	343	343	5,716						
ALLIANZGI NFJ SMALL-CAP VALUE FUND (CLASS A)										
Value at beginning of period	$26.23	$26.04	$19.96	$18.25	$18.02	$14.55	$11.84	$16.24	$15.44	$13.13
Value at end of period	$23.85	$26.23	$26.04	$19.96	$18.25	$18.02	$14.55	$11.84	$16.24	$15.44
Number of accumulation units outstanding at end of period	0	0	1,946	1,331	2,742	6,784	4,707	3,226	2,621	2,214
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$20.43	$18.89	$16.70							
Value at end of period	$19.67	$20.43	$18.89							
Number of accumulation units outstanding at end of period	0	97	217							
AMERICAN BALANCED FUND® (CLASS R-3)										
Value at beginning of period	$18.85	$17.49	$14.51	$12.83	$12.48	$11.15	$9.29	$12.63	$11.97	$10.81
Value at end of period	$18.98	$18.85	$17.49	$14.51	$12.83	$12.48	$11.15	$9.29	$12.63	$11.97
Number of accumulation units outstanding at end of period	1	4,785	1,759	108	16,760	65,995	54,615	67,764	76,253	52,109
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$12.09	$11.89	$13.22	$12.52	$11.19	$10.78				
Value at end of period	$11.71	$12.09	$11.89	$13.22	$12.52	$11.19				
Number of accumulation units outstanding at end of period	0	0	0	0	0	5,770				
ARIEL APPRECIATION FUND (INVESTOR CLASS)										
Value at beginning of period	$22.47	$20.99	$14.50	$12.27	$13.38	$11.29	$7.00	$11.93	$12.22	$10.71
Value at end of period	$20.86	$22.47	$20.99	$14.50	$12.27	$13.38	$11.29	$7.00	$11.93	$12.22
Number of accumulation units outstanding at end of period	2,630	2,768	3,173	15,851	3,259	17,980	14,517	14,899	26,596	11,422
ARIEL FUND (INVESTOR CLASS)										
Value at beginning of period	$21.19	$19.29	$13.47	$11.30	$12.88	$10.33	$6.38	$12.46	$12.80	$11.72
Value at end of period	$20.12	$21.19	$19.29	$13.47	$11.30	$12.88	$10.33	$6.38	$12.46	$12.80
Number of accumulation units outstanding at end of period	1,507	1,526	11,297	11,528	15,939	4,052	5,322	2,781	3,532	7,074

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
BLACKROCK EQUITY DIVIDEND FUND (INVESTOR A SHARES)										
(Funds were first received in this option during July 2012)										
Value at beginning of period	$18.36	$16.96	$13.74	$13.35						
Value at end of period	$18.15	$18.36	$16.96	$13.74						
Number of accumulation units outstanding at end of period	0	0	0	21,661						
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during July 2012)										
Value at beginning of period	$24.42	$23.12	$17.48	$15.86						
Value at end of period	$22.56	$24.42	$23.12	$17.48						
Number of accumulation units outstanding at end of period	0	0	0	2,842						
CAPITAL WORLD GROWTH AND INCOME FUND^{SM} (CLASS R-3)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$18.85	$18.30	$14.80	$12.54	$13.69	$12.23				
Value at end of period	$18.26	$18.85	$18.30	$14.80	$12.54	$13.69				
Number of accumulation units outstanding at end of period	0	0	0	5,664	6,800	6,417				
DODGE & COX STOCK FUND										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$20.08	$18.40	$13.24	$10.98	$11.75					
Value at end of period	$18.96	$20.08	$18.40	$13.24	$10.98					
Number of accumulation units outstanding at end of period	0	4	0	0	2,157					
EATON VANCE LARGE-CAP VALUE FUND (CLASS R)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$20.37	$18.52	$14.45	$12.59	$13.30	$11.68				
Value at end of period	$19.97	$20.37	$18.52	$14.45	$12.59	$13.30				
Number of accumulation units outstanding at end of period	0	0	0	0	0	1,038				
EUROPACIFIC GROWTH FUND® (CLASS R-3)										
Value at beginning of period	$20.10	$20.84	$17.51	$14.83	$17.32	$15.99	$11.60	$19.69	$16.72	$13.86
Value at end of period	$19.75	$20.10	$20.84	$17.51	$14.83	$17.32	$15.99	$11.60	$19.69	$16.72
Number of accumulation units outstanding at end of period	526	1,100	17,892	18,077	55,104	92,841	65,213	56,412	77,006	35,702
FIDELITY® ADVISOR NEW INSIGHTS FUND (INSTITUTIONAL CLASS)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$19.63	$17.47								
Value at end of period	$19.94	$19.63								
Number of accumulation units outstanding at end of period	0	79								
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$24.03	$21.70	$16.70	$14.50	$15.03	$12.96	$9.65	$16.96	$14.58	$13.18
Value at end of period	$23.94	$24.03	$21.70	$16.70	$14.50	$15.03	$12.96	$9.65	$16.96	$14.58
Number of accumulation units outstanding at end of period	5,838	6,478	17,388	49,006	80,165	73,818	32,042	41,443	51,562	6,947
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$17.99	$16.72	$13.19	$11.36	$11.37	$9.98	$7.74	$13.65	$13.58	$11.42
Value at end of period	$17.10	$17.99	$16.72	$13.19	$11.36	$11.37	$9.98	$7.74	$13.65	$13.58
Number of accumulation units outstanding at end of period	39	41	1,158	2,999	10,292	1,589	1,391	1,382	1,235	0
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during September 2012)										
Value at beginning of period	$18.68	$16.96	$12.57	$13.18						
Value at end of period	$19.81	$18.68	$16.96	$12.57						
Number of accumulation units outstanding at end of period	0	0	0	1,021						
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
Value at beginning of period	$23.83	$22.90	$18.43	$16.41	$17.05	$15.49	$12.91	$17.79	$16.16	$13.25
Value at end of period	$22.77	$23.83	$22.90	$18.43	$16.41	$17.05	$15.49	$12.91	$17.79	$16.16
Number of accumulation units outstanding at end of period	3,079	2,919	3,694	6,408	33,911	22,099	14,731	2,929	2,004	14,315

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$24.11	$24.18	$17.90	$15.25	$15.98	$12.57	$9.81	$14.77	$15.58	
Value at end of period	$22.14	$24.11	$24.18	$17.90	$15.25	$15.98	$12.57	$9.81	$14.77	
Number of accumulation units outstanding at end of period	519	1,456	683	2,420	1,989	5,915	10,650	8,894	9,348	
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)										
Value at beginning of period	$22.09	$20.72	$15.08	$13.73	$14.56	$11.43	$8.05	$14.13	$12.76	$11.97
Value at end of period	$21.47	$22.09	$20.72	$15.08	$13.73	$14.56	$11.43	$8.05	$14.13	$12.76
Number of accumulation units outstanding at end of period	0	0	2,551	1,857	1,694	2,212	1,225	546	465	350
FUNDAMENTAL INVESTORS^SM (CLASS R-3)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$14.43	$13.38	$10.27	$8.85	$9.11	$8.07	$6.18			
Value at end of period	$14.77	$14.43	$13.38	$10.27	$8.85	$9.11	$8.07			
Number of accumulation units outstanding at end of period	1	15,919	15,572	1,747	6,488	3,847	3,568			
INVESCO GLOBAL HEALTH CARE FUND (INVESTOR CLASS)										
Value at beginning of period	$68.87	$57.68	$40.79	$34.05	$32.95	$31.75	$25.11	$35.35	$31.99	$30.93
Value at end of period	$70.35	$68.87	$57.68	$40.79	$34.05	$32.95	$31.75	$25.11	$35.35	$31.99
Number of accumulation units outstanding at end of period	0	123	98	0	0	6	0	0	0	390
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$19.90	$19.19	$14.98	$13.68	$14.71	$13.17	$10.20	$14.18	$13.40	
Value at end of period	$18.89	$19.90	$19.19	$14.98	$13.68	$14.71	$13.17	$10.20	$14.18	
Number of accumulation units outstanding at end of period	0	0	689	550	3,033	4,036	1,837	0	189	
LORD ABBETT DEVELOPING GROWTH FUND, INC. (CLASS A)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$24.76	$24.18	$15.52	$14.18	$14.95					
Value at end of period	$22.36	$24.76	$24.18	$15.52	$14.18					
Number of accumulation units outstanding at end of period	0	0	0	187	1,781					
LORD ABBETT MID CAP STOCK FUND, INC. (CLASS A)										
Value at beginning of period	$20.74	$18.74	$14.50	$12.78	$13.42	$10.78	$8.58	$14.29	$14.33	$12.87
Value at end of period	$19.83	$20.74	$18.74	$14.50	$12.78	$13.42	$10.78	$8.58	$14.29	$14.33
Number of accumulation units outstanding at end of period	2,446	2,502	2,876	14,928	0	0	0	0	0	6,456
LORD ABBETT RESEARCH FUND, INC. - SMALL-CAP VALUE SERIES (CLASS A)										
Value at beginning of period	$26.53	$26.26	$19.81	$18.07	$19.11	$15.27	$11.86	$17.35	$15.84	$13.27
Value at end of period	$26.00	$26.53	$26.26	$19.81	$18.07	$19.11	$15.27	$11.86	$17.35	$15.84
Number of accumulation units outstanding at end of period	0	0	1,343	737	608	9,758	7,403	6,999	18,450	10,634
MASSACHUSETTS INVESTORS GROWTH STOCK FUND (CLASS A)										
Value at beginning of period	$20.89	$18.90	$14.65	$12.65	$12.59	$11.13	$7.99	$12.79	$11.58	$10.87
Value at end of period	$20.69	$20.89	$18.90	$14.65	$12.65	$12.59	$11.13	$7.99	$12.79	$11.58
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	14,017
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$17.02	$15.59	$11.41	$10.41	$10.84	$8.66				
Value at end of period	$16.76	$17.02	$15.59	$11.41	$10.41	$10.84				
Number of accumulation units outstanding at end of period	0	0	10,326	9,731	17,150	7,355				
NEW PERSPECTIVE FUND® (CLASS R-3)										
Value at beginning of period	$21.97	$21.50	$17.12	$14.31	$15.64	$14.02	$10.29	$16.72	$14.56	$12.27
Value at end of period	$22.92	$21.97	$21.50	$17.12	$14.31	$15.64	$14.02	$10.29	$16.72	$14.56
Number of accumulation units outstanding at end of period	1,670	2,222	3,506	512	17,810	28,100	17,758	27,128	24,370	16,517

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
OPPENHEIMER CAPITAL APPRECIATION FUND (CLASS A)										
Value at beginning of period	$17.16	$15.04	$11.73	$10.41	$10.67	$9.86	$6.92	$12.91	$11.44	$10.73
Value at end of period	$17.56	$17.16	$15.04	$11.73	$10.41	$10.67	$9.86	$6.92	$12.91	$11.44
Number of accumulation units outstanding at end of period	4,259	4,465	5,118	38,634	0	503	306	798	4,482	609
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$34.69	$36.75	$34.21	$28.55	$35.15	$27.92	$15.49	$30.07	$22.66	$18.25
Value at end of period	$29.56	$34.69	$36.75	$34.21	$28.55	$35.15	$27.92	$15.49	$30.07	$22.66
Number of accumulation units outstanding at end of period	0	928	5,345	12,641	6,939	6,958	4,506	54	19	3,134
OPPENHEIMER GOLD & SPECIAL MINERALS FUND (CLASS A)										
(Funds were first received in this option during July 2011)										
Value at beginning of period	$5.03	$6.00	$11.60	$12.88	$16.45					
Value at end of period	$3.84	$5.03	$6.00	$11.60	$12.88					
Number of accumulation units outstanding at end of period	0	0	0	0	331					
OPPENHEIMER INTERNATIONAL BOND FUND (CLASS A)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$11.05	$11.11	$11.69	$10.64	$10.76	$10.22				
Value at end of period	$10.55	$11.05	$11.11	$11.69	$10.64	$10.76				
Number of accumulation units outstanding at end of period	0	0	0	5,791	7,929	4,149				
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$16.81	$15.70	$13.61	$12.33	$12.67	$11.42	$9.49	$13.82	$12.74	$11.60
Value at end of period	$16.58	$16.81	$15.70	$13.61	$12.33	$12.67	$11.42	$9.49	$13.82	$12.74
Number of accumulation units outstanding at end of period	13	13	13	48	14,275	22	9,994	7,794	7,683	0
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$14.30	$14.00	$15.56	$14.44	$13.05	$12.18	$11.02			
Value at end of period	$13.79	$14.30	$14.00	$15.56	$14.44	$13.05	$12.18			
Number of accumulation units outstanding at end of period	0	0	0	8,043	34,873	41,505	31,229			
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$7.40	$8.55	$8.81	$7.95	$10.48	$8.61				
Value at end of period	$6.20	$7.40	$8.55	$8.81	$7.95	$10.48				
Number of accumulation units outstanding at end of period	0	1,942	0	0	0	1,339				
PIONEER HIGH YIELD FUND (CLASS A)										
Value at beginning of period	$17.66	$17.84	$16.02	$14.05	$14.43	$12.37	$7.70	$12.33	$11.63	$10.61
Value at end of period	$16.66	$17.66	$17.84	$16.02	$14.05	$14.43	$12.37	$7.70	$12.33	$11.63
Number of accumulation units outstanding at end of period	552	378	1,587	2,336	32,954	16,386	14,680	5,444	3,620	5,238
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)										
Value at beginning of period	$25.03	$22.89	$17.60	$14.89	$15.83	$13.75	$9.48	$14.64	$14.72	$12.38
Value at end of period	$23.90	$25.03	$22.89	$17.60	$14.89	$15.83	$13.75	$9.48	$14.64	$14.72
Number of accumulation units outstanding at end of period	44	44	1,422	613	561	22,427	24,615	21,607	23,027	16,918
TEMPLETON FOREIGN FUND (CLASS A)										
Value at beginning of period	$16.81	$19.01	$15.07	$12.82	$14.82	$13.77	$9.28	$17.35	$14.93	$12.55
Value at end of period	$15.49	$16.81	$19.01	$15.07	$12.82	$14.82	$13.77	$9.28	$17.35	$14.93
Number of accumulation units outstanding at end of period	0	0	0	0	3,769	3,481	403	428	346	0
THE GROWTH FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$21.36	$19.74	$14.89	$12.47	$13.23	$11.89	$8.93	$14.79	$13.46	$12.24
Value at end of period	$22.29	$21.36	$19.74	$14.89	$12.47	$13.23	$11.89	$8.93	$14.79	$13.46
Number of accumulation units outstanding at end of period	150	8,865	35,624	44,122	112,368	164,583	106,755	97,590	110,591	89,548
THE INCOME FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$19.35	$18.03	$15.41	$13.90	$13.30	$12.00	$9.73	$13.83	$13.47	$11.31
Value at end of period	$18.87	$19.35	$18.03	$15.41	$13.90	$13.30	$12.00	$9.73	$13.83	$13.47
Number of accumulation units outstanding at end of period	3,286	2,524	7,848	12,828	7,490	13,683	6,310	2,922	2,587	0

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
THORNBURG INTERNATIONAL VALUE FUND (CLASS R4)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$12.59	$13.48	$11.78	$10.28	$11.85					
Value at end of period	$13.29	$12.59	$13.48	$11.78	$10.28					
Number of accumulation units outstanding at end of period	0	0	0	0	3,243					
VANGUARD® DIVERSIFIED VALUE PORTFOLIO										
Value at beginning of period	$20.62	$19.01	$14.87	$12.93	$12.60	$11.67	$9.31	$14.76	$14.38	$12.25
Value at end of period	$19.86	$20.62	$19.01	$14.87	$12.93	$12.60	$11.67	$9.31	$14.76	$14.38
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
VANGUARD® EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$21.81	$19.82	$15.44	$13.78	$12.66	$11.17	$9.69	$14.20	$14.27	
Value at end of period	$21.72	$21.81	$19.82	$15.44	$13.78	$12.66	$11.17	$9.69	$14.20	
Number of accumulation units outstanding at end of period	510	615	602	9,125	0	274	250	264	233	
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO										
Value at beginning of period	$23.45	$22.97	$15.87	$14.02	$14.00	$10.76	$7.82	$13.08	$12.76	$11.72
Value at end of period	$22.52	$23.45	$22.97	$15.87	$14.02	$14.00	$10.76	$7.82	$13.08	$12.76
Number of accumulation units outstanding at end of period	185	168	163	0	0	3,361	3,085	2,718	2,387	0
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$16.05	$15.24	$13.18	$11.70	$11.97	$10.58	$8.95	$12.57	$12.01	$11.14
Value at end of period	$15.61	$16.05	$15.24	$13.18	$11.70	$11.97	$10.58	$8.95	$12.57	$12.01
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	572	343	3,296
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$12.52	$12.58	$13.23	$12.37	$12.03	$10.64				
Value at end of period	$11.88	$12.52	$12.58	$13.23	$12.37	$12.03				
Number of accumulation units outstanding at end of period	0	0	0	8,396	6,990	7,887				
VOYA GLOBAL REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$21.63	$19.16	$18.62	$14.96	$15.95	$12.83				
Value at end of period	$21.08	$21.63	$19.16	$18.62	$14.96	$15.95				
Number of accumulation units outstanding at end of period	0	0	0	0	0	455				
VOYA GNMA INCOME FUND (CLASS A)										
Value at beginning of period	$14.62	$14.03	$14.38	$14.07	$13.18	$12.49	$11.98	$11.28	$10.73	$10.29
Value at end of period	$14.76	$14.62	$14.03	$14.38	$14.07	$13.18	$12.49	$11.98	$11.28	$10.73
Number of accumulation units outstanding at end of period	12	12	12	4,088	11,734	31,703	22,070	24,276	20,890	11,093
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$17.29	$17.22	$16.43	$14.52	$14.01	$12.35	$8.33	$10.83	$10.80	
Value at end of period	$16.82	$17.29	$17.22	$16.43	$14.52	$14.01	$12.35	$8.33	$10.83	
Number of accumulation units outstanding at end of period	15	810	15	13	576	437	4,346	2,802	2,300	
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$18.75	$16.64	$12.65	$11.17	$11.30	$10.02	$8.22	$13.23	$12.73	$11.22
Value at end of period	$18.71	$18.75	$16.64	$12.65	$11.17	$11.30	$10.02	$8.22	$13.23	$12.73
Number of accumulation units outstanding at end of period	1,324	1,273	0	0	5,297	5,140	2,970	18,231	19,190	17,467
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$22.45	$20.71	$15.55	$13.35	$13.65	$11.32	$8.68	$14.05	$13.46	$12.43
Value at end of period	$21.82	$22.45	$20.71	$15.55	$13.35	$13.65	$11.32	$8.68	$14.05	$13.46
Number of accumulation units outstanding at end of period	1,885	1,674	2,875	14,449	21,150	22,350	5,830	3,951	2,888	3,033
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$20.81	$19.95	$14.13	$12.70	$12.93	$10.64	$8.61	$13.10	$14.12	$12.53
Value at end of period	$19.93	$20.81	$19.95	$14.13	$12.70	$12.93	$10.64	$8.61	$13.10	$14.12
Number of accumulation units outstanding at end of period	783	809	83	667	7,193	1,122	1,010	2,601	2,838	893

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.37	$14.66	$12.63	$11.26	$11.53	$10.94				
Value at end of period	$15.02	$15.37	$14.66	$12.63	$11.26	$11.53				
Number of accumulation units outstanding at end of period	0	257	6,787	91,281	40,645	39,301				
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.36	$15.56	$12.87	$11.26	$11.74	$11.08				
Value at end of period	$15.96	$16.36	$15.56	$12.87	$11.26	$11.74				
Number of accumulation units outstanding at end of period	0	6,692	14,020	65,929	26,404	20,705				
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.90	$16.06	$13.05	$11.36	$11.95	$11.23				
Value at end of period	$16.46	$16.90	$16.06	$13.05	$11.36	$11.95				
Number of accumulation units outstanding at end of period	29	6,406	5,968	38,509	9,414	6,278				
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during July 2012)										
Value at beginning of period	$16.36	$15.51	$12.60	$11.74						
Value at end of period	$15.92	$16.36	$15.51	$12.60						
Number of accumulation units outstanding at end of period	0	450	268	685						
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$13.27	$12.63	$11.81	$10.96	$10.76	$10.28				
Value at end of period	$13.02	$13.27	$12.63	$11.81	$10.96	$10.76				
Number of accumulation units outstanding at end of period	0	381	0	3,480	337	235				
VOYA INTERMEDIATE BOND FUND (CLASS A)										
Value at beginning of period	$14.98	$14.16	$14.36	$13.28	$12.40	$11.38	$10.15	$11.36	$10.81	$10.48
Value at end of period	$14.93	$14.98	$14.16	$14.36	$13.28	$12.40	$11.38	$10.15	$11.36	$10.81
Number of accumulation units outstanding at end of period	4,924	5,539	6,150	22,241	11,812	13,001	1,248	26,992	29,735	1,365
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.88	$14.09	$14.24	$13.15	$12.35	$11.36	$10.28	$11.35	$10.81	$10.49
Value at end of period	$14.82	$14.88	$14.09	$14.24	$13.15	$12.35	$11.36	$10.28	$11.35	$10.81
Number of accumulation units outstanding at end of period	551	98	35,797	21,618	30,430	31,707	39,309	5,901	2,211	0
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$9.23	$9.90	$8.23	$6.99	$8.03	$7.02				
Value at end of period	$9.07	$9.23	$9.90	$8.23	$6.99	$8.03				
Number of accumulation units outstanding at end of period	0	0	0	0	0	1,258				
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$17.68	$15.70	$12.10	$10.34	$10.32					
Value at end of period	$18.64	$17.68	$15.70	$12.10	$10.34					
Number of accumulation units outstanding at end of period	0	2,603	0	1,219	12,442					
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$13.80	$12.66	$9.77	$8.61	$8.40	$7.11	$6.37	$9.20	$9.38	
Value at end of period	$13.05	$13.80	$12.66	$9.77	$8.61	$8.40	$7.11	$6.37	$9.20	
Number of accumulation units outstanding at end of period	10,493	11,000	7,638	29,833	35,455	30,152	27,513	11,475	10,501	
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2013)										
Value at beginning of period	$13.77	$12.64	$11.51							
Value at end of period	$13.03	$13.77	$12.64							
Number of accumulation units outstanding at end of period	1,763	3,533	318							

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$13.18	$12.21	$10.19							
Value at end of period	$13.15	$13.18	$12.21							
Number of accumulation units outstanding at end of period	0	4,220	3,809							
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$10.46	$10.58	$10.70	$10.82	$10.91					
Value at end of period	$10.34	$10.46	$10.58	$10.70	$10.82					
Number of accumulation units outstanding at end of period	0	0	0	6	6					
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
Value at beginning of period	$19.83	$21.25	$16.65	$13.94	$17.04	$13.77	$9.53	$19.91	$18.19	$15.14
Value at end of period	$21.27	$19.83	$21.25	$16.65	$13.94	$17.04	$13.77	$9.53	$19.91	$18.19
Number of accumulation units outstanding at end of period	0	0	0	19	5,096	4,780	5,577	1,981	1,691	1,635
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$15.94	$13.97	$10.80	$9.87	$10.41	$9.06	$7.35	$11.34	$11.54	
Value at end of period	$15.73	$15.94	$13.97	$10.80	$9.87	$10.41	$9.06	$7.35	$11.34	
Number of accumulation units outstanding at end of period	265	255	244	31	21,756	20,384	13,236	5,373	7,982	
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2013)										
Value at beginning of period	$15.88	$13.92	$13.32							
Value at end of period	$15.68	$15.88	$13.92							
Number of accumulation units outstanding at end of period	756	749	13							
VOYA REAL ESTATE FUND (CLASS A)										
Value at beginning of period	$27.20	$21.04	$20.81	$18.16	$16.72	$13.21	$10.26	$15.92	$19.20	$14.20
Value at end of period	$27.84	$27.20	$21.04	$20.81	$18.16	$16.72	$13.21	$10.26	$15.92	$19.20
Number of accumulation units outstanding at end of period	0	0	0	421	11,140	3,737	0	3,464	2,530	6,706
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$24.14	$21.55	$16.47	$14.51	$14.05	$12.02				
Value at end of period	$25.75	$24.14	$21.55	$16.47	$14.51	$14.05				
Number of accumulation units outstanding at end of period	0	0	0	0	0	612				
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$15.52	$13.86	$10.59	$9.25	$9.10	$8.18	$6.95			
Value at end of period	$15.70	$15.52	$13.86	$10.59	$9.25	$9.10	$8.18			
Number of accumulation units outstanding at end of period	6	427	331	0	0	9,592	4,750			
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$21.97	$19.71	$15.09	$13.10	$13.11	$11.42				
Value at end of period	$21.01	$21.97	$19.71	$15.09	$13.10	$13.11				
Number of accumulation units outstanding at end of period	0	0	0	0	0	568				
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$17.12	$15.33	$11.53	$9.94	$10.22	$7.93				
Value at end of period	$16.49	$17.12	$15.33	$11.53	$9.94	$10.22				
Number of accumulation units outstanding at end of period	0	377	50	0	0	480				
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$17.15	$16.49	$11.99	$10.43	$10.95	$8.31				
Value at end of period	$16.22	$17.15	$16.49	$11.99	$10.43	$10.95				
Number of accumulation units outstanding at end of period	0	0	0	0	0	539				

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$25.36	$23.96	$17.51	$15.39	$15.88	$12.85	$10.14	$14.80	$14.07	$13.04
Value at end of period	$25.00	$25.36	$23.96	$17.51	$15.39	$15.88	$12.85	$10.14	$14.80	$14.07
Number of accumulation units outstanding at end of period	1,714	1,656	4,970	163	1,439	1,098	1,151	382	2,157	2,301
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.46	$14.76	$12.80	$11.37	$11.82	$11.05				
Value at end of period	$15.32	$15.46	$14.76	$12.80	$11.37	$11.82				
Number of accumulation units outstanding at end of period	10,789	11,201	9,841	55,690	90,763	92,442				
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.26	$15.51	$12.99	$11.38	$12.03	$11.21				
Value at end of period	$16.06	$16.26	$15.51	$12.99	$11.38	$12.03				
Number of accumulation units outstanding at end of period	14,287	35,556	11,683	50,452	50,148	69,397				
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.86	$16.03	$13.09	$11.42	$12.14	$11.26				
Value at end of period	$16.57	$16.86	$16.03	$13.09	$11.42	$12.14				
Number of accumulation units outstanding at end of period	3,548	23,868	2,629	12,597	69,530	67,961				
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$16.10	$15.27	$12.46	$10.88	$11.56	$9.83				
Value at end of period	$15.83	$16.10	$15.27	$12.46	$10.88	$11.56				
Number of accumulation units outstanding at end of period	0	0	0	827	300	17				
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$13.30	$12.67	$11.94	$10.96	$11.00	$10.50				
Value at end of period	$13.19	$13.30	$12.67	$11.94	$10.96	$11.00				
Number of accumulation units outstanding at end of period	40,178	3,735	1,259	30	7,253	20,985				
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.85	$14.99	$13.48	$12.10	$11.98	$10.87	$9.30	$12.26	$11.68	$10.87
Value at end of period	$15.69	$15.85	$14.99	$13.48	$12.10	$11.98	$10.87	$9.30	$12.26	$11.68
Number of accumulation units outstanding at end of period	0	0	0	0	0	755	557	307	871	3,880
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$16.75	$15.84	$13.05	$11.44	$11.88	$10.59	$8.52	$13.44	$12.89	$11.48
Value at end of period	$16.42	$16.75	$15.84	$13.05	$11.44	$11.88	$10.59	$8.52	$13.44	$12.89
Number of accumulation units outstanding at end of period	7,012	7,117	6,152	499	72	1,752	940	810	3,791	1,962
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$16.23	$15.34	$13.26	$11.77	$11.93	$10.73	$8.88	$12.88	$12.31	$11.16
Value at end of period	$16.01	$16.23	$15.34	$13.26	$11.77	$11.93	$10.73	$8.88	$12.88	$12.31
Number of accumulation units outstanding at end of period	13,686	13,959	14,472	4,310	2,043	3,800	2,194	1,474	2,071	12,744
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$12.48	$11.91	$12.34	$11.99	$11.28	$10.99				
Value at end of period	$12.40	$12.48	$11.91	$12.34	$11.99	$11.28				
Number of accumulation units outstanding at end of period	0	0	0	0	0	542				
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$26.86	$24.04	$18.42	$15.93	$16.56	$13.27				
Value at end of period	$26.22	$26.86	$24.04	$18.42	$15.93	$16.56				
Number of accumulation units outstanding at end of period	1	1,306	1,295	1,340	152	232				

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$26.70	$25.76	$18.67	$15.71	$15.46	$12.30	$9.16	$15.69	$14.89	$13.00
Value at end of period	$25.19	$26.70	$25.76	$18.67	$15.71	$15.46	$12.30	$9.16	$15.69	$14.89
Number of accumulation units outstanding at end of period	1,684	1,960	9,498	12,806	20,623	23,954	29,636	16,872	15,277	4,320
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$17.17	$13.32	$13.15	$11.47	$10.55	$8.31	$6.16	$10.09	$10.41	
Value at end of period	$17.54	$17.17	$13.32	$13.15	$11.47	$10.55	$8.31	$6.16	$10.09	
Number of accumulation units outstanding at end of period	427	1,718	355	5,242	2,858	2,207	29,563	20,826	17,690	
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$17.54	$15.65	$11.69	$10.48	$11.07	$9.94	$7.60	$12.59	$12.44	
Value at end of period	$17.95	$17.54	$15.65	$11.69	$10.48	$11.07	$9.94	$7.60	$12.59	
Number of accumulation units outstanding at end of period	0	0	0	2,140	6,047	16,514	11,742	7,735	6,461	
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$16.51	$15.93	$11.46	$10.10	$10.44	$8.39	$5.64			
Value at end of period	$15.92	$16.51	$15.93	$11.46	$10.10	$10.44	$8.39			
Number of accumulation units outstanding at end of period	0	0	0	0	1,620	1,440	509			
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$22.81	$21.67	$16.04	$14.09	$15.94	$12.50	$9.05	$14.97	$14.46	
Value at end of period	$22.28	$22.81	$21.67	$16.04	$14.09	$15.94	$12.50	$9.05	$14.97	
Number of accumulation units outstanding at end of period	1,289	4,966	2,396	5,195	2,929	26,531	33,123	23,188	29,807	
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$19.91	$18.37	$13.69	$11.62	$11.94	$10.44	$7.12			
Value at end of period	$18.60	$19.91	$18.37	$13.69	$11.62	$11.94	$10.44			
Number of accumulation units outstanding at end of period	0	0	539	534	73	49	22			
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$18.50	$16.93	$12.74	$11.20	$11.54	$9.93				
Value at end of period	$17.82	$18.50	$16.93	$12.74	$11.20	$11.54				
Number of accumulation units outstanding at end of period	0	0	0	12,106	10,285	8,551				
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$13.95	$13.93	$14.89	$12.60	$15.53	$13.00	$7.64	$15.79	$15.85	
Value at end of period	$11.66	$13.95	$13.93	$14.89	$12.60	$15.53	$13.00	$7.64	$15.79	
Number of accumulation units outstanding at end of period	411	192	147	187	0	1,838	1,718	1,544	1,382	
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$27.15	$23.77	$18.19	$15.25	$15.08	$12.34	$9.89	$14.86	$14.62	$12.62
Value at end of period	$26.16	$27.15	$23.77	$18.19	$15.25	$15.08	$12.34	$9.89	$14.86	$14.62
Number of accumulation units outstanding at end of period	0	0	0	276	8,209	7,854	13,638	5,481	4,772	0
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$22.62	$21.04	$15.25	$12.95	$13.22	$10.71				
Value at end of period	$21.63	$22.62	$21.04	$15.25	$12.95	$13.22				
Number of accumulation units outstanding at end of period	0	0	0	15,748	12,628	8,976				
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$19.09	$18.83	$14.94	$12.39	$13.61	$11.83	$8.55	$14.46	$13.69	$11.71
Value at end of period	$19.70	$19.09	$18.83	$14.94	$12.39	$13.61	$11.83	$8.55	$14.46	$13.69
Number of accumulation units outstanding at end of period	2,540	2,845	3,311	25,623	8,985	6,702	12,492	10,563	14,378	473

CFI 101

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$19.10	$19.21	$17.25	$14.99	$15.24	$13.32				
Value at end of period	$18.07	$19.10	$19.21	$17.25	$14.99	$15.24				
Number of accumulation units outstanding at end of period	0	0	85	12,547	3,360	3,074				
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$21.82	$19.60	$16.16	$14.22	$13.93	$12.31	$9.31	$12.93	$12.48	$12.47
Value at end of period	$22.79	$21.82	$19.60	$16.16	$14.22	$13.93	$12.31	$9.31	$12.93	$12.48
Number of accumulation units outstanding at end of period	125,813	122,555	131,531	20,549	78,163	34,176	15,456	6,779	7,245	474
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2013)										
Value at beginning of period	$20.78	$18.70	$17.80							
Value at end of period	$21.06	$20.78	$18.70							
Number of accumulation units outstanding at end of period	2,959	3,006	1,536							
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$23.09	$20.82	$15.55	$13.51	$14.15	$11.11	$7.66	$13.59	$12.11	$11.18
Value at end of period	$23.33	$23.09	$20.82	$15.55	$13.51	$14.15	$11.11	$7.66	$13.59	$12.11
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$19.84	$18.61	$14.45	$12.42	$12.63	$11.07	$8.92	$13.98	$13.84	
Value at end of period	$18.34	$19.84	$18.61	$14.45	$12.42	$12.63	$11.07	$8.92	$13.98	
Number of accumulation units outstanding at end of period	24	24	2,237	2,051	1,538	5,251	14,311	10,529	14,374	
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$22.25	$20.65	$14.96	$12.70	$12.95	$10.84				
Value at end of period	$24.43	$22.25	$20.65	$14.96	$12.70	$12.95				
Number of accumulation units outstanding at end of period	2,679	2,716	0	10,041	9,754	8,719				
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2013)										
Value at beginning of period	$16.22	$16.53	$14.06							
Value at end of period	$15.95	$16.22	$16.53							
Number of accumulation units outstanding at end of period	366	1,059	971							
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$12.14	$13.28								
Value at end of period	$11.63	$12.14								
Number of accumulation units outstanding at end of period	1,196	1,299								
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$20.26	$20.97	$16.15	$13.35	$14.24	$13.30	$10.10	$16.87	$17.15	
Value at end of period	$18.62	$20.26	$20.97	$16.15	$13.35	$14.24	$13.30	$10.10	$16.87	
Number of accumulation units outstanding at end of period	1,732	1,774	1,774	13,123	1,149	1,516	0	1,748	1,161	
WANGER SELECT										
(Funds were first received in this option during July 2012)										
Value at beginning of period	$17.54	$17.15	$12.86	$11.58						
Value at end of period	$17.44	$17.54	$17.15	$12.86						
Number of accumulation units outstanding at end of period	0	0	0	9,703						

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
WANGER USA										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$25.62	$24.66	$18.59	$15.62	$16.33	$12.50				
Value at end of period	$25.25	$25.62	$24.66	$18.59	$15.62	$16.33				
Number of accumulation units outstanding at end of period	0	2,123	2,070	0	0	163				
WASHINGTON MUTUAL INVESTORS FUND^SM (CLASS R-3)										
Value at beginning of period	$19.68	$17.87	$13.68	$12.29	$11.59	$10.33	$8.77	$13.23	$12.85	$11.00
Value at end of period	$19.45	$19.68	$17.87	$13.68	$12.29	$11.59	$10.33	$8.77	$13.23	$12.85
Number of accumulation units outstanding at end of period	0	0	0	289	28,995	71,517	43,730	79,788	91,793	72,170
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$23.42	$22.01	$16.09	$14.31	$14.76	$12.14	$9.44	$13.95	$15.32	$12.73
Value at end of period	$22.16	$23.42	$22.01	$16.09	$14.31	$14.76	$12.14	$9.44	$13.95	$15.32
Number of accumulation units outstanding at end of period	0	0	0	19	8,345	383	120	134	4,639	0

TABLE 15
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.70%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALGER CAPITAL APPRECIATION FUND (CLASS A)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$20.59	$18.93								
Value at end of period	$21.70	$20.59								
Number of accumulation units outstanding at end of period	19,527	20,123								
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC. (CLASS A)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$18.49	$17.14	$12.88	$11.06	$10.57	$9.43	$7.87	$11.85		
Value at end of period	$18.54	$18.49	$17.14	$12.88	$11.06	$10.57	$9.43	$7.87		
Number of accumulation units outstanding at end of period	7,172	0	0	0	4,972	4,034	2,528	62		
ALLIANZGI NFJ SMALL-CAP VALUE FUND (CLASS A)										
Value at beginning of period	$26.08	$25.91	$19.87	$18.17	$17.96	$14.51	$11.81	$16.21	$15.41	$13.12
Value at end of period	$23.70	$26.08	$25.91	$19.87	$18.17	$17.96	$14.51	$11.81	$16.21	$15.41
Number of accumulation units outstanding at end of period	2,860	0	0	154	172	459	1,416	570	0	0
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$20.77	$18.39	$15.11	$13.72	$14.11	$11.75				
Value at end of period	$20.48	$20.77	$18.39	$15.11	$13.72	$14.11				
Number of accumulation units outstanding at end of period	506	3,385	2,827	2,354	0	801				
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$20.37	$18.85	$14.67	$13.50	$13.37	$11.55				
Value at end of period	$19.60	$20.37	$18.85	$14.67	$13.50	$13.37				
Number of accumulation units outstanding at end of period	22,578	26,662	774	577	0	607				
AMERICAN BALANCED FUND® (CLASS R-3)										
Value at beginning of period	$18.75	$17.40	$14.44	$12.78	$12.43	$11.11	$9.27	$12.60	$11.95	$10.80
Value at end of period	$18.87	$18.75	$17.40	$14.44	$12.78	$12.43	$11.11	$9.27	$12.60	$11.95
Number of accumulation units outstanding at end of period	45,485	46,390	46,527	12,134	27,911	28,304	29,987	28,336	3	20,393

CFI 103

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$12.06	$11.87	$13.20	$12.50	$11.18	$10.86				
Value at end of period	$11.67	$12.06	$11.87	$13.20	$12.50	$11.18				
Number of accumulation units outstanding at end of period	97	12,457	12,554	11,011	0	4,167				
ARIEL APPRECIATION FUND (INVESTOR CLASS)										
Value at beginning of period	$22.35	$20.88	$14.43	$12.22	$13.33	$11.26	$6.98	$11.91	$12.21	$11.12
Value at end of period	$20.74	$22.35	$20.88	$14.43	$12.22	$13.33	$11.26	$6.98	$11.91	$12.21
Number of accumulation units outstanding at end of period	0	0	0	0	12,729	11,001	12,928	9,780	0	18,088
ARIEL FUND (INVESTOR CLASS)										
Value at beginning of period	$21.07	$19.19	$13.41	$11.26	$12.83	$10.30	$6.37	$12.43	$12.78	$11.71
Value at end of period	$20.00	$21.07	$19.19	$13.41	$11.26	$12.83	$10.30	$6.37	$12.43	$12.78
Number of accumulation units outstanding at end of period	7,114	26,285	27,736	9,897	21,623	27,855	27,410	24,153	261	7,302
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$19.36	$19.73	$15.91	$15.91						
Value at end of period	$18.44	$19.36	$19.73	$15.91						
Number of accumulation units outstanding at end of period	0	0	65	11						
BLACKROCK EQUITY DIVIDEND FUND (INVESTOR A SHARES)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$18.32	$16.93	$13.72	$12.36	$11.80	$10.12				
Value at end of period	$18.10	$18.32	$16.93	$13.72	$12.36	$11.80				
Number of accumulation units outstanding at end of period	2,436	5,084	2,038	1,647	20,378	15,479				
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$24.35	$23.07	$17.44	$15.53	$15.75	$12.65				
Value at end of period	$22.49	$24.35	$23.07	$17.44	$15.53	$15.75				
Number of accumulation units outstanding at end of period	250	221	221	0	2,492	2,010				
CAPITAL WORLD GROWTH AND INCOME FUND℠ (CLASS R-3)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$18.80	$18.26	$14.77	$12.52	$13.68	$11.88				
Value at end of period	$18.20	$18.80	$18.26	$14.77	$12.52	$13.68				
Number of accumulation units outstanding at end of period	34	67	506	1,505	6,860	4,176				
COLUMBIA℠ ACORN® FUND (CLASS A)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$18.73	$18.80	$14.53	$12.47	$13.49					
Value at end of period	$18.22	$18.73	$18.80	$14.53	$12.47					
Number of accumulation units outstanding at end of period	42	38	2,804	2,471	2,644					
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS R4)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$13.89	$12.51	$9.61	$8.43	$8.98	$7.80	$5.76			
Value at end of period	$13.52	$13.89	$12.51	$9.61	$8.43	$8.98	$7.80			
Number of accumulation units outstanding at end of period	0	0	0	0	0	7,627	2,090			
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$15.84	$14.27	$10.66	$9.23	$9.73	$7.99	$6.09	$6.53		
Value at end of period	$14.89	$15.84	$14.27	$10.66	$9.23	$9.73	$7.99	$6.09		
Number of accumulation units outstanding at end of period	299	0	674	782	6,294	6,274	13,867	54		

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
CRM MID CAP VALUE FUND (INVESTOR SHARES)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$21.15	$20.18	$15.30	$14.41						
Value at end of period	$20.42	$21.15	$20.18	$15.30						
Number of accumulation units outstanding at end of period	1,196	0	7	1						
DODGE & COX INTERNATIONAL STOCK FUND										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$14.48	$14.64	$11.73	$9.81	$12.00					
Value at end of period	$12.68	$14.48	$14.64	$11.73	$9.81					
Number of accumulation units outstanding at end of period	0	0	0	0	41					
DODGE & COX STOCK FUND										
(Funds were first received in this option during December 2014)										
Value at beginning of period	$20.03	$20.03								
Value at end of period	$18.90	$20.03								
Number of accumulation units outstanding at end of period	1,171	989								
EATON VANCE LARGE-CAP VALUE FUND (CLASS R)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$20.31	$18.48	$14.42	$14.42						
Value at end of period	$19.90	$20.31	$18.48	$14.42						
Number of accumulation units outstanding at end of period	34	22	365	159						
EUROPACIFIC GROWTH FUND® (CLASS R-3)										
Value at beginning of period	$20.00	$20.74	$17.44	$14.77	$17.26	$15.94	$11.57	$19.66	$16.69	$13.84
Value at end of period	$19.63	$20.00	$20.74	$17.44	$14.77	$17.26	$15.94	$11.57	$19.66	$16.69
Number of accumulation units outstanding at end of period	32,993	32,474	31,948	26,307	53,034	69,479	69,889	70,565	16,168	37,354
FIDELITY® ADVISOR NEW INSIGHTS FUND (INSTITUTIONAL CLASS)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$19.58	$18.08	$13.77	$11.99	$12.58					
Value at end of period	$19.88	$19.58	$18.08	$13.77	$11.99					
Number of accumulation units outstanding at end of period	0	0	1,873	3,957	4,564					
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$23.90	$21.59	$16.63	$14.44	$14.98	$12.92	$9.62	$16.93	$14.56	$13.17
Value at end of period	$23.80	$23.90	$21.59	$16.63	$14.44	$14.98	$12.92	$9.62	$16.93	$14.56
Number of accumulation units outstanding at end of period	65,464	83,551	69,413	45,231	55,949	60,538	79,465	49,359	27,835	36,984
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$17.89	$16.64	$13.13	$11.32	$11.33	$9.95	$7.73	$13.62	$13.86	
Value at end of period	$17.00	$17.89	$16.64	$13.13	$11.32	$11.33	$9.95	$7.73	$13.62	
Number of accumulation units outstanding at end of period	7,772	14,568	14,381	16,075	6,883	11,880	17,034	8,676	179	
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$18.58	$16.88	$12.52	$12.52						
Value at end of period	$19.69	$18.58	$16.88	$12.52						
Number of accumulation units outstanding at end of period	474	420	383	356						
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
Value at beginning of period	$23.70	$22.78	$18.35	$16.34	$16.99	$15.44	$12.88	$17.75	$16.14	$14.88
Value at end of period	$22.64	$23.70	$22.78	$18.35	$16.34	$16.99	$15.44	$12.88	$17.75	$16.14
Number of accumulation units outstanding at end of period	19,779	20,197	21,493	8,847	9,869	7,549	12,207	11,046	75	175
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$23.98	$24.06	$17.82	$15.19	$15.92	$12.53	$9.79	$14.75	$15.24	$14.10
Value at end of period	$22.01	$23.98	$24.06	$17.82	$15.19	$15.92	$12.53	$9.79	$14.75	$15.24
Number of accumulation units outstanding at end of period	2,225	2,578	2,393	5,876	18,361	20,132	18,203	15,805	1,497	1,093

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)										
Value at beginning of period	$21.97	$20.61	$15.01	$13.67	$14.51	$11.40	$8.03	$14.10	$12.74	$11.96
Value at end of period	$21.34	$21.97	$20.61	$15.01	$13.67	$14.51	$11.40	$8.03	$14.10	$12.74
Number of accumulation units outstanding at end of period	12	10	4,376	4,016	1,531	1	2,627	4,997	2,458	371
FUNDAMENTAL INVESTORS℠ (CLASS R-3)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$14.38	$13.34	$10.25	$8.84	$9.10	$8.06	$6.08			
Value at end of period	$14.71	$14.38	$13.34	$10.25	$8.84	$9.10	$8.06			
Number of accumulation units outstanding at end of period	5,590	813	1,476	2,882	4,191	5,284	6,503			
INVESCO GLOBAL HEALTH CARE FUND (INVESTOR CLASS)										
Value at beginning of period	$68.54	$57.44	$40.64	$33.94	$32.86	$31.67	$25.07	$35.30	$31.96	$30.92
Value at end of period	$69.99	$68.54	$57.44	$40.64	$33.94	$32.86	$31.67	$25.07	$35.30	$31.96
Number of accumulation units outstanding at end of period	0	0	0	149	149	0	0	0	0	1,060
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
Value at beginning of period	$19.79	$19.10	$14.91	$13.62	$14.65	$13.14	$10.18	$14.15	$12.98	$12.36
Value at end of period	$18.77	$19.79	$19.10	$14.91	$13.62	$14.65	$13.14	$10.18	$14.15	$12.98
Number of accumulation units outstanding at end of period	5	2	0	0	2,024	1,784	3,563	18	0	668
LORD ABBETT CORE FIXED INCOME FUND (CLASS A)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$11.34	$10.78	$11.13	$10.61	$9.88					
Value at end of period	$11.17	$11.34	$10.78	$11.13	$10.61					
Number of accumulation units outstanding at end of period	0	0	998	2	176					
LORD ABBETT DEVELOPING GROWTH FUND, INC. (CLASS A)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$24.70	$24.14	$15.49	$14.16	$14.53	$11.31				
Value at end of period	$22.30	$24.70	$24.14	$15.49	$14.16	$14.53				
Number of accumulation units outstanding at end of period	0	0	0	0	67	53				
LORD ABBETT MID CAP STOCK FUND, INC. (CLASS A)										
Value at beginning of period	$20.63	$18.65	$14.44	$12.73	$13.37	$10.75	$8.56	$14.26	$14.31	$12.85
Value at end of period	$19.71	$20.63	$18.65	$14.44	$12.73	$13.37	$10.75	$8.56	$14.26	$14.31
Number of accumulation units outstanding at end of period	0	0	0	6,571	20,653	11,713	16,995	3,775	0	3,868
LORD ABBETT RESEARCH FUND, INC. - SMALL-CAP VALUE SERIES (CLASS A)										
Value at beginning of period	$26.39	$26.13	$19.72	$18.00	$19.04	$15.22	$11.83	$17.31	$15.82	$13.26
Value at end of period	$25.84	$26.39	$26.13	$19.72	$18.00	$19.04	$15.22	$11.83	$17.31	$15.82
Number of accumulation units outstanding at end of period	9,173	9,073	9,375	2,765	3,338	55	0	2,955	0	10,316
MASSACHUSETTS INVESTORS GROWTH STOCK FUND (CLASS A)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$20.77	$18.80	$14.59	$12.60	$12.55	$11.10	$10.63			
Value at end of period	$20.57	$20.77	$18.80	$14.59	$12.60	$12.55	$11.10			
Number of accumulation units outstanding at end of period	51	102	95	101	1,114	1,178	871			
NEUBERGER BERMAN GENESIS FUND® (TRUST CLASS)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$17.59	$17.35								
Value at end of period	$17.43	$17.59								
Number of accumulation units outstanding at end of period	19,925	19,641								
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$16.95	$15.53	$11.38	$10.38	$10.82	$8.92	$6.91	$10.27		
Value at end of period	$16.68	$16.95	$15.53	$11.38	$10.38	$10.82	$8.92	$6.91		
Number of accumulation units outstanding at end of period	191	191	1,796	13,536	26,073	31,454	33,871	35,500		

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
NEW PERSPECTIVE FUND® (CLASS R-3)										
Value at beginning of period	$21.85	$21.39	$17.04	$14.25	$15.59	$13.97	$10.27	$16.69	$14.54	$12.26
Value at end of period	$22.78	$21.85	$21.39	$17.04	$14.25	$15.59	$13.97	$10.27	$16.69	$14.54
Number of accumulation units outstanding at end of period	5,330	4,027	3,997	2,546	15,515	12,167	22,293	12,105	2,041	6
OPPENHEIMER CAPITAL APPRECIATION FUND (CLASS A)										
Value at beginning of period	$17.06	$14.96	$11.68	$10.37	$10.63	$9.83	$6.91	$12.88	$11.43	$10.72
Value at end of period	$17.45	$17.06	$14.96	$11.68	$10.37	$10.63	$9.83	$6.91	$12.88	$11.43
Number of accumulation units outstanding at end of period	0	0	0	0	29,376	23,823	19,014	0	0	2,902
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$34.50	$36.57	$34.06	$28.44	$35.03	$27.84	$15.46	$30.01	$22.62	$18.23
Value at end of period	$29.38	$34.50	$36.57	$34.06	$28.44	$35.03	$27.84	$15.46	$30.01	$22.62
Number of accumulation units outstanding at end of period	1,238	646	1,721	7,278	10,571	3,498	0	4,926	0	1,773
OPPENHEIMER GLOBAL FUND/VA										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$20.56	$20.32	$16.14	$13.46	$14.84	$12.93	$9.36	$13.49		
Value at end of period	$21.14	$20.56	$20.32	$16.14	$13.46	$14.84	$12.93	$9.36		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	81	40		
OPPENHEIMER INTERNATIONAL BOND FUND (CLASS A)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$11.02	$11.09	$10.80							
Value at end of period	$10.52	$11.02	$11.09							
Number of accumulation units outstanding at end of period	856	679	905							
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$16.72	$15.62	$13.55	$12.29	$12.63	$11.39	$9.47	$13.79	$12.72	$11.59
Value at end of period	$16.48	$16.72	$15.62	$13.55	$12.29	$12.63	$11.39	$9.47	$13.79	$12.72
Number of accumulation units outstanding at end of period	0	3,769	4,353	2,564	1,391	5,446	0	473	44	14,447
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$14.24	$13.95	$15.51	$14.40	$13.02	$12.15	$10.37	$10.26		
Value at end of period	$13.72	$14.24	$13.95	$15.51	$14.40	$13.02	$12.15	$10.37		
Number of accumulation units outstanding at end of period	0	248	284	1,651	7,084	5,055	14,834	167		
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$7.37	$8.52	$8.78	$7.93	$10.46	$9.12	$5.28	$5.37		
Value at end of period	$6.18	$7.37	$8.52	$8.78	$7.93	$10.46	$9.12	$5.28		
Number of accumulation units outstanding at end of period	6,302	0	0	170	170	1,300	1,658	19		
PIONEER HIGH YIELD FUND (CLASS A)										
Value at beginning of period	$17.57	$17.75	$15.95	$14.00	$14.38	$12.34	$7.68	$12.30	$11.61	$10.60
Value at end of period	$16.56	$17.57	$17.75	$15.95	$14.00	$14.38	$12.34	$7.68	$12.30	$11.61
Number of accumulation units outstanding at end of period	18,443	19,640	7,214	5,152	9,681	8,815	17,503	19,748	5,404	15,382
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)										
Value at beginning of period	$24.90	$22.78	$17.52	$14.83	$15.77	$13.71	$9.45	$14.62	$14.70	$12.37
Value at end of period	$23.76	$24.90	$22.78	$17.52	$14.83	$15.77	$13.71	$9.45	$14.62	$14.70
Number of accumulation units outstanding at end of period	16,817	15,588	15,630	186	0	0	0	231	0	1,707
TEMPLETON FOREIGN FUND (CLASS A)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$16.72	$18.91	$15.01	$12.77	$16.22					
Value at end of period	$15.40	$16.72	$18.91	$15.01	$12.77					
Number of accumulation units outstanding at end of period	325	300	253	202	47					
THE GROWTH FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$21.25	$19.64	$14.82	$12.42	$13.18	$11.86	$8.90	$14.76	$13.44	$12.23
Value at end of period	$22.16	$21.25	$19.64	$14.82	$12.42	$13.18	$11.86	$8.90	$14.76	$13.44
Number of accumulation units outstanding at end of period	59,453	84,025	81,057	44,445	105,483	105,830	104,300	88,105	11,255	42,716

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
THE INCOME FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$19.24	$17.94	$15.34	$13.85	$13.25	$11.96	$9.71	$13.81	$13.45	$11.69
Value at end of period	$18.76	$19.24	$17.94	$15.34	$13.85	$13.25	$11.96	$9.71	$13.81	$13.45
Number of accumulation units outstanding at end of period	3,948	4,575	10,383	9,500	10,676	10,360	21,889	26,112	123	9,493
VANGUARD® EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$21.69	$19.73	$15.37	$13.73	$12.61	$11.14	$9.67	$13.07		
Value at end of period	$21.60	$21.69	$19.73	$15.37	$13.73	$12.61	$11.14	$9.67		
Number of accumulation units outstanding at end of period	0	0	0	5,472	11,853	9,561	3,394	3,616		
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$23.33	$22.86	$15.80	$13.96	$13.96	$10.73	$7.80	$11.47		
Value at end of period	$22.39	$23.33	$22.86	$15.80	$13.96	$13.96	$10.73	$7.80		
Number of accumulation units outstanding at end of period	0	0	0	647	342	251	0	72		
VOYA BALANCED PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$15.96	$15.17	$13.12	$11.66	$11.92	$10.55	$8.93	$12.54	$12.04	
Value at end of period	$15.51	$15.96	$15.17	$13.12	$11.66	$11.92	$10.55	$8.93	$12.54	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	27	12,528	
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$12.47	$12.54	$13.19	$13.19						
Value at end of period	$11.82	$12.47	$12.54	$13.19						
Number of accumulation units outstanding at end of period	43	110	1,398	1,129						
VOYA GLOBAL REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$21.57	$19.12	$18.58	$14.94	$16.31					
Value at end of period	$21.01	$21.57	$19.12	$18.58	$14.94					
Number of accumulation units outstanding at end of period	0	0	792	731	636					
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$10.03									
Value at end of period	$9.38									
Number of accumulation units outstanding at end of period	1,520									
VOYA GNMA INCOME FUND (CLASS A)										
Value at beginning of period	$14.54	$13.96	$14.32	$14.02	$13.14	$12.46	$11.95	$11.26	$10.72	$10.35
Value at end of period	$14.67	$14.54	$13.96	$14.32	$14.02	$13.14	$12.46	$11.95	$11.26	$10.72
Number of accumulation units outstanding at end of period	42,112	20,704	21,398	3,322	95,997	88,514	91,262	82,302	0	1,148
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$17.22	$17.16	$16.37	$14.47	$13.97	$12.33	$8.32	$10.37		
Value at end of period	$16.74	$17.22	$17.16	$16.37	$14.47	$13.97	$12.33	$8.32		
Number of accumulation units outstanding at end of period	5,839	3,750	2,972	6,205	0	780	9,052	7,270		
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$18.65	$16.56	$12.59	$11.13	$11.26	$9.99	$8.20	$13.20	$12.71	$11.21
Value at end of period	$18.60	$18.65	$16.56	$12.59	$11.13	$11.26	$9.99	$8.20	$13.20	$12.71
Number of accumulation units outstanding at end of period	3,730	3,987	3,919	4,381	6,687	6,348	10,926	8,952	9,807	12,615
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$22.33	$20.61	$15.48	$13.30	$13.61	$11.28	$8.66	$14.03	$13.44	$12.42
Value at end of period	$21.69	$22.33	$20.61	$15.48	$13.30	$13.61	$11.28	$8.66	$14.03	$13.44
Number of accumulation units outstanding at end of period	3,464	7,679	8,101	9,777	10,876	14,369	17,116	13,959	2,418	4,335

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$20.70	$19.85	$14.06	$12.65	$12.89	$10.61	$8.59	$13.08	$14.10	$12.52
Value at end of period	$19.82	$20.70	$19.85	$14.06	$12.65	$12.89	$10.61	$8.59	$13.08	$14.10
Number of accumulation units outstanding at end of period	2,375	9,935	9,404	1,611	1,391	1,934	1,670	1,014	1,744	27,055
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.33	$14.63	$12.61	$11.25	$11.52	$10.94				
Value at end of period	$14.98	$15.33	$14.63	$12.61	$11.25	$11.52				
Number of accumulation units outstanding at end of period	2,111	453	24,697	28,319	82,394	47,984				
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.32	$15.53	$12.85	$11.25	$11.73	$11.08				
Value at end of period	$15.91	$16.32	$15.53	$12.85	$11.25	$11.73				
Number of accumulation units outstanding at end of period	676	667	18,927	18,978	59,368	31,380				
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.86	$16.02	$13.03	$11.34	$11.94	$11.23				
Value at end of period	$16.41	$16.86	$16.02	$13.03	$11.34	$11.94				
Number of accumulation units outstanding at end of period	1,136	1,164	15,322	12,884	43,502	23,092				
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$16.32	$15.48	$12.58	$10.95	$11.94					
Value at end of period	$15.88	$16.32	$15.48	$12.58	$10.95					
Number of accumulation units outstanding at end of period	1,942	1,720	4,611	3,212	2,791					
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$13.24	$12.60	$11.79	$10.95	$10.76	$10.23				
Value at end of period	$12.98	$13.24	$12.60	$11.79	$10.95	$10.76				
Number of accumulation units outstanding at end of period	1,189	665	479	1	9,933	8,728				
VOYA INTERMEDIATE BOND FUND (CLASS A)										
Value at beginning of period	$14.90	$14.09	$14.29	$13.22	$12.36	$11.35	$10.13	$11.34	$10.80	$10.47
Value at end of period	$14.84	$14.90	$14.09	$14.29	$13.22	$12.36	$11.35	$10.13	$11.34	$10.80
Number of accumulation units outstanding at end of period	367	6,117	4,558	3,645	17,936	18,258	15,215	5,022	4,485	17,519
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.80	$14.02	$14.18	$13.10	$12.31	$11.33	$10.26	$11.33	$10.80	$10.48
Value at end of period	$14.73	$14.80	$14.02	$14.18	$13.10	$12.31	$11.33	$10.26	$11.33	$10.80
Number of accumulation units outstanding at end of period	73,289	20,487	22,265	32,554	21,414	23,514	22,520	62,189	8,050	92,040
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$9.20	$9.87	$8.21	$6.98	$8.02	$7.01				
Value at end of period	$9.03	$9.20	$9.87	$8.21	$6.98	$8.02				
Number of accumulation units outstanding at end of period	0	5,959	13,322	13,310	1,990	1,959				
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$17.65	$16.59								
Value at end of period	$18.59	$17.65								
Number of accumulation units outstanding at end of period	5,550	4,529								
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$13.74	$12.61	$9.74	$8.58	$8.38	$7.09	$6.36	$9.20	$9.37	
Value at end of period	$12.99	$13.74	$12.61	$9.74	$8.58	$8.38	$7.09	$6.36	$9.20	
Number of accumulation units outstanding at end of period	402	2,101	4,267	14,584	38,391	10,528	6,124	10,919	76	

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$13.71	$12.59	$9.72	$8.56	$8.51					
Value at end of period	$12.96	$13.71	$12.59	$9.72	$8.56					
Number of accumulation units outstanding at end of period	7,385	5,771	4,253	0	3,388					
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$13.17	$12.20	$10.19							
Value at end of period	$13.13	$13.17	$12.20							
Number of accumulation units outstanding at end of period	3,215	13,201	12,159							
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$10.40	$10.52	$10.65	$10.77	$10.90	$11.01	$11.10	$10.95	$10.88	
Value at end of period	$10.28	$10.40	$10.52	$10.65	$10.77	$10.90	$11.01	$11.10	$10.95	
Number of accumulation units outstanding at end of period	10,672	8,933	9,567	73	1,393	4,139	2,594	6,640	21,834	
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$19.72	$21.15	$16.57	$13.89	$16.98	$13.73	$9.51	$16.83		
Value at end of period	$21.14	$19.72	$21.15	$16.57	$13.89	$16.98	$13.73	$9.51		
Number of accumulation units outstanding at end of period	1,190	1,161	1,133	1,109	312	355	5,948	4,521		
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$15.87	$13.91	$10.76	$9.84	$10.39	$9.04	$7.34	$10.58		
Value at end of period	$15.65	$15.87	$13.91	$10.76	$9.84	$10.39	$9.04	$7.34		
Number of accumulation units outstanding at end of period	0	0	0	38	226	773	10,489	8,557		
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$15.81	$13.86	$10.73	$9.80	$10.35	$9.01	$7.50			
Value at end of period	$15.60	$15.81	$13.86	$10.73	$9.80	$10.35	$9.01			
Number of accumulation units outstanding at end of period	532	902	853	52	2,873	3,717	3,180			
VOYA REAL ESTATE FUND (CLASS A)										
Value at beginning of period	$27.06	$20.93	$20.71	$18.09	$16.66	$13.17	$10.23	$15.89	$19.17	$14.19
Value at end of period	$27.67	$27.06	$20.93	$20.71	$18.09	$16.66	$13.17	$10.23	$15.89	$19.17
Number of accumulation units outstanding at end of period	8,066	10,163	12,835	1,597	225	183	8	6,290	1,323	4,998
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$24.07	$21.50	$16.44	$14.49	$14.04	$11.91				
Value at end of period	$25.67	$24.07	$21.50	$16.44	$14.49	$14.04				
Number of accumulation units outstanding at end of period	0	6,270	6,318	6,053	4,970	499				
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$15.46	$13.83	$10.57	$9.23	$9.09	$8.18	$6.94			
Value at end of period	$15.64	$15.46	$13.83	$10.57	$9.23	$9.09	$8.18			
Number of accumulation units outstanding at end of period	419	420	1,452	3,563	8,797	7,790	2,446			
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$17.07	$15.29	$11.50	$9.92	$10.21	$7.87				
Value at end of period	$16.43	$17.07	$15.29	$11.50	$9.92	$10.21				
Number of accumulation units outstanding at end of period	0	6,604	7,882	7,448	2,592	1,161				

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$17.09	$16.44	$11.96	$10.41	$10.94	$8.23				
Value at end of period	$16.16	$17.09	$16.44	$11.96	$10.41	$10.94				
Number of accumulation units outstanding at end of period	0	4,015	5,597	5,095	456	2,062				
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$27.85	$26.61	$19.30	$16.91	$17.26					
Value at end of period	$27.35	$27.85	$26.61	$19.30	$16.91					
Number of accumulation units outstanding at end of period	0	0	5	522	455					
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2008)										
Value at beginning of period	$25.22	$23.84	$17.43	$15.33	$15.83	$12.81	$10.12	$9.46		
Value at end of period	$24.85	$25.22	$23.84	$17.43	$15.33	$15.83	$12.81	$10.12		
Number of accumulation units outstanding at end of period	1,595	0	4,729	8,196	3,247	3,313	3,288	790		
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.42	$14.73	$12.78	$11.36	$11.82	$11.05				
Value at end of period	$15.28	$15.42	$14.73	$12.78	$11.36	$11.82				
Number of accumulation units outstanding at end of period	58,447	63,796	123,246	149,281	129,882	134,925				
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.22	$15.48	$12.98	$11.37	$12.02	$11.21				
Value at end of period	$16.01	$16.22	$15.48	$12.98	$11.37	$12.02				
Number of accumulation units outstanding at end of period	120,338	114,700	207,468	147,368	60,721	63,271				
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.82	$15.99	$13.07	$11.41	$12.14	$11.26				
Value at end of period	$16.52	$16.82	$15.99	$13.07	$11.41	$12.14				
Number of accumulation units outstanding at end of period	51,810	48,354	74,834	60,475	31,935	34,383				
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$16.07	$15.25	$12.45	$10.87	$11.55	$11.31				
Value at end of period	$15.79	$16.07	$15.25	$12.45	$10.87	$11.55				
Number of accumulation units outstanding at end of period	3,659	1,686	2,759	1,936	253	8				
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$13.26	$12.65	$11.92	$10.95	$11.00	$10.50				
Value at end of period	$13.16	$13.26	$12.65	$11.92	$10.95	$11.00				
Number of accumulation units outstanding at end of period	73,393	16,449	18,779	6,600	20,171	19,854				
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.77	$14.91	$13.42	$12.05	$11.94	$10.84	$9.27	$12.24	$11.67	$10.86
Value at end of period	$15.60	$15.77	$14.91	$13.42	$12.05	$11.94	$10.84	$9.27	$12.24	$11.67
Number of accumulation units outstanding at end of period	4,919	6,607	11,930	9,757	55,845	38,429	36,010	26	33	130,558
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$16.66	$15.76	$12.99	$11.39	$11.83	$10.56	$8.50	$13.41	$12.88	$11.47
Value at end of period	$16.32	$16.66	$15.76	$12.99	$11.39	$11.83	$10.56	$8.50	$13.41	$12.88
Number of accumulation units outstanding at end of period	1,858	8,272	8,244	8,917	90,214	57,450	45,694	805	315	15,014
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$16.14	$15.26	$13.20	$11.72	$11.89	$10.70	$8.86	$12.85	$12.29	$11.15
Value at end of period	$15.91	$16.14	$15.26	$13.20	$11.72	$11.89	$10.70	$8.86	$12.85	$12.29
Number of accumulation units outstanding at end of period	2,887	15,745	19,482	20,147	81,090	59,380	52,439	22,936	6,055	57,010

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$12.44	$11.88	$12.31	$11.96	$11.27	$10.71	$10.75			
Value at end of period	$12.35	$12.44	$11.88	$12.31	$11.96	$11.27	$10.71			
Number of accumulation units outstanding at end of period	0	0	981	896	5,287	4,904	2,916			
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$26.71	$23.92	$18.34	$15.87	$16.50	$13.62	$10.11	$13.86	$14.38	$13.52
Value at end of period	$26.07	$26.71	$23.92	$18.34	$15.87	$16.50	$13.62	$10.11	$13.86	$14.38
Number of accumulation units outstanding at end of period	549	945	812	1	3,276	2,684	14,416	7,526	5,158	4,376
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$26.56	$25.63	$18.59	$15.64	$15.41	$12.27	$9.14	$15.66	$14.87	$12.99
Value at end of period	$25.04	$26.56	$25.63	$18.59	$15.64	$15.41	$12.27	$9.14	$15.66	$14.87
Number of accumulation units outstanding at end of period	6,379	9,449	13,800	11,381	26,240	36,051	57,261	40,244	7,883	15,352
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.09	$13.27	$13.10	$11.43	$10.53	$8.29	$6.15	$10.08	$12.34	$11.39
Value at end of period	$17.46	$17.09	$13.27	$13.10	$11.43	$10.53	$8.29	$6.15	$10.08	$12.34
Number of accumulation units outstanding at end of period	9,515	2,798	4,741	9,546	13,147	9,911	5,284	6,696	0	263
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.45	$15.58	$11.64	$10.44	$11.03	$9.91	$7.59	$12.57	$12.15	$11.12
Value at end of period	$17.84	$17.45	$15.58	$11.64	$10.44	$11.03	$9.91	$7.59	$12.57	$12.15
Number of accumulation units outstanding at end of period	2,640	3,791	6,849	3,722	1,589	600	4,873	0	0	4,484
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$16.44	$15.87	$11.42	$10.07	$10.42	$8.65				
Value at end of period	$15.84	$16.44	$15.87	$11.42	$10.07	$10.42				
Number of accumulation units outstanding at end of period	7,332	1,772	2,692	0	0	1,438				
VY® FMR[SM] DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$22.70	$21.58	$15.98	$14.05	$15.89	$12.47	$9.03	$14.95	$13.17	$11.86
Value at end of period	$22.16	$22.70	$21.58	$15.98	$14.05	$15.89	$12.47	$9.03	$14.95	$13.17
Number of accumulation units outstanding at end of period	13,506	8,861	7,765	5,430	21,565	23,421	45,077	36,406	13,050	5,471
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$19.81	$18.28	$13.63	$11.57	$11.90	$10.41	$8.16	$12.93	$13.32	$11.58
Value at end of period	$18.49	$19.81	$18.28	$13.63	$11.57	$11.90	$10.41	$8.16	$12.93	$13.32
Number of accumulation units outstanding at end of period	6,126	7,218	8,746	2,274	2,691	10,209	22,303	20,107	16,764	85,103
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$10.61	$10.43								
Value at end of period	$10.29	$10.61								
Number of accumulation units outstanding at end of period	49,196	45,087								
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$13.89	$13.88	$14.84	$12.56	$15.49	$12.98	$7.63	$13.08		
Value at end of period	$11.61	$13.89	$13.88	$14.84	$12.56	$15.49	$12.98	$7.63		
Number of accumulation units outstanding at end of period	0	9,733	8,711	7,893	718	4,647	11,383	8,095		
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$27.00	$23.65	$18.10	$15.19	$15.02	$12.30	$9.86	$14.83	$14.59	$13.05
Value at end of period	$26.00	$27.00	$23.65	$18.10	$15.19	$15.02	$12.30	$9.86	$14.83	$14.59
Number of accumulation units outstanding at end of period	8,150	7,983	9,963	4,585	3,548	8,748	14,080	9,340	2,322	481

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$22.57	$20.99	$15.23	$12.94	$13.61					
Value at end of period	$21.56	$22.57	$20.99	$15.23	$12.94					
Number of accumulation units outstanding at end of period	0	0	83	561	497					
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$19.00	$18.74	$14.88	$12.35	$13.57	$11.80	$8.54	$14.44	$13.68	$11.70
Value at end of period	$19.59	$19.00	$18.74	$14.88	$12.35	$13.57	$11.80	$8.54	$14.44	$13.68
Number of accumulation units outstanding at end of period	9,110	10,512	10,352	6,487	14,243	10,477	42,753	23,960	17,786	37,600
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$19.02	$19.14	$17.20	$14.95	$15.20	$12.89	$7.79	$11.14	$10.60	$10.25
Value at end of period	$17.98	$19.02	$19.14	$17.20	$14.95	$15.20	$12.89	$7.79	$11.14	$10.60
Number of accumulation units outstanding at end of period	0	0	2,183	2,873	11,374	7,779	964	4	0	194
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$21.71	$19.52	$16.10	$14.18	$13.89	$12.28	$9.29	$12.92	$12.47	$10.97
Value at end of period	$22.67	$21.71	$19.52	$16.10	$14.18	$13.89	$12.28	$9.29	$12.92	$12.47
Number of accumulation units outstanding at end of period	27,061	15,314	61,326	156,839	136,057	39,439	45,970	30,306	7,410	15,682
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$20.69	$18.63	$13.88	$12.03	$12.59	$9.86	$6.78	$12.01	$10.67	$10.20
Value at end of period	$20.96	$20.69	$18.63	$13.88	$12.03	$12.59	$9.86	$6.78	$12.01	$10.67
Number of accumulation units outstanding at end of period	35	35	35	1,069	768	54	0	597	2,646	6
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$22.96	$20.71	$15.48	$13.45	$14.10	$11.08	$7.64	$13.57	$12.09	$11.17
Value at end of period	$23.19	$22.96	$20.71	$15.48	$13.45	$14.10	$11.08	$7.64	$13.57	$12.09
Number of accumulation units outstanding at end of period	19	33	101	109	114	114	0	0	0	10,118
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$19.74	$18.51	$14.39	$12.37	$12.58	$11.03	$8.90	$13.95	$13.65	$11.55
Value at end of period	$18.23	$19.74	$18.51	$14.39	$12.37	$12.58	$11.03	$8.90	$13.95	$13.65
Number of accumulation units outstanding at end of period	21,660	12,120	14,409	13,973	24,612	22,167	27,795	8,587	0	15,001
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$22.12	$20.55	$14.90	$12.65	$12.91	$11.15	$7.87	$13.75	$12.64	$11.26
Value at end of period	$24.29	$22.12	$20.55	$14.90	$12.65	$12.91	$11.15	$7.87	$13.75	$12.64
Number of accumulation units outstanding at end of period	3,555	2,731	2,799	7,243	6,898	2,196	32,005	10,112	0	17,967
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$16.14	$16.45	$14.51	$12.31	$14.16	$12.54	$8.53			
Value at end of period	$15.86	$16.14	$16.45	$14.51	$12.31	$14.16	$12.54			
Number of accumulation units outstanding at end of period	0	0	0	858	2,424	1,016	3,989			
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$20.17	$20.89	$16.09	$13.31	$14.21	$13.27	$12.79			
Value at end of period	$18.53	$20.17	$20.89	$16.09	$13.31	$14.21	$13.27			
Number of accumulation units outstanding at end of period	803	815	879	880	11,241	8,174	5,836			
WANGER INTERNATIONAL										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$12.19	$12.86	$10.61	$8.80	$10.41	$8.41	$5.66	$5.75		
Value at end of period	$12.09	$12.19	$12.86	$10.61	$8.80	$10.41	$8.41	$5.66		
Number of accumulation units outstanding at end of period	32,881	23,517	0	0	0	0	1,629	83		

CFI 113

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
WANGER SELECT										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$17.50	$17.12	$12.84	$10.93	$13.40	$10.44				
Value at end of period	$17.39	$17.50	$17.12	$12.84	$10.93	$13.40				
Number of accumulation units outstanding at end of period	0	0	0	0	8,416	6,723				
WASHINGTON MUTUAL INVESTORS FUND[SM] (CLASS R-3)										
Value at beginning of period	$19.57	$17.78	$13.62	$12.24	$11.55	$10.30	$8.74	$13.21	$12.84	$10.99
Value at end of period	$19.34	$19.57	$17.78	$13.62	$12.24	$11.55	$10.30	$8.74	$13.21	$12.84
Number of accumulation units outstanding at end of period	25,360	22,068	22,021	477	39,507	39,786	62,877	64,539	16,394	17,709
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$23.29	$21.90	$16.02	$14.25	$14.70	$12.11	$9.41	$13.92	$15.30	$12.72
Value at end of period	$22.02	$23.29	$21.90	$16.02	$14.25	$14.70	$12.11	$9.41	$13.92	$15.30
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	4,687

TABLE 16
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.75%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALGER CAPITAL APPRECIATION FUND (CLASS A)										
(Funds were first received in this option during February 2015)										
Value at beginning of period	$21.61									
Value at end of period	$21.64									
Number of accumulation units outstanding at end of period	141									
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC. (CLASS A)										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$18.39	$17.06	$12.82	$11.02	$10.53	$9.40	$7.85	$13.37	$13.76	
Value at end of period	$18.43	$18.39	$17.06	$12.82	$11.02	$10.53	$9.40	$7.85	$13.37	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	2,438	
ALLIANZGI NFJ SMALL-CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$25.94	$25.78	$19.78	$17.84						
Value at end of period	$23.56	$25.94	$25.78	$19.78						
Number of accumulation units outstanding at end of period	0	0	2,265	2,165						
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during December 2011)										
Value at beginning of period	$20.31	$18.80	$14.64	$13.49	$13.32					
Value at end of period	$19.54	$20.31	$18.80	$14.64	$13.49					
Number of accumulation units outstanding at end of period	0	0	0	1,566	977					
AMERICAN BALANCED FUND® (CLASS R-3)										
Value at beginning of period	$18.65	$17.32	$14.38	$12.73	$12.39	$11.08	$9.25	$12.58	$11.93	$10.79
Value at end of period	$18.76	$18.65	$17.32	$14.38	$12.73	$12.39	$11.08	$9.25	$12.58	$11.93
Number of accumulation units outstanding at end of period	2,130	1,888	5,179	4,606	3,436	2,053	42,031	29,722	2,744	177
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2010)										
Value at beginning of period	$12.02	$11.84	$13.17	$12.48	$11.17	$11.19				
Value at end of period	$11.63	$12.02	$11.84	$13.17	$12.48	$11.17				
Number of accumulation units outstanding at end of period	2,105	0	0	0	0	1,202				

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ARIEL APPRECIATION FUND (INVESTOR CLASS)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$22.23	$20.78	$14.37	$12.17	$13.28	$11.23	$7.16			
Value at end of period	$20.62	$22.23	$20.78	$14.37	$12.17	$13.28	$11.23			
Number of accumulation units outstanding at end of period	234	189	601	549	0	0	404			
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$20.96	$19.10	$13.35	$11.21	$12.79	$10.26	$6.33			
Value at end of period	$19.88	$20.96	$19.10	$13.35	$11.21	$12.79	$10.26			
Number of accumulation units outstanding at end of period	548	535	923	863	0	0	301			
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during December 2011)										
Value at beginning of period	$19.30	$19.69	$15.89	$12.80	$12.80					
Value at end of period	$18.37	$19.30	$19.69	$15.89	$12.80					
Number of accumulation units outstanding at end of period	0	0	0	0	54					
CAPITAL WORLD GROWTH AND INCOME FUND℠ (CLASS R-3)										
(Funds were first received in this option during December 2011)										
Value at beginning of period	$18.74	$18.22	$14.74	$12.51	$12.51					
Value at end of period	$18.14	$18.74	$18.22	$14.74	$12.51					
Number of accumulation units outstanding at end of period	0	0	0	0	286					
COLUMBIA℠ ACORN® FUND (CLASS A)										
(Funds were first received in this option during September 2010)										
Value at beginning of period	$18.69	$18.76	$14.51	$12.46	$13.23	$11.48				
Value at end of period	$18.17	$18.69	$18.76	$14.51	$12.46	$13.23				
Number of accumulation units outstanding at end of period	0	0	0	0	0	422				
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during February 2015)										
Value at beginning of period	$16.00									
Value at end of period	$14.83									
Number of accumulation units outstanding at end of period	13									
DODGE & COX INTERNATIONAL STOCK FUND										
(Funds were first received in this option during February 2015)										
Value at beginning of period	$15.11									
Value at end of period	$12.64									
Number of accumulation units outstanding at end of period	606									
DODGE & COX STOCK FUND										
(Funds were first received in this option during February 2015)										
Value at beginning of period	$20.17									
Value at end of period	$18.84									
Number of accumulation units outstanding at end of period	26									
EATON VANCE LARGE-CAP VALUE FUND (CLASS R)										
(Funds were first received in this option during December 2011)										
Value at beginning of period	$20.25	$18.43	$14.39	$12.56	$12.56					
Value at end of period	$19.83	$20.25	$18.43	$14.39	$12.56					
Number of accumulation units outstanding at end of period	0	0	0	0	294					
EUROPACIFIC GROWTH FUND® (CLASS R-3)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$19.89	$20.64	$17.36	$14.71	$17.21	$15.89	$11.54	$19.62	$18.16	
Value at end of period	$19.52	$19.89	$20.64	$17.36	$14.71	$17.21	$15.89	$11.54	$19.62	
Number of accumulation units outstanding at end of period	562	417	404	746	386	1,039	753	29,008	23,614	

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
FIDELITY® ADVISOR NEW INSIGHTS FUND (INSTITUTIONAL CLASS)										
(Funds were first received in this option during September 2010)										
Value at beginning of period	$19.53	$18.04	$13.75	$11.98	$12.21	$11.09				
Value at end of period	$19.82	$19.53	$18.04	$13.75	$11.98	$12.21				
Number of accumulation units outstanding at end of period	956	0	0	0	0	1,764				
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$23.77	$21.48	$16.55	$14.38	$14.93	$12.88	$9.60	$16.89	$14.53	$13.16
Value at end of period	$23.66	$23.77	$21.48	$16.55	$14.38	$14.93	$12.88	$9.60	$16.89	$14.53
Number of accumulation units outstanding at end of period	2,303	1,973	13,577	8,797	17,400	534	34,984	59,626	43,926	8,780
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$17.80	$16.56	$13.07	$11.27	$11.29	$9.92	$7.71	$13.07		
Value at end of period	$16.89	$17.80	$16.56	$13.07	$11.27	$11.29	$9.92	$7.71		
Number of accumulation units outstanding at end of period	1,686	1,789	2,295	2,211	0	0	1,400	991		
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$23.58	$22.67	$18.27	$16.28	$16.94	$15.40	$12.85	$16.86		
Value at end of period	$22.50	$23.58	$22.67	$18.27	$16.28	$16.94	$15.40	$12.85		
Number of accumulation units outstanding at end of period	0	0	3,749	2,920	2,486	0	0	2,706		
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$23.85	$23.94	$17.74	$15.13	$15.87	$12.49	$9.76	$14.72	$15.22	$13.14
Value at end of period	$21.88	$23.85	$23.94	$17.74	$15.13	$15.87	$12.49	$9.76	$14.72	$15.22
Number of accumulation units outstanding at end of period	764	0	162	0	1,982	0	12,391	8,951	2,544	2,204
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$21.85	$20.51	$14.94	$13.62	$14.46	$11.36	$8.43			
Value at end of period	$21.21	$21.85	$20.51	$14.94	$13.62	$14.46	$11.36			
Number of accumulation units outstanding at end of period	492	567	1,483	1,318	2,558	0	447			
FUNDAMENTAL INVESTORS[SM] (CLASS R-3)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$14.33	$13.30	$10.22	$9.08						
Value at end of period	$14.66	$14.33	$13.30	$10.22						
Number of accumulation units outstanding at end of period	0	0	804	712						
LORD ABBETT FUNDAMENTAL EQUITY FUND (CLASS A)										
(Funds were first received in this option during October 2015)										
Value at beginning of period	$16.73									
Value at end of period	$17.62									
Number of accumulation units outstanding at end of period	927									
LORD ABBETT MID CAP STOCK FUND, INC. (CLASS A)										
Value at beginning of period	$20.51	$18.56	$14.38	$12.68	$13.32	$10.71	$8.54	$14.23	$14.29	$12.84
Value at end of period	$19.60	$20.51	$18.56	$14.38	$12.68	$13.32	$10.71	$8.54	$14.23	$14.29
Number of accumulation units outstanding at end of period	0	0	0	0	79	0	11,496	5,655	4,275	3,787
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$16.87	$15.47	$11.34	$10.35	$10.79	$8.90	$6.90	$10.37		
Value at end of period	$16.60	$16.87	$15.47	$11.34	$10.35	$10.79	$8.90	$6.90		
Number of accumulation units outstanding at end of period	0	0	0	0	887	186	404	241		
NEW PERSPECTIVE FUND® (CLASS R-3)										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$21.73	$21.29	$16.97	$14.20	$15.54	$13.93	$10.24	$15.06		
Value at end of period	$22.65	$21.73	$21.29	$16.97	$14.20	$15.54	$13.93	$10.24		
Number of accumulation units outstanding at end of period	0	0	0	0	0	238	161	90		

CFI 116

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
OPPENHEIMER CAPITAL APPRECIATION FUND (CLASS A)										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$16.97	$14.89	$11.63	$10.33	$10.59	$9.80	$6.89	$12.86	$13.27	
Value at end of period	$17.35	$16.97	$14.89	$11.63	$10.33	$10.59	$9.80	$6.89	$12.86	
Number of accumulation units outstanding at end of period	481	464	519	498	0	0	273	0	17,658	
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$34.31	$36.39	$33.90	$28.32	$34.91	$27.76	$15.42	$29.95	$28.92	
Value at end of period	$29.21	$34.31	$36.39	$33.90	$28.32	$34.91	$27.76	$15.42	$29.95	
Number of accumulation units outstanding at end of period	656	0	0	2,956	6,115	778	0	0	6,638	
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$16.63	$15.55	$13.49	$12.24	$12.58	$11.35	$9.45	$13.77	$12.70	$11.58
Value at end of period	$16.39	$16.63	$15.55	$13.49	$12.24	$12.58	$11.35	$9.45	$13.77	$12.70
Number of accumulation units outstanding at end of period	0	0	2,721	2,322	8,428	0	3,195	1,481	9,557	8,660
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$14.18	$13.89	$15.46	$14.36	$12.99	$12.13	$10.35	$11.48		
Value at end of period	$13.66	$14.18	$13.89	$15.46	$14.36	$12.99	$12.13	$10.35		
Number of accumulation units outstanding at end of period	233	0	0	330	262	0	0	5,546		
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$7.35	$8.49	$8.76	$7.91	$10.44	$8.28				
Value at end of period	$6.15	$7.35	$8.49	$8.76	$7.91	$10.44				
Number of accumulation units outstanding at end of period	0	0	1,980	1,939	1,821	1,419				
PIONEER HIGH YIELD FUND (CLASS A)										
Value at beginning of period	$17.47	$17.67	$15.88	$13.94	$14.33	$12.30	$7.66	$12.28	$11.60	$10.59
Value at end of period	$16.46	$17.47	$17.67	$15.88	$13.94	$14.33	$12.30	$7.66	$12.28	$11.60
Number of accumulation units outstanding at end of period	0	0	527	355	2,776	0	4,906	5,382	4,383	6
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$24.76	$22.67	$17.45	$14.77	$15.72	$13.67	$9.43	$14.59	$15.29	
Value at end of period	$23.62	$24.76	$22.67	$17.45	$14.77	$15.72	$13.67	$9.43	$14.59	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	12,608	
TEMPLETON FOREIGN FUND (CLASS A)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$16.63	$18.82	$14.94	$12.72	$14.71	$13.69	$9.23	$17.29	$16.06	
Value at end of period	$15.30	$16.63	$18.82	$14.94	$12.72	$14.71	$13.69	$9.23	$17.29	
Number of accumulation units outstanding at end of period	0	0	51	0	0	597	16,245	23,841	19,946	
THE GROWTH FUND OF AMERICA® (CLASS R-3)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$21.13	$19.54	$14.76	$12.37	$13.14	$11.82	$8.88	$14.73	$14.47	
Value at end of period	$22.03	$21.13	$19.54	$14.76	$12.37	$13.14	$11.82	$8.88	$14.73	
Number of accumulation units outstanding at end of period	0	0	3,332	4,156	3,878	5,030	14,426	45,109	40,247	
THE INCOME FUND OF AMERICA® (CLASS R-3)										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$19.14	$17.85	$15.27	$13.79	$13.21	$11.93	$9.69	$12.81		
Value at end of period	$18.64	$19.14	$17.85	$15.27	$13.79	$13.21	$11.93	$9.69		
Number of accumulation units outstanding at end of period	0	0	1,804	1,605	1,426	245	225	4,265		
VICTORY SMALL COMPANY OPPORTUNITY FUND (CLASS R)										
(Funds were first received in this option during February 2015)										
Value at beginning of period	$19.51									
Value at end of period	$19.10									
Number of accumulation units outstanding at end of period	11									

CFI 117

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$12.42	$12.49	$13.15	$12.31	$11.98	$10.45	$8.55			
Value at end of period	$11.77	$12.42	$12.49	$13.15	$12.31	$11.98	$10.45			
Number of accumulation units outstanding at end of period	1,567	1,552	2,336	7,110	10,977	0	1,604			
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$14.46	$13.89	$14.25	$13.96	$13.09	$12.42	$11.92	$11.24	$10.95	
Value at end of period	$14.58	$14.46	$13.89	$14.25	$13.96	$13.09	$12.42	$11.92	$11.24	
Number of accumulation units outstanding at end of period	0	0	173	145	0	0	0	0	7,327	
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2014)										
Value at beginning of period	$22.37	$20.69								
Value at end of period	$21.82	$22.37								
Number of accumulation units outstanding at end of period	172	156								
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$17.14	$17.09	$16.32	$14.43	$13.94	$12.65				
Value at end of period	$16.66	$17.14	$17.09	$16.32	$14.43	$13.94				
Number of accumulation units outstanding at end of period	37	21	802	876	1,942	470				
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$18.54	$16.48	$12.54	$11.08	$11.22	$9.96	$8.18	$13.17	$12.69	$11.20
Value at end of period	$18.49	$18.54	$16.48	$12.54	$11.08	$11.22	$9.96	$8.18	$13.17	$12.69
Number of accumulation units outstanding at end of period	0	0	1,242	852	1,317	0	5,062	41,516	41,288	1,414
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$22.21	$20.51	$15.42	$13.25	$13.56	$11.25	$8.64	$14.00	$13.42	$12.41
Value at end of period	$21.56	$22.21	$20.51	$15.42	$13.25	$13.56	$11.25	$8.64	$14.00	$13.42
Number of accumulation units outstanding at end of period	0	0	820	685	857	551	15,552	10,436	1,506	459
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$20.59	$19.75	$14.00	$12.60	$12.84	$10.58	$8.57	$13.05	$14.08	$12.51
Value at end of period	$19.70	$20.59	$19.75	$14.00	$12.60	$12.84	$10.58	$8.57	$13.05	$14.08
Number of accumulation units outstanding at end of period	0	0	469	304	121	0	5,011	1,834	1,303	186
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2015)										
Value at beginning of period	$15.80									
Value at end of period	$14.93									
Number of accumulation units outstanding at end of period	105									
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during October 2015)										
Value at beginning of period	$15.34									
Value at end of period	$15.87									
Number of accumulation units outstanding at end of period	2,105									
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2015)										
Value at beginning of period	$13.50									
Value at end of period	$12.94									
Number of accumulation units outstanding at end of period	114									
VOYA INTERMEDIATE BOND FUND (CLASS A)										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$14.81	$14.02	$14.23	$13.17	$12.32	$11.31	$10.11	$11.31	$11.10	
Value at end of period	$14.75	$14.81	$14.02	$14.23	$13.17	$12.32	$11.31	$10.11	$11.31	
Number of accumulation units outstanding at end of period	0	0	872	1,710	1,336	550	8,540	5,072	4,979	

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.71	$13.95	$14.12	$13.05	$12.27	$11.29	$10.23	$11.31	$10.78	$10.47
Value at end of period	$14.64	$14.71	$13.95	$14.12	$13.05	$12.27	$11.29	$10.23	$11.31	$10.78
Number of accumulation units outstanding at end of period	1,967	0	0	554	243	0	18	980	4,390	2,271
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$17.61	$16.56								
Value at end of period	$18.55	$17.61								
Number of accumulation units outstanding at end of period	27	15								
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$13.68	$12.57	$9.71	$8.56	$8.36	$7.08	$6.35	$9.19	$9.36	
Value at end of period	$12.93	$13.68	$12.57	$9.71	$8.56	$8.36	$7.08	$6.35	$9.19	
Number of accumulation units outstanding at end of period	0	0	3,703	3,197	3,101	0	0	0	22	
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$13.65	$12.54	$9.68	$9.36						
Value at end of period	$12.90	$13.65	$12.54	$9.68						
Number of accumulation units outstanding at end of period	213	333	1,992	296						
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$13.16	$12.20	$10.19							
Value at end of period	$13.11	$13.16	$12.20							
Number of accumulation units outstanding at end of period	0	0	250							
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$19.61	$21.04	$16.50	$13.83	$16.92	$13.69	$9.48	$19.83	$21.71	
Value at end of period	$21.02	$19.61	$21.04	$16.50	$13.83	$16.92	$13.69	$9.48	$19.83	
Number of accumulation units outstanding at end of period	65	37	223	0	0	0	0	8,318	10,933	
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$15.75	$13.81	$10.69	$9.78	$10.81					
Value at end of period	$15.53	$15.75	$13.81	$10.69	$9.78					
Number of accumulation units outstanding at end of period	0	0	2,290	2,143	2,041					
VOYA REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$26.91	$20.83	$20.62	$18.02	$16.61	$13.13	$10.21	$15.86	$18.30	
Value at end of period	$27.51	$26.91	$20.83	$20.62	$18.02	$16.61	$13.13	$10.21	$15.86	
Number of accumulation units outstanding at end of period	0	0	2,751	2,693	0	0	10,649	2,221	2,289	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$15.41	$13.79	$10.55	$9.22	$9.79					
Value at end of period	$15.58	$15.41	$13.79	$10.55	$9.22					
Number of accumulation units outstanding at end of period	2,570	0	0	455	54					
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2015)										
Value at beginning of period	$17.73									
Value at end of period	$16.37									
Number of accumulation units outstanding at end of period	2,629									

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2010)										
Value at beginning of period	$17.03	$16.39	$11.93	$10.39	$10.92	$9.35				
Value at end of period	$16.10	$17.03	$16.39	$11.93	$10.39	$10.92				
Number of accumulation units outstanding at end of period	24	0	0	0	0	1,594				
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$25.09	$23.72	$17.35	$15.27	$15.77	$12.78	$10.09	$14.75	$14.03	$12.10
Value at end of period	$24.70	$25.09	$23.72	$17.35	$15.27	$15.77	$12.78	$10.09	$14.75	$14.03
Number of accumulation units outstanding at end of period	0	0	4,129	1,552	6,472	106	74	31	0	5
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.38	$14.70	$12.76	$11.35	$11.81	$11.05				
Value at end of period	$15.23	$15.38	$14.70	$12.76	$11.35	$11.81				
Number of accumulation units outstanding at end of period	31,587	30,235	20,670	21,580	41,308	15,565				
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.18	$15.45	$12.96	$11.35	$12.01	$11.21				
Value at end of period	$15.96	$16.18	$15.45	$12.96	$11.35	$12.01				
Number of accumulation units outstanding at end of period	11,574	11,553	27,649	24,597	34,710	9,357				
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.77	$15.96	$13.05	$11.39	$12.13	$11.26				
Value at end of period	$16.47	$16.77	$15.96	$13.05	$11.39	$12.13				
Number of accumulation units outstanding at end of period	11,064	9,577	22,551	20,157	38,180	14,641				
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during August 2011)										
Value at beginning of period	$16.03	$15.22	$12.43	$10.86	$10.85					
Value at end of period	$15.74	$16.03	$15.22	$12.43	$10.86					
Number of accumulation units outstanding at end of period	1,228	938	1,048	575	1,048					
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$13.23	$12.62	$11.90	$10.94	$11.25					
Value at end of period	$13.12	$13.23	$12.62	$11.90	$10.94					
Number of accumulation units outstanding at end of period	4,983	2,084	4,191	3,509	2,872					
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$15.68	$14.84	$13.36	$12.00	$11.90	$10.81	$9.25	$12.21	$12.17	
Value at end of period	$15.51	$15.68	$14.84	$13.36	$12.00	$11.90	$10.81	$9.25	$12.21	
Number of accumulation units outstanding at end of period	0	0	0	0	0	4,825	0	0	586	
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$16.57	$15.69	$12.93	$11.35	$11.79	$10.53	$8.48	$13.38	$13.60	
Value at end of period	$16.22	$16.57	$15.69	$12.93	$11.35	$11.79	$10.53	$8.48	$13.38	
Number of accumulation units outstanding at end of period	0	0	526	466	379	1,058	0	0	191	
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$16.05	$15.18	$13.14	$11.67	$11.85	$10.67	$8.84	$12.83	$12.93	
Value at end of period	$15.82	$16.05	$15.18	$13.14	$11.67	$11.85	$10.67	$8.84	$12.83	
Number of accumulation units outstanding at end of period	0	0	610	458	295	3,232	0	0	12,161	

CFI 120

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2014)										
Value at beginning of period	$12.40	$12.12								
Value at end of period	$12.31	$12.40								
Number of accumulation units outstanding at end of period	46	25								
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$26.57	$23.80	$18.25	$15.81	$16.45	$13.58	$10.08	$12.90		
Value at end of period	$25.91	$26.57	$23.80	$18.25	$15.81	$16.45	$13.58	$10.08		
Number of accumulation units outstanding at end of period	505	389	0	0	4,738	684	73	31		
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$26.41	$25.50	$18.51	$15.58	$15.36	$12.23	$9.12	$15.63	$15.63	
Value at end of period	$24.90	$26.41	$25.50	$18.51	$15.58	$15.36	$12.23	$9.12	$15.63	
Number of accumulation units outstanding at end of period	0	0	6,087	177	2,015	57	181	2,248	11,838	
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$17.02	$13.22	$13.06	$11.40	$10.50	$8.28	$6.14	$10.07	$10.39	
Value at end of period	$17.37	$17.02	$13.22	$13.06	$11.40	$10.50	$8.28	$6.14	$10.07	
Number of accumulation units outstanding at end of period	2,859	213	0	3,824	2,831	2,977	0	21	7	
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$17.35	$15.50	$11.59	$10.40	$10.99	$9.89	$7.57	$12.19		
Value at end of period	$17.74	$17.35	$15.50	$11.59	$10.40	$10.99	$9.89	$7.57		
Number of accumulation units outstanding at end of period	24	14	5,308	0	0	0	0	4,072		
VY® FMR[SM] DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$22.59	$21.48	$15.92	$14.00	$15.85	$12.45	$9.01	$14.93	$14.35	
Value at end of period	$22.05	$22.59	$21.48	$15.92	$14.00	$15.85	$12.45	$9.01	$14.93	
Number of accumulation units outstanding at end of period	0	0	2,884	2,827	3,543	991	100	4,732	300	
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$19.70	$18.19	$13.57	$11.52	$11.86	$10.38	$8.14	$12.90	$13.30	$11.57
Value at end of period	$18.38	$19.70	$18.19	$13.57	$11.52	$11.86	$10.38	$8.14	$12.90	$13.30
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	4,142	3,630
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$10.60	$10.43								
Value at end of period	$10.28	$10.60								
Number of accumulation units outstanding at end of period	2,945	2,761								
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$13.83	$13.82	$14.79	$12.52	$15.45	$12.96	$7.62	$15.76	$15.82	
Value at end of period	$11.55	$13.83	$13.82	$14.79	$12.52	$15.45	$12.96	$7.62	$15.76	
Number of accumulation units outstanding at end of period	28	0	0	0	0	0	0	2,145	2,191	
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$26.86	$23.53	$18.02	$15.13	$14.97	$12.27	$9.84	$14.80	$15.78	
Value at end of period	$25.85	$26.86	$23.53	$18.02	$15.13	$14.97	$12.27	$9.84	$14.80	
Number of accumulation units outstanding at end of period	214	146	39	0	263	0	0	16,875	16,099	

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2015)										
Value at beginning of period	$23.22									
Value at end of period	$21.50									
Number of accumulation units outstanding at end of period	9									
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$18.90	$18.66	$14.83	$12.31	$13.53	$11.77	$8.52	$14.42	$13.67	$11.70
Value at end of period	$19.49	$18.90	$18.66	$14.83	$12.31	$13.53	$11.77	$8.52	$14.42	$13.67
Number of accumulation units outstanding at end of period	1,320	1,406	2,002	1,877	314	1,798	1,333	0	5,101	4,464
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$18.94	$19.06	$17.14	$14.91	$15.17	$12.87	$8.60			
Value at end of period	$17.90	$18.94	$19.06	$17.14	$14.91	$15.17	$12.87			
Number of accumulation units outstanding at end of period	30	44	427	371	0	0	86			
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$21.61	$19.43	$16.04	$14.13	$13.85	$12.25	$9.27	$12.90	$13.33	
Value at end of period	$22.55	$21.61	$19.43	$16.04	$14.13	$13.85	$12.25	$9.27	$12.90	
Number of accumulation units outstanding at end of period	5,183	1,743	8,667	9,040	8,049	4,127	0	2,501	2,286	
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$19.63	$18.42	$14.32	$12.32	$12.54	$11.00	$8.88	$12.65		
Value at end of period	$18.12	$19.63	$18.42	$14.32	$12.32	$12.54	$11.00	$8.88		
Number of accumulation units outstanding at end of period	0	0	449	902	764	726	163	62		
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$22.00	$20.45	$14.83	$12.60	$12.86	$11.12	$7.85	$13.73	$12.62	$11.25
Value at end of period	$24.14	$22.00	$20.45	$14.83	$12.60	$12.86	$11.12	$7.85	$13.73	$12.62
Number of accumulation units outstanding at end of period	0	0	2,451	2,344	5,221	191	0	0	2,006	1,778
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$12.04	$13.02	$10.94	$9.29	$11.11					
Value at end of period	$11.52	$12.04	$13.02	$10.94	$9.29					
Number of accumulation units outstanding at end of period	0	0	1,630	1,559	1,769					
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$20.08	$20.81	$16.04	$13.27	$14.18	$13.25	$10.08	$16.85	$17.12	
Value at end of period	$18.44	$20.08	$20.81	$16.04	$13.27	$14.18	$13.25	$10.08	$16.85	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	22,722	23,406	
WANGER INTERNATIONAL										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$12.14	$12.82	$10.58	$10.44						
Value at end of period	$12.04	$12.14	$12.82	$10.58						
Number of accumulation units outstanding at end of period	0	0	451	309						
WASHINGTON MUTUAL INVESTORS FUND^SM (CLASS R-3)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$19.46	$17.70	$13.56	$12.19	$11.51	$10.27	$8.72	$11.32		
Value at end of period	$19.22	$19.46	$17.70	$13.56	$12.19	$11.51	$10.27	$8.72		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	24,340	16,867		

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$23.17	$21.80	$15.94	$14.20	$14.65	$12.07	$9.39	$13.90	$15.13	
Value at end of period	$21.89	$23.17	$21.80	$15.94	$14.20	$14.65	$12.07	$9.39	$13.90	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	29	1,895	

TABLE 17

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.80%

(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC. (CLASS A)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$18.29	$16.97	$12.77	$10.97	$10.50	$9.37	$7.83	$11.97		
Value at end of period	$18.32	$18.29	$16.97	$12.77	$10.97	$10.50	$9.37	$7.83		
Number of accumulation units outstanding at end of period	0	0	0	0	0	2,543	2,491	1,761		
ALLIANZGI NFJ DIVIDEND VALUE FUND (CLASS A)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$21.76	$20.05	$15.74	$13.95	$13.67	$12.21	$10.86			
Value at end of period	$19.69	$21.76	$20.05	$15.74	$13.95	$13.67	$12.21			
Number of accumulation units outstanding at end of period	6,641	6,418	6,418	7,695	7,792	9,419	10,989			
ALLIANZGI NFJ SMALL-CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$25.80	$25.65	$19.70	$18.03	$17.83	$14.42	$11.75	$11.77		
Value at end of period	$23.42	$25.80	$25.65	$19.70	$18.03	$17.83	$14.42	$11.75		
Number of accumulation units outstanding at end of period	0	0	0	2,147	1,049	898	771	0		
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$20.65	$18.30	$15.06	$13.68	$14.09	$12.28	$11.45			
Value at end of period	$20.35	$20.65	$18.30	$15.06	$13.68	$14.09	$12.28			
Number of accumulation units outstanding at end of period	1,163	1,011	31	4,702	13,409	12,285	6,277			
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$20.26	$18.76	$14.61	$13.82						
Value at end of period	$19.47	$20.26	$18.76	$14.61						
Number of accumulation units outstanding at end of period	24	244	1,054	838						
AMERICAN BALANCED FUND® (CLASS R-3)										
Value at beginning of period	$18.55	$17.23	$14.31	$12.68	$12.35	$11.05	$9.22	$12.56	$11.92	$10.78
Value at end of period	$18.65	$18.55	$17.23	$14.31	$12.68	$12.35	$11.05	$9.22	$12.56	$11.92
Number of accumulation units outstanding at end of period	8,424	8,571	23,792	9,956	13,681	25,093	26,974	8,385	9,504	10,487
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$11.99	$11.81	$13.15	$12.47	$11.16	$10.70	$10.75			
Value at end of period	$11.60	$11.99	$11.81	$13.15	$12.47	$11.16	$10.70			
Number of accumulation units outstanding at end of period	0	4,319	3,917	6	8,262	5,574	2,165			

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ARIEL APPRECIATION FUND (INVESTOR CLASS)										
Value at beginning of period	$22.11	$20.68	$14.31	$12.13	$13.24	$11.19	$6.95	$11.86	$12.17	$11.10
Value at end of period	$20.50	$22.11	$20.68	$14.31	$12.13	$13.24	$11.19	$6.95	$11.86	$12.17
Number of accumulation units outstanding at end of period	20	7	128	128	128	128	6,761	5,308	59	3,545
ARIEL FUND (INVESTOR CLASS)										
Value at beginning of period	$20.84	$19.00	$13.29	$11.17	$12.75	$10.23	$6.34	$12.38	$12.75	$11.68
Value at end of period	$19.76	$20.84	$19.00	$13.29	$11.17	$12.75	$10.23	$6.34	$12.38	$12.75
Number of accumulation units outstanding at end of period	2,729	2,547	3,314	16,068	24,556	28,439	16,728	11,035	6,116	1,053
BLACKROCK EQUITY DIVIDEND FUND (INVESTOR A SHARES)										
(Funds were first received in this option during January 2012)										
Value at beginning of period	$18.23	$16.86	$13.68	$12.43						
Value at end of period	$17.99	$18.23	$16.86	$13.68						
Number of accumulation units outstanding at end of period	3,709	7,679	9,816	6,437						
CAPITAL WORLD GROWTH AND INCOME FUND℠ (CLASS R-3)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$18.69	$18.18	$14.72	$12.49	$13.66	$13.08				
Value at end of period	$18.08	$18.69	$18.18	$14.72	$12.49	$13.66				
Number of accumulation units outstanding at end of period	4,995	4,400	2,562	0	1,199	868				
COLUMBIA℠ ACORN® FUND (CLASS A)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$18.64	$18.73	$16.23							
Value at end of period	$18.11	$18.64	$18.73							
Number of accumulation units outstanding at end of period	1,228	1,161	1,158							
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS R4)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$13.80	$12.44	$9.56	$8.40	$8.96	$7.78	$7.75			
Value at end of period	$13.42	$13.80	$12.44	$9.56	$8.40	$8.96	$7.78			
Number of accumulation units outstanding at end of period	0	0	0	9	4,745	4,146	1,785			
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$15.74	$14.19	$10.61	$9.20	$9.71	$7.97	$5.60			
Value at end of period	$14.77	$15.74	$14.19	$10.61	$9.20	$9.71	$7.97			
Number of accumulation units outstanding at end of period	465	442	435	426	0	0	393			
CRM MID CAP VALUE FUND (INVESTOR SHARES)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$21.03	$20.08	$17.43							
Value at end of period	$20.28	$21.03	$20.08							
Number of accumulation units outstanding at end of period	878	856	906							
DODGE & COX INTERNATIONAL STOCK FUND										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$14.41	$14.58	$11.70	$11.00						
Value at end of period	$12.60	$14.41	$14.58	$11.70						
Number of accumulation units outstanding at end of period	75	0	0	1,598						
EUROPACIFIC GROWTH FUND® (CLASS R-3)										
Value at beginning of period	$19.78	$20.54	$17.28	$14.65	$17.15	$15.85	$11.52	$19.58	$16.64	$13.82
Value at end of period	$19.40	$19.78	$20.54	$17.28	$14.65	$17.15	$15.85	$11.52	$19.58	$16.64
Number of accumulation units outstanding at end of period	21,062	23,701	22,311	28,478	33,226	34,721	22,544	19,776	30,582	11,418
FIDELITY® ADVISOR NEW INSIGHTS FUND (INSTITUTIONAL CLASS)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$19.49	$18.01	$13.73	$12.99						
Value at end of period	$19.76	$19.49	$18.01	$13.73						
Number of accumulation units outstanding at end of period	3,704	3,586	5,895	1,251						

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$23.64	$21.38	$16.48	$14.33	$14.87	$12.84	$9.58	$16.86	$14.51	$13.15
Value at end of period	$23.52	$23.64	$21.38	$16.48	$14.33	$14.87	$12.84	$9.58	$16.86	$14.51
Number of accumulation units outstanding at end of period	27,972	31,006	31,024	48,378	61,346	65,184	67,268	50,973	60,747	12,660
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$17.70	$16.48	$13.01	$11.23	$11.25	$9.89	$7.69	$13.57	$13.52	$13.39
Value at end of period	$16.79	$17.70	$16.48	$13.01	$11.23	$11.25	$9.89	$7.69	$13.57	$13.52
Number of accumulation units outstanding at end of period	19	1,151	852	0	4,345	7,151	7,325	0	5,737	1,792
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$18.38	$16.71	$12.40	$10.95	$11.06	$9.01	$7.11	$13.62	$10.86	$10.28
Value at end of period	$19.46	$18.38	$16.71	$12.40	$10.95	$11.06	$9.01	$7.11	$13.62	$10.86
Number of accumulation units outstanding at end of period	0	0	0	0	447	419	1,879	0	1,705	1,481
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
Value at beginning of period	$23.45	$22.56	$18.19	$16.21	$16.88	$15.35	$12.82	$17.68	$16.09	$13.21
Value at end of period	$22.37	$23.45	$22.56	$18.19	$16.21	$16.88	$15.35	$12.82	$17.68	$16.09
Number of accumulation units outstanding at end of period	6,947	6,837	4,388	6,851	9,127	12,988	9,342	5,219	6,902	175
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$23.72	$23.82	$17.66	$15.07	$15.81	$12.46	$9.74	$14.69	$15.20	$13.12
Value at end of period	$21.75	$23.72	$23.82	$17.66	$15.07	$15.81	$12.46	$9.74	$14.69	$15.20
Number of accumulation units outstanding at end of period	5,390	6,226	5,564	3,384	7,093	5,837	8,635	136	5,352	2,966
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)										
Value at beginning of period	$21.73	$20.41	$14.88	$13.56	$14.41	$11.33	$7.99	$14.04	$12.70	$11.93
Value at end of period	$21.09	$21.73	$20.41	$14.88	$13.56	$14.41	$11.33	$7.99	$14.04	$12.70
Number of accumulation units outstanding at end of period	1,168	871	1,702	870	723	3,682	2,872	865	4,672	309
FUNDAMENTAL INVESTORS[SM] (CLASS R-3)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$14.28	$13.26	$10.20	$8.80	$9.08	$8.05	$8.03			
Value at end of period	$14.60	$14.28	$13.26	$10.20	$8.80	$9.08	$8.05			
Number of accumulation units outstanding at end of period	3,729	4,896	1,915	2,615	29,036	23,608	12,424			
INVESCO GLOBAL HEALTH CARE FUND (INVESTOR CLASS)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$67.90	$56.95	$40.34	$33.72	$32.68	$31.53	$24.98	$32.64		
Value at end of period	$69.26	$67.90	$56.95	$40.34	$33.72	$32.68	$31.53	$24.98		
Number of accumulation units outstanding at end of period	0	1,554	249	0	0	363	320	267		
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$19.58	$18.91	$14.78	$13.52	$14.55	$13.06	$10.71			
Value at end of period	$18.55	$19.58	$18.91	$14.78	$13.52	$14.55	$13.06			
Number of accumulation units outstanding at end of period	0	570	481	14	6,645	5,278	2,910			
INVESCO SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$27.54	$25.96	$18.18	$14.99	$16.49	$13.64				
Value at end of period	$24.86	$27.54	$25.96	$18.18	$14.99	$16.49				
Number of accumulation units outstanding at end of period	1,716	3,741	2,122	3,683	1,629	1,711				
LAZARD EMERGING MARKETS EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$11.55	$12.21	$12.47	$10.32	$12.72	$10.74				
Value at end of period	$9.11	$11.55	$12.21	$12.47	$10.32	$12.72				
Number of accumulation units outstanding at end of period	0	0	0	0	0	16				

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
LAZARD U.S. MID CAP EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$12.80	$11.35	$8.65	$8.28	$8.88	$7.29	$6.91			
Value at end of period	$12.27	$12.80	$11.35	$8.65	$8.28	$8.88	$7.29			
Number of accumulation units outstanding at end of period	375	249	139	26	489	1,063	1,062			
LORD ABBETT CORE FIXED INCOME FUND (CLASS A)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$11.28	$10.74	$10.96							
Value at end of period	$11.11	$11.28	$10.74							
Number of accumulation units outstanding at end of period	2,967	2,834	2,915							
LORD ABBETT DEVELOPING GROWTH FUND, INC. (CLASS A)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$24.58	$24.04	$15.45	$15.81						
Value at end of period	$22.17	$24.58	$24.04	$15.45						
Number of accumulation units outstanding at end of period	20	0	0	2,070						
LORD ABBETT FUNDAMENTAL EQUITY FUND (CLASS A)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$18.32	$17.30	$12.79	$12.42						
Value at end of period	$17.56	$18.32	$17.30	$12.79						
Number of accumulation units outstanding at end of period	2,601	2,400	2,203	1,976						
LORD ABBETT MID CAP STOCK FUND, INC. (CLASS A)										
Value at beginning of period	$20.40	$18.46	$14.31	$12.63	$13.28	$10.68	$8.52	$14.21	$14.27	$12.83
Value at end of period	$19.48	$20.40	$18.46	$14.31	$12.63	$13.28	$10.68	$8.52	$14.21	$14.27
Number of accumulation units outstanding at end of period	74	74	555	991	2,625	9,192	8,873	11,120	13,116	358
LORD ABBETT RESEARCH FUND, INC. - SMALL-CAP VALUE SERIES (CLASS A)										
Value at beginning of period	$26.10	$25.87	$19.55	$17.86	$18.91	$15.13	$11.77	$17.25	$15.78	$13.23
Value at end of period	$25.54	$26.10	$25.87	$19.55	$17.86	$18.91	$15.13	$11.77	$17.25	$15.78
Number of accumulation units outstanding at end of period	4,860	4,777	12	12	108	3,392	3,472	3,421	3,380	113
MASSACHUSETTS INVESTORS GROWTH STOCK FUND (CLASS A)										
Value at beginning of period	$20.55	$18.62	$14.46	$12.50	$12.46	$11.03	$7.93	$12.72	$11.53	$10.84
Value at end of period	$20.33	$20.55	$18.62	$14.46	$12.50	$12.46	$11.03	$7.93	$12.72	$11.53
Number of accumulation units outstanding at end of period	1,835	874	862	1,052	1,020	1,136	1,256	865	989	504
NEUBERGER BERMAN GENESIS FUND® (TRUST CLASS)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$17.51	$17.77	$13.13	$12.87						
Value at end of period	$17.34	$17.51	$17.77	$13.13						
Number of accumulation units outstanding at end of period	0	0	0	3,782						
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$16.80	$15.41	$11.30	$10.32	$10.76	$8.88	$6.90	$10.75		
Value at end of period	$16.52	$16.80	$15.41	$11.30	$10.32	$10.76	$8.88	$6.90		
Number of accumulation units outstanding at end of period	201	1,475	1,320	356	9,031	7,818	3,033	368		
NEW PERSPECTIVE FUND® (CLASS R-3)										
Value at beginning of period	$21.61	$21.18	$16.89	$14.14	$15.48	$13.89	$10.22	$16.63	$14.50	$12.23
Value at end of period	$22.51	$21.61	$21.18	$16.89	$14.14	$15.48	$13.89	$10.22	$16.63	$14.50
Number of accumulation units outstanding at end of period	4,602	4,762	4,106	3,484	2,089	8,447	3,950	3,118	7,472	7,472
OPPENHEIMER CAPITAL APPRECIATION FUND (CLASS A)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$16.88	$14.82	$11.58	$10.29	$10.56	$9.77	$6.87	$12.83	$13.65	
Value at end of period	$17.25	$16.88	$14.82	$11.58	$10.29	$10.56	$9.77	$6.87	$12.83	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	15	

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$34.13	$36.21	$33.75	$28.21	$34.79	$27.67	$15.38	$29.89	$22.56	$18.20
Value at end of period	$29.04	$34.13	$36.21	$33.75	$28.21	$34.79	$27.67	$15.38	$29.89	$22.56
Number of accumulation units outstanding at end of period	2,609	3,353	1,892	2,072	6,298	12,646	13,444	11,351	11,968	1,949
OPPENHEIMER GLOBAL FUND/VA										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$20.34	$20.12	$16.00	$13.35	$14.73	$12.86	$9.31	$15.75	$15.50	
Value at end of period	$20.89	$20.34	$20.12	$16.00	$13.35	$14.73	$12.86	$9.31	$15.75	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	61	121	
OPPENHEIMER GOLD & SPECIAL MINERALS FUND (CLASS A)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$5.00	$5.97	$11.55	$13.23						
Value at end of period	$3.80	$5.00	$5.97	$11.55						
Number of accumulation units outstanding at end of period	69	69	84	84						
OPPENHEIMER INTERNATIONAL BOND FUND (CLASS A)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$10.97	$11.04	$11.64	$10.61	$10.75	$10.13				
Value at end of period	$10.46	$10.97	$11.04	$11.64	$10.61	$10.75				
Number of accumulation units outstanding at end of period	717	0	2,901	2,613	61	85				
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$16.54	$15.47	$13.43	$12.19	$12.54	$11.32	$9.42	$13.74	$12.68	$11.57
Value at end of period	$16.29	$16.54	$15.47	$13.43	$12.19	$12.54	$11.32	$9.42	$13.74	$12.68
Number of accumulation units outstanding at end of period	283	183	61	4,243	3,632	3,330	1,386	510	784	249
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$14.12	$13.84	$15.41	$14.32	$12.96	$12.11	$10.55			
Value at end of period	$13.59	$14.12	$13.84	$15.41	$14.32	$12.96	$12.11			
Number of accumulation units outstanding at end of period	4,440	3,983	3,583	17,418	11,317	104	449			
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$7.32	$8.47	$8.74	$7.89	$10.42	$9.97				
Value at end of period	$6.12	$7.32	$8.47	$8.74	$7.89	$10.42				
Number of accumulation units outstanding at end of period	0	0	142	677	426	125				
PIONEER HIGH YIELD FUND (CLASS A)										
Value at beginning of period	$17.37	$17.58	$15.81	$13.89	$14.28	$12.26	$7.65	$12.26	$11.58	$10.58
Value at end of period	$16.36	$17.37	$17.58	$15.81	$13.89	$14.28	$12.26	$7.65	$12.26	$11.58
Number of accumulation units outstanding at end of period	5,300	4,876	1,975	958	3,358	3,043	7,469	10,964	21,832	167
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$24.63	$22.56	$17.37	$14.72	$15.66	$13.66				
Value at end of period	$23.48	$24.63	$22.56	$17.37	$14.72	$15.66				
Number of accumulation units outstanding at end of period	1,183	1,031	74	1,370	1,228	1,095				
TEMPLETON FOREIGN FUND (CLASS A)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$16.54	$18.73	$14.87	$12.67	$14.66	$13.65	$9.21	$17.25	$16.03	
Value at end of period	$15.21	$16.54	$18.73	$14.87	$12.67	$14.66	$13.65	$9.21	$17.25	
Number of accumulation units outstanding at end of period	4,418	4,036	2,893	2,174	3,418	3,934	3,638	1,677	1,359	
THE GROWTH FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$21.02	$19.45	$14.69	$12.32	$13.09	$11.79	$8.86	$14.70	$13.40	$12.21
Value at end of period	$21.90	$21.02	$19.45	$14.69	$12.32	$13.09	$11.79	$8.86	$14.70	$13.40
Number of accumulation units outstanding at end of period	40,296	40,526	24,491	40,195	49,609	56,948	56,304	38,240	40,795	15,144

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
THE INCOME FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$19.04	$17.76	$15.21	$13.74	$13.16	$11.89	$9.66	$13.75	$13.41	$11.28
Value at end of period	$18.53	$19.04	$17.76	$15.21	$13.74	$13.16	$11.89	$9.66	$13.75	$13.41
Number of accumulation units outstanding at end of period	9,632	8,249	7,019	5,590	3,372	11,224	8,462	5,661	10,956	7,481
THORNBURG INTERNATIONAL VALUE FUND (CLASS R4)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$12.50	$13.40	$11.73	$11.37						
Value at end of period	$13.17	$12.50	$13.40	$11.73						
Number of accumulation units outstanding at end of period	0	0	0	2,614						
VANGUARD® EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$21.46	$19.54	$15.24	$13.63	$12.53	$11.08	$9.62	$14.12	$13.74	
Value at end of period	$21.35	$21.46	$19.54	$15.24	$13.63	$12.53	$11.08	$9.62	$14.12	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	4,193	0	3,243	
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$23.08	$22.64	$15.67	$13.86	$13.86	$10.67	$7.76	$13.01	$12.81	
Value at end of period	$22.13	$23.08	$22.64	$15.67	$13.86	$13.86	$10.67	$7.76	$13.01	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	192	0	21	
VICTORY SMALL COMPANY OPPORTUNITY FUND (CLASS R)										
(Funds were first received in this option during June 2013)										
Value at beginning of period	$19.38	$18.40	$15.60							
Value at end of period	$19.05	$19.38	$18.40							
Number of accumulation units outstanding at end of period	114	92	70							
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$12.37	$12.45	$13.11	$12.28	$11.96	$10.51				
Value at end of period	$11.72	$12.37	$12.45	$13.11	$12.28	$11.96				
Number of accumulation units outstanding at end of period	740	341	0	275	3,842	3,184				
VOYA GLOBAL REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$21.45	$19.03	$18.52	$14.90	$15.91	$13.97	$13.76			
Value at end of period	$20.87	$21.45	$19.03	$18.52	$14.90	$15.91	$13.97			
Number of accumulation units outstanding at end of period	0	0	0	5	3,070	2,553	1,643			
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$10.02									
Value at end of period	$9.37									
Number of accumulation units outstanding at end of period	619									
VOYA GNMA INCOME FUND (CLASS A)										
Value at beginning of period	$14.38	$13.82	$14.19	$13.91	$13.05	$12.38	$11.89	$11.22	$10.69	$10.33
Value at end of period	$14.50	$14.38	$13.82	$14.19	$13.91	$13.05	$12.38	$11.89	$11.22	$10.69
Number of accumulation units outstanding at end of period	12,448	12,770	10,499	11,431	23,195	34,000	23,747	20,379	16,457	13,914
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$22.31	$20.38	$15.78	$13.79	$13.98	$12.30				
Value at end of period	$21.75	$22.31	$20.38	$15.78	$13.79	$13.98				
Number of accumulation units outstanding at end of period	699	658	659	1,295	621	613				
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$17.07	$17.03	$16.27	$14.39	$13.91	$12.28	$11.54			
Value at end of period	$16.58	$17.07	$17.03	$16.27	$14.39	$13.91	$12.28			
Number of accumulation units outstanding at end of period	3,201	3,092	5,210	7,539	1,083	1,549	1,266			

CFI 128

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$18.44	$16.39	$12.48	$11.04	$11.18	$9.93	$8.16	$13.15	$12.67	$11.19
Value at end of period	$18.38	$18.44	$16.39	$12.48	$11.04	$11.18	$9.93	$8.16	$13.15	$12.67
Number of accumulation units outstanding at end of period	9,724	7,581	7,809	5,094	6,001	7,139	7,253	7,294	9,199	4,710
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$22.09	$20.41	$15.35	$13.20	$13.51	$11.22	$8.62	$13.97	$13.40	$12.39
Value at end of period	$21.44	$22.09	$20.41	$15.35	$13.20	$13.51	$11.22	$8.62	$13.97	$13.40
Number of accumulation units outstanding at end of period	4,852	4,646	3,866	1,226	627	6,450	7,264	7,010	6,379	2,581
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$20.48	$19.65	$13.94	$12.55	$12.80	$10.54	$8.55	$13.02	$14.06	$12.50
Value at end of period	$19.58	$20.48	$19.65	$13.94	$12.55	$12.80	$10.54	$8.55	$13.02	$14.06
Number of accumulation units outstanding at end of period	5,519	4,783	43	710	111	410	8,977	8,753	3,794	5,891
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.26	$14.58	$12.57	$11.23	$11.51	$10.94				
Value at end of period	$14.89	$15.26	$14.58	$12.57	$11.23	$11.51				
Number of accumulation units outstanding at end of period	11,613	12,638	13,520	24,758	10,997	75				
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$16.24	$15.47	$12.81	$11.23	$12.45					
Value at end of period	$15.82	$16.24	$15.47	$12.81	$11.23					
Number of accumulation units outstanding at end of period	9,639	10,697	8,850	15,296	5,569					
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.78	$15.96	$12.99	$11.32	$11.93	$11.22				
Value at end of period	$16.31	$16.78	$15.96	$12.99	$11.32	$11.93				
Number of accumulation units outstanding at end of period	3,701	3,561	3,497	7,819	3,800	18				
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during December 2011)										
Value at beginning of period	$16.25	$15.43	$12.55	$10.94	$10.94					
Value at end of period	$15.79	$16.25	$15.43	$12.55	$10.94					
Number of accumulation units outstanding at end of period	3,394	2,674	2,168	243	32					
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$13.17	$12.55	$11.76	$10.93	$10.75	$10.39				
Value at end of period	$12.90	$13.17	$12.55	$11.76	$10.93	$10.75				
Number of accumulation units outstanding at end of period	6,566	5,492	5,252	3,913	30	123				
VOYA INTERMEDIATE BOND FUND (CLASS A)										
Value at beginning of period	$14.73	$13.95	$14.17	$13.12	$12.28	$11.28	$10.08	$11.29	$10.76	$10.45
Value at end of period	$14.66	$14.73	$13.95	$14.17	$13.12	$12.28	$11.28	$10.08	$11.29	$10.76
Number of accumulation units outstanding at end of period	5,867	4,675	6,091	17,121	20,752	18,729	18,664	14,088	12,283	10,091
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.63	$13.88	$14.06	$13.00	$12.23	$11.26	$10.21	$11.28	$10.77	$10.45
Value at end of period	$14.55	$14.63	$13.88	$14.06	$13.00	$12.23	$11.26	$10.21	$11.28	$10.77
Number of accumulation units outstanding at end of period	32,607	18,906	10,656	6,576	11,145	19,064	14,238	16,571	11,961	4,851
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2012)										
Value at beginning of period	$9.14	$9.82	$8.17	$7.12						
Value at end of period	$8.96	$9.14	$9.82	$8.17						
Number of accumulation units outstanding at end of period	939	584	1,184	14						

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$17.57	$15.63	$12.06	$10.32	$10.32					
Value at end of period	$18.50	$17.57	$15.63	$12.06	$10.32					
Number of accumulation units outstanding at end of period	5,161	4,761	3,674	2,942	6,151					
VOYA LARGE CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$13.24									
Value at end of period	$12.45									
Number of accumulation units outstanding at end of period	501									
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$13.62	$12.52	$9.68	$8.53	$8.34	$7.07	$6.34	$9.18	$9.36	
Value at end of period	$12.87	$13.62	$12.52	$9.68	$8.53	$8.34	$7.07	$6.34	$9.18	
Number of accumulation units outstanding at end of period	7,186	9,707	7,276	8,258	13,731	10,611	8,900	418	9,092	
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2013)										
Value at beginning of period	$13.59	$12.50	$11.38							
Value at end of period	$12.84	$13.59	$12.50							
Number of accumulation units outstanding at end of period	815	815	815							
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$13.15	$12.19	$10.19							
Value at end of period	$13.09	$13.15	$12.19							
Number of accumulation units outstanding at end of period	207	1,313	182							
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$10.29	$10.42	$10.55	$10.69	$10.83	$10.94	$11.05	$11.03		
Value at end of period	$10.16	$10.29	$10.42	$10.55	$10.69	$10.83	$10.94	$11.05		
Number of accumulation units outstanding at end of period	2,846	1,708	961	31,564	11,654	15,761	687	687		
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
Value at beginning of period	$19.50	$20.94	$16.43	$13.78	$16.86	$13.65	$9.46	$19.79	$18.11	$17.74
Value at end of period	$20.89	$19.50	$20.94	$16.43	$13.78	$16.86	$13.65	$9.46	$19.79	$18.11
Number of accumulation units outstanding at end of period	3,815	5,441	4,365	5,174	5,958	6,045	1,385	30	1,153	791
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$15.74	$13.81	$10.69	$9.78	$10.34	$9.01	$7.32	$11.31	$11.51	
Value at end of period	$15.50	$15.74	$13.81	$10.69	$9.78	$10.34	$9.01	$7.32	$11.31	
Number of accumulation units outstanding at end of period	1,434	1,396	2,815	1,249	1,232	1,165	35	1,064	952	
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$15.68	$13.76	$10.65	$9.75	$10.31	$9.64				
Value at end of period	$15.45	$15.68	$13.76	$10.65	$9.75	$10.31				
Number of accumulation units outstanding at end of period	0	0	0	831	163	145				
VOYA REAL ESTATE FUND (CLASS A)										
Value at beginning of period	$26.76	$20.73	$20.53	$17.95	$16.55	$13.09	$10.18	$15.83	$19.11	$14.16
Value at end of period	$27.34	$26.76	$20.73	$20.53	$17.95	$16.55	$13.09	$10.18	$15.83	$19.11
Number of accumulation units outstanding at end of period	2,590	2,500	0	118	353	358	537	2,500	3,137	1,864
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$15.36	$13.75	$10.52	$9.20	$9.07	$8.17	$6.94			
Value at end of period	$15.52	$15.36	$13.75	$10.52	$9.20	$9.07	$8.17			
Number of accumulation units outstanding at end of period	9,033	7,980	4,586	2,797	2,400	2,535	4,702			

CFI 130

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$16.95	$15.20	$11.45	$9.88	$10.18	$8.21	$5.64			
Value at end of period	$16.30	$16.95	$15.20	$11.45	$9.88	$10.18	$8.21			
Number of accumulation units outstanding at end of period	1,144	1,174	1,061	133	0	0	64			
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$16.98	$16.35	$11.91	$10.37	$10.91	$8.72	$6.96	$7.30		
Value at end of period	$16.03	$16.98	$16.35	$11.91	$10.37	$10.91	$8.72	$6.96		
Number of accumulation units outstanding at end of period	1,649	4,250	4,526	632	5,031	4,780	3,225	1,015		
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$27.69	$26.48	$19.23	$18.15						
Value at end of period	$27.17	$27.69	$26.48	$19.23						
Number of accumulation units outstanding at end of period	2,583	2,435	2,320	1,444						
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$24.95	$23.61	$17.27	$15.20	$15.72	$12.74	$10.07	$14.06		
Value at end of period	$24.56	$24.95	$23.61	$17.27	$15.20	$15.72	$12.74	$10.07		
Number of accumulation units outstanding at end of period	468	970	942	357	713	1,931	1,845	936		
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.34	$14.67	$12.74	$11.33	$11.81	$11.05				
Value at end of period	$15.19	$15.34	$14.67	$12.74	$11.33	$11.81				
Number of accumulation units outstanding at end of period	63,183	74,560	57,881	95,426	66,828	44,874				
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.14	$15.42	$12.94	$11.34	$12.01	$11.21				
Value at end of period	$15.91	$16.14	$15.42	$12.94	$11.34	$12.01				
Number of accumulation units outstanding at end of period	44,399	51,941	68,918	93,876	79,631	82,122				
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.73	$15.93	$13.03	$11.38	$12.13	$11.26				
Value at end of period	$16.42	$16.73	$15.93	$13.03	$11.38	$12.13				
Number of accumulation units outstanding at end of period	19,775	22,387	21,590	28,438	27,548	22,931				
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$15.99	$15.19	$12.41	$10.85	$11.55	$9.89				
Value at end of period	$15.70	$15.99	$15.19	$12.41	$10.85	$11.55				
Number of accumulation units outstanding at end of period	3,816	2,183	976	13,586	11,140	9,321				
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$13.20	$12.60	$11.89	$10.93	$10.99	$10.50				
Value at end of period	$13.08	$13.20	$12.60	$11.89	$10.93	$10.99				
Number of accumulation units outstanding at end of period	21,098	4,090	3,807	20,134	14,314	17,546				
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.59	$14.77	$13.30	$11.95	$11.85	$10.77	$9.23	$12.19	$11.63	$10.84
Value at end of period	$15.42	$15.59	$14.77	$13.30	$11.95	$11.85	$10.77	$9.23	$12.19	$11.63
Number of accumulation units outstanding at end of period	6,941	6,646	660	833	1,005	7,874	4,262	4,565	1,544	43
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$16.48	$15.61	$12.87	$11.30	$11.75	$10.50	$8.46	$13.36	$12.84	$11.45
Value at end of period	$16.13	$16.48	$15.61	$12.87	$11.30	$11.75	$10.50	$8.46	$13.36	$12.84
Number of accumulation units outstanding at end of period	6,391	4,153	5,192	6,327	2,926	37,226	31,267	28,741	10,618	242

CFI 131

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.97	$15.11	$13.08	$11.63	$11.81	$10.64	$8.81	$12.80	$12.25	$11.13
Value at end of period	$15.73	$15.97	$15.11	$13.08	$11.63	$11.81	$10.64	$8.81	$12.80	$12.25
Number of accumulation units outstanding at end of period	13,055	9,355	2,497	8,937	8,314	61,441	51,711	45,902	27,115	603
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$12.36	$11.81	$12.25	$11.92	$11.24	$10.70	$10.17			
Value at end of period	$12.26	$12.36	$11.81	$12.25	$11.92	$11.24	$10.70			
Number of accumulation units outstanding at end of period	716	586	503	494	0	0	241			
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$26.42	$23.68	$18.17	$15.74	$16.57					
Value at end of period	$25.76	$26.42	$23.68	$18.17	$15.74					
Number of accumulation units outstanding at end of period	1,914	1,426	618	220	173					
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$26.27	$25.38	$18.42	$15.52	$15.31	$12.20	$9.09	$15.60	$14.82	$12.97
Value at end of period	$24.75	$26.27	$25.38	$18.42	$15.52	$15.31	$12.20	$9.09	$15.60	$14.82
Number of accumulation units outstanding at end of period	7,872	7,399	7,444	18,534	23,623	19,330	13,247	11,264	15,240	5,706
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$16.95	$13.17	$13.02	$11.37	$10.48	$8.26	$6.13	$10.07	$10.38	
Value at end of period	$17.29	$16.95	$13.17	$13.02	$11.37	$10.48	$8.26	$6.13	$10.07	
Number of accumulation units outstanding at end of period	2,909	2,337	1,944	6,172	8,608	9,798	8,059	82	3,183	
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.26	$15.42	$11.54	$10.36	$10.96	$9.86	$7.55	$12.52	$12.12	$10.73
Value at end of period	$17.63	$17.26	$15.42	$11.54	$10.36	$10.96	$9.86	$7.55	$12.52	$12.12
Number of accumulation units outstanding at end of period	669	1,672	841	1,058	945	2,505	6,449	1,442	9,472	3,392
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$16.30	$15.75	$11.34	$10.01	$10.37	$8.34	$6.74	$10.31	$10.91	
Value at end of period	$15.69	$16.30	$15.75	$11.34	$10.01	$10.37	$8.34	$6.74	$10.31	
Number of accumulation units outstanding at end of period	467	467	467	350	109	0	0	6,145	6,143	
VY® FMR[SM] DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$22.48	$21.39	$15.86	$13.95	$15.80	$12.42	$9.00	$14.91	$13.14	$11.85
Value at end of period	$21.93	$22.48	$21.39	$15.86	$13.95	$15.80	$12.42	$9.00	$14.91	$13.14
Number of accumulation units outstanding at end of period	7,010	11,246	10,899	15,815	11,659	7,633	9,243	5,250	11,670	1,977
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$19.59	$18.10	$13.51	$11.48	$11.82	$10.35	$8.12	$12.88	$13.28	$11.56
Value at end of period	$18.27	$19.59	$18.10	$13.51	$11.48	$11.82	$10.35	$8.12	$12.88	$13.28
Number of accumulation units outstanding at end of period	11,184	9,980	2,982	4,355	6,816	13,633	15,544	19,079	23,331	11,129
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$10.60	$10.43								
Value at end of period	$10.27	$10.60								
Number of accumulation units outstanding at end of period	1,065	1,077								
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$13.77	$13.77	$14.74	$12.49	$15.42	$12.93	$7.61	$15.75	$15.81	
Value at end of period	$11.49	$13.77	$13.77	$14.74	$12.49	$15.42	$12.93	$7.61	$15.75	
Number of accumulation units outstanding at end of period	81	83	0	951	1,086	1,437	385	0	758	

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$26.71	$23.42	$17.94	$15.07	$14.92	$12.23	$9.81	$14.77	$14.55	$12.59
Value at end of period	$25.69	$26.71	$23.42	$17.94	$15.07	$14.92	$12.23	$9.81	$14.77	$14.55
Number of accumulation units outstanding at end of period	7,550	5,957	5,319	5,927	8,497	9,918	7,271	0	2,450	3,049
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$22.46	$20.91	$17.70							
Value at end of period	$21.44	$22.46	$20.91							
Number of accumulation units outstanding at end of period	1,369	1,323	1,349							
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$18.81	$18.58	$14.77	$12.26	$13.49	$11.74	$8.50	$14.40	$13.65	$11.69
Value at end of period	$19.38	$18.81	$18.58	$14.77	$12.26	$13.49	$11.74	$8.50	$14.40	$13.65
Number of accumulation units outstanding at end of period	7,014	6,214	2,627	4,206	6,444	8,564	20,236	16,653	16,515	8,014
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$18.86	$18.99	$17.08	$14.86	$15.13	$12.85	$12.15			
Value at end of period	$17.81	$18.86	$18.99	$17.08	$14.86	$15.13	$12.85			
Number of accumulation units outstanding at end of period	719	743	792	1,023	760	1,030	1,678			
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$21.51	$19.35	$15.98	$14.08	$13.81	$12.22	$9.25	$12.88	$12.45	$12.40
Value at end of period	$22.43	$21.51	$19.35	$15.98	$14.08	$13.81	$12.22	$9.25	$12.88	$12.45
Number of accumulation units outstanding at end of period	19,280	19,190	19,888	34,495	28,761	136,494	114,520	85,128	45,720	37
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$20.50	$18.48	$13.78	$11.96	$12.52	$9.82	$6.76	$11.61		
Value at end of period	$20.75	$20.50	$18.48	$13.78	$11.96	$12.52	$9.82	$6.76		
Number of accumulation units outstanding at end of period	0	0	0	110	418	1,074	1,557	450		
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$19.52	$18.33	$14.26	$12.27	$12.50	$10.97	$8.86	$13.90	$13.71	
Value at end of period	$18.01	$19.52	$18.33	$14.26	$12.27	$12.50	$10.97	$8.86	$13.90	
Number of accumulation units outstanding at end of period	4,693	3,400	4,415	11,675	13,753	13,633	6,500	3,700	3,411	
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$21.88	$20.35	$14.77	$12.55	$12.82	$11.08	$7.84	$13.70	$12.60	$11.24
Value at end of period	$24.00	$21.88	$20.35	$14.77	$12.55	$12.82	$11.08	$7.84	$13.70	$12.60
Number of accumulation units outstanding at end of period	1,709	1,903	1,754	1,026	1,169	6,877	7,974	11,813	13,424	4,154
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$15.99	$16.31	$14.40	$12.23	$14.08	$12.49	$9.16	$18.30	$16.18	
Value at end of period	$15.69	$15.99	$16.31	$14.40	$12.23	$14.08	$12.49	$9.16	$18.30	
Number of accumulation units outstanding at end of period	0	0	0	999	1,032	3,388	3,211	5,261	4,547	
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$11.98	$12.97	$10.90	$9.26	$10.64	$9.87	$7.55	$12.81	$13.07	
Value at end of period	$11.46	$11.98	$12.97	$10.90	$9.26	$10.64	$9.87	$7.55	$12.81	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	5	
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$20.00	$20.73	$15.99	$13.24	$14.14	$13.22	$10.06	$16.83	$17.11	
Value at end of period	$18.35	$20.00	$20.73	$15.99	$13.24	$14.14	$13.22	$10.06	$16.83	
Number of accumulation units outstanding at end of period	89	89	89	227	3,556	3,249	6,297	3,110	4,871	

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
WANGER INTERNATIONAL										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$12.09	$12.78	$10.55	$8.76	$10.37	$8.38	$8.37			
Value at end of period	$11.99	$12.09	$12.78	$10.55	$8.76	$10.37	$8.38			
Number of accumulation units outstanding at end of period	253	201	217	7,365	4,229	1,769	505			
WANGER USA										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$25.40	$24.49	$18.49	$17.16						
Value at end of period	$25.00	$25.40	$24.49	$18.49						
Number of accumulation units outstanding at end of period	0	0	678	729						
WASHINGTON MUTUAL INVESTORS FUND[SM] (CLASS R-3)										
Value at beginning of period	$19.36	$17.61	$13.50	$12.14	$11.47	$10.24	$8.70	$13.16	$12.80	$10.97
Value at end of period	$19.11	$19.36	$17.61	$13.50	$12.14	$11.47	$10.24	$8.70	$13.16	$12.80
Number of accumulation units outstanding at end of period	15,626	14,893	5,659	3,905	2,609	3,269	8,479	15,133	7,538	8,440
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$23.04	$21.69	$15.87	$14.14	$14.60	$12.04	$9.37	$13.87	$15.25	$12.69
Value at end of period	$21.76	$23.04	$21.69	$15.87	$14.14	$14.60	$12.04	$9.37	$13.87	$15.25
Number of accumulation units outstanding at end of period	2,105	1,901	1,705	1,919	4,418	6,611	6,760	6,068	5,423	4,641

TABLE 18

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.85%

(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALGER GREEN FUND (CLASS A)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$13.19	$12.71	$9.52	$8.37	$9.00					
Value at end of period	$13.39	$13.19	$12.71	$9.52	$8.37					
Number of accumulation units outstanding at end of period	46	0	0	251	165					
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC. (CLASS A)										
Value at beginning of period	$18.19	$16.89	$12.71	$10.93	$10.46	$9.34	$7.81	$13.32	$12.76	$11.30
Value at end of period	$18.21	$18.19	$16.89	$12.71	$10.93	$10.46	$9.34	$7.81	$13.32	$12.76
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	8,088	6,124	333	2,628
ALLIANZGI NFJ SMALL-CAP VALUE FUND (CLASS A)										
Value at beginning of period	$25.66	$25.52	$19.61	$17.96	$17.77	$14.38	$11.72	$16.11	$15.35	$13.98
Value at end of period	$23.28	$25.66	$25.52	$19.61	$17.96	$17.77	$14.38	$11.72	$16.11	$15.35
Number of accumulation units outstanding at end of period	0	0	1,694	1,436	1,333	676	20,835	16,745	17,728	16,924
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during October 2010)										
Value at beginning of period	$20.59	$18.26	$15.03	$13.66	$14.08	$13.20				
Value at end of period	$20.28	$20.59	$18.26	$15.03	$13.66	$14.08				
Number of accumulation units outstanding at end of period	592	916	0	697	84	3,003				
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$20.20	$18.71	$14.59	$13.45	$14.27					
Value at end of period	$19.41	$20.20	$18.71	$14.59	$13.45					
Number of accumulation units outstanding at end of period	0	0	0	687	261					

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
AMERICAN BALANCED FUND® (CLASS R-3)										
Value at beginning of period	$18.45	$17.14	$14.25	$12.63	$12.30	$11.02	$9.20	$12.53	$11.90	$10.97
Value at end of period	$18.53	$18.45	$17.14	$14.25	$12.63	$12.30	$11.02	$9.20	$12.53	$11.90
Number of accumulation units outstanding at end of period	7,837	805	0	934	5,312	35	5,448	4,758	16,802	3,400
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$11.95	$11.78	$13.12	$12.45	$12.18					
Value at end of period	$11.56	$11.95	$11.78	$13.12	$12.45					
Number of accumulation units outstanding at end of period	0	0	2,013	1,966	1,884					
ARIEL APPRECIATION FUND (INVESTOR CLASS)										
Value at beginning of period	$21.99	$20.57	$14.24	$12.08	$13.19	$11.16	$6.93	$11.84	$12.15	$10.52
Value at end of period	$20.37	$21.99	$20.57	$14.24	$12.08	$13.19	$11.16	$6.93	$11.84	$12.15
Number of accumulation units outstanding at end of period	0	9	11	11	11	0	888	888	887	888
ARIEL FUND (INVESTOR CLASS)										
Value at beginning of period	$20.73	$18.91	$13.23	$11.13	$12.70	$10.20	$6.32	$12.36	$12.73	$12.44
Value at end of period	$19.64	$20.73	$18.91	$13.23	$11.13	$12.70	$10.20	$6.32	$12.36	$12.73
Number of accumulation units outstanding at end of period	1,407	1,457	1,520	0	0	33	5,702	3,705	4,510	4,030
BLACKROCK EQUITY DIVIDEND FUND (INVESTOR A SHARES)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$18.18	$16.83	$13.66	$12.33	$12.23					
Value at end of period	$17.94	$18.18	$16.83	$13.66	$12.33					
Number of accumulation units outstanding at end of period	990	1,245	0	4,572	3,711					
CAPITAL WORLD GROWTH AND INCOME FUND℠ (CLASS R-3)										
(Funds were first received in this option during October 2011)										
Value at beginning of period	$18.64	$18.13	$14.69	$12.47	$12.65					
Value at end of period	$18.02	$18.64	$18.13	$14.69	$12.47					
Number of accumulation units outstanding at end of period	1,217	2,008	0	971	67					
COLUMBIA℠ ACORN® FUND (CLASS A)										
(Funds were first received in this option during November 2011)										
Value at beginning of period	$18.60	$18.69	$14.47	$12.43	$12.64					
Value at end of period	$18.06	$18.60	$18.69	$14.47	$12.43					
Number of accumulation units outstanding at end of period	0	0	0	1,447	1,219					
CRM MID CAP VALUE FUND (INVESTOR SHARES)										
(Funds were first received in this option during November 2011)										
Value at beginning of period	$20.97	$20.04	$15.21	$13.07	$13.22					
Value at end of period	$20.21	$20.97	$20.04	$15.21	$13.07					
Number of accumulation units outstanding at end of period	0	0	0	231	183					
DODGE & COX INTERNATIONAL STOCK FUND										
(Funds were first received in this option during October 2010)										
Value at beginning of period	$14.37	$14.55	$11.68	$9.78	$11.80	$11.60				
Value at end of period	$12.57	$14.37	$14.55	$11.68	$9.78	$11.80				
Number of accumulation units outstanding at end of period	0	945	0	1,387	0	299				
DODGE & COX STOCK FUND										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$19.88	$18.25	$13.16	$13.19						
Value at end of period	$18.73	$19.88	$18.25	$13.16						
Number of accumulation units outstanding at end of period	1,150	1,262	0	1,812						
EUROPACIFIC GROWTH FUND® (CLASS R-3)										
Value at beginning of period	$19.67	$20.43	$17.20	$14.60	$17.09	$15.80	$11.49	$19.54	$16.62	$13.97
Value at end of period	$19.29	$19.67	$20.43	$17.20	$14.60	$17.09	$15.80	$11.49	$19.54	$16.62
Number of accumulation units outstanding at end of period	8,742	6,642	10,238	5,462	7,014	2,216	3,977	2,740	809	512

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
FIDELITY® ADVISOR NEW INSIGHTS FUND (INSTITUTIONAL CLASS)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$19.44	$17.97	$13.71	$11.96	$12.47					
Value at end of period	$19.71	$19.44	$17.97	$13.71	$11.96					
Number of accumulation units outstanding at end of period	96	0	1,372	5,457	4,660					
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$23.51	$21.27	$16.40	$14.27	$14.82	$12.80	$9.55	$16.83	$14.49	$13.13
Value at end of period	$23.38	$23.51	$21.27	$16.40	$14.27	$14.82	$12.80	$9.55	$16.83	$14.49
Number of accumulation units outstanding at end of period	13,057	13,767	18,562	11,184	10,143	26,962	21,001	14,139	13,706	10,058
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$17.60	$16.39	$12.95	$11.18	$11.21	$9.86	$7.67	$13.54	$13.51	$11.81
Value at end of period	$16.69	$17.60	$16.39	$12.95	$11.18	$11.21	$9.86	$7.67	$13.54	$13.51
Number of accumulation units outstanding at end of period	0	0	0	0	363	1,916	0	0	3,616	189
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$18.28	$16.63	$12.35	$10.90	$11.02	$8.48				
Value at end of period	$19.34	$18.28	$16.63	$12.35	$10.90	$11.02				
Number of accumulation units outstanding at end of period	1,083	485	0	4,906	101	6,039				
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
Value at beginning of period	$23.32	$22.45	$18.11	$16.15	$16.82	$15.30	$12.79	$17.65	$16.07	$14.28
Value at end of period	$22.24	$23.32	$22.45	$18.11	$16.15	$16.82	$15.30	$12.79	$17.65	$16.07
Number of accumulation units outstanding at end of period	0	0	516	1,274	485	842	15,765	14,643	19,681	9,820
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$23.59	$23.70	$17.58	$15.01	$15.76	$12.42	$9.72	$14.66	$15.18	$14.27
Value at end of period	$21.62	$23.59	$23.70	$17.58	$15.01	$15.76	$12.42	$9.72	$14.66	$15.18
Number of accumulation units outstanding at end of period	0	0	626	868	807	90	1,499	1,346	2,376	2,650
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)										
Value at beginning of period	$21.61	$20.31	$14.81	$13.51	$14.36	$11.30	$7.97	$14.02	$12.68	$12.66
Value at end of period	$20.96	$21.61	$20.31	$14.81	$13.51	$14.36	$11.30	$7.97	$14.02	$12.68
Number of accumulation units outstanding at end of period	0	0	991	877	775	16	6,074	4,162	3,384	2,510
FUNDAMENTAL INVESTORS℠ (CLASS R-3)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$14.24	$13.23	$10.18	$8.79	$9.06	$8.04	$6.26			
Value at end of period	$14.54	$14.24	$13.23	$10.18	$8.79	$9.06	$8.04			
Number of accumulation units outstanding at end of period	1,521	0	557	14,415	13,839	467	293			
INVESCO GLOBAL HEALTH CARE FUND (INVESTOR CLASS)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$67.57	$56.71	$40.19	$33.61	$33.14					
Value at end of period	$68.89	$67.57	$56.71	$40.19	$33.61					
Number of accumulation units outstanding at end of period	0	0	277	336	58					
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$19.47	$18.82	$14.71	$13.46	$14.50	$12.59				
Value at end of period	$18.44	$19.47	$18.82	$14.71	$13.46	$14.50				
Number of accumulation units outstanding at end of period	0	0	2,106	1,906	1,094	6,355				
LORD ABBETT DEVELOPING GROWTH FUND, INC. (CLASS A)										
(Funds were first received in this option during October 2010)										
Value at beginning of period	$24.52	$23.99	$15.43	$14.12	$14.51	$12.72				
Value at end of period	$22.10	$24.52	$23.99	$15.43	$14.12	$14.51				
Number of accumulation units outstanding at end of period	3,194	2,877	0	0	0	81				
LORD ABBETT FUNDAMENTAL EQUITY FUND (CLASS A)										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$18.27	$17.27	$12.77	$11.66	$10.32					
Value at end of period	$17.51	$18.27	$17.27	$12.77	$11.66					

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Number of accumulation units outstanding at end of period	0	0	185	185	167					
MASSACHUSETTS INVESTORS GROWTH STOCK FUND (CLASS A)										
(Funds were first received in this option during November 2011)										
Value at beginning of period	$20.44	$18.53	$14.39	$12.45	$12.76					
Value at end of period	$20.21	$20.44	$18.53	$14.39	$12.45					
Number of accumulation units outstanding at end of period	0	724	0	1,210	19					
NEUBERGER BERMAN GENESIS FUND® (TRUST CLASS)										
(Funds were first received in this option during November 2011)										
Value at beginning of period	$17.47	$17.74	$13.11	$12.09	$12.19					
Value at end of period	$17.29	$17.47	$17.74	$13.11	$12.09					
Number of accumulation units outstanding at end of period	0	0	0	2,462	2,218					
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
Value at beginning of period	$16.73	$15.35	$11.26	$10.29	$10.74	$8.87	$6.89	$11.41	$10.72	$10.32
Value at end of period	$16.44	$16.73	$15.35	$11.26	$10.29	$10.74	$8.87	$6.89	$11.41	$10.72
Number of accumulation units outstanding at end of period	3,485	5,783	6,439	696	624	4,077	2,339	1,744	1,140	594
NEW PERSPECTIVE FUND® (CLASS R-3)										
Value at beginning of period	$21.50	$21.08	$16.82	$14.09	$15.43	$13.85	$10.19	$16.59	$14.47	$12.67
Value at end of period	$22.38	$21.50	$21.08	$16.82	$14.09	$15.43	$13.85	$10.19	$16.59	$14.47
Number of accumulation units outstanding at end of period	3,918	1,055	726	4,327	489	4,928	19,909	17,037	19,299	13,528
OPPENHEIMER CAPITAL APPRECIATION FUND (CLASS A)										
Value at beginning of period	$16.79	$14.74	$11.53	$10.25	$10.52	$9.74	$6.86	$12.81	$11.38	$11.07
Value at end of period	$17.15	$16.79	$14.74	$11.53	$10.25	$10.52	$9.74	$6.86	$12.81	$11.38
Number of accumulation units outstanding at end of period	0	0	0	0	0	7	6,717	5,224	4,661	18,737
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$33.94	$36.03	$33.60	$28.10	$34.67	$27.59	$15.34	$29.83	$22.52	$20.34
Value at end of period	$28.86	$33.94	$36.03	$33.60	$28.10	$34.67	$27.59	$15.34	$29.83	$22.52
Number of accumulation units outstanding at end of period	41	0	1,360	2,556	2,241	3,202	1,706	0	0	4,032
OPPENHEIMER GOLD & SPECIAL MINERALS FUND (CLASS A)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$4.99	$5.95	$11.53	$13.43						
Value at end of period	$3.79	$4.99	$5.95	$11.53						
Number of accumulation units outstanding at end of period	370	91	0	124						
OPPENHEIMER INTERNATIONAL BOND FUND (CLASS A)										
(Funds were first received in this option during October 2010)										
Value at beginning of period	$10.94	$11.02	$11.62	$10.60	$10.75	$11.27				
Value at end of period	$10.42	$10.94	$11.02	$11.62	$10.60	$10.75				
Number of accumulation units outstanding at end of period	1,239	0	0	0	106	123				
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$16.45	$15.39	$13.37	$12.14	$12.50	$11.29	$9.40	$13.71	$12.66	$11.93
Value at end of period	$16.19	$16.45	$15.39	$13.37	$12.14	$12.50	$11.29	$9.40	$13.71	$12.66
Number of accumulation units outstanding at end of period	591	0	0	2,831	541	2	3,465	1,386	2,174	1,189
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$14.06	$13.79	$15.35	$14.27	$12.92	$12.09	$10.41			
Value at end of period	$13.53	$14.06	$13.79	$15.35	$14.27	$12.92	$12.09			
Number of accumulation units outstanding at end of period	3,062	2,611	129	3,161	8,183	4,446	91			
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$7.29	$8.44	$8.71	$7.87	$10.40	$9.08	$5.26	$11.74		
Value at end of period	$6.10	$7.29	$8.44	$8.71	$7.87	$10.40	$9.08	$5.26		
Number of accumulation units outstanding at end of period	0	0	1,483	1,323	1,230	8	3,722	2,165		

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
PIONEER HIGH YIELD FUND (CLASS A)										
Value at beginning of period	$17.28	$17.49	$15.74	$13.83	$14.23	$12.23	$7.63	$12.23	$11.56	$10.87
Value at end of period	$16.26	$17.28	$17.49	$15.74	$13.83	$14.23	$12.23	$7.63	$12.23	$11.56
Number of accumulation units outstanding at end of period	8,991	9,344	9,340	0	91	157	11,649	9,819	10,080	13,994
PIONEER STRATEGIC INCOME FUND (CLASS A)										
(Funds were first received in this option during November 2011)										
Value at beginning of period	$12.57	$12.14	$12.09	$10.98	$11.00					
Value at end of period	$12.26	$12.57	$12.14	$12.09	$10.98					
Number of accumulation units outstanding at end of period	0	0	0	65	16					
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)										
Value at beginning of period	$24.49	$22.44	$17.29	$14.66	$15.61	$13.59	$9.38	$14.53	$14.64	$14.00
Value at end of period	$23.34	$24.49	$22.44	$17.29	$14.66	$15.61	$13.59	$9.38	$14.53	$14.64
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	10,314
TEMPLETON FOREIGN FUND (CLASS A)										
Value at beginning of period	$16.45	$18.64	$14.81	$12.62	$14.61	$13.61	$9.19	$17.22	$14.84	$12.99
Value at end of period	$15.12	$16.45	$18.64	$14.81	$12.62	$14.61	$13.61	$9.19	$17.22	$14.84
Number of accumulation units outstanding at end of period	0	0	0	0	0	396	13,107	11,307	10,494	12,237
THE GROWTH FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$20.90	$19.35	$14.63	$12.27	$13.05	$11.75	$8.84	$14.67	$13.38	$12.54
Value at end of period	$21.77	$20.90	$19.35	$14.63	$12.27	$13.05	$11.75	$8.84	$14.67	$13.38
Number of accumulation units outstanding at end of period	459	427	3,199	9,537	11,431	5,212	69,189	58,740	60,672	53,060
THE INCOME FUND OF AMERICA® (CLASS R-3)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$18.93	$17.68	$15.14	$13.68	$13.12	$11.85	$9.64	$13.73	$13.53	
Value at end of period	$18.42	$18.93	$17.68	$15.14	$13.68	$13.12	$11.85	$9.64	$13.73	
Number of accumulation units outstanding at end of period	10,170	11,310	9,511	1,451	7,241	0	3,280	127	3,661	
VOYA BALANCED PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$15.70	$14.94	$12.95	$11.52	$11.80	$10.85				
Value at end of period	$15.24	$15.70	$14.94	$12.95	$11.52	$11.80				
Number of accumulation units outstanding at end of period	0	0	0	0	2,002	2,002				
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$12.33	$12.41	$13.08	$12.25	$11.94	$10.42	$8.54			
Value at end of period	$11.67	$12.33	$12.41	$13.08	$12.25	$11.94	$10.42			
Number of accumulation units outstanding at end of period	185	0	765	2,017	856	8,207	2,248			
VOYA GLOBAL REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$21.39	$18.99	$18.48	$17.59						
Value at end of period	$20.80	$21.39	$18.99	$18.48						
Number of accumulation units outstanding at end of period	133	0	0	12						
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$10.02									
Value at end of period	$9.37									
Number of accumulation units outstanding at end of period	857									
VOYA GNMA INCOME FUND (CLASS A)										
Value at beginning of period	$14.31	$13.75	$14.13	$13.85	$13.00	$12.35	$11.86	$11.20	$10.67	$10.31
Value at end of period	$14.41	$14.31	$13.75	$14.13	$13.85	$13.00	$12.35	$11.86	$11.20	$10.67
Number of accumulation units outstanding at end of period	0	0	0	2,205	13,864	11,312	25,702	9,001	735	4,398

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$17.78	$16.25	$12.59	$12.32						
Value at end of period	$17.31	$17.78	$16.25	$12.59						
Number of accumulation units outstanding at end of period	0	0	9	3						
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$22.25	$20.34	$15.75	$13.77	$13.97	$12.39	$11.26			
Value at end of period	$21.67	$22.25	$20.34	$15.75	$13.77	$13.97	$12.39			
Number of accumulation units outstanding at end of period	0	0	1,789	1,489	1,497	7	724			
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2010)										
Value at beginning of period	$16.99	$16.96	$16.21	$14.35	$13.88	$12.82				
Value at end of period	$16.50	$16.99	$16.96	$16.21	$14.35	$13.88				
Number of accumulation units outstanding at end of period	3,084	3,074	6	79	76	82				
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$18.34	$16.31	$12.43	$10.99	$11.14	$9.90	$8.14	$13.12	$12.65	$11.44
Value at end of period	$18.27	$18.34	$16.31	$12.43	$10.99	$11.14	$9.90	$8.14	$13.12	$12.65
Number of accumulation units outstanding at end of period	0	1,895	0	323	2,655	5,017	1,950	2,569	3,091	5,307
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$21.97	$20.30	$15.28	$13.15	$13.47	$11.18	$8.60	$13.94	$13.38	$12.36
Value at end of period	$21.31	$21.97	$20.30	$15.28	$13.15	$13.47	$11.18	$8.60	$13.94	$13.38
Number of accumulation units outstanding at end of period	0	0	0	634	1,698	2,984	2,401	2,449	3,091	3,079
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$20.36	$19.56	$13.88	$12.50	$12.75	$10.51	$8.53	$13.00	$14.04	$12.79
Value at end of period	$19.46	$20.36	$19.56	$13.88	$12.50	$12.75	$10.51	$8.53	$13.00	$14.04
Number of accumulation units outstanding at end of period	175	0	0	16	519	1,431	1,252	700	4,342	3,011
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$15.22	$14.55	$12.55	$11.22	$11.62					
Value at end of period	$14.85	$15.22	$14.55	$12.55	$11.22					
Number of accumulation units outstanding at end of period	4,611	0	32,119	2,503	2,015					
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$16.20	$15.44	$12.79	$11.22	$11.82					
Value at end of period	$15.77	$16.20	$15.44	$12.79	$11.22					
Number of accumulation units outstanding at end of period	4,310	0	2,776	8,635	7,655					
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$16.74	$15.93	$12.97	$11.31	$12.04					
Value at end of period	$16.26	$16.74	$15.93	$12.97	$11.31					
Number of accumulation units outstanding at end of period	946	0	1,553	6,035	4,066					
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$16.21	$15.40	$12.53	$10.93	$12.31					
Value at end of period	$15.74	$16.21	$15.40	$12.53	$10.93					
Number of accumulation units outstanding at end of period	0	0	0	67	39					
VOYA INTERMEDIATE BOND FUND (CLASS A)										
Value at beginning of period	$14.65	$13.88	$14.10	$13.07	$12.23	$11.25	$10.06	$11.27	$10.75	$10.45
Value at end of period	$14.57	$14.65	$13.88	$14.10	$13.07	$12.23	$11.25	$10.06	$11.27	$10.75
Number of accumulation units outstanding at end of period	21,207	22,757	20,530	16,143	227	432	6,185	3,452	8,526	17,702

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.56	$13.81	$13.99	$12.95	$12.18	$11.23	$10.18	$11.26	$10.75	$10.30
Value at end of period	$14.47	$14.56	$13.81	$13.99	$12.95	$12.18	$11.23	$10.18	$11.26	$10.75
Number of accumulation units outstanding at end of period	3,822	841	0	0	189	6,245	7,728	6,165	43	7
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$17.54	$16.50								
Value at end of period	$18.45	$17.54								
Number of accumulation units outstanding at end of period	4,122	3,873								
VOYA LARGE CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$13.22									
Value at end of period	$12.43									
Number of accumulation units outstanding at end of period	2,218									
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$13.56	$12.47	$9.64	$8.51	$8.32	$7.05	$6.34	$9.17	$9.35	
Value at end of period	$12.80	$13.56	$12.47	$9.64	$8.51	$8.32	$7.05	$6.34	$9.17	
Number of accumulation units outstanding at end of period	6,866	7,154	7,597	1,563	3,511	0	4,156	0	98	
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$13.53	$12.45	$9.62	$8.49	$8.49					
Value at end of period	$12.78	$13.53	$12.45	$9.62	$8.49					
Number of accumulation units outstanding at end of period	3,891	3,137	7,827	4,552	4,699					
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$13.13	$12.19	$10.19							
Value at end of period	$13.07	$13.13	$12.19							
Number of accumulation units outstanding at end of period	4,493	4,131	4,481							
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$10.23	$10.37	$10.51	$10.65	$10.79	$10.90				
Value at end of period	$10.09	$10.23	$10.37	$10.51	$10.65	$10.79				
Number of accumulation units outstanding at end of period	0	0	0	0	0	1,048				
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
Value at beginning of period	$19.40	$20.84	$16.35	$13.72	$16.81	$13.61	$9.44	$19.75	$18.08	$15.23
Value at end of period	$20.77	$19.40	$20.84	$16.35	$13.72	$16.81	$13.61	$9.44	$19.75	$18.08
Number of accumulation units outstanding at end of period	0	0	21	16	5	0	1,152	1,425	1,316	1,035
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$15.67	$13.75	$10.65	$9.76	$10.32	$8.99	$7.31	$11.30	$11.50	
Value at end of period	$15.43	$15.67	$13.75	$10.65	$9.76	$10.32	$8.99	$7.31	$11.30	
Number of accumulation units outstanding at end of period	0	0	0	0	0	6,135	1,871	1,436	2,341	
VOYA REAL ESTATE FUND (CLASS A)										
Value at beginning of period	$26.62	$20.62	$20.44	$17.88	$16.49	$13.05	$10.16	$15.80	$19.09	$15.53
Value at end of period	$27.18	$26.62	$20.62	$20.44	$17.88	$16.49	$13.05	$10.16	$15.80	$19.09
Number of accumulation units outstanding at end of period	452	325	23	297	129	4,745	15,439	12,248	15,542	21,470
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$15.31	$13.71	$10.50	$9.18	$9.05	$7.84				
Value at end of period	$15.46	$15.31	$13.71	$10.50	$9.18	$9.05				
Number of accumulation units outstanding at end of period	5,995	7,199	8,794	935	823	961				

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$16.90	$15.16	$11.42	$9.86	$11.16					
Value at end of period	$16.24	$16.90	$15.16	$11.42	$9.86					
Number of accumulation units outstanding at end of period	0	1,365	2,420	4,161	1,689					
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$16.92	$16.30	$11.88	$10.35	$10.89	$8.71	$6.31			
Value at end of period	$15.97	$16.92	$16.30	$11.88	$10.35	$10.89	$8.71			
Number of accumulation units outstanding at end of period	0	0	1,367	1,237	1,046	0	61			
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$24.81	$23.49	$17.20	$15.14	$15.66	$12.32				
Value at end of period	$24.41	$24.81	$23.49	$17.20	$15.14	$15.66				
Number of accumulation units outstanding at end of period	2,481	2,292	4,315	1,388	2,457	12,201				
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.31	$14.65	$12.72	$11.32	$11.80	$11.05				
Value at end of period	$15.14	$15.31	$14.65	$12.72	$11.32	$11.80				
Number of accumulation units outstanding at end of period	3,751	4,069	20,664	23,399	16,406	16,976				
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.10	$15.39	$12.92	$11.33	$12.00	$11.21				
Value at end of period	$15.87	$16.10	$15.39	$12.92	$11.33	$12.00				
Number of accumulation units outstanding at end of period	1,234	2,812	10,273	10,410	12,419	11,311				
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.69	$15.90	$13.01	$11.37	$12.12	$11.26				
Value at end of period	$16.37	$16.69	$15.90	$13.01	$11.37	$12.12				
Number of accumulation units outstanding at end of period	0	0	6,864	8,076	8,338	6,094				
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$15.95	$15.16	$12.40	$11.79						
Value at end of period	$15.65	$15.95	$15.16	$12.40						
Number of accumulation units outstanding at end of period	0	1,045	0	620						
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$13.17	$12.57	$11.87	$10.92	$10.99	$10.50				
Value at end of period	$13.04	$13.17	$12.57	$11.87	$10.92	$10.99				
Number of accumulation units outstanding at end of period	0	0	0	0	0	5,452				
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.51	$14.69	$13.24	$11.91	$11.81	$10.74	$9.21	$12.17	$11.61	$11.01
Value at end of period	$15.32	$15.51	$14.69	$13.24	$11.91	$11.81	$10.74	$9.21	$12.17	$11.61
Number of accumulation units outstanding at end of period	32,410	34,354	40,830	5,296	0	9	12,103	9,649	9,701	5,186
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$16.39	$15.53	$12.82	$11.26	$11.71	$10.46	$8.44	$13.33	$12.82	$12.50
Value at end of period	$16.03	$16.39	$15.53	$12.82	$11.26	$11.71	$10.46	$8.44	$13.33	$12.82
Number of accumulation units outstanding at end of period	15,645	16,204	15,821	0	0	294	190	88	0	201
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.88	$15.03	$13.02	$11.58	$11.76	$10.61	$8.79	$12.78	$12.23	$11.41
Value at end of period	$15.63	$15.88	$15.03	$13.02	$11.58	$11.76	$10.61	$8.79	$12.78	$12.23
Number of accumulation units outstanding at end of period	13,980	11,264	14,884	2,075	0	633	3,794	3,131	4,491	26,739

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$12.32	$11.78	$12.22	$12.23						
Value at end of period	$12.21	$12.32	$11.78	$12.22						
Number of accumulation units outstanding at end of period	177	0	9	44						
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$26.28	$23.57	$18.09	$15.68	$16.33	$13.50	$10.03	$13.78	$14.44	
Value at end of period	$25.61	$26.28	$23.57	$18.09	$15.68	$16.33	$13.50	$10.03	$13.78	
Number of accumulation units outstanding at end of period	146	109	302	1,358	1,227	958	0	0	1,363	
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$26.13	$25.25	$18.34	$15.46	$15.25	$12.16	$9.07	$15.57	$14.80	$13.88
Value at end of period	$24.60	$26.13	$25.25	$18.34	$15.46	$15.25	$12.16	$9.07	$15.57	$14.80
Number of accumulation units outstanding at end of period	1,117	1,323	3,577	1,898	1,248	3,632	19,885	16,166	13,631	12,274
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.87	$13.12	$12.97	$11.34	$10.45	$8.24	$6.12	$10.06	$12.33	$11.79
Value at end of period	$17.21	$16.87	$13.12	$12.97	$11.34	$10.45	$8.24	$6.12	$10.06	$12.33
Number of accumulation units outstanding at end of period	7,319	7,980	11,859	4,328	3,805	647	3,377	1,624	2,325	1,171
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.17	$15.35	$11.49	$10.32	$10.92	$9.83	$7.53	$12.49	$12.10	$10.68
Value at end of period	$17.53	$17.17	$15.35	$11.49	$10.32	$10.92	$9.83	$7.53	$12.49	$12.10
Number of accumulation units outstanding at end of period	0	0	1,929	1,843	3,759	0	471	422	514	327
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$16.23	$15.69	$11.30	$9.98	$10.35	$8.33	$6.73	$9.90		
Value at end of period	$15.62	$16.23	$15.69	$11.30	$9.98	$10.35	$8.33	$6.73		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	3,082	2,213		
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$22.38	$21.30	$15.80	$13.91	$15.76	$12.39	$8.98	$14.89	$13.13	$12.01
Value at end of period	$21.81	$22.38	$21.30	$15.80	$13.91	$15.76	$12.39	$8.98	$14.89	$13.13
Number of accumulation units outstanding at end of period	3,488	3,488	7,579	5,244	6,210	2,107	4,252	3,197	1,902	1,647
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$19.49	$18.01	$13.45	$11.43	$11.78	$10.32	$8.10	$12.85	$13.27	$12.96
Value at end of period	$18.17	$19.49	$18.01	$13.45	$11.43	$11.78	$10.32	$8.10	$12.85	$13.27
Number of accumulation units outstanding at end of period	0	0	0	0	0	7	654	286	55	2
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$13.71	$13.72	$14.69	$12.45	$15.38	$12.07				
Value at end of period	$11.44	$13.71	$13.72	$14.69	$12.45	$15.38				
Number of accumulation units outstanding at end of period	6,926	6,915	6,323	143	19	2,932				
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$26.57	$23.30	$17.86	$15.01	$15.36					
Value at end of period	$25.54	$26.57	$23.30	$17.86	$15.01					
Number of accumulation units outstanding at end of period	40	0	2,237	4,013	3,975					
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$22.40	$20.87	$15.16	$14.02						
Value at end of period	$21.37	$22.40	$20.87	$15.16						
Number of accumulation units outstanding at end of period	27	690	0	1,038						

CFI 142

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$18.72	$18.49	$14.71	$12.22	$13.45	$11.72	$8.49	$14.38	$13.64	$12.29
Value at end of period	$19.28	$18.72	$18.49	$14.71	$12.22	$13.45	$11.72	$8.49	$14.38	$13.64
Number of accumulation units outstanding at end of period	0	0	1,717	1,536	1,817	16,869	15,434	13,164	15,777	14,061
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$18.78	$18.92	$17.02	$14.82	$15.09	$12.82	$7.76	$11.11	$10.83	
Value at end of period	$17.72	$18.78	$18.92	$17.02	$14.82	$15.09	$12.82	$7.76	$11.11	
Number of accumulation units outstanding at end of period	0	0	258	741	1,529	11	0	0	54	
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$21.40	$19.26	$15.91	$14.03	$13.77	$12.19	$9.24	$12.86	$12.44	$11.31
Value at end of period	$22.31	$21.40	$19.26	$15.91	$14.03	$13.77	$12.19	$9.24	$12.86	$12.44
Number of accumulation units outstanding at end of period	9,529	3,911	5,478	14,331	7,394	24,449	7,820	6,498	1,842	2,421
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$20.41	$18.41	$13.73	$11.93	$12.49	$9.80	$6.75	$11.98	$10.65	$9.58
Value at end of period	$20.64	$20.41	$18.41	$13.73	$11.93	$12.49	$9.80	$6.75	$11.98	$10.65
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	1,120	1,120	1,083	1,016
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$22.59	$20.41	$15.27	$14.66						
Value at end of period	$22.78	$22.59	$20.41	$15.27						
Number of accumulation units outstanding at end of period	203	0	0	52						
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$19.42	$18.24	$14.19	$12.23	$12.45	$10.94	$8.83	$13.87	$13.59	$11.73
Value at end of period	$17.90	$19.42	$18.24	$14.19	$12.23	$12.45	$10.94	$8.83	$13.87	$13.59
Number of accumulation units outstanding at end of period	3,914	3,771	3,069	4,152	937	1,268	593	438	370	294
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$21.77	$20.25	$14.70	$12.50	$12.77	$11.05	$7.82	$13.67	$12.76	
Value at end of period	$23.86	$21.77	$20.25	$14.70	$12.50	$12.77	$11.05	$7.82	$13.67	
Number of accumulation units outstanding at end of period	3,963	3,274	853	1,013	610	1,875	0	0	859	
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$15.91	$16.24	$14.34	$12.19	$14.04	$12.46	$9.14	$18.27	$15.30	$13.09
Value at end of period	$15.61	$15.91	$16.24	$14.34	$12.19	$14.04	$12.46	$9.14	$18.27	$15.30
Number of accumulation units outstanding at end of period	404	0	0	902	0	532	463	172	152	119
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2014)										
Value at beginning of period	$11.93	$13.39								
Value at end of period	$11.41	$11.93								
Number of accumulation units outstanding at end of period	240	203								
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$19.91	$20.65	$15.93	$13.20	$14.11	$13.20	$10.05	$16.82	$17.10	
Value at end of period	$18.26	$19.91	$20.65	$15.93	$13.20	$14.11	$13.20	$10.05	$16.82	
Number of accumulation units outstanding at end of period	2,955	2,912	3,138	0	0	214	1,922	24	41	
WANGER INTERNATIONAL										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$12.05	$12.74	$10.52	$8.74	$10.35	$8.37	$5.65	$10.02		
Value at end of period	$11.93	$12.05	$12.74	$10.52	$8.74	$10.35	$8.37	$5.65		
Number of accumulation units outstanding at end of period	0	0	0	7,255	2,679	3,359	1,501	1,483		

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
WANGER USA										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$25.33	$24.43	$18.46	$15.54	$18.15					
Value at end of period	$24.91	$25.33	$24.43	$18.46	$15.54					
Number of accumulation units outstanding at end of period	0	0	0	2,087	2,087					
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-3)										
Value at beginning of period	$19.25	$17.52	$13.44	$12.09	$11.43	$10.21	$8.68	$13.13	$12.78	$11.37
Value at end of period	$18.99	$19.25	$17.52	$13.44	$12.09	$11.43	$10.21	$8.68	$13.13	$12.78
Number of accumulation units outstanding at end of period	438	360	0	0	4,319	81	11,336	9,234	14,468	8,016
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$22.92	$21.58	$15.80	$14.08	$14.55	$12.00	$9.34	$13.84	$15.23	$14.74
Value at end of period	$21.63	$22.92	$21.58	$15.80	$14.08	$14.55	$12.00	$9.34	$13.84	$15.23
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	2,010	0	0	2,643

TABLE 19

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.90%

(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALGER GREEN FUND (CLASS A)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$13.15	$12.67	$9.50	$8.35	$8.90	$8.45				
Value at end of period	$13.34	$13.15	$12.67	$9.50	$8.35	$8.90				
Number of accumulation units outstanding at end of period	0	0	0	0	0	241				
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC. (CLASS A)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$18.09	$16.81	$12.65	$10.89	$11.39					
Value at end of period	$18.10	$18.09	$16.81	$12.65	$10.89					
Number of accumulation units outstanding at end of period	0	7,775	7,470	7,184	6,669					
ALLIANZGI NFJ SMALL-CAP VALUE FUND (CLASS A)										
Value at beginning of period	$25.52	$25.40	$19.52	$17.89	$17.71	$14.34	$11.70	$16.08	$15.32	$13.24
Value at end of period	$23.15	$25.52	$25.40	$19.52	$17.89	$17.71	$14.34	$11.70	$16.08	$15.32
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	1,311	970
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$20.14	$18.67	$14.56	$13.43	$13.33	$12.08				
Value at end of period	$19.34	$20.14	$18.67	$14.56	$13.43	$13.33				
Number of accumulation units outstanding at end of period	0	0	0	0	0	107				
AMERICAN BALANCED FUND® (CLASS R-3)										
Value at beginning of period	$18.35	$17.06	$14.19	$12.58	$12.26	$10.98	$9.18	$12.51	$11.88	$10.76
Value at end of period	$18.42	$18.35	$17.06	$14.19	$12.58	$12.26	$10.98	$9.18	$12.51	$11.88
Number of accumulation units outstanding at end of period	14,054	16,573	15,305	7,131	13,863	25,407	44,958	34,462	142,960	19,860
ARIEL APPRECIATION FUND (INVESTOR CLASS)										
Value at beginning of period	$21.87	$20.47	$14.18	$12.03	$13.15	$11.13	$6.92	$11.82	$12.14	$11.08
Value at end of period	$20.25	$21.87	$20.47	$14.18	$12.03	$13.15	$11.13	$6.92	$11.82	$12.14
Number of accumulation units outstanding at end of period	0	41	702	6	2	0	129	105	846	11,953

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ARIEL FUND (INVESTOR CLASS)										
Value at beginning of period	$20.62	$18.82	$13.17	$11.08	$12.66	$10.17	$6.30	$12.34	$12.71	$11.66
Value at end of period	$19.53	$20.62	$18.82	$13.17	$11.08	$12.66	$10.17	$6.30	$12.34	$12.71
Number of accumulation units outstanding at end of period	0	1,739	1,273	1,657	1,523	1,754	10,584	12,232	11,493	3,322
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during December 2013)										
Value at beginning of period	$15.63	$14.11	$14.11							
Value at end of period	$14.66	$15.63	$14.11							
Number of accumulation units outstanding at end of period	1,393	1,331	1,359							
EUROPACIFIC GROWTH FUND® (CLASS R-3)										
Value at beginning of period	$19.56	$20.33	$17.13	$14.54	$17.03	$15.75	$11.46	$19.50	$16.60	$13.79
Value at end of period	$19.17	$19.56	$20.33	$17.13	$14.54	$17.03	$15.75	$11.46	$19.50	$16.60
Number of accumulation units outstanding at end of period	3,637	10,077	10,014	22,630	22,021	11,854	17,151	21,096	12,126	4,275
FIDELITY® ADVISOR NEW INSIGHTS FUND (INSTITUTIONAL CLASS)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$19.39	$17.94	$13.69	$13.16						
Value at end of period	$19.65	$19.39	$17.94	$13.69						
Number of accumulation units outstanding at end of period	0	0	0	2,064						
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$23.39	$21.16	$16.33	$14.21	$14.77	$12.77	$9.53	$16.80	$14.47	$13.12
Value at end of period	$23.24	$23.39	$21.16	$16.33	$14.21	$14.77	$12.77	$9.53	$16.80	$14.47
Number of accumulation units outstanding at end of period	6,913	25,067	22,469	35,134	31,311	17,372	29,177	38,374	32,634	13,254
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$17.51	$16.31	$12.90	$11.14	$11.18	$9.83	$7.65	$13.51	$13.48	
Value at end of period	$16.60	$17.51	$16.31	$12.90	$11.14	$11.18	$9.83	$7.65	$13.51	
Number of accumulation units outstanding at end of period	76	643	77	1,837	2,325	2,368	0	8,371	9,499	
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
Value at beginning of period	$23.19	$22.34	$18.03	$16.09	$16.76	$15.26	$12.75	$17.61	$16.05	$13.40
Value at end of period	$22.11	$23.19	$22.34	$18.03	$16.09	$16.76	$15.26	$12.75	$17.61	$16.05
Number of accumulation units outstanding at end of period	882	6,109	8,328	12,147	10,652	4,772	2,865	14,654	14,181	5,333
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$23.46	$23.58	$17.50	$14.95	$15.70	$12.38	$9.69	$13.66		
Value at end of period	$21.49	$23.46	$23.58	$17.50	$14.95	$15.70	$12.38	$9.69		
Number of accumulation units outstanding at end of period	489	478	562	3,417	1,929	0	46	567		
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)										
Value at beginning of period	$21.49	$20.21	$14.74	$13.46	$14.31	$11.26	$7.95	$13.99	$12.67	$11.20
Value at end of period	$20.84	$21.49	$20.21	$14.74	$13.46	$14.31	$11.26	$7.95	$13.99	$12.67
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	4	16,419	17,783
FUNDAMENTAL INVESTORS[SM] (CLASS R-3)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$14.19	$13.19	$10.15	$8.77	$9.05	$8.13				
Value at end of period	$14.49	$14.19	$13.19	$10.15	$8.77	$9.05				
Number of accumulation units outstanding at end of period	551	405	851	0	0	4,037				
INVESCO GLOBAL HEALTH CARE FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$67.25	$56.47	$40.04	$33.50	$32.50	$31.21				
Value at end of period	$68.53	$67.25	$56.47	$40.04	$33.50	$32.50				
Number of accumulation units outstanding at end of period	0	0	0	0	0	47				

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
Value at beginning of period	$19.36	$18.72	$14.65	$13.41	$14.45	$12.98	$10.08	$14.04	$12.91	$11.56
Value at end of period	$18.33	$19.36	$18.72	$14.65	$13.41	$14.45	$12.98	$10.08	$14.04	$12.91
Number of accumulation units outstanding at end of period	596	558	0	0	0	0	0	0	242	142
LORD ABBETT MID CAP STOCK FUND, INC. (CLASS A)										
(Funds were first received in this option during April 2013)										
Value at beginning of period	$20.18	$18.28	$15.75							
Value at end of period	$19.25	$20.18	$18.28							
Number of accumulation units outstanding at end of period	2	2	154							
LORD ABBETT RESEARCH FUND, INC. - SMALL-CAP VALUE SERIES (CLASS A)										
Value at beginning of period	$25.82	$25.62	$19.38	$17.72	$18.78	$15.04	$11.71	$17.18	$15.73	$14.11
Value at end of period	$25.24	$25.82	$25.62	$19.38	$17.72	$18.78	$15.04	$11.71	$17.18	$15.73
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	2,543	2,204
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$16.66	$15.29	$11.22	$10.26	$10.71	$8.85	$6.88	$11.10		
Value at end of period	$16.36	$16.66	$15.29	$11.22	$10.26	$10.71	$8.85	$6.88		
Number of accumulation units outstanding at end of period	153	294	348	1,122	1,154	614	73	61		
NEW PERSPECTIVE FUND® (CLASS R-3)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$21.38	$20.97	$16.74	$14.03	$15.38	$13.81	$10.17	$16.56	$14.44	
Value at end of period	$22.25	$21.38	$20.97	$16.74	$14.03	$15.38	$13.81	$10.17	$16.56	
Number of accumulation units outstanding at end of period	1,107	1,313	1,654	2,088	1,764	75	3,715	6,272	4,468	
OPPENHEIMER CAPITAL APPRECIATION FUND (CLASS A)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.70	$14.67	$11.48	$10.21	$10.48	$9.90				
Value at end of period	$17.04	$16.70	$14.67	$11.48	$10.21	$10.48				
Number of accumulation units outstanding at end of period	89	89	89	3,059	6,734	6,054				
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$33.76	$35.85	$33.45	$27.99	$34.55	$27.51	$15.31	$29.78	$22.49	$18.17
Value at end of period	$28.69	$33.76	$35.85	$33.45	$27.99	$34.55	$27.51	$15.31	$29.78	$22.49
Number of accumulation units outstanding at end of period	669	1,523	4,441	5,516	5,093	4,799	4,083	3,897	25,983	27,740
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$16.36	$15.32	$13.31	$12.09	$12.45	$11.25	$9.38	$13.68	$12.64	$12.67
Value at end of period	$16.10	$16.36	$15.32	$13.31	$12.09	$12.45	$11.25	$9.38	$13.68	$12.64
Number of accumulation units outstanding at end of period	22	0	162	124	124	0	713	8,300	8,417	5
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$14.00	$13.73	$15.30	$14.23	$12.89	$12.06	$10.31	$11.69		
Value at end of period	$13.46	$14.00	$13.73	$15.30	$14.23	$12.89	$12.06	$10.31		
Number of accumulation units outstanding at end of period	2,010	2,801	3,381	4,875	5,413	0	0	757		
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$7.26	$8.41	$8.69	$7.86	$10.26					
Value at end of period	$6.07	$7.26	$8.41	$8.69	$7.86					
Number of accumulation units outstanding at end of period	0	5,884	6,260	6,284	5,681					
PIONEER HIGH YIELD FUND (CLASS A)										
Value at beginning of period	$17.19	$17.40	$15.67	$13.78	$14.18	$12.19	$7.61	$12.21	$11.55	$10.56
Value at end of period	$16.17	$17.19	$17.40	$15.67	$13.78	$14.18	$12.19	$7.61	$12.21	$11.55
Number of accumulation units outstanding at end of period	2,939	5,053	9,561	11,581	11,475	7,811	3,654	19,312	16,094	4,063

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)										
Value at beginning of period	$24.36	$22.33	$17.22	$14.60	$15.55	$13.55	$9.36	$14.50	$14.62	$12.32
Value at end of period	$23.20	$24.36	$22.33	$17.22	$14.60	$15.55	$13.55	$9.36	$14.50	$14.62
Number of accumulation units outstanding at end of period	238	1,919	1,674	4,373	3,589	3,446	4,403	4,500	5,431	7,212
TEMPLETON FOREIGN FUND (CLASS A)										
(Funds were first received in this option during November 2014)										
Value at beginning of period	$16.36	$17.22								
Value at end of period	$15.03	$16.36								
Number of accumulation units outstanding at end of period	503	971								
THE GROWTH FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$20.79	$19.25	$14.56	$12.22	$13.00	$11.72	$8.82	$14.64	$13.36	$12.19
Value at end of period	$21.64	$20.79	$19.25	$14.56	$12.22	$13.00	$11.72	$8.82	$14.64	$13.36
Number of accumulation units outstanding at end of period	3,358	8,608	21,480	67,971	63,790	54,534	51,448	55,641	29,495	15,726
THE INCOME FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$18.83	$17.59	$15.07	$13.63	$13.07	$11.82	$9.61	$13.70	$13.37	$11.25
Value at end of period	$18.31	$18.83	$17.59	$15.07	$13.63	$13.07	$11.82	$9.61	$13.70	$13.37
Number of accumulation units outstanding at end of period	971	1,668	3,069	6,025	4,972	2,937	7,733	6,828	2,355	2,588
VANGUARD® EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$21.24	$19.35	$15.10	$14.83						
Value at end of period	$21.10	$21.24	$19.35	$15.10						
Number of accumulation units outstanding at end of period	0	0	0	318						
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$22.83	$22.42	$15.53	$15.08						
Value at end of period	$21.88	$22.83	$22.42	$15.53						
Number of accumulation units outstanding at end of period	0	0	0	161						
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$12.28	$12.37	$13.04	$12.22	$11.92	$10.41	$8.66	$10.17		
Value at end of period	$11.62	$12.28	$12.37	$13.04	$12.22	$11.92	$10.41	$8.66		
Number of accumulation units outstanding at end of period	2,438	2,913	3,206	3,178	3,970	0	0	516		
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$10.02									
Value at end of period	$9.36									
Number of accumulation units outstanding at end of period	900									
VOYA GNMA INCOME FUND (CLASS A)										
Value at beginning of period	$14.23	$13.68	$14.06	$13.80	$12.96	$12.31	$11.83	$11.17	$10.66	$10.31
Value at end of period	$14.33	$14.23	$13.68	$14.06	$13.80	$12.96	$12.31	$11.83	$11.17	$10.66
Number of accumulation units outstanding at end of period	213	19,626	20,184	20,437	18,811	7,689	5,876	6,534	13,831	2,118
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$22.18	$20.29	$15.72	$13.75	$13.84					
Value at end of period	$21.60	$22.18	$20.29	$15.72	$13.75					
Number of accumulation units outstanding at end of period	1,711	3,388	3,426	1,677	1,577					
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$18.24	$16.23	$12.37	$10.95	$11.10	$9.87	$8.12	$13.10	$13.39	
Value at end of period	$18.16	$18.24	$16.23	$12.37	$10.95	$11.10	$9.87	$8.12	$13.10	
Number of accumulation units outstanding at end of period	225	223	117	1,196	1,304	0	0	0	8,506	

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$21.85	$20.20	$15.21	$13.09	$13.42	$11.15	$8.58	$13.92	$14.25	
Value at end of period	$21.18	$21.85	$20.20	$15.21	$13.09	$13.42	$11.15	$8.58	$13.92	
Number of accumulation units outstanding at end of period	1,134	1,134	3,938	4,593	5,028	5,826	10,552	7,620	6,507	
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$20.25	$19.46	$13.81	$12.45	$12.71	$10.48	$8.51	$12.97	$14.02	$12.47
Value at end of period	$19.35	$20.25	$19.46	$13.81	$12.45	$12.71	$10.48	$8.51	$12.97	$14.02
Number of accumulation units outstanding at end of period	0	0	4,865	4,773	4,414	3,985	210	3,427	7,557	5,381
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during December 2013)										
Value at beginning of period	$15.18	$14.52	$14.52							
Value at end of period	$14.80	$15.18	$14.52							
Number of accumulation units outstanding at end of period	18,049	18,640	17,434							
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$16.16	$15.41	$12.78	$11.21	$11.71	$10.66				
Value at end of period	$15.73	$16.16	$15.41	$12.78	$11.21	$11.71				
Number of accumulation units outstanding at end of period	6,798	8,559	7,360	0	0	625				
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$16.70	$15.90	$12.95	$11.30	$11.92	$10.48				
Value at end of period	$16.22	$16.70	$15.90	$12.95	$11.30	$11.92				
Number of accumulation units outstanding at end of period	303	293	293	0	0	1,337				
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during June 2010)										
Value at beginning of period	$16.17	$15.37	$12.52	$10.92	$11.51	$9.87				
Value at end of period	$15.70	$16.17	$15.37	$12.52	$10.92	$11.51				
Number of accumulation units outstanding at end of period	53	0	0	0	0	14				
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$13.14									
Value at end of period	$12.83									
Number of accumulation units outstanding at end of period	3,887									
VOYA INTERMEDIATE BOND FUND (CLASS A)										
Value at beginning of period	$14.57	$13.81	$14.04	$13.02	$12.19	$11.21	$10.03	$11.25	$10.73	$10.43
Value at end of period	$14.49	$14.57	$13.81	$14.04	$13.02	$12.19	$11.21	$10.03	$11.25	$10.73
Number of accumulation units outstanding at end of period	214	7,520	6,161	6,047	6,357	5,328	8,132	20,774	17,745	18,116
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.48	$13.74	$13.93	$12.89	$12.14	$11.19	$10.16	$11.24	$10.73	$10.36
Value at end of period	$14.38	$14.48	$13.74	$13.93	$12.89	$12.14	$11.19	$10.16	$11.24	$10.73
Number of accumulation units outstanding at end of period	7,648	1,012	4,056	10,851	9,251	6,361	1,370	758	8,482	1,077
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$9.08	$9.76	$8.13	$6.93	$7.98	$7.35				
Value at end of period	$8.90	$9.08	$9.76	$8.13	$6.93	$7.98				
Number of accumulation units outstanding at end of period	0	0	0	314	273	231				
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$17.50	$16.47								
Value at end of period	$18.40	$17.50								
Number of accumulation units outstanding at end of period	0	1,374								

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$13.50	$12.42	$9.61	$8.48	$8.30	$7.04	$6.33	$9.17	$9.34	
Value at end of period	$12.74	$13.50	$12.42	$9.61	$8.48	$8.30	$7.04	$6.33	$9.17	
Number of accumulation units outstanding at end of period	850	875	1,108	8,087	3,945	1,424	17,766	22,975	23,354	
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2013)										
Value at beginning of period	$13.47	$12.40	$11.30							
Value at end of period	$12.72	$13.47	$12.40							
Number of accumulation units outstanding at end of period	0	3,153	2,977							
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$13.12	$12.18	$10.19							
Value at end of period	$13.05	$13.12	$12.18							
Number of accumulation units outstanding at end of period	1,739	1,503	1,194							
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$10.18	$10.32	$10.46	$10.61	$10.75	$10.88	$11.00	$11.00		
Value at end of period	$10.03	$10.18	$10.32	$10.46	$10.61	$10.75	$10.88	$11.00		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	13,363	24,465		
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
(Funds were first received in this option during March 2008)										
Value at beginning of period	$19.29	$20.73	$16.28	$13.67	$16.75	$13.57	$9.41	$18.23		
Value at end of period	$20.65	$19.29	$20.73	$16.28	$13.67	$16.75	$13.57	$9.41		
Number of accumulation units outstanding at end of period	2	2	92	0	0	0	3,835	3,472		
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$15.60	$13.70	$10.62	$10.45						
Value at end of period	$15.35	$15.60	$13.70	$10.62						
Number of accumulation units outstanding at end of period	0	0	0	236						
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$15.54	$13.65	$10.58	$9.69	$10.26	$8.94	$7.28	$7.23		
Value at end of period	$15.30	$15.54	$13.65	$10.58	$9.69	$10.26	$8.94	$7.28		
Number of accumulation units outstanding at end of period	0	152	95	46	46	0	106	10		
VOYA REAL ESTATE FUND (CLASS A)										
Value at beginning of period	$26.47	$20.52	$20.35	$17.81	$16.44	$13.01	$10.13	$15.77	$19.06	$14.13
Value at end of period	$27.02	$26.47	$20.52	$20.35	$17.81	$16.44	$13.01	$10.13	$15.77	$19.06
Number of accumulation units outstanding at end of period	496	1,714	4,766	4,246	4,023	3,781	1,714	6,192	6,493	1,133
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$15.26	$13.67	$10.47	$9.17	$9.04	$8.36				
Value at end of period	$15.40	$15.26	$13.67	$10.47	$9.17	$9.04				
Number of accumulation units outstanding at end of period	2,438	2,194	1,942	1,723	1,228	3				
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$16.84	$15.11	$11.39	$9.85	$10.15	$9.01				
Value at end of period	$16.18	$16.84	$15.11	$11.39	$9.85	$10.15				
Number of accumulation units outstanding at end of period	0	0	0	0	0	48				

CFI 149

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$24.68	$23.37	$17.12	$15.09	$15.61	$12.66	$10.02	$14.20		
Value at end of period	$24.27	$24.68	$23.37	$17.12	$15.09	$15.61	$12.66	$10.02		
Number of accumulation units outstanding at end of period	1,140	1,130	1,216	5,456	3,149	3,707	5,030	3,899		
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.27	$14.62	$12.71	$11.31	$11.80	$11.05				
Value at end of period	$15.10	$15.27	$14.62	$12.71	$11.31	$11.80				
Number of accumulation units outstanding at end of period	23,245	28,831	43,183	93,082	86,354	20,323				
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.06	$15.36	$12.90	$11.32	$12.00	$11.21				
Value at end of period	$15.82	$16.06	$15.36	$12.90	$11.32	$12.00				
Number of accumulation units outstanding at end of period	6,089	20,031	15,162	48,269	37,474	19,069				
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.65	$15.87	$12.99	$11.36	$12.12	$11.26				
Value at end of period	$16.32	$16.65	$15.87	$12.99	$11.36	$12.12				
Number of accumulation units outstanding at end of period	1,482	3,830	3,464	18,481	16,773	16,356				
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$15.92	$15.13	$12.38	$10.83	$11.56					
Value at end of period	$15.61	$15.92	$15.13	$12.38	$10.83					
Number of accumulation units outstanding at end of period	929	629	402	525	147					
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$13.14	$12.55	$11.85	$10.91	$10.98	$10.50				
Value at end of period	$13.00	$13.14	$12.55	$11.85	$10.91	$10.98				
Number of accumulation units outstanding at end of period	1,314	125	106	1,430	272	89				
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.43	$14.62	$13.18	$11.86	$11.77	$10.71	$9.18	$12.14	$11.60	$10.81
Value at end of period	$15.23	$15.43	$14.62	$13.18	$11.86	$11.77	$10.71	$9.18	$12.14	$11.60
Number of accumulation units outstanding at end of period	0	1,121	3,930	7,542	9,913	10,495	6,755	6,339	5,674	3,155
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$16.30	$15.46	$12.76	$11.21	$11.67	$10.43	$8.42	$13.31	$12.80	$11.43
Value at end of period	$15.94	$16.30	$15.46	$12.76	$11.21	$11.67	$10.43	$8.42	$13.31	$12.80
Number of accumulation units outstanding at end of period	0	1,022	1,288	7,379	8,965	9,849	6,552	4,213	7,420	3,942
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.79	$14.96	$12.97	$11.54	$11.72	$10.58	$8.77	$12.75	$12.22	$10.94
Value at end of period	$15.54	$15.79	$14.96	$12.97	$11.54	$11.72	$10.58	$8.77	$12.75	$12.22
Number of accumulation units outstanding at end of period	0	76	137	10,899	18,637	17,626	22,648	19,263	5,601	302
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$26.14	$23.45	$18.01	$15.62	$16.28	$13.46	$10.01	$12.90		
Value at end of period	$25.45	$26.14	$23.45	$18.01	$15.62	$16.28	$13.46	$10.01		
Number of accumulation units outstanding at end of period	0	0	0	1,101	1,022	960	848	671		
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$25.98	$25.13	$18.26	$15.40	$15.20	$12.12	$9.05	$15.54	$14.93	
Value at end of period	$24.46	$25.98	$25.13	$18.26	$15.40	$15.20	$12.12	$9.05	$15.54	
Number of accumulation units outstanding at end of period	1,243	5,018	3,818	9,123	9,476	3,011	8,067	8,759	38,023	

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$16.80	$13.07	$12.93	$11.30	$10.43	$8.23	$6.12	$10.60		
Value at end of period	$17.12	$16.80	$13.07	$12.93	$11.30	$10.43	$8.23	$6.12		
Number of accumulation units outstanding at end of period	2,764	8,360	8,610	10,799	9,923	1,466	1,142	1,175		
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$17.07	$15.27	$11.44	$10.28	$10.88	$9.80	$7.51	$10.34		
Value at end of period	$17.42	$17.07	$15.27	$11.44	$10.28	$10.88	$9.80	$7.51		
Number of accumulation units outstanding at end of period	0	2,856	3,259	4,773	6,524	1,695	1,051	1,850		
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$16.16	$15.63	$11.27	$9.95	$10.32	$8.31	$6.73	$10.01		
Value at end of period	$15.54	$16.16	$15.63	$11.27	$9.95	$10.32	$8.31	$6.73		
Number of accumulation units outstanding at end of period	179	5,705	4,806	6,845	6,554	2,673	1,641	1,284		
VY® FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$22.27	$21.20	$15.74	$13.86	$15.71	$12.36	$8.96	$14.87	$14.38	
Value at end of period	$21.70	$22.27	$21.20	$15.74	$13.86	$15.71	$12.36	$8.96	$14.87	
Number of accumulation units outstanding at end of period	2,344	8,808	9,414	10,136	8,341	2,921	3,054	3,608	3,469	
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$19.38	$17.92	$13.39	$11.39	$11.74	$10.29	$8.08	$12.83	$13.25	$11.54
Value at end of period	$18.06	$19.38	$17.92	$13.39	$11.39	$11.74	$10.29	$8.08	$12.83	$13.25
Number of accumulation units outstanding at end of period	1,257	2,077	8,629	11,008	9,265	7,543	2,648	1,935	2,230	1,994
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$13.65	$13.67	$14.64	$12.42	$15.35	$12.89	$7.59	$11.12		
Value at end of period	$11.38	$13.65	$13.67	$14.64	$12.42	$15.35	$12.89	$7.59		
Number of accumulation units outstanding at end of period	2,020	2,187	2,299	2,655	2,123	0	0	441		
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$26.42	$23.18	$17.78	$14.95	$14.82	$12.16	$9.76	$14.72	$15.53	
Value at end of period	$25.39	$26.42	$23.18	$17.78	$14.95	$14.82	$12.16	$9.76	$14.72	
Number of accumulation units outstanding at end of period	1,657	3,460	3,478	9,002	8,228	1,361	2,287	2,156	24,334	
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$18.62	$18.41	$14.65	$12.18	$13.41	$11.69	$8.47	$14.35	$13.63	$11.68
Value at end of period	$19.17	$18.62	$18.41	$14.65	$12.18	$13.41	$11.69	$8.47	$14.35	$13.63
Number of accumulation units outstanding at end of period	1,592	1,605	1,712	8,030	7,637	8,092	10,695	8,985	40,883	14,323
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$18.69	$18.84	$16.97	$14.78	$15.06	$13.83				
Value at end of period	$17.64	$18.69	$18.84	$16.97	$14.78	$15.06				
Number of accumulation units outstanding at end of period	208	382	541	232	1,254	1,292				
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$21.30	$19.18	$15.85	$13.99	$13.73	$12.16	$9.22	$12.85	$12.43	$11.75
Value at end of period	$22.19	$21.30	$19.18	$15.85	$13.99	$13.73	$12.16	$9.22	$12.85	$12.43
Number of accumulation units outstanding at end of period	8,290	17,637	16,310	19,641	13,248	100	0	39,036	36,033	28
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$20.32	$18.33	$13.68	$11.89	$12.46	$10.86				
Value at end of period	$20.54	$20.32	$18.33	$13.68	$11.89	$12.46				
Number of accumulation units outstanding at end of period	95	95	95	7,250	3,682	4,605				

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$19.31	$18.15	$14.13	$12.18	$12.41	$10.90	$8.81	$13.84	$13.57	$11.66
Value at end of period	$17.80	$19.31	$18.15	$14.13	$12.18	$12.41	$10.90	$8.81	$13.84	$13.57
Number of accumulation units outstanding at end of period	1,103	1,344	309	3,571	3,280	1,911	1,586	559	31,713	40
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$21.65	$20.15	$14.63	$12.45	$12.73	$11.02	$7.80	$12.87		
Value at end of period	$23.71	$21.65	$20.15	$14.63	$12.45	$12.73	$11.02	$7.80		
Number of accumulation units outstanding at end of period	277	274	267	2,545	2,694	2,056	504	249		
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$19.83	$20.57	$15.88	$13.16	$14.08	$13.18	$10.04	$16.80	$17.08	
Value at end of period	$18.18	$19.83	$20.57	$15.88	$13.16	$14.08	$13.18	$10.04	$16.80	
Number of accumulation units outstanding at end of period	0	880	1,540	882	834	823	1,294	1,187	1,483	
WANGER INTERNATIONAL										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$12.00	$12.69	$10.49	$8.72	$10.70					
Value at end of period	$11.88	$12.00	$12.69	$10.49	$8.72					
Number of accumulation units outstanding at end of period	76	2,284	1,816	1,808	2,082					
WANGER SELECT										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$17.33	$16.99	$12.76	$10.89	$10.00					
Value at end of period	$17.18	$17.33	$16.99	$12.76	$10.89					
Number of accumulation units outstanding at end of period	0	0	3	3	245					
WASHINGTON MUTUAL INVESTORS FUND[SM] (CLASS R-3)										
Value at beginning of period	$19.15	$17.43	$13.38	$12.05	$11.39	$10.18	$8.66	$13.10	$12.76	$10.95
Value at end of period	$18.88	$19.15	$17.43	$13.38	$12.05	$11.39	$10.18	$8.66	$13.10	$12.76
Number of accumulation units outstanding at end of period	1,144	5,204	6,550	10,130	11,245	7,714	5,980	6,316	2,785	9,015
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$22.79	$21.47	$15.73	$14.03	$14.50	$11.97	$9.32	$13.82	$15.05	
Value at end of period	$21.51	$22.79	$21.47	$15.73	$14.03	$14.50	$11.97	$9.32	$13.82	
Number of accumulation units outstanding at end of period	172	168	162	0	0	0	0	5,060	5,224	

TABLE 20
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.95%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALLIANZGI NFJ SMALL-CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$25.38	$25.27	$19.43	$19.04						
Value at end of period	$23.01	$25.38	$25.27	$19.43						
Number of accumulation units outstanding at end of period	5,371	7,972	9,035	3,179						
AMERICAN BALANCED FUND® (CLASS R-3)										
Value at beginning of period	$18.25	$16.98	$14.12	$12.53	$12.22	$10.95	$9.16	$12.48	$11.86	$10.75
Value at end of period	$18.32	$18.25	$16.98	$14.12	$12.53	$12.22	$10.95	$9.16	$12.48	$11.86
Number of accumulation units outstanding at end of period	32,979	31,979	40,871	34,424	54,471	67,685	69,233	65,199	63,383	115,360

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ARIEL APPRECIATION FUND (INVESTOR CLASS)										
(Funds were first received in this option during November 2012)										
Value at beginning of period	$21.75	$20.37	$14.12	$13.59						
Value at end of period	$20.13	$21.75	$20.37	$14.12						
Number of accumulation units outstanding at end of period	0	0	0	3,453						
ARIEL FUND (INVESTOR CLASS)										
Value at beginning of period	$20.50	$18.72	$13.11	$11.04	$12.61	$10.14	$6.29	$12.31	$12.69	$11.65
Value at end of period	$19.41	$20.50	$18.72	$13.11	$11.04	$12.61	$10.14	$6.29	$12.31	$12.69
Number of accumulation units outstanding at end of period	508	328	0	5,250	6,629	15,794	17,454	10,131	11,197	2,753
COLUMBIA℠ ACORN® FUND (CLASS A)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$18.51	$18.62	$14.43	$12.41	$13.20	$11.06				
Value at end of period	$17.95	$18.51	$18.62	$14.43	$12.41	$13.20				
Number of accumulation units outstanding at end of period	0	0	0	405	285	231				
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$15.58	$14.07	$10.53	$9.15	$9.67	$8.28				
Value at end of period	$14.61	$15.58	$14.07	$10.53	$9.15	$9.67				
Number of accumulation units outstanding at end of period	0	305	323	1,292	382	308				
CRM MID CAP VALUE FUND (INVESTOR SHARES)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$20.85	$19.94	$15.16	$14.64						
Value at end of period	$20.08	$20.85	$19.94	$15.16						
Number of accumulation units outstanding at end of period	0	107	513	160						
EUROPACIFIC GROWTH FUND® (CLASS R-3)										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$19.46	$20.23	$17.05	$14.48	$16.97	$15.71	$11.43	$19.46	$16.59	
Value at end of period	$19.06	$19.46	$20.23	$17.05	$14.48	$16.97	$15.71	$11.43	$19.46	
Number of accumulation units outstanding at end of period	2,060	7,030	6,927	18,028	9,880	11,134	9,608	391	6,712	
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$23.26	$21.06	$16.26	$14.16	$14.72	$12.73	$9.51	$16.76	$14.45	$13.11
Value at end of period	$23.10	$23.26	$21.06	$16.26	$14.16	$14.72	$12.73	$9.51	$16.76	$14.45
Number of accumulation units outstanding at end of period	12,055	19,549	20,280	44,478	39,555	60,624	65,198	44,557	46,828	7,565
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$17.41	$16.23	$12.84	$11.09	$11.14	$9.80	$6.84			
Value at end of period	$16.50	$17.41	$16.23	$12.84	$11.09	$11.14	$9.80			
Number of accumulation units outstanding at end of period	0	0	0	0	0	9,881	9,333			
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
Value at beginning of period	$23.07	$22.23	$17.95	$16.02	$16.70	$15.21	$12.72	$17.58	$16.02	$13.17
Value at end of period	$21.97	$23.07	$22.23	$17.95	$16.02	$16.70	$15.21	$12.72	$17.58	$16.02
Number of accumulation units outstanding at end of period	0	0	0	19,101	16,303	32,978	35,668	21,157	18,620	2,897
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$23.33	$23.47	$17.42	$14.89	$15.65	$12.35	$9.67	$14.60	$15.13	$13.52
Value at end of period	$21.36	$23.33	$23.47	$17.42	$14.89	$15.65	$12.35	$9.67	$14.60	$15.13
Number of accumulation units outstanding at end of period	0	0	0	0	46	51	260	19,121	22,331	19,237
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$21.38	$20.11	$14.68	$13.40	$14.26	$11.23	$7.93	$12.96		
Value at end of period	$20.72	$21.38	$20.11	$14.68	$13.40	$14.26	$11.23	$7.93		
Number of accumulation units outstanding at end of period	779	2,245	84	334	14,292	1,474	0	222		

CFI 153

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
FUNDAMENTAL INVESTORS℠ (CLASS R-3)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$14.14	$13.15	$10.13	$9.74						
Value at end of period	$14.43	$14.14	$13.15	$10.13						
Number of accumulation units outstanding at end of period	0	3,886	3,751	3,254						
LORD ABBETT CORE FIXED INCOME FUND (CLASS A)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$11.21	$10.68	$11.06	$10.57	$10.17	$10.24				
Value at end of period	$11.02	$11.21	$10.68	$11.06	$10.57	$10.17				
Number of accumulation units outstanding at end of period	0	0	0	713	482	373				
LORD ABBETT MID CAP STOCK FUND, INC. (CLASS A)										
Value at beginning of period	$20.07	$18.19	$14.12	$12.48	$13.14	$10.59	$8.45	$14.12	$14.21	$12.79
Value at end of period	$19.14	$20.07	$18.19	$14.12	$12.48	$13.14	$10.59	$8.45	$14.12	$14.21
Number of accumulation units outstanding at end of period	0	43	57	272	13,692	8,464	9,939	11,410	11,369	1,881
LORD ABBETT RESEARCH FUND, INC. - SMALL-CAP VALUE SERIES (CLASS A)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$25.68	$25.49	$19.29	$17.65	$18.71	$15.00	$11.69	$17.15	$15.40	
Value at end of period	$25.09	$25.68	$25.49	$19.29	$17.65	$18.71	$15.00	$11.69	$17.15	
Number of accumulation units outstanding at end of period	4,545	4,283	5,200	10,810	11,065	25,401	23,401	25,996	25,563	
MASSACHUSETTS INVESTORS GROWTH STOCK FUND (CLASS A)										
Value at beginning of period	$20.22	$18.34	$14.27	$12.35	$12.33	$10.93	$7.88	$12.64	$11.48	$10.25
Value at end of period	$19.97	$20.22	$18.34	$14.27	$12.35	$12.33	$10.93	$7.88	$12.64	$11.48
Number of accumulation units outstanding at end of period	208	208	208	21,954	266	272	501	22,059	19,252	17,851
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$16.58	$15.23	$11.19	$10.23	$10.69	$8.84	$6.87	$11.39	$11.39	
Value at end of period	$16.28	$16.58	$15.23	$11.19	$10.23	$10.69	$8.84	$6.87	$11.39	
Number of accumulation units outstanding at end of period	0	0	0	0	0	1,707	1,224	854	101	
NEW PERSPECTIVE FUND® (CLASS R-3)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$21.26	$20.87	$16.67	$13.98	$15.32	$13.77	$10.14	$16.53	$14.49	
Value at end of period	$22.12	$21.26	$20.87	$16.67	$13.98	$15.32	$13.77	$10.14	$16.53	
Number of accumulation units outstanding at end of period	0	3,811	3,704	11,634	0	13,899	12,505	8,826	7,889	
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$33.57	$35.68	$33.31	$27.88	$34.43	$27.43	$15.27	$29.72	$22.20	
Value at end of period	$28.52	$33.57	$35.68	$33.31	$27.88	$34.43	$27.43	$15.27	$29.72	
Number of accumulation units outstanding at end of period	5,789	5,541	3,980	472	1,080	10,987	9,013	8,722	7,807	
OPPENHEIMER INTERNATIONAL BOND FUND (CLASS A)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$10.89	$10.98	$11.59	$10.58	$10.74	$10.56				
Value at end of period	$10.36	$10.89	$10.98	$11.59	$10.58	$10.74				
Number of accumulation units outstanding at end of period	0	0	0	691	463	359				
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$16.27	$15.24	$13.25	$12.05	$12.41	$11.22	$9.20			
Value at end of period	$16.00	$16.27	$15.24	$13.25	$12.05	$12.41	$11.22			
Number of accumulation units outstanding at end of period	0	0	0	0	0	12,054	10,097			
PIONEER HIGH YIELD FUND (CLASS A)										
Value at beginning of period	$17.09	$17.32	$15.60	$13.72	$14.13	$12.16	$7.59	$12.18	$11.53	$10.55
Value at end of period	$16.07	$17.09	$17.32	$15.60	$13.72	$14.13	$12.16	$7.59	$12.18	$11.53
Number of accumulation units outstanding at end of period	307	734	0	363	697	27,677	25,933	7,429	6,894	718

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$24.23	$22.22	$17.14	$14.54	$15.50	$13.51	$9.34	$14.47	$14.67	
Value at end of period	$23.06	$24.23	$22.22	$17.14	$14.54	$15.50	$13.51	$9.34	$14.47	
Number of accumulation units outstanding at end of period	0	1,038	775	16,683	16,265	17,492	18,489	19,046	17,718	
TEMPLETON FOREIGN FUND (CLASS A)										
Value at beginning of period	$16.27	$18.45	$14.68	$12.52	$14.51	$13.53	$9.14	$17.15	$14.80	$12.48
Value at end of period	$14.94	$16.27	$18.45	$14.68	$12.52	$14.51	$13.53	$9.14	$17.15	$14.80
Number of accumulation units outstanding at end of period	0	0	12	12	8,169	0	1,660	1,410	1,262	1,579
THE GROWTH FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$20.67	$19.16	$14.50	$12.18	$12.96	$11.69	$8.80	$14.61	$13.34	$12.17
Value at end of period	$21.51	$20.67	$19.16	$14.50	$12.18	$12.96	$11.69	$8.80	$14.61	$13.34
Number of accumulation units outstanding at end of period	10,477	13,278	14,923	13,065	32,653	47,401	51,157	89,477	91,972	45,614
THE INCOME FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$18.73	$17.50	$15.00	$13.57	$13.03	$11.78	$9.59	$13.67	$13.35	$11.24
Value at end of period	$18.21	$18.73	$17.50	$15.00	$13.57	$13.03	$11.78	$9.59	$13.67	$13.35
Number of accumulation units outstanding at end of period	1,204	2,142	0	383	1,418	1,334	8,434	7,781	8,037	6,486
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$22.71	$22.31	$15.46	$13.70	$13.73	$10.58	$7.71	$12.93	$13.39	
Value at end of period	$21.75	$22.71	$22.31	$15.46	$13.70	$13.73	$10.58	$7.71	$12.93	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	1,436	
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$14.15	$13.61	$14.00	$13.74	$12.91	$12.27	$11.80	$11.15	$10.65	
Value at end of period	$14.24	$14.15	$13.61	$14.00	$13.74	$12.91	$12.27	$11.80	$11.15	
Number of accumulation units outstanding at end of period	0	11,972	10,802	36,600	17,376	17,161	16,395	16,213	14,423	
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$16.85	$16.83	$16.10	$15.08						
Value at end of period	$16.34	$16.85	$16.83	$16.10						
Number of accumulation units outstanding at end of period	0	5,249	4,815	10,591						
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$18.14	$16.15	$12.32	$10.91	$11.07	$9.84	$8.10	$13.07	$12.62	$11.16
Value at end of period	$18.05	$18.14	$16.15	$12.32	$10.91	$11.07	$9.84	$8.10	$13.07	$12.62
Number of accumulation units outstanding at end of period	225	225	251	251	6,037	8,840	8,671	28,238	27,246	27,897
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$21.73	$20.10	$15.14	$13.04	$13.37	$11.12	$8.56	$13.89	$14.44	
Value at end of period	$21.06	$21.73	$20.10	$15.14	$13.04	$13.37	$11.12	$8.56	$13.89	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	862	
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$20.14	$19.36	$13.75	$12.40	$12.67	$10.45	$8.48	$12.95	$14.10	
Value at end of period	$19.23	$20.14	$19.36	$13.75	$12.40	$12.67	$10.45	$8.48	$12.95	
Number of accumulation units outstanding at end of period	1,495	1,495	1,495	1,495	1,496	4,548	4,108	66	927	
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$16.12	$15.38	$12.76	$11.19	$12.16					
Value at end of period	$15.68	$16.12	$15.38	$12.76	$11.19					
Number of accumulation units outstanding at end of period	0	0	0	331	331					

CFI 155

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$16.66	$15.87	$12.93	$11.29	$12.43					
Value at end of period	$16.17	$16.66	$15.87	$12.93	$11.29					
Number of accumulation units outstanding at end of period	0	0	0	528	527					
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$16.13	$15.34	$12.50	$10.91	$11.51	$11.53				
Value at end of period	$15.65	$16.13	$15.34	$12.50	$10.91	$11.51				
Number of accumulation units outstanding at end of period	0	0	0	80	80	3				
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$13.08	$12.48	$11.70	$10.90	$10.88					
Value at end of period	$12.79	$13.08	$12.48	$11.70	$10.90					
Number of accumulation units outstanding at end of period	0	0	0	286	186					
VOYA INTERMEDIATE BOND FUND (CLASS A)										
Value at beginning of period	$14.49	$13.74	$13.98	$12.96	$12.15	$11.18	$10.01	$11.23	$10.72	$10.42
Value at end of period	$14.40	$14.49	$13.74	$13.98	$12.96	$12.15	$11.18	$10.01	$11.23	$10.72
Number of accumulation units outstanding at end of period	0	0	0	0	0	27,859	30,304	24,949	14,173	3,459
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.40	$13.67	$13.87	$12.84	$12.10	$11.16	$10.13	$11.22	$10.72	$10.43
Value at end of period	$14.30	$14.40	$13.67	$13.87	$12.84	$12.10	$11.16	$10.13	$11.22	$10.72
Number of accumulation units outstanding at end of period	2,248	11,362	7,313	11,597	5,599	2,391	0	292	759	8,944
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$13.45	$12.37	$9.58	$8.46	$8.28	$7.03	$6.32	$9.16	$9.33	
Value at end of period	$12.68	$13.45	$12.37	$9.58	$8.46	$8.28	$7.03	$6.32	$9.16	
Number of accumulation units outstanding at end of period	2,548	5,021	0	0	2,655	12,309	10,178	0	6,706	
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$13.41	$12.35	$9.55	$8.44	$8.26	$7.00	$6.47			
Value at end of period	$12.65	$13.41	$12.35	$9.55	$8.44	$8.26	$7.00			
Number of accumulation units outstanding at end of period	0	0	0	576	587	343	387			
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$10.12	$10.27	$10.41	$10.56	$10.65					
Value at end of period	$9.98	$10.12	$10.27	$10.41	$10.56					
Number of accumulation units outstanding at end of period	1,466	5,630	4,660	7,910	4,340					
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
Value at beginning of period	$19.19	$20.63	$16.21	$13.61	$16.69	$13.53	$9.39	$19.68	$18.03	$14.29
Value at end of period	$20.52	$19.19	$20.63	$16.21	$13.61	$16.69	$13.53	$9.39	$19.68	$18.03
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	304	28,635	26,916	25,946
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$15.53	$13.65	$10.58	$9.70	$10.27	$8.96	$7.29	$11.28	$11.48	
Value at end of period	$15.28	$15.53	$13.65	$10.58	$9.70	$10.27	$8.96	$7.29	$11.28	
Number of accumulation units outstanding at end of period	0	0	0	3,446	0	0	0	0	2,604	
VOYA REAL ESTATE FUND (CLASS A)										
Value at beginning of period	$26.33	$20.42	$20.26	$17.74	$16.38	$12.98	$10.11	$15.73	$19.03	$15.40
Value at end of period	$26.86	$26.33	$20.42	$20.26	$17.74	$16.38	$12.98	$10.11	$15.73	$19.03
Number of accumulation units outstanding at end of period	928	2,008	387	14,816	13,452	27,386	26,089	31,333	29,503	12,463

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$24.54	$23.26	$17.04	$16.71						
Value at end of period	$24.12	$24.54	$23.26	$17.04						
Number of accumulation units outstanding at end of period	0	1,357	1,299	1,041						
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.23	$14.59	$12.69	$11.30	$11.79	$11.05				
Value at end of period	$15.05	$15.23	$14.59	$12.69	$11.30	$11.79				
Number of accumulation units outstanding at end of period	36,904	52,344	16,137	32,841	24,939	84,983				
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.02	$15.33	$12.88	$11.31	$11.99	$11.21				
Value at end of period	$15.77	$16.02	$15.33	$12.88	$11.31	$11.99				
Number of accumulation units outstanding at end of period	70,586	73,391	6,028	25,040	48,325	86,507				
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.61	$15.84	$12.97	$11.35	$12.11	$11.26				
Value at end of period	$16.28	$16.61	$15.84	$12.97	$11.35	$12.11				
Number of accumulation units outstanding at end of period	15,420	38,117	22,398	75,086	11,051	18,498				
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$15.88	$15.11	$12.36	$10.83	$11.76					
Value at end of period	$15.57	$15.88	$15.11	$12.36	$10.83					
Number of accumulation units outstanding at end of period	1,796	841	88	164	221					
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$13.10	$12.53	$11.83	$10.90	$10.98	$10.50				
Value at end of period	$12.96	$13.10	$12.53	$11.83	$10.90	$10.98				
Number of accumulation units outstanding at end of period	40,254	9,439	8,560	9,432	89	6,512				
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.34	$14.55	$13.12	$11.81	$11.73	$10.68	$9.16	$12.12	$11.58	$10.80
Value at end of period	$15.14	$15.34	$14.55	$13.12	$11.81	$11.73	$10.68	$9.16	$12.12	$11.58
Number of accumulation units outstanding at end of period	15,336	15,040	14,712	184	3,999	1,284	1,220	14,986	15,880	16,615
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$16.21	$15.38	$12.70	$11.17	$11.63	$10.40	$8.40	$13.28	$12.78	$11.42
Value at end of period	$15.84	$16.21	$15.38	$12.70	$11.17	$11.63	$10.40	$8.40	$13.28	$12.78
Number of accumulation units outstanding at end of period	32,754	28,681	25,125	575	16,820	11,324	12,451	41,271	41,744	32,721
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.71	$14.89	$12.91	$11.49	$11.68	$10.54	$8.75	$12.73	$12.20	$11.09
Value at end of period	$15.45	$15.71	$14.89	$12.91	$11.49	$11.68	$10.54	$8.75	$12.73	$12.20
Number of accumulation units outstanding at end of period	6,824	6,317	6,166	560	8,363	6,743	5,960	31,530	27,154	26,621
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$12.24	$11.71	$12.16	$11.86	$11.77					
Value at end of period	$12.12	$12.24	$11.71	$12.16	$11.86					
Number of accumulation units outstanding at end of period	3,863	3,863	3,865	3,865	3,563					
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$26.00	$23.33	$17.93	$15.56	$16.15					
Value at end of period	$25.30	$26.00	$23.33	$17.93	$15.56					
Number of accumulation units outstanding at end of period	122	122	146	146	9,637					

CFI 157

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$25.84	$25.00	$18.18	$15.34	$15.15	$12.09	$9.03	$15.51	$14.76	$12.93
Value at end of period	$24.31	$25.84	$25.00	$18.18	$15.34	$15.15	$12.09	$9.03	$15.51	$14.76
Number of accumulation units outstanding at end of period	2,915	3,588	4,952	1,167	5,467	5,943	11,229	43,782	42,020	26,315
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$16.73	$13.02	$12.89	$11.27	$10.40	$8.21	$6.11	$10.04	$10.36	
Value at end of period	$17.04	$16.73	$13.02	$12.89	$11.27	$10.40	$8.21	$6.11	$10.04	
Number of accumulation units outstanding at end of period	0	2,625	2,143	1,542	0	5,124	3,863	2,177	2,626	
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$16.98	$15.20	$11.38	$10.24	$10.84	$9.77	$7.49	$12.21		
Value at end of period	$17.32	$16.98	$15.20	$11.38	$10.24	$10.84	$9.77	$7.49		
Number of accumulation units outstanding at end of period	1,062	1,033	0	0	883	854	0	192		
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$16.09	$15.57	$11.23	$9.93	$10.30	$8.30	$6.72	$10.29	$10.16	
Value at end of period	$15.47	$16.09	$15.57	$11.23	$9.93	$10.30	$8.30	$6.72	$10.29	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	15	
VY® FMR^SM DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$22.16	$21.11	$15.68	$13.81	$15.67	$12.33	$8.95	$14.85	$13.27	
Value at end of period	$21.58	$22.16	$21.11	$15.68	$13.81	$15.67	$12.33	$8.95	$14.85	
Number of accumulation units outstanding at end of period	0	2,967	2,355	5,695	2,976	910	291	291	1,778	
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$19.27	$17.83	$13.33	$11.34	$11.70	$10.26	$8.06	$12.80	$13.12	
Value at end of period	$17.95	$19.27	$17.83	$13.33	$11.34	$11.70	$10.26	$8.06	$12.80	
Number of accumulation units outstanding at end of period	5,192	4,869	4,726	2,900	2,107	209	209	209	2,093	
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$26.28	$23.07	$17.71	$14.89	$14.77	$12.12	$9.74	$14.69	$14.49	$12.55
Value at end of period	$25.24	$26.28	$23.07	$17.71	$14.89	$14.77	$12.12	$9.74	$14.69	$14.49
Number of accumulation units outstanding at end of period	3,583	3,302	5,047	1,304	1,062	910	1,059	23,191	23,345	53,136
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2012)										
Value at beginning of period	$22.29	$20.79	$15.12	$14.61						
Value at end of period	$21.25	$22.29	$20.79	$15.12						
Number of accumulation units outstanding at end of period	0	0	0	415						
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$18.53	$18.33	$14.59	$12.14	$13.37	$11.66	$8.45	$14.33	$13.61	$11.68
Value at end of period	$19.07	$18.53	$18.33	$14.59	$12.14	$13.37	$11.66	$8.45	$14.33	$13.61
Number of accumulation units outstanding at end of period	0	0	0	0	59	64	415	22,592	19,695	44,869
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$21.20	$19.10	$15.79	$13.94	$13.69	$12.13	$8.98			
Value at end of period	$22.07	$21.20	$19.10	$15.79	$13.94	$13.69	$12.13			
Number of accumulation units outstanding at end of period	0	4,690	4,155	16,693	281	40,890	42,666			
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$20.22	$18.26	$13.63	$11.85	$12.43	$9.76	$6.73	$11.95	$10.64	$9.43
Value at end of period	$20.44	$20.22	$18.26	$13.63	$11.85	$12.43	$9.76	$6.73	$11.95	$10.64
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	55	3,285	1,057	444

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$22.35	$20.21	$15.14	$13.19	$13.86	$10.92	$7.55	$13.43	$12.00	$10.64
Value at end of period	$22.51	$22.35	$20.21	$15.14	$13.19	$13.86	$10.92	$7.55	$13.43	$12.00
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	141	12,723	11,606	12,276
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$19.20	$18.06	$14.07	$12.13	$12.37	$10.87	$8.79	$13.81	$13.55	$11.50
Value at end of period	$17.69	$19.20	$18.06	$14.07	$12.13	$12.37	$10.87	$8.79	$13.81	$13.55
Number of accumulation units outstanding at end of period	0	11,135	9,471	7,810	19,934	0	0	0	1,985	35,830
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$19.74	$20.49	$15.83	$13.12	$14.05	$13.15	$10.02	$16.79	$17.07	
Value at end of period	$18.09	$19.74	$20.49	$15.83	$13.12	$14.05	$13.15	$10.02	$16.79	
Number of accumulation units outstanding at end of period	1,383	1,228	1,209	1,361	11	11	963	27,025	27,159	
WANGER INTERNATIONAL										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$11.96	$12.65	$10.46	$10.03						
Value at end of period	$11.83	$11.96	$12.65	$10.46						
Number of accumulation units outstanding at end of period	0	7,375	6,008	4,656						
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-3)										
Value at beginning of period	$19.04	$17.35	$13.32	$12.00	$11.36	$10.15	$8.64	$13.08	$12.74	$11.09
Value at end of period	$18.77	$19.04	$17.35	$13.32	$12.00	$11.36	$10.15	$8.64	$13.08	$12.74
Number of accumulation units outstanding at end of period	0	0	14	42,922	21,389	39,666	42,606	78,929	76,283	28,387
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$22.67	$21.37	$15.66	$13.97	$14.45	$11.93	$8.27			
Value at end of period	$21.38	$22.67	$21.37	$15.66	$13.97	$14.45	$11.93			
Number of accumulation units outstanding at end of period	0	0	0	0	0	7,279	6,340			

TABLE 21

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.00%

(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALGER CAPITAL APPRECIATION FUND (CLASS A)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$20.29	$18.13	$14.38							
Value at end of period	$21.32	$20.29	$18.13							
Number of accumulation units outstanding at end of period	0	757	452							
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC. (CLASS A)										
Value at beginning of period	$17.89	$16.64	$12.54	$10.80	$10.35	$9.26	$7.75	$13.24	$12.70	$10.99
Value at end of period	$17.89	$17.89	$16.64	$12.54	$10.80	$10.35	$9.26	$7.75	$13.24	$12.70
Number of accumulation units outstanding at end of period	0	0	0	0	0	419	0	0	0	0
ALLIANZGI NFJ SMALL-CAP VALUE FUND (CLASS A)										
Value at beginning of period	$25.24	$25.15	$19.35	$17.75	$17.59	$14.25	$11.64	$16.02	$15.28	$13.04
Value at end of period	$22.87	$25.24	$25.15	$19.35	$17.75	$17.59	$14.25	$11.64	$16.02	$15.28
Number of accumulation units outstanding at end of period	252	223	270	5,708	8,858	6,260	0	6,834	6,490	6,684

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$20.03	$18.58	$14.51	$13.40	$13.19					
Value at end of period	$19.21	$20.03	$18.58	$14.51	$13.40					
Number of accumulation units outstanding at end of period	0	0	0	0	30					
AMERICAN BALANCED FUND® (CLASS R-3)										
Value at beginning of period	$18.15	$16.89	$14.06	$12.48	$12.18	$10.92	$9.13	$12.46	$11.85	$10.74
Value at end of period	$18.21	$18.15	$16.89	$14.06	$12.48	$12.18	$10.92	$9.13	$12.46	$11.85
Number of accumulation units outstanding at end of period	35	35	35	46,946	55,805	51,024	26,427	38,849	27,174	29,682
ARIEL APPRECIATION FUND (INVESTOR CLASS)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$21.63	$20.27	$14.05	$11.93	$13.06	$10.65				
Value at end of period	$20.01	$21.63	$20.27	$14.05	$11.93	$13.06				
Number of accumulation units outstanding at end of period	1,794	2,836	0	0	808	746				
ARIEL FUND (INVESTOR CLASS)										
Value at beginning of period	$20.39	$18.63	$13.05	$11.00	$12.57	$10.11	$6.27	$12.29	$12.67	$11.64
Value at end of period	$19.29	$20.39	$18.63	$13.05	$11.00	$12.57	$10.11	$6.27	$12.29	$12.67
Number of accumulation units outstanding at end of period	841	689	13	31	1,100	4,654	2,402	1,903	2,738	6,068
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$19.03	$19.16								
Value at end of period	$18.07	$19.03								
Number of accumulation units outstanding at end of period	2,366	2,201								
BLACKROCK EQUITY DIVIDEND FUND (INVESTOR A SHARES)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$18.05	$16.73	$13.61	$12.29	$11.83					
Value at end of period	$17.78	$18.05	$16.73	$13.61	$12.29					
Number of accumulation units outstanding at end of period	3,294	2,762	0	0	2,354					
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$15.53	$14.03	$10.51	$9.13	$9.65	$7.95	$5.74			
Value at end of period	$14.55	$15.53	$14.03	$10.51	$9.13	$9.65	$7.95			
Number of accumulation units outstanding at end of period	1,159	974	741	886	3,194	0	48			
CRM MID CAP VALUE FUND (INVESTOR SHARES)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$20.79	$19.90	$15.13	$13.02	$15.46					
Value at end of period	$20.01	$20.79	$19.90	$15.13	$13.02					
Number of accumulation units outstanding at end of period	0	0	0	0	66					
DODGE & COX INTERNATIONAL STOCK FUND										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$14.26	$14.47	$11.63	$9.75	$11.87					
Value at end of period	$12.46	$14.26	$14.47	$11.63	$9.75					
Number of accumulation units outstanding at end of period	0	2,549	2,138	0	1,200					
EUROPACIFIC GROWTH FUND® (CLASS R-3)										
Value at beginning of period	$19.35	$20.13	$16.98	$14.42	$16.91	$15.66	$11.40	$19.43	$16.55	$13.76
Value at end of period	$18.94	$19.35	$20.13	$16.98	$14.42	$16.91	$15.66	$11.40	$19.43	$16.55
Number of accumulation units outstanding at end of period	8,420	7,539	5,989	8,075	14,030	19,391	25,708	17,629	7,921	10,394
FIDELITY® ADVISOR NEW INSIGHTS FUND (INSTITUTIONAL CLASS)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$19.30	$17.87	$13.65	$11.92	$12.04					
Value at end of period	$19.53	$19.30	$17.87	$13.65	$11.92					
Number of accumulation units outstanding at end of period	17	3,746	3,389	0	1,998					

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$23.13	$20.96	$16.19	$14.10	$14.67	$12.69	$9.48	$16.73	$14.43	$13.10
Value at end of period	$22.96	$23.13	$20.96	$16.19	$14.10	$14.67	$12.69	$9.48	$16.73	$14.43
Number of accumulation units outstanding at end of period	11,239	19,982	16,374	26,666	40,200	31,700	36,123	41,661	35,531	39,270
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$17.32	$16.15	$12.78	$11.05	$11.10	$9.77	$7.61	$13.46	$13.45	$11.34
Value at end of period	$16.40	$17.32	$16.15	$12.78	$11.05	$11.10	$9.77	$7.61	$13.46	$13.45
Number of accumulation units outstanding at end of period	3,303	3,409	0	267	129	0	0	18	16	8,413
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$17.98	$16.38	$12.19	$10.77	$10.90	$8.91	$7.04	$13.51	$10.79	$10.48
Value at end of period	$19.00	$17.98	$16.38	$12.19	$10.77	$10.90	$8.91	$7.04	$13.51	$10.79
Number of accumulation units outstanding at end of period	0	0	0	0	0	41	3,932	3,415	4,829	3,987
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
Value at beginning of period	$22.94	$22.12	$17.87	$15.96	$16.65	$15.17	$12.69	$17.54	$16.00	$13.16
Value at end of period	$21.84	$22.94	$22.12	$17.87	$15.96	$16.65	$15.17	$12.69	$17.54	$16.00
Number of accumulation units outstanding at end of period	156	113	0	451	3,385	0	8,831	2,679	2,928	7,778
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$23.20	$23.35	$17.35	$14.83	$15.60	$12.31	$9.65	$14.57	$15.11	$13.07
Value at end of period	$21.23	$23.20	$23.35	$17.35	$14.83	$15.60	$12.31	$9.65	$14.57	$15.11
Number of accumulation units outstanding at end of period	2,285	2,726	2,092	2,390	2,537	1,963	2,368	4,104	1,536	0
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)										
Value at beginning of period	$21.26	$20.01	$14.61	$13.35	$14.21	$11.20	$7.91	$13.93	$12.63	$11.89
Value at end of period	$20.59	$21.26	$20.01	$14.61	$13.35	$14.21	$11.20	$7.91	$13.93	$12.63
Number of accumulation units outstanding at end of period	0	0	0	879	663	11,252	2,141	8,665	0	0
FUNDAMENTAL INVESTORS℠ (CLASS R-3)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$14.10	$13.11	$10.10	$8.74	$9.65					
Value at end of period	$14.38	$14.10	$13.11	$10.10	$8.74					
Number of accumulation units outstanding at end of period	2,090	1,808	0	0	6,999					
INVESCO GLOBAL HEALTH CARE FUND (INVESTOR CLASS)										
Value at beginning of period	$66.62	$55.99	$39.74	$33.29	$32.32	$31.25	$24.80	$35.04	$31.82	$31.97
Value at end of period	$67.82	$66.62	$55.99	$39.74	$33.29	$32.32	$31.25	$24.80	$35.04	$31.82
Number of accumulation units outstanding at end of period	95	94	0	176	778	2,249	303	828	882	804
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
Value at beginning of period	$19.15	$18.54	$14.52	$13.30	$14.35	$12.90	$10.03	$13.98	$12.87	$11.72
Value at end of period	$18.11	$19.15	$18.54	$14.52	$13.30	$14.35	$12.90	$10.03	$13.98	$12.87
Number of accumulation units outstanding at end of period	1	0	0	114	0	0	0	0	0	0
LORD ABBETT FUNDAMENTAL EQUITY FUND (CLASS A)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$18.14	$17.17	$12.72	$11.62	$12.31					
Value at end of period	$17.36	$18.14	$17.17	$12.72	$11.62					
Number of accumulation units outstanding at end of period	0	659	460	0	1,711					
LORD ABBETT MID CAP STOCK FUND, INC. (CLASS A)										
Value at beginning of period	$19.96	$18.10	$14.06	$12.43	$13.10	$10.56	$8.43	$14.09	$14.19	$13.22
Value at end of period	$19.02	$19.96	$18.10	$14.06	$12.43	$13.10	$10.56	$8.43	$14.09	$14.19
Number of accumulation units outstanding at end of period	0	0	0	0	0	13,165	0	11,032	0	8,943
LORD ABBETT RESEARCH FUND, INC. - SMALL-CAP VALUE SERIES (CLASS A)										
Value at beginning of period	$25.54	$25.37	$19.20	$17.58	$18.65	$14.95	$11.66	$17.11	$15.68	$13.18
Value at end of period	$24.94	$25.54	$25.37	$19.20	$17.58	$18.65	$14.95	$11.66	$17.11	$15.68
Number of accumulation units outstanding at end of period	176	216	2,194	5,105	4,605	5,010	153	4,045	4,048	16,208

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
NEW PERSPECTIVE FUND® (CLASS R-3)										
Value at beginning of period	$21.15	$20.77	$16.59	$13.92	$15.27	$13.73	$10.12	$16.50	$14.41	$12.19
Value at end of period	$21.98	$21.15	$20.77	$16.59	$13.92	$15.27	$13.73	$10.12	$16.50	$14.41
Number of accumulation units outstanding at end of period	1,577	3,700	3,320	358	4,525	0	8,823	152	86	10,424
OPPENHEIMER CAPITAL APPRECIATION FUND (CLASS A)										
Value at beginning of period	$16.51	$14.53	$11.37	$10.13	$10.41	$9.65	$6.81	$12.73	$11.33	$10.66
Value at end of period	$16.84	$16.51	$14.53	$11.37	$10.13	$10.41	$9.65	$6.81	$12.73	$11.33
Number of accumulation units outstanding at end of period	7	7	7	7	7	0	0	0	0	0
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$33.39	$35.50	$33.16	$27.77	$34.31	$27.35	$15.23	$29.66	$22.43	$18.13
Value at end of period	$28.35	$33.39	$35.50	$33.16	$27.77	$34.31	$27.35	$15.23	$29.66	$22.43
Number of accumulation units outstanding at end of period	3,321	2,729	0	5,192	6,285	6,245	3,365	9,218	11,295	17,828
OPPENHEIMER GOLD & SPECIAL MINERALS FUND (CLASS A)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$4.95	$5.92	$11.48	$12.79	$15.33					
Value at end of period	$3.76	$4.95	$5.92	$11.48	$12.79					
Number of accumulation units outstanding at end of period	0	0	0	0	85					
OPPENHEIMER INTERNATIONAL BOND FUND (CLASS A)										
(Funds were first received in this option during April 2011)										
Value at beginning of period	$10.86	$10.96	$11.57	$10.57	$10.93					
Value at end of period	$10.33	$10.86	$10.96	$11.57	$10.57					
Number of accumulation units outstanding at end of period	0	0	0	0	3,339					
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$16.18	$15.17	$13.19	$12.00	$12.37	$11.19	$9.33	$13.63	$12.61	$11.52
Value at end of period	$15.91	$16.18	$15.17	$13.19	$12.00	$12.37	$11.19	$9.33	$13.63	$12.61
Number of accumulation units outstanding at end of period	0	0	0	0	3	0	0	0	0	7,743
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$13.88	$13.63	$15.20	$14.15	$12.83	$12.02	$10.28	$11.56		
Value at end of period	$13.33	$13.88	$13.63	$15.20	$14.15	$12.83	$12.02	$10.28		
Number of accumulation units outstanding at end of period	2,011	2,474	2,230	2,975	0	0	0	53		
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$7.21	$8.35	$8.64	$8.14						
Value at end of period	$6.02	$7.21	$8.35	$8.64						
Number of accumulation units outstanding at end of period	0	0	0	223						
PIONEER HIGH YIELD FUND (CLASS A)										
Value at beginning of period	$17.00	$17.23	$15.53	$13.67	$14.08	$12.12	$7.57	$12.16	$11.51	$10.54
Value at end of period	$15.98	$17.00	$17.23	$15.53	$13.67	$14.08	$12.12	$7.57	$12.16	$11.51
Number of accumulation units outstanding at end of period	2,687	1,458	509	605	5,471	7,360	11,399	7,369	4,068	15,438
PIONEER STRATEGIC INCOME FUND (CLASS A)										
(Funds were first received in this option during November 2013)										
Value at beginning of period	$12.48	$12.07	$12.07							
Value at end of period	$12.15	$12.48	$12.07							
Number of accumulation units outstanding at end of period	771	642	392							
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)										
Value at beginning of period	$24.10	$22.11	$17.06	$14.48	$15.45	$13.47	$9.32	$14.44	$14.57	$12.30
Value at end of period	$22.92	$24.10	$22.11	$17.06	$14.48	$15.45	$13.47	$9.32	$14.44	$14.57
Number of accumulation units outstanding at end of period	0	0	0	53	509	0	322	162	143	0
TEMPLETON FOREIGN FUND (CLASS A)										
Value at beginning of period	$16.18	$18.36	$14.61	$12.47	$14.46	$13.49	$9.12	$17.12	$14.78	$12.47
Value at end of period	$14.86	$16.18	$18.36	$14.61	$12.47	$14.46	$13.49	$9.12	$17.12	$14.78
Number of accumulation units outstanding at end of period	151	147	166	163	1,709	8,124	0	6,446	0	0

CFI 162

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
THE GROWTH FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$20.56	$19.06	$14.43	$12.13	$12.91	$11.65	$8.77	$14.58	$13.32	$12.16
Value at end of period	$21.38	$20.56	$19.06	$14.43	$12.13	$12.91	$11.65	$8.77	$14.58	$13.32
Number of accumulation units outstanding at end of period	15,842	13,917	12,698	24,241	37,095	67,735	57,925	38,414	30,972	39,887
THE INCOME FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$18.62	$17.42	$14.94	$13.52	$12.98	$11.75	$9.57	$13.65	$13.33	$11.23
Value at end of period	$18.10	$18.62	$17.42	$14.94	$13.52	$12.98	$11.75	$9.57	$13.65	$13.33
Number of accumulation units outstanding at end of period	4,995	11,467	5,142	5,079	15,736	4,331	12,830	11,935	13,239	0
VICTORY SMALL COMPANY OPPORTUNITY FUND (CLASS R)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$19.19	$18.26	$14.86							
Value at end of period	$18.82	$19.19	$18.26							
Number of accumulation units outstanding at end of period	861	839	57							
VOYA BALANCED PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2008)										
Value at beginning of period	$15.45	$14.72	$12.77	$11.38	$11.68	$10.36	$8.80	$11.68		
Value at end of period	$14.97	$15.45	$14.72	$12.77	$11.38	$11.68	$10.36	$8.80		
Number of accumulation units outstanding at end of period	1,116	1,121	1,126	1,258	1,530	2,058	2,160	8,397		
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$12.18	$12.29	$12.97	$12.17	$12.09					
Value at end of period	$11.52	$12.18	$12.29	$12.97	$12.17					
Number of accumulation units outstanding at end of period	0	0	0	3	717					
VOYA GNMA INCOME FUND (CLASS A)										
Value at beginning of period	$14.07	$13.55	$13.94	$13.69	$12.87	$12.24	$11.77	$11.13	$10.63	$10.29
Value at end of period	$14.16	$14.07	$13.55	$13.94	$13.69	$12.87	$12.24	$11.77	$11.13	$10.63
Number of accumulation units outstanding at end of period	1,135	2,123	795	1,928	9,890	35	29,347	4,508	3,094	782
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$22.06	$20.19	$15.67	$13.72	$13.94	$12.38	$11.25			
Value at end of period	$21.46	$22.06	$20.19	$15.67	$13.72	$13.94	$12.38			
Number of accumulation units outstanding at end of period	1,287	734	0	1,361	206	2,259	1,977			
VOYA GROWTH OPPORTUNITIES FUND (CLASS A)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$19.88	$17.82								
Value at end of period	$20.83	$19.88								
Number of accumulation units outstanding at end of period	5,910	5,037								
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.78	$16.77	$16.05	$14.23	$13.85					
Value at end of period	$16.26	$16.78	$16.77	$16.05	$14.23					
Number of accumulation units outstanding at end of period	0	2,209	1,748	0	13,928					
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$18.05	$16.07	$12.26	$10.87	$11.03	$9.81	$8.08	$13.05	$12.60	$11.15
Value at end of period	$17.94	$18.05	$16.07	$12.26	$10.87	$11.03	$9.81	$8.08	$13.05	$12.60
Number of accumulation units outstanding at end of period	5,302	4,641	6,907	7,471	14,340	20,670	28,314	21,105	9,724	9,139
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$21.61	$20.01	$15.08	$12.99	$13.33	$11.09	$8.53	$13.86	$13.33	$12.35
Value at end of period	$20.93	$21.61	$20.01	$15.08	$12.99	$13.33	$11.09	$8.53	$13.86	$13.33
Number of accumulation units outstanding at end of period	1,233	2,563	3,006	2,568	4,186	4,002	8,358	5,038	5,095	1,285

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$20.03	$19.27	$13.69	$12.36	$12.62	$10.42	$8.46	$12.92	$13.98	$12.45
Value at end of period	$19.12	$20.03	$19.27	$13.69	$12.36	$12.62	$10.42	$8.46	$12.92	$13.98
Number of accumulation units outstanding at end of period	500	509	257	258	1,484	1,897	2,674	1,075	2,493	3,792
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$15.11	$14.53								
Value at end of period	$14.72	$15.11								
Number of accumulation units outstanding at end of period	204	13								
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$16.08	$15.38								
Value at end of period	$15.64	$16.08								
Number of accumulation units outstanding at end of period	10,330	596								
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during January 2014)										
Value at beginning of period	$16.61	$15.39								
Value at end of period	$16.12	$16.61								
Number of accumulation units outstanding at end of period	7,742	3,558								
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$16.10	$15.29								
Value at end of period	$15.61	$16.10								
Number of accumulation units outstanding at end of period	1,773	1,055								
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$13.04	$12.37								
Value at end of period	$12.75	$13.04								
Number of accumulation units outstanding at end of period	5,427	27								
VOYA INTERMEDIATE BOND FUND (CLASS A)										
Value at beginning of period	$14.42	$13.68	$13.92	$12.91	$12.11	$11.15	$9.98	$11.20	$10.70	$10.41
Value at end of period	$14.32	$14.42	$13.68	$13.92	$12.91	$12.11	$11.15	$9.98	$11.20	$10.70
Number of accumulation units outstanding at end of period	282	399	399	410	3,007	29,735	9,979	305	0	8,902
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.32	$13.61	$13.81	$12.79	$12.06	$11.13	$10.11	$11.20	$10.70	$10.42
Value at end of period	$14.21	$14.32	$13.61	$13.81	$12.79	$12.06	$11.13	$10.11	$11.20	$10.70
Number of accumulation units outstanding at end of period	41,862	18,506	2,741	539	14,817	502	12,928	2,716	2,792	1,338
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$9.02	$9.71	$8.09	$6.90	$7.96	$7.47	$5.40			
Value at end of period	$8.83	$9.02	$9.71	$8.09	$6.90	$7.96	$7.47			
Number of accumulation units outstanding at end of period	73	147	0	0	0	0	111			
VOYA LARGE CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$13.18									
Value at end of period	$12.38									
Number of accumulation units outstanding at end of period	2,024									
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$13.39	$12.33	$9.55	$8.44	$8.26	$7.01	$6.31	$9.15	$9.33	
Value at end of period	$12.62	$13.39	$12.33	$9.55	$8.44	$8.26	$7.01	$6.31	$9.15	
Number of accumulation units outstanding at end of period	8,084	15,558	17,769	8,771	7,507	0	0	260	169	

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2015)										
Value at beginning of period	$12.00									
Value at end of period	$12.59									
Number of accumulation units outstanding at end of period	396									
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$13.10	$12.17	$10.19							
Value at end of period	$13.01	$13.10	$12.17							
Number of accumulation units outstanding at end of period	2,412	2,047	1,597							
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$10.06	$10.22	$10.37	$10.52	$10.68	$10.81	$10.94	$10.93		
Value at end of period	$9.92	$10.06	$10.22	$10.37	$10.52	$10.68	$10.81	$10.94		
Number of accumulation units outstanding at end of period	0	0	0	7	2,398	0	950	942		
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$19.08	$20.53	$16.14	$15.41						
Value at end of period	$20.40	$19.08	$20.53	$16.14						
Number of accumulation units outstanding at end of period	1,555	1,465	227	228						
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$15.47	$13.59	$10.55	$9.67	$10.25	$8.94	$6.81			
Value at end of period	$15.21	$15.47	$13.59	$10.55	$9.67	$10.25	$8.94			
Number of accumulation units outstanding at end of period	0	0	0	0	0	754	5,432			
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$15.41	$13.55	$10.51	$9.64	$10.21	$8.91	$6.85			
Value at end of period	$15.15	$15.41	$13.55	$10.51	$9.64	$10.21	$8.91			
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	184			
VOYA REAL ESTATE FUND (CLASS A)										
Value at beginning of period	$26.18	$20.32	$20.17	$17.67	$16.32	$12.94	$10.08	$15.70	$19.00	$14.11
Value at end of period	$26.70	$26.18	$20.32	$20.17	$17.67	$16.32	$12.94	$10.08	$15.70	$19.00
Number of accumulation units outstanding at end of period	1,479	2,001	1,135	1,670	5,005	4,842	7,282	4,032	2,447	15,851
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$15.16	$13.60	$10.43	$10.33						
Value at end of period	$15.28	$15.16	$13.60	$10.43						
Number of accumulation units outstanding at end of period	368	574	221	205						
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$16.73	$15.03	$11.34	$9.81	$10.12	$8.19	$5.90			
Value at end of period	$16.06	$16.73	$15.03	$11.34	$9.81	$10.12	$8.19			
Number of accumulation units outstanding at end of period	650	1,172	341	0	0	0	2,816			
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$16.75	$16.17	$11.80	$10.29	$10.85	$8.69	$6.57			
Value at end of period	$15.79	$16.75	$16.17	$11.80	$10.29	$10.85	$8.69			
Number of accumulation units outstanding at end of period	149	39	0	0	0	0	42			

CFI 165

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$27.38	$26.24	$19.09	$16.78	$16.64					
Value at end of period	$26.81	$27.38	$26.24	$19.09	$16.78					
Number of accumulation units outstanding at end of period	198	165	2	0	1,267					
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$24.41	$23.14	$16.97	$14.97	$15.50	$12.59	$9.97	$14.60	$13.93	$12.05
Value at end of period	$23.98	$24.41	$23.14	$16.97	$14.97	$15.50	$12.59	$9.97	$14.60	$13.93
Number of accumulation units outstanding at end of period	253	0	0	2	926	0	158	111	42	0
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.19	$14.56	$12.67	$11.29	$11.79	$11.05				
Value at end of period	$15.01	$15.19	$14.56	$12.67	$11.29	$11.79				
Number of accumulation units outstanding at end of period	77,501	78,297	85,218	91,845	113,861	102,087				
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.98	$15.30	$12.86	$11.30	$11.99	$11.20				
Value at end of period	$15.73	$15.98	$15.30	$12.86	$11.30	$11.99				
Number of accumulation units outstanding at end of period	58,598	53,538	51,551	71,016	88,192	68,623				
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.57	$15.81	$12.95	$11.34	$12.11	$11.26				
Value at end of period	$16.23	$16.57	$15.81	$12.95	$11.34	$12.11				
Number of accumulation units outstanding at end of period	64,302	63,437	49,292	65,264	90,907	65,046				
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$15.84	$15.08	$12.35	$10.82	$11.77					
Value at end of period	$15.52	$15.84	$15.08	$12.35	$10.82					
Number of accumulation units outstanding at end of period	4,687	3,571	1,724	870	268					
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$13.07	$12.50	$11.82	$10.89	$10.97	$10.50				
Value at end of period	$12.92	$13.07	$12.50	$11.82	$10.89	$10.97				
Number of accumulation units outstanding at end of period	22,203	138	2,715	17,302	28,346	32,230				
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.26	$14.48	$13.06	$11.76	$11.69	$10.65	$9.14	$12.09	$11.56	$10.79
Value at end of period	$15.05	$15.26	$14.48	$13.06	$11.76	$11.69	$10.65	$9.14	$12.09	$11.56
Number of accumulation units outstanding at end of period	2,161	3,096	445	19,455	25,017	17,735	2,159	22,668	22,110	22,353
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$16.12	$15.30	$12.65	$11.13	$11.59	$10.37	$8.38	$13.25	$12.76	$11.41
Value at end of period	$15.75	$16.12	$15.30	$12.65	$11.13	$11.59	$10.37	$8.38	$13.25	$12.76
Number of accumulation units outstanding at end of period	3,217	3,927	14	19,226	29,372	34,752	15,994	35,346	29,104	35,524
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.62	$14.81	$12.85	$11.44	$11.64	$10.51	$8.73	$12.70	$12.18	$11.08
Value at end of period	$15.36	$15.62	$14.81	$12.85	$11.44	$11.64	$10.51	$8.73	$12.70	$12.18
Number of accumulation units outstanding at end of period	9,034	10,185	539	4,891	11,170	15,703	4,004	23,620	25,526	18,042
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$12.20	$11.68	$12.14	$11.83	$11.18	$10.66	$10.61			
Value at end of period	$12.07	$12.20	$11.68	$12.14	$11.83	$11.18	$10.66			
Number of accumulation units outstanding at end of period	1,572	7,059	5,492	0	0	0	3,131			

CFI 166

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$25.85	$23.22	$17.85	$15.50	$16.16	$13.38	$9.96	$12.84		
Value at end of period	$25.15	$25.85	$23.22	$17.85	$15.50	$16.16	$13.38	$9.96		
Number of accumulation units outstanding at end of period	0	0	0	0	0	9,179	0	7,245		
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$25.70	$24.88	$18.10	$15.28	$15.10	$12.05	$9.00	$15.48	$14.74	$12.92
Value at end of period	$24.17	$25.70	$24.88	$18.10	$15.28	$15.10	$12.05	$9.00	$15.48	$14.74
Number of accumulation units outstanding at end of period	5,835	4,825	2,375	8,661	10,864	14,055	5,485	17,765	11,800	2,492
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$16.65	$12.97	$12.84	$11.24	$10.38	$8.20	$6.10	$10.03	$10.35	
Value at end of period	$16.96	$16.65	$12.97	$12.84	$11.24	$10.38	$8.20	$6.10	$10.03	
Number of accumulation units outstanding at end of period	0	0	0	0	1,153	0	0	0	262	
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$16.89	$15.12	$11.33	$10.20	$10.81	$9.74	$7.43			
Value at end of period	$17.22	$16.89	$15.12	$11.33	$10.20	$10.81	$9.74			
Number of accumulation units outstanding at end of period	0	0	0	0	739	0	819			
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$16.02	$15.51	$11.19	$9.90	$10.27	$8.28	$6.71	$10.28	$10.91	
Value at end of period	$15.39	$16.02	$15.51	$11.19	$9.90	$10.27	$8.28	$6.71	$10.28	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	1,000	
VY® FMR[SM] DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$22.05	$21.02	$15.62	$13.77	$15.62	$12.30	$8.93	$14.83	$13.44	
Value at end of period	$21.46	$22.05	$21.02	$15.62	$13.77	$15.62	$12.30	$8.93	$14.83	
Number of accumulation units outstanding at end of period	4,677	4,486	3,024	3,660	8,710	4,429	5,636	4,131	7,672	
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$19.17	$17.74	$13.27	$11.30	$11.66	$10.23	$8.04	$12.78	$13.21	$11.51
Value at end of period	$17.84	$19.17	$17.74	$13.27	$11.30	$11.66	$10.23	$8.04	$12.78	$13.21
Number of accumulation units outstanding at end of period	1,311	1,074	7	4,457	5,753	12,323	772	3,959	3,500	2,484
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2013)										
Value at beginning of period	$13.54	$13.56	$13.59							
Value at end of period	$11.27	$13.54	$13.56							
Number of accumulation units outstanding at end of period	568	483	278							
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$26.13	$22.96	$17.63	$14.84	$14.72	$12.09	$9.72	$14.66	$14.47	$12.54
Value at end of period	$25.09	$26.13	$22.96	$17.63	$14.84	$14.72	$12.09	$9.72	$14.66	$14.47
Number of accumulation units outstanding at end of period	4,644	4,235	2,232	5,824	8,240	6,046	3,466	8,891	8,090	5,232
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$22.24	$20.75	$16.22							
Value at end of period	$21.18	$22.24	$20.75							
Number of accumulation units outstanding at end of period	689	290	203							
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$18.44	$18.25	$14.54	$12.10	$13.33	$11.63	$8.44	$14.31	$13.60	$11.67
Value at end of period	$18.96	$18.44	$18.25	$14.54	$12.10	$13.33	$11.63	$8.44	$14.31	$13.60
Number of accumulation units outstanding at end of period	1,158	6,872	4,970	1,871	6,084	3,674	7,638	9,681	6,919	3,932

CFI 167

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$18.53	$18.70	$16.85	$14.70	$14.99	$12.75	$7.73	$10.64		
Value at end of period	$17.47	$18.53	$18.70	$16.85	$14.70	$14.99	$12.75	$7.73		
Number of accumulation units outstanding at end of period	1,895	1,619	340	110	0	0	0	14		
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$21.09	$19.01	$15.73	$13.89	$13.65	$12.11	$9.19	$12.81	$12.41	$10.94
Value at end of period	$21.95	$21.09	$19.01	$15.73	$13.89	$13.65	$12.11	$9.19	$12.81	$12.41
Number of accumulation units outstanding at end of period	2,446	1,142	770	192	15,012	1,609	21,154	0	0	29,717
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$22.22	$20.11	$16.12							
Value at end of period	$22.38	$22.22	$20.11							
Number of accumulation units outstanding at end of period	11	7,339	6,901							
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$19.10	$17.97	$14.01	$12.08	$12.32	$10.84	$8.77	$13.79	$13.53	$11.48
Value at end of period	$17.59	$19.10	$17.97	$14.01	$12.08	$12.32	$10.84	$8.77	$13.79	$13.53
Number of accumulation units outstanding at end of period	5	2,239	1,917	5	15,362	18,508	1,947	17,183	1,208	0
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$21.41	$19.95	$14.50	$12.35	$12.64	$10.95	$7.76	$13.59	$12.53	$11.19
Value at end of period	$23.43	$21.41	$19.95	$14.50	$12.35	$12.64	$10.95	$7.76	$13.59	$12.53
Number of accumulation units outstanding at end of period	0	2,205	1,866	66	1,818	0	1,553	1,472	1,308	0
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2013)										
Value at beginning of period	$11.78	$12.77	$12.67							
Value at end of period	$11.24	$11.78	$12.77							
Number of accumulation units outstanding at end of period	41	85	63							
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$19.65	$20.41	$15.77	$13.09	$14.01	$13.13	$10.01	$16.77	$17.05	
Value at end of period	$18.00	$19.65	$20.41	$15.77	$13.09	$14.01	$13.13	$10.01	$16.77	
Number of accumulation units outstanding at end of period	0	0	0	1,139	1,428	1,832	1,624	2,831	2,459	
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$13.07	$13.59	$10.52	$8.73	$9.37	$8.78	$6.71	$9.38		
Value at end of period	$11.95	$13.07	$13.59	$10.52	$8.73	$9.37	$8.78	$6.71		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	36		
WANGER INTERNATIONAL										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$11.91	$12.61	$10.43	$8.68	$10.29	$8.34	$7.93			
Value at end of period	$11.78	$11.91	$12.61	$10.43	$8.68	$10.29	$8.34			
Number of accumulation units outstanding at end of period	1,150	1,158	945	1,344	3,333	0	2,091			
WANGER USA										
(Funds were first received in this option during April 2011)										
Value at beginning of period	$25.12	$24.26	$18.36	$15.48	$17.26					
Value at end of period	$24.67	$25.12	$24.26	$18.36	$15.48					
Number of accumulation units outstanding at end of period	0	0	0	0	703					
WASHINGTON MUTUAL INVESTORS FUND^{SM} (CLASS R-3)										
Value at beginning of period	$18.94	$17.26	$13.26	$11.95	$11.32	$10.12	$8.62	$13.05	$12.72	$10.93
Value at end of period	$18.66	$18.94	$17.26	$13.26	$11.95	$11.32	$10.12	$8.62	$13.05	$12.72
Number of accumulation units outstanding at end of period	5,771	13,003	13,062	7,348	5,163	6,465	50,037	17,697	9,528	15,844

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$22.54	$21.26	$15.59	$13.92	$14.40	$11.90	$9.28	$13.76	$15.16	$12.65
Value at end of period	$21.25	$22.54	$21.26	$15.59	$13.92	$14.40	$11.90	$9.28	$13.76	$15.16
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	5,444

TABLE 22

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.05%

(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALGER CAPITAL APPRECIATION FUND (CLASS A)										
(Funds were first received in this option during April 2014)										
Value at beginning of period	$20.24	$17.97								
Value at end of period	$21.26	$20.24								
Number of accumulation units outstanding at end of period	0	196								
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC. (CLASS A)										
Value at beginning of period	$17.80	$16.56	$12.49	$10.76	$10.32	$9.23	$7.73	$13.22	$12.68	$10.98
Value at end of period	$17.78	$17.80	$16.56	$12.49	$10.76	$10.32	$9.23	$7.73	$13.22	$12.68
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	1,741	800	554	498
ALLIANZGI NFJ SMALL-CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$25.11	$25.02	$19.26	$17.68	$17.53	$13.75				
Value at end of period	$22.74	$25.11	$25.02	$19.26	$17.68	$17.53				
Number of accumulation units outstanding at end of period	0	0	0	0	0	1,643				
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during January 2012)										
Value at beginning of period	$20.36	$18.09	$14.92	$14.22						
Value at end of period	$20.01	$20.36	$18.09	$14.92						
Number of accumulation units outstanding at end of period	1,012	713	1,641	2,263						
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$19.97	$18.54	$14.48	$13.38	$13.30	$12.00	$11.93			
Value at end of period	$19.15	$19.97	$18.54	$14.48	$13.38	$13.30	$12.00			
Number of accumulation units outstanding at end of period	125	147	147	229	229	215	284			
AMERICAN BALANCED FUND® (CLASS R-3)										
Value at beginning of period	$18.05	$16.81	$14.00	$12.43	$12.14	$10.89	$9.11	$12.43	$11.83	$10.73
Value at end of period	$18.10	$18.05	$16.81	$14.00	$12.43	$12.14	$10.89	$9.11	$12.43	$11.83
Number of accumulation units outstanding at end of period	0	483	483	3,106	2,069	0	3,401	0	712	55
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during February 2012)										
Value at beginning of period	$11.82	$11.67	$13.03	$12.57						
Value at end of period	$11.40	$11.82	$11.67	$13.03						
Number of accumulation units outstanding at end of period	0	4,526	0	2,827						
ARIEL APPRECIATION FUND (INVESTOR CLASS)										
Value at beginning of period	$21.51	$20.17	$13.99	$11.89	$13.01	$11.03	$6.86	$11.75	$12.08	$11.04
Value at end of period	$19.89	$21.51	$20.17	$13.99	$11.89	$13.01	$11.03	$6.86	$11.75	$12.08
Number of accumulation units outstanding at end of period	27	468	0	0	1,074	330	10	945	6,946	0

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ARIEL FUND (INVESTOR CLASS)										
Value at beginning of period	$20.28	$18.54	$12.99	$10.95	$12.53	$10.08	$6.26	$12.26	$12.65	$11.63
Value at end of period	$19.18	$20.28	$18.54	$12.99	$10.95	$12.53	$10.08	$6.26	$12.26	$12.65
Number of accumulation units outstanding at end of period	68	2,534	0	2,701	779	0	0	538	1,221	3,772
BLACKROCK EQUITY DIVIDEND FUND (INVESTOR A SHARES)										
(Funds were first received in this option during January 2012)										
Value at beginning of period	$18.00	$16.70	$13.59	$12.44						
Value at end of period	$17.73	$18.00	$16.70	$13.59						
Number of accumulation units outstanding at end of period	906	797	1,473	10,018						
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during April 2014)										
Value at beginning of period	$23.87	$23.37								
Value at end of period	$21.97	$23.87								
Number of accumulation units outstanding at end of period	0	205								
CAPITAL WORLD GROWTH AND INCOME FUND^{SM} **(CLASS R-3)**										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$18.43	$17.97	$14.58	$13.28						
Value at end of period	$17.78	$18.43	$17.97	$14.58						
Number of accumulation units outstanding at end of period	71	2,545	1,691	1,410						
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$15.48	$14.00	$10.48	$9.11	$9.64	$7.94	$7.55			
Value at end of period	$14.49	$15.48	$14.00	$10.48	$9.11	$9.64	$7.94			
Number of accumulation units outstanding at end of period	2,489	0	0	0	419	407	132			
CRM MID CAP VALUE FUND (INVESTOR SHARES)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$20.73	$19.85	$16.02							
Value at end of period	$19.95	$20.73	$19.85							
Number of accumulation units outstanding at end of period	0	223	177							
DODGE & COX INTERNATIONAL STOCK FUND										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$14.23	$14.44	$11.61	$10.84						
Value at end of period	$12.42	$14.23	$14.44	$11.61						
Number of accumulation units outstanding at end of period	421	1,403	1,846	208						
DODGE & COX STOCK FUND										
(Funds were first received in this option during April 2014)										
Value at beginning of period	$19.69	$18.36								
Value at end of period	$18.51	$19.69								
Number of accumulation units outstanding at end of period	4	833								
EATON VANCE LARGE-CAP VALUE FUND (CLASS R)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$19.91	$18.18	$15.00							
Value at end of period	$19.44	$19.91	$18.18							
Number of accumulation units outstanding at end of period	0	433	248							
EUROPACIFIC GROWTH FUND® (CLASS R-3)										
Value at beginning of period	$19.25	$20.03	$16.90	$14.37	$16.85	$15.61	$11.37	$19.39	$16.52	$14.77
Value at end of period	$18.83	$19.25	$20.03	$16.90	$14.37	$16.85	$15.61	$11.37	$19.39	$16.52
Number of accumulation units outstanding at end of period	8,770	2,174	13,774	17,148	12,996	11,685	16,897	13,673	23,442	4,075

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
FIDELITY® ADVISOR NEW INSIGHTS FUND (INSTITUTIONAL CLASS)										
(Funds were first received in this option during January 2015)										
Value at beginning of period	$18.87									
Value at end of period	$19.47									
Number of accumulation units outstanding at end of period	1,364									
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$23.01	$20.85	$16.11	$14.05	$14.62	$12.65	$9.46	$16.70	$14.41	$13.08
Value at end of period	$22.83	$23.01	$20.85	$16.11	$14.05	$14.62	$12.65	$9.46	$16.70	$14.41
Number of accumulation units outstanding at end of period	7,098	4,820	13,926	19,343	16,901	10,192	5,387	13,269	12,229	23,560
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$17.22	$16.07	$12.73	$11.01	$11.06	$9.74	$7.59	$13.44	$13.43	$11.80
Value at end of period	$16.30	$17.22	$16.07	$12.73	$11.01	$11.06	$9.74	$7.59	$13.44	$13.43
Number of accumulation units outstanding at end of period	112	0	134	5,670	3,836	271	267	1,981	1,388	413
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$17.88	$16.30	$12.13	$10.73	$11.20					
Value at end of period	$18.89	$17.88	$16.30	$12.13	$10.73					
Number of accumulation units outstanding at end of period	0	0	0	457	221					
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
Value at beginning of period	$22.82	$22.01	$17.79	$15.90	$16.59	$15.12	$12.66	$17.51	$15.98	$13.15
Value at end of period	$21.71	$22.82	$22.01	$17.79	$15.90	$16.59	$15.12	$12.66	$17.51	$15.98
Number of accumulation units outstanding at end of period	659	282	983	3,813	2,758	3,949	3,509	94	0	0
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$23.08	$23.24	$17.27	$14.77	$15.54	$12.27	$9.62	$13.35		
Value at end of period	$21.11	$23.08	$23.24	$17.27	$14.77	$15.54	$12.27	$9.62		
Number of accumulation units outstanding at end of period	0	40	4,267	4,809	4,239	719	575	4,006		
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)										
Value at beginning of period	$21.15	$19.91	$14.55	$13.30	$14.16	$11.16	$7.89	$13.91	$12.61	$12.57
Value at end of period	$20.47	$21.15	$19.91	$14.55	$13.30	$14.16	$11.16	$7.89	$13.91	$12.61
Number of accumulation units outstanding at end of period	0	0	0	503	1,122	0	0	4,031	2,286	1,847
FUNDAMENTAL INVESTORS^SM (CLASS R-3)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$14.05	$13.08	$10.08	$8.72	$9.02	$8.01	$7.96			
Value at end of period	$14.32	$14.05	$13.08	$10.08	$8.72	$9.02	$8.01			
Number of accumulation units outstanding at end of period	43	8,318	2,107	2,457	2,251	3,697	1,959			
INVESCO ENDEAVOR FUND (CLASS A)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$19.14	$18.14								
Value at end of period	$16.87	$19.14								
Number of accumulation units outstanding at end of period	31	31								
INVESCO GLOBAL HEALTH CARE FUND (INVESTOR CLASS)										
Value at beginning of period	$66.30	$55.76	$39.59	$33.18	$32.23	$31.18	$24.76	$35.00	$31.80	$31.16
Value at end of period	$67.46	$66.30	$55.76	$39.59	$33.18	$32.23	$31.18	$24.76	$35.00	$31.80
Number of accumulation units outstanding at end of period	1,671	0	1,402	1,758	772	0	0	0	0	80
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$19.05	$18.45	$14.45	$13.25	$14.30	$12.87	$12.74			
Value at end of period	$18.01	$19.05	$18.45	$14.45	$13.25	$14.30	$12.87			
Number of accumulation units outstanding at end of period	0	0	0	358	99	140	82			

CFI 171

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
INVESCO SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during February 2012)										
Value at beginning of period	$27.15	$25.66	$18.01	$17.69						
Value at end of period	$24.45	$27.15	$25.66	$18.01						
Number of accumulation units outstanding at end of period	0	0	1,238	2,080						
LAZARD U.S. MID CAP EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$12.56	$11.16	$8.52	$8.19	$8.80	$7.24	$5.30	$8.02		
Value at end of period	$12.00	$12.56	$11.16	$8.52	$8.19	$8.80	$7.24	$5.30		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	46		
LORD ABBETT DEVELOPING GROWTH FUND, INC. (CLASS A)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$24.28	$23.81	$15.34	$15.28						
Value at end of period	$21.84	$24.28	$23.81	$15.34						
Number of accumulation units outstanding at end of period	274	329	40	171						
LORD ABBETT FUNDAMENTAL EQUITY FUND (CLASS A)										
(Funds were first received in this option during January 2015)										
Value at beginning of period	$17.74									
Value at end of period	$17.31									
Number of accumulation units outstanding at end of period	5,516									
LORD ABBETT MID CAP STOCK FUND, INC. (CLASS A)										
Value at beginning of period	$19.85	$18.01	$14.00	$12.38	$13.05	$10.53	$8.41	$14.07	$14.17	$12.77
Value at end of period	$18.91	$19.85	$18.01	$14.00	$12.38	$13.05	$10.53	$8.41	$14.07	$14.17
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	7,063
LORD ABBETT RESEARCH FUND, INC. - SMALL-CAP VALUE SERIES (CLASS A)										
Value at beginning of period	$25.40	$25.24	$19.12	$17.51	$18.59	$14.91	$11.63	$17.08	$15.66	$13.17
Value at end of period	$24.79	$25.40	$25.24	$19.12	$17.51	$18.59	$14.91	$11.63	$17.08	$15.66
Number of accumulation units outstanding at end of period	0	0	0	0	0	377	382	334	244	3,178
MASSACHUSETTS INVESTORS GROWTH STOCK FUND (CLASS A)										
Value at beginning of period	$20.00	$18.16	$14.14	$12.25	$12.25	$10.87	$7.84	$12.59	$11.44	$10.79
Value at end of period	$19.73	$20.00	$18.16	$14.14	$12.25	$12.25	$10.87	$7.84	$12.59	$11.44
Number of accumulation units outstanding at end of period	0	0	1,291	0	0	0	0	0	0	0
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$16.44	$15.12	$11.11	$10.17	$10.64	$8.80	$6.85	$11.37	$11.38	
Value at end of period	$16.12	$16.44	$15.12	$11.11	$10.17	$10.64	$8.80	$6.85	$11.37	
Number of accumulation units outstanding at end of period	500	4	2,123	2,538	834	0	0	441	2,108	
NEW PERSPECTIVE FUND® (CLASS R-3)										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$21.03	$20.67	$16.52	$13.87	$15.22	$13.69	$10.09	$16.46	$15.45	
Value at end of period	$21.85	$21.03	$20.67	$16.52	$13.87	$15.22	$13.69	$10.09	$16.46	
Number of accumulation units outstanding at end of period	512	83	1,856	4,958	1,641	247	0	4,178	1,036	
OPPENHEIMER CAPITAL APPRECIATION FUND (CLASS A)										
Value at beginning of period	$16.42	$14.45	$11.32	$10.09	$10.38	$9.63	$6.79	$12.71	$11.31	$10.65
Value at end of period	$16.74	$16.42	$14.45	$11.32	$10.09	$10.38	$9.63	$6.79	$12.71	$11.31
Number of accumulation units outstanding at end of period	0	0	0	0	445	0	0	0	0	0
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$33.21	$35.32	$33.01	$27.66	$34.20	$27.27	$15.19	$29.60	$22.39	$18.11
Value at end of period	$28.18	$33.21	$35.32	$33.01	$27.66	$34.20	$27.27	$15.19	$29.60	$22.39
Number of accumulation units outstanding at end of period	1,852	2,084	1,639	2,615	2,355	183	215	532	1,500	9,254

CFI 172

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
OPPENHEIMER GOLD & SPECIAL MINERALS FUND (CLASS A)										
(Funds were first received in this option during April 2013)										
Value at beginning of period	$4.94	$5.91	$9.17							
Value at end of period	$3.75	$4.94	$5.91							
Number of accumulation units outstanding at end of period	354	339	73							
OPPENHEIMER INTERNATIONAL BOND FUND (CLASS A)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$10.84	$10.94	$11.55	$11.39						
Value at end of period	$10.30	$10.84	$10.94	$11.55						
Number of accumulation units outstanding at end of period	171	745	293	486						
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$16.09	$15.09	$13.13	$11.95	$12.33	$11.16	$9.31	$13.60	$12.59	$11.85
Value at end of period	$15.81	$16.09	$15.09	$13.13	$11.95	$12.33	$11.16	$9.31	$13.60	$12.59
Number of accumulation units outstanding at end of period	2,820	2,554	3,497	917	3,335	0	0	472	0	21
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during December 2008)										
Value at beginning of period	$13.82	$13.58	$15.15	$14.11	$12.80	$12.00	$10.27	$9.99		
Value at end of period	$13.27	$13.82	$13.58	$15.15	$14.11	$12.80	$12.00	$10.27		
Number of accumulation units outstanding at end of period	823	992	535	4,235	5,154	11,113	10,563	397		
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$7.18	$8.33	$8.61	$7.80	$10.33	$9.04	$7.18			
Value at end of period	$5.99	$7.18	$8.33	$8.61	$7.80	$10.33	$9.04			
Number of accumulation units outstanding at end of period	0	0	0	0	0	396	966			
PIONEER HIGH YIELD FUND (CLASS A)										
Value at beginning of period	$16.91	$17.15	$15.46	$13.62	$14.03	$12.08	$7.55	$12.14	$11.50	$10.76
Value at end of period	$15.88	$16.91	$17.15	$15.46	$13.62	$14.03	$12.08	$7.55	$12.14	$11.50
Number of accumulation units outstanding at end of period	678	322	294	2,143	0	1,549	1,369	5,573	12,352	723
PIONEER STRATEGIC INCOME FUND (CLASS A)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$12.45	$12.05	$12.02	$11.61						
Value at end of period	$12.11	$12.45	$12.05	$12.02						
Number of accumulation units outstanding at end of period	0	3,142	0	216						
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$23.96	$22.00	$16.99	$14.43	$15.39	$13.43	$9.29	$14.42	$15.46	
Value at end of period	$22.79	$23.96	$22.00	$16.99	$14.43	$15.39	$13.43	$9.29	$14.42	
Number of accumulation units outstanding at end of period	0	0	29	76	0	247	271	2,215	1,512	
TEMPLETON FOREIGN FUND (CLASS A)										
Value at beginning of period	$16.09	$18.27	$14.55	$12.42	$14.41	$13.45	$9.10	$17.09	$14.76	$12.46
Value at end of period	$14.77	$16.09	$18.27	$14.55	$12.42	$14.41	$13.45	$9.10	$17.09	$14.76
Number of accumulation units outstanding at end of period	2,089	961	1,521	1,106	0	105	87	1,194	811	1,216
THE GROWTH FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$20.45	$18.97	$14.37	$12.08	$12.87	$11.62	$8.75	$14.56	$13.30	$12.15
Value at end of period	$21.26	$20.45	$18.97	$14.37	$12.08	$12.87	$11.62	$8.75	$14.56	$13.30
Number of accumulation units outstanding at end of period	25,588	7,464	31,436	31,020	27,708	35,907	41,918	22,146	23,728	9,186
THE INCOME FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$18.52	$17.33	$14.87	$13.47	$12.94	$11.72	$9.54	$13.62	$13.31	$11.81
Value at end of period	$17.99	$18.52	$17.33	$14.87	$13.47	$12.94	$11.72	$9.54	$13.62	$13.31
Number of accumulation units outstanding at end of period	788	2	5,940	10,694	6,384	159	1,918	1,743	21,197	96

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
THORNBURG INTERNATIONAL VALUE FUND (CLASS R4)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$12.35	$12.86								
Value at end of period	$12.98	$12.35								
Number of accumulation units outstanding at end of period	455	448								
VANGUARD® EQUITY INCOME PORTFOLIO										
Value at beginning of period	$20.90	$19.07	$14.91	$13.37	$12.32	$10.92	$9.51	$13.99	$13.61	$11.46
Value at end of period	$20.73	$20.90	$19.07	$14.91	$13.37	$12.32	$10.92	$9.51	$13.99	$13.61
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
VICTORY SMALL COMPANY OPPORTUNITY FUND (CLASS R)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$19.14	$18.36								
Value at end of period	$18.77	$19.14								
Number of accumulation units outstanding at end of period	328	323								
VOYA BALANCED PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2008)										
Value at beginning of period	$15.36	$14.65	$12.72	$11.34	$11.64	$10.33	$8.78	$11.65		
Value at end of period	$14.88	$15.36	$14.65	$12.72	$11.34	$11.64	$10.33	$8.78		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	10,371		
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$12.14	$12.25	$12.93	$12.14	$11.85	$10.36	$8.63	$10.42		
Value at end of period	$11.47	$12.14	$12.25	$12.93	$12.14	$11.85	$10.36	$8.63		
Number of accumulation units outstanding at end of period	3,648	119	0	0	2,911	0	0	1,772		
VOYA GLOBAL REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$21.15	$19.21								
Value at end of period	$20.52	$21.15								
Number of accumulation units outstanding at end of period	0	805								
VOYA GNMA INCOME FUND (CLASS A)										
Value at beginning of period	$14.00	$13.48	$13.88	$13.63	$12.82	$12.20	$11.74	$11.11	$10.61	$10.28
Value at end of period	$14.07	$14.00	$13.48	$13.88	$13.63	$12.82	$12.20	$11.74	$11.11	$10.61
Number of accumulation units outstanding at end of period	744	191	901	1,008	1,484	2,365	0	0	1,342	824
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2011)										
Value at beginning of period	$22.00	$20.15	$15.64	$13.70	$13.52					
Value at end of period	$21.39	$22.00	$20.15	$15.64	$13.70					
Number of accumulation units outstanding at end of period	0	0	0	0	443					
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$16.70	$16.70	$16.00	$14.19	$13.75	$12.17	$9.76			
Value at end of period	$16.18	$16.70	$16.70	$16.00	$14.19	$13.75	$12.17			
Number of accumulation units outstanding at end of period	905	2,904	2,560	2,800	62	3,428	3,004			
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$17.95	$15.99	$12.21	$10.82	$10.99	$9.78	$8.06	$13.02	$13.59	
Value at end of period	$17.84	$17.95	$15.99	$12.21	$10.82	$10.99	$9.78	$8.06	$13.02	
Number of accumulation units outstanding at end of period	0	381	181	1,509	946	649	0	2,869	281	
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$21.50	$19.91	$15.01	$12.94	$13.28	$11.05	$8.51	$13.84	$13.31	$12.34
Value at end of period	$20.81	$21.50	$19.91	$15.01	$12.94	$13.28	$11.05	$8.51	$13.84	$13.31
Number of accumulation units outstanding at end of period	2	53	65	911	1,163	159	160	3,455	698	20

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$19.92	$19.17	$13.63	$12.31	$12.58	$10.39	$8.44	$12.90	$13.95	$13.73
Value at end of period	$19.01	$19.92	$19.17	$13.63	$12.31	$12.58	$10.39	$8.44	$12.90	$13.95
Number of accumulation units outstanding at end of period	162	51	1,771	857	694	0	0	1,986	88	45
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.07	$14.43	$12.48	$11.17	$11.49	$10.93				
Value at end of period	$14.67	$15.07	$14.43	$12.48	$11.17	$11.49				
Number of accumulation units outstanding at end of period	537	2,589	1,379	214	9,890	19,061				
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.04	$15.32	$12.72	$11.17	$11.69	$11.08				
Value at end of period	$15.59	$16.04	$15.32	$12.72	$11.17	$11.69				
Number of accumulation units outstanding at end of period	60	1,719	1,408	0	9,647	14,267				
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.57	$15.81	$12.90	$11.27	$11.90	$11.22				
Value at end of period	$16.07	$16.57	$15.81	$12.90	$11.27	$11.90				
Number of accumulation units outstanding at end of period	43	0	0	0	3,297	7,659				
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during June 2014)										
Value at beginning of period	$16.06	$15.95								
Value at end of period	$15.57	$16.06								
Number of accumulation units outstanding at end of period	12	140								
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$13.01	$12.43	$11.67	$10.88	$10.73	$10.37				
Value at end of period	$12.71	$13.01	$12.43	$11.67	$10.88	$10.73				
Number of accumulation units outstanding at end of period	264	7	7	0	3,789	3,638				
VOYA INTERMEDIATE BOND FUND (CLASS A)										
Value at beginning of period	$14.34	$13.61	$13.86	$12.86	$12.07	$11.12	$9.96	$11.18	$10.69	$10.40
Value at end of period	$14.23	$14.34	$13.61	$13.86	$12.86	$12.07	$11.12	$9.96	$11.18	$10.69
Number of accumulation units outstanding at end of period	448	378	1,975	2,284	1,160	0	602	11,298	19,585	967
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.24	$13.54	$13.75	$12.74	$12.02	$11.09	$10.08	$11.17	$10.69	$10.31
Value at end of period	$14.13	$14.24	$13.54	$13.75	$12.74	$12.02	$11.09	$10.08	$11.17	$10.69
Number of accumulation units outstanding at end of period	4,296	686	2,692	9,392	2,627	1,999	2,476	0	2,728	2,955
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$8.99	$9.68	$8.08	$6.89	$7.95	$7.56				
Value at end of period	$8.79	$8.99	$9.68	$8.08	$6.89	$7.95				
Number of accumulation units outstanding at end of period	0	2,767	0	0	0	98				
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$17.39	$16.38								
Value at end of period	$18.26	$17.39								
Number of accumulation units outstanding at end of period	0	2,397								
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$13.33	$12.28	$9.52	$8.41	$8.24	$7.00	$6.30	$9.14	$9.32	
Value at end of period	$12.56	$13.33	$12.28	$9.52	$8.41	$8.24	$7.00	$6.30	$9.14	
Number of accumulation units outstanding at end of period	4,431	1,265	6,041	5,469	4,426	3,323	3,375	524	4,115	

CFI 175

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$13.30	$12.26	$9.49	$8.40	$8.37					
Value at end of period	$12.53	$13.30	$12.26	$9.49	$8.40					
Number of accumulation units outstanding at end of period	0	637	309	0	290					
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$13.08	$12.17	$10.18							
Value at end of period	$12.99	$13.08	$12.17							
Number of accumulation units outstanding at end of period	248	2,943	2,483							
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2013)										
Value at beginning of period	$10.01	$10.16	$10.28							
Value at end of period	$9.86	$10.01	$10.16							
Number of accumulation units outstanding at end of period	0	0	33							
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
Value at beginning of period	$18.98	$20.43	$16.07	$13.51	$16.58	$13.45	$9.34	$19.60	$17.98	$16.40
Value at end of period	$20.28	$18.98	$20.43	$16.07	$13.51	$16.58	$13.35	$9.34	$19.60	$17.98
Number of accumulation units outstanding at end of period	1,648	0	0	0	517	0	0	0	0	60
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$15.40	$13.54	$10.51	$9.65	$10.22	$8.93	$8.73			
Value at end of period	$15.13	$15.40	$13.54	$10.51	$9.65	$10.22	$8.93			
Number of accumulation units outstanding at end of period	0	0	146	107	116	80	45			
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2015)										
Value at beginning of period	$15.33									
Value at end of period	$15.08									
Number of accumulation units outstanding at end of period	2,360									
VOYA REAL ESTATE FUND (CLASS A)										
Value at beginning of period	$26.04	$20.22	$20.08	$17.60	$16.27	$12.90	$10.06	$15.67	$18.98	$14.09
Value at end of period	$26.54	$26.04	$20.22	$20.08	$17.60	$16.27	$12.90	$10.06	$15.67	$18.98
Number of accumulation units outstanding at end of period	1,725	1,651	1,497	407	356	0	0	0	6,012	1,412
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2010)										
Value at beginning of period	$23.60	$21.15	$16.23	$14.36	$13.96	$11.77				
Value at end of period	$25.08	$23.60	$21.15	$16.23	$14.36	$13.96				
Number of accumulation units outstanding at end of period	0	0	0	0	0	84				
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$15.11	$13.56	$10.40	$9.12	$9.01	$8.13	$6.92			
Value at end of period	$15.23	$15.11	$13.56	$10.40	$9.12	$9.01	$8.13			
Number of accumulation units outstanding at end of period	0	1,004	477	0	0	2,926	3,681			
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$16.67	$14.99	$11.31	$9.79	$10.11	$8.18	$6.15			
Value at end of period	$15.99	$16.67	$14.99	$11.31	$9.79	$10.11	$8.18			
Number of accumulation units outstanding at end of period	13	278	2,430	0	103	144	231			
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$16.70	$16.12	$11.77	$10.28	$10.83	$8.68	$6.68			
Value at end of period	$15.73	$16.70	$16.12	$11.77	$10.28	$10.83	$8.68			
Number of accumulation units outstanding at end of period	13	139	0	2,209	0	56	194			

CFI 176

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2014)										
Value at beginning of period	$27.30	$25.26								
Value at end of period	$26.72	$27.30								
Number of accumulation units outstanding at end of period	0	333								
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$24.28	$23.03	$16.89	$14.91	$15.45	$12.55	$9.94	$14.57	$14.93	
Value at end of period	$23.84	$24.28	$23.03	$16.89	$14.91	$15.45	$12.55	$9.94	$14.57	
Number of accumulation units outstanding at end of period	1,396	484	168	1,002	1,079	2,303	951	47	967	
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.16	$14.53	$12.65	$11.28	$11.78	$11.05				
Value at end of period	$14.96	$15.16	$14.53	$12.65	$11.28	$11.78				
Number of accumulation units outstanding at end of period	25,322	9,222	22,095	25,932	19,974	7,177				
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.94	$15.27	$12.84	$11.29	$11.98	$11.20				
Value at end of period	$15.68	$15.94	$15.27	$12.84	$11.29	$11.98				
Number of accumulation units outstanding at end of period	20,393	5,392	10,752	42,193	7,540	4,297				
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.53	$15.78	$12.93	$11.33	$12.10	$11.26				
Value at end of period	$16.18	$16.53	$15.78	$12.93	$11.33	$12.10				
Number of accumulation units outstanding at end of period	10,151	3,590	4,933	16,914	5,188	2,440				
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$15.81	$15.05	$12.33	$10.81	$12.14					
Value at end of period	$15.48	$15.81	$15.05	$12.33	$10.81					
Number of accumulation units outstanding at end of period	1,598	2,018	1,448	464	499					
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$13.04	$12.48	$11.80	$10.88	$11.33					
Value at end of period	$12.89	$13.04	$12.48	$11.80	$10.88					
Number of accumulation units outstanding at end of period	12,095	108	6	10,382	856					
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.18	$14.40	$13.00	$11.72	$11.65	$10.62	$9.12	$12.07	$11.55	$10.78
Value at end of period	$14.96	$15.18	$14.40	$13.00	$11.72	$11.65	$10.62	$9.12	$12.07	$11.55
Number of accumulation units outstanding at end of period	562	33	2,607	2,254	3,060	6,431	3,510	687	23,177	1,241
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$16.03	$15.23	$12.59	$11.08	$11.55	$10.34	$8.36	$13.23	$12.75	$11.40
Value at end of period	$15.65	$16.03	$15.23	$12.59	$11.08	$11.55	$10.34	$8.36	$13.23	$12.75
Number of accumulation units outstanding at end of period	311	150	290	370	145	1,305	1,387	1,714	12,590	2,307
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.54	$14.74	$12.79	$11.40	$11.60	$10.48	$8.71	$12.68	$12.16	$11.07
Value at end of period	$15.27	$15.54	$14.74	$12.79	$11.40	$11.60	$10.48	$8.71	$12.68	$12.16
Number of accumulation units outstanding at end of period	287	22	3,427	1,963	160	6,855	15,321	5,294	15,602	3,947
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$12.16	$11.65	$12.11	$11.81	$11.16	$10.90				
Value at end of period	$12.03	$12.16	$11.65	$12.11	$11.81	$11.16				
Number of accumulation units outstanding at end of period	0	0	0	0	418	350				

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$25.71	$23.10	$17.77	$15.44	$16.11	$13.34	$9.94	$13.67	$14.23	$13.24
Value at end of period	$25.00	$25.71	$23.10	$17.77	$15.44	$16.11	$13.34	$9.94	$13.67	$14.23
Number of accumulation units outstanding at end of period	467	1,177	1,364	1,037	0	165	480	365	295	200
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$25.56	$24.76	$18.02	$15.22	$15.04	$12.02	$8.98	$15.45	$14.72	$14.21
Value at end of period	$24.02	$25.56	$24.76	$18.02	$15.22	$15.04	$12.02	$8.98	$15.45	$14.72
Number of accumulation units outstanding at end of period	2,292	1,509	2,888	2,210	1,539	2,911	1,962	107	5,525	149
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$16.58	$12.92	$12.80	$11.21	$10.35	$8.18	$6.09	$10.02	$10.34	
Value at end of period	$16.88	$16.58	$12.92	$12.80	$11.21	$10.35	$8.18	$6.09	$10.02	
Number of accumulation units outstanding at end of period	3	0	0	749	0	322	0	0	8,182	
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.80	$15.05	$11.28	$10.16	$10.77	$9.71	$7.46	$12.40	$12.03	$10.89
Value at end of period	$17.11	$16.80	$15.05	$11.28	$10.16	$10.77	$9.71	$7.46	$12.40	$12.03
Number of accumulation units outstanding at end of period	0	0	0	72	0	2,465	2,548	611	646	823
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$15.95	$15.83								
Value at end of period	$15.32	$15.95								
Number of accumulation units outstanding at end of period	541	25								
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$21.95	$20.93	$15.56	$13.72	$15.58	$12.27	$8.91	$14.81	$13.09	$12.63
Value at end of period	$21.35	$21.95	$20.93	$15.56	$13.72	$15.58	$12.27	$8.91	$14.81	$13.09
Number of accumulation units outstanding at end of period	5,918	749	5,131	8,478	4,850	11,770	10,458	3,348	5,248	2,398
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$19.06	$17.65	$13.21	$11.25	$11.62	$10.20	$8.02	$12.75	$13.19	$12.71
Value at end of period	$17.74	$19.06	$17.65	$13.21	$11.25	$11.62	$10.20	$8.02	$12.75	$13.19
Number of accumulation units outstanding at end of period	5	0	0	0	0	0	858	1,158	1,297	535
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$10.58	$10.43								
Value at end of period	$10.23	$10.58								
Number of accumulation units outstanding at end of period	0	2,844								
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$13.48	$13.51	$14.50	$12.31	$15.24	$12.81	$7.56	$15.68	$15.75	
Value at end of period	$11.22	$13.48	$13.51	$14.50	$12.31	$15.24	$12.81	$7.56	$15.68	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	4,884	
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$25.99	$22.84	$17.55	$14.78	$14.67	$12.05	$9.69	$14.63	$14.91	
Value at end of period	$24.94	$25.99	$22.84	$17.55	$14.78	$14.67	$12.05	$9.69	$14.63	
Number of accumulation units outstanding at end of period	1,853	1,883	1,302	340	68	1,966	715	107	297	
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2013)										
Value at beginning of period	$22.18	$20.71	$16.84							
Value at end of period	$21.12	$22.18	$20.71							
Number of accumulation units outstanding at end of period	0	0	1,226							

CFI 178

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$18.35	$18.17	$14.48	$12.05	$13.29	$11.60	$8.42	$14.29	$13.59	$11.67
Value at end of period	$18.86	$18.35	$18.17	$14.48	$12.05	$13.29	$11.60	$8.42	$14.29	$13.59
Number of accumulation units outstanding at end of period	3,450	340	1,870	2,162	3,825	1,437	1,440	4,419	0	0
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$18.45	$18.63	$16.80	$14.65	$14.95	$12.73	$7.72	$11.08	$10.57	$10.36
Value at end of period	$17.38	$18.45	$18.63	$16.80	$14.65	$14.95	$12.73	$7.72	$11.08	$10.57
Number of accumulation units outstanding at end of period	0	588	420	927	859	306	1,064	367	290	219
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$20.99	$18.93	$15.67	$13.85	$13.61	$12.08	$9.17	$12.80	$12.40	$11.29
Value at end of period	$21.83	$20.99	$18.93	$15.67	$13.85	$13.61	$12.08	$9.17	$12.80	$12.40
Number of accumulation units outstanding at end of period	12,800	1,146	4,235	7,408	4,488	2,146	2,291	0	1,803	415
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2008)										
Value at beginning of period	$20.04	$18.11	$13.54	$11.78	$12.36	$9.72	$6.71	$10.81		
Value at end of period	$20.23	$20.04	$18.11	$13.54	$11.78	$12.36	$9.72	$6.71		
Number of accumulation units outstanding at end of period	204	238	204	1,788	2,159	0	0	4,991		
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$22.10	$20.01	$15.00	$13.09	$14.26					
Value at end of period	$22.25	$22.10	$20.01	$15.00	$13.09					
Number of accumulation units outstanding at end of period	0	0	0	46	42					
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$19.00	$17.88	$13.94	$12.03	$12.28	$10.81	$8.75	$13.76	$13.51	$11.47
Value at end of period	$17.48	$19.00	$17.88	$13.94	$12.03	$12.28	$10.81	$8.75	$13.76	$13.51
Number of accumulation units outstanding at end of period	530	7,665	2,661	1,805	684	252	398	1,001	1,315	0
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$21.30	$19.85	$14.44	$12.30	$12.60	$10.92	$7.74	$13.57	$12.51	$11.18
Value at end of period	$23.29	$21.30	$19.85	$14.44	$12.30	$12.60	$10.92	$7.74	$13.57	$12.51
Number of accumulation units outstanding at end of period	2,511	2,165	240	957	673	787	1,077	251	831	0
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$15.60	$15.96	$14.12	$12.03	$13.88	$12.34	$10.05			
Value at end of period	$15.28	$15.60	$15.96	$14.12	$12.03	$13.88	$12.34			
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	18			
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$11.73	$12.77								
Value at end of period	$11.19	$11.73								
Number of accumulation units outstanding at end of period	432	378								
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$19.57	$20.33	$15.72	$13.05	$13.98	$13.10	$10.00	$16.76	$17.04	
Value at end of period	$17.91	$19.57	$20.33	$15.72	$13.05	$13.98	$13.10	$10.00	$16.76	
Number of accumulation units outstanding at end of period	0	0	504	389	542	417	268	0	2,107	
WANGER INTERNATIONAL										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$11.86	$12.57	$10.40	$8.66	$10.27	$8.33	$8.27			
Value at end of period	$11.73	$11.86	$12.57	$10.40	$8.66	$10.27	$8.33			
Number of accumulation units outstanding at end of period	1,584	188	144	1,056	214	2,621	158			

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
WANGER USA										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$25.05	$24.20	$19.70							
Value at end of period	$24.58	$25.05	$24.20							
Number of accumulation units outstanding at end of period	0	465	354							
WASHINGTON MUTUAL INVESTORS FUND^SM (CLASS R-3)										
Value at beginning of period	$18.84	$17.18	$13.20	$11.90	$11.28	$10.09	$8.59	$13.03	$12.71	$10.92
Value at end of period	$18.55	$18.84	$17.18	$13.20	$11.90	$11.28	$10.09	$8.59	$13.03	$12.71
Number of accumulation units outstanding at end of period	0	0	729	802	570	1,824	4,211	13,866	10,951	1,698
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$22.42	$21.16	$15.52	$13.86	$14.30					
Value at end of period	$21.12	$22.42	$21.16	$15.52	$13.86					
Number of accumulation units outstanding at end of period	0	0	0	778	1,763					

TABLE 23
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.10%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC. (CLASS A)										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$17.70	$16.48	$12.43	$10.71	$10.28	$9.21	$7.71	$13.19	$13.59	
Value at end of period	$17.68	$17.70	$16.48	$12.43	$10.71	$10.28	$9.21	$7.71	$13.19	
Number of accumulation units outstanding at end of period	0	0	0	0	205	205	0	1,979	1,038	
ALLIANZGI NFJ SMALL-CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$24.97	$24.90	$19.18	$17.61	$17.47	$14.42				
Value at end of period	$22.60	$24.97	$24.90	$19.18	$17.61	$17.47				
Number of accumulation units outstanding at end of period	0	0	0	0	3,158	1,800				
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$20.30	$18.05	$14.89	$13.57	$13.75					
Value at end of period	$19.94	$20.30	$18.05	$14.89	$13.57					
Number of accumulation units outstanding at end of period	0	0	0	0	1,090					
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$19.92	$18.50	$14.45	$13.36	$13.29	$11.83				
Value at end of period	$19.09	$19.92	$18.50	$14.45	$13.36	$13.29				
Number of accumulation units outstanding at end of period	561	574	493	738	1,430	261				
AMERICAN BALANCED FUND® (CLASS R-3)										
Value at beginning of period	$17.95	$16.73	$13.94	$12.38	$12.09	$10.85	$9.09	$12.41	$11.81	$10.72
Value at end of period	$17.99	$17.95	$16.73	$13.94	$12.38	$12.09	$10.85	$9.09	$12.41	$11.81
Number of accumulation units outstanding at end of period	2,519	3,020	2,593	19,034	8,057	8,571	9,359	8,467	3,003	2,994

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$11.79	$11.65	$13.00	$12.37	$11.37					
Value at end of period	$11.37	$11.79	$11.65	$13.00	$12.37					
Number of accumulation units outstanding at end of period	792	833	578	706	8,888					
ARIEL APPRECIATION FUND (INVESTOR CLASS)										
Value at beginning of period	$21.40	$20.07	$13.93	$11.84	$12.97	$11.00	$6.85	$11.72	$12.07	$10.61
Value at end of period	$19.78	$21.40	$20.07	$13.93	$11.84	$12.97	$11.00	$6.85	$11.72	$12.07
Number of accumulation units outstanding at end of period	469	0	2,859	2,703	2,892	1,103	0	6,410	4,702	16
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$20.17	$18.45	$12.94	$10.91	$12.48	$10.05	$6.24	$12.24	$13.17	
Value at end of period	$19.07	$20.17	$18.45	$12.94	$10.91	$12.48	$10.05	$6.24	$12.24	
Number of accumulation units outstanding at end of period	547	712	1,275	1,849	4,248	2,209	4,231	8,732	3,915	
BLACKROCK EQUITY DIVIDEND FUND (INVESTOR A SHARES)										
(Funds were first received in this option during October 2011)										
Value at beginning of period	$17.96	$16.67	$13.57	$12.27	$12.03					
Value at end of period	$17.68	$17.96	$16.67	$13.57	$12.27					
Number of accumulation units outstanding at end of period	0	0	0	0	457					
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS R4)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$13.53	$12.23	$9.43	$8.31	$8.89	$7.74	$6.24			
Value at end of period	$13.11	$13.53	$12.23	$9.43	$8.31	$8.89	$7.74			
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	4,188			
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$15.43	$13.96	$10.46	$9.10	$9.63	$8.00				
Value at end of period	$14.44	$15.43	$13.96	$10.46	$9.10	$9.63				
Number of accumulation units outstanding at end of period	0	0	0	1,144	939	36				
CRM MID CAP VALUE FUND (INVESTOR SHARES)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$20.67	$19.81	$15.08	$12.99	$14.17	$12.01				
Value at end of period	$19.88	$20.67	$19.81	$15.08	$12.99	$14.17				
Number of accumulation units outstanding at end of period	0	0	0	0	104	249				
EATON VANCE LARGE-CAP VALUE FUND (CLASS R)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$19.86	$18.13	$14.21	$12.44	$13.20	$11.04				
Value at end of period	$19.38	$19.86	$18.13	$14.21	$12.44	$13.20				
Number of accumulation units outstanding at end of period	0	0	0	0	0	13				
EUROPACIFIC GROWTH FUND® (CLASS R-3)										
Value at beginning of period	$19.14	$19.93	$16.83	$14.31	$16.79	$15.57	$11.35	$19.35	$16.50	$13.74
Value at end of period	$18.72	$19.14	$19.93	$16.83	$14.31	$16.79	$15.57	$11.35	$19.35	$16.50
Number of accumulation units outstanding at end of period	2,251	1,295	3,715	11,085	12,364	4,512	23,796	23,618	8,913	2,320
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$22.88	$20.75	$16.04	$13.99	$14.57	$12.62	$9.44	$16.67	$14.39	$13.07
Value at end of period	$22.69	$22.88	$20.75	$16.04	$13.99	$14.57	$12.62	$9.44	$16.67	$14.39
Number of accumulation units outstanding at end of period	2,130	922	14,417	27,283	33,454	24,192	17,606	37,909	13,428	4,233
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$17.13	$15.99	$12.67	$10.96	$11.02	$9.72	$7.57	$13.41	$13.41	$11.32
Value at end of period	$16.20	$17.13	$15.99	$12.67	$10.96	$11.02	$9.72	$7.57	$13.41	$13.41
Number of accumulation units outstanding at end of period	206	398	4,886	4,332	9,958	5,672	2,526	8,301	32	123

CFI 181

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during December 2008)										
Value at beginning of period	$17.78	$16.22	$12.08	$10.69	$10.83	$8.85	$7.00	$7.00		
Value at end of period	$18.78	$17.78	$16.22	$12.08	$10.69	$10.83	$8.85	$7.00		
Number of accumulation units outstanding at end of period	0	0	0	0	110	23	0	1,868		
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
Value at beginning of period	$22.69	$21.90	$17.71	$15.83	$16.53	$15.08	$12.63	$17.48	$15.95	$13.95
Value at end of period	$21.59	$22.69	$21.90	$17.71	$15.83	$16.53	$15.08	$12.63	$17.48	$15.95
Number of accumulation units outstanding at end of period	43	41	98	91	1,707	1,411	1,938	3,778	828	213
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$22.95	$23.12	$17.19	$14.71	$15.49	$12.24	$9.60	$14.52	$15.07	$13.05
Value at end of period	$20.98	$22.95	$23.12	$17.19	$14.71	$15.49	$12.24	$9.60	$14.52	$15.07
Number of accumulation units outstanding at end of period	87	87	1,605	2,152	2,333	1,020	808	3,548	640	426
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)										
Value at beginning of period	$21.03	$19.81	$14.48	$13.25	$14.11	$11.13	$7.88	$13.88	$12.59	$11.86
Value at end of period	$20.35	$21.03	$19.81	$14.48	$13.25	$14.11	$11.13	$7.88	$13.88	$12.59
Number of accumulation units outstanding at end of period	0	0	0	3,767	3,394	3,746	2,953	3,809	0	1,085
FUNDAMENTAL INVESTORS℠ (CLASS R-3)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$14.00	$13.04	$10.06	$8.71	$9.00	$8.01	$6.48			
Value at end of period	$14.27	$14.00	$13.04	$10.06	$8.71	$9.00	$8.01			
Number of accumulation units outstanding at end of period	5,146	4,999	4,828	5,202	6,871	1,808	485			
INVESCO GLOBAL HEALTH CARE FUND (INVESTOR CLASS)										
Value at beginning of period	$65.99	$55.52	$39.44	$33.07	$32.14	$31.11	$24.72	$34.95	$31.77	$29.69
Value at end of period	$67.11	$65.99	$55.52	$39.44	$33.07	$32.14	$31.11	$24.72	$34.95	$31.77
Number of accumulation units outstanding at end of period	0	0	92	93	88	0	1,321	902	0	2
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$18.95	$18.36	$14.39	$13.20	$14.26	$12.83	$11.97			
Value at end of period	$17.90	$18.95	$18.36	$14.39	$13.20	$14.26	$12.83			
Number of accumulation units outstanding at end of period	0	18	1,011	910	1,210	2,284	1,380			
LORD ABBETT CORE FIXED INCOME FUND (CLASS A)										
(Funds were first received in this option during September 2014)										
Value at beginning of period	$11.13	$11.05								
Value at end of period	$10.93	$11.13								
Number of accumulation units outstanding at end of period	409	363								
LORD ABBETT DEVELOPING GROWTH FUND, INC. (CLASS A)										
(Funds were first received in this option during September 2014)										
Value at beginning of period	$24.22	$23.57								
Value at end of period	$21.78	$24.22								
Number of accumulation units outstanding at end of period	46	40								
LORD ABBETT MID CAP STOCK FUND, INC. (CLASS A)										
Value at beginning of period	$19.75	$17.92	$13.93	$12.33	$13.00	$10.49	$8.39	$14.04	$14.15	$12.76
Value at end of period	$18.80	$19.75	$17.92	$13.93	$12.33	$13.00	$10.49	$8.39	$14.04	$14.15
Number of accumulation units outstanding at end of period	82	82	109	1,319	2,984	1,355	132	7,708	6,272	5,341
LORD ABBETT RESEARCH FUND, INC. - SMALL-CAP VALUE SERIES (CLASS A)										
Value at beginning of period	$25.26	$25.12	$19.03	$17.44	$18.52	$14.86	$11.60	$17.05	$15.64	$13.16
Value at end of period	$24.64	$25.26	$25.12	$19.03	$17.44	$18.52	$14.86	$11.60	$17.05	$15.64
Number of accumulation units outstanding at end of period	0	0	9,154	10,382	9,219	8,430	291	645	683	954

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
MASSACHUSETTS INVESTORS GROWTH STOCK FUND (CLASS A)										
(Funds were first received in this option during October 2011)										
Value at beginning of period	$19.89	$18.07	$14.08	$12.20	$12.57					
Value at end of period	$19.61	$19.89	$18.07	$14.08	$12.20					
Number of accumulation units outstanding at end of period	404	363	0	287	546					
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during December 2008)										
Value at beginning of period	$16.37	$15.06	$11.08	$10.14	$10.61	$8.79	$6.84	$6.84		
Value at end of period	$16.04	$16.37	$15.06	$11.08	$10.14	$10.61	$8.79	$6.84		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	123		
NEW PERSPECTIVE FUND® (CLASS R-3)										
Value at beginning of period	$20.92	$20.56	$16.45	$13.81	$15.17	$13.65	$10.07	$16.43	$14.37	$12.16
Value at end of period	$21.72	$20.92	$20.56	$16.45	$13.81	$15.17	$13.65	$10.07	$16.43	$14.37
Number of accumulation units outstanding at end of period	925	1,351	781	4,156	3,884	3,067	799	285	501	967
OPPENHEIMER CAPITAL APPRECIATION FUND (CLASS A)										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$16.34	$14.38	$11.27	$10.05	$10.34	$9.60	$6.77	$12.68	$13.10	
Value at end of period	$16.64	$16.34	$14.38	$11.27	$10.05	$10.34	$9.60	$6.77	$12.68	
Number of accumulation units outstanding at end of period	0	0	0	1,014	1,006	1,178	675	13,185	8,539	
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$33.03	$35.15	$32.86	$27.55	$34.08	$27.19	$15.16	$29.54	$22.36	$18.10
Value at end of period	$28.02	$33.03	$35.15	$32.86	$27.55	$34.08	$27.19	$15.16	$29.54	$22.36
Number of accumulation units outstanding at end of period	2,224	2,213	3,633	4,213	4,019	843	905	1,302	789	836
OPPENHEIMER INTERNATIONAL BOND FUND (CLASS A)										
(Funds were first received in this option during September 2014)										
Value at beginning of period	$10.81	$11.16								
Value at end of period	$10.27	$10.81								
Number of accumulation units outstanding at end of period	1,572	1,248								
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$16.01	$15.02	$13.08	$11.90	$12.28	$11.12	$9.29	$13.58	$12.57	$11.50
Value at end of period	$15.72	$16.01	$15.02	$13.08	$11.90	$12.28	$11.12	$9.29	$13.58	$12.57
Number of accumulation units outstanding at end of period	37	37	99	578	1,417	817	901	451	434	1,290
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$13.76	$13.52	$15.10	$14.07	$12.77	$11.98	$10.26	$11.18	$11.01	
Value at end of period	$13.20	$13.76	$13.52	$15.10	$14.07	$12.77	$11.98	$10.26	$11.18	
Number of accumulation units outstanding at end of period	0	0	0	0	0	398	0	1,772	5	
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$7.15	$8.30	$8.59	$7.78	$10.31	$9.02	$6.64			
Value at end of period	$5.97	$7.15	$8.30	$8.59	$7.78	$10.31	$9.02			
Number of accumulation units outstanding at end of period	0	172	0	0	221	64	32			
PIONEER HIGH YIELD FUND (CLASS A)										
Value at beginning of period	$16.82	$17.06	$15.39	$13.56	$13.98	$12.05	$7.53	$12.11	$11.48	$10.52
Value at end of period	$15.79	$16.82	$17.06	$15.39	$13.56	$13.98	$12.05	$7.53	$12.11	$11.48
Number of accumulation units outstanding at end of period	26	259	2,696	2,306	4,819	3,704	2,405	1,191	557	4,672
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$23.83	$21.90	$16.91	$14.37	$15.34	$13.39	$12.19			
Value at end of period	$22.65	$23.83	$21.90	$16.91	$14.37	$15.34	$13.39			
Number of accumulation units outstanding at end of period	0	0	605	775	421	368	374			

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
TEMPLETON FOREIGN FUND (CLASS A)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$16.01	$18.18	$14.48	$12.38	$14.36	$13.41	$12.90			
Value at end of period	$14.68	$16.01	$18.18	$14.48	$12.38	$14.36	$13.41			
Number of accumulation units outstanding at end of period	0	0	2,364	4,404	3,039	3,834	2,533			
THE GROWTH FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$20.34	$18.88	$14.30	$12.03	$12.83	$11.58	$8.73	$14.53	$13.28	$12.14
Value at end of period	$21.13	$20.34	$18.88	$14.30	$12.03	$12.83	$11.58	$8.73	$14.53	$13.28
Number of accumulation units outstanding at end of period	3,487	2,159	9,544	27,272	34,010	20,645	38,983	56,800	26,581	9,182
THE INCOME FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$18.42	$17.24	$14.80	$13.42	$12.89	$11.68	$9.52	$13.59	$13.29	$11.92
Value at end of period	$17.88	$18.42	$17.24	$14.80	$13.42	$12.89	$11.68	$9.52	$13.59	$13.29
Number of accumulation units outstanding at end of period	329	323	2,307	6,850	3,316	0	0	6,607	0	34
VANGUARD® EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$20.79	$18.98	$14.84	$13.32	$12.28	$10.89	$9.49	$13.97	$14.58	
Value at end of period	$20.61	$20.79	$18.98	$14.84	$13.32	$12.28	$10.89	$9.49	$13.97	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	1,951	1,143	
VOYA BALANCED PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$15.28	$14.58	$12.66	$11.29	$11.60	$10.30	$8.76	$12.35		
Value at end of period	$14.79	$15.28	$14.58	$12.66	$11.29	$11.60	$10.30	$8.76		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0		
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$12.09	$12.21	$12.89	$12.11	$11.83	$10.35	$9.09			
Value at end of period	$11.42	$12.09	$12.21	$12.89	$12.11	$11.83	$10.35			
Number of accumulation units outstanding at end of period	723	1,063	3,039	5,015	4,506	4,788	2,501			
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$10.02									
Value at end of period	$9.34									
Number of accumulation units outstanding at end of period	114									
VOYA GNMA INCOME FUND (CLASS A)										
Value at beginning of period	$13.92	$13.41	$13.82	$13.58	$12.78	$12.17	$11.72	$11.09	$10.59	$10.27
Value at end of period	$13.99	$13.92	$13.41	$13.82	$13.58	$12.78	$12.17	$11.72	$11.09	$10.59
Number of accumulation units outstanding at end of period	0	0	6,398	9,032	11,490	10,246	6,869	2,606	0	0
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$21.93	$20.10	$15.61	$13.68	$13.92	$12.37	$11.25			
Value at end of period	$21.32	$21.93	$20.10	$15.61	$13.68	$13.92	$12.37			
Number of accumulation units outstanding at end of period	1,857	0	738	1,568	1,270	1,420	1,258			
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$16.63	$16.64	$15.94	$14.15	$13.71	$12.15	$8.23	$10.75	$10.72	
Value at end of period	$16.10	$16.63	$16.64	$15.94	$14.15	$13.71	$12.15	$8.23	$10.75	
Number of accumulation units outstanding at end of period	0	0	0	1,376	921	0	0	18	1,369	
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$17.85	$15.91	$12.15	$10.78	$10.95	$9.76	$8.04	$12.99	$12.56	$11.13
Value at end of period	$17.73	$17.85	$15.91	$12.15	$10.78	$10.95	$9.76	$8.04	$12.99	$12.56
Number of accumulation units outstanding at end of period	2	2	647	604	1,276	944	2,130	4,395	1,196	4,005

CFI 184

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$21.38	$19.81	$14.94	$12.89	$13.23	$11.02	$8.49	$13.81	$13.29	$12.32
Value at end of period	$20.68	$21.38	$19.81	$14.94	$12.89	$13.23	$11.02	$8.49	$13.81	$13.29
Number of accumulation units outstanding at end of period	0	0	1,602	3,012	3,261	2,011	684	1,343	116	884
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$19.82	$19.08	$13.57	$12.26	$12.54	$10.36	$8.42	$12.87	$13.93	$12.43
Value at end of period	$18.89	$19.82	$19.08	$13.57	$12.26	$12.54	$10.36	$8.42	$12.87	$13.93
Number of accumulation units outstanding at end of period	686	686	908	1,533	1,038	790	1,384	783	0	0
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during October 2011)										
Value at beginning of period	$15.04	$14.41	$12.46	$11.16	$11.29					
Value at end of period	$14.63	$15.04	$14.41	$12.46	$11.16					
Number of accumulation units outstanding at end of period	4,791	4,781	1,245	17,122	17,741					
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.00	$15.29	$12.70	$11.16	$11.69	$11.07				
Value at end of period	$15.54	$16.00	$15.29	$12.70	$11.16	$11.69				
Number of accumulation units outstanding at end of period	927	8,995	8,060	14,585	19,601	390				
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.53	$15.78	$12.88	$11.26	$11.90	$11.22				
Value at end of period	$16.03	$16.53	$15.78	$12.88	$11.26	$11.90				
Number of accumulation units outstanding at end of period	799	594	387	461	3,331	300				
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during October 2011)										
Value at beginning of period	$16.02	$15.26	$12.45	$10.88	$11.08					
Value at end of period	$15.52	$16.02	$15.26	$12.45	$10.88					
Number of accumulation units outstanding at end of period	0	0	0	0	451					
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$12.99									
Value at end of period	$12.68									
Number of accumulation units outstanding at end of period	4,296									
VOYA INTERMEDIATE BOND FUND (CLASS A)										
Value at beginning of period	$14.26	$13.54	$13.79	$12.81	$12.02	$11.08	$9.93	$11.16	$10.67	$10.39
Value at end of period	$14.15	$14.26	$13.54	$13.79	$12.81	$12.02	$11.08	$9.93	$11.16	$10.67
Number of accumulation units outstanding at end of period	0	0	3,588	3,588	3,570	3,741	33,540	22,686	2,104	5,245
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$14.16	$13.47	$13.68	$12.69	$11.97	$11.06	$10.06	$11.15	$10.96	
Value at end of period	$14.04	$14.16	$13.47	$13.68	$12.69	$11.97	$11.06	$10.06	$11.15	
Number of accumulation units outstanding at end of period	7,106	215	3,370	6,635	11,578	8,479	3,514	9,681	2,440	
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$8.96	$9.65	$8.06	$6.88	$7.56					
Value at end of period	$8.76	$8.96	$9.65	$8.06	$6.88					
Number of accumulation units outstanding at end of period	221	191	0	0	3,805					
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$17.36	$16.35								
Value at end of period	$18.21	$17.36								
Number of accumulation units outstanding at end of period	572	572								

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$13.27	$12.23	$9.48	$8.39	$8.22	$6.99	$6.29	$9.13	$9.31	
Value at end of period	$12.50	$13.27	$12.23	$9.48	$8.39	$8.22	$6.99	$6.29	$9.13	
Number of accumulation units outstanding at end of period	65	82	783	14,462	6,559	655	657	5,340	4,944	
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2013)										
Value at beginning of period	$13.24	$12.21	$11.13							
Value at end of period	$12.47	$13.24	$12.21							
Number of accumulation units outstanding at end of period	249	222	194							
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$13.07	$12.16	$10.18							
Value at end of period	$12.98	$13.07	$12.16							
Number of accumulation units outstanding at end of period	1,136	1,200	1,374							
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$9.96	$10.11	$10.28	$10.44	$10.60	$10.67				
Value at end of period	$9.80	$9.96	$10.11	$10.28	$10.44	$10.60				
Number of accumulation units outstanding at end of period	0	0	6,808	435	173	47				
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
(Funds were first received in this option during December 2008)										
Value at beginning of period	$18.88	$20.33	$15.99	$13.45	$16.52	$13.41	$9.32	$9.32		
Value at end of period	$20.16	$18.88	$20.33	$15.99	$13.45	$16.52	$13.41	$9.32		
Number of accumulation units outstanding at end of period	0	0	1,201	1,654	840	74	0	1,056		
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$15.33	$13.49	$10.48	$9.62	$10.20	$8.91	$7.26	$10.35		
Value at end of period	$15.06	$15.33	$13.49	$10.48	$9.62	$10.20	$8.91	$7.26		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	1,028	533		
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$15.27	$13.44	$10.44	$9.58	$10.16	$8.88	$6.94			
Value at end of period	$15.01	$15.27	$13.44	$10.44	$9.58	$10.16	$8.88			
Number of accumulation units outstanding at end of period	214	0	0	0	354	67	512			
VOYA REAL ESTATE FUND (CLASS A)										
Value at beginning of period	$25.90	$20.12	$19.99	$17.53	$16.21	$12.86	$10.03	$15.64	$18.95	$14.08
Value at end of period	$26.39	$25.90	$20.12	$19.99	$17.53	$16.21	$12.86	$10.03	$15.64	$18.95
Number of accumulation units outstanding at end of period	502	535	1,994	1,294	4,442	1,637	2,709	4,625	1,809	2,144
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2010)										
Value at beginning of period	$23.54	$21.10	$16.20	$14.34	$13.95	$12.89				
Value at end of period	$24.99	$23.54	$21.10	$16.20	$14.34	$13.95				
Number of accumulation units outstanding at end of period	150	243	0	0	1,046	140				
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$15.06	$13.52	$10.38	$9.10	$8.99	$8.13	$6.91			
Value at end of period	$15.17	$15.06	$13.52	$10.38	$9.10	$8.99	$8.13			
Number of accumulation units outstanding at end of period	233	605	379	5,410	4,825	4,699	4,089			

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$21.42	$19.30	$14.84	$12.94	$13.01	$11.84	$10.06			
Value at end of period	$20.39	$21.42	$19.30	$14.84	$12.94	$13.01	$11.84			
Number of accumulation units outstanding at end of period	138	106	26	4,890	4,504	3,932	4,723			
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$16.62	$14.94	$11.29	$9.78	$10.10	$8.17	$6.69			
Value at end of period	$15.93	$16.62	$14.94	$11.29	$9.78	$10.10	$8.17			
Number of accumulation units outstanding at end of period	554	4,616	530	4,073	2,685	511	472			
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$16.64	$16.07	$11.74	$10.26	$10.82	$8.67	$7.32			
Value at end of period	$15.67	$16.64	$16.07	$11.74	$10.26	$10.82	$8.67			
Number of accumulation units outstanding at end of period	115	592	492	6,286	3,332	662	437			
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$24.15	$22.91	$16.82	$14.85	$15.40	$12.51	$9.92	$14.55	$15.09	
Value at end of period	$23.69	$24.15	$22.91	$16.82	$14.85	$15.40	$12.51	$9.92	$14.55	
Number of accumulation units outstanding at end of period	484	570	338	431	535	66	33	0	3,652	
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.12	$14.50	$12.63	$11.27	$11.78	$11.04				
Value at end of period	$14.92	$15.12	$14.50	$12.63	$11.27	$11.78				
Number of accumulation units outstanding at end of period	5,101	9,174	12,448	11,218	54,416	66,377				
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.91	$15.24	$12.83	$11.28	$11.98	$11.20				
Value at end of period	$15.63	$15.91	$15.24	$12.83	$11.28	$11.98				
Number of accumulation units outstanding at end of period	15,695	8,806	10,491	9,383	76,157	57,032				
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.49	$15.75	$12.92	$11.32	$12.10	$11.25				
Value at end of period	$16.13	$16.49	$15.75	$12.92	$11.32	$12.10				
Number of accumulation units outstanding at end of period	6,299	1,436	1,566	1,395	34,417	27,319				
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$15.77	$15.02	$12.31	$10.80	$11.76					
Value at end of period	$15.44	$15.77	$15.02	$12.31	$10.80					
Number of accumulation units outstanding at end of period	0	114	0	0	57					
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$13.01	$12.45	$11.78	$10.87	$10.96	$10.49				
Value at end of period	$12.85	$13.01	$12.45	$11.78	$10.87	$10.96				
Number of accumulation units outstanding at end of period	870	60	0	0	17,995	9,865				
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.09	$14.33	$12.95	$11.67	$11.61	$10.59	$9.09	$12.05	$11.53	$10.77
Value at end of period	$14.87	$15.09	$14.33	$12.95	$11.67	$11.61	$10.59	$9.09	$12.05	$11.53
Number of accumulation units outstanding at end of period	13	0	902	5,987	7,585	4,114	2,497	4,612	113	123
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$15.95	$15.15	$12.53	$11.04	$11.51	$10.31	$8.34	$13.20	$12.73	$11.38
Value at end of period	$15.56	$15.95	$15.15	$12.53	$11.04	$11.51	$10.31	$8.34	$13.20	$12.73
Number of accumulation units outstanding at end of period	352	0	766	351	1,100	747	655	1,308	1,477	949

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.45	$14.67	$12.74	$11.35	$11.56	$10.45	$8.69	$12.65	$12.15	$11.06
Value at end of period	$15.17	$15.45	$14.67	$12.74	$11.35	$11.56	$10.45	$8.69	$12.65	$12.15
Number of accumulation units outstanding at end of period	3,417	2,665	1,823	6,387	8,199	6,385	4,572	6,008	1,346	1,518
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$12.11	$11.84								
Value at end of period	$11.98	$12.11								
Number of accumulation units outstanding at end of period	179	144								
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$25.57	$22.99	$17.69	$15.38	$16.05	$13.30				
Value at end of period	$24.85	$25.57	$22.99	$17.69	$15.38	$16.05				
Number of accumulation units outstanding at end of period	275	275	62	223	24	200				
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$25.42	$24.64	$17.94	$15.16	$14.99	$11.98	$8.96	$15.42	$14.69	$12.89
Value at end of period	$23.88	$25.42	$24.64	$17.94	$15.16	$14.99	$11.98	$8.96	$15.42	$14.69
Number of accumulation units outstanding at end of period	206	449	2,377	2,033	6,990	5,828	12,116	13,645	4,053	1,170
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$16.51	$12.87	$12.76	$11.18	$10.33	$8.17	$6.08	$9.57		
Value at end of period	$16.79	$16.51	$12.87	$12.76	$11.18	$10.33	$8.17	$6.08		
Number of accumulation units outstanding at end of period	638	229	0	448	915	204	203	2,207		
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$16.70	$14.97	$11.23	$10.12	$10.73	$9.68	$7.44	$12.37	$12.96	
Value at end of period	$17.01	$16.70	$14.97	$11.23	$10.12	$10.73	$9.68	$7.44	$12.37	
Number of accumulation units outstanding at end of period	3,065	228	0	0	1,314	6,410	2,446	7,366	2,007	
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$15.88	$15.39	$11.12	$9.84	$10.23	$8.25	$7.83			
Value at end of period	$15.24	$15.88	$15.39	$11.12	$9.84	$10.23	$8.25			
Number of accumulation units outstanding at end of period	0	47	0	186	170	0	7			
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$21.84	$20.84	$15.50	$13.68	$15.54	$12.24	$8.90	$14.79	$14.31	
Value at end of period	$21.24	$21.84	$20.84	$15.50	$13.68	$15.54	$12.24	$8.90	$14.79	
Number of accumulation units outstanding at end of period	276	278	2,599	3,859	3,960	1,620	843	7,301	3,539	
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$18.96	$17.57	$13.16	$11.21	$11.58	$10.17	$8.00	$12.73	$13.17	$11.57
Value at end of period	$17.63	$18.96	$17.57	$13.16	$11.21	$11.58	$10.17	$8.00	$12.73	$13.17
Number of accumulation units outstanding at end of period	0	0	1,301	1,317	996	0	13,402	15,243	0	1,198
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$13.42	$13.46	$14.45	$12.28	$15.20	$12.79	$7.55	$7.54		
Value at end of period	$11.17	$13.42	$13.46	$14.45	$12.28	$15.20	$12.79	$7.55		
Number of accumulation units outstanding at end of period	0	0	0	5,485	12,335	5,530	4,462	3,759		
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$25.85	$22.73	$17.47	$14.72	$14.61	$12.02	$9.67	$14.60	$14.43	$12.91
Value at end of period	$24.79	$25.85	$22.73	$17.47	$14.72	$14.61	$12.02	$9.67	$14.60	$14.43
Number of accumulation units outstanding at end of period	1,276	0	340	2,052	256	2,567	8,684	10,205	1,909	574

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$18.26	$18.09	$14.42	$12.01	$13.25	$11.57	$8.40	$14.27	$13.58	$11.66
Value at end of period	$18.76	$18.26	$18.09	$14.42	$12.01	$13.25	$11.57	$8.40	$14.27	$13.58
Number of accumulation units outstanding at end of period	124	109	3,107	7,939	6,628	7,341	0	12,122	6,699	7,051
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$18.37	$18.56	$16.74	$14.61	$14.92	$12.70	$7.71	$11.07	$11.15	
Value at end of period	$17.30	$18.37	$18.56	$16.74	$14.61	$14.92	$12.70	$7.71	$11.07	
Number of accumulation units outstanding at end of period	0	0	0	499	514	441	0	1,076	6,996	
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$20.89	$18.85	$15.61	$13.80	$13.58	$12.05	$9.15	$12.78	$12.39	$11.07
Value at end of period	$21.72	$20.89	$18.85	$15.61	$13.80	$13.58	$12.05	$9.15	$12.78	$12.39
Number of accumulation units outstanding at end of period	78	689	578	61	11,723	6,556	14,827	26,469	209	1,638
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$21.98	$19.91	$14.94	$13.03	$13.71	$10.82	$7.49	$13.36	$11.95	$11.09
Value at end of period	$22.12	$21.98	$19.91	$14.94	$13.03	$13.71	$10.82	$7.49	$13.36	$11.95
Number of accumulation units outstanding at end of period	0	0	0	6,305	0	0	0	0	966	570
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$18.89	$17.80	$13.88	$11.99	$12.24	$10.78	$8.73	$12.80		
Value at end of period	$17.38	$18.89	$17.80	$13.88	$11.99	$12.24	$10.78	$8.73		
Number of accumulation units outstanding at end of period	0	14	2,511	4,229	3,548	2,864	2,442	1,425		
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$21.18	$19.75	$14.38	$12.26	$12.56	$10.89	$7.72	$13.54	$12.49	$11.17
Value at end of period	$23.16	$21.18	$19.75	$14.38	$12.26	$12.56	$10.89	$7.72	$13.54	$12.49
Number of accumulation units outstanding at end of period	559	0	559	2,162	1,978	1,583	0	0	490	5,143
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$15.53	$15.89	$14.07	$11.99	$13.84	$11.65				
Value at end of period	$15.20	$15.53	$15.89	$14.07	$11.99	$13.84				
Number of accumulation units outstanding at end of period	0	0	0	0	482	379				
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.67	$12.68	$10.68	$9.11	$10.49	$9.76	$7.49	$12.17		
Value at end of period	$11.14	$11.67	$12.68	$10.68	$9.11	$10.49	$9.76	$7.49		
Number of accumulation units outstanding at end of period	378	0	1,372	1,370	852	880	702	598		
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$19.48	$20.26	$15.67	$13.01	$13.95	$13.08	$9.98	$16.75	$17.03	
Value at end of period	$17.83	$19.48	$20.26	$15.67	$13.01	$13.95	$13.08	$9.98	$16.75	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	6,784	2,243	
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$12.96	$13.49	$10.45	$8.69	$9.32	$8.75	$6.69	$11.21	$11.69	
Value at end of period	$11.83	$12.96	$13.49	$10.45	$8.69	$9.32	$8.75	$6.69	$11.21	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	87	
WANGER INTERNATIONAL										
(Funds were first received in this option during October 2010)										
Value at beginning of period	$11.82	$12.53	$10.37	$8.64	$10.25	$9.68				
Value at end of period	$11.68	$11.82	$12.53	$10.37	$8.64	$10.25				
Number of accumulation units outstanding at end of period	0	0	0	0	0	186				

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
WANGER USA										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$24.97	$24.15	$18.29	$15.44	$16.21	$12.88				
Value at end of period	$24.50	$24.97	$24.15	$18.29	$15.44	$16.21				
Number of accumulation units outstanding at end of period	0	0	0	0	171	70				
WASHINGTON MUTUAL INVESTORS FUND[SM] (CLASS R-3)										
Value at beginning of period	$18.74	$17.09	$13.15	$11.86	$11.24	$10.06	$8.57	$13.00	$12.69	$10.91
Value at end of period	$18.44	$18.74	$17.09	$13.15	$11.86	$11.24	$10.06	$8.57	$13.00	$12.69
Number of accumulation units outstanding at end of period	498	454	9,850	15,570	13,457	11,636	12	20	14,825	1,884

TABLE 24
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.15%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALGER CAPITAL APPRECIATION FUND (CLASS A)										
(Funds were first received in this option during September 2015)										
Value at beginning of period	$19.72									
Value at end of period	$21.13									
Number of accumulation units outstanding at end of period	461									
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC. (CLASS A)										
Value at beginning of period	$17.60	$16.39	$12.37	$10.67	$10.25	$9.18	$7.69	$13.16	$12.65	$12.25
Value at end of period	$17.57	$17.60	$16.39	$12.37	$10.67	$10.25	$9.18	$7.69	$13.16	$12.65
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	177	0	1,275	395
AMERICAN BALANCED FUND® (CLASS R-3)										
Value at beginning of period	$17.85	$16.64	$13.88	$12.33	$12.05	$10.82	$9.07	$12.39	$11.79	$10.71
Value at end of period	$17.88	$17.85	$16.64	$13.88	$12.33	$12.05	$10.82	$9.07	$12.39	$11.79
Number of accumulation units outstanding at end of period	113	0	0	0	2,263	0	0	0	16,779	8,592
ARIEL APPRECIATION FUND (INVESTOR CLASS)										
Value at beginning of period	$21.28	$19.97	$13.87	$11.79	$12.92	$10.97	$6.83	$11.70	$12.05	$11.78
Value at end of period	$19.66	$21.28	$19.97	$13.87	$11.79	$12.92	$10.97	$6.83	$11.70	$12.05
Number of accumulation units outstanding at end of period	1	0	0	0	0	0	0	0	35	3,037
ARIEL FUND (INVESTOR CLASS)										
Value at beginning of period	$20.06	$18.36	$12.88	$10.87	$12.44	$10.02	$6.23	$12.22	$12.62	$11.61
Value at end of period	$18.95	$20.06	$18.36	$12.88	$10.87	$12.44	$10.02	$6.23	$12.22	$12.62
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	1,517	1,582	3,549	1,977
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$18.87	$19.32	$15.65	$15.55						
Value at end of period	$17.89	$18.87	$19.32	$15.65						
Number of accumulation units outstanding at end of period	133	9	1,911	1,591						
BLACKROCK EQUITY DIVIDEND FUND (INVESTOR A SHARES)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$17.92	$16.64	$13.55	$12.26	$12.48					
Value at end of period	$17.63	$17.92	$16.64	$13.55	$12.26					
Number of accumulation units outstanding at end of period	624	74	2,209	7,289	5,234					

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
CAPITAL WORLD GROWTH AND INCOME FUND℠ (CLASS R-3)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$18.33	$17.88	$14.53	$12.37	$14.18					
Value at end of period	$17.67	$18.33	$17.88	$14.53	$12.37					
Number of accumulation units outstanding at end of period	0	0	0	3,655	3,501					
COLUMBIA℠ ACORN® FUND (CLASS A)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$18.33	$18.47	$14.35	$12.36	$13.95					
Value at end of period	$17.74	$18.33	$18.47	$14.35	$12.36					
Number of accumulation units outstanding at end of period	0	0	0	1,527	1,419					
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$15.38	$14.56								
Value at end of period	$14.38	$15.38								
Number of accumulation units outstanding at end of period	0	2,302								
CRM MID CAP VALUE FUND (INVESTOR SHARES)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$20.61	$19.76	$15.05	$12.97	$15.35					
Value at end of period	$19.81	$20.61	$19.76	$15.05	$12.97					
Number of accumulation units outstanding at end of period	0	0	0	1,349	1,292					
EUROPACIFIC GROWTH FUND® (CLASS R-3)										
Value at beginning of period	$19.04	$19.84	$16.75	$14.25	$16.74	$15.52	$11.32	$19.31	$16.48	$13.73
Value at end of period	$18.61	$19.04	$19.84	$16.75	$14.25	$16.74	$15.52	$11.32	$19.31	$16.48
Number of accumulation units outstanding at end of period	1,262	1,184	1,213	4,237	4,941	1,377	5,050	5,113	5,994	4,534
FIDELITY® ADVISOR NEW INSIGHTS FUND (INSTITUTIONAL CLASS)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$19.16	$17.77	$13.59	$11.89	$12.59					
Value at end of period	$19.36	$19.16	$17.77	$13.59	$11.89					
Number of accumulation units outstanding at end of period	0	0	0	5,394	5,190					
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$22.76	$20.65	$15.97	$13.93	$14.52	$12.58	$9.41	$16.63	$14.37	$13.06
Value at end of period	$22.56	$22.76	$20.65	$15.97	$13.93	$14.52	$12.58	$9.41	$16.63	$14.37
Number of accumulation units outstanding at end of period	1,254	1,621	1,103	5,832	7,233	1,318	21,222	6,404	18,511	16,055
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$17.04	$15.91	$12.61	$10.92	$10.98	$9.69	$7.56	$13.38	$13.39	
Value at end of period	$16.11	$17.04	$15.91	$12.61	$10.92	$10.98	$9.69	$7.56	$13.38	
Number of accumulation units outstanding at end of period	15	0	0	0	0	0	1,155	768	136	
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$17.69	$16.14	$12.02	$10.65	$10.79	$8.83	$6.63			
Value at end of period	$18.66	$17.69	$16.14	$12.02	$10.65	$10.79	$8.83			
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	1,652			
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
Value at beginning of period	$22.57	$21.79	$17.63	$15.77	$16.47	$15.04	$12.60	$17.44	$15.93	$14.33
Value at end of period	$21.46	$22.57	$21.79	$17.63	$15.77	$16.47	$15.04	$12.60	$17.44	$15.93
Number of accumulation units outstanding at end of period	0	28	0	0	362	70	2,380	2,556	3,372	986
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$22.83	$23.01	$17.12	$14.66	$15.43	$12.20	$9.57	$14.49	$15.05	$13.04
Value at end of period	$20.86	$22.83	$23.01	$17.12	$14.66	$15.43	$12.20	$9.57	$14.49	$15.05
Number of accumulation units outstanding at end of period	876	866	767	2,911	780	582	358	797	4,382	2,428

CFI 191

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)										
Value at beginning of period	$20.92	$19.72	$14.42	$13.19	$14.06	$11.10	$7.86	$13.85	$12.57	$11.85
Value at end of period	$20.23	$20.92	$19.72	$14.42	$13.19	$14.06	$11.10	$7.86	$13.85	$12.57
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	796	0
FUNDAMENTAL INVESTORS^SM (CLASS R-3)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$13.96	$13.00	$10.03	$8.69	$8.99	$7.88				
Value at end of period	$14.21	$13.96	$13.00	$10.03	$8.69	$8.99				
Number of accumulation units outstanding at end of period	1,471	75	2,548	523	0	357				
INVESCO ENDEAVOR FUND (CLASS A)										
(Funds were first received in this option during September 2015)										
Value at beginning of period	$17.40									
Value at end of period	$16.77									
Number of accumulation units outstanding at end of period	104									
INVESCO GLOBAL HEALTH CARE FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2015)										
Value at beginning of period	$68.19									
Value at end of period	$66.76									
Number of accumulation units outstanding at end of period	331									
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$18.84	$18.27	$14.32	$13.15	$14.21	$12.79	$9.44			
Value at end of period	$17.79	$18.84	$18.27	$14.32	$13.15	$14.21	$12.79			
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	4,976			
LORD ABBETT CORE FIXED INCOME FUND (CLASS A)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$11.10	$10.60	$11.00	$10.53	$10.18					
Value at end of period	$10.89	$11.10	$10.60	$11.00	$10.53					
Number of accumulation units outstanding at end of period	0	0	0	4,392	4,195					
LORD ABBETT MID CAP STOCK FUND, INC. (CLASS A)										
Value at beginning of period	$19.64	$17.84	$13.87	$12.28	$12.96	$10.46	$8.37	$14.01	$14.13	$12.74
Value at end of period	$18.69	$19.64	$17.84	$13.87	$12.28	$12.96	$10.46	$8.37	$14.01	$14.13
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	3,391	5,944
MASSACHUSETTS INVESTORS GROWTH STOCK FUND (CLASS A)										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$19.78	$17.98	$14.01	$12.16	$12.17	$10.80	$7.80	$12.55	$11.46	
Value at end of period	$19.50	$19.78	$17.98	$14.01	$12.16	$12.17	$10.80	$7.80	$12.55	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	80	
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during March 2008)										
Value at beginning of period	$16.30	$15.00	$11.04	$10.11	$10.59	$8.77	$6.83	$10.32		
Value at end of period	$15.97	$16.30	$15.00	$11.04	$10.11	$10.59	$8.77	$6.83		
Number of accumulation units outstanding at end of period	1,652	1,550	1,111	173	0	0	287	62		
NEW PERSPECTIVE FUND® (CLASS R-3)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$20.80	$20.46	$16.37	$13.76	$15.11	$13.61	$10.04	$16.40	$14.30	
Value at end of period	$21.60	$20.80	$20.46	$16.37	$13.76	$15.11	$13.61	$10.04	$16.40	
Number of accumulation units outstanding at end of period	1,331	1,168	1,167	971	2,039	123	19	138	45	
OPPENHEIMER CAPITAL APPRECIATION FUND (CLASS A)										
Value at beginning of period	$16.25	$14.31	$11.22	$10.01	$10.30	$9.57	$6.76	$12.66	$11.28	$11.13
Value at end of period	$16.54	$16.25	$14.31	$11.22	$10.01	$10.30	$9.57	$6.76	$12.66	$11.28
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	5,097

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$32.85	$34.98	$32.72	$27.44	$33.96	$27.11	$15.12	$29.49	$22.33	$18.08
Value at end of period	$27.85	$32.85	$34.98	$32.72	$27.44	$33.96	$27.11	$15.12	$29.49	$22.33
Number of accumulation units outstanding at end of period	701	603	1,105	555	0	178	153	117	685	747
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$15.92	$14.94	$13.02	$11.86	$12.24	$11.09	$9.26	$13.55	$13.55	
Value at end of period	$15.62	$15.92	$14.94	$13.02	$11.86	$12.24	$11.09	$9.26	$13.55	
Number of accumulation units outstanding at end of period	0	0	0	0	0	127	127	127	72	
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$13.70	$13.47	$15.05	$14.03	$12.74	$11.95	$10.24	$11.54		
Value at end of period	$13.14	$13.70	$13.47	$15.05	$14.03	$12.74	$11.95	$10.24		
Number of accumulation units outstanding at end of period	1,673	1,734	1,738	1,759	1,046	0	0	306		
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2008)										
Value at beginning of period	$7.12	$8.27	$8.56	$7.76	$10.29	$9.01	$5.24	$4.59		
Value at end of period	$5.94	$7.12	$8.27	$8.56	$7.76	$10.29	$9.01	$5.24		
Number of accumulation units outstanding at end of period	92	0	189	148	151	160	77	11		
PIONEER HIGH YIELD FUND (CLASS A)										
Value at beginning of period	$16.72	$16.98	$15.33	$13.51	$13.94	$12.01	$7.52	$12.09	$11.46	$10.51
Value at end of period	$15.69	$16.72	$16.98	$15.33	$13.51	$13.94	$12.01	$7.52	$12.09	$11.46
Number of accumulation units outstanding at end of period	593	842	445	2,905	3,456	1,642	1,391	1,610	4,310	3,317
TEMPLETON FOREIGN FUND (CLASS A)										
Value at beginning of period	$15.92	$18.09	$14.42	$12.33	$14.31	$13.37	$9.05	$17.02	$14.71	$12.43
Value at end of period	$14.59	$15.92	$18.09	$14.42	$12.33	$14.31	$13.37	$9.05	$17.02	$14.71
Number of accumulation units outstanding at end of period	6	590	0	0	0	0	0	0	6,696	3,827
THE GROWTH FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$20.23	$18.78	$14.24	$11.98	$12.78	$11.55	$8.71	$14.50	$13.26	$12.13
Value at end of period	$21.00	$20.23	$18.78	$14.24	$11.98	$12.78	$11.55	$8.71	$14.50	$13.26
Number of accumulation units outstanding at end of period	692	963	688	1,896	7,117	5,918	5,015	4,175	11,704	6,644
THE INCOME FUND OF AMERICA® (CLASS R-3)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$18.32	$17.16	$14.74	$13.36	$12.85	$11.65	$9.50	$13.57	$13.30	
Value at end of period	$17.78	$18.32	$17.16	$14.74	$13.36	$12.85	$11.65	$9.50	$13.57	
Number of accumulation units outstanding at end of period	399	684	47	120	2,254	223	616	510	1,923	
VANGUARD® EQUITY INCOME PORTFOLIO										
Value at beginning of period	$20.68	$18.89	$14.78	$13.26	$12.24	$10.86	$9.46	$13.94	$13.57	$13.19
Value at end of period	$20.49	$20.68	$18.89	$14.78	$13.26	$12.24	$10.86	$9.46	$13.94	$13.57
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	577
VICTORY SMALL COMPANY OPPORTUNITY FUND (CLASS R)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$19.05	$18.15	$13.85	$13.78						
Value at end of period	$18.66	$19.05	$18.15	$13.85						
Number of accumulation units outstanding at end of period	159	32	672	603						
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$12.05	$12.17	$12.86	$12.08	$11.81	$10.34	$8.62	$10.14		
Value at end of period	$11.37	$12.05	$12.17	$12.86	$12.08	$11.81	$10.34	$8.62		
Number of accumulation units outstanding at end of period	953	1,208	1,184	985	0	29	0	165		

CFI 193

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA GNMA INCOME FUND (CLASS A)										
Value at beginning of period	$13.85	$13.35	$13.76	$13.53	$12.74	$12.13	$11.69	$11.07	$10.58	$10.19
Value at end of period	$13.91	$13.85	$13.35	$13.76	$13.53	$12.74	$12.13	$11.69	$11.07	$10.58
Number of accumulation units outstanding at end of period	3	0	908	845	333	1,162	1,147	581	0	1,434
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$21.87	$20.05	$15.58	$13.66	$13.90	$12.37	$11.25			
Value at end of period	$21.25	$21.87	$20.05	$15.58	$13.66	$13.90	$12.37			
Number of accumulation units outstanding at end of period	0	0	0	0	0	156	156			
VOYA GROWTH OPPORTUNITIES FUND (CLASS A)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$19.56	$17.53	$13.81	$13.79						
Value at end of period	$20.46	$19.56	$17.53	$13.81						
Number of accumulation units outstanding at end of period	68	14	6,076	4,582						
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$17.75	$15.84	$12.10	$10.74	$10.91	$9.73	$8.02	$12.97	$12.54	$11.12
Value at end of period	$17.63	$17.75	$15.84	$12.10	$10.74	$10.91	$9.73	$8.02	$12.97	$12.54
Number of accumulation units outstanding at end of period	0	0	0	0	875	826	2,692	843	1,179	311
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$21.26	$19.71	$14.88	$12.84	$13.19	$10.99	$8.47	$13.78	$13.27	$12.31
Value at end of period	$20.56	$21.26	$19.71	$14.88	$12.84	$13.19	$10.99	$8.47	$13.78	$13.27
Number of accumulation units outstanding at end of period	0	0	0	3,962	550	618	67	46	6,517	3,846
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$19.71	$18.98	$13.51	$12.21	$12.49	$10.33	$8.40	$12.85	$13.91	$12.42
Value at end of period	$18.78	$19.71	$18.98	$13.51	$12.21	$12.49	$10.33	$8.40	$12.85	$13.91
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	12	6	1,072	2,204
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$15.00	$14.38	$12.45	$12.02						
Value at end of period	$14.59	$15.00	$14.38	$12.45						
Number of accumulation units outstanding at end of period	0	0	9	237						
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$15.96	$15.26	$12.68	$12.64						
Value at end of period	$15.50	$15.96	$15.26	$12.68						
Number of accumulation units outstanding at end of period	0	0	437	5						
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$16.49	$15.75	$12.86	$11.25	$12.47					
Value at end of period	$15.98	$16.49	$15.75	$12.86	$11.25					
Number of accumulation units outstanding at end of period	89	0	1,730	1,510	790					
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$15.98	$15.23	$12.43	$10.87	$12.05					
Value at end of period	$15.48	$15.98	$15.23	$12.43	$10.87					
Number of accumulation units outstanding at end of period	635	30	536	1,715	1,357					
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$12.95	$12.38	$11.64	$11.61						
Value at end of period	$12.64	$12.95	$12.38	$11.64						
Number of accumulation units outstanding at end of period	0	0	15	8						

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA INTERMEDIATE BOND FUND (CLASS A)										
Value at beginning of period	$14.18	$13.47	$13.73	$12.76	$11.98	$11.05	$9.91	$11.14	$10.66	$10.38
Value at end of period	$14.06	$14.18	$13.47	$13.73	$12.76	$11.98	$11.05	$9.91	$11.14	$10.66
Number of accumulation units outstanding at end of period	0	0	0	0	3,199	653	5,445	4,489	6,428	2,753
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.09	$13.41	$13.62	$12.64	$11.93	$11.03	$10.03	$11.13	$10.66	$10.30
Value at end of period	$13.96	$14.09	$13.41	$13.62	$12.64	$11.93	$11.03	$10.03	$11.13	$10.66
Number of accumulation units outstanding at end of period	1,539	0	250	0	0	799	936	1,638	667	9,271
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2015)										
Value at beginning of period	$16.75									
Value at end of period	$18.17									
Number of accumulation units outstanding at end of period	1,684									
VOYA LARGE CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$13.14									
Value at end of period	$12.32									
Number of accumulation units outstanding at end of period	2									
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$13.21	$12.19	$9.45	$8.37	$8.20	$6.98	$6.29	$9.13	$9.30	
Value at end of period	$12.44	$13.21	$12.19	$9.45	$8.37	$8.20	$6.98	$6.29	$9.13	
Number of accumulation units outstanding at end of period	0	0	0	0	990	345	5,247	4,582	92	
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$18.77	$20.23	$15.92	$13.40	$16.46	$13.37	$9.30	$19.52	$18.55	
Value at end of period	$20.04	$18.77	$20.23	$15.92	$13.40	$16.46	$13.37	$9.30	$19.52	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	1,048	673	14	
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$15.27	$13.44	$10.44	$9.59	$10.17	$8.89	$7.25	$11.25	$11.44	
Value at end of period	$14.99	$15.27	$13.44	$10.44	$9.59	$10.17	$8.89	$7.25	$11.25	
Number of accumulation units outstanding at end of period	0	0	0	1,052	1,037	914	4,077	1,223	488	
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$15.21	$13.39	$10.41	$9.56	$10.14	$8.72				
Value at end of period	$14.94	$15.21	$13.39	$10.41	$9.56	$10.14				
Number of accumulation units outstanding at end of period	0	2,215	0	0	0	260				
VOYA REAL ESTATE FUND (CLASS A)										
Value at beginning of period	$25.76	$20.02	$19.90	$17.46	$16.15	$12.82	$10.01	$15.61	$18.92	$14.07
Value at end of period	$26.23	$25.76	$20.02	$19.90	$17.46	$16.15	$12.82	$10.01	$15.61	$18.92
Number of accumulation units outstanding at end of period	0	0	0	0	0	139	2,726	75	1,426	1,732
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$15.01	$13.48	$10.35	$9.09	$8.98	$8.12	$6.91			
Value at end of period	$15.11	$15.01	$13.48	$10.35	$9.09	$8.98	$8.12			
Number of accumulation units outstanding at end of period	0	0	0	0	0	1,102	1,624			
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$27.15	$26.06	$18.99	$16.71	$18.08					
Value at end of period	$26.54	$27.15	$26.06	$18.99	$16.71					
Number of accumulation units outstanding at end of period	550	3	101	1,018	963					

CFI 195

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$24.01	$22.80	$16.74	$14.79	$15.34	$12.48	$9.89	$14.52	$13.91	
Value at end of period	$23.55	$24.01	$22.80	$16.74	$14.79	$15.34	$12.48	$9.89	$14.52	
Number of accumulation units outstanding at end of period	132	0	127	0	0	5	8,645	6	371	
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.08	$14.47	$12.61	$11.26	$11.77	$11.04				
Value at end of period	$14.87	$15.08	$14.47	$12.61	$11.26	$11.77				
Number of accumulation units outstanding at end of period	8,252	5,909	7,702	3,074	27,331	55,388				
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.87	$15.21	$12.81	$11.27	$11.97	$11.20				
Value at end of period	$15.59	$15.87	$15.21	$12.81	$11.27	$11.97				
Number of accumulation units outstanding at end of period	5,707	361	7,148	1,517	15,789	15,418				
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.45	$15.72	$12.90	$11.31	$12.09	$11.25				
Value at end of period	$16.09	$16.45	$15.72	$12.90	$11.31	$12.09				
Number of accumulation units outstanding at end of period	629	0	740	2,059	10,143	12,517				
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during November 2013)										
Value at beginning of period	$15.73	$15.00	$14.70							
Value at end of period	$15.39	$15.73	$15.00							
Number of accumulation units outstanding at end of period	147	0	83							
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$12.98	$12.43	$11.77	$10.86	$10.96	$10.49				
Value at end of period	$12.81	$12.98	$12.43	$11.77	$10.86	$10.96				
Number of accumulation units outstanding at end of period	2,436	0	53	1,605	2,000	4,328				
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.01	$14.26	$12.89	$11.63	$11.57	$10.55	$9.07	$12.02	$11.51	$11.05
Value at end of period	$14.79	$15.01	$14.26	$12.89	$11.63	$11.57	$10.55	$9.07	$12.02	$11.51
Number of accumulation units outstanding at end of period	680	0	0	0	0	0	0	0	1,499	1,334
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$15.86	$15.08	$12.48	$10.99	$11.47	$10.28	$8.32	$13.18	$13.65	
Value at end of period	$15.47	$15.86	$15.08	$12.48	$10.99	$11.47	$10.28	$8.32	$13.18	
Number of accumulation units outstanding at end of period	1,328	0	0	0	0	0	199	0	91	
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$15.37	$14.59	$12.68	$11.31	$11.52	$10.42	$8.66	$12.63	$12.23	
Value at end of period	$15.08	$15.37	$14.59	$12.68	$11.31	$11.52	$10.42	$8.66	$12.63	
Number of accumulation units outstanding at end of period	342	0	0	0	0	0	0	0	1,903	
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$12.07	$11.58	$12.05	$12.04						
Value at end of period	$11.93	$12.07	$11.58	$12.05						
Number of accumulation units outstanding at end of period	0	0	2,285	1,630						

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$25.43	$22.88	$17.62	$15.31	$16.56					
Value at end of period	$24.71	$25.43	$22.88	$17.62	$15.31					
Number of accumulation units outstanding at end of period	0	0	0	956	919					
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$25.28	$24.51	$17.86	$15.10	$14.94	$11.95	$8.94	$15.39	$15.05	
Value at end of period	$23.74	$25.28	$24.51	$17.86	$15.10	$14.94	$11.95	$8.94	$15.39	
Number of accumulation units outstanding at end of period	1,699	1,209	3,355	3,265	2,404	766	3,538	2,585	3,195	
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$16.44	$12.82	$12.72	$11.14	$10.31	$8.15	$6.08	$10.01	$10.32	
Value at end of period	$16.71	$16.44	$12.82	$12.72	$11.14	$10.31	$8.15	$6.08	$10.01	
Number of accumulation units outstanding at end of period	2,025	1,644	1,814	1,483	1,294	521	530	713	1,504	
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.61	$14.90	$11.18	$10.08	$10.69	$9.65	$7.42	$12.35	$11.99	$11.05
Value at end of period	$16.91	$16.61	$14.90	$11.18	$10.08	$10.69	$9.65	$7.42	$12.35	$11.99
Number of accumulation units outstanding at end of period	134	0	118	0	0	0	36	5	979	47
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2008)										
Value at beginning of period	$15.81	$15.33	$11.08	$9.81	$10.20	$8.24	$6.68	$9.42		
Value at end of period	$15.17	$15.81	$15.33	$11.08	$9.81	$10.20	$8.24	$6.68		
Number of accumulation units outstanding at end of period	63	0	46	0	0	0	4	19		
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$21.74	$20.75	$15.44	$13.63	$15.49	$12.21	$8.88	$13.71		
Value at end of period	$21.12	$21.74	$20.75	$15.44	$13.63	$15.49	$12.21	$8.88		
Number of accumulation units outstanding at end of period	1,036	1,130	1,085	928	480	327	809	854		
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$18.86	$17.48	$13.10	$11.17	$11.54	$10.14	$7.98	$12.70	$13.15	$11.85
Value at end of period	$17.53	$18.86	$17.48	$13.10	$11.17	$11.54	$10.14	$7.98	$12.70	$13.15
Number of accumulation units outstanding at end of period	0	0	0	0	0	440	1,807	1,377	4,441	7,830
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2015)										
Value at beginning of period	$16.70									
Value at end of period	$17.31									
Number of accumulation units outstanding at end of period	578									
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$13.36	$13.41	$14.40	$12.24	$15.17	$12.77	$7.54	$15.66	$15.72	
Value at end of period	$11.11	$13.36	$13.41	$14.40	$12.24	$15.17	$12.77	$7.54	$15.66	
Number of accumulation units outstanding at end of period	309	429	351	1,008	84	242	2,099	618	1,576	
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$25.71	$22.62	$17.39	$14.66	$14.56	$11.98	$9.65	$14.57	$14.83	
Value at end of period	$24.64	$25.71	$22.62	$17.39	$14.66	$14.56	$11.98	$9.65	$14.57	
Number of accumulation units outstanding at end of period	965	283	1,945	3,237	1,490	57	1,377	1,212	2,593	

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$22.07	$20.63	$15.03	$12.82	$14.19					
Value at end of period	$21.00	$22.07	$20.63	$15.03	$12.82					
Number of accumulation units outstanding at end of period	512	0	0	1,797	1,704					
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$18.17	$18.01	$14.37	$11.97	$13.21	$11.55	$8.39	$14.25	$13.56	$11.66
Value at end of period	$18.66	$18.17	$18.01	$14.37	$11.97	$13.21	$11.55	$8.39	$14.25	$13.56
Number of accumulation units outstanding at end of period	496	0	0	0	332	0	13,688	1,018	1,405	3,522
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$18.29	$18.49	$16.69	$14.57	$14.88	$12.68	$7.70	$11.06	$11.31	
Value at end of period	$17.22	$18.29	$18.49	$16.69	$14.57	$14.88	$12.68	$7.70	$11.06	
Number of accumulation units outstanding at end of period	833	5	969	497	625	0	0	0	626	
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$20.79	$18.77	$15.55	$13.76	$13.54	$12.02	$9.14	$12.76	$12.38	$11.40
Value at end of period	$21.60	$20.79	$18.77	$15.55	$13.76	$13.54	$12.02	$9.14	$12.76	$12.38
Number of accumulation units outstanding at end of period	809	1,750	79	410	4,015	4,006	21,728	4,495	16,833	15
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$18.79	$17.71	$13.82	$11.94	$12.20	$10.74	$8.70	$13.71	$13.63	
Value at end of period	$17.28	$18.79	$17.71	$13.82	$11.94	$12.20	$10.74	$8.70	$13.71	
Number of accumulation units outstanding at end of period	960	848	769	0	2,157	10	1,412	1,174	1,382	
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$21.06	$19.65	$14.31	$12.21	$12.51	$10.86	$7.70	$13.51	$12.47	$11.16
Value at end of period	$23.02	$21.06	$19.65	$14.31	$12.21	$12.51	$10.86	$7.70	$13.51	$12.47
Number of accumulation units outstanding at end of period	1	0	0	0	0	0	382	169	1,809	0
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$11.62	$12.63	$10.65	$9.08	$10.46	$9.75	$7.48	$12.74		
Value at end of period	$11.08	$11.62	$12.63	$10.65	$9.08	$10.46	$9.75	$7.48		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0		
WANGER SELECT										
(Funds were first received in this option during December 2015)										
Value at beginning of period	$17.19									
Value at end of period	$16.93									
Number of accumulation units outstanding at end of period	269									
WASHINGTON MUTUAL INVESTORS FUND^{SM} (CLASS R-3)										
Value at beginning of period	$18.63	$17.01	$13.09	$11.81	$11.20	$10.03	$8.55	$12.98	$12.67	$10.90
Value at end of period	$18.33	$18.63	$17.01	$13.09	$11.81	$11.20	$10.03	$8.55	$12.98	$12.67
Number of accumulation units outstanding at end of period	483	412	463	1,110	0	1,571	962	406	11,593	6,544

Condensed Financial Information (continued)

TABLE 25
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.20%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALGER GREEN FUND (CLASS A)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$12.89	$12.46	$9.89							
Value at end of period	$13.04	$12.89	$12.46							
Number of accumulation units outstanding at end of period	0	47	46							
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during April 2013)										
Value at beginning of period	$20.19	$17.96	$15.78							
Value at end of period	$19.81	$20.19	$17.96							
Number of accumulation units outstanding at end of period	1,206	1,206	1,127							
AMERICAN BALANCED FUND® (CLASS R-3)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$17.76	$16.56	$13.81	$12.28	$12.01	$10.79	$9.05	$12.36	$12.31	
Value at end of period	$17.78	$17.76	$16.56	$13.81	$12.28	$12.01	$10.79	$9.05	$12.36	
Number of accumulation units outstanding at end of period	10	8,999	8,888	12	13	3,422	2,811	1,755	463	
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$11.72	$11.59	$12.96	$12.81						
Value at end of period	$11.29	$11.72	$11.59	$12.96						
Number of accumulation units outstanding at end of period	0	0	0	9,481						
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$19.95	$18.26	$12.82	$10.82	$12.40	$10.00	$6.04			
Value at end of period	$18.84	$19.95	$18.26	$12.82	$10.82	$12.40	$10.00			
Number of accumulation units outstanding at end of period	0	52	0	1,499	1,314	1,043	1,396			
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during May 2015)										
Value at beginning of period	$19.56									
Value at end of period	$17.83									
Number of accumulation units outstanding at end of period	58									
BLACKROCK EQUITY DIVIDEND FUND (INVESTOR A SHARES)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$17.87	$16.60	$14.22							
Value at end of period	$17.57	$17.87	$16.60							
Number of accumulation units outstanding at end of period	1,348	1,448	1,357							
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$23.67	$22.54	$20.04							
Value at end of period	$21.75	$23.67	$22.54							
Number of accumulation units outstanding at end of period	0	0	33							
CAPITAL WORLD GROWTH AND INCOME FUND℠ (CLASS R-3)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$18.27	$17.84	$15.04							
Value at end of period	$17.61	$18.27	$17.84							
Number of accumulation units outstanding at end of period	0	661	508							

CFI 199

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$15.32	$13.88	$10.41	$9.06	$9.60	$7.92	$7.40			
Value at end of period	$14.33	$15.32	$13.88	$10.41	$9.06	$9.60	$7.92			
Number of accumulation units outstanding at end of period	1	1	1	1	36	2	2			
DODGE & COX STOCK FUND										
(Funds were first received in this option during November 2011)										
Value at beginning of period	$19.54	$18.00	$13.03	$10.86	$10.76					
Value at end of period	$18.35	$19.54	$18.00	$13.03	$10.86					
Number of accumulation units outstanding at end of period	0	0	0	0	41					
EUROPACIFIC GROWTH FUND® (CLASS R-3)										
Value at beginning of period	$18.93	$19.74	$16.68	$14.20	$16.68	$15.48	$11.29	$19.28	$16.45	$15.26
Value at end of period	$18.50	$18.93	$19.74	$16.68	$14.20	$16.68	$15.48	$11.29	$19.28	$16.45
Number of accumulation units outstanding at end of period	722	2,392	1,942	7,084	6,411	9,993	7,665	205	0	119
FIDELITY® ADVISOR NEW INSIGHTS FUND (INSTITUTIONAL CLASS)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$19.11	$17.73	$14.25							
Value at end of period	$19.30	$19.11	$17.73							
Number of accumulation units outstanding at end of period	0	98	95							
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$22.63	$20.54	$15.90	$13.88	$14.47	$12.54	$9.39	$16.60	$14.35	$13.55
Value at end of period	$22.42	$22.63	$20.54	$15.90	$13.88	$14.47	$12.54	$9.39	$16.60	$14.35
Number of accumulation units outstanding at end of period	3,037	6,413	3,272	21,327	18,546	27,242	19,650	13,788	6,635	1,784
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$16.94	$15.84	$12.56	$10.88	$10.95	$9.66	$7.54	$13.36	$13.27	
Value at end of period	$16.01	$16.94	$15.84	$12.56	$10.88	$10.95	$9.66	$7.54	$13.36	
Number of accumulation units outstanding at end of period	278	278	431	413	47	0	0	832	374	
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$17.59	$16.06	$11.97	$10.61	$10.75	$8.80	$6.97	$13.41	$10.80	
Value at end of period	$18.55	$17.59	$16.06	$11.97	$10.61	$10.75	$8.80	$6.97	$13.41	
Number of accumulation units outstanding at end of period	0	0	156	104	0	0	0	995	421	
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$22.45	$21.68	$17.55	$15.71	$16.42	$14.99	$12.57	$17.41	$16.57	
Value at end of period	$21.33	$22.45	$21.68	$17.55	$15.71	$16.42	$14.99	$12.57	$17.41	
Number of accumulation units outstanding at end of period	0	0	0	0	0	2,937	1,571	1,129	530	
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$22.70	$22.89	$17.04	$14.60	$15.38	$12.60				
Value at end of period	$20.73	$22.70	$22.89	$17.04	$14.60	$15.38				
Number of accumulation units outstanding at end of period	0	0	0	7	22	567				
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)										
Value at beginning of period	$20.80	$19.62	$14.36	$13.14	$14.01	$11.06	$7.84	$13.83	$12.56	$12.68
Value at end of period	$20.11	$20.80	$19.62	$14.36	$13.14	$14.01	$11.06	$7.84	$13.83	$12.56
Number of accumulation units outstanding at end of period	606	606	568	0	0	0	0	651	346	120
FUNDAMENTAL INVESTORS[SM] (CLASS R-3)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$13.91	$12.97	$10.54							
Value at end of period	$14.16	$13.91	$12.97							
Number of accumulation units outstanding at end of period	0	1,286	1,004							

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$18.74	$18.18	$14.26	$13.10	$14.16	$12.75	$9.93	$13.88	$12.72	
Value at end of period	$17.69	$18.74	$18.18	$14.26	$13.10	$14.16	$12.75	$9.93	$13.88	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	3,230	1,493	
LORD ABBETT CORE FIXED INCOME FUND (CLASS A)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$11.08	$10.58	$10.54							
Value at end of period	$10.86	$11.08	$10.58							
Number of accumulation units outstanding at end of period	0	0	322							
LORD ABBETT DEVELOPING GROWTH FUND, INC. (CLASS A)										
(Funds were first received in this option during January 2013)										
Value at beginning of period	$24.10	$23.67	$15.67							
Value at end of period	$21.65	$24.10	$23.67							
Number of accumulation units outstanding at end of period	0	0	2,672							
LORD ABBETT MID CAP STOCK FUND, INC. (CLASS A)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$19.53	$17.75	$13.81	$12.23	$12.92	$10.43	$8.35	$13.99	$14.59	
Value at end of period	$18.58	$19.53	$17.75	$13.81	$12.23	$12.92	$10.43	$8.35	$13.99	
Number of accumulation units outstanding at end of period	0	139	0	0	0	1,201	906	464	372	
MASSACHUSETTS INVESTORS GROWTH STOCK FUND (CLASS A)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$19.67	$17.90	$15.72							
Value at end of period	$19.38	$19.67	$17.90							
Number of accumulation units outstanding at end of period	0	0	332							
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$16.23	$14.94	$11.00	$10.09	$10.56	$8.75	$6.82	$11.34	$11.35	
Value at end of period	$15.89	$16.23	$14.94	$11.00	$10.09	$10.56	$8.75	$6.82	$11.34	
Number of accumulation units outstanding at end of period	332	0	0	5,781	5,512	4,687	3,720	101	18	
NEW PERSPECTIVE FUND® (CLASS R-3)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$20.69	$20.36	$16.30	$13.70	$15.06	$13.57	$13.04			
Value at end of period	$21.47	$20.69	$20.36	$16.30	$13.70	$15.06	$13.57			
Number of accumulation units outstanding at end of period	1	52	441	1	2	2	2			
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$32.67	$34.80	$32.57	$27.33	$33.84	$27.03	$15.08	$29.43	$22.30	$19.67
Value at end of period	$27.69	$32.67	$34.80	$32.57	$27.33	$33.84	$27.03	$15.08	$29.43	$22.30
Number of accumulation units outstanding at end of period	0	65	392	1,121	805	685	542	1,808	2,529	1,066
OPPENHEIMER INTERNATIONAL BOND FUND (CLASS A)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$10.76	$10.87	$11.50	$11.14						
Value at end of period	$10.21	$10.76	$10.87	$11.50						
Number of accumulation units outstanding at end of period	0	998	1,702	575						
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$15.83	$14.87	$12.96	$11.81	$12.20	$11.06	$9.24	$13.53	$12.53	$11.92
Value at end of period	$15.53	$15.83	$14.87	$12.96	$11.81	$12.20	$11.06	$9.24	$13.53	$12.53
Number of accumulation units outstanding at end of period	0	1,582	1,459	2,360	2,555	3,860	3,017	1,960	1,150	507
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$13.64	$13.42	$14.37							
Value at end of period	$13.08	$13.64	$13.42							
Number of accumulation units outstanding at end of period	0	0	2,232							

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$7.10	$8.24	$8.54	$7.75	$10.27	$9.00	$5.23	$11.94		
Value at end of period	$5.91	$7.10	$8.24	$8.54	$7.75	$10.27	$9.00	$5.23		
Number of accumulation units outstanding at end of period	282	28	0	0	0	0	0	293		
PIONEER HIGH YIELD FUND (CLASS A)										
Value at beginning of period	$16.63	$16.90	$15.26	$13.46	$13.89	$11.98	$7.50	$12.07	$11.45	$11.45
Value at end of period	$15.60	$16.63	$16.90	$15.26	$13.46	$13.89	$11.98	$7.50	$12.07	$11.45
Number of accumulation units outstanding at end of period	0	405	94	10,896	10,912	11,971	9,933	724	425	324
PIONEER STRATEGIC INCOME FUND (CLASS A)										
(Funds were first received in this option during April 2013)										
Value at beginning of period	$12.36	$11.98	$12.28							
Value at end of period	$12.01	$12.36	$11.98							
Number of accumulation units outstanding at end of period	424	424	323							
ROYCE TOTAL RETURN FUND (K CLASS)										
(Funds were first received in this option during November 2011)										
Value at beginning of period	$18.08	$18.13	$13.89	$12.31	$12.27					
Value at end of period	$16.50	$18.08	$18.13	$13.89	$12.31					
Number of accumulation units outstanding at end of period	0	0	0	0	3					
THE GROWTH FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$20.12	$18.69	$14.18	$11.94	$12.74	$11.51	$8.69	$14.47	$13.24	$13.29
Value at end of period	$20.88	$20.12	$18.69	$14.18	$11.94	$12.74	$11.51	$8.69	$14.47	$13.24
Number of accumulation units outstanding at end of period	191	2,195	1,128	2,260	1,841	10,672	6,647	2,227	757	234
THE INCOME FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$18.22	$17.07	$14.67	$13.31	$12.80	$11.61	$9.47	$13.54	$13.26	$13.23
Value at end of period	$17.67	$18.22	$17.07	$14.67	$13.31	$12.80	$11.61	$9.47	$13.54	$13.26
Number of accumulation units outstanding at end of period	0	209	0	9,918	8,816	13,051	10,756	4,214	2,770	1,528
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$15.11	$14.43	$12.55	$11.20	$11.52	$10.24	$8.72	$12.30	$11.82	$11.24
Value at end of period	$14.62	$15.11	$14.43	$12.55	$11.20	$11.52	$10.24	$8.72	$12.30	$11.82
Number of accumulation units outstanding at end of period	2,061	2,062	2,063	2,346	287	285	286	223	128	58
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$16.49	$16.51	$15.84	$14.07	$13.65	$12.10	$8.21	$10.84		
Value at end of period	$15.95	$16.49	$16.51	$15.84	$14.07	$13.65	$12.10	$8.21		
Number of accumulation units outstanding at end of period	57	32	3,159	0	0	0	0	171		
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$17.66	$15.76	$12.05	$10.69	$10.88	$9.70	$8.00	$12.94	$12.46	
Value at end of period	$17.52	$17.66	$15.76	$12.05	$10.69	$10.88	$9.70	$8.00	$12.94	
Number of accumulation units outstanding at end of period	1,889	1,993	3,351	2,083	0	1,924	1,144	1,597	1,169	
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$21.15	$19.61	$14.81	$12.79	$13.14	$10.95	$8.45	$13.75	$13.94	
Value at end of period	$20.44	$21.15	$19.61	$14.81	$12.79	$13.14	$10.95	$8.45	$13.75	
Number of accumulation units outstanding at end of period	210	462	561	1,525	23	1,661	1,566	1,018	478	
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2012)										
Value at beginning of period	$19.60	$18.89	$13.45	$12.16	$12.45	$10.30	$8.38	$12.82		
Value at end of period	$18.67	$19.60	$18.89	$13.45	$12.16	$12.45	$10.30	$8.38		
Number of accumulation units outstanding at end of period	270	365	456	456	0	0	11	0		

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$14.96	$14.35	$12.43	$11.14	$10.95					
Value at end of period	$14.54	$14.96	$14.35	$12.43	$11.14					
Number of accumulation units outstanding at end of period	394	3,650	6,085	4,908	964					
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$15.92	$15.23	$12.66	$11.14	$11.68	$10.77				
Value at end of period	$15.45	$15.92	$15.23	$12.66	$11.14	$11.68				
Number of accumulation units outstanding at end of period	0	0	186	0	48	6,135				
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during November 2011)										
Value at beginning of period	$16.45	$15.72	$12.84	$11.24	$11.31					
Value at end of period	$15.93	$16.45	$15.72	$12.84	$11.24					
Number of accumulation units outstanding at end of period	0	4,376	1,106	0	46					
VOYA INTERMEDIATE BOND FUND (CLASS A)										
Value at beginning of period	$14.11	$13.41	$13.67	$12.71	$11.94	$11.02	$9.88	$11.12	$10.64	$10.35
Value at end of period	$13.98	$14.11	$13.41	$13.67	$12.71	$11.94	$11.02	$9.88	$11.12	$10.64
Number of accumulation units outstanding at end of period	0	0	0	22,939	20,152	18,204	15,259	491	122	6
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.01	$13.34	$13.56	$12.59	$11.89	$11.00	$10.01	$11.11	$10.64	$10.68
Value at end of period	$13.88	$14.01	$13.34	$13.56	$12.59	$11.89	$11.00	$10.01	$11.11	$10.64
Number of accumulation units outstanding at end of period	730	358	470	195	0	4,039	0	558	417	279
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$8.90	$9.60	$8.02	$6.85	$7.54					
Value at end of period	$8.69	$8.90	$9.60	$8.02	$6.85					
Number of accumulation units outstanding at end of period	0	0	166	136	101					
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$13.16	$12.14	$9.42	$8.34	$8.18	$6.96	$6.28	$9.12	$9.30	
Value at end of period	$12.38	$13.16	$12.14	$9.42	$8.34	$8.18	$6.96	$6.28	$9.12	
Number of accumulation units outstanding at end of period	0	44	0	9,196	9,602	16,377	11,795	8,456	5,075	
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2015)										
Value at beginning of period	$13.33									
Value at end of period	$12.35									
Number of accumulation units outstanding at end of period	89									
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$13.05	$12.15	$10.18							
Value at end of period	$12.94	$13.05	$12.15							
Number of accumulation units outstanding at end of period	682	407	407							
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$9.85	$10.01	$10.18	$10.36	$10.53	$10.69	$10.83	$10.73	$10.39	
Value at end of period	$9.68	$9.85	$10.01	$10.18	$10.36	$10.53	$10.69	$10.83	$10.73	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	1,013	1,930	
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$15.20	$13.39	$10.41	$9.56	$10.15	$8.88	$7.24	$11.24	$11.43	
Value at end of period	$14.91	$15.20	$13.39	$10.41	$9.56	$10.15	$8.88	$7.24	$11.24	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	1,964	736	

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$15.14	$13.34	$10.37	$9.53	$10.11	$8.84	$7.22	$11.20	$11.40	
Value at end of period	$14.86	$15.14	$13.34	$10.37	$9.53	$10.11	$8.84	$7.22	$11.20	
Number of accumulation units outstanding at end of period	410	0	0	0	0	1,513	1,118	662	208	
VOYA REAL ESTATE FUND (CLASS A)										
Value at beginning of period	$25.62	$19.92	$19.81	$17.39	$16.10	$12.79	$9.98	$15.58	$18.89	$18.71
Value at end of period	$26.07	$25.62	$19.92	$19.81	$17.39	$16.10	$12.79	$9.98	$15.58	$18.89
Number of accumulation units outstanding at end of period	0	13	0	1,282	1,096	942	686	2,591	1,255	1,623
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$23.40	$21.01	$16.14	$14.30	$13.82					
Value at end of period	$24.83	$23.40	$21.01	$16.14	$14.30					
Number of accumulation units outstanding at end of period	0	0	128	114	98					
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$14.96	$13.44	$10.33	$9.07	$8.97	$8.11	$8.11			
Value at end of period	$15.05	$14.96	$13.44	$10.33	$9.07	$8.97	$8.11			
Number of accumulation units outstanding at end of period	0	0	113	8,893	8,322	8,410	8,783			
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2011)										
Value at beginning of period	$21.30	$19.21	$14.79	$12.91	$13.81					
Value at end of period	$20.25	$21.30	$19.21	$14.79	$12.91					
Number of accumulation units outstanding at end of period	0	0	49	34	16					
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$16.51	$14.86	$11.24	$9.74	$10.18					
Value at end of period	$15.81	$16.51	$14.86	$11.24	$9.74					
Number of accumulation units outstanding at end of period	0	0	3,825	81	69					
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$16.53	$15.98	$11.69	$10.22	$10.78					
Value at end of period	$15.55	$16.53	$15.98	$11.69	$10.22					
Number of accumulation units outstanding at end of period	0	0	86	77	65					
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$23.88	$22.69	$16.67	$14.73	$15.29	$12.44	$9.87	$14.49	$13.65	
Value at end of period	$23.41	$23.88	$22.69	$16.67	$14.73	$15.29	$12.44	$9.87	$14.49	
Number of accumulation units outstanding at end of period	235	305	511	3,321	2,267	3,899	1,950	6,097	2,716	
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.04	$14.45	$12.60	$11.25	$11.76	$11.04				
Value at end of period	$14.83	$15.04	$14.45	$12.60	$11.25	$11.76				
Number of accumulation units outstanding at end of period	3,642	4,040	0	1,058	902	17,301				
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.83	$15.18	$12.79	$11.26	$11.97	$11.20				
Value at end of period	$15.54	$15.83	$15.18	$12.79	$11.26	$11.97				
Number of accumulation units outstanding at end of period	0	3,798	1,252	2,365	1,728	12,732				

CFI 204

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.41	$15.69	$12.88	$11.30	$12.08	$11.25				
Value at end of period	$16.04	$16.41	$15.69	$12.88	$11.30	$12.08				
Number of accumulation units outstanding at end of period	2,865	5,226	0	585	198	5,682				
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$12.94	$12.40	$11.75	$10.85	$10.95	$10.49				
Value at end of period	$12.77	$12.94	$12.40	$11.75	$10.85	$10.95				
Number of accumulation units outstanding at end of period	3,296	0	0	0	0	2,071				
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$14.93	$14.19	$12.83	$11.58	$11.53	$10.52	$9.05	$12.00	$11.48	
Value at end of period	$14.70	$14.93	$14.19	$12.83	$11.58	$11.53	$10.52	$9.05	$12.00	
Number of accumulation units outstanding at end of period	122	741	68	36,533	33,704	30,262	25,040	282	129	
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$15.77	$15.00	$12.42	$10.95	$11.43	$10.25	$8.30	$13.15	$12.63	
Value at end of period	$15.38	$15.77	$15.00	$12.42	$10.95	$11.43	$10.25	$8.30	$13.15	
Number of accumulation units outstanding at end of period	0	838	0	17,928	18,145	18,570	17,594	163	50	
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$15.29	$14.52	$12.62	$11.26	$11.48	$10.39	$8.64	$12.08		
Value at end of period	$14.99	$15.29	$14.52	$12.62	$11.26	$11.48	$10.39	$8.64		
Number of accumulation units outstanding at end of period	1,768	2,692	3,148	21,771	17,826	16,712	12,723	29		
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$12.03	$11.55	$12.02	$11.75	$11.19					
Value at end of period	$11.89	$12.03	$11.55	$12.02	$11.75					
Number of accumulation units outstanding at end of period	0	2,239	2,352	2,121	48					
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$25.30	$22.76	$18.75							
Value at end of period	$24.56	$25.30	$22.76							
Number of accumulation units outstanding at end of period	50	20	258							
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$25.15	$24.39	$17.78	$15.04	$14.89	$11.91	$11.40			
Value at end of period	$23.60	$25.15	$24.39	$17.78	$15.04	$14.89	$11.91			
Number of accumulation units outstanding at end of period	697	581	495	1,892	1,802	2,929	1,415			
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$16.37	$12.77	$12.67	$11.11	$10.28	$8.14	$7.08			
Value at end of period	$16.63	$16.37	$12.77	$12.67	$11.11	$10.28	$8.14			
Number of accumulation units outstanding at end of period	1	1	1	8,920	9,002	9,144	7,920			
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$16.52	$14.82	$11.13	$10.04	$10.66	$9.12				
Value at end of period	$16.81	$16.52	$14.82	$11.13	$10.04	$10.66				
Number of accumulation units outstanding at end of period	0	0	107	107	107	1,387				

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$21.63	$20.66	$15.38	$13.58	$15.45	$12.19	$8.87	$14.75	$13.06	$12.21
Value at end of period	$21.01	$21.63	$20.66	$15.38	$13.58	$15.45	$12.19	$8.87	$14.75	$13.06
Number of accumulation units outstanding at end of period	0	91	197	3,784	3,753	4,775	3,613	662	115	163
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2010)										
Value at beginning of period	$18.75	$17.39	$13.04	$11.12	$11.50	$10.73				
Value at end of period	$17.42	$18.75	$17.39	$13.04	$11.12	$11.50				
Number of accumulation units outstanding at end of period	0	0	0	0	32	7				
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$13.30	$13.35	$14.35	$12.21	$15.13	$12.74	$7.53	$15.64	$15.71	
Value at end of period	$11.06	$13.30	$13.35	$14.35	$12.21	$15.13	$12.74	$7.53	$15.64	
Number of accumulation units outstanding at end of period	0	0	626	7,224	6,888	5,986	5,304	1,171	454	
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$25.57	$22.51	$17.32	$14.60	$14.51	$11.95	$9.62	$13.60		
Value at end of period	$24.50	$25.57	$22.51	$17.32	$14.60	$14.51	$11.95	$9.62		
Number of accumulation units outstanding at end of period	0	42	41	1,154	990	6,553	609	185		
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$18.08	$17.93	$14.31	$11.93	$13.17	$11.52	$8.37	$14.23	$13.55	$12.46
Value at end of period	$18.56	$18.08	$17.93	$14.31	$11.93	$13.17	$11.52	$8.37	$14.23	$13.55
Number of accumulation units outstanding at end of period	212	1,235	655	1,130	562	494	495	7,953	3,664	84
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$18.21	$18.41	$16.63	$14.53	$14.85	$12.66	$7.69	$11.05	$10.56	$10.23
Value at end of period	$17.13	$18.21	$18.41	$16.63	$14.53	$14.85	$12.66	$7.69	$11.05	$10.56
Number of accumulation units outstanding at end of period	283	283	263	0	0	0	0	0	0	178
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$20.69	$18.69	$15.49	$13.71	$13.50	$11.99	$9.12	$12.74	$12.37	$11.79
Value at end of period	$21.49	$20.69	$18.69	$15.49	$13.71	$13.50	$11.99	$9.12	$12.74	$12.37
Number of accumulation units outstanding at end of period	0	0	2,250	0	270	9,352	2,634	10,245	4,872	397
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$19.77	$17.89	$13.40	$11.68	$12.27	$9.66	$6.68	$11.52		
Value at end of period	$19.93	$19.77	$17.89	$13.40	$11.68	$12.27	$9.66	$6.68		
Number of accumulation units outstanding at end of period	95	0	0	160	126	100	70	21		
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2011)										
Value at beginning of period	$21.74	$19.71	$14.81	$12.93	$13.18					
Value at end of period	$21.85	$21.74	$19.71	$14.81	$12.93					
Number of accumulation units outstanding at end of period	0	0	0	0	32					
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$18.69	$17.62	$13.76	$11.89	$12.16	$10.71	$8.68	$13.04		
Value at end of period	$17.17	$18.69	$17.62	$13.76	$11.89	$12.16	$10.71	$8.68		
Number of accumulation units outstanding at end of period	0	562	2,676	0	0	0	0	108		
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$20.95	$19.56	$14.25	$12.16	$12.47	$10.83	$7.68	$13.49	$12.45	$12.49
Value at end of period	$22.88	$20.95	$19.56	$14.25	$12.16	$12.47	$10.83	$7.68	$13.49	$12.45
Number of accumulation units outstanding at end of period	0	0	2,838	0	0	4,095	3,475	3,086	845	253

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$15.38	$15.76	$13.96	$11.91	$13.76	$12.25	$9.02	$18.10	$15.21	$14.90
Value at end of period	$15.04	$15.38	$15.76	$13.96	$11.91	$13.76	$12.25	$9.02	$18.10	$15.21
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	834	477	224
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$11.57	$12.58	$10.61	$9.05	$10.44	$9.73	$7.47	$12.73	$12.12	
Value at end of period	$11.03	$11.57	$12.58	$10.61	$9.05	$10.44	$9.73	$7.47	$12.73	
Number of accumulation units outstanding at end of period	0	0	56	0	2	2,480	2,208	1,872	438	
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$19.32	$20.10	$15.57	$12.94	$13.88	$13.03	$9.96	$16.72	$17.00	
Value at end of period	$17.66	$19.32	$20.10	$15.57	$12.94	$13.88	$13.03	$9.96	$16.72	
Number of accumulation units outstanding at end of period	0	39	0	3,873	3,611	3,057	2,843	1,723	1,404	
WANGER INTERNATIONAL										
(Funds were first received in this option during April 2013)										
Value at beginning of period	$11.73	$12.44	$11.34							
Value at end of period	$11.58	$11.73	$12.44							
Number of accumulation units outstanding at end of period	933	933	870							
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-3)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$18.53	$16.92	$13.03	$11.76	$11.16	$10.00	$9.54			
Value at end of period	$18.22	$18.53	$16.92	$13.03	$11.76	$11.16	$10.00			
Number of accumulation units outstanding at end of period	1	1,075	490	2	2	3	3			
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$22.06	$20.85	$15.32	$13.70	$14.21	$11.76	$9.18	$13.66	$15.08	$15.01
Value at end of period	$20.75	$22.06	$20.85	$15.32	$13.70	$14.21	$11.76	$9.18	$13.66	$15.08
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	1,803	1,408	1,129

TABLE 26

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.25%

(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALGER GREEN FUND (CLASS A)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$12.85	$12.42	$9.35	$8.25	$9.01					
Value at end of period	$12.99	$12.85	$12.42	$9.35	$8.25					
Number of accumulation units outstanding at end of period	15	11	816	679	410					
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC. (CLASS A)										
Value at beginning of period	$17.41	$16.23	$12.27	$10.59	$10.17	$9.13	$7.66	$13.11	$12.61	$11.02
Value at end of period	$17.36	$17.41	$16.23	$12.27	$10.59	$10.17	$9.13	$7.66	$13.11	$12.61
Number of accumulation units outstanding at end of period	0	0	0	0	0	1,142	1,389	1,059	787	1,588
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$20.13	$17.92	$14.81	$13.52	$13.98	$13.18				
Value at end of period	$19.75	$20.13	$17.92	$14.81	$13.52	$13.98				
Number of accumulation units outstanding at end of period	0	0	651	521	843	7				

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2010)										
Value at beginning of period	$19.75	$18.37	$14.37	$13.31	$13.25	$11.06				
Value at end of period	$18.90	$19.75	$18.37	$14.37	$13.31	$13.25				
Number of accumulation units outstanding at end of period	240	217	195	679	551	289				
AMERICAN BALANCED FUND® (CLASS R-3)										
Value at beginning of period	$17.66	$16.48	$13.75	$12.23	$11.97	$10.76	$9.02	$12.34	$11.76	$10.69
Value at end of period	$17.67	$17.66	$16.48	$13.75	$12.23	$11.97	$10.76	$9.02	$12.34	$11.76
Number of accumulation units outstanding at end of period	1,248	2,842	3,429	10,915	1,802	7,493	5,919	5,694	3,969	5,214
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$11.69	$11.57	$12.93	$12.32	$11.08	$10.76				
Value at end of period	$11.25	$11.69	$11.57	$12.93	$12.32	$11.08				
Number of accumulation units outstanding at end of period	292	262	4,820	1,474	4,224	2,756				
ARIEL APPRECIATION FUND (INVESTOR CLASS)										
Value at beginning of period	$21.05	$19.78	$13.74	$11.70	$12.83	$10.90	$6.80	$11.66	$12.01	$11.00
Value at end of period	$19.43	$21.05	$19.78	$13.74	$11.70	$12.83	$10.90	$6.80	$11.66	$12.01
Number of accumulation units outstanding at end of period	0	1,198	1,453	1,075	202	296	267	131	0	438
ARIEL FUND (INVESTOR CLASS)										
Value at beginning of period	$19.84	$18.17	$12.76	$10.78	$12.35	$9.97	$6.20	$12.17	$12.58	$11.58
Value at end of period	$18.73	$19.84	$18.17	$12.76	$10.78	$12.35	$9.97	$6.20	$12.17	$12.58
Number of accumulation units outstanding at end of period	101	101	210	131	728	78	979	1,638	2	2,080
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$18.76	$19.24	$15.60	$12.63	$13.82	$12.85				
Value at end of period	$17.77	$18.76	$19.24	$15.60	$12.63	$13.82				
Number of accumulation units outstanding at end of period	0	49	60	71	108	137				
BLACKROCK EQUITY DIVIDEND FUND (INVESTOR A SHARES)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$17.83	$16.57	$13.51	$12.72						
Value at end of period	$17.52	$17.83	$16.57	$13.51						
Number of accumulation units outstanding at end of period	300	227	747	650						
CAPITAL WORLD GROWTH AND INCOME FUND℠ (CLASS R-3)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$18.22	$17.80	$14.48	$12.34	$13.56	$12.98				
Value at end of period	$17.55	$18.22	$17.80	$14.48	$12.34	$13.56				
Number of accumulation units outstanding at end of period	446	360	2,858	464	1,936	484				
COLUMBIA℠ ACORN® FUND (CLASS A)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$18.24	$18.40	$14.30	$12.34	$13.52					
Value at end of period	$17.64	$18.24	$18.40	$14.30	$12.34					
Number of accumulation units outstanding at end of period	0	0	27	18	8					
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$15.27	$13.84	$10.39	$9.05	$9.59	$7.92	$5.22			
Value at end of period	$14.27	$15.27	$13.84	$10.39	$9.05	$9.59	$7.92			
Number of accumulation units outstanding at end of period	550	420	1,374	1,089	1,629	1,565	308			
CRM MID CAP VALUE FUND (INVESTOR SHARES)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$20.50	$19.67	$14.99	$12.93	$14.96					
Value at end of period	$19.68	$20.50	$19.67	$14.99	$12.93					
Number of accumulation units outstanding at end of period	67	67	51	498	384					

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
DODGE & COX INTERNATIONAL STOCK FUND										
(Funds were first received in this option during November 2011)										
Value at beginning of period	$14.09	$14.33	$11.54	$9.71	$10.08					
Value at end of period	$12.27	$14.09	$14.33	$11.54	$9.71					
Number of accumulation units outstanding at end of period	0	0	391	323	334					
DODGE & COX STOCK FUND										
(Funds were first received in this option during November 2013)										
Value at beginning of period	$19.49	$17.97	$16.93							
Value at end of period	$18.30	$19.49	$17.97							
Number of accumulation units outstanding at end of period	0	64	64							
EATON VANCE LARGE-CAP VALUE FUND (CLASS R)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$19.69	$18.01	$14.13	$12.39	$13.19					
Value at end of period	$19.18	$19.69	$18.01	$14.13	$12.39					
Number of accumulation units outstanding at end of period	0	0	0	57	33					
EUROPACIFIC GROWTH FUND® (CLASS R-3)										
Value at beginning of period	$18.83	$19.64	$16.60	$14.14	$16.62	$15.43	$11.26	$19.24	$16.43	$14.06
Value at end of period	$18.39	$18.83	$19.64	$16.60	$14.14	$16.62	$15.43	$11.26	$19.24	$16.43
Number of accumulation units outstanding at end of period	1,372	3,647	2,801	4,625	10,581	18,796	10,523	9,893	1,774	2,043
FIDELITY® ADVISOR NEW INSIGHTS FUND (INSTITUTIONAL CLASS)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$19.06	$17.70	$13.55	$11.87	$12.57					
Value at end of period	$19.25	$19.06	$17.70	$13.55	$11.87					
Number of accumulation units outstanding at end of period	373	306	217	178	36					
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$22.51	$20.44	$15.83	$13.82	$14.42	$12.51	$9.37	$16.57	$14.32	$13.04
Value at end of period	$22.29	$22.51	$20.44	$15.83	$13.82	$14.42	$12.51	$9.37	$16.57	$14.32
Number of accumulation units outstanding at end of period	2,493	3,549	8,907	5,522	9,204	34,205	27,695	33,294	15,362	9,788
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$16.85	$15.76	$12.50	$10.83	$10.91	$9.63	$7.52	$13.33	$13.35	$11.29
Value at end of period	$15.92	$16.85	$15.76	$12.50	$10.83	$10.91	$9.63	$7.52	$13.33	$13.35
Number of accumulation units outstanding at end of period	85	475	290	57	1,400	6,967	4,848	3,799	3,404	3,662
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$17.50	$15.98	$11.92	$10.56	$10.72	$8.77	$6.95	$13.38	$10.72	$10.19
Value at end of period	$18.44	$17.50	$15.98	$11.92	$10.56	$10.72	$8.77	$6.95	$13.38	$10.72
Number of accumulation units outstanding at end of period	0	129	83	43	34	137	1,485	903	454	69
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
Value at beginning of period	$22.32	$21.57	$17.47	$15.65	$16.36	$14.95	$12.54	$17.37	$15.88	$13.10
Value at end of period	$21.20	$22.32	$21.57	$17.47	$15.65	$16.36	$14.95	$12.54	$17.37	$15.88
Number of accumulation units outstanding at end of period	691	337	226	409	268	1,227	939	475	416	1,262
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$22.58	$22.78	$16.96	$14.54	$15.33	$12.13	$9.53	$14.43	$15.00	$13.01
Value at end of period	$20.61	$22.58	$22.78	$16.96	$14.54	$15.33	$12.13	$9.53	$14.43	$15.00
Number of accumulation units outstanding at end of period	78	69	66	742	2,607	5,123	3,698	571	266	102
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)										
Value at beginning of period	$20.69	$19.52	$14.29	$13.09	$13.96	$11.03	$7.82	$13.80	$12.54	$11.83
Value at end of period	$19.99	$20.69	$19.52	$14.29	$13.09	$13.96	$11.03	$7.82	$13.80	$12.54
Number of accumulation units outstanding at end of period	30	30	30	31	31	2,976	2,961	3,146	2,390	1,916
FUNDAMENTAL INVESTORS[SM] (CLASS R-3)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$13.86	$12.93	$9.99	$8.66	$8.97					
Value at end of period	$14.11	$13.86	$12.93	$9.99	$8.66					
Number of accumulation units outstanding at end of period	0	2	6,893	1,558	873					

CFI 209

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
INVESCO ENDEAVOR FUND (CLASS A)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$18.95	$17.86	$14.15	$13.01						
Value at end of period	$16.67	$18.95	$17.86	$14.15						
Number of accumulation units outstanding at end of period	0	0	25	18						
INVESCO GLOBAL HEALTH CARE FUND (INVESTOR CLASS)										
Value at beginning of period	$65.06	$54.82	$39.00	$32.75	$31.88	$30.90	$24.59	$34.82	$31.70	$31.36
Value at end of period	$66.06	$65.06	$54.82	$39.00	$32.75	$31.88	$30.90	$24.59	$34.82	$31.70
Number of accumulation units outstanding at end of period	58	0	0	0	0	1,364	762	728	616	792
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$18.64	$18.09	$14.20	$13.04	$14.11	$12.72	$9.91	$13.85	$13.72	
Value at end of period	$17.58	$18.64	$18.09	$14.20	$13.04	$14.11	$12.72	$9.91	$13.85	
Number of accumulation units outstanding at end of period	0	0	0	0	263	179	72	4	2	
INVESCO SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$26.85	$25.43	$17.88	$14.81	$16.37	$12.78				
Value at end of period	$24.13	$26.85	$25.43	$17.88	$14.81	$16.37				
Number of accumulation units outstanding at end of period	0	0	0	0	1,421	423				
LORD ABBETT CORE FIXED INCOME FUND (CLASS A)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$11.05	$10.56	$10.97	$10.52	$9.93					
Value at end of period	$10.83	$11.05	$10.56	$10.97	$10.52					
Number of accumulation units outstanding at end of period	486	305	54	24	14					
LORD ABBETT DEVELOPING GROWTH FUND, INC. (CLASS A)										
(Funds were first received in this option during November 2011)										
Value at beginning of period	$24.04	$23.62	$15.25	$14.01	$14.20					
Value at end of period	$21.59	$24.04	$23.62	$15.25	$14.01					
Number of accumulation units outstanding at end of period	0	0	254	210	124					
LORD ABBETT MID CAP STOCK FUND, INC. (CLASS A)										
Value at beginning of period	$19.42	$17.66	$13.75	$12.18	$12.87	$10.40	$8.33	$13.96	$14.09	$12.72
Value at end of period	$18.46	$19.42	$17.66	$13.75	$12.18	$12.87	$10.40	$8.33	$13.96	$14.09
Number of accumulation units outstanding at end of period	0	0	125	110	86	60	0	0	0	198
LORD ABBETT RESEARCH FUND, INC. - SMALL-CAP VALUE SERIES (CLASS A)										
Value at beginning of period	$24.85	$24.74	$18.78	$17.23	$18.33	$14.73	$11.51	$16.95	$15.57	$13.12
Value at end of period	$24.21	$24.85	$24.74	$18.78	$17.23	$18.33	$14.73	$11.51	$16.95	$15.57
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	177
MASSACHUSETTS INVESTORS GROWTH STOCK FUND (CLASS A)										
Value at beginning of period	$19.56	$17.81	$13.89	$12.06	$12.08	$10.74	$7.76	$12.50	$11.38	$10.97
Value at end of period	$19.27	$19.56	$17.81	$13.89	$12.06	$12.08	$10.74	$7.76	$12.50	$11.38
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	53
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$16.16	$14.89	$10.97	$10.06	$10.54	$8.74	$6.81	$10.28		
Value at end of period	$15.81	$16.16	$14.89	$10.97	$10.06	$10.54	$8.74	$6.81		
Number of accumulation units outstanding at end of period	249	570	1,490	1,311	1,699	1,306	153	3,577		
NEW PERSPECTIVE FUND® (CLASS R-3)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$20.58	$20.26	$16.23	$13.65	$15.01	$13.53	$9.99	$14.93		
Value at end of period	$21.34	$20.58	$20.26	$16.23	$13.65	$15.01	$13.53	$9.99		
Number of accumulation units outstanding at end of period	375	3,398	1,477	1,255	1,505	6,542	2,355	1,436		

CFI 210

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
OPPENHEIMER CAPITAL APPRECIATION FUND (CLASS A)										
Value at beginning of period	$16.07	$14.17	$11.12	$9.93	$10.23	$9.51	$6.72	$12.61	$11.24	$10.79
Value at end of period	$16.35	$16.07	$14.17	$11.12	$9.93	$10.23	$9.51	$6.72	$12.61	$11.24
Number of accumulation units outstanding at end of period	0	0	0	0	0	2,454	2,361	1,202	1,131	1,062
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$32.49	$34.63	$32.43	$27.23	$33.73	$26.95	$15.04	$29.37	$22.27	$18.04
Value at end of period	$27.52	$32.49	$34.63	$32.43	$27.23	$33.73	$26.95	$15.04	$29.37	$22.27
Number of accumulation units outstanding at end of period	158	147	378	628	1,391	2,287	560	731	771	1,404
OPPENHEIMER GOLD & SPECIAL MINERALS FUND (CLASS A)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$4.89	$5.86	$11.40	$13.11						
Value at end of period	$3.70	$4.89	$5.86	$11.40						
Number of accumulation units outstanding at end of period	0	210	408	241						
OPPENHEIMER INTERNATIONAL BOND FUND (CLASS A)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$10.73	$10.85	$11.49	$10.52	$10.71	$10.52				
Value at end of period	$10.18	$10.73	$10.85	$11.49	$10.52	$10.71				
Number of accumulation units outstanding at end of period	0	0	159	551	621	114				
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$15.75	$14.79	$12.90	$11.76	$12.16	$11.02	$9.22	$13.50	$12.88	
Value at end of period	$15.44	$15.75	$14.79	$12.90	$11.76	$12.16	$11.02	$9.22	$13.50	
Number of accumulation units outstanding at end of period	640	598	970	2,609	1,097	4,584	2,818	1,919	5	
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$13.58	$13.37	$14.95	$13.95	$12.69	$11.91	$10.22	$11.16	$10.98	
Value at end of period	$13.01	$13.58	$13.37	$14.95	$13.95	$12.69	$11.91	$10.22	$11.16	
Number of accumulation units outstanding at end of period	0	0	445	2,859	4,823	8,366	126	59	32	
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$7.07	$8.22	$8.52	$7.73	$10.25	$8.99	$8.31			
Value at end of period	$5.89	$7.07	$8.22	$8.52	$7.73	$10.25	$8.99			
Number of accumulation units outstanding at end of period	275	419	448	544	730	641	112			
PIONEER HIGH YIELD FUND (CLASS A)										
Value at beginning of period	$16.54	$16.81	$15.19	$13.40	$13.84	$11.94	$7.48	$12.04	$11.43	$10.49
Value at end of period	$15.51	$16.54	$16.81	$15.19	$13.40	$13.84	$11.94	$7.48	$12.04	$11.43
Number of accumulation units outstanding at end of period	0	23	689	625	611	512	277	7,587	27	12
PIONEER STRATEGIC INCOME FUND (CLASS A)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$12.33	$11.95	$12.05							
Value at end of period	$11.97	$12.33	$11.95							
Number of accumulation units outstanding at end of period	0	0	3,170							
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)										
Value at beginning of period	$23.45	$21.57	$16.69	$14.20	$15.18	$13.27	$9.20	$14.30	$14.47	$12.24
Value at end of period	$22.25	$23.45	$21.57	$16.69	$14.20	$15.18	$13.27	$9.20	$14.30	$14.47
Number of accumulation units outstanding at end of period	0	0	0	0	77	64	0	0	0	1,027
TEMPLETON FOREIGN FUND (CLASS A)										
Value at beginning of period	$15.75	$17.91	$14.29	$12.23	$14.22	$13.29	$9.01	$16.95	$14.67	$12.41
Value at end of period	$14.42	$15.75	$17.91	$14.29	$12.23	$14.22	$13.29	$9.01	$16.95	$14.67
Number of accumulation units outstanding at end of period	10	48	1,189	586	1,095	794	201	484	342	621

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
THE GROWTH FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$20.01	$18.60	$14.11	$11.89	$12.69	$11.48	$8.67	$14.44	$13.23	$12.11
Value at end of period	$20.76	$20.01	$18.60	$14.11	$11.89	$12.69	$11.48	$8.67	$14.44	$13.23
Number of accumulation units outstanding at end of period	2,564	2,768	5,407	8,749	12,374	15,734	6,878	6,192	1,786	7,788
THE INCOME FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$18.12	$16.99	$14.61	$13.26	$12.76	$11.58	$9.45	$13.51	$13.24	$11.18
Value at end of period	$17.57	$18.12	$16.99	$14.61	$13.26	$12.76	$11.58	$9.45	$13.51	$13.24
Number of accumulation units outstanding at end of period	1,794	2,844	2,907	2,830	5,790	12,076	7,319	10,912	3,022	2,205
THORNBURG INTERNATIONAL VALUE FUND (CLASS R4)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$12.23	$13.17	$11.58	$10.97						
Value at end of period	$12.82	$12.23	$13.17	$11.58						
Number of accumulation units outstanding at end of period	0	0	399	317						
VICTORY SMALL COMPANY OPPORTUNITY FUND (CLASS R)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$18.95	$18.08	$13.81	$13.06						
Value at end of period	$18.55	$18.95	$18.08	$13.81						
Number of accumulation units outstanding at end of period	0	0	301	247						
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$15.03	$14.36	$12.49	$11.16	$11.48	$10.21	$8.69	$12.27	$11.80	$10.85
Value at end of period	$14.53	$15.03	$14.36	$12.49	$11.16	$11.48	$10.21	$8.69	$12.27	$11.80
Number of accumulation units outstanding at end of period	0	0	0	0	0	200	2,299	1,349	1,782	939
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$11.95	$12.09	$12.78	$12.03	$11.76	$10.38				
Value at end of period	$11.27	$11.95	$12.09	$12.78	$12.03	$11.76				
Number of accumulation units outstanding at end of period	0	140	3,528	3,434	3,617	6,261				
VOYA GLOBAL REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$20.91	$18.64	$18.39							
Value at end of period	$20.25	$20.91	$18.64							
Number of accumulation units outstanding at end of period	0	102	883							
VOYA GNMA INCOME FUND (CLASS A)										
Value at beginning of period	$13.70	$13.22	$13.63	$13.42	$12.65	$12.06	$11.63	$11.02	$10.55	$10.30
Value at end of period	$13.74	$13.70	$13.22	$13.63	$13.42	$12.65	$12.06	$11.63	$11.02	$10.55
Number of accumulation units outstanding at end of period	356	356	3	4	1,212	5,060	3,489	2,672	2,194	1,988
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2011)										
Value at beginning of period	$21.75	$19.96	$15.52	$13.63	$13.45					
Value at end of period	$21.10	$21.75	$19.96	$15.52	$13.63					
Number of accumulation units outstanding at end of period	0	0	0	0	1,183					
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$16.42	$16.45	$15.78	$14.03	$13.62	$12.08	$8.20	$10.73	$10.56	$10.52
Value at end of period	$15.87	$16.42	$16.45	$15.78	$14.03	$13.62	$12.08	$8.20	$10.73	$10.56
Number of accumulation units outstanding at end of period	20	108	3,039	3,799	987	2,672	175	0	0	570
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$17.56	$15.68	$11.99	$10.65	$10.84	$9.67	$7.98	$12.92	$12.51	$11.10
Value at end of period	$17.42	$17.56	$15.68	$11.99	$10.65	$10.84	$9.67	$7.98	$12.92	$12.51
Number of accumulation units outstanding at end of period	707	1,108	1,241	3,214	2,675	2,410	3,945	3,174	1,546	1,753
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$21.03	$19.52	$14.74	$12.74	$13.10	$10.92	$8.43	$13.73	$13.23	$12.29
Value at end of period	$20.32	$21.03	$19.52	$14.74	$12.74	$13.10	$10.92	$8.43	$13.73	$13.23
Number of accumulation units outstanding at end of period	13	13	262	1,860	1,155	1,573	2,945	1,822	1,324	1,683

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$19.49	$18.80	$13.39	$12.11	$12.41	$10.27	$8.36	$12.80	$13.87	$12.39
Value at end of period	$18.56	$19.49	$18.80	$13.39	$12.11	$12.41	$10.27	$8.36	$12.80	$13.87
Number of accumulation units outstanding at end of period	654	1,029	1,098	1,063	1,742	2,887	2,919	2,040	491	242
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$14.93	$14.32	$12.41	$11.13	$11.47	$11.34				
Value at end of period	$14.50	$14.93	$14.32	$12.41	$11.13	$11.47				
Number of accumulation units outstanding at end of period	0	3,129	1,811	1,429	2,725	264				
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$15.88	$15.20	$12.65	$11.13	$11.77					
Value at end of period	$15.41	$15.88	$15.20	$12.65	$11.13					
Number of accumulation units outstanding at end of period	0	4,301	4	1,300	937					
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$16.41	$15.68	$12.82	$11.23	$11.99					
Value at end of period	$15.89	$16.41	$15.68	$12.82	$11.23					
Number of accumulation units outstanding at end of period	0	2,760	1,865	295	298					
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$12.88	$12.33	$11.60	$10.84	$10.71	$10.58				
Value at end of period	$12.57	$12.88	$12.33	$11.60	$10.84	$10.71				
Number of accumulation units outstanding at end of period	0	0	0	4	117	29				
VOYA INTERMEDIATE BOND FUND (CLASS A)										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$14.03	$13.34	$13.61	$12.66	$11.90	$10.98	$9.86	$11.09	$10.89	
Value at end of period	$13.90	$14.03	$13.34	$13.61	$12.66	$11.90	$10.98	$9.86	$11.09	
Number of accumulation units outstanding at end of period	1,347	1,727	276	105	3,309	5,153	3,550	16,144	657	
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$13.93	$13.27	$13.50	$12.54	$11.85	$10.96	$9.98	$11.09	$10.63	$10.37
Value at end of period	$13.79	$13.93	$13.27	$13.50	$12.54	$11.85	$10.96	$9.98	$11.09	$10.63
Number of accumulation units outstanding at end of period	808	12	3,073	8,145	585	1,114	1,007	747	448	357
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2012)										
Value at beginning of period	$8.87	$9.57	$8.00	$7.55						
Value at end of period	$8.66	$8.87	$9.57	$8.00						
Number of accumulation units outstanding at end of period	0	0	2,801	645						
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$17.25	$16.25								
Value at end of period	$18.07	$17.25								
Number of accumulation units outstanding at end of period	331	329								
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$13.10	$12.09	$9.39	$8.32	$8.17	$6.95	$6.27	$9.11	$9.29	
Value at end of period	$12.32	$13.10	$12.09	$9.39	$8.32	$8.17	$6.95	$6.27	$9.11	
Number of accumulation units outstanding at end of period	475	1,315	198	1,053	709	5,216	3,762	8,489	1,333	
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2013)										
Value at beginning of period	$13.07	$12.07	$11.01							
Value at end of period	$12.29	$13.07	$12.07							
Number of accumulation units outstanding at end of period	1	77	94							

CFI 213

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$13.03	$12.14	$10.18							
Value at end of period	$12.92	$13.03	$12.14							
Number of accumulation units outstanding at end of period	0	261	3,232							
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$9.79	$9.97	$10.14	$10.32	$10.50	$10.65	$10.81	$10.81		
Value at end of period	$9.63	$9.79	$9.97	$10.14	$10.32	$10.50	$10.65	$10.81		
Number of accumulation units outstanding at end of period	0	0	0	0	0	3,210	2,311	487		
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
Value at beginning of period	$18.57	$20.03	$15.78	$13.29	$16.35	$13.29	$9.25	$19.45	$17.87	$14.35
Value at end of period	$19.80	$18.57	$20.03	$15.78	$13.29	$16.35	$13.29	$9.25	$19.45	$17.87
Number of accumulation units outstanding at end of period	150	579	0	0	0	738	924	659	2,749	4
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$15.13	$13.34	$10.37	$9.54	$10.13	$8.86	$7.23	$10.07		
Value at end of period	$14.84	$15.13	$13.34	$10.37	$9.54	$10.13	$8.86	$7.23		
Number of accumulation units outstanding at end of period	0	0	0	0	0	1,768	1,726	1,414		
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$15.08	$13.29	$10.34	$9.50	$10.09	$8.83	$6.30			
Value at end of period	$14.79	$15.08	$13.29	$10.34	$9.50	$10.09	$8.83			
Number of accumulation units outstanding at end of period	516	982	1,998	1,949	1,856	2,017	519			
VOYA REAL ESTATE FUND (CLASS A)										
Value at beginning of period	$25.48	$19.82	$19.72	$17.32	$16.04	$12.75	$9.96	$15.55	$18.87	$14.04
Value at end of period	$25.92	$25.48	$19.82	$19.72	$17.32	$16.04	$12.75	$9.96	$15.55	$18.87
Number of accumulation units outstanding at end of period	1	1	13	60	43	838	846	722	605	337
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$14.91	$13.41	$10.31	$9.05	$8.96	$8.11	$6.88			
Value at end of period	$15.00	$14.91	$13.41	$10.31	$9.05	$8.96	$8.11			
Number of accumulation units outstanding at end of period	26	26	0	539	469	1,655	1,397			
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$16.45	$14.82	$11.21	$9.72	$10.06	$8.46				
Value at end of period	$15.75	$16.45	$14.82	$11.21	$9.72	$10.06				
Number of accumulation units outstanding at end of period	116	107	88	66	700	925				
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$16.48	$15.94	$11.66	$10.20	$10.78	$8.41				
Value at end of period	$15.49	$16.48	$15.94	$11.66	$10.20	$10.78				
Number of accumulation units outstanding at end of period	122	113	84	63	2,096	1,566				
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$23.75	$22.58	$16.59	$14.67	$15.24	$12.40	$9.85	$14.46	$13.83	$12.56
Value at end of period	$23.27	$23.75	$22.58	$16.59	$14.67	$15.24	$12.40	$9.85	$14.46	$13.83
Number of accumulation units outstanding at end of period	176	898	1,166	1,239	1,836	1,882	2,284	2,720	493	268
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.01	$14.42	$12.58	$11.24	$11.76	$11.04				
Value at end of period	$14.79	$15.01	$14.42	$12.58	$11.24	$11.76				
Number of accumulation units outstanding at end of period	4,614	6,625	25,696	18,923	27,097	15,857				

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.79	$15.15	$12.77	$11.25	$11.96	$11.20				
Value at end of period	$15.50	$15.79	$15.15	$12.77	$11.25	$11.96				
Number of accumulation units outstanding at end of period	5,727	14,616	31,047	15,413	16,588	31,725				
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.37	$15.65	$12.86	$11.29	$12.08	$11.25				
Value at end of period	$15.99	$16.37	$15.65	$12.86	$11.29	$12.08				
Number of accumulation units outstanding at end of period	1,571	4,854	26,128	18,106	16,133	21,654				
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$15.66	$14.94	$12.26	$10.77	$11.51	$11.37				
Value at end of period	$15.30	$15.66	$14.94	$12.26	$10.77	$11.51				
Number of accumulation units outstanding at end of period	508	327	2,536	224	130	34				
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$12.91	$12.38	$11.73	$10.84	$10.95	$10.49				
Value at end of period	$12.73	$12.91	$12.38	$11.73	$10.84	$10.95				
Number of accumulation units outstanding at end of period	3,367	1,378	6,722	3,145	2,659	2,133				
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$14.85	$14.12	$12.77	$11.53	$11.49	$10.49	$9.03	$11.98	$11.48	$10.74
Value at end of period	$14.61	$14.85	$14.12	$12.77	$11.53	$11.49	$10.49	$9.03	$11.98	$11.48
Number of accumulation units outstanding at end of period	0	0	1,083	3,904	2,710	4,566	3,205	28,856	3,617	3,395
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$15.69	$14.93	$12.37	$10.91	$11.39	$10.22	$8.28	$13.13	$12.67	$11.35
Value at end of period	$15.29	$15.69	$14.93	$12.37	$10.91	$11.39	$10.22	$8.28	$13.13	$12.67
Number of accumulation units outstanding at end of period	0	0	1,365	6,466	1,292	2,236	1,661	18,430	3,643	3,894
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.20	$14.45	$12.57	$11.22	$11.44	$10.36	$8.62	$12.58	$12.09	$11.03
Value at end of period	$14.91	$15.20	$14.45	$12.57	$11.22	$11.44	$10.36	$8.62	$12.58	$12.09
Number of accumulation units outstanding at end of period	696	3,775	4,220	13,579	6,057	23,577	17,614	40,701	27,473	29,895
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2010)										
Value at beginning of period	$11.99	$11.52	$12.00	$11.73	$11.10	$11.31				
Value at end of period	$11.84	$11.99	$11.52	$12.00	$11.73	$11.10				
Number of accumulation units outstanding at end of period	0	153	126	0	1,468	740				
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$25.16	$22.65	$17.46	$15.19	$15.89	$13.18	$9.84	$13.57	$14.15	$12.41
Value at end of period	$24.41	$25.16	$22.65	$17.46	$15.19	$15.89	$13.18	$9.84	$13.57	$14.15
Number of accumulation units outstanding at end of period	157	169	85	396	1,249	1,098	481	530	716	125
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$25.01	$24.27	$17.70	$14.98	$14.84	$11.88	$8.89	$15.33	$14.63	$13.22
Value at end of period	$23.46	$25.01	$24.27	$17.70	$14.98	$14.84	$11.88	$8.89	$15.33	$14.63
Number of accumulation units outstanding at end of period	581	909	426	399	1,341	4,921	446	2,033	141	580
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.30	$12.72	$12.63	$11.08	$10.26	$8.12	$6.06	$9.99	$12.30	$12.10
Value at end of period	$16.55	$16.30	$12.72	$12.63	$11.08	$10.26	$8.12	$6.06	$9.99	$12.30
Number of accumulation units outstanding at end of period	13	13	0	1	1	3,052	213	9,845	145	1,240

CFI 215

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.43	$14.75	$11.08	$10.00	$10.62	$9.60	$7.38	$12.30	$11.96	$10.64
Value at end of period	$16.71	$16.43	$14.75	$11.08	$10.00	$10.62	$9.60	$7.38	$12.30	$11.96
Number of accumulation units outstanding at end of period	200	181	146	109	2,993	3,060	0	554	264	328
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$21.53	$20.57	$15.32	$13.54	$15.40	$12.16	$8.85	$14.73	$15.07	
Value at end of period	$20.90	$21.53	$20.57	$15.32	$13.54	$15.40	$12.16	$8.85	$14.73	
Number of accumulation units outstanding at end of period	795	1,015	994	1,397	3,893	6,937	1,680	3,768	469	
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$18.65	$17.31	$12.98	$11.08	$11.46	$10.08	$7.94	$12.65	$13.11	$11.46
Value at end of period	$17.32	$18.65	$17.31	$12.98	$11.08	$11.46	$10.08	$7.94	$12.65	$13.11
Number of accumulation units outstanding at end of period	185	182	175	188	0	675	87	643	259	6
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$10.57	$10.42								
Value at end of period	$10.20	$10.57								
Number of accumulation units outstanding at end of period	128	101								
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$13.25	$13.30	$14.30	$12.17	$15.10	$12.72	$7.52	$15.63	$11.43	$11.14
Value at end of period	$11.00	$13.25	$13.30	$14.30	$12.17	$15.10	$12.72	$7.52	$15.63	$11.43
Number of accumulation units outstanding at end of period	0	999	838	712	3,528	5,365	2,897	10,002	156	673
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$25.43	$22.39	$17.24	$14.54	$14.46	$11.91	$9.60	$14.52	$14.45	
Value at end of period	$24.35	$25.43	$22.39	$17.24	$14.54	$14.46	$11.91	$9.60	$14.52	
Number of accumulation units outstanding at end of period	187	166	419	351	0	2,084	49	99	132	
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$21.97	$20.55	$18.79							
Value at end of period	$20.87	$21.97	$20.55							
Number of accumulation units outstanding at end of period	31	21	7							
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$17.99	$17.85	$14.25	$11.89	$13.14	$11.49	$8.36	$14.21	$13.54	$11.65
Value at end of period	$18.45	$17.99	$17.85	$14.25	$11.89	$13.14	$11.49	$8.36	$14.21	$13.54
Number of accumulation units outstanding at end of period	28	29	788	599	1,189	5,304	2,755	2,194	1,980	2,226
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$18.13	$18.34	$16.57	$14.49	$14.81	$12.64	$7.68	$11.04	$11.17	
Value at end of period	$17.05	$18.13	$18.34	$16.57	$14.49	$14.81	$12.64	$7.68	$11.04	
Number of accumulation units outstanding at end of period	577	458	582	777	611	2,309	1,355	938	480	
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$20.59	$18.61	$15.43	$13.66	$13.46	$11.96	$9.10	$12.73	$12.36	$11.09
Value at end of period	$21.37	$20.59	$18.61	$15.43	$13.66	$13.46	$11.96	$9.10	$12.73	$12.36
Number of accumulation units outstanding at end of period	1,802	4,877	4,040	5,005	7,739	17,833	12,197	10,808	4,201	1,894
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$19.68	$17.82	$13.35	$11.64	$12.24	$9.64	$6.67	$11.88	$12.15	
Value at end of period	$19.83	$19.68	$17.82	$13.35	$11.64	$12.24	$9.64	$6.67	$11.88	
Number of accumulation units outstanding at end of period	0	0	0	0	0	1,728	1,527	44	63	

CFI 216

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$21.63	$19.61	$14.74	$12.88	$13.57	$10.73	$7.44	$13.28	$11.90	$11.05
Value at end of period	$21.72	$21.63	$19.61	$14.74	$12.88	$13.57	$10.73	$7.44	$13.28	$11.90
Number of accumulation units outstanding at end of period	0	166	124	0	0	38	32	38	32	28
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.59	$17.53	$13.70	$11.84	$12.11	$10.68	$8.66	$13.65	$13.43	$11.78
Value at end of period	$17.07	$18.59	$17.53	$13.70	$11.84	$12.11	$10.68	$8.66	$13.65	$13.43
Number of accumulation units outstanding at end of period	818	912	7,427	3,142	5,875	5,685	1,179	1,500	192	2,803
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$20.84	$19.46	$14.19	$12.11	$12.43	$10.79	$7.66	$13.46	$12.44	$11.14
Value at end of period	$22.75	$20.84	$19.46	$14.19	$12.11	$12.43	$10.79	$7.66	$13.46	$12.44
Number of accumulation units outstanding at end of period	170	2,649	2,118	1,425	1,728	5,918	6,350	4,265	1,533	1,810
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$15.30	$15.69	$13.91	$11.87	$13.72	$12.23	$9.01	$18.08	$15.20	$12.42
Value at end of period	$14.96	$15.30	$15.69	$13.91	$11.87	$13.72	$12.23	$9.01	$18.08	$15.20
Number of accumulation units outstanding at end of period	0	311	214	0	0	0	0	0	0	0
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$11.52	$12.53	$10.58	$9.03	$10.41	$8.57				
Value at end of period	$10.97	$11.52	$12.53	$10.58	$9.03	$10.41				
Number of accumulation units outstanding at end of period	0	3	0	45	33	21				
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$19.23	$20.02	$15.51	$12.90	$13.85	$13.01	$9.94	$16.70	$16.99	
Value at end of period	$17.57	$19.23	$20.02	$15.51	$12.90	$13.85	$13.01	$9.94	$16.70	
Number of accumulation units outstanding at end of period	99	100	137	153	173	1,799	1,846	4,046	1,781	
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$12.79	$13.33	$10.34	$8.61	$9.26	$8.70	$6.66	$11.18	$11.56	
Value at end of period	$11.66	$12.79	$13.33	$10.34	$8.61	$9.26	$8.70	$6.66	$11.18	
Number of accumulation units outstanding at end of period	13	13	0	0	0	0	15	9	4	
WANGER INTERNATIONAL										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$11.68	$12.40	$10.28	$8.58	$10.20	$8.28	$7.85			
Value at end of period	$11.53	$11.68	$12.40	$10.28	$8.58	$10.20	$8.28			
Number of accumulation units outstanding at end of period	501	627	619	687	1,979	1,598	110			
WANGER USA										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$24.76	$23.98	$18.19	$15.38	$16.43					
Value at end of period	$24.26	$24.76	$23.98	$18.19	$15.38					
Number of accumulation units outstanding at end of period	0	0	0	236	158					
WASHINGTON MUTUAL INVESTORS FUND^{SM} (CLASS R-3)										
Value at beginning of period	$18.43	$16.84	$12.97	$11.72	$11.12	$9.97	$8.51	$12.93	$12.63	$10.88
Value at end of period	$18.11	$18.43	$16.84	$12.97	$11.72	$11.12	$9.97	$8.51	$12.93	$12.63
Number of accumulation units outstanding at end of period	543	1,458	2,224	2,083	5,117	3,995	1,165	745	696	1,254

CFI 217

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$21.94	$20.74	$15.25	$13.65	$14.16	$11.72	$9.16	$13.63	$15.05	$12.59
Value at end of period	$20.63	$21.94	$20.74	$15.25	$13.65	$14.16	$11.72	$9.16	$13.63	$15.05
Number of accumulation units outstanding at end of period	0	0	0	0	0	1,643	1,605	1,516	1,288	1,115

TABLE 27

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.30%

(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC. (CLASS A)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$17.32	$16.15	$12.21	$10.55	$10.14	$9.45				
Value at end of period	$17.26	$17.32	$16.15	$12.21	$10.55	$10.14				
Number of accumulation units outstanding at end of period	0	0	0	0	0	6,966				
ALLIANZGI NFJ SMALL-CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$24.43	$24.41	$18.84	$17.93						
Value at end of period	$22.07	$24.43	$24.41	$18.84						
Number of accumulation units outstanding at end of period	0	18	15	9						
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$19.69	$18.33	$14.35	$13.29	$13.24	$11.98	$11.64			
Value at end of period	$18.83	$19.69	$18.33	$14.35	$13.29	$13.24	$11.98			
Number of accumulation units outstanding at end of period	0	0	0	0	0	760	464			
AMERICAN BALANCED FUND® (CLASS R-3)										
Value at beginning of period	$17.56	$16.40	$13.69	$12.19	$11.93	$10.73	$9.00	$12.31	$11.74	$10.68
Value at end of period	$17.57	$17.56	$16.40	$13.69	$12.19	$11.93	$10.73	$9.00	$12.31	$11.74
Number of accumulation units outstanding at end of period	0	0	0	0	9,761	10,655	7,129	6,033	4,510	58,169
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$11.65	$11.54	$12.91	$12.30	$11.07	$10.67	$10.69			
Value at end of period	$11.22	$11.65	$11.54	$12.91	$12.30	$11.07	$10.67			
Number of accumulation units outstanding at end of period	0	0	0	0	0	704	500			
ARIEL APPRECIATION FUND (INVESTOR CLASS)										
(Funds were first received in this option during October 2014)										
Value at beginning of period	$20.93	$19.40								
Value at end of period	$19.31	$20.93								
Number of accumulation units outstanding at end of period	599	541								
ARIEL FUND (INVESTOR CLASS)										
Value at beginning of period	$19.74	$18.08	$12.71	$10.74	$12.31	$9.94	$6.18	$12.14	$12.56	$11.57
Value at end of period	$18.62	$19.74	$18.08	$12.71	$10.74	$12.31	$9.94	$6.18	$12.14	$12.56
Number of accumulation units outstanding at end of period	604	255	0	91	91	91	91	182	30	9,855
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$15.22	$13.80	$10.36	$10.07						
Value at end of period	$14.22	$15.22	$13.80	$10.36						
Number of accumulation units outstanding at end of period	367	351	267	177						

CFI 218

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
DODGE & COX STOCK FUND										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$19.45	$17.93	$12.99	$12.62						
Value at end of period	$18.24	$19.45	$17.93	$12.99						
Number of accumulation units outstanding at end of period	556	406	469	322						
EUROPACIFIC GROWTH FUND® (CLASS R-3)										
Value at beginning of period	$18.73	$19.54	$16.53	$14.09	$16.56	$15.38	$11.24	$19.20	$16.40	$14.83
Value at end of period	$18.28	$18.73	$19.54	$16.53	$14.09	$16.56	$15.38	$11.24	$19.20	$16.40
Number of accumulation units outstanding at end of period	2,048	2,247	1,043	175	0	4,926	191	0	0	472
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$22.39	$20.34	$15.76	$13.77	$14.37	$12.47	$9.34	$16.54	$14.30	$13.02
Value at end of period	$22.16	$22.39	$20.34	$15.76	$13.77	$14.37	$12.47	$9.34	$16.54	$14.30
Number of accumulation units outstanding at end of period	7,153	6,497	1,305	422	1,091	14,887	851	732	497	25,693
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$16.76	$15.68	$12.45	$12.27						
Value at end of period	$15.82	$16.76	$15.68	$12.45						
Number of accumulation units outstanding at end of period	2,193	1,466	223	147						
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
Value at beginning of period	$22.20	$21.47	$17.40	$15.58	$16.31	$14.90	$12.51	$17.34	$15.86	$13.09
Value at end of period	$21.08	$22.20	$21.47	$17.40	$15.58	$16.31	$14.90	$12.51	$17.34	$15.86
Number of accumulation units outstanding at end of period	466	940	0	115	115	7,277	297	229	140	13,920
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$22.46	$22.67	$16.89	$14.48	$15.28	$12.09	$9.50	$14.40	$14.98	$14.62
Value at end of period	$20.49	$22.46	$22.67	$16.89	$14.48	$15.28	$12.09	$9.50	$14.40	$14.98
Number of accumulation units outstanding at end of period	225	222	809	112	0	47	0	0	0	54
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$20.58	$19.42	$14.23	$13.04	$13.92	$11.00	$7.80	$12.77		
Value at end of period	$19.87	$20.58	$19.42	$14.23	$13.04	$13.92	$11.00	$7.80		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	1,839		
FUNDAMENTAL INVESTORS[SM] (CLASS R-3)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.82	$12.89	$9.96	$8.64	$8.96	$7.98	$7.85			
Value at end of period	$14.05	$13.82	$12.89	$9.96	$8.64	$8.96	$7.98			
Number of accumulation units outstanding at end of period	0	0	0	0	0	3,897	3,253			
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$18.54	$18.00	$14.13	$13.56						
Value at end of period	$17.48	$18.54	$18.00	$14.13						
Number of accumulation units outstanding at end of period	0	1	1	48						
LORD ABBETT DEVELOPING GROWTH FUND, INC. (CLASS A)										
(Funds were first received in this option during June 2012)										
Value at beginning of period	$23.86	$23.49	$15.18	$15.13						
Value at end of period	$21.40	$23.86	$23.49	$15.18						
Number of accumulation units outstanding at end of period	0	0	745	507						
LORD ABBETT RESEARCH FUND, INC. - SMALL-CAP VALUE SERIES (CLASS A)										
Value at beginning of period	$24.72	$24.62	$18.70	$17.17	$18.27	$14.69	$11.49	$16.91	$15.55	$13.11
Value at end of period	$24.06	$24.72	$24.62	$18.70	$17.17	$18.27	$14.69	$11.49	$16.91	$15.55
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	11,645

CFI 219

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
NEW PERSPECTIVE FUND® (CLASS R-3)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$20.47	$20.16	$16.16	$13.59	$14.96	$13.49	$13.29			
Value at end of period	$21.21	$20.47	$20.16	$16.16	$13.59	$14.96	$13.49			
Number of accumulation units outstanding at end of period	0	25	44	119	0	159	122			
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$32.32	$34.46	$32.28	$27.12	$33.61	$26.87	$15.01	$29.02		
Value at end of period	$27.36	$32.32	$34.46	$32.28	$27.12	$33.61	$26.87	$15.01		
Number of accumulation units outstanding at end of period	0	0	0	0	0	1,331	1,327	1,196		
OPPENHEIMER INTERNATIONAL BOND FUND (CLASS A)										
(Funds were first received in this option during April 2013)										
Value at beginning of period	$10.65	$10.79	$11.53							
Value at end of period	$10.09	$10.65	$10.79							
Number of accumulation units outstanding at end of period	0	0	51							
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$7.04	$8.19	$8.49	$7.71	$10.23	$9.09				
Value at end of period	$5.86	$7.04	$8.19	$8.49	$7.71	$10.23				
Number of accumulation units outstanding at end of period	0	0	0	0	0	4,867				
PIONEER HIGH YIELD FUND (CLASS A)										
Value at beginning of period	$16.45	$16.73	$15.12	$13.35	$13.79	$11.91	$7.46	$12.02	$11.41	$10.79
Value at end of period	$15.42	$16.45	$16.73	$15.12	$13.35	$13.79	$11.91	$7.46	$12.02	$11.41
Number of accumulation units outstanding at end of period	0	0	0	0	0	2,764	0	444	0	1,212
ROYCE TOTAL RETURN FUND (K CLASS)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$17.99	$18.06	$13.85	$13.60						
Value at end of period	$16.40	$17.99	$18.06	$13.85						
Number of accumulation units outstanding at end of period	105	90	102	92						
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)										
Value at beginning of period	$23.32	$21.47	$16.61	$14.15	$15.13	$13.23	$9.18	$14.28	$14.45	$12.23
Value at end of period	$22.12	$23.32	$21.47	$16.61	$14.15	$15.13	$13.23	$9.18	$14.28	$14.45
Number of accumulation units outstanding at end of period	0	0	0	487	713	1,014	577	493	283	16,478
THE GROWTH FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$19.90	$18.51	$14.05	$11.84	$12.65	$11.45	$8.65	$14.41	$13.21	$12.09
Value at end of period	$20.63	$19.90	$18.51	$14.05	$11.84	$12.65	$11.45	$8.65	$14.41	$13.21
Number of accumulation units outstanding at end of period	7,777	9,234	1,137	1,444	0	7,980	1,158	329	186	15,579
THE INCOME FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$18.03	$16.91	$14.54	$13.20	$12.72	$11.54	$9.43	$13.49	$13.22	$11.71
Value at end of period	$17.46	$18.03	$16.91	$14.54	$13.20	$12.72	$11.54	$9.43	$13.49	$13.22
Number of accumulation units outstanding at end of period	0	0	0	0	0	7,849	0	262	0	4,868
VOYA BALANCED PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$14.95	$14.29	$12.44	$12.22						
Value at end of period	$14.44	$14.95	$14.29	$12.44						
Number of accumulation units outstanding at end of period	22	13	15	9						
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$11.91	$12.05	$12.75	$12.00	$11.74	$10.30	$10.26			
Value at end of period	$11.22	$11.91	$12.05	$12.75	$12.00	$11.74	$10.30			
Number of accumulation units outstanding at end of period	0	0	0	0	0	2,388	1,425			

CFI 220

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA GNMA INCOME FUND (CLASS A)										
Value at beginning of period	$13.62	$13.15	$13.57	$13.37	$12.60	$12.02	$11.60	$11.00	$10.53	$10.23
Value at end of period	$13.66	$13.62	$13.15	$13.57	$13.37	$12.60	$12.02	$11.60	$11.00	$10.53
Number of accumulation units outstanding at end of period	2,608	2,491	0	0	0	11,470	0	0	0	17,001
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$21.69	$19.92	$15.49	$15.39						
Value at end of period	$21.03	$21.69	$19.92	$15.49						
Number of accumulation units outstanding at end of period	0	68	93	73						
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$17.46	$15.60	$11.94	$10.61	$10.80	$9.64	$7.96	$12.89	$12.49	$11.09
Value at end of period	$17.31	$17.46	$15.60	$11.94	$10.61	$10.80	$9.64	$7.96	$12.89	$12.49
Number of accumulation units outstanding at end of period	0	1,720	1,339	1,060	311	4,522	299	287	209	563
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$20.92	$19.42	$14.68	$12.69	$13.05	$11.10				
Value at end of period	$20.20	$20.92	$19.42	$14.68	$12.69	$13.05				
Number of accumulation units outstanding at end of period	244	245	180	119	0	92				
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2010)										
Value at beginning of period	$19.39	$18.70	$13.33	$12.07	$12.36	$10.78				
Value at end of period	$18.45	$19.39	$18.70	$13.33	$12.07	$12.36				
Number of accumulation units outstanding at end of period	0	0	0	0	0	1,461				
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.89	$14.29	$12.39	$11.12	$11.46	$10.93				
Value at end of period	$14.46	$14.89	$14.29	$12.39	$11.12	$11.46				
Number of accumulation units outstanding at end of period	3,324	2,782	1,755	1,169	0	1,360				
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.84	$15.17	$12.63	$11.12	$11.67	$11.07				
Value at end of period	$15.36	$15.84	$15.17	$12.63	$11.12	$11.67				
Number of accumulation units outstanding at end of period	921	822	619	295	0	135				
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.37	$15.65	$12.80	$11.22	$11.88	$11.21				
Value at end of period	$15.84	$16.37	$15.65	$12.80	$11.22	$11.88				
Number of accumulation units outstanding at end of period	398	1,197	1,182	1,752	0	93				
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during October 2013)										
Value at beginning of period	$15.87	$15.15	$14.55							
Value at end of period	$15.35	$15.87	$15.15							
Number of accumulation units outstanding at end of period	0	158	20							
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$12.85									
Value at end of period	$12.53									
Number of accumulation units outstanding at end of period	2,441									
VOYA INTERMEDIATE BOND FUND (CLASS A)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$13.95	$13.28	$13.55	$13.48						
Value at end of period	$13.81	$13.95	$13.28	$13.55						
Number of accumulation units outstanding at end of period	3,159	3,393	29	16						

CFI 221

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$13.86	$13.21	$13.44	$12.49	$11.81	$10.93	$9.96	$11.06	$10.61	$10.37
Value at end of period	$13.71	$13.86	$13.21	$13.44	$12.49	$11.81	$10.93	$9.96	$11.06	$10.61
Number of accumulation units outstanding at end of period	0	0	8,036	0	1,233	1,207	1,190	3,727	988	857
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$8.84	$9.55	$8.19							
Value at end of period	$8.63	$8.84	$9.55							
Number of accumulation units outstanding at end of period	0	0	619							
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$17.21	$16.22								
Value at end of period	$18.03	$17.21								
Number of accumulation units outstanding at end of period	316	311								
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$13.04	$12.05	$9.90							
Value at end of period	$12.26	$13.04	$12.05							
Number of accumulation units outstanding at end of period	1,196	1,641	1,072							
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2014)										
Value at beginning of period	$13.01	$12.87								
Value at end of period	$12.23	$13.01								
Number of accumulation units outstanding at end of period	0	122								
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$9.74	$9.92	$10.09	$10.27	$10.46	$10.59				
Value at end of period	$9.57	$9.74	$9.92	$10.09	$10.27	$10.46				
Number of accumulation units outstanding at end of period	555	290	0	0	0	2,359				
VOYA REAL ESTATE FUND (CLASS A)										
Value at beginning of period	$25.34	$19.72	$19.63	$17.25	$15.99	$12.71	$9.93	$15.52	$18.84	$14.03
Value at end of period	$25.76	$25.34	$19.72	$19.63	$17.25	$15.99	$12.71	$9.93	$15.52	$18.84
Number of accumulation units outstanding at end of period	340	358	0	0	0	0	0	1,245	0	13,439
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$14.86	$13.37	$10.28	$10.19						
Value at end of period	$14.94	$14.86	$13.37	$10.28						
Number of accumulation units outstanding at end of period	1,744	1,647	1,354	168						
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$16.40	$14.78	$13.73							
Value at end of period	$15.69	$16.40	$14.78							
Number of accumulation units outstanding at end of period	0	0	1,764							
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$16.42	$15.89	$11.63	$11.24						
Value at end of period	$15.43	$16.42	$15.89	$11.63						
Number of accumulation units outstanding at end of period	89	89	89	89						
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$23.62	$22.47	$16.52	$14.62	$15.18	$12.37	$9.82	$14.43	$13.81	$13.45
Value at end of period	$23.14	$23.62	$22.47	$16.52	$14.62	$15.18	$12.37	$9.82	$14.43	$13.81
Number of accumulation units outstanding at end of period	97	266	9	64	0	446	173	0	0	113

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.97	$14.39	$12.56	$11.23	$11.75	$10.97				
Value at end of period	$14.74	$14.97	$14.39	$12.56	$11.23	$11.75				
Number of accumulation units outstanding at end of period	25,468	23,780	0	0	0	270				
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.75	$15.13	$12.75	$11.24	$11.96	$11.13				
Value at end of period	$15.45	$15.75	$15.13	$12.75	$11.24	$11.96				
Number of accumulation units outstanding at end of period	38,695	34,417	0	0	0	2,150				
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.33	$15.62	$12.84	$11.28	$12.07	$11.16				
Value at end of period	$15.94	$16.33	$15.62	$12.84	$11.28	$12.07				
Number of accumulation units outstanding at end of period	20,273	19,094	0	0	0	118				
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during October 2014)										
Value at beginning of period	$15.62	$15.06								
Value at end of period	$15.26	$15.62								
Number of accumulation units outstanding at end of period	8,792	5,246								
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$12.88	$12.36	$11.71	$10.83	$10.94	$10.49				
Value at end of period	$12.70	$12.88	$12.36	$11.71	$10.83	$10.94				
Number of accumulation units outstanding at end of period	20,365	135	0	0	0	108				
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$14.77	$14.05	$12.97							
Value at end of period	$14.52	$14.77	$14.05							
Number of accumulation units outstanding at end of period	0	0	2,235							
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$15.60	$14.85	$12.78							
Value at end of period	$15.20	$15.60	$14.85							
Number of accumulation units outstanding at end of period	0	0	4,345							
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$15.12	$14.38	$12.86							
Value at end of period	$14.82	$15.12	$14.38							
Number of accumulation units outstanding at end of period	0	0	8,511							
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2010)										
Value at beginning of period	$11.95	$11.49	$11.97	$11.71	$11.09	$11.27				
Value at end of period	$11.80	$11.95	$11.49	$11.97	$11.71	$11.09				
Number of accumulation units outstanding at end of period	0	0	0	0	0	3,375				
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$25.02	$22.54	$17.38	$15.13	$15.83	$13.15	$12.86			
Value at end of period	$24.27	$25.02	$22.54	$17.38	$15.13	$15.83	$13.15			
Number of accumulation units outstanding at end of period	0	0	0	0	0	17	9			

CFI 223

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$24.87	$24.15	$17.62	$14.92	$14.79	$11.84	$8.87	$15.30	$14.97	
Value at end of period	$23.32	$24.87	$24.15	$17.62	$14.92	$14.79	$11.84	$8.87	$15.30	
Number of accumulation units outstanding at end of period	719	1,360	190	169	381	2,909	526	365	263	
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.23	$12.67	$12.59	$11.05	$10.23	$9.49				
Value at end of period	$16.47	$16.23	$12.67	$12.59	$11.05	$10.23				
Number of accumulation units outstanding at end of period	0	0	0	0	0	4,574				
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2008)										
Value at beginning of period	$16.34	$14.68	$11.03	$9.96	$10.58	$9.57	$7.37	$7.23		
Value at end of period	$16.61	$16.34	$14.68	$11.03	$9.96	$10.58	$9.57	$7.37		
Number of accumulation units outstanding at end of period	470	533	0	0	0	0	0	2		
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.61	$15.15	$10.97	$9.73	$10.13	$9.44				
Value at end of period	$14.95	$15.61	$15.15	$10.97	$9.73	$10.13				
Number of accumulation units outstanding at end of period	0	0	0	0	0	3,344				
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$21.42	$20.48	$15.26	$13.49	$15.36	$12.13	$8.83	$14.71	$14.25	
Value at end of period	$20.79	$21.42	$20.48	$15.26	$13.49	$15.36	$12.13	$8.83	$14.71	
Number of accumulation units outstanding at end of period	75	161	62	38	321	3,258	344	292	181	
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$18.55	$17.22	$12.92	$11.03	$11.42	$10.05	$7.92	$12.63	$13.09	$11.76
Value at end of period	$17.22	$18.55	$17.22	$12.92	$11.03	$11.42	$10.05	$7.92	$12.63	$13.09
Number of accumulation units outstanding at end of period	0	0	0	0	0	746	0	0	0	741
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$25.29	$22.28	$17.16	$14.49	$14.41	$11.88	$9.58	$14.49	$14.34	$13.24
Value at end of period	$24.21	$25.29	$22.28	$17.16	$14.49	$14.41	$11.88	$9.58	$14.49	$14.34
Number of accumulation units outstanding at end of period	0	1,331	1,152	693	0	1,263	0	0	0	1,426
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$17.90	$17.77	$14.20	$11.85	$13.10	$11.46	$8.34	$14.19	$13.52	$11.64
Value at end of period	$18.35	$17.90	$17.77	$14.20	$11.85	$13.10	$11.46	$8.34	$14.19	$13.52
Number of accumulation units outstanding at end of period	96	82	73	45	468	1,779	461	447	307	2,929
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$20.49	$18.53	$15.37	$13.62	$13.42	$12.79				
Value at end of period	$21.26	$20.49	$18.53	$15.37	$13.62	$13.42				
Number of accumulation units outstanding at end of period	1,794	3,473	1,492	1,334	0	7,389				
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2014)										
Value at beginning of period	$19.59	$18.16								
Value at end of period	$19.73	$19.59								
Number of accumulation units outstanding at end of period	314	248								

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$21.51	$19.52	$14.67	$14.35						
Value at end of period	$21.60	$21.51	$19.52	$14.67						
Number of accumulation units outstanding at end of period	354	329	257	166						
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.49	$17.45	$13.64	$11.80	$12.07	$10.65	$8.64	$13.63	$13.41	$12.02
Value at end of period	$16.97	$18.49	$17.45	$13.64	$11.80	$12.07	$10.65	$8.64	$13.63	$13.41
Number of accumulation units outstanding at end of period	0	0	0	0	0	1,358	0	0	0	1,007
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$20.72	$19.36	$14.12	$12.06	$12.38	$10.76	$7.65	$13.44	$12.42	$11.13
Value at end of period	$22.61	$20.72	$19.36	$14.12	$12.06	$12.38	$10.76	$7.65	$13.44	$12.42
Number of accumulation units outstanding at end of period	0	0	0	0	525	2,179	497	467	344	1,449
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$11.47	$12.48	$10.54	$10.08						
Value at end of period	$10.92	$11.47	$12.48	$10.54						
Number of accumulation units outstanding at end of period	24	13	18	11						
WANGER INTERNATIONAL										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$11.64	$12.36	$10.25	$8.56	$10.18	$8.69				
Value at end of period	$11.48	$11.64	$12.36	$10.25	$8.56	$10.18				
Number of accumulation units outstanding at end of period	0	0	0	0	0	4,112				
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-3)										
Value at beginning of period	$18.33	$16.76	$12.91	$11.67	$11.08	$9.94	$8.49	$12.90	$12.61	$10.87
Value at end of period	$18.00	$18.33	$16.76	$12.91	$11.67	$11.08	$9.94	$8.49	$12.90	$12.61
Number of accumulation units outstanding at end of period	0	0	0	0	574	3,309	498	445	339	25,205
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$21.82	$20.64	$15.18	$13.59	$14.11	$11.69	$9.14	$13.60	$15.03	$12.57
Value at end of period	$20.51	$21.82	$20.64	$15.18	$13.59	$14.11	$11.69	$9.14	$13.60	$15.03
Number of accumulation units outstanding at end of period	0	0	0	0	259	250	254	241	147	135

TABLE 28
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.35%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC. (CLASS A)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$17.22	$16.07	$12.16	$10.50	$10.10	$9.07	$7.62	$11.81		
Value at end of period	$17.16	$17.22	$16.07	$12.16	$10.50	$10.10	$9.07	$7.62		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	325	212		
ALLIANZGI NFJ SMALL-CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$24.30	$24.29	$18.75	$17.26	$17.17	$13.96	$11.56			
Value at end of period	$21.94	$24.30	$24.29	$18.75	$17.26	$17.17	$13.96			
Number of accumulation units outstanding at end of period	0	0	0	0	31	2,044	7,890			

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2011)										
Value at beginning of period	$20.02	$17.84	$14.76	$13.48	$13.97					
Value at end of period	$19.62	$20.02	$17.84	$14.76	$13.48					
Number of accumulation units outstanding at end of period	208	2,628	1,292	0	2,165					
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$19.64	$18.48								
Value at end of period	$18.77	$19.64								
Number of accumulation units outstanding at end of period	248	200								
AMERICAN BALANCED FUND® (CLASS R-3)										
Value at beginning of period	$17.47	$16.32	$13.63	$12.14	$11.89	$10.70	$8.98	$12.29	$11.73	$10.67
Value at end of period	$17.46	$17.47	$16.32	$13.63	$12.14	$11.89	$10.70	$8.98	$12.29	$11.73
Number of accumulation units outstanding at end of period	37	710	715	668	662	8,672	54,589	19,031	21,632	8,816
ARIEL APPRECIATION FUND (INVESTOR CLASS)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$20.82	$19.58	$13.62	$11.61	$12.74	$10.84	$6.76	$10.83		
Value at end of period	$19.20	$20.82	$19.58	$13.62	$11.61	$12.74	$10.84	$6.76		
Number of accumulation units outstanding at end of period	0	0	412	518	82	86	684	355		
ARIEL FUND (INVESTOR CLASS)										
Value at beginning of period	$19.63	$17.99	$12.65	$10.70	$12.27	$9.91	$6.17	$12.12	$12.54	$11.56
Value at end of period	$18.51	$19.63	$17.99	$12.65	$10.70	$12.27	$9.91	$6.17	$12.12	$12.54
Number of accumulation units outstanding at end of period	0	0	271	243	193	133	721	210	1,057	739
BLACKROCK EQUITY DIVIDEND FUND (INVESTOR A SHARES)										
(Funds were first received in this option during February 2015)										
Value at beginning of period	$17.82									
Value at end of period	$17.42									
Number of accumulation units outstanding at end of period	1,212									
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during December 2008)										
Value at beginning of period	$15.17	$13.76	$10.34	$9.02	$9.57	$7.90	$6.07	$5.94		
Value at end of period	$14.17	$15.17	$13.76	$10.34	$9.02	$9.57	$7.90	$6.07		
Number of accumulation units outstanding at end of period	0	0	0	36	0	3,832	1,137	178		
CRM MID CAP VALUE FUND (INVESTOR SHARES)										
(Funds were first received in this option during October 2010)										
Value at beginning of period	$20.38	$19.58	$14.94	$12.90	$14.11	$12.98				
Value at end of period	$19.55	$20.38	$19.58	$14.94	$12.90	$14.11				
Number of accumulation units outstanding at end of period	40	15	0	0	0	11				
DODGE & COX INTERNATIONAL STOCK FUND										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$14.02	$14.27	$11.51	$9.69	$11.48					
Value at end of period	$12.20	$14.02	$14.27	$11.51	$9.69					
Number of accumulation units outstanding at end of period	0	0	0	0	149					
EUROPACIFIC GROWTH FUND® (CLASS R-3)										
Value at beginning of period	$18.63	$19.45	$16.46	$14.03	$16.51	$15.34	$11.21	$19.16	$16.38	$13.67
Value at end of period	$18.17	$18.63	$19.45	$16.46	$14.03	$16.51	$15.34	$11.21	$19.16	$16.38
Number of accumulation units outstanding at end of period	3,659	595	1,779	2,104	3,840	8,915	17,273	11,907	16,233	5,107
FIDELITY® ADVISOR NEW INSIGHTS FUND (INSTITUTIONAL CLASS)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$18.97	$18.16								
Value at end of period	$19.13	$18.97								
Number of accumulation units outstanding at end of period	13,073	9,278								

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$22.27	$20.24	$15.69	$13.72	$14.32	$12.43	$9.32	$16.50	$14.28	$13.01
Value at end of period	$22.03	$22.27	$20.24	$15.69	$13.72	$14.32	$12.43	$9.32	$16.50	$14.28
Number of accumulation units outstanding at end of period	41	42	5,661	6,451	7,925	14,251	43,339	30,122	30,195	16,812
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$16.67	$15.60	$12.39	$10.75	$10.83	$9.57	$7.48	$13.28	$14.02	
Value at end of period	$15.73	$16.67	$15.60	$12.39	$10.75	$10.83	$9.57	$7.48	$13.28	
Number of accumulation units outstanding at end of period	0	0	776	735	544	486	2,379	3,199	2,630	
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$17.31	$15.82	$11.81	$10.48	$9.59					
Value at end of period	$18.23	$17.31	$15.82	$11.81	$10.48					
Number of accumulation units outstanding at end of period	41	41	41	41	42					
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$22.08	$21.36	$17.32	$15.52	$16.25	$14.86	$12.48	$17.31	$17.21	
Value at end of period	$20.95	$22.08	$21.36	$17.32	$15.52	$16.25	$14.86	$12.48	$17.31	
Number of accumulation units outstanding at end of period	514	423	934	1,107	460	330	2,862	1,521	1,357	
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$22.34	$22.56	$16.81	$14.43	$15.22	$12.06	$9.48	$14.38	$16.56	
Value at end of period	$20.37	$22.34	$22.56	$16.81	$14.43	$15.22	$12.06	$9.48	$14.38	
Number of accumulation units outstanding at end of period	0	0	0	0	2,375	2,280	2,342	1,304	809	
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)										
Value at beginning of period	$20.47	$19.33	$14.17	$12.99	$13.87	$10.97	$7.78	$13.74	$12.50	$11.81
Value at end of period	$19.75	$20.47	$19.33	$14.17	$12.99	$13.87	$10.97	$7.78	$13.74	$12.50
Number of accumulation units outstanding at end of period	0	0	0	0	0	1	10,534	507	8,938	7,927
FUNDAMENTAL INVESTORS[SM] (CLASS R-3)										
(Funds were first received in this option during December 2008)										
Value at beginning of period	$13.77	$12.86	$9.94	$8.63	$8.94	$7.97	$6.08	$5.97		
Value at end of period	$14.00	$13.77	$12.86	$9.94	$8.63	$8.94	$7.97	$6.08		
Number of accumulation units outstanding at end of period	197	581	0	914	0	9,859	538	308		
INVESCO GLOBAL HEALTH CARE FUND (INVESTOR CLASS)										
Value at beginning of period	$64.44	$54.35	$38.71	$32.54	$31.71	$30.76	$24.50	$34.74	$31.66	$29.36
Value at end of period	$65.38	$64.44	$54.35	$38.71	$32.54	$31.71	$30.76	$24.50	$34.74	$31.66
Number of accumulation units outstanding at end of period	96	96	96	96	97	0	444	303	524	182
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$18.44	$17.91	$14.07	$12.94	$14.01	$12.64	$9.86	$10.10		
Value at end of period	$17.38	$18.44	$17.91	$14.07	$12.94	$14.01	$12.64	$9.86		
Number of accumulation units outstanding at end of period	0	0	0	60	21	4	108	1,565		
INVESCO SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$26.70	$25.74								
Value at end of period	$23.97	$26.70								
Number of accumulation units outstanding at end of period	1,671	344								
LORD ABBETT DEVELOPING GROWTH FUND, INC. (CLASS A)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$23.92	$22.05								
Value at end of period	$21.46	$23.92								
Number of accumulation units outstanding at end of period	858	870								

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
LORD ABBETT FUNDAMENTAL EQUITY FUND (CLASS A)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$17.83	$16.97								
Value at end of period	$17.00	$17.83								
Number of accumulation units outstanding at end of period	538	573								
LORD ABBETT MID CAP STOCK FUND, INC. (CLASS A)										
Value at beginning of period	$19.21	$17.49	$13.63	$12.09	$12.78	$10.34	$8.29	$13.90	$14.05	$12.70
Value at end of period	$18.25	$19.21	$17.49	$13.63	$12.09	$12.78	$10.34	$8.29	$13.90	$14.05
Number of accumulation units outstanding at end of period	0	0	0	0	1,059	926	12,173	31	10,196	9,120
LORD ABBETT RESEARCH FUND, INC. - SMALL-CAP VALUE SERIES (CLASS A)										
Value at beginning of period	$24.58	$24.50	$18.61	$17.10	$18.20	$14.65	$11.46	$16.88	$15.53	$15.84
Value at end of period	$23.92	$24.58	$24.50	$18.61	$17.10	$18.20	$14.65	$11.46	$16.88	$15.53
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	4,694	7,891	6,650	105
NEUBERGER BERMAN GENESIS FUND® (TRUST CLASS)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$17.09	$16.41								
Value at end of period	$16.83	$17.09								
Number of accumulation units outstanding at end of period	181	133								
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$16.02	$14.77	$10.89	$10.00	$10.49	$8.71	$8.31			
Value at end of period	$15.66	$16.02	$14.77	$10.89	$10.00	$10.49	$8.71			
Number of accumulation units outstanding at end of period	2,281	0	0	0	112	6	41			
NEW PERSPECTIVE FUND® (CLASS R-3)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$20.36	$20.06	$16.08	$13.54	$14.91	$13.45	$9.94	$16.27	$15.92	
Value at end of period	$21.09	$20.36	$20.06	$16.08	$13.54	$14.91	$13.45	$9.94	$16.27	
Number of accumulation units outstanding at end of period	0	0	0	0	1,809	5,974	1,952	242	0	
OPPENHEIMER CAPITAL APPRECIATION FUND (CLASS A)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$15.90	$14.03	$11.03	$9.85	$10.16	$9.46	$6.69	$12.56	$11.79	
Value at end of period	$16.15	$15.90	$14.03	$11.03	$9.85	$10.16	$9.46	$6.69	$12.56	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	5,248	4,562	2,117	
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$32.14	$34.29	$32.14	$27.01	$33.50	$26.79	$14.97	$29.26	$22.20	$19.82
Value at end of period	$27.19	$32.14	$34.29	$32.14	$27.01	$33.50	$26.79	$14.97	$29.26	$22.20
Number of accumulation units outstanding at end of period	1,193	742	0	48	101	75	10,922	2,042	953	0
OPPENHEIMER GLOBAL FUND/VA										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$19.15	$19.05	$15.23	$12.78	$14.18	$12.45	$9.06	$15.42	$15.85	
Value at end of period	$19.56	$19.15	$19.05	$15.23	$12.78	$14.18	$12.45	$9.06	$15.42	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	
OPPENHEIMER INTERNATIONAL BOND FUND (CLASS A)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$10.68	$10.81	$11.45	$10.50	$10.99					
Value at end of period	$10.12	$10.68	$10.81	$11.45	$10.50					
Number of accumulation units outstanding at end of period	38	35	0	0	28					
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$15.58	$14.65	$12.79	$11.67	$12.07	$10.96	$9.17	$13.45	$13.01	
Value at end of period	$15.26	$15.58	$14.65	$12.79	$11.67	$12.07	$10.96	$9.17	$13.45	
Number of accumulation units outstanding at end of period	0	0	0	0	167	167	174	715	4	

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$13.46	$13.27	$14.85	$13.88	$12.63	$11.87	$10.42			
Value at end of period	$12.89	$13.46	$13.27	$14.85	$13.88	$12.63	$11.87			
Number of accumulation units outstanding at end of period	38	998	335	0	2,814	1,153	5,691			
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$7.02	$8.16	$8.47	$7.69	$10.21	$8.96	$8.81			
Value at end of period	$5.84	$7.02	$8.16	$8.47	$7.69	$10.21	$8.96			
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	206			
PIONEER HIGH YIELD FUND (CLASS A)										
Value at beginning of period	$16.36	$16.65	$15.06	$13.30	$13.75	$11.87	$7.44	$12.00	$11.40	$10.47
Value at end of period	$15.32	$16.36	$16.65	$15.06	$13.30	$13.75	$11.87	$7.44	$12.00	$11.40
Number of accumulation units outstanding at end of period	37	37	36	37	1,111	3,141	7,241	5,641	1,938	56
PIONEER STRATEGIC INCOME FUND (CLASS A)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$12.27	$12.38								
Value at end of period	$11.90	$12.27								
Number of accumulation units outstanding at end of period	50	111								
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$23.19	$21.36	$16.54	$14.09	$15.08	$13.19	$9.16	$9.43		
Value at end of period	$21.99	$23.19	$21.36	$16.54	$14.09	$15.08	$13.19	$9.16		
Number of accumulation units outstanding at end of period	0	0	52	0	0	0	0	312		
TEMPLETON FOREIGN FUND (CLASS A)										
Value at beginning of period	$15.58	$17.73	$14.16	$12.13	$14.12	$13.21	$8.96	$16.89	$14.63	$12.39
Value at end of period	$14.25	$15.58	$17.73	$14.16	$12.13	$14.12	$13.21	$8.96	$16.89	$14.63
Number of accumulation units outstanding at end of period	0	0	0	197	0	0	7,686	3,135	7,694	8,059
THE GROWTH FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$19.79	$18.41	$13.99	$11.80	$12.61	$11.41	$8.62	$14.39	$13.19	$12.08
Value at end of period	$20.51	$19.79	$18.41	$13.99	$11.80	$12.61	$11.41	$8.62	$14.39	$13.19
Number of accumulation units outstanding at end of period	1,842	1,843	8,301	6,844	11,996	16,013	57,222	27,135	45,965	25,196
THE INCOME FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$17.93	$16.82	$14.48	$13.15	$12.67	$11.51	$9.40	$13.46	$13.20	$11.16
Value at end of period	$17.36	$17.93	$16.82	$14.48	$13.15	$12.67	$11.51	$9.40	$13.46	$13.20
Number of accumulation units outstanding at end of period	0	0	0	0	2,837	2,820	1,336	1,157	195	5,132
VANGUARD® DIVERSIFIED VALUE PORTFOLIO										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$19.13	$17.76	$14.00	$12.25	$12.02	$11.21	$9.01	$14.38	$15.42	
Value at end of period	$18.30	$19.13	$17.76	$14.00	$12.25	$12.02	$11.21	$9.01	$14.38	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	1,275	819	
VANGUARD® EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$20.24	$18.53	$14.53	$13.06	$12.08	$10.74	$9.38	$13.84	$14.22	
Value at end of period	$20.02	$20.24	$18.53	$14.53	$13.06	$12.08	$10.74	$9.38	$13.84	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	1,468	972	
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$21.76	$21.47	$14.94	$13.29	$13.36	$10.34	$7.57	$12.75	$13.61	
Value at end of period	$20.76	$21.76	$21.47	$14.94	$13.29	$13.36	$10.34	$7.57	$12.75	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	3,269	2,565	

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2008)										
Value at beginning of period	$11.86	$12.01	$12.71	$11.97	$11.72	$10.28	$8.59	$8.22		
Value at end of period	$11.18	$11.86	$12.01	$12.71	$11.97	$11.72	$10.28	$8.59		
Number of accumulation units outstanding at end of period	11	0	3	0	865	1,607	3,037	344		
VOYA GLOBAL REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$20.79	$20.50								
Value at end of period	$20.12	$20.79								
Number of accumulation units outstanding at end of period	19	14								
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$10.01									
Value at end of period	$9.32									
Number of accumulation units outstanding at end of period	31									
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$13.55	$13.09	$13.51	$13.31	$12.56	$11.99	$11.57	$10.98	$10.65	
Value at end of period	$13.58	$13.55	$13.09	$13.51	$13.31	$12.56	$11.99	$11.57	$10.98	
Number of accumulation units outstanding at end of period	36	37	2,321	2,852	2,634	8,894	3,265	15,587	12,299	
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$17.37	$15.95	$12.42	$10.91	$11.13	$9.46				
Value at end of period	$16.83	$17.37	$15.95	$12.42	$10.91	$11.13				
Number of accumulation units outstanding at end of period	0	0	0	0	72	65				
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$21.63	$19.87	$15.47	$13.59	$13.86	$12.35	$11.24			
Value at end of period	$20.96	$21.63	$19.87	$15.47	$13.59	$13.86	$12.35			
Number of accumulation units outstanding at end of period	0	0	0	0	53	0	1,875			
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$16.27	$16.32	$15.68	$13.95	$13.55	$12.04	$8.18	$10.71	$10.67	
Value at end of period	$15.72	$16.27	$16.32	$15.68	$13.95	$13.55	$12.04	$8.18	$10.71	
Number of accumulation units outstanding at end of period	0	0	0	0	0	388	0	0	9	
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$17.37	$15.52	$11.89	$10.57	$10.76	$9.61	$7.94	$12.87	$12.47	$11.07
Value at end of period	$17.21	$17.37	$15.52	$11.89	$10.57	$10.76	$9.61	$7.94	$12.87	$12.47
Number of accumulation units outstanding at end of period	1,024	38	56	413	1,218	543	8,987	2,167	5,292	10,853
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$20.80	$19.32	$14.61	$12.64	$13.01	$10.86	$8.39	$13.67	$13.19	$12.27
Value at end of period	$20.08	$20.80	$19.32	$14.61	$12.64	$13.01	$10.86	$8.39	$13.67	$13.19
Number of accumulation units outstanding at end of period	124	2,253	1,009	0	3,429	1,785	3,635	12,520	9,979	3,238
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$19.28	$18.61	$13.27	$12.02	$12.32	$10.21	$8.32	$12.75	$13.83	$12.37
Value at end of period	$18.34	$19.28	$18.61	$13.27	$12.02	$12.32	$10.21	$8.32	$12.75	$13.83
Number of accumulation units outstanding at end of period	0	0	0	215	2,202	2,419	5,354	4,441	4,041	774
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.85	$14.27	$12.37	$11.11	$11.46	$10.93				
Value at end of period	$14.41	$14.85	$14.27	$12.37	$11.11	$11.46				
Number of accumulation units outstanding at end of period	113	3,037	0	0	50	14,366				

CFI 230

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.80	$15.15	$12.61	$11.11	$11.66	$11.07				
Value at end of period	$15.32	$15.80	$15.15	$12.61	$11.11	$11.66				
Number of accumulation units outstanding at end of period	4,481	216	0	0	409	8,911				
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.33	$15.62	$12.78	$11.21	$11.87	$11.21				
Value at end of period	$15.79	$16.33	$15.62	$12.78	$11.21	$11.87				
Number of accumulation units outstanding at end of period	3,668	5,560	0	0	1,575	1,851				
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during November 2014)										
Value at beginning of period	$15.84	$15.77								
Value at end of period	$15.30	$15.84								
Number of accumulation units outstanding at end of period	301	611								
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2015)										
Value at beginning of period	$13.05									
Value at end of period	$12.49									
Number of accumulation units outstanding at end of period	24									
VOYA INTERMEDIATE BOND FUND (CLASS A)										
Value at beginning of period	$13.88	$13.21	$13.49	$12.56	$11.82	$10.92	$9.81	$11.05	$10.59	$10.28
Value at end of period	$13.73	$13.88	$13.21	$13.49	$12.56	$11.82	$10.92	$9.81	$11.05	$10.59
Number of accumulation units outstanding at end of period	8	8	3,185	3,668	4,364	2,800	3,732	6,109	9,777	4,216
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$13.78	$13.14	$13.38	$12.44	$11.77	$10.90	$9.94	$11.04	$10.59	$10.36
Value at end of period	$13.63	$13.78	$13.14	$13.38	$12.44	$11.77	$10.90	$9.94	$11.04	$10.59
Number of accumulation units outstanding at end of period	3,747	673	156	36	1,284	7,492	5,855	15,306	14,642	829
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$8.81	$9.52	$7.96	$6.82	$7.89	$7.43	$6.85			
Value at end of period	$8.59	$8.81	$9.52	$7.96	$6.82	$7.89	$7.43			
Number of accumulation units outstanding at end of period	312	172	0	0	0	0	218			
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$12.99	$12.00	$9.33	$8.27	$8.13	$6.92	$6.25	$9.10	$9.27	
Value at end of period	$12.20	$12.99	$12.00	$9.33	$8.27	$8.13	$6.92	$6.25	$9.10	
Number of accumulation units outstanding at end of period	0	0	1,499	587	6,910	312	3,070	0	601	
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$9.69	$9.87	$10.05	$10.23	$10.42	$10.59	$10.76	$10.67		
Value at end of period	$9.51	$9.69	$9.87	$10.05	$10.23	$10.42	$10.59	$10.76		
Number of accumulation units outstanding at end of period	0	0	30	713	0	1,987	34	0		
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
Value at beginning of period	$18.37	$19.83	$15.64	$13.19	$16.24	$13.21	$9.21	$19.37	$17.82	$14.73
Value at end of period	$19.57	$18.37	$19.83	$15.64	$13.19	$16.24	$13.21	$9.21	$19.37	$17.82
Number of accumulation units outstanding at end of period	0	0	0	118	767	656	1	0	480	311
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$15.00	$13.23	$10.30	$9.48	$10.08	$8.83	$7.21	$11.21	$11.41	
Value at end of period	$14.70	$15.00	$13.23	$10.30	$9.48	$10.08	$8.83	$7.21	$11.21	
Number of accumulation units outstanding at end of period	0	0	0	0	0	9	5	0	1,165	

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA REAL ESTATE FUND (CLASS A)										
Value at beginning of period	$25.20	$19.63	$19.55	$17.18	$15.93	$12.67	$9.91	$15.49	$18.81	$15.50
Value at end of period	$25.61	$25.20	$19.63	$19.55	$17.18	$15.93	$12.67	$9.91	$15.49	$18.81
Number of accumulation units outstanding at end of period	137	142	540	396	321	215	4,687	3,493	1,593	35
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$23.21	$20.86	$16.06	$14.24	$13.89	$12.52	$10.70			
Value at end of period	$24.58	$23.21	$20.86	$16.06	$14.24	$13.89	$12.52			
Number of accumulation units outstanding at end of period	0	0	0	69	59	48	34			
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$14.81	$13.33	$10.26	$9.02	$8.94	$8.09	$7.66			
Value at end of period	$14.88	$14.81	$13.33	$10.26	$9.02	$8.94	$8.09			
Number of accumulation units outstanding at end of period	781	459	1,182	1,050	889	898	725			
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2015)										
Value at beginning of period	$16.98									
Value at end of period	$15.37									
Number of accumulation units outstanding at end of period	74									
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2015)										
Value at beginning of period	$28.15									
Value at end of period	$26.19									
Number of accumulation units outstanding at end of period	13									
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$23.50	$22.35	$16.45	$14.56	$15.13	$12.33	$9.80	$14.40	$14.60	
Value at end of period	$23.00	$23.50	$22.35	$16.45	$14.56	$15.13	$12.33	$9.80	$14.40	
Number of accumulation units outstanding at end of period	0	1,632	2,461	82	3,528	874	2,400	1,857	1,660	
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.93	$14.36	$12.54	$11.22	$11.75	$11.04				
Value at end of period	$14.70	$14.93	$14.36	$12.54	$11.22	$11.75				
Number of accumulation units outstanding at end of period	14,152	35,217	35,864	31,800	35,131	41,427				
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.71	$15.10	$12.73	$11.23	$11.95	$11.20				
Value at end of period	$15.41	$15.71	$15.10	$12.73	$11.23	$11.95				
Number of accumulation units outstanding at end of period	9,212	20,962	39,806	30,108	33,097	34,708				
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.29	$15.59	$12.82	$11.27	$12.07	$11.25				
Value at end of period	$15.90	$16.29	$15.59	$12.82	$11.27	$12.07				
Number of accumulation units outstanding at end of period	6,348	17,388	25,892	13,605	25,477	32,715				
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$15.59	$14.89	$12.23	$10.75	$12.06					
Value at end of period	$15.22	$15.59	$14.89	$12.23	$10.75					
Number of accumulation units outstanding at end of period	2,050	4,033	2,261	179	65					

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$12.85	$12.33	$11.70	$10.82	$10.94	$10.49				
Value at end of period	$12.66	$12.85	$12.33	$11.70	$10.82	$10.94				
Number of accumulation units outstanding at end of period	9,680	4,355	3,890	720	3,225	7,474				
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$14.69	$13.98	$12.66	$11.44	$11.41	$10.43	$8.98	$11.93	$11.45	$10.72
Value at end of period	$14.44	$14.69	$13.98	$12.66	$11.44	$11.41	$10.43	$8.98	$11.93	$11.45
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	23,985	5,749	4,233	1,694
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$15.52	$14.78	$12.26	$10.82	$11.32	$10.16	$8.23	$13.07	$12.64	$11.33
Value at end of period	$15.11	$15.52	$14.78	$12.26	$10.82	$11.32	$10.16	$8.23	$13.07	$12.64
Number of accumulation units outstanding at end of period	0	0	0	0	0	1	40,575	4,983	8,964	5,632
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.04	$14.31	$12.46	$11.13	$11.37	$10.30	$8.58	$12.53	$12.06	$11.01
Value at end of period	$14.73	$15.04	$14.31	$12.46	$11.13	$11.37	$10.30	$8.58	$12.53	$12.06
Number of accumulation units outstanding at end of period	581	1,131	804	0	0	0	18,510	3,690	8,017	6,388
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$24.89	$22.43	$17.30	$15.07	$15.78	$13.11	$9.79	$13.51	$14.11	$12.39
Value at end of period	$24.13	$24.89	$22.43	$17.30	$15.07	$15.78	$13.11	$9.79	$13.51	$14.11
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	8,633	268	7,399	6,267
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$24.74	$24.03	$17.54	$14.86	$14.73	$11.81	$8.85	$15.27	$14.59	$12.83
Value at end of period	$23.18	$24.74	$24.03	$17.54	$14.86	$14.73	$11.81	$8.85	$15.27	$14.59
Number of accumulation units outstanding at end of period	193	193	703	691	1,531	3,385	17,037	1,596	4,040	4,043
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$16.16	$12.62	$12.55	$11.02	$10.21	$8.09	$6.04	$9.97	$10.29	
Value at end of period	$16.39	$16.16	$12.62	$12.55	$11.02	$10.21	$8.09	$6.04	$9.97	
Number of accumulation units outstanding at end of period	0	0	0	0	1,356	2,361	3,187	70	62	
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$16.25	$14.60	$10.99	$9.92	$10.55	$9.54	$7.35	$12.25	$12.41	
Value at end of period	$16.51	$16.25	$14.60	$10.99	$9.92	$10.55	$9.54	$7.35	$12.25	
Number of accumulation units outstanding at end of period	0	0	753	1,831	534	713	1,044	211	130	
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2008)										
Value at beginning of period	$15.54	$15.10	$10.93	$9.70	$10.11	$8.18	$6.65	$6.38		
Value at end of period	$14.88	$15.54	$15.10	$10.93	$9.70	$10.11	$8.18	$6.65		
Number of accumulation units outstanding at end of period	0	0	0	0	0	126	92	65		
VY® FMR[SM] DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$21.32	$20.39	$15.20	$13.45	$15.32	$12.10	$8.82	$14.70	$14.23	
Value at end of period	$20.68	$21.32	$20.39	$15.20	$13.45	$15.32	$12.10	$8.82	$14.70	
Number of accumulation units outstanding at end of period	2,659	1,217	0	0	781	3,680	3,399	1,663	868	
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$18.45	$17.14	$12.87	$10.99	$11.38	$10.02	$7.90	$12.60	$13.07	$11.77
Value at end of period	$17.12	$18.45	$17.14	$12.87	$10.99	$11.38	$10.02	$7.90	$12.60	$13.07
Number of accumulation units outstanding at end of period	0	0	3	0	72	78	8,633	3,542	4,060	508

CFI 233

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$13.13	$13.20	$14.21	$12.10	$15.03	$12.67	$7.50	$15.61	$15.67	
Value at end of period	$10.90	$13.13	$13.20	$14.21	$12.10	$15.03	$12.67	$7.50	$15.61	
Number of accumulation units outstanding at end of period	0	0	0	968	982	1,329	2,311	145	7	
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$25.16	$22.17	$17.09	$14.43	$14.36	$11.84	$9.55	$14.46	$15.33	
Value at end of period	$24.06	$25.16	$22.17	$17.09	$14.43	$14.36	$11.84	$9.55	$14.46	
Number of accumulation units outstanding at end of period	850	266	2	144	1,420	2,009	9,048	1,066	1,072	
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$17.81	$17.69	$14.14	$11.81	$13.06	$11.43	$8.32	$14.17	$13.51	$11.64
Value at end of period	$18.25	$17.81	$17.69	$14.14	$11.81	$13.06	$11.43	$8.32	$14.17	$13.51
Number of accumulation units outstanding at end of period	233	1,551	1,197	807	3,417	2,327	6,662	14,030	13,847	651
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$17.98	$18.20	$16.46	$14.41	$14.75	$12.59	$7.66	$11.02	$11.21	
Value at end of period	$16.89	$17.98	$18.20	$16.46	$14.41	$14.75	$12.59	$7.66	$11.02	
Number of accumulation units outstanding at end of period	7	4,880	5,043	0	5,627	524	1,780	1,393	178	
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$20.39	$18.45	$15.31	$13.57	$13.38	$11.91	$9.07	$12.69	$12.90	
Value at end of period	$21.15	$20.39	$18.45	$15.31	$13.57	$13.38	$11.91	$9.07	$12.69	
Number of accumulation units outstanding at end of period	2,082	1,613	921	615	1,191	7,975	5,905	892	532	
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$19.51	$17.68	$13.26	$11.57	$12.18	$9.61	$6.65	$11.86	$11.32	
Value at end of period	$19.63	$19.51	$17.68	$13.26	$11.57	$12.18	$9.61	$6.65	$11.86	
Number of accumulation units outstanding at end of period	0	0	272	258	218	226	4,375	3,353	3,208	
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.38	$17.36	$13.58	$11.75	$12.03	$10.62	$8.62	$13.60	$13.39	$11.41
Value at end of period	$16.87	$18.38	$17.36	$13.58	$11.75	$12.03	$10.62	$8.62	$13.60	$13.39
Number of accumulation units outstanding at end of period	0	8,762	8,238	0	9,409	11,865	26,325	7,769	18,935	13,085
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$20.61	$19.27	$14.06	$12.02	$12.34	$10.73	$7.63	$13.41	$12.40	$10.83
Value at end of period	$22.48	$20.61	$19.27	$14.06	$12.02	$12.34	$10.73	$7.63	$13.41	$12.40
Number of accumulation units outstanding at end of period	0	0	65	0	0	71	16	0	1,327	1,141
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$15.16	$15.55	$13.80	$12.95						
Value at end of period	$14.80	$15.16	$15.55	$13.80						
Number of accumulation units outstanding at end of period	0	0	0	565						
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2011)										
Value at beginning of period	$11.42	$12.43	$10.51	$8.98	$10.53					
Value at end of period	$10.87	$11.42	$12.43	$10.51	$8.98					
Number of accumulation units outstanding at end of period	0	1,320	292	0	1,537					
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$19.07	$19.87	$15.41	$12.83	$13.78	$12.96	$9.92	$16.68	$16.96	
Value at end of period	$17.40	$19.07	$19.87	$15.41	$12.83	$13.78	$12.96	$9.92	$16.68	
Number of accumulation units outstanding at end of period	0	0	0	0	0	21	3,277	31	13	

CFI 234

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
WANGER INTERNATIONAL										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$11.59	$12.32	$10.22	$8.54	$10.16	$8.26	$8.16			
Value at end of period	$11.43	$11.59	$12.32	$10.22	$8.54	$10.16	$8.26			
Number of accumulation units outstanding at end of period	0	0	0	0	0	2,876	982			
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-3)										
Value at beginning of period	$18.23	$16.67	$12.86	$11.63	$11.05	$9.91	$8.47	$12.88	$12.60	$10.86
Value at end of period	$17.90	$18.23	$16.67	$12.86	$11.63	$11.05	$9.91	$8.47	$12.88	$12.60
Number of accumulation units outstanding at end of period	0	0	0	18	1,014	834	3,232	7,889	7,814	4,106

TABLE 29
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.40%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALLIANZGI NFJ SMALL-CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$24.17	$24.17	$18.67	$17.20	$17.11	$13.92	$10.56			
Value at end of period	$21.81	$24.17	$24.17	$18.67	$17.20	$17.11	$13.92			
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	371			
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$19.96	$17.80	$14.73	$13.47	$13.95	$12.34				
Value at end of period	$19.55	$19.96	$17.80	$14.73	$13.47	$13.95				
Number of accumulation units outstanding at end of period	0	208	559	888	0	2,017				
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2012)										
Value at beginning of period	$19.58	$18.24	$14.30	$13.53						
Value at end of period	$18.71	$19.58	$18.24	$14.30						
Number of accumulation units outstanding at end of period	0	0	453	63						
AMERICAN BALANCED FUND® (CLASS R-3)										
Value at beginning of period	$17.37	$16.24	$13.57	$12.09	$11.85	$10.66	$8.96	$12.26	$11.71	$10.66
Value at end of period	$17.36	$17.37	$16.24	$13.57	$12.09	$11.85	$10.66	$8.96	$12.26	$11.71
Number of accumulation units outstanding at end of period	799	799	825	882	1,071	1,157	4,337	593	1,112	3,751
ARIEL APPRECIATION FUND (INVESTOR CLASS)										
Value at beginning of period	$20.71	$19.48	$13.56	$11.56	$12.70	$10.80	$6.75	$11.59	$11.96	$11.68
Value at end of period	$19.08	$20.71	$19.48	$13.56	$11.56	$12.70	$10.80	$6.75	$11.59	$11.96
Number of accumulation units outstanding at end of period	0	0	0	0	0	1,372	1,588	1,346	35	4
ARIEL FUND (INVESTOR CLASS)										
Value at beginning of period	$19.52	$17.91	$12.59	$10.65	$12.23	$9.88	$6.15	$12.10	$12.53	$12.20
Value at end of period	$18.40	$19.52	$17.91	$12.59	$10.65	$12.23	$9.88	$6.15	$12.10	$12.53
Number of accumulation units outstanding at end of period	0	0	0	0	0	1,558	1,592	1,638	67	38
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$15.12	$13.72	$10.32	$9.00	$9.55	$7.90	$5.03			
Value at end of period	$14.11	$15.12	$13.72	$10.32	$9.00	$9.55	$7.90			
Number of accumulation units outstanding at end of period	90	96	97	98	108	0	36			

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
CRM MID CAP VALUE FUND (INVESTOR SHARES)										
(Funds were first received in this option during June 2012)										
Value at beginning of period	$20.33	$19.53	$14.91	$13.80						
Value at end of period	$19.49	$20.33	$19.53	$14.91						
Number of accumulation units outstanding at end of period	0	0	11	6						
EUROPACIFIC GROWTH FUND® (CLASS R-3)										
Value at beginning of period	$18.53	$19.35	$16.38	$13.97	$16.45	$15.29	$11.18	$19.13	$16.36	$13.66
Value at end of period	$18.06	$18.53	$19.35	$16.38	$13.97	$16.45	$15.29	$11.18	$19.13	$16.36
Number of accumulation units outstanding at end of period	1,862	2,101	2,508	2,441	2,408	4,873	10,688	4,073	6,091	7,371
FIDELITY® ADVISOR NEW INSIGHTS FUND (INSTITUTIONAL CLASS)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$18.92	$17.59	$13.50	$13.22						
Value at end of period	$19.08	$18.92	$17.59	$13.50						
Number of accumulation units outstanding at end of period	0	1,223	8,047	4,137						
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$22.14	$20.14	$15.62	$13.66	$14.27	$12.39	$9.30	$16.47	$14.26	$13.00
Value at end of period	$21.90	$22.14	$20.14	$15.62	$13.66	$14.27	$12.39	$9.30	$16.47	$14.26
Number of accumulation units outstanding at end of period	5,908	6,146	6,189	5,717	6,041	12,891	24,145	9,538	6,053	8,352
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$16.58	$15.52	$12.33	$10.71	$10.80	$9.55	$7.46	$13.25	$13.29	$12.92
Value at end of period	$15.64	$16.58	$15.52	$12.33	$10.71	$10.80	$9.55	$7.46	$13.25	$13.29
Number of accumulation units outstanding at end of period	66	95	169	1,362	3,390	3,569	3,394	2,702	437	109
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$17.21	$15.75	$11.76	$10.44	$10.61	$8.70	$6.90	$13.30	$10.67	$10.17
Value at end of period	$18.12	$17.21	$15.75	$11.76	$10.44	$10.61	$8.70	$6.90	$13.30	$10.67
Number of accumulation units outstanding at end of period	0	0	0	0	1,009	0	0	0	0	0
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
Value at beginning of period	$21.96	$21.26	$17.24	$15.46	$16.19	$14.82	$12.45	$17.27	$15.81	$15.11
Value at end of period	$20.83	$21.96	$21.26	$17.24	$15.46	$16.19	$14.82	$12.45	$17.27	$15.81
Number of accumulation units outstanding at end of period	0	0	187	25	0	0	0	662	408	113
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$22.21	$22.44	$16.74	$14.37	$15.17	$12.02	$9.46	$15.06		
Value at end of period	$20.25	$22.21	$22.44	$16.74	$14.37	$15.17	$12.02	$9.46		
Number of accumulation units outstanding at end of period	485	475	427	67	72	542	541	440		
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)										
Value at beginning of period	$20.35	$19.23	$14.10	$12.94	$13.82	$10.93	$7.76	$13.72	$12.48	$11.80
Value at end of period	$19.63	$20.35	$19.23	$14.10	$12.94	$13.82	$10.93	$7.76	$13.72	$12.48
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	19	27
FUNDAMENTAL INVESTORS℠ (CLASS R-3)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$13.73	$12.82	$9.92	$8.61	$8.93	$7.97	$5.73			
Value at end of period	$13.95	$13.73	$12.82	$9.92	$8.61	$8.93	$7.97			
Number of accumulation units outstanding at end of period	0	0	473	294	0	0	871			
INVESCO GLOBAL HEALTH CARE FUND (INVESTOR CLASS)										
Value at beginning of period	$64.14	$54.12	$38.57	$32.44	$31.62	$30.70	$24.46	$34.69	$31.63	$30.81
Value at end of period	$65.03	$64.14	$54.12	$38.57	$32.44	$31.62	$30.70	$24.46	$34.69	$31.63
Number of accumulation units outstanding at end of period	0	0	0	0	0	85	78	102	2	0
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$18.34	$17.82	$14.01	$12.89	$13.96	$12.60	$9.37			
Value at end of period	$17.27	$18.34	$17.82	$14.01	$12.89	$13.96	$12.60			
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	805			

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
INVESCO SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during June 2012)										
Value at beginning of period	$26.62	$25.25	$17.79	$16.04						
Value at end of period	$23.89	$26.62	$25.25	$17.79						
Number of accumulation units outstanding at end of period	0	0	246	125						
LORD ABBETT FUNDAMENTAL EQUITY FUND (CLASS A)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$17.79	$16.90	$12.57	$12.40						
Value at end of period	$16.95	$17.79	$16.90	$12.57						
Number of accumulation units outstanding at end of period	0	4,543	4,593	3,394						
LORD ABBETT MID CAP STOCK FUND, INC. (CLASS A)										
Value at beginning of period	$19.11	$17.40	$13.57	$12.04	$12.74	$10.31	$8.27	$13.88	$14.03	$12.68
Value at end of period	$18.14	$19.11	$17.40	$13.57	$12.04	$12.74	$10.31	$8.27	$13.88	$14.03
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	7
LORD ABBETT RESEARCH FUND, INC. - SMALL-CAP VALUE SERIES (CLASS A)										
Value at beginning of period	$24.45	$24.38	$18.53	$17.03	$18.14	$14.60	$11.43	$16.85	$15.50	$13.08
Value at end of period	$23.78	$24.45	$24.38	$18.53	$17.03	$18.14	$14.60	$11.43	$16.85	$15.50
Number of accumulation units outstanding at end of period	905	1,009	1,031	1,032	1,414	2,632	9,951	3,042	4,529	5,553
NEUBERGER BERMAN GENESIS FUND® (TRUST CLASS)										
(Funds were first received in this option during June 2012)										
Value at beginning of period	$17.06	$17.41	$12.94	$12.30						
Value at end of period	$16.78	$17.06	$17.41	$12.94						
Number of accumulation units outstanding at end of period	0	0	103	60						
NEW PERSPECTIVE FUND® (CLASS R-3)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$20.24	$19.96	$16.01	$13.49	$14.86	$13.41	$9.30			
Value at end of period	$20.96	$20.24	$19.96	$16.01	$13.49	$14.86	$13.41			
Number of accumulation units outstanding at end of period	18	26	27	35	35	35	36			
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$31.96	$34.12	$32.00	$26.91	$33.38	$26.71	$14.93	$29.20	$25.64	
Value at end of period	$27.03	$31.96	$34.12	$32.00	$26.91	$33.38	$26.71	$14.93	$29.20	
Number of accumulation units outstanding at end of period	0	106	588	27	0	1,964	1,897	1,864	41	
OPPENHEIMER INTERNATIONAL BOND FUND (CLASS A)										
(Funds were first received in this option during April 2013)										
Value at beginning of period	$10.65	$10.79	$11.53							
Value at end of period	$10.09	$10.65	$10.79							
Number of accumulation units outstanding at end of period	0	0	51							
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
(Funds were first received in this option during December 2011)										
Value at beginning of period	$15.49	$14.58	$12.73	$11.62	$11.62					
Value at end of period	$15.17	$15.49	$14.58	$12.73	$11.62					
Number of accumulation units outstanding at end of period	0	0	0	0	67					
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$13.40	$13.22	$14.80	$13.84	$12.60	$11.84	$10.17	$9.87		
Value at end of period	$12.82	$13.40	$13.22	$14.80	$13.84	$12.60	$11.84	$10.17		
Number of accumulation units outstanding at end of period	0	0	123	198	0	475	87	14		
PIONEER HIGH YIELD FUND (CLASS A)										
Value at beginning of period	$16.27	$16.56	$14.99	$13.25	$13.70	$11.84	$7.42	$11.40	$11.38	$10.46
Value at end of period	$15.23	$16.27	$16.56	$14.99	$13.25	$13.70	$11.84	$7.42	$11.40	$11.38
Number of accumulation units outstanding at end of period	0	0	0	0	0	530	459	437	0	0

CFI 237

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
PIONEER STRATEGIC INCOME FUND (CLASS A)										
(Funds were first received in this option during September 2012)										
Value at beginning of period	$12.24	$11.89	$11.90	$11.63						
Value at end of period	$11.86	$12.24	$11.89	$11.90						
Number of accumulation units outstanding at end of period	0	0	67	6						
TEMPLETON FOREIGN FUND (CLASS A)										
Value at beginning of period	$15.49	$17.65	$14.10	$12.09	$14.07	$13.18	$8.40	$16.85	$14.61	$12.38
Value at end of period	$14.16	$15.49	$17.65	$14.10	$12.09	$14.07	$13.18	$8.40	$16.85	$14.61
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	1,025	0	0	11
THE GROWTH FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$19.68	$18.32	$13.93	$11.75	$12.56	$11.38	$8.60	$14.36	$13.17	$12.07
Value at end of period	$20.39	$19.68	$18.32	$13.93	$11.75	$12.56	$11.38	$8.60	$14.36	$13.17
Number of accumulation units outstanding at end of period	2,803	3,000	3,006	2,718	3,258	5,459	12,465	4,708	3,016	8,191
THE INCOME FUND OF AMERICA® (CLASS R-3)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$17.83	$16.74	$14.41	$13.10	$12.63	$11.48	$9.38	$13.43	$13.89	
Value at end of period	$17.26	$17.83	$16.74	$14.41	$13.10	$12.63	$11.48	$9.38	$13.43	
Number of accumulation units outstanding at end of period	763	625	246	749	736	867	755	207	34	
VANGUARD® DIVERSIFIED VALUE PORTFOLIO										
Value at beginning of period	$19.03	$17.68	$13.94	$12.21	$11.98	$11.18	$9.14	$14.36	$14.09	$12.15
Value at end of period	$18.20	$19.03	$17.68	$13.94	$12.21	$11.98	$11.18	$9.14	$14.36	$14.09
Number of accumulation units outstanding at end of period	44	142	143	155	341	807	1,114	1,114	0	270
VANGUARD® EQUITY INCOME PORTFOLIO										
Value at beginning of period	$20.13	$18.44	$14.46	$13.01	$12.04	$10.71	$8.95	$13.81	$13.48	$11.65
Value at end of period	$19.90	$20.13	$18.44	$14.46	$13.01	$12.04	$10.71	$8.95	$13.81	$13.48
Number of accumulation units outstanding at end of period	47	47	47	60	152	538	988	988	0	499
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO										
Value at beginning of period	$21.65	$21.36	$14.87	$13.23	$13.32	$10.31	$7.55	$12.72	$12.51	$11.34
Value at end of period	$20.64	$21.65	$21.36	$14.87	$13.23	$13.32	$10.31	$7.55	$12.72	$12.51
Number of accumulation units outstanding at end of period	33	34	34	42	107	1,819	2,711	0	0	1,323
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2011)										
Value at beginning of period	$11.82	$11.97	$12.68	$11.94	$11.94					
Value at end of period	$11.13	$11.82	$11.97	$12.68	$11.94					
Number of accumulation units outstanding at end of period	0	2,707	2,707	1,796	886					
VOYA GLOBAL REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during June 2012)										
Value at beginning of period	$20.73	$18.51	$18.11	$16.45						
Value at end of period	$20.05	$20.73	$18.51	$18.11						
Number of accumulation units outstanding at end of period	0	0	279	5						
VOYA GNMA INCOME FUND (CLASS A)										
Value at beginning of period	$13.47	$13.02	$13.45	$13.26	$12.52	$11.95	$11.54	$10.96	$10.50	$10.21
Value at end of period	$13.50	$13.47	$13.02	$13.45	$13.26	$12.52	$11.95	$11.54	$10.96	$10.50
Number of accumulation units outstanding at end of period	2,543	2,696	2,780	2,918	3,176	3,856	10,589	2,294	4,164	8,204
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$21.57	$19.82	$15.44	$13.57	$13.85	$12.35	$11.24			
Value at end of period	$20.90	$21.57	$19.82	$15.44	$13.57	$13.85	$12.35			
Number of accumulation units outstanding at end of period	0	0	0	0	0	7	29			
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$17.28	$15.45	$11.83	$10.53	$10.73	$9.58	$7.92	$12.84	$12.45	$11.06
Value at end of period	$17.11	$17.28	$15.45	$11.83	$10.53	$10.73	$9.58	$7.92	$12.84	$12.45
Number of accumulation units outstanding at end of period	2	2	3	3	3	4	68	10	18	18

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$20.69	$19.23	$14.55	$12.59	$12.96	$10.83	$8.37	$13.65	$13.17	$12.25
Value at end of period	$19.96	$20.69	$19.23	$14.55	$12.59	$12.96	$10.83	$8.37	$13.65	$13.17
Number of accumulation units outstanding at end of period	1,029	1,137	1,175	1,848	1,588	5,966	7,241	985	1,949	6,555
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$19.18	$18.52	$13.21	$11.97	$12.28	$10.18	$8.30	$12.72	$13.81	$12.36
Value at end of period	$18.23	$19.18	$18.52	$13.21	$11.97	$12.28	$10.18	$8.30	$12.72	$13.81
Number of accumulation units outstanding at end of period	3	1	1	24	60	1,205	280	146	0	0
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$14.82	$14.24	$12.36	$11.10	$12.01					
Value at end of period	$14.37	$14.82	$14.24	$12.36	$11.10					
Number of accumulation units outstanding at end of period	4,089	4,104	4,112	4,120	6,134					
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$15.77	$15.12	$12.59	$11.10	$12.28					
Value at end of period	$15.27	$15.77	$15.12	$12.59	$11.10					
Number of accumulation units outstanding at end of period	1,859	1,922	1,930	2,997	4,779					
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$16.29	$15.59	$12.77	$11.19	$12.58					
Value at end of period	$15.75	$16.29	$15.59	$12.77	$11.19					
Number of accumulation units outstanding at end of period	1,282	1,484	1,496	1,700	2,312					
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$12.79	$12.26	$11.55	$10.81	$10.97					
Value at end of period	$12.45	$12.79	$12.26	$11.55	$10.81					
Number of accumulation units outstanding at end of period	7,197	718	782	783	837					
VOYA INTERMEDIATE BOND FUND (CLASS A)										
Value at beginning of period	$13.80	$13.14	$13.43	$12.51	$11.78	$10.89	$9.79	$11.03	$10.58	$10.34
Value at end of period	$13.65	$13.80	$13.14	$13.43	$12.51	$11.78	$10.89	$9.79	$11.03	$10.58
Number of accumulation units outstanding at end of period	0	0	0	0	0	791	312	1,811	726	317
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$13.71	$13.08	$13.32	$12.40	$11.73	$10.87	$9.91	$11.02	$10.58	$10.35
Value at end of period	$13.55	$13.71	$13.08	$13.32	$12.40	$11.73	$10.87	$9.91	$11.02	$10.58
Number of accumulation units outstanding at end of period	2,459	2,368	2,477	4,692	3,693	6,141	10,569	1,701	2,330	9,385
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$8.78	$9.49	$7.95	$6.80	$8.33					
Value at end of period	$8.56	$8.78	$9.49	$7.95	$6.80					
Number of accumulation units outstanding at end of period	40	45	288	295	120					
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2011)										
Value at beginning of period	$12.90	$11.93	$9.27	$8.23	$8.23					
Value at end of period	$12.11	$12.90	$11.93	$9.27	$8.23					
Number of accumulation units outstanding at end of period	693	645	631	0	104					
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$18.27	$19.73	$15.57	$13.14	$16.18	$13.17	$9.19	$16.31		
Value at end of period	$19.45	$18.27	$19.73	$15.57	$13.14	$16.18	$13.17	$9.19		
Number of accumulation units outstanding at end of period	0	0	0	0	673	625	746	651		

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$14.88	$13.14	$10.24	$9.42	$10.49					
Value at end of period	$14.58	$14.88	$13.14	$10.24	$9.42					
Number of accumulation units outstanding at end of period	120	165	167	168	286					
VOYA REAL ESTATE FUND (CLASS A)										
Value at beginning of period	$25.07	$19.53	$19.46	$17.12	$15.88	$12.64	$9.89	$15.46	$18.78	$14.00
Value at end of period	$25.46	$25.07	$19.53	$19.46	$17.12	$15.88	$12.64	$9.89	$15.46	$18.78
Number of accumulation units outstanding at end of period	0	0	0	0	0	709	728	3,067	219	110
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2012)										
Value at beginning of period	$14.76	$13.29	$10.23	$9.80						
Value at end of period	$14.83	$14.76	$13.29	$10.23						
Number of accumulation units outstanding at end of period	2	29	489	211						
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$16.29	$14.69	$11.13	$9.67	$10.84					
Value at end of period	$15.57	$16.29	$14.69	$11.13	$9.67					
Number of accumulation units outstanding at end of period	4	98	98	5,011	5,131					
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$16.31	$15.80	$11.58	$10.15	$11.41					
Value at end of period	$15.31	$16.31	$15.80	$11.58	$10.15					
Number of accumulation units outstanding at end of period	3	66	67	67	125					
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$23.37	$22.24	$16.37	$14.50	$15.08	$12.29	$9.77	$14.38	$13.77	$13.62
Value at end of period	$22.86	$23.37	$22.24	$16.37	$14.50	$15.08	$12.29	$9.77	$14.38	$13.77
Number of accumulation units outstanding at end of period	0	980	906	3,231	720	3,258	3,391	3,718	36	4
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.90	$14.33	$12.52	$11.21	$11.74	$11.04				
Value at end of period	$14.66	$14.90	$14.33	$12.52	$11.21	$11.74				
Number of accumulation units outstanding at end of period	332	265	17,522	26,319	2,926	8,761				
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.67	$15.07	$12.71	$11.21	$11.94	$11.20				
Value at end of period	$15.36	$15.67	$15.07	$12.71	$11.21	$11.94				
Number of accumulation units outstanding at end of period	2,399	2,498	7,941	13,442	929	6,184				
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.25	$15.56	$12.80	$11.25	$12.06	$11.25				
Value at end of period	$15.85	$16.25	$15.56	$12.80	$11.25	$12.06				
Number of accumulation units outstanding at end of period	73	326	6,189	14,997	1,469	12,480				
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during June 2012)										
Value at beginning of period	$15.55	$14.86	$12.22	$11.41						
Value at end of period	$15.18	$15.55	$14.86	$12.22						
Number of accumulation units outstanding at end of period	56	19	1,809	1,448						
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$12.82	$12.31	$11.68	$10.81	$10.93	$10.49				
Value at end of period	$12.62	$12.82	$12.31	$11.68	$10.81	$10.93				
Number of accumulation units outstanding at end of period	1,043	53	134	3,165	106	1,880				

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$14.61	$13.91	$12.61	$11.40	$11.37	$10.40	$8.96	$11.91	$11.43	$10.71
Value at end of period	$14.35	$14.61	$13.91	$12.61	$11.40	$11.37	$10.40	$8.96	$11.91	$11.43
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	970	526	471	86
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$15.43	$14.71	$12.20	$10.78	$11.28	$10.13	$8.21	$13.05	$12.62	$11.32
Value at end of period	$15.02	$15.43	$14.71	$12.20	$10.78	$11.28	$10.13	$8.21	$13.05	$12.62
Number of accumulation units outstanding at end of period	0	0	0	0	1	1	24	304	1,034	29
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$14.96	$14.24	$12.40	$11.09	$11.33	$10.27	$8.56	$12.50	$12.04	$11.00
Value at end of period	$14.64	$14.96	$14.24	$12.40	$11.09	$11.33	$10.27	$8.56	$12.50	$12.04
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	1,464	928	2,267	21
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$24.75	$22.32	$17.23	$15.02	$15.72	$13.07	$9.77	$13.49	$14.09	$12.37
Value at end of period	$23.98	$24.75	$22.32	$17.23	$15.02	$15.72	$13.07	$9.77	$13.49	$14.09
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	7
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$24.60	$23.91	$17.47	$14.80	$14.68	$11.77	$8.83	$15.24	$14.57	$12.82
Value at end of period	$23.04	$24.60	$23.91	$17.47	$14.80	$14.68	$11.77	$8.83	$15.24	$14.57
Number of accumulation units outstanding at end of period	1,084	1,033	982	533	514	565	549	31	5	8
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.17	$14.53	$10.94	$9.88	$10.51	$9.51	$7.33	$12.23	$11.91	$11.53
Value at end of period	$16.42	$16.17	$14.53	$10.94	$9.88	$10.51	$9.51	$7.33	$12.23	$11.91
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	3,277	829	389	181
VY® FMR[SM] DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$21.22	$20.30	$15.14	$13.40	$15.27	$12.07	$8.80	$13.43		
Value at end of period	$20.57	$21.22	$20.30	$15.14	$13.40	$15.27	$12.07	$8.80		
Number of accumulation units outstanding at end of period	92	1,120	1,859	1,815	1,433	2,086	2,030	1,813		
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$18.35	$17.05	$12.81	$10.95	$11.34	$9.99	$7.88	$10.81		
Value at end of period	$17.01	$18.35	$17.05	$12.81	$10.95	$11.34	$9.99	$7.88		
Number of accumulation units outstanding at end of period	0	0	0	0	0	818	773	727		
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$13.07	$13.15	$14.16	$12.07	$14.99	$12.65	$7.20			
Value at end of period	$10.85	$13.07	$13.15	$14.16	$12.07	$14.99	$12.65			
Number of accumulation units outstanding at end of period	0	0	0	0	59	0	702			
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$25.02	$22.06	$17.01	$14.37	$14.32	$11.81	$9.53	$12.19		
Value at end of period	$23.92	$25.02	$22.06	$17.01	$14.37	$14.32	$11.81	$9.53		
Number of accumulation units outstanding at end of period	0	0	482	113	0	0	82	12		
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$17.73	$17.61	$14.08	$11.77	$13.02	$11.40	$8.31	$14.15	$13.50	$11.63
Value at end of period	$18.16	$17.73	$17.61	$14.08	$11.77	$13.02	$11.40	$8.31	$14.15	$13.50
Number of accumulation units outstanding at end of period	764	1,310	1,233	1,582	1,490	3,905	8,897	1,466	1,937	6,906

CFI 241

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$17.90	$18.13	$16.41	$14.37	$14.71	$12.57	$7.65	$8.05		
Value at end of period	$16.80	$17.90	$18.13	$16.41	$14.37	$14.71	$12.57	$7.65		
Number of accumulation units outstanding at end of period	0	0	0	5,022	0	5,754	6,845	6,817		
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$20.29	$18.37	$15.26	$13.53	$13.35	$11.88	$9.05	$12.68	$12.33	$12.01
Value at end of period	$21.03	$20.29	$18.37	$15.26	$13.53	$13.35	$11.88	$9.05	$12.68	$12.33
Number of accumulation units outstanding at end of period	0	407	1,495	476	0	0	0	281	46	8
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$19.42	$17.61	$13.21	$11.54	$12.15	$9.59	$6.64	$11.84	$10.59	$10.34
Value at end of period	$19.53	$19.42	$17.61	$13.21	$11.54	$12.15	$9.59	$6.64	$11.84	$10.59
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	797	245	78
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.28	$17.27	$13.52	$11.71	$11.99	$10.59	$8.60	$13.57	$13.37	$11.40
Value at end of period	$16.77	$18.28	$17.27	$13.52	$11.71	$11.99	$10.59	$8.60	$13.57	$13.37
Number of accumulation units outstanding at end of period	205	187	238	8,437	581	10,095	450	0	51	52
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$15.08	$15.48	$13.75	$11.75	$13.61	$12.14	$8.30			
Value at end of period	$14.72	$15.08	$15.48	$13.75	$11.75	$13.61	$12.14			
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	324			
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$11.37	$12.39	$10.47	$8.95	$10.34	$9.66	$7.43	$7.32		
Value at end of period	$10.82	$11.37	$12.39	$10.47	$8.95	$10.34	$9.66	$7.43		
Number of accumulation units outstanding at end of period	0	298	148	183	74	884	96	116		
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$12.62	$13.18	$10.24	$8.54	$9.19	$8.66	$6.64	$6.79		
Value at end of period	$11.49	$12.62	$13.18	$10.24	$8.54	$9.19	$8.66	$6.64		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	311	194		
WANGER INTERNATIONAL										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$11.55	$12.28	$10.19	$9.55						
Value at end of period	$11.38	$11.55	$12.28	$10.19						
Number of accumulation units outstanding at end of period	0	1,496	1,361	1,213						
WASHINGTON MUTUAL INVESTORS FUND[SM] (CLASS R-3)										
Value at beginning of period	$18.13	$16.59	$12.80	$11.58	$11.01	$9.88	$8.45	$12.85	$12.58	$10.85
Value at end of period	$17.79	$18.13	$16.59	$12.80	$11.58	$11.01	$9.88	$8.45	$12.85	$12.58
Number of accumulation units outstanding at end of period	496	773	798	821	1,036	1,793	21,045	12,695	5,316	5,972

Condensed Financial Information (continued)

TABLE 30
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.45%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALGER CAPITAL APPRECIATION FUND (CLASS A)										
(Funds were first received in this option during May 2015)										
Value at beginning of period	$20.62									
Value at end of period	$20.76									
Number of accumulation units outstanding at end of period	200									
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC. (CLASS A)										
Value at beginning of period	$17.04	$15.91	$12.05	$10.42	$10.04	$9.02	$7.58	$13.01	$12.54	$11.18
Value at end of period	$16.96	$17.04	$15.91	$12.05	$10.42	$10.04	$9.02	$7.58	$13.01	$12.54
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	119	45
ALLIANZGI NFJ SMALL-CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$24.04	$24.05	$18.59	$17.13	$17.05	$13.88	$11.84			
Value at end of period	$21.68	$24.04	$24.05	$18.59	$17.13	$17.05	$13.88			
Number of accumulation units outstanding at end of period	56	53	50	47	43	35	14			
AMERICAN BALANCED FUND® (CLASS R-3)										
Value at beginning of period	$17.28	$16.15	$13.51	$12.04	$11.80	$10.63	$8.94	$12.24	$11.69	$10.65
Value at end of period	$17.26	$17.28	$16.15	$13.51	$12.04	$11.80	$10.63	$8.94	$12.24	$11.69
Number of accumulation units outstanding at end of period	4,859	3,170	2,479	1,782	975	68	68	0	2,660	2,645
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during January 2015)										
Value at beginning of period	$11.63									
Value at end of period	$11.11									
Number of accumulation units outstanding at end of period	177									
ARIEL APPRECIATION FUND (INVESTOR CLASS)										
Value at beginning of period	$20.59	$19.39	$13.50	$11.52	$12.66	$10.77	$6.73	$11.57	$11.94	$11.21
Value at end of period	$18.97	$20.59	$19.39	$13.50	$11.52	$12.66	$10.77	$6.73	$11.57	$11.94
Number of accumulation units outstanding at end of period	1	0	0	0	0	0	0	80	251	2,270
ARIEL FUND (INVESTOR CLASS)										
Value at beginning of period	$19.42	$17.82	$12.54	$10.61	$12.19	$9.85	$6.14	$12.07	$12.51	$11.87
Value at end of period	$18.29	$19.42	$17.82	$12.54	$10.61	$12.19	$9.85	$6.14	$12.07	$12.51
Number of accumulation units outstanding at end of period	0	0	0	0	0	1,009	2,586	1,078	1,037	745
BLACKROCK EQUITY DIVIDEND FUND (INVESTOR A SHARES)										
(Funds were first received in this option during October 2014)										
Value at beginning of period	$17.65	$16.93								
Value at end of period	$17.32	$17.65								
Number of accumulation units outstanding at end of period	250	47								
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during May 2015)										
Value at beginning of period	$23.70									
Value at end of period	$21.39									
Number of accumulation units outstanding at end of period	437									

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.07	$13.68	$10.29	$8.98	$9.54	$8.86				
Value at end of period	$14.06	$15.07	$13.68	$10.29	$8.98	$9.54				
Number of accumulation units outstanding at end of period	0	0	0	0	0	114				
DODGE & COX INTERNATIONAL STOCK FUND										
(Funds were first received in this option during January 2012)										
Value at beginning of period	$13.95	$14.22	$11.48	$9.79						
Value at end of period	$12.13	$13.95	$14.22	$11.48						
Number of accumulation units outstanding at end of period	2,188	277	197	114						
DODGE & COX STOCK FUND										
(Funds were first received in this option during May 2015)										
Value at beginning of period	$19.48									
Value at end of period	$18.08									
Number of accumulation units outstanding at end of period	1,856									
EUROPACIFIC GROWTH FUND® (CLASS R-3)										
Value at beginning of period	$18.42	$19.26	$16.31	$13.92	$16.39	$15.25	$11.15	$19.09	$16.33	$13.65
Value at end of period	$17.96	$18.42	$19.26	$16.31	$13.92	$16.39	$15.25	$11.15	$19.09	$16.33
Number of accumulation units outstanding at end of period	195	185	173	162	1,104	3,655	4,507	1,890	1,429	2,700
FIDELITY® ADVISOR NEW INSIGHTS FUND (INSTITUTIONAL CLASS)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$18.88	$17.56	$13.48	$11.82	$12.02					
Value at end of period	$19.02	$18.88	$17.56	$13.48	$11.82					
Number of accumulation units outstanding at end of period	0	0	0	0	1,221					
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$22.02	$20.04	$15.55	$13.61	$14.22	$12.36	$9.28	$16.44	$14.24	$12.99
Value at end of period	$21.77	$22.02	$20.04	$15.55	$13.61	$14.22	$12.36	$9.28	$16.44	$14.24
Number of accumulation units outstanding at end of period	79	17	0	0	1,193	3,586	9,352	6,548	9,677	12,841
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$16.49	$15.45	$12.28	$10.66	$10.76	$9.52	$7.45	$13.23	$13.27	$11.25
Value at end of period	$15.54	$16.49	$15.45	$12.28	$10.66	$10.76	$9.52	$7.45	$13.23	$13.27
Number of accumulation units outstanding at end of period	0	0	0	0	0	998	1,997	1,934	1,403	3,213
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$17.12	$15.67	$11.71	$10.40	$10.57	$8.67	$6.89	$13.28	$13.12	
Value at end of period	$18.01	$17.12	$15.67	$11.71	$10.40	$10.57	$8.67	$6.89	$13.28	
Number of accumulation units outstanding at end of period	0	0	0	0	0	317	145	90	1	
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
Value at beginning of period	$21.84	$21.15	$17.17	$15.40	$16.14	$14.77	$12.42	$17.24	$15.79	$13.23
Value at end of period	$20.70	$21.84	$21.15	$17.17	$15.40	$16.14	$14.77	$12.42	$17.24	$15.79
Number of accumulation units outstanding at end of period	1	1	0	0	0	0	0	0	88	34
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$22.09	$22.33	$16.67	$14.31	$15.12	$11.99	$9.43	$14.32	$14.91	$12.96
Value at end of period	$20.13	$22.09	$22.33	$16.67	$14.31	$15.12	$11.99	$9.43	$14.32	$14.91
Number of accumulation units outstanding at end of period	0	0	0	0	401	2,208	1,964	0	1,852	1,402
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)										
(Funds were first received in this option during December 2008)										
Value at beginning of period	$20.24	$19.14	$14.04	$12.88	$13.77	$10.90	$7.74	$7.38		
Value at end of period	$19.52	$20.24	$19.14	$14.04	$12.88	$13.77	$10.90	$7.74		
Number of accumulation units outstanding at end of period	0	0	0	0	0	78	11	98		

CFI 244

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
FUNDAMENTAL INVESTORS℠ (CLASS R-3)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$13.68	$12.79	$9.90	$8.60	$9.01					
Value at end of period	$13.89	$13.68	$12.79	$9.90	$8.60					
Number of accumulation units outstanding at end of period	211	0	0	0	96					
INVESCO GLOBAL HEALTH CARE FUND (INVESTOR CLASS)										
Value at beginning of period	$63.84	$53.90	$38.42	$32.33	$31.53	$30.63	$24.42	$34.65	$31.61	$31.78
Value at end of period	$64.69	$63.84	$53.90	$38.42	$32.33	$31.53	$30.63	$24.42	$34.65	$31.61
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	595	261	352	264
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
Value at beginning of period	$18.24	$17.73	$13.95	$12.84	$13.91	$12.57	$9.81	$13.74	$12.70	$11.62
Value at end of period	$17.17	$18.24	$17.73	$13.95	$12.84	$13.91	$12.57	$9.81	$13.74	$12.70
Number of accumulation units outstanding at end of period	140	47	38	27	19	14	59	31	1,332	0
INVESCO SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$26.55	$25.19	$17.75	$14.73	$16.03					
Value at end of period	$23.81	$26.55	$25.19	$17.75	$14.73					
Number of accumulation units outstanding at end of period	211	166	121	72	37					
LORD ABBETT DEVELOPING GROWTH FUND, INC. (CLASS A)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$23.80	$23.44	$15.16	$13.96	$15.23					
Value at end of period	$21.33	$23.80	$23.44	$15.16	$13.96					
Number of accumulation units outstanding at end of period	0	0	0	0	222					
LORD ABBETT FUNDAMENTAL EQUITY FUND (CLASS A)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$17.74	$16.87	$12.55	$11.52	$12.27					
Value at end of period	$16.90	$17.74	$16.87	$12.55	$11.52					
Number of accumulation units outstanding at end of period	0	0	0	0	99					
LORD ABBETT MID CAP STOCK FUND, INC. (CLASS A)										
Value at beginning of period	$19.01	$17.31	$13.51	$11.99	$12.69	$10.28	$8.25	$13.85	$14.01	$12.67
Value at end of period	$18.03	$19.01	$17.31	$13.51	$11.99	$12.69	$10.28	$8.25	$13.85	$14.01
Number of accumulation units outstanding at end of period	1	1	0	0	0	0	1,357	1,207	2,653	1,300
LORD ABBETT RESEARCH FUND, INC. - SMALL-CAP VALUE SERIES (CLASS A)										
Value at beginning of period	$24.31	$24.26	$18.45	$16.96	$18.08	$14.56	$11.40	$16.81	$15.48	$13.07
Value at end of period	$23.64	$24.31	$24.26	$18.45	$16.96	$18.08	$14.56	$11.40	$16.81	$15.48
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	1,154	1,014	615	3,488
NEUBERGER BERMAN GENESIS FUND® (TRUST CLASS)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$17.02	$17.38	$12.93	$11.99	$12.15					
Value at end of period	$16.74	$17.02	$17.38	$12.93	$11.99					
Number of accumulation units outstanding at end of period	0	0	0	0	11					
NEW PERSPECTIVE FUND® (CLASS R-3)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$20.13	$19.86	$15.94	$13.43	$14.80	$13.37	$9.89	$16.21	$14.27	
Value at end of period	$20.84	$20.13	$19.86	$15.94	$13.43	$14.80	$13.37	$9.89	$16.21	
Number of accumulation units outstanding at end of period	0	0	0	14	30	491	1,688	1,392	766	
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$31.79	$33.95	$31.86	$26.80	$33.26	$26.63	$14.90	$29.14	$22.14	$17.98
Value at end of period	$26.87	$31.79	$33.95	$31.86	$26.80	$33.26	$26.63	$14.90	$29.14	$22.14
Number of accumulation units outstanding at end of period	75	0	0	0	0	0	931	735	1,259	2,826

CFI 245

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
OPPENHEIMER GOLD & SPECIAL MINERALS FUND (CLASS A)										
(Funds were first received in this option during January 2015)										
Value at beginning of period	$5.11									
Value at end of period	$3.66									
Number of accumulation units outstanding at end of period	153									
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$15.41	$14.50	$12.67	$11.58	$11.99	$10.89	$9.13	$13.39	$12.44	$11.43
Value at end of period	$15.08	$15.41	$14.50	$12.67	$11.58	$11.99	$10.89	$9.13	$13.39	$12.44
Number of accumulation units outstanding at end of period	0	0	0	0	0	67	70	3	555	0
PIONEER HIGH YIELD FUND (CLASS A)										
Value at beginning of period	$16.19	$16.48	$14.92	$13.19	$13.65	$11.80	$7.41	$11.95	$11.36	$10.45
Value at end of period	$15.14	$16.19	$16.48	$14.92	$13.19	$13.65	$11.80	$7.41	$11.95	$11.36
Number of accumulation units outstanding at end of period	5	1	0	0	0	308	1,052	621	2,625	833
PIONEER STRATEGIC INCOME FUND (CLASS A)										
(Funds were first received in this option during January 2015)										
Value at beginning of period	$12.21									
Value at end of period	$11.83									
Number of accumulation units outstanding at end of period	11									
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)										
Value at beginning of period	$22.94	$21.15	$16.39	$13.98	$14.97	$13.11	$9.11	$14.19	$14.38	$12.20
Value at end of period	$21.73	$22.94	$21.15	$16.39	$13.98	$14.97	$13.11	$9.11	$14.19	$14.38
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	270	0
TEMPLETON FOREIGN FUND (CLASS A)										
Value at beginning of period	$15.41	$17.56	$14.04	$12.04	$14.02	$13.14	$8.92	$16.82	$14.59	$12.36
Value at end of period	$14.08	$15.41	$17.56	$14.04	$12.04	$14.02	$13.14	$8.92	$16.82	$14.59
Number of accumulation units outstanding at end of period	202	204	203	459	463	0	453	0	2,635	20
THE GROWTH FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$19.58	$18.23	$13.86	$11.70	$12.52	$11.35	$8.58	$14.33	$13.15	$12.06
Value at end of period	$20.27	$19.58	$18.23	$13.86	$11.70	$12.52	$11.35	$8.58	$14.33	$13.15
Number of accumulation units outstanding at end of period	1,264	1,025	1,149	1,320	1,204	6,999	6,591	2,966	4,157	5,405
THE INCOME FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$17.73	$16.66	$14.35	$13.05	$12.59	$11.44	$9.36	$13.41	$13.16	$11.14
Value at end of period	$17.15	$17.73	$16.66	$14.35	$13.05	$12.59	$11.44	$9.36	$13.41	$13.16
Number of accumulation units outstanding at end of period	5	6	0	0	0	1,134	1,451	1,091	4,741	3,153
VANGUARD® DIVERSIFIED VALUE PORTFOLIO										
Value at beginning of period	$18.93	$17.59	$13.88	$12.16	$11.94	$11.15	$8.97	$14.33	$14.08	$12.09
Value at end of period	$18.09	$18.93	$17.59	$13.88	$12.16	$11.94	$11.15	$8.97	$14.33	$14.08
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
VANGUARD® EQUITY INCOME PORTFOLIO										
Value at beginning of period	$20.03	$18.35	$14.40	$12.96	$12.00	$10.68	$9.33	$13.79	$13.47	$11.39
Value at end of period	$19.79	$20.03	$18.35	$14.40	$12.96	$12.00	$10.68	$9.33	$13.79	$13.47
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO										
Value at beginning of period	$21.53	$21.26	$14.81	$13.18	$13.28	$10.28	$7.53	$12.70	$12.49	$11.57
Value at end of period	$20.52	$21.53	$21.26	$14.81	$13.18	$13.28	$10.28	$7.53	$12.70	$12.49
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$11.77	$11.93	$12.64	$11.91	$11.68	$10.25	$8.41			
Value at end of period	$11.08	$11.77	$11.93	$12.64	$11.91	$11.68	$10.25			
Number of accumulation units outstanding at end of period	484	0	0	0	0	1,627	2,148			

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA GNMA INCOME FUND (CLASS A)										
Value at beginning of period	$13.40	$12.96	$13.39	$13.21	$12.47	$11.92	$11.52	$10.94	$10.49	$10.20
Value at end of period	$13.42	$13.40	$12.96	$13.39	$13.21	$12.47	$11.92	$11.52	$10.94	$10.49
Number of accumulation units outstanding at end of period	0	0	0	0	0	1,071	1,717	874	1,429	3,355
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2011)										
Value at beginning of period	$21.50	$19.78	$15.41	$13.55	$13.38					
Value at end of period	$20.83	$21.50	$19.78	$15.41	$13.55					
Number of accumulation units outstanding at end of period	141	125	107	92	75					
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$17.18	$15.37	$11.78	$10.49	$10.69	$9.56	$7.90	$12.82	$12.43	$11.05
Value at end of period	$17.01	$17.18	$15.37	$11.78	$10.49	$10.69	$9.56	$7.90	$12.82	$12.43
Number of accumulation units outstanding at end of period	115	98	78	54	978	1,800	662	411	1,110	348
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$20.58	$19.13	$14.48	$12.54	$12.92	$10.79	$8.35	$13.62	$13.15	$12.24
Value at end of period	$19.84	$20.58	$19.13	$14.48	$12.54	$12.92	$10.79	$8.35	$13.62	$13.15
Number of accumulation units outstanding at end of period	0	0	0	0	1,394	1,542	1,461	912	1,429	2,418
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$19.07	$18.43	$13.15	$11.92	$12.24	$10.15	$8.28	$12.70	$13.79	$12.34
Value at end of period	$18.12	$19.07	$18.43	$13.15	$11.92	$12.24	$10.15	$8.28	$12.70	$13.79
Number of accumulation units outstanding at end of period	0	0	0	0	0	568	1,571	1,032	1,500	728
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.78	$14.21	$12.34	$11.09	$11.45	$10.83				
Value at end of period	$14.33	$14.78	$14.21	$12.34	$11.09	$11.45				
Number of accumulation units outstanding at end of period	2,811	0	2,843	0	0	7,724				
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.73	$15.09	$12.57	$11.09	$11.65	$10.94				
Value at end of period	$15.23	$15.73	$15.09	$12.57	$11.09	$11.65				
Number of accumulation units outstanding at end of period	3,699	234	1,114	0	0	5,718				
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.25	$15.56	$12.75	$11.18	$11.86	$11.05				
Value at end of period	$15.70	$16.25	$15.56	$12.75	$11.18	$11.86				
Number of accumulation units outstanding at end of period	723	0	9,297	0	0	3,279				
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during November 2013)										
Value at beginning of period	$15.76	$15.07	$14.56							
Value at end of period	$15.22	$15.76	$15.07							
Number of accumulation units outstanding at end of period	59	0	564							
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$12.76	$12.24	$11.54	$10.80	$10.69	$10.38				
Value at end of period	$12.42	$12.76	$12.24	$11.54	$10.80	$10.69				
Number of accumulation units outstanding at end of period	4,960	26	21	16	11	691				
VOYA INTERMEDIATE BOND FUND (CLASS A)										
Value at beginning of period	$13.73	$13.08	$13.37	$12.46	$11.74	$10.86	$9.76	$11.01	$10.56	$10.34
Value at end of period	$13.57	$13.73	$13.08	$13.37	$12.46	$11.74	$10.86	$9.76	$11.01	$10.56
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	64	60

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$13.63	$13.01	$13.26	$12.35	$11.69	$10.83	$9.89	$11.00	$10.56	$10.34
Value at end of period	$13.47	$13.63	$13.01	$13.26	$12.35	$11.69	$10.83	$9.89	$11.00	$10.56
Number of accumulation units outstanding at end of period	880	0	0	0	5,888	5,647	1,688	1,515	2,534	2,826
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$8.75	$9.47	$7.93	$6.79	$7.87	$7.68				
Value at end of period	$8.53	$8.75	$9.47	$7.93	$6.79	$7.87				
Number of accumulation units outstanding at end of period	0	0	0	0	1,472	743				
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$12.87	$11.91	$9.26	$8.22	$8.09	$6.90	$6.24	$9.08	$9.26	
Value at end of period	$12.08	$12.87	$11.91	$9.26	$8.22	$8.09	$6.90	$6.24	$9.08	
Number of accumulation units outstanding at end of period	14	1	0	0	789	746	120	0	277	
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$12.84	$11.89	$9.24	$8.21	$8.21					
Value at end of period	$12.06	$12.84	$11.89	$9.24	$8.21					
Number of accumulation units outstanding at end of period	209	104	98	92	85					
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
Value at beginning of period	$18.17	$19.63	$15.50	$13.09	$16.12	$13.14	$9.16	$19.30	$17.77	$16.23
Value at end of period	$19.34	$18.17	$19.63	$15.50	$13.09	$16.12	$13.14	$9.16	$19.30	$17.77
Number of accumulation units outstanding at end of period	0	0	0	0	0	140	83	28	1,279	1,879
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.82	$13.09	$10.20	$9.39	$10.00	$9.29				
Value at end of period	$14.51	$14.82	$13.09	$10.20	$9.39	$10.00				
Number of accumulation units outstanding at end of period	0	0	0	0	0	346				
VOYA REAL ESTATE FUND (CLASS A)										
Value at beginning of period	$24.93	$19.43	$19.37	$17.05	$15.82	$12.60	$9.86	$15.43	$18.76	$13.99
Value at end of period	$25.31	$24.93	$19.43	$19.37	$17.05	$15.82	$12.60	$9.86	$15.43	$18.76
Number of accumulation units outstanding at end of period	0	0	0	0	151	0	391	129	2,101	1,042
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$14.72	$13.26	$10.21	$8.99	$8.95					
Value at end of period	$14.77	$14.72	$13.26	$10.21	$8.99					
Number of accumulation units outstanding at end of period	108	0	0	0	41					
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.23	$14.65	$11.11	$9.65	$10.00	$9.11				
Value at end of period	$15.51	$16.23	$14.65	$11.11	$9.65	$10.00				
Number of accumulation units outstanding at end of period	241	0	0	0	0	5,132				
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.26	$15.76	$11.55	$10.13	$10.72	$9.84				
Value at end of period	$15.26	$16.26	$15.76	$11.55	$10.13	$10.72				
Number of accumulation units outstanding at end of period	285	0	0	0	0	100				
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2015)										
Value at beginning of period	$27.40									
Value at end of period	$26.02									
Number of accumulation units outstanding at end of period	778									

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2008)										
Value at beginning of period	$23.24	$22.13	$16.30	$14.44	$15.03	$12.26	$9.75	$8.84		
Value at end of period	$22.73	$23.24	$22.13	$16.30	$14.44	$15.03	$12.26	$9.75		
Number of accumulation units outstanding at end of period	4	4	4	4	4	241	181	53		
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.86	$14.31	$12.50	$11.20	$11.74	$11.04				
Value at end of period	$14.61	$14.86	$14.31	$12.50	$11.20	$11.74				
Number of accumulation units outstanding at end of period	0	1	0	0	5,248	9,785				
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.63	$15.04	$12.70	$11.20	$11.94	$11.19				
Value at end of period	$15.31	$15.63	$15.04	$12.70	$11.20	$11.94				
Number of accumulation units outstanding at end of period	4,201	4,517	4,488	5,301	7,892	8,113				
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.21	$15.53	$12.79	$11.24	$12.06	$11.25				
Value at end of period	$15.80	$16.21	$15.53	$12.79	$11.24	$12.06				
Number of accumulation units outstanding at end of period	689	694	687	692	1,908	6,494				
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$15.51	$14.83	$12.20	$10.74	$11.49					
Value at end of period	$15.13	$15.51	$14.83	$12.20	$10.74					
Number of accumulation units outstanding at end of period	0	0	0	0	393					
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$12.79	$12.28	$11.66	$10.80	$11.05					
Value at end of period	$12.59	$12.79	$12.28	$11.66	$10.80					
Number of accumulation units outstanding at end of period	1,077	0	0	0	27					
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$14.53	$13.85	$12.55	$11.35	$11.33	$10.37	$8.94	$11.88	$11.41	$10.70
Value at end of period	$14.27	$14.53	$13.85	$12.55	$11.35	$11.33	$10.37	$8.94	$11.88	$11.41
Number of accumulation units outstanding at end of period	0	0	2,001	0	2,592	2,043	0	39	2,194	2,337
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$15.35	$14.64	$12.15	$10.74	$11.24	$10.10	$8.19	$13.02	$12.60	$11.31
Value at end of period	$14.93	$15.35	$14.64	$12.15	$10.74	$11.24	$10.10	$8.19	$13.02	$12.60
Number of accumulation units outstanding at end of period	230	232	234	236	3,152	1,709	244	197	741	1,408
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$14.87	$14.17	$12.35	$11.04	$11.29	$10.24	$8.54	$12.48	$12.02	$10.99
Value at end of period	$14.55	$14.87	$14.17	$12.35	$11.04	$11.29	$10.24	$8.54	$12.48	$12.02
Number of accumulation units outstanding at end of period	0	178	802	180	5,994	5,570	251	292	1,453	3,011
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$24.62	$22.21	$17.15	$14.96	$15.67	$13.03	$8.89			
Value at end of period	$23.84	$24.62	$22.21	$17.15	$14.96	$15.67	$13.03			
Number of accumulation units outstanding at end of period	34	34	245	246	248	0	592			
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$24.47	$23.80	$17.39	$14.74	$14.63	$11.74	$8.81	$15.21	$14.55	$12.81
Value at end of period	$22.91	$24.47	$23.80	$17.39	$14.74	$14.63	$11.74	$8.81	$15.21	$14.55
Number of accumulation units outstanding at end of period	4	4	4	4	5	458	4,805	2,982	2,186	17

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$16.02	$12.52	$12.46	$10.96	$10.16	$8.06	$4.96			
Value at end of period	$16.23	$16.02	$12.52	$12.46	$10.96	$10.16	$8.06			
Number of accumulation units outstanding at end of period	0	0	0	366	368	0	362			
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$16.08	$14.46	$10.89	$9.84	$10.47	$9.48	$6.69			
Value at end of period	$16.32	$16.08	$14.46	$10.89	$9.84	$10.47	$9.48			
Number of accumulation units outstanding at end of period	95	96	96	419	421	0	956			
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$21.11	$20.22	$15.09	$13.36	$15.23	$12.04	$8.78	$14.66	$13.00	$12.41
Value at end of period	$20.46	$21.11	$20.22	$15.09	$13.36	$15.23	$12.04	$8.78	$14.66	$13.00
Number of accumulation units outstanding at end of period	250	225	198	167	265	147	789	650	976	2,052
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$18.25	$16.97	$12.75	$10.90	$11.30	$9.96	$7.04			
Value at end of period	$16.91	$18.25	$16.97	$12.75	$10.90	$11.30	$9.96			
Number of accumulation units outstanding at end of period	332	333	580	583	587	0	1,009			
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$13.02	$13.10	$14.12	$12.04	$14.96	$12.63	$6.95			
Value at end of period	$10.79	$13.02	$13.10	$14.12	$12.04	$14.96	$12.63			
Number of accumulation units outstanding at end of period	0	0	0	0	0	59	229			
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$24.88	$21.96	$16.93	$14.32	$14.27	$11.77	$9.50	$14.40	$15.12	
Value at end of period	$23.78	$24.88	$21.96	$16.93	$14.32	$14.27	$11.77	$9.50	$14.40	
Number of accumulation units outstanding at end of period	121	118	145	140	421	269	116	0	116	
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$17.64	$17.53	$14.03	$11.73	$12.98	$11.38	$8.29	$14.13	$13.49	$11.63
Value at end of period	$18.06	$17.64	$17.53	$14.03	$11.73	$12.98	$11.38	$8.29	$14.13	$13.49
Number of accumulation units outstanding at end of period	336	0	0	0	0	64	5,600	3,995	5,347	4,102
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$20.19	$18.29	$15.20	$13.48	$13.31	$11.85	$9.04	$12.66	$12.32	$11.18
Value at end of period	$20.92	$20.19	$18.29	$15.20	$13.48	$13.31	$11.85	$9.04	$12.66	$12.32
Number of accumulation units outstanding at end of period	1,322	64	87	71	117	410	2,367	1,771	1,636	691
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.19	$17.19	$13.46	$11.66	$11.95	$10.56	$8.58	$13.55	$13.35	$11.39
Value at end of period	$16.67	$18.19	$17.19	$13.46	$11.66	$11.95	$10.56	$8.58	$13.55	$13.35
Number of accumulation units outstanding at end of period	0	0	0	0	0	1,804	3,444	1,143	2,710	257
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$20.39	$19.08	$13.93	$11.92	$12.26	$10.67	$7.59	$13.36	$12.36	$11.41
Value at end of period	$22.21	$20.39	$19.08	$13.93	$11.92	$12.26	$10.67	$7.59	$13.36	$12.36
Number of accumulation units outstanding at end of period	1,629	1,361	1,050	723	327	0	3,030	1,855	1,039	234
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$11.33	$12.34	$10.44	$8.93	$10.32	$9.64	$9.80			
Value at end of period	$10.76	$11.33	$12.34	$10.44	$8.93	$10.32	$9.64			
Number of accumulation units outstanding at end of period	0	0	0	0	0	74	74			

CFI 250

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$18.90	$19.72	$15.31	$12.76	$13.72	$12.91	$9.89	$16.65	$16.93	
Value at end of period	$17.23	$18.90	$19.72	$15.31	$12.76	$13.72	$12.91	$9.89	$16.65	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	29	
WANGER SELECT										
(Funds were first received in this option during January 2015)										
Value at beginning of period	$16.58									
Value at end of period	$16.63									
Number of accumulation units outstanding at end of period	87									
WANGER USA										
(Funds were first received in this option during January 2015)										
Value at beginning of period	$23.97									
Value at end of period	$23.94									
Number of accumulation units outstanding at end of period	7									
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-3)										
Value at beginning of period	$18.03	$16.51	$12.74	$11.53	$10.97	$9.85	$8.43	$12.83	$12.56	$10.84
Value at end of period	$17.68	$18.03	$16.51	$12.74	$11.53	$10.97	$9.85	$8.43	$12.83	$12.56
Number of accumulation units outstanding at end of period	0	0	0	0	0	2,281	5,688	2,678	2,461	4,720

TABLE 31
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.55%
(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
AMERICAN BALANCED FUND® (CLASS R-3)										
Value at beginning of period	$17.09	$16.00	$13.39	$11.95	$11.72	$10.57	$8.89	$12.19	$11.66	$10.63
Value at end of period	$17.05	$17.09	$16.00	$13.39	$11.95	$11.72	$10.57	$8.89	$12.19	$11.66
Number of accumulation units outstanding at end of period	35	975	877	751	749	385	0	0	0	270
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$11.49	$11.41	$12.79	$12.22	$11.02	$11.08				
Value at end of period	$11.03	$11.49	$11.41	$12.79	$12.22	$11.02				
Number of accumulation units outstanding at end of period	47	148	122	214	69	28				
ARIEL APPRECIATION FUND (INVESTOR CLASS)										
Value at beginning of period	$20.37	$19.20	$13.38	$11.43	$12.57	$10.71	$6.70	$11.52	$11.91	$10.94
Value at end of period	$18.74	$20.37	$19.20	$13.38	$11.43	$12.57	$10.71	$6.70	$11.52	$11.91
Number of accumulation units outstanding at end of period	41	41	45	35	443	306	261	91	57	34
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$19.21	$17.64	$12.43	$11.98						
Value at end of period	$18.07	$19.21	$17.64	$12.43						
Number of accumulation units outstanding at end of period	65	63	47	31						
BLACKROCK EQUITY DIVIDEND FUND (INVESTOR A SHARES)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$17.57	$16.38	$13.39	$13.20						
Value at end of period	$17.21	$17.57	$16.38	$13.39						
Number of accumulation units outstanding at end of period	371	1,089	577	867						

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during November 2014)										
Value at beginning of period	$14.97	$14.91								
Value at end of period	$13.95	$14.97								
Number of accumulation units outstanding at end of period	0	30								
CRM MID CAP VALUE FUND (INVESTOR SHARES)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$20.15	$19.40	$14.83	$14.23						
Value at end of period	$19.29	$20.15	$19.40	$14.83						
Number of accumulation units outstanding at end of period	0	0	0	111						
EATON VANCE LARGE-CAP VALUE FUND (CLASS R)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$19.36	$17.76	$13.98	$12.29	$13.44					
Value at end of period	$18.81	$19.36	$17.76	$13.98	$12.29					
Number of accumulation units outstanding at end of period	0	0	0	0	191					
EUROPACIFIC GROWTH FUND® (CLASS R-3)										
Value at beginning of period	$18.22	$19.07	$16.16	$13.81	$16.28	$15.16	$11.10	$19.01	$16.29	$13.62
Value at end of period	$17.74	$18.22	$19.07	$16.16	$13.81	$16.28	$15.16	$11.10	$19.01	$16.29
Number of accumulation units outstanding at end of period	564	3,081	1,706	1,713	1,006	2,497	1,870	1,382	764	296
FIDELITY® ADVISOR NEW INSIGHTS FUND (INSTITUTIONAL CLASS)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$18.78	$17.49	$13.44	$13.49						
Value at end of period	$18.91	$18.78	$17.49	$13.44						
Number of accumulation units outstanding at end of period	0	1,825	653	503						
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$21.79	$19.84	$15.41	$13.50	$14.12	$12.29	$9.23	$16.37	$14.20	$12.96
Value at end of period	$21.51	$21.79	$19.84	$15.41	$13.50	$14.12	$12.29	$9.23	$16.37	$14.20
Number of accumulation units outstanding at end of period	713	711	670	608	693	1,154	1,153	1,077	732	4,386
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$16.31	$15.30	$12.17	$10.58	$10.68	$9.46	$7.41	$13.18	$13.23	$11.23
Value at end of period	$15.36	$16.31	$15.30	$12.17	$10.58	$10.68	$9.46	$7.41	$13.18	$13.23
Number of accumulation units outstanding at end of period	0	0	0	0	83	64	44	27	19	1,210
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
Value at beginning of period	$21.61	$20.94	$17.01	$15.28	$16.03	$14.68	$12.35	$17.17	$15.75	$13.02
Value at end of period	$20.46	$21.61	$20.94	$17.01	$15.28	$16.03	$14.68	$12.35	$17.17	$15.75
Number of accumulation units outstanding at end of period	85	85	80	65	235	209	176	65	44	27
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$21.85	$22.11	$16.52	$14.20	$15.01	$11.92	$9.39	$14.26	$14.87	$14.50
Value at end of period	$19.89	$21.85	$22.11	$16.52	$14.20	$15.01	$11.92	$9.39	$14.26	$14.87
Number of accumulation units outstanding at end of period	31	31	23	8	1	600	477	307	174	454
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)										
Value at beginning of period	$20.02	$18.95	$13.92	$12.78	$13.68	$10.84	$7.70	$13.64	$12.43	$12.56
Value at end of period	$19.29	$20.02	$18.95	$13.92	$12.78	$13.68	$10.84	$7.70	$13.64	$12.43
Number of accumulation units outstanding at end of period	0	0	1,772	0	1,702	84	655	20	71	8
FUNDAMENTAL INVESTORS[SM] (CLASS R-3)										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$13.59	$12.71	$9.85	$8.57	$8.90	$8.67				
Value at end of period	$13.79	$13.59	$12.71	$9.85	$8.57	$8.90				
Number of accumulation units outstanding at end of period	0	179	155	126	92	36				
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
Value at beginning of period	$18.04	$17.56	$13.82	$12.74	$13.82	$12.49	$9.76	$13.69	$12.67	$12.28
Value at end of period	$16.97	$18.04	$17.56	$13.82	$12.74	$13.82	$12.49	$9.76	$13.69	$12.67
Number of accumulation units outstanding at end of period	0	66	54	42	30	12	0	0	0	941

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
INVESCO SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during March 2010)										
Value at beginning of period	$26.40	$25.07	$17.69	$14.69	$16.29	$13.88				
Value at end of period	$23.65	$26.40	$25.07	$17.69	$14.69	$16.29				
Number of accumulation units outstanding at end of period	0	1,363	624	496	342	184				
LORD ABBETT MID CAP STOCK FUND, INC. (CLASS A)										
Value at beginning of period	$18.80	$17.14	$13.39	$11.90	$12.61	$10.22	$8.21	$13.80	$13.96	$12.65
Value at end of period	$17.82	$18.80	$17.14	$13.39	$11.90	$12.61	$10.22	$8.21	$13.80	$13.96
Number of accumulation units outstanding at end of period	0	0	2	0	323	291	245	77	48	792
LORD ABBETT RESEARCH FUND, INC. - SMALL-CAP VALUE SERIES (CLASS A)										
Value at beginning of period	$24.05	$24.02	$18.29	$16.83	$17.96	$14.47	$11.35	$16.75	$15.44	$13.04
Value at end of period	$23.36	$24.05	$24.02	$18.29	$16.83	$17.96	$14.47	$11.35	$16.75	$15.44
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	327
MASSACHUSETTS INVESTORS GROWTH STOCK FUND (CLASS A)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$18.93	$17.29	$13.52	$13.04						
Value at end of period	$18.59	$18.93	$17.29	$13.52						
Number of accumulation units outstanding at end of period	58	0	0	598						
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during March 2010)										
Value at beginning of period	$15.74	$14.55	$10.75	$9.89	$10.39	$9.09				
Value at end of period	$15.36	$15.74	$14.55	$10.75	$9.89	$10.39				
Number of accumulation units outstanding at end of period	0	2,309	340	264	178	101				
NEW PERSPECTIVE FUND® (CLASS R-3)										
Value at beginning of period	$19.92	$19.67	$15.80	$13.33	$14.70	$13.29	$9.85	$16.15	$14.18	$12.41
Value at end of period	$20.59	$19.92	$19.67	$15.80	$13.33	$14.70	$13.29	$9.85	$16.15	$14.18
Number of accumulation units outstanding at end of period	0	0	0	0	132	50	348	0	0	605
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$31.45	$33.62	$31.57	$26.59	$33.04	$26.47	$14.82	$29.03	$22.07	$21.37
Value at end of period	$26.55	$31.45	$33.62	$31.57	$26.59	$33.04	$26.47	$14.82	$29.03	$22.07
Number of accumulation units outstanding at end of period	30	86	68	50	26	10	0	0	22	501
OPPENHEIMER GOLD & SPECIAL MINERALS FUND (CLASS A)										
(Funds were first received in this option during June 2013)										
Value at beginning of period	$4.82	$5.79	$6.71							
Value at end of period	$3.64	$4.82	$5.79							
Number of accumulation units outstanding at end of period	0	63	20							
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$15.24	$14.36	$12.56	$11.49	$11.91	$10.83	$9.08	$13.34	$12.41	$12.02
Value at end of period	$14.90	$15.24	$14.36	$12.56	$11.49	$11.91	$10.83	$9.08	$13.34	$12.41
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	198	38	260
PIONEER HIGH YIELD FUND (CLASS A)										
Value at beginning of period	$16.01	$16.32	$14.79	$13.09	$13.56	$11.73	$7.37	$11.90	$11.33	$10.43
Value at end of period	$14.96	$16.01	$16.32	$14.79	$13.09	$13.56	$11.73	$7.37	$11.90	$11.33
Number of accumulation units outstanding at end of period	244	240	192	356	681	2,664	2,107	651	583	1,137
PIONEER STRATEGIC INCOME FUND (CLASS A)										
(Funds were first received in this option during December 2014)										
Value at beginning of period	$12.15	$12.22								
Value at end of period	$11.76	$12.15								
Number of accumulation units outstanding at end of period	0	1								

CFI 253

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)										
Value at beginning of period	$22.69	$20.94	$16.25	$13.87	$14.87	$13.03	$9.07	$14.14	$14.34	$13.03
Value at end of period	$21.47	$22.69	$20.94	$16.25	$13.87	$14.87	$13.03	$9.07	$14.14	$14.34
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	11	235
TEMPLETON FOREIGN FUND (CLASS A)										
Value at beginning of period	$15.24	$17.39	$13.91	$11.94	$13.92	$13.06	$8.88	$16.75	$14.54	$13.98
Value at end of period	$13.91	$15.24	$17.39	$13.91	$11.94	$13.92	$13.06	$8.88	$16.75	$14.54
Number of accumulation units outstanding at end of period	0	0	1,756	0	100	796	177	264	98	1,697
THE GROWTH FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$19.37	$18.05	$13.74	$11.61	$12.43	$11.28	$8.54	$14.27	$13.11	$12.04
Value at end of period	$20.03	$19.37	$18.05	$13.74	$11.61	$12.43	$11.28	$8.54	$14.27	$13.11
Number of accumulation units outstanding at end of period	206	332	1,098	550	1,885	2,200	2,303	1,487	752	1,792
THE INCOME FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$17.54	$16.49	$14.22	$12.95	$12.50	$11.37	$9.31	$13.36	$13.12	$12.44
Value at end of period	$16.95	$17.54	$16.49	$14.22	$12.95	$12.50	$11.37	$9.31	$13.36	$13.12
Number of accumulation units outstanding at end of period	412	412	377	346	0	288	290	637	344	62
VOYA GNMA INCOME FUND (CLASS A)										
Value at beginning of period	$13.25	$12.83	$13.27	$13.10	$12.39	$11.85	$11.46	$10.89	$10.46	$10.18
Value at end of period	$13.26	$13.25	$12.83	$13.27	$13.10	$12.39	$11.85	$11.46	$10.89	$10.46
Number of accumulation units outstanding at end of period	24	25	2,239	1,868	2,110	1,338	651	333	238	1,104
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$17.21	$15.84	$12.35	$10.88	$11.51					
Value at end of period	$16.64	$17.21	$15.84	$12.35	$10.88					
Number of accumulation units outstanding at end of period	1	2	3	0	58					
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$17.00	$15.22	$11.68	$10.40	$10.62	$9.50	$7.86	$12.77	$12.40	$11.45
Value at end of period	$16.81	$17.00	$15.22	$11.68	$10.40	$10.62	$9.50	$7.86	$12.77	$12.40
Number of accumulation units outstanding at end of period	44	1,086	977	936	651	293	0	0	25	184
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$20.35	$18.94	$14.36	$12.44	$12.83	$10.73	$8.31	$13.57	$13.11	$12.22
Value at end of period	$19.60	$20.35	$18.94	$14.36	$12.44	$12.83	$10.73	$8.31	$13.57	$13.11
Number of accumulation units outstanding at end of period	139	195	119	88	0	723	557	375	235	1,310
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$18.87	$18.25	$13.04	$11.83	$12.15	$10.09	$8.24	$12.65	$13.75	$13.24
Value at end of period	$17.91	$18.87	$18.25	$13.04	$11.83	$12.15	$10.09	$8.24	$12.65	$13.75
Number of accumulation units outstanding at end of period	83	83	83	83	0	781	522	328	169	1,556
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during September 2010)										
Value at beginning of period	$14.71	$14.16	$12.30	$11.07	$11.44	$10.39				
Value at end of period	$14.25	$14.71	$14.16	$12.30	$11.07	$11.44				
Number of accumulation units outstanding at end of period	2,810	4,660	4,174	4,944	2,692	1,733				
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.65	$15.03	$12.54	$11.07	$11.64	$11.07				
Value at end of period	$15.14	$15.65	$15.03	$12.54	$11.07	$11.64				
Number of accumulation units outstanding at end of period	441	4,976	3,289	3,712	1,778	1,128				
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.17	$15.50	$12.71	$11.16	$11.85	$11.21				
Value at end of period	$15.61	$16.17	$15.50	$12.71	$11.16	$11.85				
Number of accumulation units outstanding at end of period	10,060	7,403	5,494	10,237	2,646	1,369				

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$15.69	$15.01	$12.30	$11.92						
Value at end of period	$15.13	$15.69	$15.01	$12.30						
Number of accumulation units outstanding at end of period	622	0	35	523						
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$12.70	$12.19	$11.50	$10.78	$10.68	$10.59				
Value at end of period	$12.34	$12.70	$12.19	$11.50	$10.78	$10.68				
Number of accumulation units outstanding at end of period	2,857	1,559	1,928	1,695	1,702	1,446				
VOYA INTERMEDIATE BOND FUND (CLASS A)										
Value at beginning of period	$13.58	$12.95	$13.25	$12.36	$11.66	$10.79	$9.72	$10.97	$10.53	$10.31
Value at end of period	$13.41	$13.58	$12.95	$13.25	$12.36	$11.66	$10.79	$9.72	$10.97	$10.53
Number of accumulation units outstanding at end of period	160	161	123	230	1,651	1,601	1,951	651	642	280
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$13.49	$12.88	$13.15	$12.25	$11.61	$10.77	$9.84	$10.96	$10.53	$10.32
Value at end of period	$13.31	$13.49	$12.88	$13.15	$12.25	$11.61	$10.77	$9.84	$10.96	$10.53
Number of accumulation units outstanding at end of period	70	0	0	0	0	0	0	0	0	0
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$8.70	$9.41	$7.89	$6.77	$7.85	$7.69				
Value at end of period	$8.46	$8.70	$9.41	$7.89	$6.77	$7.85				
Number of accumulation units outstanding at end of period	0	0	49	48	34	2				
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$12.76	$11.82	$9.20	$8.18	$8.05	$6.87	$6.22	$9.07	$9.24	
Value at end of period	$11.97	$12.76	$11.82	$9.20	$8.18	$8.05	$6.87	$6.22	$9.07	
Number of accumulation units outstanding at end of period	145	153	3,230	59	2,641	35	89	90	57	
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$9.48	$9.67	$9.87	$10.07	$10.28	$10.47	$10.65	$10.59		
Value at end of period	$9.29	$9.48	$9.67	$9.87	$10.07	$10.28	$10.47	$10.65		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	5	0		
VOYA REAL ESTATE FUND (CLASS A)										
Value at beginning of period	$24.66	$19.24	$19.20	$16.91	$15.71	$12.52	$9.81	$15.37	$18.70	$15.35
Value at end of period	$25.01	$24.66	$19.24	$19.20	$16.91	$15.71	$12.52	$9.81	$15.37	$18.70
Number of accumulation units outstanding at end of period	46	44	31	20	0	0	0	0	0	752
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$14.62	$13.18	$10.16	$8.96	$8.89	$8.78				
Value at end of period	$14.66	$14.62	$13.18	$10.16	$8.96	$8.89				
Number of accumulation units outstanding at end of period	0	0	27	27	20	1				
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$16.13	$14.57	$11.05	$9.62	$9.98	$8.40				
Value at end of period	$15.39	$16.13	$14.57	$11.05	$9.62	$9.98				
Number of accumulation units outstanding at end of period	40	0	359	280	274	76				
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$16.15	$15.67	$11.50	$10.09	$10.69	$8.91				
Value at end of period	$15.14	$16.15	$15.67	$11.50	$10.09	$10.69				
Number of accumulation units outstanding at end of period	0	0	152	160	154	18				

CFI 255

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2012)										
Value at beginning of period	$26.54	$25.58	$18.72	$17.85						
Value at end of period	$25.85	$26.54	$25.58	$18.72						
Number of accumulation units outstanding at end of period	0	41	0	11						
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.79	$14.25	$12.47	$11.17	$11.73	$11.04				
Value at end of period	$14.53	$14.79	$14.25	$12.47	$11.17	$11.73				
Number of accumulation units outstanding at end of period	782	311	1,186	983	784	721				
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.56	$14.98	$12.66	$11.18	$11.93	$11.19				
Value at end of period	$15.22	$15.56	$14.98	$12.66	$11.18	$11.93				
Number of accumulation units outstanding at end of period	56	55	44	36	11	929				
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.13	$15.47	$12.75	$11.22	$12.05	$11.24				
Value at end of period	$15.71	$16.13	$15.47	$12.75	$11.22	$12.05				
Number of accumulation units outstanding at end of period	2,903	2,907	3,496	3,157	440	3,025				
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$12.80									
Value at end of period	$12.51									
Number of accumulation units outstanding at end of period	394									
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$14.37	$13.71	$12.44	$11.26	$11.26	$10.31	$8.89	$11.84	$11.38	$10.68
Value at end of period	$14.10	$14.37	$13.71	$12.44	$11.26	$11.26	$10.31	$8.89	$11.84	$11.38
Number of accumulation units outstanding at end of period	0	0	0	2,023	0	0	0	0	0	0
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$15.18	$14.49	$12.04	$10.65	$11.16	$10.04	$8.15	$12.97	$15.56	$11.29
Value at end of period	$14.75	$15.18	$14.49	$12.04	$10.65	$11.16	$10.04	$8.15	$12.97	$12.56
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$14.71	$14.03	$12.24	$10.96	$11.21	$10.18	$8.50	$12.43	$11.99	$10.97
Value at end of period	$14.38	$14.71	$14.03	$12.24	$10.96	$11.21	$10.18	$8.50	$12.43	$11.99
Number of accumulation units outstanding at end of period	539	0	0	606	0	0	0	0	0	0
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2012)										
Value at beginning of period	$11.76	$11.32	$11.83	$11.59						
Value at end of period	$11.58	$11.76	$11.32	$11.83						
Number of accumulation units outstanding at end of period	14	14	632	894						
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2015)										
Value at beginning of period	$24.58									
Value at end of period	$23.56									
Number of accumulation units outstanding at end of period	298									
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$24.21	$23.56	$17.23	$14.63	$14.53	$11.67	$8.76	$15.15	$14.50	$13.58
Value at end of period	$22.63	$24.21	$23.56	$17.23	$14.63	$14.53	$11.67	$8.76	$15.15	$14.50
Number of accumulation units outstanding at end of period	0	0	2,255	1,906	126	53	1,231	50	205	1,229

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$20.91	$20.04	$14.97	$13.27	$15.14	$11.99	$8.75	$14.62		
Value at end of period	$20.24	$20.91	$20.04	$14.97	$13.27	$15.14	$11.99	$8.75		
Number of accumulation units outstanding at end of period	0	589	418	298	165	0	0	0		
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$18.05	$16.80	$12.64	$10.82	$11.22	$9.90	$7.82	$12.51	$13.16	
Value at end of period	$16.71	$18.05	$16.80	$12.64	$10.82	$11.22	$9.90	$7.82	$12.51	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	38	12	229	
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$24.61	$21.74	$16.78	$14.20	$14.17	$11.70	$9.46	$14.35	$14.24	$13.02
Value at end of period	$23.50	$24.61	$21.74	$16.78	$14.20	$14.17	$11.70	$9.46	$14.35	$14.24
Number of accumulation units outstanding at end of period	407	535	501	408	0	80	131	119	104	85
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2013)										
Value at beginning of period	$21.65	$20.31	$18.08							
Value at end of period	$20.51	$21.65	$20.31							
Number of accumulation units outstanding at end of period	204	116	43							
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$17.46	$17.38	$13.92	$11.65	$12.91	$11.32	$8.26	$14.09	$13.46	$11.62
Value at end of period	$17.86	$17.46	$17.38	$13.92	$11.65	$12.91	$11.32	$8.26	$14.09	$13.46
Number of accumulation units outstanding at end of period	210	90	65	374	0	338	434	417	333	2,733
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2015)										
Value at beginning of period	$21.17									
Value at end of period	$20.70									
Number of accumulation units outstanding at end of period	505									
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$17.99	$17.02	$13.34	$11.57	$11.86	$10.49	$8.54	$13.49	$13.31	$12.12
Value at end of period	$16.47	$17.99	$17.02	$13.34	$11.57	$11.86	$10.49	$8.54	$13.49	$13.31
Number of accumulation units outstanding at end of period	55	56	54	54	0	55	959	89	90	1,578
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$20.17	$18.89	$13.81	$11.83	$12.17	$10.60	$7.55	$13.31	$12.33	$11.36
Value at end of period	$21.95	$20.17	$18.89	$13.81	$11.83	$12.17	$10.60	$7.55	$13.31	$12.33
Number of accumulation units outstanding at end of period	0	0	1,782	2,285	1,444	92	699	13	297	272
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$18.74	$19.57	$15.21	$12.68	$13.66	$12.86	$9.86	$16.62	$16.90	
Value at end of period	$17.07	$18.74	$19.57	$15.21	$12.68	$13.66	$12.86	$9.86	$16.62	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	21	7	128	
WANGER SELECT										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$16.79	$16.56	$12.52	$10.76	$13.30	$12.84				
Value at end of period	$16.54	$16.79	$16.56	$12.52	$10.76	$13.30				
Number of accumulation units outstanding at end of period	0	73	60	47	34	12				
WANGER USA										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$24.35	$23.65	$17.99	$17.00						
Value at end of period	$23.78	$24.35	$23.65	$17.99						
Number of accumulation units outstanding at end of period	17	4	1	183						

CFI 257

Condensed Financial Information (continued)

WASHINGTON MUTUAL INVESTORS FUND[SM] (CLASS R-3)	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Value at beginning of period	$17.84	$16.35	$12.63	$11.44	$10.89	$9.80	$8.39	$12.78	$12.52	$10.81
Value at end of period	$17.47	$17.84	$16.35	$12.63	$11.44	$10.89	$9.80	$8.39	$12.78	$12.52
Number of accumulation units outstanding at end of period	76	74	62	40	1,201	1,053	864	307	203	1,779

TABLE 32

FOR CERTAIN SUBACCOUNTS BEGINNING DURING OR AFTER FEBRUARY 2014 IN CONTRACTS WITH A DAILY ASSET CHARGE OF 1.00%

(Selected data for accumulation units outstanding throughout each period)

	2015	2014
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)		
(Funds were first received in this option during February 2014)		
Value at beginning of period	$13.57	$13.07
Value at end of period	$12.92	$13.57
Number of accumulation units outstanding at end of period	377	254
TEMPLETON FOREIGN FUND (CLASS A)		
(Funds were first received in this option during February 2014)		
Value at beginning of period	$10.82	$11.87
Value at end of period	$9.93	$10.82
Number of accumulation units outstanding at end of period	0	4,371

TABLE 33

FOR CERTAIN SUBACCOUNTS BEGINNING DURING OR AFTER FEBRUARY 2012 IN CONTRACTS WITH A DAILY ASSET CHARGE OF 1.15%

(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013	2012
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)				
(Funds were first received in this option during December 2012)				
Value at beginning of period	$13.50	$13.03	$10.55	$10.55
Value at end of period	$12.84	$13.50	$13.03	$10.55
Number of accumulation units outstanding at end of period	260	254	227	15

TABLE 34

FOR CERTAIN SUBACCOUNTS BEGINNING DURING OR AFTER NOVEMBER 2013 IN CONTRACTS WITH A DAILY ASSET CHARGE OF 1.45%

(Selected data for accumulation units outstanding throughout each period)

	2015	2014	2013
TEMPLETON FOREIGN FUND (CLASS A)			
(Funds were first received in this option during November 2013)			
Value at beginning of period	$10.72	$12.19	$11.98
Value at end of period	$9.82	$10.72	$12.19
Number of accumulation units outstanding at end of period	0	218	171

Condensed Financial Information (continued)

TABLE 35

FOR CERTAIN SUBACCOUNTS BEGINNING DURING OR AFTER JANUARY 2014 IN CONTRACTS WITH A DAILY ASSET CHARGE OF 0.85%
(Selected data for accumulation units outstanding throughout each period)

	2015
TEMPLETON FOREIGN FUND (CLASS A)	
(Funds were first received in this option during November 2015)	
Value at beginning of period	$10.72
Value at end of period	$10.00
Number of accumulation units outstanding at end of period	276

CFI 259

FOR MASTER APPLICATIONS ONLY

I hereby acknowledge receipt of Variable Annuity Account C Voya MAP Plus NP^{SM} Variable Annuity prospectus dated May 1, 2016.

___ Please send a Variable Annuity Account C Statement of Additional Information (Form No. SAI.109860-16) dated May 1, 2016.

CONTRACT HOLDER'S SIGNATURE

DATE

PRO.109860-16

VARIABLE ANNUITY ACCOUNT C
OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY

Statement of Additional Information
dated May 1, 2016

For
Voya MAP Plus NP^{SM}

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus dated May 1, 2016. The contract offered in connection with the prospectus is a group deferred variable annuity contract funded through Variable Annuity Account C (the "separate account").

A free prospectus is available upon request from the local Voya Retirement Insurance and Annuity Company office or by writing to or calling:

Customer Service
P.O. Box 990063
Hartford, CT 06199-0063
1-800-262-3862

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

Voya Retirement Insurance and Annuity Company (the "Company," "we," "us," our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. From January 1, 2002 until August 31, 2014, the Company was known as ING Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya®"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA" and Voya completed its initial public offering of common stock.

The Company serves as the depositor for the separate account.

Other than the daily asset charge, subaccount administrative adjustment charge (if any) and the transferred asset benefit charge (if applicable) described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative costs or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (**See "FEES"** in the prospectus.)

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

VARIABLE ANNUITY ACCOUNT C

Variable Annuity Account C is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contract. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds may be available in all jurisdictions, under all contracts, or under all plans.

A complete description of each of the funds, including their investment objectives, policies, risks and fees and expenses, is contained in the prospectus and statement of additional information for each of the funds.

OFFERING AND PURCHASE OF CONTRACTS

The Company is the depositor and the Company's subsidiary, Voya Financial Partners, LLC serves as the principal underwriter for the contracts. Voya Financial Partners, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. Voya Financial Partners, LLC is also a member of the Financial Industry Regulatory Authority, and the Securities Investor Protection Corporation. Voya Financial Partners, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774.

The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of Voya Financial Partners, LLC or of other registered broker-dealers who have entered into sales arrangements with Voya Financial Partners, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled **"CONTRACT OWNERSHIP AND RIGHTS"** and **"YOUR ACCOUNT VALUE."**

Compensation paid to the principal underwriter, Voya Financial Partners, LLC, for the years ending December 31, 2015, 2014 and 2013 amounted to $51,416,775.23, $50,785,659.69 and $54,391,135.63, respectively. These amounts reflect compensation paid to Voya Financial Partners, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account C of the Company.

As described in the prospectus, compensation paid to those who sell the contract can affect the daily asset charge applied. The following chart illustrates the maximum daily asset charge that may be applied under a contract depending upon the compensation option selected by the individual selling the contract, as of May 1, 2016.

Maximum Daily Asset Charge for Case Based Compensation

	First Case Year (Case Year 1 Only)	Renewal Year & Increase Deposits (All Case Years)	Takeover (Case Year 1 Only)	Asset Based (Starts Case Month 1)	Asset Based (Starts Case Month 13)	Maximum Daily Asset Charge
Option 1	1.00%	0.00%	1.00%	0.00%	0.15	1.10
Option 2	1.00%	0.00%	1.00%	0.00%	0.25	1.25
Option 3	1.00%	0.00%	1.00%	0.00%	0.30	1.30
Option 4	1.00%	0.00%	1.00%	0.00%	0.40	1.45
Option 5	1.00%	0.00%	1.00%	0.00%	0.50	1.55
Option 6	0.00%	0.00%	0.00%	0.40%	0.00	1.25
Option 7	0.00%	0.00%	0.00%	0.00%	0.00	0.75

Maximum Daily Asset Charge for Participant Based Compensation

	First Participant Year and Increases	Renewal Premium	Tax Free Exchanges/ Takeover Assets	Asset Based (Starts Participant Month 13)	Maximum Daily Asset Charge
Option 1	3.00	0.25	1.00	0.10	1.20
Option 2	2.00	0.50	2.00	0.25	1.55
Option 3	1.00	1.00	1.00	0.25	1.35

INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (**see "INCOME PHASE"** in the prospectus), the value of your account is determined using accumulation unit values as of the tenth valuation before the first income phase payment is due. Such value (less any applicable premium tax charge) is applied to provide income phase payments to you in accordance with the payment option and investment options elected.

The annuity option tables found in the contract show, for each option, the amount of the first income phase payment for each $1,000 of value applied. When you select variable income payments, your account value purchases annuity units ("Annuity Units") of the separate account subaccounts corresponding to the funds you select. The number of Annuity Units purchased is based on your account value and the value of each unit on the day the Annuity Units are purchased. Thereafter, variable payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first income phase payment and subsequent income phase payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first income phase payment, but income phase payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis.

Income phase payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first income phase payment, but subsequent income phase payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the income phase begins, the annuitant is credited with a fixed number of Annuity Units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first income phase payment based upon a particular investment option, and (b) is the then current Annuity Unit value for that investment option. As noted, Annuity Unit values fluctuate from one valuation to the next (see "Your Account Value" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a 10 day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

EXAMPLE:

Assume that, at the date income phase payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the 10th valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity table in the contract provides, for the income phase payment option elected, a first monthly variable income phase payment of $6.68 per $1000 of value applied; the annuitant's first monthly income phase payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an Annuity Unit upon the valuation on which the first income phase payment was due was $13.400000. When this value is divided into the first monthly income phase payment, the number of Annuity Units is determined to be 20.414. The value of this number of Annuity Units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the 10th valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9971779* = .9999058^30 (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of Annuity Units determined above) produces a result of 1.000442. This is then multiplied by the Annuity Unit value for the prior valuation ($13.40000 from above) to produce an Annuity Unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13.405928, which produces a payment of $273.67.

*   If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be .9959968 = .9998663^30.

4

PERFORMANCE REPORTING

We may advertise different types of historical performance for the subaccounts including:
- Standardized average annual total returns; and
- Non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccount over the most recent month end, one, five and 10-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained.

We include all recurring charges during each period (e.g., annual maintenance fees, daily asset charges, subaccount administrative adjustment charges (if any), transferred asset benefit charge (if applicable), and any applicable early withdrawal charges).

Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charge. If we reflected this charge in the calculation, it would decrease the level of performance reflected by the calculation. Non-standardized returns may also include monthly, quarterly, year-to-date and three-year periods, and may include returns calculated from the fund's inception date and/or the date the fund was added to the separate account.

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar, Inc. and Lipper Analytical Services, Inc. which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize the underlying funds in terms of the asset classes they represent and use such categories in marketing materials for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money Magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

EXPERTS

The statements of assets and liabilities of Variable Annuity Account C as of December 31, 2015, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the consolidated financial statements of the Company as of December 31, 2015 and 2014, and for each of the three years in the period ended December 31, 2015, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is 200 Clarendon St., Boston, MA 02116.

FINANCIAL STATEMENTS

Variable Annuity Account C of

Voya Retirement Insurance and Annuity Company

Year Ended December 31, 2015

with Report of Independent Registered Public Accounting Firm

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VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Financial Statements
Year Ended December 31, 2015

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants of
Voya Retirement Insurance and Annuity Company

We have audited the accompanying statements of assets and liabilities of each of the investment divisions disclosed in Note 1 as of December 31, 2015, of Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (the "Account"), and the related statements of operations for the year or period then ended, and the statements of changes in net assets for the years or periods ended December 31, 2015 and 2014. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2015, by correspondence with the transfer agents or fund companies. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the investment divisions disclosed in Note 1 constituting Variable Annuity Account C of Voya Retirement Insurance and Annuity Company at December 31, 2015, the results of their operations for the year or period then ended, and the changes in their net assets for the years or periods ended December 31, 2015 and 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
April 4, 2016

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	AB Growth and Income Fund - Class A	AB VPS Growth and Income Portfolio - Class A	Aberdeen International Equity Fund - Institutional Class	Invesco Floating Rate Fund - Class R5	Invesco Mid Cap Core Equity Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 169	$ 484	$ 2,052	$ 47	$ 3,609
Total assets	169	484	2,052	47	3,609
Net assets	$ 169	$ 484	$ 2,052	$ 47	$ 3,609
Net assets					
Accumulation units	$ 169	$ 484	$ 2,052	$ 47	$ 3,609
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 169	$ 484	$ 2,052	$ 47	$ 3,609
Total number of mutual fund shares	31,742	16,074	170,851	6,547	170,708
Cost of mutual fund shares	$ 134	$ 428	$ 2,174	$ 50	$ 3,990

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Invesco Small Cap Growth Fund - Class A	Invesco International Growth Fund - Class R5	Invesco Endeavor Fund - Class A	Invesco Global Health Care Fund - Investor Class	Invesco High Yield Fund - Class R5
Assets					
Investments in mutual funds at fair value	$ 75	$ 453	$ 11	$ 258	$ 153
Total assets	75	453	11	258	153
Net assets	$ 75	$ 453	$ 11	$ 258	$ 153
Net assets					
Accumulation units	$ 75	$ 453	$ 11	$ 258	$ 153
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 75	$ 453	$ 11	$ 258	$ 153
Total number of mutual fund shares	2,354	14,393	711	6,756	39,147
Cost of mutual fund shares	$ 89	$ 483	$ 13	$ 296	$ 165

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Invesco American Value Fund - Class R5	Invesco Energy Fund - Class R5	Invesco Small Cap Value Fund - Class A	Invesco V.I. American Franchise Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares
Assets					
Investments in mutual funds					
at fair value	$ 830	$ 9	$ 305	$ 26,133	$ 33,322
Total assets	830	9	305	26,133	33,322
Net assets	$ 830	$ 9	$ 305	$ 26,133	$ 33,322
Net assets					
Accumulation units	$ 830	$ 9	$ 305	$ 26,016	$ 32,934
Contracts in payout (annuitization)	—	—	—	117	388
Total net assets	$ 830	$ 9	$ 305	$ 26,133	$ 33,322
Total number of mutual fund shares	24,822	399	18,947	456,074	984,705
Cost of mutual fund shares	$ 979	$ 11	$ 383	$ 18,505	$ 27,480

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Alger Capital Appreciation Fund - Class A	Alger Green Fund - Class A	AllianzGI NFJ Dividend Value Fund - Class A	AllianzGI NFJ Large-Cap Value Fund - Institutional Class	AllianzGI NFJ Small-Cap Value Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 1,225	$ 3,708	$ 247	$ 26	$ 535
Total assets	1,225	3,708	247	26	535
Net assets	$ 1,225	$ 3,708	$ 247	$ 26	$ 535
Net assets					
Accumulation units	$ 1,225	$ 3,708	$ 247	$ 26	$ 535
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 1,225	$ 3,708	$ 247	$ 26	$ 535
Total number of mutual fund shares	60,776	403,894	16,165	1,272	26,695
Cost of mutual fund shares	$ 1,320	$ 3,566	$ 191	$ 20	$ 730

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Amana Growth Fund - Investor Class	Amana Income Fund - Investor Class	American Balanced Fund® - Class R-3	American Beacon Small Cap Value Fund - Investor Class	American Century Investments® Inflation-Adjusted Bond Fund - Investor Class
Assets					
Investments in mutual funds at fair value	$ 37,723	$ 64,741	$ 5,103	$ 118	$ 24,336
Total assets	37,723	64,741	5,103	118	24,336
Net assets	$ 37,723	$ 64,741	$ 5,103	$ 118	$ 24,336
Net assets					
Accumulation units	$ 37,723	$ 64,741	$ 5,103	$ 118	$ 24,336
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 37,723	$ 64,741	$ 5,103	$ 118	$ 24,336
Total number of mutual fund shares	1,188,133	1,526,922	215,135	5,419	2,161,322
Cost of mutual fund shares	$ 34,702	$ 56,899	$ 4,724	$ 133	$ 27,511

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	American Century Investments® Income & Growth Fund - A Class	Fundamental Investors^{SM} - Class R-3	Fundamental Investors^{SM} - Class R-4	American Mutual Fund® - Class R-4	Ariel Appreciation Fund - Investor Class
Assets					
Investments in mutual funds at fair value	$ 9,398	$ 1,374	$ 72,172	$ 3,156	$ 551
Total assets	9,398	1,374	72,172	3,156	551
Net assets	$ 9,398	$ 1,374	$ 72,172	$ 3,156	$ 551
Net assets					
Accumulation units	$ 9,398	$ 1,374	$ 72,172	$ 3,156	$ 551
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 9,398	$ 1,374	$ 72,172	$ 3,156	$ 551
Total number of mutual fund shares	287,847	27,163	1,425,755	93,525	12,218
Cost of mutual fund shares	$ 8,879	$ 1,401	$ 62,831	$ 3,321	$ 615

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Ariel Fund - Investor Class	Artisan International Fund - Investor Shares	Aston/ Fairpointe Mid Cap Fund - Class N	BlackRock Equity Dividend Fund - Investor A Shares	BlackRock Health Sciences Opportunities Portfolio - Institutional Shares
Assets					
Investments in mutual funds at fair value	$ 11,649	$ 14,558	$ 33,918	$ 1,273	$ 171
Total assets	11,649	14,558	33,918	1,273	171
Net assets	$ 11,649	$ 14,558	$ 33,918	$ 1,273	$ 171
Net assets					
Accumulation units	$ 11,649	$ 14,558	$ 33,918	$ 1,273	$ 171
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 11,649	$ 14,558	$ 33,918	$ 1,273	$ 171
Total number of mutual fund shares	196,016	507,587	987,986	60,783	3,388
Cost of mutual fund shares	$ 14,056	$ 14,618	$ 42,937	$ 1,367	$ 185

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	BlackRock Health Sciences Opportunities Portfolio - Investor A Shares	BlackRock Mid Cap Value Opportunities Fund - Institutional Shares	BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	Bond Fund of America^{SM} - Class R-4	Calvert VP SRI Balanced Portfolio
Assets					
Investments in mutual funds at fair value	$ 12,497	$ 66	$ 12,705	$ 10,093	$ 49,166
Total assets	12,497	66	12,705	10,093	49,166
Net assets	$ 12,497	$ 66	$ 12,705	$ 10,093	$ 49,166
Net assets					
Accumulation units	$ 12,497	$ 66	$ 12,705	$ 10,093	$ 48,957
Contracts in payout (annuitization)	—	—	—	—	209
Total net assets	$ 12,497	$ 66	$ 12,705	$ 10,093	$ 49,166
Total number of mutual fund shares	257,516	3,712	738,222	801,677	24,644,457
Cost of mutual fund shares	$ 14,194	$ 79	$ 15,991	$ 10,204	$ 45,976

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Capital Income Builder® - Class R-4	Capital World Growth & Income Fund^{SM} - Class R-3	Cohen & Steers Realty Shares, Inc.	Columbia^{SM} Acorn® Fund - Class A	Columbia^{SM} Acorn® Fund - Class Z
Assets					
Investments in mutual funds at fair value	$ 330	$ 850	$ 7,976	$ 47	$ 7
Total assets	330	850	7,976	47	7
Net assets	$ 330	$ 850	$ 7,976	$ 47	$ 7
Net assets					
Accumulation units	$ 330	$ 850	$ 7,976	$ 47	$ 7
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 330	$ 850	$ 7,976	$ 47	$ 7
Total number of mutual fund shares	5,911	19,718	113,110	2,691	370
Cost of mutual fund shares	$ 341	$ 777	$ 8,537	$ 71	$ 10

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Columbia Mid Cap Value Fund - Class A	Columbia Mid Cap Value Fund - Class Z	CRM Mid Cap Value Fund - Investor Shares	Davis Financial Fund - Class Y	Delaware Diversified Income Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 8,510	$ 2	$ 306	$ 1	$ 4,464
Total assets	8,510	2	306	1	4,464
Net assets	$ 8,510	$ 2	$ 306	$ 1	$ 4,464
Net assets					
Accumulation units	$ 8,510	$ 2	$ 306	$ 1	$ 4,464
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 8,510	$ 2	$ 306	$ 1	$ 4,464
Total number of mutual fund shares	613,569	125	16,002	30	520,382
Cost of mutual fund shares	$ 10,610	$ 2	$ 413	$ 1	$ 4,684

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Delaware Smid Cap Growth Fund - Institutional Class	Delaware Small Cap Value Fund - Class A	Deutsche Small Cap Growth Fund - Class S	DFA Inflation-Protected Securities Portfolio - Institutional Class	Emerging Markets Core Equity Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 1,410	$ 989	$ 27	$ 34	$ 186
Total assets	1,410	989	27	34	186
Net assets	$ 1,410	$ 989	$ 27	$ 34	$ 186
Net assets					
Accumulation units	$ 1,410	$ 989	$ 27	$ 34	$ 186
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 1,410	$ 989	$ 27	$ 34	$ 186
Total number of mutual fund shares	43,477	21,549	965	2,955	11,829
Cost of mutual fund shares	$ 1,478	$ 1,131	$ 30	$ 34	$ 193

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	U.S. Targeted Value Portfolio - Institutional Class	Dodge & Cox International Stock Fund	Dodge & Cox Stock Fund	Deutsche Equity 500 Index Fund - Class S	Eaton Vance Large-Cap Value Fund - Class R
Assets					
Investments in mutual funds					
at fair value	$ 2,412	$ 331	$ 328	$ 783	$ 88
Total assets	2,412	331	328	783	88
Net assets	$ 2,412	$ 331	$ 328	$ 783	$ 88
Net assets					
Accumulation units	$ 2,412	$ 331	$ 328	$ 783	$ 88
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 2,412	$ 331	$ 328	$ 783	$ 88
Total number of mutual fund shares	122,132	9,071	2,018	3,771	5,283
Cost of mutual fund shares	$ 2,600	$ 346	$ 345	$ 661	$ 107

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	EuroPacific Growth Fund® - Class R-3	EuroPacific Growth Fund® - Class R-4	Fidelity Advisor® New Insights Fund - Class I	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 6,273	$ 281,909	$ 1,180	$ 253,886	$ 287,422
Total assets	6,273	281,909	1,180	253,886	287,422
Net assets	$ 6,273	$ 281,909	$ 1,180	$ 253,886	$ 287,422
Net assets					
Accumulation units	$ 6,273	$ 281,909	$ 1,180	$ 250,479	$ 286,555
Contracts in payout (annuitization)	—	—	—	3,407	867
Total net assets	$ 6,273	$ 281,909	$ 1,180	$ 253,886	$ 287,422
Total number of mutual fund shares	140,966	6,333,610	44,299	12,408,896	4,371,438
Cost of mutual fund shares	$ 5,828	$ 255,930	$ 1,201	$ 262,569	$ 147,340

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Mid Cap Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 10,441	$ 30,265	$ 1,229,525	$ 176,926	$ 3
Total assets	10,441	30,265	1,229,525	176,926	3
Net assets	$ 10,441	$ 30,265	$ 1,229,525	$ 176,926	$ 3
Net assets					
Accumulation units	$ 10,404	$ 30,265	$ 1,221,130	$ 176,926	$ 3
Contracts in payout (annuitization)	37	—	8,395	—	—
Total net assets	$ 10,441	$ 30,265	$ 1,229,525	$ 176,926	$ 3
Total number of mutual fund shares	2,109,205	1,586,200	36,247,802	857,074	87
Cost of mutual fund shares	$ 12,226	$ 25,862	$ 1,011,786	$ 124,277	$ 3

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Fidelity® VIP Asset Manager Portfolio - Initial Class	Franklin Mutual Global Discovery Fund - Class R	Franklin Biotechnology Discovery Fund - Advisor Class	Franklin Natural Resources Fund - Advisor Class	Franklin Small-Mid Cap Growth Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 21,376	$ 1,629	$ 304	$ 5	$ 287
Total assets	21,376	1,629	304	5	287
Net assets	$ 21,376	$ 1,629	$ 304	$ 5	$ 287
Net assets					
Accumulation units	$ 21,376	$ 1,629	$ 304	$ 5	$ 287
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 21,376	$ 1,629	$ 304	$ 5	$ 287
Total number of mutual fund shares	1,356,347	57,155	1,826	240	8,894
Cost of mutual fund shares	$ 19,896	$ 1,797	$ 332	$ 8	$ 343

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Franklin Small Cap Value VIP Fund - Class 2	Goldman Sachs Growth Opportunities Fund - Class IR	Growth Fund of America® - Class R-3	Growth Fund of America® - Class R-4	The Hartford Capital Appreciation Fund - Class R4
Assets					
Investments in mutual funds at fair value	$ 103,364	$ 9	$ 13,745	$ 370,151	$ —
Total assets	103,364	9	13,745	370,151	—
Net assets	$ 103,364	$ 9	$ 13,745	$ 370,151	$ —
Net assets					
Accumulation units	$ 102,132	$ 9	$ 13,745	$ 370,151	$ —
Contracts in payout (annuitization)	1,232	—	—	—	—
Total net assets	$ 103,364	$ 9	$ 13,745	$ 370,151	$ —
Total number of mutual fund shares	5,846,366	409	338,374	9,034,694	3
Cost of mutual fund shares	$ 99,179	$ 10	$ 12,279	$ 290,328	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	The Hartford Dividend And Growth Fund - Class R4	Income Fund of America® - Class R-3	Ivy Science and Technology Fund - Class Y	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Enterprise Portfolio - Institutional Shares
Assets					
Investments in mutual funds at fair value	$ 5	$ 2,034	$ 1,869	$ 132	$ 249
Total assets	5	2,034	1,869	132	249
Net assets	$ 5	$ 2,034	$ 1,869	$ 132	$ 249
Net assets					
Accumulation units	$ 5	$ 2,034	$ 1,869	$ 132	$ 249
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 5	$ 2,034	$ 1,869	$ 132	$ 249
Total number of mutual fund shares	236	100,885	35,352	4,398	4,344
Cost of mutual fund shares	$ 6	$ 2,025	$ 2,029	$ 123	$ 189

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Global Research Portfolio - Institutional Shares	Janus Aspen Series Janus Portfolio - Institutional Shares	JPMorgan Equity Income Fund - Select Class	JPMorgan Government Bond Fund - Select Class
Assets					
Investments in mutual funds at fair value	$ 37	$ 72	$ 84	$ 247	$ 962
Total assets	37	72	84	247	962
Net assets	$ 37	$ 72	$ 84	$ 247	$ 962
Net assets					
Accumulation units	$ 37	$ 72	$ 84	$ 247	$ 962
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 37	$ 72	$ 84	247	$ 962
Total number of mutual fund shares	3,158	1,791	2,733	18,206	90,558
Cost of mutual fund shares	$ 39	$ 57	$ 70	$ 253	$ 984

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Lazard Emerging Markets Equity Portfolio - Open Shares	Lazard U.S. Mid Cap Equity Portfolio - Open Shares	ClearBridge Aggressive Growth Fund - Class I	LKCM Aquinas Growth Fund	Loomis Sayles Small Cap Value Fund - Retail Class
Assets					
Investments in mutual funds at fair value	$ —	$ 5,196	$ 356	$ 375	$ 12,466
Total assets	—	5,196	356	375	12,466
Net assets	$ —	$ 5,196	$ 356	$ 375	$ 12,466
Net assets					
Accumulation units	$ —	$ 5,196	$ 356	$ 375	$ 12,466
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ —	$ 5,196	$ 356	$ 375	$ 12,466
Total number of mutual fund shares	4	289,604	1,742	22,697	421,153
Cost of mutual fund shares	$ —	$ 4,818	$ 382	$ 382	$ 13,308

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Loomis Sayles Limited Term Government and Agency Fund - Class Y	Loomis Sayles Value Fund - Class Y	Lord Abbett Developing Growth Fund - Class A	Lord Abbett Core Fixed Income Fund - Class A	Lord Abbett Mid Cap Stock Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 1,209	$ 10	$ 277	$ 43	$ 866
Total assets	1,209	10	277	43	866
Net assets	$ 1,209	$ 10	$ 277	$ 43	$ 866
Net assets					
Accumulation units	$ 1,209	$ 10	$ 277	$ 43	$ 866
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 1,209	$ 10	$ 277	$ 43	$ 866
Total number of mutual fund shares	105,317	496	15,037	3,972	34,992
Cost of mutual fund shares	$ 1,219	$ 12	$ 345	$ 44	$ 666

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Lord Abbett Small Cap Value Fund - Class A	Lord Abbett Fundamental Equity Fund - Class A	Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	MainStay Large Cap Growth Fund - Class R3	Massachusetts Investors Growth Stock Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 1,178	$ 294	$ 91,575	$ 2	$ 119
Total assets	1,178	294	91,575	2	119
Net assets	$ 1,178	$ 294	$ 91,575	$ 2	$ 119
Net assets					
Accumulation units	$ 1,178	$ 294	$ 90,834	$ 2	$ 119
Contracts in payout (annuitization)	—	—	741	—	—
Total net assets	$ 1,178	$ 294	$ 91,575	$ 2	$ 119
Total number of mutual fund shares	56,608	24,969	3,933,645	181	5,174
Cost of mutual fund shares	$ 1,588	$ 350	$ 65,718	$ 2	$ 125

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Metropolitan West Total Return Bond Fund - Class I	Metropolitan West Total Return Bond Fund - Class M	MFS® New Discovery Fund - Class R3	MFS® International Value Fund - Class R3	Neuberger Berman Genesis Fund - Trust Class
Assets					
Investments in mutual funds					
at fair value	$ 3,636	$ 15,742	$ 38	$ 90	$ 509
Total assets	3,636	15,742	38	90	509
Net assets	$ 3,636	$ 15,742	$ 38	$ 90	$ 509
Net assets					
Accumulation units	$ 3,636	$ 15,742	$ 38	$ 90	$ 509
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 3,636	$ 15,742	$ 38	$ 90	$ 509
Total number of mutual fund shares	342,405	1,482,285	1,709	2,645	9,480
Cost of mutual fund shares	$ 3,690	$ 16,081	$ 40	$ 93	$ 570

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Neuberger Berman Socially Responsive Fund - Institutional Class	Neuberger Berman Socially Responsive Fund - Trust Class	New Perspective Fund® - Class R-3	New Perspective Fund® - Class R-4	New World Fund® - Class R-4
Assets					
Investments in mutual funds					
at fair value	$ 385	$ 11,809	$ 2,071	$ 130,637	$ 183
Total assets	385	11,809	2,071	130,637	183
Net assets	$ 385	$ 11,809	$ 2,071	$ 130,637	$ 183
Net assets					
Accumulation units	$ 385	$ 11,809	$ 2,071	$ 130,637	$ 183
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 385	$ 11,809	$ 2,071	$ 130,637	$ 183
Total number of mutual fund shares	11,896	617,288	58,671	3,671,639	3,671
Cost of mutual fund shares	$ 407	$ 12,683	$ 1,958	$ 108,397	$ 195

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Nuveen Global Infrastructure Fund - Class I	Nuveen U.S. Infrastructure Bond Fund - Class I	Oppenheimer Capital Appreciation Fund - Class A	Oppenheimer Developing Markets Fund - Class A	Oppenheimer Developing Markets Fund - Class Y
Assets					
Investments in mutual funds at fair value	$ 1,029	$ 835	$ 85	$ 197,414	$ 33,914
Total assets	1,029	835	85	197,414	33,914
Net assets	$ 1,029	$ 835	$ 85	$ 197,414	$ 33,914
Net assets					
Accumulation units	$ 1,029	$ 835	$ 85	$ 197,414	$ 33,914
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 1,029	$ 835	$ 85	$ 197,414	$ 33,914
Total number of mutual fund shares	105,765	43,659	1,572	6,493,881	1,130,828
Cost of mutual fund shares	$ 1,149	$ 882	$ 82	$ 177,687	$ 37,763

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Oppenheimer Gold & Special Minerals Fund - Class A	Oppenheimer International Bond Fund - Class A	Oppenheimer International Growth Fund - Class Y	Oppenheimer International Small-Mid Company Fund - Class Y	Oppenheimer Discovery Mid Cap Growth Fund/VA
Assets					
Investments in mutual funds at fair value	$ 24	$ 54	$ 114	$ 163	$ 15
Total assets	24	54	114	163	15
Net assets	$ 24	$ 54	$ 114	$ 163	$ 15
Net assets					
Accumulation units	$ 24	$ 54	$ 114	$ 163	$ —
Contracts in payout (annuitization)	—	—	—	—	15
Total net assets	$ 24	$ 54	$ 114	$ 163	$ 15
Total number of mutual fund shares	2,326	9,827	3,181	4,403	189
Cost of mutual fund shares	$ 37	$ 59	$ 117	$ 148	$ 15

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Oppenheimer Global Fund/VA	Oppenheimer Global Strategic Income Fund/VA	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA	Parnassus Core Equity Fund[SM] - Investor Shares
Assets					
Investments in mutual funds at fair value	$ 225	$ 96	$ 66	$ 25,350	$ 21,394
Total assets	225	96	66	25,350	21,394
Net assets	$ 225	$ 96	$ 66	$ 25,350	$ 21,394
Net assets					
Accumulation units	$ 225	$ 96	$ —	$ 25,350	$ 21,394
Contracts in payout (annuitization)	—	—	66	—	—
Total net assets	$ 225	$ 96	$ 66	$ 25,350	$ 21,394
Total number of mutual fund shares	5,922	19,703	2,241	1,189,011	578,687
Cost of mutual fund shares	$ 164	$ 104	$ 52	$ 28,824	$ 22,260

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Pax World Balanced Fund - Individual Investor Class	PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income Fund - Class Y	Pioneer High Yield Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 40,388	$ 532	$ 101,300	$ 10,306	$ 1,727
Total assets	40,388	532	101,300	10,306	1,727
Net assets	$ 40,388	$ 532	$ 101,300	$ 10,306	$ 1,727
Net assets					
Accumulation units	$ 40,388	$ 532	$ 101,300	$ 10,306	$ 1,727
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 40,388	$ 532	$ 101,300	$ 10,306	$ 1,727
Total number of mutual fund shares	1,856,089	85,753	8,492,075	325,945	197,168
Cost of mutual fund shares	$ 40,801	$ 627	$ 119,503	$ 11,067	$ 2,044

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Pioneer Strategic Income Fund - Class A		Pioneer Emerging Markets VCT Portfolio - Class I		Pioneer Equity Income VCT Portfolio - Class I		Pioneer High Yield VCT Portfolio - Class I		Prudential Jennison Utility Fund - Class Z
Assets									
Investments in mutual funds									
at fair value	$	1,189	$	7,599	$	56	$	18,835	$	42
Total assets		1,189		7,599		56		18,835		42
Net assets	$	1,189	$	7,599	$	56	$	18,835	$	42
Net assets									
Accumulation units	$	1,189	$	7,599	$	56	$	18,835	$	42
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	1,189	$	7,599	$	56	$	18,835	$	42
Total number of mutual fund shares		116,483		498,293		1,990		2,202,884		3,514
Cost of mutual fund shares	$	1,278	$	12,209	$	58	$	22,575	$	51

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Columbia Diversified Equity Income Fund - Class K	Columbia Diversified Equity Income Fund - Class R4	Royce Total Return Fund - K Class	Ave Maria Rising Dividend Fund	SMALLCAP World Fund® - Class R-4
Assets					
Investments in mutual funds at fair value	$ 9,975	$ 101	$ 2	$ 437	$ 14,703
Total assets	9,975	101	2	437	14,703
Net assets	$ 9,975	$ 101	$ 2	$ 437	$ 14,703
Net assets					
Accumulation units	$ 9,975	$ 101	$ 2	$ 437	$ 14,703
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 9,975	$ 101	$ 2	$ 437	$ 14,703
Total number of mutual fund shares	831,257	8,416	210	28,024	339,570
Cost of mutual fund shares	$ 10,015	$ 99	$ 2	$ 466	$ 15,300

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	T. Rowe Price Institutional Large-Cap Growth Fund	T. Rowe Price Mid-Cap Value Fund - R Class	T. Rowe Price Value Fund - Advisor Class	TCW Total Return Bond Fund - Class N	Templeton Foreign Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 3,984	$ 910	$ 254	$ 2,471	$ 499
Total assets	3,984	910	254	2,471	499
Net assets	$ 3,984	$ 910	$ 254	$ 2,471	$ 499
Net assets					
Accumulation units	$ 3,984	$ 910	$ 254	$ 2,471	$ 499
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 3,984	$ 910	$ 254	$ 2,471	$ 499
Total number of mutual fund shares	137,900	37,111	8,249	236,503	78,156
Cost of mutual fund shares	$ 4,104	$ 949	$ 272	$ 2,508	$ 589

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Templeton Global Bond Fund - Advisor Class		Templeton Global Bond Fund - Class A		Third Avenue Real Estate Value Fund - Institutional Class		Thornburg International Value Fund - Class R4		Touchstone Value Fund - Institutional Class	
Assets										
Investments in mutual funds										
at fair value	$	32,007	$	144,039	$	19	$	51	$	1,586
Total assets		32,007		144,039		19		51		1,586
Net assets	$	32,007	$	144,039	$	19	$	51	$	1,586
Net assets										
Accumulation units	$	32,007	$	144,039	$	19	$	51	$	1,586
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	32,007	$	144,039	$	19	$	51	$	1,586
Total number of mutual fund shares		2,776,006		12,438,602		659		2,123		182,551
Cost of mutual fund shares	$	36,146	$	164,063	$	21	$	57	$	1,716

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	USAA Precious Metals and Minerals Fund - Adviser Shares	Diversified Value Portfolio	Equity Income Portfolio	Small Company Growth Portfolio	Victory Integrity Small-Cap Value Fund - Class Y
Assets					
Investments in mutual funds					
at fair value	$ 7,214	$ 116	$ 237	$ 26	$ 45
Total assets	7,214	116	237	26	45
Net assets	$ 7,214	$ 116	$ 237	$ 26	$ 45
Net assets					
Accumulation units	$ 7,214	$ 116	$ 237	$ 26	$ 45
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 7,214	$ 116	$ 237	$ 26	$ 45
Total number of mutual fund shares	838,814	7,010	11,188	1,239	1,445
Cost of mutual fund shares	$ 10,659	$ 95	$ 214	$ 26	$ 48

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Victory Sycamore Small Company Opportunity Fund - Class R	Voya Balanced Portfolio - Class I	Voya Growth Opportunities Fund - Class A	Voya Large Cap Value Fund - Class A	Voya Real Estate Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 28	$ 259,147	$ 124	$ 88	$ 1,406
Total assets	28	259,147	124	88	1,406
Net assets	$ 28	$ 259,147	$ 124	$ 88	$ 1,406
Net assets					
Accumulation units	$ 28	$ 243,469	$ 124	$ 88	$ 1,406
Contracts in payout (annuitization)	—	15,678	—	—	—
Total net assets	$ 28	$ 259,147	$ 124	$ 88	$ 1,406
Total number of mutual fund shares	821	18,379,237	4,017	8,090	74,057
Cost of mutual fund shares	$ 29	$ 218,620	$ 117	$ 95	$ 1,280

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya GNMA Income Fund - Class A	Voya Intermediate Bond Fund - Class A	Voya Intermediate Bond Portfolio - Class I	Voya Intermediate Bond Portfolio - Class S	Voya Global Perspectives Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 3,252	$ 1,395	$ 477,808	$ 2,668	$ 2,295
Total assets	3,252	1,395	477,808	2,668	2,295
Net assets	$ 3,252	$ 1,395	$ 477,808	$ 2,668	$ 2,295
Net assets					
Accumulation units	$ 3,252	$ 1,395	$ 460,726	$ 2,668	$ 2,295
Contracts in payout (annuitization)	—	—	17,082	—	—
Total net assets	$ 3,252	$ 1,395	$ 477,808	$ 2,668	$ 2,295
Total number of mutual fund shares	380,380	141,034	38,163,591	214,479	230,633
Cost of mutual fund shares	$ 3,375	$ 1,412	$ 480,564	$ 2,755	$ 2,469

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya High Yield Portfolio - Adviser Class	Voya High Yield Portfolio - Institutional Class	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Adviser Class	Voya Large Cap Growth Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 34	$ 27,564	$ 19,604	$ 163	$ 443,531
Total assets	34	27,564	19,604	163	443,531
Net assets	$ 34	$ 27,564	$ 19,604	$ 163	$ 443,531
Net assets					
Accumulation units	$ 34	$ 27,564	$ 19,604	$ 163	$ 442,343
Contracts in payout (annuitization)	—	—	—	—	1,188
Total net assets	$ 34	$ 27,564	$ 19,604	$ 163	$ 443,531
Total number of mutual fund shares	3,625	2,954,338	2,101,182	9,010	23,088,559
Cost of mutual fund shares	$ 38	$ 30,923	$ 21,987	$ 144	$ 390,391

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Large Cap Growth Portfolio - Service Class	Voya Large Cap Value Portfolio - Adviser Class	Voya Large Cap Value Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Service Class	Voya Limited Maturity Bond Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 5,927	$ 21	$ 325,457	$ 1,658	$ 37
Total assets	5,927	21	325,457	1,658	37
Net assets	$ 5,927	$ 21	$ 325,457	$ 1,658	$ 37
Net assets					
Accumulation units	$ 5,927	$ 21	$ 321,932	$ 1,658	$ 37
Contracts in payout (annuitization)	—	—	3,525	—	—
Total net assets	$ 5,927	$ 21	$ 325,457	$ 1,658	$ 37
Total number of mutual fund shares	314,442	1,891	29,267,702	150,763	3,755
Cost of mutual fund shares	$ 5,905	$ 20	$ 294,646	$ 1,843	$ 37

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	Voya Multi-Manager Large Cap Core Portfolio - Service Class	Voya U.S. Stock Index Portfolio - Institutional Class	VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	VY® Clarion Global Real Estate Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 14,188	$ 391	$ 15,178	$ 38	$ 7
Total assets	14,188	391	15,178	38	7
Net assets	$ 14,188	$ 391	$ 15,178	$ 38	$ 7
Net assets					
Accumulation units	$ 13,957	$ 391	$ 15,178	$ 38	$ 7
Contracts in payout (annuitization)	231	—	—	—	—
Total net assets	$ 14,188	$ 391	$ 15,178	$ 38	$ 7
Total number of mutual fund shares	978,476	26,928	1,137,760	4,316	626
Cost of mutual fund shares	$ 13,159	$ 343	$ 16,254	$ 44	$ 7

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	VY® Clarion Global Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Adviser Class	VY® Clarion Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Service Class	VY® FMR Diversified Mid Cap Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 88,362	$ 39	$ 2,262	$ 62,453	$ 31,516
Total assets	88,362	39	2,262	62,453	31,516
Net assets	$ 88,362	$ 39	$ 2,262	$ 62,453	$ 31,516
Net assets					
Accumulation units	$ 88,362	$ 39	$ —	$ 62,453	$ 31,516
Contracts in payout (annuitization)	—	—	2,262	—	—
Total net assets	$ 88,362	$ 39	$ 2,262	$ 62,453	$ 31,516
Total number of mutual fund shares	7,507,375	1,144	63,331	1,754,303	2,067,951
Cost of mutual fund shares	$ 79,023	$ 33	$ 1,725	$ 45,144	$ 34,880

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	VY® FMR Diversified Mid Cap Portfolio - Service Class	VY® FMR Diversified Mid Cap Portfolio - Service 2 Class	VY® Invesco Growth and Income Portfolio - Institutional Class	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 50,269	$ 29	$ 21,900	$ 25,661	$ 223
Total assets	50,269	29	21,900	25,661	223
Net assets	$ 50,269	$ 29	$ 21,900	$ 25,661	$ 223
Net assets					
Accumulation units	$ 50,269	$ 29	$ 21,900	$ 25,661	$ 223
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 50,269	$ 29	$ 21,900	$ 25,661	$ 223
Total number of mutual fund shares	3,331,265	1,964	852,792	994,211	17,237
Cost of mutual fund shares	$ 52,384	$ 33	$ 24,483	$ 25,988	$ 304

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 17,138	$ 15,507	$ 41	$ 29,923	$ 22,617
Total assets	17,138	15,507	41	29,923	22,617
Net assets	$ 17,138	$ 15,507	$ 41	$ 29,923	$ 22,617
Net assets					
Accumulation units	$ 17,138	$ 15,507	$ 41	$ 29,923	$ 22,617
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 17,138	$ 15,507	$ 41	$ 29,923	$ 22,617
Total number of mutual fund shares	1,266,678	1,152,065	2,421	1,692,461	1,293,902
Cost of mutual fund shares	$ 24,481	$ 22,212	$ 41	$ 31,596	$ 23,591

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 33	$ 429	$ 221,682	$ 625,604	$ 1,257
Total assets	33	429	221,682	625,604	1,257
Net assets	$ 33	$ 429	$ 221,682	$ 625,604	$ 1,257
Net assets					
Accumulation units	$ 33	$ 429	$ 221,682	$ 625,604	$ 1,257
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 33	$ 429	$ 221,682	$ 625,604	$ 1,257
Total number of mutual fund shares	2,129	16,972	8,487,058	23,941,981	96,489
Cost of mutual fund shares	$ 34	$ 431	$ 223,098	$ 573,279	$ 1,236

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	VY® T. Rowe Price Equity Income Portfolio - Service Class	VY® T. Rowe Price International Stock Portfolio - Adviser Class	VY® T. Rowe Price International Stock Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Institutional Class	VY® Templeton Global Growth Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 93,280	$ 91	$ 7,397	$ 732	$ 5,153
Total assets	93,280	91	7,397	732	5,153
Net assets	$ 93,280	$ 91	$ 7,397	$ 732	$ 5,153
Net assets					
Accumulation units	$ 93,069	$ 91	$ 7,397	$ 732	$ 5,153
Contracts in payout (annuitization)	211	—	—	—	—
Total net assets	$ 93,280	$ 91	$ 7,397	$ 732	$ 5,153
Total number of mutual fund shares	7,055,958	7,145	581,982	54,408	381,119
Cost of mutual fund shares	$ 88,160	$ 84	$ 7,054	$ 708	$ 5,505

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Money Market Portfolio - Class I	Voya Global Real Estate Fund - Class A	Voya Multi-Manager International Small Cap Fund - Class A	Voya Global Bond Portfolio - Adviser Class	Voya Global Bond Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 226,716	$ 165	$ 318	$ 269	$ 78,391
Total assets	226,716	165	318	269	78,391
Net assets	$ 226,716	$ 165	$ 318	$ 269	$ 78,391
Net assets					
Accumulation units	$ 225,339	$ 165	$ 318	$ 269	$ 76,570
Contracts in payout (annuitization)	1,377	—	—	—	1,821
Total net assets	$ 226,716	$ 165	$ 318	$ 269	$ 78,391
Total number of mutual fund shares	226,715,794	8,443	6,533	27,386	7,862,677
Cost of mutual fund shares	$ 226,716	$ 157	$ 282	$ 300	$ 89,289

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Global Bond Portfolio - Service Class	Voya Index Solution 2025 Portfolio - Initial Class	Voya Index Solution 2025 Portfolio - Service Class	Voya Index Solution 2025 Portfolio - Service 2 Class	Voya Index Solution 2035 Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 840	$ 5,964	$ 2,199	$ 3,706	$ 7,118
Total assets	840	5,964	2,199	3,706	7,118
Net assets	$ 840	$ 5,964	$ 2,199	$ 3,706	$ 7,118
Net assets					
Accumulation units	$ 831	$ 5,964	$ 2,199	$ 3,706	$ 7,118
Contracts in payout (annuitization)	9	—	—	—	—
Total net assets	$ 840	$ 5,964	$ 2,199	$ 3,706	$ 7,118
Total number of mutual fund shares	84,255	572,394	213,285	364,724	672,770
Cost of mutual fund shares	$ 931	$ 6,635	$ 2,416	$ 3,918	$ 8,049

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Index Solution 2035 Portfolio - Service Class	Voya Index Solution 2035 Portfolio - Service 2 Class	Voya Index Solution 2045 Portfolio - Initial Class	Voya Index Solution 2045 Portfolio - Service Class	Voya Index Solution 2045 Portfolio - Service 2 Class
Assets					
Investments in mutual funds at fair value	$ 3,385	$ 2,330	$ 6,581	$ 1,240	$ 2,021
Total assets	3,385	2,330	6,581	1,240	2,021
Net assets	$ 3,385	$ 2,330	$ 6,581	$ 1,240	$ 2,021
Net assets					
Accumulation units	$ 3,385	$ 2,330	$ 6,581	$ 1,240	$ 2,021
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 3,385	$ 2,330	$ 6,581	$ 1,240	$ 2,021
Total number of mutual fund shares	323,291	225,577	607,070	115,864	191,419
Cost of mutual fund shares	$ 3,815	$ 2,476	$ 7,495	$ 1,384	$ 2,157

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Index Solution 2055 Portfolio - Initial Class	Voya Index Solution 2055 Portfolio - Service Class	Voya Index Solution 2055 Portfolio - Service 2 Class	Voya Index Solution Income Portfolio - Initial Class	Voya Index Solution Income Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 1,459	$ 734	$ 532	$ 3,153	$ 1,296
Total assets	1,459	734	532	3,153	1,296
Net assets	$ 1,459	$ 734	$ 532	$ 3,153	$ 1,296
Net assets					
Accumulation units	$ 1,459	$ 734	$ 532	$ 3,153	$ 1,296
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 1,459	$ 734	$ 532	$ 3,153	$ 1,296
Total number of mutual fund shares	109,041	55,368	40,369	322,750	133,869
Cost of mutual fund shares	$ 1,586	$ 809	$ 578	$ 3,209	$ 1,332

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Index Solution Income Portfolio - Service 2 Class		Voya Solution 2025 Portfolio - Adviser Class		Voya Solution 2025 Portfolio - Initial Class		Voya Solution 2025 Portfolio - Service Class		Voya Solution 2025 Portfolio - Service 2 Class	
Assets										
Investments in mutual funds at fair value	$	1,292	$	440	$	2,461	$	131,712	$	13,036
Total assets		1,292		440		2,461		131,712		13,036
Net assets	$	1,292	$	440	$	2,461	$	131,712	$	13,036
Net assets										
Accumulation units	$	1,292	$	440	$	2,461	$	131,712	$	13,036
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	1,292	$	440	$	2,461	$	131,712	$	13,036
Total number of mutual fund shares		136,032		39,380		215,102		11,635,367		1,181,889
Cost of mutual fund shares	$	1,317	$	437	$	2,803	$	131,971	$	13,687

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Solution 2035 Portfolio - Adviser Class	Voya Solution 2035 Portfolio - Initial Class	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2035 Portfolio - Service 2 Class	Voya Solution 2045 Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 175	$ 3,633	$ 128,935	$ 12,529	$ 31
Total assets	175	3,633	128,935	12,529	31
Net assets	$ 175	$ 3,633	$ 128,935	$ 12,529	$ 31
Net assets					
Accumulation units	$ 175	$ 3,633	$ 128,935	$ 12,529	$ 31
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 175	$ 3,633	$ 128,935	$ 12,529	$ 31
Total number of mutual fund shares	15,529	314,779	11,280,438	1,131,838	2,738
Cost of mutual fund shares	$ 170	$ 4,015	$ 132,269	$ 13,400	$ 34

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Solution 2045 Portfolio - Initial Class	Voya Solution 2045 Portfolio - Service Class	Voya Solution 2045 Portfolio - Service 2 Class	Voya Solution 2055 Portfolio - Initial Class	Voya Solution 2055 Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 2,014	$ 94,100	$ 7,401	$ 1,180	$ 14,170
Total assets	2,014	94,100	7,401	1,180	14,170
Net assets	$ 2,014	$ 94,100	$ 7,401	$ 1,180	$ 14,170
Net assets					
Accumulation units	$ 2,014	$ 94,100	$ 7,401	$ 1,180	$ 14,170
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 2,014	$ 94,100	$ 7,401	$ 1,180	$ 14,170
Total number of mutual fund shares	176,046	8,334,790	670,372	92,616	1,122,809
Cost of mutual fund shares	$ 2,141	$ 99,403	$ 8,331	$ 1,241	$ 15,494

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Solution 2055 Portfolio - Service 2 Class	Voya Solution Balanced Portfolio - Service Class	Voya Solution Income Portfolio - Adviser Class	Voya Solution Income Portfolio - Initial Class	Voya Solution Income Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 1,174	$ 4,678	$ 967	$ 6,503	$ 71,177
Total assets	1,174	4,678	967	6,503	71,177
Net assets	$ 1,174	$ 4,678	$ 967	$ 6,503	$ 71,177
Net assets					
Accumulation units	$ 1,174	$ 4,678	$ 967	$ 6,503	$ 71,177
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 1,174	$ 4,678	$ 967	$ 6,503	$ 71,177
Total number of mutual fund shares	93,452	491,367	88,914	584,847	6,447,227
Cost of mutual fund shares	$ 1,306	$ 5,076	$ 981	$ 6,749	$ 72,599

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Solution Income Portfolio - Service 2 Class	Voya Solution Moderately Conservative Portfolio - Service Class	VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	VY® American Century Small-Mid Cap Value Portfolio - Initial Class	VY® American Century Small-Mid Cap Value Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 6,948	$ 5,865	$ 78	$ 20,011	$ 50,668
Total assets	6,948	5,865	78	20,011	50,668
Net assets	$ 6,948	$ 5,865	$ 78	$ 20,011	$ 50,668
Net assets					
Accumulation units	$ 6,948	$ 5,865	$ 78	$ 20,011	$ 50,132
Contracts in payout (annuitization)	—	—	—	—	536
Total net assets	$ 6,948	$ 5,865	$ 78	$ 20,011	$ 50,668
Total number of mutual fund shares	645,154	602,743	7,195	1,763,090	4,515,845
Cost of mutual fund shares	$ 7,062	$ 6,390	$ 92	$ 23,360	$ 55,807

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	VY® Baron Growth Portfolio - Adviser Class	VY® Baron Growth Portfolio - Service Class	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Adviser Class	VY® Columbia Small Cap Value II Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 336	$ 142,519	$ 14,625	$ 272	$ 5,950
Total assets	336	142,519	14,625	272	5,950
Net assets	$ 336	$ 142,519	$ 14,625	$ 272	$ 5,950
Net assets					
Accumulation units	$ 336	$ 141,505	$ 14,531	$ 272	$ 5,950
Contracts in payout (annuitization)	—	1,014	94	—	—
Total net assets	$ 336	$ 142,519	$ 14,625	$ 272	$ 5,950
Total number of mutual fund shares	12,625	5,169,343	658,504	17,349	370,928
Cost of mutual fund shares	$ 299	$ 104,832	$ 12,978	$ 205	$ 5,411

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	VY® Fidelity® VIP Mid Cap Portfolio - Service Class	VY® Invesco Comstock Portfolio - Adviser Class	VY® Invesco Comstock Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Adviser Class	VY® Invesco Equity and Income Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 3,195	$ 429	$ 62,485	$ 1,534	$ 310,862
Total assets	3,195	429	62,485	1,534	310,862
Net assets	$ 3,195	$ 429	$ 62,485	$ 1,534	$ 310,862
Net assets					
Accumulation units	$ 3,195	$ 429	$ 61,396	$ 1,534	$ 307,532
Contracts in payout (annuitization)	—	—	1,089	—	3,330
Total net assets	$ 3,195	$ 429	$ 62,485	$ 1,534	$ 310,862
Total number of mutual fund shares	207,480	28,468	4,118,981	37,598	7,496,064
Cost of mutual fund shares	$ 2,891	$ 315	$ 47,734	$ 1,632	$ 295,174

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	VY® Invesco Equity and Income Portfolio - Service Class	VY® JPMorgan Mid Cap Value Portfolio - Adviser Class	VY® JPMorgan Mid Cap Value Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class	VY® Oppenheimer Global Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 1,429	$ 301	$ 7,118	$ 61,629	$ 532
Total assets	1,429	301	7,118	61,629	532
Net assets	$ 1,429	$ 301	$ 7,118	$ 61,629	$ 532
Net assets					
Accumulation units	$ 1,429	$ 301	$ 7,118	$ 60,261	$ 532
Contracts in payout (annuitization)	—	—	—	1,368	—
Total net assets	$ 1,429	$ 301	$ 7,118	$ 61,629	$ 532
Total number of mutual fund shares	34,736	16,141	373,866	3,262,543	30,744
Cost of mutual fund shares	$ 1,571	$ 273	$ 7,708	$ 56,116	$ 436

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	VY® Oppenheimer Global Portfolio - Initial Class	VY® Oppenheimer Global Portfolio - Service Class	VY® Pioneer High Yield Portfolio - Initial Class	VY® Pioneer High Yield Portfolio - Service Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 561,053	$ 1,159	$ 33,264	$ 756	$ 379
Total assets	561,053	1,159	33,264	756	379
Net assets	$ 561,053	$ 1,159	$ 33,264	$ 756	$ 379
Net assets					
Accumulation units	$ 557,502	$ 1,159	$ 32,459	$ 756	$ 379
Contracts in payout (annuitization)	3,551	—	805	—	—
Total net assets	$ 561,053	$ 1,159	$ 33,264	$ 756	$ 379
Total number of mutual fund shares	31,221,672	66,688	3,088,590	70,291	38,525
Cost of mutual fund shares	$ 441,171	$ 1,027	$ 37,794	$ 835	$ 338

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	VY® T. Rowe Price Growth Equity Portfolio - Initial Class	VY® T. Rowe Price Growth Equity Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 394,816	$ 994	$ 1,424	$ 381,587	$ 4,226
Total assets	394,816	994	1,424	381,587	4,226
Net assets	$ 394,816	$ 994	$ 1,424	$ 381,587	$ 4,226
Net assets					
Accumulation units	$ 392,767	$ 994	$ 1,424	$ 378,988	$ 4,226
Contracts in payout (annuitization)	2,049	—	—	2,599	—
Total net assets	$ 394,816	$ 994	$ 1,424	$ 381,587	$ 4,226
Total number of mutual fund shares	37,246,761	96,473	17,438	4,429,848	50,367
Cost of mutual fund shares	$ 330,570	$ 990	$ 1,023	$ 281,981	$ 3,697

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	VY® Templeton Foreign Equity Portfolio - Adviser Class	VY® Templeton Foreign Equity Portfolio - Initial Class	VY® Templeton Foreign Equity Portfolio - Service Class	Voya Corporate Leaders 100 Fund - Class I	Voya Strategic Allocation Conservative Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 345	$ 88,438	$ 308	$ 1,470	$ 33,353
Total assets	345	88,438	308	1,470	33,353
Net assets	$ 345	$ 88,438	$ 308	$ 1,470	$ 33,353
Net assets					
Accumulation units	$ 345	$ 86,616	$ 308	$ 1,470	$ 32,574
Contracts in payout (annuitization)	—	1,822	—	—	779
Total net assets	$ 345	$ 88,438	$ 308	$ 1,470	$ 33,353
Total number of mutual fund shares	31,179	7,896,274	27,680	85,217	2,727,146
Cost of mutual fund shares	$ 349	$ 86,408	$ 312	$ 1,503	$ 31,271

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Strategic Allocation Growth Portfolio - Class I	Voya Strategic Allocation Moderate Portfolio - Class I	Voya Growth and Income Portfolio - Class A	Voya Growth and Income Portfolio - Class I	Voya Growth and Income Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 70,037	$ 63,542	$ 1,408	$ 1,206,913	$ 290
Total assets	70,037	63,542	1,408	1,206,913	290
Net assets	$ 70,037	$ 63,542	$ 1,408	$ 1,206,913	$ 290
Net assets					
Accumulation units	$ 69,317	$ 62,329	$ 1,408	$ 1,133,076	$ 290
Contracts in payout (annuitization)	720	1,213	—	73,837	—
Total net assets	$ 70,037	$ 63,542	$ 1,408	$ 1,206,913	$ 290
Total number of mutual fund shares	5,265,955	5,003,336	50,625	42,904,849	10,403
Cost of mutual fund shares	$ 54,906	$ 51,460	$ 1,323	$ 992,809	$ 319

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Global Value Advantage Portfolio - Class I	Voya Global Value Advantage Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class I	Voya Index Plus LargeCap Portfolio - Class S	Voya Index Plus MidCap Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 96,475	$ 11,940	$ 323,462	$ 282	$ 327,049
Total assets	96,475	11,940	323,462	282	327,049
Net assets	$ 96,475	$ 11,940	$ 323,462	$ 282	$ 327,049
Net assets					
Accumulation units	$ 95,033	$ 11,940	$ 319,093	$ 282	$ 325,589
Contracts in payout (annuitization)	1,442	—	4,369	—	1,460
Total net assets	$ 96,475	$ 11,940	$ 323,462	$ 282	$ 327,049
Total number of mutual fund shares	10,791,392	1,337,101	14,492,005	12,751	15,769,017
Cost of mutual fund shares	$ 102,620	$ 12,708	$ 214,976	$ 202	$ 271,027

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Index Plus MidCap Portfolio - Class S		Voya Index Plus SmallCap Portfolio - Class I		Voya Index Plus SmallCap Portfolio - Class S		Voya International Index Portfolio - Class I		Voya International Index Portfolio - Class S	
Assets										
Investments in mutual funds at fair value	$	300	$	133,988	$	276	$	29,868	$	7
Total assets		300		133,988		276		29,868		7
Net assets	$	300	$	133,988	$	276	$	29,868	$	7
Net assets										
Accumulation units	$	300	$	133,102	$	276	$	29,381	$	7
Contracts in payout (annuitization)		—		886		—		487		—
Total net assets	$	300	$	133,988	$	276	$	29,868	$	7
Total number of mutual fund shares		14,642		6,098,679		12,673		3,311,359		737
Cost of mutual fund shares	$	252	$	90,517	$	185	$	29,872	$	7

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Russell™ Large Cap Growth Index Portfolio - Class I	Voya Russell™ Large Cap Growth Index Portfolio - Class S	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class S	Voya Russell™ Large Cap Value Index Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 27,315	$ 1,170	$ 62,008	$ 389	$ 440
Total assets	27,315	1,170	62,008	389	440
Net assets	$ 27,315	$ 1,170	$ 62,008	$ 389	$ 440
Net assets					
Accumulation units	$ 26,929	$ 1,170	$ 62,008	$ —	$ 440
Contracts in payout (annuitization)	386	—	—	389	—
Total net assets	$ 27,315	$ 1,170	$ 62,008	$ 389	$ 440
Total number of mutual fund shares	1,054,617	45,409	3,875,489	24,518	23,462
Cost of mutual fund shares	$ 23,808	$ 794	$ 50,799	$ 333	$ 429

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Russell™ Large Cap Value Index Portfolio - Class S	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Mid Cap Index Portfolio - Class I	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 9,518	$ 11,132	$ 77,658	$ 33,953	$ 140,805
Total assets	9,518	11,132	77,658	33,953	140,805
Net assets	$ 9,518	$ 11,132	$ 77,658	$ 33,953	$ 140,805
Net assets					
Accumulation units	$ 9,518	$ 11,132	$ 77,658	$ 33,953	$ 138,874
Contracts in payout (annuitization)	—	—	—	—	1,931
Total net assets	$ 9,518	$ 11,132	$ 77,658	$ 33,953	$ 140,805
Total number of mutual fund shares	510,088	415,220	5,062,480	2,382,696	7,136,610
Cost of mutual fund shares	$ 9,255	$ 9,619	$ 75,564	$ 34,866	$ 130,778

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya Small Company Portfolio - Class S	Voya U.S. Bond Index Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 314	$ 13,331	$ 128,449	$ 1,232	$ 50,351
Total assets	314	13,331	128,449	1,232	50,351
Net assets	$ 314	$ 13,331	$ 128,449	$ 1,232	$ 50,351
Net assets					
Accumulation units	$ 314	$ 13,331	$ 128,449	$ 1,232	$ 50,351
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 314	$ 13,331	$ 128,449	$ 1,232	$ 50,351
Total number of mutual fund shares	16,224	1,267,197	9,964,975	99,799	2,031,100
Cost of mutual fund shares	$ 299	$ 13,664	$ 139,754	$ 1,308	$ 50,762

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Voya SmallCap Opportunities Portfolio - Class S	Wanger International	Wanger Select	Wanger USA	Washington Mutual Investors Fund^{SM} - Class R-3
Assets					
Investments in mutual funds					
at fair value	$ 121	$ 44,253	$ 62,371	$ 64,131	$ 2,936
Total assets	121	44,253	62,371	64,131	2,936
Net assets	$ 121	$ 44,253	$ 62,371	$ 64,131	$ 2,936
Net assets					
Accumulation units	$ 121	$ 44,253	$ 62,371	$ 64,131	$ 2,936
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 121	$ 44,253	$ 62,371	$ 64,131	$ 2,936
Total number of mutual fund shares	5,121	1,681,362	2,580,494	2,019,860	76,912
Cost of mutual fund shares	$ 122	$ 52,455	$ 68,661	$ 69,068	$ 2,922

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2015
(Dollars in thousands)

	Washington Mutual Investors Fund^SM - Class R-4		Wells Fargo Small Cap Value Fund - Class A		Wells Fargo Special Small Cap Value Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$	127,190	$	95	$ 103,636
Total assets		127,190		95	103,636
Net assets	$	127,190	$	95	$ 103,636
Net assets					
Accumulation units	$	127,190	$	95	$ 103,636
Contracts in payout (annuitization)		—		—	—
Total net assets	$	127,190	$	95	$ 103,636
Total number of mutual fund shares		3,323,483		5,335	3,949,532
Cost of mutual fund shares	$	104,527	$	147	$ 87,749

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	AB Growth and Income Fund - Class A	AB VPS Growth and Income Portfolio - Class A	Aberdeen International Equity Fund - Institutional Class	Invesco Floating Rate Fund - Class R5	Invesco Mid Cap Core Equity Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ 2	$ 7	$ 11	$ 2	$ 1
Expenses:					
Mortality and expense risks and other charges	2	6	—	—	39
Total expenses	2	6	—	—	39
Net investment income (loss)	—	1	11	2	(38)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	20	37	(8)	—	1
Capital gains distributions	5	—	—	—	220
Total realized gain (loss) on investments and capital gains distributions	25	37	(8)	—	221
Net unrealized appreciation (depreciation) of investments	(26)	(37)	(122)	(3)	(381)
Net realized and unrealized gain (loss) on investments	(1)	—	(130)	(3)	(160)
Net increase (decrease) in net assets resulting from operations	$ (1)	$ 1	$ (119)	$ (1)	$ (198)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Invesco Small Cap Growth Fund - Class A	Invesco International Growth Fund - Class R5	Invesco Endeavor Fund - Class A	Invesco Global Health Care Fund - Investor Class	Invesco High Yield Fund - Class R5
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 7	$ —	$ —	$ 6
Expenses:					
Mortality and expense risks and other charges	1	4	—	4	1
Total expenses	1	4	—	4	1
Net investment income (loss)	(1)	3	—	(4)	5
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	3	4	(9)	22	(2)
Capital gains distributions	7	—	6	61	—
Total realized gain (loss) on investments and capital gains distributions	10	4	(3)	83	(2)
Net unrealized appreciation (depreciation) of investments	(12)	(22)	(2)	(85)	(11)
Net realized and unrealized gain (loss) on investments	(2)	(18)	(5)	(2)	(13)
Net increase (decrease) in net assets resulting from operations	$ (3)	$ (15)	$ (5)	$ (6)	$ (8)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Invesco American Value Fund - Class R5	Invesco Energy Fund - Class R5	Invesco Small Cap Value Fund - Class A	Invesco V.I. American Franchise Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares
Net investment income (loss)					
Investment income:					
Dividends	$ 1	$ —	$ —	$ —	$ 413
Expenses:					
Mortality and expense risks and other charges	8	—	3	277	388
Total expenses	8	—	3	277	388
Net investment income (loss)	(7)	—	(3)	(277)	25
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(11)	—	10	1,215	1,726
Capital gains distributions	56	—	31	140	3,774
Total realized gain (loss) on investments and capital gains distributions	45	—	41	1,355	5,500
Net unrealized appreciation (depreciation) of investments	(135)	(2)	(72)	(57)	(7,990)
Net realized and unrealized gain (loss) on investments	(90)	(2)	(31)	1,298	(2,490)
Net increase (decrease) in net assets resulting from operations	$ (97)	$ (2)	$ (34)	$ 1,021	$ (2,465)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Alger Capital Appreciation Fund - Class A	Alger Green Fund - Class A	AllianzGI NFJ Dividend Value Fund - Class A	AllianzGI NFJ Large-Cap Value Fund - Institutional Class	AllianzGI NFJ Small-Cap Value Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ —	$ 6	$ 1	$ 9
Expenses:					
Mortality and expense risks and other charges	7	41	2	—	4
Total expenses	7	41	2	—	4
Net investment income (loss)	(7)	(41)	4	1	5
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	169	180	3	—	(6)
Capital gains distributions	94	51	—	—	73
Total realized gain (loss) on investments and capital gains distributions	263	231	3	—	67
Net unrealized appreciation (depreciation) of investments	(166)	(138)	(33)	(2)	(122)
Net realized and unrealized gain (loss) on investments	97	93	(30)	(2)	(55)
Net increase (decrease) in net assets resulting from operations	$ 90	$ 52	$ (26)	$ (1)	$ (50)

The accompanying notes are an integral part of these financial statements.
70

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Amana Growth Fund - Investor Class	Amana Income Fund - Investor Class	American Balanced Fund® - Class R-3	American Beacon Small Cap Value Fund - Investor Class	American Century Investments® Inflation- Adjusted Bond Fund - Investor Class
Net investment income (loss)					
Investment income:					
Dividends	$ 192	$ 1,010	$ 81	$ 1	$ 248
Expenses:					
Mortality and expense risks and other					
charges	413	706	34	1	285
Total expenses	413	706	34	1	285
Net investment income (loss)	(221)	304	47	—	(37)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	2,574	4,703	1,152	—	(767)
Capital gains distributions	2,428	3,265	202	6	—
Total realized gain (loss) on investments					
and capital gains distributions	5,002	7,968	1,354	6	(767)
Net unrealized appreciation					
(depreciation) of investments	(5,331)	(11,164)	(1,312)	(14)	(19)
Net realized and unrealized gain (loss)					
on investments	(329)	(3,196)	42	(8)	(786)
Net increase (decrease) in net assets					
resulting from operations	$ (550)	$ (2,892)	$ 89	$ (8)	$ (823)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	American Century Investments® Income & Growth Fund - A Class	Fundamental Investors SM - Class R-4	Fundamental Investors SM - Class R-4	American Mutual Fund® - Class R-4	Ariel Appreciation Fund - Investor Class
Net investment income (loss)					
Investment income:					
Dividends	$ 197	$ 16	$ 1,003	$ 55	$ 6
Expenses:					
Mortality and expense risks and other charges	124	8	600	9	5
Total expenses	124	8	600	9	5
Net investment income (loss)	73	8	403	46	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	864	317	2,937	25	37
Capital gains distributions	602	64	3,166	127	54
Total realized gain (loss) on investments and capital gains distributions	1,466	381	6,103	152	91
Net unrealized appreciation (depreciation) of investments	(2,319)	(331)	(4,824)	(289)	(133)
Net realized and unrealized gain (loss) on investments	(853)	50	1,279	(137)	(42)
Net increase (decrease) in net assets resulting from operations	$ (780)	$ 58	$ 1,682	$ (91)	$ (41)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Ariel Fund - Investor Class	Artisan International Fund - Investor Shares	Aston/ Fairpointe Mid Cap Fund - Class N	BlackRock Equity Dividend Fund - Investor A Shares	BlackRock Health Sciences Opportunities Portfolio - Institutional Shares
Net investment income (loss)					
Investment income:					
Dividends	$ 80	$ 65	$ 107	$ 24	$ 2
Expenses:					
Mortality and expense risks and other charges	136	150	366	8	—
Total expenses	136	150	366	8	—
Net investment income (loss)	(56)	(85)	(259)	16	2
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	651	419	984	160	—
Capital gains distributions	1,624	—	1,910	175	16
Total realized gain (loss) on investments and capital gains distributions	2,275	419	2,894	335	16
Net unrealized appreciation (depreciation) of investments	(2,958)	(1,190)	(7,281)	(360)	(14)
Net realized and unrealized gain (loss) on investments	(683)	(771)	(4,387)	(25)	2
Net increase (decrease) in net assets resulting from operations	$ (739)	$ (856)	$ (4,646)	$ (9)	$ 4

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	BlackRock Health Sciences Opportunities Portfolio - Investor A Shares	BlackRock Mid Cap Value Opportunities Fund - Institutional Shares	BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	Bond Fund of America[SM] - Class R-4	Calvert VP SRI Balanced Portfolio
Net investment income (loss)					
Investment income:					
Dividends	$ 148	$ 1	$ 109	$ 192	$ 60
Expenses:					
Mortality and expense risks and other charges	49	—	165	95	562
Total expenses	49	—	165	95	562
Net investment income (loss)	99	1	(56)	97	(502)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(44)	(1)	568	73	238
Capital gains distributions	1,200	7	1,733	—	215
Total realized gain (loss) on investments and capital gains distributions	1,156	6	2,301	73	453
Net unrealized appreciation (depreciation) of investments	(1,697)	(11)	(3,348)	(247)	(1,649)
Net realized and unrealized gain (loss) on investments	(541)	(5)	(1,047)	(174)	(1,196)
Net increase (decrease) in net assets resulting from operations	$ (442)	$ (4)	$ (1,103)	$ (77)	$ (1,698)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Capital Income Builder® - Class R-4	Capital World Growth & Income Fund^{SM} - Class R-3	Cohen & Steers Realty Shares, Inc.	Columbia^{SM} Acorn® Fund - Class A	Columbia^{SM} Acorn® Fund - Class Z
Net investment income (loss)					
Investment income:					
Dividends	$ 5	$ 17	$ 201	$ —	$ —
Expenses:					
Mortality and expense risks and other charges	1	4	84	1	1
Total expenses	1	4	84	1	1
Net investment income (loss)	4	13	117	(1)	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2)	17	202	4	(2)
Capital gains distributions	—	13	788	21	6
Total realized gain (loss) on investments and capital gains distributions	(2)	30	990	25	4
Net unrealized appreciation (depreciation) of investments	(11)	(74)	(991)	(24)	(4)
Net realized and unrealized gain (loss) on investments	(13)	(44)	(1)	1	—
Net increase (decrease) in net assets resulting from operations	$ (9)	$ (31)	$ 116	$ —	$ (1)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Columbia Mid Cap Value Fund - Class A	Columbia Mid Cap Value Fund - Class Z	CRM Mid Cap Value Fund - Investor Shares	Davis Financial Fund - Class Y	Delaware Diversified Income Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ 26	$ —	$ 3	$ —	$ 163
Expenses:					
Mortality and expense risks and other charges	81	—	2	—	41
Total expenses	81	—	2	—	41
Net investment income (loss)	(55)	—	1	—	122
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	402	—	2	—	(27)
Capital gains distributions	1,268	—	87	—	—
Total realized gain (loss) on investments and capital gains distributions	1,670	—	89	—	(27)
Net unrealized appreciation (depreciation) of investments	(2,162)	—	(101)	—	(196)
Net realized and unrealized gain (loss) on investments	(492)	—	(12)	—	(223)
Net increase (decrease) in net assets resulting from operations	$ (547)	$ —	$ (11)	$ —	$ (101)

The accompanying notes are an integral part of these financial statements.
76

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Delaware Smid Cap Growth Fund - Institutional Class	Delaware Small Cap Value Fund - Class A	Deutsche Small Cap Growth Fund - Class S	DFA Inflation-Protected Securities Portfolio - Institutional Class	Emerging Markets Core Equity Portfolio - Institutional Class
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 6	$ —	$ —	$ 1
Expenses:					
Mortality and expense risks and other charges	—	9	—	—	—
Total expenses	—	9	—	—	—
Net investment income (loss)	—	(3)	—	—	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(4)	(8)	—	—	—
Capital gains distributions	90	58	1	—	—
Total realized gain (loss) on investments and capital gains distributions	86	50	1	—	—
Net unrealized appreciation (depreciation) of investments	(68)	(125)	(2)	—	(7)
Net realized and unrealized gain (loss) on investments	18	(75)	(1)	—	(7)
Net increase (decrease) in net assets resulting from operations	$ 18	$ (78)	$ (1)	$ —	$ (6)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	U.S. Targeted Value Portfolio - Institutional Class	Dodge & Cox International Stock Fund	Dodge & Cox Stock Fund	Deutsche Equity 500 Index Fund - Class S	Eaton Vance Large-Cap Value Fund - Class R
Net investment income (loss)					
Investment income:					
Dividends	$ 11	$ 7	$ 4	$ 12	$ 1
Expenses:					
Mortality and expense risks and other charges	—	3	3	8	1
Total expenses	—	3	3	8	1
Net investment income (loss)	11	4	1	4	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(4)	20	2	42	(3)
Capital gains distributions	88	—	14	49	9
Total realized gain (loss) on investments and capital gains distributions	84	20	16	91	6
Net unrealized appreciation (depreciation) of investments	(188)	(70)	(36)	(95)	(8)
Net realized and unrealized gain (loss) on investments	(104)	(50)	(20)	(4)	(2)
Net increase (decrease) in net assets resulting from operations	$ (93)	$ (46)	$ (19)	$ —	$ (2)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	EuroPacific Growth Fund® - Class R-3	EuroPacific Growth Fund® - Class R-4	Fidelity Advisor® New Insights Fund - Class I	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ 88	$ 4,885	$ 4	$ 8,574	$ 749
Expenses:					
Mortality and expense risks and other charges	37	2,590	11	2,795	2,833
Total expenses	37	2,590	11	2,795	2,833
Net investment income (loss)	51	2,295	(7)	5,779	(2,084)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	365	(997)	13	(7,095)	15,867
Capital gains distributions	81	3,641	46	26,977	9,084
Total realized gain (loss) on investments and capital gains distributions	446	2,644	59	19,882	24,951
Net unrealized appreciation (depreciation) of investments	(580)	(9,915)	(40)	(39,164)	(5,243)
Net realized and unrealized gain (loss) on investments	(134)	(7,271)	19	(19,282)	19,708
Net increase (decrease) in net assets resulting from operations	$ (83)	$ (4,976)	$ 12	$ (13,503)	$ 17,624

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Mid Cap Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ 739	$ 425	$ 13,372	$ 3,594	$ —
Expenses:					
Mortality and expense risks and other charges	129	298	12,141	2,084	—
Total expenses	129	298	12,141	2,084	—
Net investment income (loss)	610	127	1,231	1,510	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(12)	(237)	28,924	5,336	3,813
Capital gains distributions	—	31	120,971	113	3,431
Total realized gain (loss) on investments and capital gains distributions	(12)	(206)	149,895	5,449	7,244
Net unrealized appreciation (depreciation) of investments	(1,118)	791	(151,601)	(6,756)	(5,517)
Net realized and unrealized gain (loss) on investments	(1,130)	585	(1,706)	(1,307)	1,727
Net increase (decrease) in net assets resulting from operations	$ (520)	$ 712	$ (475)	$ 203	$ 1,727

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Fidelity® VIP Asset Manager Portfolio - Initial Class	Franklin Mutual Global Discovery Fund - Class R	Franklin Biotechnology Discovery Fund - Advisor Class	Franklin Natural Resources Fund - Advisor Class	Franklin Small-Mid Cap Growth Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ 354	$ 25	$ —	$ —	$ —
Expenses:					
Mortality and expense risks and other charges	253	13	3	—	3
Total expenses	253	13	3	—	3
Net investment income (loss)	101	12	(3)	—	(3)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	133	115	12	—	4
Capital gains distributions	1,536	148	23	—	25
Total realized gain (loss) on investments and capital gains distributions	1,669	263	35	—	29
Net unrealized appreciation (depreciation) of investments	(1,966)	(366)	(32)	(2)	(34)
Net realized and unrealized gain (loss) on investments	(297)	(103)	3	(2)	(5)
Net increase (decrease) in net assets resulting from operations	$ (196)	$ (91)	$ —	$ (2)	$ (8)

The accompanying notes are an integral part of these financial statements.
81

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Franklin Small Cap Value VIP Fund - Class 2	Goldman Sachs Growth Opportunities Fund - Class IR	Growth Fund of America® - Class R-3	Growth Fund of America® - Class R-4	The Hartford Capital Appreciation Fund - Class R4
Net investment income (loss)					
Investment income:					
Dividends	$ 760	$ —	$ 35	$ 2,133	$ —
Expenses:					
Mortality and expense risks and other					
charges	1,087	—	89	3,609	—
Total expenses	1,087	—	89	3,609	—
Net investment income (loss)	(327)	—	(54)	(1,476)	—
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	9,906	—	2,152	9,107	—
Capital gains distributions	17,481	1	1,068	28,370	—
Total realized gain (loss) on investments					
and capital gains distributions	27,387	1	3,220	37,477	—
Net unrealized appreciation					
(depreciation) of investments	(36,873)	(1)	(2,417)	(19,558)	—
Net realized and unrealized gain (loss)					
on investments	(9,486)	—	803	17,919	—
Net increase (decrease) in net assets					
resulting from operations	$ (9,813)	$ —	$ 749	$ 16,443	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	The Hartford Dividend And Growth Fund - Class R4	Income Fund of America® - Class R-3	Ivy Science and Technology Fund - Class Y	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Enterprise Portfolio - Institutional Shares
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 62	$ —	$ 3	$ 2
Expenses:					
Mortality and expense risks and other charges	—	11	9	2	3
Total expenses	—	11	9	2	3
Net investment income (loss)	—	51	(9)	1	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	235	(27)	5	29
Capital gains distributions	—	36	41	5	28
Total realized gain (loss) on investments and capital gains distributions	—	271	14	10	57
Net unrealized appreciation (depreciation) of investments	(1)	(371)	(160)	(12)	(50)
Net realized and unrealized gain (loss) on investments	(1)	(100)	(146)	(2)	7
Net increase (decrease) in net assets resulting from operations	$ (1)	$ (49)	$ (155)	$ (1)	$ 6

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Global Research Portfolio - Institutional Shares	Janus Aspen Series Janus Portfolio - Institutional Shares	JPMorgan Equity Income Fund - Select Class	JPMorgan Government Bond Fund - Select Class
Net investment income (loss)					
Investment income:					
Dividends	$ 1	$ 1	$ 1	$ 3	$ 13
Expenses:					
Mortality and expense risks and other charges	—	1	1	2	5
Total expenses	—	1	1	2	5
Net investment income (loss)	1	—	—	1	8
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	13	1	—	(9)
Capital gains distributions	—	—	15	2	15
Total realized gain (loss) on investments and capital gains distributions	—	13	16	2	6
Net unrealized appreciation (depreciation) of investments	(1)	(16)	(12)	(8)	(16)
Net realized and unrealized gain (loss) on investments	(1)	(3)	4	(6)	(10)
Net increase (decrease) in net assets resulting from operations	$ —	$ (3)	$ 4	$ (5)	$ (2)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Lazard Emerging Markets Equity Portfolio - Open Shares	Lazard U.S. Mid Cap Equity Portfolio - Open Shares	ClearBridge Aggressive Growth Fund - Class I	LKCM Aquinas Growth Fund	Loomis Sayles Small Cap Value Fund - Retail Class
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 3	$ —	$ —	$ 45
Expenses:					
Mortality and expense risks and other charges	—	46	3	3	133
Total expenses	—	46	3	3	133
Net investment income (loss)	—	(43)	(3)	(3)	(88)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	411	1	9	428
Capital gains distributions	—	—	13	23	1,209
Total realized gain (loss) on investments and capital gains distributions	—	411	14	32	1,637
Net unrealized appreciation (depreciation) of investments	—	(661)	(27)	(25)	(2,189)
Net realized and unrealized gain (loss) on investments	—	(250)	(13)	7	(552)
Net increase (decrease) in net assets resulting from operations	$ —	$ (293)	$ (16)	$ 4	$ (640)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Loomis Sayles Limited Term Government and Agency Fund - Class Y	Loomis Sayles Value Fund - Class Y	Lord Abbett Developing Growth Fund - Class A	Lord Abbett Core Fixed Income Fund - Class A	Lord Abbett Mid Cap Stock Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ 13	$ —	$ —	$ 2	$ 9
Expenses:					
Mortality and expense risks and other charges	8	—	2	1	9
Total expenses	8	—	2	1	9
Net investment income (loss)	5	—	(2)	1	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(4)	—	—	11	145
Capital gains distributions	—	2	25	—	—
Total realized gain (loss) on investments and capital gains distributions	(4)	2	25	11	145
Net unrealized appreciation (depreciation) of investments	(9)	(2)	(55)	(3)	(204)
Net realized and unrealized gain (loss) on investments	(13)	—	(30)	8	(59)
Net increase (decrease) in net assets resulting from operations	$ (8)	$ —	$ (32)	$ 9	$ (59)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Lord Abbett Small Cap Value Fund - Class A	Lord Abbett Fundamental Equity Fund - Class A	Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	MainStay Large Cap Growth Fund - Class R3	Massachusetts Investors Growth Stock Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 4	$ 565	$ —	$ 6
Expenses:					
Mortality and expense risks and other					
charges	10	2	949	—	5
Total expenses	10	2	949	—	5
Net investment income (loss)	(10)	2	(384)	—	1
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	6	1	1,302	—	106
Capital gains distributions	242	25	5,822	—	37
Total realized gain (loss) on investments					
and capital gains distributions	248	26	7,124	—	143
Net unrealized appreciation					
(depreciation) of investments	(263)	(40)	(11,274)	—	(155)
Net realized and unrealized gain (loss)					
on investments	(15)	(14)	(4,150)	—	(12)
Net increase (decrease) in net assets					
resulting from operations	$ (25)	$ (12)	$ (4,534)	$ —	$ (11)

The accompanying notes are an integral part of these financial statements.

Statements of Operations

For the Year Ended December 31, 2015

(Dollars in thousands)

	Metropolitan West Total Return Bond Fund - Class I	Metropolitan West Total Return Bond Fund - Class M	MFS® New Discovery Fund - Class R3	MFS® International Value Fund - Class R3	Neuberger Berman Genesis Fund - Trust Class
Net investment income (loss)					
Investment income:					
Dividends	$ 15	$ 223	$ —	$ 1	$ —
Expenses:					
Mortality and expense risks and other charges	—	124	—	1	5
Total expenses	—	124	—	1	5
Net investment income (loss)	15	99	—	—	(5)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	55	—	—	2
Capital gains distributions	34	174	—	1	48
Total realized gain (loss) on investments and capital gains distributions	34	229	—	1	50
Net unrealized appreciation (depreciation) of investments	(54)	(496)	(2)	(2)	(50)
Net realized and unrealized gain (loss) on investments	(20)	(267)	(2)	(1)	—
Net increase (decrease) in net assets resulting from operations	$ (5)	$ (168)	$ (2)	$ (1)	$ (5)

The accompanying notes are an integral part of these financial statements.
88

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Neuberger Berman Socially Responsive Fund - Institutional Class	Neuberger Berman Socially Responsive Fund - Trust Class	New Perspective Fund® - Class R-3	New Perspective Fund® - Class R-4	New World Fund® - Class R-4
Net investment income (loss)					
Investment income:					
Dividends	$ 3	$ 121	$ 7	$ 846	$ 1
Expenses:					
Mortality and expense risks and other charges	—	123	9	1,053	—
Total expenses	—	123	9	1,053	—
Net investment income (loss)	3	(2)	(2)	(207)	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	276	143	1,346	(1)
Capital gains distributions	18	1,053	108	6,749	—
Total realized gain (loss) on investments and capital gains distributions	18	1,329	251	8,095	(1)
Net unrealized appreciation (depreciation) of investments	(22)	(1,510)	(155)	(2,512)	(9)
Net realized and unrealized gain (loss) on investments	(4)	(181)	96	5,583	(10)
Net increase (decrease) in net assets resulting from operations	$ (1)	$ (183)	$ 94	$ 5,376	$ (9)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Nuveen Global Infrastructure Fund - Class I	Nuveen U.S. Infrastructure Bond Fund - Class I	Oppenheimer Capital Appreciation Fund - Class A	Oppenheimer Developing Markets Fund - Class A	Oppenheimer Developing Markets Fund - Class Y
Net investment income (loss)					
Investment income:					
Dividends	$ 23	$ 39	$ —	$ 847	$ 250
Expenses:					
Mortality and expense risks and other					
charges	15	9	1	2,357	165
Total expenses	15	9	1	2,357	165
Net investment income (loss)	8	30	(1)	(1,510)	85
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(72)	(18)	4	14,284	107
Capital gains distributions	11	—	12	—	—
Total realized gain (loss) on investments					
and capital gains distributions	(61)	(18)	16	14,284	107
Net unrealized appreciation					
(depreciation) of investments	(36)	(48)	(12)	(48,643)	(5,820)
Net realized and unrealized gain (loss)					
on investments	(97)	(66)	4	(34,359)	(5,713)
Net increase (decrease) in net assets					
resulting from operations	$ (89)	$ (36)	$ 3	$ (35,869)	$ (5,628)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Oppenheimer Gold & Special Minerals Fund - Class A	Oppenheimer International Bond Fund - Class A	Oppenheimer International Growth Fund - Class Y	Oppenheimer International Small-Mid Company Fund - Class Y	Oppenheimer Discovery Mid Cap Growth Fund/VA
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 2	$ 1	$ —	$ —
Expenses:					
Mortality and expense risks and other charges	—	1	1	1	—
Total expenses	—	1	1	1	—
Net investment income (loss)	—	1	—	(1)	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(5)	(1)	—	—	—
Capital gains distributions	—	—	—	—	1
Total realized gain (loss) on investments and capital gains distributions	(5)	(1)	—	—	1
Net unrealized appreciation (depreciation) of investments	(2)	(3)	(3)	15	—
Net realized and unrealized gain (loss) on investments	(7)	(4)	(3)	15	1
Net increase (decrease) in net assets resulting from operations	$ (7)	$ (3)	$ (3)	$ 14	$ 1

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2015

(Dollars in thousands)

	Oppenheimer Global Fund/VA	Oppenheimer Global Strategic Income Fund/VA	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA	Parnassus Small Cap Fund[SM]
Net investment income (loss)					
Investment income:					
Dividends	$ 3	$ 6	$ 1	$ 253	$ —
Expenses:					
Mortality and expense risks and other charges	2	1	1	244	—
Total expenses	2	1	1	244	—
Net investment income (loss)	1	5	—	9	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2	—	3	1,938	—
Capital gains distributions	15	—	11	4,172	—
Total realized gain (loss) on investments and capital gains distributions	17	—	14	6,110	—
Net unrealized appreciation (depreciation) of investments	(11)	(8)	(12)	(7,906)	—
Net realized and unrealized gain (loss) on investments	6	(8)	2	(1,796)	—
Net increase (decrease) in net assets resulting from operations	$ 7	$ (3)	$ 2	$ (1,787)	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Parnassus Core Equity Fund^{SM} - Investor Shares	Pax World Balanced Fund - Individual Investor Class	PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income Fund - Class Y
Net investment income (loss)					
Investment income:					
Dividends	$ 440	$ 361	$ 17	$ 4,425	$ 192
Expenses:					
Mortality and expense risks and other charges	170	440	2	942	80
Total expenses	170	440	2	942	80
Net investment income (loss)	270	(79)	15	3,483	112
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	487	(167)	(10)	(2,671)	132
Capital gains distributions	1,449	2,842	—	—	764
Total realized gain (loss) on investments and capital gains distributions	1,936	2,675	(10)	(2,671)	896
Net unrealized appreciation (depreciation) of investments	(2,502)	(3,229)	(93)	(4,757)	(1,041)
Net realized and unrealized gain (loss) on investments	(566)	(554)	(103)	(7,428)	(145)
Net increase (decrease) in net assets resulting from operations	$ (296)	$ (633)	$ (88)	$ (3,945)	$ (33)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Pioneer High Yield Fund - Class A	Pioneer Strategic Income Fund - Class A	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer Equity Income VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 92	$ 47	$ 398	$ 1	$ 1,036
Expenses:					
Mortality and expense risks and other charges	13	7	85	—	205
Total expenses	13	7	85	—	205
Net investment income (loss)	79	40	313	1	831
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	9	(28)	(1,077)	—	(671)
Capital gains distributions	13	—	1,345	1	741
Total realized gain (loss) on investments and capital gains distributions	22	(28)	268	1	70
Net unrealized appreciation (depreciation) of investments	(197)	(36)	(2,162)	(2)	(1,853)
Net realized and unrealized gain (loss) on investments	(175)	(64)	(1,894)	(1)	(1,783)
Net increase (decrease) in net assets resulting from operations	$ (96)	$ (24)	$ (1,581)	$ —	$ (952)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Prudential Jennison Utility Fund - Class Z	Columbia Diversified Equity Income Fund - Class K	Columbia Diversified Equity Income Fund - Class R4	Royce Total Return Fund - K Class	Ave Maria Rising Dividend Fund
Net investment income (loss)					
Investment income:					
Dividends	$ 1	$ 202	$ 2	$ —	$ 2
Expenses:					
Mortality and expense risks and other charges	—	88	—	—	1
Total expenses	—	88	—	—	1
Net investment income (loss)	1	114	2	—	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(4)	560	10	—	(5)
Capital gains distributions	4	1,022	10	—	23
Total realized gain (loss) on investments and capital gains distributions	—	1,582	20	—	18
Net unrealized appreciation (depreciation) of investments	(7)	(2,004)	(24)	—	(29)
Net realized and unrealized gain (loss) on investments	(7)	(422)	(4)	—	(11)
Net increase (decrease) in net assets resulting from operations	$ (6)	$ (308)	$ (2)	$ —	$ (10)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	SMALLCAP World Fund® - Class R-4	T. Rowe Price Institutional Large-Cap Growth Fund	T. Rowe Price Mid-Cap Value Fund - R Class	T. Rowe Price Value Fund - Advisor Class	TCW Total Return Bond Fund - Class N
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 1	$ 6	$ 4	$ 15
Expenses:					
Mortality and expense risks and other charges	137	—	5	3	6
Total expenses	137	—	5	3	6
Net investment income (loss)	(137)	1	1	1	9
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	352	(2)	67	40	(1)
Capital gains distributions	907	152	89	16	16
Total realized gain (loss) on investments and capital gains distributions	1,259	150	156	56	15
Net unrealized appreciation (depreciation) of investments	(1,146)	(120)	(198)	(70)	(37)
Net realized and unrealized gain (loss) on investments	113	30	(42)	(14)	(22)
Net increase (decrease) in net assets resulting from operations	$ (24)	$ 31	$ (41)	$ (13)	$ (13)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Templeton Foreign Fund - Class A	Templeton Global Bond Fund - Advisor Class	Templeton Global Bond Fund - Class A	Third Avenue Real Estate Value Fund - Institutional Class	Thornburg International Value Fund - Class R4
Net investment income (loss)					
Investment income:					
Dividends	$ 8	$ 1,168	$ 4,930	$ —	$ —
Expenses:					
Mortality and expense risks and other					
charges	8	162	1,557	—	—
Total expenses	8	162	1,557	—	—
Net investment income (loss)	—	1,006	3,373	—	—
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	14	(736)	(617)	—	—
Capital gains distributions	—	—	—	1	8
Total realized gain (loss) on investments					
and capital gains distributions	14	(736)	(617)	1	8
Net unrealized appreciation					
(depreciation) of investments	(27)	(1,886)	(11,410)	(2)	(5)
Net realized and unrealized gain (loss)					
on investments	(13)	(2,622)	(12,027)	(1)	3
Net increase (decrease) in net assets					
resulting from operations	$ (13)	$ (1,616)	$ (8,654)	$ (1)	$ 3

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Touchstone Value Fund - Institutional Class	USAA Precious Metals and Minerals Fund - Adviser Shares	Diversified Value Portfolio	Equity Income Portfolio	Small Company Growth Portfolio
Net investment income (loss)					
Investment income:					
Dividends	$ 16	$ —	$ 3	$ 6	$ —
Expenses:					
Mortality and expense risks and other charges	—	81	1	2	—
Total expenses	—	81	1	2	—
Net investment income (loss)	16	(81)	2	4	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2)	(1,122)	—	17	—
Capital gains distributions	93	—	7	15	3
Total realized gain (loss) on investments and capital gains distributions	91	(1,122)	7	32	3
Net unrealized appreciation (depreciation) of investments	(130)	(1,097)	(13)	(36)	(4)
Net realized and unrealized gain (loss) on investments	(39)	(2,219)	(6)	(4)	(1)
Net increase (decrease) in net assets resulting from operations	$ (23)	$ (2,300)	$ (4)	$ —	$ (1)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Victory Integrity Small-Cap Value Fund - Class Y	Victory Sycamore Small Company Opportunity Fund - Class R	Voya Balanced Portfolio - Class I	Voya Growth Opportunities Fund - Class A	Voya Large Cap Value Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ —	$ 5,611	$ —	$ 2
Expenses:					
Mortality and expense risks and other charges	—	—	3,064	1	1
Total expenses	—	—	3,064	1	1
Net investment income (loss)	—	—	2,547	(1)	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	1	2,985	—	(13)
Capital gains distributions	1	3	—	8	5
Total realized gain (loss) on investments and capital gains distributions	1	4	2,985	8	(8)
Net unrealized appreciation (depreciation) of investments	(3)	(3)	(13,339)	(2)	(7)
Net realized and unrealized gain (loss) on investments	(2)	1	(10,354)	6	(15)
Net increase (decrease) in net assets resulting from operations	$ (2)	$ 1	$ (7,807)	$ 5	$ (14)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Real Estate Fund - Class A	Voya GNMA Income Fund - Class A	Voya Intermediate Bond Fund - Class A	Voya Intermediate Bond Portfolio - Class I	Voya Intermediate Bond Portfolio - Class S
Net investment income (loss)					
Investment income:					
Dividends	$ 43	$ 102	$ 36	$ 16,711	$ 85
Expenses:					
Mortality and expense risks and other charges	8	25	9	3,612	6
Total expenses	8	25	9	3,612	6
Net investment income (loss)	35	77	27	13,099	79
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	265	(32)	(6)	(858)	7
Capital gains distributions	69	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	334	(32)	(6)	(858)	7
Net unrealized appreciation (depreciation) of investments	(342)	(16)	(23)	(13,900)	(93)
Net realized and unrealized gain (loss) on investments	(8)	(48)	(29)	(14,758)	(86)
Net increase (decrease) in net assets resulting from operations	$ 27	$ 29	$ (2)	$ (1,659)	$ (7)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Global Perspectives Portfolio - Class I	Voya Global Resources Portfolio - Institutional Class	Voya Global Resources Portfolio - Service Class	Voya High Yield Portfolio - Adviser Class	Voya High Yield Portfolio - Institutional Class
Net investment income (loss)					
Investment income:					
Dividends	$ 47	$ —	$ 1,269	$ 2	$ 1,853
Expenses:					
Mortality and expense risks and other charges	17	—	145	—	208
Total expenses	17	—	145	—	208
Net investment income (loss)	30	—	1,124	2	1,645
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(30)	(7)	(3,988)	—	(332)
Capital gains distributions	66	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	36	(7)	(3,988)	—	(332)
Net unrealized appreciation (depreciation) of investments	(169)	6	836	(3)	(1,979)
Net realized and unrealized gain (loss) on investments	(133)	(1)	(3,152)	(3)	(2,311)
Net increase (decrease) in net assets resulting from operations	$ (103)	$ (1)	$ (2,028)	$ (1)	$ (666)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Adviser Class	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Growth Portfolio - Service Class	Voya Large Cap Value Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ 1,362	$ —	$ 2,506	$ 20	$ —
Expenses:					
Mortality and expense risks and other charges	215	1	4,091	23	—
Total expenses	215	1	4,091	23	—
Net investment income (loss)	1,147	(1)	(1,585)	(3)	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(321)	23	11,550	83	—
Capital gains distributions	—	20	43,367	537	1
Total realized gain (loss) on investments and capital gains distributions	(321)	43	54,917	620	1
Net unrealized appreciation (depreciation) of investments	(1,454)	(35)	(30,020)	(304)	(3)
Net realized and unrealized gain (loss) on investments	(1,775)	8	24,897	316	(2)
Net increase (decrease) in net assets resulting from operations	$ (628)	$ 7	$ 23,312	$ 313	$ (2)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Large Cap Value Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Service Class	Voya Limited Maturity Bond Portfolio - Adviser Class	Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	Voya Multi-Manager Large Cap Core Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 6,539	$ 29	$ —	$ 153	$ 3
Expenses:					
Mortality and expense risks and other charges	3,442	9	—	133	4
Total expenses	3,442	9	—	133	4
Net investment income (loss)	3,097	20	—	20	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	21,710	(21)	—	1,533	8
Capital gains distributions	18,679	97	—	1,106	24
Total realized gain (loss) on investments and capital gains distributions	40,389	76	—	2,639	32
Net unrealized appreciation (depreciation) of investments	(62,632)	(200)	—	(2,856)	(37)
Net realized and unrealized gain (loss) on investments	(22,243)	(124)	—	(217)	(5)
Net increase (decrease) in net assets resulting from operations	$ (19,146)	$ (104)	$ —	$ (197)	$ (6)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya U.S. Stock Index Portfolio - Institutional Class	VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	VY® Clarion Global Real Estate Portfolio - Adviser Class	VY® Clarion Global Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ 303	$ —	$ —	$ 3,000	$ 1
Expenses:					
Mortality and expense risks and other charges	70	—	—	792	—
Total expenses	70	—	—	792	—
Net investment income (loss)	233	—	—	2,208	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,899	(1)	(1)	4,591	6
Capital gains distributions	1,928	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	3,827	(1)	(1)	4,591	6
Net unrealized appreciation (depreciation) of investments	(3,944)	(1)	(1)	(9,097)	(5)
Net realized and unrealized gain (loss) on investments	(117)	(2)	(2)	(4,506)	1
Net increase (decrease) in net assets resulting from operations	$ 116	$ (2)	$ (2)	$ (2,298)	$ 2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	VY® Clarion Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Service Class	VY® FMR Diversified Mid Cap Portfolio - Institutional Class	VY® FMR Diversified Mid Cap Portfolio - Service Class	VY® FMR Diversified Mid Cap Portfolio - Service 2 Class
Net investment income (loss)					
Investment income:					
Dividends	$ 36	$ 848	$ 137	$ 87	$ —
Expenses:					
Mortality and expense risks and other charges	23	574	158	492	—
Total expenses	23	574	158	492	—
Net investment income (loss)	13	274	(21)	(405)	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	150	4,820	1,311	1,498	3
Capital gains distributions	—	—	5,978	9,503	5
Total realized gain (loss) on investments and capital gains distributions	150	4,820	7,289	11,001	8
Net unrealized appreciation (depreciation) of investments	(109)	(4,118)	(7,770)	(11,836)	(8)
Net realized and unrealized gain (loss) on investments	41	702	(481)	(835)	—
Net increase (decrease) in net assets resulting from operations	$ 54	$ 976	$ (502)	$ (1,240)	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	VY® Invesco Growth and Income Portfolio - Institutional Class	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 783	$ 855	$ 2	$ 306	$ 220
Expenses:					
Mortality and expense risks and other charges	100	239	1	212	190
Total expenses	100	239	1	212	190
Net investment income (loss)	683	616	1	94	30
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	725	1,335	(20)	(981)	(747)
Capital gains distributions	3,068	3,641	20	1,332	1,212
Total realized gain (loss) on investments and capital gains distributions	3,793	4,976	—	351	465
Net unrealized appreciation (depreciation) of investments	(5,190)	(6,614)	(52)	(3,910)	(3,685)
Net realized and unrealized gain (loss) on investments	(1,397)	(1,638)	(52)	(3,559)	(3,220)
Net increase (decrease) in net assets resulting from operations	$ (714)	$ (1,022)	$ (51)	$ (3,465)	$ (3,190)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 137	$ 48	$ 1	$ 4
Expenses:					
Mortality and expense risks and other charges	—	133	219	—	1
Total expenses	—	133	219	—	1
Net investment income (loss)	—	4	(171)	1	3
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	4	557	711	—	9
Capital gains distributions	3	3,508	2,731	4	51
Total realized gain (loss) on investments and capital gains distributions	7	4,065	3,442	4	60
Net unrealized appreciation (depreciation) of investments	(7)	(5,369)	(4,375)	(2)	(43)
Net realized and unrealized gain (loss) on investments	—	(1,304)	(933)	2	17
Net increase (decrease) in net assets resulting from operations	$ —	$ (1,300)	$ (1,104)	$ 3	$ 20

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Adviser Class	VY® T. Rowe Price Equity Income Portfolio - Service Class	VY® T. Rowe Price International Stock Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ 3,336	$ 7,929	$ 24	$ 2,119	$ 1
Expenses:					
Mortality and expense risks and other charges	928	5,615	5	791	—
Total expenses	928	5,615	5	791	—
Net investment income (loss)	2,408	2,314	19	1,328	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,786	5,532	64	9,682	8
Capital gains distributions	26,319	77,308	180	13,379	—
Total realized gain (loss) on investments and capital gains distributions	28,105	82,840	244	23,061	8
Net unrealized appreciation (depreciation) of investments	(20,669)	(60,977)	(374)	(32,856)	(10)
Net realized and unrealized gain (loss) on investments	7,436	21,863	(130)	(9,795)	(2)
Net increase (decrease) in net assets resulting from operations	$ 9,844	$ 24,177	$ (111)	$ (8,467)	$ (1)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	VY® T. Rowe Price International Stock Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Institutional Class	VY® Templeton Global Growth Portfolio - Service Class	Voya Money Market Portfolio - Class I	Voya Global Real Estate Fund - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ 73	$ 23	$ 161	$ 1	$ 3
Expenses:					
Mortality and expense risks and other charges	79	6	61	1,680	1
Total expenses	79	6	61	1,680	1
Net investment income (loss)	(6)	17	100	(1,679)	2
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	674	33	288	—	5
Capital gains distributions	—	23	176	26	—
Total realized gain (loss) on investments and capital gains distributions	674	56	464	26	5
Net unrealized appreciation (depreciation) of investments	(854)	(135)	(1,061)	—	(11)
Net realized and unrealized gain (loss) on investments	(180)	(79)	(597)	26	(6)
Net increase (decrease) in net assets resulting from operations	$ (186)	$ (62)	$ (497)	$ (1,653)	$ (4)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Multi-Manager International Small Cap Fund - Class A	Voya Aggregate Bond Portfolio - Adviser Class	Voya Aggregate Bond Portfolio - Initial Class	Voya Aggregate Bond Portfolio - Service Class	Voya Global Bond Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ 2	$ 91	$ 170	$ 7,931	$ —
Expenses:					
Mortality and expense risks and other					
charges	2	4	7	932	1
Total expenses	2	4	7	932	1
Net investment income (loss)	0	87	163	6,999	(1)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	14	(216)	(297)	(17,373)	(11)
Capital gains distributions	—	110	171	8,805	—
Total realized gain (loss) on investments					
and capital gains distributions	14	(106)	(126)	(8,568)	(11)
Net unrealized appreciation					
(depreciation) of investments	7	19	(35)	1,265	(4)
Net realized and unrealized gain (loss)					
on investments	21	(87)	(161)	(7,303)	(15)
Net increase (decrease) in net assets					
resulting from operations	$ 21	$ —	$ 2	$ (304)	$ (16)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Global Bond Portfolio - Initial Class	Voya Global Bond Portfolio - Service Class	Voya Index Solution 2015 Portfolio - Initial Class	Voya Index Solution 2015 Portfolio - Service Class	Voya Index Solution 2015 Portfolio - Service 2 Class
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ —	$ 103	$ 33	$ 34
Expenses:					
Mortality and expense risks and other charges	822	4	13	5	6
Total expenses	822	4	13	5	6
Net investment income (loss)	(822)	(4)	90	28	28
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(520)	(19)	(485)	(141)	(163)
Capital gains distributions	—	—	356	131	157
Total realized gain (loss) on investments and capital gains distributions	(520)	(19)	(129)	(10)	(6)
Net unrealized appreciation (depreciation) of investments	(3,281)	(22)	4	(14)	(15)
Net realized and unrealized gain (loss) on investments	(3,801)	(41)	(125)	(24)	(21)
Net increase (decrease) in net assets resulting from operations	$ (4,623)	$ (45)	$ (35)	$ 4	$ 7

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Index Solution 2025 Portfolio - Initial Class	Voya Index Solution 2025 Portfolio - Service Class	Voya Index Solution 2025 Portfolio - Service 2 Class	Voya Index Solution 2035 Portfolio - Initial Class	Voya Index Solution 2035 Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 102	$ 48	$ 55	$ 109	$ 47
Expenses:					
Mortality and expense risks and other charges	49	22	23	58	22
Total expenses	49	22	23	58	22
Net investment income (loss)	53	26	32	51	25
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	26	(98)	148	53	15
Capital gains distributions	443	240	332	619	312
Total realized gain (loss) on investments and capital gains distributions	469	142	480	672	327
Net unrealized appreciation (depreciation) of investments	(726)	(252)	(587)	(1,035)	(483)
Net realized and unrealized gain (loss) on investments	(257)	(110)	(107)	(363)	(156)
Net increase (decrease) in net assets resulting from operations	$ (204)	$ (84)	$ (75)	$ (312)	$ (131)

The accompanying notes are an integral part of these financial statements.

Statements of Operations

For the Year Ended December 31, 2015

(Dollars in thousands)

	Voya Index Solution 2035 Portfolio - Service 2 Class	Voya Index Solution 2045 Portfolio - Initial Class	Voya Index Solution 2045 Portfolio - Service Class	Voya Index Solution 2045 Portfolio - Service 2 Class	Voya Index Solution 2055 Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ 33	$ 80	$ 14	$ 20	$ 12
Expenses:					
Mortality and expense risks and other charges	15	52	10	13	9
Total expenses	15	52	10	13	9
Net investment income (loss)	18	28	4	7	3
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	143	2	(6)	121	5
Capital gains distributions	270	582	119	220	80
Total realized gain (loss) on investments and capital gains distributions	413	584	113	341	85
Net unrealized appreciation (depreciation) of investments	(483)	(928)	(152)	(399)	(139)
Net realized and unrealized gain (loss) on investments	(70)	(344)	(39)	(58)	(54)
Net increase (decrease) in net assets resulting from operations	$ (52)	$ (316)	$ (35)	$ (51)	$ (51)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Index Solution 2055 Portfolio - Service Class	Voya Index Solution 2055 Portfolio - Service 2 Class	Voya Index Solution Income Portfolio - Initial Class	Voya Index Solution Income Portfolio - Service Class	Voya Index Solution Income Portfolio - Service 2 Class
Net investment income (loss)					
Investment income:					
Dividends	$ 7	$ 3	$ 21	$ 4	$ 4
Expenses:					
Mortality and expense risks and other charges	6	2	21	7	5
Total expenses	6	2	21	7	5
Net investment income (loss)	1	1	—	(3)	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(18)	28	(103)	10	(19)
Capital gains distributions	59	32	59	13	15
Total realized gain (loss) on investments and capital gains distributions	41	60	(44)	23	(4)
Net unrealized appreciation (depreciation) of investments	(66)	(77)	(49)	(31)	(25)
Net realized and unrealized gain (loss) on investments	(25)	(17)	(93)	(8)	(29)
Net increase (decrease) in net assets resulting from operations	$ (24)	$ (16)	$ (93)	$ (11)	$ (30)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Solution 2015 Portfolio - Adviser Class	Voya Solution 2015 Portfolio - Initial Class	Voya Solution 2015 Portfolio - Service Class	Voya Solution 2015 Portfolio - Service 2 Class	Voya Solution 2025 Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ 29	$ 143	$ 2,621	$ 295	$ 14
Expenses:					
Mortality and expense risks and other charges	2	9	337	31	2
Total expenses	2	9	337	31	2
Net investment income (loss)	27	134	2,284	264	12
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	19	(278)	(748)	(297)	7
Capital gains distributions	85	334	6,842	820	50
Total realized gain (loss) on investments and capital gains distributions	104	56	6,094	523	57
Net unrealized appreciation (depreciation) of investments	(115)	(136)	(7,397)	(671)	(71)
Net realized and unrealized gain (loss) on investments	(11)	(80)	(1,303)	(148)	(14)
Net increase (decrease) in net assets resulting from operations	$ 16	$ 54	$ 981	$ 116	$ (2)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Solution 2025 Portfolio - Initial Class	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2025 Portfolio - Service 2 Class	Voya Solution 2035 Portfolio - Adviser Class	Voya Solution 2035 Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ 83	$ 4,464	$ 415	$ 5	$ 112
Expenses:					
Mortality and expense risks and other charges	13	1,157	89	1	21
Total expenses	13	1,157	89	1	21
Net investment income (loss)	70	3,307	326	4	91
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(76)	5,642	533	3	1
Capital gains distributions	244	14,206	1,414	19	380
Total realized gain (loss) on investments and capital gains distributions	168	19,848	1,947	22	381
Net unrealized appreciation (depreciation) of investments	(289)	(24,431)	(2,361)	(26)	(526)
Net realized and unrealized gain (loss) on investments	(121)	(4,583)	(414)	(4)	(145)
Net increase (decrease) in net assets resulting from operations	$ (51)	$ (1,276)	$ (88)	$ —	$ (54)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2035 Portfolio - Service 2 Class	Voya Solution 2045 Portfolio - Adviser Class	Voya Solution 2045 Portfolio - Initial Class	Voya Solution 2045 Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 4,398	$ 382	$ 2	$ 52	$ 3,040
Expenses:					
Mortality and expense risks and other charges	1,085	90	—	10	778
Total expenses	1,085	90	—	10	778
Net investment income (loss)	3,313	292	2	42	2,262
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	5,332	423	5	(39)	4,977
Capital gains distributions	16,082	1,521	12	231	14,627
Total realized gain (loss) on investments and capital gains distributions	21,414	1,944	17	192	19,604
Net unrealized appreciation (depreciation) of investments	(26,629)	(2,376)	(19)	(245)	(23,651)
Net realized and unrealized gain (loss) on investments	(5,215)	(432)	(2)	(53)	(4,047)
Net increase (decrease) in net assets resulting from operations	$ (1,902)	$ (140)	$ —	$ (11)	$ (1,785)

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Solution 2045 Portfolio - Service 2 Class	Voya Solution 2055 Portfolio - Initial Class	Voya Solution 2055 Portfolio - Service Class	Voya Solution 2055 Portfolio - Service 2 Class	Voya Solution Balanced Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 221	$ 23	$ 328	$ 24	$ 132
Expenses:					
Mortality and expense risks and other charges	52	7	102	6	45
Total expenses	52	7	102	6	45
Net investment income (loss)	169	16	226	18	87
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	253	(22)	196	20	71
Capital gains distributions	1,158	80	1,214	95	364
Total realized gain (loss) on investments and capital gains distributions	1,411	58	1,410	115	435
Net unrealized appreciation (depreciation) of investments	(1,696)	(85)	(1,937)	(154)	(595)
Net realized and unrealized gain (loss) on investments	(285)	(27)	(527)	(39)	(160)
Net increase (decrease) in net assets resulting from operations	$ (116)	$ (11)	$ (301)	$ (21)	$ (73)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Solution Income Portfolio - Adviser Class	Voya Solution Income Portfolio - Initial Class	Voya Solution Income Portfolio - Service Class	Voya Solution Income Portfolio - Service 2 Class	Voya Solution Moderately Conservative Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 5	$ 113	$ 497	$ 28	$ 156
Expenses:					
Mortality and expense risks and other charges	2	22	308	22	57
Total expenses	2	22	308	22	57
Net investment income (loss)	3	91	189	6	99
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1)	9	230	22	67
Capital gains distributions	7	133	644	38	327
Total realized gain (loss) on investments and capital gains distributions	6	142	874	60	394
Net unrealized appreciation (depreciation) of investments	(25)	(302)	(2,374)	(194)	(573)
Net realized and unrealized gain (loss) on investments	(19)	(160)	(1,500)	(134)	(179)
Net increase (decrease) in net assets resulting from operations	$ (16)	$ (69)	$ (1,311)	$ (128)	$ (80)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	VY® American Century Small-Mid Cap Value Portfolio - Initial Class	VY® American Century Small-Mid Cap Value Portfolio - Service Class	VY® Baron Growth Portfolio - Adviser Class	VY® Baron Growth Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 2	$ 352	$ 833	$ —	$ 388
Expenses:					
Mortality and expense risks and other charges	—	89	412	1	1,407
Total expenses	—	89	412	1	1,407
Net investment income (loss)	2	263	421	(1)	(1,019)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1)	421	2,688	31	10,285
Capital gains distributions	26	3,572	10,128	31	12,217
Total realized gain (loss) on investments and capital gains distributions	25	3,993	12,816	62	22,502
Net unrealized appreciation (depreciation) of investments	(30)	(4,659)	(14,488)	(81)	(30,374)
Net realized and unrealized gain (loss) on investments	(5)	(666)	(1,672)	(19)	(7,872)
Net increase (decrease) in net assets resulting from operations	$ (3)	$ (403)	$ (1,251)	$ (20)	$ (8,891)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Adviser Class	VY® Columbia Small Cap Value II Portfolio - Service Class	VY® Fidelity® VIP Mid Cap Portfolio - Service Class	VY® Invesco Comstock Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ 127	$ 1	$ 19	$ 46	$ 10
Expenses:					
Mortality and expense risks and other charges	146	1	50	16	2
Total expenses	146	1	50	16	2
Net investment income (loss)	(19)	—	(31)	30	8
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	942	2	300	244	20
Capital gains distributions	1,673	—	—	210	—
Total realized gain (loss) on investments and capital gains distributions	2,615	2	300	454	20
Net unrealized appreciation (depreciation) of investments	(2,308)	(10)	(540)	(549)	(62)
Net realized and unrealized gain (loss) on investments	307	(8)	(240)	(95)	(42)
Net increase (decrease) in net assets resulting from operations	$ 288	$ (8)	$ (271)	$ (65)	$ (34)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	VY® Invesco Comstock Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Adviser Class	VY® Invesco Equity and Income Portfolio - Initial Class	VY® Invesco Equity and Income Portfolio - Service Class	VY® JPMorgan Mid Cap Value Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ 1,571	$ 29	$ 7,352	$ 35	$ 1
Expenses:					
Mortality and expense risks and other charges	687	6	3,274	14	1
Total expenses	687	6	3,274	14	1
Net investment income (loss)	884	23	4,078	21	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2,233	48	7,913	(195)	53
Capital gains distributions	—	129	25,763	201	56
Total realized gain (loss) on investments and capital gains distributions	2,233	177	33,676	6	109
Net unrealized appreciation (depreciation) of investments	(7,841)	(247)	(47,533)	(111)	(122)
Net realized and unrealized gain (loss) on investments	(5,608)	(70)	(13,857)	(105)	(13)
Net increase (decrease) in net assets resulting from operations	$ (4,724)	$ (47)	$ (9,779)	$ (84)	$ (13)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	VY® JPMorgan Mid Cap Value Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class	VY® Oppenheimer Global Portfolio - Adviser Class	VY® Oppenheimer Global Portfolio - Initial Class	VY® Oppenheimer Global Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 65	$ 399	$ 6	$ 8,505	$ 15
Expenses:					
Mortality and expense risks and other charges	62	621	2	5,989	12
Total expenses	62	621	2	5,989	12
Net investment income (loss)	3	(222)	4	2,516	3
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	167	3,116	29	18,144	74
Capital gains distributions	1,019	9,283	45	44,066	93
Total realized gain (loss) on investments and capital gains distributions	1,186	12,399	74	62,210	167
Net unrealized appreciation (depreciation) of investments	(1,463)	(14,700)	(59)	(46,393)	(144)
Net realized and unrealized gain (loss) on investments	(277)	(2,301)	15	15,817	23
Net increase (decrease) in net assets resulting from operations	$ (274)	$ (2,523)	$ 19	$ 18,333	$ 26

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	VY® Pioneer High Yield Portfolio - Initial Class	VY® Pioneer High Yield Portfolio - Service Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 2,018	$ 38	$ —	$ —	$ —
Expenses:					
Mortality and expense risks and other charges	336	4	1	4,255	8
Total expenses	336	4	1	4,255	8
Net investment income (loss)	1,682	34	(1)	(4,255)	(8)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	485	12	16	11,531	75
Capital gains distributions	—	—	64	61,053	153
Total realized gain (loss) on investments and capital gains distributions	485	12	80	72,584	228
Net unrealized appreciation (depreciation) of investments	(3,974)	(91)	(74)	(63,982)	(201)
Net realized and unrealized gain (loss) on investments	(3,489)	(79)	6	8,602	27
Net increase (decrease) in net assets resulting from operations	$ (1,807)	$ (45)	$ 5	$ 4,347	$ 19

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	VY® T. Rowe Price Growth Equity Portfolio - Initial Class	VY® T. Rowe Price Growth Equity Portfolio - Service Class	VY® Templeton Foreign Equity Portfolio - Adviser Class	VY® Templeton Foreign Equity Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ —	$ —	$ 14	$ 3,811
Expenses:					
Mortality and expense risks and other charges	5	3,242	25	1	986
Total expenses	5	3,242	25	1	986
Net investment income (loss)	(5)	(3,242)	(25)	13	2,825
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	151	11,431	544	—	(851)
Capital gains distributions	230	51,579	609	—	—
Total realized gain (loss) on investments and capital gains distributions	381	63,010	1,153	—	(851)
Net unrealized appreciation (depreciation) of investments	(234)	(26,952)	(711)	(28)	(5,844)
Net realized and unrealized gain (loss) on investments	147	36,058	442	(28)	(6,695)
Net increase (decrease) in net assets resulting from operations	$ 142	$ 32,816	$ 417	$ (15)	$ (3,870)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	VY® Templeton Foreign Equity Portfolio - Service Class	Voya Core Equity Research Fund - Class A	Voya Corporate Leaders 100 Fund - Class I	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 12	$ —	$ 25	$ 1,183	$ 1,946
Expenses:					
Mortality and expense risks and other charges	1	—	4	354	727
Total expenses	1	—	4	354	727
Net investment income (loss)	11	—	21	829	1,219
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	17	8	(3)	2,097	(1,027)
Capital gains distributions	—	20	—	—	—
Total realized gain (loss) on investments and capital gains distributions	17	28	(3)	2,097	(1,027)
Net unrealized appreciation (depreciation) of investments	(43)	(26)	(33)	(3,341)	(1,708)
Net realized and unrealized gain (loss) on investments	(26)	2	(36)	(1,244)	(2,735)
Net increase (decrease) in net assets resulting from operations	$ (15)	$ 2	$ (15)	$ (415)	$ (1,516)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Strategic Allocation Moderate Portfolio - Class I	Voya Growth and Income Portfolio - Class A	Voya Growth and Income Portfolio - Class I	Voya Growth and Income Portfolio - Class S	Voya Global Value Advantage Portfolio - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 1,924	$ 23	$ 25,529	$ 5	$ 667
Expenses:					
Mortality and expense risks and other charges	627	5	14,416	3	758
Total expenses	627	5	14,416	3	758
Net investment income (loss)	1,297	18	11,113	2	(91)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	502	40	37,636	12	(129)
Capital gains distributions	—	69	58,686	14	—
Total realized gain (loss) on investments and capital gains distributions	502	109	96,322	26	(129)
Net unrealized appreciation (depreciation) of investments	(2,691)	(163)	(138,230)	(38)	(6,145)
Net realized and unrealized gain (loss) on investments	(2,189)	(54)	(41,908)	(12)	(6,274)
Net increase (decrease) in net assets resulting from operations	$ (892)	$ (36)	$ (30,795)	$ (10)	$ (6,365)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Global Value Advantage Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class I	Voya Index Plus LargeCap Portfolio - Class S	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus MidCap Portfolio - Class S
Net investment income (loss)					
Investment income:					
Dividends	$ 69	$ 5,457	$ 4	$ 3,283	$ 2
Expenses:					
Mortality and expense risks and other charges	130	3,423	1	3,244	1
Total expenses	130	3,423	1	3,244	1
Net investment income (loss)	(61)	2,034	3	39	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(59)	13,323	49	6,597	24
Capital gains distributions	—	—	—	48,820	49
Total realized gain (loss) on investments and capital gains distributions	(59)	13,323	49	55,417	73
Net unrealized appreciation (depreciation) of investments	(768)	(15,795)	(50)	(64,084)	(81)
Net realized and unrealized gain (loss) on investments	(827)	(2,472)	(1)	(8,667)	(8)
Net increase (decrease) in net assets resulting from operations	$ (888)	$ (438)	$ 2	$ (8,628)	$ (7)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Index Plus SmallCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class S	Voya International Index Portfolio - Class I	Voya International Index Portfolio - Class S	Voya Russell™ Large Cap Growth Index Portfolio - Class I
Net investment income (loss)					
Investment income:					
Dividends	$ 1,297	$ 2	$ 943	$ —	$ 260
Expenses:					
Mortality and expense risks and other charges	1,391	1	292	—	228
Total expenses	1,391	1	292	—	228
Net investment income (loss)	(94)	1	651	—	32
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	3,979	8	865	—	1,292
Capital gains distributions	—	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	3,979	8	865	—	1,292
Net unrealized appreciation (depreciation) of investments	(9,642)	(19)	(2,367)	—	8
Net realized and unrealized gain (loss) on investments	(5,663)	(11)	(1,502)	—	1,300
Net increase (decrease) in net assets resulting from operations	$ (5,757)	$ (10)	$ (851)	$ —	$ 1,332

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Russell™ Large Cap Growth Index Portfolio - Class S	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class S	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S
Net investment income (loss)					
Investment income:					
Dividends	$ 10	$ 926	$ 6	$ 7	$ 130
Expenses:					
Mortality and expense risks and other charges	4	490	4	5	88
Total expenses	4	490	4	5	88
Net investment income (loss)	6	436	2	2	42
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	23	2,482	13	34	457
Capital gains distributions	—	—	—	5	118
Total realized gain (loss) on investments and capital gains distributions	23	2,482	13	39	575
Net unrealized appreciation (depreciation) of investments	44	(2,184)	(11)	(58)	(1,037)
Net realized and unrealized gain (loss) on investments	67	298	2	(19)	(462)
Net increase (decrease) in net assets resulting from operations	$ 73	$ 734	$ 4	$ (17)	$ (420)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Mid Cap Index Portfolio - Class I	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class I	Voya Small Company Portfolio - Class S
Net investment income (loss)					
Investment income:					
Dividends	$ 76	$ 902	$ 340	$ 734	$ 1
Expenses:					
Mortality and expense risks and other					
charges	104	501	278	1,408	1
Total expenses	104	501	278	1,408	1
Net investment income (loss)	(28)	401	62	(674)	—
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	923	1,225	494	1,534	1
Capital gains distributions	—	5,568	2,742	21,200	45
Total realized gain (loss) on investments					
and capital gains distributions	923	6,793	3,236	22,734	46
Net unrealized appreciation					
(depreciation) of investments	(1,158)	(10,211)	(5,225)	(24,326)	(50)
Net realized and unrealized gain (loss)					
on investments	(235)	(3,418)	(1,989)	(1,592)	(4)
Net increase (decrease) in net assets					
resulting from operations	$ (263)	$ (3,017)	$ (1,927)	$ (2,266)	$ (4)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya U.S. Bond Index Portfolio - Class I	Voya International Value Portfolio - Class I	Voya International Value Portfolio - Class S	Voya MidCap Opportunities Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class S
Net investment income (loss)					
Investment income:					
Dividends	$ 293	$ 235	$ 1	$ —	$ —
Expenses:					
Mortality and expense risks and other charges	109	68	—	1,205	8
Total expenses	109	68	—	1,205	8
Net investment income (loss)	184	167	1	(1,205)	(8)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(68)	4,251	20	2,102	51
Capital gains distributions	26	—	—	19,188	186
Total realized gain (loss) on investments and capital gains distributions	(42)	4,251	20	21,290	237
Net unrealized appreciation (depreciation) of investments	(229)	(2,734)	(16)	(20,540)	(236)
Net realized and unrealized gain (loss) on investments	(271)	1,517	4	750	1
Net increase (decrease) in net assets resulting from operations	$ (87)	$ 1,684	$ 5	$ (455)	$ (7)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Voya SmallCap Opportunities Portfolio - Class I	Voya SmallCap Opportunities Portfolio - Class S	Wanger International	Wanger Select	Wanger USA
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ —	$ 678	$ 8	$ —
Expenses:					
Mortality and expense risks and other charges	437	—	370	601	506
Total expenses	437	—	370	601	506
Net investment income (loss)	(437)	—	308	(593)	(506)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,208	10	(1,173)	4,423	1,229
Capital gains distributions	4,785	14	4,049	19,814	11,268
Total realized gain (loss) on investments and capital gains distributions	5,993	24	2,876	24,237	12,497
Net unrealized appreciation (depreciation) of investments	(6,776)	(25)	(3,521)	(23,911)	(12,873)
Net realized and unrealized gain (loss) on investments	(783)	(1)	(645)	326	(376)
Net increase (decrease) in net assets resulting from operations	$ (1,220)	$ (1)	$ (337)	$ (267)	$ (882)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2015
(Dollars in thousands)

	Washington Mutual Investors Fund[SM] - Class R-3	Washington Mutual Investors Fund[SM] - Class R-4	Wells Fargo Small Cap Value Fund - Class A	Wells Fargo Special Small Cap Value Fund - Class A
Net investment income (loss)				
Investment income:				
Dividends	$ 69	$ 2,542	$ —	$ 767
Expenses:				
Mortality and expense risks and other charges	21	1,340	1	1,277
Total expenses	21	1,340	1	1,277
Net investment income (loss)	48	1,202	(1)	(510)
Realized and unrealized gain (loss) on investments				
Net realized gain (loss) on investments	879	1,593	(3)	213
Capital gains distributions	151	5,060	28	1,646
Total realized gain (loss) on investments and capital gains distributions	1,030	6,653	25	1,859
Net unrealized appreciation (depreciation) of investments	(1,118)	(9,504)	(36)	(7,715)
Net realized and unrealized gain (loss) on investments	(88)	(2,851)	(11)	(5,856)
Net increase (decrease) in net assets resulting from operations	$ (40)	$ (1,649)	$ (12)	$ (6,366)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	AB Growth and Income Fund - Class A	AB VPS Growth and Income Portfolio - Class A	Aberdeen International Equity Fund - Institutional Class	Invesco Floating Rate Fund - Class R5
Net assets at January 1, 2014	$ 183	$ 674	$ —	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	1	—	—
Total realized gain (loss) on investments and capital gains distributions	14	158	—	—
Net unrealized appreciation (depreciation) of investments	1	(115)	—	—
Net increase (decrease) in net assets resulting from operations	15	44	—	—
Changes from principal transactions:				
Total unit transactions	3	(275)	—	32
Increase (decrease) in net assets derived from principal transactions	3	(275)	—	32
Total increase (decrease) in net assets	18	(231)	—	32
Net assets at December 31, 2014	201	443	—	32
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	1	11	2
Total realized gain (loss) on investments and capital gains distributions	25	37	(8)	—
Net unrealized appreciation (depreciation) of investments	(26)	(37)	(122)	(3)
Net increase (decrease) in net assets resulting from operations	(1)	1	(119)	(1)
Changes from principal transactions:				
Total unit transactions	(31)	40	2,171	16
Increase (decrease) in net assets derived from principal transactions	(31)	40	2,171	16
Total increase (decrease) in net assets	(32)	41	2,052	15
Net assets at December 31, 2015	$ 169	$ 484	$ 2,052	$ 47

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Invesco Mid Cap Core Equity Fund - Class A	Invesco Small Cap Growth Fund - Class A	Invesco International Growth Fund - Class R5	Invesco Endeavor Fund - Class A
Net assets at January 1, 2014	$ 4,574	$ 38	$ 217	$ 63
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(45)	(1)	4	—
Total realized gain (loss) on investments and capital gains distributions	618	16	17	9
Net unrealized appreciation (depreciation) of investments	(419)	(9)	(27)	(4)
Net increase (decrease) in net assets resulting from operations	154	6	(6)	5
Changes from principal transactions:				
Total unit transactions	(671)	46	197	(17)
Increase (decrease) in net assets derived from principal transactions	(671)	46	197	(17)
Total increase (decrease) in net assets	(517)	52	191	(12)
Net assets at December 31, 2014	4,057	90	408	51
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(38)	(1)	3	—
Total realized gain (loss) on investments and capital gains distributions	221	10	4	(3)
Net unrealized appreciation (depreciation) of investments	(381)	(12)	(22)	(2)
Net increase (decrease) in net assets resulting from operations	(198)	(3)	(15)	(5)
Changes from principal transactions:				
Total unit transactions	(250)	(12)	60	(35)
Increase (decrease) in net assets derived from principal transactions	(250)	(12)	60	(35)
Total increase (decrease) in net assets	(448)	(15)	45	(40)
Net assets at December 31, 2015	$ 3,609	$ 75	$ 453	$ 11

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Invesco Global Health Care Fund - Investor Class	Invesco High Yield Fund - Class R5	Invesco American Value Fund - Class R5	Invesco Energy Fund - Class R5
Net assets at January 1, 2014	$ 356	$ —	$ —	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	1	(1)	—
Total realized gain (loss) on investments and capital gains distributions	83	—	18	—
Net unrealized appreciation (depreciation) of investments	(15)	(1)	(14)	—
Net increase (decrease) in net assets resulting from operations	65	—	3	—
Changes from principal transactions:				
Total unit transactions	21	35	228	—
Increase (decrease) in net assets derived from principal transactions	21	35	228	—
Total increase (decrease) in net assets	86	35	231	—
Net assets at December 31, 2014	442	35	231	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	5	(7)	—
Total realized gain (loss) on investments and capital gains distributions	83	(2)	45	—
Net unrealized appreciation (depreciation) of investments	(85)	(11)	(135)	(2)
Net increase (decrease) in net assets resulting from operations	(6)	(8)	(97)	(2)
Changes from principal transactions:				
Total unit transactions	(178)	126	696	11
Increase (decrease) in net assets derived from principal transactions	(178)	126	696	11
Total increase (decrease) in net assets	(184)	118	599	9
Net assets at December 31, 2015	$ 258	$ 153	$ 830	$ 9

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Invesco Small Cap Value Fund - Class A	Invesco V.I. American Franchise Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares	Alger Capital Appreciation Fund - Class A
Net assets at January 1, 2014	$ 318	$ 26,065	$ 40,151	$ 723
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	(268)	(77)	(4)
Total realized gain (loss) on investments and capital gains distributions	81	1,117	2,286	200
Net unrealized appreciation (depreciation) of investments	(55)	1,045	521	(67)
Net increase (decrease) in net assets resulting from operations	23	1,894	2,730	129
Changes from principal transactions:				
Total unit transactions	82	(787)	(3,249)	483
Increase (decrease) in net assets derived from principal transactions	82	(787)	(3,249)	483
Total increase (decrease) in net assets	105	1,107	(519)	612
Net assets at December 31, 2014	423	27,172	39,632	1,335
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	(277)	25	(7)
Total realized gain (loss) on investments and capital gains distributions	41	1,355	5,500	263
Net unrealized appreciation (depreciation) of investments	(72)	(57)	(7,990)	(166)
Net increase (decrease) in net assets resulting from operations	(34)	1,021	(2,465)	90
Changes from principal transactions:				
Total unit transactions	(84)	(2,060)	(3,845)	(200)
Increase (decrease) in net assets derived from principal transactions	(84)	(2,060)	(3,845)	(200)
Total increase (decrease) in net assets	(118)	(1,039)	(6,310)	(110)
Net assets at December 31, 2015	$ 305	$ 26,133	$ 33,322	$ 1,225

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Alger Green Fund - Class A	AllianzGI NFJ Dividend Value Fund - Class A	AllianzGI NFJ Large-Cap Value Fund - Institutional Class	AllianzGI NFJ Small-Cap Value Fund - Class A
Net assets at January 1, 2014	$ 4,212	$ 246	$ 25	$ 584
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(41)	3	1	9
Total realized gain (loss) on investments and capital gains distributions	614	7	—	144
Net unrealized appreciation (depreciation) of investments	(439)	12	2	(148)
Net increase (decrease) in net assets resulting from operations	134	22	3	5
Changes from principal transactions:				
Total unit transactions	(571)	(7)	(1)	(41)
Increase (decrease) in net assets derived from principal transactions	(571)	(7)	(1)	(41)
Total increase (decrease) in net assets	(437)	15	2	(36)
Net assets at December 31, 2014	3,775	261	27	548
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(41)	4	1	5
Total realized gain (loss) on investments and capital gains distributions	231	3	—	67
Net unrealized appreciation (depreciation) of investments	(138)	(33)	(2)	(122)
Net increase (decrease) in net assets resulting from operations	52	(26)	(1)	(50)
Changes from principal transactions:				
Total unit transactions	(119)	12	—	37
Increase (decrease) in net assets derived from principal transactions	(119)	12	—	37
Total increase (decrease) in net assets	(67)	(14)	(1)	(13)
Net assets at December 31, 2015	$ 3,708	$ 247	$ 26	$ 535

The accompanying notes are an integral part of these financial statements.
139

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Amana Growth Fund - Investor Class	Amana Income Fund - Investor Class	American Balanced Fund® - Class R-3	American Beacon Small Cap Value Fund - Investor Class
Net assets at January 1, 2014	$ 39,761	$ 72,426	$ 7,353	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(241)	425	48	—
Total realized gain (loss) on investments and capital gains distributions	4,825	4,884	1,036	4
Net unrealized appreciation (depreciation) of investments	215	510	(523)	(1)
Net increase (decrease) in net assets resulting from operations	4,799	5,819	561	3
Changes from principal transactions:				
Total unit transactions	(2,098)	(3,433)	(597)	61
Increase (decrease) in net assets derived from principal transactions	(2,098)	(3,433)	(597)	61
Total increase (decrease) in net assets	2,701	2,386	(36)	64
Net assets at December 31, 2014	42,462	74,812	7,317	64
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(221)	304	47	—
Total realized gain (loss) on investments and capital gains distributions	5,002	7,968	1,354	6
Net unrealized appreciation (depreciation) of investments	(5,331)	(11,164)	(1,312)	(14)
Net increase (decrease) in net assets resulting from operations	(550)	(2,892)	89	(8)
Changes from principal transactions:				
Total unit transactions	(4,189)	(7,179)	(2,303)	62
Increase (decrease) in net assets derived from principal transactions	(4,189)	(7,179)	(2,303)	62
Total increase (decrease) in net assets	(4,739)	(10,071)	(2,214)	54
Net assets at December 31, 2015	$ 37,723	$ 64,741	$ 5,103	$ 118

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	American Century Investments® Inflation-Adjusted Bond Fund - Investor Class	American Century Investments® Income & Growth Fund - A Class	Fundamental Investors[SM] - Class R-3	Fundamental Investors[SM] - Class R-4
Net assets at January 1, 2014	$ 32,860	$ 9,649	$ 1,936	$ 51,196
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	128	68	5	110
Total realized gain (loss) on investments and capital gains distributions	(698)	859	319	6,922
Net unrealized appreciation (depreciation) of investments	1,104	146	(166)	(2,028)
Net increase (decrease) in net assets resulting from operations	534	1,073	158	5,004
Changes from principal transactions:				
Total unit transactions	(4,371)	184	76	11,192
Increase (decrease) in net assets derived from principal transactions	(4,371)	184	76	11,192
Total increase (decrease) in net assets	(3,837)	1,257	234	16,196
Net assets at December 31, 2014	29,023	10,906	2,170	67,392
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(37)	73	8	403
Total realized gain (loss) on investments and capital gains distributions	(767)	1,466	381	6,103
Net unrealized appreciation (depreciation) of investments	(19)	(2,319)	(331)	(4,824)
Net increase (decrease) in net assets resulting from operations	(823)	(780)	58	1,682
Changes from principal transactions:				
Total unit transactions	(3,864)	(728)	(854)	3,098
Increase (decrease) in net assets derived from principal transactions	(3,864)	(728)	(854)	3,098
Total increase (decrease) in net assets	(4,687)	(1,508)	(796)	4,780
Net assets at December 31, 2015	$ 24,336	$ 9,398	$ 1,374	$ 72,172

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	American Mutual Fund® - Class R-4	Ariel Appreciation Fund - Investor Class	Ariel Fund - Investor Class	Artisan International Fund - Investor Shares
Net assets at January 1, 2014	$ 888	$ 740	$ 10,567	$ 10,284
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	25	(1)	(44)	(28)
Total realized gain (loss) on investments and capital gains distributions	87	168	2,427	399
Net unrealized appreciation (depreciation) of investments	73	(103)	(1,387)	(611)
Net increase (decrease) in net assets resulting from operations	185	64	996	(240)
Changes from principal transactions:				
Total unit transactions	1,081	(107)	349	3,048
Increase (decrease) in net assets derived from principal transactions	1,081	(107)	349	3,048
Total increase (decrease) in net assets	1,266	(43)	1,345	2,808
Net assets at December 31, 2014	2,154	697	11,912	13,092
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	46	1	(56)	(85)
Total realized gain (loss) on investments and capital gains distributions	152	91	2,275	419
Net unrealized appreciation (depreciation) of investments	(289)	(133)	(2,958)	(1,190)
Net increase (decrease) in net assets resulting from operations	(91)	(41)	(739)	(856)
Changes from principal transactions:				
Total unit transactions	1,093	(105)	476	2,322
Increase (decrease) in net assets derived from principal transactions	1,093	(105)	476	2,322
Total increase (decrease) in net assets	1,002	(146)	(263)	1,466
Net assets at December 31, 2015	$ 3,156	$ 551	$ 11,649	$ 14,558

The accompanying notes are an integral part of these financial statements.

142

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Aston/ Fairpointe Mid Cap Fund - Class N	BlackRock Equity Dividend Fund - Investor A Shares	BlackRock Health Sciences Opportunities Portfolio - Institutional Shares	BlackRock Health Sciences Opportunities Portfolio - Investor A Shares
Net assets at January 1, 2014	$ 33,435	$ 1,434	$ —	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(334)	17	—	—
Total realized gain (loss) on investments and capital gains distributions	8,889	131	—	—
Net unrealized appreciation (depreciation) of investments	(5,131)	(21)	—	—
Net increase (decrease) in net assets resulting from operations	3,424	127	—	—
Changes from principal transactions:				
Total unit transactions	10,560	136	—	—
Increase (decrease) in net assets derived from principal transactions	10,560	136	—	—
Total increase (decrease) in net assets	13,984	263	—	—
Net assets at December 31, 2014	47,419	1,697	—	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(259)	16	2	99
Total realized gain (loss) on investments and capital gains distributions	2,894	335	16	1,156
Net unrealized appreciation (depreciation) of investments	(7,281)	(360)	(14)	(1,697)
Net increase (decrease) in net assets resulting from operations	(4,646)	(9)	4	(442)
Changes from principal transactions:				
Total unit transactions	(8,855)	(415)	167	12,939
Increase (decrease) in net assets derived from principal transactions	(8,855)	(415)	167	12,939
Total increase (decrease) in net assets	(13,501)	(424)	171	12,497
Net assets at December 31, 2015	$ 33,918	$ 1,273	$ 171	$ 12,497

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	BlackRock Mid Cap Value Opportunities Fund - Institutional Shares	BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	Bond Fund of America[SM] - Class R-4	Calvert VP SRI Balanced Portfolio
Net assets at January 1, 2014	$ —	$ 16,116	$ 9,244	$ 52,700
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(107)	105	253
Total realized gain (loss) on investments and capital gains distributions	2	3,462	54	4,303
Net unrealized appreciation (depreciation) of investments	(2)	(2,555)	241	(281)
Net increase (decrease) in net assets resulting from operations	—	800	400	4,275
Changes from principal transactions:				
Total unit transactions	21	(133)	(327)	(3,484)
Increase (decrease) in net assets derived from principal transactions	21	(133)	(327)	(3,484)
Total increase (decrease) in net assets	21	667	73	791
Net assets at December 31, 2014	21	16,783	9,317	53,491
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(56)	97	(502)
Total realized gain (loss) on investments and capital gains distributions	6	2,301	73	453
Net unrealized appreciation (depreciation) of investments	(11)	(3,348)	(247)	(1,649)
Net increase (decrease) in net assets resulting from operations	(4)	(1,103)	(77)	(1,698)
Changes from principal transactions:				
Total unit transactions	49	(2,975)	853	(2,627)
Increase (decrease) in net assets derived from principal transactions	49	(2,975)	853	(2,627)
Total increase (decrease) in net assets	45	(4,078)	776	(4,325)
Net assets at December 31, 2015	$ 66	$ 12,705	$ 10,093	$ 49,166

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Capital Income Builder® - Class R-4	Capital World Growth & Income Fund^{SM} - Class R-3	Cohen & Steers Realty Shares, Inc.	Columbia^{SM} Acorn® Fund - Class A
Net assets at January 1, 2014	$ —	$ 685	$ 2,434	$ 103
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	11	69	(1)
Total realized gain (loss) on investments and capital gains distributions	—	12	281	18
Net unrealized appreciation (depreciation) of investments	—	—	626	(17)
Net increase (decrease) in net assets resulting from operations	—	23	976	—
Changes from principal transactions:				
Total unit transactions	—	67	3,268	(3)
Increase (decrease) in net assets derived from principal transactions	—	67	3,268	(3)
Total increase (decrease) in net assets	—	90	4,244	(3)
Net assets at December 31, 2014	—	775	6,678	100
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	13	117	(1)
Total realized gain (loss) on investments and capital gains distributions	(2)	30	990	25
Net unrealized appreciation (depreciation) of investments	(11)	(74)	(991)	(24)
Net increase (decrease) in net assets resulting from operations	(9)	(31)	116	—
Changes from principal transactions:				
Total unit transactions	339	106	1,182	(53)
Increase (decrease) in net assets derived from principal transactions	339	106	1,182	(53)
Total increase (decrease) in net assets	330	75	1,298	(53)
Net assets at December 31, 2015	$ 330	$ 850	$ 7,976	$ 47

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Columbia^{SM} Acorn® Fund - Class Z	Columbia Mid Cap Value Fund - Class A	Columbia Mid Cap Value Fund - Class Z	CRM Mid Cap Value Fund - Investor Shares
Net assets at January 1, 2014	$ 54	$ 5,980	$ 2	$ 313
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(32)	—	—
Total realized gain (loss) on investments and capital gains distributions	9	1,832	—	82
Net unrealized appreciation (depreciation) of investments	(8)	(1,014)	—	(67)
Net increase (decrease) in net assets resulting from operations	—	786	—	15
Changes from principal transactions:				
Total unit transactions	4	3,650	—	(40)
Increase (decrease) in net assets derived from principal transactions	4	3,650	—	(40)
Total increase (decrease) in net assets	4	4,436	—	(25)
Net assets at December 31, 2014	58	10,416	2	288
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(55)	—	1
Total realized gain (loss) on investments and capital gains distributions	4	1,670	—	89
Net unrealized appreciation (depreciation) of investments	(4)	(2,162)	—	(101)
Net increase (decrease) in net assets resulting from operations	(1)	(547)	—	(11)
Changes from principal transactions:				
Total unit transactions	(50)	(1,359)	—	29
Increase (decrease) in net assets derived from principal transactions	(50)	(1,359)	—	29
Total increase (decrease) in net assets	(51)	(1,906)	—	18
Net assets at December 31, 2015	$ 7	$ 8,510	$ 2	$ 306

The accompanying notes are an integral part of these financial statements.

146

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Davis Financial Fund - Class Y	Delaware Diversified Income Fund - Class A	Delaware Smid Cap Growth Fund - Institutional Class	Delaware Small Cap Value Fund - Class A
Net assets at January 1, 2014	$ —	$ 1,887	$ —	$ 109
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	86	—	(1)
Total realized gain (loss) on investments and capital gains distributions	—	2	—	38
Net unrealized appreciation (depreciation) of investments	—	13	—	(24)
Net increase (decrease) in net assets resulting from operations	—	101	—	13
Changes from principal transactions:				
Total unit transactions	—	2,474	—	570
Increase (decrease) in net assets derived from principal transactions	—	2,474	—	570
Total increase (decrease) in net assets	—	2,575	—	583
Net assets at December 31, 2014	—	4,462	—	692
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	122	—	(3)
Total realized gain (loss) on investments and capital gains distributions	—	(27)	86	50
Net unrealized appreciation (depreciation) of investments	—	(196)	(68)	(125)
Net increase (decrease) in net assets resulting from operations	—	(101)	18	(78)
Changes from principal transactions:				
Total unit transactions	1	103	1,392	375
Increase (decrease) in net assets derived from principal transactions	1	103	1,392	375
Total increase (decrease) in net assets	1	2	1,410	297
Net assets at December 31, 2015	$ 1	$ 4,464	$ 1,410	$ 989

The accompanying notes are an integral part of these financial statements.

147

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Deutsche Small Cap Growth Fund - Class S	DFA Inflation-Protected Securities Portfolio - Institutional Class	Emerging Markets Core Equity Portfolio - Institutional Class	U.S. Targeted Value Portfolio - Institutional Class
Net assets at January 1, 2014	$ —	$ —	$ —	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	2	—	—	—
Net unrealized appreciation (depreciation) of investments	(1)	—	—	—
Net increase (decrease) in net assets resulting from operations	1	—	—	—
Changes from principal transactions:				
Total unit transactions	23	—	—	—
Increase (decrease) in net assets derived from principal transactions	23	—	—	—
Total increase (decrease) in net assets	24	—	—	—
Net assets at December 31, 2014	24	—	—	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	1	11
Total realized gain (loss) on investments and capital gains distributions	1	—	—	84
Net unrealized appreciation (depreciation) of investments	(2)	—	(7)	(188)
Net increase (decrease) in net assets resulting from operations	(1)	—	(6)	(93)
Changes from principal transactions:				
Total unit transactions	4	34	192	2,505
Increase (decrease) in net assets derived from principal transactions	4	34	192	2,505
Total increase (decrease) in net assets	3	34	186	2,412
Net assets at December 31, 2015	$ 27	$ 34	$ 186	$ 2,412

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Dodge & Cox International Stock Fund	Dodge & Cox Stock Fund	Deutsche Equity 500 Index Fund - Class S	Eaton Vance Large-Cap Value Fund - Class R
Net assets at January 1, 2014	$ 380	$ 128	$ 676	$ 131
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	2	6	—
Total realized gain (loss) on investments and capital gains distributions	20	20	74	45
Net unrealized appreciation (depreciation) of investments	(28)	4	3	(33)
Net increase (decrease) in net assets resulting from operations	(3)	26	83	12
Changes from principal transactions:				
Total unit transactions	16	148	(13)	(50)
Increase (decrease) in net assets derived from principal transactions	16	148	(13)	(50)
Total increase (decrease) in net assets	13	174	70	(38)
Net assets at December 31, 2014	393	302	746	93
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	1	4	—
Total realized gain (loss) on investments and capital gains distributions	20	16	91	6
Net unrealized appreciation (depreciation) of investments	(70)	(36)	(95)	(8)
Net increase (decrease) in net assets resulting from operations	(46)	(19)	—	(2)
Changes from principal transactions:				
Total unit transactions	(16)	45	37	(3)
Increase (decrease) in net assets derived from principal transactions	(16)	45	37	(3)
Total increase (decrease) in net assets	(62)	26	37	(5)
Net assets at December 31, 2015	$ 331	$ 328	$ 783	$ 88

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	EuroPacific Growth Fund® - Class R-3	EuroPacific Growth Fund® - Class R-4	Fidelity Advisor® New Insights Fund - Class I	Fidelity® VIP Equity-Income Portfolio - Initial Class
Net assets at January 1, 2014	$ 8,662	$ 314,660	$ 729	$ 306,607
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	33	1,386	(9)	5,435
Total realized gain (loss) on investments and capital gains distributions	650	970	187	4,145
Net unrealized appreciation (depreciation) of investments	(926)	(13,038)	(72)	12,997
Net increase (decrease) in net assets resulting from operations	(243)	(10,682)	106	22,577
Changes from principal transactions:				
Total unit transactions	(1,319)	(8,450)	99	(27,320)
Increase (decrease) in net assets derived from principal transactions	(1,319)	(8,450)	99	(27,320)
Total increase (decrease) in net assets	(1,562)	(19,132)	205	(4,743)
Net assets at December 31, 2014	7,100	295,528	934	301,864
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	51	2,295	(7)	5,779
Total realized gain (loss) on investments and capital gains distributions	446	2,644	59	19,882
Net unrealized appreciation (depreciation) of investments	(580)	(9,915)	(40)	(39,164)
Net increase (decrease) in net assets resulting from operations	(83)	(4,976)	12	(13,503)
Changes from principal transactions:				
Total unit transactions	(744)	(8,643)	234	(34,475)
Increase (decrease) in net assets derived from principal transactions	(744)	(8,643)	234	(34,475)
Total increase (decrease) in net assets	(827)	(13,619)	246	(47,978)
Net assets at December 31, 2015	$ 6,273	$ 281,909	$ 1,180	$ 253,886

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class
Net assets at January 1, 2014	$ 275,001	$ 11,354	$ 36,312	$ 1,320,713
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,239)	575	107	665
Total realized gain (loss) on investments and capital gains distributions	9,482	101	(700)	56,881
Net unrealized appreciation (depreciation) of investments	20,363	(692)	(2,504)	82,142
Net increase (decrease) in net assets resulting from operations	27,606	(16)	(3,097)	139,688
Changes from principal transactions:				
Total unit transactions	(10,109)	813	(3,332)	(80,851)
Increase (decrease) in net assets derived from principal transactions	(10,109)	813	(3,332)	(80,851)
Total increase (decrease) in net assets	17,497	797	(6,429)	58,837
Net assets at December 31, 2014	292,498	12,151	29,883	1,379,550
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,084)	610	127	1,231
Total realized gain (loss) on investments and capital gains distributions	24,951	(12)	(206)	149,895
Net unrealized appreciation (depreciation) of investments	(5,243)	(1,118)	791	(151,601)
Net increase (decrease) in net assets resulting from operations	17,624	(520)	712	(475)
Changes from principal transactions:				
Total unit transactions	(22,700)	(1,190)	(330)	(149,550)
Increase (decrease) in net assets derived from principal transactions	(22,700)	(1,190)	(330)	(149,550)
Total increase (decrease) in net assets	(5,076)	(1,710)	382	(150,025)
Net assets at December 31, 2015	$ 287,422	$ 10,441	$ 30,265	$ 1,229,525

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Mid Cap Portfolio - Initial Class	Fidelity® VIP Asset Manager Portfolio - Initial Class	Franklin Mutual Global Discovery Fund - Class R
Net assets at January 1, 2014	$ 153,676	$ 27,855	$ 23,250	$ 2,610
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	837	74	75	34
Total realized gain (loss) on investments and capital gains distributions	4,424	1,808	1,359	221
Net unrealized appreciation (depreciation) of investments	13,593	(162)	(368)	(144)
Net increase (decrease) in net assets resulting from operations	18,854	1,720	1,066	111
Changes from principal transactions:				
Total unit transactions	3,561	(111)	(1,655)	(128)
Increase (decrease) in net assets derived from principal transactions	3,561	(111)	(1,655)	(128)
Total increase (decrease) in net assets	22,415	1,609	(589)	(17)
Net assets at December 31, 2014	176,091	29,464	22,661	2,593
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,510	—	101	12
Total realized gain (loss) on investments and capital gains distributions	5,449	7,244	1,669	263
Net unrealized appreciation (depreciation) of investments	(6,756)	(5,517)	(1,966)	(366)
Net increase (decrease) in net assets resulting from operations	203	1,727	(196)	(91)
Changes from principal transactions:				
Total unit transactions	632	(31,188)	(1,089)	(873)
Increase (decrease) in net assets derived from principal transactions	632	(31,188)	(1,089)	(873)
Total increase (decrease) in net assets	835	(29,461)	(1,285)	(964)
Net assets at December 31, 2015	$ 176,926	$ 3	$ 21,376	$ 1,629

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Franklin Biotechnology Discovery Fund - Advisor Class	Franklin Natural Resources Fund - Advisor Class	Franklin Small-Mid Cap Growth Fund - Class A	Franklin Small Cap Value VIP Fund - Class 2
Net assets at January 1, 2014	$ —	$ —	$ 759	$ 144,001
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	(3)	(405)
Total realized gain (loss) on investments and capital gains distributions	4	—	160	15,126
Net unrealized appreciation (depreciation) of investments	4	(1)	(136)	(15,311)
Net increase (decrease) in net assets resulting from operations	8	(1)	21	(590)
Changes from principal transactions:				
Total unit transactions	89	4	(474)	(11,303)
Increase (decrease) in net assets derived from principal transactions	89	4	(474)	(11,303)
Total increase (decrease) in net assets	97	3	(453)	(11,893)
Net assets at December 31, 2014	97	3	306	132,108
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	—	(3)	(327)
Total realized gain (loss) on investments and capital gains distributions	35	—	29	27,387
Net unrealized appreciation (depreciation) of investments	(32)	(2)	(34)	(36,873)
Net increase (decrease) in net assets resulting from operations	—	(2)	(8)	(9,813)
Changes from principal transactions:				
Total unit transactions	207	4	(11)	(18,931)
Increase (decrease) in net assets derived from principal transactions	207	4	(11)	(18,931)
Total increase (decrease) in net assets	207	2	(19)	(28,744)
Net assets at December 31, 2015	$ 304	$ 5	$ 287	$ 103,364

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Goldman Sachs Growth Opportunities Fund - Class IR	Growth Fund of America® - Class R-3	Growth Fund of America® - Class R-4	The Hartford Capital Appreciation Fund - Class R4
Net assets at January 1, 2014	$ —	$ 15,914	$ 363,914	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(88)	(2,242)	—
Total realized gain (loss) on investments and capital gains distributions	1	2,781	40,146	—
Net unrealized appreciation (depreciation) of investments	—	(1,397)	(8,466)	—
Net increase (decrease) in net assets resulting from operations	1	1,296	29,438	—
Changes from principal transactions:				
Total unit transactions	2	(490)	(13,292)	—
Increase (decrease) in net assets derived from principal transactions	2	(490)	(13,292)	—
Total increase (decrease) in net assets	3	806	16,146	—
Net assets at December 31, 2014	3	16,720	380,060	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(54)	(1,476)	—
Total realized gain (loss) on investments and capital gains distributions	1	3,220	37,477	—
Net unrealized appreciation (depreciation) of investments	(1)	(2,417)	(19,558)	—
Net increase (decrease) in net assets resulting from operations	—	749	16,443	—
Changes from principal transactions:				
Total unit transactions	6	(3,724)	(26,352)	—
Increase (decrease) in net assets derived from principal transactions	6	(3,724)	(26,352)	—
Total increase (decrease) in net assets	6	(2,975)	(9,909)	—
Net assets at December 31, 2015	$ 9	$ 13,745	$ 370,151	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	The Hartford Dividend And Growth Fund - Class R4	Income Fund of America® - Class R-3	Ivy Science and Technology Fund - Class Y	Janus Aspen Series Balanced Portfolio - Institutional Shares
Net assets at January 1, 2014	$ 4	$ 2,392	$ —	$ 153
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	56	—	1
Total realized gain (loss) on investments and capital gains distributions	—	182	—	9
Net unrealized appreciation (depreciation) of investments	—	(54)	—	1
Net increase (decrease) in net assets resulting from operations	—	184	—	11
Changes from principal transactions:				
Total unit transactions	1	46	31	(17)
Increase (decrease) in net assets derived from principal transactions	1	46	31	(17)
Total increase (decrease) in net assets	1	230	31	(6)
Net assets at December 31, 2014	5	2,622	31	147
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	51	(9)	1
Total realized gain (loss) on investments and capital gains distributions	—	271	14	10
Net unrealized appreciation (depreciation) of investments	(1)	(371)	(160)	(12)
Net increase (decrease) in net assets resulting from operations	(1)	(49)	(155)	(1)
Changes from principal transactions:				
Total unit transactions	1	(539)	1,993	(14)
Increase (decrease) in net assets derived from principal transactions	1	(539)	1,993	(14)
Total increase (decrease) in net assets	—	(588)	1,838	(15)
Net assets at December 31, 2015	$ 5	$ 2,034	$ 1,869	$ 132

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Global Research Portfolio - Institutional Shares	Janus Aspen Series Janus Portfolio - Institutional Shares
Net assets at January 1, 2014	$ 326	$ 38	$ 161	$ 78
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	1	—	(1)
Total realized gain (loss) on investments and capital gains distributions	56	—	27	9
Net unrealized appreciation (depreciation) of investments	(19)	—	(16)	1
Net increase (decrease) in net assets resulting from operations	34	1	11	9
Changes from principal transactions:				
Total unit transactions	(78)	1	(70)	(5)
Increase (decrease) in net assets derived from principal transactions	(78)	1	(70)	(5)
Total increase (decrease) in net assets	(44)	2	(59)	4
Net assets at December 31, 2014	282	40	102	82
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	1	—	—
Total realized gain (loss) on investments and capital gains distributions	57	—	13	16
Net unrealized appreciation (depreciation) of investments	(50)	(1)	(16)	(12)
Net increase (decrease) in net assets resulting from operations	6	—	(3)	4
Changes from principal transactions:				
Total unit transactions	(39)	(3)	(27)	(2)
Increase (decrease) in net assets derived from principal transactions	(39)	(3)	(27)	(2)
Total increase (decrease) in net assets	(33)	(3)	(30)	2
Net assets at December 31, 2015	$ 249	$ 37	$ 72	$ 84

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	JPMorgan Equity Income Fund - Select Class	JPMorgan Government Bond Fund - Select Class	Lazard Emerging Markets Equity Portfolio - Open Shares	Lazard U.S. Mid Cap Equity Portfolio - Open Shares
Net assets at January 1, 2014	$ —	$ 242	$ —	$ 3,922
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	3	—	(19)
Total realized gain (loss) on investments and capital gains distributions	1	(4)	—	325
Net unrealized appreciation (depreciation) of investments	2	9	—	131
Net increase (decrease) in net assets resulting from operations	4	8	—	437
Changes from principal transactions:				
Total unit transactions	64	176	—	(175)
Increase (decrease) in net assets derived from principal transactions	64	176	—	(175)
Total increase (decrease) in net assets	68	184	—	262
Net assets at December 31, 2014	68	426	—	4,184
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	8	—	(43)
Total realized gain (loss) on investments and capital gains distributions	2	6	—	411
Net unrealized appreciation (depreciation) of investments	(8)	(16)	—	(661)
Net increase (decrease) in net assets resulting from operations	(5)	(2)	—	(293)
Changes from principal transactions:				
Total unit transactions	184	538	—	1,305
Increase (decrease) in net assets derived from principal transactions	184	538	—	1,305
Total increase (decrease) in net assets	179	536	—	1,012
Net assets at December 31, 2015	$ 247	$ 962	$ —	$ 5,196

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	ClearBridge Aggressive Growth Fund - Class I	LKCM Aquinas Growth Fund	Loomis Sayles Small Cap Value Fund - Retail Class	Loomis Sayles Limited Term Government and Agency Fund - Class Y
Net assets at January 1, 2014	$ —	$ 411	$ 15,591	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(3)	(99)	2
Total realized gain (loss) on investments and capital gains distributions	2	107	2,999	(1)
Net unrealized appreciation (depreciation) of investments	1	(104)	(2,344)	(1)
Net increase (decrease) in net assets resulting from operations	3	—	556	—
Changes from principal transactions:				
Total unit transactions	93	(63)	(1,832)	373
Increase (decrease) in net assets derived from principal transactions	93	(63)	(1,832)	373
Total increase (decrease) in net assets	96	(63)	(1,276)	373
Net assets at December 31, 2014	96	348	14,315	373
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	(3)	(88)	5
Total realized gain (loss) on investments and capital gains distributions	14	32	1,637	(4)
Net unrealized appreciation (depreciation) of investments	(27)	(25)	(2,189)	(9)
Net increase (decrease) in net assets resulting from operations	(16)	4	(640)	(8)
Changes from principal transactions:				
Total unit transactions	276	23	(1,209)	844
Increase (decrease) in net assets derived from principal transactions	276	23	(1,209)	844
Total increase (decrease) in net assets	260	27	(1,849)	836
Net assets at December 31, 2015	$ 356	$ 375	$ 12,466	$ 1,209

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Loomis Sayles Value Fund - Class Y	Lord Abbett Developing Growth Fund - Class A	Lord Abbett Core Fixed Income Fund - Class A	Lord Abbett Mid Cap Stock Fund - Class A
Net assets at January 1, 2014	$ —	$ 259	$ 46	$ 997
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(2)	—	(3)
Total realized gain (loss) on investments and capital gains distributions	—	50	—	28
Net unrealized appreciation (depreciation) of investments	—	(43)	3	87
Net increase (decrease) in net assets resulting from operations	—	5	3	112
Changes from principal transactions:				
Total unit transactions	—	10	1,209	46
Increase (decrease) in net assets derived from principal transactions	—	10	1,209	46
Total increase (decrease) in net assets	—	15	1,212	158
Net assets at December 31, 2014	—	274	1,258	1,155
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(2)	1	—
Total realized gain (loss) on investments and capital gains distributions	2	25	11	145
Net unrealized appreciation (depreciation) of investments	(2)	(55)	(3)	(204)
Net increase (decrease) in net assets resulting from operations	—	(32)	9	(59)
Changes from principal transactions:				
Total unit transactions	10	35	(1,224)	(230)
Increase (decrease) in net assets derived from principal transactions	10	35	(1,224)	(230)
Total increase (decrease) in net assets	10	3	(1,215)	(289)
Net assets at December 31, 2015	$ 10	$ 277	$ 43	$ 866

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Lord Abbett Small Cap Value Fund - Class A	Lord Abbett Fundamental Equity Fund - Class A	Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	MainStay Large Cap Growth Fund - Class R3
Net assets at January 1, 2014	$ 1,450	$ 264	$ 104,684	$ 637
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(11)	—	(535)	—
Total realized gain (loss) on investments and capital gains distributions	384	54	1,491	134
Net unrealized appreciation (depreciation) of investments	(367)	(38)	9,387	(134)
Net increase (decrease) in net assets resulting from operations	6	16	10,343	—
Changes from principal transactions:				
Total unit transactions	(202)	(15)	(10,441)	(635)
Increase (decrease) in net assets derived from principal transactions	(202)	(15)	(10,441)	(635)
Total increase (decrease) in net assets	(196)	1	(98)	(635)
Net assets at December 31, 2014	1,254	265	104,586	2
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(10)	2	(384)	—
Total realized gain (loss) on investments and capital gains distributions	248	26	7,124	—
Net unrealized appreciation (depreciation) of investments	(263)	(40)	(11,274)	—
Net increase (decrease) in net assets resulting from operations	(25)	(12)	(4,534)	—
Changes from principal transactions:				
Total unit transactions	(51)	41	(8,477)	—
Increase (decrease) in net assets derived from principal transactions	(51)	41	(8,477)	—
Total increase (decrease) in net assets	(76)	29	(13,011)	—
Net assets at December 31, 2015	$ 1,178	$ 294	$ 91,575	$ 2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Massachusetts Investors Growth Stock Fund - Class A	Metropolitan West Total Return Bond Fund - Class I	Metropolitan West Total Return Bond Fund - Class M	MFS® New Discovery Fund - Class R3
Net assets at January 1, 2014	$ 660	$ —	$ 3,490	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	—	77	—
Total realized gain (loss) on investments and capital gains distributions	44	—	37	—
Net unrealized appreciation (depreciation) of investments	27	—	174	—
Net increase (decrease) in net assets resulting from operations	70	—	288	—
Changes from principal transactions:				
Total unit transactions	(8)	—	6,833	1
Increase (decrease) in net assets derived from principal transactions	(8)	—	6,833	1
Total increase (decrease) in net assets	62	—	7,121	1
Net assets at December 31, 2014	722	—	10,611	1
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	15	99	—
Total realized gain (loss) on investments and capital gains distributions	143	34	229	—
Net unrealized appreciation (depreciation) of investments	(155)	(54)	(496)	(2)
Net increase (decrease) in net assets resulting from operations	(11)	(5)	(168)	(2)
Changes from principal transactions:				
Total unit transactions	(592)	3,641	5,299	39
Increase (decrease) in net assets derived from principal transactions	(592)	3,641	5,299	39
Total increase (decrease) in net assets	(603)	3,636	5,131	37
Net assets at December 31, 2015	$ 119	$ 3,636	$ 15,742	$ 38

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	MFS® International Value Fund - Class R3	Neuberger Berman Genesis Fund - Trust Class	Neuberger Berman Socially Responsive Fund - Institutional Class	Neuberger Berman Socially Responsive Fund - Trust Class
Net assets at January 1, 2014	$ —	$ 198	$ —	$ 14,445
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(2)	—	(5)
Total realized gain (loss) on investments and capital gains distributions	—	59	—	2,720
Net unrealized appreciation (depreciation) of investments	(1)	(44)	—	(1,516)
Net increase (decrease) in net assets resulting from operations	(1)	13	—	1,199
Changes from principal transactions:				
Total unit transactions	14	262	—	(2,299)
Increase (decrease) in net assets derived from principal transactions	14	262	—	(2,299)
Total increase (decrease) in net assets	13	275	—	(1,100)
Net assets at December 31, 2014	13	473	—	13,345
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(5)	3	(2)
Total realized gain (loss) on investments and capital gains distributions	1	50	18	1,329
Net unrealized appreciation (depreciation) of investments	(2)	(50)	(22)	(1,510)
Net increase (decrease) in net assets resulting from operations	(1)	(5)	(1)	(183)
Changes from principal transactions:				
Total unit transactions	78	41	386	(1,353)
Increase (decrease) in net assets derived from principal transactions	78	41	386	(1,353)
Total increase (decrease) in net assets	77	36	385	(1,536)
Net assets at December 31, 2015	$ 90	$ 509	$ 385	$ 11,809

The accompanying notes are an integral part of these financial statements.

162

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	New Perspective Fund® - Class R-3	New Perspective Fund® - Class R-4	New World Fund® - Class R-4	Nuveen Global Infrastructure Fund - Class I
Net assets at January 1, 2014	$ 2,417	$ 114,954	$ —	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5)	(272)	—	16
Total realized gain (loss) on investments and capital gains distributions	339	8,102	1	72
Net unrealized appreciation (depreciation) of investments	(286)	(4,995)	(3)	(84)
Net increase (decrease) in net assets resulting from operations	48	2,835	(2)	4
Changes from principal transactions:				
Total unit transactions	(353)	4,062	29	1,193
Increase (decrease) in net assets derived from principal transactions	(353)	4,062	29	1,193
Total increase (decrease) in net assets	(305)	6,897	27	1,197
Net assets at December 31, 2014	2,112	121,851	27	1,197
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(207)	1	8
Total realized gain (loss) on investments and capital gains distributions	251	8,095	(1)	(61)
Net unrealized appreciation (depreciation) of investments	(155)	(2,512)	(9)	(36)
Net increase (decrease) in net assets resulting from operations	94	5,376	(9)	(89)
Changes from principal transactions:				
Total unit transactions	(135)	3,410	165	(79)
Increase (decrease) in net assets derived from principal transactions	(135)	3,410	165	(79)
Total increase (decrease) in net assets	(41)	8,786	156	(168)
Net assets at December 31, 2015	$ 2,071	$ 130,637	$ 183	$ 1,029

The accompanying notes are an integral part of these financial statements.

163

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Nuveen U.S. Infrastructure Bond Fund - Class I	Oppenheimer Capital Appreciation Fund - Class A	Oppenheimer Developing Markets Fund - Class A	Oppenheimer Developing Markets Fund - Class Y
Net assets at January 1, 2014	$ —	$ 106	$ 280,181	$ 39,124
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(1)	(2,119)	62
Total realized gain (loss) on investments and capital gains distributions	—	20	20,835	1,162
Net unrealized appreciation (depreciation) of investments	1	(5)	(34,012)	(3,251)
Net increase (decrease) in net assets resulting from operations	2	14	(15,296)	(2,027)
Changes from principal transactions:				
Total unit transactions	202	(16)	(15,191)	1,614
Increase (decrease) in net assets derived from principal transactions	202	(16)	(15,191)	1,614
Total increase (decrease) in net assets	204	(2)	(30,487)	(413)
Net assets at December 31, 2014	204	104	249,694	38,711
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	30	(1)	(1,510)	85
Total realized gain (loss) on investments and capital gains distributions	(18)	16	14,284	107
Net unrealized appreciation (depreciation) of investments	(48)	(12)	(48,643)	(5,820)
Net increase (decrease) in net assets resulting from operations	(36)	3	(35,869)	(5,628)
Changes from principal transactions:				
Total unit transactions	667	(22)	(16,411)	831
Increase (decrease) in net assets derived from principal transactions	667	(22)	(16,411)	831
Total increase (decrease) in net assets	631	(19)	(52,280)	(4,797)
Net assets at December 31, 2015	$ 835	$ 85	$ 197,414	$ 33,914

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Oppenheimer Gold & Special Minerals Fund - Class A	Oppenheimer International Bond Fund - Class A	Oppenheimer International Growth Fund - Class Y	Oppenheimer International Small-Mid Company Fund - Class Y
Net assets at January 1, 2014	$ 15	$ 141	$ —	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	3	—	—
Total realized gain (loss) on investments and capital gains distributions	(1)	(8)	—	—
Net unrealized appreciation (depreciation) of investments	(4)	6	—	—
Net increase (decrease) in net assets resulting from operations	(5)	1	—	—
Changes from principal transactions:				
Total unit transactions	11	(85)	10	12
Increase (decrease) in net assets derived from principal transactions	11	(85)	10	12
Total increase (decrease) in net assets	6	(84)	10	12
Net assets at December 31, 2014	21	57	10	12
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	1	—	(1)
Total realized gain (loss) on investments and capital gains distributions	(5)	(1)	—	—
Net unrealized appreciation (depreciation) of investments	(2)	(3)	(3)	15
Net increase (decrease) in net assets resulting from operations	(7)	(3)	(3)	14
Changes from principal transactions:				
Total unit transactions	10	—	107	137
Increase (decrease) in net assets derived from principal transactions	10	—	107	137
Total increase (decrease) in net assets	3	(3)	104	151
Net assets at December 31, 2015	$ 24	$ 54	$ 114	$ 163

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Oppenheimer Discovery Mid Cap Growth Fund/VA	Oppenheimer Global Fund/VA	Oppenheimer Global Strategic Income Fund/VA	Oppenheimer Main Street Fund®/VA
Net assets at January 1, 2014	$ 46	$ 261	$ 99	$ 77
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	1	3	—
Total realized gain (loss) on investments and capital gains distributions	3	22	—	5
Net unrealized appreciation (depreciation) of investments	(14)	(19)	(2)	2
Net increase (decrease) in net assets resulting from operations	(12)	4	1	7
Changes from principal transactions:				
Total unit transactions	(19)	(43)	(2)	(10)
Increase (decrease) in net assets derived from principal transactions	(19)	(43)	(2)	(10)
Total increase (decrease) in net assets	(31)	(39)	(1)	(3)
Net assets at December 31, 2014	15	222	98	74
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	1	5	—
Total realized gain (loss) on investments and capital gains distributions	1	17	—	14
Net unrealized appreciation (depreciation) of investments	—	(11)	(8)	(12)
Net increase (decrease) in net assets resulting from operations	1	7	(3)	2
Changes from principal transactions:				
Total unit transactions	(1)	(4)	1	(10)
Increase (decrease) in net assets derived from principal transactions	(1)	(4)	1	(10)
Total increase (decrease) in net assets	—	3	(2)	(8)
Net assets at December 31, 2015	$ 15	$ 225	$ 96	$ 66

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Oppenheimer Main Street Small Cap Fund®/VA	Parnassus Small Cap Fund[SM]	Parnassus Core Equity Fund[SM] - Investor Shares	Pax World Balanced Fund - Individual Investor Class
Net assets at January 1, 2014	$ 23,499	$ —	$ 7,389	$ 49,414
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	9	—	100	(72)
Total realized gain (loss) on investments and capital gains distributions	5,490	—	381	4,164
Net unrealized appreciation (depreciation) of investments	(2,793)	—	1,222	(949)
Net increase (decrease) in net assets resulting from operations	2,706	—	1,703	3,143
Changes from principal transactions:				
Total unit transactions	2,149	—	8,279	(7,639)
Increase (decrease) in net assets derived from principal transactions	2,149	—	8,279	(7,639)
Total increase (decrease) in net assets	4,855	—	9,982	(4,496)
Net assets at December 31, 2014	28,354	—	17,371	44,918
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	9	—	270	(79)
Total realized gain (loss) on investments and capital gains distributions	6,110	—	1,936	2,675
Net unrealized appreciation (depreciation) of investments	(7,906)	—	(2,502)	(3,229)
Net increase (decrease) in net assets resulting from operations	(1,787)	—	(296)	(633)
Changes from principal transactions:				
Total unit transactions	(1,217)	—	4,319	(3,897)
Increase (decrease) in net assets derived from principal transactions	(1,217)	—	4,319	(3,897)
Total increase (decrease) in net assets	(3,004)	—	4,023	(4,530)
Net assets at December 31, 2015	$ 25,350	$ —	$ 21,394	$ 40,388

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income Fund - Class Y	Pioneer High Yield Fund - Class A
Net assets at January 1, 2014	$ —	$ 148,758	$ 4,551	$ 1,966
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	829	134	73
Total realized gain (loss) on investments and capital gains distributions	—	(541)	799	117
Net unrealized appreciation (depreciation) of investments	(2)	3,343	(164)	(206)
Net increase (decrease) in net assets resulting from operations	(2)	3,631	769	(16)
Changes from principal transactions:				
Total unit transactions	16	(24,985)	3,118	73
Increase (decrease) in net assets derived from principal transactions	16	(24,985)	3,118	73
Total increase (decrease) in net assets	14	(21,354)	3,887	57
Net assets at December 31, 2014	14	127,404	8,438	2,023
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	15	3,483	112	79
Total realized gain (loss) on investments and capital gains distributions	(10)	(2,671)	896	22
Net unrealized appreciation (depreciation) of investments	(93)	(4,757)	(1,041)	(197)
Net increase (decrease) in net assets resulting from operations	(88)	(3,945)	(33)	(96)
Changes from principal transactions:				
Total unit transactions	606	(22,159)	1,901	(200)
Increase (decrease) in net assets derived from principal transactions	606	(22,159)	1,901	(200)
Total increase (decrease) in net assets	518	(26,104)	1,868	(296)
Net assets at December 31, 2015	$ 532	$ 101,300	$ 10,306	$ 1,727

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Pioneer Strategic Income Fund - Class A	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer Equity Income VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I
Net assets at January 1, 2014	$ 1,357	$ 12,937	$ —	$ 30,910
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	45	(24)	—	1,064
Total realized gain (loss) on investments and capital gains distributions	11	(84)	—	3,219
Net unrealized appreciation (depreciation) of investments	(3)	(1,498)	—	(4,183)
Net increase (decrease) in net assets resulting from operations	53	(1,606)	—	100
Changes from principal transactions:				
Total unit transactions	(56)	(960)	9	(7,740)
Increase (decrease) in net assets derived from principal transactions	(56)	(960)	9	(7,740)
Total increase (decrease) in net assets	(3)	(2,566)	9	(7,640)
Net assets at December 31, 2014	1,354	10,371	9	23,270
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	40	313	1	831
Total realized gain (loss) on investments and capital gains distributions	(28)	268	1	70
Net unrealized appreciation (depreciation) of investments	(36)	(2,162)	(2)	(1,853)
Net increase (decrease) in net assets resulting from operations	(24)	(1,581)	—	(952)
Changes from principal transactions:				
Total unit transactions	(141)	(1,191)	47	(3,483)
Increase (decrease) in net assets derived from principal transactions	(141)	(1,191)	47	(3,483)
Total increase (decrease) in net assets	(165)	(2,772)	47	(4,435)
Net assets at December 31, 2015	$ 1,189	$ 7,599	$ 56	$ 18,835

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Prudential Jennison Utility Fund - Class Z	Columbia Diversified Equity Income Fund - Class K	Columbia Diversified Equity Income Fund - Class R4	Royce Total Return Fund - K Class
Net assets at January 1, 2014	$ —	$ 9,524	$ 122	$ 2
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	44	1	—
Total realized gain (loss) on investments and capital gains distributions	2	1,318	17	—
Net unrealized appreciation (depreciation) of investments	(2)	(305)	(8)	—
Net increase (decrease) in net assets resulting from operations	—	1,057	10	—
Changes from principal transactions:				
Total unit transactions	23	394	(18)	—
Increase (decrease) in net assets derived from principal transactions	23	394	(18)	—
Total increase (decrease) in net assets	23	1,451	(8)	—
Net assets at December 31, 2014	23	10,975	114	2
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	114	2	—
Total realized gain (loss) on investments and capital gains distributions	—	1,582	20	—
Net unrealized appreciation (depreciation) of investments	(7)	(2,004)	(24)	—
Net increase (decrease) in net assets resulting from operations	(6)	(308)	(2)	—
Changes from principal transactions:				
Total unit transactions	25	(692)	(11)	—
Increase (decrease) in net assets derived from principal transactions	25	(692)	(11)	—
Total increase (decrease) in net assets	19	(1,000)	(13)	—
Net assets at December 31, 2015	$ 42	$ 9,975	$ 101	$ 2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Ave Maria Rising Dividend Fund	SMALLCAP World Fund® - Class R-4	T. Rowe Price Institutional Large-Cap Growth Fund	T. Rowe Price Mid-Cap Value Fund - R Class
Net assets at January 1, 2014	$ —	$ 12,144	$ —	$ 928
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(122)	—	(1)
Total realized gain (loss) on investments and capital gains distributions	—	1,629	—	172
Net unrealized appreciation (depreciation) of investments	—	(1,432)	—	(84)
Net increase (decrease) in net assets resulting from operations	—	75	—	87
Changes from principal transactions:				
Total unit transactions	—	(378)	—	20
Increase (decrease) in net assets derived from principal transactions	—	(378)	—	20
Total increase (decrease) in net assets	—	(303)	—	107
Net assets at December 31, 2014	—	11,841	—	1,035
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(137)	1	1
Total realized gain (loss) on investments and capital gains distributions	18	1,259	150	156
Net unrealized appreciation (depreciation) of investments	(29)	(1,146)	(120)	(198)
Net increase (decrease) in net assets resulting from operations	(10)	(24)	31	(41)
Changes from principal transactions:				
Total unit transactions	447	2,886	3,953	(84)
Increase (decrease) in net assets derived from principal transactions	447	2,886	3,953	(84)
Total increase (decrease) in net assets	437	2,862	3,984	(125)
Net assets at December 31, 2015	$ 437	$ 14,703	$ 3,984	$ 910

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	T. Rowe Price Value Fund - Advisor Class	TCW Total Return Bond Fund - Class N	Templeton Foreign Fund - Class A	Templeton Global Bond Fund - Advisor Class
Net assets at January 1, 2014	$ 285	$ —	$ 1,820	$ 39,880
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	34	2,457
Total realized gain (loss) on investments and capital gains distributions	52	—	117	87
Net unrealized appreciation (depreciation) of investments	(15)	—	(357)	(2,001)
Net increase (decrease) in net assets resulting from operations	37	—	(206)	543
Changes from principal transactions:				
Total unit transactions	8	—	(12)	(2,335)
Increase (decrease) in net assets derived from principal transactions	8	—	(12)	(2,335)
Total increase (decrease) in net assets	45	—	(218)	(1,792)
Net assets at December 31, 2014	330	—	1,602	38,088
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	9	—	1,006
Total realized gain (loss) on investments and capital gains distributions	56	15	14	(736)
Net unrealized appreciation (depreciation) of investments	(70)	(37)	(27)	(1,886)
Net increase (decrease) in net assets resulting from operations	(13)	(13)	(13)	(1,616)
Changes from principal transactions:				
Total unit transactions	(63)	2,484	(1,090)	(4,465)
Increase (decrease) in net assets derived from principal transactions	(63)	2,484	(1,090)	(4,465)
Total increase (decrease) in net assets	(76)	2,471	(1,103)	(6,081)
Net assets at December 31, 2015	$ 254	$ 2,471	$ 499	$ 32,007

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Templeton Global Bond Fund - Class A	Third Avenue Real Estate Value Fund - Institutional Class	Thornburg International Value Fund - Class R4	Touchstone Value Fund - Institutional Class
Net assets at January 1, 2014	$ 200,725	$ —	$ 46	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	10,282	—	—	—
Total realized gain (loss) on investments and capital gains distributions	4,700	—	4	—
Net unrealized appreciation (depreciation) of investments	(13,460)	—	(7)	—
Net increase (decrease) in net assets resulting from operations	1,522	—	(3)	—
Changes from principal transactions:				
Total unit transactions	(22,193)	4	2	—
Increase (decrease) in net assets derived from principal transactions	(22,193)	4	2	—
Total increase (decrease) in net assets	(20,671)	4	(1)	—
Net assets at December 31, 2014	180,054	4	45	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3,373	—	—	16
Total realized gain (loss) on investments and capital gains distributions	(617)	1	8	91
Net unrealized appreciation (depreciation) of investments	(11,410)	(2)	(5)	(130)
Net increase (decrease) in net assets resulting from operations	(8,654)	(1)	3	(23)
Changes from principal transactions:				
Total unit transactions	(27,361)	16	3	1,609
Increase (decrease) in net assets derived from principal transactions	(27,361)	16	3	1,609
Total increase (decrease) in net assets	(36,015)	15	6	1,586
Net assets at December 31, 2015	$ 144,039	$ 19	$ 51	$ 1,586

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	USAA Precious Metals and Minerals Fund - Adviser Shares	Diversified Value Portfolio	Equity Income Portfolio	Small Company Growth Portfolio
Net assets at January 1, 2014	$ 6,749	$ 107	$ 245	$ 23
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	11	1	4	—
Total realized gain (loss) on investments and capital gains distributions	(2,413)	5	25	4
Net unrealized appreciation (depreciation) of investments	735	3	(6)	(3)
Net increase (decrease) in net assets resulting from operations	(1,667)	9	23	1
Changes from principal transactions:				
Total unit transactions	4,013	—	(19)	—
Increase (decrease) in net assets derived from principal transactions	4,013	—	(19)	—
Total increase (decrease) in net assets	2,346	9	4	1
Net assets at December 31, 2014	9,095	116	249	24
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(81)	2	4	—
Total realized gain (loss) on investments and capital gains distributions	(1,122)	7	32	3
Net unrealized appreciation (depreciation) of investments	(1,097)	(13)	(36)	(4)
Net increase (decrease) in net assets resulting from operations	(2,300)	(4)	—	(1)
Changes from principal transactions:				
Total unit transactions	419	4	(12)	3
Increase (decrease) in net assets derived from principal transactions	419	4	(12)	3
Total increase (decrease) in net assets	(1,881)	—	(12)	2
Net assets at December 31, 2015	$ 7,214	$ 116	$ 237	$ 26

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Victory Integrity Small-Cap Value Fund - Class Y	Victory Sycamore Small Company Opportunity Fund - Class R	Voya Balanced Portfolio - Class I	Voya Growth Opportunities Fund - Class A
Net assets at January 1, 2014	$ —	$ 20	$ 317,105	$ 107
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	1,725	(1)
Total realized gain (loss) on investments and capital gains distributions	—	2	4,635	17
Net unrealized appreciation (depreciation) of investments	—	(1)	9,094	(6)
Net increase (decrease) in net assets resulting from operations	—	1	15,454	10
Changes from principal transactions:				
Total unit transactions	6	4	(32,930)	(17)
Increase (decrease) in net assets derived from principal transactions	6	4	(32,930)	(17)
Total increase (decrease) in net assets	6	5	(17,476)	(7)
Net assets at December 31, 2014	6	25	299,629	100
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	2,547	(1)
Total realized gain (loss) on investments and capital gains distributions	1	4	2,985	8
Net unrealized appreciation (depreciation) of investments	(3)	(3)	(13,339)	(2)
Net increase (decrease) in net assets resulting from operations	(2)	1	(7,807)	5
Changes from principal transactions:				
Total unit transactions	41	2	(32,675)	19
Increase (decrease) in net assets derived from principal transactions	41	2	(32,675)	19
Total increase (decrease) in net assets	39	3	(40,482)	24
Net assets at December 31, 2015	$ 45	$ 28	$ 259,147	$ 124

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Large Cap Value Fund - Class A	Voya Real Estate Fund - Class A	Voya GNMA Income Fund - Class A	Voya Intermediate Bond Fund - Class A
Net assets at January 1, 2014	$ 6	$ 1,908	$ 3,821	$ 2,006
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	38	97	41
Total realized gain (loss) on investments and capital gains distributions	—	257	(32)	24
Net unrealized appreciation (depreciation) of investments	—	189	84	40
Net increase (decrease) in net assets resulting from operations	—	484	149	105
Changes from principal transactions:				
Total unit transactions	1	(367)	(486)	(337)
Increase (decrease) in net assets derived from principal transactions	1	(367)	(486)	(337)
Total increase (decrease) in net assets	1	117	(337)	(232)
Net assets at December 31, 2014	7	2,025	3,484	1,774
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	35	77	27
Total realized gain (loss) on investments and capital gains distributions	(8)	334	(32)	(6)
Net unrealized appreciation (depreciation) of investments	(7)	(342)	(16)	(23)
Net increase (decrease) in net assets resulting from operations	(14)	27	29	(2)
Changes from principal transactions:				
Total unit transactions	95	(646)	(261)	(377)
Increase (decrease) in net assets derived from principal transactions	95	(646)	(261)	(377)
Total increase (decrease) in net assets	81	(619)	(232)	(379)
Net assets at December 31, 2015	$ 88	$ 1,406	$ 3,252	$ 1,395

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Intermediate Bond Portfolio - Class I	Voya Intermediate Bond Portfolio - Class S	Voya Global Perspectives Portfolio - Class I	Voya Global Resources Portfolio - Institutional Class
Net assets at January 1, 2014	$ 348,194	$ 993	$ —	$ 28
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8,287	26	(3)	—
Total realized gain (loss) on investments and capital gains distributions	(239)	6	1	—
Net unrealized appreciation (depreciation) of investments	11,424	28	(5)	(4)
Net increase (decrease) in net assets resulting from operations	19,472	60	(7)	(4)
Changes from principal transactions:				
Total unit transactions	(16,538)	(72)	929	1
Increase (decrease) in net assets derived from principal transactions	(16,538)	(72)	929	1
Total increase (decrease) in net assets	2,934	(12)	922	(3)
Net assets at December 31, 2014	351,128	981	922	25
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	13,099	79	30	—
Total realized gain (loss) on investments and capital gains distributions	(858)	7	36	(7)
Net unrealized appreciation (depreciation) of investments	(13,900)	(93)	(169)	6
Net increase (decrease) in net assets resulting from operations	(1,659)	(7)	(103)	(1)
Changes from principal transactions:				
Total unit transactions	128,339	1,694	1,476	(24)
Increase (decrease) in net assets derived from principal transactions	128,339	1,694	1,476	(24)
Total increase (decrease) in net assets	126,680	1,687	1,373	(25)
Net assets at December 31, 2015	$ 477,808	$ 2,668	$ 2,295	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Global Resources Portfolio - Service Class	Voya High Yield Portfolio - Adviser Class	Voya High Yield Portfolio - Institutional Class	Voya High Yield Portfolio - Service Class
Net assets at January 1, 2014	$ 97,667	$ 46	$ 31,115	$ 27,339
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	3	1,768	1,359
Total realized gain (loss) on investments and capital gains distributions	(820)	—	158	265
Net unrealized appreciation (depreciation) of investments	(11,579)	(2)	(1,715)	(1,510)
Net increase (decrease) in net assets resulting from operations	(12,401)	1	211	114
Changes from principal transactions:				
Total unit transactions	(3,264)	(3)	(49)	(2,829)
Increase (decrease) in net assets derived from principal transactions	(3,264)	(3)	(49)	(2,829)
Total increase (decrease) in net assets	(15,665)	(2)	162	(2,715)
Net assets at December 31, 2014	82,002	44	31,277	24,624
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,124	2	1,645	1,147
Total realized gain (loss) on investments and capital gains distributions	(3,988)	—	(332)	(321)
Net unrealized appreciation (depreciation) of investments	836	(3)	(1,979)	(1,454)
Net increase (decrease) in net assets resulting from operations	(2,028)	(1)	(666)	(628)
Changes from principal transactions:				
Total unit transactions	(79,974)	(9)	(3,047)	(4,392)
Increase (decrease) in net assets derived from principal transactions	(79,974)	(9)	(3,047)	(4,392)
Total increase (decrease) in net assets	(82,002)	(10)	(3,713)	(5,020)
Net assets at December 31, 2015	$ —	$ 34	$ 27,564	$ 19,604

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Large Cap Growth Portfolio - Adviser Class	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Growth Portfolio - Service Class	Voya Large Cap Value Portfolio - Adviser Class
Net assets at January 1, 2014	$ 187	$ 254,592	$ 1,972	$ 29
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(1,653)	(38)	—
Total realized gain (loss) on investments and capital gains distributions	21	27,793	992	2
Net unrealized appreciation (depreciation) of investments	2	13,856	111	—
Net increase (decrease) in net assets resulting from operations	22	39,996	1,065	2
Changes from principal transactions:				
Total unit transactions	1	139,940	2,376	(7)
Increase (decrease) in net assets derived from principal transactions	1	139,940	2,376	(7)
Total increase (decrease) in net assets	23	179,936	3,441	(5)
Net assets at December 31, 2014	210	434,528	5,413	24
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(1,585)	(3)	—
Total realized gain (loss) on investments and capital gains distributions	43	54,917	620	1
Net unrealized appreciation (depreciation) of investments	(35)	(30,020)	(304)	(3)
Net increase (decrease) in net assets resulting from operations	7	23,312	313	(2)
Changes from principal transactions:				
Total unit transactions	(54)	(14,309)	201	(1)
Increase (decrease) in net assets derived from principal transactions	(54)	(14,309)	201	(1)
Total increase (decrease) in net assets	(47)	9,003	514	(3)
Net assets at December 31, 2015	$ 163	$ 443,531	$ 5,927	$ 21

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Large Cap Value Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Service Class	Voya Limited Maturity Bond Portfolio - Adviser Class	Voya Multi-Manager Large Cap Core Portfolio - Institutional Class
Net assets at January 1, 2014	$ 342,341	$ 1,259	$ 18	$ 24,438
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4,345	(26)	—	81
Total realized gain (loss) on investments and capital gains distributions	21,559	232	—	5,440
Net unrealized appreciation (depreciation) of investments	4,481	(222)	—	(3,406)
Net increase (decrease) in net assets resulting from operations	30,385	(16)	—	2,115
Changes from principal transactions:				
Total unit transactions	11,503	438	1	(9,313)
Increase (decrease) in net assets derived from principal transactions	11,503	438	1	(9,313)
Total increase (decrease) in net assets	41,888	422	1	(7,198)
Net assets at December 31, 2014	384,229	1,681	19	17,240
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3,097	20	—	20
Total realized gain (loss) on investments and capital gains distributions	40,389	76	—	2,639
Net unrealized appreciation (depreciation) of investments	(62,632)	(200)	—	(2,856)
Net increase (decrease) in net assets resulting from operations	(19,146)	(104)	—	(197)
Changes from principal transactions:				
Total unit transactions	(39,626)	81	18	(2,855)
Increase (decrease) in net assets derived from principal transactions	(39,626)	81	18	(2,855)
Total increase (decrease) in net assets	(58,772)	(23)	18	(3,052)
Net assets at December 31, 2015	$ 325,457	$ 1,658	$ 37	$ 14,188

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Multi-Manager Large Cap Core Portfolio - Service Class	Voya U.S. Stock Index Portfolio - Institutional Class	VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	VY® Clarion Global Real Estate Portfolio - Adviser Class
Net assets at January 1, 2014	$ 338	$ 14,396	$ 65	$ 6
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	304	1	—
Total realized gain (loss) on investments and capital gains distributions	45	2,251	(5)	—
Net unrealized appreciation (depreciation) of investments	2	(459)	6	1
Net increase (decrease) in net assets resulting from operations	47	2,096	2	1
Changes from principal transactions:				
Total unit transactions	(3)	3,216	(24)	—
Increase (decrease) in net assets derived from principal transactions	(3)	3,216	(24)	—
Total increase (decrease) in net assets	44	5,312	(22)	1
Net assets at December 31, 2014	382	19,708	43	7
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	233	—	—
Total realized gain (loss) on investments and capital gains distributions	32	3,827	(1)	(1)
Net unrealized appreciation (depreciation) of investments	(37)	(3,944)	(1)	(1)
Net increase (decrease) in net assets resulting from operations	(6)	116	(2)	(2)
Changes from principal transactions:				
Total unit transactions	15	(4,646)	(3)	2
Increase (decrease) in net assets derived from principal transactions	15	(4,646)	(3)	2
Total increase (decrease) in net assets	9	(4,530)	(5)	—
Net assets at December 31, 2015	$ 391	$ 15,178	$ 38	$ 7

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	VY® Clarion Global Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Adviser Class	VY® Clarion Real Estate Portfolio - Institutional Class	VY® Clarion Real Estate Portfolio - Service Class
Net assets at January 1, 2014	$ 82,599	$ 38	$ 1,928	$ 50,213
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	431	1	14	250
Total realized gain (loss) on investments and capital gains distributions	1,375	4	114	3,428
Net unrealized appreciation (depreciation) of investments	8,950	8	414	10,579
Net increase (decrease) in net assets resulting from operations	10,756	13	542	14,257
Changes from principal transactions:				
Total unit transactions	(650)	2	(61)	1,316
Increase (decrease) in net assets derived from principal transactions	(650)	2	(61)	1,316
Total increase (decrease) in net assets	10,106	15	481	15,573
Net assets at December 31, 2014	92,705	53	2,409	65,786
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2,208	1	13	274
Total realized gain (loss) on investments and capital gains distributions	4,591	6	150	4,820
Net unrealized appreciation (depreciation) of investments	(9,097)	(5)	(109)	(4,118)
Net increase (decrease) in net assets resulting from operations	(2,298)	2	54	976
Changes from principal transactions:				
Total unit transactions	(2,045)	(16)	(201)	(4,309)
Increase (decrease) in net assets derived from principal transactions	(2,045)	(16)	(201)	(4,309)
Total increase (decrease) in net assets	(4,343)	(14)	(147)	(3,333)
Net assets at December 31, 2015	$ 88,362	$ 39	$ 2,262	$ 62,453

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	VY® FMR Diversified Mid Cap Portfolio - Institutional Class	VY® FMR Diversified Mid Cap Portfolio - Service Class	VY® FMR Diversified Mid Cap Portfolio - Service 2 Class	VY® Invesco Growth and Income Portfolio - Institutional Class
Net assets at January 1, 2014	$ 36,469	$ 59,652	$ 38	$ 12,257
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6)	(391)	—	127
Total realized gain (loss) on investments and capital gains distributions	7,170	13,448	6	1,295
Net unrealized appreciation (depreciation) of investments	(5,083)	(10,280)	(4)	76
Net increase (decrease) in net assets resulting from operations	2,081	2,777	2	1,498
Changes from principal transactions:				
Total unit transactions	(1,539)	(7,635)	—	8,828
Increase (decrease) in net assets derived from principal transactions	(1,539)	(7,635)	—	8,828
Total increase (decrease) in net assets	542	(4,858)	2	10,326
Net assets at December 31, 2014	37,011	54,794	40	22,583
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(21)	(405)	—	683
Total realized gain (loss) on investments and capital gains distributions	7,289	11,001	8	3,793
Net unrealized appreciation (depreciation) of investments	(7,770)	(11,836)	(8)	(5,190)
Net increase (decrease) in net assets resulting from operations	(502)	(1,240)	—	(714)
Changes from principal transactions:				
Total unit transactions	(4,993)	(3,285)	(11)	31
Increase (decrease) in net assets derived from principal transactions	(4,993)	(3,285)	(11)	31
Total increase (decrease) in net assets	(5,495)	(4,525)	(11)	(683)
Net assets at December 31, 2015	$ 31,516	$ 50,269	$ 29	$ 21,900

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class
Net assets at January 1, 2014	$ 25,945	$ 265	$ 24,242	$ 20,444
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	69	1	26	(24)
Total realized gain (loss) on investments and capital gains distributions	3,054	18	2,672	2,312
Net unrealized appreciation (depreciation) of investments	(814)	(14)	(2,670)	(2,330)
Net increase (decrease) in net assets resulting from operations	2,309	5	28	(42)
Changes from principal transactions:				
Total unit transactions	(1,230)	51	(1,778)	(311)
Increase (decrease) in net assets derived from principal transactions	(1,230)	51	(1,778)	(311)
Total increase (decrease) in net assets	1,079	56	(1,750)	(353)
Net assets at December 31, 2014	27,024	321	22,492	20,091
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	616	1	94	30
Total realized gain (loss) on investments and capital gains distributions	4,976	—	351	465
Net unrealized appreciation (depreciation) of investments	(6,614)	(52)	(3,910)	(3,685)
Net increase (decrease) in net assets resulting from operations	(1,022)	(51)	(3,465)	(3,190)
Changes from principal transactions:				
Total unit transactions	(341)	(47)	(1,889)	(1,394)
Increase (decrease) in net assets derived from principal transactions	(341)	(47)	(1,889)	(1,394)
Total increase (decrease) in net assets	(1,363)	(98)	(5,354)	(4,584)
Net assets at December 31, 2015	$ 25,661	$ 223	$ 17,138	$ 15,507

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	VY® Morgan Stanley Global Franchise Portfolio - Adviser Class
Net assets at January 1, 2014	$ 22	$ 19,469	$ 17,992	$ 37
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	26	(115)	1
Total realized gain (loss) on investments and capital gains distributions	3	2,346	2,220	5
Net unrealized appreciation (depreciation) of investments	(1)	(400)	(621)	(4)
Net increase (decrease) in net assets resulting from operations	2	1,972	1,484	2
Changes from principal transactions:				
Total unit transactions	—	5,263	2,567	(9)
Increase (decrease) in net assets derived from principal transactions	—	5,263	2,567	(9)
Total increase (decrease) in net assets	2	7,235	4,051	(7)
Net assets at December 31, 2014	24	26,704	22,043	30
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	4	(171)	1
Total realized gain (loss) on investments and capital gains distributions	7	4,065	3,442	4
Net unrealized appreciation (depreciation) of investments	(7)	(5,369)	(4,375)	(2)
Net increase (decrease) in net assets resulting from operations	—	(1,300)	(1,104)	3
Changes from principal transactions:				
Total unit transactions	17	4,519	1,678	—
Increase (decrease) in net assets derived from principal transactions	17	4,519	1,678	—
Total increase (decrease) in net assets	17	3,219	574	3
Net assets at December 31, 2015	$ 41	$ 29,923	$ 22,617	$ 33

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Adviser Class
Net assets at January 1, 2014	$ 346	$ 159,719	$ 489,494	$ 1,793
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	2,081	2,172	21
Total realized gain (loss) on investments and capital gains distributions	38	16,055	49,009	333
Net unrealized appreciation (depreciation) of investments	2	1,680	4,247	(237)
Net increase (decrease) in net assets resulting from operations	43	19,816	55,428	117
Changes from principal transactions:				
Total unit transactions	14	11,888	19,413	(375)
Increase (decrease) in net assets derived from principal transactions	14	11,888	19,413	(375)
Total increase (decrease) in net assets	57	31,704	74,841	(258)
Net assets at December 31, 2014	403	191,423	564,335	1,535
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	2,408	2,314	19
Total realized gain (loss) on investments and capital gains distributions	60	28,105	82,840	244
Net unrealized appreciation (depreciation) of investments	(43)	(20,669)	(60,977)	(374)
Net increase (decrease) in net assets resulting from operations	20	9,844	24,177	(111)
Changes from principal transactions:				
Total unit transactions	6	20,415	37,092	(167)
Increase (decrease) in net assets derived from principal transactions	6	20,415	37,092	(167)
Total increase (decrease) in net assets	26	30,259	61,269	(278)
Net assets at December 31, 2015	$ 429	$ 221,682	$ 625,604	$ 1,257

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	VY® T. Rowe Price Equity Income Portfolio - Service Class	VY® T. Rowe Price International Stock Portfolio - Adviser Class	VY® T. Rowe Price International Stock Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Institutional Class
Net assets at January 1, 2014	$ 122,461	$ 120	$ 7,898	$ 813
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,413	1	15	4
Total realized gain (loss) on investments and capital gains distributions	13,543	1	455	36
Net unrealized appreciation (depreciation) of investments	(7,032)	(4)	(637)	(69)
Net increase (decrease) in net assets resulting from operations	7,924	(2)	(167)	(29)
Changes from principal transactions:				
Total unit transactions	(8,733)	(1)	(49)	22
Increase (decrease) in net assets derived from principal transactions	(8,733)	(1)	(49)	22
Total increase (decrease) in net assets	(809)	(3)	(216)	(7)
Net assets at December 31, 2014	121,652	117	7,682	806
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,328	1	(6)	17
Total realized gain (loss) on investments and capital gains distributions	23,061	8	674	56
Net unrealized appreciation (depreciation) of investments	(32,856)	(10)	(854)	(135)
Net increase (decrease) in net assets resulting from operations	(8,467)	(1)	(186)	(62)
Changes from principal transactions:				
Total unit transactions	(19,905)	(25)	(99)	(12)
Increase (decrease) in net assets derived from principal transactions	(19,905)	(25)	(99)	(12)
Total increase (decrease) in net assets	(28,372)	(26)	(285)	(74)
Net assets at December 31, 2015	$ 93,280	$ 91	$ 7,397	$ 732

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	VY® Templeton Global Growth Portfolio - Service Class	Voya Money Market Portfolio - Class I	Voya Global Real Estate Fund - Class A	Voya Multi-Manager International Small Cap Fund - Class A
Net assets at January 1, 2014	$ 6,959	$ 281,491	$ 135	$ 500
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	16	(1,950)	2	—
Total realized gain (loss) on investments and capital gains distributions	607	41	6	52
Net unrealized appreciation (depreciation) of investments	(906)	—	9	(77)
Net increase (decrease) in net assets resulting from operations	(283)	(1,909)	17	(25)
Changes from principal transactions:				
Total unit transactions	(93)	(43,218)	(1)	(147)
Increase (decrease) in net assets derived from principal transactions	(93)	(43,218)	(1)	(147)
Total increase (decrease) in net assets	(376)	(45,127)	16	(172)
Net assets at December 31, 2014	6,583	236,364	151	328
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	100	(1,679)	2	—
Total realized gain (loss) on investments and capital gains distributions	464	26	5	14
Net unrealized appreciation (depreciation) of investments	(1,061)	—	(11)	7
Net increase (decrease) in net assets resulting from operations	(497)	(1,653)	(4)	21
Changes from principal transactions:				
Total unit transactions	(933)	(7,995)	18	(31)
Increase (decrease) in net assets derived from principal transactions	(933)	(7,995)	18	(31)
Total increase (decrease) in net assets	(1,430)	(9,648)	14	(10)
Net assets at December 31, 2015	$ 5,153	$ 226,716	$ 165	$ 318

The accompanying notes are an integral part of these financial statements.

188

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Aggregate Bond Portfolio - Adviser Class	Voya Aggregate Bond Portfolio - Initial Class	Voya Aggregate Bond Portfolio - Service Class	Voya Global Bond Portfolio - Adviser Class
Net assets at January 1, 2014	$ 1,995	$ 1,138	$ 201,227	$ 323
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	23	28	1,517	—
Total realized gain (loss) on investments and capital gains distributions	(7)	(8)	1,143	(4)
Net unrealized appreciation (depreciation) of investments	68	59	5,096	5
Net increase (decrease) in net assets resulting from operations	84	79	7,756	1
Changes from principal transactions:				
Total unit transactions	(189)	1,261	(39,053)	(52)
Increase (decrease) in net assets derived from principal transactions	(189)	1,261	(39,053)	(52)
Total increase (decrease) in net assets	(105)	1,340	(31,297)	(51)
Net assets at December 31, 2014	1,890	2,478	169,930	272
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	87	163	6,999	(1)
Total realized gain (loss) on investments and capital gains distributions	(106)	(126)	(8,568)	(11)
Net unrealized appreciation (depreciation) of investments	19	(35)	1,265	(4)
Net increase (decrease) in net assets resulting from operations	—	2	(304)	(16)
Changes from principal transactions:				
Total unit transactions	(1,890)	(2,480)	(169,626)	13
Increase (decrease) in net assets derived from principal transactions	(1,890)	(2,480)	(169,626)	13
Total increase (decrease) in net assets	(1,890)	(2,478)	(169,930)	(3)
Net assets at December 31, 2015	$ —	$ —	$ —	$ 269

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Global Bond Portfolio - Initial Class	Voya Global Bond Portfolio - Service Class	Voya Index Solution 2015 Portfolio - Initial Class	Voya Index Solution 2015 Portfolio - Service Class
Net assets at January 1, 2014	$ 113,498	$ 955	$ 631	$ 586
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(154)	—	11	9
Total realized gain (loss) on investments and capital gains distributions	1,462	(10)	47	57
Net unrealized appreciation (depreciation) of investments	(1,327)	6	(25)	(21)
Net increase (decrease) in net assets resulting from operations	(19)	(4)	33	45
Changes from principal transactions:				
Total unit transactions	(16,971)	(19)	28	679
Increase (decrease) in net assets derived from principal transactions	(16,971)	(19)	28	679
Total increase (decrease) in net assets	(16,990)	(23)	61	724
Net assets at December 31, 2014	96,508	932	692	1,310
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(822)	(4)	90	28
Total realized gain (loss) on investments and capital gains distributions	(520)	(19)	(129)	(10)
Net unrealized appreciation (depreciation) of investments	(3,281)	(22)	4	(14)
Net increase (decrease) in net assets resulting from operations	(4,623)	(45)	(35)	4
Changes from principal transactions:				
Total unit transactions	(13,494)	(47)	(657)	(1,314)
Increase (decrease) in net assets derived from principal transactions	(13,494)	(47)	(657)	(1,314)
Total increase (decrease) in net assets	(18,117)	(92)	(692)	(1,310)
Net assets at December 31, 2015	$ 78,391	$ 840	$ —	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Index Solution 2015 Portfolio - Service 2 Class	Voya Index Solution 2025 Portfolio - Initial Class	Voya Index Solution 2025 Portfolio - Service Class	Voya Index Solution 2025 Portfolio - Service 2 Class
Net assets at January 1, 2014	$ 1,185	$ 1,238	$ 1,101	$ 3,767
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	19	16	13	46
Total realized gain (loss) on investments and capital gains distributions	89	101	77	232
Net unrealized appreciation (depreciation) of investments	(51)	(51)	(19)	(88)
Net increase (decrease) in net assets resulting from operations	57	66	71	190
Changes from principal transactions:				
Total unit transactions	(19)	1,283	1,238	393
Increase (decrease) in net assets derived from principal transactions	(19)	1,283	1,238	393
Total increase (decrease) in net assets	38	1,349	1,309	583
Net assets at December 31, 2014	1,223	2,587	2,410	4,350
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	28	53	26	32
Total realized gain (loss) on investments and capital gains distributions	(6)	469	142	480
Net unrealized appreciation (depreciation) of investments	(15)	(726)	(252)	(587)
Net increase (decrease) in net assets resulting from operations	7	(204)	(84)	(75)
Changes from principal transactions:				
Total unit transactions	(1,230)	3,581	(127)	(569)
Increase (decrease) in net assets derived from principal transactions	(1,230)	3,581	(127)	(569)
Total increase (decrease) in net assets	(1,223)	3,377	(211)	(644)
Net assets at December 31, 2015	$ —	$ 5,964	$ 2,199	$ 3,706

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Index Solution 2035 Portfolio - Initial Class	Voya Index Solution 2035 Portfolio - Service Class	Voya Index Solution 2035 Portfolio - Service 2 Class	Voya Index Solution 2045 Portfolio - Initial Class
Net assets at January 1, 2014	$ 1,305	$ 504	$ 2,576	$ 380
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	11	5	27	—
Total realized gain (loss) on investments and capital gains distributions	91	47	198	48
Net unrealized appreciation (depreciation) of investments	(26)	4	(81)	(22)
Net increase (decrease) in net assets resulting from operations	76	56	144	26
Changes from principal transactions:				
Total unit transactions	932	1,081	286	1,362
Increase (decrease) in net assets derived from principal transactions	932	1,081	286	1,362
Total increase (decrease) in net assets	1,008	1,137	430	1,388
Net assets at December 31, 2014	2,313	1,641	3,006	1,768
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	51	25	18	28
Total realized gain (loss) on investments and capital gains distributions	672	327	413	584
Net unrealized appreciation (depreciation) of investments	(1,035)	(483)	(483)	(928)
Net increase (decrease) in net assets resulting from operations	(312)	(131)	(52)	(316)
Changes from principal transactions:				
Total unit transactions	5,117	1,875	(624)	5,129
Increase (decrease) in net assets derived from principal transactions	5,117	1,875	(624)	5,129
Total increase (decrease) in net assets	4,805	1,744	(676)	4,813
Net assets at December 31, 2015	$ 7,118	$ 3,385	$ 2,330	$ 6,581

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Index Solution 2045 Portfolio - Service Class	Voya Index Solution 2045 Portfolio - Service 2 Class	Voya Index Solution 2055 Portfolio - Initial Class	Voya Index Solution 2055 Portfolio - Service Class
Net assets at January 1, 2014	$ 365	$ 1,821	$ 153	$ 246
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	11	—	3
Total realized gain (loss) on investments and capital gains distributions	40	149	15	44
Net unrealized appreciation (depreciation) of investments	(20)	(59)	(3)	(32)
Net increase (decrease) in net assets resulting from operations	24	101	12	15
Changes from principal transactions:				
Total unit transactions	396	316	259	185
Increase (decrease) in net assets derived from principal transactions	396	316	259	185
Total increase (decrease) in net assets	420	417	271	200
Net assets at December 31, 2014	785	2,238	424	446
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	7	3	1
Total realized gain (loss) on investments and capital gains distributions	113	341	85	41
Net unrealized appreciation (depreciation) of investments	(152)	(399)	(139)	(66)
Net increase (decrease) in net assets resulting from operations	(35)	(51)	(51)	(24)
Changes from principal transactions:				
Total unit transactions	490	(166)	1,086	312
Increase (decrease) in net assets derived from principal transactions	490	(166)	1,086	312
Total increase (decrease) in net assets	455	(217)	1,035	288
Net assets at December 31, 2015	$ 1,240	$ 2,021	$ 1,459	$ 734

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Index Solution 2055 Portfolio - Service 2 Class	Voya Index Solution Income Portfolio - Initial Class	Voya Index Solution Income Portfolio - Service Class	Voya Index Solution Income Portfolio - Service 2 Class
Net assets at January 1, 2014	$ 217	$ 10	$ 833	$ 259
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	6	14	4
Total realized gain (loss) on investments and capital gains distributions	14	21	51	14
Net unrealized appreciation (depreciation) of investments	—	(6)	(19)	(5)
Net increase (decrease) in net assets resulting from operations	16	21	46	13
Changes from principal transactions:				
Total unit transactions	135	437	215	16
Increase (decrease) in net assets derived from principal transactions	135	437	215	16
Total increase (decrease) in net assets	151	458	261	29
Net assets at December 31, 2014	368	468	1,094	288
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	—	(3)	(1)
Total realized gain (loss) on investments and capital gains distributions	60	(44)	23	(4)
Net unrealized appreciation (depreciation) of investments	(77)	(49)	(31)	(25)
Net increase (decrease) in net assets resulting from operations	(16)	(93)	(11)	(30)
Changes from principal transactions:				
Total unit transactions	180	2,778	213	1,034
Increase (decrease) in net assets derived from principal transactions	180	2,778	213	1,034
Total increase (decrease) in net assets	164	2,685	202	1,004
Net assets at December 31, 2015	$ 532	$ 3,153	$ 1,296	$ 1,292

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Solution 2015 Portfolio - Adviser Class	Voya Solution 2015 Portfolio - Initial Class	Voya Solution 2015 Portfolio - Service Class	Voya Solution 2015 Portfolio - Service 2 Class
Net assets at January 1, 2014	$ 919	$ 1,766	$ 67,703	$ 10,144
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	18	54	1,204	162
Total realized gain (loss) on investments and capital gains distributions	13	38	3,672	463
Net unrealized appreciation (depreciation) of investments	15	39	(1,582)	(169)
Net increase (decrease) in net assets resulting from operations	46	131	3,294	456
Changes from principal transactions:				
Total unit transactions	(60)	1,157	(2,900)	(2,471)
Increase (decrease) in net assets derived from principal transactions	(60)	1,157	(2,900)	(2,471)
Total increase (decrease) in net assets	(14)	1,288	394	(2,015)
Net assets at December 31, 2014	905	3,054	68,097	8,129
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	27	134	2,284	264
Total realized gain (loss) on investments and capital gains distributions	104	56	6,094	523
Net unrealized appreciation (depreciation) of investments	(115)	(136)	(7,397)	(671)
Net increase (decrease) in net assets resulting from operations	16	54	981	116
Changes from principal transactions:				
Total unit transactions	(921)	(3,108)	(69,078)	(8,245)
Increase (decrease) in net assets derived from principal transactions	(921)	(3,108)	(69,078)	(8,245)
Total increase (decrease) in net assets	(905)	(3,054)	(68,097)	(8,129)
Net assets at December 31, 2015	$ —	$ —	$ —	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Solution 2025 Portfolio - Adviser Class	Voya Solution 2025 Portfolio - Initial Class	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2025 Portfolio - Service 2 Class
Net assets at January 1, 2014	$ 508	$ 788	$ 131,426	$ 15,044
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	7	49	1,681	179
Total realized gain (loss) on investments and capital gains distributions	36	182	7,435	1,285
Net unrealized appreciation (depreciation) of investments	(19)	(151)	(2,801)	(764)
Net increase (decrease) in net assets resulting from operations	24	80	6,315	700
Changes from principal transactions:				
Total unit transactions	(40)	610	4,868	(544)
Increase (decrease) in net assets derived from principal transactions	(40)	610	4,868	(544)
Total increase (decrease) in net assets	(16)	690	11,183	156
Net assets at December 31, 2014	492	1,478	142,609	15,200
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	12	70	3,307	326
Total realized gain (loss) on investments and capital gains distributions	57	168	19,848	1,947
Net unrealized appreciation (depreciation) of investments	(71)	(289)	(24,431)	(2,361)
Net increase (decrease) in net assets resulting from operations	(2)	(51)	(1,276)	(88)
Changes from principal transactions:				
Total unit transactions	(50)	1,034	(9,621)	(2,076)
Increase (decrease) in net assets derived from principal transactions	(50)	1,034	(9,621)	(2,076)
Total increase (decrease) in net assets	(52)	983	(10,897)	(2,164)
Net assets at December 31, 2015	$ 440	$ 2,461	$ 131,712	$ 13,036

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Solution 2035 Portfolio - Adviser Class	Voya Solution 2035 Portfolio - Initial Class	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2035 Portfolio - Service 2 Class
Net assets at January 1, 2014	$ 215	$ 1,783	$ 123,072	$ 13,788
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	39	1,609	174
Total realized gain (loss) on investments and capital gains distributions	26	241	11,580	1,757
Net unrealized appreciation (depreciation) of investments	(18)	(160)	(7,046)	(1,308)
Net increase (decrease) in net assets resulting from operations	10	120	6,143	623
Changes from principal transactions:				
Total unit transactions	(42)	792	7,546	(774)
Increase (decrease) in net assets derived from principal transactions	(42)	792	7,546	(774)
Total increase (decrease) in net assets	(32)	912	13,689	(151)
Net assets at December 31, 2014	183	2,695	136,761	13,637
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	91	3,313	292
Total realized gain (loss) on investments and capital gains distributions	22	381	21,414	1,944
Net unrealized appreciation (depreciation) of investments	(26)	(526)	(26,629)	(2,376)
Net increase (decrease) in net assets resulting from operations	—	(54)	(1,902)	(140)
Changes from principal transactions:				
Total unit transactions	(8)	992	(5,924)	(968)
Increase (decrease) in net assets derived from principal transactions	(8)	992	(5,924)	(968)
Total increase (decrease) in net assets	(8)	938	(7,826)	(1,108)
Net assets at December 31, 2015	$ 175	$ 3,633	$ 128,935	$ 12,529

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Solution 2045 Portfolio - Adviser Class	Voya Solution 2045 Portfolio - Initial Class	Voya Solution 2045 Portfolio - Service Class	Voya Solution 2045 Portfolio - Service 2 Class
Net assets at January 1, 2014	$ 108	$ 1,313	$ 90,698	$ 8,217
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	20	854	71
Total realized gain (loss) on investments and capital gains distributions	11	173	10,927	1,249
Net unrealized appreciation (depreciation) of investments	(7)	(115)	(6,966)	(919)
Net increase (decrease) in net assets resulting from operations	6	78	4,815	401
Changes from principal transactions:				
Total unit transactions	—	135	2,796	(655)
Increase (decrease) in net assets derived from principal transactions	—	135	2,796	(655)
Total increase (decrease) in net assets	6	213	7,611	(254)
Net assets at December 31, 2014	114	1,526	98,309	7,963
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	42	2,262	169
Total realized gain (loss) on investments and capital gains distributions	17	192	19,604	1,411
Net unrealized appreciation (depreciation) of investments	(19)	(245)	(23,651)	(1,696)
Net increase (decrease) in net assets resulting from operations	—	(11)	(1,785)	(116)
Changes from principal transactions:				
Total unit transactions	(83)	499	(2,424)	(446)
Increase (decrease) in net assets derived from principal transactions	(83)	499	(2,424)	(446)
Total increase (decrease) in net assets	(83)	488	(4,209)	(562)
Net assets at December 31, 2015	$ 31	$ 2,014	$ 94,100	$ 7,401

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Solution 2055 Portfolio - Initial Class	Voya Solution 2055 Portfolio - Service Class	Voya Solution 2055 Portfolio - Service 2 Class	Voya Solution Balanced Portfolio - Service Class
Net assets at January 1, 2014	$ 155	$ 7,472	$ 683	$ 3,502
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	53	7	39
Total realized gain (loss) on investments and capital gains distributions	24	785	77	349
Net unrealized appreciation (depreciation) of investments	(1)	(351)	(48)	(188)
Net increase (decrease) in net assets resulting from operations	27	487	36	200
Changes from principal transactions:				
Total unit transactions	595	2,858	168	578
Increase (decrease) in net assets derived from principal transactions	595	2,858	168	578
Total increase (decrease) in net assets	622	3,345	204	778
Net assets at December 31, 2014	777	10,817	887	4,280
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	16	226	18	87
Total realized gain (loss) on investments and capital gains distributions	58	1,410	115	435
Net unrealized appreciation (depreciation) of investments	(85)	(1,937)	(154)	(595)
Net increase (decrease) in net assets resulting from operations	(11)	(301)	(21)	(73)
Changes from principal transactions:				
Total unit transactions	414	3,654	308	471
Increase (decrease) in net assets derived from principal transactions	414	3,654	308	471
Total increase (decrease) in net assets	403	3,353	287	398
Net assets at December 31, 2015	$ 1,180	$ 14,170	$ 1,174	$ 4,678

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Solution Income Portfolio - Adviser Class	Voya Solution Income Portfolio - Initial Class	Voya Solution Income Portfolio - Service Class	Voya Solution Income Portfolio - Service 2 Class
Net assets at January 1, 2014	$ 221	$ 2,555	$ 15,119	$ 1,395
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	76	320	22
Total realized gain (loss) on investments and capital gains distributions	1	145	216	13
Net unrealized appreciation (depreciation) of investments	5	(44)	260	27
Net increase (decrease) in net assets resulting from operations	10	177	796	62
Changes from principal transactions:				
Total unit transactions	(25)	558	1,824	(247)
Increase (decrease) in net assets derived from principal transactions	(25)	558	1,824	(247)
Total increase (decrease) in net assets	(15)	735	2,620	(185)
Net assets at December 31, 2014	206	3,290	17,739	1,210
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	91	189	6
Total realized gain (loss) on investments and capital gains distributions	6	142	874	60
Net unrealized appreciation (depreciation) of investments	(25)	(302)	(2,374)	(194)
Net increase (decrease) in net assets resulting from operations	(16)	(69)	(1,311)	(128)
Changes from principal transactions:				
Total unit transactions	777	3,282	54,749	5,866
Increase (decrease) in net assets derived from principal transactions	777	3,282	54,749	5,866
Total increase (decrease) in net assets	761	3,213	53,438	5,738
Net assets at December 31, 2015	$ 967	$ 6,503	$ 71,177	$ 6,948

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Solution Moderately Conservative Portfolio - Service Class	VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	VY® American Century Small-Mid Cap Value Portfolio - Initial Class	VY® American Century Small-Mid Cap Value Portfolio - Service Class
Net assets at January 1, 2014	$ 4,900	$ 140	$ 19,547	$ 57,450
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	71	2	221	324
Total realized gain (loss) on investments and capital gains distributions	433	33	4,297	12,842
Net unrealized appreciation (depreciation) of investments	(280)	(18)	(2,240)	(6,648)
Net increase (decrease) in net assets resulting from operations	224	17	2,278	6,518
Changes from principal transactions:				
Total unit transactions	995	(4)	(2,594)	(3,843)
Increase (decrease) in net assets derived from principal transactions	995	(4)	(2,594)	(3,843)
Total increase (decrease) in net assets	1,219	13	(316)	2,675
Net assets at December 31, 2014	6,119	153	19,231	60,125
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	99	2	263	421
Total realized gain (loss) on investments and capital gains distributions	394	25	3,993	12,816
Net unrealized appreciation (depreciation) of investments	(573)	(30)	(4,659)	(14,488)
Net increase (decrease) in net assets resulting from operations	(80)	(3)	(403)	(1,251)
Changes from principal transactions:				
Total unit transactions	(174)	(72)	1,183	(8,206)
Increase (decrease) in net assets derived from principal transactions	(174)	(72)	1,183	(8,206)
Total increase (decrease) in net assets	(254)	(75)	780	(9,457)
Net assets at December 31, 2015	$ 5,865	$ 78	$ 20,011	$ 50,668

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	VY® Baron Growth Portfolio - Adviser Class	VY® Baron Growth Portfolio - Service Class	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Adviser Class
Net assets at January 1, 2014	$ 571	$ 186,035	$ 14,676	$ 270
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(1,401)	(29)	—
Total realized gain (loss) on investments and capital gains distributions	101	12,185	2,863	8
Net unrealized appreciation (depreciation) of investments	(81)	(5,151)	(1,204)	2
Net increase (decrease) in net assets resulting from operations	18	5,633	1,630	10
Changes from principal transactions:				
Total unit transactions	(169)	(16,159)	(1,035)	(26)
Increase (decrease) in net assets derived from principal transactions	(169)	(16,159)	(1,035)	(26)
Total increase (decrease) in net assets	(151)	(10,526)	595	(16)
Net assets at December 31, 2014	420	175,509	15,271	254
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(1,019)	(19)	—
Total realized gain (loss) on investments and capital gains distributions	62	22,502	2,615	2
Net unrealized appreciation (depreciation) of investments	(81)	(30,374)	(2,308)	(10)
Net increase (decrease) in net assets resulting from operations	(20)	(8,891)	288	(8)
Changes from principal transactions:				
Total unit transactions	(64)	(24,099)	(934)	26
Increase (decrease) in net assets derived from principal transactions	(64)	(24,099)	(934)	26
Total increase (decrease) in net assets	(84)	(32,990)	(646)	18
Net assets at December 31, 2015	$ 336	$ 142,519	$ 14,625	$ 272

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	VY® Columbia Small Cap Value II Portfolio - Service Class	VY® Fidelity® VIP Mid Cap Portfolio - Service Class	VY® Invesco Comstock Portfolio - Adviser Class	VY® Invesco Comstock Portfolio - Service Class
Net assets at January 1, 2014	$ 5,258	$ 4,661	$ 444	$ 69,828
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(36)	184	7	702
Total realized gain (loss) on investments and capital gains distributions	493	600	22	1,973
Net unrealized appreciation (depreciation) of investments	(306)	(573)	14	3,058
Net increase (decrease) in net assets resulting from operations	151	211	43	5,733
Changes from principal transactions:				
Total unit transactions	(679)	(780)	(5)	709
Increase (decrease) in net assets derived from principal transactions	(679)	(780)	(5)	709
Total increase (decrease) in net assets	(528)	(569)	38	6,442
Net assets at December 31, 2014	4,730	4,092	482	76,270
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(31)	30	8	884
Total realized gain (loss) on investments and capital gains distributions	300	454	20	2,233
Net unrealized appreciation (depreciation) of investments	(540)	(549)	(62)	(7,841)
Net increase (decrease) in net assets resulting from operations	(271)	(65)	(34)	(4,724)
Changes from principal transactions:				
Total unit transactions	1,491	(832)	(19)	(9,061)
Increase (decrease) in net assets derived from principal transactions	1,491	(832)	(19)	(9,061)
Total increase (decrease) in net assets	1,220	(897)	(53)	(13,785)
Net assets at December 31, 2015	$ 5,950	$ 3,195	$ 429	$ 62,485

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	VY® Invesco Equity and Income Portfolio - Adviser Class	VY® Invesco Equity and Income Portfolio - Initial Class	VY® Invesco Equity and Income Portfolio - Service Class	VY® JPMorgan Mid Cap Value Portfolio - Adviser Class
Net assets at January 1, 2014	$ 811	$ 260,310	$ 300	$ 364
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	16	2,413	39	1
Total realized gain (loss) on investments and capital gains distributions	125	17,768	63	34
Net unrealized appreciation (depreciation) of investments	(60)	1,128	(99)	17
Net increase (decrease) in net assets resulting from operations	81	21,309	3	52
Changes from principal transactions:				
Total unit transactions	782	68,811	3,059	(10)
Increase (decrease) in net assets derived from principal transactions	782	68,811	3,059	(10)
Total increase (decrease) in net assets	863	90,120	3,062	42
Net assets at December 31, 2014	1,674	350,430	3,362	406
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	23	4,078	21	—
Total realized gain (loss) on investments and capital gains distributions	177	33,676	6	109
Net unrealized appreciation (depreciation) of investments	(247)	(47,533)	(111)	(122)
Net increase (decrease) in net assets resulting from operations	(47)	(9,779)	(84)	(13)
Changes from principal transactions:				
Total unit transactions	(93)	(29,789)	(1,849)	(92)
Increase (decrease) in net assets derived from principal transactions	(93)	(29,789)	(1,849)	(92)
Total increase (decrease) in net assets	(140)	(39,568)	(1,933)	(105)
Net assets at December 31, 2015	$ 1,534	$ 310,862	$ 1,429	$ 301

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	VY® JPMorgan Mid Cap Value Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class	VY® Oppenheimer Global Portfolio - Adviser Class	VY® Oppenheimer Global Portfolio - Initial Class
Net assets at January 1, 2014	$ 4,945	$ 60,174	$ 609	$ 621,059
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	16	(38)	3	924
Total realized gain (loss) on investments and capital gains distributions	465	5,356	44	31,309
Net unrealized appreciation (depreciation) of investments	323	3,043	(36)	(24,222)
Net increase (decrease) in net assets resulting from operations	804	8,361	11	8,011
Changes from principal transactions:				
Total unit transactions	1,190	(59)	(61)	(52,743)
Increase (decrease) in net assets derived from principal transactions	1,190	(59)	(61)	(52,743)
Total increase (decrease) in net assets	1,994	8,302	(50)	(44,732)
Net assets at December 31, 2014	6,939	68,476	559	576,327
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	(222)	4	2,516
Total realized gain (loss) on investments and capital gains distributions	1,186	12,399	74	62,210
Net unrealized appreciation (depreciation) of investments	(1,463)	(14,700)	(59)	(46,393)
Net increase (decrease) in net assets resulting from operations	(274)	(2,523)	19	18,333
Changes from principal transactions:				
Total unit transactions	453	(4,324)	(46)	(33,607)
Increase (decrease) in net assets derived from principal transactions	453	(4,324)	(46)	(33,607)
Total increase (decrease) in net assets	179	(6,847)	(27)	(15,274)
Net assets at December 31, 2015	$ 7,118	$ 61,629	$ 532	$ 561,053

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	VY® Oppenheimer Global Portfolio - Service Class	VY® Pioneer High Yield Portfolio - Initial Class	VY® Pioneer High Yield Portfolio - Service Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class
Net assets at January 1, 2014	$ 1,061	$ 35,918	$ 698	$ 389
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	1,684	30	(1)
Total realized gain (loss) on investments and capital gains distributions	73	719	17	53
Net unrealized appreciation (depreciation) of investments	(61)	(2,909)	(53)	(13)
Net increase (decrease) in net assets resulting from operations	12	(506)	(6)	39
Changes from principal transactions:				
Total unit transactions	28	8,575	96	(42)
Increase (decrease) in net assets derived from principal transactions	28	8,575	96	(42)
Total increase (decrease) in net assets	40	8,069	90	(3)
Net assets at December 31, 2014	1,101	43,987	788	386
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	1,682	34	(1)
Total realized gain (loss) on investments and capital gains distributions	167	485	12	80
Net unrealized appreciation (depreciation) of investments	(144)	(3,974)	(91)	(74)
Net increase (decrease) in net assets resulting from operations	26	(1,807)	(45)	5
Changes from principal transactions:				
Total unit transactions	32	(8,916)	13	(12)
Increase (decrease) in net assets derived from principal transactions	32	(8,916)	13	(12)
Total increase (decrease) in net assets	58	(10,723)	(32)	(7)
Net assets at December 31, 2015	$ 1,159	$ 33,264	$ 756	$ 379

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	VY® T. Rowe Price Growth Equity Portfolio - Initial Class
Net assets at January 1, 2014	$ 393,263	$ 859	$ 1,561	$ 326,039
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2,996)	(7)	(5)	(3,021)
Total realized gain (loss) on investments and capital gains distributions	40,264	117	214	39,828
Net unrealized appreciation (depreciation) of investments	2,509	(5)	(101)	(12,420)
Net increase (decrease) in net assets resulting from operations	39,777	105	108	24,387
Changes from principal transactions:				
Total unit transactions	(29,017)	106	(185)	(13,091)
Increase (decrease) in net assets derived from principal transactions	(29,017)	106	(185)	(13,091)
Total increase (decrease) in net assets	10,760	211	(77)	11,296
Net assets at December 31, 2014	404,023	1,070	1,484	337,335
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4,255)	(8)	(5)	(3,242)
Total realized gain (loss) on investments and capital gains distributions	72,584	228	381	63,010
Net unrealized appreciation (depreciation) of investments	(63,982)	(201)	(234)	(26,952)
Net increase (decrease) in net assets resulting from operations	4,347	19	142	32,816
Changes from principal transactions:				
Total unit transactions	(13,554)	(95)	(202)	11,436
Increase (decrease) in net assets derived from principal transactions	(13,554)	(95)	(202)	11,436
Total increase (decrease) in net assets	(9,207)	(76)	(60)	44,252
Net assets at December 31, 2015	$ 394,816	$ 994	$ 1,424	$ 381,587

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	VY® T. Rowe Price Growth Equity Portfolio - Service Class	VY® Templeton Foreign Equity Portfolio - Adviser Class	VY® Templeton Foreign Equity Portfolio - Initial Class	VY® Templeton Foreign Equity Portfolio - Service Class
Net assets at January 1, 2014	$ 3,895	$ 539	$ 114,872	$ 362
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(23)	8	1,621	6
Total realized gain (loss) on investments and capital gains distributions	619	12	(135)	11
Net unrealized appreciation (depreciation) of investments	(303)	(58)	(9,755)	(42)
Net increase (decrease) in net assets resulting from operations	293	(38)	(8,269)	(25)
Changes from principal transactions:				
Total unit transactions	(40)	(92)	(6,795)	(9)
Increase (decrease) in net assets derived from principal transactions	(40)	(92)	(6,795)	(9)
Total increase (decrease) in net assets	253	(130)	(15,064)	(34)
Net assets at December 31, 2014	4,148	409	99,808	328
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(25)	13	2,825	11
Total realized gain (loss) on investments and capital gains distributions	1,153	—	(851)	17
Net unrealized appreciation (depreciation) of investments	(711)	(28)	(5,844)	(43)
Net increase (decrease) in net assets resulting from operations	417	(15)	(3,870)	(15)
Changes from principal transactions:				
Total unit transactions	(339)	(49)	(7,500)	(5)
Increase (decrease) in net assets derived from principal transactions	(339)	(49)	(7,500)	(5)
Total increase (decrease) in net assets	78	(64)	(11,370)	(20)
Net assets at December 31, 2015	$ 4,226	$ 345	$ 88,438	$ 308

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Core Equity Research Fund - Class A	Voya Corporate Leaders 100 Fund - Class I	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I
Net assets at January 1, 2014	$ 162	$ —	$ 37,570	$ 76,061
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	—	651	808
Total realized gain (loss) on investments and capital gains distributions	35	—	2,475	(1,825)
Net unrealized appreciation (depreciation) of investments	(21)	—	(989)	5,078
Net increase (decrease) in net assets resulting from operations	16	—	2,137	4,061
Changes from principal transactions:				
Total unit transactions	(11)	—	(1,458)	(4,563)
Increase (decrease) in net assets derived from principal transactions	(11)	—	(1,458)	(4,563)
Total increase (decrease) in net assets	5	—	679	(502)
Net assets at December 31, 2014	167	—	38,249	75,559
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	21	829	1,219
Total realized gain (loss) on investments and capital gains distributions	28	(3)	2,097	(1,027)
Net unrealized appreciation (depreciation) of investments	(26)	(33)	(3,341)	(1,708)
Net increase (decrease) in net assets resulting from operations	2	(15)	(415)	(1,516)
Changes from principal transactions:				
Total unit transactions	(169)	1,485	(4,481)	(4,006)
Increase (decrease) in net assets derived from principal transactions	(169)	1,485	(4,481)	(4,006)
Total increase (decrease) in net assets	(167)	1,470	(4,896)	(5,522)
Net assets at December 31, 2015	$ —	$ 1,470	$ 33,353	$ 70,037

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Strategic Allocation Moderate Portfolio - Class I	Voya Growth and Income Portfolio - Class A	Voya Growth and Income Portfolio - Class I	Voya Growth and Income Portfolio - Class S
Net assets at January 1, 2014	$ 67,281	$ 1,598	$ 1,391,126	$ 212
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	949	19	11,564	2
Total realized gain (loss) on investments and capital gains distributions	(1,050)	261	198,530	42
Net unrealized appreciation (depreciation) of investments	3,894	(129)	(84,853)	(26)
Net increase (decrease) in net assets resulting from operations	3,793	151	125,241	18
Changes from principal transactions:				
Total unit transactions	(2,304)	(151)	(144,619)	51
Increase (decrease) in net assets derived from principal transactions	(2,304)	(151)	(144,619)	51
Total increase (decrease) in net assets	1,489	—	(19,378)	69
Net assets at December 31, 2014	68,770	1,598	1,371,748	281
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,297	18	11,113	2
Total realized gain (loss) on investments and capital gains distributions	502	109	96,322	26
Net unrealized appreciation (depreciation) of investments	(2,691)	(163)	(138,230)	(38)
Net increase (decrease) in net assets resulting from operations	(892)	(36)	(30,795)	(10)
Changes from principal transactions:				
Total unit transactions	(4,336)	(154)	(134,040)	19
Increase (decrease) in net assets derived from principal transactions	(4,336)	(154)	(134,040)	19
Total increase (decrease) in net assets	(5,228)	(190)	(164,835)	9
Net assets at December 31, 2015	$ 63,542	$ 1,408	$ 1,206,913	$ 290

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Global Value Advantage Portfolio - Class I	Voya Global Value Advantage Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class I	Voya Index Plus LargeCap Portfolio - Class S
Net assets at January 1, 2014	$ —	$ —	$ 325,012	$ 335
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	1,589	3
Total realized gain (loss) on investments and capital gains distributions	—	—	11,501	36
Net unrealized appreciation (depreciation) of investments	—	—	26,916	2
Net increase (decrease) in net assets resulting from operations	—	—	40,006	41
Changes from principal transactions:				
Total unit transactions	—	—	(16,352)	(58)
Increase (decrease) in net assets derived from principal transactions	—	—	(16,352)	(58)
Total increase (decrease) in net assets	—	—	23,654	(17)
Net assets at December 31, 2014	—	—	348,666	318
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(91)	(61)	2,034	3
Total realized gain (loss) on investments and capital gains distributions	(129)	(59)	13,323	49
Net unrealized appreciation (depreciation) of investments	(6,145)	(768)	(15,795)	(50)
Net increase (decrease) in net assets resulting from operations	(6,365)	(888)	(438)	2
Changes from principal transactions:				
Total unit transactions	102,840	12,828	(24,766)	(38)
Increase (decrease) in net assets derived from principal transactions	102,840	12,828	(24,766)	(38)
Total increase (decrease) in net assets	96,475	11,940	(25,204)	(36)
Net assets at December 31, 2015	$ 96,475	$ 11,940	$ 323,462	$ 282

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus MidCap Portfolio - Class S	Voya Index Plus SmallCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class S
Net assets at January 1, 2014	$ 365,883	$ 503	$ 154,881	$ 236
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(485)	1	(473)	—
Total realized gain (loss) on investments and capital gains distributions	24,718	111	3,112	3
Net unrealized appreciation (depreciation) of investments	5,574	(67)	3,612	12
Net increase (decrease) in net assets resulting from operations	29,807	45	6,251	15
Changes from principal transactions:				
Total unit transactions	(29,572)	(184)	(11,444)	27
Increase (decrease) in net assets derived from principal transactions	(29,572)	(184)	(11,444)	27
Total increase (decrease) in net assets	235	(139)	(5,193)	42
Net assets at December 31, 2014	366,118	364	149,688	278
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	39	1	(94)	1
Total realized gain (loss) on investments and capital gains distributions	55,417	73	3,979	8
Net unrealized appreciation (depreciation) of investments	(64,084)	(81)	(9,642)	(19)
Net increase (decrease) in net assets resulting from operations	(8,628)	(7)	(5,757)	(10)
Changes from principal transactions:				
Total unit transactions	(30,441)	(57)	(9,943)	8
Increase (decrease) in net assets derived from principal transactions	(30,441)	(57)	(9,943)	8
Total increase (decrease) in net assets	(39,069)	(64)	(15,700)	(2)
Net assets at December 31, 2015	$ 327,049	$ 300	$ 133,988	$ 276

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya International Index Portfolio - Class I	Voya International Index Portfolio - Class S	Voya Russell™ Large Cap Growth Index Portfolio - Class I	Voya Russell™ Large Cap Growth Index Portfolio - Class S
Net assets at January 1, 2014	$ 26,714	$ 6	$ 12,039	$ 956
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(44)	—	24	7
Total realized gain (loss) on investments and capital gains distributions	722	—	916	36
Net unrealized appreciation (depreciation) of investments	(2,625)	—	738	70
Net increase (decrease) in net assets resulting from operations	(1,947)	—	1,678	113
Changes from principal transactions:				
Total unit transactions	2,175	1	4,738	(29)
Increase (decrease) in net assets derived from principal transactions	2,175	1	4,738	(29)
Total increase (decrease) in net assets	228	1	6,416	84
Net assets at December 31, 2014	26,942	7	18,455	1,040
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	651	—	32	6
Total realized gain (loss) on investments and capital gains distributions	865	—	1,292	23
Net unrealized appreciation (depreciation) of investments	(2,367)	—	8	44
Net increase (decrease) in net assets resulting from operations	(851)	—	1,332	73
Changes from principal transactions:				
Total unit transactions	3,777	—	7,528	57
Increase (decrease) in net assets derived from principal transactions	3,777	—	7,528	57
Total increase (decrease) in net assets	2,926	—	8,860	130
Net assets at December 31, 2015	$ 29,868	$ 7	$ 27,315	$ 1,170

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class S	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S
Net assets at January 1, 2014	$ 37,350	$ 221	$ 365	$ 6,058
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	275	—	1	21
Total realized gain (loss) on investments and capital gains distributions	1,158	13	18	725
Net unrealized appreciation (depreciation) of investments	3,586	30	20	(9)
Net increase (decrease) in net assets resulting from operations	5,019	43	39	737
Changes from principal transactions:				
Total unit transactions	9,714	148	(5)	1,447
Increase (decrease) in net assets derived from principal transactions	9,714	148	(5)	1,447
Total increase (decrease) in net assets	14,733	191	34	2,184
Net assets at December 31, 2014	52,083	412	399	8,242
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	436	2	2	42
Total realized gain (loss) on investments and capital gains distributions	2,482	13	39	575
Net unrealized appreciation (depreciation) of investments	(2,184)	(11)	(58)	(1,037)
Net increase (decrease) in net assets resulting from operations	734	4	(17)	(420)
Changes from principal transactions:				
Total unit transactions	9,191	(27)	58	1,696
Increase (decrease) in net assets derived from principal transactions	9,191	(27)	58	1,696
Total increase (decrease) in net assets	9,925	(23)	41	1,276
Net assets at December 31, 2015	$ 62,008	$ 389	$ 440	$ 9,518

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Mid Cap Index Portfolio - Class I	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class I
Net assets at January 1, 2014	$ 8,513	$ 44,130	$ 23,761	$ 155,627
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(61)	157	43	(891)
Total realized gain (loss) on investments and capital gains distributions	559	2,651	2,067	17,876
Net unrealized appreciation (depreciation) of investments	393	3,158	(925)	(9,131)
Net increase (decrease) in net assets resulting from operations	891	5,966	1,185	7,854
Changes from principal transactions:				
Total unit transactions	734	12,752	4,856	(12,367)
Increase (decrease) in net assets derived from principal transactions	734	12,752	4,856	(12,367)
Total increase (decrease) in net assets	1,625	18,718	6,041	(4,513)
Net assets at December 31, 2014	10,138	62,848	29,802	151,114
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(28)	401	62	(674)
Total realized gain (loss) on investments and capital gains distributions	923	6,793	3,236	22,734
Net unrealized appreciation (depreciation) of investments	(1,158)	(10,211)	(5,225)	(24,326)
Net increase (decrease) in net assets resulting from operations	(263)	(3,017)	(1,927)	(2,266)
Changes from principal transactions:				
Total unit transactions	1,257	17,827	6,078	(8,043)
Increase (decrease) in net assets derived from principal transactions	1,257	17,827	6,078	(8,043)
Total increase (decrease) in net assets	994	14,810	4,151	(10,309)
Net assets at December 31, 2015	$ 11,132	$ 77,658	$ 33,953	$ 140,805

The accompanying notes are an integral part of these financial statements.

215

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya Small Company Portfolio - Class S	Voya U.S. Bond Index Portfolio - Class I	Voya International Value Portfolio - Class I	Voya International Value Portfolio - Class S
Net assets at January 1, 2014	$ 299	$ 9,263	$ 62,868	$ 224
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	120	1,486	5
Total realized gain (loss) on investments and capital gains distributions	44	(52)	(990)	24
Net unrealized appreciation (depreciation) of investments	(25)	408	(3,635)	(37)
Net increase (decrease) in net assets resulting from operations	18	476	(3,139)	(8)
Changes from principal transactions:				
Total unit transactions	(16)	2,545	(7,260)	(68)
Increase (decrease) in net assets derived from principal transactions	(16)	2,545	(7,260)	(68)
Total increase (decrease) in net assets	2	3,021	(10,399)	(76)
Net assets at December 31, 2014	301	12,284	52,469	148
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	184	167	1
Total realized gain (loss) on investments and capital gains distributions	46	(42)	4,251	20
Net unrealized appreciation (depreciation) of investments	(50)	(229)	(2,734)	(16)
Net increase (decrease) in net assets resulting from operations	(4)	(87)	1,684	5
Changes from principal transactions:				
Total unit transactions	17	1,134	(54,153)	(153)
Increase (decrease) in net assets derived from principal transactions	17	1,134	(54,153)	(153)
Total increase (decrease) in net assets	13	1,047	(52,469)	(148)
Net assets at December 31, 2015	$ 314	$ 13,331	$ —	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Voya MidCap Opportunities Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class I	Voya SmallCap Opportunities Portfolio - Class S
Net assets at January 1, 2014	$ 113,492	$ 1,401	$ 41,575	$ 108
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(631)	(4)	(376)	—
Total realized gain (loss) on investments and capital gains distributions	24,124	286	6,393	16
Net unrealized appreciation (depreciation) of investments	(13,936)	(176)	(4,157)	(8)
Net increase (decrease) in net assets resulting from operations	9,557	106	1,860	8
Changes from principal transactions:				
Total unit transactions	8,554	(111)	(1,043)	23
Increase (decrease) in net assets derived from principal transactions	8,554	(111)	(1,043)	23
Total increase (decrease) in net assets	18,111	(5)	817	31
Net assets at December 31, 2014	131,603	1,396	42,392	139
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,205)	(8)	(437)	—
Total realized gain (loss) on investments and capital gains distributions	21,290	237	5,993	24
Net unrealized appreciation (depreciation) of investments	(20,540)	(236)	(6,776)	(25)
Net increase (decrease) in net assets resulting from operations	(455)	(7)	(1,220)	(1)
Changes from principal transactions:				
Total unit transactions	(2,699)	(157)	9,179	(17)
Increase (decrease) in net assets derived from principal transactions	(2,699)	(157)	9,179	(17)
Total increase (decrease) in net assets	(3,154)	(164)	7,959	(18)
Net assets at December 31, 2015	$ 128,449	$ 1,232	$ 50,351	$ 121

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Wanger International	Wanger Select	Wanger USA	Washington Mutual Investors Fund[SM] - Class R-3
Net assets at January 1, 2014	$ 46,354	$ 96,025	$ 73,254	$ 4,722
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	321	(658)	(514)	47
Total realized gain (loss) on investments and capital gains distributions	5,572	17,745	13,111	836
Net unrealized appreciation (depreciation) of investments	(8,459)	(15,673)	(9,980)	(384)
Net increase (decrease) in net assets resulting from operations	(2,566)	1,414	2,617	499
Changes from principal transactions:				
Total unit transactions	2,232	(24,288)	(7,203)	(362)
Increase (decrease) in net assets derived from principal transactions	2,232	(24,288)	(7,203)	(362)
Total increase (decrease) in net assets	(334)	(22,874)	(4,586)	137
Net assets at December 31, 2014	46,020	73,151	68,668	4,859
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	308	(593)	(506)	48
Total realized gain (loss) on investments and capital gains distributions	2,876	24,237	12,497	1,030
Net unrealized appreciation (depreciation) of investments	(3,521)	(23,911)	(12,873)	(1,118)
Net increase (decrease) in net assets resulting from operations	(337)	(267)	(882)	(40)
Changes from principal transactions:				
Total unit transactions	(1,430)	(10,513)	(3,655)	(1,883)
Increase (decrease) in net assets derived from principal transactions	(1,430)	(10,513)	(3,655)	(1,883)
Total increase (decrease) in net assets	(1,767)	(10,780)	(4,537)	(1,923)
Net assets at December 31, 2015	$ 44,253	$ 62,371	$ 64,131	$ 2,936

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2015 and 2014
(Dollars in thousands)

	Washington Mutual Investors Fund^{SM} - Class R-4	Wells Fargo Small Cap Value Fund - Class A	Wells Fargo Special Small Cap Value Fund - Class A
Net assets at January 1, 2014	$ 118,569	$ 115	$ 118,565
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	851	—	(408)
Total realized gain (loss) on investments and capital gains distributions	8,386	23	20,105
Net unrealized appreciation (depreciation) of investments	2,702	(20)	(12,714)
Net increase (decrease) in net assets resulting from operations	11,939	3	6,983
Changes from principal transactions:			
Total unit transactions	1,738	(10)	(7,059)
Increase (decrease) in net assets derived from principal transactions	1,738	(10)	(7,059)
Total increase (decrease) in net assets	13,677	(7)	(76)
Net assets at December 31, 2014	132,246	108	118,489
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	1,202	(1)	(510)
Total realized gain (loss) on investments and capital gains distributions	6,653	25	1,859
Net unrealized appreciation (depreciation) of investments	(9,504)	(36)	(7,715)
Net increase (decrease) in net assets resulting from operations	(1,649)	(12)	(6,366)
Changes from principal transactions:			
Total unit transactions	(3,407)	(1)	(8,487)
Increase (decrease) in net assets derived from principal transactions	(3,407)	(1)	(8,487)
Total increase (decrease) in net assets	(5,056)	(13)	(14,853)
Net assets at December 31, 2015	$ 127,190	$ 95	$ 103,636

The accompanying notes are an integral part of these financial statements.

1. Organization

Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (the "Account") was established by ("VRIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya Financial"), a holding company domiciled in the State of Delaware.

In 2009, ING Groep N.V. ("ING") announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya Financial, which together with its subsidiaries, including the Company, constitutes ING's U.S.-based retirement, investment management, and insurance operations. On May 2, 2013, the common stock of Voya Financial began trading on the New York Stock Exchange under the symbol "VOYA". On May 7, 2013 and May 31, 2013, Voya Financial completed its initial public offering of common stock, including the issuance and sale by Voya Financial of 30,769,230 shares of common stock and the sale by ING Insurance International B.V. ("ING International"), an indirect, wholly owned subsidiary of ING and previously the sole stockholder of Voya Financial, of 44,201,773 shares of outstanding common stock of Voya Financial (collectively, "the IPO"). On September 30, 2013, ING International transferred all of its shares of Voya Financial common stock to ING.

On October 29, 2013, ING completed a sale of 37,950,000 shares of common stock of Voya Financial in a registered public offering ("Secondary Offering"), reducing ING's ownership of Voya Financial to 57%.

Throughout 2014, ING completed the sale of an aggregate of 82,783,006 shares of common stock of Voya Financial in a series of registered public offerings. Also during 2014, pursuant to the terms of share repurchase agreements between ING and Voya Financial, Voya Financial acquired 19,447,847 shares of its common stock from ING. As of the end of 2014, ING's ownership of Voya Financial had been reduced to approximately 19%.

In March of 2015, ING completed a sale of 32,018,100 shares of common stock of Voya Financial in a registered public offering. Concurrently with this offering, pursuant to the terms of a share repurchase agreement between ING and Voya Financial, Voya Financial acquired 13,599,274 shares of its common stock from ING.

As a result of these transactions, ING has satisfied the provisions of its agreement with the European Union regarding the divestment of its U.S. insurance and investment operations, which required ING to divest 100% of its ownership interest in Voya Financial together with its subsidiaries by the end of 2016. ING continues to hold warrants to purchase up to 26,050,846 shares of Voya Financial common stock at an exercise price of $48.75, in each case subject to adjustments.

The Account is registered as a unit investment trust with the Securities Exchange Commission ("SEC") under the Investment Company Act of 1940, as amended. VRIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed account (an investment option in the Company's general account), as directed by the contract owners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business VRIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of VRIAC. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of VRIAC.

At December 31, 2015, the Account had 323 investment divisions (the "Divisions"), 168 of which invest in independently managed mutual funds and 155 of which invest in mutual funds managed by affiliates, either Voya Investments, LLC ("VIL") or Directed Services LLC ("DSL"). The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts").

The Divisions with asset balances at December 31, 2015 and related Trusts are as follows:

AB Growth and Income Fund, Inc.:
AB Growth and Income Fund - Class A

AB Variable Products Series Fund, Inc.:
AB VPS Growth and Income Portfolio - Class A

Aberdeen Funds:
Aberdeen International Equity Fund - Institutional Class

AIM Counselor Series Trust:
Invesco Floating Rate Fund - Class R5

AIM Growth Series:
Invesco Mid Cap Core Equity Fund - Class A
Invesco Small Cap Growth Fund - Class A

AIM International Mutual Funds:
Invesco International Growth Fund - Class R5

AIM Investment Funds:
Invesco Endeavor Fund - Class A
Invesco Global Health Care Fund - Investor Class

AIM Investment Securities Funds:
Invesco High Yield Fund - Class R5

AIM Sector Funds:
Invesco American Value Fund - Class R5
Invesco Energy Fund - Class R5
Invesco Small Cap Value Fund - Class A

AIM Variable Insurance Funds:
Invesco V.I. American Franchise Fund - Series I Shares
Invesco V.I. Core Equity Fund - Series I Shares

Alger Funds:
Alger Capital Appreciation Fund - Class A

Alger Funds II:
Alger Green Fund - Class A

Allianz Funds:
AllianzGI NFJ Dividend Value Fund - Class A
AllianzGI NFJ Large-Cap Value Fund - Institutional Class
AllianzGI NFJ Small-Cap Value Fund - Class A

Amana Mutual Funds Trust:
Amana Growth Fund - Investor Class
Amana Income Fund - Investor Class

American Balanced Fund®, Inc.:
American Balanced Fund® - Class R-3

American Beacon Funds:
American Beacon Small Cap Value Fund - Investor Class

American Century Government Income Trust:
American Century Investments® Inflation-Adjusted Bond Fund - Investor Class

American Century Quantitative Equity Funds, Inc.:
American Century Investments® Income & Growth Fund - A Class

American Funds Fundamental Investors^{SM}:
Fundamental Investors^{SM} - Class R-3
Fundamental Investors^{SM} - Class R-4

American Mutual Fund®:
American Mutual Fund® - Class R-4

Ariel Investment Trust:
Ariel Appreciation Fund - Investor Class
Ariel Fund - Investor Class

Artisan Funds, Inc.:
Artisan International Fund - Investor Shares

Aston Funds:
Aston/Fairpointe Mid Cap Fund - Class N

BlackRock Equity Dividend Fund:
BlackRock Equity Dividend Fund - Investor A Shares

BlackRock Funds^{SM}:
BlackRock Health Sciences Opportunities Portfolio - Institutional Shares
BlackRock Health Sciences Opportunities Portfolio - Investor A Shares

BlackRock Mid Cap Value Opportunities Series, Inc.:
BlackRock Mid Cap Value Opportunities Fund - Institutional Shares
BlackRock Mid Cap Value Opportunities Fund - Investor A Shares

Bond Fund of America^{SM}:
Bond Fund of America^{SM} - Class R-4

Calvert Variable Series, Inc.:
Calvert VP SRI Balanced Portfolio

Capital Income Builder®:
Capital Income Builder® - Class R-4

Capital World Growth & Income Fund^SM:
Capital World Growth & Income Fund^SM - Class R-3

Cohen & Steers Realty Shares, Inc.:
Cohen & Steers Realty Shares, Inc.

Columbia^SM Acorn® Trust:
Columbia^SM Acorn® Fund - Class A
Columbia^SM Acorn® Fund - Class Z

Columbia Funds Series Trust:
Columbia Mid Cap Value Fund - Class A
Columbia Mid Cap Value Fund - Class Z

CRM Mutual Fund Trust:
CRM Mid Cap Value Fund - Investor Shares

Davis Series Inc.:
Davis Financial Fund - Class Y

Delaware Group Adviser Funds:
Delaware Diversified Income Fund - Class A

Delaware Group® Equity Funds IV:
Delaware Smid Cap Growth Fund - Institutional Class

Delaware Group Equity Funds V:
Delaware Small Cap Value Fund - Class A

Deutsche Investment Trust:
Deutsche Small Cap Growth Fund - Class S

DFA Investment Dimensions Group Inc.:
DFA Inflation-Protected Securities Portfolio - Institutional Class
Emerging Markets Core Equity Portfolio - Institutional Class
U.S. Targeted Value Portfolio - Institutional Class

Dodge & Cox Funds:
Dodge & Cox International Stock Fund
Dodge & Cox Stock Fund

DWS Institutional Funds:
Deutsche Equity 500 Index Fund - Class S

Eaton Vance Special Investment Trust:
Eaton Vance Large-Cap Value Fund - Class R

EuroPacific Growth Fund®:
EuroPacific Growth Fund® - Class R-3
EuroPacific Growth Fund® - Class R-4

Fidelity® Contrafund®:
Fidelity Advisor® New Insights Fund - Class I

Fidelity® Variable Insurance Products:
Fidelity® VIP Equity-Income Portfolio - Initial Class
Fidelity® VIP Growth Portfolio - Initial Class
Fidelity® VIP High Income Portfolio - Initial Class
Fidelity® VIP Overseas Portfolio - Initial Class

Fidelity® Variable Insurance Products II:
Fidelity® VIP Contrafund® Portfolio - Initial Class
Fidelity® VIP Index 500 Portfolio - Initial Class

Fidelity® Variable Insurance Products III:
Fidelity® VIP Mid Cap Portfolio - Initial Class

Fidelity® Variable Insurance Products V:
Fidelity® VIP Asset Manager Portfolio - Initial Class

Franklin Mutual Series Fund Inc.:
Franklin Mutual Global Discovery Fund - Class R

Franklin Strategic Series:
Franklin Biotechnology Discovery Fund - Advisor Class
Franklin Natural Resources Fund - Advisor Class
Franklin Small-Mid Cap Growth Fund - Class A

Franklin Templeton Variable Insurance Products Trust:
Franklin Small Cap Value VIP Fund - Class 2

Goldman Sachs Trust:
Goldman Sachs Growth Opportunities Fund - Class IR

Growth Fund of America®:
Growth Fund of America® - Class R-3
Growth Fund of America® - Class R-4

Hartford Mutual Funds, Inc.:
The Hartford Capital Appreciation Fund - Class R4
The Hartford Dividend And Growth Fund - Class R4

Income Fund of America®:
Income Fund of America® - Class R-3

Ivy Funds:
Ivy Science and Technology Fund - Class Y

Janus Aspen Series:
Janus Aspen Series Balanced Portfolio - Institutional Shares
Janus Aspen Series Enterprise Portfolio - Institutional Shares
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares
Janus Aspen Series Global Research Portfolio - Institutional Shares
Janus Aspen Series Janus Portfolio - Institutional Shares

JPMorgan Trust II:
JPMorgan Equity Income Fund - Select Class
JPMorgan Government Bond Fund - Select Class

Lazard Funds, Inc.:
Lazard Emerging Markets Equity Portfolio - Open Shares
Lazard U.S. Mid Cap Equity Portfolio - Open Shares

Legg Mason Partners Equity Trust:
ClearBridge Aggressive Growth Fund - Class I

LKCM Funds:
LKCM Aquinas Growth Fund

Loomis Sayles Funds I:
Loomis Sayles Small Cap Value Fund - Retail Class

Loomis Sayles Funds II:
Loomis Sayles Limited Term Government and Agency Fund - Class Y
Loomis Sayles Value Fund - Class Y

Lord Abbett Developing Growth Fund, Inc.:
Lord Abbett Developing Growth Fund - Class A

222

Lord Abbett Investment Trust:
Lord Abbett Core Fixed Income Fund - Class A

Lord Abbett Mid Cap Stock Fund, Inc.:
Lord Abbett Mid Cap Stock Fund - Class A

Lord Abbett Research Fund, Inc.:
Lord Abbett Small Cap Value Fund - Class A

Lord Abbett Securities Trust:
Lord Abbett Fundamental Equity Fund - Class A

Lord Abbett Series Fund, Inc.:
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC

MainStay Funds:
MainStay Large Cap Growth Fund - Class R3

Massachusetts Investors Growth Stock Fund:
Massachusetts Investors Growth Stock Fund - Class A

Metropolitan West Funds:
Metropolitan West Total Return Bond Fund - Class I
Metropolitan West Total Return Bond Fund - Class M

MFS® Series Trust l:
MFS® New Discovery Fund - Class R3

MFS® Series Trust X:
MFS® International Value Fund - Class R3

Neuberger Berman Equity Funds®:
Neuberger Berman Genesis Fund - Trust Class
Neuberger Berman Socially Responsive Fund - Institutional Class
Neuberger Berman Socially Responsive Fund - Trust Class

New Perspective Fund®:
New Perspective Fund® - Class R-3
New Perspective Fund® - Class R-4

New World Fund®, Inc.:
New World Fund® - Class R-4

Nuveen Investment Funds, Inc.:
Nuveen Global Infrastructure Fund - Class I

Nuveen Investment Trust:
Nuveen U.S. Infrastructure Bond Fund - Class I

Oppenheimer Capital Appreciation Fund:
Oppenheimer Capital Appreciation Fund - Class A

Oppenheimer Developing Markets Fund:
Oppenheimer Developing Markets Fund - Class A
Oppenheimer Developing Markets Fund - Class Y

Oppenheimer Gold & Special Minerals Fund:
Oppenheimer Gold & Special Minerals Fund - Class A

Oppenheimer International Bond Fund:
Oppenheimer International Bond Fund - Class A

Oppenheimer International Growth Fund:
Oppenheimer International Growth Fund - Class Y

Oppenheimer International Small Company Fund:
Oppenheimer International Small-Mid Company Fund - Class Y

Oppenheimer Variable Account Funds:
Oppenheimer Discovery Mid Cap Growth Fund/VA
Oppenheimer Global Fund/VA

Oppenheimer Variable Account Funds (continued):
Oppenheimer Global Strategic Income Fund/VA
Oppenheimer Main Street Fund®/VA
Oppenheimer Main Street Small Cap Fund®/VA

Parnassus Income Funds:
Parnassus Core Equity Fund℠ - Investor Shares

Pax World Funds Series Trust I:
Pax World Balanced Fund - Individual Investor Class

PIMCO Funds:
PIMCO CommodityRealReturn Strategy Fund® - Administrative Class

PIMCO Variable Insurance Trust:
PIMCO Real Return Portfolio - Administrative Class

Pioneer Equity Income Fund:
Pioneer Equity Income Fund - Class Y

Pioneer High Yield Fund:
Pioneer High Yield Fund - Class A

Pioneer Strategic Income Fund:
Pioneer Strategic Income Fund - Class A

Pioneer Variable Contracts Trust:
Pioneer Emerging Markets VCT Portfolio - Class I
Pioneer Equity Income VCT Portfolio - Class I
Pioneer High Yield VCT Portfolio - Class I

Prudential Sector Funds, Inc.:
Prudential Jennison Utility Fund - Class Z

RiverSource® Investment Series, Inc.:
Columbia Diversified Equity Income Fund - Class K
Columbia Diversified Equity Income Fund - Class R4

Royce Fund:
Royce Total Return Fund - K Class

Schwartz Investment Trust:
Ave Maria Rising Dividend Fund

SmallCap World Fund®, Inc.:
SMALLCAP World Fund® - Class R-4

T. Rowe Price Investment Services, Inc.:
T. Rowe Price Institutional Large-Cap Growth Fund

T. Rowe Price Mid-Cap Value Fund, Inc.:
T. Rowe Price Mid-Cap Value Fund - R Class

T. Rowe Price Value Fund, Inc.:
T. Rowe Price Value Fund - Advisor Class

TCW Funds Inc:
TCW Total Return Bond Fund - Class N

Templeton Funds, Inc.:
Templeton Foreign Fund - Class A

Templeton Income Trust:
Templeton Global Bond Fund - Advisor Class
Templeton Global Bond Fund - Class A

Third Avenue Trust:
Third Avenue Real Estate Value Fund - Institutional Class

Thornburg Investment Trust:
Thornburg International Value Fund - Class R4

Touchstone Strategic Trust:

Touchstone Value Fund - Institutional Class

USAA Investment Trust:

USAA Precious Metals and Minerals Fund - Adviser Shares

Vanguard® Variable Insurance Fund:

Diversified Value Portfolio

Equity Income Portfolio

Small Company Growth Portfolio

Victory Portfolios:

Victory Integrity Small-Cap Value Fund - Class Y

Victory Sycamore Small Company Opportunity Fund - Class R

Voya Balanced Portfolio, Inc.:

Voya Balanced Portfolio - Class I

Voya Equity Trust:

Voya Growth Opportunities Fund - Class A

Voya Large Cap Value Fund - Class A

Voya Real Estate Fund - Class A

Voya Funds Trust:

Voya GNMA Income Fund - Class A

Voya Intermediate Bond Fund - Class A

Voya Intermediate Bond Portfolio:

Voya Intermediate Bond Portfolio - Class I

Voya Intermediate Bond Portfolio - Class S

Voya Investors Trust:

Voya Global Perspectives Portfolio - Class I

Voya High Yield Portfolio - Adviser Class

Voya High Yield Portfolio - Institutional Class

Voya High Yield Portfolio - Service Class

Voya Large Cap Growth Portfolio - Adviser Class

Voya Large Cap Growth Portfolio - Institutional Class

Voya Large Cap Growth Portfolio - Service Class

Voya Large Cap Value Portfolio - Adviser Class

Voya Large Cap Value Portfolio - Institutional Class

Voya Large Cap Value Portfolio - Service Class

Voya Limited Maturity Bond Portfolio - Adviser Class

Voya Multi-Manager Large Cap Core Portfolio - Institutional
Class

Voya Multi-Manager Large Cap Core Portfolio - Service Class

Voya U.S. Stock Index Portfolio - Institutional Class

VY® BlackRock Inflation Protected Bond Portfolio - Adviser
Class

VY® Clarion Global Real Estate Portfolio - Adviser Class

VY® Clarion Global Real Estate Portfolio - Institutional Class

VY® Clarion Real Estate Portfolio - Adviser Class

VY® Clarion Real Estate Portfolio - Institutional Class

VY® Clarion Real Estate Portfolio - Service Class

VY® FMR Diversified Mid Cap Portfolio - Institutional Class

VY® FMR Diversified Mid Cap Portfolio - Service Class

VY® FMR Diversified Mid Cap Portfolio - Service 2 Class

VY® Invesco Growth and Income Portfolio - Institutional Class

VY® Invesco Growth and Income Portfolio - Service Class

Voya Investors Trust (continued):

VY® JPMorgan Emerging Markets Equity Portfolio - Adviser
Class

VY® JPMorgan Emerging Markets Equity Portfolio -
Institutional Class

VY® JPMorgan Emerging Markets Equity Portfolio - Service
Class

VY® JPMorgan Small Cap Core Equity Portfolio - Adviser
Class

VY® JPMorgan Small Cap Core Equity Portfolio - Institutional
Class

VY® JPMorgan Small Cap Core Equity Portfolio - Service
Class

VY® Morgan Stanley Global Franchise Portfolio - Adviser
Class

VY® T. Rowe Price Capital Appreciation Portfolio - Adviser
Class

VY® T. Rowe Price Capital Appreciation Portfolio -
Institutional Class

VY® T. Rowe Price Capital Appreciation Portfolio - Service
Class

VY® T. Rowe Price Equity Income Portfolio - Adviser Class

VY® T. Rowe Price Equity Income Portfolio - Service Class

VY® T. Rowe Price International Stock Portfolio - Adviser
Class

VY® T. Rowe Price International Stock Portfolio - Service
Class

VY® Templeton Global Growth Portfolio - Institutional Class

VY® Templeton Global Growth Portfolio - Service Class

Voya Money Market Portfolio:

Voya Money Market Portfolio - Class I

Voya Mutual Funds:

Voya Global Real Estate Fund - Class A

Voya Multi-Manager International Small Cap Fund - Class A

Voya Partners, Inc.:

Voya Global Bond Portfolio - Adviser Class

Voya Global Bond Portfolio - Initial Class

Voya Global Bond Portfolio - Service Class

Voya Index Solution 2025 Portfolio - Initial Class

Voya Index Solution 2025 Portfolio - Service Class

Voya Index Solution 2025 Portfolio - Service 2 Class

Voya Index Solution 2035 Portfolio - Initial Class

Voya Index Solution 2035 Portfolio - Service Class

Voya Index Solution 2035 Portfolio - Service 2 Class

Voya Index Solution 2045 Portfolio - Initial Class

Voya Index Solution 2045 Portfolio - Service Class

Voya Index Solution 2045 Portfolio - Service 2 Class

Voya Index Solution 2055 Portfolio - Initial Class

Voya Index Solution 2055 Portfolio - Service Class

Voya Index Solution 2055 Portfolio - Service 2 Class

Voya Index Solution Income Portfolio - Initial Class

Voya Partners, Inc. (continued):

Voya Index Solution Income Portfolio - Service Class

Voya Index Solution Income Portfolio - Service 2 Class

Voya Solution 2025 Portfolio - Adviser Class

Voya Solution 2025 Portfolio - Initial Class

Voya Solution 2025 Portfolio - Service Class

Voya Solution 2025 Portfolio - Service 2 Class

Voya Solution 2035 Portfolio - Adviser Class

Voya Solution 2035 Portfolio - Initial Class

Voya Solution 2035 Portfolio - Service Class

Voya Solution 2035 Portfolio - Service 2 Class

Voya Solution 2045 Portfolio - Adviser Class

Voya Solution 2045 Portfolio - Initial Class

Voya Solution 2045 Portfolio - Service Class

Voya Solution 2045 Portfolio - Service 2 Class

Voya Solution 2055 Portfolio - Initial Class

Voya Solution 2055 Portfolio - Service Class

Voya Solution 2055 Portfolio - Service 2 Class

Voya Solution Balanced Portfolio - Service Class

Voya Solution Income Portfolio - Adviser Class

Voya Solution Income Portfolio - Initial Class

Voya Solution Income Portfolio - Service Class

Voya Solution Income Portfolio - Service 2 Class

Voya Solution Moderately Conservative Portfolio - Service
Class

VY® American Century Small-Mid Cap Value Portfolio -
Adviser Class

VY® American Century Small-Mid Cap Value Portfolio - Initial
Class

VY® American Century Small-Mid Cap Value Portfolio -
Service Class

VY® Baron Growth Portfolio - Adviser Class

VY® Baron Growth Portfolio - Service Class

VY® Columbia Contrarian Core Portfolio - Service Class

VY® Columbia Small Cap Value II Portfolio - Adviser Class

VY® Columbia Small Cap Value II Portfolio - Service Class

VY® Fidelity® VIP Mid Cap Portfolio - Service Class

VY® Invesco Comstock Portfolio - Adviser Class

VY® Invesco Comstock Portfolio - Service Class

VY® Invesco Equity and Income Portfolio - Adviser Class

VY® Invesco Equity and Income Portfolio - Initial Class

VY® Invesco Equity and Income Portfolio - Service Class

VY® JPMorgan Mid Cap Value Portfolio - Adviser Class

VY® JPMorgan Mid Cap Value Portfolio - Initial Class

VY® JPMorgan Mid Cap Value Portfolio - Service Class

VY® Oppenheimer Global Portfolio - Adviser Class

VY® Oppenheimer Global Portfolio - Initial Class

VY® Oppenheimer Global Portfolio - Service Class

VY® Pioneer High Yield Portfolio - Initial Class

VY® Pioneer High Yield Portfolio - Service Class

Voya Partners, Inc. (continued):

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio -
Adviser Class

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio -
Initial Class

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio -
Service Class

VY® T. Rowe Price Growth Equity Portfolio - Adviser Class

VY® T. Rowe Price Growth Equity Portfolio - Initial Class

VY® T. Rowe Price Growth Equity Portfolio - Service Class

VY® Templeton Foreign Equity Portfolio - Adviser Class

VY® Templeton Foreign Equity Portfolio - Initial Class

VY® Templeton Foreign Equity Portfolio - Service Class

Voya Series Fund, Inc.:

Voya Corporate Leaders 100 Fund - Class I

Voya Strategic Allocation Portfolios, Inc.:

Voya Strategic Allocation Conservative Portfolio - Class I

Voya Strategic Allocation Growth Portfolio - Class I

Voya Strategic Allocation Moderate Portfolio - Class I

Voya Variable Funds:

Voya Growth and Income Portfolio - Class A

Voya Growth and Income Portfolio - Class I

Voya Growth and Income Portfolio - Class S

Voya Variable Portfolios, Inc.:

Voya Global Value Advantage Portfolio - Class I

Voya Global Value Advantage Portfolio - Class S

Voya Index Plus LargeCap Portfolio - Class I

Voya Index Plus LargeCap Portfolio - Class S

Voya Index Plus MidCap Portfolio - Class I

Voya Index Plus MidCap Portfolio - Class S

Voya Index Plus SmallCap Portfolio - Class I

Voya Index Plus SmallCap Portfolio - Class S

Voya International Index Portfolio - Class I

Voya International Index Portfolio - Class S

Voya Russell™ Large Cap Growth Index Portfolio - Class I

Voya Russell™ Large Cap Growth Index Portfolio - Class S

Voya Russell™ Large Cap Index Portfolio - Class I

Voya Russell™ Large Cap Index Portfolio - Class S

Voya Russell™ Large Cap Value Index Portfolio - Class I

Voya Russell™ Large Cap Value Index Portfolio - Class S

Voya Russell™ Mid Cap Growth Index Portfolio - Class S

Voya Russell™ Mid Cap Index Portfolio - Class I

Voya Russell™ Small Cap Index Portfolio - Class I

Voya Small Company Portfolio - Class I

Voya Small Company Portfolio - Class S

Voya U.S. Bond Index Portfolio - Class I

Voya Variable Products Trust:

Voya MidCap Opportunities Portfolio - Class I

Voya MidCap Opportunities Portfolio - Class S

Voya SmallCap Opportunities Portfolio - Class I

Voya Variable Products Trust (continued):	Washington Mutual Investors Fund^{SM}:
Voya SmallCap Opportunities Portfolio - Class S	Washington Mutual Investors Fund^{SM} - Class R-3
Wanger Advisors Trust:	Washington Mutual Investors Fund^{SM} - Class R-4
Wanger International	**Wells Fargo Funds Trust:**
Wanger Select	Wells Fargo Small Cap Value Fund - Class A
Wanger USA	Wells Fargo Special Small Cap Value Fund - Class A

The names of certain Trusts and Divisions were changed during 2015. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
AB Growth and Income Fund, Inc.:	**AllianceBernstein Growth and Income Fund, Inc.:**
AB Growth and Income Fund - Class A	AllianceBernstein Growth and Income Fund - Class A
AB Variable Products Series Fund, Inc.:	**AllianceBernstein Variable Products Series Fund, Inc.:**
AB VPS Growth and Income Portfolio - Class A	AllianceBernstein Growth and Income Portfolio - Class A
Fidelity® Contrafund®:	**Fidelity® Contrafund®:**
Fidelity Advisor® New Insights Fund - Class I	Fidelity Advisor® New Insights Fund - Institutional Class
Nuveen Investment Trust:	**Nuveen Investment Funds, Inc.:**
Nuveen U.S. Infrastructure Bond Fund - Class I	Nuveen U.S. Infrastructure Income Fund - Class I
Oppenheimer International Small Company Fund:	**Oppenheimer International Small Company Fund:**
Oppenheimer International Small-Mid Company Fund - Class Y	Oppenheimer International Small Company Fund - Class Y
Victory Portfolios:	**Victory Portfolios:**
Victory Sycamore Small Company Opportunity Fund - Class R	Victory Small Company Opportunity Fund - Class R
Wells Fargo Funds Trust:	**Wells Fargo Funds Trust:**
Wells Fargo Small Cap Value Fund - Class A	Wells Fargo Advantage Small Cap Value Fund - Class A
Wells Fargo Special Small Cap Value Fund - Class A	Wells Fargo Advantage Special Small Cap Value Fund - Class A

During 2015, the following Divisions were closed to contract owners:

Parnassus Funds:	Voya Partners, Inc. (continued):
Parnassus Small Cap Fund^{SM}	Voya Index Solution 2015 Portfolio - Service 2 Class
Voya Investors Trust:	Voya Solution 2015 Portfolio - Adviser Class
Voya Global Resources Portfolio - Institutional Class	Voya Solution 2015 Portfolio - Initial Class
Voya Global Resources Portfolio - Service Class	Voya Solution 2015 Portfolio - Service Class
Voya Partners, Inc.:	Voya Solution 2015 Portfolio - Service 2 Class
Voya Aggregate Bond Portfolio - Adviser Class	**Voya Series Fund, Inc.:**
Voya Aggregate Bond Portfolio - Initial Class	Voya Core Equity Research Fund - Class A
Voya Aggregate Bond Portfolio - Service Class	**Voya Variable Products Trust:**
Voya Index Solution 2015 Portfolio - Initial Class	Voya International Value Portfolio - Class I
Voya Index Solution 2015 Portfolio - Service Class	Voya International Value Portfolio - Class S

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of VRIAC, which is taxed as a life insurance company under the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited to contract owners. Accordingly, earnings and realized capital gains of the Account attributable to the contract owners are excluded in the determination of the federal income tax liability of VRIAC, and no charge is being made to the Account for federal income taxes for these amounts. The Company will review this tax accounting in the event of changes in the tax law. Such changes in the law may result in a charge for federal income taxes. Uncertain tax positions are assessed at the parent level on a consolidated basis, including taxes of the operations of the Separate Account.

Contract Owner Reserves

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contract owners invested in the Account Divisions. Net assets allocated to contracts in the payout period are computed according to the industry standard mortality tables. The assumed investment return is elected by the annuitant and may vary from 3.5% to 5.0%. The mortality risk is fully borne by the Company. To the extent that benefits to be paid to the contract owners exceed their account values, VRIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to VRIAC. Prior to the annuitization date, the Contracts are redeemable for the net cash surrender value of the Contracts.

Changes from Principal Transactions

Included in Changes from principal transactions on the Statements of Changes in Net Assets are items which relate to contract owner activity, including deposits, surrenders and withdrawals, death benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) VRIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by VRIAC).

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

3. Financial Instruments

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the transfer agents or fund companies and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2015 based on the priority of the inputs to the valuation technique below. There were no transfers among the levels for the year ended December 31, 2015. The Account had no liabilities as of December 31, 2015.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

4. Charges and Fees

Under the terms of the Contracts, certain charges and fees are incurred by the Contracts to cover VRIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges and fees:

Mortality and Expense Risk Charges

VRIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.75% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts. These charges are assessed through a reduction in unit values.

Asset Based Administrative Charges

A charge to cover administrative expenses of the Account is deducted at annual rates of up to 0.60% of the assets attributable to the Contracts. These charges are assessed through a reduction in unit values.

Contract Maintenance Charges

An annual Contract maintenance fee of up to $50 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract. These charges are assessed through the redemption of units.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 8.5% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract. These charges are assessed through the redemption of units.

Other Contract Charges

Certain Contracts contain optional riders that are available for an additional charge, such as minimum guaranteed withdraw benefits. The amounts charged for these optional benefits vary based on a number of factors and are defined in the Contracts. These charges are assessed through the redemption of units.

Under the Fixed/Variable Premium Immediate Annuity contract, an additional annual charge of 1.00% of the average daily net asset value is deducted daily from the accumulation values for contract owners who select the Guaranteed Minimum Income feature. For certain Contracts, an annual charge ranging from 0.50% to 1.00% of the average daily net asset value is deducted daily from the accumulation values for contract owners who select the Transfer Asset Benefit option, as specified in the Contract. These charges are assessed through a reduction in unit values.

Fees Waived by VRIAC

Certain charges and fees for various types of Contracts may be waived by VRIAC. VRIAC reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

5. Related Party Transactions

During the year ended December 31, 2015, management fees were paid to DSL, an affiliate of the Company, in its capacity as investment adviser to Voya Investors Trust and Voya Partners, Inc. The Trusts' advisory agreements provide for fees at annual rates ranging from 0.10% to 1.25% of the average net assets of each respective Fund.

Management fees were also paid to VIL, an affiliate of the Company, in its capacity as investment adviser to the Voya Balanced Portfolio, Inc., Voya Equity Trust, Voya Funds Trust, Voya Intermediate Bond Portfolio, Voya Money Market Portfolio, Voya Mutual Funds, Voya Partners, Inc., Voya Series Fund, Inc., Voya Strategic Allocation Portfolios, Inc., Voya Variable Funds, Voya Variable Portfolios, Inc., and Voya Variable Products Trust. The Trusts' advisory agreements provide for fees at annual rates ranging from 0.17% to 1.06% of the average net assets of each respective Fund.

6. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments for the year ended December 31, 2015 follow:

	Purchases	Sales
	(Dollars in thousands)	
AB Growth and Income Fund, Inc.:		
AB Growth and Income Fund - Class A	$ 19	$ 45
AB Variable Products Series Fund, Inc.:		
AB VPS Growth and Income Portfolio - Class A	139	98
Aberdeen Funds:		
Aberdeen International Equity Fund - Institutional Class	2,232	50
AIM Counselor Series Trust:		
Invesco Floating Rate Fund - Class R5	18	—
AIM Growth Series:		
Invesco Mid Cap Core Equity Fund - Class A	718	786
Invesco Small Cap Growth Fund - Class A	28	34
AIM International Mutual Funds:		
Invesco International Growth Fund - Class R5	100	37
AIM Investment Funds:		
Invesco Endeavor Fund - Class A	10	38
Invesco Global Health Care Fund - Investor Class	225	345
AIM Investment Securities Funds:		
Invesco High Yield Fund - Class R5	154	23
AIM Sector Funds:		
Invesco American Value Fund - Class R5	879	134
Invesco Energy Fund - Class R5	11	—
Invesco Small Cap Value Fund - Class A	81	136
AIM Variable Insurance Funds:		
Invesco V.I. American Franchise Fund - Series I Shares	1,386	3,583
Invesco V.I. Core Equity Fund - Series I Shares	4,789	4,835
Alger Funds:		
Alger Capital Appreciation Fund - Class A	638	751
Alger Funds II:		
Alger Green Fund - Class A	976	1,085

	Purchases	Sales
	(Dollars in thousands)	
Allianz Funds:		
AllianzGI NFJ Dividend Value Fund - Class A	$ 24	$ 9
AllianzGI NFJ Large-Cap Value Fund - Institutional Class	1	—
AllianzGI NFJ Small-Cap Value Fund - Class A	169	54
Amana Mutual Funds Trust:		
Amana Growth Fund - Investor Class	7,660	9,642
Amana Income Fund - Investor Class	9,230	12,840
American Balanced Fund®, Inc.:		
American Balanced Fund® - Class R-3	1,016	3,070
American Beacon Funds:		
American Beacon Small Cap Value Fund - Investor Class	114	46
American Century Government Income Trust:		
American Century Investments® Inflation-Adjusted Bond Fund - Investor Class	2,782	6,683
American Century Quantitative Equity Funds, Inc.:		
American Century Investments® Income & Growth Fund - A Class	2,022	2,076
American Funds Fundamental Investors^{SM}:		
Fundamental Investors^{SM} - Class R-3	365	1,146
Fundamental Investors^{SM} - Class R-4	13,109	6,443
American Mutual Fund®:		
American Mutual Fund® - Class R-4	1,509	243
Ariel Investment Trust:		
Ariel Appreciation Fund - Investor Class	104	155
Ariel Fund - Investor Class	6,253	4,209
Artisan Funds, Inc.:		
Artisan International Fund - Investor Shares	3,814	1,578
Aston Funds:		
Aston/Fairpointe Mid Cap Fund - Class N	4,616	11,821
BlackRock Equity Dividend Fund:		
BlackRock Equity Dividend Fund - Investor A Shares	392	616
BlackRock Funds^{SM}:		
BlackRock Health Sciences Opportunities Portfolio - Institutional Shares	185	—
BlackRock Health Sciences Opportunities Portfolio - Investor A Shares	15,096	858
BlackRock Mid Cap Value Opportunities Series, Inc.:		
BlackRock Mid Cap Value Opportunities Fund - Institutional Shares	68	11
BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	3,727	5,026
Bond Fund of America^{SM}:		
Bond Fund of America^{SM} - Class R-4	3,286	2,336
Calvert Variable Series, Inc.:		
Calvert VP SRI Balanced Portfolio	2,352	5,267
Capital Income Builder®:		
Capital Income Builder® - Class R-4	373	30
Capital World Growth & Income Fund^{SM}:		
Capital World Growth & Income Fund^{SM} - Class R-3	192	59
Cohen & Steers Realty Shares, Inc.:		
Cohen & Steers Realty Shares, Inc.	5,366	3,278
Columbia^{SM} Acorn® Trust:		
Columbia^{SM} Acorn® Fund - Class A	23	55
Columbia^{SM} Acorn® Fund - Class Z	5	51

	Purchases	Sales
	(Dollars in thousands)	
Columbia Funds Series Trust:		
Columbia Mid Cap Value Fund - Class A	$ 2,360	$ 2,506
Columbia Mid Cap Value Fund - Class Z	—	—
CRM Mutual Fund Trust:		
CRM Mid Cap Value Fund - Investor Shares	138	22
Davis Series Inc.:		
Davis Financial Fund - Class Y	1	—
Delaware Group Adviser Funds:		
Delaware Diversified Income Fund - Class A	1,598	1,373
Delaware Group® Equity Funds IV:		
Delaware Smid Cap Growth Fund - Institutional Class	1,589	107
Delaware Group Equity Funds V:		
Delaware Small Cap Value Fund - Class A	658	229
Deutsche Investment Trust:		
Deutsche Small Cap Growth Fund - Class S	10	5
DFA Investment Dimensions Group Inc.:		
DFA Inflation-Protected Securities Portfolio - Institutional Class	35	1
Emerging Markets Core Equity Portfolio - Institutional Class	194	1
U.S. Targeted Value Portfolio - Institutional Class	2,653	49
Dodge & Cox Funds:		
Dodge & Cox International Stock Fund	65	77
Dodge & Cox Stock Fund	83	23
DWS Institutional Funds:		
Deutsche Equity 500 Index Fund - Class S	166	76
Eaton Vance Special Investment Trust:		
Eaton Vance Large-Cap Value Fund - Class R	22	16
EuroPacific Growth Fund®:		
EuroPacific Growth Fund® - Class R-3	1,010	1,622
EuroPacific Growth Fund® - Class R-4	22,506	25,213
Fidelity® Contrafund®:		
Fidelity Advisor® New Insights Fund - Class I	512	240
Fidelity® Variable Insurance Products:		
Fidelity® VIP Equity-Income Portfolio - Initial Class	39,060	40,778
Fidelity® VIP Growth Portfolio - Initial Class	12,030	27,729
Fidelity® VIP High Income Portfolio - Initial Class	1,975	2,556
Fidelity® VIP Overseas Portfolio - Initial Class	4,130	4,302
Fidelity® Variable Insurance Products II:		
Fidelity® VIP Contrafund® Portfolio - Initial Class	150,699	178,048
Fidelity® VIP Index 500 Portfolio - Initial Class	14,179	11,924
Fidelity® Variable Insurance Products III:		
Fidelity® VIP Mid Cap Portfolio - Initial Class	4,559	32,317
Fidelity® Variable Insurance Products V:		
Fidelity® VIP Asset Manager Portfolio - Initial Class	2,945	2,397
Franklin Mutual Series Fund Inc.:		
Franklin Mutual Global Discovery Fund - Class R	406	1,119
Franklin Strategic Series:		
Franklin Biotechnology Discovery Fund - Advisor Class	289	62
Franklin Natural Resources Fund - Advisor Class	4	—
Franklin Small-Mid Cap Growth Fund - Class A	65	53

	Purchases	Sales
	(Dollars in thousands)	
Franklin Templeton Variable Insurance Products Trust:		
Franklin Small Cap Value VIP Fund - Class 2	$ 20,576	$ 22,354
Goldman Sachs Trust:		
Goldman Sachs Growth Opportunities Fund - Class IR	8	1
Growth Fund of America®:		
Growth Fund of America® - Class R-3	2,402	5,112
Growth Fund of America® - Class R-4	38,878	38,335
Hartford Mutual Funds, Inc.:		
The Hartford Capital Appreciation Fund - Class R4	—	—
The Hartford Dividend And Growth Fund - Class R4	1	—
Income Fund of America®:		
Income Fund of America® - Class R-3	565	1,018
Ivy Funds:		
Ivy Science and Technology Fund - Class Y	2,406	381
Janus Aspen Series:		
Janus Aspen Series Balanced Portfolio - Institutional Shares	22	30
Janus Aspen Series Enterprise Portfolio - Institutional Shares	50	63
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	5	7
Janus Aspen Series Global Research Portfolio - Institutional Shares	7	34
Janus Aspen Series Janus Portfolio - Institutional Shares	17	4
JPMorgan Trust II:		
JPMorgan Equity Income Fund - Select Class	219	32
JPMorgan Government Bond Fund - Select Class	822	261
Lazard Funds, Inc.:		
Lazard Emerging Markets Equity Portfolio - Open Shares	—	—
Lazard U.S. Mid Cap Equity Portfolio - Open Shares	2,511	1,249
Legg Mason Partners Equity Trust:		
ClearBridge Aggressive Growth Fund - Class I	311	25
LKCM Funds:		
LKCM Aquinas Growth Fund	64	21
Loomis Sayles Funds I:		
Loomis Sayles Small Cap Value Fund - Retail Class	2,317	2,405
Loomis Sayles Funds II:		
Loomis Sayles Limited Term Government and Agency Fund - Class Y	1,357	508
Loomis Sayles Value Fund - Class Y	13	1
Lord Abbett Developing Growth Fund, Inc.:		
Lord Abbett Developing Growth Fund - Class A	84	26
Lord Abbett Investment Trust:		
Lord Abbett Core Fixed Income Fund - Class A	44	1,268
Lord Abbett Mid Cap Stock Fund, Inc.:		
Lord Abbett Mid Cap Stock Fund - Class A	106	336
Lord Abbett Research Fund, Inc.:		
Lord Abbett Small Cap Value Fund - Class A	364	183
Lord Abbett Securities Trust:		
Lord Abbett Fundamental Equity Fund - Class A	112	45
Lord Abbett Series Fund, Inc.:		
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	8,574	11,613
MainStay Funds:		
MainStay Large Cap Growth Fund - Class R3	—	—

	Purchases	Sales
	(Dollars in thousands)	
Massachusetts Investors Growth Stock Fund:		
Massachusetts Investors Growth Stock Fund - Class A	$ 121	$ 675
Metropolitan West Funds:		
Metropolitan West Total Return Bond Fund - Class I	3,823	133
Metropolitan West Total Return Bond Fund - Class M	8,144	2,573
MFS® Series Trust l:		
MFS® New Discovery Fund - Class R3	40	1
MFS® Series Trust X:		
MFS® International Value Fund - Class R3	81	2
Neuberger Berman Equity Funds®:		
Neuberger Berman Genesis Fund - Trust Class	132	48
Neuberger Berman Socially Responsive Fund - Institutional Class	412	5
Neuberger Berman Socially Responsive Fund - Trust Class	2,016	2,318
New Perspective Fund®:		
New Perspective Fund® - Class R-3	539	568
New Perspective Fund® - Class R-4	18,963	9,011
New World Fund®, Inc.:		
New World Fund® - Class R-4	169	3
Nuveen Investment Funds, Inc.:		
Nuveen Global Infrastructure Fund - Class I	853	913
Nuveen Investment Trust:		
Nuveen U.S. Infrastructure Bond Fund - Class I	1,230	533
Oppenheimer Capital Appreciation Fund:		
Oppenheimer Capital Appreciation Fund - Class A	13	25
Oppenheimer Developing Markets Fund:		
Oppenheimer Developing Markets Fund - Class A	7,986	25,907
Oppenheimer Developing Markets Fund - Class Y	4,562	3,646
Oppenheimer Gold & Special Minerals Fund:		
Oppenheimer Gold & Special Minerals Fund - Class A	13	3
Oppenheimer International Bond Fund:		
Oppenheimer International Bond Fund - Class A	16	14
Oppenheimer International Growth Fund:		
Oppenheimer International Growth Fund - Class Y	116	8
Oppenheimer International Small Company Fund:		
Oppenheimer International Small-Mid Company Fund - Class Y	141	5
Oppenheimer Variable Account Funds:		
Oppenheimer Discovery Mid Cap Growth Fund/VA	1	1
Oppenheimer Global Fund/VA	20	7
Oppenheimer Global Strategic Income Fund/VA	6	—
Oppenheimer Main Street Fund®/VA	12	11
Oppenheimer Main Street Small Cap Fund®/VA	8,010	5,045
Parnassus Funds:		
Parnassus Small Cap Fund[SM]	—	—
Parnassus Income Funds:		
Parnassus Core Equity Fund[SM] - Investor Shares	9,124	3,085
Pax World Funds Series Trust I:		
Pax World Balanced Fund - Individual Investor Class	5,036	6,170
PIMCO Funds:		
PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	671	51

	Purchases	Sales
	(Dollars in thousands)	
PIMCO Variable Insurance Trust:		
PIMCO Real Return Portfolio - Administrative Class	$ 10,828	$ 29,504
Pioneer Equity Income Fund:		
Pioneer Equity Income Fund - Class Y	3,596	818
Pioneer High Yield Fund:		
Pioneer High Yield Fund - Class A	260	369
Pioneer Strategic Income Fund:		
Pioneer Strategic Income Fund - Class A	402	503
Pioneer Variable Contracts Trust:		
Pioneer Emerging Markets VCT Portfolio - Class I	3,116	2,648
Pioneer Equity Income VCT Portfolio - Class I	52	3
Pioneer High Yield VCT Portfolio - Class I	3,230	5,141
Prudential Sector Funds, Inc.:		
Prudential Jennison Utility Fund - Class Z	46	16
RiverSource® Investment Series, Inc.:		
Columbia Diversified Equity Income Fund - Class K	2,441	1,998
Columbia Diversified Equity Income Fund - Class R4	26	25
Royce Fund:		
Royce Total Return Fund - K Class	—	—
Schwartz Investment Trust:		
Ave Maria Rising Dividend Fund	528	57
SmallCap World Fund®, Inc.:		
SMALLCAP World Fund® - Class R-4	5,192	1,536
T. Rowe Price Investment Services, Inc.:		
T. Rowe Price Institutional Large-Cap Growth Fund	4,145	39
T. Rowe Price Mid-Cap Value Fund, Inc.:		
T. Rowe Price Mid-Cap Value Fund - R Class	217	211
T. Rowe Price Value Fund, Inc.:		
T. Rowe Price Value Fund - Advisor Class	103	149
TCW Funds Inc:		
TCW Total Return Bond Fund - Class N	2,777	267
Templeton Funds, Inc.:		
Templeton Foreign Fund - Class A	240	1,330
Templeton Income Trust:		
Templeton Global Bond Fund - Advisor Class	4,446	7,905
Templeton Global Bond Fund - Class A	8,160	32,148
Third Avenue Trust:		
Third Avenue Real Estate Value Fund - Institutional Class	17	—
Thornburg Investment Trust:		
Thornburg International Value Fund - Class R4	16	5
Touchstone Strategic Trust:		
Touchstone Value Fund - Institutional Class	1,736	17
USAA Investment Trust:		
USAA Precious Metals and Minerals Fund - Adviser Shares	4,274	3,936
Vanguard® Variable Insurance Fund:		
Diversified Value Portfolio	16	3
Equity Income Portfolio	64	56
Small Company Growth Portfolio	5	—

	Purchases	Sales
	(Dollars in thousands)	
Victory Portfolios:		
Victory Integrity Small-Cap Value Fund - Class Y	$ 43	$ 1
Victory Sycamore Small Company Opportunity Fund - Class R	8	3
Voya Balanced Portfolio, Inc.:		
Voya Balanced Portfolio - Class I	7,210	37,338
Voya Equity Trust:		
Voya Growth Opportunities Fund - Class A	27	1
Voya Large Cap Value Fund - Class A	241	140
Voya Real Estate Fund - Class A	351	893
Voya Funds Trust:		
Voya GNMA Income Fund - Class A	522	705
Voya Intermediate Bond Fund - Class A	390	739
Voya Intermediate Bond Portfolio:		
Voya Intermediate Bond Portfolio - Class I	191,955	50,518
Voya Intermediate Bond Portfolio - Class S	2,030	257
Voya Global Perspectives Portfolio - Class I	2,180	608
Voya Global Resources Portfolio - Institutional Class	1	25
Voya Global Resources Portfolio - Service Class	2,787	81,637
Voya High Yield Portfolio - Adviser Class	2	9
Voya High Yield Portfolio - Institutional Class	6,967	8,368
Voya High Yield Portfolio - Service Class	3,796	7,041
Voya Large Cap Growth Portfolio - Adviser Class	56	91
Voya Large Cap Growth Portfolio - Institutional Class	64,109	36,636
Voya Large Cap Growth Portfolio - Service Class	1,861	1,126
Voya Large Cap Value Portfolio - Adviser Class	2	3
Voya Large Cap Value Portfolio - Institutional Class	29,090	46,940
Voya Large Cap Value Portfolio - Service Class	642	443
Voya Limited Maturity Bond Portfolio - Adviser Class	91	73
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	3,927	5,657
Voya Multi-Manager Large Cap Core Portfolio - Service Class	66	29
Voya U.S. Stock Index Portfolio - Institutional Class	7,834	10,319
VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	2	5
VY® Clarion Global Real Estate Portfolio - Adviser Class	40	39
VY® Clarion Global Real Estate Portfolio - Institutional Class	11,740	11,577
VY® Clarion Real Estate Portfolio - Adviser Class	6	21
VY® Clarion Real Estate Portfolio - Institutional Class	239	427
VY® Clarion Real Estate Portfolio - Service Class	5,770	9,805
VY® FMR Diversified Mid Cap Portfolio - Institutional Class	9,876	8,912
VY® FMR Diversified Mid Cap Portfolio - Service Class	11,272	5,459
VY® FMR Diversified Mid Cap Portfolio - Service 2 Class	6	12
VY® Invesco Growth and Income Portfolio - Institutional Class	7,100	3,318
VY® Invesco Growth and Income Portfolio - Service Class	7,699	3,783
VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	35	62
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	3,241	3,704
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	2,822	2,975
VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	29	9
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	10,340	2,310
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	6,636	2,398
VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	4	—

	Purchases	Sales
	(Dollars in thousands)	
Voya Intermediate Bond Portfolio (continued):		
VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	$ 123	$ 63
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	61,618	12,477
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	137,609	20,894
VY® T. Rowe Price Equity Income Portfolio - Adviser Class	234	201
VY® T. Rowe Price Equity Income Portfolio - Service Class	18,034	23,232
VY® T. Rowe Price International Stock Portfolio - Adviser Class	10	34
VY® T. Rowe Price International Stock Portfolio - Service Class	2,183	2,288
VY® Templeton Global Growth Portfolio - Institutional Class	129	100
VY® Templeton Global Growth Portfolio - Service Class	691	1,348
Voya Money Market Portfolio:		
Voya Money Market Portfolio - Class I	56,280	65,928
Voya Mutual Funds:		
Voya Global Real Estate Fund - Class A	41	21
Voya Multi-Manager International Small Cap Fund - Class A	35	66
Voya Partners, Inc.:		
Voya Aggregate Bond Portfolio - Adviser Class	225	1,918
Voya Aggregate Bond Portfolio - Initial Class	1,038	3,184
Voya Aggregate Bond Portfolio - Service Class	19,929	173,751
Voya Global Bond Portfolio - Adviser Class	78	66
Voya Global Bond Portfolio - Initial Class	1,585	15,901
Voya Global Bond Portfolio - Service Class	97	148
Voya Index Solution 2015 Portfolio - Initial Class	3,115	3,326
Voya Index Solution 2015 Portfolio - Service Class	297	1,452
Voya Index Solution 2015 Portfolio - Service 2 Class	331	1,376
Voya Index Solution 2025 Portfolio - Initial Class	4,334	256
Voya Index Solution 2025 Portfolio - Service Class	1,096	957
Voya Index Solution 2025 Portfolio - Service 2 Class	805	1,011
Voya Index Solution 2035 Portfolio - Initial Class	6,155	369
Voya Index Solution 2035 Portfolio - Service Class	2,420	208
Voya Index Solution 2035 Portfolio - Service 2 Class	707	1,042
Voya Index Solution 2045 Portfolio - Initial Class	6,077	339
Voya Index Solution 2045 Portfolio - Service Class	746	133
Voya Index Solution 2045 Portfolio - Service 2 Class	735	673
Voya Index Solution 2055 Portfolio - Initial Class	1,227	58
Voya Index Solution 2055 Portfolio - Service Class	504	132
Voya Index Solution 2055 Portfolio - Service 2 Class	352	139
Voya Index Solution Income Portfolio - Initial Class	4,090	1,252
Voya Index Solution Income Portfolio - Service Class	1,210	987
Voya Index Solution Income Portfolio - Service 2 Class	1,375	327
Voya Solution 2015 Portfolio - Adviser Class	114	922
Voya Solution 2015 Portfolio - Initial Class	654	3,295
Voya Solution 2015 Portfolio - Service Class	12,383	72,334
Voya Solution 2015 Portfolio - Service 2 Class	1,588	8,748
Voya Solution 2025 Portfolio - Adviser Class	87	74
Voya Solution 2025 Portfolio - Initial Class	1,900	552
Voya Solution 2025 Portfolio - Service Class	31,195	23,303
Voya Solution 2025 Portfolio - Service 2 Class	3,767	4,103
Voya Solution 2035 Portfolio - Adviser Class	58	43

	Purchases	Sales
	(Dollars in thousands)	
Voya Partners, Inc. (continued):		
Voya Solution 2035 Portfolio - Initial Class	$ 1,646	$ 183
Voya Solution 2035 Portfolio - Service Class	33,649	20,177
Voya Solution 2035 Portfolio - Service 2 Class	3,142	2,296
Voya Solution 2045 Portfolio - Adviser Class	14	84
Voya Solution 2045 Portfolio - Initial Class	1,723	951
Voya Solution 2045 Portfolio - Service Class	27,611	13,147
Voya Solution 2045 Portfolio - Service 2 Class	2,515	1,635
Voya Solution 2055 Portfolio - Initial Class	895	384
Voya Solution 2055 Portfolio - Service Class	6,499	1,406
Voya Solution 2055 Portfolio - Service 2 Class	646	226
Voya Solution Balanced Portfolio - Service Class	1,586	664
Voya Solution Income Portfolio - Adviser Class	858	71
Voya Solution Income Portfolio - Initial Class	4,382	876
Voya Solution Income Portfolio - Service Class	67,953	12,370
Voya Solution Income Portfolio - Service 2 Class	7,842	1,932
Voya Solution Moderately Conservative Portfolio - Service Class	1,550	1,298
VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	30	75
VY® American Century Small-Mid Cap Value Portfolio - Initial Class	7,753	2,735
VY® American Century Small-Mid Cap Value Portfolio - Service Class	13,629	11,286
VY® Baron Growth Portfolio - Adviser Class	57	91
VY® Baron Growth Portfolio - Service Class	15,474	28,375
VY® Columbia Contrarian Core Portfolio - Service Class	2,900	2,179
VY® Columbia Small Cap Value II Portfolio - Adviser Class	31	5
VY® Columbia Small Cap Value II Portfolio - Service Class	2,155	695
VY® Fidelity® VIP Mid Cap Portfolio - Service Class	256	847
VY® Invesco Comstock Portfolio - Adviser Class	50	61
VY® Invesco Comstock Portfolio - Service Class	3,947	12,124
VY® Invesco Equity and Income Portfolio - Adviser Class	166	107
VY® Invesco Equity and Income Portfolio - Initial Class	37,812	37,760
VY® Invesco Equity and Income Portfolio - Service Class	545	2,172
VY® JPMorgan Mid Cap Value Portfolio - Adviser Class	74	111
VY® JPMorgan Mid Cap Value Portfolio - Initial Class	2,413	939
VY® JPMorgan Mid Cap Value Portfolio - Service Class	15,530	10,793
VY® Oppenheimer Global Portfolio - Adviser Class	70	68
VY® Oppenheimer Global Portfolio - Initial Class	61,624	48,647
VY® Oppenheimer Global Portfolio - Service Class	282	154
VY® Pioneer High Yield Portfolio - Initial Class	4,185	11,419
VY® Pioneer High Yield Portfolio - Service Class	222	175
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	88	38
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	74,457	31,214
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	296	247
VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	266	243
VY® T. Rowe Price Growth Equity Portfolio - Initial Class	82,942	23,169
VY® T. Rowe Price Growth Equity Portfolio - Service Class	1,293	1,049
VY® Templeton Foreign Equity Portfolio - Adviser Class	19	55
VY® Templeton Foreign Equity Portfolio - Initial Class	7,570	12,245
VY® Templeton Foreign Equity Portfolio - Service Class	76	70

	Purchases	Sales
	(Dollars in thousands)	
Voya Series Fund, Inc.:		
Voya Core Equity Research Fund - Class A	$ 23	$ 173
Voya Corporate Leaders 100 Fund - Class I	1,580	74
Voya Strategic Allocation Portfolios, Inc.:		
Voya Strategic Allocation Conservative Portfolio - Class I	5,880	9,532
Voya Strategic Allocation Growth Portfolio - Class I	5,671	8,458
Voya Strategic Allocation Moderate Portfolio - Class I	5,818	8,856
Voya Variable Funds:		
Voya Growth and Income Portfolio - Class A	102	169
Voya Growth and Income Portfolio - Class I	88,029	152,269
Voya Growth and Income Portfolio - Class S	121	85
Voya Variable Portfolios, Inc.:		
Voya Global Value Advantage Portfolio - Class I	119,699	16,950
Voya Global Value Advantage Portfolio - Class S	15,181	2,413
Voya Index Plus LargeCap Portfolio - Class I	11,290	34,023
Voya Index Plus LargeCap Portfolio - Class S	56	91
Voya Index Plus MidCap Portfolio - Class I	57,499	39,080
Voya Index Plus MidCap Portfolio - Class S	58	66
Voya Index Plus SmallCap Portfolio - Class I	6,191	16,228
Voya Index Plus SmallCap Portfolio - Class S	21	13
Voya International Index Portfolio - Class I	8,713	4,284
Voya International Index Portfolio - Class S	1	—
Voya Russell™ Large Cap Growth Index Portfolio - Class I	11,087	3,528
Voya Russell™ Large Cap Growth Index Portfolio - Class S	122	58
Voya Russell™ Large Cap Index Portfolio - Class I	15,076	5,449
Voya Russell™ Large Cap Index Portfolio - Class S	15	39
Voya Russell™ Large Cap Value Index Portfolio - Class I	237	172
Voya Russell™ Large Cap Value Index Portfolio - Class S	3,392	1,536
Voya Russell™ Mid Cap Growth Index Portfolio - Class S	3,720	2,492
Voya Russell™ Mid Cap Index Portfolio - Class I	27,920	4,124
Voya Russell™ Small Cap Index Portfolio - Class I	11,308	2,425
Voya Small Company Portfolio - Class I	26,448	13,965
Voya Small Company Portfolio - Class S	65	3
Voya U.S. Bond Index Portfolio - Class I	4,037	2,692
Voya Variable Products Trust:		
Voya International Value Portfolio - Class I	431	54,417
Voya International Value Portfolio - Class S	—	152
Voya MidCap Opportunities Portfolio - Class I	26,793	11,510
Voya MidCap Opportunities Portfolio - Class S	377	356
Voya SmallCap Opportunities Portfolio - Class I	17,313	3,786
Voya SmallCap Opportunities Portfolio - Class S	27	30
Wanger Advisors Trust:		
Wanger International	8,509	5,582
Wanger Select	20,861	12,154
Wanger USA	16,400	9,294
Washington Mutual Investors Fund^{SM}:		
Washington Mutual Investors Fund^{SM} - Class R-3	864	2,549
Washington Mutual Investors Fund^{SM} - Class R-4	14,909	12,054

	Purchases	Sales
	(Dollars in thousands)	
Wells Fargo Funds Trust:		
Wells Fargo Small Cap Value Fund - Class A	$ 42	$ 16
Wells Fargo Special Small Cap Value Fund - Class A	5,740	13,091

7. Changes in Units

The changes in units outstanding were as follows:

	Year ended December 31					
	2015			**2014**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
AB Growth and Income Fund, Inc.:						
AB Growth and Income Fund - Class A	8,765	10,671	(1,906)	1,139	909	230
AB Variable Products Series Fund, Inc.:						
AB VPS Growth and Income Portfolio - Class A	11,401	9,457	1,944	8,091	22,880	(14,789)
Aberdeen Funds:						
Aberdeen International Equity Fund - Institutional Class	256,354	7,638	248,716	—	—	—
AIM Counselor Series Trust:						
Invesco Floating Rate Fund - Class R5	1,774	70	1,704	3,590	397	3,193
AIM Growth Series:						
Invesco Mid Cap Core Equity Fund - Class A	85,409	98,549	(13,140)	61,826	97,560	(35,734)
Invesco Small Cap Growth Fund - Class A	853	1,365	(512)	2,298	289	2,009
AIM International Mutual Funds:						
Invesco International Growth Fund - Class R5	44,961	40,004	4,957	18,800	2,737	16,063
AIM Investment Funds:						
Invesco Endeavor Fund - Class A	310	2,233	(1,923)	150	985	(835)
Invesco Global Health Care Fund - Investor Class	4,253	6,861	(2,608)	4,387	4,194	193
AIM Investment Securities Funds:						
Invesco High Yield Fund - Class R5	15,076	2,236	12,840	3,582	—	3,582
AIM Sector Funds:						
Invesco American Value Fund - Class R5	151,983	88,484	63,499	24,670	3,396	21,274
Invesco Energy Fund - Class R5	1,706	—	1,706	59	—	59
Invesco Small Cap Value Fund - Class A	5,341	8,400	(3,059)	10,396	7,347	3,049
AIM Variable Insurance Funds:						
Invesco V.I. American Franchise Fund - Series I Shares	500,937	534,925	(33,988)	2,273,655	2,285,773	(12,118)
Invesco V.I. Core Equity Fund - Series I Shares	686,968	940,464	(253,496)	1,021,584	1,235,507	(213,923)
Alger Funds:						
Alger Capital Appreciation Fund - Class A	25,412	33,369	(7,957)	56,679	31,640	25,039
Alger Funds II:						
Alger Green Fund - Class A	108,661	114,117	(5,456)	69,630	97,999	(28,369)

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Year ended December 31					
	2015			2014		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Allianz Funds:						
AllianzGI NFJ Dividend Value Fund - Class A	867	349	518	403	696	(293)
AllianzGI NFJ Large-Cap Value Fund - Institutional Class	—	—	—	—	—	—
AllianzGI NFJ Small-Cap Value Fund - Class A	10,448	9,046	1,402	8,537	10,283	(1,746)
Amana Mutual Funds Trust:						
Amana Growth Fund - Investor Class	1,091,832	1,334,467	(242,635)	517,473	683,467	(165,994)
Amana Income Fund - Investor Class	1,975,270	2,411,533	(436,263)	804,236	1,003,614	(199,378)
American Balanced Fund®, Inc.:						
American Balanced Fund® - Class R-3	68,600	185,810	(117,210)	77,927	110,300	(32,373)
American Beacon Funds:						
American Beacon Small Cap Value Fund - Investor Class	19,309	13,459	5,850	8,564	2,575	5,989
American Century Government Income Trust:						
American Century Investments® Inflation-Adjusted Bond Fund - Investor Class	1,301,692	1,627,492	(325,800)	609,577	968,978	(359,401)
American Century Quantitative Equity Funds, Inc.:						
American Century Investments® Income & Growth Fund - A Class	749,533	795,864	(46,331)	182,599	170,673	11,926
American Funds Fundamental Investors℠:						
Fundamental Investors℠ - Class R-3	39,184	95,572	(56,388)	105,939	100,760	5,179
Fundamental Investors℠ - Class R-4	1,327,446	1,110,780	216,666	1,467,112	640,796	826,316
American Mutual Fund®:						
American Mutual Fund® - Class R-4	87,654	22,335	65,319	116,889	48,519	68,370
Ariel Investment Trust:						
Ariel Appreciation Fund - Investor Class	4,142	8,843	(4,701)	15,551	19,831	(4,280)
Ariel Fund - Investor Class	354,138	329,520	24,618	334,428	315,240	19,188
Artisan Funds, Inc.:						
Artisan International Fund - Investor Shares	487,906	296,467	191,439	500,588	238,867	261,721
Aston Funds:						
Aston/Fairpointe Mid Cap Fund - Class N	971,544	1,480,780	(509,236)	1,253,942	642,464	611,478
BlackRock Equity Dividend Fund:						
BlackRock Equity Dividend Fund - Investor A Shares	17,894	40,137	(22,243)	36,295	28,711	7,584
BlackRock Funds℠:						
BlackRock Health Sciences Opportunities Portfolio - Institutional Shares	17,140	241	16,899	—	—	—
BlackRock Health Sciences Opportunities Portfolio - Investor A Shares	1,536,043	295,234	1,240,809	—	—	—

| | **Year ended December 31** | | | | | |
| | **2015** | | | **2014** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
BlackRock Mid Cap Value Opportunities Series, Inc.:						
BlackRock Mid Cap Value Opportunities Fund - Institutional Shares	5,937	991	4,946	2,050	—	2,050
BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	426,513	549,033	(122,520)	229,160	236,337	(7,177)
Bond Fund of America^{SM}:						
Bond Fund of America^{SM} - Class R-4	362,225	290,801	71,424	205,111	234,254	(29,143)
Calvert Variable Series, Inc.:						
Calvert VP SRI Balanced Portfolio	583,669	668,304	(84,635)	271,437	408,239	(136,802)
Capital Income Builder®:						
Capital Income Builder® - Class R-4	44,231	8,760	35,471	—	—	—
Capital World Growth & Income Fund^{SM}:						
Capital World Growth & Income Fund^{SM} - Class R-3	13,673	8,509	5,164	13,931	10,378	3,553
Cohen & Steers Realty Shares, Inc.:						
Cohen & Steers Realty Shares, Inc.	411,623	340,986	70,637	373,166	124,771	248,395
Columbia^{SM} Acorn® Trust:						
Columbia^{SM} Acorn® Fund - Class A	115	2,823	(2,708)	2,877	3,037	(160)
Columbia^{SM} Acorn® Fund - Class Z	—	3,326	(3,326)	301	1	300
Columbia Funds Series Trust:						
Columbia Mid Cap Value Fund - Class A	135,026	222,366	(87,340)	403,700	166,157	237,543
Columbia Mid Cap Value Fund - Class Z	—	—	—	—	—	—
CRM Mutual Fund Trust:						
CRM Mid Cap Value Fund - Investor Shares	3,161	1,858	1,303	1,959	3,855	(1,896)
Davis Series Inc.:						
Davis Financial Fund - Class Y	100	—	100	16	—	16
Delaware Group Adviser Funds:						
Delaware Diversified Income Fund - Class A	702,421	693,477	8,944	334,963	91,754	243,209
Delaware Group® Equity Funds IV:						
Delaware Smid Cap Growth Fund - Institutional Class	141,426	1,860	139,566	—	—	—
Delaware Group Equity Funds V:						
Delaware Small Cap Value Fund - Class A	56,373	26,538	29,835	60,683	14,824	45,859
Deutsche Investment Trust:						
Deutsche Small Cap Growth Fund - Class S	789	469	320	2,198	—	2,198
DFA Investment Dimensions Group Inc.:						
DFA Inflation-Protected Securities Portfolio - Institutional Class	3,691	257	3,434	—	—	—

| | **Year ended December 31** | | | | | |
| | **2015** | | | **2014** | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
DFA Investment Dimensions Group Inc. (continued):						
Emerging Markets Core Equity Portfolio - Institutional Class	22,799	207	22,592	—	—	—
U.S. Targeted Value Portfolio - Institutional Class	274,969	7,718	267,251	—	—	—
Dodge & Cox Funds:						
Dodge & Cox International Stock Fund	8,644	9,810	(1,166)	8,823	7,736	1,087
Dodge & Cox Stock Fund	5,442	3,150	2,292	11,165	3,117	8,048
DWS Institutional Funds:						
Deutsche Equity 500 Index Fund - Class S	4,812	3,233	1,579	6,247	6,751	(504)
Eaton Vance Special Investment Trust:						
Eaton Vance Large-Cap Value Fund - Class R	613	774	(161)	959	3,435	(2,476)
EuroPacific Growth Fund®:						
EuroPacific Growth Fund® - Class R-3	92,554	127,423	(34,869)	137,446	198,666	(61,220)
EuroPacific Growth Fund® - Class R-4	5,169,893	5,547,179	(377,286)	2,271,569	2,567,432	(295,863)
Fidelity® Contrafund®:						
Fidelity Advisor® New Insights Fund - Class I	44,217	21,911	22,306	57,873	47,555	10,318
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Initial Class	3,024,991	4,186,559	(1,161,568)	4,739,446	5,697,917	(958,471)
Fidelity® VIP Growth Portfolio - Initial Class	1,283,570	2,045,856	(762,286)	1,936,777	2,343,497	(406,720)
Fidelity® VIP High Income Portfolio - Initial Class	921,688	1,001,754	(80,066)	324,193	270,806	53,387
Fidelity® VIP Overseas Portfolio - Initial Class	740,448	752,988	(12,540)	291,741	488,619	(196,878)
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Initial Class	9,338,983	13,429,832	(4,090,849)	8,504,413	10,428,334	(1,923,921)
Fidelity® VIP Index 500 Portfolio - Initial Class	4,482,826	4,470,148	12,678	552,062	470,164	81,898
Fidelity® Variable Insurance Products III:						
Fidelity® VIP Mid Cap Portfolio - Initial Class	65,882	1,349,058	(1,283,176)	204,220	210,389	(6,169)
Fidelity® Variable Insurance Products V:						
Fidelity® VIP Asset Manager Portfolio - Initial Class	798,412	834,385	(35,973)	81,565	137,289	(55,724)
Franklin Mutual Series Fund Inc.:						
Franklin Mutual Global Discovery Fund - Class R	26,860	62,976	(36,116)	47,969	53,384	(5,415)
Franklin Strategic Series:						
Franklin Biotechnology Discovery Fund - Advisor Class	17,879	3,599	14,280	6,880	—	6,880
Franklin Natural Resources Fund - Advisor Class	630	22	608	393	—	393
Franklin Small-Mid Cap Growth Fund - Class A	7,249	7,866	(617)	12,882	34,663	(21,781)

	Year ended December 31					
	2015			**2014**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value VIP Fund - Class 2	1,521,407	2,182,234	(660,827)	1,578,288	1,969,637	(391,349)
Goldman Sachs Trust:						
Goldman Sachs Growth Opportunities Fund - Class IR	570	—	570	255	—	255
Growth Fund of America®:						
Growth Fund of America® - Class R-3	168,488	330,496	(162,008)	275,304	300,335	(25,031)
Growth Fund of America® - Class R-4	5,377,131	6,574,765	(1,197,634)	1,947,231	2,591,846	(644,615)
Hartford Mutual Funds, Inc.:						
The Hartford Capital Appreciation Fund - Class R4	1	—	1	2	—	2
The Hartford Dividend And Growth Fund - Class R4	39	—	39	64	28	36
Income Fund of America®:						
Income Fund of America® - Class R-3	30,995	58,913	(27,918)	78,078	75,682	2,396
Ivy Funds:						
Ivy Science and Technology Fund - Class Y	222,168	45,199	176,969	2,814	—	2,814
Janus Aspen Series:						
Janus Aspen Series Balanced Portfolio - Institutional Shares	65	352	(287)	73	407	(334)
Janus Aspen Series Enterprise Portfolio - Institutional Shares	391	1,224	(833)	614	2,189	(1,575)
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	142	261	(119)	119	122	(3)
Janus Aspen Series Global Research Portfolio - Institutional Shares	208	1,098	(890)	429	2,613	(2,184)
Janus Aspen Series Janus Portfolio - Institutional Shares	57	89	(32)	194	355	(161)
JPMorgan Trust II:						
JPMorgan Equity Income Fund - Select Class	19,596	2,523	17,073	6,148	2	6,146
JPMorgan Government Bond Fund - Select Class	133,330	79,978	53,352	35,333	18,132	17,201
Lazard Funds, Inc.:						
Lazard Emerging Markets Equity Portfolio - Open Shares	2	—	2	5	2	3
Lazard U.S. Mid Cap Equity Portfolio - Open Shares	234,948	138,506	96,442	89,475	106,101	(16,626)
Legg Mason Partners Equity Trust:						
ClearBridge Aggressive Growth Fund - Class I	27,530	2,297	25,233	11,423	2,710	8,713
LKCM Funds:						
LKCM Aquinas Growth Fund	2,944	1,422	1,522	2,389	7,026	(4,637)
Loomis Sayles Funds I:						
Loomis Sayles Small Cap Value Fund - Retail Class	131,685	203,356	(71,671)	135,003	243,495	(108,492)

	Year ended December 31					
	2015			2014		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Loomis Sayles Funds II:						
Loomis Sayles Limited Term Government and Agency Fund - Class Y	216,835	132,612	84,223	77,688	40,421	37,267
Loomis Sayles Value Fund - Class Y	1,268	318	950	15	—	15
Lord Abbett Developing Growth Fund, Inc.:						
Lord Abbett Developing Growth Fund - Class A	3,064	1,735	1,329	6,841	6,523	318
Lord Abbett Investment Trust:						
Lord Abbett Core Fixed Income Fund - Class A	3,631	109,785	(106,154)	107,585	1,858	105,727
Lord Abbett Mid Cap Stock Fund, Inc.:						
Lord Abbett Mid Cap Stock Fund - Class A	24,421	36,224	(11,803)	5,779	3,391	2,388
Lord Abbett Research Fund, Inc.:						
Lord Abbett Small Cap Value Fund - Class A	7,798	9,793	(1,995)	11,666	20,089	(8,423)
Lord Abbett Securities Trust:						
Lord Abbett Fundamental Equity Fund - Class A	10,370	8,242	2,128	3,375	4,144	(769)
Lord Abbett Series Fund, Inc.:						
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	1,699,797	2,050,593	(350,796)	947,908	1,444,081	(496,173)
MainStay Funds:						
MainStay Large Cap Growth Fund - Class R3	—	—	—	349	33,956	(33,607)
Massachusetts Investors Growth Stock Fund:						
Massachusetts Investors Growth Stock Fund - Class A	5,833	33,914	(28,081)	5,465	5,925	(460)
Metropolitan West Funds:						
Metropolitan West Total Return Bond Fund - Class I	384,019	16,153	367,866	—	—	—
Metropolitan West Total Return Bond Fund - Class M	1,041,430	525,135	516,295	800,259	119,151	681,108
MFS® Series Trust l:						
MFS® New Discovery Fund - Class R3	3,715	17	3,698	77	—	77
MFS® Series Trust X:						
MFS® International Value Fund - Class R3	7,682	307	7,375	1,360	—	1,360
Neuberger Berman Equity Funds®:						
Neuberger Berman Genesis Fund - Trust Class	5,133	2,901	2,232	22,553	6,799	15,754
Neuberger Berman Socially Responsive Fund - Institutional Class	38,523	659	37,864	—	—	—
Neuberger Berman Socially Responsive Fund - Trust Class	134,641	213,704	(79,063)	149,371	292,937	(143,566)
New Perspective Fund®:						
New Perspective Fund® - Class R-3	29,935	36,124	(6,189)	41,053	56,424	(15,371)
New Perspective Fund® - Class R-4	1,855,348	1,712,312	143,036	953,736	767,474	186,262

| | **Year ended December 31** | | | | | |
| | **2015** | | | **2014** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
New World Fund®, Inc.:						
New World Fund® - Class R-4	18,096	394	17,702	2,923	107	2,816
Nuveen Investment Funds, Inc.:						
Nuveen Global Infrastructure Fund - Class I	200,934	208,697	(7,763)	166,321	51,773	114,548
Nuveen Investment Trust:						
Nuveen U.S. Infrastructure Bond Fund - Class I	81,085	49,529	31,556	13,171	3,309	9,862
Oppenheimer Capital Appreciation Fund:						
Oppenheimer Capital Appreciation Fund - Class A	76	1,323	(1,247)	156	1,088	(932)
Oppenheimer Developing Markets Fund:						
Oppenheimer Developing Markets Fund - Class A	1,711,719	1,977,076	(265,357)	586,373	795,730	(209,357)
Oppenheimer Developing Markets Fund - Class Y	546,983	473,223	73,760	545,143	408,100	137,043
Oppenheimer Gold & Special Minerals Fund:						
Oppenheimer Gold & Special Minerals Fund - Class A	3,326	1,289	2,037	2,123	538	1,585
Oppenheimer International Bond Fund:						
Oppenheimer International Bond Fund - Class A	3,214	3,186	28	5,425	12,978	(7,553)
Oppenheimer International Growth Fund:						
Oppenheimer International Growth Fund - Class Y	13,081	1,875	11,206	1,119	34	1,085
Oppenheimer International Small Company Fund:						
Oppenheimer International Small-Mid Company Fund - Class Y	13,876	529	13,347	1,264	—	1,264
Oppenheimer Variable Account Funds:						
Oppenheimer Discovery Mid Cap Growth Fund/VA	12,585	12,711	(126)	1,073,660	1,075,981	(2,321)
Oppenheimer Global Fund/VA	139	234	(95)	100	1,410	(1,310)
Oppenheimer Global Strategic Income Fund/VA	54	—	54	166	278	(112)
Oppenheimer Main Street Fund®/VA	70,912	71,608	(696)	71,747	72,472	(725)
Oppenheimer Main Street Small Cap Fund®/VA	331,804	412,660	(80,856)	420,162	298,913	121,249
Parnassus Funds:						
Parnassus Small Cap Fund[SM]	—	1	(1)	1	—	1
Parnassus Income Funds:						
Parnassus Core Equity Fund[SM] - Investor Shares	1,894,695	1,621,254	273,441	664,173	91,287	572,886
Pax World Funds Series Trust I:						
Pax World Balanced Fund - Individual Investor Class	1,080,917	1,319,582	(238,665)	337,046	833,243	(496,197)
PIMCO Funds:						
PIMCO CommodityRealReturn Strategy Fund® - Administrative Class	127,538	31,275	96,263	1,941	2	1,939

| | Year ended December 31 | | | | | |
| | 2015 | | | 2014 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Administrative Class	2,661,016	4,127,334	(1,466,318)	1,459,039	3,066,350	(1,607,311)
Pioneer Equity Income Fund:						
Pioneer Equity Income Fund - Class Y	871,989	738,433	133,556	294,049	60,025	234,024
Pioneer High Yield Fund:						
Pioneer High Yield Fund - Class A	26,386	37,121	(10,735)	59,423	54,683	4,740
Pioneer Strategic Income Fund:						
Pioneer Strategic Income Fund - Class A	31,753	42,918	(11,165)	28,838	33,274	(4,436)
Pioneer Variable Contracts Trust:						
Pioneer Emerging Markets VCT Portfolio - Class I	465,166	638,409	(173,243)	286,936	401,033	(114,097)
Pioneer Equity Income VCT Portfolio - Class I	2,259	52	2,207	438	5	433
Pioneer High Yield VCT Portfolio - Class I	228,484	424,842	(196,358)	312,054	731,752	(419,698)
Prudential Sector Funds, Inc.:						
Prudential Jennison Utility Fund - Class Z	4,115	1,657	2,458	2,146	—	2,146
RiverSource® Investment Series, Inc.:						
Columbia Diversified Equity Income Fund - Class K	164,644	214,060	(49,416)	187,608	157,877	29,731
Columbia Diversified Equity Income Fund - Class R4	949	1,682	(733)	8,405	9,974	(1,569)
Royce Fund:						
Royce Total Return Fund - K Class	15	—	15	14	26	(12)
Schwartz Investment Trust:						
Ave Maria Rising Dividend Fund	54,675	6,962	47,713	—	—	—
SmallCap World Fund®, Inc.:						
SMALLCAP World Fund® - Class R-4	475,133	282,207	192,926	246,943	277,010	(30,067)
T. Rowe Price Investment Services, Inc.:						
T. Rowe Price Institutional Large-Cap Growth Fund	363,391	5,469	357,922	—	—	—
T. Rowe Price Mid-Cap Value Fund, Inc.:						
T. Rowe Price Mid-Cap Value Fund - R Class	6,440	9,843	(3,403)	8,097	7,391	706
T. Rowe Price Value Fund, Inc.:						
T. Rowe Price Value Fund - Advisor Class	4,764	8,483	(3,719)	3,943	3,384	559
TCW Funds Inc:						
TCW Total Return Bond Fund - Class N	299,585	50,785	248,800	—	—	—
Templeton Funds, Inc.:						
Templeton Foreign Fund - Class A	14,923	77,559	(62,636)	34,101	33,560	541

| | **Year ended December 31** | | | | | |
| | **2015** | | | **2014** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Templeton Income Trust:						
Templeton Global Bond Fund - Advisor Class	445,912	866,121	(420,209)	505,041	719,703	(214,662)
Templeton Global Bond Fund - Class A	1,446,646	2,566,812	(1,120,166)	1,246,084	2,175,254	(929,170)
Third Avenue Trust:						
Third Avenue Real Estate Value Fund - Institutional Class	1,546	3	1,543	352	—	352
Thornburg Investment Trust:						
Thornburg International Value Fund - Class R4	894	636	258	846	709	137
Touchstone Strategic Trust:						
Touchstone Value Fund - Institutional Class	162,835	3,218	159,617	—	—	—
USAA Investment Trust:						
USAA Precious Metals and Minerals Fund - Adviser Shares	2,813,741	2,566,661	247,080	2,785,318	1,886,913	898,405
Vanguard® Variable Insurance Fund:						
Diversified Value Portfolio	302	99	203	190	223	(33)
Equity Income Portfolio	1,949	2,442	(493)	674	1,609	(935)
Small Company Growth Portfolio	124	1	123	110	114	(4)
Victory Portfolios:						
Victory Integrity Small-Cap Value Fund - Class Y	3,996	9	3,987	521	—	521
Victory Sycamore Small Company Opportunity Fund - Class R	328	143	185	1,193	1,007	186
Voya Balanced Portfolio, Inc.:						
Voya Balanced Portfolio - Class I	6,369,412	7,407,079	(1,037,667)	6,900,260	7,946,799	(1,046,539)
Voya Equity Trust:						
Voya Growth Opportunities Fund - Class A	934	5	929	6,922	7,948	(1,026)
Voya Large Cap Value Fund - Class A	17,921	11,330	6,591	—	—	—
Voya Real Estate Fund - Class A	11,257	34,830	(23,573)	29,488	45,369	(15,881)
Voya Funds Trust:						
Voya GNMA Income Fund - Class A	72,482	89,954	(17,472)	81,389	118,073	(36,684)
Voya Intermediate Bond Fund - Class A	41,265	66,141	(24,876)	63,178	85,742	(22,564)
Voya Intermediate Bond Portfolio:						
Voya Intermediate Bond Portfolio - Class I	40,479,458	35,667,006	4,812,452	10,266,086	10,948,673	(682,587)
Voya Intermediate Bond Portfolio - Class S	136,282	17,936	118,346	3,065	8,131	(5,066)
Voya Investors Trust:						
Voya Global Perspectives Portfolio - Class I	228,087	82,785	145,302	97,383	6,645	90,738
Voya Global Resources Portfolio - Institutional Class	—	2,012	(2,012)	2,012	2,036	(24)

| | Year ended December 31 | | | | | |
| | **2015** | | | **2014** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Voya Investors Trust (continued):						
Voya Global Resources Portfolio - Service Class	—	7,446,082	(7,446,082)	1,472,683	1,770,413	(297,730)
Voya High Yield Portfolio - Adviser Class	16	757	(741)	326	553	(227)
Voya High Yield Portfolio - Institutional Class	1,202,791	1,354,862	(152,071)	594,053	608,615	(14,562)
Voya High Yield Portfolio - Service Class	299,004	539,407	(240,403)	347,303	503,670	(156,367)
Voya Large Cap Growth Portfolio - Adviser Class	1,954	5,043	(3,089)	1,269	1,343	(74)
Voya Large Cap Growth Portfolio - Institutional Class	8,520,849	9,311,643	(790,794)	15,073,827	6,688,751	8,385,076
Voya Large Cap Growth Portfolio - Service Class	91,250	86,716	4,534	2,183,541	2,007,745	175,796
Voya Large Cap Value Portfolio - Adviser Class	8	211	(203)	135	792	(657)
Voya Large Cap Value Portfolio - Institutional Class	6,785,389	9,689,622	(2,904,233)	9,544,852	8,749,430	795,422
Voya Large Cap Value Portfolio - Service Class	56,177	50,087	6,090	4,411,579	4,385,896	25,683
Voya Limited Maturity Bond Portfolio - Adviser Class	9,027	7,198	1,829	117	53	64
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	495,793	660,716	(164,923)	335,215	994,174	(658,959)
Voya Multi-Manager Large Cap Core Portfolio - Service Class	5,401	4,452	949	6,812	6,956	(144)
Voya U.S. Stock Index Portfolio - Institutional Class	365,481	528,907	(163,426)	293,421	90,931	202,490
VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	134	498	(364)	683	2,903	(2,220)
VY® Clarion Global Real Estate Portfolio - Adviser Class	3,118	3,129	(11)	154	112	42
VY® Clarion Global Real Estate Portfolio - Institutional Class	3,242,665	3,411,818	(169,153)	1,478,388	1,533,113	(54,725)
VY® Clarion Real Estate Portfolio - Adviser Class	308	1,337	(1,029)	1,299	1,002	297
VY® Clarion Real Estate Portfolio - Institutional Class	2,297,928	2,309,322	(11,394)	2,676,696	2,681,243	(4,547)
VY® Clarion Real Estate Portfolio - Service Class	1,004,962	1,277,871	(272,909)	981,456	909,218	72,238
VY® FMR Diversified Mid Cap Portfolio - Institutional Class	319,774	646,422	(326,648)	336,908	441,515	(104,607)
VY® FMR Diversified Mid Cap Portfolio - Service Class	346,354	491,911	(145,557)	359,464	714,674	(355,210)
VY® FMR Diversified Mid Cap Portfolio - Service 2 Class	—	752	(752)	—	—	—
VY® Invesco Growth and Income Portfolio - Institutional Class	257,976	256,446	1,530	725,655	126,589	599,066
VY® Invesco Growth and Income Portfolio - Service Class	309,775	324,941	(15,166)	249,607	319,147	(69,540)
VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	680	3,745	(3,065)	8,883	5,748	3,135
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	1,337,502	1,443,994	(106,492)	297,493	392,004	(94,511)
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	215,212	285,211	(69,999)	253,723	273,074	(19,351)
VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	1,692	507	1,185	190	162	28
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	466,474	187,724	278,750	531,339	175,309	356,030
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	340,039	269,544	70,495	313,961	198,398	115,563
VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	30	—	30	172	774	(602)

| | **Year ended December 31** | | | | | |
| | **2015** | | | **2014** | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Investors Trust (continued):						
VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	4,477	3,976	501	2,269	1,072	1,197
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class	2,623,581	1,237,719	1,385,862	2,095,836	1,202,234	893,602
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	8,477,339	6,831,845	1,645,494	4,815,888	3,876,591	939,297
VY® T. Rowe Price Equity Income Portfolio - Adviser Class	1,756	11,655	(9,899)	2,073	23,600	(21,527)
VY® T. Rowe Price Equity Income Portfolio - Service Class	786,931	1,644,156	(857,225)	2,013,121	2,219,181	(206,060)
VY® T. Rowe Price International Stock Portfolio - Adviser Class	887	3,326	(2,439)	349	417	(68)
VY® T. Rowe Price International Stock Portfolio - Service Class	174,092	181,950	(7,858)	87,609	90,434	(2,825)
VY® Templeton Global Growth Portfolio - Institutional Class	4,964	5,219	(255)	7,609	5,231	2,378
VY® Templeton Global Growth Portfolio - Service Class	77,365	150,591	(73,226)	173,993	182,526	(8,533)
Voya Money Market Portfolio:						
Voya Money Market Portfolio - Class I	14,183,575	14,630,963	(447,388)	21,872,589	24,500,295	(2,627,706)
Voya Mutual Funds:						
Voya Global Real Estate Fund - Class A	2,710	1,915	795	6,560	6,669	(109)
Voya Multi-Manager International Small Cap Fund - Class A	3,451	4,993	(1,542)	6,040	12,641	(6,601)
Voya Partners, Inc.:						
Voya Aggregate Bond Portfolio - Adviser Class	—	124,099	(124,099)	3,492	16,257	(12,765)
Voya Aggregate Bond Portfolio - Initial Class	—	215,804	(215,804)	200,523	89,309	111,214
Voya Aggregate Bond Portfolio - Service Class	—	10,308,512	(10,308,512)	6,317,060	8,733,815	(2,416,755)
Voya Global Bond Portfolio - Adviser Class	5,643	4,843	800	1,631	5,115	(3,484)
Voya Global Bond Portfolio - Initial Class	3,561,328	4,549,736	(988,408)	4,716,036	5,893,271	(1,177,235)
Voya Global Bond Portfolio - Service Class	17,619	21,520	(3,901)	30,180	32,209	(2,029)
Voya Index Solution 2015 Portfolio - Initial Class	—	44,404	(44,404)	41,437	39,483	1,954
Voya Index Solution 2015 Portfolio - Service Class	—	83,854	(83,854)	78,930	36,195	42,735
Voya Index Solution 2015 Portfolio - Service 2 Class	—	89,074	(89,074)	39,203	40,530	(1,327)
Voya Index Solution 2025 Portfolio - Initial Class	215,163	23,224	191,939	103,691	33,404	70,287
Voya Index Solution 2025 Portfolio - Service Class	126,468	134,965	(8,497)	79,995	10,534	69,461
Voya Index Solution 2025 Portfolio - Service 2 Class	102,446	138,805	(36,359)	115,966	91,208	24,758
Voya Index Solution 2035 Portfolio - Initial Class	283,709	29,772	253,937	80,221	32,474	47,747
Voya Index Solution 2035 Portfolio - Service Class	152,698	58,984	93,714	61,629	3,894	57,735
Voya Index Solution 2035 Portfolio - Service 2 Class	64,280	101,814	(37,534)	62,364	44,415	17,949
Voya Index Solution 2045 Portfolio - Initial Class	267,699	25,311	242,388	79,331	13,209	66,122
Voya Index Solution 2045 Portfolio - Service Class	72,475	48,546	23,929	22,326	2,599	19,727

| | **Year ended December 31** | | | | | |
| | **2015** | | | **2014** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Voya Partners, Inc. (continued):						
Voya Index Solution 2045 Portfolio - Service 2 Class	53,424	63,339	(9,915)	54,200	35,570	18,630
Voya Index Solution 2055 Portfolio - Initial Class	81,161	15,925	65,236	24,539	8,482	16,057
Voya Index Solution 2055 Portfolio - Service Class	38,274	19,256	19,018	27,913	16,457	11,456
Voya Index Solution 2055 Portfolio - Service 2 Class	20,158	9,605	10,553	13,199	4,884	8,315
Voya Index Solution Income Portfolio - Initial Class	267,660	85,102	182,558	34,836	4,971	29,865
Voya Index Solution Income Portfolio - Service Class	105,171	87,142	18,029	14,325	3	14,322
Voya Index Solution Income Portfolio - Service 2 Class	117,691	39,487	78,204	2,621	1,435	1,186
Voya Solution 2015 Portfolio - Adviser Class	—	63,362	(63,362)	—	4,278	(4,278)
Voya Solution 2015 Portfolio - Initial Class	—	260,171	(260,171)	123,459	21,267	102,192
Voya Solution 2015 Portfolio - Service Class	—	4,707,584	(4,707,584)	1,088,365	1,296,113	(207,748)
Voya Solution 2015 Portfolio - Service 2 Class	—	578,836	(578,836)	192,801	370,146	(177,345)
Voya Solution 2025 Portfolio - Adviser Class	1,565	4,918	(3,353)	573	3,412	(2,839)
Voya Solution 2025 Portfolio - Initial Class	185,121	98,586	86,535	156,600	102,645	53,955
Voya Solution 2025 Portfolio - Service Class	1,874,226	2,454,750	(580,524)	1,782,932	1,457,184	325,748
Voya Solution 2025 Portfolio - Service 2 Class	238,520	370,403	(131,883)	387,739	424,277	(36,538)
Voya Solution 2035 Portfolio - Adviser Class	2,323	2,740	(417)	94	2,888	(2,794)
Voya Solution 2035 Portfolio - Initial Class	198,592	112,305	86,287	98,339	24,053	74,286
Voya Solution 2035 Portfolio - Service Class	1,530,391	1,862,602	(332,211)	1,539,254	1,063,086	476,168
Voya Solution 2035 Portfolio - Service 2 Class	194,454	252,431	(57,977)	361,772	411,197	(49,425)
Voya Solution 2045 Portfolio - Adviser Class	10	5,443	(5,433)	70	4	66
Voya Solution 2045 Portfolio - Initial Class	176,959	132,030	44,929	25,148	13,743	11,405
Voya Solution 2045 Portfolio - Service Class	1,173,044	1,290,757	(117,713)	1,100,142	933,260	166,882
Voya Solution 2045 Portfolio - Service 2 Class	153,030	179,705	(26,675)	209,789	248,904	(39,115)
Voya Solution 2055 Portfolio - Initial Class	114,413	74,206	40,207	47,952	1,027	46,925
Voya Solution 2055 Portfolio - Service Class	394,829	171,074	223,755	326,023	143,253	182,770
Voya Solution 2055 Portfolio - Service 2 Class	43,771	24,854	18,917	58,096	47,801	10,295
Voya Solution Balanced Portfolio - Service Class	102,544	64,660	37,884	100,040	52,251	47,789
Voya Solution Income Portfolio - Adviser Class	57,613	4,761	52,852	—	1,801	(1,801)
Voya Solution Income Portfolio - Initial Class	369,892	87,918	281,974	224,552	172,525	52,027
Voya Solution Income Portfolio - Service Class	4,901,763	1,124,728	3,777,035	382,007	240,155	141,852
Voya Solution Income Portfolio - Service 2 Class	600,937	166,050	434,887	39,405	58,560	(19,155)
Voya Solution Moderately Conservative Portfolio - Service Class	113,072	126,645	(13,573)	166,705	85,586	81,119

| | **Year ended December 31** | | | | | |
| | **2015** | | | **2014** | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Partners, Inc. (continued):						
VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	109	3,455	(3,346)	1,038	1,203	(165)
VY® American Century Small-Mid Cap Value Portfolio - Initial Class	282,485	222,824	59,661	268,668	409,162	(140,494)
VY® American Century Small-Mid Cap Value Portfolio - Service Class	1,075,854	1,380,186	(304,332)	1,501,255	1,595,898	(94,643)
VY® Baron Growth Portfolio - Adviser Class	1,357	4,395	(3,038)	831	8,967	(8,136)
VY® Baron Growth Portfolio - Service Class	2,724,424	3,568,296	(843,872)	3,991,501	4,506,102	(514,601)
VY® Columbia Contrarian Core Portfolio - Service Class	192,921	228,272	(35,351)	168,151	211,457	(43,306)
VY® Columbia Small Cap Value II Portfolio - Adviser Class	2,119	308	1,811	—	1,703	(1,703)
VY® Columbia Small Cap Value II Portfolio - Service Class	173,434	83,200	90,234	66,448	110,449	(44,001)
VY® Fidelity® VIP Mid Cap Portfolio - Service Class	442	56,137	(55,695)	173	55,311	(55,138)
VY® Invesco Comstock Portfolio - Adviser Class	2,194	3,486	(1,292)	3,694	3,668	26
VY® Invesco Comstock Portfolio - Service Class	1,310,888	1,812,196	(501,308)	2,137,088	2,029,400	107,688
VY® Invesco Equity and Income Portfolio - Adviser Class	503	5,867	(5,364)	61,538	16,371	45,167
VY® Invesco Equity and Income Portfolio - Initial Class	7,222,125	8,959,884	(1,737,759)	12,469,969	7,461,599	5,008,370
VY® Invesco Equity and Income Portfolio - Service Class	29,247	148,062	(118,815)	691,428	468,040	223,388
VY® JPMorgan Mid Cap Value Portfolio - Adviser Class	715	4,934	(4,219)	459	861	(402)
VY® JPMorgan Mid Cap Value Portfolio - Initial Class	591,928	562,379	29,549	130,214	44,285	85,929
VY® JPMorgan Mid Cap Value Portfolio - Service Class	1,021,474	1,161,740	(140,266)	1,959,205	1,971,077	(11,872)
VY® Oppenheimer Global Portfolio - Adviser Class	1,144	3,695	(2,551)	1,337	4,763	(3,426)
VY® Oppenheimer Global Portfolio - Initial Class	11,036,053	12,720,545	(1,684,492)	6,224,212	9,005,922	(2,781,710)
VY® Oppenheimer Global Portfolio - Service Class	7,838	6,620	1,218	7,124	5,853	1,271
VY® Pioneer High Yield Portfolio - Initial Class	1,701,331	2,179,299	(477,968)	6,473,942	6,010,825	463,117
VY® Pioneer High Yield Portfolio - Service Class	11,113	10,882	231	14,965	10,213	4,752
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	1,067	1,607	(540)	189	2,296	(2,107)
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	7,760,490	8,333,627	(573,137)	2,837,157	4,215,240	(1,378,083)
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	8,626	11,469	(2,843)	13,246	7,880	5,366
VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	1,798	11,002	(9,204)	2,187	11,925	(9,738)
VY® T. Rowe Price Growth Equity Portfolio - Initial Class	5,284,139	4,836,273	447,866	4,188,100	4,567,469	(379,369)
VY® T. Rowe Price Growth Equity Portfolio - Service Class	53,483	66,765	(13,282)	64,294	66,822	(2,528)
VY® Templeton Foreign Equity Portfolio - Adviser Class	476	5,303	(4,827)	1,523	10,449	(8,926)
VY® Templeton Foreign Equity Portfolio - Initial Class	4,485,585	5,230,598	(745,013)	4,962,045	5,609,164	(647,119)
VY® Templeton Foreign Equity Portfolio - Service Class	5,446	6,296	(850)	5,213	5,840	(627)

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

		Year ended December 31				
	2015			**2014**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Voya Series Fund, Inc.:						
Voya Core Equity Research Fund - Class A	—	6,742	(6,742)	2,997	3,357	(360)
Voya Corporate Leaders 100 Fund - Class I	173,091	20,461	152,630	—	—	—
Voya Strategic Allocation Portfolios, Inc.:						
Voya Strategic Allocation Conservative Portfolio - Class I	1,278,211	1,467,535	(189,324)	1,635,167	1,730,309	(95,142)
Voya Strategic Allocation Growth Portfolio - Class I	1,103,257	1,263,818	(160,561)	733,966	947,155	(213,189)
Voya Strategic Allocation Moderate Portfolio - Class I	1,220,786	1,435,849	(215,063)	1,793,016	1,912,695	(119,679)
Voya Variable Funds:						
Voya Growth and Income Portfolio - Class A	661	10,772	(10,111)	2,688	12,564	(9,876)
Voya Growth and Income Portfolio - Class I	10,248,189	13,852,574	(3,604,385)	11,031,502	15,285,768	(4,254,266)
Voya Growth and Income Portfolio - Class S	7,985	7,927	58	9,136	5,506	3,630
Voya Variable Portfolios, Inc.:						
Voya Global Value Advantage Portfolio - Class I	31,635,125	21,338,534	10,296,591	—	—	—
Voya Global Value Advantage Portfolio - Class S	2,801,631	1,560,599	1,241,032	—	—	—
Voya Index Plus LargeCap Portfolio - Class I	3,618,370	4,488,270	(869,900)	5,670,660	6,341,918	(671,258)
Voya Index Plus LargeCap Portfolio - Class S	2,987	5,056	(2,069)	242	3,662	(3,420)
Voya Index Plus MidCap Portfolio - Class I	3,256,984	3,975,200	(718,216)	3,087,313	3,870,160	(782,847)
Voya Index Plus MidCap Portfolio - Class S	401	3,356	(2,955)	447	9,960	(9,513)
Voya Index Plus SmallCap Portfolio - Class I	2,237,117	2,617,497	(380,380)	2,285,303	2,736,124	(450,821)
Voya Index Plus SmallCap Portfolio - Class S	1,181	711	470	1,941	190	1,751
Voya International Index Portfolio - Class I	1,485,915	1,125,946	359,969	1,442,540	1,212,705	229,835
Voya International Index Portfolio - Class S	12	6	6	96	4	92
Voya Russell™ Large Cap Growth Index Portfolio - Class I	1,300,721	1,001,447	299,274	1,247,505	1,040,628	206,877
Voya Russell™ Large Cap Growth Index Portfolio - Class S	10,714	8,737	1,977	3,707	5,271	(1,564)
Voya Russell™ Large Cap Index Portfolio - Class I	1,484,267	894,120	590,147	1,191,493	530,711	660,782
Voya Russell™ Large Cap Index Portfolio - Class S	131,891	132,967	(1,076)	860,062	853,121	6,941
Voya Russell™ Large Cap Value Index Portfolio - Class I	11,340	8,429	2,911	4,113	4,437	(324)
Voya Russell™ Large Cap Value Index Portfolio - Class S	215,966	135,052	80,914	191,901	122,370	69,531
Voya Russell™ Mid Cap Growth Index Portfolio - Class S	177,362	129,895	47,467	113,781	85,159	28,622
Voya Russell™ Mid Cap Index Portfolio - Class I	1,666,116	656,591	1,009,525	1,311,188	537,543	773,645
Voya Russell™ Small Cap Index Portfolio - Class I	727,100	374,914	352,186	616,523	323,247	293,276
Voya Small Company Portfolio - Class I	1,669,877	1,861,006	(191,129)	2,344,271	2,699,627	(355,356)
Voya Small Company Portfolio - Class S	874	84	790	1,051	1,771	(720)

254

| | **Year ended December 31** | | | | | |
| | **2015** | | | **2014** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Voya Variable Portfolios, Inc. (continued):						
Voya U.S. Bond Index Portfolio - Class I	529,320	441,103	88,217	406,227	201,011	205,216
Voya Variable Products Trust:						
Voya International Value Portfolio - Class I	—	3,643,713	(3,643,713)	2,519,394	2,881,169	(361,775)
Voya International Value Portfolio - Class S	—	11,639	(11,639)	495	5,528	(5,033)
Voya MidCap Opportunities Portfolio - Class I	2,118,456	2,154,346	(35,890)	1,507,301	1,180,261	327,040
Voya MidCap Opportunities Portfolio - Class S	16,825	24,157	(7,332)	24,674	31,150	(6,476)
Voya SmallCap Opportunities Portfolio - Class I	1,669,881	1,011,675	658,206	631,044	675,546	(44,502)
Voya SmallCap Opportunities Portfolio - Class S	558	1,272	(714)	1,542	438	1,104
Wanger Advisors Trust:						
Wanger International	1,179,851	1,301,599	(121,748)	873,333	703,951	169,382
Wanger Select	408,950	873,869	(464,919)	283,485	1,406,887	(1,123,402)
Wanger USA	522,396	680,432	(158,036)	396,744	729,662	(332,918)
Washington Mutual Investors Fund[SM]:						
Washington Mutual Investors Fund[SM] - Class R-3	48,824	143,109	(94,285)	75,199	92,828	(17,629)
Washington Mutual Investors Fund[SM] - Class R-4	2,803,251	2,961,939	(158,688)	1,207,855	1,113,451	94,404
Wells Fargo Funds Trust:						
Wells Fargo Small Cap Value Fund - Class A	1,024	1,067	(43)	2,661	3,325	(664)
Wells Fargo Special Small Cap Value Fund - Class A	2,172,165	2,412,115	(239,950)	392,932	598,893	(205,961)

8. Financial Highlights

A summary of unit values, units outstanding, and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the years ended December 31, 2015, 2014, 2013, 2012, and 2011, follows:

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
AB Growth and Income Fund - Class A													
2015		9	$18.54	to	$18.76	$169	1.08%	0.80%	to	0.90%	0.32%	to	0.37%
2014		11	$18.09	to	$18.90	$201	1.04%	0.70%	to	1.10%	7.61%	to	7.97%
2013		11	$16.81	to	$17.66	$183	0.52%	0.60%	to	1.10%	32.89%	to	33.48%
2012		16	$12.65	to	$13.23	$201	1.07%	0.60%	to	1.10%	16.16%	to	16.87%
2011		16	$10.71	to	$11.32	$172	1.10%	0.60%	to	1.30%	4.18%	to	4.91%
AB VPS Growth and Income Portfolio - Class A													
2015		25	$19.30	to	$19.52	$484	1.51%	1.15%	to	1.25%	0.47%	to	0.57%
2014		23	$19.21	to	$19.41	$443	1.43%	1.15%	to	1.25%	8.16%	to	8.25%
2013		38	$17.76	to	$17.93	$674	1.04%	1.15%	to	1.25%	33.23%	to	33.41%
2012		36	$13.33	to	$13.44	$476	1.69%	1.15%	to	1.25%	16.11%	to	16.16%
2011		41	$11.48	to	$11.57	$473	1.29%	1.15%	to	1.25%	5.03%	to	5.18%
Aberdeen International Equity Fund - Institutional Class													
2015	7/14/2015	249		$8.25		$2,052	(e)	-			(e)		
2014		(e)		(e)		(e)	(e)	(e)			(e)		
2013		(e)		(e)		(e)	(e)	(e)			(e)		
2012		(e)		(e)		(e)	(e)	(e)			(e)		
2011		(e)		(e)		(e)	(e)	(e)			(e)		
Invesco Floating Rate Fund - Class R5													
2015		5	$9.53	to	$9.58	$47	5.06%	0.95%	to	1.25%	-3.74%	to	-3.43%
2014	7/29/2014	3	$9.90	to	$9.92	$32	(d)	0.95%	to	1.25%		(d)	
2013		(d)		(d)		(d)	(d)	(d)			(d)		
2012		(d)		(d)		(d)	(d)	(d)			(d)		
2011		(d)		(d)		(d)	(d)	(d)			(d)		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Invesco Mid Cap Core Equity Fund - Class A													
2015		197	$16.83	to	$21.22	$3,609	0.03%	0.15%	to	1.60%	-5.87%	to	-4.45%
2014		211	$17.86	to	$22.40	$4,057	-	0.15%	to	1.70%	2.73%	to	4.35%
2013		246	$17.35	to	$21.65	$4,574	-	0.15%	to	1.70%	27.06%	to	28.99%
2012		314	$13.63	to	$16.93	$4,552	0.51%	0.00%	to	1.70%	8.48%	to	10.43%
2011		371	$12.54	to	$15.49	$4,891	-	0.00%	to	1.70%	-7.81%	to	-6.25%
Invesco Small Cap Growth Fund - Class A													
2015		3		$23.79		$75	-		1.00%			-2.82%	
2014		4		$24.48		$90	-		1.00%			6.57%	
2013		2		$22.97		$38	-		1.00%			38.54%	
2012		2		$16.58		$26	-		1.00%			17.17%	
2011		2		$14.15		$32	-		1.00%			-2.28%	
Invesco International Growth Fund - Class R5													
2015		39		$11.62		$453	1.63%		0.85%			-3.09%	
2014		34		$11.99		$408	1.92%		0.95%			-0.75%	
2013		18		$12.08		$217	2.43%		0.95%			17.97%	
2012	11/30/2012	3		$10.24		$30	(b)		0.95%			(b)	
2011		(b)		(b)		(b)	(b)		(b)			(b)	
Invesco Endeavor Fund - Class A													
2015		1	$16.77	to	$17.63	$11	-	0.45%	to	1.30%	-11.86%	to	-11.18%
2014		3	$19.14	to	$19.85	$51	-	0.45%	to	1.20%	6.77%	to	7.12%
2013		3	$17.86	to	$18.53	$63	-	0.45%	to	1.40%	26.22%	to	27.44%
2012		2	$14.15	to	$14.54	$36	(f)	0.45%	to	1.40%		(f)	
2011	7/19/2011	-		$12.26		-	(a)		0.75%			(a)	
Invesco Global Health Care Fund - Investor Class													
2015		4	$65.38	to	$71.47	$258	-	0.65%	to	1.50%	1.46%	to	2.32%
2014		6	$64.44	to	$70.86	$442	-	0.50%	to	1.50%	18.56%	to	19.76%
2013		6	$54.35	to	$59.17	$356	0.34%	0.50%	to	1.50%	40.40%	to	41.83%
2012		6	$38.71	to	$41.72	$234	0.49%	0.50%	to	1.50%	18.96%	to	20.16%
2011		5	$32.54	to	$34.72	$176	0.56%	0.50%	to	1.50%	3.00%	to	3.49%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Invesco High Yield Fund - Class R5													
2015		16	$9.31	to	$9.48	$153	6.38%	0.30%	to	1.40%	-4.12%	to	-3.07%
2014	8/6/2014	4	$9.71	to	$9.77	$35	(d)	0.40%	to	1.40%		(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
Invesco American Value Fund - Class R5													
2015		85	$9.76	to	$9.83	$830	0.19%	0.95%	to	1.40%	-9.88%	to	-9.48%
2014	6/16/2014	21	$10.83	to	$10.86	$231	(d)	0.95%	to	1.40%		(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
Invesco Energy Fund - Class R5													
2015		2	$5.25	to	$5.29	$9	-	0.95%	to	1.40%	-30.09%	to	-29.75%
2014	8/27/2014	-	$7.51	to	$7.53	-	(d)	1.05%	to	1.40%		(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
Invesco Small Cap Value Fund - Class A													
2015		12	$23.81	to	$26.22	$305	-	0.20%	to	1.65%	-10.32%	to	-8.99%
2014		15	$26.40	to	$28.81	$423	-	0.20%	to	1.75%	5.31%	to	6.90%
2013		12	$25.07	to	$26.95	$318	-	0.20%	to	1.75%	41.72%	to	43.25%
2012		8	$17.69	to	$18.65	$141	-	0.30%	to	1.75%	20.42%	to	22.13%
2011		5	$14.69	to	$15.27	$82	-	0.30%	to	1.75%	-9.82%	to	-8.45%
Invesco V.I. American Franchise Fund - Series I Shares													
2015		652	$14.92	to	$57.89	$26,133	-	0.00%	to	1.50%	3.40%	to	5.01%
2014		686	$14.43	to	$55.13	$27,172	0.04%	0.00%	to	1.50%	6.83%	to	8.52%
2013		698	$13.50	to	$50.84	$26,065	0.42%	0.00%	to	1.50%	38.04%	to	40.13%
2012	4/27/2012	702	$9.77	to	$36.28	$19,755	(b)	0.00%	to	1.50%		(b)	
2011		(b)		(b)		(b)	(b)		(b)			(b)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Invesco V.I. Core Equity Fund - Series I Shares													
2015		2,339	$11.57	to	$20.86	$33,322	1.13%	0.00%	to	1.95%	-7.56%	to	-5.77%
2014		2,593	$12.43	to	$22.25	$39,632	0.86%	0.00%	to	1.95%	6.04%	to	8.16%
2013		2,807	$11.63	to	$20.68	$40,151	1.40%	0.00%	to	1.95%	26.73%	to	29.22%
2012		3,096	$9.11	to	$16.08	$34,682	0.97%	0.00%	to	1.95%	11.59%	to	13.87%
2011		3,494	$8.08	to	$14.19	$34,790	0.97%	0.00%	to	1.95%		-2.01%	
Alger Capital Appreciation Fund - Class A													
2015		56	$20.76	to	$22.48	$1,225	-	0.20%	to	1.55%	5.39%	to	6.04%
2014		64	$20.24	to	$21.20	$1,335	-	0.20%	to	1.15%	11.91%	to	12.55%
2013		39	$18.13	to	$18.75	$723	-	0.25%	to	1.10%	34.20%	to	34.60%
2012	5/1/2012	35	$13.55	to	$13.93	$492	(b)	0.25%	to	1.20%		(b)	
2011		(b)		(b)		(b)	(b)		(b)			(b)	
Alger Green Fund - Class A													
2015		176	$12.99	to	$22.54	$3,708	-	0.00%	to	1.50%	0.94%	to	2.45%
2014		181	$12.85	to	$22.00	$3,775	-	0.00%	to	1.50%	3.22%	to	4.81%
2013		209	$12.42	to	$20.99	$4,212	-	0.00%	to	1.50%	32.75%	to	34.72%
2012		135	$9.35	to	$15.58	$2,030	0.16%	0.00%	to	1.50%	13.20%	to	14.90%
2011		123	$8.25	to	$13.56	$1,622	-	0.00%	to	1.50%	-6.66%	to	-5.24%
AllianzGI NFJ Dividend Value Fund - Class A													
2015		12	$19.69	to	$20.08	$247	2.36%	0.70%	to	1.00%	-9.51%	to	-9.26%
2014		12	$21.76	to	$22.13	$261	1.97%	0.70%	to	1.00%	8.53%	to	8.85%
2013		12	$20.05	to	$20.33	$246	2.21%	0.70%	to	1.00%	27.38%	to	27.78%
2012		13	$15.74	to	$15.91	$206	2.60%	0.70%	to	1.00%		12.83%	
2011		13	$13.95	to	$14.03	$179	2.29%	0.80%	to	1.00%		2.05%	
AllianzGI NFJ Large-Cap Value Fund - Institutional Class													
2015		2		$12.32		$26	3.77%		0.80%			-6.10%	
2014		2		$13.12		$27	3.85%		0.80%			10.72%	
2013		2		$11.85		$25	3.33%		0.80%			31.67%	
2012		4		$9.00		$35	2.58%		0.80%			13.21%	
2011		374	$7.95	to	$8.19	$3,063	2.91%	0.00%	to	0.80%	1.02%	to	1.87%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
AllianzGI NFJ Small-Cap Value Fund - Class A													
2015		22	$21.68	to	$24.71	$535	1.66%	0.55%	to	1.65%	-9.82%	to	-8.82%
2014		21	$24.04	to	$27.25	$548	2.47%	0.50%	to	1.65%	-0.04%	to	1.04%
2013		23	$24.05	to	$26.82	$584	1.22%	0.55%	to	1.65%	29.37%	to	30.83%
2012		20	$18.59	to	$20.50	$400	1.26%	0.55%	to	1.65%	8.52%	to	9.74%
2011		22	$17.13	to	$18.68	$395	1.51%	0.55%	to	1.65%	0.47%	to	1.52%
Amana Growth Fund - Investor Class													
2015		2,141	$15.40	to	$21.46	$37,723	0.48%	0.00%	to	1.60%	-2.00%	to	-0.46%
2014		2,369	$15.70	to	$21.91	$42,462	0.36%	0.00%	to	1.65%	12.13%	to	14.07%
2013		2,537	$13.97	to	$19.22	$39,761	0.61%	0.00%	to	1.65%	20.84%	to	22.89%
2012		2,780	$11.55	to	$15.64	$35,389	0.28%	0.00%	to	1.65%	9.54%	to	11.18%
2011		2,411	$10.54	to	$14.07	$27,822	0.10%	0.00%	to	1.60%	-3.30%	to	-1.81%
Amana Income Fund - Investor Class													
2015		3,678	$15.50	to	$20.53	$64,741	1.45%	0.00%	to	1.60%	-4.43%	to	-2.86%
2014		4,115	$16.20	to	$21.19	$74,812	1.56%	0.00%	to	1.60%	7.50%	to	9.12%
2013		4,314	$15.07	to	$19.47	$72,426	1.58%	0.00%	to	1.65%	27.55%	to	29.71%
2012		3,978	$11.79	to	$15.12	$51,965	1.71%	0.00%	to	1.65%	-9.31%	to	9.67%
2011		3,336	$10.92	to	$13.94	$40,417	1.63%	0.00%	to	1.50%	0.45%	to	1.99%
American Balanced Fund® - Class R-3													
2015		266	$17.05	to	$20.51	$5,103	1.30%	0.00%	to	1.55%	-0.23%	to	1.33%
2014		383	$17.09	to	$20.24	$7,317	1.19%	0.00%	to	1.55%	6.81%	to	8.53%
2013		415	$16.00	to	$18.65	$7,353	1.39%	0.00%	to	1.55%	19.49%	to	21.34%
2012		396	$13.39	to	$15.37	$5,771	1.67%	0.00%	to	1.55%	12.05%	to	13.85%
2011		446	$11.95	to	$13.50	$5,726	1.88%	0.00%	to	1.55%	1.96%	to	3.45%
American Beacon Small Cap Value Fund - Investor Class													
2015		12	$9.89	to	$9.96	$118	1.10%	0.85%	to	1.25%	-6.52%	to	-6.13%
2014	05/16/2014	6	$10.60	to	$10.61	$64	(d)	0.95%	to	1.00%	(d)		
2013		(d)	(d)			(d)	(d)	(d)			(d)		
2012		(d)	(d)			(d)	(d)	(d)			(d)		
2011		(d)	(d)			(d)	(d)	(d)			(d)		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
American Century Investments® Inflation-Adjusted Bond Fund - Investor Class													
2015		2,082	$9.56	to	$12.52	$24,336	0.93%	0.00%	to	1.90%	-4.00%	to	-2.11%
2014		2,408	$9.85	to	$12.79	$29,023	1.48%	0.00%	to	1.90%	0.70%	to	2.65%
2013		2,767	$11.41	to	$12.46	$32,860	1.18%	0.00%	to	1.90%	-10.79%	to	-9.12%
2012		4,134	$12.79	to	$13.71	$54,588	2.39%	0.00%	to	1.90%	4.66%	to	6.69%
2011		3,484	$12.22	to	$12.85	$43,588	3.98%	0.00%	to	1.90%	10.89%	to	13.02%
American Century Investments® Income & Growth Fund - A Class													
2015		590	$15.89	to	$52.21	$9,398	1.94%	0.65%	to	1.20%	-7.02%	to	-6.52%
2014		636	$17.09	to	$55.06	$10,906	1.87%	0.75%	to	1.20%	10.90%	to	11.39%
2013		624	$15.41	to	$49.43	$9,649	2.07%	0.75%	to	1.20%	33.77%	to	34.36%
2012		552	$11.52	to	$36.79	$6,374	1.95%	0.75%	to	1.10%	13.05%	to	13.17%
2011		523	$10.19	to	$31.52	$5,331	1.36%		1.00%		1.70%	to	1.71%
Fundamental Investors[SM] - Class R-3													
2015		92	$13.89	to	$15.52	$1,374	0.90%	0.00%	to	1.45%	1.67%	to	3.05%
2014		149	$13.59	to	$15.06	$2,170	0.68%	0.00%	to	1.55%	6.92%	to	8.50%
2013		143	$12.71	to	$13.88	$1,936	1.15%	0.00%	to	1.55%	29.04%	to	31.07%
2012		116	$9.85	to	$10.59	$1,203	1.05%	0.00%	to	1.55%	14.94%	to	16.89%
2011		123	$8.57	to	$9.06	$1,093	1.48%	0.00%	to	1.55%	-3.71%	to	-2.27%
Fundamental Investors[SM] - Class R-4													
2015		4,855	$14.16	to	$15.88	$72,172	1.44%	0.00%	to	1.50%	1.80%	to	3.32%
2014		4,638	$13.91	to	$15.37	$67,392	1.07%	0.00%	to	1.50%	7.25%	to	8.93%
2013		3,811	$12.97	to	$14.11	$51,196	1.37%	0.00%	to	1.50%	29.57%	to	31.50%
2012		3,619	$10.01	to	$10.73	$37,284	1.30%	0.00%	to	1.50%	15.32%	to	17.01%
2011		3,649	$8.68	to	$9.17	$32,351	1.71%	0.00%	to	1.50%	-3.34%	to	-1.93%
American Mutual Fund® - Class R-4													
2015		193	$15.52	to	$16.66	$3,156	2.07%	0.00%	to	1.40%	-4.26%	to	-2.91%
2014		127	$16.21	to	$17.16	$2,154	1.97%	0.00%	to	1.40%	11.00%	to	12.60%
2013		59	$14.60	to	$15.24	$888	1.90%	0.00%	to	1.40%	26.08%	to	26.92%
2012		5	$11.58	to	$11.74	$61	2.99%	0.75%	to	1.40%	10.60%	to	11.39%
2011	07/21/2011	1	$10.47	to	$10.54	$6	(a)	0.75%	to	1.40%		(a)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Ariel Appreciation Fund - Investor Class													
2015		26	$18.74	to	$21.88	$551	0.96%	0.60%	to	1.90%	-8.00%	to	-6.77%
2014		30	$20.37	to	$23.47	$697	0.70%	0.60%	to	1.90%	6.09%	to	7.46%
2013		35	$19.20	to	$21.84	$740	0.75%	0.60%	to	1.90%	43.50%	to	45.41%
2012		59	$13.38	to	$15.02	$866	0.91%	0.60%	to	1.90%	17.06%	to	18.64%
2011		55	$11.43	to	$12.66	$679	0.40%	0.60%	to	1.90%	-9.07%	to	-8.08%
Ariel Fund - Investor Class													
2015		614	$17.55	to	$29.11	$11,649	0.68%	0.00%	to	1.90%	-5.93%	to	-4.07%
2014		590	$18.58	to	$30.44	$11,912	0.60%	0.00%	to	1.90%	8.90%	to	10.91%
2013		571	$17.00	to	$27.52	$10,567	0.82%	0.00%	to	1.90%	41.91%	to	44.72%
2012		258	$11.93	to	$18.86	$3,328	0.97%	0.00%	to	1.90%	18.22%	to	20.37%
2011		286	$10.06	to	$15.99	$3,064	0.25%	0.00%	to	1.70%	-12.80%	to	-11.35%
Artisan International Fund - Investor Shares													
2015		1,338	$10.26	to	$18.07	$14,558	0.47%	0.00%	to	1.50%	-5.26%	to	-3.85%
2014		1,146	$10.83	to	$19.47	$13,092	0.84%	0.00%	to	1.50%	-2.49%	to	-0.99%
2013		885	$11.10	to	$19.92	$10,284	1.14%	0.00%	to	1.50%	23.33%	to	25.18%
2012		537	$9.00	to	$15.91	$5,043	1.43%	0.00%	to	1.50%	23.46%	to	25.32%
2011		354	$7.29	to	$12.80	$2,674	1.43%	0.00%	to	1.50%	-8.65%	to	-7.23%
Aston/Fairpointe Mid Cap Fund - Class N													
2015		2,026	$13.73	to	$18.26	$33,918	0.26%	0.00%	to	1.50%	-11.68%	to	-10.36%
2014		2,535	$15.45	to	$20.37	$47,419	0.11%	0.00%	to	1.50%	8.08%	to	9.69%
2013		1,924	$14.21	to	$18.57	$33,435	-	0.00%	to	1.50%	42.35%	to	44.51%
2012		712	$9.93	to	$12.85	$8,892	1.09%	0.00%	to	1.50%	14.67%	to	16.39%
2011		512	$10.77	to	$11.04	$5,556	0.24%	0.00%	to	1.50%	-7.87%	to	-6.79%
BlackRock Equity Dividend Fund - Investor A Shares													
2015		69	$17.21	to	$18.86	$1,273	1.62%	0.10%	to	1.65%	-2.05%	to	-0.53%
2014		92	$17.57	to	$18.96	$1,697	1.66%	0.10%	to	1.65%	7.26%	to	8.97%
2013		84	$16.38	to	$17.40	$1,434	1.80%	0.10%	to	1.65%	22.33%	to	24.20%
2012		74	$13.39	to	$14.01	$1,014	2.40%	0.10%	to	1.65%	10.52%	to	11.69%
2011		39	$12.26	to	$12.49	$487	2.09%	0.25%	to	1.25%		4.75%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
BlackRock Health Sciences Opportunities Portfolio - Institutional Shares													
2015	12/7/2015	17	$10.07	to	$10.15	$171	(e)	0.10%	to	1.25%	(e)		
2014		(e)		(e)		(e)	(e)		(e)		(e)		
2013		(e)		(e)		(e)	(e)		(e)		(e)		
2012		(e)		(e)		(e)	(e)		(e)		(e)		
2011		(e)		(e)		(e)	(e)		(e)		(e)		
BlackRock Health Sciences Opportunities Portfolio - Investor A Shares													
2015	5/5/2015	1,241	$10.04	to	$10.14	$12,497	(e)	0.00%	to	1.50%	(e)		
2014		(e)		(e)		(e)	(e)		(e)		(e)		
2013		(e)		(e)		(e)	(e)		(e)		(e)		
2012		(e)		(e)		(e)	(e)		(e)		(e)		
2011		(e)		(e)		(e)	(e)		(e)		(e)		
BlackRock Mid Cap Value Opportunities Fund - Institutional Shares													
2015		7	$9.42	to	$9.59	$66	2.30%	0.30%	to	1.40%	-8.01%	to	-6.99%
2014	8/5/2014	2	$10.24	to	$10.30	$21	(d)	0.40%	to	1.40%	(d)		
2013		(d)		(d)		(d)	(d)		(d)		(d)		
2012		(d)		(d)		(d)	(d)		(d)		(d)		
2011		(d)		(d)		(d)	(d)		(d)		(d)		
BlackRock Mid Cap Value Opportunities Fund - Investor A Shares													
2015		566	$21.39	to	$23.72	$12,705	0.74%	0.00%	to	1.55%	-8.29%	to	-6.87%
2014		689	$23.40	to	$25.47	$16,783	0.49%	0.00%	to	1.50%	4.79%	to	6.39%
2013		696	$22.33	to	$23.94	$16,116	0.56%	0.00%	to	1.50%	31.35%	to	33.30%
2012		556	$17.00	to	$17.96	$9,764	0.37%	0.00%	to	1.50%	11.48%	to	13.17%
2011		478	$15.25	to	$15.91	$7,480	0.42%	0.00%	to	1.50%	-2.06%	to	-0.56%
Bond Fund of America[SM] - Class R-4													
2015		861	$11.26	to	$12.63	$10,093	1.98%	0.00%	to	1.50%	-1.23%	to	0.24%
2014		789	$11.40	to	$12.60	$9,317	2.09%	0.00%	to	1.50%	3.92%	to	5.53%
2013		819	$10.97	to	$11.94	$9,244	2.35%	0.00%	to	1.50%	-3.43%	to	-1.97%
2012		942	$11.36	to	$12.18	$10,954	2.62%	0.00%	to	1.50%	4.32%	to	5.91%
2011		831	$10.89	to	$11.50	$9,219	3.28%	0.00%	to	1.50%	4.91%	to	6.48%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Calvert VP SRI Balanced Portfolio													
2015		1,695	$13.10	to	$43.45	$49,166	0.12%	0.00%	to	1.50%	-3.67%	to	-2.17%
2014		1,780	$13.52	to	$44.87	$53,491	1.54%	0.00%	to	1.50%	7.95%	to	9.60%
2013		1,917	$12.44	to	$41.44	$52,700	1.06%	0.00%	to	1.50%	16.21%	to	18.04%
2012		1,973	$10.64	to	$35.53	$46,174	1.25%	0.00%	to	1.50%	8.85%	to	10.41%
2011		2,054	$9.72	to	$32.50	$44,041	1.30%	0.00%	to	1.50%	2.98%	to	4.61%
Capital Income Builder® - Class R-4													
2015	5/21/2015	35	$9.28	to	$9.34	$330	(e)	0.40%	to	1.50%		(e)	
2014		(e)	(e)			(e)	(e)	(e)				(e)	
2013		(e)	(e)			(e)	(e)	(e)				(e)	
2012		(e)	(e)			(e)	(e)	(e)				(e)	
2011		(e)	(e)			(e)	(e)	(e)				(e)	
Capital World Growth & Income Fund[SM] - Class R-3													
2015		46	$17.55	to	$19.07	$850	2.09%	0.00%	to	1.25%	-3.68%	to	-2.51%
2014		41	$18.22	to	$19.56	$775	2.05%	0.00%	to	1.25%	2.36%	to	3.66%
2013		37	$17.80	to	$18.87	$685	2.17%	0.00%	to	1.25%	22.93%	to	24.55%
2012		35	$14.48	to	$15.15	$513	2.16%	0.00%	to	1.25%	17.34%	to	18.52%
2011		33	$12.34	to	$12.69	$415	2.06%	0.20%	to	1.25%	-9.00%	to	-8.04%
Cohen & Steers Realty Shares, Inc.													
2015		539	$14.50	to	$15.55	$7,976	2.74%	0.00%	to	1.50%	3.48%	to	5.00%
2014		469	$14.01	to	$14.81	$6,678	2.44%	0.00%	to	1.50%	28.18%	to	30.26%
2013		220	$10.93	to	$11.37	$2,434	2.76%	0.00%	to	1.50%	1.58%	to	3.08%
2012		197	$10.76	to	$11.03	$2,138	2.49%	0.00%	to	1.50%	13.98%	to	15.46%
2011	5/13/2011	71	$9.44	to	$9.52	$677	(a)	0.25%	to	1.50%		(a)	
Columbia[SM] Acorn® Fund - Class A													
2015		3	$18.11	to	$18.33	$47	-	0.80%	to	1.00%	-2.84%	to	-2.66%
2014		5	$18.64	to	$18.92	$100	-	0.70%	to	1.00%	-0.48%	to	-0.26%
2013		5	$18.40	to	$18.88	$103	-	0.80%	to	1.45%	28.67%	to	29.39%
2012		6	$14.30	to	$14.53	$85	-	0.90%	to	1.45%	15.88%	to	16.52%
2011		6	$12.34	to	$12.47	$69	-	0.90%	to	1.45%		-5.98%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Columbia[SM] Acorn® Fund - Class Z													
2015		-		$14.93		$7	-		1.25%			-2.74%	
2014		4		$15.35		$58	-		1.25%			-0.45%	
2013		4		$15.42		$54	-		1.25%			29.25%	
2012		3		$11.93		$39	-		1.25%			16.50%	
2011		1,012	$10.24	to	$10.72	$10,848	0.32%	0.00%	to	1.25%	-5.80%	to	-4.63%
Columbia Mid Cap Value Fund - Class A													
2015		569	$14.11	to	$15.83	$8,510	0.27%	0.10%	to	1.60%	-6.68%	to	-5.27%
2014		656	$14.97	to	$16.82	$10,416	0.50%	0.00%	to	1.75%	10.20%	to	11.72%
2013		419	$13.72	to	$14.89	$5,980	0.40%	0.15%	to	1.60%	32.95%	to	34.88%
2012		388	$10.32	to	$10.98	$4,121	0.76%	0.25%	to	1.60%	14.67%	to	16.22%
2011		413	$9.00	to	$9.45	$3,805	0.57%	0.25%	to	1.60%	-5.74%	to	-4.55%
Columbia Mid Cap Value Fund - Class Z													
2015		-		$15.30		$2	-		0.80%			-5.73%	
2014		-		$16.23		$2	-		0.80%			11.47%	
2013		-		$14.56		$2	-		0.80%			34.32%	
2012		-		$10.84		$1	0.75%		0.80%			15.94%	
2011		557	$9.35	to	$9.63	$5,363	1.04%	0.00%	to	0.80%	-4.79%	to	-3.99%
CRM Mid Cap Value Fund - Investor Shares													
2015		15	$19.55	to	$21.11	$306	1.01%	0.40%	to	1.55%	-4.07%	to	-2.94%
2014		13	$20.38	to	$21.75	$288	0.67%	0.40%	to	1.55%	4.22%	to	5.01%
2013		15	$19.53	to	$20.60	$313	0.37%	0.45%	to	1.60%	30.99%	to	32.48%
2012		15	$14.83	to	$15.55	$232	0.89%	0.45%	to	1.75%	15.93%	to	17.09%
2011		16	$12.93	to	$13.28	$216	0.46%	0.45%	to	1.45%	-8.33%	to	-7.59%
Davis Financial Fund - Class Y													
2015		-	$10.57	to	$10.61	$1	-	0.75%	to	1.05%	0.86%	to	1.14%
2014	8/28/2014	-		$10.48		-	(d)		0.95%			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Delaware Diversified Income Fund - Class A													
2015		443	$10.07			$4,464	3.65%	0.85%			-1.95%		
2014		434	$10.27			$4,462	3.65%	0.95%			4.16%		
2013		191	$9.86			$1,887	4.09%	0.95%			-2.38%		
2012	9/14/2012	79	$10.10			$801	(b)	0.95%			(b)		
2011		(b)	(b)			(b)	(b)	(b)			(b)		
Delaware Smid Cap Growth Fund - Institutional Class													
2015	7/14/2015	140	$10.10			$1,410	(e)	-			(e)		
2014		(e)	(e)			(e)	(e)	(e)			(e)		
2013		(e)	(e)			(e)	(e)	(e)			(e)		
2012		(e)	(e)			(e)	(e)	(e)			(e)		
2011		(e)	(e)			(e)	(e)	(e)			(e)		
Delaware Small Cap Value Fund - Class A													
2015		85	$11.52	to	$11.88	$989	0.71%	0.25%	to	1.40%	-7.77%	to	-6.68%
2014		55	$12.49	to	$12.73	$692	0.50%	0.25%	to	1.40%	4.07%	to	5.12%
2013	5/10/2013	9	$12.03	to	$12.11	$109	(c)	0.25%	to	1.25%		(c)	
2012		(c)	(c)			(c)	(c)	(c)			(c)		
2011		(c)	(c)			(c)	(c)	(c)			(c)		
Deutsche Small Cap Growth Fund - Class S													
2015		3	$10.58	to	$10.76	$27	-	0.40%	to	1.40%	-3.64%	to	-2.62%
2014	8/15/2014	2	$10.98	to	$11.00	$24	(d)	1.05%	to	1.40%		(d)	
2013		(d)	(d)			(d)	(d)	(d)			(d)		
2012		(d)	(d)			(d)	(d)	(d)			(d)		
2011		(d)	(d)			(d)	(d)	(d)			(d)		
DFA Inflation-Protected Securities Portfolio - Institutional Class													
2015	7/16/2015	3	$9.79			$34	(e)	-			(e)		
2014		(e)	(e)			(e)	(e)	(e)			(e)		
2013		(e)	(e)			(e)	(e)	(e)			(e)		
2012		(e)	(e)			(e)	(e)	(e)			(e)		
2011		(e)	(e)			(e)	(e)	(e)			(e)		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Emerging Markets Core Equity Portfolio - Institutional Class													
2015	07/06/2015	23	$8.25			$186	(e)	-			(e)		
2014		(e)	(e)			(e)	(e)	(e)			(e)		
2013		(e)	(e)			(e)	(e)	(e)			(e)		
2012		(e)	(e)			(e)	(e)	(e)			(e)		
2011		(e)	(e)			(e)	(e)	(e)			(e)		
U.S. Targeted Value Portfolio - Institutional Class													
2015	07/14/2015	267	$9.03			$2,412	(e)	-			(e)		
2014		(e)	(e)			(e)	(e)	(e)			(e)		
2013		(e)	(e)			(e)	(e)	(e)			(e)		
2012		(e)	(e)			(e)	(e)	(e)			(e)		
2011		(e)	(e)			(e)	(e)	(e)			(e)		
Dodge & Cox International Stock Fund													
2015		26	$12.13	to	$13.21	$331	1.93%	0.50%	to	1.95%	-13.05%	to	-11.82%
2014		27	$13.95	to	$14.98	$393	2.33%	0.50%	to	1.95%	-1.90%	to	-0.47%
2013		26	$14.22	to	$15.05	$380	1.99%	0.50%	to	1.95%	23.87%	to	25.42%
2012		19	$11.48	to	$11.88	$224	2.78%	0.75%	to	1.95%	18.85%	to	20.12%
2011		14	$9.69	to	$9.89	$136	(f)	0.75%	to	1.85%	(f)		
Dodge & Cox Stock Fund													
2015		17	$18.08	to	$19.70	$328	1.27%	0.50%	to	1.95%	-6.22%	to	-4.97%
2014		15	$19.45	to	$20.73	$302	1.86%	0.50%	to	1.80%	8.46%	to	9.86%
2013		7	$17.93	to	$18.87	$128	1.28%	0.50%	to	1.80%	38.03%		
2012		2	$12.99	to	$13.16	$28	(f)	1.35%	to	1.80%	(f)		
2011	01/10/2011	2	$10.86	to	$10.98	$24	(a)	1.15%	to	1.70%	(a)		
Deutsche Equity 500 Index Fund - Class S													
2015		34	$22.91			$783	1.57%	1.00%			0.09%		
2014		33	$22.89			$746	1.83%	1.00%			12.15%		
2013		33	$20.41			$676	1.89%	1.00%			30.67%		
2012		31	$15.62			$491	2.02%	1.00%			14.43%		
2011		29	$13.65			$400	1.86%	1.00%			0.89%		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Eaton Vance Large-Cap Value Fund - Class R													
2015		4	$19.90	to	$20.57	$88	1.10%	0.20%	to	0.70%	-2.02%	to	-1.53%
2014		5	$19.91	to	$20.89	$93	0.89%	0.20%	to	1.05%	9.52%	to	10.47%
2013		7	$18.18	to	$18.91	$131	0.87%	0.20%	to	1.05%	28.16%	to	28.73%
2012		7	$14.13	to	$14.69	$98	1.39%	0.20%	to	1.25%	14.04%	to	15.31%
2011		4	$12.29	to	$12.74	$46	2.38%	0.20%	to	1.55%	-5.26%	to	-4.93%
EuroPacific Growth Fund® - Class R-3													
2015		314	$17.74	to	$21.34	$6,273	1.32%	0.00%	to	1.55%	-2.63%	to	-1.11%
2014		349	$18.22	to	$21.58	$7,100	0.95%	0.00%	to	1.55%	-4.46%	to	-2.92%
2013		410	$19.07	to	$22.23	$8,662	0.65%	0.00%	to	1.55%	18.01%	to	19.77%
2012		494	$16.16	to	$18.56	$8,750	1.35%	0.00%	to	1.55%	17.02%	to	18.90%
2011		649	$13.81	to	$15.61	$9,736	1.18%	0.00%	to	1.55%	-15.17%	to	-13.85%
EuroPacific Growth Fund® - Class R-4													
2015		14,847	$10.06	to	$21.88	$281,909	1.69%	0.00%	to	1.50%	-2.29%	to	-0.82%
2014		15,222	$10.24	to	$22.06	$295,528	1.33%	0.00%	to	1.50%	-4.13%	to	-2.61%
2013		15,518	$10.61	to	$22.67	$314,660	1.02%	0.00%	to	1.50%	18.42%	to	20.50%
2012		15,728	$8.91	to	$18.86	$268,614	1.82%	0.00%	to	1.50%	17.44%	to	19.23%
2011		16,297	$7.54	to	$15.82	$235,342	1.54%	0.00%	to	1.50%	-14.91%	to	-13.60%
Fidelity Advisor® New Insights Fund - Class I													
2015		73	$11.02	to	$20.72	$1,180	0.38%	0.40%	to	1.75%	0.84%	to	2.22%
2014		51	$10.87	to	$20.27	$934	0.24%	0.40%	to	1.95%	7.38%	to	9.10%
2013		40	$17.49	to	$18.58	$729	-	0.40%	to	1.95%	30.13%	to	32.15%
2012		34	$13.44	to	$14.06	$465	-	0.40%	to	1.95%	14.15%	to	15.72%
2011		22	$11.82	to	$12.15	$259	(f)	0.40%	to	1.85%		(f)	
Fidelity® VIP Equity-Income Portfolio - Initial Class													
2015		8,455	$12.21	to	$42.03	$253,886	3.09%	0.00%	to	1.95%	-5.81%	to	-3.96%
2014		9,616	$12.83	to	$44.27	$301,864	2.80%	0.00%	to	1.95%	6.58%	to	8.75%
2013		10,575	$11.91	to	$41.19	$306,607	2.51%	0.00%	to	1.95%	25.63%	to	28.10%
2012		11,678	$9.38	to	$32.52	$264,552	3.11%	0.00%	to	1.95%	15.02%	to	17.37%
2011		13,226	$8.07	to	$28.04	$256,279	2.48%	0.00%	to	1.95%	-0.94%	to	1.01%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Fidelity® VIP Growth Portfolio - Initial Class													
2015		9,542	$14.41	to	$48.06	$287,422	0.26%	0.00%	to	1.75%	5.31%	to	7.16%
2014		10,303	$13.57	to	$45.36	$292,498	0.19%	0.00%	to	1.75%	9.42%	to	11.34%
2013		10,711	$12.30	to	$41.23	$275,001	0.28%	0.00%	to	1.75%	33.95%	to	36.33%
2012		11,796	$9.10	to	$30.59	$225,077	0.62%	0.00%	to	1.75%	12.69%	to	14.70%
2011		12,717	$8.01	to	$26.98	$214,512	0.38%	0.00%	to	1.80%	-1.49%	to	0.18%
Fidelity® VIP High Income Portfolio - Initial Class													
2015		732	$14.24	to	$15.05	$10,441	6.54%	0.85%	to	1.50%	-5.05%	to	-4.81%
2014		812	$14.94	to	$15.85	$12,151	6.10%	0.95%	to	1.50%	-0.38%	to	0.20%
2013		759	$14.91	to	$15.91	$11,354	5.55%	0.95%	to	1.50%	4.40%	to	5.00%
2012		852	$14.20	to	$15.24	$12,167	6.21%	0.95%	to	1.50%	12.56%	to	13.15%
2011		770	$12.55	to	$13.54	$9,729	6.80%	0.95%	to	1.50%	2.42%	to	3.04%
Fidelity® VIP Overseas Portfolio - Initial Class													
2015		1,654	$9.20	to	$25.79	$30,265	1.41%	0.00%	to	1.50%	2.09%	to	3.62%
2014		1,667	$8.96	to	$24.80	$29,883	1.30%	0.00%	to	1.50%	-9.46%	to	-8.07%
2013		1,864	$9.83	to	$27.07	$36,312	1.36%	0.00%	to	1.50%	28.47%	to	30.42%
2012		1,924	$7.61	to	$20.76	$29,379	1.91%	0.00%	to	1.50%	18.92%	to	20.83%
2011		2,181	$6.36	to	$17.19	$27,985	1.44%	0.00%	to	1.50%	-18.39%	to	-17.16%
Fidelity® VIP Contrafund® Portfolio - Initial Class													
2015		28,502	$14.17	to	$61.37	$1,229,525	1.03%	0.00%	to	1.95%	-1.28%	to	0.68%
2014		32,591	$14.21	to	$60.97	$1,379,550	0.95%	0.00%	to	1.95%	9.83%	to	12.30%
2013		34,517	$12.81	to	$54.32	$1,320,713	1.07%	0.00%	to	1.95%	28.75%	to	31.32%
2012		36,247	$9.84	to	$41.86	$1,085,469	1.39%	0.00%	to	1.95%	14.15%	to	16.42%
2011		37,831	$8.53	to	$36.35	$988,331	1.03%	0.00%	to	1.95%	-4.39%	to	-2.54%
Fidelity® VIP Index 500 Portfolio - Initial Class													
2015		3,999	$44.24	to	$44.32	$176,926	2.04%	0.85%	to	1.20%		0.14%	
2014		3,986	$44.11	to	$44.18	$176,091	1.67%	0.95%	to	1.20%	12.22%	to	12.50%
2013		3,904	$39.21	to	$39.37	$153,676	1.96%	0.95%	to	1.20%	30.71%	to	31.01%
2012		3,845	$29.93	to	$30.12	$115,759	2.20%	0.95%	to	1.10%	14.66%	to	14.81%
2011		3,936	$26.07	to	$26.27	$103,342	1.98%	0.95%	to	1.00%	1.04%	to	1.09%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Fidelity® VIP Mid Cap Portfolio - Initial Class													
2015		-	$16.71			$3	(f)	1.25%			(f)		
2014		1,283	$22.96			$29,464	0.26%	-			6.30%		
2013		1,290	$21.60			$27,855	0.52%	-			36.19%		
2012		1,299	$15.86			$20,599	0.66%	-			14.84%		
2011		1,311	$13.81			$18,110	0.26%	-			-10.61%		
Fidelity® VIP Asset Manager Portfolio - Initial Class													
2015		723	$29.57	to	$29.62	$21,376	1.61%	0.85%	to	1.20%	-1.04%		
2014		759	$29.83	to	$29.88	$22,661	1.50%	0.95%	to	1.20%	4.59%	to	4.81%
2013		814	$28.46	to	$28.57	$23,250	1.53%	0.95%	to	1.20%	14.33%	to	14.62%
2012		905	$24.83	to	$24.99	$22,592	1.59%	0.95%	to	1.10%	11.26%	to	11.40%
2011		930	$22.29	to	$22.46	$20,844	2.01%	0.95%	to	1.00%	-3.52%	to	-3.46%
Franklin Mutual Global Discovery Fund - Class R													
2015		72	$12.84	to	$24.03	$1,629	1.18%	0.20%	to	1.55%	-5.32%	to	-4.00%
2014		108	$13.50	to	$25.31	$2,593	1.88%	0.10%	to	1.55%	3.20%	to	4.55%
2013		113	$13.03	to	$24.06	$2,610	1.27%	0.15%	to	1.55%	23.10%	to	24.86%
2012		131	$10.55	to	$19.27	$2,419	1.30%	0.15%	to	1.55%	11.32%	to	12.89%
2011		171	$15.28	to	$17.07	$2,800	1.26%	0.15%	to	1.55%	-4.68%	to	-3.42%
Franklin Biotechnology Discovery Fund - Advisor Class													
2015		21	$11.38	to	$14.85	$304	-	0.40%	to	1.25%	4.46%	to	5.32%
2014	9/10/2014	7	$10.88	to	$14.12	$97	(d)	0.95%	to	1.25%	(d)		
2013		(d)	(d)			(d)	(d)	(d)			(d)		
2012		(d)	(d)			(d)	(d)	(d)			(d)		
2011		(d)	(d)			(d)	(d)	(d)			(d)		
Franklin Natural Resources Fund - Advisor Class													
2015		1	$5.21	to	$5.25	$5	-	0.85%	to	1.40%	-28.63%	to	-28.28%
2014	8/27/2014	-	$7.30	to	$7.31	$3	(d)	1.15%	to	1.40%	(d)		
2013		(d)	(d)			(d)	(d)	(d)			(d)		
2012		(d)	(d)			(d)	(d)	(d)			(d)		
2011		(d)	(d)			(d)	(d)	(d)			(d)		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Franklin Small-Mid Cap Growth Fund - Class A													
2015		13	$19.99	to	$23.20	$287	-	0.20%	to	1.45%	-3.38%	to	-2.15%
2014		14	$20.69	to	$23.71	$306	-	0.20%	to	1.45%	5.99%	to	7.29%
2013		36	$18.95	to	$22.10	$759	-	0.20%	to	1.75%	36.60%	to	38.30%
2012		36	$14.29	to	$15.98	$553	-	0.20%	to	1.45%	9.17%	to	10.59%
2011		49	$12.78	to	$14.45	$673	-	0.20%	to	1.75%	-6.58%	to	-5.57%
Franklin Small Cap Value VIP Fund - Class 2													
2015		3,901	$14.28	to	$30.59	$103,364	0.65%	0.00%	to	1.75%	-8.97%	to	-7.37%
2014		4,562	$15.55	to	$33.03	$132,108	0.62%	0.00%	to	1.75%	-1.18%	to	0.87%
2013		4,953	$15.61	to	$32.84	$144,001	1.30%	0.00%	to	1.75%	33.84%	to	36.21%
2012		5,113	$11.56	to	$24.11	$110,112	0.79%	0.00%	to	1.75%	16.34%	to	18.42%
2011		5,934	$9.85	to	$20.36	$109,148	0.70%	0.00%	to	1.75%	-5.40%	to	-3.71%
Goldman Sachs Growth Opportunities Fund - Class IR													
2015		1	$10.54	to	$10.68	$9	-	0.40%	to	1.25%	-6.56%	to	-5.82%
2014	8/27/2014	-	$11.28	to	$11.29	$3	(d)	1.10%	to	1.25%			(d)
2013		(d)	(d)			(d)	(d)	(d)					(d)
2012		(d)	(d)			(d)	(d)	(d)					(d)
2011		(d)	(d)			(d)	(d)	(d)					(d)
Growth Fund of America® - Class R-3													
2015		632	$17.12	to	$24.09	$13,745	0.23%	0.00%	to	1.55%	3.41%	to	5.06%
2014		794	$16.46	to	$22.93	$16,720	0.03%	0.00%	to	1.55%	7.31%	to	8.93%
2013		819	$15.26	to	$21.05	$15,914	0.03%	0.00%	to	1.55%	31.37%	to	33.40%
2012		847	$11.56	to	$15.78	$12,373	0.44%	0.00%	to	1.55%	18.35%	to	20.18%
2011		1,165	$9.71	to	$13.13	$14,365	0.34%	0.00%	to	1.55%	-6.60%	to	-5.13%
Growth Fund of America® - Class R-4													
2015		16,703	$14.83	to	$24.91	$370,151	0.57%	0.00%	to	1.50%	3.77%	to	5.40%
2014		17,901	$14.21	to	$23.65	$380,060	0.33%	0.00%	to	1.50%	7.64%	to	9.61%
2013		18,546	$13.12	to	$21.64	$363,914	0.33%	0.00%	to	1.50%	31.83%	to	33.83%
2012		19,382	$9.90	to	$16.17	$287,158	0.76%	0.00%	to	1.50%	18.73%	to	20.61%
2011		21,865	$8.28	to	$13.42	$271,700	0.64%	0.00%	to	1.50%	-6.27%	to	-4.82%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
The Hartford Capital Appreciation Fund - Class R4													
2015		-	$17.46			-	-		0.65%			0.69%	
2014		-	$17.34			-	-		0.65%			6.64%	
2013		-	$16.26			-	-		0.65%			40.78%	
2012		14	$11.55			$159	0.60%		0.65%			19.44%	
2011		18	$9.67			$173	1.65%		0.65%			-15.77%	
The Hartford Dividend And Growth Fund - Class R4													
2015		-	$17.84			$5	-		0.65%			-2.14%	
2014		-	$18.23			$5	-		0.65%			11.64%	
2013		-	$16.33			$4	3.02%		0.65%			30.12%	
2012		21	$12.55			$261	1.38%		0.65%			12.15%	
2011		2	$11.19			$28	-		0.65%			0.27%	
Income Fund of America® - Class R-3													
2015		106	$16.95	to	$20.39	$2,034	2.66%	0.00%	to	1.55%	-3.36%	to	-1.83%
2014		134	$17.54	to	$20.77	$2,622	2.79%	0.00%	to	1.55%	6.37%	to	8.01%
2013		131	$16.49	to	$19.23	$2,392	3.02%	0.00%	to	1.55%	15.96%	to	17.76%
2012		129	$14.22	to	$16.33	$1,985	3.31%	0.00%	to	1.55%	10.00%	to	11.62%
2011		153	$13.10	to	$14.63	$2,121	3.64%	0.00%	to	1.40%	3.72%	to	5.18%
Ivy Science and Technology Fund - Class Y													
2015		180	$10.33	to	$10.56	$1,869	-	0.10%	to	1.40%	-4.53%	to	-3.21%
2014	08/15/2014	3	$10.84	to	$10.85	$31	(d)	0.95%	to	1.15%		(d)	
2013		(d)	(d)			(d)	(d)	(d)				(d)	
2012		(d)	(d)			(d)	(d)	(d)				(d)	
2011		(d)	(d)			(d)	(d)	(d)				(d)	
Janus Aspen Series Balanced Portfolio - Institutional Shares													
2015		3	$32.92	to	$50.59	$132	2.15%	0.50%	to	1.40%	-0.79%	to	0.11%
2014		3	$32.95	to	$50.91	$147	2.00%	0.50%	to	1.40%	7.02%	to	7.96%
2013		3	$30.58	to	$47.51	$153	1.83%	0.50%	to	1.40%	18.46%	to	19.58%
2012		4	$25.63	to	$40.04	$174	3.08%	0.50%	to	1.40%	12.05%	to	13.05%
2011		4	$22.71	to	$35.79	$151	2.55%	0.40%	to	1.40%	0.23%	to	1.11%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Janus Aspen Series Enterprise Portfolio - Institutional Shares													
2015		5	$33.67	to	$53.03	$249	0.75%	0.45%	to	1.25%	2.73%	to	3.56%
2014		6	$32.59	to	$51.62	$282	0.33%	0.45%	to	1.50%	10.84%	to	12.00%
2013		7	$29.17	to	$46.45	$326	0.29%	0.45%	to	1.50%	30.42%	to	31.81%
2012		11	$22.19	to	$35.53	$365	-	0.45%	to	1.50%	15.58%	to	16.74%
2011		11	$19.05	to	$30.67	$322	-	0.40%	to	1.50%	-2.91%	to	-1.84%
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares													
2015		1	$23.58	to	$31.88	$37	2.60%	0.50%	to	1.25%	-1.02%	to	-0.28%
2014		1	$22.03	to	$32.21	$40	2.56%	0.50%	to	1.50%	3.38%	to	4.39%
2013		1	$21.24	to	$31.08	$38	5.13%	0.50%	to	1.50%	-1.62%	to	-0.62%
2012		1	$21.52	to	$31.52	$40	1.90%	0.50%	to	1.50%	6.72%	to	7.80%
2011		2	$20.09	to	$29.46	$65	7.63%	0.50%	to	1.50%	5.15%	to	6.19%
Janus Aspen Series Global Research Portfolio - Institutional Shares													
2015		3	$15.97	to	$30.30	$72	1.15%	0.45%	to	1.25%	-3.50%	to	-2.74%
2014		4	$16.46	to	$31.40	$102	1.52%	0.45%	to	1.50%	5.87%	to	6.98%
2013		6	$15.43	to	$29.59	$161	1.35%	0.45%	to	1.50%	26.46%	to	27.83%
2012		6	$12.10	to	$23.33	$135	0.80%	0.45%	to	1.50%	18.33%	to	19.52%
2011		6	$10.15	to	$19.68	$114	0.72%	0.40%	to	1.50%	-15.03%	to	-14.08%
Janus Aspen Series Janus Portfolio - Institutional Shares													
2015		3	$15.15	to	$34.30	$84	1.20%	0.50%	to	1.25%	4.03%	to	4.84%
2014		3	$14.52	to	$35.95	$82	-	0.50%	to	1.25%	11.61%	to	12.40%
2013		3	$12.96	to	$32.19	$78	1.35%	0.50%	to	1.25%	28.71%	to	29.67%
2012		4	$10.04	to	$24.98	$70	-	0.50%	to	1.40%	16.99%	to	18.06%
2011		4	$8.54	to	$21.31	$57	-	0.50%	to	1.40%	-6.62%	to	-5.81%
JPMorgan Equity Income Fund - Select Class													
2015		23	$10.60	to	$10.78	$247	1.90%	0.30%	to	1.35%	-3.64%	to	-2.71%
2014	8/11/2014	6	$11.00	to	$11.03	$68	(d)	0.95%	to	1.25%		(d)	
2013		(d)	(d)			(d)	(d)	(d)			(d)		
2012		(d)	(d)			(d)	(d)	(d)			(d)		
2011		(d)	(d)			(d)	(d)	(d)			(d)		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
JPMorgan Government Bond Fund - Select Class													
2015		96		$10.04		$962	1.87%		0.85%			0.20%	
2014		42		$10.02		$426	1.50%		0.95%			4.59%	
2013		25		$9.58		$242	5.56%		0.95%			-4.58%	
2012	11/5/2012	1		$10.04		$10	(b)		0.95%			(b)	
2011		(b)		(b)		(b)	(b)		(b)			(b)	
Lazard Emerging Markets Equity Portfolio - Open Shares													
2015		-		$9.27		-	-		0.70%			-20.90%	
2014		-		$11.72		-	(f)		0.70%			(f)	
2013	9/25/2013	-		$12.30		-	(c)		0.80%			(c)	
2012		-		(c)		-	(c)		-			(c)	
2011		(c)		(c)		(c)	(c)		(c)			(c)	
Lazard U.S. Mid Cap Equity Portfolio - Open Shares													
2015		419	$11.75	to	$14.07	$5,196	0.06%	0.00%	to	1.50%	-4.63%	to	-3.18%
2014		322	$12.32	to	$14.54	$4,184	0.22%	0.00%	to	1.50%	12.20%	to	13.95%
2013		339	$10.98	to	$12.76	$3,922	0.29%	0.00%	to	1.50%	30.71%	to	32.57%
2012		571	$8.40	to	$9.63	$5,049	0.07%	0.00%	to	1.50%	3.83%	to	5.48%
2011		452	$8.09	to	$9.13	$3,793	0.03%	0.00%	to	1.50%	-7.22%	to	-5.86%
ClearBridge Aggressive Growth Fund - Class I													
2015		34	$10.43	to	$10.63	$356	-	0.10%	to	1.25%	-5.35%	to	-4.23%
2014	8/15/2014	9	$11.02	to	$11.10	$96	(d)	0.10%	to	1.25%		(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
LKCM Aquinas Growth Fund													
2015		27	$14.05	to	$16.25	$375	-	0.90%	to	1.25%	0.93%	to	1.30%
2014		25		$13.87		$348	-		0.90%			0.36%	
2013		30		$13.82		$411	-		0.90%			25.64%	
2012		31		$11.00		$337	-		0.90%			9.45%	
2011		29		$10.05		$291	-		0.90%			0.60%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Loomis Sayles Small Cap Value Fund - Retail Class													
2015		741	$16.13	to	$18.09	$12,466	0.34%	0.00%	to	1.50%	-5.01%	to	-3.57%
2014		813	$16.98	to	$18.76	$14,315	0.27%	0.00%	to	1.50%	3.47%	to	5.04%
2013		921	$16.41	to	$17.86	$15,591	0.02%	0.00%	to	1.50%	33.52%	to	35.61%
2012		838	$12.29	to	$13.17	$10,558	0.87%	0.00%	to	1.50%	14.33%	to	16.04%
2011		668	$10.75	to	$11.35	$7,314	-	0.00%	to	1.50%	-3.24%	to	-1.82%
Loomis Sayles Limited Term Government and Agency Fund - Class Y													
2015		121	$9.92	to	$9.97	$1,209	1.64%	0.85%	to	1.20%	-0.70%	to	-0.40%
2014	5/19/2014	37	$9.99	to	$10.01	$373	(d)	0.95%	to	1.20%		(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
Loomis Sayles Value Fund - Class Y													
2015		1	$10.21	to	$10.31	$10	-	0.65%	to	1.25%	-5.38%	to	-4.80%
2014	9/29/2014	-		$10.81		-	(d)		0.95%			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
Lord Abbett Developing Growth Fund - Class A													
2015		12	$21.46	to	$23.24	$277	-	0.20%	to	1.55%	-10.28%	to	-9.08%
2014		11	$23.92	to	$25.56	$274	-	0.20%	to	1.55%	1.97%	to	3.06%
2013		11	$23.49	to	$24.80	$259	-	0.20%	to	1.60%	54.74%	to	56.86%
2012		6	$15.18	to	$15.81	$93	-	0.20%	to	1.60%	8.85%	to	9.75%
2011		5	$13.96	to	$14.26	$77	-	0.55%	to	1.65%		-2.55%	
Lord Abbett Core Fixed Income Fund - Class A													
2015		4	$10.83	to	$11.11	$43	0.31%	1.00%	to	1.45%	-1.99%	to	-1.51%
2014		110	$11.05	to	$11.44	$1,258	0.15%	0.70%	to	1.45%	4.64%	to	5.03%
2013		4	$10.56	to	$10.78	$46	1.90%	0.90%	to	1.45%	-3.74%	to	-3.14%
2012		5	$10.97	to	$11.13	$59	1.80%	0.90%	to	1.45%	4.28%	to	4.90%
2011		5	$10.52	to	$10.61	$51	3.64%	0.90%	to	1.45%		3.93%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Lord Abbett Mid Cap Stock Fund - Class A													
2015		41	$18.03	to	$23.17	$866	0.89%	0.20%	to	1.65%	-5.16%	to	-3.88%
2014		53	$19.01	to	$24.26	$1,155	0.46%	0.35%	to	1.65%	10.21%	to	11.22%
2013		50	$17.14	to	$21.96	$997	0.41%	0.35%	to	1.75%	28.44%	to	29.60%
2012		63	$13.75	to	$17.02	$960	0.52%	0.55%	to	1.45%	12.89%	to	13.91%
2011		102	$11.90	to	$15.01	$1,343	0.14%	0.55%	to	1.75%	-5.63%	to	-4.54%
Lord Abbett Small Cap Value Fund - Class A													
2015		45	$23.78	to	$26.94	$1,178	-	0.55%	to	1.60%	-2.74%	to	-1.71%
2014		47	$24.45	to	$27.41	$1,254	-	0.55%	to	1.60%	0.29%	to	1.33%
2013		55	$24.38	to	$27.05	$1,450	-	0.55%	to	1.60%	31.57%	to	32.92%
2012		60	$18.53	to	$20.35	$1,186	0.69%	0.55%	to	1.60%	8.81%	to	10.00%
2011		63	$17.03	to	$18.50	$1,138	-	0.55%	to	1.60%	-6.12%	to	-5.20%
Lord Abbett Fundamental Equity Fund - Class A													
2015		17	$17.00	to	$18.41	$294	1.43%	0.20%	to	1.55%	-4.66%	to	-3.36%
2014		14	$17.79	to	$19.05	$265	0.76%	0.20%	to	1.60%	5.27%	to	6.72%
2013		15	$16.90	to	$17.85	$264	0.47%	0.20%	to	1.60%	34.45%	to	36.36%
2012		12	$12.57	to	$13.09	$158	0.99%	0.20%	to	1.60%	9.52%	to	10.46%
2011	3/16/2011	4	$11.52	to	$11.85	$45	(a)	0.20%	to	1.65%		(a)	
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC													
2015		4,314	$13.13	to	$25.24	$91,575	0.58%	0.10%	to	1.50%	-5.21%	to	-3.90%
2014		4,665	$13.77	to	$26.55	$104,586	0.43%	0.00%	to	1.50%	9.87%	to	11.50%
2013		5,161	$12.46	to	$24.10	$104,684	0.40%	0.00%	to	1.50%	28.34%	to	30.40%
2012		6,044	$9.65	to	$18.71	$95,534	0.67%	0.00%	to	1.50%	12.88%	to	14.55%
2011		6,523	$8.50	to	$16.51	$90,948	0.21%	0.00%	to	1.50%	-5.45%	to	-4.07%
MainStay Large Cap Growth Fund - Class R3													
2015		-	$21.93			$2	-	-				5.58%	
2014		-	$20.77			$2	-	-				9.89%	
2013		34	$18.90			$637	-	-				35.97%	
2012	2/15/2012	31	$13.90			$424	(b)	-				(b)	
2011		(b)	(b)			(b)	(b)	(b)				(b)	

276

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Massachusetts Investors Growth Stock Fund - Class A													
2015		6	$18.59	to	$22.36	$119	1.43%	0.25%	to	1.80%	-1.41%	to	-0.27%
2014		34	$19.89	to	$22.42	$722	0.58%	0.25%	to	1.35%	10.25%	to	11.21%
2013		34	$17.90	to	$20.16	$660	0.44%	0.25%	to	1.45%	28.52%	to	29.37%
2012		49	$13.52	to	$15.05	$718	1.05%	0.60%	to	1.80%	15.41%	to	16.22%
2011		33	$12.20	to	$12.95	$428	0.50%	0.60%	to	1.35%	0.16%	to	0.55%
Metropolitan West Total Return Bond Fund - Class I													
2015	7/14/2015	368		$9.88		$3,636	(e)		-			(e)	
2014		(e)		(e)		(e)	(e)		(e)			(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	
2011		(e)		(e)		(e)	(e)		(e)			(e)	
Metropolitan West Total Return Bond Fund - Class M													
2015		1,556	$9.95	to	$10.36	$15,742	1.69%	0.00%	to	1.50%		-1.58%	
2014		1,039	$10.11	to	$10.32	$10,611	1.90%	0.25%	to	1.50%	4.53%	to	5.53%
2013	5/15/2013	358	$9.71	to	$9.77	$3,490	(c)	0.30%	to	1.25%		(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	
2011		(c)		(c)		(c)	(c)		(c)			(c)	
MFS® New Discovery Fund - Class R3													
2015		4	$10.19	to	$10.24	$38	-	0.95%	to	1.25%	-3.32%	to	-3.12%
2014	8/13/2014	-	$10.55	to	$10.57	$1	(d)	0.95%	to	1.20%		(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
MFS® International Value Fund - Class R3													
2015		9	$10.25	to	$10.34	$90	1.94%	0.85%	to	1.35%	5.02%	to	5.62%
2014	8/15/2014	1	$9.77	to	$9.78	$13	(d)	0.95%	to	1.20%		(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Neuberger Berman Genesis Fund - Trust Class													
2015		29	$16.83	to	$18.10	$509	-	0.35%	to	1.70%	-1.52%	to	-0.22%
2014		27	$17.09	to	$18.14	$473	-	0.35%	to	1.70%	-1.23%	to	-0.66%
2013		11	$17.41	to	$18.26	$198	0.68%	0.35%	to	1.75%	34.54%	to	36.37%
2012		7	$12.94	to	$13.39	$95	-	0.35%	to	1.75%		8.44%	
2011	3/8/2011	5	$11.99	to	$12.15	$66	(a)	0.85%	to	1.80%		(a)	
Neuberger Berman Socially Responsive Fund - Institutional Class													
2015	7/15/2015	38		$10.17		$385	(e)		-			(e)	
2014		(e)		(e)		(e)	(e)		(e)			(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	
2011		(e)		(e)		(e)	(e)		(e)			(e)	
Neuberger Berman Socially Responsive Fund - Trust Class													
2015		707	$14.90	to	$17.95	$11,809	0.96%	0.00%	to	1.70%	-2.17%	to	-0.56%
2014		786	$15.12	to	$18.09	$13,345	0.92%	0.00%	to	1.90%	8.18%	to	10.29%
2013		930	$13.84	to	$16.45	$14,445	1.19%	0.00%	to	1.90%	35.35%	to	37.90%
2012		779	$10.12	to	$11.95	$8,855	0.80%	0.00%	to	1.90%	8.70%	to	10.88%
2011		1,002	$9.22	to	$10.81	$10,377	0.73%	0.00%	to	1.90%	-4.81%	to	-3.07%
New Perspective Fund® - Class R-3													
2015		88	$20.96	to	$24.77	$2,071	0.33%	0.00%	to	1.40%	3.56%	to	5.05%
2014		94	$20.24	to	$23.58	$2,112	0.22%	0.00%	to	1.40%	1.40%	to	2.83%
2013		110	$19.96	to	$22.93	$2,417	0.53%	0.00%	to	1.40%	24.67%	to	26.41%
2012		122	$15.94	to	$18.14	$2,123	0.61%	0.00%	to	1.45%	18.68%	to	20.37%
2011		236	$13.33	to	$15.07	$3,477	0.67%	0.00%	to	1.55%	-9.32%	to	-7.89%
New Perspective Fund® - Class R-4													
2015		5,570	$13.70	to	$26.11	$130,637	0.67%	0.00%	to	1.50%	3.74%	to	5.34%
2014		5,427	$13.13	to	$24.79	$121,851	0.59%	0.00%	to	1.50%	1.68%	to	3.20%
2013		5,241	$12.84	to	$24.03	$114,954	0.86%	0.00%	to	1.50%	24.88%	to	26.81%
2012		5,050	$10.22	to	$18.95	$88,013	1.22%	0.00%	to	1.50%	18.94%	to	20.87%
2011		4,619	$8.77	to	$15.69	$67,062	1.04%	0.00%	to	1.50%	-8.98%	to	-7.65%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
New World Fund® - Class R-4													
2015		21	$8.77	to	$8.96	$183	0.95%	0.10%	to	1.35%	-7.29%	to	-5.98%
2014	8/13/2014	3	$9.46	to	$9.53	$27	(d)	0.10%	to	1.25%		(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
Nuveen Global Infrastructure Fund - Class I													
2015		107	$9.64	to	$9.67	$1,029	2.07%	1.00%	to	1.20%	-7.75%	to	-7.55%
2014	5/15/2014	115	$10.45	to	$10.46	$1,197	(d)	1.00%	to	1.20%		(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
Nuveen U.S. Infrastructure Bond Fund - Class I													
2015		41	$20.05	to	$20.44	$835	7.51%	0.25%	to	1.40%	-2.95%	to	-1.83%
2014	6/23/2014	10	$20.68	to	$20.75	$204	(d)	0.70%	to	1.25%		(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
Oppenheimer Capital Appreciation Fund - Class A													
2015		5	$16.84	to	$17.56	$85	-	0.85%	to	1.20%	2.00%	to	2.33%
2014		6	$16.51	to	$17.35	$104	-	0.75%	to	1.20%	13.63%	to	14.22%
2013		7	$14.53	to	$15.42	$106	-	0.60%	to	1.20%	27.79%	to	28.50%
2012		44	$11.27	to	$12.00	$520	0.65%	0.60%	to	1.30%	12.14%	to	12.99%
2011		39	$10.05	to	$10.62	$400	0.23%	0.60%	to	1.30%	-2.80%	to	-2.12%
Oppenheimer Developing Markets Fund - Class A													
2015		3,558	$9.74	to	$75.74	$197,414	0.38%	0.00%	to	1.75%	-15.58%	to	-14.07%
2014		3,823	$11.43	to	$88.14	$249,694	0.27%	0.00%	to	1.75%	-6.45%	to	-4.51%
2013		4,033	$12.12	to	$92.59	$280,181	0.10%	0.00%	to	1.75%	6.49%	to	8.38%
2012		4,295	$11.29	to	$85.45	$275,812	0.41%	0.00%	to	1.75%	18.73%	to	20.87%
2011		4,737	$9.42	to	$70.71	$259,497	1.67%	0.00%	to	1.75%	-19.52%	to	-18.09%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Oppenheimer Developing Markets Fund - Class Y													
2015		3,532	$9.35	to	$9.75	$33,914	0.69%	0.00%	to	1.25%	-14.85%	to	-13.79%
2014		3,459	$10.98	to	$11.31	$38,711	0.62%	0.00%	to	1.25%	-5.01%	to	-4.56%
2013		3,321	$11.78	to	$11.85	$39,124	0.46%	0.00%	to	0.45%	8.17%	to	8.62%
2012	9/4/2012	3,248	$10.89	to	$10.91	$35,375	(b)	0.00%	to	0.45%		(b)	
2011		(b)		(b)		(b)	(b)		(b)			(b)	
Oppenheimer Gold & Special Minerals Fund - Class A													
2015		6	$3.66	to	$3.99	$24	-	0.20%	to	1.65%	-24.09%	to	-23.27%
2014		4	$4.82	to	$5.20	$21	-	0.20%	to	1.75%	-16.75%	to	-15.58%
2013		3	$5.79	to	$6.16	$15	-	0.20%	to	1.75%	-48.60%	to	-47.88%
2012		1	$11.40	to	$11.82	$16	(f)	0.20%	to	1.45%		(f)	
2011		1	$12.79	to	$12.89	$7	(f)	0.80%	to	1.20%		(f)	
Oppenheimer International Bond Fund - Class A													
2015		5	$10.12	to	$10.64	$54	3.60%	0.70%	to	1.55%	-5.24%	to	-4.40%
2014		5	$10.68	to	$11.13	$57	4.04%	0.70%	to	1.55%	-1.01%	to	-0.36%
2013		13	$10.79	to	$11.17	$141	3.72%	0.70%	to	1.60%	-5.57%	to	-4.86%
2012		11	$11.49	to	$11.74	$128	3.82%	0.70%	to	1.45%	9.22%	to	9.87%
2011		13	$10.50	to	$10.65	$134	6.49%	0.80%	to	1.55%	-1.77%	to	-1.12%
Oppenheimer International Growth Fund - Class Y													
2015		12	$9.27	to	$9.41	$114	1.61%	0.40%	to	1.35%	2.09%	to	2.95%
2014	7/15/2014	1	$9.09	to	$9.11	$10	(d)	0.95%	to	1.20%		(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
Oppenheimer International Small-Mid Company Fund - Class Y													
2015		15	$11.07	to	$11.15	$163	-	0.95%	to	1.40%	13.54%	to	14.12%
2014	8/1/2014	1	$9.75	to	$9.77	$12	(d)	0.95%	to	1.40%		(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Oppenheimer Discovery Mid Cap Growth Fund/VA													
2015		2	$7.59	to	$15.39	$15	-	1.25%	to	1.50%	4.98%	to	5.34%
2014		2	$7.23	to	$14.61	$15	-	1.25%	to	1.50%	4.33%	to	4.43%
2013		4	$6.93	to	$13.99	$46	-	1.25%	to	1.50%	33.78%	to	34.26%
2012		5	$5.18	to	$10.42	$41	-	1.25%	to	1.50%	14.86%	to	15.01%
2011		2	$4.51	to	$9.06	$11	-	1.25%	to	1.50%	-0.44%	to	-0.11%
Oppenheimer Global Fund/VA													
2015		7	$19.45	to	$37.54	$225	1.34%	0.50%	to	1.80%	2.10%	to	3.44%
2014		7	$19.05	to	$36.29	$222	1.24%	0.50%	to	1.80%	0.47%	to	1.77%
2013		8	$18.96	to	$35.66	$261	1.23%	0.50%	to	1.80%	25.07%	to	26.68%
2012		9	$15.16	to	$28.15	$226	2.31%	0.50%	to	1.80%	19.09%	to	20.66%
2011		10	$12.73	to	$23.58	$207	1.23%	0.40%	to	1.80%	-9.97%	to	-8.76%
Oppenheimer Global Strategic Income Fund/VA													
2015		4	$19.90	to	$22.34	$96	6.19%	0.60%	to	1.25%	-3.49%	to	-2.83%
2014		4	$20.62	to	$22.99	$98	4.06%	0.60%	to	1.25%	1.58%	to	2.22%
2013		5	$20.30	to	$22.49	$99	4.81%	0.60%	to	1.25%	-1.36%	to	-0.75%
2012		5	$20.58	to	$22.66	$109	5.58%	0.60%	to	1.25%	12.09%	to	12.85%
2011		5	$18.36	to	$20.08	$106	3.67%	0.60%	to	1.25%	-0.38%	to	0.25%
Oppenheimer Main Street Fund®/VA													
2015		5	$14.14	to	$16.24	$66	1.43%	1.25%	to	1.50%	1.80%	to	2.01%
2014		5	$13.89	to	$15.92	$74	1.32%	1.25%	to	1.50%	9.03%	to	9.34%
2013		6	$12.74	to	$14.56	$77	1.39%	1.25%	to	1.50%	29.87%	to	30.12%
2012		7	$9.81	to	$11.19	$67	1.52%	1.25%	to	1.50%	15.14%	to	15.48%
2011		8	$8.52	to	$9.69	$65	1.44%	1.25%	to	1.50%	-1.50%	to	-1.32%
Oppenheimer Main Street Small Cap Fund®/VA													
2015		1,207	$15.99	to	$24.85	$25,350	0.94%	0.00%	to	1.50%	-7.32%	to	-5.91%
2014		1,288	$17.15	to	$26.68	$28,354	0.86%	0.00%	to	1.50%	10.25%	to	12.00%
2013		1,167	$15.46	to	$24.07	$23,499	0.83%	0.00%	to	1.50%	38.93%	to	40.98%
2012		718	$11.06	to	$17.24	$10,845	0.60%	0.00%	to	1.50%	16.23%	to	18.00%
2011		711	$9.46	to	$14.76	$9,234	0.64%	0.00%	to	1.50%	-3.62%	to	-2.21%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Parnassus Core Equity Fund[SM] - Investor Shares													
2015		1,393	$14.90	to	$25.06	$21,394	2.27%	0.10%	to	1.35%	-1.89%	to	-0.63%
2014		1,120	$15.11	to	$25.22	$17,371	1.75%	0.10%	to	1.35%	12.94%	to	14.18%
2013		547	$13.33	to	$22.01	$7,389	1.50%	0.15%	to	1.35%	32.23%	to	32.77%
2012		59	$10.04	to	$16.12	$622	3.31%	0.95%	to	1.35%	13.97%	to	14.33%
2011	9/28/2011	3		$14.03		$42	(a)		1.25%			(a)	
Pax World Balanced Fund - Individual Investor Class													
2015		2,575	$12.03	to	$18.30	$40,388	0.85%	0.00%	to	1.50%	-2.02%	to	-0.54%
2014		2,813	$12.20	to	$18.40	$44,918	0.87%	0.00%	to	1.50%	6.38%	to	7.98%
2013		3,309	$11.40	to	$17.04	$49,414	0.81%	0.00%	to	1.50%	14.64%	to	16.39%
2012		3,574	$9.88	to	$14.64	$46,306	1.59%	0.00%	to	1.50%	9.65%	to	11.29%
2011		4,035	$8.96	to	$13.16	$47,486	1.30%	0.00%	to	1.60%	-3.31%	to	-1.79%
PIMCO CommodityRealReturn Strategy Fund® - Administrative Class													
2015		98	$5.36	to	$5.48	$532	6.23%	0.25%	to	1.50%	-27.07%	to	-26.22%
2014	6/30/2014	2	$7.36	to	$7.38	$14	(d)	0.95%	to	1.25%		(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
PIMCO Real Return Portfolio - Administrative Class													
2015		6,996	$9.42	to	$16.27	$101,300	3.87%	0.00%	to	1.60%	-4.23%	to	-2.69%
2014		8,463	$9.80	to	$16.72	$127,404	1.43%	0.00%	to	1.60%	1.43%	to	3.11%
2013		10,069	$12.89	to	$16.22	$148,758	1.37%	0.00%	to	1.65%	-10.68%	to	-9.22%
2012		16,021	$14.33	to	$17.87	$260,067	1.05%	0.00%	to	1.65%	7.10%	to	8.78%
2011		13,442	$13.30	to	$16.43	$201,912	5.14%	0.00%	to	1.60%	9.90%	to	11.69%
Pioneer Equity Income Fund - Class Y													
2015		726		$14.21		$10,306	2.05%		0.85%			-0.28%	
2014		592		$14.25		$8,438	2.94%		0.95%			12.12%	
2013		358		$12.71		$4,551	2.90%		0.95%			28.00%	
2012	9/17/2012	111		$9.93		$1,099	(b)		0.95%			(b)	
2011		(b)		(b)		(b)	(b)		(b)			(b)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Pioneer High Yield Fund - Class A													
2015		102	$14.96	to	$18.00	$1,727	4.91%	0.20%	to	1.75%	-6.56%	to	-5.06%
2014		112	$16.01	to	$18.96	$2,023	4.31%	0.20%	to	1.75%	-1.90%	to	-0.37%
2013		108	$16.32	to	$19.03	$1,966	4.83%	0.20%	to	1.75%	10.34%	to	12.07%
2012		133	$14.79	to	$16.98	$2,178	4.74%	0.20%	to	1.75%	12.99%	to	14.73%
2011		303	$13.09	to	$14.80	$4,359	5.30%	0.20%	to	1.75%	-3.47%	to	-1.92%
Pioneer Strategic Income Fund - Class A													
2015		94	$11.83	to	$12.89	$1,189	3.70%	0.20%	to	1.65%	-3.02%	to	-1.60%
2014		105	$12.15	to	$13.10	$1,354	3.84%	0.20%	to	1.75%	3.17%	to	4.38%
2013		110	$11.89	to	$12.55	$1,357	4.17%	0.20%	to	1.60%	-0.08%	to	1.29%
2012		124	$11.90	to	$12.39	$1,519	3.51%	0.20%	to	1.60%	10.11%	to	11.02%
2011	5/9/2011	22	$10.98	to	$11.16	$248	(a)	0.20%	to	1.05%		(a)	
Pioneer Emerging Markets VCT Portfolio - Class I													
2015		1,218	$4.88	to	$6.76	$7,599	4.43%	0.00%	to	1.60%	-16.76%	to	-15.29%
2014		1,392	$5.82	to	$7.98	$10,371	0.74%	0.00%	to	1.60%	-13.99%	to	-12.31%
2013		1,506	$6.71	to	$9.13	$12,937	1.12%	0.00%	to	1.60%	-3.52%	to	-1.93%
2012		1,799	$6.91	to	$9.31	$15,901	0.52%	0.00%	to	1.60%	10.18%	to	12.03%
2011		2,217	$6.23	to	$8.32	$17,672	0.28%	0.00%	to	1.60%	-24.59%	to	-23.35%
Pioneer Equity Income VCT Portfolio - Class I													
2015		3		$21.24		$56	3.08%		1.05%			-0.56%	
2014	10/6/2014	-		$21.36		$9	(d)		1.05%			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
Pioneer High Yield VCT Portfolio - Class I													
2015		1,115	$13.88	to	$18.68	$18,835	4.92%	0.00%	to	1.50%	-5.37%	to	-3.90%
2014		1,311	$14.58	to	$19.47	$23,270	4.92%	0.00%	to	1.50%	-1.41%	to	0.07%
2013		1,731	$14.70	to	$19.47	$30,910	5.41%	0.00%	to	1.50%	10.38%	to	12.02%
2012		1,725	$13.24	to	$17.39	$27,738	9.42%	0.00%	to	1.50%	14.34%	to	16.06%
2011		1,673	$11.51	to	$14.89	$23,415	5.53%	0.00%	to	1.50%	-3.16%	to	-1.66%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Prudential Jennison Utility Fund - Class Z													
2015		5	$8.58	to	$9.26	$42	3.08%	0.95%	to	1.25%	-13.55%	to	-13.32%
2014	8/14/2014	2	$9.91	to	$10.70	$23	(d)	0.95%	to	1.25%		(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
Columbia Diversified Equity Income Fund - Class K													
2015		740	$12.81	to	$14.37	$9,975	1.93%	0.00%	to	1.50%	-3.68%	to	-2.24%
2014		789	$13.30	to	$14.70	$10,975	1.26%	0.00%	to	1.50%	10.10%	to	11.79%
2013		759	$12.08	to	$13.15	$9,524	1.54%	0.00%	to	1.50%	28.78%	to	30.85%
2012		742	$9.38	to	$10.05	$7,180	2.27%	0.00%	to	1.50%	13.29%	to	14.99%
2011		691	$8.28	to	$8.74	$5,863	1.73%	0.00%	to	1.50%	-6.44%	to	-5.10%
Columbia Diversified Equity Income Fund - Class R4													
2015		7	$13.62	to	$14.15	$101	1.86%	0.10%	to	0.60%	-2.64%	to	-2.14%
2014		8	$13.99	to	$14.46	$114	(f)	0.10%	to	0.60%		(f)	
2013		10	$12.65	to	$12.91	$122	1.90%	0.15%	to	0.50%		30.93%	
2012		9	$9.56	to	$9.86	$88	2.56%	0.15%	to	0.80%	13.81%	to	14.65%
2011		8	$8.40	to	$8.60	$68	0.88%	0.15%	to	0.80%	-6.25%	to	-5.70%
Royce Total Return Fund - K Class													
2015		-		$16.40		$2	-		1.40%			-8.84%	
2014		-		$17.99		$2	-		1.40%			-0.39%	
2013		-		$18.06		$2	-		1.40%			30.40%	
2012		-		$13.85		$1	(f)		1.40%			(f)	
2011	11/30/2011	-		$12.31		-	(a)		1.30%			(a)	
Ave Maria Rising Dividend Fund													
2015	9/15/2015	48	$9.12	to	$9.20	$437	(e)	0.25%	to	1.50%		(e)	
2014		(e)		(e)		(e)	(e)		(e)			(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	
2011		(e)		(e)		(e)	(e)		(e)			(e)	

284

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
SMALLCAP World Fund® - Class R-4													
2015		1,064	$13.29	to	$14.90	$14,703	-	0.00%	to	1.50%	1.14%	to	2.62%
2014		872	$13.14	to	$14.52	$11,841	-	0.00%	to	1.50%	0.31%	to	1.82%
2013		902	$13.10	to	$14.26	$12,144	-	0.00%	to	1.50%	27.43%	to	29.40%
2012		755	$10.28	to	$11.02	$7,942	1.55%	0.00%	to	1.50%	20.23%	to	22.04%
2011		764	$8.55	to	$9.03	$6,672	0.38%	0.00%	to	1.50%	-15.60%	to	-14.33%
T. Rowe Price Institutional Large-Cap Growth Fund													
2015	7/14/2015	358		$11.13		$3,984	(e)		-			(e)	
2014		(e)		(e)		(e)	(e)		(e)			(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	
2011		(e)		(e)		(e)	(e)		(e)			(e)	
T. Rowe Price Mid-Cap Value Fund - R Class													
2015		37	$23.20	to	$25.82	$910	0.62%	0.00%	to	0.90%	-4.76%	to	-3.91%
2014		41	$24.23	to	$26.87	$1,035	0.41%	0.00%	to	0.95%	9.05%	to	10.03%
2013		40	$21.36	to	$24.42	$928	0.23%	0.00%	to	1.35%	29.49%	to	30.42%
2012		44	$16.61	to	$18.49	$777	0.86%	0.10%	to	1.30%	17.39%	to	18.91%
2011		42	$14.15	to	$15.55	$625	0.42%	0.10%	to	1.30%	-6.48%	to	-5.41%
T. Rowe Price Value Fund - Advisor Class													
2015		14		$17.79		$254	1.37%		1.00%			-2.95%	
2014		18		$18.33		$330	0.98%		1.00%			12.04%	
2013		17		$16.36		$285	1.17%		1.00%			35.54%	
2012		19		$12.07		$226	1.50%		1.00%			17.99%	
2011		17		$10.23		$173	1.19%		1.00%			-3.13%	
TCW Total Return Bond Fund - Class N													
2015	9/11/2015	249	$9.90	to	$10.00	$2,471	(e)	0.00%	to	1.50%		(e)	
2014		(e)		(e)		(e)	(e)		(e)			(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	
2011		(e)		(e)		(e)	(e)		(e)			(e)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Templeton Foreign Fund - Class A													
2015		32	$10.00	to	$16.73	$499	0.76%	0.20%	to	1.65%	-8.63%	to	-7.31%
2014		94	$10.72	to	$18.05	$1,602	2.69%	0.20%	to	1.65%	-12.24%	to	-11.23%
2013		94	$12.19	to	$19.97	$1,820	1.60%	0.35%	to	1.75%	25.07%	to	26.71%
2012		77	$9.79	to	$15.76	$1,174	2.21%	0.35%	to	1.65%	16.61%	to	18.14%
2011		84	$11.94	to	$13.34	$1,088	2.74%	0.35%	to	1.75%	-14.22%	to	-13.04%
Templeton Global Bond Fund - Advisor Class													
2015		3,070	$10.42	to	$10.58	$32,007	3.33%	0.00%	to	0.45%	-4.49%	to	-4.08%
2014		3,491	$10.91	to	$11.03	$38,088	6.75%	0.00%	to	0.45%	1.39%	to	1.85%
2013		3,706	$10.76	to	$10.83	$39,880	4.38%	0.00%	to	0.45%	1.89%	to	2.46%
2012	9/4/2012	3,507	$10.56	to	$10.57	$37,035	(b)	0.00%	to	0.45%		(b)	
2011		(b)	(b)			(b)	(b)	(b)			(b)		
Templeton Global Bond Fund - Class A													
2015		6,518	$10.19	to	$34.89	$144,039	3.04%	0.00%	to	1.50%	-5.71%	to	-4.23%
2014		7,637	$10.79	to	$36.44	$180,054	6.35%	0.00%	to	1.50%	0.09%	to	1.52%
2013		8,567	$10.78	to	$35.87	$200,725	4.05%	0.00%	to	1.50%	0.69%	to	2.24%
2012		8,916	$10.72	to	$35.09	$204,498	5.98%	0.00%	to	1.50%	14.03%	to	15.85%
2011		9,995	$9.37	to	$30.30	$209,387	6.17%	0.95%	to	1.50%	-3.81%	to	-2.38%
Third Avenue Real Estate Value Fund - Institutional Class													
2015		2	$9.99	to	$10.05	$19	-	0.80%	to	1.15%	-4.77%	to	-4.38%
2014	8/27/2014	-	$10.49	to	$10.50	$4	(d)	0.95%	to	1.15%		(d)	
2013		(d)	(d)			(d)	(d)	(d)			(d)		
2012		(d)	(d)			(d)	(d)	(d)			(d)		
2011		(d)	(d)			(d)	(d)	(d)			(d)		
Thornburg International Value Fund - Class R4													
2015		4	$12.98	to	$13.41	$51	-	0.60%	to	1.15%	5.10%	to	5.67%
2014		4	$12.35	to	$12.69	$45	-	0.60%	to	1.15%		-6.42%	
2013		3	$13.17	to	$13.56	$46	-	0.60%	to	1.35%		13.73%	
2012		3	$11.58	to	$11.73	$34	(f)	0.90%	to	1.35%		(f)	
2011	1/10/2011	5	$10.28	to	$10.31	$55	(a)	0.60%	to	0.75%		(a)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Touchstone Value Fund - Institutional Class													
2015	7/14/2015	160		$9.94		$1,586	(e)	-				(e)	
2014		(e)		(e)		(e)	(e)	(e)				(e)	
2013		(e)		(e)		(e)	(e)	(e)				(e)	
2012		(e)		(e)		(e)	(e)	(e)				(e)	
2011		(e)		(e)		(e)	(e)	(e)				(e)	
USAA Precious Metals and Minerals Fund - Adviser Shares													
2015		2,989	$2.36	to	$2.53	$7,214	-	0.00%	to	1.50%	-27.66%	to	-26.45%
2014		2,743	$3.26	to	$3.44	$9,095	1.41%	0.00%	to	1.50%	-9.70%	to	-8.51%
2013		1,843	$3.61	to	$3.76	$6,749	-	0.00%	to	1.50%	-52.19%	to	-51.42%
2012		1,062	$7.55	to	$7.74	$8,081	-	0.00%	to	1.50%	-13.42%	to	-12.05%
2011	5/11/2011	552	$8.71	to	$8.80	$4,823	(a)	0.00%	to	1.50%		(a)	
Diversified Value Portfolio													
2015		6	$18.20	to	$20.57	$116	2.59%	0.95%	to	2.00%	-4.36%	to	-3.38%
2014		5	$19.03	to	$21.29	$116	1.79%	0.95%	to	2.00%	7.64%	to	8.79%
2013		5	$17.68	to	$19.57	$107	2.06%	0.95%	to	2.00%	26.83%	to	28.16%
2012		6	$13.94	to	$15.27	$87	2.37%	0.95%	to	2.00%	14.17%	to	15.42%
2011		6	$12.21	to	$13.23	$82	2.38%	0.95%	to	2.00%	1.92%	to	2.96%
Equity Income Portfolio													
2015		11	$19.90	to	$22.37	$237	2.47%	1.00%	to	2.00%	-1.14%	to	-0.13%
2014		11	$20.13	to	$22.40	$249	2.43%	1.00%	to	2.00%	9.16%	to	10.29%
2013		12	$18.44	to	$20.31	$245	3.47%	1.00%	to	2.00%	27.52%	to	28.37%
2012		29	$14.46	to	$15.64	$446	2.51%	1.10%	to	2.00%	11.15%	to	12.20%
2011		25	$13.01	to	$14.00	$351	2.45%	1.05%	to	2.00%	8.06%	to	9.08%
Small Company Growth Portfolio													
2015		1	$20.64	to	$23.33	$26	-	0.95%	to	2.00%	-4.67%	to	-3.67%
2014		1	$21.65	to	$24.22	$24	-	0.95%	to	2.00%	1.36%	to	2.41%
2013		1	$21.36	to	$23.65	$23	-	0.95%	to	2.00%	43.64%	to	45.18%
2012		2	$14.87	to	$16.29	$25	-	0.95%	to	2.00%	12.40%	to	13.60%
2011		6	$13.23	to	$14.34	$92	-	0.95%	to	2.00%	-0.68%	to	0.35%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Victory Integrity Small-Cap Value Fund - Class Y													
2015		5	$9.89	to	$10.08	$45	-	0.10%	to	1.25%	-7.83%	to	-6.75%
2014	8/22/2014	1	$10.75	to	$10.81	$6	(d)	0.10%	to	0.95%		(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
Victory Sycamore Small Company Opportunity Fund - Class R													
2015		1	$18.66	to	$19.10	$28	-	0.75%	to	1.15%	-2.05%	to	-1.70%
2014		1	$19.05	to	$19.38	$25	-	0.80%	to	1.15%	4.96%	to	5.33%
2013		1	$18.08	to	$18.40	$20	-	0.80%	to	1.25%	30.92%	to	31.05%
2012		1	$13.81	to	$14.07	$13	-	0.60%	to	1.25%		11.23%	
2011	2/8/2011	-		$12.65		$1	(a)		0.60%			(a)	
Voya Balanced Portfolio - Class I													
2015		8,705	$12.47	to	$50.06	$259,147	2.01%	0.00%	to	1.95%	-3.72%	to	-1.85%
2014		9,743	$12.82	to	$51.49	$299,629	1.64%	0.00%	to	1.95%	4.09%	to	6.20%
2013		10,790	$12.18	to	$48.94	$317,105	2.18%	0.00%	to	1.95%	14.46%	to	16.71%
2012		12,021	$10.53	to	$42.33	$305,260	3.11%	0.00%	to	1.95%	11.45%	to	13.65%
2011		13,209	$9.35	to	$37.60	$299,261	2.79%	0.00%	to	1.95%	-3.28%	to	-1.33%
Voya Growth Opportunities Fund - Class A													
2015		6	$20.46	to	$20.83	$124	-	1.00%	to	1.15%	4.60%	to	4.78%
2014		5	$19.56	to	$19.88	$100	-	1.00%	to	1.15%		11.58%	
2013		6		$17.53		$107	-		1.15%			26.94%	
2012	12/24/2012	5		$13.81		$63	(b)		1.15%			(b)	
2011		(b)		(b)		(b)	(b)		(b)			(b)	
Voya Large Cap Value Fund - Class A													
2015		7	$12.32	to	$12.58	$88	4.21%	0.45%	to	1.15%		-5.35%	
2014		-		$13.27		$7	-		0.50%			9.04%	
2013	7/12/2013	-		$12.17		$6	(c)		0.50%			(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	
2011		(c)		(c)		(c)	(c)		(c)			(c)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Real Estate Fund - Class A													
	2015	49	$25.01	to	$30.08	$1,406	2.51%	0.00%	to	1.55%	1.42%	to	3.01%
	2014	73	$24.66	to	$29.20	$2,025	2.34%	0.00%	to	1.55%	28.17%	to	30.12%
	2013	89	$19.24	to	$22.44	$1,908	2.18%	0.00%	to	1.55%	0.21%	to	1.77%
	2012	92	$19.20	to	$22.05	$1,954	2.17%	0.00%	to	1.55%	13.80%	to	15.32%
	2011	114	$17.05	to	$19.12	$2,098	1.97%	0.00%	to	1.45%	7.85%	to	9.32%
Voya GNMA Income Fund - Class A													
	2015	240	$10.94	to	$17.88	$3,252	3.03%	0.00%	to	1.55%	0.00%	to	1.59%
	2014	257	$10.94	to	$17.64	$3,484	3.42%	0.00%	to	1.55%	3.27%	to	4.95%
	2013	294	$10.58	to	$16.86	$3,821	3.38%	0.00%	to	1.55%	-3.32%	to	-1.84%
	2012	338	$10.94	to	$17.22	$4,456	3.62%	0.00%	to	1.55%	1.30%	to	2.90%
	2011	355	$10.80	to	$16.78	$4,837	3.86%	0.00%	to	1.55%	5.73%	to	7.40%
Voya Intermediate Bond Fund - Class A													
	2015	93	$13.41	to	$16.13	$1,395	2.27%	0.00%	to	1.55%	-1.25%	to	0.31%
	2014	118	$13.58	to	$16.08	$1,774	2.70%	0.00%	to	1.55%	4.86%	to	6.49%
	2013	141	$12.95	to	$15.10	$2,006	2.89%	0.00%	to	1.55%	-2.26%	to	-0.72%
	2012	225	$13.25	to	$15.21	$3,250	4.51%	0.00%	to	1.55%	7.20%	to	8.80%
	2011	251	$12.36	to	$13.98	$3,356	4.24%	0.00%	to	1.55%	6.00%	to	7.79%
Voya Intermediate Bond Portfolio - Class I													
	2015	18,559	$13.31	to	$107.22	$477,808	4.03%	0.00%	to	1.95%	-1.33%	to	0.63%
	2014	13,747	$13.45	to	$107.70	$351,128	3.27%	0.00%	to	1.95%	4.57%	to	6.63%
	2013	14,430	$12.72	to	$102.02	$348,194	3.16%	0.00%	to	1.95%	-2.05%	to	0.14%
	2012	16,602	$12.85	to	$103.21	$408,463	4.58%	0.00%	to	1.95%	7.24%	to	9.37%
	2011	17,019	$11.86	to	$95.33	$386,933	4.47%	0.00%	to	1.95%	5.49%	to	7.59%
Voya Intermediate Bond Portfolio - Class S													
	2015	187		$14.26		$2,668	4.66%		0.35%			-0.14%	
	2014	69		$14.28		$981	3.04%		0.35%			6.17%	
	2013	74		$13.45		$993	2.92%		0.35%			-0.74%	
	2012	89		$13.55		$1,202	4.71%		0.35%			8.66%	
	2011	74		$12.47		$922	5.44%		0.35%			6.95%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Global Perspectives Portfolio - Class I													
2015		236	$9.64	to	$9.84	$2,295	2.92%	0.25%	to	1.50%	-4.84%	to	-3.62%
2014	05/12/2014	91	$10.13	to	$10.21	$922	(d)	0.25%	to	1.50%		(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
2011		(d)		(d)		(d)	(d)		(d)			(d)	
Voya High Yield Portfolio - Adviser Class													
2015		3		$11.51		$34	5.13%		0.35%			-2.70%	
2014		4		$11.83		$44	6.67%		0.35%			0.51%	
2013		4		$11.77		$46	6.19%		0.35%			4.81%	
2012		5		$11.23		$51	5.00%		0.35%			13.32%	
2011	07/18/2011	3		$9.91		$29	(a)		0.35%			(a)	
Voya High Yield Portfolio - Institutional Class													
2015		2,230	$10.85	to	$16.85	$27,564	6.30%	0.00%	to	1.20%	-3.03%	to	-1.87%
2014		2,381	$11.11	to	$17.32	$31,277	6.41%	0.00%	to	1.20%	0.23%	to	1.45%
2013		2,397	$11.00	to	$17.24	$31,115	6.14%	0.00%	to	1.20%	4.64%	to	5.83%
2012		2,180	$10.44	to	$16.43	$28,658	5.51%	0.00%	to	1.10%	13.20%	to	13.31%
2011		697	$14.47	to	$14.50	$10,100	7.87%	0.95%	to	1.00%	3.65%	to	3.72%
Voya High Yield Portfolio - Service Class													
2015		1,120	$15.36	to	$19.45	$19,604	6.16%	0.00%	to	1.50%	-3.48%	to	-2.03%
2014		1,361	$15.82	to	$19.86	$24,624	6.21%	0.00%	to	1.50%	-0.35%	to	1.21%
2013		1,517	$15.78	to	$19.70	$27,339	5.94%	0.00%	to	1.50%	4.07%	to	5.63%
2012		1,792	$15.08	to	$18.65	$30,849	6.94%	0.00%	to	1.50%	12.30%	to	14.08%
2011		1,538	$13.34	to	$16.36	$23,607	7.03%	0.00%	to	1.50%	2.85%	to	4.47%
Voya Large Cap Growth Portfolio - Adviser Class													
2015		9		$18.64		$163	-		0.35%			5.37%	
2014		12		$17.69		$210	-		0.35%			12.60%	
2013		12		$15.71		$187	0.58%		0.35%			29.83%	
2012		13		$12.10		$155	0.75%		0.35%			17.13%	
2011	01/21/2011	11		$10.33		$113	(a)		0.35%			(a)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Large Cap Growth Portfolio - Institutional Class													
2015		23,787	$18.07	to	$25.28	$443,531	0.57%	0.00%	to	1.50%	4.78%	to	6.38%
2014		24,580	$17.24	to	$23.99	$434,528	0.38%	0.00%	to	1.50%	11.88%	to	13.62%
2013		16,193	$15.41	to	$21.32	$254,592	0.54%	0.00%	to	1.50%	29.01%	to	31.09%
2012		15,966	$11.94	to	$16.43	$193,340	0.58%	0.00%	to	1.50%	16.26%	to	18.10%
2011	1/21/2011	12,873	$10.27	to	$14.05	$133,022	(a)	0.00%	to	1.50%		(a)	
Voya Large Cap Growth Portfolio - Service Class													
2015		290	$11.96	to	$28.94	$5,927	0.35%	0.00%	to	1.50%	4.52%	to	6.12%
2014		286	$11.31	to	$27.27	$5,413	0.24%	0.00%	to	1.35%	11.79%	to	13.35%
2013		110	$15.63	to	$24.06	$1,972	0.52%	0.00%	to	1.40%	28.82%	to	30.64%
2012		25	$12.06	to	$13.93	$338	0.33%	0.00%	to	1.40%	16.14%	to	17.87%
2011		25	$10.32	to	$15.22	$266	0.11%	0.00%	to	1.40%		1.74%	
Voya Large Cap Value Portfolio - Adviser Class													
2015		2		$10.91		$21	-		0.35%			-5.38%	
2014		2		$11.53		$24	-		0.35%			8.98%	
2013	9/6/2013	3		$10.58		$29	(c)		0.35%			(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	
2011		(c)		(c)		(c)	(c)		(c)			(c)	
Voya Large Cap Value Portfolio - Institutional Class													
2015		24,918	$11.87	to	$14.81	$325,457	1.84%	0.00%	to	1.95%	-6.39%	to	-4.45%
2014		27,820	$12.68	to	$15.50	$384,229	2.12%	0.00%	to	1.95%	7.95%	to	10.09%
2013		27,029	$11.74	to	$14.08	$342,341	2.16%	0.00%	to	1.95%	28.31%	to	30.92%
2012		22,249	$9.15	to	$10.76	$217,365	2.56%	0.00%	to	1.95%	12.41%	to	14.71%
2011		24,706	$8.14	to	$9.38	$212,312	1.28%	0.00%	to	1.95%	1.50%	to	3.53%
Voya Large Cap Value Portfolio - Service Class													
2015		132	$11.44	to	$13.48	$1,658	1.74%	0.10%	to	1.55%	-6.12%	to	-4.77%
2014		126	$12.15	to	$14.19	$1,681	1.97%	0.10%	to	1.55%	7.99%	to	9.40%
2013		100	$11.22	to	$13.29	$1,259	1.73%	0.10%	to	1.55%	28.68%	to	30.07%
2012		72	$9.24	to	$9.91	$708	2.35%	0.50%	to	1.55%	12.55%	to	13.78%
2011		95	$8.21	to	$8.71	$821	1.94%	0.50%	to	1.55%		2.18%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Limited Maturity Bond Portfolio - Adviser Class													
2015		4		$10.04		$37	-		0.35%			-0.20%	
2014		2		$10.06		$19	-		0.35%			-	
2013		2		$10.06		$18	-		0.35%			-	
2012	1/23/2012	2		$10.06		$17	(b)		0.35%			(b)	
2011		(b)		(b)		(b)	(b)		(b)			(b)	
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class													
2015		897	$13.76	to	$17.41	$14,188	0.97%	0.00%	to	1.95%	-2.29%	to	-0.34%
2014		1,061	$13.93	to	$17.64	$17,240	0.99%	0.00%	to	1.95%	13.13%	to	15.65%
2013		1,721	$12.19	to	$15.44	$24,438	0.97%	0.00%	to	1.95%	28.10%	to	30.74%
2012		1,794	$9.41	to	$11.93	$19,631	1.55%	0.00%	to	1.95%	8.29%	to	10.53%
2011		1,981	$8.60	to	$10.90	$19,761	1.67%	0.00%	to	1.95%	-6.14%	to	-4.24%
Voya Multi-Manager Large Cap Core Portfolio - Service Class													
2015		26	$14.58	to	$15.68	$391	0.78%	0.75%	to	1.50%	-2.02%	to	-1.26%
2014		25	$14.88	to	$15.88	$382	1.11%	0.75%	to	1.50%	13.24%	to	14.08%
2013		25	$13.14	to	$13.92	$338	0.65%	0.75%	to	1.50%	28.32%	to	29.19%
2012		26	$10.24	to	$10.73	$273	1.47%	0.80%	to	1.50%	8.70%	to	9.49%
2011		28	$9.42	to	$9.80	$271	1.08%	0.80%	to	1.50%	-5.85%	to	-5.31%
Voya U.S. Stock Index Portfolio - Institutional Class													
2015		842	$15.59	to	$22.84	$15,178	1.74%	0.00%	to	1.40%	-0.26%	to	1.11%
2014		1,006	$15.49	to	$22.59	$19,708	2.04%	0.00%	to	1.40%	11.78%	to	13.35%
2013		802	$13.72	to	$19.93	$14,396	2.25%	0.00%	to	1.40%	30.43%	to	32.34%
2012		534	$10.44	to	$15.09	$7,900	1.98%	0.00%	to	1.25%	14.36%	to	15.81%
2011		532	$11.84	to	$13.03	$6,870	2.11%	0.00%	to	1.25%	0.50%	to	1.80%
VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class													
2015		4		$10.05		$38	-		0.35%			-3.18%	
2014		4		$10.38		$43	1.85%		0.35%			1.76%	
2013		6		$10.20		$65	-		0.35%			-9.41%	
2012		9		$11.26		$97	-		0.35%			5.73%	
2011	11/10/2011	7		$10.65		$74	(a)		0.35%			(a)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Clarion Global Real Estate Portfolio - Adviser Class													
2015		1		$12.61		$7	-		0.35%			-2.32%	
2014		1		$12.91		$7	-		0.35%			12.95%	
2013		1		$11.43		$6	-		0.35%			2.97%	
2012		1		$11.10		$7	-		0.35%			24.72%	
2011	7/18/2011	-		$8.90		$2	(a)		0.35%			(a)	
VY® Clarion Global Real Estate Portfolio - Institutional Class													
2015		6,417	$13.11	to	$14.64	$88,362	3.31%	0.00%	to	1.50%	-2.89%	to	-1.41%
2014		6,586	$13.50	to	$14.85	$92,705	1.37%	0.00%	to	1.50%	12.41%	to	14.06%
2013		6,640	$12.01	to	$13.02	$82,599	6.06%	0.00%	to	1.50%	2.39%	to	3.99%
2012		6,449	$11.73	to	$12.52	$77,810	0.80%	0.00%	to	1.50%	24.21%	to	26.08%
2011		5,765	$9.44	to	$9.93	$55,561	3.83%	0.00%	to	1.50%	-6.63%	to	-5.16%
VY® Clarion Real Estate Portfolio - Adviser Class													
2015		3		$15.02		$39	2.17%		0.35%			2.25%	
2014		4		$14.69		$53	2.20%		0.35%			28.97%	
2013		3		$11.39		$38	-		0.35%			1.33%	
2012		4		$11.24		$41	-		0.35%			14.69%	
2011	8/15/2011	2		$9.80		$18	(a)		0.35%			(a)	
VY® Clarion Real Estate Portfolio - Institutional Class													
2015		129	$15.95	to	$17.60	$2,262	1.54%	0.95%	to	1.95%	1.14%	to	2.21%
2014		140	$15.77	to	$17.22	$2,409	1.61%	0.95%	to	1.95%	27.80%	to	29.09%
2013		145	$12.34	to	$13.34	$1,928	1.65%	0.95%	to	1.95%	0.24%	to	1.29%
2012		175	$12.31	to	$13.17	$2,303	1.30%	0.95%	to	1.95%	13.56%	to	14.72%
2011		188	$10.84	to	$11.48	$2,157	2.40%	0.95%	to	1.95%	7.65%	to	8.71%
VY® Clarion Real Estate Portfolio - Service Class													
2015		3,616	$15.07	to	$18.83	$62,453	1.32%	0.00%	to	1.50%	1.43%	to	2.95%
2014		3,889	$14.77	to	$18.29	$65,786	1.31%	0.00%	to	1.50%	27.97%	to	29.81%
2013		3,817	$11.47	to	$14.09	$50,213	1.43%	0.00%	to	1.50%	0.48%	to	2.13%
2012		4,181	$11.34	to	$13.80	$54,384	1.03%	0.00%	to	1.55%	13.69%	to	15.52%
2011		4,216	$9.91	to	$11.95	$48,009	1.33%	0.00%	to	1.55%	7.87%	to	9.53%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® FMR Diversified Mid Cap Portfolio - Institutional Class													
2015		2,139	$14.73	to	$14.96	$31,516	0.40%	0.00%	to	0.45%	-1.87%	to	-1.38%
2014		2,466	$15.01	to	$15.17	$37,011	0.43%	0.00%	to	0.45%	5.78%	to	6.23%
2013		2,570	$14.19	to	$14.28	$36,469	0.74%	0.00%	to	0.45%	35.79%	to	36.39%
2012	9/4/2012	2,655	$10.45	to	$10.47	$27,744	(b)	0.00%	to	0.45%		(b)	
2011		(b)	(b)			(b)	(b)	(b)				(b)	
VY® FMR Diversified Mid Cap Portfolio - Service Class													
2015		2,304	$14.42	to	$24.05	$50,269	0.17%	0.00%	to	1.50%	-3.12%	to	-1.64%
2014		2,450	$14.79	to	$24.45	$54,794	0.23%	0.00%	to	1.60%	4.34%	to	6.04%
2013		2,805	$14.08	to	$23.06	$59,652	0.47%	0.00%	to	1.60%	33.87%	to	36.01%
2012		3,077	$10.44	to	$16.96	$48,491	0.53%	0.00%	to	1.60%	12.81%	to	14.67%
2011		4,580	$9.19	to	$14.79	$64,098	0.20%	0.00%	to	1.60%	-12.28%	to	-10.93%
VY® FMR Diversified Mid Cap Portfolio - Service 2 Class													
2015		2		$13.58		$29	-		0.35%			-2.16%	
2014		3		$13.88		$40	-		0.35%			5.47%	
2013		3		$13.16		$38	-		0.35%			35.39%	
2012		1		$9.72		$8	-		0.35%			14.08%	
2011	5/17/2011	1		$8.52		$12	(a)		0.35%			(a)	
VY® Invesco Growth and Income Portfolio - Institutional Class													
2015		1,486	$14.74	to	$14.96	$21,900	3.52%	0.00%	to	0.45%	-3.09%	to	-2.67%
2014		1,485	$15.21	to	$15.37	$22,583	1.17%	0.00%	to	0.45%	9.90%	to	10.34%
2013		886	$13.84	to	$13.93	$12,257	1.54%	0.00%	to	0.45%	33.59%	to	34.20%
2012	9/4/2012	634	$10.36	to	$10.38	$6,568	(b)	0.00%	to	0.45%		(b)	
2011		(b)	(b)			(b)	(b)	(b)				(b)	
VY® Invesco Growth and Income Portfolio - Service Class													
2015		1,411	$13.84	to	$20.09	$25,661	3.25%	0.00%	to	1.50%	-4.41%	to	-2.90%
2014		1,427	$14.39	to	$20.69	$27,024	1.15%	0.00%	to	1.50%	8.48%	to	10.11%
2013		1,496	$13.18	to	$18.79	$25,945	1.37%	0.00%	to	1.50%	31.89%	to	33.98%
2012		1,367	$9.94	to	$14.04	$17,841	2.25%	0.00%	to	1.50%	12.91%	to	14.61%
2011		1,721	$8.75	to	$12.25	$19,901	1.21%	0.00%	to	1.50%	-3.65%	to	-2.16%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class													
2015		15		$14.96		$223	0.74%		0.35%			-16.33%	
2014		18		$17.88		$321	0.68%		0.35%			0.17%	
2013		15		$17.85		$265	0.70%		0.35%			-6.40%	
2012		16		$19.07		$307	-		0.35%			18.30%	
2011		18		$16.12		$286	0.87%		0.35%			-18.83%	
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class													
2015		1,101	$15.48	to	$15.65	$17,138	1.54%	0.85%	to	1.20%	-16.55%	to	-16.31%
2014		1,208	$18.55	to	$18.70	$22,492	1.22%	0.95%	to	1.20%	-0.11%	to	0.16%
2013		1,302	$18.57	to	$18.67	$24,242	1.13%	0.95%	to	1.20%	-6.54%	to	-6.37%
2012		1,631	$19.87	to	$19.94	$32,471	-	0.95%	to	1.10%	17.99%	to	18.20%
2011		1,715	$16.84	to	$16.87	$28,902	1.10%	0.95%	to	1.00%	-18.84%	to	-18.82%
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class													
2015		883	$7.41	to	$19.94	$15,507	1.24%	0.00%	to	1.55%	-17.04%	to	-15.78%
2014		953	$8.88	to	$23.68	$20,091	0.94%	0.00%	to	1.55%	-0.58%	to	0.97%
2013		973	$8.88	to	$23.46	$20,444	0.87%	0.00%	to	1.50%	-7.12%	to	-5.78%
2012		1,166	$9.51	to	$24.70	$26,309	-	0.00%	to	1.50%	17.35%	to	19.08%
2011		1,268	$8.05	to	$20.76	$23,894	0.83%	0.00%	to	1.50%	-19.51%	to	-18.26%
VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class													
2015		3		$15.20		$41	-		0.35%			-4.34%	
2014		1		$15.89		$24	-		0.35%			7.51%	
2013		1		$14.78		$22	-		0.35%			38.13%	
2012		1		$10.70		$16	-		0.35%			17.84%	
2011	08/08/2011	1		$9.08		$9	(a)		0.35%			(a)	
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class													
2015		1,960	$15.26	to	$15.50	$29,923	0.48%	0.00%	to	0.45%	-3.90%	to	-3.43%
2014		1,682	$15.88	to	$16.05	$26,704	0.56%	0.00%	to	0.45%	8.10%	to	8.59%
2013		1,325	$14.69	to	$14.78	$19,469	0.95%	0.00%	to	0.45%	38.72%	to	39.43%
2012	09/04/2012	851	$10.59	to	$10.60	$9,013	(b)	0.00%	to	0.45%	(b)	
2011		(b)		(b)		(b)	(b)		(b)			(b)	

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class													
2015		1,002	$16.90	to	$25.07	$22,617	0.21%	0.00%	to	1.65%	-5.27%	to	-3.69%
2014		931	$17.70	to	$26.03	$22,043	0.36%	0.00%	to	1.65%	6.60%	to	8.37%
2013		816	$16.48	to	$24.02	$17,992	0.83%	0.00%	to	1.65%	36.86%	to	39.00%
2012		524	$11.97	to	$17.29	$8,402	0.25%	0.00%	to	1.50%	16.92%	to	18.67%
2011		631	$10.18	to	$14.57	$8,714	0.37%	0.00%	to	1.50%	-2.80%	to	-1.29%
VY® Morgan Stanley Global Franchise Portfolio - Adviser Class													
2015		2		$14.55		$33	3.17%		0.35%			5.51%	
2014		2		$13.79		$30	2.99%		0.35%			3.53%	
2013		3		$13.32		$37	2.94%		0.35%			18.61%	
2012		3		$11.23		$31	4.35%		0.35%			14.94%	
2011	08/08/2011	1		$9.77		$15	(a)		0.35%			(a)	
VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class													
2015		28		$15.49		$429	0.96%		0.35%			4.45%	
2014		27		$14.83		$403	1.07%		0.35%			11.42%	
2013		26		$13.31		$346	1.11%		0.35%			21.33%	
2012		18		$10.97		$195	1.76%		0.35%			13.68%	
2011	05/17/2011	15		$9.65		$146	(a)		0.35%			(a)	
VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class													
2015		14,896	$14.88	to	$15.11	$221,682	1.62%	0.00%	to	0.45%	5.01%	to	5.52%
2014		13,509	$14.17	to	$14.32	$191,423	1.63%	0.00%	to	0.45%	11.93%	to	12.40%
2013		12,616	$12.66	to	$12.74	$159,719	1.46%	0.00%	to	0.45%	21.97%	to	22.50%
2012	09/04/2012	10,830	$10.38	to	$10.40	$112,414	(b)	0.00%	to	0.45%		(b)	
2011		(b)		(b)		(b)	(b)		(b)			(b)	
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class													
2015		28,031	$17.30	to	$24.69	$625,604	1.33%	0.00%	to	1.65%	3.62%	to	5.24%
2014		26,384	$16.59	to	$23.46	$564,335	1.35%	0.00%	to	1.55%	10.39%	to	12.16%
2013		25,445	$14.93	to	$20.92	$489,494	1.16%	0.00%	to	1.55%	20.31%	to	22.22%
2012		23,795	$12.33	to	$17.12	$377,748	1.56%	0.00%	to	1.55%	12.76%	to	14.52%
2011		28,088	$10.86	to	$14.95	$396,097	1.97%	0.00%	to	1.55%	1.28%	to	2.89%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® T. Rowe Price Equity Income Portfolio - Adviser Class													
2015		77		$16.30		$1,257	1.72%		0.35%			-7.60%	
2014		87		$17.64		$1,535	1.62%		0.35%			6.78%	
2013		109		$16.52		$1,793	1.34%		0.35%			28.86%	
2012		128		$12.82		$1,638	1.75%		0.35%			16.23%	
2011		131		$11.03		$1,447	1.86%		0.35%			-1.52%	
VY® T. Rowe Price Equity Income Portfolio - Service Class													
2015		4,373	$12.71	to	$26.64	$93,280	1.97%	0.00%	to	1.65%	-8.45%	to	-6.88%
2014		5,230	$13.77	to	$28.61	$121,652	1.87%	0.00%	to	1.65%	5.70%	to	7.46%
2013		5,436	$12.93	to	$26.63	$122,461	1.61%	0.00%	to	1.65%	27.59%	to	30.09%
2012		5,641	$10.06	to	$20.53	$104,568	1.97%	0.00%	to	1.65%	15.46%	to	17.25%
2011		6,232	$8.66	to	$17.51	$100,170	1.97%	0.00%	to	1.50%	-2.41%	to	-0.89%
VY® T. Rowe Price International Stock Portfolio - Adviser Class													
2015		9		$9.87		$91	0.96%		0.35%			-1.69%	
2014		12		$10.04		$117	0.84%		0.35%			-1.76%	
2013		12		$10.22		$120	0.90%		0.35%			13.56%	
2012		11		$9.00		$102	-		0.35%			17.96%	
2011		11		$7.63		$83	3.66%		0.35%			-13.00%	
VY® T. Rowe Price International Stock Portfolio - Service Class													
2015		476	$8.48	to	$17.28	$7,397	0.97%	0.00%	to	1.50%	-2.39%	to	-0.92%
2014		484	$8.63	to	$17.44	$7,682	1.18%	0.00%	to	1.50%	-2.58%	to	-1.08%
2013		487	$8.81	to	$17.64	$7,898	1.06%	0.00%	to	1.50%	12.58%	to	14.39%
2012		527	$7.78	to	$15.43	$7,554	0.28%	0.00%	to	1.50%	17.02%	to	18.78%
2011		564	$6.61	to	$12.99	$6,872	3.63%	0.00%	to	1.50%	-13.67%	to	-12.35%
VY® Templeton Global Growth Portfolio - Institutional Class													
2015		41	$8.56	to	$19.17	$732	2.99%	0.55%	to	1.45%	-8.63%	to	-7.79%
2014		41	$9.36	to	$20.79	$806	1.36%	0.55%	to	1.45%	-3.95%	to	-3.12%
2013		39	$20.02	to	$21.46	$813	1.57%	0.55%	to	1.45%	29.08%	to	30.21%
2012		52	$15.51	to	$16.42	$841	1.94%	0.60%	to	1.45%	20.23%	to	21.27%
2011		53	$12.90	to	$13.54	$709	1.80%	0.60%	to	1.45%	-6.86%	to	-6.04%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Templeton Global Growth Portfolio - Service Class													
2015		430	$11.38	to	$12.94	$5,153	2.74%	0.00%	to	1.50%	-8.95%	to	-7.55%
2014		503	$11.66	to	$14.03	$6,583	1.31%	0.00%	to	1.50%	-4.27%	to	-2.76%
2013		511	$12.10	to	$14.47	$6,959	1.65%	0.00%	to	1.50%	28.73%	to	30.65%
2012		458	$9.34	to	$11.11	$4,823	1.78%	0.00%	to	1.50%	19.93%	to	21.73%
2011		438	$7.74	to	$9.14	$3,825	1.81%	0.00%	to	1.50%	-7.10%	to	-5.69%
Voya Money Market Portfolio - Class I													
2015		15,697	$9.57	to	$56.19	$226,716	0.00%	0.00%	to	1.80%	-1.75%	to	0.09%
2014		16,143	$9.74	to	$56.50	$236,364	-	0.00%	to	1.80%	-1.51%	to	0.10%
2013		18,772	$9.87	to	$56.80	$281,491	-	0.00%	to	1.85%	-1.79%	to	0.00%
2012		19,232	$10.05	to	$57.08	$295,287	0.03%	0.00%	to	1.85%	-1.53%	to	0.07%
2011		21,788	$10.14	to	$57.32	$341,904	0.00%	0.00%	to	1.60%	-1.51%	to	0.06%
Voya Global Real Estate Fund - Class A													
2015		8	$20.12	to	$21.50	$165	1.90%	0.35%	to	1.35%	-3.22%	to	-2.27%
2014		7	$20.79	to	$22.00	$151	2.10%	0.35%	to	1.35%	12.18%	to	13.01%
2013		7	$18.51	to	$19.30	$135	2.64%	0.50%	to	1.40%	2.21%	to	3.10%
2012		5	$18.11	to	$18.72	$92	5.16%	0.50%	to	1.40%	24.30%	to	24.63%
2011		4	$14.90	to	$15.02	$63	3.60%	0.50%	to	0.80%		-6.35%	
Voya Multi-Manager International Small Cap Fund - Class A													
2015		15	$19.80	to	$22.98	$318	0.62%	0.00%	to	1.25%	6.62%	to	7.99%
2014		16	$18.57	to	$21.28	$328	0.48%	0.00%	to	1.25%	-7.06%	to	-6.13%
2013		23	$20.33	to	$22.67	$500	1.53%	0.00%	to	1.10%	27.14%	to	28.51%
2012		25	$15.64	to	$17.64	$418	0.90%	0.00%	to	1.35%	18.57%	to	20.16%
2011		79	$13.14	to	$14.68	$1,134	1.38%	0.00%	to	1.40%	-18.79%	to	-17.62%
Voya Global Bond Portfolio - Adviser Class													
2015		20		$13.48		$269	0.00%		0.35%			-5.14%	
2014		19		$14.21		$272	0.34%		0.35%			-0.42%	
2013		23		$14.27		$323	1.69%		0.35%			-4.87%	
2012		26		$15.00		$388	5.74%		0.35%			6.99%	
2011		29		$14.02		$413	7.47%		0.35%			2.94%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Global Bond Portfolio - Initial Class													
2015		5,898	$11.64	to	$14.84	$78,391	-	0.00%	to	1.95%	-6.18%	to	-4.31%
2014		6,870	$12.27	to	$15.51	$96,508	0.83%	0.00%	to	1.95%	-1.54%	to	1.34%
2013		8,054	$12.33	to	$15.45	$113,498	2.06%	0.00%	to	1.95%	-6.10%	to	-2.83%
2012		10,197	$12.96	to	$16.05	$151,398	6.15%	0.00%	to	1.95%	5.04%	to	7.95%
2011		11,179	$12.12	to	$14.91	$155,537	7.58%	0.00%	to	1.95%	1.72%	to	3.76%
Voya Global Bond Portfolio - Service Class													
2015		70	$11.08	to	$12.56	$840	-	0.00%	to	1.50%	-6.00%	to	-4.56%
2014		74	$11.82	to	$13.16	$932	0.53%	0.00%	to	1.50%	-1.29%	to	0.23%
2013		76	$11.97	to	$13.18	$955	1.68%	0.00%	to	1.50%	-5.72%	to	-4.30%
2012		98	$12.68	to	$13.98	$1,301	5.93%	0.00%	to	1.50%	6.07%	to	7.38%
2011		72	$11.94	to	$13.18	$891	10.87%	0.25%	to	1.50%	1.93%	to	3.12%
Voya Index Solution 2025 Portfolio - Initial Class													
2015		335	$14.37	to	$18.92	$5,964	2.39%	0.10%	to	1.40%	-2.65%	to	-1.36%
2014		143	$14.73	to	$19.18	$2,587	1.78%	0.10%	to	1.40%	4.51%	to	5.63%
2013		73	$14.08	to	$17.87	$1,238	1.63%	0.30%	to	1.40%	15.72%	to	16.27%
2012		32	$12.14	to	$15.12	$476	2.17%	0.95%	to	1.40%	11.73%	to	12.17%
2011	7/21/2011	6	$10.86	to	$13.48	$78	(a)	0.95%	to	1.40%		(a)	
Voya Index Solution 2025 Portfolio - Service Class													
2015		125	$15.15	to	$18.01	$2,199	2.08%	0.00%	to	1.10%	-2.55%	to	-1.50%
2014		134	$15.38	to	$18.41	$2,410	1.42%	0.00%	to	1.20%	4.42%	to	5.63%
2013		64	$14.56	to	$17.47	$1,101	1.68%	0.00%	to	1.20%	16.16%	to	17.04%
2012		6	$12.44	to	$15.04	$87	1.47%	0.00%	to	0.75%	12.24%	to	13.09%
2011		4	$11.00	to	$13.40	$49	5.19%	0.00%	to	0.75%	-2.26%	to	-1.52%
Voya Index Solution 2025 Portfolio - Service 2 Class													
2015		246	$14.25	to	$15.61	$3,706	1.37%	0.00%	to	1.55%	-3.13%	to	-1.64%
2014		282	$14.71	to	$15.87	$4,350	1.72%	0.00%	to	1.55%	3.88%	to	5.52%
2013		257	$14.16	to	$15.04	$3,767	1.58%	0.00%	to	1.55%	15.12%	to	16.86%
2012		204	$12.30	to	$12.87	$2,563	1.36%	0.00%	to	1.55%	11.11%	to	12.59%
2011		178	$11.07	to	$11.36	$2,003	1.87%	0.20%	to	1.55%	-3.23%	to	-1.90%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Solution 2035 Portfolio - Initial Class													
2015		374	$15.21	to	$20.44	$7,118	2.31%	0.00%	to	1.40%	-2.83%	to	-1.45%
2014		120	$16.32	to	$20.74	$2,313	1.55%	0.00%	to	1.40%	4.68%	to	6.14%
2013		72	$15.42	to	$19.54	$1,305	1.19%	0.00%	to	1.40%	20.64%	to	21.17%
2012		24	$15.41	to	$15.59	$372	1.45%	0.95%	to	1.40%	13.90%	to	14.38%
2011	07/05/2011	3	$13.53	to	$13.63	$42	(a)	0.95%	to	1.40%		(a)	
Voya Index Solution 2035 Portfolio - Service Class													
2015		181	$16.07	to	$19.37	$3,385	1.87%	0.00%	to	1.10%	-2.73%	to	-1.59%
2014		88	$16.33	to	$19.82	$1,641	1.12%	0.00%	to	1.20%	4.66%	to	5.90%
2013		30	$15.42	to	$18.77	$504	1.19%	0.00%	to	1.20%	20.99%	to	21.99%
2012		13	$12.64	to	$15.50	$169	0.80%	0.00%	to	0.80%	14.22%	to	15.12%
2011		7	$10.98	to	$13.57	$80	1.96%	0.00%	to	0.75%	-3.96%	to	-3.26%
Voya Index Solution 2035 Portfolio - Service 2 Class													
2015		146	$15.14	to	$16.59	$2,330	1.24%	0.00%	to	1.55%	-3.26%	to	-1.78%
2014		183	$15.65	to	$16.89	$3,006	1.54%	0.00%	to	1.55%	4.13%	to	5.83%
2013		165	$15.03	to	$15.96	$2,576	1.23%	0.00%	to	1.55%	19.86%	to	21.74%
2012		141	$12.54	to	$13.11	$1,815	1.13%	0.00%	to	1.55%	13.28%	to	14.94%
2011		139	$11.07	to	$11.38	$1,557	1.59%	0.10%	to	1.55%	-4.90%	to	-3.48%
Voya Index Solution 2045 Portfolio - Initial Class													
2015		328	$16.05	to	$21.39	$6,581	1.92%	0.00%	to	1.40%	-2.99%	to	-1.61%
2014		86	$16.83	to	$21.74	$1,768	0.93%	0.00%	to	1.40%	4.83%	to	6.36%
2013		20	$15.87	to	$20.44	$380	1.40%	0.00%	to	1.40%	22.64%	to	23.12%
2012		3	$15.86	to	$16.05	$48	-	0.95%	to	1.40%	14.51%	to	15.14%
2011	09/19/2011	1	$13.85	to	$13.94	$17	(a)	0.95%	to	1.40%		(a)	
Voya Index Solution 2045 Portfolio - Service Class													
2015		63	$15.45	to	$20.25	$1,240	1.38%	0.00%	to	1.25%	-3.07%	to	-1.84%
2014		40	$15.94	to	$20.77	$785	1.57%	0.00%	to	1.25%	4.76%	to	6.03%
2013		20	$15.93	to	$19.65	$365	1.00%	0.00%	to	1.20%	23.10%	to	24.07%
2012		2	$12.84	to	$15.95	$34	-	0.00%	to	0.80%	14.94%	to	15.88%
2011		2	$11.08	to	$13.87	$19	-	0.00%	to	0.80%	-4.80%	to	-4.15%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Solution 2045 Portfolio - Service 2 Class													
2015		122	$15.61	to	$17.10	$2,021	0.94%	0.00%	to	1.55%	-3.46%	to	-2.01%
2014		132	$16.17	to	$17.45	$2,238	1.18%	0.00%	to	1.55%	4.32%	to	5.95%
2013		114	$15.50	to	$16.47	$1,821	1.02%	0.00%	to	1.55%	21.95%	to	23.83%
2012		101	$12.71	to	$13.30	$1,308	1.08%	0.00%	to	1.55%	13.89%	to	15.61%
2011		81	$11.16	to	$11.47	$923	1.19%	0.10%	to	1.55%	-5.82%	to	-4.42%
Voya Index Solution 2055 Portfolio - Initial Class													
2015		91	$15.61	to	$16.80	$1,459	1.27%	0.10%	to	1.40%	-2.98%	to	-1.75%
2014		26	$16.09	to	$17.10	$424	1.04%	0.10%	to	1.40%	5.09%	to	6.49%
2013		10	$15.31	to	$16.02	$153	1.16%	0.15%	to	1.40%	22.72%	to	23.10%
2012		2	$12.50	to	$12.64	$20	-	0.95%	to	1.35%		15.12%	
2011	11/15/2011	-		$10.98		-	(a)		0.95%			(a)	
Voya Index Solution 2055 Portfolio - Service Class													
2015		46	$15.30	to	$16.65	$734	1.19%	0.00%	to	1.50%	-3.41%	to	-1.94%
2014		27	$15.84	to	$16.98	$446	1.73%	0.00%	to	1.50%	4.76%	to	6.32%
2013		16	$15.12	to	$15.97	$246	0.45%	0.00%	to	1.50%	22.59%	to	24.18%
2012		16	$12.44	to	$12.86	$202	-	0.00%	to	1.25%	14.44%	to	15.86%
2011		6	$10.87	to	$11.10	$64	-	0.00%	to	1.25%	-5.04%	to	-4.15%
Voya Index Solution 2055 Portfolio - Service 2 Class													
2015		33	$15.13	to	$16.52	$532	0.67%	0.00%	to	1.55%	-3.41%	to	-2.02%
2014		22	$15.84	to	$16.86	$368	1.03%	0.00%	to	1.35%	4.75%	to	6.10%
2013		14	$15.01	to	$15.89	$217	0.65%	0.00%	to	1.55%	22.03%	to	23.95%
2012		7	$12.30	to	$12.82	$92	-	0.00%	to	1.55%	14.35%	to	14.89%
2011		5	$10.87	to	$10.97	$53	-	0.60%	to	1.15%		-5.21%	
Voya Index Solution Income Portfolio - Initial Class													
2015		213	$12.57	to	$15.81	$3,153	1.16%	0.10%	to	1.40%	-2.26%	to	-1.00%
2014		31	$13.41	to	$15.97	$468	4.18%	0.10%	to	1.25%	4.91%	to	5.92%
2013	10/9/2013	1	$12.66	to	$14.45	$10	(c)	0.30%	to	1.25%		(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	
2011		(c)		(c)		(c)	(c)		(c)			(c)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Solution Income Portfolio - Service Class													
2015		90	$13.28	to	$15.06	$1,296	0.33%	0.00%	to	1.10%	-2.20%	to	-1.12%
2014		72	$13.43	to	$15.33	$1,094	2.28%	0.00%	to	1.05%	5.04%	to	5.91%
2013		58	$12.68	to	$14.49	$833	3.56%	0.00%	to	0.80%	6.94%	to	7.73%
2012		84	$11.77	to	$13.55	$1,133	2.02%	0.00%	to	0.80%	7.63%	to	8.58%
2011	2/9/2011	51	$10.84	to	$12.59	$645	(a)	0.00%	to	0.80%		(a)	
Voya Index Solution Income Portfolio - Service 2 Class													
2015		100	$12.34	to	$13.53	$1,292	0.51%	0.00%	to	1.55%	-2.83%	to	-1.24%
2014		22	$12.70	to	$13.70	$288	2.19%	0.00%	to	1.55%	4.18%	to	5.79%
2013		21	$12.19	to	$12.95	$259	2.89%	0.00%	to	1.55%	6.00%	to	7.08%
2012		19	$11.50	to	$11.86	$226	2.91%	0.50%	to	1.55%	6.68%	to	7.76%
2011		17	$10.78	to	$10.97	$186	2.89%	0.60%	to	1.55%	0.94%	to	1.86%
Voya Solution 2025 Portfolio - Adviser Class													
2015		30	$14.55	to	$14.94	$440	3.00%	0.35%	to	0.70%	-0.99%	to	-0.61%
2014		34	$14.64	to	$15.09	$492	1.80%	0.35%	to	0.70%		4.87%	
2013		36		$13.96		$508	1.93%		0.35%			15.66%	
2012		35		$12.07		$427	2.46%		0.35%			12.80%	
2011		36		$10.70		$387	1.90%		0.35%			-3.69%	
Voya Solution 2025 Portfolio - Initial Class													
2015		206	$10.22	to	$12.81	$2,461	4.21%	0.00%	to	1.20%	-0.97%	to	0.16%
2014		120	$10.32	to	$12.79	$1,478	4.94%	0.00%	to	1.20%	5.33%	to	5.79%
2013		66	$12.01	to	$12.09	$788	2.60%	0.00%	to	0.45%	16.04%	to	16.59%
2012	09/04/2012	50	$10.35	to	$10.37	$521	(b)	0.00%	to	0.45%		(b)	
2011		(b)		(b)		(b)	(b)		(b)			(b)	
Voya Solution 2025 Portfolio - Service Class													
2015		8,790	$11.69	to	$16.55	$131,712	3.25%	0.00%	to	1.50%	-1.54%	to	-0.06%
2014		9,368	$11.80	to	$16.56	$142,609	2.03%	0.00%	to	1.50%	3.99%	to	5.61%
2013		9,043	$11.28	to	$15.69	$131,426	2.28%	0.00%	to	1.50%	14.56%	to	16.39%
2012		8,785	$9.79	to	$13.48	$110,500	2.73%	0.00%	to	1.50%	11.77%	to	13.49%
2011		8,260	$8.71	to	$11.89	$92,206	2.18%	0.00%	to	1.50%	-4.53%	to	-3.03%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution 2025 Portfolio - Service 2 Class													
2015		850	$14.53	to	$15.92	$13,036	2.94%	0.00%	to	1.55%	-1.76%	to	-0.25%
2014		982	$14.79	to	$15.96	$15,200	1.82%	0.00%	to	1.55%	3.79%	to	5.42%
2013		1,019	$14.25	to	$15.14	$15,044	2.10%	0.00%	to	1.55%	14.27%	to	16.10%
2012		1,219	$12.47	to	$13.04	$15,599	2.31%	0.00%	to	1.55%	11.61%	to	13.29%
2011		1,727	$11.17	to	$11.51	$19,675	2.22%	0.00%	to	1.55%	-4.77%	to	-3.20%
Voya Solution 2035 Portfolio - Adviser Class													
2015		12		$15.00		$175	2.79%		0.35%			-1.12%	
2014		12		$15.17		$183	1.51%		0.35%			4.98%	
2013		15		$14.45		$215	1.25%		0.35%			19.72%	
2012		22		$12.07		$266	1.99%		0.35%			14.41%	
2011		32		$10.55		$338	1.12%		0.35%			-5.21%	
Voya Solution 2035 Portfolio - Initial Class													
2015		303	$10.24	to	$13.30	$3,633	3.54%	0.00%	to	1.20%	-1.44%	to	-0.30%
2014		217	$10.39	to	$13.34	$2,695	2.23%	0.00%	to	1.20%	5.43%	to	5.96%
2013		142	$12.52	to	$12.59	$1,783	2.08%	0.00%	to	0.45%	20.15%	to	20.71%
2012	9/4/2012	125	$10.42	to	$10.43	$1,299	(b)	0.00%	to	0.45%		(b)	
2011		(b)		(b)		(b)	(b)		(b)			(b)	
Voya Solution 2035 Portfolio - Service Class													
2015		8,227	$11.75	to	$17.26	$128,935	3.31%	0.00%	to	1.50%	-1.93%	to	-0.46%
2014		8,558	$11.92	to	$17.35	$136,761	2.01%	0.00%	to	1.50%	4.09%	to	5.73%
2013		8,079	$11.38	to	$16.41	$123,072	1.90%	0.00%	to	1.50%	18.60%	to	20.66%
2012		7,612	$9.54	to	$13.64	$96,949	2.16%	0.00%	to	1.50%	13.34%	to	15.11%
2011		6,862	$8.36	to	$11.85	$76,467	1.61%	0.00%	to	1.50%	-6.05%	to	-4.55%
Voya Solution 2035 Portfolio - Service 2 Class													
2015		782	$15.22	to	$16.68	$12,529	2.92%	0.00%	to	1.55%	-2.19%	to	-0.66%
2014		840	$15.56	to	$16.79	$13,637	1.95%	0.00%	to	1.55%	3.87%	to	5.53%
2013		889	$14.98	to	$15.91	$13,788	1.62%	0.00%	to	1.55%	18.33%	to	20.17%
2012		1,165	$12.66	to	$13.24	$15,155	1.94%	0.00%	to	1.55%	13.24%	to	14.93%
2011		1,444	$11.18	to	$11.52	$16,464	1.68%	0.00%	to	1.55%	-6.29%	to	-4.79%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution 2045 Portfolio - Adviser Class													
2015		2	$15.08	to	$15.13	$31	2.76%	0.35%	to	1.25%	-2.33%	to	-1.50%
2014		7	$15.36	to	$15.44	$114	1.80%	0.35%	to	1.25%		5.49%	
2013		7		$14.56		$108	1.78%		0.35%			22.66%	
2012		10		$11.87		$117	1.72%		0.35%			14.80%	
2011		11		$10.34		$115	1.03%		0.35%			-5.74%	
Voya Solution 2045 Portfolio - Initial Class													
2015		158	$10.27	to	$13.68	$2,014	2.94%	0.00%	to	1.20%	-1.72%	to	-0.58%
2014		114	$10.45	to	$13.76	$1,526	1.83%	0.00%	to	1.20%	5.83%	to	6.34%
2013		102	$12.86	to	$12.94	$1,313	1.98%	0.00%	to	0.45%		23.18%	
2012	9/4/2012	77		$10.44		$803	(b)		0.45%			(b)	
2011		(b)		(b)		(b)	(b)		(b)			(b)	
Voya Solution 2045 Portfolio - Service Class													
2015		5,865	$11.64	to	$17.68	$94,100	3.16%	0.00%	to	1.50%	-2.46%	to	-0.95%
2014		5,982	$11.86	to	$17.85	$98,309	1.68%	0.00%	to	1.50%	4.51%	to	6.12%
2013		5,814	$11.28	to	$16.82	$90,698	1.67%	0.00%	to	1.50%	21.56%	to	23.77%
2012		5,506	$9.22	to	$13.63	$70,077	1.84%	0.00%	to	1.50%	13.76%	to	15.51%
2011		4,993	$8.06	to	$11.80	$55,372	1.22%	0.00%	to	1.50%	-6.56%	to	-5.12%
Voya Solution 2045 Portfolio - Service 2 Class													
2015		447	$15.71	to	$17.22	$7,401	2.88%	0.00%	to	1.55%	-2.60%	to	-1.03%
2014		473	$16.13	to	$17.40	$7,963	1.56%	0.00%	to	1.55%	4.27%	to	5.84%
2013		512	$15.47	to	$16.44	$8,217	1.31%	0.00%	to	1.55%	21.33%	to	23.24%
2012		881	$12.75	to	$13.34	$11,546	1.54%	0.00%	to	1.55%	13.64%	to	15.40%
2011		1,168	$11.22	to	$11.56	$13,383	1.25%	0.00%	to	1.55%	-6.89%	to	-5.40%
Voya Solution 2055 Portfolio - Initial Class													
2015		97	$10.29	to	$16.79	$1,180	2.35%	0.00%	to	1.20%	-1.81%	to	-0.65%
2014		57	$10.48	to	$16.90	$777	1.07%	0.00%	to	1.20%		6.09%	
2013		10		$15.60		$155	1.43%		0.45%			23.32%	
2012	9/14/2012	10		$12.65		$124	(b)		0.45%			(b)	
2011		(b)		(b)		(b)	(b)		(b)			(b)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution 2055 Portfolio - Service Class													
2015		896	$14.77	to	$16.57	$14,170	2.63%	0.00%	to	1.50%	-2.31%	to	-0.84%
2014		672	$15.03	to	$16.71	$10,817	1.38%	0.00%	to	1.50%	4.63%	to	6.23%
2013		489	$14.28	to	$15.73	$7,472	1.20%	0.00%	to	1.50%	21.65%	to	23.57%
2012		272	$11.67	to	$12.73	$3,384	1.04%	0.00%	to	1.50%	13.86%	to	15.52%
2011		130	$10.20	to	$11.02	$1,414	0.37%	0.05%	to	1.50%	-6.52%	to	-5.16%
Voya Solution 2055 Portfolio - Service 2 Class													
2015		74	$15.18	to	$16.43	$1,174	2.33%	0.00%	to	1.40%	-2.38%	to	-1.02%
2014		55	$15.55	to	$16.60	$887	1.53%	0.00%	to	1.40%	4.64%	to	6.14%
2013		45	$14.86	to	$15.64	$683	1.07%	0.00%	to	1.40%	21.60%	to	23.34%
2012		35	$12.22	to	$12.68	$438	0.86%	0.00%	to	1.40%	13.77%	to	15.27%
2011		24	$10.74	to	$11.00	$259	0.46%	0.00%	to	1.45%	-6.43%	to	-5.25%
Voya Solution Balanced Portfolio - Service Class													
2015		381	$11.83	to	$13.01	$4,678	2.95%	0.25%	to	1.50%	-1.91%	to	-0.69%
2014		343	$12.06	to	$13.10	$4,280	1.93%	0.25%	to	1.50%	4.78%	to	6.07%
2013		295	$11.51	to	$12.35	$3,502	2.15%	0.25%	to	1.50%	13.92%	to	15.36%
2012		219	$10.10	to	$10.71	$2,273	1.63%	0.25%	to	1.50%	11.97%	to	13.45%
2011		193	$9.02	to	$9.44	$1,775	0.33%	0.25%	to	1.50%	-3.94%	to	-2.68%
Voya Solution Income Portfolio - Adviser Class													
2015		67		$14.43		$967	0.85%		0.35%			-0.62%	
2014		14		$14.52		$206	2.34%		0.35%			5.14%	
2013		16		$13.81		$221	3.35%		0.35%			6.31%	
2012		20		$12.99		$257	3.93%		0.35%			9.16%	
2011		25		$11.90		$303	2.00%		0.35%			-0.17%	
Voya Solution Income Portfolio - Initial Class													
2015		568	$10.15	to	$11.65	$6,503	2.31%	0.00%	to	1.20%	-0.98%	to	0.17%
2014		287	$10.25	to	$11.63	$3,290	3.08%	0.00%	to	1.20%	5.50%	to	6.02%
2013		234	$10.90	to	$10.97	$2,555	3.45%	0.00%	to	0.45%	6.86%	to	7.34%
2012	9/4/2012	193	$10.20	to	$10.22	$1,968	(b)	0.00%	to	0.45%	(b)		
2011		(b)		(b)		(b)	(b)		(b)			(b)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution Income Portfolio - Service Class													
2015		5,025	$12.47	to	$15.68	$71,177	1.12%	0.00%	to	1.50%	-1.40%	to	0.13%
2014		1,248	$12.57	to	$15.66	$17,739	2.64%	0.00%	to	1.50%	4.23%	to	5.81%
2013		1,106	$11.99	to	$14.81	$15,119	3.65%	0.00%	to	1.50%	5.35%	to	7.01%
2012		1,014	$11.31	to	$13.84	$13,244	5.01%	0.00%	to	1.50%	8.15%	to	9.75%
2011		1,144	$10.40	to	$12.61	$13,757	3.92%	0.00%	to	1.50%	-1.13%	to	0.42%
Voya Solution Income Portfolio - Service 2 Class													
2015		525	$12.51	to	$13.71	$6,948	0.69%	0.00%	to	1.55%	-1.56%	to	-0.15%
2014		91	$12.82	to	$13.73	$1,210	2.23%	0.00%	to	1.40%	4.14%	to	5.62%
2013		110	$12.31	to	$13.00	$1,395	3.75%	0.00%	to	1.40%	5.38%	to	6.82%
2012		173	$11.68	to	$12.17	$2,070	4.41%	0.00%	to	1.40%	8.05%	to	9.64%
2011		241	$10.80	to	$11.10	$2,646	3.22%	0.00%	to	1.45%	-1.10%	to	0.27%
Voya Solution Moderately Conservative Portfolio - Service Class													
2015		480	$11.77	to	$12.95	$5,865	2.60%	0.25%	to	1.50%	-1.83%	to	-0.61%
2014		493	$11.99	to	$13.03	$6,119	2.21%	0.25%	to	1.50%	3.99%	to	5.34%
2013		412	$11.53	to	$12.37	$4,900	2.79%	0.25%	to	1.50%	7.96%	to	9.28%
2012		326	$10.68	to	$11.32	$3,570	1.85%	0.25%	to	1.50%	10.33%	to	11.64%
2011		305	$9.68	to	$10.14	$3,018	0.54%	0.25%	to	1.50%	-2.22%	to	-0.88%
VY® American Century Small-Mid Cap Value Portfolio - Adviser Class													
2015		4		$21.48		$78	1.73%		0.35%			-2.32%	
2014		7		$21.99		$153	1.37%		0.35%			11.74%	
2013		7		$19.68		$140	0.77%		0.35%			30.68%	
2012		8		$15.06		$119	0.87%		0.35%			15.67%	
2011		8		$13.02		$110	1.08%		0.35%			-3.77%	
VY® American Century Small-Mid Cap Value Portfolio - Initial Class													
2015		1,077	$14.42	to	$19.15	$20,011	1.79%	0.00%	to	1.40%	-2.90%	to	-1.54%
2014		1,017	$14.77	to	$19.45	$19,231	1.62%	0.00%	to	1.40%	11.19%	to	12.75%
2013		1,158	$13.22	to	$17.25	$19,547	1.41%	0.00%	to	1.40%	29.96%	to	31.78%
2012		774	$12.65	to	$13.09	$10,028	0.02%	0.00%	to	1.40%	14.90%	to	15.43%
2011	09/19/2011	-	$11.01	to	$11.08	$5	(a)	0.95%	to	1.40%		(a)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® American Century Small-Mid Cap Value Portfolio - Service Class													
	2015	1,925	$17.84	to	$32.22	$50,668	1.50%	0.00%	to	1.55%	-3.21%	to	-1.71%
	2014	2,229	$18.32	to	$32.79	$60,125	1.27%	0.00%	to	1.50%	10.79%	to	12.81%
	2013	2,324	$16.43	to	$29.16	$57,450	1.13%	0.00%	to	1.50%	29.40%	to	31.40%
	2012	2,169	$13.08	to	$22.20	$43,640	1.22%	0.00%	to	1.50%	14.61%	to	16.40%
	2011	2,497	$10.97	to	$19.08	$44,006	1.09%	0.00%	to	1.50%	-4.57%	to	-3.13%
VY® Baron Growth Portfolio - Adviser Class													
	2015	17	$19.99			$336	-	0.35%			-5.62%		
	2014	20	$21.18			$420	-	0.35%			3.67%		
	2013	28	$20.43			$571	0.60%	0.35%			38.04%		
	2012	96	$14.80			$1,419	-	0.35%			18.97%		
	2011	99	$12.44			$1,233	-	0.35%			1.55%		
VY® Baron Growth Portfolio - Service Class													
	2015	5,347	$10.39	to	$33.21	$142,519	0.24%	0.00%	to	1.50%	-6.43%	to	-5.00%
	2014	6,191	$11.08	to	$34.97	$175,509	0.07%	0.00%	to	1.55%	2.76%	to	4.35%
	2013	6,705	$10.75	to	$33.72	$186,035	1.30%	0.00%	to	1.55%	36.74%	to	38.89%
	2012	6,184	$11.46	to	$24.57	$129,571	-	0.00%	to	1.55%	17.77%	to	19.72%
	2011	6,828	$9.66	to	$20.75	$121,607	-	0.00%	to	1.55%	0.69%	to	2.27%
VY® Columbia Contrarian Core Portfolio - Service Class													
	2015	519	$13.81	to	$34.06	$14,625	0.85%	0.00%	to	1.50%	1.44%	to	2.99%
	2014	554	$13.53	to	$33.07	$15,271	0.77%	0.00%	to	1.50%	11.13%	to	12.88%
	2013	598	$12.10	to	$29.32	$14,676	1.41%	0.00%	to	1.50%	32.75%	to	34.79%
	2012	653	$9.06	to	$21.76	$12,097	0.30%	0.00%	to	1.50%	10.57%	to	12.31%
	2011	730	$8.15	to	$19.38	$11,915	0.99%	0.00%	to	1.50%	-6.09%	to	-4.66%
VY® Columbia Small Cap Value II Portfolio - Adviser Class													
	2015	19	$14.69			$272	0.38%	0.35%			-3.55%		
	2014	17	$15.23			$254	0.38%	0.35%			3.75%		
	2013	18	$14.68			$270	0.73%	0.35%			39.15%		
	2012	26	$10.55			$279	0.39%	0.35%			13.56%		
	2011	25	$9.29			$234	0.77%	0.35%			-3.23%		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Columbia Small Cap Value II Portfolio - Service Class													
2015		384	$14.50	to	$16.58	$5,950	0.36%	0.00%	to	1.50%	-4.43%	to	-2.95%
2014		293	$15.08	to	$17.12	$4,730	0.18%	0.00%	to	1.50%	2.82%	to	4.33%
2013		337	$14.58	to	$16.45	$5,258	0.84%	0.00%	to	1.50%	37.89%	to	40.00%
2012		293	$10.51	to	$11.78	$3,292	0.25%	0.00%	to	1.50%	12.47%	to	14.14%
2011		312	$9.31	to	$10.34	$3,093	0.51%	0.00%	to	1.50%	-4.18%	to	-2.65%
VY® Fidelity® VIP Mid Cap Portfolio - Service Class													
2015		222	$14.39	to	$18.97	$3,195	1.26%	0.00%	to	0.45%	-2.31%	to	-1.86%
2014		278	$14.73	to	$19.33	$4,092	4.64%	0.00%	to	0.45%	5.21%	to	5.69%
2013		333	$14.00	to	$18.29	$4,661	0.04%	0.00%	to	0.45%	34.74%	to	35.38%
2012		437	$10.39	to	$13.51	$4,543	-	0.00%	to	0.45%		14.30%	
2011		692	$11.51	to	$11.82	$7,970	0.17%	0.00%	to	0.50%	-11.53%	to	-11.13%
VY® Invesco Comstock Portfolio - Adviser Class													
2015		26		$16.78		$429	2.20%		0.35%			-6.52%	
2014		27		$17.95		$482	1.94%		0.35%			8.46%	
2013		27		$16.55		$444	0.51%		0.35%			34.33%	
2012		27		$12.32		$334	0.95%		0.35%			17.89%	
2011		28		$10.45		$297	1.32%		0.35%			-2.70%	
VY® Invesco Comstock Portfolio - Service Class													
2015		3,201	$13.53	to	$22.74	$62,485	2.26%	0.00%	to	1.95%	-7.77%	to	-5.98%
2014		3,702	$14.52	to	$24.48	$76,270	1.94%	0.00%	to	1.95%	6.98%	to	9.18%
2013		3,594	$13.42	to	$22.70	$69,828	0.81%	0.00%	to	1.95%	32.35%	to	35.10%
2012		3,281	$10.03	to	$17.01	$48,799	1.24%	0.00%	to	1.95%	16.31%	to	18.73%
2011		3,682	$8.53	to	$14.49	$46,669	1.37%	0.00%	to	1.95%	-3.92%	to	-2.12%
VY® Invesco Equity and Income Portfolio - Adviser Class													
2015		89		$17.16		$1,534	1.81%		0.35%			-2.89%	
2014		95		$17.67		$1,674	1.61%		0.35%			8.07%	
2013		50		$16.35		$811	1.05%		0.35%			23.86%	
2012		54		$13.20		$712	1.62%		0.35%			11.86%	
2011		55		$11.80		$649	2.05%		0.35%			-1.91%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Invesco Equity and Income Portfolio - Initial Class													
2015		18,498	$9.93	to	$20.55	$310,862	2.22%	0.00%	to	1.95%	-3.95%	to	-2.03%
2014		20,175	$10.23	to	$20.91	$350,430	1.75%	0.00%	to	1.95%	1.44%	to	11.71%
2013		15,175	$13.78	to	$19.26	$260,310	1.40%	0.00%	to	1.95%	20.81%	to	30.53%
2012		16,784	$11.13	to	$15.37	$232,827	2.34%	0.00%	to	1.95%	5.06%	to	12.81%
2011		18,261	$9.95	to	$13.67	$228,833	2.23%	0.00%	to	1.95%	-3.03%	to	-1.01%
VY® Invesco Equity and Income Portfolio - Service Class													
2015		110	$10.20	to	$58.25	$1,429	1.46%	0.00%	to	1.25%	-3.50%	to	-2.25%
2014		229	$10.57	to	$60.47	$3,362	3.93%	0.00%	to	1.25%		7.61%	
2013		6	$52.41	to	$54.02	$300	1.04%	1.00%	to	1.25%	23.09%	to	23.39%
2012		6	$42.58	to	$43.78	$277	1.98%	1.00%	to	1.25%	11.12%	to	11.40%
2011		6	$38.32	to	$39.30	$229	2.26%	1.00%	to	1.25%	-2.54%	to	-2.31%
VY® JPMorgan Mid Cap Value Portfolio - Adviser Class													
2015		14		$21.46		$301	0.28%		0.35%			-3.59%	
2014		18		$22.26		$406	0.52%		0.35%			14.27%	
2013		19		$19.48		$364	0.28%		0.35%			30.74%	
2012		23		$14.90		$348	0.61%		0.35%			19.30%	
2011		25		$12.49		$308	0.58%		0.35%			1.30%	
VY® JPMorgan Mid Cap Value Portfolio - Initial Class													
2015		490		$14.51		$7,118	0.92%		0.85%			-3.65%	
2014		461		$15.06		$6,939	1.19%		0.95%			14.18%	
2013		375		$13.19		$4,945	1.27%		0.95%			30.72%	
2012	9/14/2012	90		$10.09		$904	(b)		0.95%			(b)	
2011		(b)		(b)		(b)	(b)		(b)			(b)	
VY® JPMorgan Mid Cap Value Portfolio - Service Class													
2015		2,065	$16.98	to	$34.79	$61,629	0.61%	0.00%	to	1.55%	-4.51%	to	-3.01%
2014		2,205	$17.67	to	$35.87	$68,476	0.84%	0.00%	to	1.55%	13.20%	to	14.99%
2013		2,217	$15.51	to	$31.20	$60,174	0.65%	0.00%	to	1.55%	29.54%	to	31.58%
2012		1,951	$11.89	to	$23.72	$40,437	0.76%	0.00%	to	1.55%	18.23%	to	20.04%
2011		1,760	$10.00	to	$19.76	$30,683	0.83%	0.00%	to	1.50%	0.29%	to	1.88%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Oppenheimer Global Portfolio - Adviser Class													
2015		30		$17.72		$532	1.10%		0.35%			3.20%	
2014		33		$17.17		$559	0.86%		0.35%			1.48%	
2013		36		$16.92		$609	0.99%		0.35%			25.99%	
2012		45		$13.43		$601	0.90%		0.35%			20.77%	
2011		46		$11.12		$515	1.20%		0.35%			-8.93%	
VY® Oppenheimer Global Portfolio - Initial Class													
2015		28,813	$13.26	to	$22.62	$561,053	1.50%	0.00%	to	1.80%	2.29%	to	4.13%
2014		30,400	$12.85	to	$21.68	$576,327	1.18%	0.00%	to	1.80%	-2.86%	to	5.83%
2013		33,227	$12.67	to	$21.19	$621,059	1.36%	0.00%	to	1.80%	17.76%	to	32.35%
2012		36,131	$10.06	to	$16.66	$540,715	1.29%	0.00%	to	1.80%	15.61%	to	21.70%
2011		40,001	$8.34	to	$13.73	$498,449	1.52%	0.00%	to	1.65%	-9.60%	to	-8.10%
VY® Oppenheimer Global Portfolio - Service Class													
2015		51	$21.80	to	$22.56	$1,159	1.33%	1.00%	to	1.25%	2.54%	to	2.78%
2014		50	$21.26	to	$21.95	$1,101	1.02%	1.00%	to	1.25%	0.81%	to	1.11%
2013		49	$21.09	to	$21.71	$1,061	1.17%	1.00%	to	1.25%	25.31%	to	25.56%
2012		47	$16.83	to	$17.29	$815	1.10%	1.00%	to	1.25%	19.79%	to	20.15%
2011		44	$14.05	to	$14.39	$638	1.40%	1.00%	to	1.25%	-9.53%	to	-9.33%
VY® Pioneer High Yield Portfolio - Initial Class													
2015		1,881	$16.11	to	$19.71	$33,264	5.22%	0.00%	to	1.95%	-6.49%	to	-4.61%
2014		2,359	$17.04	to	$20.67	$43,987	5.14%	0.00%	to	1.95%	-1.64%	to	0.34%
2013		1,896	$17.14	to	$20.60	$35,918	4.80%	0.00%	to	1.95%	10.14%	to	12.34%
2012		1,358	$15.39	to	$18.34	$23,376	6.02%	0.00%	to	1.95%	13.96%	to	16.22%
2011		1,281	$13.37	to	$15.78	$19,191	6.17%	0.00%	to	1.95%	-2.62%	to	-0.69%
VY® Pioneer High Yield Portfolio - Service Class													
2015		41	$16.89	to	$18.78	$756	4.92%	0.25%	to	1.35%	-6.06%	to	-5.06%
2014		41	$17.98	to	$19.78	$788	4.71%	0.25%	to	1.35%	-1.21%	to	-0.15%
2013		36	$18.20	to	$19.81	$698	4.30%	0.25%	to	1.35%	10.68%	to	11.38%
2012		27	$16.41	to	$17.31	$466	5.82%	0.60%	to	1.40%	14.35%	to	15.08%
2011		27	$14.41	to	$15.25	$393	5.50%	0.35%	to	1.35%	-2.31%	to	-1.29%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class													
2015		17		$21.90		$379	-		0.35%			1.15%	
2014		18		$21.65		$386	-		0.35%			10.91%	
2013		20		$19.52		$389	0.23%		0.35%			33.97%	
2012		32		$14.57		$465	-		0.35%			15.27%	
2011		32		$12.64		$409	0.23%		0.35%			-4.53%	
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class													
2015		17,153	$16.91	to	$26.48	$394,816	-	0.00%	to	1.50%	0.46%	to	2.04%
2014		17,649	$16.72	to	$25.96	$404,023	0.27%	0.00%	to	1.50%	4.50%	to	14.29%
2013		18,991	$15.09	to	$23.21	$393,263	0.29%	0.00%	to	1.50%	29.45%	to	38.68%
2012		20,973	$11.26	to	$17.17	$324,303	0.52%	0.00%	to	1.50%	11.41%	to	16.10%
2011		22,944	$9.79	to	$14.79	$309,528	0.35%	0.00%	to	1.50%	-5.15%	to	-3.64%
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class													
2015		50	$16.24	to	$25.21	$994	-	0.00%	to	1.30%	0.42%	to	1.69%
2014		53	$16.17	to	$24.79	$1,070	-	0.00%	to	1.30%	10.19%	to	11.67%
2013		48	$14.67	to	$22.20	$859	0.14%	0.00%	to	1.30%	33.06%	to	34.71%
2012		43	$11.02	to	$16.48	$586	0.17%	0.00%	to	1.30%	14.43%	to	15.89%
2011		47	$9.63	to	$14.22	$580	0.18%	0.00%	to	1.25%	-5.12%	to	-3.92%
VY® T. Rowe Price Growth Equity Portfolio - Adviser Class													
2015		64		$22.37		$1,424	-		0.35%			9.87%	
2014		73		$20.36		$1,484	-		0.35%			7.78%	
2013		83		$18.89		$1,561	-		0.35%			38.08%	
2012		89		$13.68		$1,224	-		0.35%			17.93%	
2011		98		$11.60		$1,139	-		0.35%			-1.94%	
VY® T. Rowe Price Growth Equity Portfolio - Initial Class													
2015		9,740	$17.48	to	$53.79	$381,587	-	0.00%	to	1.50%	9.13%	to	10.83%
2014		9,293	$15.91	to	$48.96	$337,335	-	0.00%	to	1.50%	7.06%	to	8.71%
2013		9,672	$14.77	to	$45.48	$326,039	0.02%	0.00%	to	1.50%	37.17%	to	39.28%
2012		9,885	$10.71	to	$32.97	$247,651	0.17%	0.00%	to	1.50%	17.11%	to	18.92%
2011		9,608	$9.08	to	$28.03	$208,716	-	0.00%	to	1.50%	-2.57%	to	-1.06%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® T. Rowe Price Growth Equity Portfolio - Service Class													
2015		167	$22.21	to	$26.69	$4,226	-	0.00%	to	1.45%	8.93%	to	10.55%
2014		180	$20.39	to	$24.39	$4,148	-	0.00%	to	1.45%	6.87%	to	8.40%
2013		182	$18.89	to	$22.72	$3,895	0.03%	0.00%	to	1.55%	36.78%	to	38.90%
2012		176	$13.81	to	$16.52	$2,729	-	0.00%	to	1.55%	16.74%	to	18.62%
2011		156	$11.83	to	$14.07	$2,053	-	0.00%	to	1.55%	-2.79%	to	-1.33%
VY® Templeton Foreign Equity Portfolio - Adviser Class													
2015		36		$9.71		$345	3.71%		0.35%			-4.15%	
2014		40		$10.13		$409	2.11%		0.35%			-7.40%	
2013		49		$10.94		$539	1.09%		0.35%			19.30%	
2012		61		$9.17		$562	1.18%		0.35%			17.87%	
2011		59		$7.78		$457	2.05%		0.35%			-12.68%	
VY® Templeton Foreign Equity Portfolio - Initial Class													
2015		9,214	$9.17	to	$10.37	$88,438	4.05%	0.00%	to	1.50%	-4.85%	to	-3.36%
2014		9,958	$9.63	to	$10.73	$99,808	2.55%	0.00%	to	1.50%	-7.97%	to	-6.53%
2013		10,606	$10.46	to	$11.48	$114,872	1.48%	0.00%	to	1.50%	18.46%	to	20.21%
2012		11,465	$8.83	to	$9.55	$104,253	1.62%	0.00%	to	1.50%	17.08%	to	18.93%
2011		10,100	$7.54	to	$8.03	$77,991	1.95%	0.00%	to	1.50%	-13.36%	to	-12.05%
VY® Templeton Foreign Equity Portfolio - Service Class													
2015		26	$10.82	to	$12.39	$308	3.77%	0.00%	to	1.40%	-4.84%	to	-3.50%
2014		26	$11.37	to	$12.84	$328	2.03%	0.00%	to	1.40%	-8.23%	to	-6.89%
2013		27	$12.39	to	$13.79	$362	1.24%	0.00%	to	1.40%	18.34%	to	19.91%
2012		25	$10.47	to	$11.50	$284	2.16%	0.00%	to	1.40%	16.98%	to	18.68%
2011		9	$8.95	to	$9.69	$86	1.15%	0.00%	to	1.40%	-13.44%	to	-12.23%
Voya Corporate Leaders 100 Fund - Class I													
2015	06/29/2015	153	$9.60	to	$9.68	$1,470	(e)	0.25%	to	1.50%		(e)	
2014		(e)		(e)		(e)	(e)		(e)			(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	
2011		(e)		(e)		(e)	(e)		(e)			(e)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Strategic Allocation Conservative Portfolio - Class I													
	2015	1,536	$12.81	to	$28.87	$33,353	3.30%	0.00%	to	1.50%	-1.71%	to	-0.15%
	2014	1,725	$12.95	to	$28.93	$38,249	2.71%	0.00%	to	1.50%	4.98%	to	6.63%
	2013	1,821	$12.26	to	$27.13	$37,570	2.58%	0.00%	to	1.60%	10.41%	to	12.39%
	2012	1,798	$11.03	to	$24.14	$33,238	2.70%	0.00%	to	1.70%	10.62%	to	12.32%
	2011	1,920	$9.91	to	$21.55	$31,636	4.08%	0.00%	to	1.60%	0.18%	to	1.80%
Voya Strategic Allocation Growth Portfolio - Class I													
	2015	3,234	$12.08	to	$30.58	$70,037	2.67%	0.00%	to	1.95%	-3.06%	to	-1.20%
	2014	3,394	$12.34	to	$30.84	$75,559	2.04%	0.00%	to	1.95%	4.45%	to	6.63%
	2013	3,607	$11.68	to	$28.95	$76,061	1.71%	0.00%	to	1.95%	20.03%	to	22.45%
	2012	3,688	$9.63	to	$23.66	$64,806	1.57%	0.00%	to	1.95%	12.70%	to	15.09%
	2011	3,981	$8.45	to	$20.63	$61,425	2.68%	0.00%	to	1.95%	-4.75%	to	-2.89%
Voya Strategic Allocation Moderate Portfolio - Class I													
	2015	3,023	$12.36	to	$29.26	$63,542	2.91%	0.00%	to	1.70%	-2.06%	to	-0.53%
	2014	3,238	$12.54	to	$29.32	$68,770	2.33%	0.00%	to	1.60%	4.94%	to	6.71%
	2013	3,358	$11.86	to	$27.50	$67,281	2.15%	0.00%	to	1.60%	14.74%	to	16.58%
	2012	3,554	$10.27	to	$23.66	$61,420	2.13%	0.00%	to	1.70%	11.85%	to	13.66%
	2011	3,774	$9.12	to	$20.83	$57,881	3.49%	0.00%	to	1.60%	-2.21%	to	-0.57%
Voya Growth and Income Portfolio - Class A													
	2015	91		$15.43		$1,408	1.53%		0.35%			-2.16%	
	2014	101		$15.77		$1,598	1.56%		0.35%			9.82%	
	2013	111		$14.36		$1,598	1.09%		0.35%			29.60%	
	2012	71		$11.08		$785	1.34%		0.35%			14.82%	
	2011	89		$9.65		$856	1.09%		0.35%			-1.03%	
Voya Growth and Income Portfolio - Class I													
	2015	34,119	$14.05	to	$490.34	$1,206,913	1.98%	0.00%	to	1.95%	-3.39%	to	-1.38%
	2014	37,723	$14.38	to	$502.14	$1,371,748	1.94%	0.00%	to	1.95%	8.58%	to	10.72%
	2013	41,976	$13.11	to	$457.82	$1,391,126	1.38%	0.00%	to	1.95%	28.10%	to	31.00%
	2012	42,100	$10.12	to	$353.70	$1,068,514	1.84%	0.00%	to	1.95%	13.53%	to	15.77%
	2011	47,467	$8.82	to	$308.39	$1,044,149	1.24%	0.00%	to	1.95%	-2.23%	to	-0.22%

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Growth and Income Portfolio - Class S													
2015		15	$14.89	to	$22.41	$290	1.75%	0.10%	to	1.55%	-3.12%	to	-1.77%
2014		15	$15.29	to	$22.95	$281	1.62%	0.10%	to	1.55%	8.70%	to	10.33%
2013		12	$13.98	to	$20.81	$212	0.06%	0.10%	to	1.55%	28.36%	to	30.26%
2012		533	$10.84	to	$16.04	$6,121	1.47%	0.00%	to	1.55%	13.73%	to	15.45%
2011		737	$9.58	to	$13.95	$7,254	2.00%	0.00%	to	1.55%	-1.72%	to	-0.50%
Voya Global Value Advantage Portfolio - Class I													
2015	03/09/2015	10,297	$9.31	to	$9.49	$96,475	(e)	0.00%	to	1.50%		(e)	
2014		(e)	(e)			(e)	(e)	(e)				(e)	
2013		(e)	(e)			(e)	(e)	(e)				(e)	
2012		(e)	(e)			(e)	(e)	(e)				(e)	
2011		(e)	(e)			(e)	(e)	(e)				(e)	
Voya Global Value Advantage Portfolio - Class S													
2015	03/09/2015	1,241	$9.60	to	$9.74	$11,940	(e)	0.00%	to	1.40%		(e)	
2014		(e)	(e)			(e)	(e)	(e)				(e)	
2013		(e)	(e)			(e)	(e)	(e)				(e)	
2012		(e)	(e)			(e)	(e)	(e)				(e)	
2011		(e)	(e)			(e)	(e)	(e)				(e)	
Voya Index Plus LargeCap Portfolio - Class I													
2015		11,108	$13.21	to	$37.81	$323,462	1.62%	0.00%	to	1.95%	-1.16%	to	0.85%
2014		11,978	$13.30	to	$37.36	$348,666	1.47%	0.00%	to	1.95%	11.70%	to	13.92%
2013		12,649	$11.85	to	$32.83	$325,012	1.82%	0.00%	to	1.95%	30.24%	to	32.92%
2012		13,613	$9.05	to	$24.77	$269,213	1.66%	0.00%	to	1.95%	12.30%	to	14.50%
2011		15,065	$8.03	to	$21.65	$262,851	1.90%	0.00%	to	1.95%	-2.07%	to	-0.05%
Voya Index Plus LargeCap Portfolio - Class S													
2015		16		$17.81		$282	1.33%		0.35%			0.28%	
2014		18		$17.76		$318	1.23%		0.35%			13.12%	
2013		21		$15.70		$335	1.42%		0.35%			32.27%	
2012		31		$11.87		$368	1.60%		0.35%			13.70%	
2011		37		$10.44		$383	1.64%		0.35%			-0.76%	

314

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Plus MidCap Portfolio - Class I													
2015		9,192	$15.34	to	$45.29	$327,049	0.95%	0.00%	to	1.95%	-3.69%	to	-1.78%
2014		9,910	$15.76	to	$46.11	$366,118	0.77%	0.00%	to	1.95%	7.44%	to	9.90%
2013		10,694	$14.52	to	$42.09	$365,883	1.15%	0.00%	to	1.95%	31.89%	to	34.56%
2012		11,422	$10.89	to	$31.28	$298,981	0.91%	0.00%	to	1.95%	15.57%	to	17.73%
2011		12,437	$9.33	to	$26.58	$280,455	0.84%	0.00%	to	1.85%	-2.94%	to	-1.12%
Voya Index Plus MidCap Portfolio - Class S													
2015		16		$18.90		$300	0.60%		0.35%			-2.43%	
2014		19		$19.37		$364	0.69%		0.35%			8.94%	
2013		28		$17.78		$503	0.90%		0.35%			33.78%	
2012		29		$13.29		$387	0.52%		0.35%			16.99%	
2011		34		$11.36		$389	0.41%		0.35%			-1.73%	
Voya Index Plus SmallCap Portfolio - Class I													
2015		5,220	$14.51	to	$31.58	$133,988	0.91%	0.00%	to	1.95%	-5.09%	to	-3.19%
2014		5,601	$15.13	to	$32.63	$149,688	0.63%	0.00%	to	1.95%	3.40%	to	5.43%
2013		6,051	$14.48	to	$30.95	$154,881	0.94%	0.00%	to	1.95%	39.95%	to	42.71%
2012		6,083	$10.24	to	$21.69	$109,978	0.58%	0.00%	to	1.95%	10.36%	to	12.38%
2011		6,805	$9.19	to	$19.30	$110,537	0.86%	0.00%	to	1.80%	-2.52%	to	-0.72%
Voya Index Plus SmallCap Portfolio - Class S													
2015		16		$16.83		$276	0.72%		0.35%			-3.83%	
2014		16		$17.50		$278	0.39%		0.35%			4.92%	
2013		14		$16.68		$236	0.49%		0.35%			41.72%	
2012		15		$11.77		$176	-		0.35%			11.78%	
2011		17		$10.53		$181	0.60%		0.35%			-1.31%	
Voya International Index Portfolio - Class I													
2015		3,113	$8.56	to	$16.16	$29,868	3.32%	0.00%	to	1.65%	-2.51%	to	-0.92%
2014		2,753	$8.78	to	$16.46	$26,942	0.83%	0.00%	to	1.65%	-7.48%	to	-5.95%
2013		2,524	$9.41	to	$17.67	$26,714	2.24%	0.00%	to	1.80%	19.26%	to	21.45%
2012		2,347	$7.89	to	$14.68	$20,592	2.78%	0.00%	to	1.80%	16.54%	to	18.84%
2011		2,344	$6.77	to	$12.49	$17,553	2.70%	0.00%	to	1.80%	-13.76%	to	-12.20%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya International Index Portfolio - Class S													
2015		-	$15.73			$7	-		0.35%			-1.38%	
2014		-	$15.95			$7	-		0.35%			-6.51%	
2013		-	$17.06			$6	-		0.35%			20.65%	
2012		-	$14.14			$5	-		0.35%			18.03%	
2011		1	$11.98			$7	-		0.35%			-12.75%	
Voya Russell™ Large Cap Growth Index Portfolio - Class I													
2015		1,069	$24.73	to	$27.32	$27,315	1.14%	0.00%	to	1.50%	6.00%	to	7.60%
2014		769	$23.33	to	$25.39	$18,455	1.11%	0.00%	to	1.50%	11.41%	to	13.10%
2013		563	$20.94	to	$22.45	$12,039	1.35%	0.00%	to	1.50%	30.06%	to	31.98%
2012		547	$16.10	to	$17.01	$8,965	1.14%	0.00%	to	1.50%	12.75%	to	14.47%
2011		367	$14.28	to	$14.86	$5,308	1.31%	0.00%	to	1.50%	2.66%	to	4.21%
Voya Russell™ Large Cap Growth Index Portfolio - Class S													
2015		45	$24.99	to	$26.89	$1,170	0.90%	0.00%	to	1.10%	6.16%	to	7.39%
2014		43	$23.54	to	$25.04	$1,040	1.10%	0.00%	to	1.10%	11.95%	to	12.74%
2013		45	$21.00	to	$22.21	$956	1.17%	0.00%	to	1.20%	30.17%	to	31.71%
2012		36	$16.02	to	$16.87	$585	0.86%	0.00%	to	1.35%	12.78%	to	14.26%
2011		41	$14.06	to	$14.63	$581	1.10%	0.00%	to	1.35%	2.52%	to	3.87%
Voya Russell™ Large Cap Index Portfolio - Class I													
2015		3,955	$14.77	to	$16.73	$62,008	1.62%	0.00%	to	1.70%	0.47%	to	2.07%
2014		3,365	$14.76	to	$16.39	$52,083	1.45%	0.00%	to	1.65%	11.06%	to	12.96%
2013		2,704	$13.18	to	$14.51	$37,350	1.48%	0.00%	to	1.80%	29.72%	to	32.03%
2012		2,210	$10.16	to	$10.99	$23,318	2.28%	0.00%	to	1.80%	13.39%	to	15.56%
2011		1,513	$8.96	to	$9.51	$13,923	1.53%	0.00%	to	1.80%	0.79%	to	2.59%
Voya Russell™ Large Cap Index Portfolio - Class S													
2015		16	$24.01			$389	1.50%		0.95%			0.84%	
2014		17	$23.81			$412	0.95%		0.95%			11.52%	
2013		10	$21.35			$221	0.70%		0.95%			30.50%	
2012		4	$16.36			$65	2.70%		0.95%			14.17%	
2011		1	$14.33			$9	-		0.95%			1.20%	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Russell™ Large Cap Value Index Portfolio - Class I													
2015		21	$20.53	to	$20.66	$440	1.67%	1.15%	to	1.25%	-4.69%	to	-4.62%
2014		18	$21.54	to	$21.66	$399	1.57%	1.15%	to	1.25%	11.03%	to	11.13%
2013		19	$19.40	to	$19.49	$365	1.61%	1.15%	to	1.25%	30.20%	to	30.37%
2012		17	$14.90	to	$14.95	$255	1.82%	1.15%	to	1.25%	14.79%	to	14.91%
2011		14	$12.98	to	$13.01	$184	1.22%	1.15%	to	1.25%	-0.38%	to	-0.31%
Voya Russell™ Large Cap Value Index Portfolio - Class S													
2015		463	$19.85	to	$21.93	$9,518	1.46%	0.00%	to	1.50%	-5.21%	to	-3.77%
2014		382	$20.94	to	$22.79	$8,242	1.23%	0.00%	to	1.50%	10.56%	to	12.21%
2013		312	$18.94	to	$20.31	$6,058	1.54%	0.00%	to	1.50%	29.46%	to	31.46%
2012		264	$14.63	to	$15.45	$3,936	1.55%	0.00%	to	1.50%	14.21%	to	15.90%
2011		215	$12.81	to	$13.33	$2,795	1.56%	0.00%	to	1.50%	-0.93%	to	0.60%
Voya Russell™ Mid Cap Growth Index Portfolio - Class S													
2015		434	$24.72	to	$27.32	$11,132	0.71%	0.00%	to	1.50%	-2.29%	to	-0.76%
2014		387	$25.30	to	$27.53	$10,138	0.21%	0.00%	to	1.50%	9.48%	to	11.10%
2013		358	$23.11	to	$24.78	$8,513	0.67%	0.00%	to	1.50%	32.89%	to	34.89%
2012		325	$17.39	to	$18.37	$5,776	0.35%	0.00%	to	1.50%	13.73%	to	15.46%
2011		335	$15.29	to	$15.91	$5,207	0.45%	0.00%	to	1.50%	-3.65%	to	-2.15%
Voya Russell™ Mid Cap Index Portfolio - Class I													
2015		4,628	$15.39	to	$17.66	$77,658	1.28%	0.00%	to	1.80%	-4.42%	to	-2.81%
2014		3,618	$16.29	to	$18.17	$62,848	0.96%	0.00%	to	1.65%	10.89%	to	12.72%
2013		2,845	$14.57	to	$16.12	$44,130	1.11%	0.00%	to	1.80%	31.86%	to	34.11%
2012		2,011	$11.05	to	$12.02	$23,380	0.87%	0.00%	to	1.80%	14.86%	to	17.04%
2011		786	$9.62	to	$10.27	$7,784	1.25%	0.00%	to	1.80%	-3.61%	to	-2.12%
Voya Russell™ Small Cap Index Portfolio - Class I													
2015		2,082	$15.26	to	$17.37	$33,953	1.07%	0.00%	to	1.70%	-6.13%	to	-4.56%
2014		1,730	$16.31	to	$18.20	$29,802	0.98%	0.00%	to	1.65%	3.23%	to	4.96%
2013		1,437	$15.67	to	$17.34	$23,761	1.25%	0.00%	to	1.80%	36.26%	to	38.72%
2012		1,049	$11.50	to	$12.50	$12,589	0.79%	0.00%	to	1.80%	13.97%	to	16.06%
2011		648	$10.09	to	$10.77	$6,728	0.90%	0.00%	to	1.80%	-5.61%	to	-3.93%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Small Company Portfolio - Class I													
2015		3,689	$16.01	to	$56.17	$140,805	0.50%	0.00%	to	1.50%	-2.27%	to	-0.76%
2014		3,880	$16.28	to	$56.62	$151,114	0.35%	0.00%	to	1.50%	4.94%	to	6.51%
2013		4,235	$15.42	to	$52.98	$155,627	0.51%	0.00%	to	1.50%	35.67%	to	37.83%
2012		4,493	$11.29	to	$38.48	$122,521	0.41%	0.00%	to	1.50%	12.81%	to	14.53%
2011		4,827	$9.95	to	$33.68	$116,910	0.40%	0.00%	to	1.50%	-3.94%	to	-2.48%
Voya Small Company Portfolio - Class S													
2015		15		$21.06		$314	0.33%		0.35%			-1.40%	
2014		14		$21.36		$301	-		0.35%			5.90%	
2013		15		$20.17		$299	0.40%		0.35%			36.93%	
2012		14		$14.73		$207	-		0.35%			13.83%	
2011		14		$12.94		$184	-		0.35%			-3.00%	
Voya U.S. Bond Index Portfolio - Class I													
2015		1,070	$11.58	to	$13.27	$13,331	2.29%	0.00%	to	1.80%	-1.53%	to	0.23%
2014		982	$11.76	to	$13.24	$12,284	1.95%	0.00%	to	1.80%	3.89%	to	5.75%
2013		777	$11.32	to	$12.52	$9,263	1.91%	0.00%	to	1.80%	-4.31%	to	-2.57%
2012		937	$11.83	to	$12.85	$11,539	2.32%	0.00%	to	1.80%	2.30%	to	3.88%
2011		794	$11.71	to	$12.37	$9,456	2.02%	0.00%	to	1.50%	5.58%	to	7.19%
Voya MidCap Opportunities Portfolio - Class I													
2015		5,335	$12.94	to	$31.21	$128,449	-	0.00%	to	1.50%	-0.97%	to	0.52%
2014		5,371	$13.03	to	$31.20	$131,603	0.41%	0.00%	to	1.50%	7.23%	to	8.85%
2013		5,043	$12.14	to	$28.81	$113,492	0.04%	0.00%	to	1.50%	29.99%	to	31.99%
2012		2,646	$9.83	to	$21.94	$49,515	0.59%	0.00%	to	1.50%	12.48%	to	14.21%
2011		1,972	$11.38	to	$19.31	$32,603	-	0.00%	to	1.50%	-1.94%	to	-0.51%
Voya MidCap Opportunities Portfolio - Class S													
2015		60	$18.35	to	$25.17	$1,232	-	0.20%	to	1.55%	-1.29%	to	0.05%
2014		67	$18.59	to	$25.19	$1,396	0.29%	0.20%	to	1.55%	6.90%	to	8.16%
2013		74	$17.39	to	$23.29	$1,401	-	0.00%	to	1.55%	29.68%	to	31.62%
2012		122	$13.41	to	$17.75	$1,742	0.42%	0.00%	to	1.55%	12.33%	to	13.94%
2011		164	$12.00	to	$15.64	$2,056	-	0.00%	to	1.35%	-2.12%	to	-0.97%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya SmallCap Opportunities Portfolio - Class I													
2015		3,040	$10.82	to	$28.65	$50,351	-	0.00%	to	1.65%	-2.35%	to	-0.91%
2014		2,382	$11.05	to	$28.97	$42,392	-	0.00%	to	1.75%	4.01%	to	5.63%
2013		2,427	$13.46	to	$27.49	$41,575	-	0.00%	to	1.50%	37.03%	to	39.05%
2012		2,283	$9.77	to	$19.73	$28,744	-	0.00%	to	1.75%	13.45%	to	14.88%
2011		1,989	$10.26	to	$17.18	$21,998	-	0.20%	to	1.50%	-0.68%	to	0.60%
Voya SmallCap Opportunities Portfolio - Class S													
2015		5		$23.06		$121	-		0.35%			-1.50%	
2014		6		$23.41		$139	-		0.35%			4.98%	
2013		5		$22.30		$108	-		0.35%			38.25%	
2012		5		$16.13		$80	-		0.35%			14.56%	
2011		6		$14.08		$86	-		0.35%			0.14%	
Wanger International													
2015		3,634	$10.93	to	$13.07	$44,253	1.50%	0.00%	to	1.50%	-1.37%	to	0.09%
2014		3,757	$11.02	to	$13.06	$46,020	1.53%	0.00%	to	1.60%	-5.94%	to	-4.35%
2013		3,586	$11.63	to	$13.66	$46,354	2.71%	0.00%	to	1.60%	20.51%	to	22.40%
2012		3,149	$9.59	to	$11.16	$33,558	1.33%	0.00%	to	1.60%	19.74%	to	21.64%
2011		2,787	$7.96	to	$9.18	$24,628	5.06%	0.00%	to	1.50%	-15.91%	to	-14.60%
Wanger Select													
2015		2,867	$12.91	to	$24.20	$62,371	0.01%	0.00%	to	1.65%	-1.22%	to	0.25%
2014		3,331	$12.99	to	$24.14	$73,151	-	0.00%	to	1.75%	1.39%	to	3.43%
2013		4,455	$12.71	to	$23.40	$96,025	0.28%	0.00%	to	1.75%	32.27%	to	34.62%
2012		5,096	$9.53	to	$17.39	$82,307	0.44%	0.00%	to	1.75%	16.36%	to	18.47%
2011		5,695	$8.12	to	$14.68	$78,376	2.26%	0.00%	to	1.75%	-19.10%	to	-17.67%
Wanger USA													
2015		2,789	$13.50	to	$25.50	$64,131	-	0.00%	to	1.75%	-2.34%	to	-0.60%
2014		2,947	$13.70	to	$25.84	$68,668	-	0.00%	to	1.75%	2.96%	to	4.79%
2013		3,280	$13.20	to	$24.83	$73,254	0.14%	0.00%	to	1.75%	31.46%	to	33.78%
2012		3,344	$9.97	to	$18.69	$56,213	0.36%	0.00%	to	1.75%	18.15%	to	20.04%
2011		2,848	$9.63	to	$15.69	$40,134	-	0.00%	to	1.50%	-4.88%	to	-3.46%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Washington Mutual Investors Fund[SM] - Class R-3													
2015		148	$17.47	to	$21.02	$2,936	1.77%	0.00%	to	1.55%	-2.07%	to	-0.47%
2014		242	$17.84	to	$21.12	$4,859	1.46%	0.00%	to	1.55%	9.11%	to	10.81%
2013		260	$16.35	to	$19.06	$4,722	1.98%	0.00%	to	1.55%	29.45%	to	31.45%
2012		317	$12.63	to	$14.50	$4,381	1.92%	0.00%	to	1.55%	10.40%	to	12.06%
2011		361	$11.44	to	$12.94	$4,465	1.96%	0.00%	to	1.55%	5.05%	to	6.68%
Washington Mutual Investors Fund[SM] - Class R-4													
2015		6,613	$14.36	to	$21.69	$127,190	1.96%	0.00%	to	1.50%	-1.71%	to	-0.26%
2014		6,771	$14.52	to	$21.76	$132,246	1.70%	0.00%	to	1.50%	9.53%	to	11.16%
2013		6,678	$13.18	to	$19.59	$118,569	2.35%	0.00%	to	1.50%	29.82%	to	31.93%
2012		6,972	$10.09	to	$14.88	$94,956	2.25%	0.00%	to	1.50%	10.80%	to	12.47%
2011		7,177	$9.05	to	$13.14	$87,837	2.21%	0.00%	to	1.50%	5.41%	to	6.90%
Wells Fargo Small Cap Value Fund - Class A													
2015		7	$13.37			$95	-	1.00%			-11.57%		
2014		7	$15.12			$108	0.90%	1.00%			2.44%		
2013		8	$14.76			$115	-	1.00%			13.80%		
2012		10	$12.97			$135	0.82%	1.00%			12.00%		
2011		9	$11.58			$108	-	1.00%			-8.46%		
Wells Fargo Special Small Cap Value Fund - Class A													
2015		3,031	$15.07	to	$39.80	$103,636	0.69%	0.00%	to	1.50%	-5.98%	to	-4.58%
2014		3,271	$15.93	to	$41.74	$118,489	0.75%	0.00%	to	1.50%	5.77%	to	7.34%
2013		3,477	$14.97	to	$38.91	$118,565	0.12%	0.00%	to	1.50%	36.00%	to	38.06%
2012		3,766	$10.94	to	$28.21	$94,083	-	0.00%	to	1.50%	11.78%	to	13.50%
2011		4,004	$9.73	to	$24.89	$89,066	-	0.00%	to	1.55%	-3.69%	to	-2.15%

(a) As investment Division had no investments until 2011, this data is not meaningful and is therefore not presented.

(b) As investment Division had no investments until 2012, this data is not meaningful and is therefore not presented.

(c) As investment Division had no investments until 2013, this data is not meaningful and is therefore not presented.

(d) As investment Division had no investments until 2014, this data is not meaningful and is therefore not presented.

(e) As investment Division had no investments until 2015, this data is not meaningful and is therefore not presented.

(f) As investment Division is wholly comprised of new contracts at the end of the year, this data is not meaningful and is therefore not presented.

A The Fund Inception Date represents the first date the fund received money.

B The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

C The Expense Ratio considers only the annualized contract expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal to the mortality and expense, administrative, and other charges, as defined in the Charges and Fees note. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

D Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)

Report of Independent Registered Public Accounting Firm

The Board of Directors
Voya Retirement Insurance and Annuity Company

We have audited the accompanying consolidated balance sheets of Voya Retirement Insurance and Annuity Company and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Voya Retirement Insurance and Annuity Company and subsidiaries at December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Boston, Massachusetts
March 18, 2016

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Balance Sheets
December 31, 2015 and 2014
(In millions, except share and per share data)

	As of December 31,	
	2015	**2014**
Assets		
Investments:		
Fixed maturities, available-for-sale, at fair value (amortized cost of $20,747.1 as of 2015 and $19,085.0 as of 2014)	$ 21,211.6	$ 20,655.6
Fixed maturities, at fair value using the fair value option	798.0	725.7
Equity securities, available-for-sale, at fair value (cost of $116.7 as of 2015 and $107.4 as of 2014)	131.3	121.9
Short-term investments	—	241.5
Mortgage loans on real estate, net of valuation allowance of $1.2 as of 2015 and $1.1 as of 2014	3,729.1	3,513.0
Policy loans	229.8	239.1
Limited partnerships/corporations	298.5	248.4
Derivatives	450.3	562.0
Securities pledged (amortized cost of $252.3 as of 2015 and $224.4 as of 2014)	249.2	235.3
Total investments	27,097.8	26,542.5
Cash and cash equivalents	661.1	481.2
Short-term investments under securities loan agreements, including collateral delivered	241.5	325.4
Accrued investment income	295.3	285.2
Reinsurance recoverable	1,838.8	1,929.5
Deferred policy acquisition costs, Value of business acquired and Sales inducements to contract owners	1,244.7	939.1
Notes receivable from affiliate	175.0	175.0
Current income tax recoverable	10.5	10.1
Due from affiliates	56.0	60.6
Property and equipment	71.3	74.8
Other assets	167.0	170.0
Assets held in separate accounts	58,910.6	62,808.1
Total assets	$ 90,769.6	$ 93,801.5

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Balance Sheets
December 31, 2015 and 2014
(In millions, except share and per share data)

| | As of December 31, | |
	2015	2014
Liabilities and Shareholder's Equity		
Future policy benefits and contract owner account balances	$ 27,068.0	$ 25,129.9
Payable for securities purchased	52.5	12.1
Payables under securities loan agreements, including collateral held	541.3	617.1
Long-term debt	4.9	4.9
Due to affiliates	132.2	111.1
Derivatives	115.1	217.0
Deferred income taxes	133.0	367.5
Other liabilities	443.0	572.0
Liabilities related to separate accounts	58,910.6	62,808.1
Total liabilities	87,400.6	89,839.7
Commitments and Contingencies (Note 13)		
Shareholder's equity:		
Common stock (100,000 shares authorized, 55,000 issued and outstanding as of 2015 and 2014; $50 par value per share)	2.8	2.8
Additional paid-in capital	3,272.6	3,583.9
Accumulated other comprehensive income (loss)	386.8	841.5
Retained earnings (deficit)	(293.2)	(466.4)
Total shareholder's equity	3,369.0	3,961.8
Total liabilities and shareholder's equity	$ 90,769.6	$ 93,801.5

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Operations
For the Years Ended December 31, 2015, 2014 and 2013
(In millions)

		Year Ended December 31,	
	2015	**2014**	**2013**
Revenues:			
Net investment income	$ 1,409.8	$ 1,389.4	$ 1,367.0
Fee income	765.3	784.1	744.3
Premiums	657.1	88.8	37.3
Broker-dealer commission revenue	229.7	244.9	242.1
Net realized capital gains (losses):			
Total other-than-temporary impairments	(44.7)	(7.1)	(9.4)
Less: Portion of other-than-temporary impairments recognized in Other comprehensive income (loss)	1.2	—	(3.5)
Net other-than-temporary impairments recognized in earnings	(45.9)	(7.1)	(5.9)
Other net realized capital gains (losses)	(231.3)	(132.5)	(136.3)
Total net realized capital gains (losses)	(277.2)	(139.6)	(142.2)
Other revenue	(1.6)	4.4	(1.8)
Total revenues	2,783.1	2,372.0	2,246.7
Benefits and expenses:			
Interest credited and other benefits to contract owners/ policyholders	1,422.3	927.8	747.1
Operating expenses	772.5	783.9	708.7
Broker-dealer commission expense	229.7	244.9	242.1
Net amortization of Deferred policy acquisition costs and Value of business acquired	132.6	109.2	58.3
Total benefits and expenses	2,557.1	2,065.8	1,756.2
Income (loss) before income taxes	226.0	306.2	490.5
Income tax expense (benefit)	52.8	74.5	207.0
Net income (loss)	$ 173.2	$ 231.7	$ 283.5

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2015, 2014 and 2013
(In millions)

	Year Ended December 31,		
	2015	**2014**	**2013**
Net income (loss)	$ 173.2	$ 231.7	$ 283.5
Other comprehensive income (loss), before tax:			
Unrealized gains/losses on securities	(693.4)	531.8	(907.4)
Other-than-temporary impairments	2.8	5.1	2.7
Pension and other postretirement benefits liability	(2.3)	(2.2)	(2.2)
Other comprehensive income (loss), before tax	(692.9)	534.7	(906.9)
Income tax expense (benefit) related to items of other comprehensive income (loss)	(238.2)	188.6	(379.3)
Other comprehensive income (loss), after tax	(454.7)	346.1	(527.6)
Comprehensive income (loss)	$ (281.5)	$ 577.8	$ (244.1)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Changes in Shareholder's Equity
For the Years Ended December 31, 2015, 2014 and 2013
(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance as of January 1, 2013	$ 2.8	$ 4,217.2	$ 1,023.0	$ (981.6)	$ 4,261.4
Comprehensive income (loss):					
Net income (loss)	—	—	—	283.5	283.5
Other comprehensive income (loss), after tax	—	—	(527.6)	—	(527.6)
Total comprehensive income (loss)					(244.1)
Dividends paid and distributions of capital	—	(264.0)	—	—	(264.0)
Employee related benefits	—	0.1	—	—	0.1
Balance as of December 31, 2013	2.8	3,953.3	495.4	(698.1)	3,753.4
Comprehensive income (loss):					
Net income (loss)	—	—	—	231.7	231.7
Other comprehensive income (loss), after tax	—	—	346.1	—	346.1
Total comprehensive income (loss)					577.8
Dividends paid and distributions of capital	—	(371.0)	—	—	(371.0)
Employee related benefits	—	1.6	—	—	1.6
Balance as of December 31, 2014	2.8	3,583.9	841.5	(466.4)	3,961.8
Comprehensive income (loss):					
Net income (loss)	—	—	—	173.2	173.2
Other comprehensive income (loss), after tax	—	—	(454.7)	—	(454.7)
Total comprehensive income (loss)					(281.5)
Dividends paid and distributions of capital	—	(321.0)	—	—	(321.0)
Employee related benefits	—	9.7	—	—	9.7
Balance as of December 31, 2015	$ 2.8	$ 3,272.6	$ 386.8	$ (293.2)	$ 3,369.0

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2015, 2014 and 2013
(In millions)

	Year Ended December 31,		
	2015	2014	2013
Cash Flows from Operating Activities:			
Net income (loss)	$ 173.2	$ 231.7	$ 283.5
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Capitalization of deferred policy acquisition costs, value of business acquired and sales inducements	(83.5)	(77.4)	(79.5)
Net amortization of deferred policy acquisition costs, value of business acquired and sales inducements	133.9	110.9	60.1
Net accretion/amortization of discount/premium	7.1	9.6	24.4
Future policy benefits, claims reserves and interest credited	1,193.5	616.7	559.9
Deferred income tax (benefit) expense	(1.3)	(11.2)	62.3
Net realized capital losses	277.2	139.6	142.2
Depreciation	3.6	3.6	3.6
Change in:			
Accrued investment income	(10.1)	(0.2)	(12.0)
Reinsurance recoverable	90.7	87.1	137.1
Other receivables and asset accruals	2.0	(59.0)	(7.3)
Due to/from affiliates	25.7	(8.2)	63.4
Other payables and accruals	(56.8)	71.0	(114.9)
Other, net	0.2	(10.6)	(18.5)
Net cash provided by operating activities	1,755.4	1,103.6	1,104.3
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, disposal or redemption of:			
Fixed maturities	3,372.8	3,071.1	3,618.7
Equity securities, available-for-sale	17.4	14.1	0.7
Mortgage loans on real estate	557.2	504.6	270.9
Limited partnerships/corporations	47.8	43.9	35.1
Acquisition of:			
Fixed maturities	(5,257.7)	(3,300.6)	(4,368.6)
Equity securities, available-for-sale	(28.0)	—	(9.2)
Mortgage loans on real estate	(773.3)	(621.3)	(794.2)
Limited partnerships/corporations	(95.7)	(103.1)	(20.0)
Derivatives, net	(46.7)	(25.2)	(276.6)
Policy loans, net	9.3	2.9	(1.1)
Short-term investments, net	241.5	(226.4)	664.9
Collateral received (delivered), net	8.1	163.1	(38.5)
Purchases of fixed assets, net	(0.1)	—	(0.2)
Net cash used in investing activities	(1,947.4)	(476.9)	(918.1)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2015, 2014 and 2013
(In millions)

		Year Ended December 31,				
		2015		**2014**		**2013**
Cash Flows from Financing Activities:						
Deposits received for investment contracts	$	3,195.1	$	2,355.5	$	2,723.4
Maturities and withdrawals from investment contracts		(2,439.7)		(2,580.4)		(2,709.3)
Receipts on deposit contracts		—		124.7		87.1
Settlements on deposit contracts		(63.2)		(54.9)		(7.9)
Excess tax benefits on share-based compensation		0.7		1.7		—
Dividends paid and return of capital distribution		(321.0)		(371.0)		(264.0)
Net cash provided by (used in) financing activities		371.9		(524.4)		(170.7)
Net increase in cash and cash equivalents		179.9		102.3		15.5
Cash and cash equivalents, beginning of period		481.2		378.9		363.4
Cash and cash equivalents, end of period	$	661.1	$	481.2	$	378.9
Supplemental cash flow information:						
Income taxes paid (received), net	$	54.2	$	168.3	$	102.6
Interest paid		0.1		—		—

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

1.   Business, Basis of Presentation and Significant Accounting Policies

Business

Voya Retirement Insurance and Annuity Company ("VRIAC") is a stock life insurance company domiciled in the State of Connecticut. VRIAC and its wholly owned subsidiaries (collectively, "the Company") provide financial products and services in the United States. VRIAC is authorized to conduct its insurance business in all states and in the District of Columbia and in Guam, Puerto Rico and the Virgin Islands.

Prior to May 2013, Voya Financial, Inc., together with its subsidiaries, including the Company was an indirect, wholly owned subsidiary of ING Groep N.V. ("ING Group" or "ING"), a global financial services holding company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange. In 2009, ING Group announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya Financial, Inc., together with its subsidiaries, including the Company. On April 11, 2013, Voya Financial, Inc. announced plans to rebrand as Voya Financial. On May 2, 2013, the common stock of Voya Financial, Inc. began trading on the New York Stock Exchange under the symbol "VOYA." On May 7, 2013 and May 31, 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale by Voya Financial, Inc. of 30,769,230 shares of common stock and the sale by ING Insurance International B.V. ("ING International"), an indirect wholly owned subsidiary of ING Group and previously the sole stockholder of Voya Financial, Inc., of 44,201,773 shares of outstanding common stock of Voya Financial, Inc. (collectively, the "IPO"). On September 30, 2013, ING International transferred all of its shares of Voya Financial, Inc. common stock to ING Group.

On October 29, 2013, ING Group completed a sale of 37,950,000 shares of common stock of Voya Financial, Inc. in a registered public offering ("Secondary Offering"), reducing ING Group's ownership of Voya Financial, Inc. to 57%.

Throughout 2014, ING Group completed the sale of an aggregate of 82,783,006 shares of common stock of Voya Financial, Inc. in a series of registered public offerings. Also during 2014, pursuant to the terms of share repurchase agreements between ING Group and Voya Financial, Inc., Voya Financial, Inc. acquired 19,447,847 shares of its common stock from ING Group. As of the end of 2014, ING Group's ownership of Voya Financial, Inc. had been reduced to approximately 19%.

In March of 2015, ING Group completed a sale of 32,018,100 shares of common stock of Voya Financial, Inc. in a registered public offering. Concurrently with this offering, pursuant to the terms of a share repurchase agreement between ING Group and Voya Financial, Inc., Voya Financial, Inc. acquired 13,599,274 shares of its common stock from ING Group.

As a result of these transactions, ING Group satisfied the provisions of its agreement with the European Union regarding the divestment of its U.S. insurance and investment operations, which required ING Group to divest 100% of its ownership interest in Voya Financial, Inc. together with its subsidiaries, including the Company by the end of 2016. ING Group continues to hold warrants to purchase up to 26,050,846 shares of Voya Financial, Inc. common stock at an exercise price of $48.75, in each case subject to adjustments.

VRIAC is a direct, wholly owned subsidiary of Voya Holdings Inc. ("Parent"), which is a direct, wholly owned subsidiary of Voya Financial, Inc.

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, 457 and 501, as well as nonqualified deferred compensation plans and related services. The Company's products are offered primarily to employer-sponsored groups in the health care, government and education markets (collectively "tax exempt markets"), small to mid-sized corporations, pension plans and individuals. The Company also provides stable value investment options, including separate account guaranteed investment contracts (e.g., GICs) and synthetic GICs, to institutional clients. Additionally, the Company provides pension risk transfer solutions to institutional customers who may or may not utilize our other products and are looking to transfer their defined benefit plan obligations to the Company. The Company's products are generally distributed through pension professionals, independent agents and brokers, third-party administrators, banks, consultants, dedicated career agents associated with Voya Financial, Inc.'s retail broker-dealer, Voya Financial Advisors, Inc. ("Voya Financial Advisors") and financial planners.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Products offered by the Company include deferred and immediate (i.e., payout) annuity contracts. Company products also include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services, participant education, and retirement readiness planning tools along with a variety of investment options, including proprietary and non-proprietary mutual funds and variable and fixed investment options. In addition, the Company offers wrapper agreements entered into with retirement plans, which contain certain benefit responsive guarantees (i.e., guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. Stable value products and pension risk transfer solutions are also provided to institutional plan sponsors where we may or may not be providing other employer sponsored products and services.

The Company has one operating segment.

Basis of Presentation

The accompanying Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

The Consolidated Financial Statements include the accounts of VRIAC and its wholly owned subsidiaries, Voya Financial Partners, LLC ("VFP") and Directed Services LLC ("DSL"). Intercompany transactions and balances have been eliminated.

Certain immaterial reclassifications have been made to prior year financial information to conform to the current year classifications.

Significant Accounting Policies

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

The Company has identified the following accounts and policies as the most significant in that they involve a higher degree of judgment, are subject to a significant degree of variability and/or contain significant accounting estimates:

- Reserves for future policy benefits;
- Deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA");
- Valuation of investments and derivatives;
- Impairments;
- Income taxes; and
- Contingencies

Fair Value Measurement

The Company measures the fair value of its financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset or nonperformance risk, including the Company's own credit risk. The estimate of fair value is the price that would be received to sell an asset or transfer a liability ("exit price") in an orderly transaction between market participants in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. The Company uses a number of valuation sources to determine the fair values of its financial assets and liabilities, including quoted market prices, third-party commercial pricing services, third-party brokers, industry-standard, vendor-provided software that models the value based on market observable inputs, and other internal modeling techniques based on projected cash flows.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Investments

The accounting policies for the Company's principal investments are as follows:

Fixed Maturities and Equity Securities: The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the fair value option ("FVO"). Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Accumulated other comprehensive income (loss) ("AOCI") and presented net of related changes in DAC, VOBA and Deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Consolidated Statements of Operations. Certain collateralized mortgage obligations ("CMOs"), primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date. Investment gains and losses on sales of securities are generally determined on a first-in-first-out ("FIFO") basis.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. Such dividends and interest income are recorded in Net investment income in the Consolidated Statements of Operations.

Included within fixed maturities are loan-backed securities, including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and asset-backed securities ("ABS"). Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single-class and multi-class mortgage-backed securities ("MBS") and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers, and based on management's knowledge of the current market. For prepayment-sensitive securities such as interest-only and principal-only strips, inverse floaters and credit-sensitive MBS and ABS securities, which represent beneficial interests in securitized financial assets that are not of high credit quality or that have been credit impaired, the effective yield is recalculated on a prospective basis. For all other MBS and ABS, the effective yield is recalculated on a retrospective basis.

Short-term Investments: Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase.   These investments are stated at fair value.

Assets Held in Separate Accounts: Assets held in separate accounts are reported at the fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments, cash and fixed maturities.

Mortgage Loans on Real Estate: The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses. If a mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lower of either the present value of expected cash flows from the loan, discounted at the loan's original purchase yield, or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Property obtained from foreclosed mortgage loans is recorded in Other investments on the Consolidated Balance Sheets.

Mortgage loans are evaluated by the Company's investment professionals, including an appraisal of loan-specific credit quality, property characteristics and market trends. Loan performance is continuously monitored on a loan-specific basis throughout the year. The Company's review includes submitted appraisals, operating statements, rent revenues and annual inspection reports,

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

Mortgages are rated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due.

Commercial loans are placed on non-accrual status when 90 days in arrears if the Company has concerns regarding the collectability of future payments, or if a loan has matured without being paid off or extended. Factors considered may include conversations with the borrower, loss of major tenant, bankruptcy of borrower or major tenant, decreased property cash flow, number of days past due, or various other circumstances. Based on an assessment as to the collectability of the principal, a determination is made either to apply against the book value or apply according to the contractual terms of the loan. Funds recovered in excess of book value would then be applied to recover expenses, impairments, and then interest. Accrual of interest resumes after factors resulting in doubts about collectability have improved.

The Company records an allowance for probable losses incurred on non-impaired loans on an aggregate basis, rather than specifically identified probable losses incurred by individual loan.

Policy Loans: Policy loans are carried at an amount equal to the unpaid balance. Interest income on such loans is recorded as earned in Net investment income using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as these loans are collateralized by the cash surrender value of the associated insurance contracts. Any unpaid principal or interest on the loan is deducted from the account value or the death benefit prior to settlement of the policy.

Limited Partnerships/Corporations: The Company uses the equity method of accounting for investments in limited partnership interests, which consists primarily of private equities and hedge funds. Generally, the Company records its share of earnings using a lag methodology, relying on the most recent financial information available, generally not to exceed three months. The Company's earnings from limited partnership interests accounted for under the equity method are recorded in Net investment income.

Securities Lending: The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions, through a lending agent, for short periods of time. The Company has the right to approve any institution with whom the lending agent transacts on its behalf. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. The lending agent retains the collateral and invests it in short-term liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. The lending agent indemnifies the Company against losses resulting from the failure of a counterparty to return securities pledged where collateral is insufficient to cover the loss.

Impairments

The Company evaluates its available-for-sale general account investments quarterly to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. This evaluation process entails considerable judgment and estimation. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes and changes in ratings of the security. An extended and severe unrealized loss position on a fixed maturity may not have any impact on: (a) the ability of the issuer to service all scheduled interest and principal payments and (b) the evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected. In contrast, for certain equity securities, the Company gives greater weight and consideration to a decline in market value and the likelihood such market value decline will recover.

When assessing the Company's intent to sell a security or if it is more likely than not it will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow or capital needs.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

When the Company has determined it has the intent to sell or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost ("intent impairment"), the individual security is written down from amortized cost to fair value, and a corresponding charge is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations as an other-than-temporary impairment ("OTTI"). If the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss).

The Company uses the following methodology and significant inputs to determine the amount of the OTTI credit loss:

- When determining collectability and the period over which the value is expected to recover for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company applies the same considerations utilized in its overall impairment evaluation process, which incorporates information regarding the specific security, the industry and geographic area in which the issuer operates and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from the Company's best estimates of likely scenario-based outcomes, after giving consideration to a variety of variables that includes, but is not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.
- Additional considerations are made when assessing the unique features that apply to certain structured securities, such as subprime, Alt-A, non-agency RMBS, CMBS and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; loan-to-value ratios; debt service coverage ratios; current and forecasted loss severity; consideration of the payment terms of the underlying assets backing a particular security; and the payment priority within the tranche structure of the security.
- When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, the Company considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process, which incorporates available information and the Company's best estimate of scenario-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates; and the overall macroeconomic conditions.
- The Company performs a discounted cash flow analysis comparing the current amortized cost of a security to the present value of future cash flows expected to be received, including estimated defaults and prepayments. The discount rate is generally the effective interest rate of the fixed maturity prior to impairment.

In periods subsequent to the recognition of the credit related impairment components of OTTI on a fixed maturity, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into Net investment income over the remaining term of the fixed maturity in a prospective manner based on the amount and timing of estimated future cash flows.

Derivatives

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement.

The Company enters into interest rate, equity market, credit default and currency contracts, including swaps, futures, forwards, caps, floors and options, to reduce and manage various risks associated with changes in value, yield, price, cash flow or exchange

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value. Changes in the fair value of derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (a) a hedge of the exposure to changes in the estimated fair value of a recognized asset or liability or an identified portion thereof that is attributable to a particular risk ("fair value hedge") or (b) a hedge of a forecasted transaction or of the variability of cash flows that is attributable to interest rate risk to be received or paid related to a recognized asset or liability ("cash flow hedge"). In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

- *Fair Value Hedge*: For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument, as well as the hedged item, to the extent of the risk being hedged, are recognized in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

- *Cash Flow Hedge*: For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into earnings in the same periods during which the hedged transaction impacts earnings in the same line item associated with the forecasted transaction. The ineffective portion of the derivative's change in value, if any, along with any of the derivative's change in value that is excluded from the assessment of hedge effectiveness, are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

When hedge accounting is discontinued because it is determined that the derivative is no longer expected to be highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with subsequent changes in estimated fair value recognized currently in Other net realized capital gains (losses). The carrying value of the hedged asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in Other comprehensive income (loss) related to discontinued cash flow hedges are released into the Consolidated Statements of Operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with changes in estimated fair value recognized currently in Other net realized capital gains (losses). Derivative gains and losses recorded in Other comprehensive income (loss) pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in Other net realized capital gains (losses).

The Company also has investments in certain fixed maturities and has issued certain annuity products that contain embedded derivatives whose fair value is at least partially determined by levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets or credit ratings/spreads. Embedded derivatives within fixed maturities are included with the host contract on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Embedded derivatives within certain annuity products are included in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

In addition, the Company has entered into reinsurance agreements, accounted for under the deposit method, that contain embedded derivatives, the fair value of which is based on the change in the fair value of the underlying assets held in trust. The embedded derivatives within the reinsurance agreements are reported in Other liabilities on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Cash and cash equivalents are stated at fair value.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation, and are included in Other assets on the Consolidated Balance Sheets. Expenditures for replacements and major improvements are capitalized; maintenance and repair expenditures are expensed as incurred. Depreciation on property and equipment is provided on a straight-line basis over the estimated useful lives of the assets, which generally range from 3 to 40 years, with the exception of land and artwork which are not depreciated.

Deferred Policy Acquisition Costs and Value of Business Acquired

DAC represents policy acquisition costs that have been capitalized and are subject to amortization and interest. Capitalized costs are incremental, direct costs of contract acquisition and certain other costs related directly to successful acquisition activities. Such costs consist principally of commissions, underwriting, sales and contract issuance and processing expenses directly related to the successful acquisition of new and renewal business. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged to expense as incurred. VOBA represents the outstanding value of in-force business acquired and is subject to amortization and interest. The value is based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition and increased for subsequent deferrable expenses on purchased policies. DAC and VOBA are adjusted for the impact of unrealized capital gains (losses) on investments, as if such gains (losses) have been realized, with corresponding adjustments included in AOCI.

Amortization Methodologies
The Company amortizes DAC and VOBA related to fixed and variable deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. Assumptions as to mortality, persistency, interest crediting rates, fee income, returns associated with separate account performance, impact of hedge performance, expenses to administer the business and certain economic variables, such as inflation, are based on the Company's experience and overall capital markets. At each valuation date, estimated gross profits are updated with actual gross profits, and the assumptions underlying future estimated gross profits are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance ("unlocking").

Recoverability testing is performed for current issue year products to determine if gross profits are sufficient to cover DAC and VOBA, estimated benefits and related expenses. In subsequent years, the Company performs testing to assess the recoverability of DAC and VOBA on an annual basis, or more frequently if circumstances indicate a potential loss recognition issue exists. If DAC or VOBA are not deemed recoverable from future gross profits, charges will be applied against DAC or VOBA balances before an additional reserve is established.

Internal Replacements
Contract owners may periodically exchange one contract for another, or make modifications to an existing contract. These transactions are identified as internal replacements. Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

DAC and VOBA related to the replaced contracts are written off to Net amortization of Deferred policy acquisition costs and Value of business acquired in the Consolidated Statements of Operations.

Assumptions
Changes in assumptions can have a significant impact on DAC and VOBA balances, amortization rates, reserve levels, and results of operations. Assumptions are management's best estimate of future outcome.

Several assumptions are considered significant in the estimation of gross profits associated with the Company's variable products. One significant assumption is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. The Company's practice assumes that intermediate-term appreciation in equity markets reverts to the long-term appreciation in equity markets ("reversion to the mean"). The Company monitors market events and only changes the assumption when sustained deviations are expected. This methodology incorporates a 9% long-term equity return assumption, a 14% cap and a five-year look-forward period.

Other significant assumptions used in the estimation of gross profits for products with credited rates include interest rate spreads and credit losses. Estimated gross profits of variable annuity contracts are sensitive to estimated policyholder behavior assumptions, such as surrender, lapse and annuitization rates.

Future Policy Benefits and Contract Owner Accounts

Future Policy Benefits
The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations, including estimates of unpaid claims and claims that the Company believes have been incurred but have not yet been reported as of the balance sheet date. The principal assumptions used to establish liabilities for future policy benefits are based on Company experience and periodically reviewed against industry standards. These assumptions include mortality, morbidity, policy lapse, contract renewal, payment of subsequent premiums or deposits by the contract owner, retirement, investment returns, inflation, benefit utilization and expenses. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

Reserves for payout contracts with life contingencies are equal to the present value of expected future payments. Assumptions as to interest rates, mortality and expenses are based on the Company's experience at the period the policy is sold or acquired, including a provision for adverse deviation. Such assumptions generally vary by annuity plan type, year of issue and policy duration. Interest rates used to calculate the present value of future benefits ranged from 1.0% to 6.5%.

Although assumptions are "locked-in" upon the issuance of payout contracts with life contingencies, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves are determined based on best estimate assumptions that exist at the time the premium deficiency reserve is established and do not include a provision for adverse deviation.

Contract Owner Account Balances
Contract owner account balances relate to investment-type contracts, as follows:

- Account balances for fixed annuities and payout contracts without life contingencies are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Credited interest rates vary by product and ranged up to 8.0% for the years 2015, 2014 and 2013. Account balances for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.
- For fixed-indexed annuity contracts ("FIAs"), the aggregate initial liability is equal to the deposit received, plus a bonus, if applicable, and is split into a host component and an embedded derivative component. Thereafter, the host liability accumulates at a set interest rate, and the embedded derivative liability is recognized at fair value.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Product Guarantees and Additional Reserves

The Company calculates additional reserve liabilities for certain variable annuity guaranteed benefits and variable funding products. The Company periodically evaluates its estimates and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

GMDB: Reserves for annuity guaranteed minimum death benefits ("GMDB") are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Expected experience is based on a range of scenarios. Assumptions used, such as the long-term equity market return, lapse rate and mortality, are consistent with assumptions used in estimating gross profits for the purpose of amortizing DAC. The assumptions of investment performance and volatility are consistent with the historical experience of the appropriate underlying equity index, such as the Standard & Poor's ("S&P") 500 Index. Reserves for GMDB are recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in reserves for GMDB are reported in Interest credited and other benefits to contract owner/policyholders in the Consolidated Statements of Operations.

FIA: The Company issues FIAs which contain embedded derivatives that are measured at estimated fair value separately from the host contracts. Such embedded derivatives are recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in estimated fair value, along with attributed fees collected or payments made, are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The estimated fair value of the embedded derivative in the FIA contracts is based on the present value of the excess of interest payments to the contract owners over the growth in the minimum guaranteed contract value. The excess interest payments are determined as the excess of projected index driven benefits over the projected guaranteed benefits. The projection horizon is over the anticipated life of the related contracts, which takes into account best estimate actuarial assumptions, such as partial withdrawals, full surrenders, deaths, annuitizations and maturities.

Stabilizer and MCG: Guaranteed credited rates give rise to an embedded derivative in the Stabilizer products and a stand-alone derivative for managed custody guarantee products ("MCG"). These derivatives are measured at estimated fair value and recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in estimated fair value, along with attributed fees collected, are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The estimated fair value of the Stabilizer embedded derivative and MCG contracts is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are projected under multiple capital market scenarios using observable risk-free rates and other best estimate assumptions.

The liabilities for the FIA and Stabilizer embedded derivatives and the MCG stand-alone derivative include a risk margin to capture uncertainties related to policyholder behavior assumptions. The margin represents additional compensation a market participant would require to assume these risks.

The discount rate used to determine the fair value of the liabilities for FIA and Stabilizer embedded derivatives and the MCG stand-alone derivative includes an adjustment to reflect the risk that these obligations will not be fulfilled ("nonperformance risk").

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contract owners or participants who bear the investment risk, subject, in limited cases, to minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contract owners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contract owner or participant under a contract, in shares of mutual funds that are managed by the Company, or its affiliates, or in other selected mutual funds not managed by the Company, or its affiliates.

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

- Such separate accounts are legally recognized;
- Assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
- Investments are directed by the contract owner or participant; and
- All investment performance, net of contract fees and assessments, is passed through to the contract owner.

The Company reports separate account assets that meet the above criteria at fair value on the Consolidated Balance Sheets based on the fair value of the underlying investments. Separate account liabilities equal separate account assets. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Consolidated Statements of Operations, and the Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

Repurchase Agreements

The Company engages in dollar repurchase agreements with MBS ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements.

The Company enters into dollar roll transactions by selling existing MBS and concurrently entering into an agreement to repurchase similar securities within a short time frame at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company, and the Company, in turn, repays the loan amount along with the additional agreed upon interest.

The Company's policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets. Cash received is invested in Short-term investments, with the offsetting obligation to repay the loan included within Other liabilities on the Consolidated Balance Sheets. The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions and the related repurchase obligation are included in Securities pledged and Short-term debt, respectively, on the Consolidated Balance Sheets.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments. The Company believes the counterparties to the dollar rolls and repurchase agreements are financially responsible and that the counterparty risk is minimal.

Recognition of Insurance Revenue and Related Benefits

Premiums related to payouts contracts with life contingencies are recognized in Premiums in the Consolidated Statements of Operations when due from the contract owner. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance in force. Benefits are recorded in Interest credited and other benefits to contract owners in the Consolidated Statements of Operations when incurred.

Amounts received as payment for investment-type, fixed annuities, payout contracts without life contingencies and FIA contracts are reported as deposits to contract owner account balances. Revenues from these contracts consist primarily of fees assessed against the contract owner account balance for mortality and policy administration charges and are reported in Fee income. Surrender charges are reported in Other revenue. In addition, the Company earns investment income from the investment of contract deposits

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

in the Company's general account portfolio, which is reported in Net investment income in the Consolidated Statements of Operations. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are deferred and amortized into revenue over the expected life of the related contracts in proportion to estimated gross profits in a manner consistent with DAC for these contracts. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration and interest credited to contract owner account balances.

Income Taxes

The Company uses certain assumptions and estimates in determining the income taxes payable or refundable to/from Voya Financial, Inc. for the current year, the deferred income tax liabilities and assets for items recognized differently in its Consolidated Financial Statements from amounts shown on its income tax returns and the federal income tax expense. Determining these amounts requires analysis and interpretation of current tax laws and regulations, including the loss limitation rules associated with change in control. Management exercises considerable judgment in evaluating the amount and timing of recognition of the resulting income tax liabilities and assets. These judgments and estimates are reevaluated on a periodic basis. The Company will continue to evaluate as regulatory and business factors change.

Items required by tax regulations to be included in the tax return may differ from the items reflected in the financial statements. As a result, the effective tax rate reflected in the financial statements may be different than the actual rate applied on the tax return. Some of these differences are permanent such as the dividends received deduction which is estimated using information from the prior period and current year results. Other differences are temporary, reversing over time, such as the valuation of insurance reserves, and create deferred tax assets and liabilities.

The Company's deferred tax assets and liabilities resulting from temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

Deferred tax assets represent the tax benefit of future deductible temporary differences, net operating loss carryforwards and tax credit carryforwards. The Company evaluates and tests the recoverability of its deferred tax assets. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including:

- The nature, frequency and severity of book income or losses in recent years;
- The nature and character of the deferred tax assets and liabilities;
- The recent cumulative book income (loss) position after adjustment for permanent differences;
- Taxable income in prior carryback years;
- Projected future taxable income, exclusive of reversing temporary differences and carryforwards;
- Projected future reversals of existing temporary differences;
- The length of time carryforwards can be utilized;
- Prudent and feasible tax planning strategies the Company would employ to avoid a tax benefit from expiring unused; and
- Tax rules that would impact the utilization of the deferred tax assets.

In establishing unrecognized tax benefits, the Company determines whether a tax position is more likely than not to be sustained under examination by the appropriate taxing authority. The Company also considers positions that have been reviewed and agreed to as part of an examination by the appropriate taxing authority. Tax positions that do not meet the more likely than not standard are not recognized in the Consolidated Financial Statements. Tax positions that meet this standard are recognized in the Consolidated Financial Statements. The Company measures the tax position as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution with the tax authority that has full knowledge of all relevant information.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Reinsurance

The Company utilizes reinsurance agreements in most aspects of its insurance business to reduce its exposure to large losses. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured.

For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk. The Company reviews contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims. The assumptions used to account for long-duration reinsurance agreements are consistent with those used for the underlying contracts. Ceded Future policy benefits and contract owner account balances are reported gross on the Consolidated Balance Sheets.

Long-duration: For reinsurance of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid and benefits received related to the underlying contracts is included in the expected net cost of reinsurance, which is recorded as a component of the reinsurance asset or liability. Any difference between actual and expected net cost of reinsurance is recognized in the current period and included as a component of profits used to amortize DAC.

If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in Other liabilities, and deposits made are included in Other assets on the Consolidated Balance Sheets. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as Other revenues or Other expenses in the Consolidated Statements of Operations, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through Other revenues or Other expenses, as appropriate.

Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance. The Company also evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers.

Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Company's Consolidated Balance Sheets and are stated net of allowances for uncollectible reinsurance. Amounts currently recoverable and payable under reinsurance agreements are included in Reinsurance recoverable and Other liabilities, respectively. Such assets and liabilities relating to reinsurance agreements with the same reinsurer are recorded net on the Consolidated Balance Sheets if a right of offset exists within the reinsurance agreement. Premiums, Fee income and Interest credited and other benefits to contract owners/ policyholders are reported net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in Other revenue.

The Company utilizes reinsurance agreements, accounted for under the deposit method, to manage reserve and capital requirements in connection with a portion of its deferred annuities business. The agreements contain embedded derivatives whose carrying value is estimated based on the change in the fair value of the assets supporting the funds withheld under the agreements.

The Company currently has a significant concentration of ceded reinsurance with a subsidiary of Lincoln National Corporation ("Lincoln") arising from the disposition of its individual life insurance business.

Contingencies

A loss contingency is an existing condition, situation or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Examples of loss contingencies include pending or threatened adverse litigation, threat of expropriation of assets and actual or possible claims and assessments. Amounts related to loss contingencies are accrued and recorded in Other liabilities on the Consolidated Balance Sheets if it is probable that a loss has been incurred and the amount can be reasonably estimated, based on the Company's best estimate of the ultimate outcome.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Adoption of New Pronouncements

Repurchase Agreements
In June 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-11, "Transfers and Servicing (Accounting Standards Codification ("ASC") Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures" ("ASU 2014-11"), which (1) changes the accounting for repurchase-to-maturity transactions to secured borrowing accounting and (2) requires separate accounting for a transfer of a financial asset executed with a repurchase agreement with the same counterparty. This results in secured borrowing accounting for the repurchase agreement. The amendments also require additional disclosures for certain transactions accounted for as a sale and for repurchase agreements, securities lending transactions and repurchase-to-maturity transactions that are accounted for as secured borrowings.

The provisions of ASU 2014-11 were adopted by the Company on January 1, 2015, with the exception of disclosure amendments for repurchase agreements, securities lending transactions and repurchase-to-maturity transactions that are accounted for as secured borrowings, which were adopted April 1, 2015. The adoption of the January 1, 2015 provisions had no effect on the Company's financial condition, results of operations or cash flows. The disclosures required by ASU 2014-11 are included in the *Investments* Note to these Consolidated Financial Statements.

Discontinued Operations and Disposals
In April 2014, the FASB issued ASU 2014-08, "Presentation of Financial Statements (ASC Topic 205) and Property, Plant, and Equipment (ASC Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity" ("ASU 2014-08"), which requires the disposal of a component of an entity to be reported in discontinued operations if the disposal represents a strategic shift that has, or will have, a major effect on the entity's operations and financial results. The component should be reported in discontinued operations when it meets the criteria to be classified as held for sale, is disposed of by sale or is disposed of other than by sale.

The amendments also require additional disclosures about discontinued operations, including disclosures about an entity's significant continuing involvement with a discontinued operation and disclosures for a disposal of an individually significant component of an entity that does not qualify for discontinued operations.

The provisions of ASU 2014-08 were adopted prospectively by the Company on January 1, 2015. The adoption had no effect on the Company's financial condition, results of operations or cash flows.

Future Adoption of Accounting Pronouncements

Financial Instruments
In January 2016, the FASB issued ASU 2016-01, "Financial Instruments-Overall (ASC Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01"), which requires:

- Equity investments (except those consolidated or accounted for under the equity method) to be measured at fair value with changes in fair value recognized in net income.
- Elimination of the disclosure of methods and significant assumptions used to estimate the fair value for financial instruments measured at amortized cost.
- The use of the exit price notion when measuring the fair value of financial instruments for disclosure purposes.
- Separate presentation in other comprehensive income of the portion of the total change in fair value of a liability resulting from a change in own credit risk if the liability is measured at fair value under the fair value option.
- Separate presentation on the balance sheet or financial statement notes of financial assets and financial liabilities by measurement category and form of financial asset.

The provisions of ASU 2016-01 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption only permitted for certain provisions. Initial adoption of ASU 2016-01 should be reported on a modified retrospective basis, with a cumulative-effect adjustment to balance sheet as of the beginning of the year of adoption, except for certain provisions that should be applied prospectively. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2016-01.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Consolidations

In February 2015, the FASB issued ASU 2015-02, "Consolidation (ASC Topic 810): Amendments to the Consolidation Analysis" ("ASU 2015-02"), which:

- Modifies the evaluation of whether limited partnerships and similar entities are Variable Interest Entities ("VIEs") or Voting Interest Entities ("VOEs"), including the requirement to consider the rights of all equity holders at risk to determine if they have the power to direct the entity's most significant activities.
- Eliminates the presumption that a general partner should consolidate a limited partnership. Limited partnerships and similar entities will be VIEs unless the limited partners hold substantive kick-out rights in the participating rights.
- Affects the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships.
- Provides a new scope exception for registered money market funds and similar unregistered money market funds, and ends the deferral granted to investment companies from applying the VIE guidance.

The provisions of ASU 2015-02 are effective for annual periods, and for interim periods within those annual periods, beginning after December 15, 2015, with early adoption permitted, using either a retrospective or modified retrospective approach. The Company plans to adopt the provisions of ASU 2015-02 on January 1, 2016 using the modified retrospective approach, and does not expect ASU 2015-02 to have an impact on the Company's financial condition or results of operations, but to impact disclosures only.

Hybrid Financial Instruments

In November 2014, the FASB issued ASU 2014-16, "Derivatives and Hedging (ASC Topic 815): Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity" ("ASU 2014-16"), which requires an entity to determine the nature of the host contract by considering the economic characteristics and risks of the entire hybrid financial instrument, including all embedded derivative features.

The provisions of ASU 2014-16 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015, with early adoption permitted. Initial adoption of ASU 2014-16 may be reported on a modified retrospective basis, with a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption, or on a full retrospective basis, with application to all prior periods presented. The Company does not expect ASU 2014-16 to have an impact on the Company's financial condition, results of operations or cash flows.

Revenue from Contracts with Customers

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (ASC Topic 606)" ("ASU 2014-09"), which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the entity satisfies a performance obligation under the contract. The standard also requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

In August 2015, the FASB issued ASU 2015-14 to amend the effective date of ASU 2014-09 to fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted as of the original effective date, which was January 1, 2017. The provisions of ASU 2014-09 are effective retrospectively. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2014-09.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

2.   Investments

Fixed Maturities and Equity Securities

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2015:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3]
Fixed maturities:						
U.S. Treasuries	$ 616.6	$ 105.1	$ 0.3	$ —	$ 721.4	$ —
U.S. Government agencies and authorities	4.3	—	—	—	4.3	—
State, municipalities and political subdivisions	589.9	13.8	7.9	—	595.8	—
U.S. corporate public securities	9,472.4	384.9	256.8	—	9,600.5	1.4
U.S. corporate private securities	2,336.0	86.3	62.4	—	2,359.9	—
Foreign corporate public securities and foreign governments[1]	2,868.7	95.0	151.5	—	2,812.2	—
Foreign corporate private securities[1]	2,678.8	96.1	63.5	—	2,711.4	—
Residential mortgage-backed securities:						
Agency	1,579.5	105.3	4.8	12.8	1,692.8	—
Non-Agency	181.6	46.3	2.1	10.6	236.4	6.4
Total Residential mortgage-backed securities	1,761.1	151.6	6.9	23.4	1,929.2	6.4
Commercial mortgage-backed securities	1,228.9	49.5	3.5	—	1,274.9	6.7
Other asset-backed securities	240.7	9.9	1.4	—	249.2	2.4
Total fixed maturities, including securities pledged	21,797.4	992.2	554.2	23.4	22,258.8	16.9
Less: Securities pledged	252.3	16.0	19.1	—	249.2	—
Total fixed maturities	21,545.1	976.2	535.1	23.4	22,009.6	16.9
Equity securities	116.7	14.6	—	—	131.3	—
Total fixed maturities and equity securities investments	$ 21,661.8	$ 990.8	$ 535.1	$ 23.4	$ 22,140.9	$ 16.9

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income (loss).

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2014:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3]
Fixed maturities:						
U.S. Treasuries	$ 649.0	$ 124.1	$ —	$ —	$ 773.1	$ —
U.S. Government agencies and authorities	45.7	0.9	—	—	46.6	—
State, municipalities and political subdivisions	259.0	18.3	0.1	—	277.2	—
U.S. corporate public securities	8,345.9	762.9	40.2	—	9,068.6	1.5
U.S. corporate private securities	2,020.8	139.5	8.9	—	2,151.4	—
Foreign corporate public securities and foreign governments[1]	2,778.3	159.1	50.3	—	2,887.1	—
Foreign corporate private securities[1]	2,707.1	189.4	5.7	—	2,890.8	—
Residential mortgage-backed securities:						
Agency	1,613.5	125.4	3.6	15.7	1,751.0	0.2
Non-Agency	227.9	54.6	2.2	12.1	292.4	8.7
Total Residential mortgage-backed securities	1,841.4	180.0	5.8	27.8	2,043.4	8.9
Commercial mortgage-backed securities	998.9	79.2	0.1	—	1,078.0	6.7
Other asset-backed securities	389.0	13.1	1.7	—	400.4	2.6
Total fixed maturities, including securities pledged	20,035.1	1,666.5	112.8	27.8	21,616.6	19.7
Less: Securities pledged	224.4	17.8	6.9	—	235.3	—
Total fixed maturities	19,810.7	1,648.7	105.9	27.8	21,381.3	19.7
Equity securities	107.4	14.5	—	—	121.9	—
Total fixed maturities and equity securities investments	$ 19,918.1	$ 1,663.2	$ 105.9	$ 27.8	$ 21,503.2	$ 19.7

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income (loss).

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The amortized cost and fair value of fixed maturities, including securities pledged, as of December 31, 2015, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called or prepaid. MBS and Other ABS are shown separately because they are not due at a single maturity date.

	Amortized Cost	Fair Value
Due to mature:		
One year or less	$ 517.8	$ 526.1
After one year through five years	4,368.7	4,505.6
After five years through ten years	6,569.5	6,598.3
After ten years	7,110.7	7,175.5
Mortgage-backed securities	2,990.0	3,204.1
Other asset-backed securities	240.7	249.2
Fixed maturities, including securities pledged	$ 21,797.4	$ 22,258.8

The investment portfolio is monitored to maintain a diversified portfolio on an ongoing basis. Credit risk is mitigated by monitoring concentrations by issuer, sector and geographic stratification and limiting exposure to any one issuer.

As of December 31, 2015 and 2014, the Company did not have any investments in a single issuer, other than obligations of the U.S. Government and government agencies, with a carrying value in excess of 10% of the Company's consolidated Shareholder's equity.

The following tables set forth the composition of the U.S. and foreign corporate securities within the fixed maturity portfolio by industry category as of the dates indicated:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Fair Value
December 31, 2015				
Communications	$ 1,218.8	$ 67.1	$ 28.6	$ 1,257.3
Financial	2,651.5	146.8	13.1	2,785.2
Industrial and other companies	7,778.2	267.7	180.7	7,865.2
Energy	2,655.2	26.1	261.8	2,419.5
Utilities	2,150.7	122.1	21.8	2,251.0
Transportation	560.6	14.0	13.8	560.8
Total	$ 17,015.0	$ 643.8	$ 519.8	$ 17,139.0
December 31, 2014				
Communications	$ 1,226.1	$ 136.8	$ 2.4	$ 1,360.5
Financial	2,310.5	221.4	1.6	2,530.3
Industrial and other companies	6,943.6	483.5	43.3	7,383.8
Energy	2,685.1	152.1	48.2	2,789.0
Utilities	1,889.6	193.0	2.8	2,079.8
Transportation	450.7	40.3	1.3	489.7
Total	$ 15,505.6	$ 1,227.1	$ 99.6	$ 16,633.1

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Fixed Maturities and Equity Securities

The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the FVO. Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in AOCI and presented net of related changes in DAC, VOBA and Deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Consolidated Statements of Operations. Certain CMOs, primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The Company invests in various categories of CMOs, including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to significant decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. As of December 31, 2015 and 2014, approximately 63.8% and 57.3%, respectively, of the Company's CMO holdings, were invested in the above mentioned types of CMOs such as interest-only or principal-only strips, that are subject to more prepayment and extension risk than traditional CMOs.

Public corporate fixed maturity securities are distinguished from private corporate fixed maturity securities based upon the manner in which they are transacted. Public corporate fixed maturity securities are issued initially through market intermediaries on a registered basis or pursuant to Rule 144A under the Securities Act of 1933 (the "Securities Act") and are traded on the secondary market through brokers acting as principal. Private corporate fixed maturity securities are originally issued by borrowers directly to investors pursuant to Section 4(a)(2) of the Securities Act, and are traded in the secondary market directly with counterparties, either without the participation of a broker or in agency transactions.

Repurchase Agreements

As of December 31, 2015 and 2014, the Company did not have any securities pledged in dollar rolls, repurchase agreement transactions or reverse repurchase agreements.

Securities Lending

As of December 31, 2015 and 2014, the fair value of loaned securities was $178.9 and $174.9, respectively, and is included in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2015 and 2014, collateral retained by the lending agent and invested in short-term liquid assets on the Company's behalf was $185.9 and $182.0, respectively, and is recorded in Short-term investments under securities loan agreements, including collateral delivered on the Consolidated Balance Sheets. As of December 31, 2015 and 2014, liabilities to return collateral of $185.9 and $182.0, respectively, is included in Payables under securities loan agreements, including collateral held, on the Consolidated Balance Sheets.

The following table sets forth borrowings under securities lending transactions by class of collateral pledged for the dates indicated:

	December 31, 2015	December 31, 2014
U.S. Treasuries	$ —	$ 55.7
U.S. corporate public securities	111.7	68.8
Foreign corporate public securities and foreign governments	74.2	57.5
Payables under securities loan agreements	$ 185.9	$ 182.0

The Company's securities lending activities are conducted on an overnight basis, and all securities loaned can be recalled at any time. The Company does not offset assets and liabilities associated with its securities lending program.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Variable Interest Entities

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary, because the Company does not have both the power to direct the activities that most significantly impact the entity's economic performance and the obligation or right to potentially significant losses or benefits, for any of its investments in VIEs. The Company did not provide any non-contractual financial support and its carrying value represents the Company's exposure to loss. The carrying value of the equity tranches of the Collateralized loan obligations ("CLOs") of $0.4 and $0.7 as of December 31, 2015 and 2014, respectively, is included in Limited partnerships/corporations on the Consolidated Balance Sheets. Income and losses recognized on these investments are reported in Net investment income in the Consolidated Statements of Operations.

Securitizations

The Company invests in various tranches of securitization entities, including RMBS, CMBS and ABS. Through its investments, the Company is not obligated to provide any financial or other support to these entities. Each of the RMBS, CMBS and ABS entities are thinly capitalized by design and considered VIEs. The Company's involvement with these entities is limited to that of a passive investor. The Company has no unilateral right to appoint or remove the servicer, special servicer or investment manager, which are generally viewed to have the power to direct the activities that most significantly impact the securitization entities' economic performance, in any of these entities, nor does the Company function in any of these roles. The Company, through its investments or other arrangements, does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Therefore, the Company is not the primary beneficiary and will not consolidate any of the RMBS, CMBS and ABS entities in which it holds investments. These investments are accounted for as investments available-for-sale as described in the _Business, Basis of Presentation and Significant Accounting Policies_ Note to these Consolidated Financial Statements and unrealized capital gains (losses) on these securities are recorded directly in AOCI, except for certain RMBS which are accounted for under the FVO for which changes in fair value are reflected in Other net realized gains (losses) in the Consolidated Statements of Operations. The Company's maximum exposure to loss on these structured investments is limited to the amount of its investment.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized Capital Losses

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2015:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
U.S. Treasuries	$ 69.4	$ 0.3	$ —	$ —	$ —	$ —	$ 69.4	$ 0.3
U.S. Government, agencies and authorities	—	—	—	—	—	—	—	—
State, municipalities and political subdivisions	191.3	2.2	150.3	5.7	—	—	341.6	7.9
U.S. corporate public securities	1,764.0	67.6	1,708.3	136.4	209.6	52.8	3,681.9	256.8
U.S. corporate private securities	373.2	10.9	410.5	43.8	35.8	7.7	819.5	62.4
Foreign corporate public securities and foreign governments	670.0	33.8	485.8	55.8	195.7	61.9	1,351.5	151.5
Foreign corporate private securities	546.0	42.1	213.3	16.5	19.6	4.9	778.9	63.5
Residential mortgage-backed	116.5	1.7	42.3	0.9	128.4	4.3	287.2	6.9
Commercial mortgage-backed	156.9	1.4	78.8	2.1	—	—	235.7	3.5
Other asset-backed	22.6	0.1	0.4	— *	13.7	1.3	36.7	1.4
Total	$3,909.9	$ 160.1	$3,089.7	$ 261.2	$ 602.8	$ 132.9	$ 7,602.4	$ 554.2

*Less than $0.1

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2014:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
U.S. Treasuries	$ 12.4	$ — *	$ —	$ —	$ —	$ —	$ 12.4	$ — *
U.S. Government, agencies and authorities	2.3	— *	—	—	—	—	2.3	— *
State, municipalities and political subdivisions	22.5	0.1	—	—	—	—	22.5	0.1
U.S. corporate public securities	611.8	18.0	14.9	1.4	612.8	20.8	1,239.5	40.2
U.S. corporate private securities	160.3	2.0	19.9	0.1	100.0	6.8	280.2	8.9
Foreign corporate public securities and foreign governments	545.4	33.5	9.7	0.2	324.4	16.6	879.5	50.3
Foreign corporate private securities	125.6	2.2	—	—	25.8	3.5	151.4	5.7
Residential mortgage-backed	94.5	0.7	25.2	0.6	163.1	4.5	282.8	5.8
Commercial mortgage-backed	59.1	0.1	—	—	—	—	59.1	0.1
Other asset-backed	27.0	0.1	—	—	18.4	1.6	45.4	1.7
Total	$1,660.9	$ 56.7	$ 69.7	$ 2.3	$1,244.5	$ 53.8	$ 2,975.1	$ 112.8

*Less than $0.1

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities was 81.9% and 95.9% of the average book value as of December 31, 2015 and 2014, respectively.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive months as indicated in the tables below, were as follows as of the dates indicated:

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
December 31, 2015						
Six months or less below amortized cost	$ 3,980.3	$ 747.5	$ 141.7	$ 211.4	762	104
More than six months and twelve months or less below amortized cost	3,001.4	27.6	156.6	13.4	485	2
More than twelve months below amortized cost	382.5	17.3	26.9	4.2	144	2
Total	$ 7,364.2	$ 792.4	$ 325.2	$ 229.0	1,391	108
December 31, 2014						
Six months or less below amortized cost	$ 1,690.4	$ 59.7	$ 50.5	$ 13.2	341	13
More than six months and twelve months or less below amortized cost	115.1	—	6.7	—	34	—
More than twelve months below amortized cost	1,220.5	2.2	41.8	0.6	223	2
Total	$ 3,026.0	$ 61.9	$ 99.0	$ 13.8	598	15

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% were as follows as of the dates indicated:

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
December 31, 2015						
U.S. Treasuries	$ 69.7	$ —	$ 0.3	$ —	14	—
U.S. Government, agencies and authorities	—	—	—	—	—	—
State, municipalities and political subdivisions	349.5	—	7.9	—	117	—
U.S. corporate public securities	3,565.2	373.5	153.5	103.3	651	58
U.S. corporate private securities	791.0	90.9	34.6	27.8	87	4
Foreign corporate public securities and foreign governments	1,211.9	291.1	63.6	87.9	254	40
Foreign corporate private securities	807.3	35.1	53.9	9.6	85	5
Residential mortgage-backed	294.1	—	6.9	—	130	—
Commercial mortgage-backed	239.2	—	3.5	—	38	—
Other asset-backed	36.3	1.8	1.0	0.4	15	1
Total	$ 7,364.2	$ 792.4	$ 325.2	$ 229.0	1,391	108
December 31, 2014						
U.S. Treasuries	$ 12.4	$ —	$ — *	$ —	1	—
U.S. Government, agencies and authorities	2.3	—	— *	—	1	—
State, municipalities and political subdivisions	22.6	—	0.1	—	8	—
U.S. corporate public securities	1,270.1	9.6	38.1	2.1	224	4
U.S. corporate private securities	273.6	15.5	5.3	3.6	30	1
Foreign corporate public securities and foreign governments	903.6	26.2	44.5	5.8	165	5
Foreign corporate private securities	148.7	8.4	4.0	1.7	20	1
Residential mortgage-backed	288.6	— *	5.8	— *	124	2
Commercial mortgage-backed	59.2	—	0.1	—	11	—
Other asset-backed	44.9	2.2	1.1	0.6	14	2
Total	$ 3,026.0	$ 61.9	$ 99.0	$ 13.8	598	15

* Less than $0.1.

Investments with fair values less than amortized cost are included in the Company's other-than-temporary impairments analysis. Impairments were recognized as disclosed in the "Evaluating Securities for Other-Than-Temporary Impairments" section below. The Company evaluates non-agency RMBS and ABS for "other-than-temporary impairments" each quarter based on actual and projected cash flows after considering the quality and updated loan-to-value ratios reflecting current home prices of underlying collateral, forecasted loss severity, the payment priority within the tranche structure of the security and amount of any credit enhancements. The Company's assessment of current levels of cash flows compared to estimated cash flows at the time the securities were acquired (typically pre-2008) indicates the amount and the pace of projected cash flows from the underlying collateral has generally been lower and slower, respectively. However, since cash flows are typically projected at a trust level, the impairment review incorporates the security's position within the trust structure as well as credit enhancement remaining in the trust to determine

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

whether an impairment is warranted. Therefore, while lower and slower cash flows will impact the trust, the effect on the valuation of a particular security within the trust will also be dependent upon the trust structure. Where the assessment continues to project full recovery of principal and interest on schedule, the Company has not recorded an impairment. Based on this analysis, the Company determined that the remaining investments in an unrealized loss position were not other-than-temporarily impaired and therefore no further other-than-temporary impairment was necessary.

Troubled Debt Restructuring

The Company invests in high quality, well performing portfolios of commercial mortgage loans and private placements. Under certain circumstances, modifications are granted to these contracts. Each modification is evaluated as to whether a troubled debt restructuring has occurred. A modification is a troubled debt restructuring when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include reducing the face amount or maturity amount of the debt as originally stated, reducing the contractual interest rate, extending the maturity date at an interest rate lower than current market interest rates and/or reducing accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. As of December 31, 2015 and 2014, the Company had no new troubled debt restructurings for private placement or commercial mortgage loans.

As of December 31, 2015 the Company held 8 commercial mortgage troubled debt restructured loans with a carrying value of $5.9. These 8 commercial mortgage loans were restructured in August 2013 with a pre-modification and post modification carrying value of $18.6. These loans represent what remains of an initial portfolio of 20 restructures with a pre-modification and post modification carrying value of $39.4. This portfolio of loans is comprised of cross-defaulted, cross-collateralized individual loans, which are owned by the same sponsor. Between the date of the troubled debt restructurings and December 31, 2015, these loans have repaid $33.5 in principal.

As of December 31, 2015 and 2014, the Company did not have any commercial mortgage loans or private placements modified in a troubled debt restructuring with a subsequent payment default.

Mortgage Loans on Real Estate

The Company's mortgage loans on real estate are all commercial mortgage loans held for investment, which are reported at amortized cost, less impairment write-downs and allowance for losses. The Company diversifies its commercial mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates mortgage loans based on relevant current information including a review of loan-specific credit quality, property characteristics and market trends. Loan performance is monitored on a loan specific basis through the review of submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review ensures properties are performing at a consistent and acceptable level to secure the debt. The components to evaluate debt service coverage are received and reviewed at least annually to determine the level of risk.

The following table summarizes the Company's investment in mortgage loans as of the dates indicated:

	December 31, 2015			December 31, 2014		
	Impaired	Non Impaired	Total	Impaired	Non Impaired	Total
Commercial mortgage loans	$ 10.7	$ 3,719.6	$ 3,730.3	$ 32.4	$ 3,481.7	$ 3,514.1
Collective valuation allowance for losses	N/A	(1.2)	(1.2)	N/A	(1.1)	(1.1)
Total net commercial mortgage loans	$ 10.7	$ 3,718.4	$ 3,729.1	$ 32.4	$ 3,480.6	$ 3,513.0

N/A - Not Applicable

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

There were no impairments taken on the mortgage loan portfolio for the years ended December 31, 2015 and 2014.

The following table summarizes the activity in the allowance for losses for commercial mortgage loans for the periods indicated:

	December 31, 2015	December 31, 2014
Collective valuation allowance for losses, balance at January 1	$ 1.1	$ 1.2
Addition to (reduction of) allowance for losses	0.1	(0.1)
Collective valuation allowance for losses, end of period	$ 1.2	$ 1.1

The carrying values and unpaid principal balances of impaired mortgage loans were as follows as of the dates indicated:

	December 31, 2015	December 31, 2014
Impaired loans without allowances for losses	$ 10.7	$ 32.4
Less: Allowances for losses on impaired loans	—	—
Impaired loans, net	$ 10.7	$ 32.4
Unpaid principal balance of impaired loans	$ 12.2	$ 33.9

As of December 31, 2015 and 2014 the Company did not have any impaired loans with allowances for losses.

The following table presents information on restructured loans as of the dates indicated:

	December 31, 2015	December 31, 2014
Troubled debt restructured loans	$ 5.9	$ 27.3

There were no mortgage loans in the Company's portfolio in process of foreclosure as of December 31, 2015 and 2014.

There were two loans 30 days or less in arrears, with respect to principal and interest as of December 31, 2015, with a total amortized cost of $1.0. There were no loans in arrears, with respect to principal and interest as of December 31, 2014.

The following table presents information on the average investment during the period in impaired loans and interest income recognized on impaired and troubled debt restructured loans for the periods indicated:

	Year Ended December 31,		
	2015	2014	2013
Impaired loans, average investment during the period (amortized cost)[1]	$ 21.6	$ 37.6	$ 24.2
Interest income recognized on impaired loans, on an accrual basis[1]	1.2	2.2	1.4
Interest income recognized on impaired loans, on a cash basis[1]	1.3	2.1	1.4
Interest income recognized on troubled debt restructured loans, on an accrual basis	0.8	1.8	1.0

[1] Includes amounts for Troubled debt restructured loans.

Loan-to-value ("LTV") and debt service coverage ("DSC") ratios are measures commonly used to assess the risk and quality of mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property. A LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property's net income to its debt service payments. A DSC ratio of less than 1.0 indicates that property's operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the LTV ratios as of the dates indicated:

	December 31, 2015 [1]	December 31, 2014 [1]
Loan-to-Value Ratio:		
0% - 50%	$ 395.1	$ 411.0
>50% - 60%	969.4	824.1
>60% - 70%	2,158.2	2,107.9
>70% - 80%	204.8	159.7
>80% and above	2.8	11.4
Total Commercial mortgage loans	$ 3,730.3	$ 3,514.1

[1] Balances do not include collective valuation allowance for losses.

The following table presents the DSC ratios as of the dates indicated:

	December 31, 2015 [1]	December 31, 2014 [1]
Debt Service Coverage Ratio:		
Greater than 1.5x	$ 2,957.7	$ 2,600.1
>1.25x - 1.5x	494.5	520.0
>1.0x - 1.25x	208.6	258.7
Less than 1.0x	38.6	131.3
Commercial mortgage loans secured by land or construction loans	30.9	4.0
Total Commercial mortgage loans	$ 3,730.3	$ 3,514.1

[1] Balances do not include collective valuation allowance for losses.

Properties collateralizing mortgage loans are geographically dispersed throughout the United States, as well as diversified by property type, as reflected in the following tables as of the dates indicated:

	December 31, 2015 [1]		December 31, 2014 [1]	
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by U.S. Region:				
Pacific	$ 867.5	23.3%	$ 802.6	22.8%
South Atlantic	857.3	23.0%	746.5	21.2%
Middle Atlantic	556.1	14.9%	505.8	14.4%
West South Central	414.8	11.1%	448.4	12.8%
Mountain	304.1	8.2%	274.0	7.8%
East North Central	380.8	10.2%	355.3	10.1%
New England	81.4	2.2%	74.8	2.1%
West North Central	208.6	5.6%	219.6	6.3%
East South Central	59.7	1.5%	87.1	2.5%
Total Commercial mortgage loans	$ 3,730.3	100.0%	$ 3,514.1	100.0%

[1] Balances do not include collective valuation allowance for losses.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	December 31, 2015 [1]		December 31, 2014 [1]	
	Gross Carrying Value	**% of Total**	**Gross Carrying Value**	**% of Total**
Commercial Mortgage Loans by Property Type:				
Retail	$ 1,330.8	35.7%	$ 1,236.4	35.2%
Industrial	741.3	19.9%	796.8	22.7%
Apartments	630.4	16.9%	550.6	15.7%
Office	586.3	15.7%	443.1	12.6%
Hotel/Motel	177.6	4.7%	149.7	4.2%
Mixed Use	47.1	1.3%	142.8	4.1%
Other	216.8	5.8%	194.7	5.5%
Total Commercial mortgage loans	$ 3,730.3	100.0%	$ 3,514.1	100.0%

[1] Balances do not include collective valuation allowance for losses.

The following table sets forth the breakdown of mortgages by year of origination as of the dates indicated:

	December 31, 2015 [1]	December 31, 2014 [1]
Year of Origination:		
2015	$ 745.3	$ —
2014	558.0	580.0
2013	709.2	758.8
2012	748.2	854.5
2011	553.2	674.4
2010	48.4	66.0
2009 and prior	368.0	580.4
Total Commercial mortgage loans	$ 3,730.3	$ 3,514.1

[1] Balances do not include collective valuation allowance for losses.

Evaluating Securities for Other-Than-Temporary Impairments

The Company performs a regular evaluation, on a security-by-security basis, of its available-for-sale securities holdings, including fixed maturity securities and equity securities in accordance with its impairment policy in order to evaluate whether such investments are other-than-temporarily impaired.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table identifies the Company's credit-related and intent-related impairments included in the Consolidated Statements of Operations, excluding impairments included in Other comprehensive income (loss) by type for the periods indicated:

	Year Ended December 31,					
	2015		2014		2013	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. corporate public securities	$ 8.5	8	$ 1.7	3	$ —	—
Foreign corporate public securities and foreign governments[1]	34.2	9	3.7	7	1.8	1
Foreign corporate private securities[1]	0.7	1	—	—	—	—
Residential mortgage-backed	2.4	26	1.6	26	3.4	35
Commercial mortgage-backed	—	—	0.1	2	0.3	3
Other asset-backed	0.1	1	— *	1	0.3	2
Equity securities	—	—	—	—	0.1	1
Total	$ 45.9	45	$ 7.1	39	$ 5.9	42

* Less than $0.1.

[1] Primarily U.S. dollar denominated.

The above tables include $3.8, $1.6 and $4.8 of write-downs related to credit impairments for the years ended December 31, 2015, 2014 and 2013, respectively, in Other-than-temporary impairments, which are recognized in the Consolidated Statements of Operations. The remaining $42.1, $5.5 and $1.1 in write-downs for the years ended December 31, 2015, 2014 and 2013, respectively, are related to intent impairments.

The following table summarizes these intent impairments, which are also recognized in earnings, by type for the periods indicated:

	Year Ended December 31,					
	2015		2014		2013	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. corporate public securities	$ 8.5	7	$ 1.6	3	$ —	—
Foreign corporate public securities and foreign governments[1]	32.5	8	3.7	7	—	—
Foreign corporate private securities[1]	—	—	—	—	—	—
Residential mortgage-backed	1.1	5	0.1	3	0.8	6
Commercial mortgage-backed	—	—	0.1	2	0.3	3
Other asset-backed	—	—	—	—	—	—
Equity securities	—	—	—	—	—	—
Total	$ 42.1	20	$ 5.5	15	$ 1.1	9

[1] Primarily U.S. dollar denominated.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations, new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security. Accordingly, these factors may lead the Company to record additional intent related capital losses.

The following table identifies the amount of credit impairments on fixed maturities for which a portion of the OTTI loss was recognized in Other comprehensive income (loss) and the corresponding changes in such amounts for the periods indicated:

	Year Ended December 31,		
	2015	2014	2013
Balance at January 1	$ 22.4	$ 28.0	$ 28.4
Additional credit impairments:			
On securities not previously impaired	—	0.7	1.1
On securities previously impaired	1.3	0.9	1.8
Reductions:			
Increase in cash flows	0.2	0.6	—
Securities sold, matured, prepaid or paid down	4.2	6.6	3.3
Balance at December 31	$ 19.3	$ 22.4	$ 28.0

Net Investment Income

The following table summarizes Net investment income for the periods indicated:

	Year Ended December 31,		
	2015	2014	2013
Fixed maturities	$ 1,230.0	$ 1,216.3	$ 1,199.4
Equity securities, available-for-sale	4.2	7.1	2.8
Mortgage loans on real estate	194.6	172.7	157.1
Policy loans	12.0	13.3	13.1
Short-term investments and cash equivalents	0.6	0.5	0.9
Other	21.9	30.6	42.6
Gross investment income	1,463.3	1,440.5	1,415.9
Less: investment expenses	53.5	51.1	48.9
Net investment income	$ 1,409.8	$ 1,389.4	$ 1,367.0

As of December 31, 2015, the Company had $1.1 of investments in fixed maturities that did not produce net investment income. As of December 31, 2014, the Company did not have any investments in fixed maturities that did not produce net investment income. Fixed maturities are moved to a non-accrual status when the investment defaults.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Such interest income is recorded in Net investment income in the Consolidated Statements of Operations.

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) comprise the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to the credit-related and intent-related other-than-temporary impairment of investments. Realized investment gains and losses are also primarily generated from changes in fair value of embedded derivatives within products and fixed maturities, changes in fair value of fixed maturities recorded at FVO and changes in fair value including accruals

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

on derivative instruments, except for effective cash flow hedges. The cost of the investments on disposal is generally determined based on FIFO methodology.

Net realized capital gains (losses) were as follows for the periods indicated:

		Year Ended December 31,				
		2015		2014		2013
Fixed maturities, available-for-sale, including securities pledged	$	(65.2)	$	(14.7)	$	0.3
Fixed maturities, at fair value option		(141.2)		(74.6)		(151.5)
Equity securities, available-for-sale		(0.3)		1.3		0.1
Derivatives		(13.7)		50.6		(72.1)
Embedded derivatives - fixed maturities		(4.4)		(1.2)		(24.7)
Guaranteed benefit derivatives		(52.4)		(101.2)		105.5
Other investments		—		0.2		0.2
Net realized capital gains (losses)	$	(277.2)	$	(139.6)	$	(142.2)
After-tax net realized capital gains (losses)	$	(180.2)	$	(90.7)	$	(160.0)

Proceeds from the sale of fixed maturities and equity securities, available-for-sale and the related gross realized gains and losses, before tax were as follows for the periods indicated:

		Year Ended December 31,				
		2015		2014		2013
Proceeds on sales	$	1,835.4	$	1,616.3	$	1,830.0
Gross gains		24.6		24.4		23.8
Gross losses		48.7		35.2		22.1

3. Derivative Financial Instruments

The Company enters into the following types of derivatives:

Interest rate caps: The Company uses interest rate cap contracts to hedge the interest rate exposure arising from duration mismatches between assets and liabilities. Interest rate caps are also used to hedge interest rate exposure if rates rise above a specified level. Such increases in rates will require the Company to incur additional expenses. The future payout from the interest rate caps fund this increased exposure. The Company pays an upfront premium to purchase these caps. The Company utilizes these contracts in non-qualifying hedging relationships.

Interest rate swaps: Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and/or liabilities. Interest rate swaps are also used to hedge the interest rate risk associated with the value of assets it owns or in an anticipation of acquiring them. Using interest rate swaps, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest payments, calculated by reference to an agreed upon notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made to/from the counterparty at each due date. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Foreign exchange swaps: The Company uses foreign exchange or currency swaps to reduce the risk of change in the value, yield or cash flows associated with certain foreign denominated invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows against U.S. dollar cash flows at regular periods, typically quarterly or semi-annually. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Credit default swaps: Credit default swaps are used to reduce credit loss exposure with respect to certain assets that the Company owns or to assume credit exposure on certain assets that the Company does not own. Payments are made to, or received from, the counterparty at specified intervals. In the event of a default on the underlying credit exposure, the Company will either receive a payment (purchased credit protection) or will be required to make a payment (sold credit protection) equal to the par minus recovery value of the swap contract. The Company utilizes these contracts in non-qualifying hedging relationships.

Currency forwards: The Company utilizes currency forward contracts to hedge currency exposure related to invested assets. The Company utilizes these contracts in non-qualifying hedging relationships.

Forwards: The Company uses forward contracts to hedge certain invested assets against movement in interest rates, particularly mortgage rates. The Company uses To-Be-Announced mortgage-backed securities as an economic hedge against rate movements. The Company utilizes forward contracts in non-qualifying hedging relationships.

Futures: Futures contracts are used to hedge against a decrease in certain equity indices. Such decreases may result in a decrease in variable annuity account values which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. The Company also uses futures contracts as a hedge against an increase in certain equity indices. Such increases may result in increased payments to the holders of the FIA contracts. The Company also uses interest rate futures contracts to hedge its exposure to market risks due to changes in interest rates. The Company enters into exchange traded futures with regulated futures commissions that are members of the exchange. The Company also posts initial and variation margins, with the exchange, on a daily basis. The Company utilizes exchange-traded futures in non-qualifying hedging relationships.

Swaptions: A swaption is an option to enter into a swap with a forward starting effective date. The Company uses swaptions to hedge the interest rate exposure associated with the minimum crediting rate and book value guarantees embedded in the retirement products that the Company offers. Increases in interest rates will generate losses on assets that are backing such liabilities. In certain instances, the Company locks in the economic impact of existing purchased swaptions by entering into offsetting written swaptions. Swaptions are also used to hedge against an increase in the interest rate benchmarked crediting strategies within FIA contracts. Such increases may result in increased payments to contract holders of FIA contracts and the interest rate swaptions offset this increased exposure. The Company pays a premium when it purchases the swaption. The Company utilizes these contracts in non-qualifying hedging relationships.

Managed custody guarantees ("MCG"): The Company issues certain credited rate guarantees on variable fixed income portfolios that represent stand-alone derivatives. The market value is partially determined by, among other things, levels of or changes in interest rates, prepayment rates and credit ratings/spreads.

Embedded derivatives: The Company also invests in certain fixed maturity instruments and has issued certain products that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads. In addition, the Company has entered into coinsurance with funds withheld arrangements, which contain embedded derivatives.

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement, which provides the Company with the legal right of offset.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The notional amounts and fair values of derivatives were as follows as of the dates indicated:

	December 31, 2015			December 31, 2014		
	Notional Amount	Asset Fair Value	Liability Fair Value	Notional Amount	Asset Fair Value	Liability Fair Value
Derivatives: Qualifying for hedge accounting[1]						
Cash flow hedges:						
Interest rate contracts	$ 285.3	$ 60.1	$ —	$ 513.3	$ 104.4	$ —
Foreign exchange contracts	51.2	10.7	—	51.2	7.7	—
Derivatives: Non-qualifying for hedge accounting[1]						
Interest rate contracts	25,309.1	362.3	104.0	27,632.9	432.8	209.2
Foreign exchange contracts	144.6	13.9	10.7	130.1	10.6	7.7
Equity contracts	15.9	—	0.1	14.0	—	0.1
Credit contracts	407.5	3.3	0.3	384.0	6.5	—
Embedded derivatives and Managed custody guarantees:						
Within fixed maturity investments	N/A	23.4	—	N/A	27.8	—
Within products	N/A	—	184.1	N/A	—	129.2
Within reinsurance agreements	N/A	—	(71.6)	N/A	—	(13.0)
Managed custody guarantees	N/A	—	0.3	N/A	—	—
Total		$ 473.7	$ 227.9		$ 589.8	$ 333.2

[1] Open derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value.
N/A - Not Applicable

The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows for forecasted transactions is through the fourth quarter of 2016.

Based on the notional amounts, a substantial portion of the Company's derivative positions was not designated or did not qualify for hedge accounting as part of a hedging relationship as of December 31, 2015 and 2014. The Company utilizes derivative contracts mainly to hedge exposure to variability in cash flows, interest rate risk, credit risk, foreign exchange risk and equity market risk. The majority of derivatives used by the Company are designated as product hedges, which hedge the exposure arising from insurance liabilities or guarantees embedded in the contracts the Company offers through various product lines. These derivatives do not qualify for hedge accounting as they do not meet the criteria of being "highly effective" as outlined in ASC Topic 815, but do provide an economic hedge, which is in line with the Company's risk management objectives. The Company also uses derivatives contracts to hedge its exposure to various risks associated with the investment portfolio. The Company does not seek hedge accounting treatment for certain of these derivatives as they generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules outlined in ASC Topic 815. The Company also uses credit default swaps coupled with other investments in order to produce the investment characteristics of otherwise permissible investments that do not qualify as effective accounting hedges under ASC Topic 815.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Although the Company has not elected to net its derivative exposures, the notional amounts and fair values of Over-The-Counter ("OTC") and cleared derivatives excluding exchange traded contracts and forward contracts (To Be Announced mortgage-backed securities) are presented in the tables below as of the dates indicated:

	December 31, 2015		
	Notional Amount	**Asset Fair Value**	**Liability Fair Value**
Credit contracts	$ 407.5	$ 3.3	$ 0.3
Foreign exchange contracts	195.8	24.6	10.7
Interest rate contracts	22,965.5	422.4	103.4
		450.3	114.4
Counterparty netting[1]		(111.7)	(111.7)
Cash collateral netting[1]		(298.0)	(0.3)
Securities collateral netting[1]		(11.0)	(2.4)
Net receivables/payables		$ 29.6	$ —

[1]Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

	December 31, 2014		
	Notional Amount	**Asset Fair Value**	**Liability Fair Value**
Credit contracts	$ 384.0	$ 6.5	$ —
Foreign exchange contracts	181.3	18.3	7.7
Interest rate contracts	28,146.2	537.2	209.2
		562.0	216.9
Counterparty netting[1]		(216.2)	(216.2)
Cash collateral netting[1]		(291.5)	—
Securities collateral netting[1]		(6.6)	—
Net receivables/payables		$ 47.7	$ 0.7

[1]Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

Collateral

Under the terms of the OTC Derivative International Swaps and Derivatives Association, Inc. ("ISDA") agreements, the Company may receive from, or deliver to, counterparties collateral to assure that terms of the ISDA agreements will be met with regard to the Credit Support Annex ("CSA"). The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. To the extent cash collateral is received and delivered, it is included in Payables under securities loan agreements, including collateral held and Short-term investments under securities loan agreements, including collateral delivered, respectively, on the Consolidated Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the CSA to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2015, the Company held $120.3 and $179.5 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. As of December 31, 2014, the Company held $161.5 and $130.2 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. In addition, as of December 31, 2015, the Company delivered $70.3 of securities and held $11.1 of securities as collateral. As of December 31, 2014, the Company delivered $60.4 of securities and held $6.6 of securities as collateral.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net realized gains (losses) on derivatives were as follows for the periods indicated:

	Year Ended December 31,		
	2015	**2014**	**2013**
Derivatives: Qualifying for hedge accounting[(1)]			
Cash flow hedges:			
Interest rate contracts	$ 0.7	$ 0.2	$ 0.2
Foreign exchange contracts	0.6	0.5	0.1
Derivatives: Non-qualifying for hedge accounting[(2)]			
Interest rate contracts	(16.1)	41.0	(92.8)
Foreign exchange contracts	1.3	4.8	10.0
Equity contracts	(0.7)	1.8	3.4
Credit contracts	0.5	2.3	7.0
Embedded derivatives:			
Within fixed maturity investments[(2)]	(4.4)	(1.2)	(24.7)
Within products[(2)]	(52.3)	(101.4)	105.3
Within reinsurance agreements[(3)]	58.5	(41.0)	54.0
Managed custody guarantees[(2)]	(0.1)	0.2	0.2
Total	$ (12.0)	$ (92.8)	$ 62.7

[(1)] Changes in value for effective fair value hedges are recorded in Other net realized capital gains (losses). Changes in fair value upon disposal for effective cash flow hedges are amortized through Net investment income and the ineffective portion is recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. For the years ended December 31, 2015, 2014 and 2013, ineffective amounts were immaterial.
[(2)] Changes in value are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[(3)] Changes in value are included in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

Credit Default Swaps

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own. Credit default swaps may also be purchased to reduce credit exposure in the Company's portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. As of December 31, 2015, the fair value of credit default swaps of $3.3 and $0.3 were included in Derivatives assets and Derivatives liabilities, respectively, on the Consolidated Balance Sheets. As of December 31, 2014, the fair value of credit default swaps of $6.5 were included in Derivatives assets and there were no credit default swaps included in Derivatives liabilities on the Consolidated Balance Sheets. As of December 31, 2015 and 2014, the maximum potential future exposure to the Company was $384.0 on credit default swaps. These instruments are typically written for a maturity period of 5 years and contain no recourse provisions. If the Company's current debt and claims paying ratings were downgraded in the future, the terms in the Company's derivative agreements may be triggered, which could negatively impact overall liquidity.

4.   Fair Value Measurements

Fair Value Measurement

The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique, pursuant to ASU 2011-04, "Fair Value Measurements (ASC Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP" ("ASU 2011-04"). The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Consolidated Balance Sheets are categorized as follows:

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Company defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
    a) Quoted prices for similar assets or liabilities in active markets;
    b) Quoted prices for identical or similar assets or liabilities in non-active markets;
    c) Inputs other than quoted market prices that are observable; and
    d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

When available, the estimated fair value of financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing or other similar techniques.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 660.4	$ 61.0	$ —	$ 721.4
U.S. Government agencies and authorities	—	4.3	—	4.3
State, municipalities and political subdivisions	—	595.8	—	595.8
U.S. corporate public securities	—	9,598.2	2.3	9,600.5
U.S. corporate private securities	—	1,963.5	396.4	2,359.9
Foreign corporate public securities and foreign governments[1]	—	2,811.7	0.5	2,812.2
Foreign corporate private securities [1]	—	2,553.3	158.1	2,711.4
Residential mortgage-backed securities	—	1,901.0	28.2	1,929.2
Commercial mortgage-backed securities	—	1,262.3	12.6	1,274.9
Other asset-backed securities	—	236.1	13.1	249.2
Total fixed maturities, including securities pledged	660.4	20,987.2	611.2	22,258.8
Equity securities, available-for-sale	83.8	—	47.5	131.3
Derivatives:				
Interest rate contracts	—	422.4	—	422.4
Foreign exchange contracts	—	24.6	—	24.6
Equity contracts	—	—	—	—
Credit contracts	—	3.3	—	3.3
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	902.6	—	—	902.6
Assets held in separate accounts	54,283.0	4,623.6	4.0	58,910.6
Total assets	$ 55,929.8	$ 26,061.1	$ 662.7	$ 82,653.6
Liabilities:				
Derivatives:				
Guaranteed benefit derivatives:				
FIA	$ —	$ —	$ 23.1	$ 23.1
Stabilizer and MCGs	—	—	161.3	161.3
Other derivatives:				
Interest rate contracts	0.6	103.4	—	104.0
Foreign exchange contracts	—	10.7	—	10.7
Equity contracts	0.1	—	—	0.1
Credit contracts	—	0.3	—	0.3
Embedded derivative on reinsurance	—	(71.6)	—	(71.6)
Total liabilities	$ 0.7	$ 42.8	$ 184.4	$ 227.9

[1] Primarily U.S. dollar denominated.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 712.9	$ 60.2	$ —	$ 773.1
U.S. Government agencies and authorities	—	46.6	—	46.6
State, municipalities and political subdivisions	—	277.2	—	277.2
U.S. corporate public securities	—	9,049.3	19.3	9,068.6
U.S. corporate private securities	—	1,795.9	355.5	2,151.4
Foreign corporate public securities and foreign governments[1]	—	2,887.1	—	2,887.1
Foreign corporate private securities [1]	—	2,725.1	165.7	2,890.8
Residential mortgage-backed securities	—	2,026.1	17.3	2,043.4
Commercial mortgage-backed securities	—	1,059.0	19.0	1,078.0
Other asset-backed securities	—	398.0	2.4	400.4
Total fixed maturities, including securities pledged	712.9	20,324.5	579.2	21,616.6
Equity securities, available-for-sale	85.3	—	36.6	121.9
Derivatives:				
Interest rate contracts	—	537.2	—	537.2
Foreign exchange contracts	—	18.3	—	18.3
Equity contracts	—	—	—	—
Credit contracts	—	6.5	—	6.5
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	1,046.6	—	1.5	1,048.1
Assets held in separate accounts	57,492.6	5,313.1	2.4	62,808.1
Total assets	$ 59,337.4	$ 26,199.6	$ 619.7	$ 86,156.7
Liabilities:				
Derivatives:				
Guaranteed benefit derivatives:				
FIA	$ —	$ —	$ 26.3	$ 26.3
Stabilizer and MCGs	—	—	102.9	102.9
Other derivatives:				
Interest rate contracts	—	209.2	—	209.2
Foreign exchange contracts	—	7.7	—	7.7
Equity contracts	0.1	—	—	0.1
Credit contracts	—	—	—	—
Embedded derivative on reinsurance	—	(13.0)	—	(13.0)
Total liabilities	$ 0.1	$ 203.9	$ 129.2	$ 333.2

[1] Primarily U.S. dollar denominated.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Valuation of Financial Assets and Liabilities at Fair Value

Certain assets and liabilities are measured at estimated fair value on the Company's Consolidated Balance Sheets. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with an equal credit standing. Fair value is required to be a market-based measurement that is determined based on a hypothetical transaction at the measurement date, from a market participant's perspective. The Company considers three broad valuation techniques when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of exit price and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third-party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Company reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Company, including in-depth validation procedures confirming the observability of inputs. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades or monitoring of trading volumes.

The following valuation methods and assumptions were used by the Company in estimating the reported values for the investments and derivatives described below:

Fixed maturities: The fair values for actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. Assets in this category primarily include certain U.S. Treasury securities.

For fixed maturities classified as Level 2 assets, fair values are determined using a matrix-based market approach, based on prices obtained from third-party commercial pricing services and the Company's matrix and analytics-based pricing models, which in each case incorporate a variety of market observable information as valuation inputs. The market observable inputs used for these fair value measurements, by fixed maturity asset class, are as follows:

> *U.S. Treasuries:* Fair value is determined using third-party commercial pricing services, with the primary inputs being stripped interest and principal U.S. Treasury yield curves that represent a U.S. Treasury zero-coupon curve.

> *U.S. Government agencies and authorities, State, municipalities and political subdivisions:* Fair value is determined using third-party commercial pricing services, with the primary inputs being U.S. Treasury yield curves, trades of comparable securities, credit spreads off benchmark yields and issuer ratings.

> *U.S. corporate public securities, Foreign corporate public securities, and foreign governments:* Fair value is determined using third-party commercial pricing services, with the primary inputs being benchmark yields, trades of comparable securities, issuer ratings, bids and credit spreads off benchmark yields.

> *U.S. corporate private securities and Foreign corporate private securities:* Fair values are determined using a matrix and analytics-based pricing model. The model incorporates the current level of risk-free interest rates, current corporate credit spreads, credit quality of the issuer and cash flow characteristics of the security. The model also considers a liquidity spread, the value of any collateral, the capital structure of the issuer, the presence of guarantees, and prices and quotes for comparably rated publicly traded securities.

> *RMBS, CMBS and ABS:* Fair value is determined using third-party commercial pricing services, with the primary inputs being credit spreads off benchmark yields, prepayment speed assumptions, current and forecasted loss severity, debt

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

          service coverage ratios, collateral type, payment priority within tranche and the vintage of the loans underlying the security.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3.

Broker quotes and prices obtained from pricing services are reviewed and validated through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades or monitoring of trading volumes. As of December 31, 2015, $597.3 and $17.0 billion of a total fair value of $22.3 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing. As of December 31, 2014, $537.1 and $16.4 billion of a total fair value of $21.6 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing.

All prices and broker quotes obtained go through the review process described above including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents exit price for the instrument.

Fair values of privately placed bonds are determined primarily using a matrix-based pricing model and are generally classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

Equity securities, available-for-sale: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 2 or Level 3 assets.

Derivatives: Derivatives are carried at fair value, which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, S&P 500 Index prices, London Interbank Offered Rates ("LIBOR") and Overnight Index Swap ("OIS") rates. The Company uses OIS for valuations of collateralized interest rate derivatives, which are obtained from third-party sources. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third-party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company's nonperformance risk is also considered and incorporated in the Company's valuation process. Valuations for the Company's futures and interest rate forward contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps and options that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. The remaining derivative instruments, including those priced by third-party vendors, are valued based on market observable inputs and are classified as Level 2.

Cash and cash equivalents, Short-term investments and Short-term investments under securities loan agreement: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and most short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments and cash, the valuations of which are based upon a quoted market price and are included in Level 1. Fixed maturity valuations are obtained from third-party commercial pricing services and brokers and are classified in the fair value hierarchy consistent with the policy described above for fixed maturities.

Guaranteed benefit derivatives: The index-crediting feature in the Company's FIA contract is an embedded derivative that is required to be accounted for separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

The Company records reserves for Stabilizer and MCG contracts containing guaranteed credited rates. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The estimated fair value is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other market implied assumptions. These derivatives are classified as Level 3 liabilities.

The discount rate used to determine the fair value of the embedded derivatives and stand-alone derivative includes an adjustment for nonperformance risk. The nonperformance risk adjustment incorporates a blend of observable, similarly rated peer holding company credit default swap spreads, adjusted to reflect the credit quality of the Company, the issuer of the guarantee, as well as an adjustment to reflect the priority of policyholder claims.

The Company's valuation actuaries are responsible for the policies and procedures for valuing the embedded derivatives, reflecting the capital markets and actuarial valuation inputs and nonperformance risk in the estimate of the fair value of the embedded derivatives. The actuarial and capital market assumptions for each liability are approved by each product's Chief Risk Officer ("CRO"), including an independent annual review by the CRO. Models used to value the embedded derivatives must comply with the Company's governance policies.

Quarterly, an attribution analysis is performed to quantify changes in fair value measurements and a sensitivity analysis is used to analyze the changes. The changes in fair value measurements are also compared to corresponding movements in the hedge target to assess the validity of the attributions. The results of the attribution analysis are reviewed by the valuation actuaries, responsible CFOs, Controllers, CROs and/or others as nominated by management.

Embedded derivatives on reinsurance: The carrying value of embedded derivatives is estimated based upon the change in the fair value of the assets supporting the funds withheld payable under reinsurance agreements. As the fair value of the assets held in trust is based on a quoted market price (Level 1), the fair value of the embedded derivatives is based on market observable inputs and is classified as Level 2.

Transfers in and out of Level 1 and 2

There were no securities transferred between Level 1 and Level 2 for the years ended December 31, 2015 and 2014. The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC Topic 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair values of financial assets and liabilities classified as Level 3, additional information is presented below.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the period indicated:

| | Year Ended December 31, 2015 | | | | | | | | | | |
	Fair Value as of January 1	Total Realized/ Unrealized Gains (Losses) Included in: Net Income	OCI	Purchases	Issuances	Sales	Settlements	Transfers into Level 3[3]	Transfers out of Level 3[3]	Fair Value as of December 31	Change in Unrealized Gains (Losses) Included in Earnings[4]
Fixed maturities, including securities pledged:											
U.S. Government agencies and authorities	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
U.S. Corporate public securities	19.3	—	(0.2)	—	—	—	(0.8)	—	(16.0)	2.3	—
U.S. Corporate private securities	355.5	(0.1)	(14.8)	138.0	—	(2.5)	(91.0)	11.3	—	396.4	(0.2)
Foreign corporate public securities and foreign governments[1]	—	(1.7)	(0.1)	—	—	—	(2.1)	4.4	—	0.5	(1.7)
Foreign corporate private securities[1]	165.7	(0.5)	(1.8)	1.8	—	—	(33.8)	26.7	—	158.1	(0.7)
Residential mortgage-backed securities	17.3	(4.0)	(1.5)	9.8	—	—	—	6.6	—	28.2	(4.0)
Commercial mortgage-backed securities	19.0	—	(0.1)	14.8	—	—	(2.1)	—	(19.0)	12.6	—
Other asset-backed securities	2.4	—	—	12.4	—	—	(0.8)	5.3	(6.2)	13.1	—
Total fixed maturities, including securities pledged	579.2	(6.3)	(18.5)	176.8	—	(2.5)	(130.6)	54.3	(41.2)	611.2	(6.6)
Equity securities, available-for-sale	36.6	—	0.6	10.3	—	—	—	—	—	47.5	—
Derivatives:											
Guaranteed benefit derivatives:											
Stabilizer and MCGs[2]	(102.9)	(53.7)	—	—	(4.7)	—	—	—	—	(161.3)	—
FIA[2]	(26.3)	1.3	—	—	(0.1)	—	2.0	—	—	(23.1)	—
Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement	1.5	—	—	—	—	—	(1.5)	—	—	—	—
Assets held in separate accounts[5]	2.4	(0.1)	—	4.1	—	(0.1)	—	—	(2.3)	4.0	—

[1] Primarily U.S. dollar denominated.

[2] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[3] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[4] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.

[5] The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which results in a net zero impact on Net income (loss) for the Company.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the period indicated:

	Year Ended December 31, 2014										
		Total Realized/ Unrealized Gains (Losses) Included in:									
	Fair Value as of January 1	Net Income	OCI	Purchases	Issuances	Sales	Settlements	Transfers into Level 3[3]	Transfers out of Level 3[3]	Fair Value as of December 31	Change in Unrealized Gains (Losses) Included in Earnings[4]
Fixed maturities, including securities pledged:											
U.S. government agencies and authorities	$ 5.1	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ (5.1)	$ —	$ —
U.S. Corporate public securities	39.3	0.1	(0.7)	1.0	—	—	(20.4)	—	—	19.3	0.1
U.S. Corporate private securities	106.0	(0.1)	(1.0)	99.2	—	—	—	151.4	—	355.5	(0.1)
Foreign corporate public securities and foreign governments[1]	—	—	—	—	—	—	—	—	—	—	—
Foreign corporate private securities[1]	42.8	0.1	(2.0)	56.3	—	—	(1.2)	83.0	(13.3)	165.7	0.1
Residential mortgage-backed securities	23.7	(1.1)	0.2	7.0	—	—	—	—	(12.5)	17.3	(1.1)
Commercial mortgage-backed securities	—	—	—	19.0	—	—	—	—	—	19.0	—
Other asset-backed securities	17.7	1.2	(0.9)	—	—	—	(10.1)	—	(5.5)	2.4	—
Total fixed maturities, including securities pledged	234.6	0.2	(4.4)	182.5	—	—	(31.7)	234.4	(36.4)	579.2	(1.0)
Equity securities, available-for-sale	35.9	—	0.7	—	—	—	—		—	36.6	—
Derivatives:											
Guaranteed benefit derivatives:											
Stabilizer and MCGs[2]	—	(98.2)	—	—	(4.7)	—	—	—	—	(102.9)	—
FIA[2]	(23.1)	(3.0)	—	—	(0.2)	—	—	—	—	(26.3)	—
Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement	—	—	—	1.5	—	—	—	—	—	1.5	—
Assets held in separate accounts[5]	13.1	0.1	—	1.3	—	(4.4)	—	0.2	(7.9)	2.4	(0.1)

(1) Primarily U.S. dollar denominated.

(2) All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

(3) The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

(4) For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.

(5) The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which results in a net zero impact on Net income (loss) for the Company.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

For the years ended December 31, 2015 and 2014, the transfers in and out of Level 3 for fixed maturities and equity securities, as well as separate accounts, were due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

Significant Unobservable Inputs

The Company's Level 3 fair value measurements of its fixed maturities, equity securities available-for-sale and equity and credit derivative contracts are primarily based on broker quotes for which the quantitative detail of the unobservable inputs is neither provided nor reasonably corroborated, thus negating the ability to perform a sensitivity analysis. The Company performs a review of broker quotes by performing a monthly price variance comparison and back tests broker quotes to recent trade prices.

Quantitative information about the significant unobservable inputs used in the Company's Level 3 fair value measurements of its guaranteed benefit derivatives is presented in the following sections and table.

Significant unobservable inputs used in the fair value measurements of FIAs include nonperformance risk and policyholder behavior assumptions, such as lapses and partial withdrawals. Such inputs are monitored quarterly.

The significant unobservable inputs used in the fair value measurement of the Stabilizer embedded derivatives and MCG derivative are interest rate implied volatility, nonperformance risk, lapses and policyholder deposits. Such inputs are monitored quarterly.

Following is a description of selected inputs:

> *Interest Rate Volatility*: A term-structure model is used to approximate implied volatility for the swap rates for the Stabilizer and MCG fair value measurements. Where no implied volatility is readily available in the market, an alternative approach is applied based on historical volatility.

> *Nonperformance Risk:* For the estimate of the fair value of embedded derivatives associated with the Company's product guarantees, the Company uses a blend of observable, similarly rated peer company credit default swap spreads, adjusted to reflect the credit quality of the Company and the priority of policyholder claims.

> *Actuarial Assumptions:* Management regularly reviews actuarial assumptions, which are based on the Company's experience and periodically reviewed against industry standards. Industry standards and Company experience may be limited on certain products.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2015:

Unobservable Input	Range[1]	
	FIA	**Stabilizer / MCG**
Interest rate implied volatility	—	0.1% to 7.3%
Nonperformance risk	0.23% to 1.3%	0.23% to 1.3%
Actuarial Assumptions:		
Partial Withdrawals	0.4% to 3.2%	—
Lapses	0% to 45% [2]	0% to 50% [3]
Policyholder Deposits[4]	—	0% to 50% [3]

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.
[2] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period.
[3] Stabilizer contracts with recordkeeping agreements have different range of lapse and policyholder deposit assumptions from Stabilizer (Investment only) and MCG contracts as shown below:

	Percentage of Plans	Overall Range of Lapse Rates	Range of Lapse Rates for 85% of Plans	Overall Range of Policyholder Deposits	Range of Policyholder Deposits for 85% of Plans
Stabilizer (Investment Only) and MCG Contracts	90%	0-25%	0-15%	0-30%	0-15%
Stabilizer with Recordkeeping Agreements	10%	0-50%	0-30%	0-50%	0-25%
Aggregate of all plans	100%	0-50%	0-30%	0-50%	0-25%

[4] Measured as a percentage of assets under management or assets under administration.

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2014:

Unobservable Input	Range[1]	
	FIA	**Stabilizer / MCG**
Interest rate implied volatility	—	0.2% to 7.6%
Nonperformance risk	0.13% to 1.1%	0.13% to 1.1%
Actuarial Assumptions:		
Partial Withdrawals	0.4% to 3.2%	—
Lapses	0% to 45% [2]	0% to 50% [3]
Policyholder Deposits[4]	—	0% to 65% [3]

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.
[2] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period.
[3] Stabilizer contracts with recordkeeping agreements have different range of lapse and policyholder deposit assumptions from Stabilizer (Investment only) and MCG contracts as shown below:

	Percentage of Plans	Overall Range of Lapse Rates	Range of Lapse Rates for 85% of Plans	Overall Range of Policyholder Deposits	Range of Policyholder Deposits for 85% of Plans
Stabilizer (Investment Only) and MCG Contracts	87%	0-30%	0-15%	0-45%	0-15%
Stabilizer with Recordkeeping Agreements	13%	0-50%	0-25%	0-65%	0-25%
Aggregate of all plans	100%	0-50%	0-25%	0-65%	0-25%

[4] Measured as a percentage of assets under management or assets under administration.

Generally, the following will cause an increase (decrease) in the FIA embedded derivative fair value liability:

- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Generally, the following will cause an increase (decrease) in the derivative and embedded derivative fair value liabilities related to Stabilizer and MCG contracts:

- An increase (decrease) in interest rate implied volatility
- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses
- A decrease (increase) in policyholder deposits

The Company notes the following interrelationships:

- Generally, an increase (decrease) in interest rate volatility will increase (decrease) lapses of Stabilizer and MCG contracts due to dynamic participant behavior.

Other Financial Instruments

The carrying values and estimated fair values of the Company's financial instruments as of the dates indicated:

	December 31, 2015		December 31, 2014	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities, including securities pledged	$ 22,258.8	$ 22,258.8	$ 21,616.6	$ 21,616.6
Equity securities, available-for-sale	131.3	131.3	121.9	121.9
Mortgage loans on real estate	3,729.1	3,881.1	3,513.0	3,680.6
Policy loans	229.8	229.8	239.1	239.1
Cash, cash equivalents, short-term investments and short-term investments under securities loan agreements	902.6	902.5	1,048.1	1,048.1
Derivatives	450.3	450.3	562.0	562.0
Notes receivable from affiliates	175.0	208.4	175.0	216.7
Assets held in separate accounts	58,910.6	58,910.6	62,808.1	62,808.1
Liabilities:				
Investment contract liabilities:				
Funding agreements without fixed maturities and deferred annuities[1]	22,979.4	27,612.3	21,503.3	26,023.3
Supplementary contracts, immediate annuities and other	411.8	479.2	442.4	546.3
Deposit liabilities	194.8	194.8	201.1	201.1
Derivatives:				
Guaranteed benefit derivatives:				
FIA	23.1	23.1	26.3	26.3
Stabilizer and MCGs	161.3	161.3	102.9	102.9
Other derivatives	115.1	115.1	217.0	217.0
Long-term debt	4.9	4.9	4.9	4.9
Embedded derivatives on reinsurance	(71.6)	(71.6)	(13.0)	(13.0)

[1] Certain amounts included in Funding agreements without fixed maturities and deferred annuities are also reflected within the Guaranteed benefit derivatives section of the table above.

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized at fair value on the Consolidated Balance Sheets, for which it

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

ASC Topic 825 excludes certain financial instruments, including insurance contracts and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments, which are not carried at fair value on the Consolidated Balance Sheets:

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated on a monthly basis using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Mortgage loans on real estate are classified as Level 3.

Policy loans: The fair value of policy loans approximates the carrying value of the loans. Policy loans are collateralized by the cash surrender value of the associated insurance contracts and are classified as Level 2.

Notes receivable from affiliates: Estimated fair value of the Company's notes receivable from affiliates is determined primarily using a matrix-based pricing. The model considers the current level of risk-free interest rates, credit quality of the issuer and cash flow characteristics of the security model and is classified as Level 2.

Investment contract liabilities:

> *Funding agreements without a fixed maturity and deferred annuities:* Fair value is estimated as the mean present value of stochastically modeled cash flows associated with the contract liabilities taking into account assumptions about contract holder behavior. The stochastic valuation scenario set is consistent with current market parameters and discount is taken using stochastically evolving risk-free rates in the scenarios plus an adjustment for nonperformance risk. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

> *Supplementary contracts and immediate annuities:* Fair value is estimated as the mean present value of the single deterministically modeled cash flows associated with the contract liabilities discounted using stochastically evolving short risk-free rates in the scenarios plus an adjustment for nonperformance risk. The valuation is consistent with current market parameters. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

Deposit liabilities: Fair value is estimated based on the fair value of the liabilities for the underlying contracts and are classified as Level 3.

Long-term debt: Estimated fair value of the Company's long-term debt is based upon discounted future cash flows using a discount rate approximating the current market rate, incorporating nonperformance risk. Long-term debt is classified as Level 2.

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

5.   Deferred Policy Acquisition Costs and Value of Business Acquired

The following table presents a rollforward of DAC and VOBA for the periods indicated:

	DAC	VOBA	Total
Balance at January 1, 2013	$ 296.5	$ 381.4	$ 677.9
Deferrals of commissions and expenses	71.3	7.2	78.5
Amortization:			
Amortization	(69.7)	(83.6)	(153.3)
Interest accrued[1]	34.0	61.0	95.0
Net amortization included in the Consolidated Statements of Operations	(35.7)	(22.6)	(58.3)
Change in unrealized capital gains/losses on available-for-sale securities	144.1	330.6	474.7
Balance as of December 31, 2013	476.2	696.6	1,172.8
Deferrals of commissions and expenses	69.8	6.9	76.7
Amortization:			
Amortization	(91.0)	(113.3)	(204.3)
Interest accrued[1]	35.9	59.2	95.1
Net amortization included in the Consolidated Statements of Operations	(55.1)	(54.1)	(109.2)
Change in unrealized capital gains/losses on available-for-sale securities	(94.4)	(122.6)	(217.0)
Balance as of December 31, 2014	396.5	526.8	923.3
Deferrals of commissions and expenses	76.9	5.8	82.7
Amortization:			
Amortization	(106.8)	(117.9)	(224.7)
Interest accrued[1]	36.2	55.9	92.1
Net amortization included in the Consolidated Statements of Operations	(70.6)	(62.0)	(132.6)
Change in unrealized capital gains/losses on available-for-sale securities	117.6	238.1	355.7
Balance as of December 31, 2015	$ 520.4	$ 708.7	$ 1,229.1

[1] Interest accrued at the following rates for VOBA: 5.5% to 7.0% during 2015 and 2014 and 1.0% to 7.0% during 2013.

The estimated amount of VOBA amortization expense, net of interest, during the next five years is presented in the following table. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results and/or changes in best estimates of future results.

Year	Amount
2016	$ 56.2
2017	40.4
2018	36.2
2019	33.2
2020	30.0

6.   Guaranteed Benefit Features

The Company calculates an additional liability for certain GMDBs and other minimum guarantees in order to recognize the expected value of these benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2015, the account value for the separate account contracts with guaranteed minimum benefits was $36.9 billion. The additional liability recognized related to minimum guarantees was $171.6. As of December 31, 2014, the account value for the separate account contracts with guaranteed minimum benefits was $39.0 billion. The additional liability recognized related to minimum guarantees was $111.5.

The aggregate fair value of fixed income securities and equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2015 and 2014 was $7.8 billion and $9.3 billion, respectively.

7. Reinsurance

At December 31, 2015, the Company has reinsurance treaties with 6 unaffiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. As of December 31, 2015, the Company had agreements with two of its affiliates, Langhorne I, LLC, and Security Life of Denver International ("SLDI"), which are accounted for under the deposit method of accounting, for which the deposit receivable was $91.0 and $93.9 at December 31, 2015 and 2014, respectively. Refer to the *Related Party Transactions* Note for further detail.

On October 1, 1998, the Company disposed of its individual life insurance business under an indemnity reinsurance arrangement with a subsidiary of Lincoln for $1.0 billion in cash. Under the agreement, the Lincoln subsidiary contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains obligated to contract owners. The Lincoln subsidiary established a trust to secure its obligations to the Company under the reinsurance agreement. As of December 31, 2015 and 2014, the Company had $1.8 billion and $1.9 billion, respectively, related to Reinsurance recoverable from the subsidiary of Lincoln.

The Company assumed $25.0 of premium revenue from Aetna Life for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $8.4 and $9.7 were maintained for this contract as of December 31, 2015 and 2014, respectively.

Reinsurance recoverable was comprised of the following as of the dates indicated:

		December 31,		
		2015		**2014**
Reserves ceded and claims recoverable	$	1,837.2	$	1,927.8
Other		1.6		1.7
Total	$	1,838.8	$	1,929.5

The following table summarizes the effect of reinsurance on Premiums for the periods indicated:

		Year Ended December 31,				
		2015		**2014**		**2013**
Premiums:						
Direct premiums	$	657.2	$	88.9	$	37.4
Reinsurance assumed		—		0.1		0.1
Reinsurance ceded		(0.1)		(0.2)		(0.2)
Net premiums	$	657.1	$	88.8	$	37.3

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

8.   **Capital Contributions, Dividends and Statutory Information**

Connecticut insurance law imposes restrictions on a Connecticut insurance company's ability to pay dividends to its parent. These restrictions are based in part on the prior year's statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts, or extraordinary dividends, are subject to approval by the Connecticut Insurance Commissioner.

Under Connecticut insurance law, an extraordinary dividend or distribution is defined as a dividend or distribution that, together with other dividends or distributions made within the preceding twelve months, exceeds the greater of (1) ten percent (10.0%) of VRIAC's earned statutory surplus at the prior year end or (2) VRIAC's prior year statutory net gain from operations. Connecticut law also prohibits a Connecticut insurer from declaring or paying a dividend except out of its earned surplus unless prior insurance regulatory approval is obtained.

During the year ended December 31, 2015, VRIAC declared ordinary dividends to its Parent in the aggregate amount of $321.0, $231.0 of which was paid on May 20, 2015 and $90.0 of which was paid on December 23, 2015. During the year ended December 31, 2014, VRIAC declared ordinary dividends to its Parent in the aggregate amount of $371.0, $281.0 of which was paid on May 19, 2014 and $90.0 of which was paid on December 22, 2014. On December 23, 2015 and December 9, 2014, VFP paid a $115.0 and $95.0 dividend, respectively, to VRIAC, its parent. During the year ended December 31, 2015, DSL did not pay any dividends to VRIAC, its parent. On October 3, 2014, DSL paid a $30.0 dividend to VRIAC.

During the years ended December 31, 2015 and 2014, VRIAC did not receive any capital contributions from its Parent.

The Company is subject to minimum risk-based capital ("RBC") requirements established by the Department. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital ("TAC"), as defined by the National Association of Insurance Commissioners ("NAIC"), to authorized control level RBC, as defined by the NAIC. The Company exceeded the minimum RBC requirements that would require any regulatory or corrective action for all periods presented herein.

The Company is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Department. Such statutory accounting practices primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities and contract owner account balances using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Certain assets that are not admitted under statutory accounting principles are charged directly to surplus. Depending on the regulations of the Department, the entire amount or a portion of an insurance company's asset balance can be non-admitted depending on specific rules regarding admissibility. The most significant non-admitted assets of the Company are typically deferred tax assets.

Statutory net income (loss) was $317.5, $321.7 and $175.2, for the years ended December 31, 2015, 2014 and 2013, respectively. Statutory capital and surplus was $2.0 billion as of December 31, 2015 and 2014.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

9. Accumulated Other Comprehensive Income (Loss)

Shareholder's equity included the following components of AOCI as of the dates indicated.

		December 31,				
		2015		**2014**		**2013**
Fixed maturities, net of OTTI	$	438.0	$	1,553.7	$	820.9
Equity securities, available-for-sale		14.6		14.5		15.5
Derivatives		208.3		202.6		133.0
DAC/VOBA and Sales inducements adjustments on available-for-sale securities		(196.4)		(552.4)		(335.3)
Premium deficiency reserve adjustment		(66.5)		(129.8)		(82.4)
Unrealized capital gains (losses), before tax		398.0		1,088.6		551.7
Deferred income tax asset (liability)		(18.1)		(255.5)		(66.1)
Unrealized capital gains (losses), after tax		379.9		833.1		485.6
Pension and other postretirement benefits liability, net of tax		6.9		8.4		9.8
AOCI	$	386.8	$	841.5	$	495.4

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Changes in AOCI, including the reclassification adjustments recognized in the Consolidated Statements of Operations were as follows for the periods indicated:

	Year Ended December 31, 2015		
	Before-Tax Amount	Income Tax	After-Tax Amount
Available-for-sale securities:			
Fixed maturities	$ (1,183.7)	$ 410.0	$ (773.7)
Equity securities	(0.2)	0.1	(0.1)
OTTI	2.8	(1.0)	1.8
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations	65.5	(22.9)	42.6
DAC/VOBA and Sales inducements	356.0 [1]	(124.6)	231.4
Premium deficiency reserve adjustment	63.3	(22.2)	41.1
Change in unrealized gains/losses on available-for-sale securities	(696.3)	239.4	(456.9)
Derivatives:			
Derivatives	19.7 [2]	(6.9)	12.8
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations	(14.0)	4.9	(9.1)
Change in unrealized gains/losses on derivatives	5.7	(2.0)	3.7
Pension and other postretirement benefits liability:			
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations	(2.3) [3]	0.8	(1.5)
Change in pension and other postretirement benefits liability	(2.3)	0.8	(1.5)
Change in Other comprehensive income (loss)	$ (692.9)	$ 238.2	$ (454.7)

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Year Ended December 31, 2014		
	Before-Tax Amount	Income Tax	After-Tax Amount
Available-for-sale securities:			
Fixed maturities	$ 713.0	$ (251.0)	$ 462.0
Equity securities	(1.3)	0.5	(0.8)
OTTI	5.1	(1.8)	3.3
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations	15.0	(5.3)	9.7
DAC/VOBA and Sales inducements	(217.1) [1]	76.0	(141.1)
Premium deficiency reserve adjustment	(47.4)	16.6	(30.8)
Change in unrealized gains/losses on available-for-sale securities	467.3	(165.0)	302.3
Derivatives:			
Derivatives	77.0 [2]	(27.0)	50.0
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations	(7.4)	2.6	(4.8)
Change in unrealized gains/losses on derivatives	69.6	(24.4)	45.2
Pension and other postretirement benefits liability:			
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations	(2.2) [3]	0.8	(1.4)
Change in pension and other postretirement benefits liability	(2.2)	0.8	(1.4)
Change in Other comprehensive income (loss)	$ 534.7	$ (188.6)	$ 346.1

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Year Ended December 31, 2013		
	Before-Tax Amount	Income Tax	After-Tax Amount
Available-for-sale securities:			
Fixed maturities	$ (1,372.1)	$ 542.1 [4]	$ (830.0)
Equity securities	2.0	(0.7)	1.3
OTTI	2.7	(0.9)	1.8
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations	(0.6)	0.2	(0.4)
DAC/VOBA and Sales inducements	475.3 [1]	(166.4)	308.9
Premium deficiency reserve adjustment	70.2	(24.6)	45.6
Change in unrealized gains/losses on available-for-sale securities	(822.5)	349.7	(472.8)
Derivatives:			
Derivatives	(79.5) [2]	27.9	(51.6)
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations	(2.7)	0.9	(1.8)
Change in unrealized gains/losses on derivatives	(82.2)	28.8	(53.4)
Pension and other postretirement benefits liability:			
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations	(2.2) [3]	0.8	(1.4)
Change in pension and other postretirement benefits liability	(2.2)	0.8	(1.4)
Change in Other comprehensive income (loss)	$ (906.9)	$ 379.3	$ (527.6)

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.
[4] Amount includes $67.6 valuation allowance. See the *Income Taxes* Note to these Consolidated Financial Statements for additional information.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

10.   Income Taxes

Income tax expense (benefit) consisted of the following for the periods indicated:

| | | Year Ended December 31, | | | | |
		2015		**2014**		**2013**
Current tax expense (benefit):						
Federal	$	54.1	$	85.7	$	144.6
Total current tax expense (benefit)		54.1		85.7		144.6
Deferred tax expense (benefit):						
Federal		(1.3)		(11.2)		62.4
Total deferred tax expense (benefit)		(1.3)		(11.2)		62.4
Total income tax expense (benefit)	$	52.8	$	74.5	$	207.0

Income taxes were different from the amount computed by applying the federal income tax rate to Income (loss) before income taxes for the following reasons for the periods indicated:

| | | Year Ended December 31, | | | | |
		2015		**2014**		**2013**
Income (loss) before income taxes	$	226.0	$	306.2	$	490.5
Tax rate		35.0%		35.0%		35.0%
Income tax expense (benefit) at federal statutory rate		79.1		107.2		171.7
Tax effect of:						
Dividends received deduction		(23.7)		(30.7)		(26.6)
Valuation allowance		(3.6)		(0.4)		67.6
Audit settlements		(0.1)		(0.1)		(0.3)
Tax Credit		3.6		0.4		—
Other		(2.5)		(1.9)		(5.4)
Income tax expense (benefit)	$	52.8	$	74.5	$	207.0
Effective tax rate		23.4%		24.3%		42.2%

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Temporary Differences

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of the dates indicated, are presented below.

	December 31,	
	2015	**2014**
Deferred tax assets		
Insurance reserves	$ 197.1	$ 219.1
Investments	197.9	190.8
Compensation and benefit	69.6	83.1
Other assets	8.6	7.4
Total gross assets before valuation allowance	473.2	500.4
Less: Valuation allowance	7.1	10.7
Assets, net of valuation allowance	466.1	489.7
Deferred tax liabilities		
Net unrealized investment (gains) losses	(208.0)	(573.0)
Deferred policy acquisition costs	(391.1)	(284.2)
Total gross liabilities	(599.1)	(857.2)
Net deferred income tax asset (liability)	$ (133.0)	$ (367.5)

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. As of December 31, 2015 and December 31, 2014, the Company had total valuation allowances of approximately $7.1 and $10.7, respectively. As of December 31, 2015 and December 31, 2014, $126.4 and $130.0, respectively, of these valuation allowances were allocated to continuing operations, and $(119.3), as of the end of each period, was allocated to Other comprehensive income related to realized and unrealized capital losses.

For the years ended December 31, 2015 and 2014, the decreases in the valuation allowance were $3.6 and $0.4, respectively, all of which were allocated to continuing operations. For the year ended, December 31, 2013, there was no net change in the valuation allowance, but the valuation allowance allocated to continuing operations increased $67.6 and the valuation allowance allocated to Other comprehensive income decreased $67.6.

Tax Sharing Agreement

The Company had a receivable from Voya Financial, Inc. of $10.5 as of December 31, 2015 and a receivable from Voya Financial, Inc. of $10.1 as of December 31, 2014, for federal income taxes under the intercompany tax sharing agreement.

The results of the Company's operations are included in the consolidated tax return of Voya Financial, Inc. Generally, the Company's consolidated financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC Topic 740) as if the Company were a separate taxpayer rather than a member of Voya Financial, Inc.'s consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. If the Company instead were to follow a separate taxpayer approach without any exceptions, there would be no impact to income tax expense (benefit) for the periods indicated above. Also, any current tax benefit related to the Company's tax attributes realized by virtue of its inclusion in the consolidated tax return of Voya Financial, Inc. would have been recorded directly to equity rather than income. Under the tax sharing agreement, Voya Financial, Inc., will pay the Company for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

Unrecognized Tax Benefits

The Company had no unrecognized tax benefits as of December 31, 2015 and 2014.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in current income taxes and Income tax expense on the Consolidated Balance Sheets and the Consolidated Statements of Operations, respectively. The Company had no accrued interest as of December 31, 2015 and 2014.

Tax Regulatory Matters

During April 2015, the Internal Revenue Service ("IRS") completed its examination of Voya Financial, Inc.'s consolidated return (including the Company) through tax year 2013. The 2013 audit settlement did not have a material impact on the Company. Voya Financial, Inc. (including the Company) is currently under audit by the IRS, and it is expected that the examination of tax year 2014 will be finalized within the next twelve months. Voya Financial, Inc. (including the Company) and the IRS have agreed to participate in the Compliance Assurance Process for the tax years 2014 through 2016.

11.   Benefit Plans

Defined Benefit Plan

Voya Services Company sponsors the Voya Retirement Plan (the "Retirement Plan"). Substantially all employees of Voya Services Company and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents.

The Retirement Plan is a tax qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). Beginning January 1, 2012, the Retirement Plan adopted a cash balance pension formula instead of a final average pay ("FAP") formula, allowing all eligible employees to participate in the Retirement Plan. Participants will earn an annual credit equal to 4% of eligible compensation. Interest is credited monthly based on a 30-year U.S. Treasury securities bond rate published by the Internal Revenue Service in the preceding August of each year. The accrued vested cash pension balance benefit is portable; participants can take it if they leave the Company. For participants in the Retirement Plan as of December 31, 2011, there was a two-year transition period from the Retirement Plan's current FAP formula to the cash balance pension formula which ended December 31, 2013.

The costs allocated to the Company for its employees' participation in the Retirement Plan were $6.0, $6.2 and $6.5 for the years ended December 31, 2015, 2014 and 2013, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Defined Contribution Plan

Voya Services Company sponsors the Voya Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of Voya Services Company and its affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career Agents are certain, full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria. The Savings Plan is a tax-qualified defined contribution retirement plan, which includes an employee stock ownership plan ("ESOP") component. The Savings Plan is a tax qualified defined contribution and stock bonus plan, which includes an employee stock ownership plan component. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. Voya Services Company matches such pre-tax contributions, up to a maximum of 6.0% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule. Contributions made to the Savings Plan are subject to certain limits imposed by applicable law. The cost allocated to the Company for the Savings Plan were $10.8, $10.6 and $10.8, for the years ended December 31, 2015, 2014 and 2013, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Non-Qualified Retirement Plans

The Company, in conjunction with Voya Services Company, offers certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefit accruals under Aetna Financial Services SERPs ceased, effective as of December 31, 2001 and participants began accruing benefits under Voya Services SERPs. Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

Effective January 1, 2012, the Supplemental Executive Retirement Plan was amended to coordinate with the amendment of the Retirement Plan from its current final average pay formula to a cash balance formula.

The Company, in conjunction with Voya Services Company, sponsors the Pension Plan for Certain Producers of Voya Retirement Insurance and Annuity Company (the "Agents Non-Qualified Plan"). This plan covers certain full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet the eligibility criteria specified in the plan ("Career Agents"). The Agents Non-Qualified Plan was frozen effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

The SERPs and Agents Non-Qualified Plan, are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and Voya Services Company. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

Obligations and Funded Status

The following table summarizes the benefit obligations for the SERPs and Agents Non-Qualified Plan as of December 31, 2015 and 2014:

	Year Ended December 31,	
	2015	**2014**
Change in benefit obligation:		
Benefit obligation, January 1	$ 96.6	$ 84.1
Interest cost	4.1	4.0
Benefits paid	(5.3)	(4.8)
Actuarial (gains) losses on obligation	(7.3)	13.3
Benefit obligation, December 31	$ 88.1	$ 96.6

Amounts recognized on the Consolidated Balance Sheets in Other liabilities and in AOCI were as follows as of December 31, 2015 and 2014:

	December 31,	
	2015	**2014**
Accrued benefit cost	$ (88.1)	$ (96.6)
Accumulated other comprehensive income (loss):		
Prior service cost (credit)	(3.7)	(4.9)
Net amount recognized	$ (91.8)	$ (101.5)

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Assumptions

The weighted-average assumptions used in the measurement of the December 31, 2015 and 2014 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

	2015	2014
Discount rate	4.81%	4.36%
Rate of compensation increase	4.00%	4.00%

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries, including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the Retirement Plan. Based upon all available information, it was determined that 4.81% was the appropriate discount rate as of December 31, 2015, to calculate the Company's accrued benefit liability.

The weighted-average assumptions used in calculating the net pension cost were as follows:

	2015	2014	2013
Discount rate	4.36%	4.95%	4.05%
Rate of compensation increase	4.00%	4.00%	4.00%

Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

Net Periodic Benefit Costs

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan were as follows for the years ended December 31, 2015, 2014 and 2013:

	Year Ended December 31,		
	2015	2014	2013
Interest cost	$ 4.1	$ 4.0	$ 3.8
Amortization of prior service cost (credit)	(1.2)	(1.2)	(1.2)
Net (gain) loss recognition	(7.3)	13.3	(9.1)
Net periodic (benefit) cost	$ (4.4)	$ 16.1	$ (6.5)

Cash Flows

In 2016, the Company is expected to contribute $5.5 to the SERPs and Agents Non-Qualified Plan. Future expected benefit payments related to the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2016 through 2020 and thereafter through 2025, are estimated to be $5.5, $5.6, $5.7, $5.6, $6.0 and $27.9, respectively.

Share Based Compensation Plans

Certain employees of the Company participate in the 2013 and 2014 Omnibus Employee Incentive Plans ("the Omnibus Plans") sponsored by Voya Financial, Inc., with respect to awards granted in 2013 through 2015. Certain employees also participate in various ING Group share-based compensation plans with respect to awards granted prior to 2013. Upon closing of the IPO, certain awards granted by ING Group that, upon vesting, would have been issuable in the form of American Depository Receipts ("ADRs") of ING Group were converted into performance shares or restricted stock units ("RSUs") under the Omnibus Plans that upon vesting, will be issuable in Voya Financial, Inc. common stock.

The Company was allocated compensation expense from Voya Financial, Inc. and ING Group of $22.0, $25.1 and $17.0 for the years ended December 31, 2015, 2014 and 2013, respectively.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company recognized tax benefits of $7.7, $8.6 and $6.0 in 2015, 2014 and 2013, respectively. Excess tax benefits are recognized in Additional paid-in capital and are accounted for in a single pool available to all share-based compensation awards. Excess tax benefits in Additional paid-in capital are not recognized until the benefits result in a reduction in taxes payable. The Company uses tax law ordering when determining when excess tax benefits have been realized.

In addition, the Company, in conjunction with Voya Services Company, sponsors the following benefit plans:

- The Voya 401(k) Plan for VRIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. Effective January 1, 2006, the Company match equals 60% of a participant's pre-tax deferral contribution, with a maximum of 6% of the participant's eligible pay. A request for a determination letter on the qualified status of the Voya 401(k) Plan for VRIAC Agents was filed with the IRS on January 1, 2014. A favorable determination letter was received dated August 28, 2014.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.
- Certain health care and life insurance benefits for retired employees and their eligible dependents. The postretirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Beginning August 1, 2009, the Company moved from self-insuring these costs and began to use a private-fee-for-service Medicare Advantage program for post-Medicare eligible retired participants. In addition, effective October 1, 2009, the Company no longer subsidizes medical premium costs for early retirees. This change does not impact any participant currently retired and receiving coverage under the plan or any employee who is eligible for coverage under the plan and whose employment ended before October 1, 2009. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.
- The Voya Financial, Inc. Supplemental Executive Retirement Plan, which is a non-qualified defined benefit restoration pension plan.
- The Voya Financial, Inc. Deferred Compensation Savings Plan, which is a non-qualified deferred compensation plan that includes a 401(k) excess component.

The benefit charges allocated to the Company related to these plans for the years ended December 31, 2015, 2014 and 2013, were $12.5, $12.8 and $11.3, respectively.

12. Financing Agreements

Windsor Property Loan

On June 16, 2007, the State of Connecticut acting by the Department of Economic and Community Development ("DECD") loaned VRIAC $9.9 (the "DECD Loan") in connection with the development of the corporate office facility located at One Orange Way, Windsor, Connecticut that serves as the principal executive offices of the Company (the "Windsor Property"). The loan has a term of twenty years and bears an annual interest rate of 1.0%. As long as no defaults have occurred under the loan, no payments of principal or interest are due for the initial ten years of the loan. For the second ten years of the DECD Loan term, VRIAC is obligated to make monthly payments of principal and interest.

The DECD Loan provided for loan forgiveness during the first five years of the term at varying amounts up to $5.0 if VRIAC and its affiliates met certain employment thresholds at the Windsor Property during that period. On December 1, 2008, the DECD determined that the Company had met the employment thresholds for loan forgiveness and, accordingly, forgave $5.0 of the DECD Loan to VRIAC in accordance with the terms of the DECD Loan. The DECD Loan provides additional loan forgiveness at varying amounts up to $4.9 if VRIAC and its Voya affiliates meet certain employment thresholds at the Windsor Property during years five through ten of the loan. VRIAC's obligations under the DECD Loan are secured by an unlimited recourse guaranty from its affiliate, Voya Services Company. In November 2012, VRIAC provided a letter of credit to the DECD in the amount of $10.6 as security for its repayment obligations with respect to the loan.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

At December 31, 2015 and 2014, the amount of the loan outstanding was $4.9, which was reflected in Long-term debt on the Consolidated Balance Sheets.

13.   Commitments and Contingencies

Leases

All of the Company's expenses for leased and subleased office properties are paid for by an affiliate and allocated back to the Company, as all remaining operating leases were executed by Voya Services Company as of December 31, 2008, which resulted in the Company no longer being party to any operating leases. For the years ended December 31, 2015, 2014 and 2013, rent expense for leases was $4.1, $3.8 and $4.0, respectively.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

As of December 31, 2015 and 2014, the Company had off-balance sheet commitments to acquire mortgage loans of $221.0 and $194.6, respectively, and purchase limited partnerships and private placement investments of $330.4 and $139.4, respectively.

Restricted Assets

The Company is required to maintain assets on deposit with various regulatory authorities to support its insurance operations. The Company may also post collateral in connection with certain securities lending, repurchase agreements, funding agreement, letter of credit ("LOC") and derivative transactions as described further in this note. The components of the fair value of the restricted assets were as follows as of the dates indicated:

| | December 31, | | | |
	2015		2014	
Other fixed maturities-state deposits	$	13.5	$	13.5
Securities pledged[1]		249.2		235.3
Total restricted assets	$	262.7	$	248.8

[1] Includes the fair value of loaned securities of $178.9 and $174.9 as of December 31, 2015 and 2014, respectively. In addition, as of December 31, 2015 and 2014, the Company delivered securities as collateral of $70.3 and $60.4, respectively. Loaned securities and securities delivered as collateral are included in Securities pledged on the Consolidated Balance Sheets.

Litigation, Regulatory Matters and Loss Contingencies

Litigation, regulatory and other loss contingencies arise in connection with the Company's activities as a diversified financial services firm. The Company is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. Claimants are not always required to specify the monetary damages they seek or they may be required only to state an amount sufficient to meet a court's jurisdictional requirements. Moreover, some jurisdictions allow claimants to allege monetary damages that far exceed any reasonably possible verdict. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim often bears little relevance to the merits or potential value of a claim. Litigation against the Company includes a variety of claims including negligence, breach of contract, fraud, violation of regulation or statute, breach of fiduciary duty, negligent misrepresentation, failure to supervise, elder abuse and other torts.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

───

As with other financial services companies, the Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, settlement payments, additional payments to beneficiaries and additional escheatment of funds deemed abandoned under state laws. They may also result in fines and penalties and changes to the Company's procedures for the identification and escheatment of abandoned property or the correction of processing errors and other financial liability.

The outcome of a litigation or regulatory matter is difficult to predict and the amount or range of potential losses associated with these or other loss contingencies requires significant management judgment. It is not possible to predict the ultimate outcome or to provide reasonably possible losses or ranges of losses for all pending regulatory matters, litigation and other loss contingencies. While it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known, management believes that neither the outcome of pending litigation and regulatory matters, nor potential liabilities associated with other loss contingencies, are likely to have such an effect. However, given the large and indeterminate amounts sought in certain litigation and the inherent unpredictability of all such matters, it is possible that an adverse outcome in certain of the Company's litigation or regulatory matters, or liabilities arising from other loss contingencies, could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual has been made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. For matters for which an accrual has been made, but there remains a reasonably possible range of loss in excess of the amounts accrued or for matters where no accrual is required, the Company develops an estimate of the unaccrued amounts of the reasonably possible range of losses. As of December 31, 2015, the Company estimates the aggregate range of reasonably possible losses, in excess of any amounts accrued for these matters as of such date, is not material to the Company.

For other matters, the Company is currently not able to estimate the reasonably possible loss or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss based on such reviews.

14.   Related Party Transactions

Operating Agreements

VRIAC has certain agreements whereby it generates revenues and incurs expenses with affiliated entities. The agreements are as follows:

- Investment Advisory agreement with Voya Investment Management LLC ("VIM"), an affiliate, in which VIM provides asset management, administrative and accounting services for VRIAC's general account. VRIAC incurs a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2015, 2014 and 2013, expenses were incurred in the amounts of $51.5, $50.2 and $48.5, respectively.
- Services agreement with Voya Services Company for administrative, management, financial and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2015, 2014 and 2013, expenses were incurred in the amounts of $235.1, $197.7 and $187.1, respectively.
- Services agreement between VRIAC and its U.S. insurance company affiliates and other affiliates for administrative, management, financial and information technology services, dated January 1, 2001 and amended effective January 1, 2002, December 31, 2007 and October 1, 2008. For the years ended December 31, 2015, 2014 and 2013, net expenses related to the agreement were incurred in the amount of $26.7, $26.9 and $22.6, respectively.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

- Service agreement with Voya Institutional Plan Services, LLC ("VIPS") effective November 30, 2008 pursuant to which VIPS provides record-keeper services to certain benefit plan clients of VRIAC. For the years ended December 31, 2015, 2014 and 2013, VRIAC's net earnings related to the agreement were in the amount of $7.5, $8.1 and $8.2, respectively.
- Intercompany agreement with VIM pursuant to which VIM agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues VIM earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. For the years ended December 31, 2015, 2014 and 2013, revenue under the VIM intercompany agreement was $35.0, $31.9 and $30.5, respectively.
- Variable annuity, fixed insurance and mutual fund products issued by VRIAC are sold by Voya Financial Advisors, Inc. ("VFA"), an affiliate of VRIAC. For the years ended December 31, 2015, 2014 and 2013 commission expenses incurred by VRIAC were $74.0, $71.6 and $71.1, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods. Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly owned subsidiary of its Parent.

DSL has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Underwriting and distribution agreements with Voya Insurance and Annuity Company ("VIAC") and ReliaStar Life Insurance Company of New York ("RLNY"), affiliated companies as well as VRIAC, whereby DSL serves as the principal underwriter for variable insurance products and provides wholesale distribution services for mutual fund custodial products. In addition, DSL is authorized to enter into agreements with broker-dealers to distribute the variable insurance products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2015, 2014 and 2013, commissions were collected in the amount of $229.7, $244.9 and $242.1, respectively. Such commissions are, in turn, paid to broker-dealers.
- Intercompany agreements with each of VIAC, VIPS, ReliaStar Life Insurance Company and Security Life of Denver Insurance Company (individually, the "Contracting Party") pursuant to which DSL agreed, effective January 1, 2010, to pay the Contracting Party, on a monthly basis, a portion of the revenues DSL earns as investment adviser to certain U.S. registered investment companies that are either investment option under certain variable insurance products of the Contracting Party or are purchased for certain customers of the Contracting Party. For the years ended December 31, 2015, 2014 and 2013, expenses were incurred under these intercompany agreements in the aggregate amount of $206.5, $231.5 and $230.5, respectively.
- Service agreement with RLNY whereby DSL receives managerial and supervisory services and incurs a fee. For the years ended December 31, 2015, 2014 and 2013, expenses were incurred under this service agreement in the amount of $2.8, $3.3 and $3.4, respectively.
- Administrative and advisory services agreements with Voya Investments, LLC and VIM, affiliated companies, in which DSL receives certain services for a fee. The fee for these services is calculated as a percentage of average assets of Voya Investors Trust. For the years ended December 31, 2015, 2014 and 2013, expenses were incurred in the amounts of $67.8, $45.5 and $34.0, respectively.

Reinsurance Agreements

The Company has entered into the following agreements that were accounted for under the deposit method with two of its affiliates. As of December 31, 2015 and 2014, the Company had deposit assets of $91.0 and $93.9, respectively, and deposit liabilities of $194.8 and $201.1, respectively, related to these agreements. Deposit assets and liabilities are included in Other assets and Other liabilities, respectively, on the Consolidated Balance Sheets.

Effective January 1, 2014, VRIAC entered into a coinsurance agreement with Langhorne I, LLC, an affiliated captive reinsurance company, to manage reserve and capital requirements in connection with a portion of our Stabilizer and Managed Custody Guarantee business.

Effective, December 31, 2012, the Company entered into an automatic reinsurance agreement with its affiliate, SLDI, to manage the reserve and capital requirements in connection with a portion of its deferred annuities business. Under the terms of the agreement, the Company will reinsure to SLDI, on an indemnity reinsurance basis, a quota share of its liabilities on certain contracts. The quota share percentage with respect to the contracts that are delivered or issued for delivery in the State of New York will be

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

90% and the quota share percentage with respect to the contracts that are delivered or issued for delivery outside of the State of New York will be 100%.

Investment Advisory and Other Fees

Effective January 1, 2007, VRIAC's investment advisory agreement to serve as investment advisor to certain variable funds offered in Company products (collectively, the "Company Funds"), was assigned to DSL. VRIAC is also compensated by the separate accounts for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance and annuity contracts, the separate accounts pay VRIAC daily fees that, on an annual basis are, depending on the product, up to 3.4% of their average daily net assets. The total amount of compensation and fees received by the Company from the Company Funds and separate accounts totaled $258.9, $210.4 and $152.4 (excludes fees paid to Voya Investment Management Co. LLC) in 2015, 2014 and 2013, respectively.

DSL has been retained by Voya Investors Trust, an affiliate, pursuant to a management agreement to provide advisory, management, administrative and other services to Voya Investors Trust. Under the management agreement, DSL provides or arranges for the provision of all services necessary for the ordinary operations of Voya Investors Trust. DSL earns a monthly fee based on a percentage of average daily net assets of Voya Investors Trust. DSL has entered into an administrative services subcontract with Voya Investments, LLC, an affiliate, pursuant to which Voya Investments, LLC, provides certain management, administrative and other services to Voya Investors Trust and is compensated a portion of the fees received by DSL under the management agreement. In addition to being the investment advisor of the Trust, DSL is the investment advisor of Voya Partners, Inc., an affiliate. DSL and Voya Partners, Inc. have an investment advisory agreement, whereby DSL has overall responsibility to provide portfolio management services for Voya Partners, Inc. Voya Partners, Inc. pays DSL a monthly fee which is based on a percentage of average daily net assets. For the years ended December 31, 2015, 2014 and 2013, revenue received by DSL under these agreements (exclusive of fees paid to affiliates) was $379.7, $414.3 and $418.2, respectively. At December 31, 2015 and 2014, DSL had $30.1 and $33.0, respectively, receivable from Voya Investors Trust under the management agreement.

Financing Agreements

Reciprocal Loan Agreement

The Company maintains a reciprocal loan agreement with Voya Financial, Inc., an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and expires on April 1, 2016, either party can borrow from the other up to 3.0% of the Company's statutory admitted assets as of the preceding December 31. During the years ended December 31, 2015 and 2014, interest on any borrowing by either the Company or Voya Financial, Inc. was charged at a rate based on the prevailing market rate for similar third-party borrowings or securities. During the year ended December 31, 2013, interest on any Company borrowing was charged at the rate of Voya Financial, Inc.'s cost of funds for the interest period, plus 0.15%. During the year ended December 31, 2013, interest on any Voya Financial, Inc. borrowing was charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration.

Under this agreement, the Company incurred $0.1 interest expense for the year ended December 31, 2015. The Company incurred immaterial interest expense for the year ended December 31, 2014 and no interest expense for the year ended December 31, 2013. The Company earned interest income of $0.8 and $0.4 for the years ended December 31, 2015 and 2014, respectively. The Company earned no interest income for the year ended December 31, 2013. Interest expense and income are included in Interest expense and Net investment income, respectively, in the Consolidated Statements of Operations. As of December 31, 2015 and 2014, the Company did not have any outstanding receivable/payable with Voya Financial, Inc. under the reciprocal loan agreement.

Note with Affiliate

On December 29, 2004, VIAC issued a surplus note in the principal amount of $175.0 (the "Note") scheduled to mature on December 29, 2034, to VRIAC. The Note bears interest at a rate of 6.26% per year. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest income was $11.1 for the years ended December 31, 2015, 2014 and 2013.